Form 10-K, Exhibit 13
period 1997-02-01
BARNES & NOBLE INC
filed 1997-05-02
CIK 890491

Selected Consolidated Financial Data
--------------------------------------------------------------------------------

The selected consolidated financial data of Barnes & Noble, Inc. and its wholly-owned subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 53 weeks ended February 1, 1997 (fiscal 1996) and for the 52 weeks ended January 27, 1996 (fiscal 1995) and January 28, 1995 (fiscal 1994) and the Balance Sheet Data as of February 1, 1997 and January 27, 1996 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended January 29, 1994 (fiscal 1993) and January 30, 1993 (fiscal 1992) and the Balance Sheet Data as of January 28, 1995, January 29, 1994 and January 30, 1993 are derived from audited consolidated financial statements not included in this report.

-----------------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                                        1996          1995           1994          1993          1992
(Thousands of dollars, except per share data)
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Revenues
   Barnes & Noble stores(9)                                    $ 1,861,177     1,349,830        952,697       614,646       328,766
   B. Dalton Bookseller(10)                                        564,926       603,204        646,876       688,220       706,862
   Other                                                            22,021        23,866         23,158        34,520        51,075
                                                               -----------    ----------     ----------    ----------    ----------
     Total revenues                                              2,448,124     1,976,900      1,622,731     1,337,386     1,086,703
Cost of sales, buying and occupancy                              1,569,448     1,269,001      1,050,011       874,038       711,845
                                                               -----------    ----------     ----------    ----------    ----------
   Gross profit                                                    878,676       707,899        572,720       463,348       374,858
Selling and administrative expenses                                456,181       376,773        311,344       262,861       221,266
Rental expense                                                     225,450       182,473        147,225       120,326        91,792
Depreciation and amortization                                       59,806        47,881         36,617        29,077        25,082
Pre-opening expenses                                                17,571        12,160          9,021         8,940         6,004
Restructuring charge(8)                                               --         123,768           --            --            --
                                                               -----------    ----------     ----------    ----------    ----------
   Operating profit (loss)                                         119,668       (35,156)        68,513        42,144        30,714
Interest expense, net and amortization of
   deferred financing fees(1)                                       38,286        28,142         22,955        25,807        26,858
                                                               -----------    ----------     ----------    ----------    ----------
   Earnings (loss) before provision (benefit) for income
     taxes, extraordinary item and cumulative effect of
     a change in accounting principle                               81,382       (63,298)        45,558        16,337         3,856
Provision (benefit) for income taxes                                30,157       (10,322)        20,085         8,584         3,646
                                                               -----------    ----------     ----------    ----------    ----------
   Earnings (loss) before extraordinary item and
     cumulative effect of a change in accounting principle          51,225       (52,976)        25,473         7,753           210

Extraordinary loss(2)                                                 --            --             --            --           6,663
Cumulative effect of a change in accounting principle(3)              --            --             --            --           2,052
                                                               -----------    ----------     ----------    ----------    ----------
   Net earnings (loss)(4)                                      $    51,225       (52,976)        25,473         7,753        (8,505)
                                                               ===========       =======         ======         =====        ======

Net earnings (loss) per common share(7)                        $      1.48         (1.70)          0.81          0.30          0.01
Weighted average common shares outstanding(5)(7)                34,576,000    31,217,000     31,344,000    26,194,000    20,528,000

Store Operating Data:
Stores open at end of period
   Barnes & Noble stores(9)                                            431           358            268           203           135
   B. Dalton Bookseller(10)                                            577           639            698           734           781
                                                               -----------    ----------     ----------    ----------    ----------
     Total                                                           1,008           997            966           937           916
                                                               ===========    ==========     ==========    ==========    ==========


                                                                              17
                                                            Barnes & Noble, Inc.

--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                                 1996             1995            1994             1993            1992
(Thousands of dollars, except per share data)
-----------------------------------------------------------------------------------------------------------------------------------

Comparable store sales increase (decrease)(6)
   Barnes & Noble stores(9)                                     7.3%            6.9%           12.6%            8.6%            5.2%
   B. Dalton Bookseller(10)                                    (1.0)           (4.3)           (2.3)           (0.3)            2.5

Capital Expenditures                                    $   171,885         154,913          88,763          81,116          64,987

Balance Sheet Data (at end of period):
Working capital                                         $   212,692         226,500         155,976         182,403         114,677
Total assets                                            $ 1,446,647       1,315,342       1,026,418         895,863         712,055
Long-term debt, less current portions                   $   290,000         262,400         190,000         190,000         190,000
Preferred stock subject to redemption, including
   cumulative dividends in arrears                      $      --              --              --              --            66,248
Shareholders' equity                                    $   455,989         400,235         358,173         328,841         146,754
-----------------------------------------------------------------------------------------------------------------------------------

(1)  Interest  expense  for fiscal  1996,  1995,  1994,  1993 and 1992 is net of interest income of $2,288, $2,138, $3,008, $1,838 and $2,228, respectively.

(2) Reflects a net extraordinary charge during fiscal 1992 due to the early extinguishment of debt, consisting of: (i) a pre-tax charge of $6,509 associated with the redemption premiums on the Company's senior subordinated notes and debentures; (ii) the associated write-off of $5,179 of unamortized deferred finance costs related to the early extinguishment of the Company's senior subordinated notes and debentures; and (iii) the related tax benefits of $5,025 on the extraordinary charges.

(3) Reflects the cumulative effect of a change in accounting principle of $2,052 (net of tax benefits of $1,548) during fiscal 1992 related to the adoption of new accounting standards for post-retirement benefits.

(4) Net earnings (loss) does not give effect to preferred stock dividends. Holders of the Company's Series C Preferred Stock were entitled to dividends of $4,466 and $1,375 during fiscal 1993 and 1992, respectively. Such accumulated dividends were paid from the proceeds of the Company's initial public offering completed on October 4, 1993 (IPO). Accumulated dividends on all other series of preferred stock outstanding for all periods were converted into common stock or waived.

(5) The pro forma weighted average number of shares outstanding used in the computation of pro forma earnings before extraordinary item and cumulative effect of a change in accounting principle per common share gives effect to an approximate 2.058-for-1 stock split completed by the Company prior to the consummation of the IPO, the effect of certain employee stock options using the treasury stock method, the number of shares issued upon the conversions of preferred stock and the exercise of warrants in connection with the IPO and the number of shares issued which is equal in value to the redemption price of the Series C Preferred Stock, including accumulated and unpaid dividends.

(6) Comparable store sales increase (decrease) is calculated using sales of stores that have been open for 12 months for B. Dalton Bookseller and 15 months for Barnes & Noble stores (due to the high sales volume associated with grand openings). The comparable store sales increase (decrease) for fiscal 1996 has been adjusted to reflect the elimination of the fifty-third week. Comparable store sales for fiscal 1996 include relocated Barnes & Noble stores and exclude B. Dalton Bookseller stores which the Company closed in fiscal 1996 or has a formal plan to close during fiscal 1997.

(7) Computed on a pro forma basis for fiscal 1993 and 1992. Earnings per common share are before extraordinary item and cumulative effect of a change in accounting principle for fiscal 1992.

(8) Restructuring charge includes restructuring and asset impairment losses recognized upon adoption of Statement of Financial Accounting Standards Board No. 121 "Impairment of Long-Lived Assets and Assets to be Disposed Of."

(9)  Also includes Bookstop and Bookstar stores.

(10) Also includes  Doubleday  Book Shops,  Scribner's  Bookstores  and discount bookstores operated under the Barnes & Noble tradename representing the Company's original retail strategy.


18
Barnes & Noble, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

     The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, "fiscal 1996" represents the 53 weeks ended February 1, 1997, "fiscal 1995" represents the 52 weeks ended January 27, 1996 and "fiscal 1994" represents the 52 weeks ended January 28, 1995.

GENERAL

     Barnes & Noble, Inc. (Barnes & Noble or the Company), the world's largest bookseller, operates 431 "super"stores, 91 of which were opened in fiscal 1996, under the Barnes & Noble Booksellers, Bookstop and Bookstar tradenames, and 577 mall bookstores under the B. Dalton Bookseller, Doubleday Book Shops and Scribner's Bookstore tradenames, as of February 1, 1997. Barnes & Noble publishes books under its own imprint for exclusive sale through its retail stores and mail-order catalogs. The Company is also the exclusive bookseller in America Online's Marketplace and has plans to launch a World Wide Web site, operating the "world's largest bookseller online," during 1997. The Company employed approximately 24,000 full and part-time booksellers and created nearly 2,600 new jobs nationwide during fiscal 1996 primarily in relation to its Barnes & Noble store expansion.

     Barnes & Noble is the largest operator of book "super" stores in the United States with 431 Barnes & Noble stores located in 47 states and the District of Columbia as of February 1, 1997. With more than thirty years of bookselling experience, management has a strong sense of customers' changing needs and the Company leads book retailing with a "community store" concept. Barnes & Noble's typical store offers a comprehensive title base, a cafe and a calendar of ongoing events - author appearances and children's activities - that make each Barnes & Noble store an active part of its community. Management estimates that as much as 80% of the sales generated by a new Barnes & Noble store is incremental to the community in which the store is located - representing a combination of previously unfulfilled and newly created demand.

     Barnes & Noble stores range in size from 10,000 to 60,000 square feet depending upon market size, and each store features an authoritative selection of books, ranging between 60,000 to 175,000 titles. The comprehensive title selection is diverse and customized to the local community's interests and demands. To further this diversity, Barnes & Noble funds the Discover Great New

Writers program supporting the work of newly published authors, and emphasizes books published by small and independent publishers and university presses. In addition to the extensive on-site selection, each store will special order any book from the more than 1.2 million books in print.

     The book "super" store concept originated in the mid-1970s when a predecessor to the Company joined together the Barnes & Noble "Main Store" and "Sale Annex" which became the "World's Largest Bookstore," with close to 100,000 square feet of total retail space. Based on the success of this retail format, several Barnes & Noble stores were opened in midtown Manhattan and downtown Boston. However, the Company did not begin to expand nationally until 1987 when several Barnes & Noble store prototypes were tested in suburban locations. In late 1989, with four Barnes & Noble stores already in operation, the Company acquired 23 stores from Bookstop, Inc. thereby gaining market penetration in Texas, Florida and Southern California. Subsequently, the Company accelerated its expansion adding eight new stores in fiscal 1990; 28 in fiscal 1991; 78 in fiscal 1992; 72 in fiscal 1993; 70 in fiscal 1994; 97 in fiscal 1995; and 91 in fiscal 1996.

     Although the early prototypes of the Barnes & Noble and Bookstop stores were highly profitable, their smaller store size (roughly 10,000 square feet) limited sales potential and created opportunity for competition. As a result, 12 of the Company's original Barnes & Noble or Bookstop stores were relocated or expanded during fiscal 1996 to conform to the new prototype which has grown steadily in size since 1990, reaching an average of 27,000 square feet by 1995. The Company plans to complete its modernization program during fiscal 1997. Barnes & Noble stores opened during fiscal 1996 added 2.54 million square feet to the Barnes & Noble base, bringing the total square footage to 9.3 million square feet, a 33% increase over the prior year. The Company plans to open approximately 70 Barnes & Noble stores in 1997 which are expected to average 26,000 square feet in size.


                                                                              19
                                                            Barnes & Noble, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

     At the end of fiscal 1996, the Company operated 577 B. Dalton stores in 46 states, and the District of Columbia. These mall-based stores employ merchandising strategies that target the "middle-American" consumer book market, offering a wide range of bestsellers and general-interest titles. Doubleday and Scribner's bookstores utilize a more upscale format aimed at the "carriage trade" in higher-end shopping malls and place a greater emphasis on hardcover and gift books. Most of the B. Dalton stores range in size from 2,800 to 6,000 square feet, and, while they are appropriate to the size of adjacent mall tenants, the stores continue to be significantly impacted by the opening of superstores in nearby locations.


     During the past six years, the Company has pursued a two-pronged strategy to maximize returns from its B. Dalton division in response to declining sales attributable primarily to superstore competition and, to a lesser extent, weaker overall consumer traffic in shopping malls. The first part of the Company's strategy has been to rigorously identify and close underperforming stores. Since 1989, the Company has closed more than 50 B. Dalton stores per year. At the end of fiscal 1995, the Company accelerated its store closing strategy, and provided for these closing costs as part of the non-cash restructuring charge of $123.8 million ($87.3 million after tax or $2.65 per common share), with the aim of forming a core of more-profitable B. Dalton stores for the future. During fiscal 1996 the Company closed 72 underperforming B. Dalton stores identified during fiscal 1995 as part of the B. Dalton business restructuring. This two-pronged business strategy is beginning to stabilize B. Dalton's store operations. During fiscal 1996, same-store sales for the B. Dalton stores improved from a decline of 4.3% during fiscal 1995 to a decline of 1.0%.

     Concurrent with the implementation of the store closing strategy, the Company has been expanding the size of some of its new B. Dalton stores and is seeking better locations within malls for increased visibility and higher traffic flow. A new B. Dalton prototype was developed for this purpose in 1993 and, since that time, more than 100 new or converted stores have been opened and are performing, on average, better than the remaining store base.

     Complementing its leadership position as the world's largest bookseller, Barnes & Noble is the world's largest supplier of books through catalogs. The Company mails over 20 million catalogues each year and enjoys a list of over one million customers. Barnes & Noble's extensive catalog mailings over the past 13 years have created substantial name recognition in the U.S. and internationally, and have facilitated the introduction of Barnes & Noble stores and the Company's online business.

     With publishing and distribution rights to over 1,500 book titles, the Company further differentiates its product offerings from those of its competitors by publishing books under its own Barnes & Noble Books imprint for exclusive sale in its Barnes & Noble stores, B. Dalton stores and direct mail catalogs. Through its proprietary publishing, Barnes & Noble offers customers high quality books at excellent values while generating higher gross profit margins.

     During  fiscal  1996,  the Company  selectively  pursued  opportunities  to
leverage  its  "know-how"   through  strategic   alliances  with  Chapters  Inc.
(Chapters) and Calendar Club LLC (Calendar Club).

     In 1996, the Company purchased 20% of Chapter's common stock. Chapters is the largest book retailer in Canada with 360 mall bookstores and the leading Canadian book superstore retailer with 12-15 book superstores. During December 1996, Chapters completed an initial public offering diluting the Company's ownership to 13%. The Company, however, has a one-year maintenance right which allows the Company to regain its 20% ownership position.

     In 1996, the Company also acquired 50% of Calendar Club, an operator of seasonal calendar kiosks in the U.S. and internationally.



20
Barnes & Noble, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

     The Company's revenues, comparable store sales, store openings, store closings and number of stores open at fiscal year end are set forth below for the Company's various retailing strategies for the periods indicated:

--------------------------------------------------------------------------------
Fiscal Year                            1996             1995            1994
(Thousands of dollars)
--------------------------------------------------------------------------------

Revenues(1)
Barnes & Noble stores(3)           $ 1,861,177       1,349,830         952,697
B. Dalton Bookseller(4)                564,926         603,204         646,876
Other                                   22,021          23,866          23,158
                                   -----------       ---------       ---------
   Total revenues                  $ 2,448,124       1,976,900       1,622,731
                                   ===========       =========       =========
Comparable Store Sales
Increase (Decrease)(2)
Barnes & Noble stores(3)                   7.3%            6.9%           12.6%
B. Dalton Bookseller(4)                   (1.0)           (4.3)           (2.3)
                                   ===========       =========       =========

Stores Opened
Barnes & Noble stores(3)                    91              97              70
B. Dalton Bookseller(4)                     10              10              13
                                   -----------       ---------       ---------
   Total                                   101             107              83
                                   ===========       =========       =========

Stores Closed
Barnes & Noble stores(3)                    18               7               5
B. Dalton Bookseller(4)                     72              69              49
                                   -----------       ---------       ---------
   Total                                    90              76              54
                                   ===========       =========       =========

Number of Stores Open at Year End
Barnes & Noble stores(3)                   431             358             268
B. Dalton Bookseller(4)                    577             639             698

                                   -----------       ---------       ---------
   Total                                 1,008             997             966
                                   ===========       =========       =========

Square Feet of Selling Space
at Year End (in millions)
Barnes & Noble stores(3)                   9.3             7.0             4.5
B. Dalton Bookseller(4)                    2.2             2.4             2.5
                                   -----------       ---------       ---------
   Total                                  11.5             9.4             7.0
                                   ===========       =========       =========



(1) The Company's revenues include net sales from the Company's bookstores and other operations, income from the sale of the Company's B. Dalton Book$avers and Bookstop/Bookstar Reader's Choice discount cards, and other miscellaneous revenue items.

(2) Comparable store sales for B. Dalton Bookseller are determined using stores open at least twelve months. Comparable store sales for Barnes & Noble stores are determined using stores open at least 15 months, due to the high sales volume associated with grand openings. Comparable store sales increase (decrease) is computed on a 52-week basis for fiscal 1996.

(3)  Also includes Bookstop and Bookstar stores.

(4) Also includes Doubleday Book Shops, Scribner's Bookstores and discount bookstores operated under the Barnes & Noble tradename representing the Company's original retail strategy.

     The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total revenues of the Company:


--------------------------------------------------------------------------------
Fiscal Year                                       1996        1995         1994
--------------------------------------------------------------------------------

Revenues                                         100.0%      100.0%       100.0%
Cost of sales, buying
   and occupancy                                  64.1        64.2         64.7
                                                 -----       -----        -----
     Gross profit                                 35.9        35.8         35.3
Selling and administrative
   expenses                                       18.6        19.1         19.2
Rental expense                                     9.2         9.2          9.1
Depreciation and
   amortization                                    2.5         2.4          2.2
Pre-opening expenses                               0.7         0.6          0.6
Restructuring charge                              --           6.3         --
                                                 -----       -----        -----
   Operating profit (loss)(1)                      4.9        (1.8)         4.2
Interest expense, net

   and amortization of
   deferred financing fees                         1.6         1.4          1.4
                                                 -----       -----        -----
     Earnings (loss) before
      provision (benefit)
      for income taxes(1)                          3.3        (3.2)         2.8
Provision (benefit) for
   income taxes(1)                                 1.2        (0.5)         1.2
                                                 -----       -----        -----
     Net earnings (loss)(1)                        2.1%       (2.7)%        1.6%
                                                 =====       =====        =====


(1) If operating profit (loss), earnings (loss) before provision (benefit) for income taxes, provision (benefit) for income taxes and net earnings (loss) were presented before the effects of the restructuring charge of $123,768 during fiscal 1995, the percentage relationship that these items would bear to total revenues of the Company would be 4.5%, 3.1%, 1.4% and 1.7%, respectively.



                                                                              21
                                                            Barnes & Noble, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

53 WEEKS ENDED FEBRUARY 1, 1997 COMPARED TO 52 WEEKS ENDED JANUARY 27, 1996

Revenues

     The Company's revenues increased 23.8% during fiscal 1996 to $2.448 billion from $1.977 billion during fiscal 1995. Fiscal 1996 includes 53 weeks; excluding the impact of the fifty-third week, revenues increased 21.5%. During fiscal 1996, revenues from Barnes & Noble stores (which also includes Bookstop and Bookstar stores) rose 37.9% to $1.861 billion from $1.350 billion during fiscal 1995 and contributed 76.0% of total revenues, up from 68.3% during fiscal 1995.
B. Dalton Bookseller (which also includes Doubleday Book Shops, Scribner's Bookstores and discount bookstores operated under the Barnes & Noble tradename representing the Company's original retail strategy) generated revenues of $564.9 million (or 23.1% of total revenues) during fiscal 1996, down from $603.2 million (or 30.5% of total revenues) during fiscal 1995.

     The increase in revenues was primarily attributable to an increase in sales from Barnes & Noble stores. The Company opened 91 Barnes & Noble stores and closed 18 during fiscal 1996 (12 of which were relocated), increasing square footage by 33% in fiscal 1996. Comparable store sales for Barnes & Noble stores, which excludes the impact of the fifty-third week of sales, increased 7.3%

during fiscal 1996, in comparison to 6.9% during fiscal 1995. During fiscal 1996, revenues of B. Dalton Bookseller declined, primarily due to the 72 store closings and a comparable store sales decrease of 1.0%.

Cost of Sales, Buying and Occupancy

     The Company's cost of sales, buying and occupancy includes occupancy costs (such as common area maintenance, merchant association dues and lease-required advertising, but excluding rental expense), certain overhead costs of the Company's buying departments and adjustments for LIFO.

     Cost of sales, buying and occupancy increased 23.7% during fiscal 1996 to $1.569 billion from $1.269 billion during fiscal 1995, but decreased as a percentage of revenues to 64.1% during fiscal 1996 from 64.2% during fiscal 1995 due to improvements in merchandise mix, as well as increases in merchandise margins due to direct purchasing through the Company's new distribution center. Excluding the impact of LIFO, cost of sales, buying and occupancy as a percentage of revenues declined to 64.1% in fiscal 1996 from 64.5% in fiscal 1995.

Selling and Administrative Expenses

     Selling and administrative expenses increased $79.4 million, or 21.1%, to $456.2 million during fiscal 1996 from $376.8 million during fiscal 1995. The Company's operating leverage continued to improve as selling and administrative expenses decreased as a percentage of revenues to 18.6% during fiscal 1996 from 19.1% during fiscal 1995.

Rental Expense, Depreciation and Amortization

     Rental expense increased $43.0 million, or 23.6%, to $225.5 million during fiscal 1996 from $182.5 million during fiscal 1995. Depreciation and amortization increased $11.9 million, or 24.9%, to $59.8 million during fiscal 1996 from $47.9 million during fiscal 1995. The increases were primarily a result of the addition of 91 Barnes & Noble stores during fiscal 1996.

Pre-Opening Expenses

     Pre-opening expenses increased $5.4 million, or 44.5%, to $17.6 million during fiscal 1996 from $12.2 million during fiscal 1995. As the Company amortizes pre-opening expenses over the respective store's first twelve months of operation, the increase reflects the opening of 109 new Barnes & Noble stores during the second half of fiscal 1995 and the first half of fiscal 1996 compared with 68 stores in the corresponding period of the previous year.

Operating Profit (Loss)

     Operating profit, before the effects of the $123.8 million restructuring charge in fiscal 1995, increased $31.1 million, or 35.0%, to $119.7 million during fiscal 1996 from $88.6 million during fiscal 1995. As a percentage of revenues, operating profit increased to 4.9% during fiscal 1996 from 4.5% during fiscal 1995 (before the effects of the restructuring charge), reflecting improved operating leverage.


Interest Expense, Net and Amortization of
Deferred Financing Fees

     Interest expense, net of interest income, and amortization of deferred financing fees increased $10.2 million, or 36.0%, to $38.3 million during fiscal 1996 from $28.1 million during fiscal 1995. The increase resulted from a rise in borrowings under the Company's credit facility to finance working capital and capital expenditures. The impact of the increased borrowings was partially offset by a reduction in the Company's weighted average interest rate on its short-term borrowings.


22
Barnes & Noble, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Provision (Benefit) for Income Taxes

     The Company's income tax provision during fiscal 1996 was $30.2 million compared with $26.1 million in fiscal 1995 (before the effects of the $123.8 million restructuring charge). Barnes & Noble's effective tax rate was 37.1% during fiscal 1996 and 43.2% during fiscal 1995 (before the effects of the restructuring charge). Such rates exceeded the Federal statutory rate primarily due to the combined effects of goodwill amortization and state and local taxes. The fiscal 1996 provision also reflects a non-recurring $3.0 million rehabilitation tax credit.

Net Earnings (Loss)

     As a result of the factors discussed above, the Company's net earnings in fiscal 1996 increased to $51.2 million from $34.3 million in fiscal 1995 (before the effects of the $123.8 million restructuring charge). Fiscal 1996 earnings increased due to the continuing improvement in Barnes & Noble operating profits combined with accelerating revenues over which to spread overhead costs.

     Net earnings per common share were $1.48 during fiscal 1996 compared with $1.05 during fiscal 1995 (before the effects of the restructuring charge). Net earnings increased 49.3% while earnings per share increased 41.0% due to an increase in the weighted average common shares outstanding to 34.6 million shares during fiscal 1996 from 32.8 million shares during fiscal 1995, reflecting the full-year impact of 2.5 million common shares issued in October of 1995.

52 WEEKS ENDED JANUARY 27, 1996 COMPARED TO 52 WEEKS ENDED JANUARY 28, 1995

Revenues


     The Company's revenues increased 21.8% during fiscal 1995 to $1.977 billion from $1.623 billion during fiscal 1994. During fiscal 1995, revenues from Barnes & Noble stores rose 41.7% to $1.350 billion from $952.7 million during fiscal 1994 and contributed 68.3% of total revenues, up from 58.7% of total revenues during fiscal 1994. B. Dalton Bookseller generated revenues of $603.2 million (or 30.5% of total revenues) during fiscal 1995, down 6.8% from revenues of $646.9 million (or 39.9% of total revenues) during fiscal 1994.

     The increase in revenues was primarily attributable to an increase in sales of Barnes & Noble stores. The Company opened 97 Barnes & Noble stores and closed seven during fiscal 1995. Comparable store sales for Barnes & Noble stores increased 6.9% during fiscal 1995, in comparison to 12.6% during fiscal 1994. During fiscal 1995, B. Dalton Bookseller revenues declined, primarily due to the 69 store closings and a comparable store sales decrease of 4.3% which reflected accelerating superstore competition and a continuing decline in mall traffic.

Cost of Sales, Buying and Occupancy

     The Company's cost of sales, buying and occupancy includes occupancy costs (such as common area maintenance, merchant association dues and lease required advertising, but excluding rental expense), certain overhead costs of the Company's buying departments and adjustments for LIFO.

     Cost of sales, buying and occupancy increased 20.9% during fiscal 1995 to $1.269 billion from $1.050 billion during fiscal 1994, but decreased as a percentage of revenues to 64.2% during fiscal 1995 from 64.7% during fiscal 1994 due to the effects of improvements in merchandise mix.

Selling and Administrative Expenses

     Selling and administrative expenses increased $65.5 million, or 21.0%, to $376.8 million during fiscal 1995 from $311.3 million during fiscal 1994 on a revenue base which increased 21.8% during fiscal 1995. The Company's operating leverage continued to improve as selling and administrative expenses decreased as a percentage of revenues to 19.1% during fiscal 1995 from 19.2% during fiscal 1994.

Rental Expense, Depreciation and Amortization

     Rental expense increased $35.3 million, or 23.9%, to $182.5 million during fiscal 1995 from $147.2 million during fiscal 1994. Depreciation and amortization increased $11.3 million, or 30.8%, to $47.9 million during fiscal 1995 from $36.6 million during fiscal 1994. The increases were primarily a result of the net addition of 90 Barnes & Noble stores during fiscal 1995 which were approximately 22% larger than the stores opened during fiscal 1994.

Pre-Opening Expenses

     Pre-opening expenses increased $3.2 million, or 34.8%, to $12.2 million during fiscal 1995 from $9.0 million during fiscal 1994 primarily as a result of the increase in Barnes & Noble store openings to 97 stores during fiscal 1995 from 70 stores during fiscal 1994 and the 22% increase in average new store size during fiscal 1995.


Restructuring Charge

     Concurrent with the establishment of its restructuring plan, Barnes & Noble evaluated its accounting policy for measuring the recoverability of its
long-lived   assets  and



                                                                              23
                                                            Barnes & Noble, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

elected early adoption of Statement of Financial Accounting Standard No. 121, "Accounting for Impairment of Long-Lived Assets and Assets to be Disposed Of" (SFAS 121). During the fourth quarter of fiscal 1995, the Company recorded a non-cash charge to operating earnings approximating $123,768 ($87,303 after-tax or $2.65 per share) to reflect the aggregate impact of its restructuring plan and change in accounting policy.

     The change in the Company's method of valuing long-lived assets resulted in a reduction in goodwill amortization expense of approximately $1,100 and $275 on an annual and quarterly basis, respectively.

Operating Profit (Loss)

     Operating profit (loss) was (35.2) million in fiscal 1995 and $68.5 in fiscal 1994. Operating profit, before the effects of the $123.8 million restructuring charge, increased $20.1 million, or 29.3%, to $88.6 million during fiscal 1995 from $68.5 million during fiscal 1994 on a revenue base which expanded 21.8% during fiscal 1995. As a percentage of revenues, operating profit, before the effects of the restructuring charge, increased to 4.5% during fiscal 1995 from 4.2% during fiscal 1994.

Interest Expense, Net and Amortization of Deferred Financing Fees

     Interest expense, net of interest income, and amortization of deferred financing fees increased $5.1 million, or 22.6%, to $28.1 million during fiscal 1995 from $23.0 million during fiscal 1994. The increase resulted from a rise in borrowings under the Company's revolving credit facility to fund the working capital requirements of the Company's new and existing stores. The impact of the increased borrowings was partially offset by a reduction in the Company's weighted average interest rate on its borrowings under the revolving credit facility that resulted from the Company's increased profitability which improved its interest coverage ratio on which the borrowing rates were based.

Provision for Income Taxes


     During fiscal 1995, the provision for income taxes, before the effects of the $123.8 million restructuring charge, was $26.1 million compared with $20.1 million during fiscal 1994. The increase resulted from the Company's improving profitability. Barnes & Noble's effective tax rate of 43.2% and 44.1% during fiscal 1995 and fiscal 1994, respectively, exceeded the Federal statutory rate due primarily to the combined effects of goodwill amortization and state and local taxes.

Net Earnings (Loss)

     As a result of the factors discussed above, the Company's net loss in fiscal 1995 was $53.0 million. The Company's net earnings, before the effects of the $123.8 million restructuring charge, were $34.3 million during fiscal 1995 compared with $25.5 million during fiscal 1994 - a 34.8% increase on a revenue base increase of 21.8%. Fiscal 1995 net earnings (before the effects of the $123.8 million restructuring charge) increased due to the continuing improvement in Barnes & Noble store operating profits combined with accelerating revenues which created a larger revenue base over which to spread overhead costs.
Earnings per common share (before the effects of the $123.8 million restructuring charge) were $1.05 during fiscal 1995 compared with $0.81 during fiscal 1994.

SEASONALITY

     The Company's business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the quarter which includes the Christmas selling season. The following table sets forth certain information with respect to the Company's revenues and operating profit (loss) for the last twelve fiscal quarters:

--------------------------------------------------------------------------------
Revenues and Operating Profit (Loss) for the Fiscal Quarter Ended on or About (Thousands of dollars)
                                  April 30      July 31   October 31  January 31
--------------------------------------------------------------------------------

1996 Revenues(1)                  $ 508,755    $ 524,321   $ 532,563   $ 882,485

     Operating profit (loss)(1)        (141)       5,622       4,578     109,609

1995 Revenues                       401,971      420,080     432,315     722,534

     Operating profit (loss)(2)      (1,929)       3,478       2,537      84,526

1994 Revenues                       320,301      350,584     359,009     592,837

     Operating profit (loss)         (5,347)         576       1,301      71,983

--------------------------------------------------------------------------------

(1) The fourth quarter of fiscal 1996 includes 14 weeks. All other periods presented include 13 weeks.


(2)  Operating   profit   (loss)  is   presented   before  the  effects  of  the
     restructuring charge of $123,768 during the fourth quarter of fiscal 1995.

     Working capital requirements are generally at their highest during the Company's fiscal quarter ending on or about January 31 due to the higher payments to vendors for holiday season merchandise purchases and the replenishment of merchandise inventories following this period of increased sales. In addition, the Company's sales and merchandise inventory levels will fluctuate from quarter to quarter as a result of the number and timing of new store openings, as well as the amount and timing of sales contributed by new stores.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows from operations, funds available under its revolving credit facility and vendor financing continue to provide the Company with liquidity and capital resources for



24
Barnes & Noble, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

store expansion, seasonal working capital requirements and capital investments.

     Cash Flow. Cash flows provided from (used by) operations were $119.5 million, ($56.8) million and $17.9 million during fiscal 1996, 1995 and 1994, respectively. In addition to improved net earnings, the improvement in cash flows from operations in fiscal 1996 was the result of improved working capital management; revenues increased 23.8% while inventory levels declined 1.1% through faster inventory turns. The decline in cash flows from operations in fiscal 1995 is attributable to the increase in working capital required by Barnes & Noble's accelerated store expansion and declining B. Dalton Bookseller operating profits, which were partially offset by increasing operating profits of Barnes & Noble stores.

     The weighted  average age per square foot of the  Company's  431 stores was
2.3 years as of February  1, 1997 and is  expected to increase to  approximately
2.8 years by January 31, 1998. As the relatively young Barnes & Noble stores mature, and as the number of new stores opened during the fiscal year becomes smaller as a percentage of the existing store base, the increasing operating profits of Barnes & Noble stores are expected to generate a greater portion of cash flows required for working capital, including new store inventories and capital expenditures. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased $43.0 million or 31.5% to $179.5 million in fiscal 1996 from $136.5 million in fiscal 1995 (pre-restructuring).


     Capital Structure. Strong cash flows from operations, coupled with improved working capital management, strengthened the Company's balance sheet during fiscal 1996. The Company's shareholders' equity increased 13.9% to $456.0 million as of February 1, 1997 from $400.2 million as of January 27, 1996, and return on equity increased to 12.8% in fiscal 1996 from 9.6% during fiscal 1995.

     Although Barnes & Noble's growing business is somewhat mitigating the seasonality of the Company's operations, the Company continues to experience significant seasonal fluctuations in its financing needs, primarily during the holiday season in which there is a concentration of store openings as well as increases in inventory levels to support more than 35% of the Company's sales. To meet the seasonal demands of its growing inventory and sales base, the Company entered into a five-year senior credit facility in March 1996. The facility includes a $325.0 million revolving credit facility and a $100.0 million term loan facility and provides for an additional $125.0 million which will become available to the Company in fiscal 1997.

     Borrowings under the Company's revolving credit facility averaged $101.7 million, $62.0 million and $3.1 million and peaked at $192.8 million, $152.2 million and $41.6 million during fiscal 1996, 1995 and 1994, respectively.

     Capital Investment. Capital expenditures totaled $171.9 million, $154.9 million and $88.8 million during fiscal 1996, 1995 and 1994, respectively. Capital expenditures in fiscal 1997, primarily for an estimated 70 new Barnes & Noble stores as well as computer hardware and software associated with the rollout of the Company's new store point-of-sale system, are expected to be significantly less than fiscal 1996.

     Based on current operating levels and the store expansion planned for the next fiscal year, management believes cash flows generated from operations, short-term vendor financing and its borrowing capacity under its revolving credit facility will be sufficient to meet the Company's working capital and debt service requirements, fund restructuring reserves and support the development of its short and long-term strategies for at least the next twelve months.

DISCLOSURE REGARDING
FORWARD-LOOKING STATEMENTS

     This annual report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this annual report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, possible disruptions in the Company's computer or telephone systems, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores, the level and volatility of interest rates, and other factors which may be outside of the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.



                                                                              25
                                                            Barnes & Noble, Inc.

Consolidated Statements of Operations
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                                                                 1996            1995             1994
(Thousands of dollars, except per share data)
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                                $ 2,448,124       1,976,900        1,622,731
Cost of sales, buying and occupancy                                                       1,569,448       1,269,001        1,050,011
                                                                                        -----------      ----------       ----------
   Gross profit                                                                             878,676         707,899          572,720
                                                                                        -----------      ----------       ----------
Selling and administrative expenses                                                         456,181         376,773          311,344
Rental expense                                                                              225,450         182,473          147,225
Depreciation and amortization                                                                59,806          47,881           36,617
Pre-opening expenses                                                                         17,571          12,160            9,021
Restructuring charge                                                                           --           123,768             --
                                                                                        -----------      ----------       ----------
   Operating profit (loss)                                                                  119,668         (35,156)          68,513

Interest (net of interest income of $2,288, $2,138 and $3,008, respectively)
   and amortization of deferred financing fees                                               38,286          28,142           22,955
                                                                                        -----------      ----------       ----------
     Earnings (loss) before provision (benefit) for income taxes                             81,382         (63,298)          45,558
Provision (benefit) for income taxes                                                         30,157         (10,322)          20,085
                                                                                        -----------      ----------       ----------
   Net earnings (loss)                                                                  $    51,225         (52,976)          25,473
                                                                                        ===========      ==========       ==========

Net earnings (loss) per common share                                                    $      1.48           (1.70)            0.81
Weighted average common shares outstanding                                               34,576,000      31,217,000       31,344,000



See accompanying notes to consolidated financial statements.



26
Barnes & Noble, Inc.

Consolidated Balance Sheets
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars, except per share data)                                                   February 1, 1997   January 27, 1996
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                                          $   12,447              9,276
   Receivables, net                                                                                       45,558             49,019
   Merchandise inventories                                                                               732,203            740,351
   Prepaid expenses and other current assets                                                              76,747             49,542
                                                                                                      ----------          ---------
     Total current assets                                                                                866,955            848,188
                                                                                                      ----------          ---------

Property and equipment:
   Land and land improvements                                                                                681                681
   Buildings and leasehold improvements                                                                  326,392            249,603
   Fixtures and equipment                                                                                289,684            204,528
                                                                                                      ----------          ---------
                                                                                                         616,757            454,812
   Less accumulated depreciation and amortization                                                        181,983            134,932
                                                                                                      ----------          ---------
     Net property and equipment                                                                          434,774            319,880
                                                                                                      ----------          ---------

Intangible assets, net                                                                                    93,494             96,799
Other noncurrent assets                                                                                   51,424             50,475
                                                                                                      ----------          ---------
   Total assets                                                                                       $1,446,647          1,315,342
                                                                                                      ==========          =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Revolving credit facility                                                                          $   40,000               --
   Accounts payable                                                                                      373,340            415,698
   Accrued liabilities                                                                                   240,923            205,990
                                                                                                      ----------          ---------
     Total current liabilities                                                                           654,263            621,688
                                                                                                      ----------          ---------


Long-term debt                                                                                           290,000            262,400
Other long-term liabilities                                                                               46,395             31,019

Shareholders' equity:
   Common stock; $.001 par value; 100,000,000 shares authorized;
     33,188,125 and 32,958,614 shares issued and outstanding, respectively                                    33                 33
   Additional paid-in capital                                                                            446,298            441,769
   Retained earnings (deficit)                                                                             9,658            (41,567)
                                                                                                      ----------          ---------
     Total shareholders' equity                                                                          455,989            400,235
                                                                                                      ----------          ---------
Commitments and  contingencies
                                                                                                      ----------          ---------
   Total liabilities and shareholders' equity                                                         $1,446,647          1,315,342
                                                                                                      ==========          =========


See accompanying notes to consolidated financial statements.



                                                                              27
                                                            Barnes & Noble, Inc.

Consolidated Statements of Changes in Shareholders' Equity
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Additional         Retained
                                                                        Common            paid-in         earnings
(Thousands of dollars)                                                   Stock            capital         (deficit)          Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 29, 1994                                            $     30          342,875          (14,064)          328,841
Exercise of 219,082 common stock options,
   including tax benefits of $2,221                                        --              3,859             --               3,859
Net earnings                                                               --               --             25,473            25,473
                                                                       --------          -------          -------           -------
Balance at January 28, 1995                                                  30          346,734           11,409           358,173
Issuance of 2,500,000 shares of common stock                                  3           88,722             --              88,725
Exercise of  375,447 common stock options,
   including tax benefits of $3,470                                        --              6,313             --               6,313
Net loss                                                                   --               --            (52,976)          (52,976)
                                                                       --------          -------          -------           -------
Balance at January 27, 1996                                                  33          441,769          (41,567)          400,235

Exercise of  229,511 common stock options,
   including tax benefits of $2,272                                        --              4,529             --               4,529
Net earnings                                                               --               --             51,225            51,225
                                                                       --------          -------           -------          -------
Balance at February 1, 1997                                            $     33          446,298            9,658           455,989
                                                                       ========          =======           =======          =======


See accompanying notes to consolidated financial statements.



28
Barnes & Noble, Inc.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                                                                 1996            1995             1994
(Thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings (loss)                                                                  $    51,225         (52,976)         25,473
   Adjustments to reconcile net earnings (loss) to
     net cash flows from operating activities:
     Depreciation and amortization                                                           61,652          50,185          38,921
     (Gain) loss on disposal of property and equipment                                         (130)          4,657           2,959
     Deferred taxes                                                                           6,604         (32,110)         (5,394)
     Restructuring charge                                                                      --           123,768            --
     Increase in other long-term liabilities for
       scheduled rent increases in long-term leases                                          15,663          10,670           7,266
     Changes in operating assets and liabilities, net                                       (15,477)       (161,038)        (51,342)
                                                                                        -----------        --------         -------
       Net cash flows from operating activities                                             119,537         (56,844)         17,883
                                                                                        -----------        --------         -------

Cash flows from investing activities:
   Purchases of property and equipment                                                     (171,885)       (154,913)        (88,763)
   Proceeds from sales of property and equipment                                                177             551               3
   Net increase in other noncurrent assets                                                  (16,787)         (2,378)        (15,876)
                                                                                        -----------        --------         -------
     Net cash flows from investing activities                                              (188,495)       (156,740)       (104,636)
                                                                                        -----------        --------         -------

Cash flows from financing activities:

   Net (decrease) increase in revolving credit facility                                     (32,400)         72,400            --
   Proceeds from issuance of long-term debt                                                 100,000            --              --
   Proceeds from issuance of common stock, net                                                 --            88,725            --
   Proceeds from exercise of common stock options                                             4,529           6,313           3,859
                                                                                        -----------        --------         -------
     Net cash flows from financing activities                                                72,129         167,438           3,859
                                                                                        -----------        --------         -------

Net increase (decrease) in cash and cash equivalents                                          3,171         (46,146)        (82,894)
Cash and cash equivalents at beginning of year                                                9,276          55,422         138,316
                                                                                        -----------        --------         -------
Cash and cash equivalents at end of year                                                $    12,447           9,276          55,422
continued                                                                               ===========        ========         =======



                                                                              29
                                                            Barnes & Noble, Inc.

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                                                                 1996            1995             1994
(Thousands of dollars)
------------------------------------------------------------------------------------------------------------------------------------
Changes in operating assets and liabilities, net:
   Receivables, net                                                                     $     3,461         (19,191)         (9,474)
   Merchandise inventories                                                                    8,148        (241,432)       (137,576)
   Prepaid expenses and other current assets                                                (19,502)        (17,340)          1,751
   Accounts payable and accrued liabilities                                                  (7,584)        116,925          93,957
                                                                                        -----------        --------         -------
     Changes in operating assets and liabilities, net                                   $   (15,477)       (161,038)        (51,342)
                                                                                        ===========        ========         =======

Supplemental cash flow information:
  Cash paid during the period for:
     Interest                                                                           $    38,103          27,656          23,364
     Income taxes                                                                       $    24,574          19,937          20,740

See accompanying notes to consolidated financial statements.

Barnes & Noble, Inc.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
For the 53 weeks ended February 1, 1997 (fiscal 1996) and the 52 weeks ended January 27, 1996 (fiscal 1995) and January 28, 1995 (fiscal 1994).

(Thousands of dollars, except per share data)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Barnes & Noble, Inc. (Barnes & Noble), through its wholly-owned subsidiaries (collectively, the Company), is primarily engaged in the sale of books through three principal bookselling strategies: its superstore strategy through its wholly-owned subsidiary, Barnes & Noble Superstores, Inc. under its Barnes & Noble Booksellers, Bookstop and Bookstar tradenames (hereafter collectively referred to as Barnes & Noble stores), its mall strategy through its wholly-owned subsidiaries, B. Dalton Bookseller, Inc. and Doubleday Book Shops, Inc. under its B. Dalton Bookseller, Doubleday Book Shops and Scribner's
Bookstore tradenames (hereafter collectively referred to as B. Dalton Bookseller), and its publishing and mail-order business.


Consolidation

The consolidated financial statements include the accounts of Barnes & Noble and
its  wholly-owned  subsidiaries.   All  significant  intercompany  accounts  and
transactions have been eliminated in consolidation.


Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.


Supplemental Cash Flow Information

The Company considers all short-term, highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are carried at cost, which approximates market value, and consists primarily of Eurodollar and time deposits. Cash equivalents as of January 28, 1995 were $49,600.



Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out
(FIFO) basis for 79% and 73% of the Company's merchandise inventories as of February 1, 1997 and January 27, 1996, respectively. The remaining merchandise inventories are valued on the last-in, first-out (LIFO) method.

If substantially all of the merchandise inventories currently valued at LIFO costs were valued at current costs, merchandise inventories would increase approximately $8,800 and $8,326 as of February 1, 1997 and January 27, 1996, respectively.


Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, while betterments and major remodeling costs are capitalized. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Capitalized lease acquisition costs are being amortized over the average lease terms of the underlying leases. Costs incurred in purchasing management information systems are capitalized and included in property and equipment. These costs are amortized over their estimated useful lives from the date the systems become operational. Internal costs incurred in developing management information systems to support existing lines of business are expensed as incurred.


Intangible Assets and Amortization

The costs in excess of net assets of businesses acquired are carried as intangible assets, net of accumulated amortization, in the accompanying consolidated balance sheets. The net intangible assets, consisting primarily of goodwill and tradenames, of $63,604 and $29,890 as of February 1, 1997, and $65,771 and $31,028 as of January 27, 1996, are being amortized over 40 years using the straight-line method.



                                                                              31
                                                            Barnes & Noble, Inc.

--------------------------------------------------------------------------------


Amortization of goodwill and tradenames included in depreciation and amortization in the accompanying consolidated statements of operations is $3,305, $4,272 and $4,264 during fiscal 1996, 1995 and 1994, respectively.
Accumulated amortization at February 1, 1997 and January 27, 1996 was $38,036 and $34,731, respectively.

Annually, the Company evaluates the recoverability of goodwill not allocable to acquired business assets and considers whether this goodwill should be completely or partially written off or the amortization periods accelerated. The Company assesses the recoverability of this goodwill based upon several factors, including management's intention with respect to the acquired operations and those operations' projected undiscounted cash flows.


Deferred Charges

Net unamortized costs incurred to obtain long-term financing of $9,789 and $5,964 as of February 1, 1997 and January 27, 1996, respectively, are being amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Amortization expense is $1,846, $2,304 and $2,304 for fiscal 1996, 1995 and 1994, respectively.  These  amounts  are  included  in interest  and  amortization  of
deferred  financing  fees  in  the  accompanying   consolidated   statements  of
operations.


Revenue Recognition

Revenue from sales of the Company's products is recognized at the time of sale.

The Company sells memberships which entitle purchasers to additional  discounts.
The   membership   revenue  is  deferred  and  recognized  as  income  over  the twelve-month membership period.

Sales returns (which are not significant) are recognized at the time returns are made.


Pre-opening Expenses

All costs associated with the opening of new stores are deferred and amortized over the respective store's first twelve months of operations.


Closed Store Expenses

Upon a formal decision to close or relocate a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $5,113 and $2,006 during fiscal 1995 and 1994, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.



Net Earnings (Loss) Per Common Share

Net earnings (loss) per common share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the period.


Income Taxes

The provision (benefit) for income taxes includes Federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse.


Stock Options

The Company accounts for all transactions under which employees receive shares of stock or other equity instruments in the Company or the Company incurs liabilities to employees in amounts based on the price of its stock in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has not adopted the fair value method encouraged, but not required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."


Reporting Period

The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting period ended February 1, 1997 (fiscal 1996) includes 53 weeks. All other fiscal years presented include 52 weeks.




32
Barnes & Noble, Inc.

--------------------------------------------------------------------------------

2. RESTRUCTURING CHARGE

From 1989 through 1995, the Company closed, on average, between 50 and 60 mall bookstores per year primarily due to increasing competition from superstores and declining mall traffic. During the fourth quarter of fiscal 1995, the Company accelerated its mall bookstore closing program with the aim of forming a core of more-profitable B. Dalton Bookseller stores, and provided for these closing costs and asset valuation adjustments through a non-cash restructuring charge, and early adoption of Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed Of" (SFAS 121). In January 1996, the Company recorded a non-cash charge to operating earnings of $123,768 ($87,303 after tax or $2.65 per share) to reflect the aggregate impact of its restructuring plan and change in accounting policy. The charge to earnings included a $33,000 writedown of goodwill, and $45,862 related to the writedown of fixed assets and other long-term assets. The Company has completed a substantial portion of the planned store closings with the remainder to be completed in 1997 and 1998.

The following table sets forth the restructuring liability activity during fiscal 1996:


--------------------------------------------------------------------------------
Fiscal 1996 Activity
--------------------------------------------------------------------------------
                                                          Fiscal
                                          Beginning         1996       Ending
                                            Balance     Activity      Balance
                                            -------       ------       ------
Provision for store closings                $ 5,974        4,442        1,532
Lease termination costs                      32,833        2,371       30,462
Other                                         6,099        4,497        1,602
                                            -------       ------       ------
   Total                                    $44,906       11,310       33,596
                                            =======       ======       ======

The remaining balance of $33,596, which is classified as a current liability, is
expected  to  be  adequate  for  all  remaining   obligations   related  to  the
restructuring.


3. RECEIVABLES, NET

Receivables represent customer, bankcard, landlord and other receivables due within one year as follows:


--------------------------------------------------------------------------------
                                                  February 1,      January 27,
                                                         1997             1996
--------------------------------------------------------------------------------

Trade accounts                                        $  5,126            4,028
Bankcard receivables                                    12,800           10,968
Receivables for retail
  display allowances                                       663            1,821
Receivables from landlords                              19,374           22,345
Other receivables                                        7,931           10,262
Allowance for doubtful accounts                           (336)            (405)

                                                      --------           ------
   Total receivables, net                             $ 45,558           49,019
                                                      ========           ======


4. DEBT

Revolving Credit Facility and Term Loan Agreement

The Company's five-year, senior credit facility includes a $325,000 revolving credit facility and $100,000 term loan facility and provides for an additional commitment of $125,000 which will be available to the Company in 1997. Fees of up to 3/8 of 1% are assessed on the unused portion of the Company's commitment under the facility. The senior credit facility, which permits borrowings at various interest rate options based on the prime rate or London Interbank Offer Rate (LIBOR), contains covenants, representations and events of default typical of credit facility arrangements of this size and nature, including financial covenants which require the Company to meet, among other things, cash flow and interest coverage ratios and which limit capital expenditures. The revolving credit and term loan facility are secured by the capital stock, accounts receivable and general intangibles of the Company's subsidiaries.

During fiscal 1996, the Company entered into three-year and four-year interest rate swap agreements for $70,000 and $30,000 respectively, involving the exchange of fixed and floating interest payment obligations without the exchange of underlying principal amounts. The Company enters into interest rate swap agreements to manage interest costs and risk associated with changes in interest rates. These agreements effectively convert underlying variable-rate debt based on prime rate or LIBOR to fixed-rate debt. The Company recorded interest expense
of  $365  during  fiscal  1996  associated  with  these   agreements.



                                                                              33
                                                            Barnes & Noble, Inc.

--------------------------------------------------------------------------------

Selected information related to the Company's revolving credit facility is as follows:

--------------------------------------------------------------------------------
Fiscal Year                                      1996         1995         1994
--------------------------------------------------------------------------------
Balance at end of year                        $40,000       72,400         --
Average balance outstanding
   during the year                            101,671       62,036        3,087
Maximum borrowings
   outstanding during

   the year                                   192,800      152,200       41,600
Weighted average interest
   rate during the year                          7.56%        8.13%        9.45%
Interest rate at end of year                     6.87%        8.21%        --

The average balance outstanding during the period was based on the number of days outstanding. The weighted average interest rate during the period was calculated as the result of dividing the related interest expense by average borrowings outstanding.

Fees expensed with respect to the unused portion of the Company's revolving credit commitment were $911, $454 and $760 during fiscal 1996, 1995 and 1994, respectively.


Long-Term Debt

In November 1992, the Company issued $190,000 senior subordinated notes, bearing interest at 11.875%, which are subject to redemption on or after January 15, 1998 at the option of the Company and are due on January 15, 2003. The indenture covering the senior subordinated notes contains various covenants which limit additional indebtedness, dividends and transactions with shareholders and affiliates.

The $72,400 outstanding as of January 27, 1996 under the Company's previous credit facility was refinanced pursuant to the consummation of Barnes & Noble's senior credit facility and has been classified as long-term debt as of January 27, 1996 in the accompanying consolidated balance sheets.

The $100,000 term loan is due in twelve installments due each quarter beginning on June 30, 1998. Each of the first eight installments are due in the amount of $7,500 and each of the ninth through twelfth installments are due in the amount of $10,000.

Long-term debt maturities are as follows:

--------------------------------------------------------------------------------
Fiscal year
--------------------------------------------------------------------------------
1997                                                                 $     --
1998                                                                   22,500
1999                                                                   30,000
2000                                                                   37,500
2001                                                                   10,000
Thereafter                                                            190,000

The Company has no agreements to maintain compensating balances.


5. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value due to the short-term maturities of these assets.


The aggregate fair value of the revolving credit facility approximates its carrying amount, because of its recent and frequent repricing based upon market conditions. The fair value of long-term debt is based upon quoted market prices.

The carrying amounts and fair values of the Company's financial instruments as of February 1, 1997 and January 27, 1996 are as follows:

--------------------------------------------------------------------------------
                                          February 1,            January 27,
                                             1997                   1996
--------------------------------------------------------------------------------
                                    Carrying        Fair    Carrying        Fair
                                      Amount       Value      Amount       Value
                                    --------     -------     -------     -------

Cash and cash equivalents           $ 12,447      12,447       9,276       9,276
Revolving credit facility           $ 40,000      40,000      72,400      72,400
Long-term debt                      $290,000     307,575     190,000     208,810


34
Barnes & Noble, Inc.

--------------------------------------------------------------------------------

6. EMPLOYEES' RETIREMENT AND DEFINED CONTRIBUTION PLANS

The Company maintains a noncontributory defined benefit pension plan (the Pension Plan) for the benefit of substantially all of its employees. Benefits provided by the Pension Plan are based on years of credited service, the employee's compensation for any of five consecutive years in the last ten years of service and the primary Social Security benefit. The Company's contributions to the Pension Plan are generally in amounts determined by independent consulting actuaries.

The Company also sponsors a defined contribution plan (the Savings Plan) for the benefit of substantially all of its employees who meet certain eligibility requirements, primarily age and length of service. The Savings Plan allows employees to invest up to 15% of their current gross cash compensation on a pre-tax or post-tax basis, at their option. The Company's contributions to the Savings Plan are generally in amounts based upon a certain percentage of the employees' pre-tax contributions.

A summary of the components of net periodic pension cost for the Pension Plan and the total contributions charged to employee benefit expenses for the Savings Plan follows:



--------------------------------------------------------------------------------
Fiscal Year                                      1996         1995         1994
--------------------------------------------------------------------------------
Defined benefit plans:
   Service cost                               $ 2,542        1,475        1,702
   Interest cost                                1,354        1,011          981
   Actual return on
     plan assets                               (2,378)      (3,202)         184
   Net amortization
     and deferral                                 914        2,047       (1,175)
                                              -------        -----        -----
         Net periodic
           pension cost                       $ 2,432        1,331        1,692
                                              =======        =====        =====
Defined contribution plan                     $ 2,115        1,495        1,112
                                              =======        =====        =====

Actuarial assumptions used in determining the net periodic pension costs and the funded status of the Pension Plan are as follows:

--------------------------------------------------------------------------------
                                          February 1,  January 27,  January 28,
                                                 1997         1996         1995
--------------------------------------------------------------------------------
Discount rate
   (beginning of year)                            7.5%         8.8%         7.5%
Discount rate (end of year)                       7.5%         7.5%         8.8%
Expected long-term rate of
   return on Plan assets                          9.5%         9.5%         9.8%
Assumed rate of
   compensation increase                          4.0%         4.0%         4.0%


The  following  table sets forth the funded  status of the Pension  Plan and the
pension   liability   recognized  for  the  Pension  Plan  in  the  accompanying consolidated balance sheets:

--------------------------------------------------------------------------------
                                                   February 1,      January 27,
                                                          1997             1996
--------------------------------------------------------------------------------

Actuarial present value of benefit obligation:
     Vested benefits                                  $(12,138)         (10,784)
     Nonvested benefits                                 (2,114)          (1,962)
                                                      --------          -------
Accumulated benefit obligation                         (14,252)         (12,746)
Effect of projected future
   compensation increases                               (7,126)          (5,537)
                                                      --------          -------
Projected benefit obligation                           (21,378)         (18,283)
Plan assets at market value                             18,565           15,361
                                                      --------          -------
Projected benefit obligation in

   excess of Plan assets                                (2,813)          (2,922)
Unrecognized net loss                                      100            1,086
Unrecognized net obligation
   remaining                                               274              328
Unrecognized prior service cost                           (219)            (237)
                                                      --------          -------
   Pension liability                                  $ (2,658)          (1,745)
                                                      ========          =======




                                                                              35
                                                            Barnes & Noble, Inc.

--------------------------------------------------------------------------------

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees (the Plan). Only those employees receiving benefits or retired as of April 1, 1993 are eligible to participate in the Plan and receive these benefits. The Plan is unfunded. The following table sets forth the status of the Plan and the post-retirement health care liability of the Plan, which is attributable solely to retirees, recognized in the accompanying consolidated balance sheets as of February 1, 1997 and January 27, 1996 using a discount rate of 7.5% at both dates:


--------------------------------------------------------------------------------
                                                   February 1,      January 27,
                                                          1997             1996
--------------------------------------------------------------------------------
Projected benefit obligation                          $ (4,349)          (4,474)
Unrecognized loss                                          137              393
                                                      --------           ------
Post-retirement health care liability                 $ (4,212)          (4,081)
                                                      ========           ======

The net periodic cost for the post-retirement health care benefits under the Plan is related to interest costs of $326, $375 and $416 during fiscal 1996, 1995 and 1994, respectively. The unrecognized loss resulting from the impact of experience changes on current assumptions is recorded over the average remaining life expectancy of Plan participants.

The health care cost trend rate used to measure the expected cost of Plan benefits is assumed to be 8.5% in 1997, declining at one-half percent decrements each year through 2004 to 5.0% in 2004 and each year thereafter. The health care cost trend assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated post-retirement benefit obligation by approximately $478 as of

February 1, 1997 and the net periodic cost by approximately $36 during fiscal 1996.


7. INCOME TAXES

The Company files a consolidated Federal return. Federal and state income tax provisions (benefits) for fiscal 1996, 1995 and 1994 are as follows:


--------------------------------------------------------------------------------
Fiscal Year                                      1996         1995         1994
--------------------------------------------------------------------------------
Current:
   Federal                                    $18,413       17,317       18,106
   State                                        5,140        4,471        7,373
                                              -------      -------       ------
                                               23,553       21,788       25,479
                                              -------      -------       ------

Deferred:
   Federal                                      5,300      (25,717)      (4,119)
   State                                        1,304       (6,393)      (1,275)
                                              -------      -------       ------
                                                6,604      (32,110)      (5,394)
                                              -------      -------       ------
     Total                                    $30,157      (10,322)      20,085
                                              =======      =======       ======

A reconciliation between the provision (benefit) for income taxes and the expected provision (benefit) for income taxes at the Federal statutory rate of 35% during fiscal 1996, 1995, and 1994 are as follows:


--------------------------------------------------------------------------------
Fiscal Year                                      1996         1995         1994
--------------------------------------------------------------------------------
Expected provision (benefit)
   for income taxes at
   Federal statutory rate                     $28,484      (22,154)      15,945
Amortization of goodwill
   and tradenames and
   writedown of goodwill                        1,157       12,978        1,428
State income taxes, net of
   Federal income tax benefit                   3,341        2,906        4,792
Rehabilitation tax credit                      (2,974)        --           --
Other, net                                        149       (4,052)      (2,080)
                                              -------      -------       ------
   Provision (benefit) for
      income taxes                            $30,157      (10,322)      20,085
                                              =======      =======       ======




36
Barnes & Noble, Inc.

--------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant components of the Company's deferred tax assets and liabilities as of February 1, 1997 and January 27, 1996 are as follows:

--------------------------------------------------------------------------------
                                                   February 1,      January 27,
                                                          1997             1996
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Operating expenses                                 $ (6,910)          (4,940)
   Depreciation                                         (7,979)          (2,441)
                                                      --------           ------
     Total deferred tax liabilities                    (14,889)          (7,381)
                                                      --------           ------

Deferred tax assets:
   Inventory                                             4,828            4,087
   Lease transactions                                   13,007            7,339
   Reversal of estimated accruals                        5,701            3,581
   Restructuring charge                                 26,599           36,465
   Insurance liability                                   2,769            1,711
   Deferred income                                       4,296            3,281
   Other                                                 2,927            2,759
                                                      --------           ------
     Total deferred tax assets                          60,127           59,223
                                                      --------           ------
       Net deferred tax assets                        $ 45,238           51,842
                                                      ========           ======


8. PUBLIC OFFERING OF COMMON STOCK

On October 2, 1995, the Company completed a public offering of 2,500,000 shares of common stock which generated proceeds of $88,725 after deducting underwriting discounts and commissions and expenses. The net proceeds were used for general corporate purposes, including the financing of capital expenditures and inventory purchases in connection with the accelerated expansion of the Barnes & Noble store operations.

9. STOCK OPTION PLANS

The Company currently has two incentive plans under which stock options may be granted to officers, directors and key employees of the Company - the 1991 Employee Incentive Plan (the 1991 Plan) and the 1996 Incentive Plan (the 1996

Plan). The options to purchase common shares generally are issued at fair market value on the date of the grant, begin vesting after one year in 33 1/3% or 25% increments per year, expire ten years from issuance and are conditioned upon continual employment during the vesting period.

Under the 1996 Plan, approved by the shareholders on May 29, 1996, and the 1991 Plan, the Company may grant options to purchase up to 3,000,000 and 2,366,352 shares of common stock, respectively.

In addition to the two incentive plans, the Company has granted stock options to certain key executives and directors. The vesting terms and contractual lives of these grants are similar to that of the incentive plans.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations for its stock option grants. Generally, compensation expense is not recognized for stock option grants.

In accordance with the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company discloses the pro forma impact of recording compensation expense utilizing the Black-Scholes model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes model does not necessarily provide a reliable measure of the fair value of its stock options.

Had compensation cost for the Company's stock option grants been determined based on the fair value at the stock option grant dates consistent with the method of SFAS 123, the Company's net earnings and earnings per share for fiscal 1996 and 1995, would have been reduced by approximately $5,305, or $0.15 per share, and $1,448, or $0.05 per share, respectively.


                                                                              37
                                                            Barnes & Noble, Inc.

--------------------------------------------------------------------------------

Because the application of the pro forma disclosure provisions of SFAS 123 are required only to be applied to grants of options made by the Company during fiscal 1995 and after, the above pro forma amounts may not be representative of the effects of applying SFAS 123 to future years.

The  weighted-average  fair value of the options  granted during fiscal 1996 and

1995 were estimated at $9.32 and $11.97 respectively, using the Black-Scholes option-pricing model with the following assumptions: volatility of 28%, risk-free interest rate of 6.63% in fiscal 1996, and 6.59% in fiscal 1995, and an expected life of six years.

A summary of the status of the Company's stock options is presented below:


--------------------------------------------------------------------------------
                                                               Weighted-Average
(Shares in thousands)                                   Shares   Exercise Price
--------------------------------------------------------------------------------
Balance, January 29, 1994                                3,753         $  16.36
   Granted                                                 308            24.29
   Exercised                                              (219)            7.48
   Forfeited                                               (30)           22.65
                                                         -----
Balance, January 28, 1995                                3,812            17.46
   Granted                                                 590            28.62
   Exercised                                              (375)            7.57
   Forfeited                                               (76)           26.22
                                                         -----
Balance, January 27, 1996                                3,951            19.90
   Granted                                                 928            29.25
   Exercised                                              (230)            9.90
   Forfeited                                               (78)           29.94
                                                         -----
Balance, February 1, 1997                                4,571         $  22.13
                                                         =====


Options exercisable as of February 1, 1997, January 27, 1996 and January 28, 1995 were 3,535,000, 2,260,000 and 1,342,000, respectively.


The following table summarizes information as of February 1, 1997 concerning outstanding and exercisable options:


--------------------------------------------------------------------------------
                               Options Outstanding         Options Exercisable
--------------------------------------------------------------------------------
                                     Weighted
                                     -Average  Weighted                Weighted
     Range of            Number     Remaining  -Average       Number   -Average
     Exercise       Outstanding   Contractual  Exercise  Exercisable   Exercise
      Prices            (000's)          Life     Price      (000's)      Price
--------------------------------------------------------------------------------
  $ 6.42-$ 7.53            859          6.07     $7.16          859      $7.16
  $20.00-$24.38          1,882          7.36     21.96        1,394      21.13
  $27.00-$34.88          1,830          7.50     29.33        1,136      27.31
                         -----                                -----
  $ 6.42-$34.88          4,571          7.18     22.13        3,389      19.66
                         =====                                =====



10. LEASES

The Company leases retail stores, warehouse facilities, office space and equipment. Substantially all of the retail stores are leased under noncancelable agreements which expire at various dates through 2020 with various renewal options for additional periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay all insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

Rental expense under operating leases are as follows:


--------------------------------------------------------------------------------
Fiscal Year                                      1996         1995         1994
--------------------------------------------------------------------------------
Minimum rentals                                $222,700     179,941      143,927
Percentage rentals                                2,750       2,532        3,298
                                               --------     -------      -------
                                               $225,450     182,473      147,225
                                               ========     =======      =======




38
Barnes & Noble, Inc.

--------------------------------------------------------------------------------

Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of February 1, 1997 are:


--------------------------------------------------------------------------------
Fiscal Year
--------------------------------------------------------------------------------
1997                                                                  $  235,086
1998                                                                     228,378
1999                                                                     220,565
2000                                                                     210,953
2001                                                                     206,345
After 2001                                                             1,385,078
                                                                      ----------
                                                                      $2,486,405

                                                                      ==========

Future minimum annual rentals for stores scheduled for closing pursuant to the Company's restructuring plan are included in the preceding table. Future rental payments representing the exit costs associated with these store closings were included in the Company's non-cash restructuring charge of $123,768 recorded during fiscal 1995 and, therefore, do not represent future operating expenses. Minimum rental obligations may decline in the future, as the leases for these stores subject to the restructuring plan are terminated or the restructuring plan is otherwise completed.


11. LITIGATION

Various claims and lawsuits arising in the normal course of business are pending against the Company. The subject matter of these proceedings primarily includes commercial disputes and employment issues. The results of these proceedings are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.


12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company leases space for its executive offices in properties in which a principal shareholder/director/executive officer of the Company has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $1,307 in fiscal year 1996 and $1,376 in fiscal year 1995. Such space is rented under leases expiring in 1997 and 1998, respectively.

Marboro Books Corp., the Company's mail-order subsidiary, leases a 76,000 square foot office/warehouse from a partnership in which a principal shareholder/director/executive officer of the Company has a 50% interest, pursuant to a 15-year lease dated August 1987 requiring an annual rent of $700.

The Company is provided with certain package shipping services by the LTA Group, Inc. ("LTA"), a company in which the brother of a principal shareholder/director/executive officer of the Company acquired a 20% interest during fiscal 1996. During fiscal 1996, the Company paid LTA $9,100 for such services.

Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by a principal shareholder/director/executive officer of the Company, allocated certain expenses it incurred on behalf of the Company for salaries, employee benefit plan expenses and office support services. These charges are included in selling and administrative expenses in the accompanying consolidated statements of operations and approximated $115, $1,219 and $1,368 for fiscal 1996, fiscal 1995 and fiscal 1994, respectively.


                                                                              39
                                                            Barnes & Noble, Inc.

--------------------------------------------------------------------------------

The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company's usage. Such costs which include fuel, insurance, personnel and other costs approximate $1,685, $1,298 and $1,384 during fiscal 1996, fiscal 1995 and fiscal 1994, respectively, and are included in the accompanying consolidated statements of operations.

The Company leases retail space in a building in which B&N College subleases space for its executive offices. Occupancy costs allocated by the Company to B&N College for this space totaled $544 during fiscal 1996. In connection with the space, during fiscal 1996 the Company reimbursed B&N College for leasehold improvement costs totaling $2,200 which have been recorded as an addition to the Company's buildings and leasehold improvements in the accompanying consolidated balance sheets.

On February 1, 1988 the Company sold its retail software operations to Software Etc. Stores, Inc. (Software), a company owned by a principal shareholder/director/executive officer of the Company. Following the sale, the Company provided Software certain management and administrative services and continued benefits for Software's employees, subject to eligibility requirements, through fiscal 1995. Software, a wholly-owned subsidiary of NeoStar Retail Group, Inc. (NeoStar) since December 1994, operated retail software departments within the Company's Barnes & Noble and B. Dalton stores for which Software was required to pay the Company under license fee arrangements 6.5% or 7.0% of the department's gross sales or 50% of the department's operating earnings, subject to certain reimbursements. Software also continued to operate retail software stores for which B. Dalton was primarily liable for rent and other operating costs associated with leases for Software stores devoted exclusively to the retail software business prior to February 1, 1988. In addition, the Company subleased space to Software in a building under terms which were substantially identical to the obligation of the Company. On November 27, 1996, Babbage's Etc. LLC (Babbage's), a company owned by a principal shareholder/director/executive officer of the Company, acquired substantially all of Neostar's assets. Babbage's assumed the operations of 14 retail software departments located within Barnes & Noble stores and the remaining 27 stores devoted exclusively to the retail software business for which B. Dalton is primarily liable for rent and operating costs. As of November 27, 1996, the Company pays all rent related to these properties for which it receives a license fee from Babbage's equal to 7.0% or 8.0% of the gross sales of such departments and stores. The Company also provides real estate and construction services to Babbage's and purchases business insurance on its behalf for which the Company is reimbursed its incremental costs to provide such services. The Company charged Software and Babbage's, on a combined basis, $1,282, $4,992 and $4,924 during fiscal 1996, 1995 and 1994, respectively, for such services, license fees, rent, operating costs, insurance costs and benefits coverage.


40
Barnes & Noble, Inc.

--------------------------------------------------------------------------------

13. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of quarterly financial information for each of the last two fiscal years is as follows:


-----------------------------------------------------------------------------------------------------------------------------------
Fiscal 1996 Quarter End                                                                                             Total Fiscal
On or About                                       April 1996        July 1996     October 1996     January 1997(1)          1996(2)
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                          $  508,755          524,321          532,563          882,485        2,448,124
Operating profit (loss)                                 (141)           5,622            4,578          109,609          119,668
Earnings (loss) before provision
   (benefit) for income taxes                         (8,485)          (4,547)          (5,014)          99,428           81,382
Net earnings (loss)                                   (5,393)          (2,721)          (2,622)          61,961           51,225
Net earnings (loss) per common share                   (0.16)           (0.08)           (0.08)            1.80             1.48



-----------------------------------------------------------------------------------------------------------------------------------
Fiscal 1995 Quarter End                                                                                              Total Fiscal
On or About                                       April 1995        July 1995     October 1995      January 1996             1995
-----------------------------------------------------------------------------------------------------------------------------------

Revenues                                          $  401,971          420,080          432,315          722,534        1,976,900
Restructuring charge                                    --               --               --            123,768          123,768
Operating profit (loss)                               (1,929)           3,478            2,537          (39,242)         (35,156)
Loss before benefit for income taxes                  (7,979)          (3,597)          (5,148)         (46,574)         (63,298)
Net loss                                              (5,286)          (2,579)          (3,545)         (41,566)         (52,976)
Net loss per common share                              (0.17)           (0.08)           (0.11)           (1.26)           (1.70)

(1)  The fourth quarter of 1996 includes 14 weeks.

(2)  Fiscal 1996 includes 53 weeks.



Report of Independent Certified Public Accountants
--------------------------------------------------------------------------------


The Board of Directors
Barnes & Noble, Inc.

   We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of February 1, 1997 and January 27, 1996 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the fiscal years ended February 1, 1997, January 27, 1996 and January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and subsidiaries as of February 1, 1997 and January 27, 1996 and the results of their operations and their cash flows for the fiscal years ended February 1, 1997, January 27, 1996, and January 28, 1995 in conformity with generally accepted accounting principles.


New York, New York
March 11, 1997



                                                             /s/BDO Seidman, LLP


                                                                BDO Seidman, LLP


                                                                              41
                                                            Barnes & Noble, Inc.