Form 10-K, Exhibit 13
period 1998-01-31
BARNES & NOBLE INC
filed 1998-05-01
CIK 890491

                                                                    EXHIBIT 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data of Barnes & Noble, Inc.
and its wholly owned subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended January 31, 1998 (fiscal 1997), the 53 weeks ended February 1, 1997 (fiscal 1996) and the 52 weeks ended January 27, 1996 (fiscal 1995) and the Balance Sheet Data as of January 31, 1998 and February 1, 1997 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended January 28, 1995 (fiscal 1994) and January 29, 1994 (fiscal 1993) and the Balance Sheet Data as of January 27, 1996, January 28, 1995 and January 29, 1994 are derived from audited consolidated financial statements not included in this report. Certain prior-period amounts have been reclassified for comparative purposes.


FISCAL YEAR
(Thousands of dollars, except per share data)                          1997           1996         1995        1994         1993
----------------------------------------------                         ----           -----        -----       -----        ----
STATEMENT OF OPERATIONS DATA:
Revenues
  Barnes & Noble stores(1)                                          $ 2,245,531     1,861,177    1,349,830     952,697      614,646
  B. Dalton stores(2)                                                   509,389       564,926      603,204     646,876      688,220
  BarnesandNoble.com                                                     14,601            --           --          --           --
  Other                                                                  27,331        22,021       23,866      23,158       34,520
                                                                    -----------    ----------   ----------  ----------   ----------
    Total revenues                                                    2,796,852     2,448,124    1,976,900   1,622,731    1,337,386
Cost of sales and occupancy                                           2,019,291     1,785,392    1,444,555   1,192,123      989,526
                                                                    -----------    ----------   ----------  ----------   ----------
  Gross profit                                                          777,561       662,732      532,345     430,608      347,860
Selling and administrative expenses                                     540,423       465,687      383,692     316,457      267,699
Depreciation and amortization                                            76,951        59,806       47,881      36,617       29,077
Pre-opening expenses                                                     12,918        17,571       12,160       9,021        8,940
Restructuring charge(3)                                                      --            --      123,768          --           --
                                                                    -----------    ----------   ----------  ----------   ----------
  Operating profit (loss)                                               147,269       119,668      (35,156)     68,513       42,144
Interest expense, net and amortization of
  deferred financing fees(4)                                             37,666        38,286       28,142      22,955       25,807
                                                                    -----------    ----------   ----------  ----------   ----------
    Earnings (loss) before provision (benefit) for
      income taxes and extraordinary charge                             109,603        81,382      (63,298)     45,558       16,337
Provision (benefit) for income taxes                                     44,935        30,157      (10,322)     20,085        8,584
                                                                    -----------    ----------   ----------  ----------   ----------

  Earnings (loss) before extraordinary charge                            64,668        51,225      (52,976)     25,473        7,753
Extraordinary charge(5)                                                  11,499            --           --          --           --
                                                                    -----------    ----------   ----------  ----------   ----------
  Net earnings (loss)(6)                                            $    53,169        51,225      (52,976)     25,473        7,753
                                                                    ===========    ==========   =========== ==========   ==========

Earnings (loss) per common share(7)
  Basic
    Earnings (loss) before extraordinary charge                     $      0.96          0.77        (0.85)       0.42         0.15
    Extraordinary charge                                            $      0.17            --           --          --           --
    Net earnings (loss)                                             $      0.79          0.77        (0.85)       0.42         0.15

  Diluted
    Earnings (loss) before extraordinary charge                     $      0.93          0.75        (0.85)       0.41         0.15
    Extraordinary charge                                            $      0.17            --           --          --           --
    Net earnings (loss)                                             $      0.76          0.75        (0.85)       0.41         0.15

Weighted average common shares outstanding(7)
  Basic                                                              67,237,000    66,103,000   62,434,000  59,970,000   52,039,000
  Diluted                                                            69,836,000    67,886,000   62,434,000  61,560,000   52,255,000

Selected Consolidated Financial Data Continued


FISCAL YEAR
(Thousands of dollars, except per share data)                        1997            1996        1995         1994         1993
----------------------------------------------                       ----            -----       -----        -----        ----
STORE OPERATING DATA:
Stores open at end of period
  Barnes & Noble stores(1)                                                  483           431          358         268          203
  B. Dalton stores(2)                                                       528           577          639         698          734
                                                                    -----------    ----------   ----------  ----------   ----------
    Total                                                                 1,011         1,008          997         966          937
                                                                    ===========    ==========   ==========  ==========   ==========

Comparable store sales increase (decrease)(8)
  Barnes & Noble stores(1)                                                  9.4%          7.3%         6.9%       12.6%         8.6%
  B. Dalton stores(2)                                                      (1.1)         (1.0)        (4.3)       (2.3)        (0.3)

Capital Expenditures                                                $   121,903       171,885      154,913      88,763       81,116

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital                                                     $   264,719       212,692      226,500     155,976      182,403
Total assets                                                        $ 1,591,171     1,446,647    1,315,342   1,026,418      895,863
Long-term debt, less current portions                               $   284,800       290,000      262,400     190,000      190,000
Shareholders' equity                                                $   531,755       455,989      400,235     358,173      328,841


(1) Also includes 20 Bookstop and 25 Bookstar stores.

(2) Also includes 18 Doubleday Book Shops, nine Scribner's Bookstores and seven smaller format bookstores operated under the Barnes & Noble trade name representing the Company's original retail strategy.

(3) Restructuring charge includes restructuring and asset impairment losses recognized upon adoption of Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets and Assets to be Disposed Of."

(4) Interest expense for fiscal 1997, 1996, 1995, 1994, and 1993 is net of interest income of $446, $2,288, $2,138, $3,008 and $1,838, respectively.

(5) Reflects a net extraordinary charge during fiscal 1997 due to the early extinguishment of debt, consisting of: (i) a pre-tax charge of $11,281 associated with the redemption premium on the Company's senior subordinated notes; (ii) the associated write-off of $8,209 of unamortized deferred finance costs; and (iii) the related tax benefits of $7,991 on the extraordinary charge.

(6) Net earnings (loss) does not give effect to preferred stock dividends.

    Holders of the Company's Series C Preferred Stock were entitled to dividends of $4,466 during fiscal 1993. Such accumulated dividends were paid from the proceeds of the Company's initial public offering completed on October 4, 1993 (IPO). Accumulated dividends on all other series of preferred stock outstanding were converted into common stock or waived during fiscal 1993.

(7) All share and per-share amounts have been restated to give effect to a two-for-one stock split completed by the Company during fiscal 1997, and to reflect the adoption, in fiscal 1997, of Statement of Financial Accounting Standards No. 128, "Earnings per Share" for all periods presented. Fiscal 1993 earnings per share were computed on a pro forma basis and give effect to certain employee stock options using the treasury stock method, the number of shares issued upon the conversions of preferred stock and the exercise of warrants in connection with the IPO and the number of shares issued equal in value to the redemption price of the Series C Preferred Stock, including accumulated and unpaid dividends.

(8) Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open for 12 months for B. Dalton stores and 15 months for Barnes & Noble stores (due to the high sales volume associated with grand openings). Comparable store sales for fiscal years 1997 and 1996 include relocated Barnes & Noble stores and exclude B. Dalton stores which the company has closed or has a formal plan to close.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, "fiscal 1997" represents the 52 weeks ended January 31, 1998, "fiscal 1996" represents the 53 weeks ended February 1, 1997 and "fiscal 1995" represents the 52 weeks ended January 27, 1996.

GENERAL

        Barnes & Noble, Inc. (Barnes & Noble or the Company), the world's largest bookseller*, as of January 31, 1998 operates 483 "super" stores, 65 of which were opened in fiscal 1997, under the Barnes & Noble Booksellers, Bookstop and Bookstar trade names, and 528 mall bookstores under the B. Dalton Booksellers, Doubleday Book Shops and Scribner's Bookstore trade names. Barnes & Noble publishes books under its own imprint for exclusive sale through its retail stores and mail-order catalogs. The Company is also the exclusive bookseller in America Online's Marketplace (keyword: BarnesandNoble) and maintains its own Web site (BarnesandNoble.com), operating the "world's largest bookseller online." The Company employed approximately 27,200 full- and part-time booksellers and created nearly 3,200 new jobs nationwide during fiscal 1997 primarily due to its Barnes & Noble store expansion.

        Barnes & Noble is the largest operator of book "super" stores in the United States* with 483 Barnes & Noble stores located in 48 states and the District of Columbia as of January 31, 1998. With more than 30 years of bookselling experience, management has a strong sense of customers' changing needs and the Company leads book retailing with a "community store" concept. Barnes & Noble's typical store offers a comprehensive title base, a cafe, a children's section, a music department and a calendar of ongoing events, including author appearances and children's activities, that make each Barnes & Noble store an active part of its community. Management estimates that as much as 80% of the sales generated by a new Barnes & Noble store is incremental to the community in which the store is located, representing a combination of previously unfulfilled and newly created demand.

        Barnes & Noble stores range in size from 10,000 to 60,000 square feet depending upon market size, and each store features an authoritative selection of books, ranging from 60,000 to 175,000 titles. The comprehensive title selection is diverse and reflects local interests. To further this diversity, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers represent only 3% of Barnes & Noble store sales. In addition to the extensive on-site selection, each store can fill customers' special order requests from the more than one million books in print.

        Barnes & Noble stores opened during fiscal 1997 added 1.6 million square feet to the Barnes & Noble base, bringing the total square footage to 10.8 million square feet, a 16% increase over the prior year. Barnes & Noble stores generated more than 80% of the Company's total revenues in fiscal 1997. The Company plans to open approximately 60 Barnes & Noble stores in 1998 which are expected to average 26,000 square feet in size.

        At the end of fiscal 1997, the Company operated 528 B. Dalton stores in 45 states and the District of Columbia. B. Dalton stores employ merchandising strategies that target the "middle-American" consumer book market, offering a wide range of bestsellers and general-interest titles. Doubleday and Scribner's bookstores utilize a more upscale format aimed at the "carriage trade" in higher-end shopping malls and place a greater emphasis on hardcover and gift books. Most B. Dalton stores range in size from 2,800 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of superstores in nearby locations continues to have a significant impact on B. Dalton stores.

        The Company is continuing to execute its strategy to maximize returns from its B. Dalton division in response to declining sales attributable primarily to superstore competition and, to a lesser extent, weaker overall consumer traffic in shopping malls. Part of the Company's strategy has been to close underperforming stores, which has resulted in the closing of more than 50
B. Dalton stores per year since 1989.

        The Company has also been expanding the size of some of its new B. Dalton stores and is seeking better locations within malls. A new B. Dalton prototype was developed for this purpose in 1993 and, since that time, more than 100 new or converted stores have been opened and are performing, on average, better than the remaining store base.

* based upon sales reported in trade publications and public filings

        Complementing its leadership position as the world's largest bookseller, Barnes & Noble is the world's largest supplier of books through catalogs*. The Company mails over 15 million catalogs each year and maintains a list of over one million customers worldwide. Barnes & Noble's extensive catalog mailings have created substantial global name recognition which has benefited both the retail stores and the online business.

        During 1997, the Company, through its wholly owned subsidiary BarnesandNoble.com Inc., became the exclusive bookseller in America Online's Marketplace, linking the world's largest bookseller with the world's most popular Internet online service. The exclusive four-year agreement gives BarnesandNoble.com an extensive presence throughout America Online. The Company further extended its brand awareness by launching its own web site (BarnesandNoble.com) through which it has entered into thousands of strategic online alliances and affiliations, including Lycos, Web Crawler, ZDNet, The New York Times and Disney. The Company believes that it brings significant competitive advantages to the online bookselling market, including its distribution expertise, proprietary title database, large customer base and brand recognition.

         The Company further differentiates its product offerings from those of its competitors by publishing books under its own Barnes & Noble Books imprint for exclusive sale in its retail stores, direct-mail catalogs and through BarnesandNoble.com. With publishing and distribution rights to over 1,500 titles, Barnes & Noble Books offers customers high-quality books at excellent values and generates attractive gross margins.

        The Company also maintains an equity investment in Chapters Inc., an Ontario company which is publicly traded on the Toronto Stock Exchange. Chapters is the largest book retailer in Canada and the third largest in North America*, operating 347 bookstores, including 29 superstores, as of the end of fiscal 1997.

RESULTS OF OPERATIONS

        The Company's revenues, operating profit (loss), comparable store sales, store openings, store closings and number of stores open at year end are set forth below:

FISCAL YEAR
(Thousands of dollars)                      1997          1996        1995
----------------------                      ----          ----        ----
REVENUES
Retail business                           $ 2,782,251   2,448,124   1,976,900
BarnesandNoble.com                             14,601          --          --
                                          ------------  ----------  ----------
  Total                                   $ 2,796,852   2,448,124   1,976,900
                                          ============  ==========  ==========
Operating profit (loss)
Retail business                           $   162,664     119,668     (35,156)
BarnesandNoble.com                            (15,395)         --          --
                                          ------------  ----------  ----------

  Total                                   $   147,269     119,668     (35,156)
                                          ============  ==========  ==========
COMPARABLE STORE SALES
INCREASE (DECREASE)(1)
Barnes & Noble stores(2)                          9.4%        7.3%        6.9%
B. Dalton stores(3)                              (1.1)       (1.0)       (4.3)
                                          ============  ==========  ==========
STORES OPENED
Barnes & Noble stores(2)                           65          91          97
B. Dalton stores(3)                                 4          10          10
                                          ------------  ----------  ----------
  Total                                            69         101         107
                                          ============  ==========  ==========
STORES CLOSED
Barnes & Noble stores(2)                           13          18           7
B. Dalton stores(3)                                53          72          69
                                          ------------  ----------  ----------
  Total                                            66          90          76
                                          ============  ==========  ==========

NUMBER OF STORES OPEN AT YEAR END
Barnes & Noble stores(2)                          483         431         358
B. Dalton stores(3)                               528         577         639
                                          ------------  ----------  ----------
  Total                                         1,011       1,008         997
                                          ============  ==========  ==========
SQUARE FEET OF SELLING SPACE
AT YEAR END (IN MILLIONS)
Barnes & Noble stores(2)                         10.8         9.3         7.0
B. Dalton stores(3)                               2.0         2.2         2.4
                                          ------------  ----------  ----------
  Total                                          12.8        11.5         9.4
                                          ============  ==========  ==========


(1) Comparable store sales for B. Dalton stores are determined using stores open at least 12 months. Comparable store sales for Barnes & Noble stores are determined using stores open at least 15 months, due to the high sales volume associated with grand openings. Comparable store sales increase (decrease) is computed on a 52-week basis for fiscal 1996.

(2) Also includes 20 Bookstop and 25 Bookstar stores.

(3) Also includes 18 Doubleday Book Shops, nine Scribner's Bookstores and seven smaller format bookstores operated under the Barnes & Noble trade name representing the Company's original retail strategy.

*   based upon sales reported in trade publications and public filings

        The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total revenues of the
Company:


FISCAL YEAR                                1997      1996      1995
-----------                                ----      ----      ----
Revenues                                  100.0%    100.0%    100.0%
Cost of sales and occupancy                72.2      72.9      73.1
                                          ------    ------    ------
  Gross margin                             27.8      27.1      26.9
Selling and administrative expenses        19.3      19.0      19.4
Depreciation and amortization               2.8       2.5       2.4
Pre-opening expenses                        0.4       0.7       0.6
Restructuring charge                         --        --       6.3
                                          ------    ------    ------
  Operating margin(1)                       5.3       4.9      (1.8)
Interest expense, net and amortization
  of deferred financing fees                1.4       1.6       1.4
                                          ------    ------    ------
  Earnings (loss) before provision
    (benefit) for income taxes and
    extraordinary charge(1)                 3.9       3.3      (3.2)
Provision (benefit) for income taxes(1)     1.6       1.2      (0.5)
                                          ------    ------    ------
  Earnings (loss) before extraordinary
    charge(1)                               2.3       2.1      (2.7)
Extraordinary charge                        0.4        --        --
                                          ------    ------    ------
Net earnings (loss)                         1.9%      2.1%     (2.7)%
                                          ======    ======    =======



(1) If operating margin, earnings (loss) before provision (benefit) for income taxes and extraordinary charge, provision (benefit) for income taxes and earnings (loss) before extraordinary charge were presented before the effects of the restructuring charge of $123,768 during fiscal 1995, the percentage relationship that these items would bear to total revenues of the Company would be 4.5%, 3.1%, 1.4% and 1.7%, respectively.

52 WEEKS ENDED JANUARY 31, 1998 COMPARED WITH 53 WEEKS ENDED FEBRUARY 1, 1997

Revenues

        The Company's revenues increased 14.2% during fiscal 1997 to $2.797 billion from $2.448 billion during fiscal 1996. Fiscal 1996 includes 53 weeks; excluding the impact of the 53rd week, revenues increased 16.0%. Fiscal 1997 revenues from Barnes & Noble stores, which contributed 80.3% of total revenues, increased 20.7% to $2.246 billion from $1.861 billion in fiscal 1996.

        The increase in revenues was primarily due to the 9.4% increase in Barnes & Noble comparable store sales and the opening of an additional 65 Barnes & Noble stores during 1997. This increase was slightly offset by declining revenues of B. Dalton stores which closed 53 stores and posted a comparable store sales decline of 1.1%. BarnesandNoble.com, the Company's new online subsidiary, also contributed to the increase in revenue, posting $14.6 million of revenues during its first partial year of operations.

Cost of Sales and Occupancy

         The Company's cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues, lease-required advertising and adjustments for LIFO.

        Cost of sales and occupancy increased 13.1% during fiscal 1997 to $2.019 billion from $1.785 billion in fiscal 1996 resulting in an increase in the Company's gross margin rate to 27.8% in fiscal 1997 from 27.1% in fiscal 1996. The gross margin expansion reflects more direct buying, reduced costs of shipping and handling, and improvements in merchandise mix.

Selling and Administrative Expenses

        Selling and administrative expenses increased $74.7 million, or 16.0% to $540.4 million in fiscal 1997 from $465.7 million in fiscal 1996. Selling and administrative expenses increased to 19.3% of revenues during fiscal 1997 from 19.0% during fiscal 1996 primarily as a result of the start-up expenses from BarnesandNoble.com. Excluding BarnesandNoble.com, selling and administrative expenses would have declined to 18.9% of revenues, reflecting operating leverage improvement.

Depreciation and Amortization

        Depreciation and amortization increased $17.2 million, or 28.8%, to $77.0 million in fiscal 1997 from $59.8 million in fiscal 1996. The increase was primarily the result of the new Barnes & Noble stores opened during fiscal 1997 and fiscal 1996.

Pre-Opening Expenses

        Pre-opening expenses declined in fiscal 1997 to $12.9 million from $17.6 million in fiscal 1996 reflecting fewer new stores compared with prior years.

Operating Profit

        Operating profit increased to $147.3 million in fiscal 1997 from $119.7 million in fiscal 1996. Despite the $15.4 million operating loss from BarnesandNoble.com, operating margin improved to 5.3% of revenues during fiscal 1997 from 4.9% of revenues during fiscal 1996. Excluding BarnesandNoble.com, operating margin for the retail business improved to 5.8% of revenues.

Interest Expense, Net and Amortization of Deferred Financing Fees

        Interest expense, net of interest income, and amortization of deferred financing fees decreased $0.6 million in fiscal 1997 to $37.7 million from $38.3 million in fiscal 1996. The decline was primarily due to lower borrowings under the Company's senior credit facilities.

Provision for Income Taxes

        Barnes & Noble's effective tax rate was 41.0% during fiscal 1997 compared with 37.1% during fiscal 1996. The fiscal 1996 provision reflected a non-recurring $3.0 million rehabilitation tax credit.

Extraordinary Charge

        As a result of obtaining a new senior credit facility during fiscal 1997, the Company called its outstanding $190 million, 11 7/8% senior subordinated notes on January 15, 1998, at a call premium of 5.9375%. The extraordinary charge reflects (on an after-tax basis) such call premium along with the write-off of related deferred financing fees.

Earnings

        Fiscal 1997 earnings before extraordinary charge increased $13.4 million, or 26.2%, to $64.7 million (or $0.93 per diluted share) from $51.2 million (or $0.75 per diluted share) during fiscal 1996. The extraordinary charge in fiscal 1997 of $11.5 million equated to $0.17 per diluted share resulting in net earnings during fiscal 1997 of $53.2 million (or $0.76 per diluted share).

        All share and per-share amounts contained in this annual report have been restated to reflect a two-for-one split of the Company's common stock in September of 1997, and the adoption of Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). Implementation of SFAS 128 did not have a material effect on the Company's diluted earnings per share. SFAS 128 requires the disclosure of basic earnings per share in addition to diluted earnings per share.

53 WEEKS ENDED FEBRUARY 1, 1997, COMPARED WITH 52 WEEKS ENDED JANUARY 27, 1996

Revenues

        The Company's revenues increased 23.8% during fiscal 1996 to $2.448 billion from $1.977 billion during fiscal 1995. Fiscal 1996 includes 53 weeks; excluding the impact of the 53rd week, revenues increased 21.5%. During fiscal 1996, revenues from Barnes & Noble stores rose 37.9% to $1.861 billion from $1.350 billion during fiscal 1995 and contributed 76.0% of total revenues, up from 68.3% during fiscal 1995. B. Dalton stores generated revenues of $564.9 million (or 23.1% of total revenues) during fiscal 1996, down from $603.2 million (or 30.5% of total revenues) during fiscal 1995.

        The increase in revenues was primarily attributable to an increase in sales from Barnes & Noble stores. The Company opened 91 Barnes & Noble stores and closed 18 during fiscal 1996 (12 of which were relocated), increasing square footage by 33% in fiscal 1996. Comparable store sales for Barnes & Noble stores, which excludes the impact of the 53rd week of sales, increased 7.3% during fiscal 1996, in comparison to 6.9% during fiscal 1995. During fiscal 1996, revenues of B. Dalton stores declined, primarily due to the 72 store closings and a comparable store sales decrease of 1.0%.

Cost of Sales and Occupancy

        The Company's cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues, lease-required advertising and adjustments for LIFO.

        Cost of sales and occupancy increased 23.6% during fiscal 1996 to $1.785 billion from $1.445 billion during fiscal 1995, but decreased as a percentage of revenues to 72.9% during fiscal 1996 from 73.1% during fiscal 1995 due to improvements in merchandise mix, as well as increases in merchandise margins due to more direct purchasing. Excluding the impact of LIFO, cost of sales and occupancy as a percentage of revenues declined to 72.9% in fiscal 1996 from 73.4% in fiscal 1995.

Selling and Administrative Expenses

        Selling and administrative expenses increased $82.0 million, or 21.4% to $465.7 million during fiscal 1996 from $383.7 million during fiscal 1995. The Company's operating leverage continued to improve as selling and administrative expenses decreased as a percentage of revenues to 19.0% during fiscal 1996 from 19.4% during fiscal 1995.

Depreciation and Amortization

         Depreciation and amortization increased $11.9 million, or 24.9%, to $59.8 million during fiscal 1996 from $47.9 million during fiscal 1995. The increase was primarily a result of the addition of 91 Barnes & Noble stores during fiscal 1996.

Pre-Opening Expenses

        Pre-opening expenses increased $5.4 million, or 44.5%, to $17.6 million during fiscal 1996 from $12.2 million during fiscal 1995. As the Company amortizes pre-opening expenses over the respective store's first 12 months of operation, the increase reflects the opening of 109 new Barnes & Noble stores during the second half of fiscal 1995 and the first half of fiscal 1996 compared with 68 stores in the corresponding period of the previous year.

Operating Profit (Loss)

        Operating profit, before the effects of the $123.8 million restructuring charge in fiscal 1995, increased $31.1 million, or 35.0% to $119.7 million during fiscal 1996 from $88.6 million during fiscal 1995. As a percentage of revenues, operating profit increased to 4.9% during fiscal 1996 from 4.5% during fiscal 1995 (before the effects of the restructuring charge), reflecting improved operating leverage.


Interest Expense, Net and Amortization of Deferred Financing Fees

        Interest expense, net of interest income, and amortization of deferred financing fees increased $10.2 million, or 36.0%, to $38.3 million during fiscal 1996 from $28.1 million during fiscal 1995. The increase resulted from a rise in borrowings under the Company's credit facility to finance working capital and capital expenditures. The impact of the increased borrowings was partially offset by a reduction in the Company's weighted-average interest rate on its short-term borrowings.

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

        Net earnings per diluted share were $0.75 during fiscal 1996 compared with $0.53 during fiscal 1995 (before the effects of the restructuring charge). Net earnings increased 49.3% while earnings per diluted share increased 41.5% due to an increase in the diluted weighted-average shares outstanding to 67.9 million shares during fiscal 1996 from 64.3 million shares during fiscal 1995, reflecting the full-year impact of 5.0 million common shares issued in October of 1995.

SEASONALITY

        The Company's business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the quarter which includes the Christmas selling season. The growth in Barnes & Noble stores continues to reduce such seasonal fluctuation. During fiscal 1997, the Company reported operating profit in all four quarters for the first time since the Company began its "super" store expansion.

LIQUIDITY AND CAPITAL RESOURCES

        Working capital requirements are generally at their highest during the Company's fiscal quarter ending on or about January 31 due to the higher payments to vendors for holiday season merchandise purchases and the replenishment of merchandise inventories following this period of increased sales. In addition, the Company's sales and merchandise inventory levels will fluctuate from quarter-to-quarter as a result of the number and timing of new store openings, as well as the amount and timing of sales contributed by new stores.

        Cash flows from operating activities, funds available under its revolving credit facility and vendor financing continue to provide the Company with liquidity and capital resources for store expansion, seasonal working capital requirements and capital investments.

        Cash Flow. Cash flows provided from (used by) operating activities were $169.2 million, $119.5 million and ($56.8) million during fiscal 1997, 1996, and 1995, respectively. The increased cash flow in fiscal 1997 was primarily due to the improvement in net earnings. In fiscal 1996, improvement in cash flows from operations was the result of increased net earnings and more efficient working capital management; revenues increased 23.8% while inventory levels declined 1.1% through faster inventory turns.

        The weighted-average age per square foot of the Company's 483 Barnes & Noble stores was 2.8 years as of January 31, 1998 and is expected to increase to approximately 3.3 years by January 30, 1999. As the relatively young Barnes & Noble stores mature, and as the number of new stores opened during the fiscal year decreases as a percentage of the existing store base, the increasing operating profits of Barnes & Noble stores are expected to generate a greater portion of cash flows required for working capital, including new store inventories and capital expenditures. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased $44.7 million or 24.9% to $224.2 million in fiscal 1997 from $179.5 million in fiscal 1996. This improvement was achieved despite the start-up losses of BarnesandNoble.com.

        Capital Structure. Strong cash flows from operations, coupled with improved working capital management, strengthened the Company's balance sheet during fiscal 1997. The Company's shareholders' equity increased 16.6% to $531.8 million (net of the $11.5 million extraordinary charge) as of January 31, 1998, from $456.0 million as of February 1, 1997, and return on beginning equity increased to 14.2% in fiscal 1997 (excluding the extraordinary charge) from 12.8% during fiscal 1996. The Company's market capitalization more than doubled during fiscal 1997, reflecting the market's recognition of the Company's strong performance.

        On November 18, 1997, the Company obtained an $850 million senior credit facility (the New Facility) with a syndicate led by The Chase Manhattan Bank. The New Facility, structured as a five-year revolving credit, refinanced an existing $450 million revolving credit and $100 million term loan facility (the Old Facility). Net proceeds are available for general corporate purposes and were used to redeem all of the Company's outstanding $190 million, 11 7/8% senior subordinated notes on January 15, 1998.

        The New Facility permits borrowings at various interest rate options based on the prime rate or London Interbank Offer Rate (LIBOR) depending upon certain financial tests and significantly reduces the interest rate margins over LIBOR contained in the Old Facility. In addition, the agreement requires the

Company to pay a commitment fee up to 0.25% of the unused portion depending upon certain financial tests. The New Facility contains covenants, limitations and events of default typical of credit facilities of this size and nature.

        The amount outstanding under the Company's New Facility has been classified as long-term debt in the accompanying consolidated balance sheets due to both the terms of the New Facility and the Company's intent and ability to maintain principal amounts outstanding through November 2002.

        Borrowings under the Company's senior credit facilities averaged $184.5 million, $186.6 million and $62.0 million and peaked at $304.9 million, $292.8 million and $152.2 million during fiscal 1997, 1996 and 1995, respectively.

        Capital Investment. Capital expenditures totaled $121.9 million, $171.9 million and $154.9 million during fiscal 1997, 1996 and 1995, respectively. Capital expenditures in fiscal 1998,primarily for approximately 60 new Barnes & Noble stores as well as computer hardware and software associated with the Company's new store point-of-sale system, are expected to be between $150 million and $175 million, although commitment to such expenditures has not yet been made.

        Based on current operating levels and the store expansion planned for the next fiscal year, management believes cash flows generated from operating activities, short-term vendor financing and its borrowing capacity under its revolving credit facility will be sufficient to meet the Company's working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months.

        Year 2000. The Company is continuing its comprehensive evaluation of all computer systems and microprocessors and is in the process of replacing, modifying and/or converting those systems which are not year 2000 compliant. The incremental cost over the next two years is being determined as part of the continuing evaluation. Management does not expect such costs to have a material adverse impact on the financial position or results of operations of the Company.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This annual report contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this annual report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, decreased consumer demand for the Company's products, possible disruptions in the Company's computer or telephone systems, increased or unanticipated costs or effects associated with year 2000 compliance by the Company or its service or supply providers, possible work stoppages, or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores or the inability to obtain suitable sites for new stores, higher than anticipated store closing or relocation costs, higher interest rates, the performance of the Company's online initiatives such as BarnesandNoble.com, unanticipated increases in merchandise or occupancy costs, and other factors which may be outside of the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described therein as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.

CONSOLIDATED STATEMENTS OF OPERATIONS


Fiscal Year
(Thousands of dollars, except per share data)    1997       1996       1995
---------------------------------------------    ----       ----       ----

Revenues                                     $ 2,796,852  2,448,124  1,976,900
Cost of sales and occupancy                    2,019,291  1,785,392  1,444,555
                                             ----------- ---------- ----------
  Gross profit                                   777,561    662,732    532,345
                                             ----------- ---------- ----------
Selling and administrative expenses              540,423    465,687    383,692
Depreciation and amortization                     76,951     59,806     47,881
Pre-opening expenses                              12,918     17,571     12,160
Restructuring charge                                  --         --    123,768
                                             ----------- ---------- ----------
  Operating profit (loss)                        147,269    119,668    (35,156)
Interest (net of interest income of $446,
  $2,288 and $2,138, respectively) and
  amortization of deferred financing fees         37,666     38,286     28,142
                                             ----------- ---------- ----------
  Earnings (loss) before provision
    (benefit) for income taxes and
    extraordinary charge                         109,603     81,382    (63,298)
Provision (benefit) for income taxes              44,935     30,157    (10,322)
                                             ----------- ---------- ----------
  Earnings (loss) before extraordinary
    charge                                        64,668     51,225    (52,976)
Extraordinary charge due to early
  extinguishment of debt, net of tax
  benefits of $7,991                              11,499         --         --

                                             ----------- ---------- ----------
  Net earnings (loss)                        $    53,169     51,225    (52,976)
                                             =========== ========== ==========

Earnings (loss) per common share
  Basic
    Earnings (loss) before extraordinary
      charge                                 $      0.96       0.77      (0.85)
    Extraordinary charge due to early
      extinguishment of debt, net of
      tax benefits                           $      0.17         --         --
    Net earnings (loss)                      $      0.79       0.77      (0.85)
  Diluted
    Earnings (loss) before extraordinary
      charge                                 $      0.93       0.75      (0.85)
    Extraordinary charge due to early
      extinguishment of debt, net of
      tax benefits                           $      0.17         --         --
    Net earnings (loss)                      $      0.76       0.75      (0.85)

Weighted average common shares outstanding
  Basic                                       67,237,000 66,103,000 62,434,000
  Diluted                                     69,836,000 67,886,000 62,434,000

See accompanying notes to consolidated financial statements.
                                                             BARNES & NOBLE 1997
                                      20

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars, except per share data) January 31, 1998 February 1, 1997
--------------------------------------------- ---------------- ----------------
Assets
Current assets:
  Cash and cash equivalents                      $    12,697          12,447
  Receivables, net                                    43,858          45,558
  Merchandise inventories                            852,107         732,203
  Prepaid expenses and other current assets           68,902          76,747
                                                 ------------      ----------
    Total current assets                             977,564         866,955
                                                 ------------      ----------
Property and equipment:
  Land and land improvements                             681             681
  Buildings and leasehold improvements               347,598         326,392
  Fixtures and equipment                             378,058         289,684
                                                 ------------      ----------
                                                     726,337         616,757
  Less accumulated depreciation and amortization     244,207         181,983
                                                 ------------      ----------
    Net property and equipment                       482,130         434,774
                                                 ------------      ----------
Intangible assets, net                                90,237          93,494

Other noncurrent assets                               41,240          51,424
                                                 ------------      ----------
    Total assets                                 $ 1,591,171       1,446,647
                                                 ============      ==========

Liabilities and Shareholders' Equity
Current liabilities:
  Revolving credit facility                      $        --          40,000
  Accounts payable                                   459,795         373,340
  Accrued liabilities                                253,050         240,923
                                                 ------------      ----------
   Total current liabilities                         712,845         654,263
                                                 ------------      ----------
Long-term debt                                       284,800         290,000
Other long-term liabilities                           61,771          46,395

Shareholders' equity:
  Common stock; $.001 par value; 100,000,000
    shares authorized; 67,921,830 and 66,376,250
    shares issued and outstanding, respectively           68              66
  Additional paid-in capital                         468,860         446,265
  Retained earnings                                   62,827           9,658
                                                 ------------      ----------
    Total shareholders' equity                       531,755         455,989
                                                 ------------      ----------
Commitments and contingencies                             --              --
                                                 ------------      ----------
  Total liabilities and shareholders' equity     $ 1,591,171       1,446,647
                                                 ============      ==========


See accompanying notes to consolidated financial statements.
                                                             BARNES & NOBLE 1997

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                  Additional  Retained
                                          Common  paid-in     earnings
(Thousands of dollars)                    Stock   capital     (deficit)  Total
-------------------------                 ------- ----------- ---------  -----
Balance at January 28, 1995               $ 60     346,704     11,409   358,173
Issuance of 5,000,000 shares of
  common stock                               5      88,720         --    88,725
Exercise of 750,894 common stock
  options, including tax benefits of
  $3,470                                     1       6,312         --     6,313
Net loss                                    --          --    (52,976)  (52,976)
                                          -----    -------    --------  --------
Balance at January 27, 1996                 66     441,736    (41,567)  400,235
Exercise of 459,022 common stock

  options, including tax benefits of
  $2,272                                    --       4,529         --     4,529
Net earnings                                --          --     51,225    51,225
                                          -----    -------    --------  --------
Balance at February 1, 1997                 66     446,265      9,658   455,989
Exercise of 1,545,580 common stock
  options, including tax benefits of
  $8,253                                     2      22,595         --    22,597
Net earnings                                --          --     53,169    53,169
                                          -----    -------    --------  --------
Balance at January 31, 1998               $ 68     468,860     62,827   531,755
                                          =====    =======    ========  ========


See accompanying notes to consolidated financial statements.
                                                             BARNES & NOBLE 1997
                                      22

CONSOLIDATED STATEMENTS OF CASH FLOWS


Fiscal Year
(Thousands of dollars)                                                                        1997           1996           1995
-----------------------                                                                       ----           ----           ----
Cash flows from operating activities:
  Net earnings (loss)                                                                      $   53,169        51,225        (52,976)
  Adjustments to reconcile net earnings (loss) to net cash flows from operating activities:
    Depreciation and amortization                                                              78,629        61,652         50,185
    Loss (gain) on disposal of property and equipment                                             853          (130)         4,657
    Deferred taxes                                                                             11,598         6,604        (32,110)
    Restructuring charge                                                                           --            --        123,768
    Extraordinary charge due to early extinguishment of debt, net of tax benefits              11,499            --             --
    Increase in other long-term liabilities for scheduled rent increases in
      long-term leases                                                                         16,350        15,663         10,670
    Changes in operating assets and liabilities, net                                           (2,884)      (15,477)      (161,038)
                                                                                           -----------     ---------     ----------
      Net cash flows from operating activities                                                169,214       119,537        (56,844)
                                                                                           -----------     ---------     ----------
Cash flows from investing activities:
  Purchases of property and equipment                                                        (121,903)     (171,885)      (154,913)
  Proceeds from sales of property and equipment                                                    --           177            551
  Net increase in other noncurrent assets                                                     (13,177)      (16,787)        (2,378)
                                                                                           -----------     ---------     ----------
    Net cash flows from investing activities                                                 (135,080)     (188,495)      (156,740)
                                                                                           -----------     ---------     ----------
Cash flows from financing activities:
  Net increase (decrease) in revolving credit facility                                        244,800       (32,400)        72,400
  Proceeds from issuance of long-term debt                                                         --       100,000             --

  Repayment of long-term debt                                                                (290,000)           --             --
  Proceeds from issuance of common stock, net                                                      --            --         88,725
  Proceeds from exercise of common stock options including related tax benefits                22,597         4,529          6,313
  Payment of note premium                                                                     (11,281)           --             --
                                                                                           -----------     ---------     ----------
    Net cash flows from financing activities                                                  (33,884)       72,129        167,438
                                                                                           -----------     ---------     ----------
Net increase (decrease) in cash and cash equivalents                                              250         3,171        (46,146)
Cash and cash equivalents at beginning of year                                                 12,447         9,276         55,422
                                                                                           -----------     ---------     ----------
Cash and cash equivalents at end of year                                                   $   12,697        12,447          9,276
                                                                                           ===========     =========     ==========
Changes in operating assets and liabilities, net:
  Receivables, net                                                                         $    1,700         3,461        (19,191)
  Merchandise inventories                                                                    (119,904)        8,148       (241,432)
  Prepaid expenses and other current assets                                                     9,721       (19,502)       (17,340)
  Accounts payable and accrued liabilities                                                    105,599        (7,584)       116,925
                                                                                           -----------     ---------     ----------
    Changes in operating assets and liabilities, net                                       $   (2,884)      (15,477)      (161,038)
                                                                                           ===========     =========     ==========
Supplemental cash flow information:
  Cash paid during the period for:
    Interest                                                                               $   37,845        38,103         27,656
    Income taxes                                                                           $   20,282        24,574         19,937


See accompanying notes to consolidated financial statements.
                                                             BARNES & NOBLE 1997
                                      23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        For the 52 weeks ended January 31, 1998 (fiscal 1997), the 53 weeks ended February 1, 1997 (fiscal 1996) and the 52 weeks ended January 27, 1996 (fiscal 1995).

(Thousands of dollars, except per share data)

1. Summary of Significant Accounting Policies

Business

        Barnes & Noble, Inc. (Barnes & Noble), through its wholly owned subsidiaries (collectively, the Company), is primarily engaged in the sale of books through four principal bookselling strategies: its "super" store strategy through its wholly owned subsidiary Barnes & Noble Booksellers, Inc., under its Barnes & Noble Booksellers, Bookstop and Bookstar trade names (hereafter collectively referred to as Barnes & Noble stores), its mall strategy through its wholly owned subsidiaries B. Dalton Bookseller, Inc. and Doubleday Book Shops, Inc., under its B. Dalton stores, Doubleday Book Shops and Scribner's Bookstore trade names (hereafter collectively referred to as B. Dalton stores), its direct-mail strategy through its wholly owned subsidiary Marboro Books Corp., and its e-commerce strategy through its wholly owned subsidiary BarnesandNoble.com Inc.

Consolidation

        The consolidated financial statements include the accounts of Barnes & Noble and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior-period amounts have been reclassified for comparative purposes.

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

Cash and Cash Equivalents

        The Company considers all short-term, highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories

        Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 83% and 79% of the Company's merchandise inventories as of January 31, 1998 and February 1, 1997, respectively. The remaining merchandise inventories are valued on the last-in, first-out (LIFO) method.

        If substantially all of the merchandise inventories currently valued at LIFO costs were valued at current costs, merchandise inventories would increase approximately $5,102 and $8,800 as of January 31, 1998 and February 1, 1997, respectively.

Property and Equipment

        Property andequipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, while betterments and major remodeling costs are capitalized. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Capitalized lease acquisition costs are being amortized over the average lease terms of the underlying leases. Costs incurred in purchasing management information systems are capitalized and included in property and equipment. These costs are amortized over their estimated useful lives from the date the systems become operational.

Intangible Assets and Amortization

        The costs in excess of net assets of businesses acquired are carried as intangible assets, net of accumulated amortization, in the accompanying consolidated balance sheets. The net intangible assets, consisting primarily of goodwill and trade names, of $61,484 and $28,753 as of January 31, 1998, $63,604 and $29,890

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


as of February 1, 1997, are amortized over 40 years using the straight-line method.

        Amortization of goodwill and trade names included in depreciation and amortization in the accompanying consolidated statements of operations is $3,257, $3,305 and $4,272 during fiscal 1997, 1996 and 1995, respectively. Accumulated amortization at January 31, 1998 and February 1, 1997 was $41,293 and $38,036, respectively.

        The Company periodically evaluates the recoverability of goodwill and considers whether this goodwill should be completely or partially written off or the amortization periods accelerated. The Company assesses the recoverability of this goodwill based upon several factors, including management's intention with respect to the acquired operations and those operations' projected undiscounted store-level cash flows.


Deferred Charges

        Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of January 31, 1998 and February 1, 1997 were $1,764 and $9,789, respectively. Unamortized costs of $8,209 were included in the extraordinary loss due to early extinguishment of debt for fiscal 1997. Amortization expense included in interest and amortization of deferred financing fees is $1,678, $1,846, and $2,304 during fiscal 1997, 1996 and 1995, respectively.

Revenue Recognition

        Revenue from sales of the Company's products is recognized at the time of sale.

        The Company sells memberships which entitle purchasers to additional discounts. The membership revenue is deferred and recognized as income over the twelve-month membership period.

        Sales returns (which are not significant) are recognized at the time returns are made.

Pre-opening Expenses

        Costs directly associated with the opening of new stores, primarily payroll and occupancy costs, are deferred and amortized over the respective store's first 12 months of operations.

Closed Store Expenses

        Upon a formal decision to close or relocate a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $5,113 during fiscal 1995 are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings (Loss) Per Common Share

        In 1997 the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). Under SFAS 128, the presentation of primary and fully diluted earnings per share is replaced by basic and diluted earnings per share. Basic earnings per share includes no dilutive effect of common stock equivalents and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflects, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options. Also, as more fully described in Note 7, the Company effected a two-for-one stock split during September 1997. Accordingly, all historical weighted average share and per share amounts have been restated to reflect the stock split and the adoption of SFAS 128.

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

Stock Options

        The Company accounts for all transactions under which employees receive shares of stock or other equity instruments in the Company or the Company incurs liabilities to employees in amounts based on the price of its stock in accordance with the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Generally, compensation expense is not recognized for stock option grants. The Company has not adopted the fair value method encouraged, but not required, by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

Reporting Period

        The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting periods ended January 31, 1998, February 1, 1997 and January 27, 1996 contained 52 weeks, 53 weeks and 52 weeks, respectively.

2. Receivables, Net

        Receivables represent customer, bankcard, landlord and other receivables due within one year as follows:

                                                January 31,      February 1,
                                                   1998             1997
                                                -----------      ------------

Trade accounts                                    $ 6,628            4,790
Bankcard receivables                               15,536           12,800
Receivables from landlords for
  leasehold improvments                            16,715           19,374
Other receivables                                   4,979            8,594
                                                  -------           ------
  Total receivables, net                          $43,858           45,558
                                                  =======           =======

3. Debt


Revolving Credit Facility

        On November 18, 1997, the Company obtained an $850,000 senior credit facility (the New Facility) with a syndicate led by The Chase Manhattan Bank. The New Facility, structured as a five-year revolving credit, refinanced an existing $450,000 revolving credit and $100,000 term loan facility (the Old Facility). The New Facility permits borrowings at various interest rate options based on the prime rate or London Interbank Offer Rate (LIBOR) depending upon certain financial tests. In addition, the agreement requires the Company to pay a commitment fee up to 0.25% of the unused portion depending upon certain financial tests. The New Facility contains covenants, limitations and events of default typical of credit facilities of this size and nature, including financial covenants which require the Company to meet, among other things, cash flow and interest coverage ratios and which limit capital expenditures. The New Facility is secured by the capital stock, accounts receivable and general intangibles of the Company's subsidiaries.

        Net proceeds from the New Facility are available for general corporate purposes and were used to redeem all of the Company's outstanding $190,000, 11 7/8% senior subordinated notes on January 15, 1998. As a result of the refinancings, the Company recorded an extraordinary charge of $11,499 (net of applicable taxes) due to the early extinguishment of debt during fiscal 1997. The extraordinary charge represents the payment of a call premium associated with the redemption of the senior subordinated notes of $6,656 (net of applicable taxes) and the write-off of unamortized fees of $4,843 (net of applicable taxes).

        The Company from time to time enters into interest rate swap agreements to manage interest costs and risk associated with changes in interest rates. These agreements effectively convert underlying variable - rate debt based on prime rate or LIBOR to fixed - rate debt through the exchange of fixed and floating interest payment obligations without the exchange of underlying principal amounts. During fiscal 1996, the Company entered into interest rate swap agreements totaling $100,000 with maturities ranging from 1999 to 2000. As of January 31, 1998 the Company had outstanding $125,000 of swaps with maturities ranging from 1999 to 2003. The Company recorded interest expense associated with these agreements of $306 and $365 during fiscal years 1997 and 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

        Selected information related to the Company's revolving credit facility is as follows:

Fiscal Year                                         1997      1996        1995
-----------                                         ----      ----        ----
Balance at end of year                           $ 284,800    40,000     72,400
Average balance outstanding during the year      $ 105,127   101,671     62,036
Maximum borrowings outstanding during the year   $ 304,900   192,800    152,200
Weighted average interest rate during the year        7.12%     7.56%      8.13%

Interest rate at end of year                          6.60%     6.87%      8.21%

        The balance outstanding as of January 31, 1998 reflects the refinancing of the senior subordinated notes and the term loan.

        The average balance outstanding during the period was based on the number of days outstanding. The weighted average interest rate during the period was calculated as the result of dividing the related interest expense by average borrowings outstanding.

        Fees expensed with respect to the unused portion of the Company's revolving credit commitment were $1,204, $911 and $454, during fiscal 1997,1996 and 1995, respectively.

Long-Term Debt

        As of January 31, 1998 the $284,800 balance outstanding under the Company's New Facility has been classified as long-term debt based on the terms of the credit agreement and the Company's intention to maintain principal amounts outstanding through November 2002. As of February 1, 1997 classified as long - term debt were both the $190,000, 11 7/8% senior subordinated notes based on the January 15, 2003 maturity date, and the $100,000 term loan outstanding under the Old Facility which had scheduled repayments starting in 1998. The subordinated notes and the term loan were paid on January 15, 1998 and November 18, 1997, respectively.

        The Company has no agreements to maintain compensating balances.

4. Fair Values of Financial Instruments

        The carrying values of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value due to the short-term maturities of these assets.

        The aggregate fair value of the revolving credit facility, classified as long-term debt as of January 31, 1998, approximates its carrying amount, because of its recent and frequent repricing based upon market conditions. The fair value of long-term debt, consisting of the senior subordinated notes and term loan as of February 1, 1997, is based upon quoted market prices. Interest rate swap agreements are valued based on market quotes obtained from dealers. The fair value of the investment in Chapters Inc. is based on quoted market prices and conversion rates at January 31, 1998 and February 1, 1997.

        The carrying amounts and fair values of the Company's financial instruments as of January 31, 1998 and February 1, 1997 are as follows:

                                   January 31,           February 1,
                                      1998                  1997
                               -----------------     -------------------
                                Carrying    Fair      Carrying      Fair
                                 Amount     Value      Amount       Value
                                --------    ------    --------      ------

Cash and cash equivalents       $  12,697    12,697     12,447      12,447

Revolving credit facility       $ 284,800   284,800     40,000      40,000
Long-term debt                  $      --        --    290,000     307,575
Interest rate swaps liability   $      --     1,463         --         218
Investment in Chapters Inc.     $  17,686    31,445      8,541      11,843

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

5. Employees' Retirement and Defined Contribution Plans

        The Company maintains a noncontributory defined benefit pension plan (the Pension Plan) for the benefit of substantially all of its employees who meet certain eligibility requirements, primarily age and length of service. Benefits provided by the Pension Plan are based on years of credited service, the employee's compensation for any of five consecutive years in the last ten years of service and covered earnings for Social Security benefits. The Company's contributions to the Pension Plan are generally in amounts determined by independent consulting actuaries.

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

        A summary of the components of net periodic pension cost for the Pension Plan and the total contributions charged to employee benefit expenses for the Savings Plan follows:


Fiscal Year                               1997          1996       1995
-----------                               ----          ----       ----
Defined benefit plans:
  Service cost                          $ 3,294         2,542      1,475
  Interest cost                           1,666         1,354      1,011
  Actual return on plan assets           (4,165)       (2,378)    (3,202)
  Net amortization and deferral           2,398           914      2,047
                                        --------       -------    -------
    Net periodic pension cost           $ 3,193         2,432      1,331
                                        ========       =======    =======
Defined contribution plan               $ 2,545         2,115      1,495
                                        ========       =======    =======

  Actuarial assumptions used in determining the net periodic pension costs and the funded status of the Pension Plan are as follows:

                                       January 31,   February 1,   January 27,
                                          1998          1997          1996
                                       -----------   -----------   -----------

Discount rate (beginning of year)          7.5%         8.8%          7.5%
Discount rate (end of year)                7.3%         7.5%          8.8%
Expected long-term rate of return on
  plan assets                              9.5%         9.5%          9.8%
Assumed rate of compensation increase      4.3%         4.3%          4.3%

        The following table sets forth the funded status of the Pension Plan and the pension liability recognized for the Pension Plan in the accompanying consolidated balance sheets:

                                                     January 31,    February 1,
                                                         1998           1997
                                                      -----------   -----------
Actuarial present value of benefit
  obligation:
  Vested benefits                                      $ (14,244)    (12,138)
  Nonvested benefits                                      (3,484)     (2,114)
                                                       ----------    --------
Accumulated benefit obligation                           (17,728)    (14,252)
Effect of projected future compensation increases        (13,006)     (7,126)
                                                       ----------    --------
Projected benefit obligation                             (30,734)    (21,378)
Plan assets at market value                               22,909      18,565
                                                       ----------    --------
Projected benefit obligation in excess of plan assets     (7,825)     (2,813)
Unrecognized net loss                                      3,490         100
Unrecognized net obligation remaining                        220         274
Unrecognized prior service cost                             (201)       (219)
                                                       ----------    --------
  Pension liability                                    $  (4,316)     (2,658)
                                                       ==========    ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


        In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees (the Plan). Only those employees receiving benefits or retired as of April 1, 1993 are eligible to participate in the Plan and receive these benefits. The Plan is unfunded. The following table sets forth the status of the Plan and the postretirement health care liability of the Plan, which is attributable solely to retirees, recognized in the accompanying consolidated balance sheets as of January 31, 1998 and February 1, 1997 using a discount rate of 7.3% and 7.5%, respectively.

                                                 January 31,       February 1,
                                                     1998             1997
                                                 ------------      -----------

Accumulated post retirement benefit obligation   $ (1,975)           (4,349)

Unrecognized (gain) loss                           (2,407)              137
                                                 ---------           --------
Postretirement health care liability             $ (4,382)           (4,212)
                                                 =========           ========

        The net periodic cost for the postretirement health care benefits under the Plan is related to interest costs of $315, $326 and $375 during fiscal 1997, 1996 and 1995, respectively. The unrecognized (gain) loss resulting from the impact of experience changes on current assumptions is recorded over the average remaining life expectancy of the Plan participants.

        The health care cost trend rate used to measure the expected cost of the Plan benefits is assumed to be 8.0% in 1998, declining at one-half percent decrements each year through 2004 to 5.0% in 2004 and each year thereafter. The health care cost trend assumption has a significant effect on the amounts reported. For example, a 1% increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately $198 as of January 31, 1998 and the net periodic cost by approximately $32 during fiscal 1997.

6. Income Taxes

        The Company files a consolidated federal return. Federal and state income tax provisions (benefits) for fiscal 1997, 1996 and 1995 are as follows:

Fiscal Year                     1997       1996        1995
-----------                     ----       ----        ----
Current:
  Federal                     $ 26,324    18,413      17,317
  State                          7,013     5,140       4,471
                              ---------   ------     -------
                                33,337    23,553      21,788
                              --------    ------     --------
Deferred:
  Federal                        9,575     5,300     (25,717)
  State                          2,023     1,304      (6,393)
                              --------    ------     --------
                                11,598     6,604     (32,110)
                              --------    ------     --------
    Total                     $ 44,935    30,157     (10,322)
                              ========    ======     ========

        A reconciliation between the provision (benefit) for income taxes and the expected provision (benefit) for income taxes at the federal statutory rate of 35% during fiscal 1997, 1996, and 1995,is as follows:

Fiscal Year                     1997       1996        1995
-----------                     ----       ----        ----
Expected provision (benefit)
  for income taxes at
  federal statutory rate      $ 38,361    28,484     (22,154)
Amortization of goodwill
  and trade names and
  write-down of goodwill         1,140     1,157      12,978

State income taxes, net of
  federal income tax benefit     5,873     3,341       2,906
Rehabilitation tax credit           --    (2,974)         --
Other, net                        (439)      149      (4,052)
                              --------    ------     --------
  Provision (benefit) for
    income taxes              $ 44,935    30,157     (10,322)
                              ========    ======     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


        The tax effects of temporary differences that give rise to significant components of the Company's deferred tax assets and liabilities as of January 31, 1998 and February 1, 1997 are as follows:

                                            January 31,       February 1,
                                                1998              1997
                                            ------------      ------------
Deferred tax liabilities:
  Operating expenses                        $ (10,103)           (6,910)
  Depreciation                                (16,359)           (7,979)
                                            ----------         ---------
    Total deferred tax liabilities            (26,462)          (14,889)
                                            ----------         ---------
Deferred tax assets:
  Inventory                                     6,604             4,828
  Lease transactions                           16,108            13,007
  Reversal of estimated accruals                5,418             5,701
  Restructuring charge                         21,825            26,599
  Insurance liability                           2,265             2,769
  Deferred income                               7,058             4,296
  Other                                           824             2,927
                                            ----------         ---------
   Total deferred tax assets                   60,102            60,127
                                            ----------         ---------
     Net deferred tax assets                $  33,640            45,238
                                            ==========         =========

7. Shareholders' Equity

        On September 22, 1997, the Company effected a two-for-one stock split in the form of a stock dividend. One additional share was issued for each share of common stock held by shareholders of record as of September 2, 1997. Share and per share amounts for all periods presented have been adjusted to reflect this split.

        On October 2, 1995, the Company completed a public offering of 5,000,000 shares of common stock (restated for the September 1997 two - for-one stock split) which generated proceeds of $88,725 after deducting underwriting discounts and commissions and expenses. The net proceeds were used for general corporate purposes, including the financing of capital expenditures and inventory purchases in connection with the accelerated expansion of the Barnes & Noble store operations.

8. Restructuring Charge

        From 1989 through 1995, the Company closed, on average, between 50 and 60 mall bookstores per year primarily due to increasing competition from superstores and declining mall traffic. During the fourth quarter of fiscal 1995, the Company accelerated its mall bookstore closing program with the aim of forming a core of more profitable B. Dalton stores, and provided for these closing costs and asset valuation adjustments through a non-cash restructuring charge, and early adoption of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and Assets to be Disposed of" (SFAS 121). In January 1996, the Company recorded a non-cash charge to operating earnings of $123,768 ($87,303 after tax or $1.32 per share) to reflect the aggregate impact of its restructuring plan and change in accounting policy. The charge to earnings included a $33,000 write-down of goodwill, and $45,862 related to the write-down of fixed assets and other long-term assets. The Company has substantially completed the store closing program.

        The following table sets forth the restructuring liability activity:

                       Balance      Fiscal     Balance    Fiscal     Balance
                       at Jan 27,    1996      at Feb 1,   1997     at Jan 31,
                        1996       Activity      1997     Activity    1998
                       ----------  ---------   ---------  --------  ----------
Provision for
  store closings        $  5,974     4,442       1,532      1,532         --
Lease termination costs   32,833     2,371      30,462      9,026     21,436
Other                      6,099     4,497       1,602      1,602         --
                        --------    ------      ------     -------   --------
  Total                 $ 44,906    11,310      33,596     12,160     21,436
                        ========    =======     =======    =======    =======

        The remaining liability, which primarily represents outstanding lease liabilities, is expected to be paid out over the next several years.

9. Stock Option Plans

        The Company currently has two incentive plans under which stock options have been or may be granted to officers, directors and key employees of the Company the 1991 Employee Incentive Plan (the 1991 Plan) and the 1996
Incentive Plan (the 1996 Plan). The options to purchase common shares generally are issued at fair market value on the date of the grant, begin vesting after one year in 33 1/3% or 25% increments per year, expire ten years from issuance and are conditioned upon continual employment during the vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


        The 1996 Plan and the 1991 Plan allow the Company to grant options to purchase up to 6,000,000 and 4,732,704 shares of common stock, respectively.

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

        Had compensation cost for the Company's stock option grants been determined based on the fair value at the stock option grant dates consistent with the method of SFAS 123, the Company's net earnings and diluted earnings per share for fiscal 1997, 1996 and 1995, would have been reduced by approximately $3,863 or $0.06 per share, $5,305 or $0.08 per share, and $1,448 or $0.02 per share, respectively.

        Because the application of the pro forma disclosure provisions of SFAS 123 are required only to be applied to grants of options made by the Company during fiscal 1995 and after, the above pro forma amounts may not be representative of the effects of applying SFAS 123 to future years.

        The weighted-average fair value of the options granted during fiscal 1997, 1996 and 1995 were estimated at $8.05, $4.66 and $5.99 respectively, using the Black-Scholes option-pricing model with the following assumptions: volatility of 28%, risk-free interest rate of 6.54% in fiscal 1997, 6.63% in fiscal 1996, and 6.59% in fiscal 1995, and an expected life of six years.

        A summary of the status of the Company's stock options is presented below:

                                                            Weighted-Average
(Thousands of shares)                             Shares     Exercise Price
---------------------                             ------    ----------------
Balance, January 28, 1995                          7,624          $ 8.73
  Granted                                          1,180           14.31
  Exercised                                         (750)           3.79
  Forfeited                                         (152)          13.11
Balance, January 27, 1996                          7,902            9.95
  Granted                                          1,856           14.63
  Exercised                                         (460)           4.95
  Forfeited                                         (156)          14.97
Balance, February 1, 1997                          9,142           11.07

  Granted                                          2,254           19.31
  Exercised                                       (1,546)           9.28
  Forfeited                                         (186)          16.25
                                                  -------
Balance, January 31, 1998                          9,664          $13.17
                                                  =======

        Options exercisable as of January 31, 1998, February 1, 1997 and January 27, 1996 were 6,558,000, 7,070,000 and 4,520,000, respectively. Options available for grant under the plans were 2,354,000, 4,422,000 and 121,000 at January 31, 1998, February 1, 1997 and January 27, 1996, respectively.

        The following table summarizes information as of January 31, 1998 concerning outstanding and exercisable options:


                                           Options Outstanding
                             ------------------------------------------------             Options Exercisable
                                                Weighted                              ----------------------------
                                                -Average            Weighted                            Weighted
               Range of        Number           Remaining           -Average             Number         -Average
               Exercise      Outstanding       Contractual          Exercise           Exercisable       Exercise
                Prices         (000Os)             Life              Price               (000Os)          Price
              ---------      ------------     ------------         ----------         ------------      ----------
           $ 3.21 - $ 3.77      1,117             4.90               $ 3.57               1,117           $ 3.57
           $10.00 - $15.00      5,735             6.04               $12.19               5,257           $12.03
           $17.13 - $23.00      2,700             9.06               $18.53                 184           $17.44
           $27.00 - $32.06        112             9.86               $30.10                  --           $   --
                               -------                                                   ------           -------
           $ 3.21 - $32.06      9,664             6.80               $13.17               6,558           $10.74
                               =======                                                   ======



10. Leases

        The Company leases retail stores, warehouse facilities, office space and equipment. Substantially all of the retail stores are leased under noncancelable agreements which expire at various dates through 2020 with various renewal options for additional

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay all insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

        Rental expense under operating leases are as follows:

Fiscal Year             1997        1996          1995
------------            ----        ----          ----
Minimum rentals      $ 253,472     222,700       179,941
Percentage rentals       3,216       2,750         2,532
                     ---------    --------      --------
                     $ 256,688     225,450       182,473
                     =========    ========      =========

        Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of January 31, 1998 are:

           Fiscal Year
           -----------
              1998             $   256,588
              1999                 250,230
              2000                 240,798
              2001                 235,819
              2002                 222,158
              After 2002         1,471,425
                               -----------
                               $ 2,677,018
                               ===========

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

12. Certain Relationships and Related Transactions

        The Company leases space for its executive offices in properties in which a principal shareholder/director/executive officer of the Company has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $1,309, $1,307 and $1,376 in fiscal years 1997, 1996 and 1995, respectively.


        Marboro Books Corp., the Company's mail-order subsidiary, leases a 76,000 square foot office/warehouse from a partnership in which a principal shareholder/director/executive officer of the Company has a 50% interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid $743, $665 and $664 in fiscal years 1997, 1996 and 1995, respectively.

        The Company is provided with certain package shipping services by the LTA Group, Inc. (LTA), a company in which the brother of a principal shareholder/director/executive officer of the Company acquired a 20% interest during fiscal 1996. The Company paid LTA $11,528 and $9,100 for such services during fiscal years 1997 and 1996, respectively.

        The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by a principal shareholder/director/executive officer of the Company, subleases space for its executive offices. Occupancy costs allocated by the Company to B&N College for this space totaled $634 and $544 for the fiscal years ended January 31, 1998 and February 1, 1997, respectively. In connection with the space, the Company reimbursed B&N College during fiscal 1997, for a landmark tax credit totaling $726.

        B&N College also allocated certain expenses it incurred on behalf of the Company for salaries, employee benefit plan expenses and office support services. These charges are included in selling and administrative expenses in the accompanying consolidated statements of operations and approximated $75, $115, and $1,219 for fiscal 1997, 1996 and 1995, respectively. The Company charged B&N College $473 during fiscal 1997 for capital expenditures, business insurance and other operating costs incurred on their behalf.

        The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company's usage. Such costs, which include fuel, insurance, personnel and other costs, approximate $1,910, $1,685 and $1,298 during fiscal 1997, 1996 and 1995, respectively, and are included in the accompanying consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


        On November 27, 1996, Babbage's Etc., LLC (Babbage's), a company owned by a principal shareholder/director/executive officer of the Company, acquired substantially all of the assets of Software Etc. Stores, Inc. (Software), a company (formerly a division of the Company) in which two principal shareholder-directors had an ownership interest, and assumed the operations of 14 retail software departments located within Barnes & Noble stores. As of January 31, 1998, there are 13 of these departments remaining. The Company pays all rent related to these properties for which it receives a license fee from Babbage's equal to 7.0% of the gross sales of such departments. The Company also provides real estate and construction services to Babbage's and purchases business insurance on its behalf for which the Company is reimbursed for its incremental costs to provide such services. The Company charged Software and Babbage's, on a combined basis, $1,430, $1,282 and $4,992 during fiscal 1997, 1996, and 1995, respectively, for such services, license fees, rent, operating costs, insurance costs and benefit coverage. Babbage's also purchases merchandise from the Company at prices equal to the Company's cost to obtain and ship the merchandise.

13. Selected Quarterly Financial Information (Unaudited)

        A summary of quarterly financial information for each of the last two fiscal years is as follows:


      Fiscal 1997 Quarter End                                                                                       Total Fiscal
      On or About                                       April 1997    July 1997     October 1997    January 1998      year 1997
      -----------------------                           ----------    ---------     ------------    ------------    ------------
     Revenues                                           $ 595,731      617,748        614,831          968,542        2,796,852
     Operating profit                                       3,102        7,441         10,001          126,725          147,269
       Earnings (loss) before extraordinary charge         (3,861)      (1,366)            65           69,830           64,668
       Net earnings (loss)                                 (3,861)      (1,366)            65           58,331           53,169
     Basic earnings per common share
       Earnings (loss) before extraordinary charge          (0.06)       (0.02)          0.00             1.03             0.96
       Net earnings (loss)                                  (0.06)       (0.02)          0.00             0.86             0.79
     Diluted earnings per common share
       Earnings (loss) before extraordinary charge          (0.06)       (0.02)          0.00             0.98             0.93
       Net earnings (loss)                                  (0.06)       (0.02)          0.00             0.81             0.76



      Fiscal 1996 Quarter End                                                                                         Total Fiscal
      On or About                                       April 1996    July 1996     October 1996    January 1997(1)   year 1996(2)
      -----------------------                           ----------    ---------     ------------    ---------------   ------------
      Revenues                                          $ 508,755      524,321         532,563          882,485         2,448,124
      Operating profit (loss)                                (141)       5,622           4,578          109,609           119,668
      Net earnings (loss)                                  (5,393)      (2,721)         (2,622)          61,961            51,225
      Basic earnings (loss) per common share                (0.08)       (0.04)          (0.04)            0.93              0.77
      Diluted earnings (loss) per common share              (0.08)       (0.04)          (0.04)            1.91              0.75


(1) The fourth quarter of 1996 includes 14 weeks.
(2) Fiscal 1996 includes 53 weeks.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
Barnes & Noble, Inc.

        We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the fiscal years ended January
31, 1998, February 1, 1997, and January 27, 1996, respectively. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and its subsidiaries as of January 31, 1998 and February 1, 1997 and the results of their operations and their cash flows for the fiscal years ended January 31, 1998, February 1, 1997 and January 27, 1996, in conformity with generally accepted accounting principles.


New York, New York
March 10, 1998



Sd/-

BDO Seidman, LLP