Form 10-K, Exhibit 13
period 1999-01-30
BARNES & NOBLE INC
filed 1999-04-30
CIK 890491

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of Barnes & Noble, Inc. and its wholly owned subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended January 30, 1999 (fiscal 1998), the 52 weeks ended January 31, 1998 (fiscal 1997) and the 53 weeks ended February 1, 1997 (fiscal 1996) and the Balance Sheet Data as of January 30, 1999 and January 31, 1998 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended January 27, 1996 (fiscal 1995) and January 28, 1995 (fiscal 1994) and the Balance Sheet Data as of February 1, 1997, January 27, 1996 and January 28, 1995 are derived from audited consolidated financial statements not included in this report. Certain prior-period amounts have been reclassified for comparative purposes.

SELECTED CONSOLIDATED FINANCIAL DATA CONTINUED


Fiscal Year                                            1998            1997             1996            1995            1994
(In thousands of dollars, except per share data)
--------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:

Sales
     Barnes & Noble stores                          $  2,515,352       2,245,531       1,861,177       1,349,830         952,697
     B. Dalton stores                                    468,414         509,389         564,926         603,204         646,876
     barnesandnoble.com                                      --           14,601            --              --              --
     Other                                                21,842          27,331          22,021          23,866          23,158
                                                    ------------    ------------    ------------    ------------    ------------

       Total sales                                     3,005,608       2,796,852       2,448,124       1,976,900       1,622,731
Cost of sales and occupancy                            2,142,717       2,019,291       1,785,392       1,444,555       1,192,123
                                                    ------------    ------------    ------------    ------------    ------------

     Gross profit                                        862,891         777,561         662,732         532,345         430,608
Selling and administrative expenses                      577,195         540,423         465,687         383,692         316,457
Depreciation and amortization                             88,345          76,951          59,806          47,881          36,617
Pre-opening expenses                                       8,795          12,918          17,571          12,160           9,021
Restructuring charge(1)                                     --              --              --           123,768            --
                                                    ------------    ------------    ------------    ------------    ------------

     Operating profit (loss)                             188,556         147,269         119,668         (35,156)         68,513
Interest expense, net and amortization of
     deferred financing fees(2)                          (24,412)        (37,666)        (38,286)        (28,142)        (22,955)
Equity in net loss of barnesandnoble.com llc(3)          (71,334)           --              --              --              --
Gain on formation of barnesandnoble.com llc(4)            63,759            --              --              --              --
                                                    ------------    ------------    ------------    ------------    ------------

     Earnings (loss) before provision (benefit)
       for income taxes and extraordinary charge         156,569         109,603          81,382         (63,298)         45,558
Provision (benefit) for income taxes                      64,193          44,935          30,157         (10,322)         20,085
                                                    ------------    ------------    ------------    ------------    ------------

     Earnings (loss) before extraordinary charge          92,376          64,668          51,225         (52,976)         25,473
Extraordinary charge(5)                                     --            11,499            --              --              --
                                                    ------------    ------------    ------------    ------------    ------------

     Net earnings (loss)                            $     92,376          53,169          51,225         (52,976)         25,473
                                                    ============    ============    ============    ============    ============

Earnings (loss) per common share
     Basic
       Earnings (loss) before extraordinary charge  $       1.35            0.96            0.77           (0.85)           0.42
       Extraordinary charge                         $       --              0.17            --              --              --
       Net earnings (loss)                          $       1.35            0.79            0.77           (0.85)           0.42
     Diluted
       Earnings (loss) before extraordinary charge  $       1.29            0.93            0.75           (0.85)           0.41
       Extraordinary charge                         $       --              0.17            --              --              --
       Net earnings (loss)                          $       1.29            0.76            0.75           (0.85)           0.41
     Weighted average common
       shares outstanding
         Basic                                        68,435,000      67,237,000      66,103,000      62,434,000      59,970,000
         Diluted                                      71,677,000      69,836,000      67,886,000      62,434,000      61,560,000

OTHER OPERATING DATA:

Number of Stores
     Barnes & Noble stores(6)                                520             483             431             358             268
     B. Dalton stores(7)                                     489             528             577             639             698
                                                    ------------    ------------    ------------    ------------    ------------


       Total                                               1,009           1,011           1,008             997             966
                                                    ============    ============    ============    ============    ============

Comparable store sales increase (decrease)(8)
     Barnes & Noble stores                                   5.0%            9.4%            7.3%            6.9%           12.6%
     B. Dalton stores                                       (1.4)           (1.1)           (1.0)           (4.3)           (2.3)

Capital Expenditures                                $    141,388         121,903         171,885         154,913          88,763

BALANCE SHEET DATA:

Working capital                                     $    315,989         264,719         212,692         226,500         155,976
Total assets                                        $  1,807,597       1,591,171       1,446,647       1,315,342       1,026,418
Long-term debt, less current portions               $    249,100         284,800         290,000         262,400         190,000
Shareholders' equity                                $    678,789         531,755         455,989         400,235         358,173
--------------------------------------------------------------------------------------------------------------------------------

 SELECTED CONSOLIDATED FINANCIAL DATA CONTINUED


(In thousands of dollars)



(1) Restructuring charge includes restructuring and asset impairment losses recognized upon adoption of Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets and Assets to be Disposed Of."

(2) Interest expense for fiscal 1998, 1997, 1996, 1995 and 1994 is net of interest income of $976, $446, $2,288, $2,138 and $3,008, respectively.

(3) On November 12, 1998, the Company and Bertelsmann AG (Bertelsmann) completed the formation of a limited liability company to operate the online retail bookselling operations of the Company's wholly owned subsidiary, barnesandnoble.com inc. barnesandnoble.com inc. began operations in fiscal 1997. As a result of the formation of barnesandnoble.com llc (barnesandnoble.com), the Company began accounting for its interest in barnesandnoble.com under the equity method of accounting as of the beginning of fiscal 1998. Fiscal 1998 reflects a one-hundred percent equity interest in barnesandnoble.com for the first three quarters ended October 31, 1998 (also the effective date of the limited liability company agreement), and a fifty percent equity interest beginning on November 1, 1998 through the end of the fiscal year. Had the Company reported the results of barnesandnoble.com inc. under the equity method of accounting during fiscal 1997, its fiscal 1997 equity in the net loss of barnesandnoble.com inc. would have been $15,395.

(4) As a result of the formation of the limited liability company, the Company has recognized a pre-tax gain during fiscal 1998 in the amount of $126,435, of which $63,759 has been recognized in earnings based on the $75,000 received directly from Bertelsmann and $62,676 ($36,351 after taxes) has been reflected in additional paid-in capital based on the Company's share of the incremental equity of the joint venture resulting from the $150,000 Bertelsmann contribution.

(5) Reflects a net extraordinary charge during fiscal 1997 due to the early extinguishment of debt, consisting of: (i) a pre-tax charge of $11,281 associated with the redemption premium on the Company's senior subordinated notes; (ii) the associated write-off of $8,209 of unamortized deferred finance costs; and (iii) the related tax benefits of $7,991 on the extraordinary charge.

(6)  Also includes 15 Bookstop and 25 Bookstar stores as of January 30, 1999.

(7) Also includes 15 Doubleday Book Shops, eight Scribner's Bookstores and seven smaller format bookstores operated under the Barnes & Noble trade name representing the Company's original retail strategy as of January 30, 1999.

(8) Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open for 12 months for
     B. Dalton stores and 15 months for Barnes & Noble stores (due to the high sales volume associated with grand openings). Comparable store sales for fiscal years 1998, 1997 and 1996 include relocated Barnes & Noble stores and exclude B. Dalton stores which the Company has closed or has a formal plan to close.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, "fiscal 1998" represents the 52 weeks ended January 30, 1999, "fiscal 1997" represents the 52 weeks ended January 31, 1998 and "fiscal 1996" represents the 53 weeks ended February 1, 1997.

General

     Barnes & Noble, Inc. (Barnes & Noble or the Company), the world's largest bookseller*, as of January 30, 1999 operates 1,009 bookstores. Of these 1,009 stores, 520 operate under the Barnes & Noble Booksellers, Bookstop and Bookstar trade names, (50 of which were opened in fiscal 1998), and 489 operate under the
B. Dalton Bookseller, Doubleday Book Shops and Scribner's Bookstore trade names. Through its fifty percent interest in barnesandnoble.com llc (barnesandnoble.com), the Company is also the world's largest bookseller on the World Wide Web (http://www.barnesandnoble.com) and the exclusive bookseller on America Online (keyword: bn). Barnes & Noble publishes books under its own imprint for exclusive sale through its retail stores, mail-order catalogs and barnesandnoble.com. The Company employed approximately 29,000 full- and part-time booksellers and created nearly 2,000 new jobs nationwide during fiscal 1998 primarily due to its Barnes & Noble store expansion.

     Barnes & Noble is the largest operator of book "super" stores in the United States* with 520 Barnes & Noble stores located in 49 states and the District of Columbia as of January 30, 1999. With more than 30 years of bookselling experience, management has a strong sense of customers' changing needs and the Company leads book retailing with a "community store" concept. Barnes & Noble's typical store offers a comprehensive title base, a cafe, a children's section, a music department and a calendar of ongoing events, including author appearances and children's activities, that make each Barnes & Noble store an active part of its community.

     Barnes & Noble stores range in size from 10,000 to 60,000 square feet depending upon market size, and each store features a comprehensive selection of books, ranging from 60,000 to 175,000 titles. The title selection is diverse and reflects local interests. In addition, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers represent only 3% of Barnes & Noble store sales. Complementing this extensive on-site selection, all Barnes & Noble stores provide customers with access to the millions of books available to online shoppers while offering an option to have the book sent to the store or shipped directly to the customer. During fiscal 1999 the Company expects to complete installation of BookMaster, the Company's new in-store operating system, in all Barnes & Noble stores. BookMaster enhances our existing merchandise replenishment systems, resulting in higher in-stock positions and better productivity at the store level through efficiencies in receiving, cashiering and returns processing.

     Barnes & Noble stores opened during fiscal 1998 added 1.3 million square feet to the Barnes & Noble base, bringing the total square footage to 11.9 million square feet, a 10% increase over the prior year. Barnes & Noble stores contributed more than 84% of the Company's total sales in fiscal 1998. The Company plans to open approximately 50 Barnes & Noble stores in 1999 which are expected to average 26,000 square feet in size.

     At the end of fiscal 1998, the Company operated 489 B. Dalton stores in 45 states and the District of Columbia. B. Dalton stores employ merchandising strategies that target the "middle-American" consumer book market, offering a wide range of bestsellers and general-interest titles. Most B. Dalton stores range in size from 2,800 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of superstores in nearby locations continues to have a significant impact on B. Dalton stores.

     The Company is continuing to execute its strategy to maximize returns from its B. Dalton division in response to declining sales attributable to superstore competition and weaker overall consumer traffic in shopping malls. Part of the Company's strategy has been to close underperforming stores, which has resulted in the closing of, on average, between 40 and 60 B. Dalton stores per year since 1989.

     barnesandnoble.com, a limited liability company created in November 1998 (as discussed more fully below) was formed by combining the online bookselling operations of the Company with funds contributed by the international media company Bertelsmann AG (Bertelsmann), one of the largest integrated media companies in the world. barnesandnoble.com has the world's largest selection of books* -- more than eight million in-print and out-of-print books. In less than two years of operations, it has become the fourth most-trafficked e-commerce site and among the top 25 largest overall sites on the Internet, as of December 1998, according to Media Metrix. barnesandnoble.com has access to the largest standing inventory of any online bookseller with more than 750,000 titles ready for immediate delivery. The site's database features more than six and one half million out-of-print and rare books, as well as the largest online selection of bargain books discounted up to 90 percent. During 1998, many major enhancements were introduced, including one-click ordering, a powerful and user friendly search engine, email book reviews and product-notification services, Software and Magazine stores, a Gift Center and Bargain Book store and online gift certificates. Also during 1998, the site began to add music and video to its product offerings, as well as an out-of-print book service. barnesandnoble.com is the exclusive bookseller to America Online (AOL)'s more than 16 million subscribers. The Company's affiliate network pays the highest commissions with the best linking and best reporting

--------
(*)  Based upon information reported in trade publications and public filings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

tools, including daily updated sales information, and is the leader in business-to-business e-commerce with its unique Business Solutions program.

     The Company further differentiates its product offerings from those of its competitors by publishing books under its own Barnes & Noble Books imprint for exclusive sale in its retail stores, direct-mail catalogs and through barnesandnoble.com. With publishing and distribution rights to over 2,000 titles, Barnes & Noble Books offers customers high-quality books at exceptional values, while generating attractive gross margins.

     The Company also maintains an investment in Chapters Inc., an Ontario company which is publicly traded on the Toronto Stock Exchange. Chapters is the largest book retailer in Canada and the third largest in North America*, operating 327 bookstores, including 52 superstores, as of the end of fiscal 1998.

Results of Operations

     The Company's sales, operating profit, comparable store sales, store openings, store closings, number of stores open and square feet of selling space at year end are set forth below:


Fiscal Year                                                     1998               1997               1996
(In thousands of dollars)
-------------------------------------------------------------------------------------------------------------
Sales(1)                                                    $ 3,005,608          2,796,852          2,448,124
Operating Profit(1)                                         $   188,556            147,269            119,668
Comparable Store Sales Increase (Decrease)(2)
Barnes & Noble stores                                               5.0%               9.4%               7.3%
B. Dalton stores                                                   (1.4)              (1.1)              (1.0)
                                                            ===========        ===========        ===========
Stores Opened
Barnes & Noble stores                                                50                 65                 91
B. Dalton stores                                                      4                  4                 10
                                                            -----------        -----------        -----------

     Total                                                           54                 69                101
                                                            ===========        ===========        ===========

Stores Closed
Barnes & Noble stores                                                13                 13                 18
B. Dalton stores                                                     43                 53                 72
                                                            -----------        -----------        -----------

     Total                                                           56                 66                 90
                                                            ===========        ===========        ===========

Number of Stores Open at Year End
Barnes & Noble stores                                               520                483                431
B. Dalton stores                                                    489                528                577
                                                            -----------        -----------        -----------

     Total                                                        1,009              1,011              1,008
                                                            ===========        ===========        ===========

Square Feet of Selling Space at Year End (In millions)
Barnes & Noble stores                                              11.9               10.8                9.3
B. Dalton stores                                                    1.9                2.0                2.2
                                                            -----------        -----------        -----------

     Total                                                         13.8               12.8               11.5
                                                            ===========        ===========        ===========
-------------------------------------------------------------------------------------------------------------

(1) Included in fiscal 1997 are sales and operating losses associated with barnesandnoble.com of $14,601 and ($15,395), respectively. Beginning in fiscal 1998 the Company's Consolidated Statement of Operations presents its equity in the results of operations of barnesandnoble.com as a single line item below operating profit in accordance with the equity method of accounting. The Company's equity in the net loss of barnesandnoble.com for fiscal 1998 was ($71,334).

(2) Comparable store sales for B. Dalton stores are determined using stores open at least 12 months. Comparable store sales for Barnes & Noble stores are determined using stores open at least 15 months, due to the high sales volume associated with grand openings. Comparable store sales increase (decrease) is computed on a 52-week basis for fiscal 1996.



--------------------------------------------------------------------------------
* Based upon information reported in trade publications and public filings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED


     The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year                                                              1998         1997         1996
--------------------------------------------------------------------------------------------------------
Sales                                                                    100.0%       100.0%       100.0%
Cost of sales and occupancy                                               71.3         72.2         72.9
                                                                       -------      -------      -------

     Gross margin                                                         28.7         27.8         27.1
Selling and administrative expenses                                       19.2         19.3         19.0
Depreciation and amortization                                              2.9          2.8          2.5
Pre-opening expenses                                                       0.3          0.4          0.7
                                                                       -------      -------      -------

     Operating margin(1)                                                   6.3          5.3          4.9
Interest expense, net and amortization of deferred financing fees         (0.8)        (1.4)        (1.6)
Equity in net loss of barnesandnoble.com llc                              (2.4)        --           --
Gain on formation of barnesandnoble.com llc                                2.1         --           --
                                                                       -------      -------      -------

     Earnings before provision for income taxes
       and extraordinary charge(1)                                         5.2          3.9          3.3
Provision for income taxes(1)                                              2.1          1.6          1.2
                                                                       -------      -------      -------

     Earnings before extraordinary charge(1)                               3.1          2.3          2.1
Extraordinary charge, net                                                 --            0.4         --
                                                                       -------      -------      -------

Net earnings                                                               3.1%         1.9%         2.1%
                                                                       =======      =======      =======
--------------------------------------------------------------------------------------------------------

(1) If operating margin, earnings before provision for income taxes and extraordinary charge, provision for income taxes and earnings before extraordinary charge were presented without barnesandnoble.com during fiscal 1997, the percentage relationship that these items would bear to total sales of the Company would be 5.8%, 4.5%, 1.8% and 2.7%

52 Weeks Ended January 30, 1999 Compared with
52 Weeks Ended January 31, 1998

Sales

     The Company's sales increased 7.5% during fiscal 1998 to $3.006 billion from $2.797 billion during fiscal 1997. Fiscal 1998 sales from Barnes & Noble stores, which contributed 83.7% of total sales, increased 12.0% to $2.515 billion from $2.246 billion in fiscal 1997.

     The increase in sales was primarily due to the 5.0% increase in Barnes & Noble comparable store sales and the opening of an additional 50 Barnes & Noble stores during 1998. This increase was slightly offset by declining sales of B. Dalton, due to 43 store closings and a comparable store sales decline of 1.4%. In addition, fiscal 1997 includes barnesandnoble.com sales of $14.6 million whereas fiscal 1998 does not include sales for barnes-andnoble.com due to the conversion to the equity method of accounting as of the beginning of the year. Excluding barnesandnoble.com sales in fiscal 1997, retail sales increased 8.0% during fiscal 1998.

Cost of Sales and Occupancy

     The Company's cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues, lease-required advertising and adjustments for LIFO.

     Cost of sales and occupancy increased to $2.143 billion in fiscal 1998 from $2.019 billion in fiscal 1997. The Company's gross margin rate increased to 28.7% in fiscal 1998 from 27.8% in fiscal 1997. Excluding barnesandnoble.com in fiscal 1997 the retail gross margin rate was 27.9%. The current year improvement in gross margin reflects more direct buying, increased distribution center efficiencies, better shrinkage control, and a more-favorable merchandise mix.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

Selling and Administrative Expenses

     Selling and administrative expenses increased $36.8 million, or 6.8% to $577.2 million in fiscal 1998 from $540.4 million in fiscal 1997. Selling and administrative expenses decreased slightly to 19.2% of sales during fiscal 1998 from 19.3% during fiscal 1997 primarily as a result of the start-up expenses from barnesandnoble.com included in the fiscal 1997 results. Excluding barnesandnoble.com, retail selling and administrative expenses would have been 18.9% of sales in fiscal 1997 and total retail selling and administrative expenses would have increased 9.9% in fiscal 1998. The current year increase in retail selling and administrative expenses reflects the opening of an additional 50 Barnes & Noble stores, the full year implementation of a new wage plan, and expenses associated with new store system enhancements.

Depreciation and Amortization

     Depreciation and amortization increased $11.3 million, or 14.8%, to $88.3 million in fiscal 1998 from $77.0 million in fiscal 1997. The increase was primarily the result of the new Barnes & Noble stores opened during fiscal 1998 and fiscal 1997, as well as new store system enhancements made during fiscal 1998.

Pre-Opening Expenses

     Pre-opening expenses declined in fiscal 1998 to $8.8 million from $12.9 million in fiscal 1997 reflecting fewer new stores compared with prior years.

Operating Profit

     Operating profit increased to $188.6 million in fiscal 1998 from $147.3 million in fiscal 1997. Excluding the $15.4 million operating loss for barnesandnoble.com included in fiscal 1997, retail operating margin improved to 6.3% of sales during fiscal 1998 from 5.8% of sales in fiscal 1997.

Interest Expense, Net and Amortization
of Deferred Financing Fees

     Interest expense, net of interest income, and amortization of deferred financing fees decreased 35.2% or $13.3 million in fiscal 1998 to $24.4 million from $37.7 million in fiscal 1997. The decline was the result of the retirement of $190 million in 11-7/8% senior subordinated notes on January 15, 1998 as well as the more-favorable rate environment and lower spreads over the London Interbank Offer Rate (LIBOR) in effect since the November 1997 refinancing.

Equity in Net Loss of barnesandnoble.com llc

     As a result of the formation of the limited liability company with Bertelsmann, the Company began accounting for its interest in barnesandnoble.com under the equity method of accounting as of the beginning of fiscal 1998. The Company's equity in the net loss of barnesandnoble.com for fiscal 1998 was $71.3 million. This reflects a one-hundred percent equity interest for the first three quarters ended October 31, 1998 (also the effective date of the limited liability company agreement), and a fifty percent equity interest beginning on November 1, 1998 through the end of the fiscal year. Had the Company reported the results of barnesandnoble.com under the equity method of accounting during fiscal 1997, its fiscal 1997 equity in the net loss of barnesandnoble.com would have been $15.4 million.

Gain on Formation of barnesandnoble.com llc

     As a result of the formation of the limited liability company, resulting in the receipt of $75 million by the Company from Bertelsmann, a gain was recorded in fiscal 1998 in the amount of $63.8 million. The gain represents the excess of the amount received over the portion of the net assets of barnesandnoble.com sold by the Company to Bertelsmann.

Provision for Income Taxes

     Barnes & Noble's effective tax rate was 41.0% during both fiscal 1998 and fiscal 1997.

Earnings

     Fiscal 1998 earnings before extraordinary charge increased $27.7 million, or 42.8%, to $92.4 million (or $1.29 per diluted share) from $64.7 million (or $0.93 per diluted share) during fiscal 1997. Before the effect of barnesandnoble.com, retail earnings before extraordinary charge increased $23.0 million, or 31.3% to $96.8 million (or $1.35 per diluted share) from $73.8 million (or $1.06 per diluted share).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED


52 Weeks Ended January 31, 1998 Compared with 53 Weeks Ended February 1, 1997

Sales

     The Company's sales increased 14.2% during fiscal 1997 to $2.797 billion from $2.448 billion during fiscal 1996. Fiscal 1996 includes 53 weeks; excluding the impact of the 53rd week, sales increased 16.0%. Fiscal 1997 sales from Barnes & Noble stores, which contributed 80.3% of total sales, increased 20.7% to $2.246 billion from $1.861 billion in fiscal 1996.

     The increase in sales was primarily due to the 9.4% increase in Barnes & Noble comparable store sales and the opening of an additional 65 Barnes & Noble stores during 1997. This increase was slightly offset by declining sales of B. Dalton stores which closed 53 stores and posted a comparable store sales decline of 1.1%. The inclusion of barnesandnoble.com as a consolidated wholly owned subsidiary also contributed to the increase in sales, posting $14.6 million of sales during its first year of operations.

Cost of Sales and Occupancy

     The Company's cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues, lease-required advertising and adjustments for LIFO.

     Cost of sales and occupancy increased 13.1% during fiscal 1997 to $2.019 billion from $1.785 billion in fiscal 1996. The Company's gross margin rate increased to 27.8% in fiscal 1997 from 27.1% in fiscal 1996. The gross margin expansion reflects more direct buying, reduced costs of shipping and handling, and improvements in merchandise mix.

Selling and Administrative Expenses

     Selling and administrative expenses increased $74.7 million, or 16.0% to $540.4 million in fiscal 1997 from $465.7 million in fiscal 1996. Selling and administrative expenses increased to 19.3% of sales during fiscal 1997 from 19.0% during fiscal 1996 primarily as a result of the start-up expenses from barnesandnoble.com. Excluding barnesandnoble.com, selling and administrative expenses would have declined to 18.9% of sales, reflecting operating leverage improvement.

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

Operating Profit

     Operating profit increased to $147.3 million in fiscal 1997 from $119.7 million in fiscal 1996. Despite the $15.4 million operating loss from barnesandnoble.com, operating margin improved to 5.3% of sales during fiscal 1997 from 4.9% of sales during fiscal 1996. Excluding barnesandnoble.com, retail operating margin improved to 5.8% of sales.

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

Extraordinary Charge

     As a result of obtaining a new senior credit facility during fiscal 1997, the Company called its outstanding $190 million, 11-7/8% senior subordinated notes on January 15, 1998, at a call premium of 5.9375%. The extraordinary charge reflects (on an after-tax basis) such call premium along with the write-off of related deferred financing fees.

Earnings

     Fiscal 1997 earnings before extraordinary charge increased $13.4 million, or 26.2%, to $64.7 million (or $0.93 per diluted share) from $51.2 million (or $0.75 per diluted share) during fiscal 1996. The extraordinary charge in fiscal 1997 of $11.5 million equated to $0.17 per diluted share resulting in net earnings during fiscal 1997 of $53.2 million (or $0.76 per diluted share).

     All fiscal 1997 and 1996 share and per-share amounts contained in this annual report have been restated to reflect a two-for-one split of the Company's common stock in September of 1997, and the adoption of Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). Implementation of SFAS 128 did not have a material effect on the Company's diluted earnings per share. SFAS 128 requires the disclosure of basic earnings per share in addition to diluted earnings per share.

Seasonality

     The Company's business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the quarter which includes the Christmas selling season. The growth in Barnes & Noble stores continues to reduce such seasonal fluctuation. The Company has now reported operating profit for eleven consecutive quarters.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED

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

     Cash Flow Cash flows provided from operating activities were $181.1 million, $169.2 million and $119.5 million during fiscal 1998, 1997 and 1996, respectively. Fiscal 1997 cash flows from operating activities without barnesandnoble.com were $181.9 million. The slight decrease in retail operating cash flows in fiscal 1998 was due to a strategic increase in the distribution center standing inventory, the implementation of a new wage plan in fiscal 1998 and increased operating expenses associated with implementing the Company's new store system enhancements. In fiscal 1997, the improvement in cash flows was primarily due to the improvement in net earnings.

     Earnings before interest, taxes, depreciation and amortization (EBITDA) increased $52.7 million or 23.5% to $276.9 million in fiscal 1998 from $224.2 million in fiscal 1997. Without barnesandnoble.com fiscal 1997 EBITDA was $236.9 million resulting in a retail increase in EBITDA in fiscal 1998 of 16.9%. In addition, total debt to retail EBITDA decreased from 1.20 times in fiscal 1997 to .90 times in fiscal 1998. This significant improvement in EBITDA is the result of the continued maturation of the Barnes & Noble stores. The weighted-average age per square foot of the Company's 520 Barnes & Noble stores was 3.3 years as of January 30, 1999 and is expected to increase to approximately 3.9 years by January 29, 2000. As the relatively young Barnes & Noble stores mature, and as the number of new stores opened during the fiscal year decreases as a percentage of the existing store base, the increasing operating profits of Barnes & Noble stores are expected to generate a greater portion of cash flows required for working capital, including new store inventories as well as capital expenditures and other initiatives. Additionally, due to the formation of the joint venture with Bertelsmann as discussed below, retail cash flows are now fully available to support the Company's working capital requirements.

     Capital Structure Continued strong cash flows from operations and a continued emphasis on working capital management, once again strengthened the Company's balance sheet in fiscal 1998. Including the effect of the Bertelsmann contribution to barnesandnoble.com (as discussed more fully below), shareholders' equity increased 27.7% to $678.8 million as of January 30, 1999, from $531.8 million as of January 31, 1998, and increased 20.8% as of January 30, 1999 before the Bertelsmann contribution. Return on average equity increased to 15.3% in fiscal 1998 from 13.1% during fiscal 1997.

     The Company has an $850 million senior credit facility (the Facility), obtained in November 1997, with a syndicate led by The Chase Manhattan Bank. The Facility is structured as a five-year revolving credit. The Facility permits borrowings at various interest rate options based on the prime rate or LIBOR depending upon certain financial tests. In addition, the agreement requires the Company to pay a commitment fee up to 0.25% of the unused portion depending upon certain financial tests. The Facility contains covenants, limitations and events of default typical of credit facilities of this size and nature.

     The amount outstanding under the Facility has been classified as long-term debt in the accompanying consolidated balance sheets due to both its terms and the Company's intent and ability to maintain principal amounts outstanding through November 2002.

     Borrowings under the Company's senior credit facilities averaged $380.3 million, $184.5 million and $186.6 million and peaked at $535.0 million, $304.9 million and $292.8 million during fiscal 1998, 1997 and 1996, respectively. The increase in average and peak borrowings in fiscal 1998 is primarily the result of utilizing the Facility to retire $190 million in 11-7/8% senior subordinated notes on January 15, 1998 as well as the Company's funding of the operations of barnesandnoble.com. As a result of this retirement and the more favorable rates contained in the current facility as compared with the facility existing until November 1997, interest expense decreased 35% from $37.7 million to $24.4 million. The ratio of debt to equity improved significantly to 0.37:1.00 as of January 30, 1999 from 0.54:1.00 as of January 31, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED


     Capital Investment Capital expenditures totaled $141.4 million, $121.9 million and $171.9 million during fiscal 1998, 1997 and 1996, respectively. Capital expenditures in fiscal 1999, primarily for the opening of approximately 50 new Barnes & Noble stores as well as computer hardware and software associated with the Company's new store point-of-sale system, are expected to be between $100 million and $120 million, although commitment to such expenditures has not yet been made.

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

     At the Company's Annual Meeting of Stockholders held on June 3, 1998, the Company's shareholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of shares of Common Stock, par value $.001 per share, that the Company is authorized to issue, from 100,000,000 to 300,000,000.

     On July 10, 1998, the Board of Directors of the Company declared a dividend of one Preferred Share Purchase Right (a Right) for each outstanding share of the Company's common stock (Common Stock). The distribution of the Rights was automatically made on July 21, 1998 to stockholders of record on that date. Each Right entitles the holder to purchase from the Company one four-hundredth of a share of a new series of preferred stock, designated as Series H Preferred Stock, par value $.001 per share (the Preferred Stock), at a price of $225 per one four-hundredth of a share. For a discussion of the terms of such preferred stock see Note 8 of Notes to Consolidated Financial Statements. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's outstanding Common Stock or announces a tender offer or exchange offer, the consummation of which would result in such person or group owning 15% or more of the Company's outstanding Common Stock. For a further discussion of the terms of the Rights see Note 8 of Notes to Consolidated Financial Statements.

Formation of barnesandnoble.com llc
--------------------------------------------------------------------------------
     On November 12, 1998, the Company and Bertelsmann completed the formation of a joint venture to operate the online retail bookselling operations of the Company's wholly owned subsidiary, barnesandnoble.com inc. The new entity is structured as a limited liability company under the name barnesandnoble.com llc. Under the terms of the relevant agreements, effective as of October 31, 1998, the Company and Bertelsmann (through their respective subsidiaries) each have a 50% membership interest in barnesandnoble.com. barnesandnoble.com inc. contributed substantially all of its assets and liabilities to the joint venture and Bertelsmann paid $75 million to the Company and made a $150 million cash contribution to the joint venture. Bertelsmann also agreed to contribute an additional $50 million to the joint venture for future working capital requirements. In addition, if in an initial public offering of the business of the joint venture prior to December 31, 2001, the value of Bertelsmann's interest exceeds the value of Bertelsmann's investment, Bertelsmann will pay the Company such excess amount, up to $25 million. As a consequence of the above transactions the Company has recognized a pre-tax gain during fiscal 1998 in the amount of $126.4 million of which $63.8 million has been recognized in earnings based on the $75 million received directly and $62.6 million ($36.4 million after taxes) has been reflected in additional paid-in capital based on the Company's share of the incremental equity of the joint venture resulting from the $150 million Bertelsmann contribution.

     The accompanying consolidated financial statements, in accordance with the equity method of accounting, reflect the Company's investment in barnesandnoble.com as a single line item in the consolidated balance sheet as of January 30, 1999 and reflect the Company's interest in the net loss of barnesandnoble.com as a single line item in the consolidated statement of operations for the fiscal year ended January 30, 1999, as if the formation of the joint venture had occurred at the beginning of the fiscal year. Consequently, the $71.3 million equity in net loss of barnesandnoble.com shown in the accompanying consolidated statement of operations reflects the Company's one-hundred percent interest throughout the period ending at the date of the formation of the joint venture, October 31, 1998, and the Company's fifty percent interest from that point through the end of the fiscal year ending January 30, 1999. The accompanying consolidated financial statements reflect the financial position and results of operations of barnesandnoble.com as a consolidated wholly owned subsidiary for all other periods presented.

     In March 1999, the Company announced the filing of a registration statement with the Securities and Exchange Commission (SEC) for an initial public offering of Class A common stock in barnesandnoble.com inc. Prior to the offering the Company and Bertelsmann will each own a fifty percent interest in barnesandnoble.com inc. via high voting Class B and high voting Class C common shares, respectively. barnesandnoble.com inc. will use the proceeds of the offering to purchase a fifteen to twenty percent interest in barnesandnoble.com llc. In March 1999, the limited liability company agreement was amended to also provide for the additional $50 million cash contribution by Bertelsmann to be made to barnesandnoble.com in the event of the completion of the initial public offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED


Acquisition of Ingram Book Group
-------------------------------------------------------------------------------
     On November 6, 1998, the Company announced an agreement to purchase the Ingram Book Group, a group of subsidiaries of privately held Ingram Industries Inc., for $600 million, consisting of approximately $200 million in cash and approximately $400 million in common stock of the Company. The closing of the transaction is subject to the satisfaction of certain conditions including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Newly Issued Accounting Pronouncements

--------------------------------------------------------------------------------
     In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 requires an entity to expense all start-up activities, as defined, when incurred. The Company has historically amortized costs associated with the opening of new stores over the respective store's first 12 months of operations. In accordance with SOP 98-5, the Company will adopt its provisions effective for the fiscal year ending January 29, 2000, and will record a one-time charge reflecting the cumulative effect of a change in accounting principle in the first quarter of fiscal year 1999, in an amount estimated to be $4,500 after taxes, representing such start-up costs capitalized as of the beginning of that fiscal year. In addition, the Company will, on a prospective basis, expense all such start-up costs as incurred. Without consideration to the one-time charge, the Company's consolidated financial statements issued subsequent to fiscal year 1998 are not expected to be materially affected by the adoption of SOP 98-5.

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 is effective for the Company's fiscal year ending January 29, 2000. Adoption is not expected to have a material effect on the Company's consolidated financial statements as the Company's policies are substantially in compliance with SOP 98-1.

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

     SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company currently plans to adopt SFAS 133 on January 30, 2000. On that date, hedging relationships will be designated anew and documented.

     The Company from time to time enters into interest rate swap agreements for the purpose of hedging risks attributable to changing interest rates associated with the Company's revolving credit facility, and, in general, such hedges have been fully effective. The Company may from time to time, enter into interest rate swaps in the future and these transactions are expected to substantially offset the effects of changes in the underlying variable interest rates. The Company does not believe that adoption of SFAS 133 will have a material effect on its consolidated financial statements.

     Historically, the Company has not used derivative contracts for speculative purposes.

Year 2000
--------------------------------------------------------------------------------
     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company's computer equipment and software and devices with embedded technology that are date-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in other normal business activities.

     In 1997, the Company began assessing how it may be impacted by the Year 2000 issue and has formulated and commenced implementation of a comprehensive plan to address all known aspects of the issue.

     The Company's plan encompasses the following areas: (1) information systems that utilize date/time oriented software (IT systems), (2) computer chips, processors and controllers (non-IT systems), and (3) vendors and customers. The Company is in various stages of implementation which include remediation, testing and implementation.

     To date, approximately 80% of the Company's administrative support IT systems have at least completed the remediation phase. Of this amount, approximately 80% have completed the testing and remediation phase and 20% have been replaced or upgraded. All remaining Year 2000 compliance efforts for administrative IT functions are expected to be completed by the second quarter of fiscal 1999.

     Approximately 90% of non-IT systems have completed the remediation, testing and implementation phases with no material replacements necessary.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTINUED


     The Company has been obtaining information from major vendors, suppliers, and service providers to determine if their systems will be Year 2000 compliant. There has been no indication from these sources that their systems will not be sufficiently Year 2000 compliant or that their failure to be Year 2000 compliant will cause a significant disruption in the operations of the Company. The Company is developing contingency plans to identify alternative sources which are Year 2000 compliant in the event the current parties suffer significant disruption as a result of Year 2000 compliance failures.

     The Company estimates that total costs to implement its Year 2000 plan will be between $4.0 million and $6.0 million of which $2.6 million has already been incurred, including $1.5 million relating to the purchase of new software and hardware modifications, and $1.1 million relating to Year 2000 consultants. The estimated total includes direct costs for systems enhancements which would have been implemented in the ordinary course of business but whose acquisition has been accelerated to ensure compliance by the Year 2000. The estimate excludes costs for scheduled system upgrades which have not been accelerated due to Year 2000 issues.

     The implementation of the Company's proprietary point-of-sale system (Bookmaster), which began in 1996, is continuing and is expected to be completed in the second quarter of fiscal 1999. Bookmaster, which is Year 2000 compliant, is an inventory management system with integrated point-of-sale features that utilizes a proprietary data-warehouse-based just-in-time replenishment system. It enhances communications and real-time access to the Company's network of stores, distribution center, and wholesalers. The Bookmaster system has been installed in approximately 25% of all Barnes & Noble stores. By the end of the second quarter of fiscal 1999 all existing Barnes & Noble and B. Dalton stores will either be utilizing the Bookmaster system or will receive Year 2000 upgrades to their existing point-of-sale systems.

     Should some of the Company's systems not be available due to Year 2000 problems, in a reasonably likely worst case scenario, the Company may experience significant delays in its ability to perform certain functions. However, the Company does not expect an impairment in its ability to execute critical functions.

Disclosure Regarding Forward-Looking Statements
-------------------------------------------------------------------------------
     This report may contain certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, decreased consumer demand for the Company's products, possible disruptions in the Company's computer or telephone systems, increased or unanticipated costs or effects associated with Year 2000 compliance by the Company or its service or supply providers, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores or the inability to obtain suitable sites for new stores, higher than anticipated store closing or relocation costs, higher interest rates, the performance of the Company's online initiatives such as barnesandnoble.com, unanticipated increases in merchandise or occupancy costs, unanticipated adverse litigation results or effects, and other factors which may be outside of the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year                                                              1998                1997                1996
(In thousands of dollars, except per share data)
---------------------------------------------------------------------------------------------------------------------------
Sales                                                            $  3,005,608           2,796,852           2,448,124
Cost of sales and occupancy                                         2,142,717           2,019,291           1,785,392
                                                                 ------------           ---------           ---------
     Gross profit                                                     862,891             777,561             662,732
                                                                 ------------           ---------           ---------
Selling and administrative expenses                                   577,195             540,423             465,687
Depreciation and amortization                                          88,345              76,951              59,806
Pre-opening expenses                                                    8,795              12,918              17,571
                                                                 ------------           ---------           ---------
     Operating profit                                                 188,556             147,269             119,668
Interest (net of interest income of $976, $446 and $2,288,
     respectively) and amortization of deferred financing fees        (24,412)            (37,666)            (38,286)
Equity in net loss of barnesandnoble.com llc                          (71,334)                 --                  --
Gain on formation of barnesandnoble.com llc                            63,759                  --                  --
                                                                 ------------           ---------           ---------
     Earnings before provision for income taxes and
       extraordinary charge                                           156,569             109,603              81,382
Provision for income taxes                                             64,193              44,935              30,157
                                                                 ------------           ---------           ---------
     Earnings before extraordinary charge                              92,376              64,668              51,225
Extraordinary charge due to early extinguishment of debt,
     net of tax benefits of $7,991                                         --              11,499                  --
                                                                 ------------           ---------           ---------
     Net earnings                                                 $    92,376              53,169              51,225
                                                                 ============           =========           =========

Earnings per common share
     Basic
       Earnings before extraordinary charge                       $      1.35                0.96                0.77
       Extraordinary charge due to early extinguishment
         of debt, net of tax benefits                             $        --                0.17                  --
       Net earnings                                               $      1.35                0.79                0.77
     Diluted
       Earnings before extraordinary charge                       $      1.29                0.93                0.75
       Extraordinary charge due to early extinguishment of debt,
         net of tax benefits                                      $        --                0.17                  --
       Net earnings                                               $      1.29                0.76                0.75
Weighted average common shares outstanding
     Basic                                                         68,435,000          67,237,000          66,103,000
     Diluted                                                       71,677,000          69,836,000          67,886,000
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.                                      Barnes & Noble, Inc. 1998

CONSOLIDATED BALANCE SHEETS


(In thousands of dollars, except per share data)                January 30, 1999                     January 31, 1998
---------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                       $    31,081                               12,697
     Receivables, net                                                     57,523                               43,858
     Merchandise inventories                                             945,073                              852,107
     Prepaid expenses and other current assets                            54,634                               68,902
                                                                     -----------                            ---------
       Total current assets                                            1,088,311                              977,564
                                                                     -----------                            ---------
Property and equipment:
     Land and land improvements                                            3,197                                  681
     Buildings and leasehold improvements                                383,292                              347,598
     Fixtures and equipment                                              440,488                              378,058
                                                                     -----------                            ---------
                                                                         826,977                              726,337
     Less accumulated depreciation and amortization                      316,631                              244,207
                                                                     -----------                            ---------
       Net property and equipment                                        510,346                              482,130
                                                                     -----------                            ---------
Intangible assets, net                                                    86,980                               90,237
Investment in barnesandnoble.com llc                                      82,307                                   --
Other noncurrent assets                                                   39,653                               41,240
                                                                     -----------                            ---------
       Total assets                                                  $ 1,807,597                            1,591,171
                                                                     ===========                            =========
Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable                                                $   498,237                              459,795
     Accrued liabilities                                                 274,085                              253,050
                                                                     -----------                            ---------
       Total current liabilities                                         772,322                              712,845
                                                                     -----------                            ---------
Long-term debt                                                           249,100                              284,800
Deferred income taxes                                                     32,449                                   --
Other long-term liabilities                                               74,937                               61,771
Shareholders' equity:
     Common stock; $.001 par value; 300,000,000 shares
       authorized; 68,759,111 and 67,921,830 shares issued and
       outstanding, respectively                                              69                                   68
     Additional paid-in capital                                          523,517                              468,860
     Retained earnings                                                   155,203                               62,827
                                                                     -----------                            ---------
       Total shareholders' equity                                        678,789                              531,755
                                                                     -----------                            ---------
Commitments and contingencies                                                 --                                   --
                                                                     -----------                            ---------
       Total liabilities and shareholders' equity                    $ 1,807,597                            1,591,171
                                                                     ===========                            =========
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.                                      Barnes & Noble, Inc. 1998

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                   Common            Additional             Retained
(In thousands of dollars)                           Stock        paid-in capital   earnings (deficit)           Total
---------------------------------------------------------------------------------------------------------------------------
Balance at January 27, 1996                          $  66               441,736              (41,567)        400,235
Exercise of 459,022 common stock options,
     including tax benefits of $2,272                   --                 4,529                   --           4,529
Net earnings                                            --                    --               51,225          51,225
                                                     -----               -------              -------         -------
Balance at February 1, 1997                             66               446,265                9,658         455,989
Exercise of 1,545,580 common stock options,
     including tax benefits of $8,253                    2                22,595                   --          22,597
Net earnings                                            --                    --               53,169          53,169
                                                     -----               -------              -------         -------
Balance at January 31, 1998                             68               468,860               62,827         531,755
Exercise of 837,281 common stock options,
     including tax benefits of $9,002                    1                18,306                   --          18,307
barnesandnoble.com llc issuance of membership
     units (net of deferred income taxes of $26,325)    --                36,351                   --          36,351
Net earnings                                            --                    --               92,376          92,376
                                                     -----               -------              -------         -------
Balance at January 30, 1999                          $  69               523,517              155,203         678,789
                                                     =====               =======              =======         =======
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.                                      Barnes & Noble, Inc. 1998

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year                                                              1998                1997                1996
(In thousands of dollars)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net earnings                                                    $ 92,376              53,169              51,225
Adjustments to reconcile net earnings to net cash flows
       from operating activities:
       Depreciation and amortization                                   88,721              78,629              61,652
       Loss (gain) on disposal of property and equipment                3,291                 853               (130)
       Deferred taxes                                                  14,761              11,598               6,604
       Extraordinary charge due to early extinguishment of debt,
         net of tax benefits                                               --              11,499                  --
       Increase in other long-term liabilities for scheduled rent
         increases in long-term leases                                 14,031              16,350              15,663
       Gain on formation of barnesandnoble.com llc                    (63,759)                 --                  --
       Equity in net loss of barnesandnoble.com llc                    71,334                  --                  --
       Changes in operating assets and liabilities, net               (39,673)             (2,884)           (15,477)
                                                                     ---------           ---------          ---------
       Net cash flows from operating activities                       181,082             169,214             119,537
                                                                     ---------           ---------          ---------
Cash flows from investing activities:
     Purchases of property and equipment                             (141,388)           (121,903)          (171,885)
     Investment in barnesandnoble.com llc                             (75,394)                 --                  --
     Proceeds from formation of barnesandnoble.com llc                 75,000                  --                  --
     Proceeds from sales of property and equipment                         10                  --                 177
     Net increase in other noncurrent assets                           (3,533)            (13,177)           (16,787)
                                                                     ---------           ---------          ---------
       Net cash flows from investing activities                      (145,305)           (135,080)          (188,495)
                                                                     ---------           ---------          ---------
Cash flows from financing activities:
     Net increase (decrease) in revolving credit facility             (35,700)            244,800            (32,400)
     Proceeds from issuance of long-term debt                              --                  --             100,000
     Repayment of long-term debt                                           --            (290,000)                --
     Proceeds from exercise of common stock options
       including related tax benefits                                  18,307              22,597               4,529
     Payment of note premium                                               --             (11,281)                 --
                                                                     ---------           ---------          ---------
       Net cash flows from financing activities                       (17,393)            (33,884)             72,129
                                                                     ---------           ---------          ---------
Net increase in cash and cash equivalents                              18,384                 250               3,171
Cash and cash equivalents at beginning of year                         12,697              12,447               9,276
                                                                     ---------           ---------          ---------
Cash and cash equivalents at end of year                             $ 31,081              12,697              12,447
                                                                     =========           =========          =========
Changes in operating assets and liabilities, net:
     Receivables, net                                                $(14,012)              1,700               3,461
     Merchandise inventories                                          (93,491)           (119,904)              8,148
     Prepaid expenses and other current assets                         (1,047)              9,721            (19,502)
     Accounts payable and accrued liabilities                          68,877             105,599             (7,584)
                                                                     ---------           ---------          ---------
       Changes in operating assets and liabilities, net              $(39,673)             (2,884)           (15,477)
                                                                     =========           =========          =========
Supplemental cash flow information:
     Cash paid during the period for:
       Interest                                                      $ 25,243              37,845              38,103
       Income taxes                                                  $ 18,225              20,282              24,574
---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.                                      Barnes & Noble, Inc. 1998

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     For the 52 weeks ended January 30, 1999 (fiscal 1998), the 52 weeks ended January 31, 1998 (fiscal 1997) and the 53 weeks ended February 1, 1997 (fiscal
1996).

(In thousands of dollars, except per share data)

1. Summary of Significant Accounting Policies

Business

     Barnes & Noble, Inc. (Barnes & Noble), through its wholly owned subsidiaries (collectively, the Company), is primarily engaged in the sale of books through three principal bookselling strategies: its "super" store strategy through its wholly owned subsidiary Barnes & Noble Booksellers, Inc., under its Barnes & Noble Booksellers, Bookstop and Bookstar trade names (hereafter collectively referred to as Barnes & Noble stores), its mall strategy through its wholly owned subsidiaries B. Dalton Bookseller, Inc. and Doubleday Book Shops, Inc., under its B. Dalton stores, Doubleday Book Shops and Scribner's Bookstore trade names (hereafter collectively referred to as B. Dalton stores), and its direct-mail strategy through its wholly owned subsidiary Marboro Books Corp. The Company is also engaged in the online retailing of books and other products through a 50% interest in barnesandnoble.com llc (barnesandnoble.com), as more fully described in Note 5. The Company's interest in barnesandnoble.com is through its wholly owned subsidiary B&N.com Holding Corp.

Consolidation

     The consolidated financial statements include the accounts of Barnes & Noble and its wholly owned subsidiaries. Investments in affiliates that are 20% to 50% owned, principally barnesandnoble.com, are accounted for using the equity method. The Company's investment in barnesandnoble.com has been presented in the accompanying consolidated financial statements under the equity method as of the beginning of fiscal 1998 and as a consolidated wholly owned subsidiary for all of fiscal 1997. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior-period amounts have been reclassified for comparative purposes.

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

Merchandise Inventories

     Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out
(FIFO) basis for 86% and 83% of the Company's merchandise inventories as of January 30, 1999 and January 31, 1998, respectively. The remaining merchandise inventories are valued on the last-in, first-out (LIFO) method.

     If substantially all of the merchandise inventories currently valued at LIFO costs were valued at current costs, merchandise inventories would remain unchanged as of January 30, 1999, and would have increased approximately $5,102 as of January 31, 1998.

Property and Equipment

     Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, while betterments and major remodeling costs are capitalized. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Capitalized lease acquisition costs are being amortized over the average lease terms of the underlying leases. In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). This statement is effective for the Company's fiscal year ending January 29, 2000. Adoption is not expected to have a material effect on the Company's consolidated financial statements as the Company's policies are substantially in compliance with SOP 98-1. Costs incurred in purchasing management information systems are capitalized and included in property and equipment. These costs are amortized over their estimated useful lives from the date the systems become operational.

Intangible Assets and Amortization

     The costs in excess of net assets of businesses acquired are carried as intangible assets, net of accumulated amortization, in the accompanying consolidated balance sheets. The net intangible assets, consisting primarily of goodwill and trade names, of $59,365 and $27,615 as of January 30, 1999, and $61,484 and $28,753 as of January 31, 1998, are amortized over 40 years using the straight-line method.

     Amortization of goodwill and trade names included in depreciation and amortization in the accompanying consolidated statements of operations is $3,257, $3,257 and $3,305 during fiscal 1998, 1997 and 1996, respectively.
Accumulated amortization at January 30, 1999 and January 31, 1998 was $44,551 and $41,294, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED   BARNES & NOBLE, INC. 1998


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

Deferred Charges

     Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of January 30, 1999 and January 31, 1998 were $1,397 and $1,764, respectively. Unamortized costs of $8,209 were included in the extraordinary loss due to the early extinguishment of debt for fiscal 1997. Amortization expense included in interest and amortization of deferred financing fees is $376, $1,678 and $1,846 during fiscal 1998, 1997 and 1996 respectively.

Revenue Recognition

     Revenue from sales of the Company's products is recognized at the time of sale.

     The Company sells memberships which entitle purchasers to additional discounts. The membership revenue is deferred and recognized as income over the twelve-month membership period.

     Sales returns (which are not significant) are recognized at the time returns are made.

Pre-opening Expenses

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 requires an entity to expense all start-up activities, as defined, when incurred. The Company has historically amortized costs associated with the opening of new stores over the respective store's first 12 months of operations. In accordance with SOP 98-5, the Company will adopt its provisions effective for the fiscal year ending January 29, 2000, and will record a one time non-cash charge reflecting the cumulative effect of a change in accounting principle in the first quarter of fiscal year 1999, in an amount estimated to be $4,500 after taxes, representing such start-up costs capitalized as of the beginning of that fiscal year. In addition, the Company will, on a prospective basis, expense all such start-up costs as incurred. Excluding the one time charge, the Company's consolidated financial statements are not expected to be materially affected by the adoption of SOP 98-5.

Closed Store Expenses

     Upon a formal decision to close or relocate a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $1,208 during fiscal 1998 are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings Per Common Share

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options.

Income Taxes

     The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse.

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

Reporting Period

     The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting periods ended January 30, 1999, January 31, 1998 and February 1, 1997 contained 52 weeks, 52 weeks and 53 weeks, respectively.

2. Receivables, Net

     Receivables represent customer, bankcard, landlord and other receivables due within one year as follows:

                                    January 30, 1999           January 31, 1998
-------------------------------------------------------------------------------
Trade accounts                              $  6,743                      6,628
Bankcard receivables                          19,421                     15,536
Receivables from landlords for
     leasehold improvements                   23,659                     16,715
Other receivables                              7,700                      4,979
                                            --------                     ------
Total receivables, net                      $ 57,523                     43,858
                                            ========                     ======
-------------------------------------------------------------------------------

3. Debt

     On November 18, 1997, the Company obtained an $850,000 five-year senior revolving credit facility (the Revolving Credit Facility) with a syndicate led by The Chase Manhattan Bank. The Revolving Credit Facility refinanced an existing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED   BARNES & NOBLE, INC. 1998

$450,000 revolving credit and $100,000 term loan facility (the Old Facility). The Revolving Credit Facility permits borrowings at various interest rate options based on the prime rate or London Interbank Offer Rate (LIBOR) depending upon certain financial tests. In addition, the agreement requires the Company to pay a commitment fee up to 0.25% of the unused portion depending upon certain financial tests. The Revolving Credit Facility contains covenants, limitations and events of default typical of credit facilities of this size and nature, including financial covenants which require the Company to meet, among other things, cash flow and interest coverage ratios and which limit capital expenditures. The Revolving Credit Facility is secured by the capital stock, accounts receivable and general intangibles of the Company's subsidiaries.

     Net proceeds from the Revolving Credit Facility are available for general corporate purposes and were used to redeem all of the Company's outstanding $190,000, 11-7/8% senior subordinated notes on January 15, 1998. As a result of the refinancings, the Company recorded an extraordinary charge of $11,499 (net of applicable taxes) due to the early extinguishment of debt during fiscal 1997. The extraordinary charge represents the payment of a call premium associated with the redemption of the senior subordinated notes of $6,656 (net of applicable taxes) and the write-off of unamortized fees of $4,843 (net of applicable taxes).

     The Company from time to time enters into interest rate swap agreements to manage interest costs and risk associated with changes in interest rates. These agreements effectively convert underlying variable - rate debt based on prime rate or LIBOR to fixed-rate debt through the exchange of fixed and floating interest payment obligations without the exchange of underlying principal amounts. As of January 30, 1999 and January 31, 1998 the Company had outstanding $125,000 of swaps with maturities ranging from 1999 to 2003. The Company recorded interest expense associated with these agreements of $440 and $306 during fiscal years 1998 and 1997, respectively.

     Selected information related to the Company's revolving credit facility is as follows:

Fiscal Year                                1998       1997       1996
-------------------------------------------------------------------------------
Balance at end of year                $ 249,100    284,800     40,000
Average balance
     outstanding during
     the year                         $ 380,315    105,127    101,671
Maximum borrowings
     outstanding during
     the year                          $535,000    304,900    192,800
Weighted average
     interest rate during
     the year                              6.29%      7.12%      7.56%
Interest rate at end
     of year                               5.77%      6.60%      6.87%
-------------------------------------------------------------------------------

     Fees expensed with respect to the unused portion of the Company's revolving credit commitment were $733, $1,204 and $911, during fiscal 1998, 1997 and 1996, respectively.

     The amounts outstanding under the Company's Revolving Credit Facility of $249,100 and $284,800 as of January 30, 1999 and January 31, 1998, respectively, have been classified as long-term debt based on the terms of the credit agreement and the Company's intention to maintain principal amounts outstanding through November 2002.

     The Company has no agreements to maintain compensating balances.

4. Fair Values of Financial Instruments

     The carrying values of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value due to the short-term maturities of these assets.

     The aggregate fair value of the Revolving Credit Facility approximates its carrying amount, because of its recent and frequent repricing based upon market conditions. Interest rate swap agreements are valued based on market quotes obtained from dealers. The Company also maintains an investment in Chapters Inc., a Canadian book retailer. The fair value of the investment in Chapters Inc. is based on quoted market prices and conversion rates at January 30, 1999 and January 31, 1998.

     The carrying amounts and fair values of the Company's financial instruments as of January 30, 1999 and January 31, 1998 are as follows:

                                      January 30, 1999       January 31, 1998
-------------------------------------------------------------------------------
                                     Carrying      Fair     Carrying      Fair
                                       Amount     Value       Amount     Value
-------------------------------------------------------------------------------
Cash and cash
     equivalents                     $ 31,081    31,081     12,697    12,697
Revolving credit
     facility                        $249,100   249,100    284,800   284,800
Interest rate swaps
     liability                       $     --     2,189         --     1,463
Investment in
     Chapters Inc.                   $ 18,827    33,201     17,686    31,445
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED   BARNES & NOBLE, INC.1998

5. Formation of barnesandnoble.com llc

     On November 12, 1998, the Company and Bertelsmann AG (Bertelsmann) completed the formation of a limited liability company to operate the online retail bookselling operations of the Company's wholly owned subsidiary, barnesandnoble.com inc. The new entity is structured as a limited liability company under the name barnesandnoble.com llc. Under the terms of the relevant agreements, effective as of October 31, 1998, the Company and Bertelsmann each have a 50% membership interest in barnesandnoble.com. The Company contributed substantially all of the assets and liabilities of its online operations to the joint venture and Bertelsmann paid $75,000 to the Company and made a $150,000 cash contribution to the joint venture. Bertelsmann also agreed to contribute an additional $50,000 to the joint venture for future working capital requirements. In addition, if in an initial public offering (see below) of barnesandnoble.com prior to December 31, 2001, the value of Bertelsmann's interest exceeds the value of Bertelsmann's investment, Bertelsmann will pay the Company such excess amount, up to $25,000. As a consequence of the above transactions the Company has recognized a pre-tax gain during fiscal 1998 in the amount of $126,435, of which $63,759 has been recognized in earnings based on the $75,000 received directly from Bertelsmann and $62,676 ($36,351 after taxes) has been reflected in additional paid-in capital based on the Company's share of the incremental equity of the joint venture resulting from the $150,000 Bertelsmann contribution.

     Summarized financial information for barnesandnoble.com follows:

Fiscal Year                             1998    1997(1)
--------------------------------------------------------------------------------
Net sales                            $ 70,249    14,601
Gross profit                         $ 16,169     2,849
Loss before taxes                    $(85,590)  (15,395)
Current assets                       $102,114    12,197
Noncurrent asset                     $ 89,324    24,879
Current liabilities                  $ 26,824    12,268
Net assets                           $164,614    24,808
Barnes & Noble's equity in loss
     before taxes                    $(71,334)  (15,395)
Barnes & Noble's equity in net
     assets                          $ 82,307    24,808
--------------------------------------------------------------------------------

(1) Fiscal 1997 represents amounts as consolidated in the accompanying consolidated financial statements.

6. Employees' Retirement and Defined Contribution Plans

     The Company maintains a noncontributory defined benefit pension plan (the Pension Plan) and a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993.

     A summary of the components of net periodic pension cost for the Pension Plan and other postretirement benefit cost for the Postretirement Plan follows:

                                                          Pension Plan                          Postretirement Plan
---------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                        1998       1997       1996                1998       1997       1996
---------------------------------------------------------------------------------------------------------------------------

Service cost                                   $  4,157      3,294      2,542                  --         --         --
Interest cost                                     2,039      1,666      1,354                 149        315        326
Expected return on plan assets                   (2,208)    (1,803)    (1,500)                 --         --         --
Net amortization and deferral                        36         36         36                (135)        --         --
                                               --------     ------     ------                ----       ----       ----
     Net periodic cost                         $  4,024      3,193      2,432                  14        315        326
                                               ========     ======     ======                ====       ====       ====


     Total Company contributions charged to employee benefit expenses for the Savings plan were $3,090, $2,545 and $2,115 during fiscal 1998, 1997 and 1996, respectively.

     Weighted-average actuarial assumptions used in determining the net periodic pension and other post retirement benefit costs and the funded status of the Pension Plan and the Postretirement Plan are as follows:

                                                          Pension Plan                          Postretirement Plan
---------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                          1998       1997       1996               1998        1997     1996
---------------------------------------------------------------------------------------------------------------------------
Discount rate                                        7.3%       7.3%       7.5%                7.3%       7.3%     7.5%
Expected return on plan assets                       9.5%       9.5%       9.5%                --         --        --
Assumed rate of compensation increase                4.3%       4.3%       4.0%                --         --        --
---------------------------------------------------------------------------------------------------------------------------


     As a result of the formation of barnesandnoble.com llc, as more fully described in Note 5, assets of the Pension Plan and an equivalent benefit obligation, were transferred to barnesandnoble.com's defined benefit pension plan as of the date of the formation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED    BARNES & NOBLE, INC.1998


     The following table provides a reconciliation of benefit obligations, plan assets and funded status of the Pension Plan and the Postretirement Plan:

                                                                 Pension Plan                      Postretirement Plan
---------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                                   1998          1997                    1998         1997
---------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
     Benefit obligation at beginning of year               $30,734        21,378                   1,975        4,349
     Service cost                                            4,157         3,294                      --           --
     Interest cost                                           2,039         1,666                     149          315
     Transfer to barnesandnoble.com                           (642)           --                      --           --
     Actuarial (gain) loss                                  (2,427)        5,752                     136       (2,544)
     Benefits paid                                            (797)       (1,356)                   (115)        (145)
                                                           -------       -------                  ------       ------
       Benefit obligation at end of year                    33,064        30,734                   2,145        1,975
                                                           -------       -------                  ------       ------
Change in plan assets:

     Fair value of plan assets at beginning of year         22,909        18,565                      --           --
     Actual return on assets                                 2,255         4,165                      --           --
     Employer contributions                                  1,395         1,535                      --           --
     Benefits paid                                            (797)       (1,356)                     --           --
     Transfer to barnesandnoble.com                           (431)           --                      --           --
                                                           -------       -------                  ------       ------
       Fair value of plan assets at end of year             25,331        22,909                      --           --
                                                           -------       -------                  ------       ------
Funded status                                               (7,733)       (7,825)                 (2,145)      (1,975)
Unrecognized net actuarial loss (gain)                         805         3,490                  (2,136)      (2,407)
Unrecognized prior service cost                               (183)         (201)                     --           --
Unrecognized net obligation remaining                          166           220                      --           --
                                                           -------       -------                  ------       ------
Accrued Benefit Cost                                       $(6,945)       (4,316)                 (4,281)      (4,382)
                                                           =======       =======                  ======       ======

     The health care cost trend rate used to measure the expected cost of the Postretirement Plan benefits is assumed to be 7.5% in 1999, declining at one-half percent decrements each year through 2004 to 5.0% in 2004 and each year thereafter. The health care cost trend assumption has a significant effect on the amounts reported. For example, a 1% increase or decrease in the health care cost trend rate would change the accumulated postretirement benefit obligation by approximately $215 and $195, respectively, as of January 30, 1999, and would change the net periodic cost by approximately $15 and $14, respectively, during fiscal 1998.

7. Income Taxes

     The Company files a consolidated federal return. Federal and state income tax provisions for fiscal 1998, 1997 and 1996 are as follows:

Fiscal Year                     1998       1997      1996
--------------------------------------------------------------------------------
Current:
     Federal                $ 39,286     26,324     18,413
     State                    10,146      7,013      5,140
                            --------     ------     ------
                              49,432     33,337     23,553
                            --------     ------     ------
Deferred:

     Federal                  11,697      9,575      5,300
     State                     3,064      2,023      1,304
                            --------     ------     ------
                              14,761     11,598      6,604
                            --------     ------     ------
     Total                  $ 64,193     44,935     30,157
                            ========     ======     ======


     A reconciliation between the provision for income taxes and the expected provision for income taxes at the federal statutory rate of 35% during fiscal 1998, 1997 and 1996, is as follows:

Fiscal Year                     1998       1997      1996
--------------------------------------------------------------------------------
Expected provision for
    income taxes at federal
    statutory rate            $ 54,799     38,361     28,484
Amortization of goodwill
    and trade names              1,251      1,140      1,157
State income taxes, net of
    federal income tax benefit   8,596      5,873      3,341
Rehabilitation tax credit          --          --     (2,974)
Other, net                        (453)      (439)       149
                              --------     ------    -------
Provision for income taxes    $ 64,193     44,935     30,157
                              ========     ======    =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED   BARNES & NOBLE, INC.1998


     The tax effects of temporary differences that give rise to significant components of the Company's deferred tax assets and liabilities as of January 30, 1999 and January 31, 1998 are as follows:

                                                                  January 30, 1999                    January 31, 1998
---------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
     Operating expenses                                                  $(12,528)                             (10,103)
     Depreciation                                                         (29,829)                             (16,359)
     barnesandnoble.com                                                   (26,325)                                  --
                                                                         --------                              --------

       Total deferred tax liabilities                                     (68,682)                             (26,462)
                                                                         --------                              --------

Deferred tax assets:
     Inventory                                                              4,043                                6,604
     Lease transactions                                                    15,025                               16,108
     Reversal of estimated accruals                                         5,692                                5,418
     Restructuring charge                                                  16,931                               21,825
     Insurance liability                                                    2,502                                2,265
     Deferred income                                                       11,411                                7,058
     Other                                                                  5,632                                  824
                                                                         --------                              --------

       Total deferred tax assets                                           61,236                               60,102
                                                                         --------                              --------

         Net deferred tax assets (liabilities)                           $(7,446)                               33,640
                                                                         ========                              ========



8. Shareholders' Equity

     At the Company's Annual Meeting of Stockholders held on June 3, 1998, the Company's shareholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of shares of Common Stock, par value $.001 per share, that the Company is authorized to issue from 100,000,000 to 300,000,000.

     As discussed more fully in Note 5, shareholders' equity as of January 30, 1999 includes an increase in additional paid-in capital of $36,351 as a result of the formation of barnesandnoble.com llc.

     On July 10, 1998, the Board of Directors of the Company declared a dividend of one Preferred Share Purchase Right (a Right) for each outstanding share of the Company's common stock (Common Stock). The distribution of the Rights was made on July 21, 1998 to stockholders of record on that date. Each Right entitles the holder to purchase from the Company one four-hundredth of a share of a new series of preferred stock, designated as Series H Preferred Stock, at a price of $225 per one four-hundredth of a share. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's outstanding Common Stock or announces a tender offer or exchange offer, the consummation of which would result in such person or group owning 15% or more of the Company's outstanding Common Stock.

     If a person or group acquires 15% or more of the Company's outstanding Common Stock, each Right will entitle a holder (other than such person or any member of such group) to purchase, at the Right's then current exercise price, a number of shares of Common Stock having a market value of twice the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold at any time after the Rights have become exercisable, each Right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the exercise price of the Right. Furthermore, at any time after a person or group acquires 15% or more of the outstanding Common Stock of the Company but prior to the acquisition of 50% of such stock, the Board of Directors may, at its option, exchange part or all of the Rights (other than Rights held by the acquiring person or group) at an exchange rate of one four-hundredth of a share of Series H Preferred Stock or one share of the Company's Common Stock for each Right.

     The Company will be entitled to redeem the Rights at any time prior to the acquisition by a person or group of 15% or more of the outstanding Common Stock of the Company, at a price of $.01 per Right. The Rights will expire on July 20, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED   BARNES & NOBLE, INC.1998


     The Company has 5,000,000 shares of $.001 par value preferred stock authorized for issuance, of which 250,000 shares have been designated by the Board of Directors as Series H Preferred Stock and reserved for issuance upon exercise of the Rights. Each such share of Series H Preferred Stock will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock) and will be entitled to a preferred dividend equal to the greater of $2.00 per share or 400 times any dividend declared on the Company's Common Stock. In the event of liquidation, the holders of Series H Preferred Stock will receive a preferred liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon. Each share of Series H Preferred Stock will have 400 votes, voting together with the Company's Common Stock. However, in the event that dividends on the Series H Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, holders of the Series H Preferred Stock shall have the right, voting as a class, to elect two of the Company's Directors, whose terms shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series H Preferred Stock then outstanding shall have been declared and paid or set apart for payment. In the event of any merger, consolidation or other transaction in which the Company's Common Stock is exchanged, each share of Series H Preferred Stock will be entitled to receive 400 times the amount and type of consideration received per share of the Company's Common Stock. As of January 30, 1999, there were no shares of Series H Preferred Stock outstanding.

9. Restructuring Charge

     From 1989 through 1995, the Company closed, on average, between 40 and 60 mall bookstores per year primarily due to increasing competition from superstores and declining mall traffic. During the fourth quarter of fiscal 1995, the Company accelerated its mall bookstore closing program with the aim of forming a core of more profitable B. Dalton stores, and provided for these closing costs and asset valuation adjustments through a non-cash restructuring charge, and early adoption of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and Assets to be Disposed Of" (SFAS 121). In the fourth quarter of fiscal 1995, the Company recorded a non-cash charge to operating earnings of $123,768 ($87,303 after tax or $1.32 per share) to reflect the aggregate impact of its restructuring plan and change in accounting policy. The charge to earnings included a $33,000 write-down of goodwill, and $45,862 related to the write-down of fixed assets and other long-term assets. The Company has substantially completed the store closing program.


     The following table sets forth the restructuring liability activity:

                                            Lease
                       Provision for  Termination
                       Store Closing        Costs    Other   Total
--------------------------------------------------------------------------------
Balance at
    January 27, 1996         $5,974       32,833    6,099   44,906
Fiscal 1996
    Activity                  4,442        2,371    4,497   11,310
                             ------      -------   ------   ------
Balance at
    February 1, 1997          1,532       30,462    1,602   33,596
Fiscal 1997 Activity          1,532        9,026    1,602   12,160
                             ------      -------   ------   ------
Balance at
    January 31, 1998            --        21,436      --    21,436
Fiscal 1998 Activity            --        12,968      --    12,968
                             ------      -------   ------   ------
Balance at
    January 30, 1999         $  --         8,468      --     8,468
                             ======      =======   ======   ======


     The remaining liability, representing outstanding lease liabilities, is expected to be paid out over the next several years.

10. Stock Option Plans

     The Company currently has two incentive plans under which stock options have been or may be granted to officers, directors and key employees of the Company -- the 1991 Employee Incentive Plan (the 1991 Plan) and the 1996 Incentive Plan (the 1996 Plan). The options to purchase common shares generally are issued at fair market value on the date of the grant, begin vesting after one year in 33-1/3% or 25% increments per year, expire ten years from issuance and are conditioned upon continual employment during the vesting period.

     At the Company's Annual Meeting of Stockholders held on June 3, 1998, the Company's shareholders approved an amendment to the 1996 Plan increasing the number of shares available for issuance from 6,000,000 to 11,000,000. The 1991 Plan allows the Company to grant options to purchase up to 4,732,704 shares of common stock.

     In addition to the two incentive plans, the Company has granted stock options to certain key executives and directors. The vesting terms and contractual lives of these grants are similar to that of the incentive plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED   BARNES & NOBLE, INC.1998


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

     Had compensation cost for the Company's stock option grants been determined based on the fair value at the stock option grant dates consistent with the method of SFAS 123, the Company's net earnings and diluted earnings per share for fiscal 1998, 1997 and 1996, would have been reduced by approximately $6,188 or $0.09 per share, $3,863 or $0.06 per share, and $5,305 or $0.08 per share, respectively.

     Because the application of the pro forma disclosure provisions of SFAS 123 are required only to be applied to grants of options made by the Company during fiscal 1995 and after, the above pro forma amounts may not be representative of the effects of applying SFAS 123 to future years.

     The weighted-average fair value of the options granted during fiscal 1998, 1997 and 1996 were estimated at $12.96, $8.05, and $4.66 respectively, using the Black-Scholes option-pricing model with the following assumptions: volatility of 35% for fiscal 1998 grants, 28% for fiscal 1997 and 1996 grants, risk-free interest rate of 5.33% in fiscal 1998, 6.54% in fiscal 1997, and 6.63% in fiscal 1996, and an expected life of 5.4 years for fiscal 1998 and 6.0 years for fiscal 1997 and 1996.

     A summary of the status of the Company's stock options is presented below:


                                      Weighted-Average
(In thousands of shares)      Shares     Exercise Price
--------------------------------------------------------------------------------
Balance, January 27, 1996      7,902            $  9.95
Granted                        1,856              14.63
Exercised                       (460)              4.95
Forfeited                       (156)             14.97
                              -------

Balance, February 1, 1997      9,142              11.07
Granted                        2,254              19.31
Exercised                     (1,546)              9.28
Forfeited                       (186)             16.25
                              -------

Balance, January 31, 1998      9,664              13.17
Granted                        1,841              31.12
Exercised                       (837)             11.11
Forfeited                       (390)             22.35
                              -------

Balance, January 30, 1999     10,278             $19.69
                              =======

     Options exercisable as of January 30, 1999, January 31, 1998 and February 1, 1997 were 6,780,000, 6,558,000 and 7,070,000, respectively. Options available for grant under the plans were 5,902,000, 2,354,000 and 4,422,000 at January 30, 1999, January 31, 1998 and February 1, 1997, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED   BARNES & NOBLE, INC.1998


     The following table summarizes information as of January 30, 1999 concerning outstanding and exercisable options:

                                    Options Outstanding                                   Options Exercisable
---------------------------------------------------------------------------------------------------------------------------
    Range of            Number             Weighted-           Weighted-                 Number            Weighted-
    Exercise        Outstanding     Average Remaining             Average           Exercisable               Average
     Prices              (000s)     Contractural Life      Exercise Price                (000s)        Exercise Price
---------------------------------------------------------------------------------------------------------------------------

 $  3.21- $ 3.77          818                4.38               $  3.59                   818               $  3.59
 $ 10.00- $15.00        5,384                4.98               $ 12.11                 5,275               $ 12.08
 $ 17.13- $24.25        2,870                8.42               $ 19.93                   665                 18.67
 $ 26.50- $34.75        1,206                9.07               $ 34.30                    22                 28.92
                       ------                                                           -----
 $  3.21-$34.75        10,278                6.37               $ 16.22                 6,780               $ 11.76
                       ======                                                           =====



11. Leases

     The Company leases retail stores, warehouse facilities, office space and equipment. Substantially all of the retail stores are leased under noncancelable agreements which expire at various dates through 2028 with various renewal options for additional periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay all insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

     Rental expense under operating leases are as follows:

Fiscal Year                     1998       1997      1996
--------------------------------------------------------------------------------
Minimum rentals            $ 271,201    253,472   222,700
Percentage rentals             3,183      3,216     2,750
                           ---------    -------   -------
                           $ 274,384    256,688   225,450
                           =========    =======   =======




     Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of January 30, 1999 are:

Fiscal Year
--------------------------------------------------------------------------------
1999                                           $  271,769
2000                                              264,027
2001                                              261,090
2002                                              247,781
2003                                              228,481
After 2003                                      1,577,713
                                               ----------
                                               $2,850,861
                                               ==========


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

12. Litigation

     In March 1998, the American Booksellers Association (ABA) and 26 independent bookstores filed a lawsuit in the United States District Court for the Northern District of California against the Company and Borders Group Inc. (Borders) alleging violations of the Robinson-Patman Act, the California Unfair Trade Practice Act and the California Unfair Competition Law. The Complaint seeks injunctive and declaratory relief; treble damages on behalf of each of the bookstore plaintiffs, and, with respect to the California bookstore plaintiffs, any other damages permitted by California law; disgorgement of money, property and gains wrongfully obtained in connection with the purchase of books for resale, or offered for resale, in California from March 18, 1994 until the action is completed and pre-judgment interest on any amounts awarded in the action, as well as attorney fees and costs. In November 1998, six other independent booksellers instituted an action in the same court against the same defendants asserting similar claims and seeking similar relief. The Company intends to vigorously defend both actions.

     In August 1998, The Intimate Bookshop, Inc. and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against the Company, Borders, Amazon.com, Inc., certain publishers and others alleging violation of the Robinson-Patman Act and other federal law, New York statutes governing trade practices and common law. The Complaint seeks certification of a class consisting of all retail booksellers in the United States, whether or not currently in business, which were in business and were members of the ABA at any time during the four year period preceding the filing of the Complaint. The Complaint alleges that the named plaintiffs have suffered damages of $11.25 million or more and requests treble damages on behalf of the named plaintiffs and each of the purported class members, as well as of injunctive and declaratory relief (including an injunction requiring the closure of all of defendants' stores within 10 miles of any location where plaintiff either has or had a retail bookstore during the four years preceding the filing of the Complaint, and prohibiting the opening by defendants of any bookstore in such areas for the next 10 years), disgorgement of alleged discriminatory discounts, rebates, deductions and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED    BARNES & NOBLE, INC.1998


payments, punitive damages, interest, costs, attorneys fees and other relief. Many of the allegations in the Complaint are similar to those contained in the action instituted by the ABA and 26 bookseller plaintiffs against the Company in March of 1998. The Company intends to vigorously defend the action.

     In November 1998, a former bookstore chain in Texas which has filed for bankruptcy protection, filed an amended complaint in an action in the Bankruptcy Court for the Northern District of Texas against the Company alleging various antitrust and related claims. Among other things, the plaintiff alleges that the Company conspired with national book publishers to obtain lower prices and to monopolize the Dallas/Fort Worth book retail market. The plaintiff is seeking $11 million in actual damages, plus treble damages, punitive damages, and attorneys' fees. The Company intends to vigorously defend this action.

     In addition to the above actions, various claims and lawsuits arising in the normal course of business are pending against the Company. The subject matter of these proceedings primarily includes commercial disputes and employment issues. The results of these proceedings are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

13. Certain Relationships and Related Transactions

     The Company leases space for its executive offices in properties in which a principal shareholder/director/executive officer of the Company has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $1,316, $1,309 and $1,307 in fiscal years 1998, 1997 and 1996, respectively.

     Marboro Books Corp., the Company's mail-order subsidiary, leases a 76,000 square foot office/warehouse from a partnership in which a principal shareholder/director/ executive officer of the Company has a 50% interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid $737, $743 and $665 in fiscal years 1998, 1997 and 1996, respectively.

     The Company is provided with certain package shipping services by the LTA Group, Inc. (LTA), a company in which the brother of a principal shareholder/director/executive officer of the Company acquired a 20% interest during fiscal 1996. The Company paid LTA $12,571, $11,528 and $9,100 for such services during fiscal years 1998, 1997 and 1996, respectively.

     The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by a principal shareholder/director/executive officer of the Company, subleases space for its executive offices. Occupancy costs allocated by the Company to B&N College for this space totaled $725, $634 and $544 for the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997, respectively. In connection with the space, the Company reimbursed B&N College during fiscal 1997, for a landmark tax credit totaling $726.

     B&N College also allocated certain operating costs it incurred on behalf of the Company. These charges are included in the accompanying consolidated statements of operations and approximated $48, $75 and $115 for fiscal 1998, 1997 and 1996, respectively. The Company charged B&N College $972 and $473 for fiscal years ended January 30, 1999 and January 31, 1998, respectively, for capital expenditures, business insurance, and other operating costs incurred on their behalf.

     The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company's usage. Such costs which include fuel, insurance, personnel and other costs approximate $1,760, $1,910 and $1,685 during fiscal 1998, fiscal 1997 and fiscal 1996, respectively, and are included in the accompanying consolidated statements of operations.

     On November 27, 1996, Babbage's Etc. LLC (Babbage's), a company owned by a principal shareholder/director/executive officer of the Company, acquired substantially all of the assets of Software Etc. Stores, Inc. (Software), a company (formerly a division of the Company) in which two principal shareholder-directors had an ownership interest, and assumed the operations of 14 retail software departments located within Barnes & Noble stores. As of January 30, 1999 there are 13 of these departments remaining. The Company pays all rent related to these properties for which it receives a license fee from Babbage's equal to 7.0% of the gross sales of such departments. The Company also provides real estate and construction services to Babbage's and purchases business insurance on its behalf for which the Company is reimbursed for its incremental costs to provide such services. The Company charged Software and Babbage's, on a combined basis, $1,396, $1,430 and $1,282 during fiscal 1998, 1997 and 1996, respectively, for such services, license fees, rent, operating costs, insurance costs and benefits coverage. Babbages also purchases merchandise from the Company at prices equal to the Company's cost to obtain and ship the merchandise.

     barnesandnoble.com purchased $33,444 and $4,997 of merchandise from the Company during fiscal 1998 and 1997, respectively, and barnesandnoble.com expects to source most of its purchases through the Company in the future. The Company has entered into an agreement (the Supply Agreement) with barnesandnoble.com whereby the Company charges barnesandnoble.com the costs associated with such purchases plus incremental overhead incurred by the Company in connection with providing such inventory. The Supply Agreement is subject to certain termination provisions.

     The Company has entered into agreements (the Service Agreements) whereby barnesandnoble.com receives various services from the Company, including, among others, services

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED    BARNES & NOBLE, INC.1998


for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, traffic, fulfillment and telecommunications. In accordance with the terms of such agreements the Company has received, and expects to continue to receive, fees in an amount equal to the direct costs plus incremental expenses associated with providing such services. The Company received $856 and $250 for such services during fiscal 1998 and 1997, respectively.

14. Selected Quarterly Financial Information (Unaudited)

     A summary of quarterly financial information for each of the last two fiscal years is as follows:


Fiscal 1998 Quarter End                         April          July         October         January        Total Fiscal
On or About                                      1998          1998           1998            1999           Year 1998
---------------------------------------------------------------------------------------------------------------------------
Sales                                        $656,976        662,507       656,837       1,029,288           3,005,608
Gross profit                                  172,387        179,844       182,967         327,693             862,891
Equity in net loss of
     barnesandnoble.com llc(1)                (13,603)       (23,003)      (20,472)        (14,256)            (71,334)
     Net earnings (loss)(2)                    (3,335)        (5,709)       (4,596)        106,016              92,376
Basic earnings (loss) per common share          (0.05)         (0.08)        (0.07)           1.54                1.35
Diluted earnings (loss) per common share        (0.05)         (0.08)        (0.07)           1.47                1.29


Fiscal 1997 Quarter End                         April          July         October         January        Total Fiscal
On or About                                      1997          1997           1997            1998           Year 1997
---------------------------------------------------------------------------------------------------------------------------

Sales                                        $595,731        617,748       614,831         968,542           2,796,852
Gross profit                                  147,514        158,813       164,514         306,720             777,561
     Earnings (loss) before extraordinary
        charge                                 (3,861)        (1,366)           65          69,830              64,668
     Net earnings (loss)                       (3,861)        (1,366)           65          58,331              53,169
Basic earnings (loss) per common share
     Earnings (loss) before extraordinary
        charge                                  (0.06)         (0.02)         0.00            1.03                0.96
     Net earnings (loss)                        (0.06)         (0.02)         0.00            0.86                0.79
Diluted earnings (loss) per common share
     Earnings (loss) before extraordinary
        charge                                  (0.06)         (0.02)         0.00            0.98                0.93
     Net earnings (loss)                        (0.06)         (0.02)         0.00            0.81                0.76
---------------------------------------------------------------------------------------------------------------------------


(1) As a result of the formation of barnesandnoble.com llc on October 31, 1998, each quarter of fiscal 1998 presents the Company's equity in net loss of barnesandnoble.com llc as a separate line item in accordance with the equity method of accounting. Accordingly, the first three quarters of fiscal 1998 reflect the Company's one-hundred percent equity in net losses of barnesandnoble.com and the fourth quarter reflects the Company's fifty percent interest in the net losses of barnesandnoble.com. Fiscal 1997 reflects the operations of barnesandnoble.com as a consolidated wholly owned subsidiary for each quarter presented.
(2) Included in net earnings for the fourth quarter of fiscal 1998 is a pre-tax gain on the formation of barnesandnoble.com llc of $63,759 ($37,618 after tax) or $0.55 and $0.52 per basic and diluted common share, respectively.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Barnes & Noble, Inc.

     We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the fiscal years ended January 30, 1999, January 31, 1998, and February 1, 1997, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and its subsidiaries as of January 30, 1999 and January 31, 1998 and the results of their operations and their cash flows for the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997, in conformity with generally accepted accounting principles.

New York, New York
March 10, 1999


/s/ BDO Seidman, LLP

BDO Seidman, LLP