Form 10-K405, Exhibit 13
period 2001-02-03
BARNES & NOBLE INC
filed 2001-05-04
CIK 890491

EXHIBIT 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 53 weeks ended February 3, 2001 (fiscal
2000), the 52 weeks ended January 29, 2000 (fiscal 1999) and the 52 weeks ended January 30, 1999 (fiscal 1998) and the Balance Sheet Data as of February 3, 2001 and January 29, 2000 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended January 31, 1998 (fiscal 1997) and the 53 weeks ended February 1, 1997 (fiscal 1996) and the Balance Sheet Data as of January 30, 1999, January 31, 1998 and February 1, 1997 are derived from audited consolidated financial statements not included in this report. Certain prior-period amounts have been reclassified for comparative purposes.

Fiscal Year                                        2000(1)(2)         1999(3)           1998             1997             1996
                                                  ------------     ------------     ------------     ------------     ------------
(Thousands of dollars, except per share data)

STATEMENT OF OPERATIONS DATA:
Sales
   Barnes & Noble stores(4)                       $  3,169,591        2,821,549        2,515,352        2,245,531        1,861,177
   B. Dalton stores(5)                                 372,230          426,018          468,414          509,389          564,926
   Barnes & Noble.com                                       --               --               --           14,601               --
   Other                                                76,419           14,728           21,842           27,331           22,021
                                                  ------------     ------------     ------------     ------------     ------------
       Total bookstore sales                         3,618,240        3,262,295        3,005,608        2,796,852        2,448,124

   Video game and entertainment software
     stores(6)                                         757,564          223,748               --               --               --
                                                  ------------     ------------     ------------     ------------     ------------

     Total sales                                     4,375,804        3,486,043        3,005,608        2,796,852        2,448,124
Cost of sales and occupancy                          3,169,724        2,483,729        2,142,717        2,019,291        1,785,392
                                                  ------------     ------------     ------------     ------------     ------------

   Gross profit                                      1,206,080        1,002,314          862,891          777,561          662,732
Selling and administrative expenses                    812,992          651,099          580,609          542,336          467,777
Depreciation and amortization                          144,760          112,304           88,345           76,951           59,806
Pre-opening expenses                                     7,669            6,801            8,795           12,918           17,571
Impairment charge(7)                                   106,833               --               --               --               --
                                                  ------------     ------------     ------------     ------------     ------------

   Operating profit                                    133,826          232,110          185,142          145,356          117,578
Interest expense, net and amortization of
   deferred financing fees(8)                          (53,541)         (23,765)         (24,412)         (37,666)         (38,286)
Equity in net loss of Barnes & Noble.com(9)           (103,936)         (42,047)         (71,334)              --               --
Gain on formation of Barnes & Noble.com(10)                 --           25,000           63,759               --               --
Other income (expense)(11)                              (9,346)          27,337            3,414            1,913            2,090
                                                  ------------     ------------     ------------     ------------     ------------
   Earnings (loss) before provision for
     income taxes, extraordinary charge and
     cumulative effect of a change in
     accounting principle                              (32,997)         218,635          156,569          109,603           81,382
Provision for income taxes                              18,969           89,637           64,193           44,935           30,157
                                                  ------------     ------------     ------------     ------------     ------------

   Earnings (loss) before extraordinary
     charge and cumulative effect of a
     change in accounting principle                    (51,966)         128,998           92,376           64,668           51,225
Extraordinary charge(12)                                    --               --               --          (11,499)              --
Cumulative effect of a change in accounting
   principle                                                --           (4,500)              --               --               --
                                                  ------------     ------------     ------------     ------------     ------------


   Net earnings (loss)                            $    (51,966)         124,498           92,376           53,169           51,225
                                                  ============     ============     ============     ============     ============

Earnings (loss) per common share
   Basic
     Earnings (loss) before extraordinary
       charge and cumulative effect of a
       change in accounting principle             $      (0.81)            1.87             1.35             0.96             0.77
     Extraordinary charge                         $         --               --               --            (0.17)              --

Fiscal Year                                        2000(1)(2)         1999(3)           1998             1997             1996
                                                  ------------     ------------     ------------     ------------     ------------
(Thousands of dollars, except per share data)

     Cumulative effect of a change in
       accounting principle                       $         --            (0.07)              --               --               --
     Net earnings (loss)                          $      (0.81)            1.80             1.35             0.79             0.77

   Diluted
     Earnings (loss) before extraordinary
       charge and cumulative effect of a
       change in accounting principle             $      (0.81)            1.81             1.29             0.93             0.75
     Extraordinary charge                         $         --               --               --            (0.17)              --
     Cumulative effect of a change in
       accounting principle                       $         --            (0.06)              --               --               --
     Net earnings (loss)                          $      (0.81)            1.75             1.29             0.76             0.75

Weighted average common shares outstanding
   Basic                                            64,341,000       69,005,000       68,435,000       67,237,000       66,103,000
   Diluted                                          64,341,000       71,354,000       71,677,000       69,836,000       67,886,000



OTHER OPERATING DATA:
Number of stores
   Barnes & Noble stores(4)                                569              542              520              483              431
   B. Dalton stores(5)                                     339              400              489              528              577
   Video game and entertainment software
     stores(6)                                             978              526               --               --               --
                                                  ------------     ------------     ------------     ------------     ------------
     Total                                               1,886            1,468            1,009            1,011            1,008
                                                  ============     ============     ============     ============     ============

Comparable store sales increase
   (decrease)(13)
   Barnes & Noble stores(4)                                4.9%             6.1%             5.0%             9.4%             7.3%
   B. Dalton stores(5)                                    (1.7)             0.1             (1.4)            (1.1)            (1.0)
   Video game and entertainment software
     stores(6)                                            (6.7)            12.5               --               --               --

Capital expenditures                              $    134,292          146,294          141,378          121,903          171,885

BALANCE SHEET DATA:
Working capital                                   $    520,178          318,668          315,989          264,719          212,692
Total assets                                      $  2,557,476        2,413,791        1,807,597        1,591,171        1,446,647
Long-term debt                                    $    666,900          431,600          249,100          284,800          290,000
Shareholders' equity                              $    777,677          846,360          678,789          531,755          455,989

(1) Fiscal 2000 includes the results of operations of Funco, Inc. from June 14, 2000, the date of acquisition.

(2) In fiscal 2000, the Company acquired a controlling interest in Calendar Club L.L.C. (Calendar Club); the Company's consolidated statement of operations includes results of operations of Calendar Club for the full year. Prior to fiscal 2000, the Company included its equity in the results of operations of Calendar Club as part of other income (expense).

(3) Fiscal 1999 includes the results of operations of Babbage's Etc. LLC from October 28, 1999, the date of acquisition.

(4)      Also includes nine Bookstop and 22 Bookstar stores as of February 3,
         2001.

(5) Also includes eight Doubleday Book Shops, two Scribner's Bookstores and four smaller format bookstores operated under the Barnes & Noble trade name representing the Company's original retail strategy as of February 3, 2001.

(6) Includes 396 FuncoLand stores, 261 Software Etc. stores, 212 Babbage's stores, 102 GameStop stores and seven smaller format stores as of February 3, 2001.

(7) Represents a non-cash charge to operating earnings to adjust the carrying value of certain assets, primarily goodwill relating to the purchase of B. Dalton and other mall bookstore assets.

(8) Interest expense for fiscal 2000, 1999, 1998, 1997 and 1996 is net of interest income of $939, $1,449, $976, $446 and $2,288, respectively.

(9) On November 12, 1998, the Company and Bertelsmann AG (Bertelsmann) completed the formation of a limited liability company to operate the online retail bookselling operations of the Company's wholly owned subsidiary, barnesandnoble.com inc., which had begun operations in fiscal 1997. As a result of the formation of barnesandnoble.com llc (Barnes & Noble.com), the Company began accounting for its interest in Barnes & Noble.com under the equity method of accounting as of the beginning of fiscal 1998. Fiscal 1998 reflects a 100 percent equity interest in Barnes & Noble.com for the first three quarters ended October 31, 1998 (also the effective date of the limited liability company agreement), and a 50 percent equity interest beginning on November 1, 1998 through the end of the fiscal year. As a result of the initial public offering (IPO) for the Barnes & Noble.com business on May 25, 1999, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. Accordingly, the Company's share in the net loss of Barnes & Noble.com for fiscal 1999 was based on a 50 percent equity interest from the beginning of fiscal 1999 through May 25, 1999 and 40 percent through the end of the fiscal year. In November 2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain), the third largest online bookseller. Barnes & Noble.com issued shares of its common stock to Fatbrain shareholders. As a result of this merger, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. Accordingly, the Company's share in the net losses of Barnes & Noble.com for fiscal 2000 was based on an approximate 40 percent equity interest from the beginning of fiscal 2000 through November 2000 and approximately 36 percent thereafter.

(10) As a result of the formation of the limited liability company, the Company recognized a pre-tax gain during fiscal 1998 in the amount of $126,435, of which $63,759 has been recognized in earnings based on the $75,000 received directly from Bertelsmann and $62,676 ($36,351 after taxes) has been reflected in additional paid-in capital based on the Company's share of the incremental equity of the joint venture resulting from the $150,000 Bertelsmann contribution. As a result of the Barnes & Noble.com IPO, the Company recorded an increase in additional paid-in capital of $200,272 ($116,158 after taxes) representing the Company's incremental share in the equity in Barnes & Noble.com. In addition, the Company recognized a pre-tax gain of $25,000 in fiscal 1999 as a result of cash received in connection with the joint venture agreement with Bertelsmann.

(11) Included in other expense in fiscal 2000 are losses of $9,730 from the Company's equity investments. Included in other income in fiscal 1999 are pre-tax gains of $22,356 and $10,975 recognized in connection with the Company's investments in NuvoMedia Inc. and Chapters Inc., respectively, as well as a one-time charge of $5,000 attributable to the termination of the Ingram Book Group acquisition and losses from equity investments of $994.

(12) Reflects a net extraordinary charge during fiscal 1997 due to the early extinguishment of debt, consisting of: (i) a pre-tax charge of $11,281 associated with the redemption premium on the Company's senior subordinated notes; (ii) the associated write-off of $8,209 of unamortized deferred finance costs; and (iii) the related tax benefits of $7,991 on the extraordinary charge.

(13) Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open for 15 months for Barnes & Noble stores (due to the high sales volume associated with grand openings) and 12 months for B. Dalton stores. Comparable store sales include relocated Barnes & Noble stores and exclude B. Dalton stores which the Company has closed or has a formal plan to close. Comparable store sales increase (decrease) for the video game and entertainment software stores are calculated on a 52-week basis, and include sales of stores that have been open for 12 months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, "fiscal 2000" represents the 53 weeks ended February 3, 2001, "fiscal 1999" represents the 52 weeks ended January 29, 2000 and "fiscal 1998" represents the 52 weeks ended January 30, 1999.

GENERAL

        Barnes & Noble, Inc. (Barnes & Noble or the Company), the nation's largest bookseller(*), as of February 3, 2001 operates 908 bookstores and 978 video game and entertainment software stores. Of the 908 bookstores, 569 operate under the Barnes & Noble Booksellers, Bookstop and Bookstar trade names (32 of which were opened in fiscal 2000) and 339 operate under the B. Dalton Bookseller, Doubleday Book Shops and Scribner's Bookstore trade names. Through its approximate 36 percent interest in barnesandnoble.com llc (Barnes & Noble.com), the Company is one of the largest sellers of books on the Internet and is the premier bookseller on America Online's (AOL) proprietary network, the Yahoo! Inc. (Yahoo) directory and Microsoft Network (MSN). The Company, through its acquisitions of Babbage's Etc. LLC (Babbage's Etc.) and Funco, Inc. (Funco), is the nation's largest video game and PC entertainment software specialty retailer operating 978 video game and entertainment software stores under the Babbage's, Software Etc., GameStop and FuncoLand trade names, and a Web site, gamestop.com and Game Informer, one of the largest video game magazines with circulation of over 200,000. The Company employed approximately 48,000 full- and part-time employees as of February 3, 2001.

        Barnes & Noble is the nation's largest operator of book "super" stores(1) with 569 Barnes & Noble bookstores located in 49 states and the District of Columbia as of February 3, 2001. With more than 30 years of bookselling experience, management has a strong sense of customers' changing needs and the Company leads book retailing with a "community store" concept. Barnes & Noble's typical bookstore offers a comprehensive title base, a cafe, a children's section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children's activities, that make each Barnes & Noble bookstore an active part of its community.

        Barnes & Noble bookstores range in size from 10,000 to 60,000 square feet depending upon market size, and each store features an authoritative selection of books, ranging from 60,000 to 200,000 titles. The comprehensive title selection is diverse and reflects local interests. In addition, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers represent only three percent of Barnes & Noble bookstore sales. Complementing this extensive on-site selection, all Barnes & Noble bookstores provide customers with access to the millions of books available to online shoppers while offering an option to have the book sent to the store or shipped directly to the customer. All Barnes & Noble bookstores are equipped with the BookMaster in-store operating system which enhances the Company's merchandise replenishment system, resulting in higher in-stock positions and better productivity at the store level through efficiencies in receiving, cashiering and returns processing.

         During fiscal 2000, the Company added 0.8 million square feet to the Barnes & Noble bookstore base, bringing the total square footage to 13.4 million square feet, a six percent increase over the prior


------------------
*Based upon sales reported in trade publications and public filings.

year. Barnes & Noble bookstores contributed more than 88 percent of the Company's total bookstore sales in fiscal 2000. The Company plans to open between 40 and 45 Barnes & Noble bookstores in fiscal 2001 which are expected to average 26,000 square feet in size.

        At the end of fiscal 2000, the Company operated 339 B. Dalton bookstores in 45 states and the District of Columbia. B. Dalton bookstores employ merchandising strategies that target the "Middle-American" consumer book market, offering a wide range of bestsellers and general-interest titles. Most B. Dalton bookstores range in size from 2,800 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of "super" stores in nearby locations continues to have a significant adverse impact on B. Dalton bookstores.

        The Company is continuing to execute a strategy to maximize returns from its B. Dalton bookstores in response to declining sales attributable primarily to "super" store competition. Part of the Company's strategy has been to close underperforming stores, which has resulted in the closing of between 40 and 90
B. Dalton bookstores per year since 1989.

        In 1998, the Company and Bertelsmann AG (Bertelsmann) completed the formation of a limited liability company to operate the online retail bookselling operations of the Company's wholly owned subsidiary, barnesandnoble.com inc. The new entity, barnesandnoble.com llc (Barnes & Noble.com), was formed by combining the online bookselling operations of the Company with funds contributed by the international media company Bertelsmann, one of the largest integrated media companies in the world. In 1999, Barnes & Noble.com Inc. completed an initial public offering (IPO) of 28.75 million shares of Class A Common Stock and used the proceeds to purchase a 20 percent interest in Barnes & Noble.com. As a result, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com from the date of the IPO through November 2000. In November 2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain), the third largest online bookseller. Barnes & Noble.com issued shares of its common stock to Fatbrain shareholders. As a result of this merger, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. Accordingly, the Company's share in the net losses of Barnes & Noble.com for fiscal 2000 was based on an approximate 40 percent equity interest from the beginning of fiscal 2000 through November 2000 and approximately 36 percent thereafter.

        According to Media Metrix, in January 2001, Barnes & Noble.com was the fourth-most-trafficked shopping site and was among the top 50 largest Web properties on the Internet. Focused largely on the sale of books, music, DVDs/videos, magazines and related products, Barnes & Noble.com has capitalized on the recognized brand value of the Barnes & Noble name to become the second largest online distributor of books. Customers can choose from millions of new and out-of-print titles, a comprehensive selection of new and used college textbooks and a variety of eBooks. Barnes & Noble.com also features Barnes & Noble Online University, a free online education resource offering courses through its Web site. The broad-based curriculum covers a range of subjects, from gardening and classical music to Shakespeare and organizing stock portfolios. Each course includes recommended study material, including books and other products available for purchase through the Web site. Barnes & Noble.com's video store features tens of thousands of movie titles available in both DVD and VHS formats, more than 65,000 cast and crew filmographies, movie reviews and ratings, as well as editorial recommendations on the best and most significant movies. Barnes & Noble.com recently opened an eBookStore, featuring Microsoft Reader(TM) technology for desktop PCs and laptop computers. The eBookStore is the first online retail bookstore to offer eBooks for the Microsoft Reader(TM), and features titles from more than 30 publishers.

        With access to Barnes & Noble's more than 880,000 in-stock titles, Barnes & Noble.com has the largest standing inventory of any online bookseller ready for immediate delivery. The URL http://www.bn.com makes the site easy to find. The Barnes & Noble.com affiliate network has more than 300,000 members and maintains strategic alliances with major Web portals and content sites, such as AOL, Yahoo and MSN. Barnes & Noble.com is also a leader in business-to-business e-commerce with the industry's leading Business Solutions division, Fatbrain. Fatbrain's Web-based services reach more than 3.5 million employee desktops at nearly 350 Fortune 1000 companies worldwide. There are more than 500 individual Fatbrain co-branded corporate online bookstores and information resource centers, most of which are accessed using the sponsoring organizations' corporate intranets.

         Barnes & Noble further differentiates its product offerings from those of its competitors by publishing books under its own imprints for sale in its retail stores and through Barnes & Noble.com's online and direct-mail book sales. With publishing and distribution rights to over 2,500 titles, Barnes & Noble Books offers customers high-quality books at exceptional values, while generating attractive gross margins.

        As a result of its acquisitions of Babbage's Etc. and Funco in October 1999 and June 2000, respectively, the Company is the nation's largest video game and PC entertainment software specialty retailer. The Company owns and operates 978 video game and entertainment software stores located in 49 states, Puerto Rico and Guam. The Company's video game and entertainment software stores range in size from 500 to 5,000 square feet (averaging 1,500 square feet) depending upon market demographics. Stores feature video game hardware and software, PC entertainment software and a multitude of accessories.

RESULTS OF OPERATIONS

        The Company's sales, operating profit, comparable store sales, store openings, store closings, number of stores open and square feet of selling space at year end are set forth below:

FISCAL YEAR                                              2000                 1999                1998
                                                      -----------          -----------         -----------
(Thousands of dollars)
SALES
Bookstores (1)                                        $ 3,618,240            3,262,295           3,005,608
Video game and entertainment software stores              757,564              223,748                  --
                                                      -----------          -----------         -----------
   Total                                              $ 4,375,804            3,486,043           3,005,608
                                                      ===========          ===========         ===========

OPERATING PROFIT (2)
Bookstores (1)                                        $   127,812              216,678             185,142
Video game and entertainment software stores                6,014               15,432                  --
                                                      -----------          -----------         -----------
   Total                                              $   133,826              232,110             185,142
                                                      ===========          ===========         ===========

COMPARABLE STORE SALES INCREASE (DECREASE) (3)
Barnes & Noble stores                                         4.9%                 6.1%                5.0%
B. Dalton stores                                             (1.7)                 0.1                (1.4)
Video game and entertainment software stores                 (6.7)                12.5                  --

STORES OPENED
Barnes & Noble stores                                                 32                38                50
B. Dalton stores                                                      --                --                 4
Video game and entertainment software stores                          65                --                --
                                                                  ------            ------            ------
   Total                                                              97                38                54
                                                                  ======            ======            ======

STORES CLOSED
Barnes & Noble stores                                                  5                16                13
B. Dalton stores                                                      61                89                43
Video game and entertainment software stores                          17                --                --
                                                                  ------            ------            ------
   Total                                                              83               105                56
                                                                  ======            ======            ======

NUMBER OF STORES OPEN AT YEAR END
Barnes & Noble stores                                                569               542               520
B. Dalton stores                                                     339               400               489
Video game and entertainment software stores (4)                     978               526                --
                                                                  ------            ------            ------
   Total                                                           1,886             1,468             1,009
                                                                  ======            ======            ======

SQUARE FEET OF SELLING SPACE AT YEAR END (IN MILLIONS)
Barnes & Noble stores                                               13.4              12.7              11.9
B. Dalton stores                                                     1.4               1.6               1.9
Video game and entertainment software stores                         1.5               0.8                --
                                                                  ------            ------            ------
   Total                                                            16.3              15.1              13.8
                                                                  ======            ======            ======

(1) As a result of the Company's additional investment in Calendar Club L.L.C. (Calendar Club) in fiscal 2000, the consolidated statement of operations includes the operations of Calendar Club for the full year. Included in fiscal 2000 are sales and operating profits associated with Calendar Club of $66,301 and $1,395, respectively. Prior to fiscal 2000, the Company's consolidated statement of operations included its equity in the results of operations of Calendar Club as a component of other income (expense). The Company's equity in the net earnings of Calendar Club for fiscal 1999 and fiscal 1998 were $1,228 and $2,274, respectively.

(2) Fiscal 2000 operating profit is net of a non-cash impairment charge of $106,833.

(3) Comparable store sales for Barnes & Noble stores are determined using stores open at least 15 months, due to the high sales volume associated with grand openings. Comparable store sales for B. Dalton stores are determined using stores open at least 12 months. Comparable store sales for the video game and entertainment software stores include sales of stores that have been open for 12 months.

(4)  Includes FuncoLand stores acquired in June 2000.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

FISCAL YEAR                                                     2000                  1999                  1998
                                                              --------              --------              --------
Sales                                                            100.0%                100.0%                100.0%
Cost of sales and occupancy                                       72.4                  71.2                  71.3
                                                              --------              --------              --------

   Gross margin                                                   27.6                  28.8                  28.7
Selling and administrative expenses                               18.6                  18.7                  19.3
Depreciation and amortization                                      3.3                   3.2                   2.9
Pre-opening expenses                                               0.2                   0.2                   0.3
Impairment charge                                                  2.4                    --                    --
                                                              --------              --------              --------

   Operating margin                                                3.1                   6.7                   6.2
Interest expense, net and amortization of deferred
   financing fees                                                 (1.2)                 (0.7)                 (0.8)
Equity in net loss of Barnes & Noble.com                          (2.4)                 (1.2)                 (2.4)
Gain on formation of Barnes & Noble.com                             --                   0.7                   2.1
Other income (expense)                                            (0.2)                  0.8                   0.1
                                                              --------              --------              --------

   Earnings (loss) before provision for income
     taxes and cumulative effect of a change in
     accounting principle                                         (0.7)                  6.3                   5.2
Provision for income taxes                                         0.4                   2.6                   2.1
                                                              --------              --------              --------

   Earnings (loss) before cumulative effect of a
     change in accounting principle                               (1.1)                  3.7                   3.1
   Cumulative effect of a change in accounting
     principle                                                      --                  (0.1)                   --
                                                              --------              --------              --------

Net earnings (loss)                                               (1.1)%                 3.6%                  3.1%
                                                              ========              ========              ========

53 WEEKS ENDED FEBRUARY 3, 2001 COMPARED WITH 52 WEEKS ENDED JANUARY 29, 2000

Sales

        The Company's sales increased $889.8 million or 25.5% during fiscal 2000 to $4.376 billion from $3.486 billion during fiscal 1999. Contributing to this improvement was an increase of $533.8 million attributable to the inclusion of sales from Babbage's Etc. and Funco (Video Game & Entertainment Software). Through its acquisitions of Babbage's Etc. in October 1999 and Funco in June 2000 (the Acquisitions), the Company has become the nation's largest video game and PC entertainment software specialty retailer. Fiscal 2000 sales from Barnes & Noble "super" stores, which contributed 72.4% of total sales or 87.6% of total bookstore sales, increased 12.3% to $3.170 billion from $2.822 billion in fiscal 1999.

        The increase in bookstore sales was primarily attributable to the 4.9% growth in Barnes & Noble comparable store sales, full year sales from the 38 new stores opened during fiscal 1999 and the opening of an additional 32 Barnes & Noble stores during fiscal 2000. This increase was partially offset by declining sales of B. Dalton, due to 61 store closings and a comparable store sales decline of (1.7%) in fiscal 2000.

         Video Game & Entertainment Software sales during fiscal 2000 increased to $757.6 million from $223.7 million during fiscal 1999. This increase in sales was attributable to the inclusion of a full year of Babbage's Etc.'s sales in fiscal 2000 compared with sales for the fourth quarter only in fiscal 1999, as well as the inclusion of Funco sales for approximately one-half of fiscal 2000. Comparable store sales as if Babbage's Etc. and Funco had been included for the entire 52-week period decreased 6.7%.

Cost of Sales and Occupancy

         The Company's cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues and lease-required advertising.

        Cost of sales and occupancy increased to $3.170 billion in fiscal 2000 from $2.484 billion in fiscal 1999 primarily due to the increase in Video Game & Entertainment Software's cost of sales and occupancy as a result of the Acquisitions. The Company's gross margin rate decreased to 27.6% in fiscal 2000 from 28.8% in fiscal 1999. This decrease was primarily attributable to lower gross margins in the video game and entertainment software stores, partially offset by improved leverage on occupancy costs as well as a favorable product mix in the bookstores.

Selling and Administrative Expenses

        Selling and administrative expenses increased $161.9 million, or 24.9% to $813.0 million in fiscal 2000 from $651.1 million in fiscal 1999 primarily due to the increase in Video Game & Entertainment Software's selling and administrative expenses as a result of the Acquisitions. Selling and administrative expenses decreased slightly to 18.6% of sales during fiscal 2000 from 18.7% during fiscal 1999.

Depreciation and Amortization

        Depreciation and amortization increased $32.5 million, or 28.9%, to $144.8 million in fiscal 2000 from $112.3 million in fiscal 1999. The increase was primarily the result of the increase in Video Game & Entertainment Software's depreciation and amortization as a result of the Acquisitions, as well as depreciation related to the Barnes & Noble stores opened during fiscal 2000 and fiscal 1999.

Pre-Opening Expenses

         Pre-opening expenses increased in fiscal 2000 to $7.7 million from $6.8 million in fiscal 1999. This increase was the result of additional labor used to facilitate the rollout of the new Barnes & Noble bookstores as well as the opening of 65 new video game and entertainment software stores.

Impairment Charge

    During fiscal 2000, the Company recorded a non-cash charge to operating earnings of $106.8 million ($92.4 million after taxes or $1.44 per share). This charge included approximately $69.9 million of goodwill and $32.4 million of property, plant and equipment related to the book business, primarily goodwill associated with the purchase of B. Dalton and other mall bookstore assets. The Company's mall-based bookstores have experienced significant declines in sales and profitability as a result of increased competition from book "super" stores and Internet book retailers. In fiscal 2000, B. Dalton comparable store sales declined (1.7%) compared with an increase in comparable store sales of 0.1% in fiscal 1999. As a result, the anticipated future cash flows from certain stores were no longer sufficient to recover the carrying value of the underlying assets. Also, included in this charge were other charges of $4.5 million related to the write-off of certain investments which had continuing adverse financial results.

Operating Profit

        Operating profit decreased to $133.8 million in fiscal 2000 from $232.1 million in fiscal 1999. Operating profit, before the effect of the $106.8 million impairment charge, increased $8.5 million to $240.7 million during fiscal 2000. Bookstore operating profit, before the effect of the $106.8 million impairment charge, increased 8.3% to $234.6 million. Bookstore operating margin, before the effect of the impairment charge, decreased slightly to 6.5% of sales during fiscal 2000 from 6.6% of sales in fiscal 1999 as a result of the inclusion of Calendar Club operating results.

Interest Expense, Net and Amortization of Deferred Financing Fees

         Interest expense, net of interest income, and amortization of deferred financing fees, increased $29.7 million to $53.5 million in fiscal 2000 from $23.8 million in fiscal 1999. This increase was primarily the result of the increased borrowings under the Company's revolving credit facility used to support the Company's Acquisitions and the common stock repurchase program.

Equity in Net Loss of Barnes & Noble.com

        As a result of the Barnes & Noble.com Inc. IPO on May 25, 1999, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. Accordingly, the Company's share in the net loss of Barnes & Noble.com for fiscal 1999 was based on a 50 percent equity interest from the beginning of fiscal 1999 through May 25, 1999 and 40 percent through the end of 1999. The Company's equity in the net loss of Barnes & Noble.com for fiscal 1999 was $42.0 million. In November 2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain), the third largest online bookseller. Barnes & Noble.com issued shares of its common stock to Fatbrain shareholders. As a result of this merger, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. Accordingly, the Company's share in the net losses of Barnes & Noble.com for fiscal 2000 was based on an approximate 40 percent equity interest from the beginning of fiscal 2000 through November 2000 and approximately 36 percent thereafter. The Company's equity in the net loss of Barnes & Noble.com for fiscal 2000 was $103.9 million.

Gain on Formation of Barnes & Noble.com

         Under the terms of the November 12, 1998 joint venture agreement between the Company and Bertelsmann, the Company received a $25.0 million payment from Bertelsmann in fiscal 1999 in connection with the Barnes & Noble.com Inc. IPO.

Other Income (Expense)

         Other expense of ($9.3) million in fiscal 2000 was primarily due to the equity losses of iUniverse.com. Other income of $27.4 million in fiscal 1999 was primarily attributable to a one-time gain of $11.0 million on the partial sale of Chapters Inc. (Chapters), a one-time gain of $22.4 million in connection with the sale of its investment in NuvoMedia Inc. (NuvoMedia) to Gemstar International Ltd., partially offset by a one-time charge of ($5.0) million attributable to the termination of the planned Ingram Book Group (Ingram) acquisition.

Provision for Income Taxes

        Barnes & Noble's effective tax rate in fiscal 2000 increased to (57.5) percent compared with 41.0 percent during fiscal 1999. The fiscal 2000 increase was primarily related to the goodwill write-down associated with the impairment charge, which provided no tax benefit.

Earnings (Loss)

        As a result of the factors discussed above, the Company reported a consolidated net loss of ($52.0) million (or ($0.81) per share). The Company's earnings, before the effect of the impairment charge, were $40.5 million during fiscal 2000 compared with $124.5 million during fiscal 1999. Components of earnings per share are as follows:

Fiscal Year                                                          2000                   1999
                                                                   --------                 ----
Retail Earnings Per Share
      Bookstores                                                   $   1.85                 1.62
      Video Game & Entertainment Software Stores                      (0.16)                0.10
                                                                   --------                 ----
Retail EPS                                                         $   1.69                 1.72

EPS Impact of Investing Activities
      Cash:
      Gain on Barnes & Noble.com                                   $     --                 0.21
      Gain on partial sale of Chapters                                   --                 0.09

      Non-cash:
      Share in net losses of Barnes & Noble.com                       (0.98)               (0.35)
      Share of net losses from other equity investments               (0.08)               (0.01)
      Gain on sale of investment in NuvoMedia                            --                 0.19
                                                                   --------                 ----
Total Investing Activities                                         $  (1.06)                0.13

Other Adjustments
      Impairment charge                                            $  (1.44)                  --
      Ingram write-off                                                   --                (0.04)
      Change in accounting for pre-opening costs                         --                (0.06)
                                                                   --------                 ----
Total Other Adjustments                                            $  (1.44)               (0.10)
                                                                   --------                 ----
Consolidated EPS                                                   $  (0.81)                1.75
                                                                   ========                 ====

52 WEEKS ENDED JANUARY 29, 2000 COMPARED WITH 52 WEEKS ENDED JANUARY 30, 1999

Sales

        The Company's sales increased 16.0% during fiscal 1999 to $3.486 billion from $3.006 billion during fiscal 1998. Contributing to this improvement was a 7.4% increase attributable to the inclusion of Babbage's Etc.'s sales for the fourth quarter of 1999. Babbage's Etc., one of the nation's largest operators of video game and entertainment software stores, was acquired by the Company on October 28, 1999. Fiscal 1999 sales from Barnes & Noble "super" stores, which contributed 80.9% of total sales or 86.5% of total bookstore sales, increased 12.2% to $2.822 billion from $2.515 billion in fiscal 1998.

        The increase in bookstore sales was primarily attributable to the 6.1% growth in Barnes & Noble comparable store sales, full year sales from the 50 new stores opened during fiscal 1998 and the opening of an additional 38 Barnes & Noble stores during 1999. This increase was partially offset by declining sales of B. Dalton, due to 89 store closings.

Cost of Sales and Occupancy

         The Company's cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues and lease-required advertising.

        Cost of sales and occupancy increased to $2.484 billion in fiscal 1999 from $2.143 billion in fiscal 1998 primarily due to the inclusion of Babbage's Etc.'s cost of sales and occupancy in the fourth quarter of 1999. The Company's gross margin rate increased to 28.8% in fiscal 1999 from 28.7% in fiscal 1998. This increase was attributable to improved leverage on occupancy costs as well as a favorable merchandise mix in the bookstores, partially offset by lower gross margins in the video game and entertainment software stores.

Selling and Administrative Expenses

        Selling and administrative expenses increased $70.5 million, or 12.1% to $651.1 million in fiscal 1999 from $580.6 million in fiscal 1998 partially due to the inclusion of Babbage's Etc.'s selling and administrative expenses in the fourth quarter of 1999. Selling and administrative expenses decreased to 18.7% of sales during fiscal 1999 from 19.3% during fiscal 1998.

Depreciation and Amortization

        Depreciation and amortization increased $24.0 million, or 27.1%, to $112.3 million in fiscal 1999 from $88.3 million in fiscal 1998. The increase was primarily the result of the depreciation related to Barnes & Noble stores opened during fiscal 1999 and fiscal 1998, as well as the depreciation on the Company's BookMaster system and the inclusion of Babbage's Etc.'s fourth quarter depreciation and amortization of $3.6 million.

Pre-Opening Expenses

         Pre-opening expenses declined in fiscal 1999 to $6.8 million from $8.8 million in fiscal 1998 reflecting the opening of fewer new stores compared with prior years and the first quarter adoption of Statement of Position 98-5, "Reporting on Costs of Start-up Activities" (SOP 98-5). SOP 98-5 requires an entity to expense all start-up activities (as defined) as incurred. Prior to 1999, the Company amortized costs associated with the opening of new stores over the respective store's first 12 months of operations. The Company recorded a one-time non-cash charge reflecting the cumulative effect of a change in accounting principle in the amount of $4.5 million after taxes, representing such start-up costs capitalized as of the beginning of fiscal year 1999. Since adoption, the Company has expensed all such start-up costs as incurred. The effect of the change in accounting principle on earnings in 1999 was immaterial.

Operating Profit

        Operating profit increased to $232.1 million in fiscal 1999 from $185.1 million in fiscal 1998. Fiscal 1999 operating profit includes Babbage's Etc.'s fourth quarter 1999 operating profit of $15.4 million. Bookstore operating profit increased 17.1% to $216.7 million. Bookstore operating margin improved to 6.6% of sales during fiscal 1999 from 6.2% of sales in fiscal 1998 reflecting better occupancy leverage and a more favorable product mix.

Interest Expense, Net and Amortization of Deferred Financing Fees

        Interest expense, net of interest income, and amortization of deferred financing fees decreased 2.5% to $23.8 million in fiscal 1999 from $24.4 million in fiscal 1998 despite the inclusion of $3.1 million of additional interest expense attributable to the Babbage's Etc. acquisition in fiscal 1999. The decline was the result of strong cash flows and more favorable interest rates under the Company's senior credit facility.

Equity in Net Loss of Barnes & Noble.com

         As a result of the formation of the limited liability company with Bertelsmann, the Company began accounting for its interest in Barnes & Noble.com under the equity method of accounting as of the beginning of fiscal 1998. The Company's equity in the net loss of Barnes & Noble.com for fiscal 1998 was $71.3 million. The Company's share in the net loss of Barnes & Noble.com for fiscal 1998 was based on a 100 percent equity interest for the first three quarters ended October 31, 1998 (the effective date of the limited liability company agreement), and a 50 percent equity interest beginning on November 1, 1998 through the end of the fiscal year.

         As a result of the Barnes & Noble.com Inc. IPO on May 25, 1999, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. Accordingly, the Company's share in the net loss of Barnes & Noble.com for fiscal 1999 was based on a 50 percent equity interest from the beginning of fiscal 1999 through May 25, 1999 and approximately 40 percent through the end of fiscal 1999. The Company's equity in the net loss of Barnes & Noble.com for fiscal 1999 was $42.0 million.

Gain on Formation of Barnes & Noble.com

         As a result of the formation of the limited liability company, resulting in the receipt of $75.0 million by the Company from Bertelsmann, a gain was recorded in fiscal 1998 in the amount of $63.8 million. The gain represents the excess of the amount received over the portion of the net assets of Barnes & Noble.com sold by the Company to Bertelsmann.

         Under the terms of the November 12, 1998 joint venture agreement between the Company and Bertelsmann, the Company received a $25.0 million payment from Bertelsmann in fiscal 1999 in connection with the Barnes & Noble.com Inc. IPO.

Other Income

        Other income increased to $27.3 million in fiscal 1999 from $3.4 million in fiscal 1998. This increase was primarily attributable to the following transactions which occurred in fiscal 1999:

        The Company and Ingram announced their agreement to terminate the Company's planned acquisition of Ingram. The Company's application before the Federal Trade Commission for the purchase was formally withdrawn. As a result, other income reflects a one-time charge of $5.0 million for acquisition costs. These costs relate primarily to legal, accounting and other transaction related costs incurred in connection with the proposed acquisition of Ingram.

    The Company sold a portion of its investment in Chapters resulting in a pre-tax gain of $11.0 million.

        The Company recognized a pre-tax gain of $22.4 million in connection with the sale of its investment in NuvoMedia to Gemstar International Ltd.

Provision for Income Taxes

        Barnes & Noble's effective tax rate was 41 percent during both fiscal 1999 and fiscal 1998.

Earnings

        Fiscal 1999 earnings increased $32.1 million, or 34.8%, to $124.5 million (or $1.75 per diluted share) from $92.4 million (or $1.29 per diluted share) during fiscal 1998. Components of earnings per share are as follows:

Fiscal Year                                                                     1999                   1998
                                                                              --------                 ----
Retail Earnings Per Share
      Bookstores                                                              $   1.62                 1.32
      Babbage's Etc                                                               0.10                   --
                                                                              --------                 ----
Retail EPS                                                                    $   1.72                 1.32

EPS Impact of Investing Activities
      Cash:
      Gain on Barnes & Noble.com                                              $   0.21                 0.53
      Gain on partial sale of Chapters                                            0.09                   --

      Non-cash:
      Share in net losses of Barnes & Noble.com                                  (0.35)               (0.59)
      Share of net earnings (losses) from other equity investments               (0.01)                0.03
      Gain on sale of investment in NuvoMedia                                     0.19                   --
                                                                              --------                 ----
Total Investing Activities                                                    $   0.13                (0.03)

Other Adjustments
      Ingram write-off                                                        $  (0.04)                  --
      Change in accounting for pre-opening costs                                 (0.06)                  --
                                                                              --------                 ----
Total Other Adjustments                                                       $  (0.10)                  --
                                                                              --------                 ----
Consolidated EPS                                                              $   1.75                 1.29
                                                                              ========                 ====

SEASONALITY

        The Company's business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the quarter which includes the Christmas selling season. The Company has now reported operating profit for 19 consecutive quarters.

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

        Cash Flow

        Cash flows provided from operating activities were $80.5 million, $187.3 million and $177.7 million during fiscal 2000, 1999 and 1998, respectively. In fiscal 2000, the decrease in cash flows from operating activities was primarily attributable to a weaker than expected holiday season which resulted in lower net earnings and an increase in standing inventory as well as an increase in prepaid rent due to the fiscal year-end date. In fiscal 1999, the improvement in cash flows was primarily due to the improvement in net earnings. The slight decrease in retail operating cash flows in fiscal 1998 was due to a strategic increase in the distribution center standing inventory, the implementation of a new wage plan in fiscal 1998 and increased operating expenses associated with implementing the Company's new store system enhancements.

        Retail earnings before interest, taxes, depreciation and amortization (EBITDA) increased $41.0 million or 11.9% to $385.4 million in fiscal 2000 from $344.4 million in fiscal 1999. This improvement in EBITDA is due to a combination of the continuing maturation of the Barnes & Noble stores and the inclusion of the Video Game & Entertainment Software segment. Total debt to retail EBITDA increased to 1.73 times in fiscal 2000 from 1.25 times in fiscal 1999 primarily due to the debt incurred to fund the Company's Acquisitions and stock repurchase program. The weighted-average age per square foot of the Company's 569 Barnes & Noble stores was 4.6 years as of February 3, 2001 and is expected to increase to approximately 5.3 years by February 2, 2002. As the relatively young Barnes & Noble stores mature, and as the number of new stores opened during the fiscal year decreases as a percentage of the existing store base, the increasing operating profits of Barnes & Noble stores are expected to generate a greater portion of cash flows required for working capital, including new store inventories, capital expenditures and other initiatives. Additionally, due to the Barnes & Noble.com Inc. IPO in fiscal 1999, retail cash flows are now fully available to support the Company's working capital requirements.

        Capital Structure

        Shareholders' equity decreased 8.1% to $777.7 million as of February 3, 2001, from $846.4 million as of January 29, 2000. The reduction in shareholders' equity was primarily attributable to the net loss recorded by the Company largely due to the inclusion of the one-time, non-cash impairment charge recorded in the fourth quarter of fiscal 2000 and increased equity losses from Barnes & Noble.com.

        The Company has an $850.0 million senior credit facility (the Facility), obtained in November 1997, with a syndicate led by The Chase Manhattan Bank. The Facility is structured as a five-year revolving credit. The Facility permits borrowings at various interest rate options based on the prime rate or London Interbank Offer Rate (LIBOR) depending upon certain financial tests. In addition, the agreement requires the Company to pay a commitment fee up to 0.25% of the unused portion depending upon certain financial tests. The Facility contains covenants, limitations and events of default typical of credit facilities of this size and nature.

        The amount outstanding under the Facility has been classified as long-term debt in the accompanying consolidated balance sheets due to both its terms and the Company's intent and ability to maintain principal amounts.

         In fiscal 2000, the Company obtained an additional $100.0 million senior unsecured seasonal credit facility (seasonal credit facility) with a syndicate of banks led by The Chase Manhattan Bank. The seasonal credit facility, which matured on January 31, 2001, permitted for borrowings at an interest rate based on LIBOR. In addition, the agreement required the Company to pay a commitment fee of 0.375 percent of the unused portion. The seasonal credit facility was guaranteed by all restricted subsidiaries of Barnes & Noble.

        Additionally, in March of 2001, the Company announced the successful completion of the sale of $300.0 million 5.25 percent convertible subordinated notes due March 15, 2009, further strengthening its balance sheet. The notes are convertible into the Company's common stock at a conversion price of $32.51 per share.

        Borrowings under the Company's senior and seasonal credit facilities averaged $697.8 million, $397.1 million and $380.3 million and peaked at $918.7 million, $693.5 million and $535.0 million during fiscal 2000, 1999 and 1998, respectively. The ratio of debt to equity increased to 0.86:1.00 as of February 3, 2001 from 0.51:1.00 as of January 29, 2000, primarily attributable to the increased borrowings to fund the Acquisitions and the impact of the non-cash impairment charge.

        Capital Investment

        Capital expenditures totaled $134.3 million, $146.3 million and $141.4 million during fiscal 2000, 1999 and 1998, respectively. Capital expenditures in fiscal 2001, primarily for the opening of between 40 and 45 new Barnes & Noble stores and 75 new video game and entertainment software stores, are expected to be between $150 million and $170 million, although commitment to such expenditures has not yet been made.

        Based on current operating levels and the store expansion planned for the next fiscal year, management believes cash flows generated from operating activities, short-term vendor financing and borrowing capacity under its revolving credit facility will be sufficient to meet the Company's working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months.

         In fiscal 1999, the Board of Directors authorized a common stock repurchase program for the purchase of up to $250.0 million of the Company's common shares. As of February 3, 2001, the Company has repurchased 5,504,700 shares at a cost of approximately $117.4 million under this program. The repurchased shares are held in treasury.

BARNES & NOBLE.COM

         On November 12, 1998, the Company and Bertelsmann completed the formation of a joint venture to operate the online retail bookselling operations of the Company's wholly owned subsidiary, Barnes & Noble.com Inc. The new entity, Barnes & Noble.com, was structured as a limited liability company. Under the terms of the relevant agreements, effective as of October 31, 1998, the Company and Bertelsmann each retained a 50 percent membership interest in Barnes & Noble.com. The Company contributed substantially all of the assets and liabilities of its online operations to the joint venture and Bertelsmann paid $75.0 million to the Company and made a $150.0 million cash contribution to the joint venture. Bertelsmann also agreed to contribute an additional $50.0 million to the joint venture for future working capital requirements. The Company recognized a pre-tax gain during fiscal 1998 in the amount of $126.4 million, of which $63.8 million was recognized in earnings based on the $75.0 million received directly and $62.7 million ($36.4 million after taxes) was reflected in additional paid-in capital based on the Company's share of the incremental equity of the joint venture resulting from the $150.0 million Bertelsmann contribution.

         On May 25, 1999, Barnes & Noble.com Inc. completed an IPO of 28.75 million shares of Class A Common Stock and used the proceeds to purchase a 20 percent interest in Barnes & Noble.com. As a result, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. The Company recorded an increase in additional paid-in capital of $200.3 million ($116.2 million after taxes) representing the Company's incremental share in the equity of Barnes & Noble.com.

         Under the terms of the November 12, 1998 joint venture agreement between the Company and Bertelsmann, the Company received a $25.0 million payment from Bertelsmann in connection with the IPO.

         The accompanying consolidated financial statements, in accordance with the equity method of accounting, reflect the Company's investment in Barnes & Noble.com as a single line item in the consolidated balance sheets as of February 3, 2001 and January 29, 2000 and reflect the Company's share of the net loss of Barnes & Noble.com as a single line item in the consolidated statements of operations for fiscal years 2000, 1999 and 1998, as if the formation of the joint venture had occurred at the beginning of fiscal 1998.

ACQUISITION OF FUNCO

         On June 14, 2000, the Company acquired all of the outstanding shares of Funco, a Minneapolis-based electronic games retailer for approximately $159.2 million (excluding acquisition related costs). The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The excess of purchase price over the net assets acquired, in the amount of approximately $131.4 million, has been recorded as goodwill and is being amortized using the straight-line method over an estimated useful life of 30 years.

NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

         The Company from time to time enters into interest rate swap agreements for the purpose of hedging risks attributable to changing interest rates associated with the Company's revolving credit facility, and, in general, such hedges have been fully effective. The Company may enter into interest rate swaps in the future and these transactions are expected to substantially offset the effects of changes in the underlying variable interest rates.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. The Company will adopt SFAS 133 as required for its first quarterly filing of fiscal year 2001. The Company does not believe that adoption of SFAS 133 will have a material effect on its consolidated financial statements.

         The Company periodically reviews its accounting policies for the recognition of revenue. The Company's policies for revenue recognition are consistent with the views expressed in the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which was required to be implemented in the fourth quarter of fiscal 2000.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report may contain certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, decreased consumer demand for the Company's products, possible disruptions in the Company's computer or telephone systems, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores or the inability to obtain suitable sites for new stores, higher than anticipated store closing or relocation costs, higher interest rates, the performance of the Company's online initiatives such as Barnes & Noble.com, the performance and successful integration of acquired businesses, the success of the Company's strategic investments, unanticipated increases in merchandise or occupancy costs, unanticipated adverse litigation results or effects, and other factors which may be outside of the Company's control. In addition, the video game market has historically been cyclical in nature and dependent upon the introduction of new generation systems and related interactive software. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year                                                                            2000               1999               1998
                                                                                   ------------         ---------         ---------
(Thousands of dollars, except per share data)
Sales                                                                              $  4,375,804         3,486,043         3,005,608
Cost of sales and occupancy                                                           3,169,724         2,483,729         2,142,717
                                                                                   ------------         ---------         ---------
   Gross profit                                                                       1,206,080         1,002,314           862,891
                                                                                   ------------         ---------         ---------
Selling and administrative expenses                                                     812,992           651,099           580,609
Depreciation and amortization                                                           144,760           112,304            88,345
Pre-opening expenses                                                                      7,669             6,801             8,795
Impairment charge                                                                       106,833                --                --
                                                                                   ------------         ---------         ---------
   Operating profit                                                                     133,826           232,110           185,142
Interest (net of interest income of $939, $1,449 and $976, respectively) and
   amortization of deferred financing fees                                              (53,541)          (23,765)          (24,412)
Equity in net loss of Barnes & Noble.com                                               (103,936)          (42,047)          (71,334)
Gain on formation of Barnes & Noble.com                                                      --            25,000            63,759
Other income (expense)                                                                   (9,346)           27,337             3,414
                                                                                   ------------         ---------         ---------
   Earnings (loss) before provision for income taxes and cumulative effect
     of a change in accounting principle                                                (32,997)          218,635           156,569
Provision for income taxes                                                               18,969            89,637            64,193
                                                                                   ------------         ---------         ---------
   Earnings (loss) before cumulative effect of a change in accounting
     principle                                                                          (51,966)          128,998            92,376
Cumulative effect of a change in accounting principle, net of tax benefits
   of $3,125                                                                                 --            (4,500)               --
                                                                                   ------------         ---------         ---------

   Net earnings (loss)                                                             $    (51,966)          124,498            92,376
                                                                                   ============         =========         =========


Earnings (loss) per common share
   Basic
     Earnings (loss) before cumulative effect of a change in accounting
       principle                                                                   $      (0.81)             1.87              1.35
     Cumulative effect of a change in accounting principle, net of tax
       benefits                                                                    $         --             (0.07)               --
     Net earnings (loss)                                                           $      (0.81)             1.80              1.35
   Diluted
     Earnings (loss) before cumulative effect of a change in accounting
       principle                                                                   $      (0.81)             1.81              1.29
     Cumulative effect of a change in accounting principle, net of tax
       benefits                                                                    $         --             (0.06)               --
     Net earnings (loss)                                                           $      (0.81)             1.75              1.29

Weighted average common shares outstanding
   Basic                                                                             64,341,000        69,005,000        68,435,000
   Diluted                                                                           64,341,000        71,354,000        71,677,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars, except per share data)                                       February 3, 2001      January 29, 2000
                                                                                    ----------------      ----------------
Assets
Current assets:
   Cash and cash equivalents                                                           $    26,003              24,247
   Receivables, net                                                                         84,505              58,240
   Merchandise inventories                                                               1,238,618           1,102,453
   Prepaid expenses and other current assets                                               106,127              56,579
                                                                                       -----------           ---------
     Total current assets                                                                1,455,253           1,241,519
                                                                                       -----------           ---------
Property and equipment:
   Land and land improvements                                                                3,247               3,247
   Buildings and leasehold improvements                                                    436,289             417,535
   Fixtures and equipment                                                                  682,444             565,345
                                                                                       -----------           ---------
                                                                                         1,121,980             986,127
   Less accumulated depreciation and amortization                                          555,760             418,078
                                                                                       -----------           ---------
     Net property and equipment                                                            566,220             568,049
                                                                                       -----------           ---------
Intangible assets, net                                                                     359,192             298,011
Investment in Barnes & Noble.com                                                           136,595             240,531
Other noncurrent assets                                                                     40,216              65,681
                                                                                       -----------           ---------
     Total assets                                                                      $ 2,557,476           2,413,791
                                                                                       ===========           =========


Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                                    $   582,075             599,376
   Accrued liabilities                                                                     353,000             323,475
                                                                                       -----------           ---------
     Total current liabilities                                                             935,075             922,851
                                                                                       -----------           ---------
Long-term debt                                                                             666,900             431,600
Deferred income taxes                                                                       74,289             125,006
Other long-term liabilities                                                                103,535              87,974

Shareholders' equity:
   Common stock; $.001 par value; 300,000,000 shares authorized; 70,549,176 and
     69,553,839 shares issued, respectively                                                     71                  70
   Additional paid-in capital                                                              673,122             654,584
   Accumulated other comprehensive loss                                                     (5,874)             (1,198)
   Retained earnings                                                                       227,735             279,701
   Treasury stock, at cost, 5,504,700  and 4,025,900 shares,
     respectively                                                                         (117,377)            (86,797)
                                                                                       -----------           ---------
     Total shareholders' equity                                                            777,677             846,360
                                                                                       -----------           ---------
Commitments and contingencies                                                                   --                  --
                                                                                       -----------           ---------
     Total liabilities and shareholders' equity                                        $ 2,557,476           2,413,791
                                                                                       ===========           =========

          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                      Accumulated
                                                          Additional     Other                      Treasury
                                                Common      Paid-in   Comprehensive   Retained      Stock at
(Thousands of dollars)                          Stock       Capital        Loss       Earnings        Cost            Total
----------------------                         -------    ----------  -------------   --------      ---------        -------
Balance at January 31, 1998                    $    68      468,860          --         62,827             --        531,755

Comprehensive earnings:
   Net earnings                                     --           --          --         92,376             --
Total comprehensive earnings                                                                                          92,376

Exercise of 837,281 common stock
   options, including tax benefits of $9,002         1       18,306          --             --             --         18,307
Barnes & Noble.com issuance of
   membership units (net of deferred
   income taxes of $26,325)                         --       36,351          --             --             --         36,351
                                               -------      -------      ------        -------       --------        -------

Balance at January 30, 1999                         69      523,517          --        155,203             --        678,789

Comprehensive earnings:
   Net earnings                                     --           --          --        124,498             --
   Other comprehensive loss (net of
      deferred income taxes of $839)                --           --      (1,198)            --             --
Total comprehensive earnings                                                                                         123,300

Exercise of 794,728 common stock
   options, including tax benefits of $6,302         1       14,909          --             --             --         14,910
Barnes & Noble.com Inc. IPO (net of
   deferred income taxes of $84,114)                --      116,158          --             --             --        116,158
Treasury stock acquired, 4,025,900 shares           --           --          --             --        (86,797)       (86,797)
                                               -------      -------      ------        -------       --------        -------

Balance at January 29, 2000                         70      654,584      (1,198)       279,701        (86,797)       846,360

Comprehensive earnings:
   Net loss                                         --           --          --        (51,966)            --
   Other comprehensive loss (net of
      deferred income taxes of $3,317)              --           --      (4,676)            --             --
Total comprehensive loss                                                                                             (56,642)

Exercise of 995,337 common stock
   options, including tax benefits of $4,727         1       18,538          --             --             --         18,539
Treasury stock acquired, 1,478,800 shares
                                                    --           --          --             --        (30,580)       (30,580)
                                               -------      -------      ------        -------       --------        -------

Balance at February 3, 2001                    $    71      673,122      (5,874)       227,735       (117,377)       777,677
                                               =======      =======      ======        =======       ========        =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year                                                                    2000            1999           1998
                                                                             ---------       --------       --------
(Thousands of dollars)
Cash flows from operating activities:
   Net earnings (loss)                                                       $ (51,966)       124,498         92,376
   Adjustments to reconcile net earnings (loss) to net cash flows from operating activities:
   Depreciation and amortization (including amortization of deferred
     financing fees)                                                           146,317        112,693         88,721
   Loss on disposal of property and equipment                                    3,313          5,636          3,291
   Deferred taxes                                                              (54,098)         9,877         14,761
   Impairment charge                                                           106,833             --             --
   Increase in other long-term liabilities for scheduled rent increases
     in long-term leases                                                         9,417         13,472         14,031
   Cumulative effect of a change in accounting principle, net of taxes              --          4,500             --
   Other (income) expense, net                                                   9,346        (27,337)        (3,414)
   Gain on formation of Barnes & Noble.com                                          --        (25,000)       (63,759)
   Equity in net loss of Barnes & Noble.com                                    103,936         42,047         71,334
   Changes in operating assets and liabilities, net                           (192,566)       (73,055)       (39,673)
                                                                             ---------       --------       --------

     Net cash flows from operating activities                                   80,532        187,331        177,668
                                                                             ---------       --------       --------

Cash flows from investing activities:
   Acquisition of consolidated subsidiaries, net of cash received             (157,817)      (175,760)            --
   Purchases of property and equipment                                        (134,292)      (146,294)      (141,378)
   Proceeds from the partial sale of iUniverse.com                               2,962             --             --
   Proceeds from the partial sale of Chapters Inc.                                  --         21,558             --
   Proceeds from formation of Barnes & Noble.com                                    --         25,000         75,000
   Purchase of investments                                                     (12,802)       (20,000)            --
   Investment in Barnes & Noble.com                                                 --             --        (75,394)
   Net increase in other noncurrent assets                                         (86)        (9,282)          (119)
                                                                             ---------       --------       --------

     Net cash flows from investing activities                                 (302,035)      (304,778)      (141,891)
                                                                             ---------       --------       --------

Cash flows from financing activities:
   Net increase (decrease) in revolving credit facility                        235,300        182,500        (35,700)
   Proceeds from exercise of common stock options including related tax
     benefits                                                                   18,539         14,910         18,307
   Purchase of treasury stock through repurchase program                       (30,580)       (86,797)            --
                                                                             ---------       --------       --------

     Net cash flows from financing activities                                  223,259        110,613        (17,393)
                                                                             ---------       --------       --------

Net increase (decrease) in cash and cash equivalents                             1,756         (6,834)        18,384
Cash and cash equivalents at beginning of year                                  24,247         31,081         12,697
                                                                             ---------       --------       --------

Cash and cash equivalents at end of year                                     $  26,003         24,247         31,081
                                                                             =========       ========       ========

Changes in operating assets and liabilities, net:
   Receivables, net                                                          $ (29,004)         3,795        (14,012)
   Merchandise inventories                                                    (103,668)       (69,059)       (93,491)
   Prepaid expenses and other current assets                                   (29,972)        (8,543)        (1,047)
   Accounts payable and accrued liabilities                                    (29,922)           752         68,877
                                                                             ---------       --------       --------

     Changes in operating assets and liabilities, net                        $(192,566)       (73,055)       (39,673)
                                                                             =========       ========       ========

Supplemental cash flow information:
  Cash paid during the period for:
     Interest                                                                $  49,007         24,911         25,243
     Income taxes                                                            $  73,371         72,342         18,225

Supplemental disclosure of subsidiaries acquired:
    Assets acquired                                                          $ 206,105        201,910
    Liabilities assumed                                                         48,288         26,150
                                                                             ---------        -------
        Cash paid                                                            $ 157,817        175,760
                                                                             =========        =======


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Thousands of dollars, except per share data)

For the 53 weeks ended February 3, 2001 (fiscal 2000), 52 weeks ended January 29, 2000 (fiscal 1999) and 52 weeks ended January 30, 1999 (fiscal 1998).

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

         Barnes & Noble, Inc. (Barnes & Noble), through its subsidiaries (collectively, the Company), is primarily engaged in the sale of books, video games and entertainment software products. The Company employs two principal bookselling strategies: its "super" store strategy through its wholly owned subsidiary Barnes & Noble Booksellers, Inc., under its Barnes & Noble Booksellers, Bookstop and Bookstar trade names (hereafter collectively referred to as Barnes & Noble stores) and its mall strategy through its wholly owned subsidiaries B. Dalton Bookseller, Inc. and Doubleday Book Shops, Inc., under its B. Dalton stores, Doubleday Book Shops and Scribner's Bookstore trade names (hereafter collectively referred to as B. Dalton stores). The Company is also engaged in the online retailing of books and other products through an approximate 36 percent interest in barnesandnoble.com llc (Barnes & Noble.com), as more fully described in Note 7. The Company, through its acquisitions of Babbage's Etc. LLC (Babbage's Etc.) and Funco, Inc. (Funco) operates video game and entertainment software stores under the Babbage's, Software Etc., GameStop and FuncoLand trade names, a Web site (gamestop.com) and Game Informer magazine (hereafter collectively referred to as Video Game & Entertainment Software). Additionally, the Company owns a 72 percent interest in Calendar Club L.L.C. (Calendar Club), an operator of seasonal calendar kiosks.

Consolidation

         The consolidated financial statements include the accounts of Barnes & Noble and its wholly and majority-owned subsidiaries. Investments in affiliates in which ownership interests range from 20 percent to 50 percent, principally Barnes & Noble.com, are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Merchandise Inventories

         Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 82 percent and 83 percent of the Company's merchandise inventories as of February 3, 2001 and January 29, 2000, respectively. Merchandise inventories of Video Game & Entertainment Software stores and Calendar Club represent 9 percent of merchandise inventories as of February 3, 2001 and are recorded based on the average cost method. The remaining merchandise inventories are valued on the last-in, first-out (LIFO) method.

         If substantially all of the merchandise inventories currently valued at LIFO costs were valued at current costs, merchandise inventories would remain unchanged as of February 3, 2001 and January 29, 2000.

Property and Equipment

         Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, while betterments and major remodeling costs are capitalized. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. Costs incurred in purchasing management information systems are capitalized and included in property and equipment. These costs are amortized over their estimated useful lives from the date the systems become operational.

Intangible Assets and Amortization

        The costs in excess of net assets of businesses acquired are carried as intangible assets, net of accumulated amortization, in the accompanying consolidated balance sheets. The net intangible assets, consisting primarily of goodwill and trade names of $359,192 as of February 3, 2001 and $298,011 as of January 29, 2000, are amortized using the straight-line method over periods ranging from 30 to 40 years.

        Amortization of goodwill and trade names included in depreciation and amortization in the accompanying consolidated statements of operations is $12,593, $5,148 and $3,257 during fiscal 2000, 1999 and 1998, respectively.
Accumulated amortization at February 3, 2001 and January 29, 2000 was $62,292 and $49,699, respectively.

Impairment of Long-Lived Assets

         The Company periodically reviews property and equipment and intangibles (primarily goodwill) whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated. The Company assesses recoverability based on several factors, including management's intention with respect to its stores and those stores' projected undiscounted cash flows. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the present value of their projected cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Deferred Charges

         Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of February 3, 2001 and January 29, 2000 were $1,286 and $1,969, respectively. Amortization expense included in interest and amortization of deferred financing fees is $1,557, $389 and $376 during fiscal 2000, 1999 and 1998, respectively.

Marketable Equity Securities

         All marketable equity securities included in other noncurrent assets are classified as available-for-sale securities under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), with unrealized gains and losses (net of taxes) shown as a component of shareholders' equity.

Revenue Recognition

        Revenue from sales of the Company's products is recognized at the time of sale.

        The Company sells memberships which entitle purchasers to additional discounts. The membership revenue is deferred and recognized as income over the 12-month membership period.

        Sales returns (which are not significant) are recognized at the time returns are made.

Pre-opening Expenses

         In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5). SOP 98-5 requires an entity to expense all start-up activities, as defined, when incurred. Prior to 1999, the Company amortized costs associated with the opening of new stores over the respective store's first 12 months of operations. In accordance with SOP 98-5, the Company recorded a one-time non-cash charge reflecting the cumulative effect of a change in accounting principle in the amount of $4,500 after taxes, representing such start-up costs capitalized as of the beginning of fiscal year 1999. Since adoption, the Company has expensed all such start-up costs as incurred. The effect of the change in accounting principle on earnings in fiscal 2000 and fiscal 1999 was immaterial.

Closed Store Expenses

        Upon a formal decision to close or relocate a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $5,026 and $5,447 during fiscal 2000 and fiscal 1999, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings Per Common Share

        Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


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

Reclassifications

         Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2000 presentation.

Reporting Period

        The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting periods ended February 3, 2001, January 29, 2000 and January 30, 1999 contained 53 weeks, 52 weeks and 52 weeks, respectively.

2.  RECEIVABLES, NET

        Receivables represent customer, bankcard, landlord and other receivables due within one year as follows:

                                                       February 3,     January 29,
                                                          2001             2000
                                                       -----------     -----------
Trade accounts                                          $ 8,146            9,558
Bankcard receivables                                     24,000           21,309
Receivables from landlords for
  leasehold improvements                                 18,568           12,807
Other receivables                                        33,791           14,566
                                                        -------           ------
Total receivables, net                                  $84,505           58,240
                                                        =======           ======

3.  DEBT

        On November 18, 1997, the Company obtained an $850,000 five-year senior revolving credit facility (the Revolving Credit Facility) with a syndicate led by The Chase Manhattan Bank. The Revolving Credit Facility permits borrowings at various interest rate options based on the prime rate or London Interbank Offer Rate (LIBOR) depending upon certain financial tests. In addition, the agreement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


requires the Company to pay a commitment fee up to 0.25 percent of the unused portion depending upon certain financial tests. The Revolving Credit Facility contains covenants, limitations and events of default typical of credit facilities of this size and nature, including financial covenants which require the Company to meet, among other things, cash flow and interest coverage ratios and which limit capital expenditures. The Revolving Credit Facility is secured by the capital stock, accounts receivable and general intangibles of the Company's subsidiaries. Net proceeds from the Revolving Credit Facility are available for general corporate purposes.

        In fiscal 2000, the Company obtained an additional $100,000 senior unsecured seasonal credit facility (seasonal credit facility) with a syndicate of banks led by The Chase Manhattan Bank. The seasonal credit facility, which matured on January 31, 2001, permitted for borrowings at an interest rate based on LIBOR. In addition, the agreement required the Company to pay a commitment fee of 0.375 percent of the unused portion. The seasonal credit facility was guaranteed by all restricted subsidiaries of Barnes & Noble.

        The Company from time to time enters into interest rate swap agreements to manage interest costs and risk associated with changes in interest rates. These agreements effectively convert underlying variable-rate debt based on prime rate or LIBOR to fixed-rate debt through the exchange of fixed and floating interest payment obligations without the exchange of underlying principal amounts. As of February 3, 2001 and January 29, 2000 the Company had outstanding $55,000 and $85,000 of swaps, respectively, maturing in 2003. The Company recorded interest income (expense) associated with these agreements of $462 and ($470) during fiscal years 2000 and 1999, respectively.

         Selected information related to the Company's Revolving Credit Facility and seasonal credit facility is as follows:

Fiscal Year                                           2000           1999         1998
-----------                                         --------       -------       -------
Balance at end of year                              $666,900       431,600       249,100
Average balance outstanding during the year         $697,832       397,114       380,315
Maximum borrowings outstanding during the year      $918,700       693,500       535,000
Weighted average interest rate during the year          7.57%         6.01%         6.29%
Interest rate at end of year                            6.01%         6.26%         5.77%

        Fees expensed with respect to the unused portion of the Company's revolving credit commitment were $272, $664 and $733, during fiscal 2000, 1999 and 1998, respectively.

         The amounts outstanding under the Company's Revolving Credit Facility have been classified as long-term debt based on the terms of the credit agreement and the Company's intention to maintain principal amounts outstanding.

         Additionally, in March of 2001, the Company announced the successful completion of the sale of $300,000 5.25 percent convertible subordinated notes due March 15, 2009. The notes are convertible into the Company's common stock at a conversion price of $32.51 per share.

        The Company has no agreements to maintain compensating balances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


4.       FAIR VALUES OF FINANCIAL INSTRUMENTS

         The carrying values of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value due to the short-term maturities of these assets. The aggregate fair value of the Revolving Credit Facility approximates its carrying amount, because of its recent and frequent repricing based upon market conditions. Investments in publicly traded securities accounted for under SFAS 115 are carried at amounts approximating fair value.

         Interest rate swap agreements are valued based on market quotes obtained from dealers. The carrying value and estimated fair value of the interest rate swaps asset (liability) was $0 and ($542), respectively, at February 3, 2001, and $0 and $447, respectively, at January 29, 2000.

5.       MARKETABLE EQUITY SECURITIES

         Marketable equity securities are carried on the balance sheet at their fair market value as a component of other noncurrent assets. The following marketable equity securities as of February 3, 2001 and January 29, 2000 have been classified as available-for-sale securities:

                                                  GEMSTAR
                                               INTERNATIONAL
                                                    LTD.          CHAPTERS INC.       TOTAL
                                               -------------      -------------      -------
       Cost                                      $ 27,137            8,294            35,431
       Fiscal 1999 unrealized losses               (1,684)            (353)           (2,037)
                                                 --------           ------           -------
       Market value at January 29, 2000            25,453            7,941            33,394

       Fiscal 2000 unrealized losses               (6,974)          (1,019)           (7,993)
                                                 --------           ------           -------
       Market value at February 3, 2001          $ 18,479            6,922            25,401
                                                 ========           ======           =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

6.   OTHER INCOME (EXPENSE)

     The following table sets forth the components of other income (expense), in thousands of dollars:

        FISCAL YEAR                                   2000            1999         1998
                                                    --------        -------        -----
        iUniverse.com (1)                           $ (9,277)        (2,121)          --
        Equity in net losses of BOOK
              magazine (2)                              (127)            --           --
        Gain on sale of NuvoMedia (3)                     --         22,356           --
        Chapters (4)                                      --         10,874        1,140
        Equity in net earnings of Calendar
             Club (5)                                     --          1,228        2,274
        Termination of planned acquisition of
             Ingram Book Group (6)                        --         (5,000)          --
        Other                                             58             --           --
                                                    --------         ------        -----

                                                    $ (9,346)        27,337        3,414
                                                    ========         ======        =====

(1) During 1999, the Company acquired a 41 percent interest in iUniverse.com for $20,000. In the first quarter of fiscal 2000, the Company invested an additional $8,000 in iUniverse.com thereby increasing its percentage ownership interest to 49 percent. In the third quarter of fiscal 2000, the Company sold a portion of its investment in iUniverse.com decreasing its percentage ownership interest to 29 percent. This transaction resulted in a pre-tax gain of $326. This investment is being accounted for under the equity method and is reflected as a component of other noncurrent assets.

(2) During 2000, the Company acquired an approximate 50 percent interest in BOOK(R) magazine for $4,802. This investment is being accounted for under the equity method and is reflected as a component of other noncurrent assets.

(3) In fiscal 1998, the Company accounted for its investment in NuvoMedia Inc. (NuvoMedia) under the cost method. In fiscal 1999, NuvoMedia was acquired by Gemstar International Ltd. (Gemstar), a publicly traded company. Under the terms of the agreement, NuvoMedia shareholders received Gemstar shares in exchange for their ownership interests. In fiscal 1999, in connection with the sale of NuvoMedia, the Company recognized a pre-tax gain of $22,356.

(4) During fiscal 1999, the Company sold a portion of its investment in Chapters Inc. (Chapters) resulting in a pre-tax gain of $10,975. Prior to this transaction, the Company accounted for its investment in Chapters under the equity method.

(5) In fiscal 2000, the Company invested $11,000 to acquire a controlling interest in Calendar Club by increasing its percentage ownership interest to 72 percent. Accordingly, the Company has consolidated the results of operations of Calendar Club. Prior to fiscal 2000, the Company held a 50 percent interest in Calendar Club and accordingly accounted for its investment under the equity method and reflected it as a component of other noncurrent assets.

(6) In 1999, the Company and the Ingram Book Group (Ingram) announced their agreement to terminate the Company's planned acquisition of Ingram. The Company's application before the Federal Trade Commission for the purchase was formally withdrawn. As a result, other income reflects a one-time charge of $5,000 for acquisition costs relating primarily to legal, accounting and other transaction related costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


7.       BARNES & NOBLE.COM

         On November 12, 1998, the Company and Bertelsmann AG (Bertelsmann) completed the formation of a limited liability company to operate the online retail bookselling operations of the Company's wholly owned subsidiary, barnesandnoble.com inc. The new entity, barnesandnoble.com llc (Barnes & Noble.com), was structured as a limited liability company. Under the terms of the relevant agreements, effective as of October 31, 1998, the Company and Bertelsmann each retained a 50 percent membership interest in Barnes & Noble.com. The Company contributed substantially all of the assets and liabilities of its online operations to the joint venture and Bertelsmann paid $75,000 to the Company and made a $150,000 cash contribution to the joint venture. Bertelsmann also agreed to contribute an additional $50,000 to the joint venture for future working capital requirements. The Company recognized a pre-tax gain during fiscal 1998 in the amount of $126,435, of which $63,759 was recognized in earnings based on the $75,000 received directly and $62,676 ($36,351 after taxes) was reflected in additional paid-in capital based on the Company's share of the incremental equity of the joint venture resulting from the $150,000 Bertelsmann contribution.

         On May 25, 1999, Barnes & Noble.com Inc. completed an initial public offering (IPO) of 28.75 million shares of Class A Common Stock and used the proceeds to purchase a 20 percent interest in Barnes & Noble.com. As a result, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. The Company recorded an increase in additional paid-in capital of $116,158 after taxes representing the Company's incremental share in the equity of Barnes & Noble.com. In November 2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain), the third largest online bookseller. Barnes & Noble.com issued shares of its common stock to Fatbrain shareholders. As a result of this merger, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. The Company will continue to account for its investment under the equity method.

    Under the terms of the November 12, 1998 joint venture agreement between the Company and Bertelsmann, the Company received a $25,000 payment from Bertelsmann in connection with the IPO. The Company recognized the $25,000 pre-tax gain in fiscal 1999. The estimated fair market values of the Company's investment in Barnes & Noble.com were $122,000 and $742,000 at February 3, 2001 and January 29, 2000, respectively.

         Summarized financial information for Barnes & Noble.com follows:

                                                                    12 months ended December 31,
                                                             -----------------------------------------
                                                                2000            1999            1998
                                                             ---------        --------        --------
         Net sales                                           $ 320,115         193,730          61,834
         Gross profit                                        $  58,314          33,793          14,265
         Loss*                                               $(275,723)       (102,404)        (83,148)

         Cash and cash equivalents                           $ 212,304         478,047          96,940
         Other current assets                                   80,332          27,567          14,736
         Noncurrent assets                                     236,299         173,904          90,468
         Current liabilities                                   135,987          75,940          32,995
         Minority interest                                     284,494         482,896              --
                                                             ---------        --------        --------
         Net assets                                          $ 108,454         120,682         169,149
                                                             =========        ========        ========


             *Includes impairment charge of $75,051 in 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


8.       EMPLOYEES' RETIREMENT AND DEFINED CONTRIBUTION PLANS

        As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and the Pension Plan will continue to hold assets and pay benefits. The amendment was treated as a curtailment in fiscal 1999 resulting in a pre-tax gain of $14,142 which is included as a reduction of selling and administrative expenses.

        The Company maintains defined contribution plans (the Savings Plans) for the benefit of substantially all employees. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993.

         A summary of the components of net periodic cost for the Pension Plan and the Postretirement Plan follows:

                                                      Pension Plan                 Postretirement Plan
                                            -------------------------------      ------------------------
Fiscal Year                                   2000        1999        1998       2000      1999      1998
-----------                                 -------      ------      ------      ----      ----      ----
Service cost                                $    --       4,535       4,157        --        --        --
Interest cost                                 1,779       2,349       2,039       151       151       149
Expected return on plan assets               (2,887)     (2,494)     (2,208)       --        --        --
Net amortization and deferral                    --          32          36      (104)     (123)     (135)
                                            -------      ------      ------      ----      ----      ----
   Net periodic expense (income)            $(1,108)      4,422       4,024        47        28        14
                                            =======      ======      ======      ====      ====      ====

         Total Company contributions charged to employee benefit expenses for the Savings Plans were $5,681, $3,374 and $3,090 during fiscal 2000, 1999 and 1998, respectively.

         Weighted-average actuarial assumptions used in determining the net periodic costs of the Pension Plan and the Postretirement Plan are as follows:

                                             Pension Plan                 Postretirement Plan
                                     ----------------------------        ----------------------
Fiscal Year                          2000        1999        1998        2000     1999     1998
-----------                          ----        ----        ----        ----     ----     ----

Discount rate                         7.8%        7.8%        7.3%        7.8%     7.8%     7.3%
Expected return on plan assets        9.5%        9.5%        9.5%         --       --       --
Assumed rate of compensation
    increase                          4.8%        4.8%        4.3%         --       --       --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


        The following table provides a reconciliation of benefit obligations, plan assets and funded status of the Pension Plan and the Postretirement Plan:

                                                Pension Plan             Postretirement Plan
                                          -----------------------        --------------------
Fiscal Year                                 2000           1999           2000          1999
-----------                               --------        -------        ------        ------
Change in benefit obligation:
Benefit obligation at beginning of
    year                                  $ 23,037         33,064         2,053         2,145
Service cost                                    --          4,535            --            --
Interest cost                                1,779          2,349           151           151
Actuarial (gain) loss                          129         (1,707)           54           272
Benefits paid                                 (758)        (1,062)         (177)         (515)
Curtailment                                     --        (14,142)           --            --
                                          --------        -------        ------        ------
Benefit obligation at end of year         $ 24,187         23,037         2,081         2,053
                                          --------        -------        ------        ------

Change in plan assets:
Fair value of plan assets at
    beginning of year                     $ 29,036         25,331            --            --
Actual return (loss) on assets                (446)         1,393            --            --
Employer contributions                       4,282          3,374            --            --
Benefits paid                                 (758)        (1,062)           --            --
                                          --------        -------        ------        ------
Fair value of plan assets at end of
    year                                  $ 32,114         29,036            --            --
                                          --------        -------        ------        ------

Funded status                             $  7,927          5,999        (2,081)       (2,053)
Unrecognized net actuarial (gain)
    loss                                     3,661            200        (1,583)       (1,741)
Unrecognized prior service cost                 --             --            --            --
Unrecognized net obligation
    remaining                                   --             --            --            --
                                          --------        -------        ------        ------
Prepaid (accrued) benefit cost            $ 11,588          6,199        (3,664)       (3,794)
                                          ========        =======        ======        ======

         The health care cost trend rate used to measure the expected cost of the Postretirement Plan benefits is assumed to be six and one-half percent in 2001, declining at one-half percent decrements each year through 2004 to five percent in 2004 and each year thereafter. The health care cost trend assumption has a significant effect on the amounts reported. For example, a one percent increase or decrease in the health care cost trend rate would change the accumulated postretirement benefit obligation by approximately $181 and $159, respectively, as of February 3, 2001, and would change the net periodic cost by approximately $13 and $13, respectively, during fiscal 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


9.       INCOME TAXES

        The Company files a consolidated federal return. Federal and state income tax provisions (benefits) for fiscal 2000, 1999 and 1998 are as follows:

          Fiscal Year         2000           1999         1998
          -----------       --------        ------       ------
          Current:
             Federal        $ 59,055        64,454       39,286
             State            13,086        15,306       10,146
                            --------        ------       ------

                              72,141        79,760       49,432
                            --------        ------       ------

          Deferred:
             Federal         (44,390)        7,193       11,697
             State            (8,782)        2,684        3,064
                            --------        ------       ------

                             (53,172)        9,877       14,761
                            --------        ------       ------

             Total          $ 18,969        89,637       64,193
                            ========        ======       ======

         A reconciliation between the provision (benefit) for income taxes and the expected provision for income taxes at the federal statutory rate of 35 percent during fiscal 2000, 1999 and 1998, is as follows:

         Fiscal Year                                           2000           1999         1998
         -----------                                         --------        ------       -------
         Expected provision (benefit) for income taxes
           at federal statutory rate                         $(11,549)       76,522        54,799
         Amortization of non-deductible goodwill and
           trade names and write-down of goodwill              26,669         1,342         1,251
         State income taxes, net of federal income tax
           benefit                                              2,798        11,694         8,596
         Other, net                                             1,051            79          (453)
                                                             --------        ------       -------

         Provision for income taxes                          $ 18,969        89,637        64,193
                                                             ========        ======       =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


        The tax effects of temporary differences that give rise to significant components of the Company's deferred tax assets and liabilities as of February 3, 2001 and January 29, 2000 are as follows:

                                                        February 3,         January 29,
                                                          2001                 2000
                                                        -----------         -----------
         Deferred tax liabilities:
            Operating expenses                          $ (16,236)           (15,437)
            Depreciation                                  (20,886)           (31,289)
            Investment in Barnes & Noble.com
                                                          (69,693)          (110,439)
                                                        ---------           --------

              Total deferred tax liabilities             (106,815)          (157,165)
                                                        ---------           --------

         Deferred tax assets:
            Inventory                                       6,520              4,312
            Lease transactions                             20,705             18,664
            Reversal of estimated accruals                  7,733              4,246
            Restructuring charge                           13,530             14,537
            Insurance liability                             1,871              2,673
            Deferred income                                 2,056              4,015
            Unrealized holding losses on
                 available-for-sale securities              4,156                839
            Other                                           8,409              7,278
                                                        ---------           --------

              Total deferred tax assets                    64,980             56,564
                                                        ---------           --------

                Net deferred tax liabilities            $ (41,835)          (100,601)
                                                        =========           ========


10.      ACQUISITIONS

         On June 14, 2000, the Company acquired all of the outstanding shares of Funco, a Minneapolis-based electronic games retailer for approximately $159,200 (excluding acquisition related costs). The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The excess of purchase price over the net assets acquired, in the amount of approximately $131,400, has been recorded as goodwill and is being amortized using the straight-line method over an estimated useful life of 30 years. The pro forma effect assuming the acquisition of Funco at the beginning of fiscal 1999 and fiscal 2000 is not material.

         On October 28, 1999, the Company acquired Babbage's Etc., one of the nation's largest operators of video game and entertainment software stores, for $208,670 (including assumed liabilities). If financial performance targets are met in the next fiscal year, the Company will make an additional payment of approximately $10,000 in 2002. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The excess of purchase price over the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


net assets acquired, in the amount of $202,386, has been recorded as goodwill and is being amortized using the straight-line method over an estimated useful life of 30 years.

         The following table summarizes pro forma results as if Babbage's Etc. was acquired on the first day of fiscal year 1999:

         Fiscal Year                                               1999
         ------------------------------------------------------------------
         Sales                                                  $3,815,435

         Earnings before cumulative effect of a change
              in accounting principle                           $  125,011

         Net earnings                                           $  120,511

         Net earnings per common share:
              Basic                                             $     1.75
              Diluted                                           $     1.69


         The pro forma results of operations include adjustments to give effect to amortization of goodwill and interest expense on debt related to the acquisition, together with related income tax effects. The information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated.

11.      SEGMENT INFORMATION

         Historically, the Company operated as a single segment. As a result of the acquisitions of Babbage's Etc. in 1999 and Funco in 2000, the Company is currently operating under two segments and accordingly, is required to disclose information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). The Company's reportable segments are strategic groups that offer different products. These groups have been aggregated into two segments: bookstores and video game and entertainment software stores.


         Bookstores

         This segment includes 569 book "super" stores under the Barnes & Noble Booksellers, Bookstop and Bookstar names which generally offer a comprehensive title base, a cafe, a children's section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children's activities. This segment also includes 339 small format mall-based stores under the B. Dalton Bookseller, Doubleday Book Shops and Scribner's Bookstore trade names. Additionally, this segment includes the operations of Calendar Club, the Company's majority-owned subsidiary. Calendar Club is an operator of seasonal calendar kiosks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


         Video Game and Entertainment Software Stores

         This segment includes 480 video game and entertainment software stores operated under the Babbage's and Software Etc. names, 498 stores under the FuncoLand and GameStop names, a Web site (gamestop.com) and Game Informer magazine. The principal products of these stores are comprised of video game hardware and software and PC entertainment software. The Company's consolidated financial statements reflect the results of Babbage's Etc. from October 1999 and Funco from June 2000.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment operating profit includes corporate expenses in each operating segment. Barnes & Noble evaluates the performance of its segments and allocates resources to them based on operating profit.

         Summarized financial information concerning the Company's reportable segments is presented below:


                                                    SALES                            DEPRECIATION AND AMORTIZATION
                                 ------------------------------------------       -----------------------------------
Fiscal Year                         2000             1999            1998           2000          1999          1998
-----------                      ----------       ---------       ---------       --------       -------       ------
Bookstores                       $3,618,240       3,262,295       3,005,608       $122,563       108,691       88,345
Video game & entertainment
      software stores               757,564         223,748              --         22,197         3,613           --
                                 ----------       ---------       ---------       --------       -------       ------

   TOTAL                         $4,375,804       3,486,043       3,005,608       $144,760       112,304       88,345
                                 ==========       =========       =========       ========       =======       ======


                                                                                        EQUITY INVESTMENT IN
                                              OPERATING PROFIT                           BARNES & NOBLE.COM
                                 --------------------------------------        -----------------------------------
Fiscal Year                        2000            1999           1998           2000          1999          1998
-----------                      --------        -------        -------        --------       -------       ------
Bookstores *                     $127,812        216,678        185,142        $136,595       240,531       82,307
        Operating margin             3.53%          6.64%          6.16%
Video game & entertainment
       software stores              6,014         15,432             --              --            --           --
       Operating margin              0.79%          6.90%         NA
                                 --------        -------        -------        --------       -------       ------

   TOTAL                         $133,826        232,110        185,142        $136,595       240,531       82,307
                                 ========        =======        =======        ========       =======       ======


                                           CAPITAL EXPENDITURES                            TOTAL ASSETS
                                 ------------------------------------       ------------------------------------------
Fiscal Year                        2000           1999          1998           2000             1999            1998
                                 --------       -------       -------       ----------       ---------       ---------
Bookstores                       $109,161       142,005       141,378       $2,049,639       2,076,795       1,807,597
Video game & entertainment
       software stores             25,131         4,289            --          507,837         336,996              --
                                 --------       -------       -------       ----------       ---------       ---------

   TOTAL                         $134,292       146,294       141,378       $2,557,476       2,413,791       1,807,597
                                 ========       =======       =======       ==========       =========       =========


* Fiscal 2000 operating profit is net of a non-cash impairment charge of $106,833.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


         A reconciliation of operating profit from reportable segments to earnings before income taxes and cumulative effect of a change in accounting principle in the consolidated financial statements is as follows:

Fiscal Year                                                   2000             1999            1998
-----------                                                 ---------        --------        --------
Reportable segments operating profit                        $ 133,826         232,110         185,142
Interest, net                                                 (53,541)        (23,765)        (24,412)
Equity in net loss of Barnes & Noble.com                     (103,936)        (42,047)        (71,334)
Gain on formation of Barnes & Noble.com                            --          25,000          63,759
Other income (expense)                                         (9,346)         27,337           3,414
                                                            ---------        --------        --------
Consolidated earnings (loss) before income taxes and
cumulative effect of a change in accounting principle       $ (32,997)        218,635         156,569
                                                            =========        ========        ========

12.      COMPREHENSIVE EARNINGS (LOSS)

         Comprehensive earnings are net earnings, plus certain other items that are recorded directly to shareholders' equity. The only such item currently applicable to the Company is the unrealized loss on available-for-sale securities, as follows:

Fiscal Year                                                          2000             1999          1998
-----------                                                        --------         -------        ------
Net earnings (loss)                                                $(51,966)        124,498        92,376
Other comprehensive loss:
    Unrealized loss on available-for-sale securities, net of
    deferred income tax benefit of $3,317, $839 and $0,
    respectively                                                     (4,676)         (1,198)           --
                                                                   --------         -------        ------
Total comprehensive earnings (loss)                                $(56,642)        123,300        92,376
                                                                   ========        ========        ======


13.      SHAREHOLDERS' EQUITY

     In fiscal 1999, the Board of Directors authorized a common stock repurchase program for the purchase of up to $250,000 of the Company's common shares. As of February 3, 2001, the Company has repurchased 5,504,700 shares at a cost of approximately $117,377 under this program. The repurchased shares are held in treasury.

     Each share of the Company's Common Stock also entitles the holder to the right (the Right) to purchase one four-hundredth of a share of the Company's Series H Preferred Stock for $225. The Right is only exercisable if a person or group acquires 15 percent or more of the Company's outstanding Common Stock or announces a tender offer or exchange offer, the consummation of which would result in such person or group owning 15 percent or more of the Company's outstanding Common Stock.

14.      IMPAIRMENT CHARGE

    During fiscal 2000, the Company recorded a non-cash charge to operating earnings of $106,833 ($92,440 after taxes or $1.44 per share). This charge included approximately $69,928 of goodwill and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


$32,405 of property, plant and equipment related to the book business, primarily goodwill associated with the purchase of B. Dalton and other mall bookstore assets. The Company's mall-based bookstores have experienced significant declines in sales and profitability as a result of increased competition from book "super" stores and Internet book retailers. In fiscal 2000, B. Dalton comparable store sales declined (1.7%) compared with an increase in comparable store sales of 0.1% in fiscal 1999. As a result, the anticipated future cash flows from certain stores were no longer sufficient to recover the carrying value of the underlying assets. Also, included in this charge were other charges of $4,500 related to the write-off of certain investments which had continuing adverse financial results. The estimated fair value of the assets was based on anticipated future cash flows discounted at a rate commensurate with the risk involved.

15.      STOCK OPTION PLANS

         The Company currently has two incentive plans under which stock options have been or may be granted to officers, directors and key employees of the Company, the 1991 Employee Incentive Plan (the 1991 Plan) and the 1996 Incentive Plan (the 1996 Plan). The options to purchase common shares generally are issued at fair market value on the date of the grant, begin vesting after one year in 33-1/3 percent or 25 percent increments per year, expire 10 years from issuance and are conditioned upon continual employment during the vesting period.

         The 1996 Plan and the 1991 Plan allow the Company to grant options to purchase up to 11,000,000 and 4,732,704 shares of common stock, respectively.

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

         Had compensation cost for the Company's stock option grants been determined based on the fair value of the stock at the grant dates, the Company's net earnings and diluted earnings per share for fiscal 2000, 1999 and 1998, would have been reduced by approximately $8,529 or $0.13 per share, $6,298 or $0.09 per share, and $6,188 or $0.09 per share, respectively.

         Because the application of the pro forma disclosure provision of SFAS 123 are required only to be applied to grants of options made by the Company during fiscal 1995 and after, the above pro forma amounts may not be representative of the effects of applying SFAS 123 to future years.

         The weighted-average fair value of the options granted during fiscal 2000, 1999 and 1998 were estimated at $7.86, $10.00 and $12.96 respectively, using the Black-Scholes option-pricing model with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


the following assumptions: volatility of 35 percent, risk-free interest rate of
6.50 percent in fiscal 2000, 5.90 percent in fiscal 1999, and 5.33 percent in fiscal 1998, and an expected life of 6.0 years for fiscal 2000 and fiscal 1999 and 5.4 years for fiscal 1998.

         A summary of the status of the Company's stock options is presented below:

                                                                    Weighted-Average
(Thousands of shares)                          Shares                Exercise Price
---------------------                         -------               ----------------
Balance, January 31, 1998                      9,664                     $13.17
Granted                                        1,841                      31.12
Exercised                                       (837)                     11.11
Forfeited                                       (390)                     22.35
                                              ------

Balance, January 30, 1999                     10,278                      16.22
Granted                                        2,148                      22.31
Exercised                                       (795)                     11.39
Forfeited                                       (488)                     26.91
                                              ------

Balance, January 29, 2000                     11,143                      17.27
Granted                                        2,675                      17.04
Exercised                                       (995)                     13.64
Forfeited                                       (807)                     22.76
                                              ------

Balance, February 3, 2001                     12,016                     $17.15
                                              ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


         The following table summarizes information as of February 3, 2001 concerning outstanding and exercisable options:

                                                    Options Outstanding                          Options Exercisable
                                                        Weighted-
                                                         Average          Weighted-
Range of                           Number               Remaining           Average             Number          Weighted-
Exercise                        Outstanding            Contractual         Exercise          Exercisable         Average
Prices                             (000s)                 Life               Price              (000s)        Exercise Price
----------------                -----------         -------------------   ----------         -----------      --------------
$3.21 - $3.77                         364                 2.35               $ 3.59               364             $ 3.59
$10.00 - $16.75                     6,924                 4.77               $13.51             4,769             $12.05
$17.13 - $24.25                     3,177                 7.57               $20.10             1,496             $20.07
$26.50 - $34.75                     1,551                 7.52               $30.56               630             $31.79
                                   ------                                                       -----

$3.21 - $34.75                     12,016                 5.79               $17.15             7,259             $14.99
                                   ======                                                       =====

16.      LEASES

        The Company leases retail stores, warehouse facilities, office space and equipment. Substantially all of the retail stores are leased under noncancelable agreements which expire at various dates through 2036 with various renewal options for additional periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay all insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

        Rental expense under operating leases are as follows:

Fiscal Year                2000           1999         1998
-----------              --------       -------       -------
Minimum rentals          $338,922       291,964       271,201
Percentage rentals         10,782         7,502         3,183
                         --------       -------       -------

                         $349,704       299,466       274,384
                         ========       =======       =======

         Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of February 3, 2001 are:

Fiscal Year
2001                        $327,098
2002                         311,203
2003                         285,264
2004                         263,664
2005                         247,087
After 2005                 1,478,066
                          ----------

                          $2,912,382
                          ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


17.      LEGAL PROCEEDINGS

         In March 1998, the American Booksellers Association (ABA) and 26 independent bookstores filed a lawsuit in the United States District Court for the Northern District of California against the Company and Borders Group, Inc. (Borders) alleging violations of the Robinson-Patman Act, the California Unfair Trade Practice Act and the California Unfair Competition Law. Plaintiffs filed a second amended complaint on October 19, 1999, adding Barnes & Noble.com Inc. as a defendant. In the second amended complaint, plaintiffs allege, among other things, that the Company entered into agreements with book publishers and distributors under which the Company received discounts and other benefits that were not available to plaintiffs and other independent bookstores. Plaintiffs allege that such agreements gave the Company an unlawful competitive advantage that caused lost sales and profits for the plaintiffs. The complaint seeks injunctive and declaratory relief; treble damages on behalf of each of the bookstore plaintiffs, and, with respect to the California bookstore plaintiffs, any other damages permitted by California law; disgorgement of money, property and gains wrongfully obtained in connection with the purchase of books for resale, or offered for resale, in California from March 18, 1994 until the action is completed and pre-judgment interest on any amounts awarded in the action, as well as attorneys fees and costs. Although the complaint does not specify the amount of damages sought, in discovery plaintiffs served a report of their expert witness estimating plaintiffs' damages. Those damages, in the aggregate, were estimated to be $3,600 to $5,500 (before trebling) with respect to claims under the Robinson-Patman Act and $5,000 to $7,400 with respect to disgorgement claims under California law. On January 21, 2000, the Company filed an answer to the complaint, denying any liability to plaintiffs and asserting various defenses. On January 16, 2001, the Company filed a motion for summary judgment seeking dismissal of all plaintiffs' claims. On March 20, 2001, the court granted the Company summary judgment dismissing all claims for damages under federal and state law. A trial on the remaining issues is scheduled to begin on April 9, 2001, without a jury. The Company intends to vigorously defend this action.

         In August 1998, The Intimate Bookshop, Inc. and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against the Company, Borders, Amazon.com, Inc., certain publishers and others alleging violation of the Robinson-Patman Act and other federal law, New York statutes governing trade practices and common law. The complaint sought certification of a class consisting of all retail booksellers in the United States, whether or not currently in business, which were in business and were members of the ABA at any time during the four-year period preceding the filing of the complaint. The complaint alleged that the named plaintiffs have suffered damages of approximately $11,250 or more and requested treble damages on behalf of the named plaintiffs and each of the purported class members, as well as injunctive and declaratory relief (including an injunction requiring the closure of all of defendants' stores within 10 miles of any location where plaintiff either has or had a retail bookstore during the four years preceding the filing of the complaint, and prohibiting the opening by defendants of any bookstore in such areas for the next 10 years), disgorgement of alleged discriminatory discounts, rebates, deductions and payments, punitive damages, interest, costs, attorneys fees and other relief. The plaintiffs subsequently amended their complaint to allege eight causes of action on behalf of The Intimate Bookshop and Wallace Kuralt, accusing the Company and the other defendants of: (1) violating Section 2(f) of the Robinson-Patman Act; (2) violating Section 2(c) of the Robinson-Patman Act; (3) violating Section 13(a) of the Clayton Act; (4) inducing every publisher in the United States to breach contracts with plaintiffs; (5) interfering with the plaintiff's advantageous business relationships; (6) engaging in unfair competition; (7) violating Sections 349 and 350 of the New York General Business Law; and (8) being unjustly enriched. The class action

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


allegations have been withdrawn and the plaintiffs voluntarily dismissed defendants Harper Collins Publishers, Inc. and Amazon.com, Inc. from the case.

         On April 13, 1999, the Company and the other defendants filed a motion to dismiss the second through eighth causes of action in their entireties and for a more definite statement of the remaining allegations of the first cause of action. As a result, the plaintiffs' third through eighth causes of action were dismissed with prejudice, as were all claims asserted by Wallace Kuralt in his individual capacity. Pursuant to the court's order, plaintiff The Intimate Bookshop, Inc. filed a second amended complaint on March 13, 2000. The Company served an answer on April 5, 2000 denying the material allegations of the complaint and asserting various affirmative defenses. The Company intends to continue to vigorously defend this action.

         On November 3, 2000, plaintiffs Lucky, Inc. and Bookmark It, LLC, operators of an independent bookstore in Great Falls, Montana, filed an action against the Company, Borders, certain book publishers and others in the United States District Court for the District of Montana. Plaintiffs filed an amended complaint on November 14, 2000. In their amended complaint, plaintiffs purport to assert claims on behalf of all persons or entities who as part of their business purchase or sell books. Plaintiffs allege that the Company entered into agreements with book publishers and distributors pursuant to which the Company receives discounts and other benefits that are not available to plaintiffs. Plaintiffs allege that such agreements were in violation of the Robinson-Patman Act and the Montana Unfair Trade Practices and Consumer Protection Act. The amended complaint seeks an unspecified amount of damages (to be trebled) as well as punitive damages, costs and attorneys' fees. Plaintiffs have requested permission to file a second amended complaint, which plaintiffs advise will omit all class action claims and also will omit all claims for punitive damages. The Company intends to vigorously defend this action.

         In fiscal 1999, following the October 28, 1999 acquisition of Babbage's Etc., five shareholder derivative lawsuits were filed in the Chancery Court of the State of Delaware by Harbor Finance Partners, Louis F. Mahler, Ralph Stone, Lawrence G. Metzger and Robert Waring against the Company and its directors. The lawsuits allege, among other things, a breach of fiduciary duties to the Company for the benefit of Leonard Riggio and seek damages and to enjoin or rescind the transaction. The Company believes that the acquisition of Babbage's Etc. was in the best interests of the Company's shareholders and that the allegations are without merit. On January 30, 2001, all five derivative actions were voluntarily dismissed without prejudice by the plaintiffs.

         In addition to the above actions, various claims and lawsuits arising in the normal course of business are pending against the Company. The subject matter of these proceedings primarily includes commercial disputes, personal injury claims and employment issues. The results of these proceedings are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

18.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company leases space for its executive offices in properties in which Leonard Riggio, chairman, chief executive officer and principal stockholder of Barnes & Noble, has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $3,198, $2,753 and $1,316 in fiscal years 2000, 1999 and 1998, respectively.

         The Company leases a 75,000 square foot office/warehouse from a partnership in which Leonard Riggio has a 50 percent interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


Company paid $648, $573 and $737 in fiscal years 2000, 1999 and 1998, respectively.

         The Company is provided with certain package shipping services by the LTA Group, Inc. (LTA), a company in which a brother of Leonard Riggio owns a 20 percent interest. The Company paid LTA $16,661, $13,118 and $12,571 for such services during fiscal years 2000, 1999 and 1998, respectively.

         The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by Leonard Riggio, subleases space for its executive offices from the Company. Occupancy costs allocated by the Company to B&N College for this space totaled $709, $686 and $725 for fiscal years 2000, 1999 and 1998, respectively.

         B&N College allocated to the Company certain operating costs B&N College incurred on the Company's behalf. These charges are included in the accompanying consolidated statements of operations and approximated $264, $193 and $48 for fiscal 2000, 1999 and 1998, respectively. B&N College purchased $17,198, $16,125 and $12,061 of merchandise from the Company during fiscal 2000, 1999 and 1998, respectively. The Company charged B&N College $1,331, $1,042 and $972 for fiscal years 2000, 1999 and 1998, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

         The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company's usage. Such costs which include fuel, insurance, personnel and other costs approximated $2,401, $2,205 and $1,760 during fiscal 2000, 1999 and 1998, respectively, and are included in the accompanying consolidated statements of operations.

        On October 28, 1999, the Company acquired Babbage's Etc., one of the nation's largest operators of video game and entertainment software stores, a company majority owned by Leonard Riggio, for $208,670. If financial performance targets are met over fiscal year 2001, the Company will make an additional payment of approximately $10,000 in 2002.

         Barnes & Noble.com purchased $110,462, $74,682 and $33,444 of merchandise from the Company during fiscal 2000, 1999 and 1998, respectively, and Barnes & Noble.com expects to source purchases through the Company in the future. The Company has entered into an agreement (the Supply Agreement) with Barnes & Noble.com whereby the Company charges Barnes & Noble.com the costs associated with such purchases plus incremental overhead incurred by the Company in connection with providing such inventory. The Supply Agreement is subject to certain termination provisions.

         The Company has entered into agreements whereby Barnes & Noble.com receives various services from the Company, including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, traffic, fulfillment and telecommunications. In accordance with the terms of such agreements the Company has received, and expects to continue to receive, fees in an amount equal to the direct costs plus incremental expenses associated with providing such services. The Company received $1,699, $2,037 and $856 for such services during fiscal 2000, 1999 and 1998, respectively.

         The Company subleases to Barnes & Noble.com approximately one-third of a 300,000 square foot warehouse facility located in New Jersey. The Company has received from Barnes & Noble.com $489, $473 and $310 for such subleased space during fiscal 2000, 1999 and 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED


         Since 1993, the Company has used the music distributor AEC One Stop Group, Inc. (AEC) as its primary music and video supplier and to provide a music and video database. In 1999, AEC's parent corporation was acquired by an investor group in which Leonard Riggio was a minority investor. The Company paid AEC $159,179 and $126,241 in connection with this agreement during fiscal 2000 and fiscal 1999, respectively.

19.      SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        A summary of quarterly financial information for each of the last two fiscal years is as follows:

                                                                                                                       Total Fiscal
Fiscal 2000 Quarter End                               April             July          October         January             Year
On or About                                           2000              2000           2000             2001             2000(a)
                                                    ---------         -------         -------         ---------        ------------
Sales                                               $ 894,256         924,330         951,834         1,605,384         4,375,804
Gross profit                                        $ 240,089         248,067         258,871           459,053         1,206,080
Equity in net loss of Barnes & Noble.com  (b)       $ (17,598)        (17,940)        (18,901)          (49,497)         (103,936)
   Net loss (c)                                     $  (4,144)         (8,646)         (5,177)          (33,999)          (51,966)
Loss per common share                               $   (0.06)          (0.13)          (0.08)            (0.52)            (0.81)


Fiscal 1999 Quarter End                               April             July          October         January          Total Fiscal
On or About                                           1999              1999            1999            2000             Year 1999
                                                    ---------         -------         -------         ---------        ------------
Sales                                               $ 718,336         727,165         715,903         1,324,639         3,486,043
Gross profit                                        $ 192,371         199,275         200,490           410,178         1,002,314
Equity in net loss of Barnes & Noble.com  (b)       $ (11,544)         (6,532)         (8,736)          (15,235)          (42,047)
   Earnings (loss) before cumulative effect of a
     change in accounting principle                 $  (1,444)         23,543           3,387           103,512           128,998
   Net earnings (loss) (d) (e)                      $  (5,944)         23,543           3,387           103,512           124,498
Basic earnings (loss) per common share
   Earnings (loss) before cumulative effect of a
     change in accounting principle                 $   (0.02)           0.34            0.05              1.52              1.87
   Net earnings (loss)                              $   (0.09)           0.34            0.05              1.52              1.80
Diluted earnings (loss) per common share
   Earnings (loss) before cumulative effect of a
     change in accounting principle                 $   (0.02)           0.33            0.05              1.48              1.81
   Net earnings (loss)                              $   (0.09)           0.33            0.05              1.48              1.75

(a) As a result of the Company's additional investment in Calendar Club in fiscal 2000, the consolidated statement of operations includes the operations of Calendar Club. Prior to fiscal 2000, the Company's consolidated statement of operations included its equity in the results of operations of Calendar Club as a component of other income (expense).

(b) Based on varying ownership interests as more fully discussed in Note 7 of the Notes to Consolidated Financial Statements.

(c) In the fourth quarter of fiscal 2000, the Company recorded a non-cash charge of $106,833 ($92,440 after taxes or $1.44 per share) to operating earnings as more fully discussed in Note 14 of the Notes to Consolidated Financial Statements.

(d) Included in net earnings for the second quarter of fiscal 1999 is a pre-tax gain of $25,000 ($14,750 after taxes) or $0.21 per diluted share from the receipt of $25,000 from Bertelsmann as a result of the Barnes & Noble.com Inc. IPO, as well as a pre-tax gain of $10,975 ($6,475 after taxes) or $0.09 per diluted share resulting from the partial sale of the Company's investment in Chapters.

(e) Included in net earnings for the fourth quarter of fiscal 1999 is a pre-tax gain of $22,356 ($13,190 after taxes) or $0.18 per diluted share in connection with the sale of the Company's investment in NuvoMedia. In addition, the fourth quarter of fiscal 1999 includes the results of the Company's acquisition of Babbage's Etc.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors
Barnes & Noble, Inc.

        We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three fiscal years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and its subsidiaries as of February 3, 2001 and January 29, 2000 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 2001, in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 1 to the Consolidated Financial Statements, effective January 31, 1999, the Company changed its method of accounting for pre-opening expenses.

New York, New York
March 22, 2001




BDO Seidman, LLP