Form 10-K, Exhibit 13
period 2002-02-02
BARNES & NOBLE INC
filed 2002-05-01
CIK 890491

Exhibit 13.1
SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended February 2, 2002 (fiscal 2001), 53 weeks ended February 3, 2001 (fiscal 2000) and the 52 weeks ended January 29, 2000 (fiscal 1999) and the Balance Sheet Data as of February 2, 2002 and February 3, 2001 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended January 30, 1999 (fiscal 1998) and the 52 weeks ended January 31, 1998 (fiscal 1997) and the Balance Sheet Data as of January 29, 2000, January 30, 1999 and January 31, 1998 are derived from audited consolidated financial statements not included in this report. Certain prior-period amounts have been reclassified for comparative purposes.

Fiscal Year	2001	2000(1)(2)	1999(3)	1998	1997
(Thousands of dollars, except per share data)
STATEMENT OF OPERATIONS DATA:

Sales

Barnes & Noble stores(4)	$3,359,464	3,169,591	2,821,549	2,515,352	2,245,531

B. Dalton stores(5)	310,303	372,230	426,018	468,414	509,389

Barnes & Noble.com	—	—	—	—	14,601

Other	79,225	76,419	14,728	21,842	27,331

Total bookstore sales	3,748,992	3,618,240	3,262,295	3,005,608	2,796,852

GameStop stores(6)	1,121,398	757,564	223,748	—	—

Total sales	4,870,390	4,375,804	3,486,043	3,005,608	2,796,852

Cost of sales and occupancy	3,560,038	3,169,724	2,483,729	2,142,717	2,019,291

Gross profit	1,310,352	1,206,080	1,002,314	862,891	777,561

Selling and administrative expenses	904,280	812,992	651,099	580,609	542,336

Legal settlement expense(7)	4,500	—	—	—	—

Depreciation and amortization	147,826	144,760	112,304	88,345	76,951

Pre-opening expenses	7,959	7,669	6,801	8,795	12,918

Impairment charge(8)	—	106,833	—	—	—

Operating profit	245,787	133,826	232,110	185,142	145,356

Interest expense, net and amortization of deferred financing fees(9)	(36,334)	(53,541)	(23,765)	(24,412)	(37,666)

Equity in net loss of Barnes & Noble.com(10)	(88,378)	(103,936)	(42,047)	(71,334)	—

Gain on formation of Barnes & Noble.com(11)	—	—	25,000	63,759	—

Other income (expense)(12)	(11,730)	(9,346)	27,337	3,414	1,913

Earnings (loss) before provision for income taxes, extraordinary charge and cumulative effect of a change in accounting principle	109,345	(32,997)	218,635	156,569	109,603

Provision for income taxes	45,378	18,969	89,637	64,193	44,935

Earnings (loss) before extraordinary charge and cumulative effect of a change in accounting principle	63,967	(51,966)	128,998	92,376	64,668

Extraordinary charge(13)	—	—	—	—	(11,499)

Cumulative effect of a change in accounting principle	—	—	(4,500)	—	—

Net earnings (loss)	$63,967	(51,966)	124,498	92,376	53,169

Earnings (loss) per common share

Basic

Earnings (loss) before extraordinary charge and cumulative effect of a change in accounting principle	$0.96	(0.81)	1.87	1.35	0.96

Extraordinary charge	$—	—	—	—	(0.17)

Cumulative effect of a change in accounting principle	$—	—	(0.07)	—	—

Net earnings (loss)	$0.96	(0.81)	1.80	1.35	0.79

Fiscal Year	2001	2000(1)(2)	1999(3)	1998	1997
(Thousands of dollars, except per share data)

Diluted

Earnings (loss) before extraordinary charge and cumulative effect of a change in accounting principle	$0.94	(0.81)	1.81	1.29	0.93

Extraordinary charge	$—	—	—	—	(0.17)

Cumulative effect of a change in accounting principle	$—	—	(0.06)	—	—

Net earnings (loss)	$0.94	(0.81)	1.75	1.29	0.76

Weighted average common shares outstanding

Basic	66,393,000	64,341,000	69,005,000	68,435,000	67,237,000

Diluted	77,839,000	64,341,000	71,354,000	71,677,000	69,836,000

OTHER OPERATING DATA:

Number of stores

Barnes & Noble stores(4)	591	569	542	520	483

B. Dalton stores(5)	305	339	400	489	528

GameStop stores(6)	1,038	978	526	—	—

Total	1,934	1,886	1,468	1,009	1,011

Comparable store sales increase (decrease)(14)

Barnes & Noble stores(4)	2.7%	4.9%	6.1%	5.0%	9.4%

B. Dalton stores(5)	(3.7)	(1.7)	0.1	(1.4)	(1.1)

GameStop stores(6)	32.0	(6.7)	12.5	—	—

Capital expenditures	$168,833	134,292	146,294	141,378	121,903

BALANCE SHEET DATA:

Working capital	$450,766	520,178	318,668	315,989	264,719

Total assets	$2,623,220	2,557,476	2,413,791	1,807,597	1,591,171

Long-term debt	$449,000	666,900	431,600	249,100	284,800

Shareholders’ equity	$888,110	777,677	846,360	678,789	531,755

(1)	Fiscal 2000 includes the results of operations of Funco, Inc. from June 14, 2000, the date of acquisition.

(2)	In fiscal 2000, the Company acquired a controlling interest in Calendar Club L.L.C. (Calendar Club). The Company’s consolidated statement of operations includes the results of operations of Calendar Club. Prior to fiscal 2000, the Company included its equity in the results of operations of Calendar Club as a component of other income (expense).

(3)	Fiscal 1999 includes the results of operations of Babbage’s Etc. LLC from October 28, 1999, the date of acquisition.

(4)	Also includes Bookstop and Bookstar stores.

(5)	Also includes Doubleday Book Shops, Scribner’s Bookstores and smaller format bookstores operated under the Barnes & Noble trade name representing the Company’s original retail strategy.

(6)	Also includes FuncoLand stores, Software Etc. stores and Babbage’s stores.

(7)	Represents legal and settlement costs associated with the lawsuit brought by the American Booksellers Association.

(8)	Represents a non-cash charge to operating earnings to adjust the carrying value of certain assets, primarily goodwill relating to the purchase of B. Dalton and other mall-bookstore assets.

(9)	Interest expense for fiscal 2001, 2000, 1999, 1998 and 1997 is net of interest income of $1,319, $939, $1,449, $976 and $446, respectively.

(10)	On November 12, 1998, the Company and Bertelsmann AG (Bertelsmann) completed the formation of a limited liability company to operate the online retail bookselling operations of the Company’s wholly owned subsidiary, barnesandnoble.com inc., which had begun operations in fiscal 1997. As a result of the formation of barnesandnoble.com llc (Barnes & Noble.com), the Company began accounting for its interest in Barnes & Noble.com under the equity method of accounting as of the beginning of fiscal 1998. Fiscal 1998 reflects a 100 percent equity interest in Barnes & Noble.com for the first three quarters ended October 31, 1998 (also the effective date of the limited liability company agreement), and a 50 percent equity interest beginning on November 1, 1998 through the end of the fiscal year. As a result of the initial public offering (IPO) for the Barnes & Noble.com business on May 25, 1999, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. Accordingly, the Company’s share in the net loss of Barnes & Noble.com for fiscal 1999 was based on a 50 percent equity interest from the beginning of fiscal 1999 through May 25, 1999 and 40 percent through the end of the fiscal year. In November 2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain), the third largest online bookseller. Barnes & Noble.com issued shares of its common stock to Fatbrain shareholders. As a result of this merger, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. Accordingly, the Company’s share in the net loss of Barnes & Noble.com was 40 percent from the beginning of fiscal 2000 through November 2000 and approximately 36 percent thereafter.

(11)	As a result of the formation of the limited liability company, the Company recognized a pre-tax gain during fiscal 1998 in the amount of $126,435, of which $63,759 has been recognized in earnings based on the $75,000 received directly from Bertelsmann and $62,676 ($36,351 after taxes) has been reflected in additional paid-in capital based on the Company’s share of the incremental equity of the joint venture resulting from the $150,000 Bertelsmann contribution. As a result of the Barnes & Noble.com IPO, the Company recorded an increase in additional paid-in capital of $200,272 ($116,158 after taxes) representing the Company’s incremental share in the equity in Barnes & Noble.com. In addition, the Company recognized a pre-tax gain of $25,000 in fiscal 1999 as a result of cash received in connection with the joint venture agreement with Bertelsmann.

(12)	Included in other expense for fiscal 2001 is $3,985 in equity losses in iUniverse.com, $2,500 in equity losses in BOOK® magazine and $5,581 in equity losses in enews, inc. Included in other expense in fiscal 2000 are losses of $9,730 from the Company’s equity investments. Included in other income in fiscal 1999 are pre-tax gains of $22,356 and $10,975 recognized in connection with the Company’s investments in Gemstar International Ltd. (formerly NuvoMedia Inc.) and Indigo Books & Music Inc. (formerly Chapters Inc.), respectively, as well as a one-time charge of $5,000 attributable to the termination of the Ingram Book Group acquisition and losses from equity investments of $994.

(13)	Reflects a net extraordinary charge during fiscal 1997 due to the early extinguishment of debt, consisting of: (i) a pre-tax charge of $11,281 associated with the redemption premium on the Company’s senior subordinated notes; (ii) the associated write-off of $8,209 of unamortized deferred finance costs; and (iii) the related tax benefits of $7,991 on the extraordinary charge.

(14)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open for 15 months for Barnes & Noble stores (due to the high sales volume associated with grand openings) and 12 months for B. Dalton stores. Comparable store sales increase (decrease) for the GameStop stores are calculated on a 52-week basis, and include sales of stores that have been open for 12 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

         The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, “fiscal 2001” represents the 52 weeks ended February 2, 2002, “fiscal 2000” represents the 53 weeks ended February 3, 2001 and “fiscal 1999” represents the 52 weeks ended January 29, 2000.

General

         Barnes & Noble, Inc. (Barnes & Noble or the Company), the nation’s largest bookseller1, as of February 2, 2002 operates 896 bookstores and 1,038 video-game and entertainment-software stores. Of the 896 bookstores, 591 operate under the Barnes & Noble Booksellers, Bookstop and Bookstar trade names (40 of which were opened in fiscal 2001) and 305 operate under the B. Dalton Bookseller, Doubleday Book Shops and Scribner’s Bookstore trade names. Through its approximate 36 percent interest in barnesandnoble.com llc (Barnes & Noble.com), the Company is one of the largest sellers of books on the Internet. The Company, through its acquisitions of Babbage’s Etc. LLC (Babbage’s Etc.) and Funco, Inc. (now known as GameStop, Inc.), is the nation’s largest video-game and PC-entertainment software specialty retailer, operating 1,038 video-game and entertainment-software stores under the GameStop, Babbage’s, Software Etc. and FuncoLand trade names, a Web site, gamestop.com, and Game Informer, one of the largest multi-platform video-game magazines, with circulation of over 415,000 subscribers. The Company employed approximately 45,000 full- and part-time employees as of February 2, 2002.

         Barnes & Noble is the nation’s largest operator of bookstores1 with 591 Barnes & Noble bookstores located in 49 states and the District of Columbia as of February 2, 2002. With more than 35 years of bookselling experience, management has a strong sense of customers’ changing needs and the Company leads book retailing with a “community store” concept. Barnes & Noble’s typical bookstore offers a comprehensive title base, a café, a children’s section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities, that make each Barnes & Noble bookstore an active part of its community.

         Barnes & Noble bookstores range in size from 10,000 to 60,000 square feet depending upon market size, and each store features an authoritative selection of books, ranging from 60,000 to 200,000 titles. The comprehensive title selection is diverse and reflects local interests. In addition, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers represent only three percent of Barnes & Noble bookstore sales. Complementing this extensive on-site selection, all Barnes & Noble bookstores provide customers with access to the millions of books available to online shoppers while offering an option to have the book sent to the store or shipped directly to the customer. All Barnes & Noble bookstores are equipped with the BookMaster in-store operating system, which enhances the Company’s merchandise-replenishment system, resulting in higher in-stock positions and better productivity at the store level through efficiencies in receiving, cashiering and returns processing.

         During fiscal 2001, the Company added 0.8 million square feet to the Barnes & Noble bookstore base, bringing the total square footage to 14.2 million square feet, a six percent increase over the prior year. Barnes & Noble bookstores contributed approximately 90 percent of the Company’s total bookstore sales in fiscal 2001. The Company plans to open between 40 and 45 Barnes & Noble bookstores in fiscal 2002, which are expected to average 26,000 square feet in size.

[1]	Based upon sales reported in trade publications and public filings.

         At the end of fiscal 2001, the Company operated 305 B. Dalton bookstores in 45 states and the District of Columbia. B. Dalton bookstores employ merchandising strategies that target the “Middle American” consumer book market, offering a wide range of bestsellers and general-interest titles. Most B. Dalton bookstores range in size from 2,000 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of superstores in nearby locations continues to have a significant adverse impact on B. Dalton bookstores.

         The Company is continuing to execute a strategy to maximize returns from its B. Dalton bookstores in response to declining sales attributable primarily to superstore competition. Part of the Company’s strategy has been to close underperforming stores, which has resulted in the closing of between 35 and 90 B. Dalton bookstores per year since 1989.

         In 1998, the Company and Bertelsmann AG (Bertelsmann) completed the formation of a limited liability company to operate the online retail bookselling operations of the Company’s wholly owned subsidiary, barnesandnoble.com inc. The new entity, barnesandnoble.com llc (Barnes & Noble.com), was formed by combining the online bookselling operations of the Company with funds contributed by the international media company Bertelsmann, one of the largest integrated media companies in the world. In 1999, Barnes & Noble.com Inc. completed an initial public offering (IPO) of 28.75 million shares of Class A Common Stock and used the proceeds to purchase a 20 percent interest in Barnes & Noble.com. As a result, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com from the date of the IPO through November 2000. In November 2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain), the third largest online bookseller. Barnes & Noble.com issued shares of its common stock to Fatbrain shareholders. As a result of this merger, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. Accordingly, the Company’s share in the net loss of Barnes & Noble.com was 40 percent from the beginning of fiscal 2000 through November 2000 and approximately 36 percent thereafter.

         Barnes & Noble.com is a leading online retailer of knowledge, information, education and entertainment-related products. Since opening its online store in March 1997, Barnes & Noble.com has attracted more than 11.2 million customers in 228 countries. In addition to books, the Barnes & Noble.com Web site, www.bn.com, sells music, DVD/video and magazine subscriptions. Barnes & Noble.com’s online bookstore includes the largest-in-stock selection of in-print book titles with access to one million titles for immediate delivery and supplemented by more than 20 million listings from its nationwide network of out-of-print, rare and used book dealers. Barnes & Noble.com offers its customers fast delivery, easy and secure ordering and rich editorial content.

         According to Jupiter Media Metrix, in January 2002, Barnes & Noble.com’s Web site was the fifth-most-trafficked shopping site and was among the top 50 largest Web properties on the Internet. Co-marketing agreements with major Web portals such as AOL, Yahoo! and MSN as well as content sites have extended Barnes & Noble.com’s brand and increased consumer exposure to its site. Barnes & Noble.com has also established a network of remote storefronts across the Internet by creating direct links with more than 512,000 affiliate Web sites.

         Barnes & Noble further differentiates its product offerings from those of its competitors by publishing books under its own imprints for sale in its retail stores and through Barnes & Noble.com’s online book sales. With publishing and distribution rights to nearly 4,000 titles, Barnes & Noble Books offers customers high quality books at exceptional values, while generating attractive gross margins.

         As a result of its acquisitions of Babbage’s Etc. and Funco, Inc. in October 1999 and June 2000, respectively, the Company is the nation’s largest video-game and PC-entertainment software specialty retailer. The Company owns and operates 1,038 video-game and entertainment-software stores located in

49 states, Puerto Rico and Guam. The Company’s video-game and entertainment-software stores range in size from 500 to 5,000 square feet (averaging 1,500 square feet) depending upon market demographics. Stores feature video-game hardware and software, PC-entertainment software and a multitude of accessories. The Company operates stores under the GameStop, Babbage’s, Software Etc. and FuncoLand trade names, a Web site, gamestop.com and Game Informer magazine (collectively, GameStop or Video Game & Entertainment Software).

Critical Accounting Policies

         Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements require management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Impairment of Long-Lived Assets

         The Company’s long-lived assets include property and equipment and intangibles (primarily goodwill). At February 2, 2002, the Company had $595.8 million of property and equipment, net of accumulated depreciation and $352.9 million of goodwill, net of amortization, accounting for approximately 36.2% of the Company’s total assets. The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated. The Company assesses recoverability based on several factors, including management’s intention with respect to its stores and those stores’ projected undiscounted cash flows. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the present value of their projected cash flows. For a further discussion, see Newly Issued Accounting Pronouncements.

         During fiscal 2000, the Company recorded a non-cash charge to operating earnings of $106.8 million. This charge included approximately $69.9 million of goodwill and $32.4 million of property, plant and equipment related to the book business, primarily goodwill associated with the purchase of B. Dalton and other mall-bookstore assets.

Marketable Equity Securities

         All marketable equity securities are classified as available-for-sale. The Company carries these investments at fair value, based on quoted market prices, with unrealized gains and losses (net of taxes) included in accumulated other comprehensive earnings, which is reflected as a separate component of shareholders’ equity. Realized gains and losses are recognized in the Company’s consolidated statement of operations when securities are sold or impairment is considered other than temporary. The Company reviews its equity holdings on a regular basis to evaluate whether or not each security has experienced an other-than-temporary decline in fair value. The Company has reviewed each of the companies’ financial position, results of operations, stock price performance and various analyst research reports and believes that the declines in fair value of its equity holdings are temporary.

Closed Store Expenses

         Upon a formal decision to close or relocate a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $9.8 million, $5.0 million and $5.4 million during fiscal 2001, fiscal 2000 and fiscal 1999, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Results of Operations

         The Company’s sales, operating profit, comparable store sales, store openings, store closings, number of stores open and square feet of selling space at year end are set forth below:

Fiscal Year	2001	2000	1999
(Thousands of dollars)
Sales

Bookstores(1)	$3,748,992	3,618,240	3,262,295
Video Game & Entertainment Software stores	1,121,398	757,564	223,748

Total	$4,870,390	4,375,804	3,486,043

Operating Profit

Bookstores(1)(2)	$211,700	127,812	216,678
Video Game & Entertainment Software stores	34,087	6,014	15,432

Total	$245,787	133,826	232,110

Comparable Store Sales Increase (Decrease)(3)

Barnes & Noble stores	2.7%	4.9%	6.1%
B. Dalton stores	(3.7)	(1.7)	0.1
GameStop stores	32.0	(6.7)	12.5

Stores Opened

Barnes & Noble stores	40	32	38
B. Dalton stores	1	—	—
GameStop stores	74	65	—

Total	115	97	38

Stores Closed

Barnes & Noble stores	18	5	16
B. Dalton stores	35	61	89
GameStop stores	14	17	—

Total	67	83	105

Number of Stores Open at Year End

Barnes & Noble stores	591	569	542
B. Dalton stores	305	339	400
GameStop stores(4)	1,038	978	526

Total	1,934	1,886	1,468

Square Feet of Selling Space at Year End (in millions)

Barnes & Noble stores	14.2	13.4	12.7
B. Dalton stores	1.2	1.4	1.6
GameStop stores	1.6	1.5	0.8

Total	17.0	16.3	15.1

(1)	In fiscal 2000, the Company acquired a controlling interest in Calendar Club L.L.C. (Calendar Club) by increasing its percentage ownership interest to approximately 74 percent. Accordingly, the Company has consolidated the results of operations of Calendar Club. Included in fiscal 2001 are sales and operating profits associated with Calendar Club of $68,157 and $3,009, respectively. Included in fiscal 2000 are sales and operating profits of $66,301 and $1,395, respectively. Prior to fiscal 2000, the Company’s consolidated statement of operations included its equity in the results of operations of Calendar Club as a component of other income (expense). The Company’s equity in the net earnings of Calendar Club for fiscal 1999 was $1,228.

(2)	Fiscal 2001 operating profit is net of legal and settlement expenses of $4,500. Fiscal 2000 operating profit is net of a non-cash impairment charge of $106,833.

(3)	Comparable store sales for Barnes & Noble stores are determined using stores open at least 15 months, due to the high sales volume associated with grand openings. Comparable store sales for B. Dalton stores are determined using stores open at least 12 months. Comparable store sales for the GameStop stores include sales of stores that have been open for 12 months.

(4)	Includes FuncoLand stores acquired in June 2000.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	2001	2000	1999

Sales	100.0%	100.0%	100.0%

Cost of sales and occupancy	73.1	72.4	71.2

Gross margin	26.9	27.6	28.8

Selling and administrative expenses	18.6	18.6	18.7

Legal settlement expense	0.1	—	—

Depreciation and amortization	3.0	3.3	3.2

Pre-opening expenses	0.2	0.2	0.2

Impairment charge	—	2.4	—

Operating margin	5.0	3.1	6.7

Interest expense, net and amortization of deferred financing fees	(0.8)	(1.2)	(0.7)

Equity in net loss of Barnes & Noble.com	(1.8)	(2.4)	(1.2)

Gain on formation of Barnes & Noble.com	—	—	0.7

Other income (expense)	(0.2)	(0.2)	0.8

Earnings (loss) before provision for income taxes and cumulative effect of a change in accounting principle	2.2	(0.7)	6.3

Provision for income taxes	0.9	0.4	2.6

Earnings (loss) before cumulative effect of a change in accounting principle	1.3	(1.1)	3.7

Cumulative effect of a change in accounting principle	—	—	(0.1)

Net earnings (loss)	1.3%	(1.1)%	3.6%

52 Weeks Ended February 2, 2002 Compared with 53 Weeks Ended
February 3, 2001

Sales

         The Company’s sales increased $494.6 million or 11.3% during fiscal 2001 to $4.870 billion from $4.376 billion during fiscal 2000. Contributing to this improvement was an increase of $363.8 million from Video Game & Entertainment Software store sales. Fiscal 2001 sales from Barnes & Noble bookstores, which contributed 69.0% of total sales or 89.6% of total bookstore sales, increased 6.0% to $3.359 billion from $3.170 billion in fiscal 2000.

         The increase in bookstore sales was primarily attributable to the 2.7% growth in Barnes & Noble comparable store sales and sales from the 40 new Barnes & Noble stores opened during fiscal 2001. This increase was partially offset by declining sales of B. Dalton, due to 35 store closings and a comparable store sales decline of (3.7%) in fiscal 2001.

         GameStop sales during fiscal 2001 increased to $1.121 billion from $757.6 million during fiscal 2000. This increase in sales was primarily attributable to the 32.0% growth in the GameStop comparable store sales and sales from the 74 new GameStop stores opened during fiscal 2001. This increase was also attributable to the inclusion of a full year of Funco, Inc. sales in fiscal 2001 compared with sales for approximately one-half of fiscal 2000.

Cost of Sales and Occupancy

         The Company’s cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues and lease-required advertising.

         Cost of sales and occupancy increased $390.3 million, or 12.3%, to $3.560 billion in fiscal 2001 from $3.170 billion in fiscal 2000, primarily due to growth in the Video Game & Entertainment Software segment. The Company’s gross margin rate decreased to 26.9% in fiscal 2001 from 27.6% in fiscal 2000. This decrease was primarily attributable to the lower gross margins in the Video Game & Entertainment Software segment and slightly lower gross margins in the bookstore segment due to discounts related to the Readers’ Advantage™ program.

Selling and Administrative Expenses

         Selling and administrative expenses increased $91.3 million, or 11.2%, to $904.3 million in fiscal 2001 from $813.0 million in fiscal 2000, primarily due to growth in the Video Game & Entertainment Software segment and the increase in bookstore expenses from the opening of 40 Barnes & Noble stores in fiscal 2001. Selling and administrative expenses remained unchanged at 18.6% of sales during fiscal 2001 and 2000.

Legal Settlement Expense

         In fiscal 2001, the Company recorded a pre-tax charge of $4.5 million in connection with a lawsuit brought by the American Booksellers Association and 26 independent bookstores. The charges included a settlement of $2.4 million to be paid to plaintiffs and approximately $2.1 million in legal expenses incurred by the Company during the first quarter.

Depreciation and Amortization

         Depreciation and amortization increased $3.1 million, or 2.1%, to $147.8 million in fiscal 2001 from $144.8 million in fiscal 2000. The increase was primarily the result of the increase in depreciation and amortization in the Video Game & Entertainment Software segment offset by the reduction in depreciable assets in our mall bookstores due to the impairment charge recorded in fiscal 2000.

Pre-Opening Expenses

         Pre-opening expenses increased in fiscal 2001 to $8.0 million from $7.7 million in fiscal 2000. Due to management’s expense control efforts, pre-opening expenses increased only slightly while opening 40 Barnes & Noble stores and 74 new GameStop stores in fiscal 2001, compared with 32 new Barnes & Noble stores and 65 new GameStop stores during fiscal 2000.

Operating Profit

         Operating profit increased to $245.8 million in fiscal 2001 from $133.8 million in fiscal 2000. Operating profit increased $9.6 million to $250.3 million, before the effect of the $4.5 million legal settlement expense during fiscal 2001, from $240.7 million, before the effect of the $106.8 million impairment charge during fiscal 2000. Bookstore operating profit decreased 7.9% to $216.2 million, before the effect of the $4.5 million legal settlement expense, from $234.6 million, before the effect of the $106.8 million impairment charge, primarily attributable to lower comparable store sales and lower gross margins due to discounts related to the Readers’ Advantage™ program. Bookstore operating margin decreased to 5.8% of sales during fiscal 2001, before the effect of the legal settlement expense, from 6.5% of sales during fiscal 2000, before the effect of the impairment charge.

Interest Expense, Net and Amortization of Deferred Financing Fees

         Interest expense, net of interest income, and amortization of deferred financing fees, decreased $17.2 million to $36.3 million in fiscal 2001 from $53.5 million in fiscal 2000. The decrease was primarily the result of reduced borrowings due to effective working capital management and lower interest rates on the Company’s outstanding debt, partially through the issuance of the Company’s convertible subordinated notes sold in March 2001.

Equity in Net Loss of Barnes & Noble.com

         In November 2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain), the third largest online bookseller. Barnes & Noble.com issued shares of its common stock to Fatbrain shareholders. As a result of this merger, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. Accordingly, the Company’s share in the net loss of Barnes & Noble.com is based on an approximate 40 percent equity interest from the beginning of fiscal 2000 through November 2000 and approximately 36 percent thereafter. The Company’s equity in the net loss of Barnes & Noble.com for fiscal 2001 and fiscal 2000 was $88.4 million and $103.9 million, respectively.

Other Expense

         Other expense of $11.7 million in fiscal 2001 was due to $4.0 million in equity losses in iUniverse.com, $2.5 million in equity losses in BOOK® magazine and $5.5 million in equity losses in enews, inc., partially offset by a one-time gain of $0.3 million from the partial sale of Indigo Books & Music Inc. (formerly Chapters Inc.). Other expense of $9.3 million in fiscal 2000 was primarily due to the equity losses of iUniverse.com, partially offset by a one-time gain of $0.3 million from the partial sale of iUniverse.com.

Provision for Income Taxes

         Barnes & Noble’s effective tax rate in fiscal 2001 decreased to 41.5 percent compared with (57.5) percent during fiscal 2000. The fiscal 2001 decrease was primarily related to the goodwill write-down associated with the impairment charge, which provided no tax benefit in fiscal 2000.

Earnings (Loss)

         As a result of the factors discussed above, the Company reported consolidated net earnings of $64.0 million (or $0.94 per share) during fiscal 2001 compared with a net loss of ($52.0) million (or ($0.81) per share) during fiscal 2000. Components of diluted earnings per share are as follows:

Fiscal Year	2001	2000

Retail Earnings Per Share

Bookstores	$1.59	1.85

Video Game & Entertainment Software Stores	0.11	(0.16)

Retail EPS	$1.70	1.69

EPS Impact of Investing Activities

Share in net losses of Barnes & Noble.com	$(0.66)	(0.98)

Share of net losses from other investments (including Calendar Club)	(0.07)	(0.08)

Total Investing Activities	$(0.73)	(1.06)

Other Adjustments

Legal settlement expense	$(0.03)	—

Impairment charge	—	(1.44)

Total Other Adjustments	$(0.03)	(1.44)

Consolidated EPS	$0.94	(0.81)

53 Weeks Ended February 3, 2001 Compared with 52 Weeks Ended
January 29, 2000

Sales

         The Company’s sales increased $889.8 million or 25.5% during fiscal 2000 to $4.376 billion from $3.486 billion during fiscal 1999. Contributing to this improvement was an increase of $533.8 million attributable to the inclusion of sales from Babbage’s Etc. and Funco, Inc. (Video Game & Entertainment Software or GameStop). Through its acquisitions of Babbage’s Etc. in October 1999 and Funco, Inc. in June 2000 (the Acquisitions), the Company has become the nation’s largest video-game and PC-entertainment software specialty retailer. Fiscal 2000 sales from Barnes & Noble bookstores, which contributed 72.4% of total sales or 87.6% of total bookstore sales, increased 12.3% to $3.170 billion from $2.822 billion in fiscal 1999.

         The increase in bookstore sales was primarily attributable to the 4.9% growth in Barnes & Noble comparable store sales and the opening of 32 Barnes & Noble stores during fiscal 2000. This increase was partially offset by declining sales of B. Dalton, due to 61 store closings and a comparable store sales decline of (1.7%) in fiscal 2000.

         GameStop sales during fiscal 2000 increased to $757.6 million from $223.7 million during fiscal 1999. This increase in sales was attributable to the inclusion of a full year of Babbage’s Etc.’s sales in fiscal 2000 compared with sales for the fourth quarter only in fiscal 1999, as well as the inclusion of Funco, Inc. sales for approximately one-half of fiscal 2000. Comparable store sales as if Babbage’s Etc.

and Funco, Inc. had been included for the entire 52-week period decreased 6.7%.

Cost of Sales and Occupancy

         The Company’s cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues and lease-required advertising.

         Cost of sales and occupancy increased to $3.170 billion in fiscal 2000 from $2.484 billion in fiscal 1999 primarily due to the increase in Video Game & Entertainment Software’s cost of sales and occupancy as a result of the Acquisitions. The Company’s gross margin rate decreased to 27.6% in fiscal 2000 from 28.8% in fiscal 1999. This decrease was primarily attributable to lower gross margins in the Video Game & Entertainment Software stores, partially offset by improved leverage on occupancy costs as well as a favorable product mix in the bookstores.

Selling and Administrative Expenses

         Selling and administrative expenses increased $161.9 million, or 24.9%, to $813.0 million in fiscal 2000 from $651.1 million in fiscal 1999 primarily due to the increase in Video Game & Entertainment Software’s selling and administrative expenses as a result of the Acquisitions. Selling and administrative expenses decreased slightly to 18.6% of sales during fiscal 2000 from 18.7% during fiscal 1999.

Depreciation and Amortization

         Depreciation and amortization increased $32.5 million, or 28.9%, to $144.8 million in fiscal 2000 from $112.3 million in fiscal 1999. The increase was primarily the result of the increase in GameStop’s depreciation and amortization as a result of the Acquisitions, as well as depreciation related to the Barnes & Noble stores opened during fiscal 2000 and fiscal 1999.

Pre-Opening Expenses

         Pre-opening expenses increased in fiscal 2000 to $7.7 million from $6.8 million in fiscal 1999. This increase was the result of additional labor used to facilitate the rollout of the new Barnes & Noble bookstores as well as the opening of 65 new GameStop stores.

Impairment Charge

         During fiscal 2000, the Company recorded a non-cash charge to operating earnings of $106.8 million ($92.4 million after taxes or $1.44 per share). This charge included approximately $69.9 million of goodwill and $32.4 million of property, plant and equipment related to the book business, primarily goodwill associated with the purchase of B. Dalton, other mall-bookstore assets and $6.2 million of warehouse equipment. The Company’s mall-based bookstores have experienced significant declines in sales and profitability as a result of increased competition from book superstores and Internet book retailers. In fiscal 2000, B. Dalton comparable store sales declined (1.7%) compared with an increase in comparable store sales of 0.1% in fiscal 1999. As a result, the anticipated future cash flows from certain stores were no longer sufficient to recover the carrying value of the underlying assets. Also, included in this charge were other charges of $4.5 million related to the write-off of certain investments which had continuing adverse financial results.

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

Interest Expense, Net and Amortization of Deferred Financing Fees

         Interest expense, net of interest income, and amortization of deferred financing fees, increased $29.7 million to $53.5 million in fiscal 2000 from $23.8 million in fiscal 1999. This increase was primarily the result of the increased borrowings under the Company’s revolving credit facility used to support the Company’s Acquisitions and the common stock repurchase program.

         Equity in Net Loss of Barnes & Noble.com

         As a result of the Barnes & Noble.com Inc. IPO on May 25, 1999, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. Accordingly, the Company’s share in the net loss of Barnes & Noble.com for fiscal 1999 was based on a 50 percent equity interest from the beginning of fiscal 1999 through May 25, 1999 and 40 percent through the end of 1999. The Company’s equity in the net loss of Barnes & Noble.com for fiscal 1999 was $42.0 million. In November 2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain), the third largest online bookseller. Barnes & Noble.com issued shares of its common stock to Fatbrain shareholders. As a result of this merger, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. Accordingly, the Company’s share in the net losses of Barnes & Noble.com for fiscal 2000 was based on an approximate 40 percent equity interest from the beginning of fiscal 2000 through November 2000 and approximately 36 percent thereafter. The Company’s equity in the net loss of Barnes & Noble.com for fiscal 2000 was $103.9 million.

         Gain on Formation of Barnes & Noble.com

         Under the terms of the November 12, 1998 joint venture agreement between the Company and Bertelsmann, the Company received a $25.0 million payment from Bertelsmann in fiscal 1999 in connection with the Barnes & Noble.com Inc. IPO.

Other Income (Expense)

         Other expense of ($9.3) million in fiscal 2000 was primarily due to the equity losses of iUniverse.com. Other income of $27.4 million in fiscal 1999 was primarily attributable to a one-time gain of $11.0 million on the partial sale of Indigo Books & Music Inc., a one-time gain of $22.4 million in connection with the sale of its investment in NuvoMedia Inc. (NuvoMedia) to Gemstar International Ltd., partially offset by a one-time charge of ($5.0) million attributable to the termination of the planned Ingram Book Group (Ingram) acquisition.

Provision for Income Taxes

         Barnes & Noble’s effective tax rate in fiscal 2000 increased to (57.5) percent compared with 41.0 percent during fiscal 1999. The fiscal 2000 increase was primarily related to the goodwill write-down associated with the impairment charge, which provided no tax benefit.

Earnings (Loss)

         As a result of the factors discussed above, the Company reported a consolidated net loss of ($52.0) million (or ($0.81) per share) in fiscal 2000. The Company’s earnings, before the effect of the impairment charge, were $40.5 million during fiscal 2000 compared with $124.5 million during fiscal 1999. Components of earnings per share are as follows:

Fiscal Year	2000	1999

Retail Earnings Per Share

Bookstores	$1.85	1.62

Video Game & Entertainment Software Stores	(0.16)	0.10

Retail EPS	$1.69	1.72

EPS Impact of Investing Activities

Cash:

Gain on Barnes & Noble.com	$—	0.21

Gain on partial sale of Indigo Books & Music Inc.	—	0.09

Non-cash:

Share in net losses of Barnes & Noble.com	(0.98)	(0.35)

Share of net losses from other equity investments	(0.08)	(0.01)

Gain on sale of investment in NuvoMedia	—	0.19

Total Investing Activities	$(1.06)	0.13

Other Adjustments

Impairment charge	$(1.44)	—

Ingram write-off	—	(0.04)

Change in accounting for pre-opening costs	—	(0.06)

Total Other Adjustments	$(1.44)	(0.10)

Consolidated EPS	$(0.81)	1.75

Seasonality

         The Company’s business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the quarter which includes the holiday selling season. The Company has now reported operating profit for 23 consecutive quarters.

Liquidity and Capital Resources

         Working capital requirements are generally at their highest during the Company’s fiscal quarter ending on or about January 31 due to the higher payments to vendors for holiday season merchandise purchases and the replenishment of merchandise inventories following this period of increased sales. In addition, the Company’s sales and merchandise inventory levels will fluctuate from quarter to quarter as a result of the number and timing of new store openings, as well as the amount and timing of sales contributed by new stores.

         Cash flows from operating activities, funds available under its revolving credit facility and vendor financing continue to provide the Company with liquidity and capital resources for store expansion, seasonal working capital requirements and capital investments.

         Cash Flow

         Cash flows provided from operating activities were $457.4 million, $80.5 million and $187.3 million during fiscal 2001, 2000 and 1999, respectively. In fiscal 2001, the increase in cash flows from operating activities was primarily attributable to increased accounts payable leverage and improvement in net earnings. In fiscal 2000, the decrease in cash flows from operating activities was primarily attributable to a weaker-than-expected holiday season which resulted in lower net earnings and an increase in standing inventory as well as an increase in prepaid rent due to the fiscal year-end date. In fiscal 1999, the improvement in cash flows was primarily due to the improvement in net earnings.

         Retail earnings before interest, taxes, depreciation and amortization (EBITDA) increased $10.8 million or 2.8% to $392.2 million in fiscal 2001 from $381.4 million in fiscal 2000. This improvement in EBITDA is due to the growth in the Video Game & Entertainment Software segment and the continuing maturation of the Barnes & Noble stores offset by the lower gross margins in the bookstore segment due to the increased spending by Readers’ Advantage™ members. Total debt to retail EBITDA improved to 1.14 times in fiscal 2001 from 1.75 times in fiscal 2000 primarily due to increased cash flows from operations that reduced debt incurred to fund the Company’s Acquisitions. The weighted-average age per square foot of the Company’s 591 Barnes & Noble stores was 5.3 years as of February 2, 2002 and is expected to increase to approximately 5.8 years by February 1, 2003. As the relatively young Barnes & Noble stores mature, and as the number of new stores opened during the fiscal year decreases as a percentage of the existing store base, the increasing operating profits of Barnes & Noble stores are expected to generate a greater portion of cash flows required for working capital, including new store inventories, capital expenditures and other initiatives. Additionally, due to the Barnes & Noble.com Inc. IPO in fiscal 1999, retail cash flows are fully available to support the Company’s working capital requirements.

         Capital Structure

         Strong cash flows from operations and a continued emphasis on working capital management strengthened the Company’s balance sheet in fiscal 2001. Shareholders’ equity increased 14.2% to $888.1 million as of February 2, 2002, from $777.7 million as of February 3, 2001.

         The Company has an $850.0 million senior credit facility (the Facility), obtained in November 1997, with a syndicate led by The Chase Manhattan Bank. The Facility is structured as a five-year revolving credit. The Facility permits borrowings at various interest-rate options based on the prime rate or London Interbank Offer Rate (LIBOR) depending upon certain financial tests. In addition, the agreement requires the Company to pay a commitment fee up to 0.25 percent of the unused portion depending upon certain financial tests. The Facility contains covenants, limitations and events of default typical of credit facilities of this size and nature.

         The amount outstanding under the Facility has been classified as long-term debt in the accompanying consolidated balance sheets due to both the Company’s intent and ability to maintain principal amounts.

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

         In fiscal 2001, the Company issued $300.0 million, 5.25 percent convertible subordinated notes due March 15, 2009, further strengthening its balance sheet. The notes are convertible into the Company’s common stock at a conversion price of $32.512 per share.

         Borrowings under the Company’s senior and seasonal credit facilities averaged $689.3 million,

$697.8 million and $397.1 million and peaked at $870.0 million, $918.7 million and $693.5 million during fiscal 2001, 2000 and 1999, respectively. The ratio of debt to equity improved significantly to 0.51:1.00 as of February 2, 2002 from 0.86:1.00 as of February 3, 2001, primarily due to decreased borrowings under the Company’s senior credit facility.

         Interest rate swap agreements are valued based on market quotes obtained from dealers. The estimated fair value of the interest rate swaps liability was $2.3 million and $0.5 million at February 2, 2002 and February 3, 2001, respectively. The interest rate swaps are included as a component of other long-term liabilities.

         Capital Investment

         Capital expenditures totaled $168.8 million, $134.3 million and $146.3 million during fiscal 2001, 2000 and 1999, respectively. Capital expenditures in fiscal 2002, primarily for the opening of between 40 and 45 new Barnes & Noble stores and 175 GameStop stores, are expected to be between $170 million and $190 million, although commitment to such expenditures has not yet been made.

         Based on current operating levels and the store expansion planned for the next fiscal year, management believes cash flows generated from operating activities, short-term vendor financing and borrowing capacity under its revolving credit facility will be sufficient to meet the Company’s working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months.

         In fiscal 1999, the Board of Directors authorized a common stock repurchase program for the purchase of up to $250.0 million of the Company’s common shares. As of February 3, 2001, the Company has repurchased 5,504,700 shares at a cost of approximately $117.4 million under this program. The repurchased shares are held in treasury.

Barnes & Noble.com

         On November 12, 1998, the Company and Bertelsmann completed the formation of a joint venture to operate the online retail bookselling operations of the Company’s wholly owned subsidiary, Barnes & Noble.com Inc. The new entity, Barnes & Noble.com, was structured as a limited liability company. Under the terms of the relevant agreements, effective as of October 31, 1998, the Company and Bertelsmann each retained a 50 percent membership interest in Barnes & Noble.com. The Company contributed substantially all of the assets and liabilities of its online operations to the joint venture and Bertelsmann paid $75.0 million to the Company and made a $150.0 million cash contribution to the joint venture. Bertelsmann also agreed to contribute an additional $50.0 million to the joint venture for future working capital requirements. The Company recognized a pre-tax gain during fiscal 1998 in the amount of $126.4 million, of which $63.8 million was recognized in earnings based on the $75.0 million received directly and $62.7 million ($36.4 million after taxes) was reflected in additional paid-in capital based on the Company’s share of the incremental equity of the joint venture resulting from the $150.0 million Bertelsmann contribution.

         On May 25, 1999, Barnes & Noble.com Inc. completed an IPO of 28.75 million shares of Class A Common Stock and used the proceeds to purchase a 20 percent interest in Barnes & Noble.com. As a result, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. The Company recorded an increase in additional paid-in capital of $200.3 million ($116.2 million after taxes) representing the Company’s incremental share in the equity of Barnes & Noble.com.

         Under the terms of the November 12, 1998 joint venture agreement between the Company and Bertelsmann, the Company received a $25.0 million payment from Bertelsmann in connection with the

IPO.

         The accompanying consolidated financial statements, in accordance with the equity method of accounting, reflect the Company’s investment in Barnes & Noble.com as a single line item in the consolidated balance sheets as of February 2, 2002 and February 3, 2001 and reflect the Company’s share of the net loss of Barnes & Noble.com as a single line item in the consolidated statements of operations for fiscal years 2001, 2000 and 1999.

Certain Relationships and Related Transactions

         The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and its affiliates are at least as favorable to the Company as could be obtained from unaffiliated parties. The Board of Directors and the Audit Committee must approve in advance any proposed transaction or agreement with affiliates and will utilize procedures in evaluating the terms and provisions of such proposed transaction or agreement as are appropriate in light of the fiduciary duties of directors under Delaware law.

         The Company leases space for its executive offices in properties in which Leonard Riggio, Chairman of the Board and principal stockholder of Barnes & Noble, has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $4.0 million, $3.4 million and $2.9 million in fiscal years 2001, 2000 and 1999, respectively. Rent per square foot is approximately $28, which is below market.

         The Company leases a 75,000-square-foot office/warehouse from a partnership in which Leonard Riggio has a 50 percent interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid $0.5 million, $0.6 million and $0.6 million in fiscal years 2001, 2000 and 1999, respectively.

         The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by Leonard Riggio, subleases space for its executive offices from the Company. Occupancy costs allocated by the Company to B&N College for this space totaled $0.7 million, $0.7 million and $0.7 million for fiscal years 2001, 2000 and 1999, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

         The Company subleases warehouse space from Barnes & Noble.com in Reno, Nevada. The Company paid Barnes & Noble.com $1.8 million and $1.4 million for such subleased space during fiscal 2001 and 2000, respectively. Additionally, in January 2001, the Company purchased $6.2 million of warehouse equipment (valued at original cost) from Barnes & Noble.com’s Reno warehouse. Barnes & Noble.com recently determined it could not effectively utilize the full capacity of the Reno, Nevada distribution center. As a result, Barnes & Noble.com’s Board of Directors approved the transfer of the Reno warehouse lease and the sale of inventory located in Reno to the Company. The Company purchased the inventory from Barnes & Noble.com at cost for approximately $10.0 million. In addition, the Company intends to spend approximately $2.0 million to refurbish the facility. The Company’s Board of Directors also approved the Company’s assumption of the lease, which expires in 2010, and the hiring of all of the employees at the Reno facility. The Company intends to use the Reno facility to facilitate distribution to its current and future West Coast stores. In connection with the transition, Barnes & Noble.com will pay rent for the Reno facility through December 31, 2002 of $1.6 million. The Reno lease assignment and the transfer the Reno facility to the Company is expected to be completed during the first half of fiscal 2002.

         The Company subleases to Barnes & Noble.com approximately one-third of a 300,000-square-foot warehouse facility located in New Jersey. The Company has received from Barnes & Noble.com $0.5 million annually for such subleased space during each of the fiscal years 2001, 2000 and 1999. The amount paid by Barnes & Noble.com to the Company approximates the cost per square foot paid by the Company as a tenant pursuant to the lease of the space from an unaffiliated third party.

         The Company has entered into an agreement (the Supply Agreement) with Barnes & Noble.com whereby the Company charges Barnes & Noble.com the costs associated with such purchases plus incremental overhead incurred by the Company in connection with providing such inventory. The Supply Agreement is subject to certain termination provisions. Barnes & Noble.com purchased $119.3 million, $110.5 million and $74.7 million of merchandise from the Company during fiscal 2001, 2000 and 1999, respectively, and Barnes & Noble.com expects to source purchases through the Company in the future.

         The Company has entered into agreements whereby Barnes & Noble.com receives various services from the Company, including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, traffic, fulfillment and telecommunications. In accordance with the terms of such agreements the Company has received, and expects to continue to receive, fees in an amount equal to the direct costs plus incremental expenses associated with providing such services. The Company received $5.5 million, $1.7 million and $2.0 million for such services during fiscal 2001, 2000 and 1999, respectively.

         The aggregate receivable from Barnes & Noble.com in connection with the agreements described above was $47.2 million and $18.0 million as of February 2, 2002 and February 3, 2001, respectively.

         The Company and Barnes & Noble.com commenced a marketing program in November 2000, whereby a customer purchases a “Readers’ Advantage™ card” for an annual fee of $25.00. With this card, customers can receive discounts of 10 percent on all Company purchases and 5 percent on all Barnes & Noble.com purchases. The Company and Barnes & Noble.com have agreed to share the expenses, net of revenue from the sale of the cards, related to this program in proportion to the discounts customers receive on purchases with each company.

         Barnes & Noble.com, through its fulfillment centers, ships various customer orders for the Company to its retail stores as well as to the Company’s customers’ homes. Barnes & Noble.com charges the Company the costs associated with such shipments plus any incremental overhead incurred by Barnes & Noble.com to process these orders. The Company paid Barnes & Noble.com $1.0 million and $0.2 million for shipping and handling during fiscal 2001 and 2000, respectively. In addition, during fiscal 2001, the Company and Barnes & Noble.com reached an agreement whereby the Company pays a commission on all items ordered by customers at the Company’s stores and shipped directly to customers’ homes by Barnes & Noble.com. Commissions paid for these sales were $0.4 million during fiscal 2001.

         The Company paid B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges are included in the accompanying consolidated statements of operations and approximated $0.2 million, $0.3 million and $0.2 million for fiscal 2001, 2000 and 1999, respectively. B&N College purchased $41.5 million, $17.2 million and $16.1 million of merchandise from the Company during fiscal 2001, 2000 and 1999, respectively. The Company charged B&N College $1.5 million, $1.3 million and $1.0 million for fiscal years 2001, 2000 and 1999, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

         The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which include fuel, insurance, personnel and other costs, approximated $2.2 million, $2.4 million and $2.2 million during fiscal 2001,

2000 and 1999, respectively, and are included in the accompanying consolidated statements of operations.

         In fiscal 1999, the Company acquired Babbage’s Etc., one of the nation’s largest video-game and entertainment-software specialty retailers, a company majority owned by Leonard Riggio, for $208.7 million. An independent Special Committee of the Board of Directors negotiated and approved the acquisition on behalf of the Company. The Company made an additional payment of $9.7 million in 2002 due to certain financial performance targets having been met during fiscal year 2001.

         The Company is provided with national freight distribution, including trucking, services by the LTA Group, Inc. (LTA), a company in which a brother of Leonard Riggio owns a 20 percent interest. The Company paid LTA $17.7 million, $16.7 million and $13.1 million for such services during fiscal years 2001, 2000 and 1999, respectively. The Company believes the cost of freight delivered to the stores compares favorably to the prices charged by publishers and other third-party freight distributors.

         Since 1993, the Company has used AEC One Stop Group, Inc. (AEC) as its primary music and video supplier and to provide a music and video database. AEC is one of the largest wholesale distributors of music and videos in the United States. In 1999, AEC’s parent corporation was acquired by an investor group in which Leonard Riggio was a minority investor. The Company paid AEC $168.1 million, $159.2 million and $126.2 million for merchandise purchased during fiscal 2001, 2000 and 1999, respectively. Amounts payable to AEC for merchandise purchased were $51.1 million and $39.4 million as of February 2, 2002 and February 3, 2001, respectively.

Newly Issued Accounting Pronouncements

         In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires that, upon adoption of SFAS No. 142, the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS No. 141.

         SFAS No. 142 requires, among other things, that the Company no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142.

         The Company will apply the new standards on accounting for goodwill and other intangible assets beginning in the first quarter of the Company’s fiscal year ending February 1, 2003, at which time the Company will cease to record amortization expense on its goodwill. The adoption of SFAS No. 142 will result in an approximate $12.3 million reduction of amortization expense in 2002. The Company expects to complete its analysis of any potential impairment of goodwill as a result of adopting this standard by the end of the second quarter of fiscal 2002.

         In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and portions of Accounting Principles Bulletin Opinion 30, “Reporting the Results of Operations”. This new standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This new standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The Company is currently evaluating the impact of this pronouncement to determine its effect, if any, on the Company’s financial position or operating results.

Recent Events

         On February 19, 2002, the Company successfully completed an initial public offering for its GameStop subsidiary, raising $250.0 million in cash for the Company and $98.0 million in net proceeds for GameStop. Barnes & Noble has retained an approximate 63 percent interest in GameStop.

         During the first quarter of 2002, the Board of Directors of Barnes & Noble.com approved the transfer of the Reno facility to the Company and the Board of Directors of the Company approved the Company’s assumption of the Reno lease, the purchase of inventory, and the hiring of all the Reno employees. The Reno lease assignment and the transfer of the operations of the Reno facility to the Company is expected to be completed during the first half of 2002.

Disclosure Regarding Forward-Looking Statements

         This report may contain certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, decreased consumer demand for the Company’s products, possible disruptions in the Company’s computer or telephone systems, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores or the inability to obtain suitable sites for new stores, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of the Company’s online initiatives such as Barnes & Noble.com, the performance and successful integration of acquired businesses, the success of the Company’s strategic investments, unanticipated increases in merchandise or occupancy costs, unanticipated adverse litigation results or effects, and other factors which may be outside of the Company’s control. In addition, the video-game market has historically been cyclical in nature and dependent upon the introduction of new generation systems and related interactive software. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year	2001	2000	1999
(Thousands of dollars, except per share data)

Sales	$4,870,390	4,375,804	3,486,043

Cost of sales and occupancy	3,560,038	3,169,724	2,483,729

Gross profit	1,310,352	1,206,080	1,002,314

Selling and administrative expenses	904,280	812,992	651,099

Legal settlement expense	4,500	—	—

Depreciation and amortization	147,826	144,760	112,304

Pre-opening expenses	7,959	7,669	6,801

Impairment charge	—	106,833	—

Operating profit	245,787	133,826	232,110

Interest (net of interest income of $1,319, $939 and $1,449, respectively) and amortization of deferred financing fees	(36,334)	(53,541)	(23,765)

Equity in net loss of Barnes & Noble.com	(88,378)	(103,936)	(42,047)

Gain on formation of Barnes & Noble.com	—	—	25,000

Other income (expense)	(11,730)	(9,346)	27,337

Earnings (loss) before provision for income taxes and cumulative effect of a change in accounting principle	109,345	(32,997)	218,635

Provision for income taxes	45,378	18,969	89,637

Earnings (loss) before cumulative effect of a change in accounting principle	63,967	(51,966)	128,998

Cumulative effect of a change in accounting principle, net of tax benefit of $3,125	—	—	(4,500)

Net earnings (loss)	$63,967	(51,966)	124,498

Earnings (loss) per common share

Basic

Earnings (loss) before cumulative effect of a change in accounting principle	$0.96	(0.81)	1.87

Cumulative effect of a change in accounting principle, net of tax benefit	$—	—	(0.07)

Net earnings (loss)	$0.96	(0.81)	1.80

Diluted

Earnings (loss) before cumulative effect of a change in accounting principle	$0.94	(0.81)	1.81

Cumulative effect of a change in accounting principle, net of tax benefit	$—	—	(0.06)

Net earnings (loss)	$0.94	(0.81)	1.75

Weighted average common shares outstanding

Basic	66,393,000	64,341,000	69,005,000

Diluted	77,839,000	64,341,000	71,354,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars, except per share data)	February 2, 2002	February 3, 2001

Assets

Current assets:

Cash and cash equivalents	$108,218	26,003

Receivables, net	98,570	84,505

Merchandise inventories	1,285,005	1,238,618

Prepaid expenses and other current assets	99,201	106,127

Total current assets	1,590,994	1,455,253

Property and equipment:

Land and land improvements	3,247	3,247

Buildings and leasehold improvements	468,954	436,289

Fixtures and equipment	798,505	682,444

	1,270,706	1,121,980

Less accumulated depreciation and amortization	674,937	555,760

Net property and equipment	595,769	566,220

Intangible assets, net	352,897	359,192

Investment in Barnes & Noble.com	48,217	136,595

Other noncurrent assets	35,343	40,216

Total assets	$2,623,220	2,557,476

Liabilities and Shareholders’ Equity Current liabilities:

Accounts payable	$695,284	582,075

Accrued liabilities	444,944	353,000

Total current liabilities	1,140,228	935,075

Long-term debt	449,000	666,900

Deferred income taxes	36,178	74,289

Other long-term liabilities	109,704	103,535

Shareholders’ equity:

Common stock; $.001 par value; 300,000,000 shares authorized; 72,713,069 and 70,549,176 shares issued, respectively	73	71

Additional paid-in capital	728,015	673,122

Accumulated other comprehensive loss	(14,303)	(5,874)

Retained earnings	291,702	227,735

Treasury stock, at cost, 5,504,700 shares	(117,377)	(117,377)

Total shareholders’ equity	888,110	777,677

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$2,623,220	2,557,476

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Accumulated
		Additional	Other		Treasury
		Paid-In	Comprehensive	Retained	Stock at
(Thousands of dollars)	Common Stock	Capital	Loss	Earnings	Cost	Total

Balance at January 30, 1999	$69	523,517	—	155,203	—	678,789

Comprehensive earnings:

Net earnings	—	—	—	124,498	—

Other comprehensive loss:

Unrealized loss on available-for-sale securities (net of deferred tax benefit of $839)	—	—	(1,198)	—	—

Total comprehensive earnings						123,300

Exercise of 794,728 common stock options, including tax benefits of $6,302	1	14,909	—	—	—	14,910

Barnes & Noble.com Inc. IPO (net of deferred income taxes of $84,114)	—	116,158	—	—	—	116,158

Treasury stock acquired, 4,025,900 shares	—	—	—	—	(86,797)	(86,797)

Balance at January 29, 2000	70	654,584	(1,198)	279,701	(86,797)	846,360

Comprehensive earnings:

Net loss	—	—	—	(51,966)	—

Other comprehensive loss:

Unrealized loss on available-for-sale securities (net of deferred tax benefit of $3,317)	—	—	(4,676)	—	—

Total comprehensive loss						(56,642)

Exercise of 995,337 common stock options, including tax benefits of $4,727	1	18,538	—	—	—	18,539

Treasury stock acquired, 1,478,800 shares	—	—	—	—	(30,580)	(30,580)

Balance at February 3, 2001	71	673,122	(5,874)	227,735	(117,377)	777,677

Comprehensive earnings:

Net earnings	—	—	—	63,967	—

Other comprehensive loss:

Unrealized loss on available-for-sale securities (net of deferred tax benefit of $5,044)	—	—	(7,109)	—	—

Unrealized loss on derivative instrument (net of deferred tax benefit of $936)	—	—	(1,320)	—	—

Total comprehensive earnings						55,538

Exercise of 2,163,893 common stock options, including tax benefits of $15,769	2	54,893	—	—	—	54,895

Balance at February 2, 2002	$73	728,015	(14,303)	291,702	(117,377)	888,110

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	2001	2000	1999
(Thousands of dollars)

Cash flows from operating activities:

Net earnings (loss)	$63,967	(51,966)	124,498

Adjustments to reconcile net earnings (loss) to net cash flows from operating activities:

Depreciation and amortization (including amortization of deferred financing fees)	150,118	146,317	112,693

Loss on disposal of property and equipment	4,019	3,313	5,636

Deferred taxes	(32,131)	(54,098)	9,877

Impairment charge	—	106,833	—

Increase in other long-term liabilities for scheduled rent increases in long-term leases	5,829	9,417	13,472

Cumulative effect of a change in accounting principle, net of taxes	—	—	4,500

Other (income) expense, net	11,730	9,346	(27,337)

Gain on formation of Barnes & Noble.com	—	—	(25,000)

Equity in net loss of Barnes & Noble.com	88,378	103,936	42,047

Changes in operating assets and liabilities, net	165,481	(192,566)	(73,055)

Net cash flows from operating activities	457,391	80,532	187,331

Cash flows from investing activities:

Acquisition of consolidated subsidiaries, net of cash received	(13,412)	(157,817)	(175,760)

Purchases of property and equipment	(168,833)	(134,292)	(146,294)

Proceeds from the partial sale of investments	6,072	2,962	21,558

Proceeds from formation of Barnes & Noble.com	—	—	25,000

Purchase of investments	(5,581)	(12,802)	(20,000)

Net increase in other noncurrent assets	(14,648)	(86)	(9,282)

Net cash flows from investing activities	(196,402)	(302,035)	(304,778)

Cash flows from financing activities:

Net increase (decrease) in revolving credit facility	(517,900)	235,300	182,500

Proceeds from issuance of long-term debt	300,000	—	—

Proceeds from exercise of common stock options	39,126	18,539	14,910

Purchase of treasury stock through repurchase program	—	(30,580)	(86,797)

Net cash flows from financing activities	(178,774)	223,259	110,613

Net increase (decrease) in cash and cash equivalents	82,215	1,756	(6,834)

Cash and cash equivalents at beginning of year	26,003	24,247	31,081

Cash and cash equivalents at end of year	$108,218	26,003	24,247

Changes in operating assets and liabilities, net:

Receivables, net	$(14,065)	(29,004)	3,795

Merchandise inventories	(46,387)	(103,668)	(69,059)

Prepaid expenses and other current assets	6,926	(29,972)	(8,543)

Accounts payable and accrued liabilities	219,007	(29,922)	752

Changes in operating assets and liabilities, net	$165,481	(192,566)	(73,055)

Supplemental cash flow information:

Cash paid during the period for:

Interest	$29,867	49,007	24,911

Income taxes	$43,646	73,371	72,342

Supplemental disclosure of subsidiaries acquired:

Assets acquired	$13,412	206,105	201,910

Liabilities assumed	—	48,288	26,150

Cash paid	$13,412	157,817	175,760

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended February 2, 2002 (fiscal 2001), 53 weeks ended February 3, 2001 (fiscal 2000) and 52 weeks ended January 29, 2000 (fiscal 1999).

1. Summary of Significant Accounting Policies

Business

         Barnes & Noble, Inc. (Barnes & Noble), through its subsidiaries (collectively, the Company), is primarily engaged in the sale of books, video games and entertainment-software products. The Company employs two principal bookselling strategies: its superstore strategy through its wholly owned subsidiary Barnes & Noble Booksellers, Inc., under its Barnes & Noble Booksellers, Bookstop and Bookstar trade names (hereafter collectively referred to as Barnes & Noble stores) and its mall strategy through its wholly owned subsidiaries B. Dalton Bookseller, Inc. and Doubleday Book Shops, Inc., under its B. Dalton stores, Doubleday Book Shops and Scribner’s Bookstore trade names (hereafter collectively referred to as B. Dalton stores). The Company is also engaged in the online retailing of books and other products through an approximate 36 percent interest in barnesandnoble.com llc (Barnes & Noble.com), as more fully described in Note 8. The Company, through its acquisitions of Babbage’s Etc. LLC (Babbage’s Etc.) and Funco, Inc. (now known as GameStop, Inc.) operates video-game and entertainment-software stores under the GameStop, Babbage’s, Software Etc. and FuncoLand trade names, a Web site (gamestop.com) and Game Informer magazine (hereafter collectively referred to as GameStop stores). Additionally, the Company owns an approximate 74 percent interest in Calendar Club L.L.C. (Calendar Club), an operator of seasonal calendar kiosks.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Merchandise Inventories

         Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 81 percent and 82 percent of the Company’s merchandise inventories as of February 2, 2002 and February 3, 2001, respectively. Merchandise inventories of GameStop stores and Calendar Club represent 11 percent and 9 percent of merchandise inventories as of February 2, 2002 and February 3, 2001, respectively and are recorded based on the average cost method. The remaining merchandise inventories are valued on the last-in, first-out (LIFO) method.

         If substantially all of the merchandise inventories currently valued at LIFO costs were valued at current costs, merchandise inventories would remain unchanged as of February 2, 2002 and February 3, 2001.

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

Intangible Assets and Amortization

         The costs in excess of net assets of businesses acquired are carried as intangible assets, net of accumulated amortization, in the accompanying consolidated balance sheets. The net intangible assets, consisting primarily of goodwill and trade names of $352,897 as of February 2, 2002 and $359,192 as of February 3, 2001, are amortized using the straight-line method over periods ranging from 30 to 40 years.

         On February 3, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” and as a result, the Company will cease to amortize the remaining goodwill. In lieu of amortization, the Company is required to perform an initial impairment review of its goodwill in the first six months of fiscal 2002 and an annual impairment review thereafter.

         Amortization of goodwill and trade names included in depreciation and amortization in the accompanying consolidated statements of operations is $12,682, $12,593 and $5,148 during fiscal 2001, 2000 and 1999, respectively. Accumulated amortization at February 2, 2002 and February 3, 2001 was $74,974 and $62,292, respectively.

Impairment of Long-Lived Assets

         The Company periodically reviews property and equipment and intangibles (primarily goodwill) whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated. The Company assesses recoverability based on several factors, including management’s intention with respect to its stores and those stores’

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

projected undiscounted cash flows. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the present value of their projected cash flows.

Deferred Charges

         Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of February 2, 2002 and February 3, 2001 were $10,436 and $1,286, respectively. Amortization expense included in interest and amortization of deferred financing fees is $2,292, $1,557 and $389 during fiscal 2001, 2000 and 1999, respectively.

Marketable Equity Securities

         All marketable equity securities included in other noncurrent assets are classified as available-for-sale under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The Company carries these investments at fair value with unrealized gains and losses (net of taxes) included in accumulated other comprehensive earnings, which is reflected as a separate component of shareholders’ equity. Realized gains and losses are recognized in the Company’s consolidated statement of operations when the securities are sold or impairment is considered other than temporary. The Company reviews its equity holdings on a regular basis to evaluate whether or not each security has experienced an other-than-temporary decline in fair value. The Company has reviewed each of the companies’ financial position, results of operations, stock price performance and various analyst research reports and believes that the declines in fair value of its equity holdings are temporary.

Derivative Instruments

         Under an agreement expiring February 2, 2003, the Company uses an interest-rate swap as a derivative to modify the interest characteristics of its outstanding floating rate long-term debt, to reduce its exposure to fluctuations in interest rates. The Company’s accounting policy is based on its designation of such instruments as cash flow hedges. The Company does not enter into such contracts for speculative purposes.

Revenue Recognition

         Revenue from sales of the Company’s products is recognized at the time of sale.

         Readers’ Advantage™ membership entitles the customer to receive a 10 percent discount on all purchases made during the twelve-month membership period. The annual membership fee of $25.00 is non-refundable after the first 30 days of the membership term. Revenue is being recognized over the twelve-month membership period based upon historical spending patterns for Barnes & Noble customers. Refunds of membership fees due to cancellations within the first 30 days are minimal.

         Sales returns (which are not significant) are recognized at the time returns are made.

Advertising Costs

         The costs of advertising are expensed as incurred during the year pursuant to Statement of Position 93-7, “Reporting on Advertising Costs”. In addition, consideration received from vendors in conjunction with the Company’s cooperative advertising program is netted against the related expenses. Advertising costs are charged to selling and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Pre-Opening Expenses

         In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities” (SOP 98-5). SOP 98-5 requires an entity to expense all start-up activities, as defined, when incurred. Prior to 1999, the Company amortized costs associated with the opening of new stores over the respective store’s first 12 months of operations. In accordance with SOP 98-5, the Company recorded a one-time non-cash charge reflecting the cumulative effect of a change in accounting principle in the amount of $4,500 after taxes, representing such start-up costs capitalized as of the beginning of fiscal year 1999. Since adoption, the Company has expensed all such start-up costs as incurred. The effect of the change in accounting principle on earnings in fiscal 2001, fiscal 2000 and fiscal 1999 was immaterial.

Closed Store Expenses

         Upon a formal decision to close or relocate a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $9,831, $5,026 and $5,447 during fiscal 2001, fiscal 2000 and fiscal 1999, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings Per Common Share

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of its stock options and those of its GameStop subsidiary, and assumes the conversion of the Company’s 5.25% convertible subordinated notes for the period outstanding since their issuance in March 2001.

Income Taxes

         The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse.

Stock Options

         The Company accounts for all transactions under which employees receive shares of stock or other equity instruments in the Company or the Company incurs liabilities to employees in amounts based on the price of its stock in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Reclassifications

         Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2001 presentation.

Reporting Period

         The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting periods ended February 2, 2002, February 3, 2001 and January 29, 2000 contained 52 weeks, 53 weeks and 52 weeks, respectively.

2. Receivables, Net

         Receivables represent customer, credit card, landlord and other receivables due within one year as follows:

	February 2, 2002	February 3, 2001

Trade accounts	$5,594	8,146

Credit card receivables (a)	26,632	24,000

Receivables from landlords for leasehold improvements	10,407	18,568

Barnes & Noble.com receivable	47,204	17,987

Other receivables	8,733	15,804

Total receivables, net	$98,570	84,505

(a) Credit card receivables consist of receivables from credit card companies. The Company assumes no customer credit risk for these receivables.

3. Debt

         On November 18, 1997, the Company obtained an $850,000 five-year senior revolving credit facility (the Revolving Credit Facility) with a syndicate led by The Chase Manhattan Bank. The Revolving Credit Facility permits borrowings at various interest-rate options based on the prime rate or London Interbank Offer Rate (LIBOR) depending upon certain financial tests. In addition, the agreement requires the Company to pay a commitment fee up to 0.25 percent of the unused portion depending upon certain financial tests. The Revolving Credit Facility contains covenants, limitations and events of default typical of credit facilities of this size and nature, including financial covenants which require the Company to meet, among other things, cash flow and interest-coverage ratios and which limit capital expenditures. The Revolving Credit Facility is secured by the capital stock, accounts receivable and general intangibles of the Company’s subsidiaries. Net proceeds from the Revolving Credit Facility are available for general corporate purposes.

         In fiscal 2000, the Company obtained an additional $100,000 senior unsecured seasonal credit facility (seasonal credit facility) with a syndicate of banks led by The Chase Manhattan Bank. The seasonal credit facility, which matured on January 31, 2001, provided for borrowings at an interest rate based on LIBOR. In addition, the agreement required the Company to pay a commitment fee of 0.375 percent of the unused portion. The seasonal credit facility was guaranteed by all restricted subsidiaries of Barnes & Noble.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

         In fiscal 2001, the Company issued $300,000, 5.25 percent convertible subordinated notes due March 15, 2009. The notes are convertible into the Company’s common stock at a conversion price of $32.512 per share.

         The Company from time to time enters into interest rate swap agreements to manage interest-costs and risk associated with changes in interest rates. These agreements effectively convert underlying variable-rate debt based on prime rate or LIBOR to fixed-rate debt through the exchange of fixed and floating interest payment obligations without the exchange of underlying principal amounts. For each of the years ended February 2, 2002 and February 3, 2001, the Company had outstanding $55,000 of swaps, maturing in 2003.

         Selected information related to the Company’s Revolving Credit Facility and seasonal credit facility is as follows:

Fiscal Year	2001	2000	1999

Balance at end of year	$449,000	666,900	431,600

Average balance outstanding during the year	$689,326	697,832	397,114

Maximum borrowings outstanding during the year	$870,000	918,700	693,500

Weighted average interest rate during the year	5.27%	7.55%	6.01%

Interest rate at end of year	4.33%	6.01%	6.26%

         Fees expensed with respect to the unused portion of the Company’s revolving credit commitment were $516, $272 and $664, during fiscal 2001, 2000 and 1999, respectively.

         The amounts outstanding under the Company’s Revolving Credit Facility have been classified as long-term debt based on the Company’s intention to maintain principal amounts outstanding.

         The Company has no agreements to maintain compensating balances.

4. Fair Values of Financial Instruments

         The carrying values of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value due to the short-term maturities of these assets. The aggregate fair value of the Revolving Credit Facility approximates its carrying amount, because of its recent and frequent repricing based upon market conditions. Investments in publicly traded securities accounted for under SFAS 115 are carried at fair value.

         Interest-rate swap agreements are valued based on market quotes obtained from dealers. The estimated fair value of the interest-rate swaps liability was $2,256 and $542 at February 2, 2002 and February 3, 2001, respectively. The interest-rate swaps are included as a component of other long-term liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

5. Other Income (Expense)

         The following table sets forth the components of other income (expense), in thousands of dollars:

Fiscal Year	2001	2000	1999

iUniverse.com (1)	$(3,985)	(9,277)	(2,121)

Equity in net losses of BOOK® magazine (2)	(2,500)	(127)	—

Equity in net losses of enews, inc. (3)	(5,581)	—	—

Gain on sale of Gemstar International Ltd. (formerly NuvoMedia Inc.) (4)	—	—	22,356

Indigo Books & Music Inc. (formerly Chapters Inc.) (5)	336	—	10,874

Equity in net earnings of Calendar Club (6)	—	—	1,228

Termination of planned acquisition of Ingram Book Group (7)	—	—	(5,000)

Other	—	58	—

Total other income (expense)	$(11,730)	$(9,346)	27,337

(1)	During fiscal 1999, the Company acquired a 41 percent interest in iUniverse.com for $20,000. In the first quarter of fiscal 2000, the Company invested an additional $8,000 in iUniverse.com thereby increasing its percentage ownership interest to 49 percent. In the third quarter of fiscal 2000, the Company sold a portion of its investment in iUniverse.com decreasing its percentage ownership interest to 29 percent. This transaction resulted in a pre-tax gain of $326. In fiscal 2001, the Company’s percentage ownership interest in iUniverse.com decreased to 22 percent when an additional capital contribution was made to iUniverse.com by one of its other investors. This investment is being accounted for under the equity method and is reflected as a component of other noncurrent assets. The investment balance is $9,809 at February 2, 2002.

(2)	During fiscal 2000, the Company acquired a 50 percent interest in BOOK® magazine for $4,254. In fiscal 2001 the Company loaned an aggregate amount of $2,500 for which it received interest-bearing promissory notes. This investment is being accounted for under the equity method and is reflected as a component of other noncurrent assets. The investment balance is $4,944 at February 2, 2002.

(3)	In fiscal 2001, the Company acquired a 49 percent interest in enews, inc. for $5,581. This investment is being accounted for under the equity method and is reflected as a component of other noncurrent assets. The investment balance is $0 at February 2, 2002.

(4)	In fiscal 1999, NuvoMedia Inc. (NuvoMedia) was acquired by Gemstar International Ltd. (Gemstar), a publicly traded company. Under the terms of the agreement, NuvoMedia shareholders received Gemstar shares in exchange for their ownership interests. In fiscal 1999, in connection with the sale of NuvoMedia, the Company recognized a pre-tax gain of $22,356. The Company’s investment in Gemstar is being accounted for as an available-for-sale investment and is reflected as a component of other noncurrent assets. The investment balance is $6,881 at February 2, 2002.

(5)	During fiscal 1999, the Company sold a portion of its investment in Chapters Inc. (Chapters) resulting in a pre-tax gain of $10,975. Through a series of transactions spanning from November 2000 through August 2001, Chapters and Indigo Books & Music Inc. merged under the corporate name Indigo Books & Music Inc. During fiscal 2001, the Company sold a portion of its investment resulting in a pre-tax gain of $336. The investment balance is $632 at February 2, 2002.

(6)	In fiscal 2000, the Company invested $11,000 to acquire a controlling interest in Calendar Club by increasing its percentage ownership interest to approximately 74 percent. Accordingly, the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

has consolidated the results of operations of Calendar Club. Prior to fiscal 2000, the Company held a 50 percent interest in Calendar Club and accounted for its investment under the equity method and reflected it as a component of other noncurrent assets.

(7)	In 1999, the Company and the Ingram Book Group (Ingram) announced their agreement to terminate the Company’s planned acquisition of Ingram. The Company’s application before the Federal Trade Commission for the purchase was formally withdrawn. As a result, other income reflects a one-time charge of $5,000 for acquisition costs relating primarily to legal, accounting and other transaction-related costs.

6. Marketable Equity Securities

         Marketable equity securities are carried on the balance sheet at their fair market value as a component of other noncurrent assets. The following marketable equity securities as of February 2, 2002 and February 3, 2001 have been classified as available-for-sale securities:

		Indigo Books &
		Music Inc.
	Gemstar	(formerly Chapters
	International Ltd.	Inc.)	Total
Carrying value	$27,137	8,294	35,431

Fiscal 1999 unrealized losses	(1,684)	(353)	(2,037)

Fiscal 2000 unrealized losses	(6,974)	(1,019)	(7,993)

Market value at February 3, 2001	18,479	6,922	25,401

Partial sale of investment	—	(4,786)	(4,786)

Fiscal 2001 unrealized losses	(11,598)	(1,504)	(13,102)

Market value at February 2, 2002	$6,881	632	7,513

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

7. Net Earnings (Loss) Per Share

         Following is a reconciliation of net earnings (loss) and weighted average common shares outstanding for purposes of calculating basic and diluted net earnings per share:

	2001(a)	2000(b)	1999

Basic net earnings (loss) per share

Net earnings (loss)	$63,967	(51,966)	124,498

Weighted average common shares outstanding	66,393,000	64,341,000	69,005,000

Basic net earnings (loss) per share	$0.96	(0.81)	1.80

Diluted net earnings (loss) per share

Net earnings (loss)	$63,967	(51,966)	124,498

After-tax equivalent of interest expense on 5.25% convertible subordinated notes	8,821	—	—

Earnings (loss) for purposes of computing diluted net earnings (loss) per share	$72,788	(51,966)	124,498

Weighted average common shares outstanding	66,393,000	64,341,000	69,005,000

Dilutive stock options	3,207,000	—	2,349,000

Weighted average assumed conversion of 5.25% convertible subordinated notes	8,239,000	—	—

Weighted average shares outstanding for purposes of computing diluted net earnings (loss) per share	77,839,000	64,341,000	71,354,000

Diluted net earnings (loss) per share	$0.94	(0.81)	1.75

(a) The effect of GameStop stock options are not dilutive.

(b) Fiscal 2000 excludes the effect of the dilutive stock options. Inclusion of stock options would have an antidilutive effect on loss per share.

8. Barnes & Noble.com

         On November 12, 1998, the Company and Bertelsmann AG (Bertelsmann) completed the formation of a limited liability company to operate the online retail bookselling operations of the Company’s wholly owned subsidiary, barnesandnoble.com inc. The new entity, barnesandnoble.com llc (Barnes & Noble.com), was structured as a limited liability company. Under the terms of the relevant agreements, effective as of October 31, 1998, the Company and Bertelsmann each retained a 50 percent membership interest in Barnes & Noble.com. The Company contributed substantially all of the assets and liabilities of its online operations to the joint venture and Bertelsmann paid $75,000 to the Company and made a $150,000 cash contribution to the joint venture. Bertelsmann also agreed to contribute an additional $50,000 to the joint venture for future working capital requirements. The Company recognized a pre-tax gain during fiscal 1998 in the amount of $126,435, of which $63,759 was recognized in earnings based on the $75,000 received directly and $62,676 ($36,351 after taxes) was reflected in additional paid-in capital based on the Company’s share of the incremental equity of the joint venture resulting from the $150,000 Bertelsmann contribution.

         On May 25, 1999, Barnes & Noble.com Inc. completed an initial public offering (IPO) of 28.75 million shares of Class A Common Stock and used the proceeds to purchase a 20 percent interest in Barnes & Noble.com. As a result, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. The Company recorded an increase in additional paid-in capital of $116,158 after taxes representing the Company’s incremental share in the equity of Barnes & Noble.com. In November

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain), the third largest online bookseller. Barnes & Noble.com issued shares of its common stock to Fatbrain shareholders. As a result of this merger, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. The Company will continue to account for its investment under the equity method.

         Under the terms of the November 12, 1998 joint venture agreement between the Company and Bertelsmann, the Company received a $25,000 payment from Bertelsmann in connection with the IPO. The Company recognized the $25,000 pre-tax gain in fiscal 1999. The estimated fair market values of the Company’s investment in Barnes & Noble.com were $109,825, $122,000 and $742,000 at February 2, 2002, February 3, 2001 and January 29, 2000, respectively.

         Summarized financial information for Barnes & Noble.com follows:

	12 months ended December 31,

	2001	2000		1999

Net sales	$404,600	374,938	(a)	193,730

Gross profit	$91,235	70,816	(a)	33,793

Net loss(b)	$(244,366)	(329,657	)(a)	(102,404)

Cash and cash equivalents	$115,266	212,304		478,047

Other current assets	68,135	80,332		27,567

Noncurrent assets	103,975	236,299		173,904

Current liabilities	138,773	135,987		75,940

Minority interest	105,845	282,824		482,896

Net assets	$42,758	110,124		120,682

(a) Includes the pro forma consolidated results of Barnes & Noble.com and Fatbrain as if the acquisition of Fatbrain had taken place on January 1, 2000.

(b) Includes impairment charge of $88,213 and $75,051 in 2001 and 2000, respectively.

9. Employees’ Retirement and Defined Contribution Plans

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

         A summary of the components of net periodic cost for the Pension Plan and the Postretirement Plan follows:

	Pension Plan			Postretirement Plan

Fiscal Year	2001	2000	1999	2001	2000	1999

Service cost	$—	—	4,535	—	—	—

Interest cost	1,869	1,779	2,349	175	151	151

Expected return on plan assets	(3,030)	(2,887)	(2,494)	—	—	—

Net amortization and deferral	43	—	32	(73)	(104)	(123)

Net periodic expense (income)	$(1,118)	(1,108)	4,422	102	47	28

         Total Company contributions charged to employee benefit expenses for the Savings Plans were $5,929, $5,681 and $3,374 during fiscal 2001, 2000 and 1999, respectively.

         Weighted-average actuarial assumptions used in determining the net periodic costs of the Pension Plan and the Postretirement Plan are as follows:

	Pension Plan			Postretirement Plan

Fiscal Year	2001	2000	1999	2001	2000	1999

Discount rate	7.3%	7.8%	7.8%	7.3%	7.8%	7.8%

Expected return on plan assets	9.5%	9.5%	9.5%	—	—	—

Assumed rate of compensation increase*	N/A	4.8%	4.8%	—	—	—

*	A graded salary scale was used.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

         The following table provides a reconciliation of benefit obligations, plan assets and funded status of the Pension Plan and the Postretirement Plan:

	Pension Plan		Postretirement Plan

Fiscal Year	2001	2000	2001	2000

Change in benefit obligation:

Benefit obligation at beginning of year	$24,187	23,037	2,081	2,053

Interest cost	1,869	1,779	175	151

Actuarial loss	2,525	129	569	54

Benefits paid	(419)	(758)	(284)	(177)

Settlement	(1,663)	—	—	—

Benefit obligation at end of year	$26,499	24,187	2,541	2,081

Change in plan assets:

Fair value of plan assets at beginning of year	$32,114	29,036	—	—

Actual loss on assets	(379)	(446)	—	—

Employer contributions	—	4,282	—	—

Settlement	(2,343)	—	—	—

Benefits paid	(419)	(758)	—	—

Fair value of plan assets at end of year	$28,973	32,114	—	—

Funded status	$2,474	7,927	(2,541)	(2,081)

Unrecognized net actuarial (gain) loss	9,401	3,661	(941)	(1,583)

Prepaid (accrued) benefit cost	$11,875	11,588	(3,482)	(3,664)

         Settlements in the form of lump sum cash payments were made in fiscal 2001 to plan participants in exchange for their rights to receive specified pension benefits.

         The health-care cost trend rate used to measure the expected cost of the Postretirement Plan benefits is assumed to be nine percent in 2002 declining at one percent decrements each year through 2005 and one-half percent decrements through 2007 to five percent in 2007 and each year thereafter. The health-care cost trend assumption has a significant effect on the amounts reported. For example, a one percent increase or decrease in the health-care cost trend rate would change the accumulated postretirement benefit obligation by approximately $216 and $191, respectively, as of February 2, 2002, and would change the net periodic cost by approximately $16 and $13, respectively, during fiscal 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

10. Income Taxes

         The Company files a consolidated federal return. Federal and state income tax provisions (benefits) for fiscal 2001, 2000 and 1999 are as follows:

Fiscal Year	2001	2000	1999

Current:

Federal	$62,141	59,055	64,454

State	13,891	13,086	15,306

	76,032	72,141	79,760

Deferred:

Federal	(25,790)	(44,390)	7,193

State	(4,864)	(8,782)	2,684

	(30,654)	(53,172)	9,877

Total	$45,378	18,969	89,637

         A reconciliation between the provision (benefit) for income taxes and the expected provision for income taxes at the federal statutory rate of 35 percent during fiscal 2001, 2000 and 1999, is as follows:

Fiscal Year	2001	2000	1999

Expected provision (benefit) for income taxes at federal statutory rate	$38,271	(11,549)	76,522

Amortization of non-deductible goodwill and trade names and write-down of goodwill	1,987	26,669	1,342

State income taxes, net of federal income tax benefit	5,868	2,798	11,694

Other, net	(748)	1,051	79

Provision for income taxes	$45,378	18,969	89,637

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

         The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of February 2, 2002 and February 3, 2001 are as follows:

	February 2, 2002	February 3, 2001

Deferred tax liabilities:

Operating expenses	$(19,655)	(16,236)

Depreciation	(22,278)	(20,886)

Investment in Barnes & Noble.com	(32,572)	(69,693)

Total deferred tax liabilities	(74,505)	(106,815)

Deferred tax assets:

Inventory	4,119	6,520

Lease transactions	23,446	20,705

Reversal of estimated accruals	5,573	7,733

Restructuring charge	13,496	13,530

Insurance liability	2,312	1,871

Deferred income	—	2,056

Unrealized holding losses on available-for-sale securities	9,199	4,156

Unrealized holding loss on derivative instrument	936	—

Other	9,993	8,409

Total deferred tax assets	69,074	64,980

Net deferred tax liabilities	$(5,431)	(41,835)

11. Acquisitions

         In fiscal 1999, the Company acquired Babbage’s Etc., one of the nation’s largest video-game and entertainment-software specialty retailers, a company majority owned by Leonard Riggio, for $208,670. An independent Special Committee of the Board of Directors negotiated and approved the acquisition on behalf of the Company. The Company made an additional payment of $9,665 in 2002 due to certain financial performance targets having been met during fiscal year 2001.

         On June 14, 2000, the Company acquired all of the outstanding shares of Funco, Inc., a Minneapolis-based electronic games retailer for approximately $167,560. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The excess of purchase price over the net assets acquired, in the amount of approximately $131,400, has been recorded as goodwill and is being amortized using the straight-line method over an estimated useful life of 30 years. The pro forma effect assuming the acquisition of Funco, Inc. at the beginning of fiscal 2000 is not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

         Through a corporate restructuring, Babbage’s Etc. became a wholly owned subsidiary of Funco, Inc. and the name of Funco, Inc. was changed to GameStop, Inc.

         On February 19, 2002, the Company successfully completed an initial public offering for its GameStop subsidiary, raising $250,000 in cash for Barnes & Noble, Inc. and $98,000 in net proceeds for GameStop. Barnes & Noble has retained an approximate 63 percent interest in GameStop.

12. Segment Information

         The Company operates under two strategic groups that offer different products. These groups have been aggregated into two reportable operating segments: bookstores and video-game and entertainment-software stores.

         Bookstores
          This segment includes 591 bookstores under the Barnes & Noble Booksellers, Bookstop and Bookstar names which generally offer a comprehensive title base, a café, a children’s section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities. This segment also includes 305 small format mall-based stores under the B. Dalton Bookseller, Doubleday Book Shops and Scribner’s Bookstore trade names. Additionally, this segment includes the operations of Calendar Club, the Company’s majority-owned subsidiary. Calendar Club is an operator of seasonal calendar kiosks. The bookstore segment employs a merchandising strategy that targets the “Middle American” consumer book market.

         Video-Game and Entertainment-Software Stores
          This segment includes 432 Video Game & Entertainment Software stores under the Babbage’s and Software Etc. names, 606 stores operated under the GameStop and FuncoLand names, a Web site (gamestop.com) and Game Informer magazine. The principal products of these stores are comprised of video-game hardware and software and PC-entertainment software. The Company’s consolidated financial statements reflect the results of Babbage’s Etc. from October 1999 and Funco, Inc. from June 2000, the respective dates of acquisition.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment operating profit includes corporate expenses in each operating segment. Barnes & Noble evaluates the performance of its segments and allocates resources to them based on operating profit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

         Summarized financial information concerning the Company’s reportable segments is presented below:

	Sales			Depreciation and Amortization

Fiscal Year	2001	2000	1999	2001	2000	1999

Bookstores	$3,748,992	3,618,240	3,262,295	$117,529	122,563	108,691

Video Game & Entertainment Software stores	1,121,398	757,564	223,748	30,297	22,197	3,613

Total	$4,870,390	4,375,804	3,486,043	$147,826	144,760	112,304

				Equity Investment in
	Operating Profit			Barnes & Noble.com

Fiscal Year	2001	2000	1999	2001	2000	1999

Bookstores *	$211,700	127,812	216,678	$48,217	136,595	240,531

Operating margin	5.65%	3.53%	6.64%

Video Game & Entertainment Software stores	34,087	6,014	15,432	—	—	—

Operating margin	3.04%	0.79%	6.90%

Total	$245,787	133,826	232,110	$48,217	136,595	240,531

	Capital Expenditures			Total Assets

Fiscal Year	2001	2000	1999	2001	2000	1999

Bookstores	$148,371	109,161	142,005	$2,026,123	2,049,639	2,076,795

Video Game & Entertainment Software stores	20,462	25,131	4,289	587,433	507,837	336,996

Total	$168,833	134,292	146,294	$2,613,556	2,557,476	2,413,791

*     Fiscal 2001 operating profit is net of legal settlement expense of $4,500. Fiscal 2001 operating profit excluding the legal settlement expense would have been $216,200. Fiscal 2000 operating profit is net of a non-cash impairment charge of $106,833. Fiscal 2000 operating profit excluding the non-cash impairment charge would have been $234,645.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

         A reconciliation of operating profit from reportable segments to earnings before income taxes and cumulative effect of a change in accounting principle in the consolidated financial statements is as follows:

Fiscal Year	2001	2000	1999

Reportable segments operating profit	$245,787	133,826	232,110

Interest, net	(36,334)	(53,541)	(23,765)

Equity in net loss of Barnes & Noble.com	(88,378)	(103,936)	(42,047)

Gain on formation of Barnes & Noble.com	—	—	25,000

Other income (expense)	(11,730)	(9,346)	27,337

Consolidated earnings (loss) before income taxes and cumulative effect of a change in accounting principle	$109,345	(32,997)	218,635

13.   Comprehensive Earnings (Loss)

         Comprehensive earnings are net earnings, plus certain other items that are recorded directly to shareholders’ equity. The only such items currently applicable to the Company are the unrealized losses on available-for-sale securities and derivative instruments, as follows:

Fiscal Year	2001	2000	1999

Net earnings (loss)	$63,967	(51,966)	124,498

Other comprehensive loss:

Unrealized loss on available-for-sale securities (net of deferred tax benefit of $5,437, $3,317 and $839, respectively)	(7,665)	(4,676)	(1,198)

Less: reclassification adjustment, net of deferred income tax expense of $395	556	—	—

	(7,109)	(4,676)	(1,198)

Unrealized loss on derivative instrument (net of deferred tax benefit of $936)	(1,320)	—	—

Total comprehensive earnings (loss)	$55,538	(56,642)	123,300

14.   Shareholders’ Equity

         In fiscal 1999, the Board of Directors authorized a common stock repurchase program for the purchase of up to $250,000 of the Company’s common shares. As of February 2, 2002, the Company has repurchased 5,504,700 shares at a cost of approximately $117,377 under this program. The repurchased shares are held in treasury.

         Each share of the Company’s Common Stock also entitles the holder to the right (the Right) to purchase one four-hundredth of a share of the Company’s Series H Preferred Stock for $225. The Right is only exercisable if a person or group acquires 15 percent or more of the Company’s outstanding Common Stock or announces a tender offer or exchange offer, the consummation of which would result in such person or group owning 15 percent or more of the Company’s outstanding Common Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

15.   Impairment Charge

         During fiscal 2000, the Company recorded a non-cash charge to operating earnings of $106,833. This charge included approximately $69,928 of goodwill and $32,405 of property, plant and equipment related to the book business, primarily goodwill associated with the purchase of B. Dalton, other mall-bookstore assets and $6,186 of warehouse equipment. The Company’s mall-based bookstores have experienced significant declines in sales and profitability as a result of increased competition from book superstores and Internet book retailers. In fiscal 2000, B. Dalton comparable store sales declined (1.7%) compared with an increase in comparable store sales of 0.1% in fiscal 1999. As a result, the anticipated future cash flows from certain stores were no longer sufficient to recover the carrying value of the underlying assets. Also, included in this charge were other charges of $4,500 related to the write-off of certain investments which had continuing adverse financial results. The estimated fair value of the assets was based on anticipated future cash flows discounted at a rate commensurate with the risk involved.

16.   Stock Option Plans

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

         The 1996 Plan and the 1991 Plan allow the Company to grant options to purchase up to 11,000,000 and 4,732,704 shares of common stock, respectively. No more grants may be made under the 1991 Plan.

         In addition to the two incentive plans, the Company has granted stock options to certain key executives and directors. The vesting terms and contractual lives of these grants are similar to that of the incentive plans.

         In accordance with the Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), the Company discloses the pro forma impact of recording compensation expense utilizing the Black-Scholes model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model does not necessarily provide a reliable measure of the fair value of its stock options.

         Had compensation cost for the Company’s stock option grants been determined based on the fair value of the stock at the grant dates, the Company’s net earnings and diluted earnings per share for fiscal 2001, 2000 and 1999, would have been reduced by approximately $9,521 or $0.12 per share, $8,529 or $0.13 per share, and $6,298 or $0.09 per share, respectively.

         Because the application of the pro forma disclosure provision of SFAS 123 are required only to be applied to grants of options made by the Company during fiscal 1995 and after, the above pro forma amounts may not be representative of the effects of applying SFAS 123 to future years.

         The weighted-average fair value of the options granted during fiscal 2001, 2000 and 1999 were estimated at $10.13, $7.86 and $10.00, respectively, using the Black-Scholes option-pricing model with the following assumptions: volatility of 35 percent, risk-free interest rate of 4.86 percent in fiscal 2001,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

6.50 percent in fiscal 2000, and 5.90 percent in fiscal 1999, and an expected life of six years.

         A summary of the status of the Company’s stock options is presented below:

		Weighted-Average
(Thousands of shares)	Shares	Exercise Price

Balance, January 30, 1999	10,278	$16.22

Granted	2,148	22.31

Exercised	(795)	11.39

Forfeited	(488)	26.91

Balance, January 29, 2000	11,143	17.27

Granted	2,675	17.04

Exercised	(995)	13.64

Forfeited	(807)	22.76

Balance, February 3, 2001	12,016	17.15

Granted	2,204	18.24

Exercised	(2,163)	21.81

Forfeited	(362)	23.76

Balance, February 2, 2002	11,695	$18.04

         The following table summarizes information as of February 2, 2002 concerning outstanding and exercisable options:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
Range of	Number	Remaining	Average	Number	Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Exercise
Prices	(000s)	Life	Price	(000s)	Price

$3.21 - $3.77	339	1.40	$3.59	339	$3.59

$10.00 - $16.75	5,829	3.55	$13.42	4,319	$12.26

$17.13 - $24.25	4,355	7.95	$21.95	1,405	$20.37

$26.50 - $34.75	1,172	6.60	$30.74	626	$32.10

$3.21 - $34.75	11,695	5.43	$18.04	6,689	$15.38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

17.   Leases

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

         Rental expense under operating leases are as follows:

Fiscal Year	2001	2000	1999

Minimum rentals	$358,522	338,922	291,964

Percentage rentals	14,274	10,782	7,502

	$372,796	349,704	299,466

         Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of February 2, 2002 are:

Fiscal Year

2002	$342,716

2003	316,448

2004	292,527

2005	272,457

2006	255,173

After 2006	1,367,558

$2,846,879

18.   Legal Proceedings

         In March 1998, the American Booksellers Association (ABA) and 26 independent bookstores filed a lawsuit in the United States District Court for the Northern District of California against the Company and Borders Group, Inc. (Borders) alleging violations of the Robinson-Patman Act, the California Unfair Trade Practice Act and the California Unfair Competition Law. On March 20, 2001, the court granted the Company summary judgment dismissing all claims for damages under federal and state law. On April 19, 2001, the parties settled the litigation of all other remaining claims.

         Under the terms of the Settlement Agreement, (1) the Company and Borders will each pay $2,350 to the ABA as partial reimbursement for its legal fees, and (2) the plaintiffs have released all claims against the Company up to the date of the settlement relating to matters asserted in the litigation, and have agreed not to sue the Company for three years over any practices that were the subject of the litigation. The Settlement Agreement does not impose any restrictions on the Company’s business practices.

         In August 1998, The Intimate Bookshop, Inc. and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against the Company, Borders,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Amazon.com, Inc., certain publishers and others alleging violation of the Robinson-Patman Act and other federal law, New York statutes governing trade practices and common law. The complaint sought certification of a class consisting of all retail booksellers in the United States, whether or not currently in business, which were in business and were members of the ABA at any time during the four-year period preceding the filing of the complaint. The complaint alleged that the named plaintiffs have suffered damages of approximately $11,250 or more and requested treble damages on behalf of the named plaintiffs and each of the purported class members, as well as injunctive and declaratory relief (including an injunction requiring the closure of all of defendants’ stores within 10 miles of any location where plaintiff either has or had a retail bookstore during the four years preceding the filing of the complaint, and prohibiting the opening by defendants of any bookstore in such areas for the next 10 years), disgorgement of alleged discriminatory discounts, rebates, deductions and payments, punitive damages, interest, costs, attorneys fees and other relief. The plaintiffs subsequently amended their complaint to allege eight causes of action on behalf of The Intimate Bookshop and Wallace Kuralt, accusing the Company and the other defendants of: (1) violating Section 2(f) of the Robinson-Patman Act; (2) violating Section 2(c) of the Robinson-Patman Act; (3) violating Section 13(a) of the Clayton Act; (4) inducing every publisher in the United States to breach contracts with plaintiffs; (5) interfering with the plaintiff’s advantageous business relationships; (6) engaging in unfair competition; (7) violating Sections 349 and 350 of the New York General Business Law; and (8) being unjustly enriched. The class action allegations have been withdrawn and the plaintiffs voluntarily dismissed defendants Harper Collins Publishers, Inc. and Amazon.com, Inc. from the case.

         On April 13, 1999, the Company and the other defendants filed a motion to dismiss the second through eighth causes of action in their entireties and for a more definite statement of the remaining allegations of the first cause of action. As a result, the plaintiffs’ third through eighth causes of action were dismissed with prejudice, as were all claims asserted by Wallace Kuralt in his individual capacity. Pursuant to the court’s order, plaintiff The Intimate Bookshop, Inc. filed a second amended complaint on March 13, 2000. The Company served an answer on April 5, 2000 denying the material allegations of the complaint and asserting various affirmative defenses. On January 11, 2002, the Company and the other defendants filed a motion for summary judgment. A hearing on that motion was held on March 22, 2002. The Company intends to continue to vigorously defend this action.

         On November 3, 2000, plaintiffs Lucky, Inc. and Bookmark It, LLC, operators of an independent bookstore in Great Falls, Montana, filed an action against the Company, Borders, certain book publishers and others in the United States District Court for the District of Montana. Plaintiffs filed an amended complaint on November 14, 2000. In their amended complaint, plaintiffs purported to assert claims on behalf of all persons or entities who as part of their business purchase or sell books. Plaintiffs alleged that the Company entered into agreements with book publishers and distributors pursuant to which the Company received discounts and other benefits that were not available to plaintiffs. Plaintiffs alleged that such agreements were in violation of the Robinson-Patman Act and the Montana Unfair Trade Practices and Consumer Protection Act. This action was settled in August 2001.

         In addition to the above actions, various claims and lawsuits arising in the normal course of business are pending against the Company. The subject matter of these proceedings primarily includes commercial disputes, personal injury claims and employment issues. The results of these proceedings are not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

19.   Certain Relationships and Related Transactions

         The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and its affiliates are at least as favorable to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Company as could be obtained from unaffiliated parties. The Board of Directors and the Audit Committee must approve in advance any proposed transaction or agreement with affiliates and will utilize procedures in evaluating the terms and provisions of such proposed transaction or agreement as are appropriate in light of the fiduciary duties of directors under Delaware law.

         The Company leases space for its executive offices in properties in which Leonard Riggio, Chairman of the Board and principal stockholder of Barnes & Noble, has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $3,966, $3,378 and $2,879 in fiscal years 2001, 2000 and 1999, respectively. Rent per square foot is approximately $28.00, which is below market.

         The Company leases a 75,000-square-foot office/warehouse from a partnership in which Leonard Riggio has a 50 percent interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid $490, $648 and $573 in fiscal years 2001, 2000 and 1999, respectively.

         The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by Leonard Riggio, subleases space for its executive offices from the Company. Occupancy costs allocated by the Company to B&N College for this space totaled $748, $709 and $686 for fiscal years 2001, 2000 and 1999, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

         The Company subleases warehouse space from Barnes & Noble.com in Reno, Nevada. The Company paid Barnes & Noble.com $1,838 and $1,401 for such subleased space during fiscal 2001 and 2000, respectively. Additionally, in January 2001, the Company purchased $6,186 of warehouse equipment (valued at original cost) from Barnes & Noble.com’s Reno warehouse. Barnes & Noble.com recently determined it could not effectively utilize the full capacity of the Reno, Nevada distribution center. As a result, Barnes & Noble.com’s Board of Directors approved the transfer of the Reno warehouse lease and the sale of inventory located in Reno to the Company. The Company purchased the inventory from Barnes & Noble.com at cost for approximately $10,000. In addition, the Company intends to spend approximately $2,000 to refurbish the facility. The Company’s Board of Directors also approved the Company’s assumption of the lease, which expires in 2010, and the hiring of all of the employees at the Reno facility. The Company intends to use the Reno facility to facilitate distribution to its current and future West Coast stores. In connection with the transition, Barnes & Noble.com will pay rent for the Reno facility through December 31, 2002 of $1,600. The Reno lease assignment and the transfer of the Reno facility to the Company is expected to be completed during the first half of 2002.

         The Company subleases to Barnes & Noble.com approximately one-third of a 300,000-square-foot warehouse facility located in New Jersey. The Company has received from Barnes & Noble.com $479, $489 and $473 for such subleased space during fiscal 2001, 2000 and 1999, respectively. The amount paid by Barnes & Noble.com to the Company approximates the cost per square foot paid by the Company as a tenant pursuant to the lease of the space from an unaffiliated third party.

         The Company has entered into an agreement (the Supply Agreement) with Barnes & Noble.com whereby the Company charges Barnes & Noble.com the costs associated with such purchases plus incremental overhead incurred by the Company in connection with providing such inventory. The Supply Agreement is subject to certain termination provisions. Barnes & Noble.com purchased $119,290, $110,462 and $74,682 of merchandise from the Company during fiscal 2001, 2000 and 1999, respectively, and Barnes & Noble.com expects to source purchases through the Company in the future.

         The Company has entered into agreements whereby Barnes & Noble.com receives various

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

services from the Company, including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, traffic, fulfillment and telecommunications. In accordance with the terms of such agreements the Company has received, and expects to continue to receive, fees in an amount equal to the direct costs plus incremental expenses associated with providing such services. The Company received $5,465, $1,699 and $2,037 for such services during fiscal 2001, 2000 and 1999, respectively.

         The aggregate receivable from Barnes & Noble.com in connection with the agreements described above was $47,204 and $17,987 as of February 2, 2002 and February 3, 2001, respectively.

         The Company and Barnes & Noble.com commenced a marketing program in November 2000, whereby a customer purchases a “Readers’ Advantage™ card” for an annual membership fee of $25.00 which is non-refundable after the first 30 days of the membership term. With this card, customers can receive discounts of 10 percent on all Company purchases and 5 percent on all Barnes & Noble.com purchases. The Company and Barnes & Noble.com have agreed to share the expenses, net of revenue from the sale of the cards, related to this program in proportion to the discounts customers receive on purchases with each company.

         Barnes & Noble.com, through its fulfillment centers, ships various customer orders for the Company to its retail stores as well as to the Company’s customers’ homes. Barnes & Noble.com charges the Company the costs associated with such shipments plus any incremental overhead incurred by Barnes & Noble.com to process these orders. The Company paid Barnes & Noble.com $1,030 and $222 for shipping and handling during fiscal 2001 and 2000, respectively. In addition, during fiscal 2001, the Company and Barnes & Noble.com reached an agreement whereby the Company pays a commission on all items ordered by customers at the Company’s stores and shipped directly to customers’ homes by Barnes & Noble.com. Commissions paid for these sales were $359 during fiscal 2001.

         The Company paid B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges are included in the accompanying consolidated statements of operations and approximated $188, $264 and $193 for fiscal 2001, 2000 and 1999, respectively. B&N College purchased $41,452, $17,198 and $16,125 of merchandise from the Company during fiscal 2001, 2000 and 1999, respectively. The Company charged B&N College $1,517, $1,331 and $1,042 for fiscal years 2001, 2000 and 1999, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

         The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which include fuel, insurance, personnel and other costs approximated $2,228, $2,401 and $2,205 during fiscal 2001, 2000 and 1999, respectively, and are included in the accompanying consolidated statements of operations.

         In fiscal 1999, the Company acquired Babbage’s Etc., one of the nation’s largest video-game and entertainment-software specialty retailers, a company majority owned by Leonard Riggio, for $208,670. An independent Special Committee of the Board of Directors negotiated and approved the acquisition on behalf of the Company. The Company made an additional payment of $9,665 in 2002 due to certain financial performance targets having been met during fiscal year 2001.

         The Company is provided with national freight distribution, including trucking, services by the LTA Group, Inc. (LTA), a company in which a brother of Leonard Riggio owns a 20 percent interest. The Company paid LTA $17,746, $16,661 and $13,118 for such services during fiscal years 2001, 2000 and 1999, respectively. The Company believes the cost of freight delivered to the stores compares favorably to the prices charged by publishers and other third-party freight distributors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

         Since 1993, the Company has used AEC One Stop Group, Inc. (AEC) as its primary music and video supplier and to provide a music and video database. AEC is one of the largest wholesale distributors of music and videos in the United States. In 1999, AEC’s parent corporation was acquired by an investor group in which Leonard Riggio was a minority investor. The Company paid AEC $168,114, $159,179 and $126,241 for merchandise purchased during fiscal 2001, 2000 and 1999, respectively. Amounts payable to AEC for merchandise purchased were $51,121 and $39,388 as of February 2, 2002 and February 3, 2001, respectively.

20.   Recent Events

         On February 19, 2002, the Company successfully completed an initial public offering for its GameStop subsidiary, raising $250,000 in cash for Barnes & Noble, Inc. and $98,000 in net proceeds for GameStop. Barnes & Noble has retained an approximate 63 percent interest in GameStop.

         During the first quarter of 2002, the Board of Directors of Barnes & Noble.com approved the transfer of the Reno facility to the Company and the Board of Directors of the Company approved the Company’s assumption of the Reno lease, the purchase of inventory, and the hiring of all the Reno employees. The Reno lease assignment and the transfer of the operations of the Reno facility to the Company is expected to be completed during the first half of 2002.

21.   Selected Quarterly Financial Information (Unaudited)

         A summary of quarterly financial information for each of the last two fiscal years is as follows:

Fiscal 2001 Quarter End		July	October	January	Total Fiscal
On or About	April 2001	2001	2001	2002	Year 2001

Sales	$1,009,637	1,050,018	995,605	1,815,130	4,870,390

Gross profit	$259,051	275,322	261,794	514,185	1,310,352

Equity in net loss of Barnes & Noble.com (a)	$(14,315)	(13,906)	(13,865)	(46,292)	(88,378)

Net earnings (loss)	$(11,492)	(1,690)	(6,806)	83,955	63,967

Earnings (loss) per common share
Basic	$(0.18)	(0.03)	(0.10)	1.25	0.96

Diluted	$(0.18)	(0.03)	(0.10)	1.09	0.94

Fiscal 2000 Quarter End		July	October	January	Total Fiscal
On or About	April 2000	2000	2000	2001	Year 2000

Sales	$894,256	924,330	951,834	1,605,384	4,375,804

Gross profit	$240,089	248,067	258,871	459,053	1,206,080

Equity in net loss of Barnes & Noble.com (a)	$(17,598)	(17,940)	(18,901)	(49,497)	(103,936)

Net loss (c)	$(4,144)	(8,646)	(5,177)	(33,999)	(51,966)

Loss per common share	$(0.06)	(0.13)	(0.08)	(0.52)	(0.81)

(a)	Based on varying ownership interests as more fully discussed in Note 8 of the Notes to Consolidated Financial Statements.

(b)	In the first quarter of fiscal 2001, the Company recorded $4,500 ($2,633 after taxes or $0.03 per share) to operating earnings for legal and settlement expenses.

(c)	In the fourth quarter of fiscal 2000, the Company recorded a non-cash charge of $106,833 ($92,440 after taxes or $1.44 per share) to operating earnings as more fully discussed in Note 15 of the Notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Barnes & Noble, Inc.

         We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and its subsidiaries as of February 2, 2002 and February 3, 2001 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 1 to the Consolidated Financial Statements, effective January 31, 1999, the Company changed its method of accounting for pre-opening expenses.

New York, New York
March 21, 2002

BDO Seidman, LLP