Form 10-K, Exhibit 13
period 2003-02-01
BARNES & NOBLE INC
filed 2003-04-23
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended February 1, 2003 (fiscal 2002), 52 weeks ended February 2, 2002 (fiscal 2001) and 53 weeks ended February 3, 2001 (fiscal 2000) and the Balance Sheet Data as of February 1, 2003 and February 2, 2002 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended January 29, 2000 (fiscal 1999) and the 52 weeks ended January 30, 1999 (fiscal 1998) and the Balance Sheet Data as of February 3, 2001, January 29, 2000 and January 30, 1999 are derived from audited consolidated financial statements not included in this report. Certain prior-period amounts have been reclassified for comparative purposes.

Fiscal Year
(Thousands of dollars, except per share data)	2002	2001	2000(1)(2)	1999(3)	1998

STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble stores(4)	$3,574,909	3,359,464	3,169,591	2,821,549	2,515,352
B. Dalton stores(5)	260,024	310,303	372,230	426,018	468,414
Other	81,611	79,225	76,419	14,728	21,842

Total bookstore sales	3,916,544	3,748,992	3,618,240	3,262,295	3,005,608
GameStop stores(6)	1,352,791	1,121,398	757,564	223,748	—

Total sales	5,269,335	4,870,390	4,375,804	3,486,043	3,005,608
Cost of sales and occupancy	3,855,842	3,560,038	3,169,724	2,483,729	2,142,717

Gross profit	1,413,493	1,310,352	1,206,080	1,002,314	862,891
Selling and administrative expenses	965,135	904,280	812,992	651,099	580,609
Legal settlement expense(7)	—	4,500	—	—	—
Depreciation and amortization	148,691	147,826	144,760	112,304	88,345
Pre-opening expenses	10,227	7,959	7,669	6,801	8,795
Impairment charge(8)	25,328	—	106,833	—	—

Operating profit	264,112	245,787	133,826	232,110	185,142
Interest expense, net and amortization of deferred financing fees(9)	(21,506)	(36,334)	(53,541)	(23,765)	(24,412)
Equity in net loss of Barnes & Noble.com(10)	(26,795)	(88,378)	(103,936)	(42,047)	(71,334)
Gain on formation of Barnes & Noble.com(11)	—	—	—	25,000	63,759
Other income (expense)(12)	(16,498)	(11,730)	(9,346)	27,337	3,414

Earnings (loss) before taxes, cumulative effect of a change in accounting principle and minority interest	199,313	109,345	(32,997)	218,635	156,569
Income taxes	80,223	45,378	18,969	89,637	64,193

Earnings (loss) before cumulative effect of a change in accounting principle and minority interest	119,090	63,967	(51,966)	128,998	92,376
Cumulative effect of a change in accounting principle	—	—	—	(4,500)	—

Earnings (loss) before minority interest	119,090	63,967	(51,966)	124,498	92,376
Minority interest (13)	(19,142)	—	—	—	—

Net earnings (loss)	$99,948	63,967	(51,966)	124,498	92,376

Earnings (loss) per common share
Basic
Earnings (loss) before cumulative effect of a change in accounting principle	$1.51	0.96	(0.81)	1.87	1.35
Cumulative effect of a change in accounting principle	$—	—	—	(0.07)	—
Net earnings (loss)	$1.51	0.96	(0.81)	1.80	1.35
Diluted

Fiscal Year
(Thousands of dollars, except per share data)	2002	2001	2000(1)(2)	1999(3)	1998

Earnings (loss) before cumulative effect of a change in accounting principle	$1.39	0.94	(0.81)	1.81	1.29
Cumulative effect of a change in accounting principle	$—	—	—	(0.06)	—
Net earnings (loss)	$1.39	0.94	(0.81)	1.75	1.29

Weighted average common shares outstanding
Basic	66,362,000	66,393,000	64,341,000	69,005,000	68,435,000
Diluted	77,680,000	77,839,000	64,341,000	71,354,000	71,677,000

OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores(4)	628	591	569	542	520
B. Dalton stores(5)	258	305	339	400	489
GameStop stores(6)	1,231	1,038	978	526	—

Total	2,117	1,934	1,886	1,468	1,009

Comparable store sales increase (decrease)(14)
Barnes & Noble stores(4)	0.0%	2.7%	4.9%	6.1%	5.0%
B. Dalton stores(5)	(6.4)	(3.7)	(1.7)	0.1	(1.4)
GameStop stores(6)	11.4	32.0	(6.7)	12.5	—

Capital expenditures	$179,545	168,833	134,292	146,294	141,378

BALANCE SHEET DATA:
Working capital	$655,420	450,766	520,178	318,668	315,989
Total assets	$2,995,427	2,623,220	2,557,476	2,413,791	1,807,597
Long-term debt	$300,000	449,000	666,900	431,600	249,100
Shareholders’ equity	$1,027,790	888,110	777,677	846,360	678,789

(1)	Fiscal 2000 includes the results of operations of Funco, Inc. from June 14, 2000, the date of acquisition.

(2)	In fiscal 2000, the Company acquired a controlling interest in Calendar Club L.L.C. (Calendar Club). The Company’s consolidated statement of operations includes the results of operations of Calendar Club. Prior to fiscal 2000, the Company included its equity in the results of operations of Calendar Club as a component of other income (expense).

(3)	Fiscal 1999 includes the results of operations of Babbage’s Etc. LLC from October 28, 1999, the date of acquisition.

(4)	Also includes Bookstop and Bookstar stores.

(5)	Also includes Doubleday Book Shops, Scribner’s Bookstores and smaller format bookstores operated under the Barnes & Noble trade name representing the Company’s original retail strategy.

(6)	Also includes FuncoLand stores, Software Etc. stores and Babbage’s stores.

(7)	Represents legal and settlement costs associated with the lawsuit brought by the American Booksellers Association.

(8)	In fiscal 2002, the Company recorded a non-cash charge to operating earnings to write down its investments in Gemstar-TV Guide International, Inc. (Gemstar) and Indigo Books & Music Inc. (Indigo) to their fair market value. In fiscal 2000, the Company recorded a non-cash charge to adjust the carrying value of certain assets, primarily goodwill relating to the purchase of B. Dalton and other mall-bookstore assets.

(9)	Interest expense for fiscal 2002, 2001, 2000, 1999 and 1998 is net of interest income of $3,499, $1,319, $939, $1,449 and $976, respectively.

(10)	On November 12, 1998, the Company and Bertelsmann AG (Bertelsmann) completed the formation of a limited liability company to operate the online retail bookselling operations of the Company’s wholly owned subsidiary, barnesandnoble.com inc., which had begun operations in fiscal 1997. As a result of the formation of barnesandnoble.com llc (Barnes & Noble.com), the Company began accounting for its interest in Barnes & Noble.com under the equity method of accounting as of the beginning of fiscal 1998. Fiscal 1998 reflects a 100 percent equity interest in Barnes & Noble.com for the first three quarters ended October 31, 1998 (also the effective date of the limited liability company agreement), and a 50 percent equity interest beginning on November 1, 1998 through the end of the fiscal year. As a result of the initial public offering (IPO) for the Barnes & Noble.com business on May 25, 1999, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. From the date of the IPO through the end of fiscal 2002, the Company’s ownership interest has varied from 40 percent to 36 percent.

(11)	As a result of the formation of the limited liability company Barnes & Noble.com, the Company recognized a pre-tax gain during fiscal 1998 in the amount of $126,435, of which $63,759 has been recognized in earnings based on the $75,000 received directly from Bertelsmann and $62,676 ($36,351 after taxes) has been reflected in additional paid-in capital based on the Company’s share of the incremental equity of the joint venture resulting from the $150,000 Bertelsmann contribution. As a result of the Barnes & Noble.com IPO, the Company recorded an increase in additional paid-in capital of $200,272 ($116,158 after taxes) representing the Company’s incremental share in the equity in Barnes & Noble.com. In addition, the Company recognized a pre-tax gain of $25,000 in fiscal 1999 as a result of cash received in connection with the joint venture agreement with Bertelsmann.

(12)	In fiscal 2002, the Company determined that a decrease in value in certain of its equity investments occurred which was other than temporary. As a result, other expense of $16,498 in fiscal 2002 includes the recognition of losses of $11,485 in excess of what would otherwise have been recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The $16,498 loss in other expense was primarily comprised of $8,489 attributable to iUniverse.com, $5,081 attributable to BOOK® magazine and $2,351 attributable to enews, inc. Included in other expense for fiscal 2001 is $3,985 in equity losses in iUniverse.com, $2,500 in equity losses in BOOK® magazine and $5,581 in equity losses in enews, inc. Included in other expense in fiscal 2000 are losses of $9,730 from the Company’s equity investments. Included in other income in fiscal 1999 are pre-tax gains of $22,356 and $10,975 recognized in connection with the Company’s investments in Gemstar and Indigo, respectively, as well as a charge of $5,000 attributable to the termination of the Ingram Book Group acquisition and losses from equity investments of $994.

(13)	During fiscal 2002, the Company completed an IPO for its GameStop subsidiary. The Company retained an approximate 63 percent interest in GameStop.

(14)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open for 15 months for Barnes & Noble stores (due to the high sales volume associated with grand openings) and 12 months for B. Dalton and GameStop stores.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

     The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, “fiscal 2003” represents the 52 weeks ending January 31, 2004, “fiscal 2002” represents the 52 weeks ended February 1, 2003, “fiscal 2001” represents the 52 weeks ended February 2, 2002 and “fiscal 2000” represents the 53 weeks ended February 3, 2001.

General

     Barnes & Noble, Inc. (Barnes & Noble or the Company), the nation’s largest bookseller1, as of February 1, 2003 operates 886 bookstores and 1,231 video-game and entertainment-software stores. Of the 886 bookstores, 628 operate under the Barnes & Noble Booksellers, Bookstop and Bookstar trade names (47 of which were opened in fiscal 2002) and 258 operate under the B. Dalton Bookseller, Doubleday Book Shops and Scribner’s Bookstore trade names. Through its approximate 38 percent interest in barnesandnoble.com llc (Barnes & Noble.com), the Company is one of the largest sellers of books on the Internet. The Company, through its approximate 63 percent interest in GameStop Corp., is the nation’s largest video-game and PC-entertainment software specialty retailer, operating 1,231 video-game and entertainment-software stores under the GameStop, Babbage’s, Software Etc. and FuncoLand trade names, a Web site, gamestop.com, and Game Informer, one of the largest multi-platform video-game magazines, with circulation of over one million subscribers. The Company employed approximately 50,000 full- and part-time employees as of February 1, 2003.

     Barnes & Noble is the nation’s largest operator of bookstores1 with 628 Barnes & Noble bookstores located in 49 states and the District of Columbia as of February 1, 2003. With more than 35 years of bookselling experience, management has a strong sense of customers’ changing needs and the Company leads book retailing with a “community store” concept. Barnes & Noble’s typical bookstore offers a comprehensive title base, a café, a children’s section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities, that make each Barnes & Noble bookstore an active part of its community.

     Barnes & Noble bookstores range in size from 10,000 to 60,000 square feet depending upon market size, and each store features an authoritative selection of books, ranging from 60,000 to 200,000 titles. The comprehensive title selection is diverse and reflects local interests. In addition, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers represent only three percent of Barnes & Noble bookstore sales. Complementing this extensive on-site selection, all Barnes & Noble bookstores provide customers with access to the millions of books available to online shoppers while offering an option to have the book sent to the store or shipped directly to the customer. All Barnes & Noble bookstores are equipped with the BookMaster in-store operating system, which enhances the Company’s merchandise-replenishment system, resulting in high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing.

     During fiscal 2002, the Company added 1.0 million square feet to the Barnes & Noble bookstore base, bringing the total square footage to 15.2 million square feet, a seven percent increase over the prior year. Barnes & Noble bookstores contributed approximately 91 percent of the Company’s total bookstore sales in fiscal 2002. The Company plans to open between 35 and 40 Barnes & Noble bookstores in fiscal 2003, which are expected to average 25,000 square feet in size.

     At the end of fiscal 2002, the Company operated 258 B. Dalton bookstores in 44 states and the District of Columbia. B. Dalton bookstores employ merchandising strategies that target the mainstream

[1] Based upon sales reported in trade publications and public filings.

consumer book market, offering a wide range of bestsellers and general-interest titles. Most B. Dalton bookstores range in size from 2,000 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of book superstores in nearby locations continues to have a significant adverse impact on B. Dalton bookstores.

     The Company is continuing to execute a strategy to maximize returns from its B. Dalton bookstores in response to declining sales attributable primarily to book superstore competition. Part of the Company’s strategy has been to close underperforming stores, which has resulted in the closing of between 35 and 90 B. Dalton bookstores per year since 1989.

     The Company currently has a 38 percent ownership interest in Barnes & Noble.com, a leading internet-based retailer of books, music, DVD/video and online courses. Since opening its online store (www.bn.com) in March 1997, Barnes & Noble.com has attracted more than 13.6 million customers in 232 countries. Barnes & Noble.com’s bookstore includes the largest in-stock selection of in-print book titles with access to approximately one million titles for immediate delivery, supplemented by more than 30 million listings from its nationwide network of out-of-print, rare and used book dealers. Barnes & Noble.com offers its customers fast delivery, easy and secure ordering and rich editorial content.

     According to Jupiter Media Metrix, in December 2002, Barnes & Noble.com’s Web site was the ninth most-trafficked shopping site and was among the top 50 largest Web properties on the Internet. Co-marketing agreements with major Web portals such as AOL, Yahoo! and MSN as well as content sites have extended Barnes & Noble.com’s brand and increased consumer exposure to its site. Barnes & Noble.com has also established a network of remote virtual storefronts across the Internet by creating direct links with more than 176,000 affiliate Web sites.

     Barnes & Noble further differentiates its product offerings from those of its competitors by publishing books under its own imprints. The Company, through its January 2003 acquisition of Sterling Publishing Co., Inc. (Sterling), is one of the top 25 publishers in the nation and the industry’s leading publisher of how-to books. Sterling has an active list of more than 4,500 owned and distributed titles, and publishes and distributes more than 1,000 new titles annually. As a leading publisher of how-to books, Sterling has strength in art technique, gardening, cooking, health, crafts, puzzle and game, woodworking and house and home. With the addition of the Sterling titles, the Company has publishing or distribution rights to nearly 10,000 titles and offers customers high quality books at exceptional values, while generating attractive gross margins.

     The Company acquired Babbage’s Etc. and Funco, Inc. in October 1999 and June 2000, respectively. Through a corporate restructuring, Babbage’s Etc. became a wholly owned subsidiary of Funco, Inc. and the name of Funco, Inc. was changed to GameStop, Inc. In February 2002, the Company completed an initial public offering for its GameStop subsidiary. The Company retained an approximate 63 percent interest in GameStop. GameStop is the nation’s largest video-game and PC-entertainment software specialty retailer, operating 1,231 video-game and entertainment-software stores located in 49 states, Puerto Rico and Guam. The video-game and entertainment-software stores range in size from 500 to 5,000 square feet (averaging 1,500 square feet) depending upon market demographics. Stores feature video-game hardware and software, PC-entertainment software and a multitude of accessories. GameStop operates stores under the GameStop, Babbage’s, Software Etc. and FuncoLand trade names, a Web site, gamestop.com, and Game Informer magazine (collectively, GameStop or Video Game & Entertainment Software).

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

Impairment of Long-Lived Assets and Goodwill

     The Company’s long-lived assets include property and equipment and goodwill. At February 1, 2003, the Company had $622.3 million of property and equipment, net of accumulated depreciation, and $438.6 million of goodwill, net of amortization, accounting for approximately 35.4% of the Company’s total assets.

     The Company periodically reviews its property and equipment under the newly issued accounting pronouncement Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation periods should be accelerated. Factors that the Company considers important which could trigger a review include the following:

•	Significant changes in the manner of use of the assets

•	Significant changes in the strategy of the overall business

•	Significant underperformance relative to expected historical or projected future operating results

     Recoverability is assessed based on several factors, including management’s intentions with respect to its stores and those stores’ projected undiscounted cash flows. Assumptions underlying such projected cash flows include historical experience of stores, competitive environment, purchasing trends and projected demographics in the areas.

     If it is determined that the carrying value of long-lived assets may not be recoverable, the Company measures impairment based on the present values of the projected cash flows using a discount rate determined by the Company’s management to be commensurate with the risk involved.

     In fiscal 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually. As a result of adopting SFAS No. 142, the Company ceased amortization of goodwill beginning February 3, 2002. Prior to the adoption of SFAS No. 142, the Company amortized goodwill on a straight-line basis over 30 to 40 years.

     SFAS No. 142 prescribes a two-step process for impairment testing of goodwill. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step (if necessary) measures the amount of the impairment. Using the guidance in SFAS No. 142, the Company has determined that it has two reporting units, bookstores and video-game and entertainment-software stores. The Company completed its initial impairment test on the goodwill in the second quarter of fiscal 2002 and its annual impairment test in November 2002. Both tests indicated that the fair value of the reporting units exceeded that reporting unit’s carrying amount; accordingly, the second testing phase was not necessary. The Company has noted no subsequent indicators that would require testing goodwill for impairment.

Closed Store Expenses

     Upon a formal decision to close or relocate a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $10.1 million, $9.8 million and $5.0 million during fiscal 2002, fiscal 2001 and fiscal 2000, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Results of Operations

     The Company’s sales, operating profit, comparable store sales, store openings, store closings, number of stores open and square feet of selling space at year end are set forth below:

Fiscal Year
(Thousands of dollars)	2002	2001	2000

Sales
Bookstores	$3,916,544	3,748,992	3,618,240
Video Game & Entertainment Software stores	1,352,791	1,121,398	757,564

Total	$5,269,335	4,870,390	4,375,804

Operating Profit
Bookstores (1)	$177,041	211,700	127,812
Video Game & Entertainment Software stores	87,071	34,087	6,014

Total	$264,112	245,787	133,826

Comparable Store Sales Increase (Decrease) (2)
Barnes & Noble stores	0.0%	2.7%	4.9%
B. Dalton stores	(6.4)	(3.7)	(1.7)
GameStop stores	11.4	32.0	(6.7)

Stores Opened
Barnes & Noble stores	47	40	32
B. Dalton stores	—	1	—
GameStop stores	210	74	65

Total	257	115	97

Stores Closed
Barnes & Noble stores	10	18	5
B. Dalton stores	47	35	61
GameStop stores	17	14	17

Total	74	67	83

Number of Stores Open at Year End
Barnes & Noble stores	628	591	569
B. Dalton stores	258	305	339
GameStop stores	1,231	1,038	978

Total	2,117	1,934	1,886

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	15.2	14.2	13.4
B. Dalton stores	1.0	1.2	1.4
GameStop stores	1.9	1.6	1.5

Total	18.1	17.0	16.3

(1)	Fiscal 2002 operating profit is net of a non-cash impairment charge of $25,328. Fiscal 2001 operating profit is net of legal and settlement expenses of $4,500. Fiscal 2000 operating profit is net of a non-cash impairment charge of $106,833.

(2)	Comparable store sales for Barnes & Noble stores are determined using stores open at least 15 months, due to the high sales volume associated with grand openings. Comparable store sales for B. Dalton and GameStop stores are determined using stores open at least 12 months.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	2002	2001	2000

Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	73.2	73.1	72.4

Gross margin	26.8	26.9	27.6
Selling and administrative expenses	18.3	18.6	18.6
Legal settlement expense	—	0.1	—
Depreciation and amortization	2.8	3.0	3.3
Pre-opening expenses	0.2	0.2	0.2
Impairment charge	0.5	—	2.4

Operating margin	5.0	5.0	3.1
Interest expense, net and amortization of deferred financing fees	(0.4)	(0.8)	(1.2)
Equity in net loss of Barnes & Noble.com	(0.5)	(1.8)	(2.4)
Other expense	(0.3)	(0.2)	(0.2)

Earnings (loss) before income taxes and minority interest	3.8	2.2	(0.7)
Income taxes	1.5	0.9	0.4

Income before minority interest	2.3	1.3	(1.1)
Minority interest	(0.4)	—	—

Net earnings (loss)	1.9%	1.3%	(1.1)%

52 Weeks Ended February 1, 2003 Compared with 52 Weeks Ended February 2, 2002

Sales

     The Company’s sales increased $398.9 million or 8.2% during fiscal 2002 to $5.269 billion from $4.870 billion during fiscal 2001. Contributing to this improvement was an increase of $231.4 million from Video Game & Entertainment Software store sales. Fiscal 2002 sales from Barnes & Noble bookstores, which contributed 67.8% of total sales or 91.3% of total bookstore sales, increased 6.4% to $3.575 billion from $3.359 billion in fiscal 2001.

     The increase in bookstore sales was primarily attributable to the 47 new Barnes & Noble stores opened during fiscal 2002. This increase was partially offset by declining sales of B. Dalton, due to 47 store closings and a comparable store sales decline of (6.4%) in fiscal 2002.

     GameStop sales during fiscal 2002 increased to $1.353 billion from $1.121 billion during fiscal 2001. This increase in sales was primarily attributable to the 11.4% growth in GameStop comparable store sales and sales from the 210 new GameStop stores opened during fiscal 2002.

Cost of Sales and Occupancy

     The Company’s cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues and lease-required advertising.

     Cost of sales and occupancy increased $295.8 million, or 8.3%, to $3.856 billion in fiscal 2002 from $3.560 billion in fiscal 2001, primarily due to growth in the Video Game & Entertainment Software segment. The Company’s gross margin rate decreased slightly to 26.8% in fiscal 2002 from 26.9% in fiscal 2001.

Selling and Administrative Expenses

     Selling and administrative expenses increased $60.8 million, or 6.7%, to $965.1 million in fiscal 2002 from $904.3 million in fiscal 2001, primarily due to the increase in bookstore expenses from the opening of 47 Barnes & Noble stores in fiscal 2002 and to the growth in the Video Game & Entertainment Software segment. Selling and administrative expenses decreased to 18.3% of sales in fiscal 2002 from 18.6% in fiscal 2001. This decrease was primarily attributable to the lower selling and administrative expenses, as a percentage of sales in the Video Game & Entertainment Software segment.

Legal Settlement Expense

     In fiscal 2001, the Company recorded a pre-tax charge of $4.5 million in connection with a lawsuit brought by the American Booksellers Association and 26 independent bookstores. The charges included a settlement of $2.4 million paid to the plaintiffs and approximately $2.1 million in legal expenses incurred by the Company.

Depreciation and Amortization

     Depreciation and amortization increased $0.9 million, or 0.6%, to $148.7 million in fiscal 2002 from $147.8 million in fiscal 2001. The increase was primarily the result of the increase in depreciation related to the 47 new Barnes & Noble bookstores opened during fiscal 2002. This increase was partially offset by the result of the implementation of SFAS No. 142 in fiscal 2002, whereby goodwill is no longer amortized but is reviewed for impairment at least annually.

Pre-Opening Expenses

     Pre-opening expenses increased in fiscal 2002 to $10.2 million from $8.0 million in fiscal 2001. The increase in pre-opening expenses was primarily the result of opening 47 new Barnes & Noble bookstores and 210 new GameStop stores during fiscal 2002, compared with 40 new Barnes & Noble bookstores and 74 new GameStop stores during fiscal 2001.

Impairment Charge

     During the first quarter of fiscal 2002, the Company deemed the decline in value in its available-for-sale securities in Gemstar-TV Guide International, Inc. (Gemstar) and Indigo Books & Music Inc. (Indigo) to be other than temporary. The investments had been carried at fair market value with unrealized gains and losses included in shareholders’ equity. Events such as Gemstar’s largest shareholder taking an impairment charge for its investment, the precipitous decline in the stock price subsequent to the abrupt resignation of one of its senior executives, the questioning of aggressive revenue recognition policies and the filing of a class action lawsuit against Gemstar, were among the items which led to management’s decision to record an impairment for its investment in Gemstar of nearly $24.0 million (before taxes). The Company’s decision to record an impairment charge for its investment in Indigo was based on a review of Indigo’s financial condition and historical share trading data. As a result of these decisions, the Company recorded a non-cash impairment charge to operating earnings of $25.3 million ($14.9 million after taxes) to reclassify the accumulated unrealized losses and to write down the investments to their current fair market value at the close of business on May 4, 2002. The investment in Gemstar was sold in the second quarter of fiscal 2002.

Operating Profit

     Operating profit increased to $264.1 million in fiscal 2002 from $245.8 million in fiscal 2001. Operating profit increased to $289.4 million, before the effect of the $25.3 million impairment charge during fiscal 2002, from $250.3 million, before the effect of the $4.5 million legal settlement expense during fiscal 2001. Bookstore operating profit decreased 6.4% to $202.4 million, before the effect of the $25.3 million impairment charge from $216.2 million, before the effect of the $4.5 million legal settlement expense, primarily attributable to lower comparable store sales. Bookstore operating margin decreased to 5.2% of sales during fiscal 2002, before the effect of the impairment charge, from 5.8% of sales during fiscal 2001, before the effect of the legal settlement expense.

Interest Expense, Net and Amortization of Deferred Financing Fees

     Interest expense, net of interest income, and amortization of deferred financing fees, decreased $14.8 million to $21.5 million in fiscal 2002 from $36.3 million in fiscal 2001. The decrease was primarily the result of reduced borrowings under the Company’s senior credit facility due to the pay down of debt with proceeds from the GameStop IPO.

Equity in Net Loss of Barnes & Noble.com

     The Company’s share in the net loss of Barnes & Noble.com, based on an approximate 36 percent equity interest, was $26.8 million and $88.4 million in fiscal 2002 and fiscal 2001, respectively.

Other Expense, Primarily Losses Attributable to Equity-Method Investments

     In fiscal 2002, the Company determined that a decrease in value in certain of its equity investments occurred which was other than temporary. As a result, other expense of $16.5 million during fiscal 2002 included the recognition of losses of $11.5 million in excess of what would otherwise have been recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The $16.5 million loss in other expense was primarily comprised of $8.5 million attributable to iUniverse.com, $5.1 million attributable to BOOK® magazine and $2.4 million attributable to enews, inc. Other expense of $11.7 million in fiscal 2001 was due to $4.0 million in equity losses in iUniverse.com, $2.5 million in equity losses in BOOK® magazine and $5.5 million in equity losses in enews, inc., partially offset by a one-time gain of $0.3 million from the partial sale of Indigo.

Provision for Income Taxes

     Barnes & Noble’s effective tax rate in fiscal 2002 decreased to 40.25 percent compared with 41.50 percent during fiscal 2001.

Minority Interest

     During fiscal 2002, minority interest for GameStop was $19.1 million based on a 36.5% basic weighted average ownership interest.

Earnings

     As a result of the factors discussed above, the Company reported consolidated net earnings of $99.9 million (or $1.39 per share) during fiscal 2002 compared with net earnings of $64.0 million (or $0.94 per share) during fiscal 2001. Components of diluted earnings per share are as follows:

Fiscal Year	2002	2001

Retail EPS	$1.90	1.70
EPS Impact of Investing Activities
Share in net losses of Barnes & Noble.com	$(0.21)	(0.66)
Share of net losses from other investments (including earnings from Calendar Club)	(0.11)	(0.07)

Total Investing Activities	$(0.32)	(0.73)
Other Adjustments
Impairment charge	$(0.19)	—
Legal settlement expense	—	(0.03)

Total Other Adjustments	$(0.19)	(0.03)

Consolidated EPS	$1.39	0.94

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

Depreciation and Amortization

     Depreciation and amortization increased $3.1 million, or 2.1%, to $147.8 million in fiscal 2001 from $144.8 million in fiscal 2000. The increase was primarily the result of the increase in depreciation and amortization in the Video Game & Entertainment Software segment offset by the reduction in depreciable assets in small-format mall bookstores due to the impairment charge recorded in fiscal 2000.

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

Other Expense

     Other expense of $11.7 million in fiscal 2001 was due to $4.0 million in equity losses in iUniverse.com, $2.5 million in equity losses in BOOK® magazine and $5.5 million in equity losses in enews, inc., partially offset by a one-time gain of $0.3 million from the partial sale of Indigo. Other expense of $9.3 million in fiscal 2000 was primarily due to the equity losses of iUniverse.com, partially offset by a one-time gain of $0.3 million from the partial sale of iUniverse.com.

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

Earnings (Loss)

     As a result of the factors discussed above, the Company reported consolidated net earnings of $64.0 million (or $0.94 per share) during fiscal 2001 compared with a net loss of ($52.0) million (or ($0.81) per share) during fiscal 2000. Components of diluted earnings per share are as follows:

Fiscal Year	2001	2000

Retail EPS	$1.70	1.69
EPS Impact of Investing Activities
Share in net losses of Barnes & Noble.com	$(0.66)	(0.98)
Share of net losses from other investments (including earnings from Calendar Club)	(0.07)	(0.08)

Total Investing Activities	$(0.73)	(1.06)
Other Adjustments
Legal settlement expense	$(0.03)	—
Impairment charge	—	(1.44)

Total Other Adjustments	$(0.03)	(1.44)

Consolidated EPS	$0.94	(0.81)

Seasonality

     The Company’s business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the quarter which includes the holiday selling season.

Liquidity and Capital Resources

     Working capital requirements are generally at their highest in the Company’s fiscal quarter ending on or about January 31 due to the higher payments to vendors for holiday season merchandise purchases. In addition, the Company’s sales and merchandise inventory levels will fluctuate from quarter to quarter as a result of the number and timing of new store openings, as well as the amount and timing of sales contributed by new stores.

     Cash flows from operating activities, funds available under its revolving credit facility and short-term vendor financing continue to provide the Company with liquidity and capital resources for store expansion, seasonal working capital requirements and capital investments.

     In February 2002, the Company completed an initial public offering (IPO) for its GameStop subsidiary, raising $250.0 million in cash for the Company (which was used to pay down debt) and $98.0 million in net proceeds for GameStop. The Company has retained an approximate 63 percent interest in GameStop.

     Cash Flow

     Cash flows provided from operating activities were $329.0 million, $457.4 million and $80.5 million during fiscal 2002, 2001 and 2000, respectively. In fiscal 2002, the decrease in cash flows from operating activities was primarily attributable to a weaker-than-expected holiday season, as well as the increase in inventory due to the Reno distribution center becoming fully operational. In fiscal 2001, the increase in cash flows from operating activities was primarily attributable to increased accounts payable leverage and improvement in net earnings. In fiscal 2000, the decrease in cash flows from operating activities was primarily attributable to a weaker-than-expected holiday season which resulted in lower net earnings and an increase in standing inventory as well as an increase in prepaid rent due to the fiscal year-end date.

     Retail earnings before interest, taxes, depreciation and amortization (EBITDA) increased $0.9 million or 0.2% to $393.1 million in fiscal 2002 from $392.2 million in fiscal 2001. Total debt to retail EBITDA improved to 0.76 times in fiscal 2002 from 1.14 times in fiscal 2001, primarily due to decreased borrowings under the Company’s senior credit facility. The reduced debt, which was accomplished during a period of 8.2% sales growth and an 8.6% increase in merchandise inventories, was primarily attributable to the proceeds received from the GameStop IPO. The weighted-average age per square foot of the Company’s 628 Barnes & Noble stores was 5.8 years as of February 1, 2003 and is expected to increase to approximately 6.5 years by January 31, 2004. As the Barnes & Noble stores continue to mature, and as the number of new stores opened during the fiscal year decreases as a percentage of the existing store base, the increasing operating profits of Barnes & Noble stores are expected to generate a greater portion of the cash flows required for working capital, including new store inventories, capital expenditures and other initiatives.

     Since the fiscal 1999 Barnes & Noble.com Inc. IPO, retail cash flows have been fully available to support the Company’s working capital requirements. In the future, the Company may provide additional funding to Barnes & Noble.com. As of February 1, 2003, the Company had an aggregate receivable of $55.2 million from Barnes & Noble.com related to its supply and service agreements. Barnes & Noble.com had cash, cash equivalents and short-term marketable securities of $70.1 million as of its year ended December 31, 2002, an amount sufficient to cover this payable due to the Company.

     Capital Structure

     Strong cash flows from operations and a continued emphasis on working capital management strengthened the Company’s balance sheet in fiscal 2002. Shareholders’ equity increased 15.7% to $1.028 billion as of February 1, 2003, from $888.1 million as of February 2, 2002.

     In fiscal 2002, the Company obtained a $500.0 million three-year senior revolving credit facility (the Facility) with a syndicate of banks led by Fleet National Bank as administrative agent. The Facility, which expires in May 2005, replaced the Company’s $850.0 million senior credit facility. The Facility permits borrowings at various interest-rate options based on the prime rate or London Interbank Offer Rate (LIBOR) plus applicable margin depending upon the level of the Company’s fixed charge coverage ratio. The Company’s fixed charge coverage is calculated as the ratio of earnings before interest, taxes, depreciation, amortization and rents to interest plus rents. In addition, the Facility requires the Company to pay a commitment fee of 0.25 percent, which fee varies based upon the Company’s fixed charge coverage ratio, calculated as a percentage of the unused portion. The Company is required to pay utilization fees of 0.125 percent or 0.25 percent on all outstanding loans under the Facility if the aggregate outstanding loans are greater than 33 percent and 66 percent, respectively, of the aggregate amount of the Facility.

     A portion of the Facility, not to exceed $100.0 million, is available for the issuance of letters of credit. Also, under certain circumstances, the Company may be permitted to increase the size of the Facility to an amount not to exceed $600.0 million and/or to extend the term of the Facility by one additional year.

     The amount outstanding under the Facility has been classified as long-term debt in the accompanying consolidated balance sheets due to both the Company’s intent and ability to maintain principal amounts.

     In fiscal 2001, the Company issued $300.0 million of 5.25 percent convertible subordinated notes due March 15, 2009. The notes are convertible into the Company’s common stock at a conversion price of $32.512 per share.

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

     Borrowings under the Company’s convertible subordinated notes, senior and seasonal credit facilities averaged $377.3 million, $689.3 million and $697.8 million and peaked at $490.3 million, $870.0 million and $918.7 million during fiscal 2002, 2001 and 2000, respectively. The ratio of debt to equity improved significantly to 0.29:1.00 as of February 1, 2003 from 0.51:1.00 as of February 2, 2002, primarily due to decreased borrowings under the Company’s senior credit facility.

     Interest rate swap agreements are valued based on market quotes obtained from dealers. The estimated fair value of the interest rate swaps liability was $0.0 million and $2.3 million at February 1, 2003 and February 2, 2002, respectively. The interest rate swaps are included as a component of other long-term liabilities.

     Capital Investment

     Capital expenditures totaled $179.5 million, $168.8 million and $134.3 million during fiscal 2002, 2001 and 2000, respectively. Capital expenditures in fiscal 2003, primarily for the opening of between 35 and 40 new Barnes & Noble stores and between 235 and 265 GameStop stores, are expected to be between $140 million and $160 million, although commitment to many of such expenditures has not yet been made.

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

     In fiscal 1999, the Board of Directors authorized a common stock repurchase program for the purchase of up to $250.0 million of the Company’s common shares. As of February 1, 2003, the Company has repurchased 8,502,700 shares at a cost of approximately $181.4 million under this program. The repurchased shares are held in treasury.

     In fiscal 2002, the Company announced its intent to purchase up to $10.0 million of Barnes & Noble.com Class A Common Stock in the open market or through privately negotiated transactions. As of February 1, 2003, the Company purchased approximately 1.7 million shares of Barnes & Noble.com Class A Common Stock for $1.9 million.

Certain Relationships and Related Transactions

     The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and its affiliates are at least as favorable to the Company as could be obtained from unaffiliated parties. The Board of Directors and the Audit Committee are designated to approve in advance any new proposed transaction or agreement with affiliates and will utilize procedures in evaluating the terms and provisions of such proposed transaction or agreement as are appropriate in light of the fiduciary duties of directors under Delaware law.

     The Company leases space for its executive offices in properties in which Leonard Riggio, Chairman of the Board and principal stockholder of Barnes & Noble, has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $4.0 million, $4.0 million and $3.4 million in fiscal years 2002, 2001 and 2000, respectively. Rent per square foot is approximately $28.00, which is below market.

     The Company leases a 75,000-square-foot office/warehouse from a partnership in which Leonard Riggio has a 50 percent interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid $0.8 million, $0.5 million and $0.6 million in fiscal years 2002, 2001 and 2000, respectively.

     The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by Leonard Riggio, subleases space for its executive offices from the Company. Occupancy costs allocated by the Company to B&N College for this space totaled $0.8 million, $0.7 million and $0.7 million for fiscal years 2002, 2001 and 2000, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

     The Company subleased warehouse space from Barnes & Noble.com in Reno, Nevada. The Company paid Barnes & Noble.com $0.3 million, $1.8 million and $1.4 million for such subleased space during fiscal 2002, 2001 and 2000, respectively. Additionally, in January 2001, the Company purchased $6.2 million of warehouse equipment (valued at original cost) from Barnes & Noble.com’s Reno warehouse. In January 2002, Barnes & Noble.com determined it could not effectively utilize the full capacity of the Reno, Nevada distribution center. As a result, Barnes & Noble.com’s Board of Directors approved the transfer of the Reno warehouse lease and the sale of inventory located in Reno to the Company. The Company purchased the inventory from Barnes & Noble.com at cost for $9.9 million. In addition, the Company spent $1.8 million to refurbish the facility. The Company’s Board of Directors also approved the Company’s assumption of the lease, which expires in 2010, and the hiring of all of the employees at the Reno facility. The Reno lease assignment and the transfer of the Reno facility to the Company was completed in April 2002. The Company intends to use the Reno facility to facilitate distribution to its current and future West Coast stores. In connection with the transition, Barnes & Noble.com agreed to pay one-half of the rent for the Reno facility through December 31, 2002. Barnes & Noble.com paid $0.9 million in relation to these expenses for fiscal year 2002.

     The Company subleases to Barnes & Noble.com approximately one-third of a 300,000-square-foot warehouse facility located in New Jersey. The Company has received from Barnes & Noble.com $0.5 million annually for such subleased space during each of the fiscal years 2002, 2001 and 2000. The amount paid by Barnes & Noble.com to the Company approximates the cost per square foot paid by the Company as a tenant pursuant to the lease of the space from an unaffiliated third party.

     The Company has entered into an agreement (the Supply Agreement) with Barnes & Noble.com whereby the Company charges Barnes & Noble.com the costs associated with such purchases plus incremental overhead incurred by the Company in connection with providing such inventory. The Supply Agreement is subject to certain termination provisions. Barnes & Noble.com purchased $108.3 million, $119.3 million and $110.5 million of merchandise from the Company during fiscal 2002, 2001 and 2000, respectively, and Barnes & Noble.com expects to source purchases through the Company in the future.

     The Company has entered into agreements whereby Barnes & Noble.com receives various services from the Company, including, among others, services for payroll processing, benefits administration, insurance (property, casualty, medical, dental, life, etc.), tax, traffic, fulfillment and telecommunications. In accordance with the terms of such agreements, the Company has received, and expects to continue to receive, fees in an amount equal to the direct costs plus incremental expenses associated with providing such services. The Company received $3.5 million, $5.5 million and $1.7 million for such services during fiscal 2002, 2001 and 2000, respectively.

     The aggregate receivable (which is historically settled within 60 days) from Barnes & Noble.com in connection with the agreements described above was $55.2 million and $47.2 million as of February 1, 2003 and February 2, 2002, respectively.

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

     In 2002, the Company through its wholly owned subsidiary, Marketing Services (Minnesota) Corp., entered into an agreement with Barnes & Noble.com for marketing services, which includes the issuance of gift cards. Under this agreement, the Company paid Barnes & Noble.com $5.3 million during fiscal 2002, which represents reimbursement for gift cards purchased in a Barnes & Noble store and redeemed on the Barnes & Noble.com Web site.

     Barnes & Noble.com, through its fulfillment centers, ships various customer orders for the Company to its retail stores as well as to the Company’s customers’ homes. Barnes & Noble.com charges the Company the costs associated with such shipments plus any incremental overhead incurred by Barnes & Noble.com to process these orders. The Company paid Barnes & Noble.com $1.7 million, $1.0 million and $0.2 million for shipping and handling during fiscal years 2002, 2001 and 2000, respectively. In addition, during fiscal 2001, the Company and Barnes & Noble.com reached an agreement whereby the Company pays a commission on all items ordered by customers at the Company’s stores and shipped directly to customers’ homes by Barnes & Noble.com. Commissions paid for these sales were $1.5 million and $0.4 million during fiscal years 2002 and 2001, respectively.

     The Company paid B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges are included in the accompanying consolidated statements of operations and approximated $0.2 million, $0.2 million and $0.3 million for fiscal 2002, 2001 and 2000, respectively. B&N College purchased inventory, at cost plus an incremental fee, of $44.9 million, $41.5 million and $17.2 million from the Company during fiscal 2002, 2001 and 2000, respectively. The Company charged B&N College $2.1 million, $1.5 million and $1.3 million for fiscal years 2002, 2001 and 2000, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

     The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which include fuel, insurance, personnel and other costs, approximated $1.9 million, $2.2 million and $2.4 million during fiscal 2002, 2001 and 2000, respectively, and are included in the accompanying consolidated statements of operations.

     In fiscal 1999, the Company acquired Babbage’s Etc., one of the nation’s largest video-game and entertainment-software specialty retailers, a company majority owned by Leonard Riggio, for $208.7 million. An independent Special Committee of the Board of Directors negotiated and approved the acquisition on behalf of the Company. The Company made an additional payment of $9.7 million in fiscal 2002 due to certain financial performance targets having been met during fiscal 2001. In fiscal 2000, the Company acquired Funco, Inc. Through a corporate restructuring, Babbage’s Etc. became a wholly owned subsidiary of Funco, Inc. and the name of Funco, Inc. was changed to GameStop, Inc. In fiscal 2002, the Company completed an initial public offering of its GameStop subsidiary. The Company retained an approximate 63 percent interest in GameStop.

     GameStop operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7 percent of the gross sales of such departments. The Company charged GameStop a license fee of $1.1 million in fiscal 2002.

     GameStop participates in the Company’s worker’s compensation, property and general liability insurance programs. The costs incurred by the Company under these programs are allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. During fiscal 2002, these charges amounted to $1.7 million.

     In fiscal 2001, Barnes & Noble.com and GameStop entered into an agreement whereby Barnes & Noble.com’s Web site refers customers to the GameStop Web site for purchases of video-game hardware, software and accessories and PC-entertainment software. GameStop pays Barnes & Noble.com a referral fee based on its net sales revenue from certain eligible purchases made by customers as a result of the redirection from the Barnes & Noble.com Web site. Either party may terminate the agreement on 60 days’ notice. Commissions were $0.0 million and $0.1 million for fiscal years 2002 and 2001, respectively.

     The Company is provided with national freight distribution, including trucking, services by the LTA Group, Inc. (LTA), a company in which a brother of Leonard Riggio owns a 20 percent interest. The Company paid LTA $18.5 million, $17.7 million and $16.7 million for such services during fiscal years 2002, 2001 and 2000, respectively. The Company believes the cost of freight delivered to the stores compares favorably to the prices charged by publishers and other third-party freight distributors.

     Since 1993, the Company has used AEC One Stop Group, Inc. (AEC) as its primary music and DVD/video supplier and to provide a music and video database. AEC is one of the largest wholesale distributors of music and DVD/videos in the United States. In 1999, AEC’s parent corporation was acquired by an investor group in which Leonard Riggio was a minority investor. The Company paid AEC $246.4 million, $169.9 million and $160.8 million for merchandise purchased during fiscal 2002, 2001 and 2000, respectively. In addition, the Company paid AEC $7.7 million, $2.6 million and $0.5 million for database equipment and services during fiscal 2002, 2001 and 2000, respectively. Amounts payable to AEC for merchandise purchased were $22.0 million and $51.1 million as of February 1, 2003 and February 2, 2002, respectively.

Newly Issued Accounting Pronouncements

     In June 2002, the Financial Accounting Standards Board (FASB) finalized SFAS No. 146 “Accounting for the Costs Associated with Exit or Disposal Activities”, which requires the Company to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces Emerging Issues Task Force (EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. It is anticipated that the financial impact of SFAS No. 146 will not have a material effect on the Company.

     In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure,” which amends SFAS No. 123 “Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The Company has incorporated these expanded disclosures into the footnotes to the Company’s financial statements included herein.

     In November 2002, the EITF reached a consensus on Issue 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, addressing the accounting of cash consideration received by a customer from a vendor, including vendor rebates and refunds. The consensus reached states that consideration received should be presumed to be a reduction of the prices of the vendor’s products or services and should therefore be shown as a reduction of cost of sales in the income statement of the customer. The presumption could be overcome if the vendor receives an identifiable benefit in exchange for the consideration or the consideration represents a reimbursement of a specific incremental identifiable cost incurred by the customer in selling the vendor’s product or service. If one of these conditions is met, the cash consideration should be characterized as revenues or a reduction of such costs, as applicable, in the income statement of the customer. The consensus reached also concludes that rebates or refunds based on the customer achieving a specified level of purchases should be recognized as a reduction of cost of sales based on a systematic and rational allocation of the consideration to be received relative to the transactions that mark the progress of the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable. EITF Issue 02-16 is effective for arrangements entered into after December 31, 2002. Implementation of this standard is not expected to have a material effect on the Company’s annual results of operations.

     In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (Interpretation 45). Interpretation 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002 and is not expected to have a material impact on the Company.

     In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (Interpretation 46). Interpretation 46 clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements”, and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. The Company holds no interest in variable interest entities.

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

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year
(Thousands of dollars, except per share data)	2002	2001	2000

Sales	$5,269,335	4,870,390	4,375,804
Cost of sales and occupancy	3,855,842	3,560,038	3,169,724

Gross profit	1,413,493	1,310,352	1,206,080

Selling and administrative expenses	965,135	904,280	812,992
Legal settlement expense	—	4,500	—
Depreciation and amortization	148,691	147,826	144,760
Pre-opening expenses	10,227	7,959	7,669
Impairment charge	25,328	—	106,833

Operating profit	264,112	245,787	133,826
Interest (net of interest income of $3,499, $1,319 and $939, respectively) and amortization of deferred financing fees	(21,506)	(36,334)	(53,541)
Equity in net loss of Barnes & Noble.com	(26,795)	(88,378)	(103,936)
Other expense	(16,498)	(11,730)	(9,346)

Earnings (loss) before taxes and minority interest	199,313	109,345	(32,997)
Income taxes	80,223	45,378	18,969

Earnings (loss) before minority interest	119,090	63,967	(51,966)
Minority interest	(19,142)	—	—

Net earnings (loss)	$99,948	63,967	(51,966)

Earnings (loss) per common share
Basic	$1.51	0.96	(0.81)
Diluted	$1.39	0.94	(0.81)

Weighted average common shares outstanding
Basic	66,362,000	66,393,000	64,341,000
Diluted	77,680,000	77,839,000	64,341,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars, except per share data)	February 1, 2003	February 2, 2002

Assets
Current assets:
Cash and cash equivalents	$267,642	108,218
Receivables, net	66,948	51,366
Barnes & Noble.com receivable	55,174	47,204
Merchandise inventories	1,395,872	1,285,005
Prepaid expenses and other current assets	101,232	99,201

Total current assets	1,886,868	1,590,994

Property and equipment:
Land and land improvements	3,247	3,247
Buildings and leasehold improvements	495,499	468,954
Fixtures and equipment	936,136	798,505

	1,434,882	1,270,706
Less accumulated depreciation and amortization	812,579	674,937

Net property and equipment	622,303	595,769

Goodwill	438,572	352,897
Investment in Barnes & Noble.com	23,280	48,217
Other noncurrent assets	24,404	35,343

Total assets	$2,995,427	2,623,220

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$710,907	695,284
Accrued liabilities	520,541	444,944

Total current liabilities	1,231,448	1,140,228

Long-term debt	300,000	449,000
Deferred income taxes	119,823	36,178
Other long-term liabilities	115,415	109,704
Minority interest	200,951	—
Shareholders’ equity:
Common stock; $.001 par value; 300,000,000 shares authorized; 73,110,740 and 72,713,069 shares issued, respectively	73	73
Additional paid-in capital	828,522	728,015
Accumulated other comprehensive loss	(11,064)	(14,303)
Retained earnings	391,650	291,702
Treasury stock, at cost, 8,502,700 and 5,504,700 shares, respectively	(181,391)	(117,377)

Total shareholders’ equity	1,027,790	888,110

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$2,995,427	2,623,220

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Accumulated
		Additional	Other		Treasury
	Common	Paid-In	Comprehensive	Retained	Stock at
(Thousands of dollars)	Stock	Capital	Loss	Earnings	Cost	Total

Balance at January 29, 2000	$70	654,584	(1,198)	279,701	(86,797)	846,360
Comprehensive earnings:
Net loss	—	—	—	(51,966)	—
Other comprehensive loss, net of tax (See Note 14):
Unrealized loss on available-for-sale securities	—	—	(4,676)	—	—
Total comprehensive loss						(56,642)
Exercise of 995,337 common stock options, including tax benefits of $4,727	1	18,538	—	—	—	18,539
Treasury stock acquired, 1,478,800 shares	—	—	—	—	(30,580)	(30,580)

Balance at February 3, 2001	71	673,122	(5,874)	227,735	(117,377)	777,677
Comprehensive earnings:
Net earnings	—	—	—	63,967	—
Other comprehensive loss, net of tax (See Note 14):
Unrealized loss on available-for-sale securities net of reclassification adjustment	—	—	(7,109)	—	—
Unrealized loss on derivative instrument	—	—	(1,320)	—	—
Total comprehensive earnings						55,538
Exercise of 2,163,893 common stock options, including tax benefits of $15,769	2	54,893	—	—	—	54,895

Balance at February 2, 2002	73	728,015	(14,303)	291,702	(117,377)	888,110
Comprehensive earnings:
Net earnings	—	—	—	99,948	—
Other comprehensive loss, net of tax (See Note 14):
Unrealized loss on available-for-sale securities net of reclassification adjustment	—	—	12,950	—	—
Unrealized gain on derivative instrument	—	—	1,316	—	—
Minimum pension liability	—	—	(11,027)	—	—
Total comprehensive earnings						103,187
GameStop Corp. IPO (net of deferred income tax of $65,306)	—	90,184	—	—	—	90,184
Exercise of 397,671 common stock options, including tax benefits of $1,359	—	8,482	—	—	—	8,482
Exercise of common stock options of subsidiary, including tax benefits of $1,201	—	1,841	—	—	—	1,841
Treasury stock acquired, 2,998,000 shares	—	—	—	—	(64,014)	(64,014)

Balance at February 1, 2003	$73	828,522	(11,064)	391,650	(181,391)	1,027,790

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year
(Thousands of dollars)	2002	2001	2000

Cash flows from operating activities:
Net earnings (loss)	$99,948	63,967	(51,966)
Adjustments to reconcile net earnings (loss) to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	151,586	150,118	146,317
Loss on disposal of property and equipment	6,690	4,019	3,313
Deferred taxes	7,122	(32,131)	(54,098)
Impairment charge	25,328	—	106,833
Increase in other long-term liabilities for scheduled rent increases in long-term leases	2,822	5,829	9,417
Other expense, net	16,498	11,730	9,346
Equity in net loss of Barnes & Noble.com	26,795	88,378	103,936
Minority interest	19,142	—	—
Changes in operating assets and liabilities, net	(26,932)	165,481	(192,566)

Net cash flows from operating activities	328,999	457,391	80,532

Cash flows from investing activities:
Acquisition of consolidated subsidiaries, net of cash received	(122,593)	(13,412)	(157,817)
Purchases of property and equipment	(179,545)	(168,833)	(134,292)
Proceeds from the partial sale of investments	—	6,072	2,962
Purchase of investments	(4,209)	(5,581)	(12,802)
Net increase in other noncurrent assets	(4,459)	(14,648)	(86)

Net cash flows from investing activities	(310,806)	(196,402)	(302,035)

Cash flows from financing activities:
Proceeds from GameStop initial public offering	346,112	—	—
Net increase (decrease) in revolving credit facility	(149,000)	(517,900)	235,300
Proceeds from issuance of long-term debt	—	300,000	—
Proceeds from exercise of common stock options	8,133	39,126	18,539
Purchase of treasury stock through repurchase program	(64,014)	—	(30,580)

Net cash flows from financing activities	141,231	(178,774)	223,259

Net increase in cash and cash equivalents	159,424	82,215	1,756
Cash and cash equivalents at beginning of year	108,218	26,003	24,247

Cash and cash equivalents at end of year	$267,642	108,218	26,003

Changes in operating assets and liabilities, net:
Receivables, net	$(7,403)	(14,065)	(29,004)
Merchandise inventories	(94,281)	(46,387)	(103,668)
Prepaid expenses and other current assets	(4,914)	6,926	(29,972)
Accounts payable and accrued liabilities	79,666	219,007	(29,922)

Changes in operating assets and liabilities, net	$(26,932)	165,481	(192,566)

Supplemental cash flow information:
Cash paid during the period for:
Interest	$20,377	29,867	49,007
Income taxes	$78,525	43,646	73,371
Supplemental disclosure of subsidiaries acquired:
Assets acquired	$133,855	13,412	206,105
Liabilities assumed	11,262	—	48,288

Cash paid	$122,593	13,412	157,817

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)
For the 52 weeks ended February 1, 2003 (fiscal 2002), 52 weeks ended February 2, 2002 (fiscal 2001) and 53 weeks ended February 3, 2001 (fiscal 2000).

1. Summary of Significant Accounting Policies

Business

     Barnes & Noble, Inc. (Barnes & Noble), through its subsidiaries (collectively, the Company), is primarily engaged in the sale of books, video games and entertainment-software products. The Company employs two principal bookselling strategies: its superstore strategy through its wholly owned subsidiary Barnes & Noble Booksellers, Inc., under its Barnes & Noble Booksellers, Bookstop and Bookstar trade names (hereafter collectively referred to as Barnes & Noble stores) and its mall strategy through its wholly owned subsidiaries B. Dalton Bookseller, Inc. and Doubleday Book Shops, Inc., under its B. Dalton stores, Doubleday Book Shops and Scribner’s Bookstore trade names (hereafter collectively referred to as B. Dalton stores). The Company publishes books under its own imprints which, since January 2003, also include Sterling Publishing Co., Inc. and its various imprints. The Company is also engaged in the online retailing of books and other products through an approximate 38 percent interest in barnesandnoble.com llc (Barnes & Noble.com), as more fully described in Note 8. The Company, through its approximate 63 percent interest in GameStop Corp., operates video-game and entertainment-software stores under the GameStop, Babbage’s, Software Etc. and FuncoLand trade names, a Web site (gamestop.com) and Game Informer magazine (hereafter collectively referred to as GameStop stores). Additionally, the Company owns an approximate 74 percent interest in Calendar Club L.L.C. (Calendar Club), an operator of seasonal calendar kiosks.

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

Merchandise Inventories

     Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 82 percent and 81 percent of the Company’s merchandise inventories as of February 1, 2003 and February 2, 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Merchandise inventories of GameStop stores and Calendar Club represent 12 percent and 11 percent of merchandise inventories as of February 1, 2003 and February 2, 2002, respectively and are recorded based on the average cost method. The remaining merchandise inventories are valued on the last-in, first-out (LIFO) method.

     If substantially all of the merchandise inventories currently valued at LIFO costs were valued at current costs, merchandise inventories would remain unchanged as of February 1, 2003 and February 2, 2002.

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

Goodwill

     The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

     In June 2001, the Financial Accounting Standards Board (FASB) finalized Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations", and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets apart from goodwill. SFAS No. 142 requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually. As a result of adopting SFAS No. 142, the Company ceased amortization of goodwill beginning February 3, 2002. Prior to the adoption of SFAS No. 142, the Company amortized goodwill on a straight-line basis over 30 to 40 years.

     SFAS No. 142 prescribes a two-step process for impairment testing of goodwill. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step (if necessary) measures the amount of the impairment. Using the guidance in SFAS No. 142, the Company has determined that it has two reporting units, bookstores and video-game and entertainment-software stores. The Company completed its initial impairment test on the goodwill in the second quarter of fiscal 2002 and its annual impairment test in November 2002. Both tests indicated that the fair value of the reporting units exceeded that reporting unit’s carrying amount; accordingly, the second testing phase was not necessary. The Company has noted no subsequent indicators that would require testing goodwill for impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The effect of adoption of SFAS No. 142 on the reported net income (loss) is as follows:

Fiscal Year	2002	2001	2000

Reported net income (loss)	$99,948	63,967	(51,966)
Add back: Amortization of goodwill, net of tax	—	7,419	7,367

Net income (loss), as adjusted	$99,948	71,386	(44,599)

Basic earnings per share:
Reported net income (loss)	$1.51	0.96	(0.81)
Add back: Amortization of goodwill, net of tax	—	0.11	0.11

Net income (loss), as adjusted	$1.51	1.07	(0.70)

Diluted earnings per share:
Reported net income (loss)	$1.39	0.94	(0.81)
Add back: Amortization of goodwill, net of tax	—	0.10	0.11

Net income (loss), as adjusted	$1.39	1.04	(0.70)

Impairment of Long-Lived Assets

     The Company’s long-lived assets include property and equipment and goodwill. At February 1, 2003, the Company had $622,303 of property and equipment, net of accumulated depreciation, and $438,572 of goodwill, net of amortization, accounting for approximately 35.4% of the Company’s total assets.

     The Company periodically reviews its property and equipment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation periods should be accelerated. Factors that the Company considers important which could trigger a review include the following:

•	Significant changes in the manner of use of the assets

•	Significant changes in the strategy of the overall business

•	Significant underperformance relative to expected historical or projected future operating results

     Recoverability is assessed based on several factors, including management’s intentions with respect to its stores and those stores’ projected undiscounted cash flows. Assumptions underlying such projected cash flows include historical experience of stores, competitive environment, purchasing trends and projected demographics in the areas.

     If it is determined that the carrying value of long-lived assets may not be recoverable, the Company measures impairment based on the present values of the projected cash flows using a discount rate determined by the Company’s management to be commensurate with the risk involved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Deferred Charges

     Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of February 1, 2003 and February 2, 2002 were $11,130 and $10,436, respectively. Amortization expense included in interest and amortization of deferred financing fees were $2,894, $2,292 and $1,557 during fiscal 2002, 2001 and 2000, respectively.

Derivative Instruments

     Under an agreement which expired February 3, 2003, the Company used an interest-rate swap as a derivative to modify the interest characteristics of its outstanding floating rate debt, thereby reducing its exposure to fluctuations in interest rates. The Company’s accounting policy was based on its designation of such instruments as cash flow hedges whereby changes in the fair value in the derivative have been included in other comprehensive income. The Company did not enter into the contract for speculative purposes.

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

     Subscription revenue is recognized on a straight-line basis as magazine issues are delivered.

Advertising Costs

     The costs of advertising are expensed as incurred during the year pursuant to Statement of Position 93-7, “Reporting on Advertising Costs”. In addition, consideration received from vendors in conjunction with the Company’s cooperative advertising program is netted against the related expenses. Advertising costs are charged to selling and administrative expenses. As a result of new requirements set forth in Emerging Issues Task Force (EITF) Issue 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, which are effective for arrangements entered into after December 31, 2002, the Company may be required to reclassify some of its co-op advertising from an offset to selling and administrative expenses to a reduction in costs of sales and occupancy. The Company does not expect implementation of EITF Issue 02-16 to have a material effect on its annual results of operations.

Closed Store Expenses

     Upon a formal decision to close or relocate a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $10,111, $9,831 and $5,026 during fiscal 2002, fiscal 2001 and fiscal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2000, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

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

Stock Options

     The Company grants options to purchase Barnes & Noble, Inc. (BKS) and GameStop Corp. (GME) common shares under stock-based incentive plans, which are described more fully in Note 17. The Company accounts for all transactions under which employees receive shares of stock or other equity instruments in the Company or the Company incurs liabilities to employees in amounts based on the price of its stock in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value-recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based incentive plans:

Fiscal Year	2002	2001	2000

Net earnings (loss) – as reported	$99,948	63,967	(51,966)
Compensation expense, net of tax
BKS stock options	15,985	9,972	8,676
GME stock options	4,676	8,300	65

Pro forma net earnings (loss) – pro forma for SFAS No. 123	$79,287	45,695	(60,707)

Net earnings (loss) per diluted share – as reported	$1.39	0.94	(0.81)
Compensation expense, net of tax
BKS stock options	0.21	0.13	0.13
GME stock options	0.06	0.11	0.00

Pro forma net earnings (loss) per diluted share – pro forma for SFAS No. 123	$1.12	0.70	(0.94)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Reclassifications

     Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2002 presentation.

Reporting Period

     The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting periods ended February 1, 2003, February 2, 2002 and February 3, 2001 contained 52 weeks, 52 weeks and 53 weeks, respectively.

Newly Issued Accounting Pronouncements

     In June 2002, the FASB finalized SFAS No. 146 “Accounting for the Costs Associated with Exit or Disposal Activities”, which requires the Company to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The provisions of SFAS No. 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. It is anticipated that the financial impact of SFAS No. 146 will not have a material effect on the Company.

     In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure,” which amends SFAS No. 123 “Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The Company has incorporated the expanded disclosures into these footnotes.

     In November 2002, the EITF reached a consensus on Issue 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, addressing the accounting of cash consideration received by a customer from a vendor, including vendor rebates and refunds. The consensus reached states that consideration received should be presumed to be a reduction of the prices of the vendor’s products or services and should therefore be shown as a reduction of cost of sales in the income statement of the customer. The presumption could be overcome if the vendor receives an identifiable benefit in exchange for the consideration or the consideration represents a reimbursement of a specific incremental identifiable cost incurred by the customer in selling the vendor’s product or service. If one of these conditions is met, the cash consideration should be characterized as revenues or a reduction of such costs, as applicable, in the income statement of the customer. The consensus reached also concludes that rebates or refunds based on the customer achieving a specified level of purchases should be recognized as a reduction of cost of sales based on a systematic and rational allocation of the consideration to be received relative to the transactions that mark the progress of the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable. EITF Issue 02-16 is effective for arrangements entered into after December 31, 2002. Implementation of this standard is not expected to have a material effect on the Company’s annual results of operations.

     In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (Interpretation 45). Interpretation 45 requires a guarantor to include disclosure of certain obligations, and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002 and is not expected to have a material impact on the Company.

     In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (Interpretation 46). Interpretation 46 clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements”, and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. The Company holds no interest in variable interest entities.

2. Receivables, Net

     Receivables represent customer, credit card, landlord and other receivables due within one year as follows:

	February 1,	February 2,
	2003	2002

Trade accounts	$20,534	5,594
Credit card receivables (a)	27,382	26,632
Receivables from landlords for leasehold improvements	9,800	10,407
Other receivables	9,232	8,733

Total receivables, net	$66,948	51,366

(a)	Credit card receivables consist of receivables from credit card companies. The Company assumes no customer credit risk for these receivables.

3. Debt

     On May 22, 2002, the Company obtained a $500,000 three-year senior revolving credit facility (the Facility) with a syndicate of banks led by Fleet National Bank as administrative agent. The Facility, which expires in May 2005, replaced the Company’s $850,000 five-year senior revolving credit facility obtained on November 18, 1997. The Facility permits borrowings at various interest-rate options based on the prime rate or London Interbank Offer Rate (LIBOR) plus applicable margin depending upon the level of the Company’s fixed charge coverage ratio. The Company’s fixed charge coverage is calculated as the ratio of earnings before interest, taxes, depreciation, amortization and rents to interest plus rents. In addition, the Facility requires the Company to pay a commitment fee of 0.25 percent, which fee varies based upon the Company’s fixed charge coverage ratio, calculated as a percentage of the unused portion. The Company is required to pay utilization fees of 0.125 percent or 0.25 percent on all outstanding loans under the Facility if the aggregate outstanding loans are greater than 33 percent and 66 percent, respectively, of the aggregate amount of the Facility.

     A portion of the Facility, not to exceed $100,000, is available for the issuance of letters of credit. Also, under certain circumstances, the Company may be permitted to increase the size of the Facility to an amount not to exceed $600,000 and/or to extend the term of the Facility by one additional year.

     Mandatory prepayments include the requirement that loans outstanding under the Facility be reduced by 100 percent of the net cash proceeds from (i) the disposition of the Company’s stock in certain entities, (ii) any equity issuance, and (iii) the disposition of certain other material assets, other than those assets disposed of during the ordinary course of business. Under certain circumstances, mandatory

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

commitment reductions may include the requirement that the aggregate size of the Facility be reduced upon the disposition by the Company of its stock in GameStop.

     The Facility contains covenants, limitations and events of default typical of credit facilities of this size and nature, including financial covenants, which require the Company to meet, among other things, leverage and fixed charge coverage ratios and which limit capital expenditures. Negative covenants include limitations on other indebtedness, liens, investments, mergers, consolidations, sales or leases of assets, acquisitions, distributions and dividends and other payments in respect of capital stock, transactions with affiliates, and sale/leaseback transactions. In the event the Company defaults on these financial covenants, all outstanding borrowings under the Facility may become immediately payable and no further borrowings may be available. The Facility is secured by the Company’s capital stock in its subsidiaries, and by the accounts receivable and certain general intangibles of the Company and its subsidiaries. Net proceeds from the Facility are available for general corporate purposes.

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

     The Company from time to time enters into interest rate swap agreements to manage interest-costs and risk associated with changes in interest rates. These agreements effectively convert underlying variable-rate debt based on prime rate or LIBOR to fixed-rate debt through the exchange of fixed and floating interest payment obligations without the exchange of underlying principal amounts. For each of the years ended February 1, 2003 and February 2, 2002, the Company had a notional amount outstanding of $55,000 in swaps, maturing on February 3, 2003.

     Selected information related to the Company’s convertible subordinated notes, revolving credit facility and seasonal credit facility is as follows:

Fiscal Year	2002	2001	2000

Balance at end of year	$300,000	449,000	666,900
Average balance outstanding during the year	$377,297	689,326	697,832
Maximum borrowings outstanding during the year	$490,300	870,000	918,700
Weighted average interest rate during the year	5.70%	5.27%	7.55%
Interest rate at end of year	5.25%	4.33%	6.01%

     Fees expensed with respect to the unused portion of the Company’s revolving credit commitment were $999, $516 and $272, during fiscal 2002, 2001 and 2000, respectively.

     The amounts outstanding under the Company’s revolving credit facility have been classified as long-term debt based on the Company’s intention and ability to maintain principal amounts outstanding.

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

     Interest-rate swap agreements are valued based on market quotes obtained from dealers. The estimated fair value of the interest-rate swaps liability was $6 and $2,256 at February 1, 2003 and February 2, 2002, respectively. The interest-rate swaps are included as a component of other long-term liabilities.

5. Other Expense

     The following table sets forth the components of other expense, in thousands of dollars:

Fiscal Year	2002	2001	2000

iUniverse.com (1) (2)	$(8,489)	(3,985)	(9,277)
Equity in net losses of BOOK® magazine (2) (3)	(5,081)	(2,500)	(127)
Equity in net losses of enews, inc. (2) (4)	(2,351)	(5,581)	—
Other	(577)	336	58

Total other expense	$(16,498)	(11,730)	(9,346)

(1)	The Company has a 22 percent ownership interest in iUniverse.com. This investment is being accounted for under the equity method.

(2)	During fiscal 2002, the Company determined that a decrease in value of its investment occurred which is other than temporary. This resulted in the recognition of losses in excess of what would otherwise be recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” The investment balance is $0 at February 1, 2003.

(3)	The Company has a 50 percent interest in BOOK® magazine. This investment is being accounted for under the equity method.

(4)	The Company has a 49 percent interest in enews, inc. This investment is being accounted for under the equity method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

6. Marketable Equity Securities

     Marketable equity securities are carried on the balance sheet at their fair market value as a component of other noncurrent assets. The following marketable equity securities as of February 1, 2003 and February 2, 2002 have been classified as available-for-sale securities:

	Fiscal 2002

	Gemstar
	International	Indigo Books
	Ltd.	& Music Inc.	Total

Carrying value	$27,137	2,558	29,695
Impairment charge	(23,828)	(1,500)	(25,328)
Realized loss on sale of investment	(3,309)	(279)	(3,588)
Unrealized loss	—	(61)	(61)

Market value at February 1, 2003	$—	718	718

	Fiscal 2001

		Indigo Books
	Gemstar	& Music Inc.
	International	(formerly
	Ltd.	Chapters Inc.)	Total

Carrying value	$27,137	8,294	35,431
Partial sale of investment	—	(5,736)	(5,736)
Unrealized loss	(20,256)	(1,926)	(22,182)

Market value at February 2, 2002	$6,881	632	7,513

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

7. Net Earnings Per Share

     Following is a reconciliation of net earnings and weighted average common shares outstanding for purposes of calculating basic and diluted earnings per share:

Fiscal Year		2002				2001

		Income (Numerator)		Shares (Denominator)	Per Share Amount	Income (Numerator)		Shares (Denominator)	Per Share Amount

Basic EPS
Net income		$99,948		66,362	$1.51	$63,967		66,393	$0.96

Effect of dilutive securities
Options		—		2,091		—		3,207
Convertible debt		10,249	(a)	9,227		8,821	(a)	8,239

		110,197				72,788

Effect of GameStop dilutive EPS (b)
GameStop net income less minority interest		33,262				—

		76,935				72,788
GameStop diluted EPS	$0.87
GameStop shares owned by Barnes & Noble	36,009	31,328				—

		$108,263		77,680	$1.39	$72,788		77,839	$0.94

(a)	Represents interest on convertible subordinated notes, net of taxes.

(b)	In February 2002, GameStop completed an initial public offering (IPO). Prior to the IPO, GameStop was a consolidated wholly-owned subsidiary of Barnes & Noble, Inc.

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

     On May 25, 1999, Barnes & Noble.com Inc. completed an IPO of 28.75 million shares of Class A Common Stock and used the proceeds to purchase a 20 percent interest in Barnes & Noble.com. As a result, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Company recorded an increase in additional paid-in capital of $116,158 after taxes representing the Company’s incremental share in the equity of Barnes & Noble.com. In November 2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain), the third largest online bookseller. Barnes & Noble.com issued shares of its common stock to Fatbrain shareholders. As a result of this merger, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. In October 2002, the Company announced its intent to purchase up to $10,000 of Barnes & Noble.com Class A Common Stock in the open market or through privately negotiated transactions. As of February 1, 2003, the Company purchased approximately 1.7 million shares of Barnes & Noble.com Class A Common Stock. Subsequent to the fiscal 2002 year end, the Company purchased additional shares and currently has a 38 percent interest in Barnes & Noble.com. The Company will continue to account for its investment under the equity method.

     Under the terms of the November 12, 1998 joint venture agreement between the Company and Bertelsmann, the Company received a $25,000 payment from Bertelsmann in connection with the IPO. The Company recognized the $25,000 pre-tax gain in fiscal 1999. The estimated fair market values of the Company’s investment in Barnes & Noble.com were $60,386, $109,825 and $122,000 at February 1, 2003, February 2, 2002 and February 3, 2001, respectively.

     Summarized financial information for Barnes & Noble.com follows:

	12 months ended December 31,
	2002	2001	2000

Net sales	$422,827	404,600	320,115
Gross profit	$95,569	91,235	58,314
Net loss (a)	$(20,132)	(67,386)	(65,403)

Cash and cash equivalents	$70,144	115,266	212,304
Other current assets	66,925	68,135	80,332
Noncurrent assets	72,665	103,975	236,299
Current liabilities	134,788	138,773	135,987
Minority interest	52,305	105,845	282,824

Net assets	$22,641	42,758	110,124

(a)	Includes impairment charge of $88,213 and $75,051 in 2001 and 2000, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     A summary of the components of net periodic cost for the Pension Plan and the Postretirement Plan follows:

	Pension Plan			Postretirement Plan

Fiscal Year	2002	2001	2000	2002	2001	2000

Service cost	$—	—	—	—	—	—
Interest cost	1,951	1,869	1,779	251	175	151
Expected return on plan assets	(2,726)	(3,030)	(2,887)	—	—	—
Net amortization and deferral	536	43	—	6	(73)	(104)

Net periodic expense (income)	(239)	(1,118)	(1,108)	257	102	47
FAS 88 curtailment income	—	831	—	—	—	—

Total income	$(239)	(287)	(1,108)	257	102	47

     Total Company contributions charged to employee benefit expenses for the Savings Plans were $6,709, $5,929 and $5,681 during fiscal 2002, 2001 and 2000, respectively.

     Weighted-average actuarial assumptions used in determining the net periodic costs of the Pension Plan and the Postretirement Plan are as follows:

	Pension Plan			Postretirement Plan

Fiscal Year	2002	2001	2000	2002	2001	2000

Discount rate	6.5%	7.3%	7.8%	7.3%	7.3%	7.8%
Expected return on plan assets	9.0%	9.5%	9.5%	—	—	—
Assumed rate of compensation increase*	N/A	N/A	4.8%	—	—	—

*	A graded salary scale was used.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The following table provides a reconciliation of benefit obligations, plan assets and funded status of the Pension Plan and the Postretirement Plan:

	Pension Plan		Postretirement Plan

Fiscal Year	2002	2001	2002	2001

Change in benefit obligation:
Benefit obligation at beginning of year	$26,499	24,187	2,541	2,081
Interest cost	1,951	1,869	251	175
Actuarial loss	4,643	2,525	1,438	569
Benefits paid	(1,445)	(419)	(329)	(284)
Settlement	—	(1,663)	—	—

Benefit obligation at end of year	$31,648	26,499	3,901	2,541

Change in plan assets:
Fair value of plan assets at beginning of year	$28,973	32,114	—	—
Actual loss on assets	(2,221)	(379)	—	—
Employer contributions	—	—	—	—
Settlement	—	(2,343)	—	—
Benefits paid	(1,446)	(419)	—	—

Fair value of plan assets at end of year	$25,306	28,973	—	—

Funded status	$(6,342)	2,474	(3,901)	(2,541)
Unrecognized net actuarial (gain) loss	18,456	9,401	491	(941)

Net amount recognized	$12,114	11,875	(3,410)	(3,482)

Amounts recognized in the statement of financial position consist of:
Prepaid (accrued) benefit cost	$—	11,875	(3,410)	(3,482)
Accrued benefit liability	(6,342)	—	—	—
Accumulated other comprehensive income	18,456	—	—	—

Net amount recognized	$12,114	11,875	(3,410)	(3,482)

     Settlements in the form of lump sum cash payments were made in fiscal 2001 to plan participants in exchange for their rights to receive specified pension benefits.

     The health-care cost trend rate used to measure the expected cost of the Postretirement Plan benefits is assumed to be nine percent in 2002 declining at one percent decrements each year through 2005 and one-half percent decrements through 2007 to five percent in 2007 and each year thereafter. The health-care cost trend assumption has a significant effect on the amounts reported. For example, a one percent increase or decrease in the health-care cost trend rate would change the accumulated postretirement benefit obligation by approximately $328 and $291, respectively, as of February 1, 2003, and would change the net periodic cost by approximately $22 and $19, respectively, during fiscal 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

10. Income Taxes

     The Company files a consolidated federal return with all 80 percent or more owned subsidiaries. Federal and state income tax provisions (benefits) for fiscal 2002, 2001 and 2000 are as follows:

Fiscal Year	2002	2001	2000

Current:
Federal	$59,598	62,141	59,055
State	13,503	13,891	13,086

	73,101	76,032	72,141

Deferred:
Federal	6,311	(25,790)	(44,390)
State	811	(4,864)	(8,782)

	7,122	(30,654)	(53,172)

Total	$80,223	45,378	18,969

     A reconciliation between the provision (benefit) for income taxes and the expected provision for income taxes at the federal statutory rate of 35 percent during fiscal 2002, 2001 and 2000, is as follows:

Fiscal Year	2002	2001	2000

Expected provision (benefit) for income taxes at federal statutory rate	$69,760	38,271	(11,549)
Amortization of non-deductible goodwill and trade names and write-down of goodwill	—	1,987	26,669
State income taxes, net of federal income tax benefit	9,304	5,868	2,798
GameStop undistributed earnings	2,332	—	—
Other, net	(1,173)	(748)	1,051

Provision for income taxes	$80,223	45,378	18,969

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of February 1, 2003 and February 2, 2002 are as follows:

	February 1, 2003	February 2, 2002

Deferred tax liabilities:
Operating expenses	$(23,175)	(19,655)
Depreciation	(31,697)	(22,278)
Gain on equity increase in GameStop	(65,306)	—
Investment in Barnes & Noble.com	(41,253)	(32,572)
Goodwill amortization	(11,241)	(6,132)
Pension	—	(5,149)
GameStop undistributed earnings	(2,332)	—

Total deferred tax liabilities	(175,004)	(85,786)

Deferred tax assets:
Lease transactions	26,260	23,446
Investments in equity securities	15,597	9,072
Estimated accruals	11,638	5,573
Restructuring charge	12,853	13,496
Inventory	19,116	15,408
Pension	2,296	—
Insurance liability	6,824	2,312
Unrealized holding losses on available-for-sale securities	26	9,199
Unrealized holding loss on derivative instrument	2	936
Other	187	913

Total deferred tax assets	94,799	80,355

Net deferred tax liabilities	$(80,205)	(5,431)

     Deferred income taxes are classified on the Company’s balance sheet as follows:

	February 1, 2003	February 2, 2002

Short-term deferred tax assets (a)	$39,618	30,747
Long-term deferred tax liabilities	(119,823)	(36,178)

	$(80,205)	(5,431)

(a)	Reflected as a component of prepaid expenses and other current assets on the accompanying balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

11. Acquisitions

     On January 21, 2003, the Company completed its acquisition of Sterling Publishing, one of the top 25 publishers in the nation and the industry’s leading publisher of how-to books, for $122,593 including $7,415 paid to reduce short-term debt. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The excess of purchase price over the net assets acquired of approximately $45,000 has been recorded as goodwill and will be tested annually for impairment in accordance with SFAS No. 142. The Company has engaged a firm to perform an independent allocation of purchased intangibles between finite- and indefinite-lived assets. Assets determined to have a finite life will be amortized over their useful lives. The impact of amortization expense on the Company’s annual earnings is not expected to be material. The pro forma effect assuming the acquisition of Sterling Publishing at the beginning of fiscal 2001 is not material.

12. GameStop Initial Public Offering

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

     On June 14, 2000, the Company acquired all of the outstanding shares of Funco, Inc., a Minneapolis-based electronic games retailer for approximately $167,560. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The excess of purchase price over the net assets acquired, in the amount of approximately $131,400, has been recorded as goodwill and is tested for impairment at least annually, in conformity with SFAS No. 142.

     Through a corporate restructuring, Babbage’s Etc. became a wholly owned subsidiary of Funco, Inc. and the name of Funco, Inc. was changed to GameStop, Inc.

     In February 2002, GameStop completed an initial public offering of shares of its Class A common stock at a price of $18.00 per share, raising net proceeds of approximately $348,000. A portion of the net proceeds was used to repay $250,000 of indebtedness to the Company, with the Company contributing the remaining $150,000 of indebtedness to GameStop as additional paid-in capital. The balance of the net proceeds (approximately $98,000) is being used for working capital and general corporate purposes for GameStop. The Company owns approximately 63 percent of the outstanding shares of GameStop’s capital stock through its ownership of 100 percent of GameStop’s Class B common stock, which represents 94.5 percent of the combined voting power of all classes of GameStop voting stock. The Company recorded an increase in additional paid-in capital of $155,490 ($90,184 after taxes), representing the Company’s incremental share in the equity of GameStop.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

13. Segment Information

     The Company operates under two strategic groups that offer different products. These groups have been aggregated into two reportable operating segments: bookstores and video-game and entertainment-software stores.

     Bookstores

     This segment includes 628 bookstores under the Barnes & Noble Booksellers, Bookstop and Bookstar names which generally offer a comprehensive title base, a café, a children’s section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities. This segment also includes 258 small format mall-based stores under the B. Dalton Bookseller, Doubleday Book Shops and Scribner’s Bookstore trade names. The Company’s publishing operation is also included in this segment. Additionally, this segment includes the operations of Calendar Club, the Company’s majority-owned subsidiary. Calendar Club is an operator of seasonal calendar kiosks. The bookstore segment employs a merchandising strategy that targets the mainstream consumer book market.

     Video-Game and Entertainment-Software Stores

     This segment includes 1,231 Video Game & Entertainment Software stores under the Babbage’s, Software Etc., GameStop and FuncoLand names, a Web site (gamestop.com) and Game Informer magazine. The principal products of these stores are comprised of video-game hardware and software and PC-entertainment software. The Company’s consolidated financial statements reflect the results of Babbage’s Etc. from October 1999 and Funco, Inc. from June 2000, the respective dates of acquisition.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Segment operating profit includes corporate expenses in each operating segment. Barnes & Noble evaluates the performance of its segments and allocates resources to them based on operating profit.

     Summarized financial information concerning the Company’s reportable segments is presented below:

	Sales			Depreciation and Amortization

Fiscal Year	2002	2001	2000	2002	2001	2000

Bookstores	$3,916,544	3,748,992	3,618,240	$126,138	117,529	122,563
Video Game & Entertainment Software stores	1,352,791	1,121,398	757,564	22,553	30,297	22,197

Total	$5,269,335	4,870,390	4,375,804	$148,691	147,826	144,760

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

				Equity Investment in
	Operating Profit			Barnes & Noble.com

Fiscal Year	2002	2001	2000	2002	2001	2000

Bookstores *	$177,041	211,700	127,812	$23,280	48,217	136,595
Operating margin	4.52%	5.65%	3.53%
Video Game & Entertainment Software stores	87,071	34,087	6,014	—	—	—
Operating margin	6.44%	3.04%	0.79%

Total	$264,112	245,787	133,826	$23,280	48,217	136,595

	Capital Expenditures			Total Assets

Fiscal Year	2002	2001	2000	2002	2001	2000

Bookstores	$140,016	148,371	109,161	$2,191,533	2,026,123	2,049,639
Video Game & Entertainment Software stores	39,529	20,462	25,131	803,894	597,097	507,837

Total	$179,545	168,833	134,292	$2,995,427	2,623,220	2,557,476

* Fiscal 2002 operating profit is net of an impairment charge of $25,328. Excluding the impairment charge, fiscal 2002 operating profit would have been $202,369. Fiscal 2001 operating profit is net of legal settlement expense of $4,500. Excluding the legal settlement expense, fiscal 2001 operating profit would have been $216,200. Fiscal 2000 operating profit is net of a non-cash impairment charge of $106,833. Excluding the non-cash impairment charge, fiscal 2000 operating profit would have been $234,645.

     A reconciliation of operating profit from reportable segments to earnings before income taxes and cumulative effect of a change in accounting principle in the consolidated financial statements is as follows:

Fiscal Year	2002	2001	2000

Reportable segments operating profit	$264,112	245,787	133,826
Interest, net	(21,506)	(36,334)	(53,541)
Equity in net loss of Barnes & Noble.com	(26,795)	(88,378)	(103,936)
Other expense	(16,498)	(11,730)	(9,346)

Consolidated earnings (loss) before income taxes and minority interest	$199,313	109,345	(32,997)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

14. Comprehensive Earnings (Loss)

     Comprehensive earnings are net earnings, plus certain other items that are recorded directly to shareholders’ equity. The only such items currently applicable to the Company are the unrealized losses on available-for-sale securities and derivative instruments, as follows:

Fiscal Year	2002	2001	2000

Net earnings (loss)	$99,948	63,967	(51,966)
Other comprehensive loss:
Unrealized loss on available-for-sale securities (net of deferred tax benefit of $1,292, $5,437 and $3,317, respectively)	(1,859)	(7,665)	(4,676)
Less: reclassification adjustment (net of deferred income tax expense of $10,465, $395 and $0, respectively)	14,809	556	—

	12,950	(7,109)	(4,676)

Unrealized loss on derivative instrument (net of deferred tax of $931, $936 and $0, respectively)	1,316	(1,320)	—
Minimum pension liability (net of deferred tax benefit of $7,429)	(11,027)	—	—

Total comprehensive earnings (loss)	$103,187	55,538	(56,642)

15. Shareholders’ Equity

     In fiscal 1999, the Board of Directors authorized a common stock repurchase program for the purchase of up to $250,000 of the Company’s common shares. As of February 1, 2003, the Company has repurchased 8,502,700 shares at a cost of approximately $181,391 under this program. The repurchased shares are held in treasury.

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

16. Impairment Charge

     During the first quarter of fiscal 2002, the Company deemed the decline in value in its available-for-sale securities in Gemstar-TV Guide International, Inc. (Gemstar) and Indigo Books & Music Inc. (Indigo) to be other than temporary. The investments had been carried at fair market value with unrealized gains and losses included in shareholders’ equity. Events such as Gemstar’s largest shareholder taking an impairment charge for its investment, the precipitous decline in the stock price subsequent to the abrupt resignation of one of its senior executives, the questioning of aggressive revenue recognition policies and the filing of a class action lawsuit against Gemstar, were among the items which led to management’s decision to record an impairment for its investment in Gemstar of nearly $24,000 (before taxes). The Company’s decision to record an impairment charge for its investment in Indigo was based on a review of Indigo’s financial condition and historical share trading data. As a result, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Company recorded a non-cash impairment charge to operating earnings of $25,328 ($14,944 after taxes) to reclassify the accumulated unrealized losses and to write down the investments to their current fair market value at the close of business on May 4, 2002. In the second quarter of fiscal 2002, the Company sold its investment in Gemstar resulting in a loss of $297.

     During fiscal 2000, the Company recorded a non-cash charge to operating earnings of $106,833. This charge included approximately $69,928 of goodwill and $32,405 of property, plant and equipment related to the book business, primarily goodwill associated with the purchase of B. Dalton, other mall-bookstore assets and $6,186 of warehouse equipment. The Company’s small-format mall-based bookstores have experienced significant declines in sales and profitability as a result of increased competition from book superstores and Internet book retailers. In fiscal 2000, B. Dalton comparable store sales declined (1.7%) compared with an increase in comparable store sales of 0.1% in fiscal 1999. As a result, the anticipated future cash flows from certain stores were no longer sufficient to recover the carrying value of the underlying assets. Also, included in this charge were other charges of $4,500 related to the write-off of certain investments which had continuing adverse financial results. The estimated fair value of the assets was based on anticipated future cash flows discounted at a rate commensurate with the risk involved.

17. Stock Option Plans

     The Company grants options to purchase Barnes & Noble, Inc. (BKS) and GameStop Corp. (GME) common shares under the incentive plans discussed below. In accordance with SFAS No. 123, the Company discloses the pro forma impact of recording compensation expense utilizing the Black-Scholes model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model does not necessarily provide a reliable measure of the fair value of the companies’ stock options. The pro forma effect on net income and earnings per share, had the Company applied the fair-value-recognition provisions of SFAS No. 123, is shown in Note 1.

     BKS Stock Option Plans

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

     The 1996 Plan and the 1991 Plan allow the Company to grant options to purchase up to 14,500,000 and 4,732,704 shares of common stock, respectively. No more grants may be made under the 1991 Plan.

     In addition to the two incentive plans, the Company has granted stock options to certain key executives and directors. The vesting terms and contractual lives of these grants are similar to that of the incentive plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     On July 24, 2002, Leonard Riggio, the Company’s Chairman, entered into an Agreement with Stephen Riggio, the Company’s Chief Executive Officer, which was approved by the Compensation Committee of the Company’s Board of Directors. The Agreement granted Stephen Riggio options to direct Leonard Riggio to exercise certain stock options held by Leonard Riggio covering 2,000,000 shares of the Company’s common stock. Upon any such exercise, Stephen Riggio would be entitled to the value of the underlying common stock to the extent it exceeds certain specified values, none of which is less than the quoted market price of the stock at the date of the Agreement. The Agreement was entered into in connection with Stephen Riggio’s succeeding Leonard Riggio as the Company’s Chief Executive Officer. The options have been accounted for under APB 25.

     The weighted-average fair value of the options granted during fiscal 2002, 2001 and 2000 were estimated at $8.96, $10.13 and $7.86, respectively, using the Black-Scholes option-pricing model with the following assumptions:

Fiscal Year	2002	2001	2000

Volatility	40%	35%	35%
Risk-free interest rate	3.51%	4.86%	6.50%
Expected life	6 years	6 years	6 years

A summary of the status of the Company’s BKS stock options is presented below:

		Weighted-Average
(Thousands of shares)	Shares	Exercise Price

Balance, January 29, 2000	11,143	$17.27
Granted	2,675	17.04
Exercised	(995)	13.64
Forfeited	(807)	22.76

Balance, February 3, 2001	12,016	17.15
Granted	2,204	18.24
Exercised	(2,163)	21.81
Forfeited	(362)	23.76

Balance, February 2, 2002	11,695	18.04
Granted	2,182	20.09
Exercised	(385)	18.52
Forfeited	(924)	20.22

Balance, February 1, 2003	12,568	$18.22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The following table summarizes information as of February 1, 2003 concerning outstanding and exercisable options:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-
Range of	Number	Remaining	Average	Number	Weighted-
Exercise	Outstanding	Contractual	Exercise	Exercisable	Average
Prices	(000s)	Life	Price	(000s)	Exercise Price

$3.59	337	0.40	$3.59	337	$3.59
$10.00 - $16.75	5,374	2.22	$13.18	4,475	$12.46
$17.13 - $24.25	5,440	7.71	$20.92	1,942	$21.19
$26.50 - $34.75	1,417	6.32	$30.52	793	$30.96

$3.59 - $34.75	12,568	5.01	$18.22	7,547	$16.25

     GME Stock Option Plans

     In August 2001, the Company approved the 2001 Incentive Plan of GameStop Corp. (the 2001 Plan). The 2001 Plan assumed (by the issuance of replacement options) all stock options outstanding as of the effective date under the 2000 Incentive Plan of GameStop, Inc. (the 2000 Plan) under the same terms.

     Effective September 13, 2000, the Company approved the 2000 Plan. The 2000 Plan provides a maximum aggregate amount of 15,000,000 shares of common stock with respect to which options may be granted and provides for the granting of incentive stock options, non-qualified stock options, and restricted stock, which may include, without limitation, restrictions on the right to vote such shares and restrictions on the right to receive dividends on such shares. The options to purchase common shares generally are issued at fair market value on the date of grant. Generally, the options vest and become exercisable ratably over a three-year period, commencing one year after the grant date, and expire ten years from issuance.

     A summary of the status of the Company’s GME stock options is presented below:

		Weighted-Average
(Thousands of shares)	Shares	Exercise Price

Balance, January 29, 2000	—	$—
Granted	4,488	3.53
Exercised	—	—
Forfeited	(18)	3.53

Balance, February 3, 2001	4,470	3.53
Granted	4,500	4.51
Exercised	—	—
Forfeited	(159)	3.53

Balance, February 2, 2002	8,811	4.03
Granted	4,545	18.02
Exercised	(287)	3.53
Forfeited	(309)	12.10

Balance, February 1, 2003	12,760	$8.83

     The following table summarizes information as of February 1, 2003 concerning outstanding and exercisable options:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-
Range of	Number	Remaining	Average	Number	Weighted-
Exercise	Outstanding	Contractual	Exercise	Exercisable	Average
Prices	(000s)	Life	Price	(000s)	Exercise Price

$3.53	3,898	7.84	$3.53	2,525	$3.53
$4.51(1)	4,500 (1)	8.36 (1)	$4.51 (1)	4,500 (1)	$4.51 (1)
$16.48	15	9.43	$16.48	—	$16.48
$18.00	4,317	9.06	$18.00	—	$18.00
$21.25	30	9.31	$21.25	—	$21.25

$3.53 - $21.25	12,760	8.44	$8.83	7,025	$4.16

(1)	These options are held by Leonard Riggio, the Company’s Chairman of the Board and principal stockholder.

     The weighted-average fair value of the options granted during the 52 weeks ended February 1, 2003, the 52 weeks ended February 2, 2002, and the 53 weeks ended February 3, 2001 were estimated at $8.08, $2.75 and $1.60, respectively, using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year	2002	2001	2000

Volatility	62%	61%	61%
Risk-free interest rate	4.60%	4.97%	5.56%
Expected life	6 years	6 years	6 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

18.     Commitments and Contingencies

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

     Rental expense under operating leases are as follows:

Fiscal Year	2002	2001	2000

Minimum rentals	$370,746	358,522	338,922
Percentage rentals	15,404	14,274	10,782

	$386,150	372,796	349,704

     Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of February 1, 2003 are:

Fiscal Year

2003	$369,730
2004	339,622
2005	318,430
2006	294,286
2007	276,825
After 2007	1,283,225

$2,882,118

     The Company leases one of its distribution facilities located in South Brunswick, New Jersey from the New Jersey Economic Development Authority (NJEDA) under the terms of an operating lease expiring in June 2011. Under the terms of this lease, the Company provides a residual value guarantee to the NJEDA, in an amount not to exceed $5,000, relating to the fair market value of this distribution facility calculated at the conclusion of the lease term. The Company believes that the possibility that any such payment would be required under this guarantee is remote.

19.     Legal Proceedings

     In August 1998, The Intimate Bookshop, Inc. and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against the Company, Borders Group, Inc. and others, alleging violation of the Robinson-Patman Act and other federal law, New York statutes governing trade practices and common law. In March 2000, a Second Amended Complaint was served on the Company and other defendants alleging a single cause of action for violations of the Robinson-Patman Act. The Second Amended Complaint claims that The Intimate Bookshop, Inc. has suffered damages of $11,250 or more and requests treble damages, costs, attorneys’ fees and interest, as well as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

declaratory and injunctive relief prohibiting the defendants from violating the Robinson-Patman Act. The Company served an Answer in April 2000 denying the material allegations of the Second Amended Complaint and asserting various affirmative defenses. On January 11, 2002, the Company and the other defendants filed a motion for summary judgment. A hearing on that motion was held on March 22, 2002. The Company intends to vigorously defend this action.

     On March 14, 2003, a Company employee filed a class action lawsuit against the Company in the Superior Court of California for the County of Orange (Case No. 03CC00088). The complaint alleges that the Company improperly classified the assistant store managers, department managers and receiving managers working in its California stores as salaried exempt employees. The complaint alleges that these employees spent more than 50 percent of their time performing non-exempt work and should have been classified as non-exempt employees. The complaint alleges violations of the California Labor Code and California Business and Professions Code and seeks relief, including unpaid overtime compensation, prejudgment interest, penalties, attorneys’ fees and costs. The Company intends to vigorously defend this action, including contesting its certification as a class action.

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

20.     Certain Relationships and Related Transactions

     The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and its affiliates are at least as favorable to the Company as could be obtained from unaffiliated parties. The Board of Directors and the Audit Committee are designated to approve in advance any new proposed transaction or agreement with affiliates and will utilize procedures in evaluating the terms and provisions of such proposed transaction or agreement as are appropriate in light of the fiduciary duties of directors under Delaware law.

     The Company leases space for its executive offices in properties in which Leonard Riggio has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,043, $3,966 and $3,378 in fiscal years 2002, 2001 and 2000, respectively. Rent per square foot is approximately $28.00, which is below market.

     The Company leases a 75,000-square-foot office/warehouse from a partnership in which Leonard Riggio has a 50 percent interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid $752, $490 and $648 in fiscal years 2002, 2001 and 2000, respectively.

     The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by Leonard Riggio, subleases space for its executive offices from the Company. Occupancy costs allocated by the Company to B&N College for this space totaled $771, $748 and $709 for fiscal years 2002, 2001 and 2000, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

     The Company subleased warehouse space from Barnes & Noble.com in Reno, Nevada. The Company paid Barnes & Noble.com $279, $1,838 and $1,401 for such subleased space during fiscal 2002, 2001 and 2000, respectively. Additionally, in January 2001, the Company purchased $6,186 of warehouse equipment (valued at original cost) from Barnes & Noble.com’s Reno warehouse. In January

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2002, Barnes & Noble.com determined it could not effectively utilize the full capacity of the Reno, Nevada distribution center. As a result, Barnes & Noble.com’s Board of Directors approved the transfer of the Reno warehouse lease and the sale of inventory located in Reno to the Company. The Company purchased the inventory from Barnes & Noble.com at cost for $9,877. In addition, the Company spent $1,755 to refurbish the facility. The Company’s Board of Directors also approved the Company’s assumption of the lease, which expires in 2010, and the hiring of all of the employees at the Reno facility. The Reno lease assignment and the transfer of the Reno facility to the Company was completed in April 2002. The Company intends to use the Reno facility to facilitate distribution to its current and future West Coast stores. In connection with the transition, Barnes & Noble.com agreed to pay one-half of the rent for the Reno facility through December 31, 2002. Barnes & Noble.com paid $905 in relation to these expenses for fiscal year 2002.

     The Company subleases to Barnes & Noble.com approximately one-third of a 300,000-square-foot warehouse facility located in New Jersey. The Company has received from Barnes & Noble.com $498, $479 and $489 for such subleased space during fiscal 2002, 2001 and 2000, respectively. The amount paid by Barnes & Noble.com to the Company approximates the cost per square foot paid by the Company as a tenant pursuant to the lease of the space from an unaffiliated third party.

     The Company has entered into an agreement (the Supply Agreement) with Barnes & Noble.com whereby the Company charges Barnes & Noble.com the costs associated with such purchases plus incremental overhead incurred by the Company in connection with providing such inventory. The Supply Agreement is subject to certain termination provisions. Barnes & Noble.com purchased $108,269, $119,290 and $110,462 of merchandise from the Company during fiscal 2002, 2001 and 2000, respectively, and Barnes & Noble.com expects to source purchases through the Company in the future.

     The Company has entered into agreements whereby Barnes & Noble.com receives various services from the Company, including, among others, services for payroll processing, benefits administration, insurance (property, casualty, medical, dental, life, etc.), tax, traffic, fulfillment and telecommunications. In accordance with the terms of such agreements, the Company has received, and expects to continue to receive, fees in an amount equal to the direct costs plus incremental expenses associated with providing such services. The Company received $3,453, $5,465 and $1,699 for such services during fiscal 2002, 2001 and 2000, respectively.

     The aggregate receivable (which is historically settled within 60 days) from Barnes & Noble.com in connection with the agreements described above was $55,174 and $47,204 as of February 1, 2003 and February 2, 2002, respectively.

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

     In 2002, the Company through its wholly owned subsidiary, Marketing Services (Minnesota) Corp., entered into an agreement with Barnes & Noble.com for marketing services, which includes the issuance of gift cards. Under this agreement, the Company paid Barnes & Noble.com $5,273 during fiscal 2002, which represents reimbursement for gift cards purchased in a Barnes & Noble store and redeemed on the Barnes & Noble.com Web site.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     Barnes & Noble.com, through its fulfillment centers, ships various customer orders for the Company to its retail stores as well as to the Company’s customers’ homes. Barnes & Noble.com charges the Company the costs associated with such shipments plus any incremental overhead incurred by Barnes & Noble.com to process these orders. The Company paid Barnes & Noble.com $1,746, $1,030 and $222 for shipping and handling during fiscal 2002, 2001 and 2000, respectively. In addition, during fiscal 2001, the Company and Barnes & Noble.com reached an agreement whereby the Company pays a commission on all items ordered by customers at the Company’s stores and shipped directly to customers’ homes by Barnes & Noble.com. Commissions paid for these sales were $1,547 and $359 during fiscal 2002 and 2001, respectively.

     The Company paid B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges are included in the accompanying consolidated statements of operations and approximated $219, $188 and $264 for fiscal 2002, 2001 and 2000, respectively. B&N College purchased inventory, at cost plus an incremental fee, of $44,944, $41,452 and $17,198 from the Company during fiscal 2002, 2001 and 2000, respectively. The Company charged B&N College $2,064, $1,517 and $1,331 for fiscal years 2002, 2001 and 2000, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

     The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which include fuel, insurance, personnel and other costs approximated $1,872, $2,228 and $2,401 during fiscal 2002, 2001 and 2000, respectively, and are included in the accompanying consolidated statements of operations.

     In fiscal 1999, the Company acquired Babbage’s Etc., one of the nation’s largest video-game and entertainment-software specialty retailers, a company majority owned by Leonard Riggio, for $208,670. An independent Special Committee of the Board of Directors negotiated and approved the acquisition on behalf of the Company. The Company made an additional payment of $9,665 in fiscal 2002 due to certain financial performance targets having been met during fiscal 2001. In fiscal 2000, the Company acquired Funco, Inc. Through a corporate restructuring, Babbage’s Etc. became a wholly owned subsidiary of Funco, Inc. and the name of Funco, Inc. was changed to GameStop, Inc. In fiscal 2002, the Company completed an initial public offering of its GameStop subsidiary. The Company retained an approximate 63 percent interest in GameStop.

     GameStop operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7 percent of the gross sales of such departments. The Company charged GameStop a license fee of $1,103 in fiscal 2002. GameStop participates in the Company’s worker’s compensation, property and general liability insurance programs. The costs incurred by the Company under these programs are allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. During fiscal 2002, these charges amounted to $1,726.

     In fiscal 2001, Barnes & Noble.com and GameStop entered into an agreement whereby Barnes & Noble.com’s Web site refers customers to the GameStop Web site for purchases of video-game hardware, software and accessories and PC-entertainment software. GameStop pays Barnes & Noble.com a referral fee based on its net sales revenue from certain eligible purchases made by customers as a result of the redirection from the Barnes & Noble.com Web site. Either party may terminate the agreement on 60 days’ notice. Commissions were $14 and $89 for fiscal years 2002 and 2001, respectively.

     The Company is provided with national freight distribution, including trucking, services by the LTA Group, Inc. (LTA), a company in which a brother of Leonard Riggio owns a 20 percent interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company paid LTA $18,509, $17,746 and $16,661 for such services during fiscal years 2002, 2001 and 2000, respectively. The Company believes the cost of freight delivered to the stores compares favorably to the prices charged by publishers and other third-party freight distributors.

     Since 1993, the Company has used AEC One Stop Group, Inc. (AEC) as its primary music and DVD/video supplier and to provide a music and video database. AEC is one of the largest wholesale distributors of music and DVD/videos in the United States. In 1999, AEC’s parent corporation was acquired by an investor group in which Leonard Riggio was a minority investor. The Company paid AEC $246,409, $169,879 and $160,788 for merchandise purchased during fiscal 2002, 2001 and 2000, respectively. In addition, the Company paid AEC $7,736, $2,554 and $527 for database equipment and services during fiscal 2002, 2001 and 2000, respectively. Amounts payable to AEC for merchandise purchased were $21,967 and $51,121 as of February 1, 2003 and February 2, 2002, respectively.

21.     Selected Quarterly Financial Information (Unaudited)

     A summary of quarterly financial information for each of the last two fiscal years is as follows:

					Total
Fiscal 2002 Quarter End	April	July	October	January	Fiscal
On or About	2002	2002	2002	2003	Year 2002

Sales	$1,133,126	1,159,214	1,130,885	1,846,110	5,269,335
Gross profit	$283,633	302,055	293,917	533,888	1,413,493
Equity in net loss of Barnes & Noble.com (a)	$(7,435)	(7,469)	(6,323)	(5,568)	(26,795)
Net earnings (loss)	$(16,321)	1,429	3,829	111,011	99,948
Earnings (loss) per common share
Basic	$(0.25)	0.02	0.06	1.72	1.51
Diluted	$(0.25)	0.02	0.05	1.49	1.39

					Total
Fiscal 2001 Quarter End	April	July	October	January	Fiscal
On or About	2001	2001	2001	2002	Year 2001

Sales	$1,009,637	1,050,018	995,605	1,815,130	4,870,390
Gross profit	$259,051	275,322	261,794	514,185	1,310,352
Equity in net loss of Barnes & Noble.com (a)	$(14,315)	(13,906)	(13,865)	(46,292)	(88,378)
Net earnings (loss)	$(11,492)	(1,690)	(6,806)	83,955	63,967
Earnings (loss) per common share
Basic	$(0.18)	(0.03)	(0.10)	1.25	0.96
Diluted	$(0.18)	(0.03)	(0.10)	1.09	0.94

(a)	Based on varying ownership interests as more fully discussed in Note 8 of the Notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Barnes & Noble, Inc.

     We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three fiscal years in the period ended February 1, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and its subsidiaries as of February 1, 2003 and February 2, 2002 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the Consolidated Financial Statements, effective February 3, 2002, the Company adopted Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets.

New York, New York
March 14, 2003

/s/BDO Seidman, LLP

BDO Seidman, LLP