Form 10-K, Exhibit 13
period 2004-01-31
BARNES & NOBLE INC
filed 2004-04-15
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended January 31, 2004 (fiscal 2003), 52 weeks ended February 1, 2003 (fiscal 2002) and 52 weeks ended February 2, 2002 (fiscal 2001) and the Balance Sheet Data as of January 31, 2004 and February 1, 2003 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 53 weeks ended February 3, 2001 (fiscal 2000) and 52 weeks ended January 29, 2000 (fiscal 1999) and the Balance Sheet Data as of February 2, 2002, February 3, 2001 and January 29, 2000 are derived from audited consolidated financial statements not included in this report. Certain prior-period amounts have been reclassified for comparative purposes.

Fiscal Year	2003 (1)	2002	2001	2000(2)	1999(3)
(Thousands of dollars, except per share data)
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble stores	$3,860,347	3,574,909	3,359,464	3,169,591	2,821,549
B. Dalton stores	221,020	260,024	310,303	372,230	426,018
Barnes & Noble.com(1)	151,229	—	—	—	—
Other(4)	139,581	81,611	79,225	76,419	14,728

Total book sales	4,372,177	3,916,544	3,748,992	3,618,240	3,262,295
GameStop	1,578,838	1,352,791	1,121,398	757,564	223,748

Total sales	5,951,015	5,269,335	4,870,390	4,375,804	3,486,043
Cost of sales and occupancy	4,323,767	3,847,482	3,559,201	3,172,484	2,496,737

Gross profit	1,627,248	1,421,853	1,311,189	1,203,320	989,306
Selling and administrative expenses	1,124,551	973,495	905,117	810,232	638,091
Legal settlement expense(5)	—	—	4,500	—	—
Depreciation and amortization	163,629	148,691	147,826	144,760	112,304
Pre-opening expenses	8,778	10,227	7,959	7,669	6,801
Impairment charge(6)	—	25,328	—	106,833	—

Operating profit	330,290	264,112	245,787	133,826	232,110
Interest expense, net and amortization of deferred financing fees(7)	(20,140)	(21,506)	(36,334)	(53,541)	(23,765)
Equity in net loss of Barnes & Noble.com(1)	(14,311)	(26,795)	(88,378)	(103,936)	(42,047)
Gain on formation of Barnes & Noble.com(8)	—	—	—	—	25,000
Other income (expense)(9)	—	(16,498)	(11,730)	(9,346)	27,337

Earnings (loss) before taxes, cumulative effect of a change in accounting principle and minority interest	295,839	199,313	109,345	(32,997)	218,635
Income taxes	120,554	80,223	45,378	18,969	89,637

Earnings (loss) before cumulative effect of a change in accounting principle and minority interest	175,285	119,090	63,967	(51,966)	128,998
Cumulative effect of a change in accounting principle	—	—	—	—	(4,500)

Earnings (loss) before minority interest	175,285	119,090	63,967	(51,966)	124,498
Minority interest (10)	(23,432)	(19,142)	—	—	—

Net earnings (loss)	$151,853	99,948	63,967	(51,966)	124,498

Earnings (loss) per common share
Basic
Earnings (loss) before cumulative effect of a change in accounting principle	$2.30	1.51	0.96	(0.81)	1.87

Fiscal Year	2003 (1)	2002	2001	2000(2)	1999(3)
(Thousands of dollars, except per share data)
Cumulative effect of a change in accounting principle	$—	—	—	—	(0.07)
Net earnings (loss)	$2.30	1.51	0.96	(0.81)	1.80
Diluted
Earnings (loss) before cumulative effect of a change in accounting principle	$2.07	1.39	0.94	(0.81)	1.81
Cumulative effect of a change in accounting principle	$—	—	—	—	(0.06)
Net earnings (loss)	$2.07	1.39	0.94	(0.81)	1.75
Weighted average common shares outstanding
Basic	65,989,000	66,362,000	66,393,000	64,341,000	69,005,000
Diluted	77,105,000	77,680,000	77,839,000	64,341,000	71,354,000
OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	647	628	591	569	542
B. Dalton stores	195	258	305	339	400
GameStop stores	1,514	1,231	1,038	978	526

Total	2,356	2,117	1,934	1,886	1,468

Comparable store sales increase (decrease)(11)
Barnes & Noble stores	3.2%	0.0%	2.7%	4.9%	6.1%
B. Dalton stores	(2.0)	(6.4)	(3.7)	(1.7)	0.1
GameStop stores	0.8	11.4	32.0	(6.7)	12.5
Capital expenditures	$163,387	179,545	168,833	134,292	146,294
BALANCE SHEET DATA:
Working capital	$751,648	655,420	450,766	520,178	318,668
Total assets	$3,507,294	2,995,427	2,623,220	2,557,476	2,413,791
Long-term debt	$300,000	300,000	449,000	666,900	431,600
Long-term debt, net of cash	$(187,200)	32,358	340,782	640,897	407,353
Shareholders’ equity	$1,259,659	1,027,790	888,110	777,677	846,360

(1)	Fiscal 2003 includes the results of operations of barnesandnoble.com llc (Barnes & Noble.com) from September 15, 2003, the date the Company acquired a controlling interest in Barnes & Noble.com. Prior to the acquisition date, the Company accounted for the results of Barnes & Noble.com under the equity method of accounting. See footnote 8 to the Notes to Consolidated Financial Statements.

(2)	Fiscal 2000 includes the results of operations of Funco, Inc. from June 14, 2000, the date of acquisition. In fiscal 2000, the Company acquired a controlling interest in Calendar Club L.L.C. (Calendar Club). The Company’s consolidated statement of operations includes the results of operations of Calendar Club. Prior to fiscal 2000, the Company included its equity in the results of operations of Calendar Club as a component of other income (expense).

(3)	Fiscal 1999 includes the results of operations of Babbage’s Etc. LLC from October 28, 1999, the date of acquisition.

(4)	Includes primarily Sterling Publishing Co., Inc. and Calendar Club.

(5)	Represents legal and settlement costs associated with the lawsuit brought by the American Booksellers Association.

(6)	In fiscal 2002, the Company recorded a non-cash charge to operating earnings to write down its investments in Gemstar-TV Guide International, Inc. (Gemstar) and Indigo Books & Music Inc. (Indigo) to their fair market value. In fiscal 2000, the Company recorded a non-cash charge to adjust the carrying value of certain assets, primarily goodwill relating to the purchase of B. Dalton and other mall-bookstore assets.

(7)	Interest expense for fiscal 2003, 2002, 2001, 2000 and 1999 is net of interest income of $2,193, $3,499, $1,319, $939 and $1,449, respectively.

(8)	In fiscal 1999, the Company recognized a gain on the formation of Barnes & Noble.com in connection with the joint venture agreement with Bertelsmann AG. See footnote 8 to the Notes to Consolidated Financial Statements.

(9)	In fiscal 2002, the Company determined that a decrease in value in certain of its equity investments occurred which was other than temporary. As a result, other expense of $16,498 in fiscal 2002 includes the recognition of losses of $11,485 in excess of what would otherwise have been recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The $16,498 loss in other expense was primarily comprised of $8,489 attributable to iUniverse.com, $5,081 attributable to BOOK® magazine and $2,351 attributable to enews, inc. Included in other expense in fiscal 2001 are losses of $12,066 from the Company’s equity investments. Included in other expense in fiscal 2000 are losses of $9,730 from the Company’s equity investments. Included in other income in fiscal 1999 are pre-tax gains of $22,356 and $10,975 recognized in connection with the Company’s investments in Gemstar and Indigo, respectively, as well as a charge of $5,000 attributable to the termination of the Ingram Book Group acquisition and losses from equity investments of $994.

(10)	During fiscal 2002, the Company completed an IPO for its GameStop subsidiary which resulted in the Company retaining an approximate 63 percent economic interest in GameStop. At the end of fiscal 2003, the Company’s economic interest in GameStop was approximately 64 percent.

(11)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open for 15 months for Barnes & Noble stores (due to the high sales volume associated with grand openings) and 12 months for B. Dalton and GameStop stores.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, “fiscal 2004” represents the 52 weeks ending January 29, 2005, “fiscal 2003” represents the 52 weeks ended January 31, 2004, “fiscal 2002” represents the 52 weeks ended February 1, 2003 and “fiscal 2001” represents the 52 weeks ended February 2, 2002.

General

     Barnes & Noble, Inc. (Barnes & Noble or the Company), the nation’s largest bookseller1, as of January 31, 2004 operates 842 bookstores and 1,514 video-game and entertainment-software stores. Of the 842 bookstores, 647 operate primarily under the Barnes & Noble Booksellers trade name (31 of which were opened in fiscal 2003) and 195 operate primarily under the B. Dalton Bookseller trade name. Through its approximate 73 percent economic interest in barnesandnoble.com llc (Barnes & Noble.com), the Company is one of the largest sellers of books on the Internet. Through its acquisition of Sterling Publishing Co., Inc. (Sterling), the Company is one of the top 25 publishers in the nation and the industry’s leading publisher of how-to books. The Company, as of January 31, 2004, has an approximate 64 percent economic interest in GameStop Corp., the nation’s largest video-game and PC-entertainment software specialty retailer2, operating 1,514 video-game and entertainment-software stores primarily under the GameStop trade name, a Web site (www.gamestop.com), and publishes Game Informer, the industry’s largest circulated multi-platform video-game magazine, with circulation of more than 1.5 million paid subscriptions. The Company employed approximately 56,000 full- and part-time employees as of January 31, 2004.

     Barnes & Noble is the nation’s largest operator of bookstores1 with 647 Barnes & Noble stores located in 49 states and the District of Columbia as of January 31, 2004. With more than 35 years of bookselling experience, management has a strong sense of customers’ changing needs and the Company leads book retailing with a “community store” concept. Barnes & Noble’s typical store offers a comprehensive title base, a café, a children’s section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities, that make each Barnes & Noble store an active part of its community.

     Barnes & Noble stores range in size from 10,000 to 60,000 square feet depending upon market size, and each store features an authoritative selection of books, ranging from 60,000 to 200,000 titles. The comprehensive title selection is diverse and reflects local interests. In addition, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers typically represent between three and five percent of Barnes & Noble store sales. Complementing this extensive on-site selection, all Barnes & Noble stores provide customers with access to the millions of books available to online shoppers while offering an option to have the book sent to the store or shipped directly to the customer. All Barnes & Noble stores are equipped with its proprietary BookMaster in-store operating system, which enhances the Company’s merchandise-replenishment system, resulting in high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing.

     During fiscal 2003, the Company added 0.6 million square feet to the Barnes & Noble store base, bringing the total square footage to 15.8 million square feet, a four percent increase over the prior year. Barnes & Noble stores contributed approximately 88 percent of the Company’s total book sales in fiscal

[1]	Based upon sales reported in trade publications and public filings.

[2]	Based on the number of United States stores operated by GameStop and its total United States revenues.

2003. The Company plans to open between 30 and 35 Barnes & Noble stores in fiscal 2004, which are expected to average 26,000 square feet in size.

     At the end of fiscal 2003, the Company operated 195 B. Dalton bookstores in 44 states and the District of Columbia. B. Dalton bookstores employ merchandising strategies that target the mainstream consumer book market, offering a wide range of bestsellers and general-interest titles. Most B. Dalton bookstores range in size from 2,000 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of book superstores in nearby locations continues to have a significant adverse impact on B. Dalton bookstores.

     The Company is continuing to execute a strategy to maximize returns from its B. Dalton bookstores in response to declining sales attributable primarily to book superstore competition. Part of the Company’s strategy has been to close underperforming stores, which has resulted in the closing of 772 B. Dalton bookstores since 1989.

     On September 15, 2003, the Company completed its acquisition of all of Bertelsmann AG’s (Bertelsmann) interest in Barnes & Noble.com. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com from approximately 38 percent to approximately 75 percent. Subsequent to the purchase, Barnes & Noble.com employees exercised 3.9 million stock options thereby reducing the Company’s economic interest in Barnes & Noble.com to approximately 73 percent. On January 8, 2004, the Company entered into a merger agreement with barnesandnoble.com inc. (bn.com), the holding company whose sole asset is its approximate 30 percent interest in Barnes & Noble.com and whose sole business is acting as sole manager of Barnes & Noble.com. Upon consummation of the merger, Barnes & Noble.com will become a wholly owned subsidiary of the Company. The closing of the merger is expected to occur during the second quarter of fiscal 2004.

     Barnes & Noble.com is a leading Internet-based retailer of books, music, DVD/video and online courses. Since opening its online store (www.bn.com) in March 1997, Barnes & Noble.com has attracted more than 17 million customers in 230 countries. Barnes & Noble.com’s bookstore includes the largest in-stock selection of in-print book titles with access to approximately one million titles for immediate delivery, supplemented by more than 30 million listings from its nationwide network of out-of-print, rare and used book dealers. Barnes & Noble.com offers its customers fast delivery, easy and secure ordering and rich editorial content.

     According to comScore Media Metrix, in December 2003, Barnes & Noble.com’s Web site was the eleventh most-trafficked shopping site and was among the top 65 largest Web properties on the Internet. Co-marketing agreements with major Web portals such as America Online, GoogleTM and Microsoft Network as well as content sites have extended Barnes & Noble.com’s brand recognition and increased consumer exposure to its site. Barnes & Noble.com has also established a network of remote virtual storefronts across the Internet by creating direct links with more than 189,000 affiliate Web sites.

     Barnes & Noble further differentiates its product offerings from those of its competitors by publishing books under its own imprints. The Company, through its January 2003 acquisition of Sterling, is one of the top 25 publishers in the nation and the industry’s leading publisher of how-to books. Sterling has an active list of more than 4,500 owned and distributed titles, and publishes and distributes more than 1,000 new titles annually. As the leading publisher of how-to books, Sterling has particular strength in art technique, gardening, cooking, health, crafts, puzzle and game, woodworking, and house and home. With the addition of the Sterling titles, the Company has publishing or distribution rights to nearly 10,000 titles and offers customers high quality books at exceptional values, while generating attractive gross margins.

     The Company acquired Babbage’s Etc. and Funco, Inc. in October 1999 and June 2000, respectively. Through a corporate restructuring, Babbage’s Etc. became a wholly owned subsidiary of Funco, Inc. and the name of Funco, Inc. was changed to GameStop, Inc. In February 2002, the Company completed an initial public offering (IPO) for its GameStop subsidiary. The Company retained an approximate 63 percent interest in GameStop. GameStop is the nation’s largest video-game and PC-entertainment software specialty retailer, based on the number of United States (U.S.) stores operated by GameStop and its total U.S. revenues. As of January 31, 2004, GameStop operates 1,514 video-game and entertainment-software stores located in 49 states, the District of Columbia, Ireland, Puerto Rico and Guam, primarily under the GameStop trade name. The video-game and entertainment-software stores range in size from 500 to 5,000 square feet (averaging 1,500 square feet) depending upon market demographics. Stores feature video-game hardware and software, PC-entertainment software and a multitude of accessories. GameStop also operates a Web site (www.gamestop.com), and publishes Game Informer magazine (collectively, GameStop).

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

Other Long-Lived Assets

     The Company’s other long-lived assets include property and equipment and amortizable intangibles. At January 31, 2004, the Company had $686.6 million of property and equipment, net of accumulated depreciation, and $20.2 million of amortizable intangible assets, net of amortization, accounting for approximately 20.2% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial condition and results of operations.

Goodwill and Unamortizable Intangible Assets

     At January 31, 2004, the Company had $509.2 million of goodwill and $74.4 million of unamortizable intangible assets (i.e. those with an indefinite useful life), accounting for approximately

16.6% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill in November 2003 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. Changes in market conditions, among other factors, could have a material impact on these estimates.

Closed Store Expenses

     When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $6.0 million, $10.1 million and $9.8 million during fiscal 2003, 2002 and 2001, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Results of Operations

     The Company’s sales, operating profit, comparable store sales, store openings, store closings, number of stores open and square feet of selling space at year end are set forth below:

Fiscal Year	2003	2002	2001
(Thousands of dollars)
Sales
Books	$4,372,177	3,916,544	3,748,992
Video Games	1,578,838	1,352,791	1,121,398

Total	$5,951,015	5,269,335	4,870,390

Operating Profit
Books (1)	$225,906	177,041	211,700
Video Games	104,384	87,071	34,087

Total	$330,290	264,112	245,787

Comparable Store Sales Increase (Decrease) (2)
Barnes & Noble stores	3.2%	0.0%	2.7%
B. Dalton stores	(2.0)	(6.4)	(3.7)
GameStop stores	0.8	11.4	32.0
Stores Opened
Barnes & Noble stores	31	47	40
B. Dalton stores	—	—	1
GameStop stores	300	210	74

Total	331	257	115

Stores Closed
Barnes & Noble stores	12	10	18
B. Dalton stores	63	47	35
GameStop stores	17	17	14

Total	92	74	67

Number of Stores Open at Year End
Barnes & Noble stores	647	628	591
B. Dalton stores	195	258	305
GameStop stores	1,514	1,231	1,038

Total	2,356	2,117	1,934

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	15.8	15.2	14.2
B. Dalton stores	0.8	1.0	1.2
GameStop stores	2.3	1.9	1.6

Total	18.9	18.1	17.0

(1)	Fiscal 2002 operating profit is net of a non-cash impairment charge of $25,328. Fiscal 2001 operating profit is net of legal and settlement expenses of $4,500.

(2)	Comparable store sales for Barnes & Noble stores are determined using stores open at least 15 months, due to the high sales volume associated with grand openings. Comparable store sales for B. Dalton and GameStop stores are determined using stores open at least 12 months.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	2003	2002	2001
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	72.7	73.0	73.1

Gross margin	27.3	27.0	26.9
Selling and administrative expenses	18.9	18.5	18.6
Legal settlement expense	—	—	0.1
Depreciation and amortization	2.7	2.8	3.0
Pre-opening expenses	0.1	0.2	0.2
Impairment charge	—	0.5	—

Operating margin	5.6	5.0	5.0
Interest expense, net and amortization of deferred financing fees	(0.4)	(0.4)	(0.8)
Equity in net loss of Barnes & Noble.com	(0.2)	(0.5)	(1.8)
Other expense	—	(0.3)	(0.2)

Earnings before income taxes and minority interest	5.0	3.8	2.2
Income taxes	2.0	1.5	0.9

Income before minority interest	3.0	2.3	1.3
Minority interest	(0.4)	(0.4)	—

Net earnings	2.6%	1.9%	1.3%

52 Weeks Ended January 31, 2004 Compared with 52 Weeks
Ended February 1, 2003

Sales

     The Company’s sales increased $681.7 million, or 12.9%, during fiscal 2003 to $5.951 billion from $5.269 billion during fiscal 2002. This increase was attributable to a $455.7 million increase in book operating segment sales and an increase of $226.0 million from the video game operating segment sales.

     The increase in book operating segment sales was primarily attributable to a $285.4 million increase in sales at Barnes & Noble stores and the inclusion of $151.2 million in sales due to the consolidation of Barnes & Noble.com’s results from September 15, 2003, the date the Company acquired a controlling interest in Barnes & Noble.com. Barnes & Noble store sales increased $285.4 million, or 8.0%, during 2003 to $3.860 billion from $3.575 billion during fiscal 2002 and accounted for 64.9% of total Company sales or 88.3% of total book sales. The 8.0% increase in Barnes & Noble store sales was attributable to an increase in comparable store sales of 3.2% coupled with the opening of 31 new stores during fiscal 2003, which contributed to a 4.0% increase in square footage. This increase was partially offset by declining sales of B. Dalton, due to 63 store closings and a comparable store sales decline of (2.0%) in fiscal 2003.

     Video game operating segment sales during fiscal 2003 increased 16.7% to $1.579 billion from $1.353 billion during fiscal 2002. This increase in sales was primarily attributable to the 300 new GameStop stores opened during fiscal 2003.

Cost of Sales and Occupancy

     The Company’s cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues and lease-required advertising.

     Cost of sales and occupancy increased $476.3 million, or 12.4%, to $4.324 billion in fiscal 2003 from $3.847 billion in fiscal 2002, partially due to the inclusion of Barnes & Noble.com’s cost of sales and occupancy since September 15, 2003. As a percentage of sales, cost of sales and occupancy decreased to 72.7% in fiscal 2003 from 73.0% in fiscal 2002. This decrease was primarily attributable to higher gross margins in the video game operating segment.

Selling and Administrative Expenses

     Selling and administrative expenses increased $151.1 million, or 15.5%, to $1,124.6 million in fiscal 2003 from $973.5 million in fiscal 2002. As a percentage of sales, selling and administrative expenses increased to 18.9% in fiscal 2003 from 18.5% in fiscal 2002. This increase was primarily attributable to the video game operating segment.

Depreciation and Amortization

     Depreciation and amortization increased $14.9 million, or 10.0%, to $163.6 million in fiscal 2003 from $148.7 million in fiscal 2002. The increase was primarily the result of the increase in depreciation related to the 300 new GameStop stores opened during fiscal 2003 and the inclusion of Barnes & Noble.com’s depreciation since September 15, 2003.

Pre-Opening Expenses

     Pre-opening expenses decreased in fiscal 2003 to $8.8 million from $10.2 million in fiscal 2002. The decrease in pre-opening expenses was primarily the result of opening 31 new Barnes & Noble stores during fiscal 2003, compared with 47 new Barnes & Noble stores during fiscal 2002. This decrease was partially offset by the pre-opening expenses related to the opening of 300 new GameStop stores during fiscal 2003 compared with 210 new GameStop stores during fiscal 2002.

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

Operating Profit

     The Company’s consolidated operating profit increased $66.2 million, or 25.1%, to $330.3 million in fiscal 2003 from $264.1 million in fiscal 2002. Operating profit increased $40.9 million, or 14.1%, in fiscal 2003 before the effect of the $25.3 million impairment charge during fiscal 2002.

Interest Expense, Net and Amortization of Deferred Financing Fees

     Interest expense, net of interest income, and amortization of deferred financing fees, decreased $1.4 million, or 6.4%, to $20.1 million in fiscal 2003 from $21.5 million in fiscal 2002. The decrease was primarily the result of reduced average borrowings under the Company’s senior credit facility due to effective working capital management.

     Equity in Net Loss of Barnes & Noble.com

     The Company accounted for its approximate 38 percent economic interest in Barnes & Noble.com under the equity method through September 15, 2003. Equity losses in Barnes & Noble.com were $14.3 million and $26.8 million in fiscal 2003 and 2002, respectively.

Other Expense

     In fiscal 2002, the Company determined that a decrease in value in certain of its equity investments occurred which was other than temporary. As a result, other expense of $16.5 million during fiscal 2002 included the recognition of losses of $11.5 million in excess of what would otherwise have been recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The $16.5 million loss in other expense was primarily comprised of $8.5 million attributable to iUniverse.com, $5.1 million attributable to BOOK® magazine and $2.4 million attributable to enews, inc.

Income Taxes

     Barnes & Noble’s effective tax rate in fiscal 2003 increased to 40.75 percent compared with 40.25 percent during fiscal 2002.

Minority Interest

Minority interest was $23.4 million in fiscal 2003 compared with $19.1 million in fiscal 2002, and relates primarily to GameStop.

Earnings

     As a result of the factors discussed above, the Company reported consolidated net earnings of $151.9 million (or $2.07 per share) during fiscal 2003 compared with net earnings of $99.9 million (or $1.39 per share) during fiscal 2002. Components of diluted earnings per share are as follows:

Fiscal Year	2003	2002
Barnes & Noble Bookstores	$1.75	1.52
Barnes & Noble.com	(0.18)	(0.21)

Total book operating segment	1.57	1.31
Video game operating segment	0.50	0.40
Impairment charge	—	(0.19)
Other investments	—	(0.13)

Consolidated EPS	$2.07	1.39

52 Weeks Ended February 1, 2003 Compared with 52 Weeks
Ended February 2, 2002

Sales

     The Company’s sales increased $398.9 million, or 8.2%, during fiscal 2002 to $5.269 billion from $4.870 billion during fiscal 2001. Contributing to this improvement was an increase of $231.4 million from video game operating segment sales. Fiscal 2002 sales from Barnes & Noble stores, which contributed 67.8% of total sales or 91.3% of total bookstore sales, increased 6.4% to $3.575 billion from $3.359 billion in fiscal 2001.

     The increase in book operating segment sales was primarily attributable to the 47 new Barnes & Noble stores opened during fiscal 2002. This increase was partially offset by declining sales of B. Dalton, due to 47 store closings and a comparable store sales decline of (6.4%) in fiscal 2002.

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

     Cost of sales and occupancy increased $288.3 million, or 8.1%, to $3.847 billion in fiscal 2002 from $3.559 billion in fiscal 2001, primarily due to growth in the video game operating segment. The Company’s gross margin rate decreased slightly to 27.0% in fiscal 2002 from 26.9% in fiscal 2001.

Selling and Administrative Expenses

     Selling and administrative expenses increased $68.4 million, or 7.6%, to $973.5 million in fiscal 2002 from $905.1 million in fiscal 2001, primarily due to the increase in bookstore expenses from the opening of 47 Barnes & Noble stores in fiscal 2002 and to the growth in the video game operating segment. Selling and administrative expenses decreased to 18.5% of sales in fiscal 2002 from 18.6% in fiscal 2001. This decrease was primarily attributable to the lower selling and administrative expenses as a percentage of sales in the video game operating segment.

Legal Settlement Expense

     In fiscal 2001, the Company recorded a pre-tax charge of $4.5 million in connection with a lawsuit brought by the American Booksellers Association and 26 independent bookstores. The charges included a settlement of $2.4 million paid to the plaintiffs and approximately $2.1 million in legal expenses incurred by the Company.

Depreciation and Amortization

     Depreciation and amortization increased $0.9 million, or 0.6%, to $148.7 million in fiscal 2002 from $147.8 million in fiscal 2001. The increase was primarily the result of the increase in depreciation related to the 47 new Barnes & Noble stores opened during fiscal 2002. This increase was partially offset by the result of the implementation of SFAS No. 142 in fiscal 2002, whereby goodwill is no longer amortized but is reviewed for impairment at least annually.

Pre-Opening Expenses

     Pre-opening expenses increased in fiscal 2002 to $10.2 million from $8.0 million in fiscal 2001. The increase in pre-opening expenses was primarily the result of opening 47 new Barnes & Noble stores and 210 new GameStop stores during fiscal 2002, compared with 40 new Barnes & Noble stores and 74 new GameStop stores during fiscal 2001.

Impairment Charge

     During the first quarter of fiscal 2002, the Company deemed the decline in value in its available-for-sale securities in Gemstar and Indigo to be other than temporary. The investments had been carried at fair market value with unrealized gains and losses included in shareholders’ equity. Events such as Gemstar’s largest shareholder taking an impairment charge for its investment, the precipitous decline in the stock price subsequent to the abrupt resignation of one of its senior executives, the questioning of aggressive revenue recognition policies and the filing of a class action lawsuit against Gemstar, were among the items which led to management’s decision to record an impairment for its investment in Gemstar of nearly $24.0 million (before taxes). The Company’s decision to record an impairment charge for its investment in Indigo was based on a review of Indigo’s financial condition and historical share trading data. As a result of these decisions, the Company recorded a non-cash impairment charge to operating earnings of $25.3 million ($14.9 million after taxes) to reclassify the accumulated unrealized losses and to write down the investments to their current fair market value at the close of business on May 4, 2002. The investment in Gemstar was sold in the second quarter of fiscal 2002.

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

Equity in Net Loss of Barnes & Noble.com

     The Company’s share in the net loss of Barnes & Noble.com, based on an approximate 36 percent equity interest, was $26.8 million and $88.4 million in fiscal 2002 and 2001, respectively.

Other Expense

     In fiscal 2002, the Company determined that a decrease in value in certain of its equity investments occurred which was other than temporary. As a result, other expense of $16.5 million during fiscal 2002 included the recognition of losses of $11.5 million in excess of what would otherwise have been recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The $16.5 million loss in other expense was primarily comprised of $8.5 million attributable to iUniverse.com, $5.1 million attributable to BOOK® magazine and $2.4 million attributable to enews, inc. Other expense of $11.7 million in fiscal 2001 was due to $4.0 million in equity losses in iUniverse.com, $2.5 million in equity losses in BOOK® magazine and $5.5 million in equity losses in enews, inc., partially offset by a one-time gain of $0.3 million from the partial sale of Indigo.

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

Earnings

     As a result of the factors discussed above, the Company reported consolidated net earnings of $99.9 million (or $1.39 per share) during fiscal 2002 compared with net earnings of $64.0 million (or $0.94 per share) during fiscal 2001. Components of diluted earnings per share are as follows:

Fiscal Year	2002	2001
Barnes & Noble Bookstores	$1.52	1.61
Barnes & Noble.com	(0.21)	(0.66)

Total book operating segment	1.31	0.95
Video game operating segment	0.40	0.11
Impairment charge	(0.19)	—
Other investments	(0.13)	(0.09)
Legal settlement expense	—	(0.03)

Consolidated EPS	$1.39	0.94

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

     In February 2002, the Company completed an IPO for its GameStop subsidiary, raising $250.0 million in cash for the Company (which was used to pay down debt) and $98.0 million in net proceeds for GameStop. As a result of the IPO, the Company retained an approximate 63 percent interest in GameStop.

Cash Flow

     Cash flows provided from operating activities were $509.0 million, $329.0 million and $457.4 million during fiscal 2003, 2002 and 2001, respectively. In fiscal 2003, the increase in cash flows from operating activities was primarily attributable to improved working capital management and an increase in net earnings. In fiscal 2002, the decrease in cash flows from operating activities was primarily attributable to a weaker-than-expected holiday season, as well as the increase in inventory due to the Reno distribution center becoming fully operational. In fiscal 2001, the increase in cash flows from operating activities was primarily attributable to increased accounts payable leverage and improvement in net earnings.

     The weighted-average age per square foot of the Company’s 647 Barnes & Noble stores was 6.5 years as of January 31, 2004 and is expected to increase to approximately 7.1 years by January 29, 2005. As the Barnes & Noble stores continue to mature, and as the number of new stores opened during the fiscal year decreases as a percentage of the existing store base, the increasing operating profits of Barnes & Noble stores are expected to generate a greater portion of the cash flows required for working capital, including new store inventories, capital expenditures and other initiatives.

     Capital Structure

     Strong cash flows from operations and a continued emphasis on working capital management strengthened the Company’s balance sheet in fiscal 2003. Shareholders’ equity increased 22.6% to $1.260 billion as of January 31, 2004, from $1.028 billion as of February 1, 2003.

     In fiscal 2002, the Company obtained a $500.0 million three-year senior revolving credit facility (the Facility) with a syndicate of banks led by Fleet National Bank as administrative agent. The Facility, which was to expire in May 2005, replaced the Company’s $850.0 million senior credit facility. In fiscal 2003, the Company exercised its option to extend $490.0 million of its $500.0 million Facility for one additional year, through May 2006. The Facility permits borrowings at various interest-rate options based on the prime rate or London Interbank Offer Rate (LIBOR) plus applicable margin depending upon the level of the Company’s fixed charge coverage ratio. The Company’s fixed charge coverage is calculated as the ratio of earnings before interest, taxes, depreciation, amortization and rents to interest plus rents. In addition, the Facility requires the Company to pay a commitment fee of 0.25 percent, which varies based upon the Company’s fixed charge coverage ratio, calculated as a percentage of the unused portion. The Company is required to pay utilization fees of 0.125 percent or 0.25 percent on all outstanding loans under the Facility if the aggregate outstanding loans are greater than 33 percent and 66 percent, respectively, of the aggregate amount of the Facility.

     A portion of the Facility, not to exceed $100.0 million, is available for the issuance of letters of credit. Also, under certain circumstances, the Company may be permitted to increase the size of the Facility to an amount not to exceed $600.0 million.

     In fiscal 2001, the Company issued $300.0 million of 5.25 percent convertible subordinated notes due March 15, 2009. The notes are convertible into the Company’s common stock at a conversion price of $32.512 per share. At the Company’s option, it may redeem the notes at a premium to par beginning on March 20, 2004.

     Borrowings under the Company’s convertible subordinated notes and senior credit facilities averaged $342.5 million, $377.3 million and $689.3 million and peaked at $474.2 million, $490.3 million and $870.0 million during fiscal 2003, 2002 and 2001, respectively. The ratio of debt to equity improved to 0.24:1.00 as of January 31, 2004 from 0.29:1.00 as of February 1, 2003, primarily due to the increase in net earnings and stock option exercise proceeds.

     Capital Investment

     Capital expenditures totaled $163.4 million, $179.5 million and $168.8 million during fiscal 2003, 2002 and 2001, respectively. Capital expenditures in fiscal 2004, primarily for the opening of between 30 and 35 new Barnes & Noble stores, between 300 and 330 GameStop stores and the opening of a new distribution center scheduled for 2006 are expected to be between $225 million and $250 million, although commitment to many of such expenditures has not yet been made.

     Based on current operating levels and the store expansion planned for the next fiscal year, management believes cash flows generated from operating activities, short-term vendor financing and borrowing capacity under the Facility will be sufficient to meet the Company’s working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months.

     In fiscal 1999, the Board of Directors authorized a common stock repurchase program for the purchase of up to $250.0 million of the Company’s common shares. As of January 31, 2004, the Company has repurchased 8,807,700 shares at a cost of approximately $189.7 million under this program. The repurchased shares are held in treasury.

     In fiscal 2002, the Company announced its intent to purchase up to $10.0 million of Barnes & Noble.com Class A Common Stock in the open market or through privately negotiated transactions. The Company purchased approximately 3.0 million shares of Barnes & Noble.com Class A Common Stock for $3.3 million.

     On September 15, 2003, the Company completed its acquisition of all of Bertelsmann’s interest in Barnes & Noble.com. The purchase price paid by the Company was $165.4 million (including acquisition related costs) in a combination of cash and a note, equivalent to $2.80 per share or membership unit in Barnes & Noble.com. The note issued to Bertelsmann in the amount of $82.0 million was paid off in the fourth quarter of fiscal 2003. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com to approximately 75 percent. Subsequent to the purchase, Barnes & Noble.com employees exercised 3.9 million stock options thereby reducing the Company’s economic interest in Barnes & Noble.com to approximately 73 percent. On January 8, 2004, the Company and bn.com entered into a definitive merger agreement. Under the terms of the merger, the holders of bn.com’s outstanding common stock, other than that owned by the Company and its subsidiaries, will be entitled to receive $3.05 in cash for each share that they own. As a result of this transaction, bn.com will become wholly owned by the Company. The closing of the merger is expected to occur during the second quarter of fiscal 2004.

Contractual Obligations

     The following table sets forth the Company’s contractual obligations as of January 31, 2004 (in millions):

	Payments Due by Period
Contractual		Less Than 1			More Than 5
Obligations	Total	Year	1-3 Years	3-5 Years	Years
Long-term debt	$300.0	$—	$—	$—	$300.0
Capital lease obligations	—	—	—	—	—
Operating leases	2,936.4	383.9	706.9	618.4	1,227.2
Purchase obligations	51.8	22.9	28.5	0.4	—
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	6.8	1.6	1.8	—	3.4

Total	$3,295.0	$408.4	$737.2	$618.8	$1,530.6

Off-Balance Sheet Arrangements

     As of January 31, 2004, the Company had no off-balance sheet arrangements as defined in Item 303 of the Regulation S-K.

Impact of Inflation

     The Company does not believe that inflation has had a material effect on its net sales or results of operations.

Certain Relationships and Related Transactions

     See footnote 21 to the Notes to Consolidated Financial Statements.

Newly Issued Accounting Pronouncements

     In December 2003, the Financial Accounting Standards Board issued SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits and amendment of FASB Statements No. 87, 88 and 106”. This Statement revises employers’ disclosures about pension plans and other post-retirement benefit plans. The disclosures required by this Statement are effective for fiscal years ending after December 15, 2003. The Company has incorporated these expanded disclosures into the footnotes to the Company’s financial statements included herein.

Disclosure Regarding Forward-Looking Statements

     This report may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, decreased consumer demand for the Company’s products, possible disruptions in the Company’s computer or telephone systems, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores or the inability to obtain suitable sites for new stores, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of the Company’s online initiatives such as Barnes & Noble.com, the performance and successful integration of acquired businesses, the success of the Company’s strategic investments, unanticipated increases in merchandise or occupancy costs, unanticipated adverse litigation results or effects, and other factors which may be outside of the Company’s control. In addition, the video-game market has historically been cyclical in nature and dependent upon the introduction of new generation systems and related interactive software. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year	2003	2002	2001
(Thousands of dollars, except per share data)
Sales	$5,951,015	5,269,335	4,870,390
Cost of sales and occupancy	4,323,767	3,847,482	3,559,201

Gross profit	1,627,248	1,421,853	1,311,189

Selling and administrative expenses	1,124,551	973,495	905,117
Legal settlement expense	—	—	4,500
Depreciation and amortization	163,629	148,691	147,826
Pre-opening expenses	8,778	10,227	7,959
Impairment charge	—	25,328	—

Operating profit	330,290	264,112	245,787
Interest (net of interest income of $2,193, $3,499 and $1,319, respectively) and amortization of deferred financing fees	(20,140)	(21,506)	(36,334)
Equity in net loss of Barnes & Noble.com	(14,311)	(26,795)	(88,378)
Other expense	—	(16,498)	(11,730)

Earnings before taxes and minority interest	295,839	199,313	109,345
Income taxes	120,554	80,223	45,378

Earnings before minority interest	175,285	119,090	63,967
Minority interest	(23,432)	(19,142)	—

Net earnings	$151,853	99,948	63,967

Earnings per common share
Basic	$2.30	1.51	0.96
Diluted	$2.07	1.39	0.94
Weighted average common shares outstanding
Basic	65,989,000	66,362,000	66,393,000
Diluted	77,105,000	77,680,000	77,839,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars, except per share data)	January 31, 2004	February 1, 2003
Assets
Current assets:
Cash and cash equivalents	$487,200	267,642
Receivables, net	60,529	66,948
Barnes & Noble.com receivable	—	55,174
Merchandise inventories	1,526,156	1,395,872
Prepaid expenses and other current assets	119,604	101,232

Total current assets	2,193,489	1,886,868

Property and equipment:
Land and land improvements	3,247	3,247
Buildings and leasehold improvements	533,272	495,499
Fixtures and equipment	1,141,317	936,136

	1,677,836	1,434,882
Less accumulated depreciation and amortization	991,187	812,579

Net property and equipment	686,649	622,303

Goodwill	509,244	390,396
Intangible assets, net	94,574	48,176
Investment in Barnes & Noble.com	—	23,280
Other noncurrent assets	23,338	24,404

Total assets	$3,507,294	2,995,427

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$858,068	710,907
Accrued liabilities	583,773	520,541

Total current liabilities	1,441,841	1,231,448

Long-term debt	300,000	300,000
Deferred income taxes	170,066	119,823
Other long-term liabilities	108,441	115,415
Minority interest	227,287	200,951
Shareholders’ equity:
Common stock; $.001 par value; 300,000,000 shares authorized; 76,854,856 and 73,110,740 shares issued, respectively	77	73
Additional paid-in capital	914,319	828,522
Accumulated other comprehensive loss	(8,579)	(11,064)
Retained earnings	543,503	391,650
Treasury stock, at cost, 8,807,700 and 8,502,700 shares, respectively	(189,661)	(181,391)

Total shareholders’ equity	1,259,659	1,027,790

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$3,507,294	2,995,427

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Accumulated
		Additional	Other		Treasury
		Paid-In	Comprehensive	Retained	Stock at
(Thousands of dollars)	Common Stock	Capital	Loss	Earnings	Cost	Total
Balance at February 3, 2001	$71	673,122	(5,874)	227,735	(117,377)	777,677
Comprehensive earnings:
Net earnings	—	—	—	63,967	—
Other comprehensive loss, net of tax (See Note 14):
Unrealized loss on available-for-sale securities net of reclassification adjustment	—	—	(7,109)	—	—
Unrealized loss on derivative instrument	—	—	(1,320)	—	—
Total comprehensive earnings						55,538
Exercise of 2,163,893 common stock options, including tax benefits of $15,769	2	54,893	—	—	—	54,895

Balance at February 2, 2002	73	728,015	(14,303)	291,702	(117,377)	888,110
Comprehensive earnings:
Net earnings	—	—	—	99,948	—
Other comprehensive loss, net of tax (See Note 14):
Unrealized loss on available-for-sale securities net of reclassification adjustment	—	—	12,950	—	—
Unrealized gain on derivative instrument	—	—	1,316	—	—
Minimum pension liability	—	—	(11,027)	—	—
Total comprehensive earnings						103,187
GameStop Corp. IPO (net of deferred income tax of $65,306)	—	90,184	—	—	—	90,184
Exercise of 397,671 common stock options, including tax benefits of $1,359	—	8,482	—	—	—	8,482
Exercise of common stock options of subsidiary, including tax benefits of $1,201	—	1,841	—	—	—	1,841
Treasury stock acquired, 2,998,000 shares	—	—	—	—	(64,014)	(64,014)

Balance at February 1, 2003	73	828,522	(11,064)	391,650	(181,391)	1,027,790
Comprehensive earnings:
Net earnings	—	—	—	151,853	—
Other comprehensive loss, net of tax (See Note 14):
Foreign currency translation	—	—	296	—	—
Unrealized loss on available-for-sale securities	—	—	128	—	—
Unrealized gain on derivative instrument	—	—	3	—	—
Minimum pension liability	—	—	2,058	—	—
Total comprehensive earnings						154,338
Exercise of 5,062,866 common stock options, including tax benefits of $18,724	4	71,816	—	—	(2,556)	69,264
Exercise of common stock options of subsidiaries, including tax benefits of $6,202	—	13,981	—	—	—	13,981
Treasury stock acquired, 305,000 shares	—	—	—	—	(5,714)	(5,714)

Balance at January 31, 2004	$77	914,319	(8,579)	543,503	(189,661)	1,259,659

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	2003	2002	2001
(Thousands of dollars)
Cash flows from operating activities:
Net earnings	$151,853	99,948	63,967
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	166,545	151,586	150,118
Deferred taxes	40,921	7,122	(32,131)
Minority interest	23,432	19,142	—
Equity in net loss of Barnes & Noble.com	14,311	26,795	88,378
Increase in other long-term liabilities for scheduled rent increases in long-term leases	690	2,822	5,829
Loss on disposal of property and equipment	232	6,690	4,019
Other expense, net	—	16,498	11,730
Impairment charge	—	25,328	—
Changes in operating assets and liabilities, net	111,054	(26,932)	165,481

Net cash flows from operating activities	509,038	328,999	457,391

Cash flows from investing activities:
Acquisition of consolidated subsidiaries, net of cash acquired	(144,208)	(122,593)	(13,412)
Purchases of property and equipment	(163,387)	(179,545)	(168,833)
Purchase of investments	(1,474)	(4,209)	(5,581)
Net increase in other noncurrent assets	(1,576)	(4,459)	(14,648)
Proceeds from the partial sale of investments	—	—	6,072

Net cash flows from investing activities	(310,645)	(310,806)	(196,402)

Cash flows from financing activities:
Proceeds from exercise of common stock options	61,884	8,133	39,126
Proceeds from GameStop initial public offering	—	346,112	—
Net decrease in revolving credit facility	—	(149,000)	(517,900)
Proceeds from issuance of long-term debt	—	—	300,000
Purchase of treasury stock	(5,714)	(64,014)	—
Acquisition of minority interest	(35,005)	—	—

Net cash flows from financing activities	21,165	141,231	(178,774)

Net increase in cash and cash equivalents	219,558	159,424	82,215
Cash and cash equivalents at beginning of year	267,642	108,218	26,003

Cash and cash equivalents at end of year	$487,200	267,642	108,218

Changes in operating assets and liabilities, net:
Receivables, net	$29,929	(7,403)	(14,065)
Merchandise inventories	(80,122)	(94,281)	(46,387)
Prepaid expenses and other current assets	(6,054)	(4,914)	6,926
Accounts payable and accrued liabilities	167,301	79,666	219,007

Changes in operating assets and liabilities, net	$111,054	(26,932)	165,481

Supplemental cash flow information:
Cash paid during the period for:
Interest	$18,806	20,377	29,867
Income taxes	$112,804	78,525	43,646
Supplemental disclosure of subsidiaries acquired:
Assets acquired, net of cash acquired	$228,459	133,855	13,412
Liabilities assumed	84,251	11,262	—

Cash paid	$144,208	122,593	13,412

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)
For the 52 weeks ended January 31, 2004 (fiscal 2003), 52 weeks ended February 1, 2003 (fiscal 2002) and 52 weeks ended February 2, 2002 (fiscal 2001).

1. Summary of Significant Accounting Policies

Business

     Barnes & Noble, Inc. (Barnes & Noble), through its subsidiaries (collectively, the Company), is primarily engaged in the sale of books, video games and entertainment-software products. The Company employs two principal bookselling strategies: its superstore strategy through its wholly owned subsidiary Barnes & Noble Booksellers, Inc., primarily under its Barnes & Noble Booksellers trade name (hereafter collectively referred to as Barnes & Noble stores) and its mall strategy through its wholly owned subsidiary B. Dalton Bookseller, Inc. primarily under its B. Dalton store trade name (hereafter collectively referred to as B. Dalton stores). The Company publishes books under its own imprints which, since January 2003, also include Sterling Publishing Co., Inc. (Sterling Publishing) and its various imprints. The Company is also engaged in the online retailing of books and other products through an approximate 73 percent interest in barnesandnoble.com llc (Barnes & Noble.com), as more fully described in Note 8. The Company currently has an approximate 64 percent economic interest in GameStop Corp., the operator of video-game and entertainment-software stores primarily under the GameStop trade name, and a Web site (www.gamestop.com), and publisher of Game Informer magazine (hereafter collectively referred to as GameStop stores). Additionally, the Company owns an approximate 74 percent interest in Calendar Club L.L.C. (Calendar Club), an operator of seasonal kiosks.

Consolidation

     The consolidated financial statements include the accounts of Barnes & Noble and its wholly and majority-owned subsidiaries. Barnes & Noble.com reports its results based on a calendar year, and accordingly their financial statements are consolidated on that basis. Investments in affiliates in which ownership interests range from 20 percent to 50 percent, are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Merchandise Inventories

     Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 77 percent and 82 percent of the Company’s merchandise inventories as of January 31, 2004 and February 1, 2003, respectively. Merchandise inventories of GameStop, Barnes & Noble.com, and Calendar Club represent 19 percent and 12 percent of merchandise inventories as of January 31, 2004 and February 1, 2003, respectively, and are recorded based on the average cost method. The remaining merchandise inventories are valued on the last-in, first-out (LIFO) method.

     If substantially all of the merchandise inventories currently valued at LIFO costs were valued at current costs, merchandise inventories would remain unchanged as of January 31, 2004 and February 1, 2003.

Property and Equipment

     Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, while improvements and major remodeling costs are capitalized. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. Costs incurred in purchasing management information systems are capitalized and included in property and equipment. These costs are amortized over their estimated useful lives from the date the systems become operational. Internally developed software is expensed as incurred.

Other Long-Lived Assets

     The Company’s other long-lived assets include property and equipment and amortizable intangibles. At January 31, 2004, the Company had $686,649 of property and equipment, net of accumulated depreciation, and $20,156 of amortizable intangible assets, net of amortization, accounting for approximately 20.2% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial condition and results of operations.

Goodwill and Unamortizable Intangible Assets

     The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

     At January 31, 2004, the Company had $509,244 of goodwill and $74,418 of unamortizable intangible assets (i.e. those with an indefinite life), accounting for approximately 16.6% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill in November 2003 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. Changes in market conditions, among other factors, could have a material impact on these estimates.

     The effect of adoption of SFAS No. 142 on the reported net income (loss) is as follows:

Fiscal Year	2003	2002	2001
Reported net income	$151,853	99,948	63,967
Add back: Amortization of goodwill, net of tax	—	—	7,419

Net income, as adjusted	$151,853	99,948	71,386

Basic earnings per share:
Reported net income	$2.30	1.51	0.96
Add back: Amortization of goodwill, net of tax	—	—	0.11

Net income, as adjusted	$2.30	1.51	1.07

Diluted earnings per share:
Reported net income	$2.07	1.39	0.94
Add back: Amortization of goodwill, net of tax	—	—	0.10

Net income, as adjusted	$2.07	1.39	1.04

Deferred Charges

     Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of January 31, 2004 and February 1, 2003 were $9,732 and $11,130, respectively. Amortization expense included in interest and amortization of deferred financing fees were $2,916, $2,894 and $2,292 during fiscal 2003, 2002 and 2001, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The Barnes & Noble Membership Program entitles the customer to receive a 10 percent discount on all purchases made during the twelve-month membership period. The annual membership fee of $25.00 is non-refundable after the first 30 days of the membership term. Revenue is being recognized over the twelve-month membership period based upon historical spending patterns for Barnes & Noble customers. Refunds of membership fees due to cancellations within the first 30 days are minimal.

     Subscription revenue is recognized on a straight-line basis as magazine issues are delivered.

Advertising Costs

     The costs of advertising are expensed as incurred during the year pursuant to Statement of Position 93-7, “Reporting on Advertising Costs”. In addition, consideration received from vendors in conjunction with the Company’s cooperative advertising program is netted against the related expenses. Advertising costs are charged to selling and administrative expenses. As a result of the adoption of requirements set forth in Emerging Issues Task Force (EITF) Issue 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, which are effective for arrangements entered into after December 31, 2002, the Company has reclassified some of its co-op advertising from an offset to selling and administrative expenses to a reduction in costs of sales and occupancy. The implementation of EITF Issue 02-16 did not have a material effect on the Company’s annual results of operations.

Closed Store Expenses

     When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $5,952, $10,111 and $9,831 during fiscal 2003, 2002 and 2001, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings Per Common Share

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of the Company’s and GameStop’s outstanding stock options and with respect to the Company’s deferred compensation plan, and assumes the conversion of the Company’s 5.25% convertible subordinated notes for the period outstanding since their issuance in March 2001.

Income Taxes

     The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Stock Options

     The Company grants options to purchase Barnes & Noble, Inc. (BKS), GameStop Corp. (GME) and barnesandnoble.com inc. (BNBN) common shares under stock-based incentive plans. The Company accounts for all transactions under which employees receive such options based on the price of the underlying stock in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. The following table illustrates the effect on net income (loss) and income (loss) per share as if the Company had applied the fair value-recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, to stock-based incentive plans:

Fiscal Year	2003	2002	2001
Net earnings – as reported	$151,853	99,948	63,967
Compensation expense, net of tax
BKS stock options	12,513	15,985	9,972
GME stock options, net of minority interest	4,778	4,676	8,300
BNBN stock options (a)	10	—	—

Pro forma net earnings – pro forma for SFAS No. 123	$134,552	79,287	45,695

Basic earnings per share:
As reported	$2.30	1.51	0.96
Pro forma for SFAS No. 123	$2.04	1.19	0.69
Diluted earnings per share:
As reported	$2.07	1.39	0.94
Pro forma for SFAS No. 123	$1.85	1.12	0.70

(a)	Subsequent to the Company acquiring a controlling interest in Barnes & Noble.com (see footnote 8).

Reclassifications

     Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2003 presentation.

Reporting Period

     The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting periods ended January 31, 2004, February 1, 2003 and February 2, 2002 contained 52 weeks.

Newly Issued Accounting Pronouncements

     In December 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 132 (Revised 2003), “Employers’ Disclosures about Pensions and Other Post-retirement Benefits and amendment of FASB Statements No. 87, 88 and 106”. This Statement revises employers’ disclosures about pension plans and other post-retirement benefit plans. The disclosures required by this Statement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

are effective for fiscal years ending after December 15, 2003. The Company has incorporated these expanded disclosures into these footnotes.

2. Receivables, Net

     Receivables represent customer, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	January 31,	February 1,
	2004	2003
Trade accounts	$12,927	20,534
Credit/Debit card receivables (a)	32,955	27,382
Advertising	5,202	4,288
Receivables from landlords for leasehold improvements	2,508	9,800
Other receivables	6,937	4,944

Total receivables, net	$60,529	66,948

(a) Credit/Debit card receivables consist of receivables from credit/debit card companies. The Company assumes no customer credit risk for these receivables.

3. Debt

     On May 22, 2002, the Company obtained a $500,000 three-year senior revolving credit facility (the Facility) with a syndicate of banks led by Fleet National Bank as administrative agent. The Facility, which was to expire in May 2005, replaced the Company’s $850,000 five-year senior revolving credit facility obtained on November 18, 1997. In fiscal 2003, the Company exercised its option to extend $490,000 of its $500,000 Facility for one additional year, through May 2006. The Facility permits borrowings at various interest-rate options based on the prime rate or London Interbank Offer Rate (LIBOR) plus applicable margin depending upon the level of the Company’s fixed charge coverage ratio. The Company’s fixed charge coverage is calculated as the ratio of earnings before interest, taxes, depreciation, amortization and rents to interest plus rents. In addition, the Facility requires the Company to pay a commitment fee of 0.25 percent, which varies based upon the Company’s fixed charge coverage ratio, calculated as a percentage of the unused portion. The Company is required to pay utilization fees of 0.125 percent or 0.25 percent on all outstanding loans under the Facility if the aggregate outstanding loans are greater than 33 percent and 66 percent, respectively, of the aggregate amount of the Facility.

     A portion of the Facility, not to exceed $100,000, is available for the issuance of letters of credit. Also, under certain circumstances, the Company may increase the size of the Facility to an amount not to exceed $600,000.

     Mandatory prepayments include the requirement that loans outstanding under the Facility be reduced by 100 percent of the net cash proceeds from (i) the disposition of the Company’s stock in certain entities, (ii) any equity issuance, and (iii) the disposition of certain other material assets, other than those assets disposed of during the ordinary course of business. Under certain circumstances, mandatory commitment reductions may include the requirement that the aggregate size of the Facility be reduced upon the disposition by the Company of its stock in GameStop.

     The Facility contains covenants, limitations and events of default typical of credit facilities of this size and nature, including financial covenants, which require the Company to meet, among other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

     In fiscal 2001, the Company issued $300,000, 5.25 percent convertible subordinated notes due March 15, 2009. The notes are convertible into the Company’s common stock at a conversion price of $32.512 per share. At the Company’s option, it may redeem the notes at a premium to par beginning on March 20, 2004.

     The Company from time to time enters into interest rate swap agreements to manage interest-costs and risk associated with changes in interest rates. These agreements effectively convert underlying variable-rate debt based on prime rate or LIBOR to fixed-rate debt through the exchange of fixed and floating interest payment obligations without the exchange of underlying principal amounts. For each of the years ended January 31, 2004 and February 1, 2003, the Company had a notional amount outstanding of $0 and $55,000, respectively.

     Selected information related to the Company’s convertible subordinated notes and revolving credit facility:

Fiscal Year	2003	2002	2001
Balance at end of year	$300,000	300,000	449,000
Average balance outstanding during the year	$342,469	377,297	689,326
Maximum borrowings outstanding during the year	$474,150	490,300	870,000
Weighted average interest rate during the year	5.88%	5.70%	5.27%
Interest rate at end of year	5.25%	5.25%	4.33%

     Fees expensed with respect to the unused portion of the Facility were $1,170, $999 and $516, during fiscal 2003, 2002 and 2001, respectively.

     The amounts outstanding under the Facility have been classified as long-term debt based on the Company’s ability to continually maintain principal amounts outstanding.

     The Company has no agreements to maintain compensating balances.

4. Fair Values of Financial Instruments

     The carrying values of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value due to the short-term maturities of these assets. The aggregate fair value of the Facility approximates its carrying amount because of its recent and frequent repricing based upon market conditions.

     Interest-rate swap agreements are valued based on market quotes obtained from dealers. There were no interest rate swap agreements outstanding at January 31, 2004. The estimated fair value of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

the interest-rate swaps liability was $6 at February 1, 2003. The interest-rate swaps are included as a component of other long-term liabilities.

5. Other Expense

     The following table sets forth the components of other expense:

Fiscal Year	2003	2002	2001
iUniverse.com (1) (2)	$—	(8,489)	(3,985)
Equity in net losses of BOOK® magazine (2) (3)	—	(5,081)	(2,500)
Equity in net losses of enews, inc. (2) (4)	—	(2,351)	(5,581)
Other	—	(577)	336

Total other expense	$—	(16,498)	(11,730)

(1)	The Company has a 22 percent ownership interest in iUniverse.com. This investment is being accounted for under the equity method.

(2)	During fiscal 2002, the Company determined that a decrease in value of its investment occurred which is other than temporary. This resulted in the recognition of losses in excess of what would otherwise be recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The Company did not record any equity activity in fiscal 2003 as the investment balance was $0 at February 1, 2003.

(3)	The Company has a 50 percent interest in BOOK® magazine. This investment is being accounted for under the equity method.

(4)	The Company had an investment in enews, inc. which was accounted for under the equity method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

6. Marketable Equity Securities

     Marketable equity securities are carried on the balance sheet at their fair market value as a component of other noncurrent assets. The following marketable equity securities as of January 31, 2004 and February 1, 2003 have been classified as available-for-sale securities:

	Fiscal 2003
	Gemstar-TV
	Guide
	International	Indigo Books
	Inc.	& Music Inc.	Total
Carrying value	$—	718	718
Unrealized gain	—	213	213

Market value at January 31, 2004	$—	931	931

	Fiscal 2002
	Gemstar-TV
	Guide
	International	Indigo Books
	Inc.	& Music Inc.	Total
Carrying value	$27,137	2,558	29,695
Impairment charge	(23,828)	(1,500)	(25,328)
Realized loss on sale of investment	(3,309)	(279)	(3,588)
Unrealized loss	—	(61)	(61)

Market value at February 1, 2003	$—	718	718

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

7. Net Earnings Per Share

     Following is a reconciliation of net earnings and weighted average common shares outstanding for purposes of calculating basic and diluted earnings per share:

Fiscal Year		2003				2002
		Income	Shares	Per Share		Income	Shares	Per Share
		(Numerator)	(Denominator)	Amount		(Numerator)	(Denominator)	Amount
Basic EPS
Net income		$151,853	65,989	$2.30		$99,948	66,362	$1.51

Effect of dilutive securities
Options		—	1,889			—	2,091
Convertible debt		10,151 (a)	9,227			10,249 (a)	9,227

		162,004				110,197

Effect of GameStop dilutive EPS
GameStop net income less minority interest		40,571				33,262

		121,433				76,935
GameStop diluted EPS	$1.06				$0.87
GameStop shares owned by Barnes & Noble	36,009	38,240			36,009	31,328

		$159,673	77,105	$2.07		$108,263	77,680	$1.39

(a)	Represents interest on convertible subordinated notes, net of taxes.

8. Barnes & Noble.com Acquisition

     On November 12, 1998, the Company and Bertelsmann AG (Bertelsmann) completed the formation of Barnes & Noble.com to operate the online retail bookselling operations of the Company’s wholly owned subsidiary, barnesandnoble.com inc. (bn.com). Under the terms of the relevant agreements, effective as of October 31, 1998, the Company and Bertelsmann each retained a 50 percent membership interest in Barnes & Noble.com. The Company contributed substantially all of the assets and liabilities of its online operations to the joint venture and Bertelsmann paid $75,000 to the Company and made a $150,000 cash contribution to the joint venture. Bertelsmann also agreed to contribute an additional $50,000 to the joint venture for future working capital requirements. The Company recognized a pre-tax gain during fiscal 1998 in the amount of $126,435, of which $63,759 was recognized in earnings based on the $75,000 received directly and $62,676 ($36,351 after taxes) was reflected in additional paid-in capital based on the Company’s share of the incremental equity of the joint venture resulting from the $150,000 Bertelsmann contribution.

     On May 25, 1999, bn.com completed an IPO of 28.75 million shares of Class A Common Stock and used the proceeds to purchase a 20 percent interest in Barnes & Noble.com. As a result, the Company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. The Company recorded an increase in additional paid-in capital of $116,158 after taxes representing the Company’s incremental share in the equity of Barnes & Noble.com. Under the terms of the November 12, 1998 joint

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

venture agreement between the Company and Bertelsmann, the Company received a $25,000 payment from Bertelsmann in connection with the IPO. The Company recognized the $25,000 pre-tax gain in fiscal 1999.

     In November 2000, Barnes & Noble.com acquired Fatbrain.com, Inc. (Fatbrain) through a merger with bn.com. Bn.com issued shares of its common stock to Fatbrain shareholders as partial consideration for the merger. As a result of this acquisition, the Company and Bertelsmann each retained an approximate 36 percent interest in Barnes & Noble.com. In October 2002, the Company announced its intent to purchase up to $10,000 of bn.com Class A Common Stock in the open market or through privately negotiated transactions. The Company purchased approximately 3.0 million shares of bn.com Class A Common Stock, bringing its economic ownership of Barnes & Noble.com to approximately 38 percent.

     On September 15, 2003, the Company completed its acquisition of all of Bertelsmann’s interest in Barnes & Noble.com. The purchase price paid by the Company was $165,406 (including acquisition related costs) in a combination of cash and a note, equivalent to $2.80 per share or membership unit in bn.com. The note issued to Bertelsmann in the amount of $82,000 was paid in the fourth quarter of fiscal 2003. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com to approximately 75 percent. Subsequent to the purchase, Barnes & Noble.com employees exercised 3.9 million options to acquire stock in bn.com, with the resulting proceeds being used to acquire membership units in Barnes & Noble.com, thereby reducing the Company’s economic interest in Barnes & Noble.com to approximately 73 percent. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements.

     Based upon a preliminary assessment of the fair values, the allocation of the purchase price to the proportionate amount of assets acquired and liabilities assumed was as follows:

Current assets	$35,370
Hardware and software	23,600
Other tangible assets	6,973
Customer list and relationships	4,800
Trade name	44,700
Goodwill	93,372

Total assets acquired	208,815
Liabilities assumed	43,409

Total purchase price	$165,406

     Hardware and software have been assigned a preliminary estimated useful life of four years. The customer list and relationships intangible asset has been assigned a preliminary estimated useful life of four years to be amortized on an accelerated basis based on estimated usage where a substantial portion of the asset will be amortized in the first year. The above preliminary purchase price allocation is subject to revision as more detailed analysis is completed and additional information on the fair value of assets and liabilities of Barnes & Noble.com becomes available. The final allocation to goodwill and the trade name (which is considered to have an indefinite life and will not be amortized) will be tested at least annually for impairment in accordance with SFAS No. 142.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The following table summarizes pro forma results as if the Company had acquired Bertelsmann’s interest in Barnes & Noble.com (resulting in a 75 percent economic interest) and recorded the above noted preliminary allocations of purchase price on the first day of fiscal 2002:

Fiscal Year	2003	2002
Sales	$6,224,601	5,692,162
Net income	$144,300	80,620
Income per common share
Basic	$2.19	1.21
Diluted	$1.97	1.14

     The information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which actually would have occurred had the acquisition taken place on the date indicated, or which may result in the future.

     On January 8, 2004, the Company and bn.com entered into a definitive merger agreement. Under the terms of the merger, the holders of bn.com’s outstanding common stock, other than that owned by the Company and its subsidiaries, will be entitled to receive $3.05 in cash for each share that they own. As a result of this transaction, bn.com will become wholly owned by the Company. The closing of the merger is expected to occur during the second quarter of fiscal 2004.

9. Other Acquisitions

     During fiscal 2003, the Company, through its approximate 64 percent owned subsidiary GameStop Corp. (GameStop), acquired a controlling interest in Gamesworld Group Limited (Gamesworld), an Ireland-based electronic games retailer, for $3,279 in cash. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The excess of purchase price over the fair value of the net assets acquired, in the amount of $2,869, has been recorded as goodwill and will be tested annually for impairment in accordance with SFAS No. 142. The pro forma effect assuming the acquisition of Gamesworld at the beginning of fiscal 2002 is not material.

     In fiscal 2002, the Company acquired Sterling Publishing, one of the top 25 publishers in the nation and the industry’s leading publisher of how-to books. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The excess of purchase price over the fair value of the net assets acquired has been recorded as goodwill and other intangible assets and will be tested annually for impairment in accordance with SFAS No. 142. The pro forma effect assuming the acquisition of Sterling Publishing at the beginning of fiscal 2002 is not material.

10. Employees’ Retirement and Defined Contribution Plans

     As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

     A summary of the components of net periodic cost for the Pension Plan and the Postretirement Plan follows:

	Pension Plan			Postretirement Plan
Fiscal Year	2003	2002	2001	2003	2002	2001
Service cost	$—	—	—	—	—	—
Interest cost	2,028	1,951	1,869	282	251	175
Expected return on plan assets	(2,187)	(2,726)	(3,030)	—	—	—
Net amortization and deferral	1,159	536	43	51	6	(73)

Net periodic expense (income)	1,000	(239)	(1,118)	333	257	102
FAS 88 curtailment income (a)	—	—	831	—	—	—

Total expense (income)	$1,000	(239)	(287)	333	257	102

(a) Settlements in the form of lump sum cash payments were made in fiscal 2001 to plan participants in exchange for their rights to receive specified pension benefits.

     Total Company contributions charged to employee benefit expenses for the Savings Plans were $7,433, $6,709 and $5,929 during fiscal 2003, 2002 and 2001, respectively.

     Weighted-average actuarial assumptions used in determining the net periodic costs of the Pension Plan and the Postretirement Plan are as follows:

	Pension Plan			Postretirement Plan
Fiscal Year	2003	2002	2001	2003	2002	2001
Discount rate	6.3%	6.5%	7.3%	6.5%	7.3%	7.3%
Expected return on plan assets	8.8%	9.0%	9.5%	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The following table provides a reconciliation of benefit obligations, plan assets and funded status of the Pension Plan and the Postretirement Plan:

	Pension Plan		Postretirement Plan
Fiscal Year	2003	2002	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$31,648	26,499	3,901	2,541
Interest cost	2,028	1,951	282	251
Actuarial loss	1,311	4,643	995	1,438
Benefits paid	(1,695)	(1,445)	(500)	(329)

Benefit obligation at end of year	$33,292	31,648	4,678	3,901

Change in plan assets:
Fair value of plan assets at beginning of year	$25,306	28,973	—	—
Actual gain (loss) on assets	6,273	(2,221)	—	—
Employer contributions	—	—	—	—
Benefits paid	(1,695)	(1,446)	—	—

Fair value of plan assets at end of year	$29,884	25,306	—	—

Funded status	$(3,408)	(6,342)	(4,678)	(3,901)
Unrecognized net actuarial loss	14,522	18,456	1,435	491

Net amount recognized	$11,114	12,114	(3,243)	(3,410)

Amounts recognized in the statement of financial position consist of:
Prepaid (accrued) benefit cost	$—	—	(3,243)	(3,410)
Accrued benefit liability	(3,408)	(6,342)	—	—
Accumulated other comprehensive income	14,522	18,456	—	—

Net amount recognized	$11,114	12,114	(3,243)	(3,410)

     The health-care cost trend rate used to measure the expected cost of the Postretirement Plan benefits is assumed to be nine percent in 2004 declining at one percent decrements each year through 2007 and one-half percent decrements through 2009 to five percent in 2009 and each year thereafter. The health-care cost trend assumption has a significant effect on the amounts reported. For example, a one percent increase or decrease in the health-care cost trend rate would change the accumulated postretirement benefit obligation by approximately $401 and ($354), respectively, as of January 31, 2004, and would change the net periodic cost by approximately $25 and ($22), respectively, during fiscal 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The Company’s Retirement Plan allocation at January 31, 2004 and February 1, 2003, target allocation for fiscal 2004 and expected long-term rate of return by asset category are as follows:

				Weighted-Average
	Target	Percentage of Plan		Expected Long-Term
	Allocation	Assets		Rate of Return
Fiscal Year	2003	2003	2002	2004
Asset Category
Large Capitalization Equities	25.0%	25.1%	22.7%	2.9%
Mid Capitalization Equities	15.0	15.0	14.0	1.7
Small Capitalization	15.0	15.3	14.8	1.7
International Equities	5.0	5.2	4.9	0.6
Fixed Income Core Bonds	35.0	34.4	37.5	1.9
Global Bonds	5.0	4.9	5.9	0.3
Cash	—	0.1	0.2	—

	100.0%	100.0%	100.0%	9.1%

     The Company’s investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are well diversified within each of the major asset categories.

     The expected long-term rate of return is figured by using the target allocation and expected returns for each asset class as in the table above. The actual historical returns are also relevant. Annualized returns for periods ending December 31, 2003 have been as follows: 23.7% for one year and 6.7% for five years.

     The Company expects that there will be no minimum regulatory funding requirements that will need to be made during the fiscal year ending January 29, 2005 but that voluntary tax deductible contributions of up to about $3,000 will be allowed under Internal Revenue Service (IRS) rules. No decision has been made at this time on Company contributions.

     Expected benefit payments are as follows over future years:

	Pension	Postretirement
Fiscal Year	Plan	Plan
2004	$705	$356
2005	805	378
2006	927	395
2007	1,022	412
2008	1,161	420
2009-2013	7,460	2,029

     On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was signed into law. Following the guidance of the FASB, the Company has elected to defer recognition of this Act at this time. The accumulated postretirement benefit obligation and net periodic postretirement benefit cost do not reflect the effect of the Act on the Postretirement Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Specific authoritative guidance on the accounting for the federal subsidy is pending and guidance, when issued, could require a change to previously reported information.

Barnes & Noble.com

     As of June 30, 2000, substantially all employees of Barnes & Noble.com were covered under Barnes & Noble.com’s Employees’ Retirement Plan (the B&N.com Retirement Plan). The B&N.com Retirement Plan is a defined benefit pension plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at June 30, 2000 and the B&N.com Retirement Plan will continue to hold assets and pay benefits.

     Actuarial assumptions used in determining the funded status of the B&N.com Retirement Plan are as follows:

	December 31,
	2003	2002
Discount rate (beginning of year)	6.5%	7.3%
Discount rate (end of year)	6.3%	6.5%
Expected long-term rate of return on plan assets	8.8%	8.8%
Assumed rate of compensation increase	N/A	N/A

     The following table sets forth the funded status of the B&N.com Retirement Plan and the pension liability recognized for the B&N.com Retirement Plan in the accompanying balance sheet:

December 31,
2003
Actuarial present value of benefit obligation:
Vested benefits	$(845)
Non-vested benefits	(94)

Accumulated benefit obligation	(939)
Effect of projected future compensation increases	—

Projected benefit obligation	(939)
Plan assets at market value	988

Excess of plan assets over projected benefit obligation	49
Unrecognized net actuarial loss	339
Unrecognized net obligation remaining	—
Unrecognized prior service cost	—

Pension asset	$388

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     B&N.com’s Retirement Plan allocation at December 31, 2003 and 2002, target allocation for 2004 and expected long-term rate of return by asset category are as follows:

				Weighted-Average
	Target	Percentage of Plan		Expected Long-Term
	Allocation	Assets at December 31,		Rate of Return
Fiscal Year	2003	2003	2002	2004
Asset Category
Large Capitalization Equities	25.0%	24.9%	21.5%	2.9%
Mid Capitalization Equities	15.0	14.9	15.0	1.7
Small Capitalization Equities	15.0	15.1	15.2	1.7
International Equities	5.0	5.5	5.1	0.6
Fixed Income Core Bonds	35.0	33.1	34.4	1.9
Global Bonds	5.0	4.4	5.6	0.3
Cash	—	2.1	3.2	—

Total	100.0%	100.0%	100.0%	9.1%

     Barnes & Noble.com’s investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are very well diversified within each of the major asset categories.

     The expected long-term rate of return is figured by using the target allocation and expected returns for each class as in the table stated above. The actual historical returns are also relevant. Annualized returns for periods ending December 31, 2003 have been as follows: 23.7% for one year and 6.7% for five years.

     Barnes & Noble.com expects that there will be no regulatory funding requirements that will need to be made during the fiscal year ending December 31, 2004. It is also expected that the maximum tax-deductible contributions will be $0 under IRS rules.

     Expected benefit payments for the B&N.com Retirement Plan are as follows over future years:

Fiscal Year Ending
December 31,
2004	$6
2005	8
2006	10
2007	12
2008	22
2009-2013	144

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

11. Income Taxes

     The Company files a consolidated federal return with all 80 percent or more owned subsidiaries. Federal and state income tax provisions (benefits) for fiscal 2003, 2002 and 2001 are as follows:

Fiscal Year	2003	2002	2001
Current:
Federal	$66,788	59,598	62,141
State	12,845	13,503	13,891

	79,633	73,101	76,032

Deferred:
Federal	33,202	6,311	(25,790)
State	7,719	811	(4,864)

	40,921	7,122	(30,654)

Total	$120,554	80,223	45,378

     A reconciliation between the effective income tax rate and the federal statutory income tax rate during fiscal 2003, 2002 and 2001, is as follows:

Fiscal Year	2003	2002	2001
Federal statutory income tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	4.52	4.67	5.37
Amortization of non-deductible goodwill and trade names and write-down of goodwill	—	—	1.82
GameStop undistributed earnings	1.09	1.17	—
Other, net	0.14	(0.59)	(0.69)

Effective income tax rate	40.75%	40.25%	41.50%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of January 31, 2004 and February 1, 2003 are as follows:

	January 31, 2004	February 1, 2003
Deferred tax liabilities:
Operating expenses	$(9,680)	(23,175)
Depreciation	(60,717)	(32,437)
Gain on equity increase in GameStop	(62,507)	(65,306)
Investment in Barnes & Noble.com	(77,135)	(41,253)
Goodwill amortization	(15,100)	(11,241)
GameStop undistributed earnings	(5,545)	(2,332)

Total deferred tax liabilities	(230,684)	(175,744)

Deferred tax assets:
Lease transactions	27,576	26,260
Investments in equity securities	15,095	15,182
Estimated accruals	20,221	24,491
Inventory	25,935	19,116
Pension	5,626	2,296
Insurance liability	7,821	6,824
Loss carryover	5,339	1,155
Other	465	215

Total deferred tax assets	108,078	95,539

Net deferred tax liabilities	$(122,606)	(80,205)

     Deferred income taxes are classified on the Company’s balance sheet as follows:

	January 31, 2004	February 1, 2003
Short-term deferred tax assets (a)	$47,460	39,618
Long-term deferred tax liabilities	(170,066)	(119,823)

	$(122,606)	(80,205)

(a)	Reflected as a component of prepaid expenses and other current assets on the accompanying balance sheet.

     At December 31, 2003, bn.com, which files separate tax returns, had net operating loss carryforwards of approximately $137,028 related to U.S. federal and state jurisdictions. These amounts begin to expire in 2010 and are subject to certain limitations under the Internal Revenue Code. Due to the current uncertainty regarding the realization of the related deferred tax asset of approximately $51,424, a full valuation allowance has been provided. Assuming the Company completes the acquisition of bn.com in fiscal 2004, it will be included in the Company’s federal income tax return and a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

portion of this deferred tax asset may become realizable.

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

     On June 14, 2000, the Company acquired all of the outstanding shares of Funco, Inc., a Minneapolis-based electronic games retailer for approximately $167,560. The acquisition was accounted for by the purchase method of accounting. The excess of purchase price over the net assets acquired, in the amount of approximately $131,400, has been recorded as goodwill and is tested for impairment at least annually, in conformity with SFAS No. 142.

     Through a corporate restructuring, Babbage’s Etc. became a wholly owned subsidiary of Funco, Inc. and the name of Funco, Inc. was changed to GameStop, Inc.

     In February 2002, GameStop completed an initial public offering of shares of its Class A common stock at a price of $18.00 per share, raising net proceeds of approximately $348,000. A portion of the net proceeds was used to repay $250,000 of indebtedness to the Company, with the Company contributing the remaining $150,000 of indebtedness to GameStop as additional paid-in capital. The balance of the net proceeds (approximately $98,000) was used for working capital and general corporate purposes for GameStop. The Company currently owns approximately 64 percent of the outstanding shares of GameStop’s capital stock through its ownership of 100 percent of GameStop’s Class B common stock, which represents 94.5 percent of the combined voting power of all classes of GameStop voting stock. The Company recorded an increase in additional paid-in capital of $155,490 ($90,184 after taxes), representing the Company’s incremental share in the equity of GameStop.

13. Segment Information

     The Company operates under two strategic groups that offer different products. These groups have been aggregated into two reportable operating segments: book operating segment and video game operating segment.

     Book Operating Segment

     This segment includes bookstores primarily under the Barnes & Noble Booksellers and B. Dalton Bookseller trade names. The 647 Barnes & Noble stores generally offer a comprehensive title base, a café, a children’s section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities. The 195 B. Dalton stores are typically small format mall-based stores. In addition, this segment includes Barnes & Noble.com (an online retailer of books, music and DVDs/videos), the Company’s publishing operation (which includes Sterling Publishing) and Calendar Club (a majority-owned subsidiary of the Company that operates seasonal kiosks and seasonal stores). The book operating segment employs a merchandising strategy that targets the mainstream consumer book market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     Video Game Operating Segment

     This segment includes 1,514 video game and PC-entertainment stores primarily under the GameStop trade name, a Web site (www.gamestop.com) and Game Informer magazine. The principal products of these stores are comprised of video-game hardware and software and PC-entertainment software.

     The accounting policies of the segments are the same as those for the Company as a whole. Segment operating profit includes corporate expenses in each operating segment. The Company evaluates the performance of its segments based on operating profit.

     Summarized financial information concerning the Company’s reportable segments is presented below:

	Sales			Depreciation and Amortization
Fiscal Year	2003	2002	2001	2003	2002	2001
Book operating segment	$4,372,177	3,916,544	3,748,992	$134,682	126,138	117,529
Video game operating segment	1,578,838	1,352,791	1,121,398	28,947	22,553	30,297

Total	$5,951,015	5,269,335	4,870,390	$163,629	148,691	147,826

				Equity Investment in
	Operating Profit			Barnes & Noble.com (1)
Fiscal Year	2003	2002	2001	2003	2002	2001
Book operating segment (2)	$225,906	177,041	211,700	$—	23,280	48,217
Operating margin	5.17%	4.52%	5.65%
Video game operating segment	104,384	87,071	34,087	—	—	—
Operating margin	6.61%	6.44%	3.04%

Total	$330,290	264,112	245,787	$—	23,280	48,217

	Capital Expenditures			Total Assets
Fiscal Year	2003	2002	2001	2003	2002	2001
Book operating segment	$100,380	140,016	148,371	$2,608,358	2,191,533	2,026,123
Video game operating segment	63,007	39,529	20,462	898,936	803,894	597,097

Total	$163,387	179,545	168,833	$3,507,294	2,995,427	2,623,220

(1)	On September 15, 2003, the Company acquired a controlling interest in Barnes & Noble.com. As a result, the Company no longer records its investment in Barnes & Noble.com under the equity method of accounting.

(2)	Fiscal 2002 operating profit is net of an impairment charge of $25,328. Excluding the impairment charge, fiscal 2002 operating profit would have been $202,369. Fiscal 2001 operating profit is net of legal settlement expense of $4,500. Excluding the legal settlement expense, fiscal 2001 operating profit would have been $216,200.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

A reconciliation of operating profit from reportable segments to earnings before taxes and minority interest in the consolidated financial statements is as follows:

Fiscal Year	2003	2002	2001
Reportable segments operating profit	$330,290	264,112	245,787
Interest, net	(20,140)	(21,506)	(36,334)
Equity in net loss of Barnes & Noble.com	(14,311)	(26,795)	(88,378)
Other expense	—	(16,498)	(11,730)

Consolidated earnings before income taxes and minority interest	$295,839	199,313	109,345

14. Comprehensive Earnings (Loss)

     Comprehensive earnings are net earnings, plus certain other items that are recorded directly to shareholders’ equity, as follows:

Fiscal Year	2003	2002	2001
Net earnings	$151,853	99,948	63,967
Other comprehensive earnings (loss):
Foreign currency translation adjustments	296	—	—
Unrealized gain (loss) on available-for-sale securities (net of deferred tax expense (benefit) of $88, ($1,292) and ($5,437), respectively)	128	(1,859)	(7,665)
Less: reclassification adjustment (net of deferred income tax expense of $0, $10,465 and $395, respectively)	—	14,809	556

	128	12,950	(7,109)

Unrealized loss on derivative instrument (net of deferred tax of $2, $931 and $936, respectively)	3	1,316	(1,320)
Minimum pension liability (net of deferred tax expense (benefit) of $1,416 and ($7,429), respectively)	2,058	(11,027)	—

Total comprehensive earnings	$154,338	103,187	55,538

15. Changes in Intangible Assets and Goodwill

     The following intangible assets were acquired by the Company primarily in connection with the purchase of Sterling Publishing in the fourth quarter of fiscal 2002 and the purchase of Bertelsmann’s interest in Barnes & Noble.com in fiscal 2003:

	As of January 31, 2004
	Gross Carrying	Accumulated
	Amount	Amortization	Total
Amortizable intangible assets	$23,288	(3,132)	$20,156
Unamortizable intangible assets	74,418	—	74,418

	$97,706	(3,132)	$94,574

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     Amortizable intangible assets consist primarily of author contracts which are being amortized on a straight-line basis over a period of 10 years. Unamortizable intangible assets consist primarily of a trade name.

Aggregate Amortization Expense:
For the 52 weeks ended January 31, 2004	$3,132

Estimated Amortization Expense:
(12 months ending on or about January 31)
2005	$4,684
2006	$2,322
2007	$1,991
2008	$1,899
2009	$1,849

     The changes in the carrying amount of goodwill for the 52 weeks ended January 31, 2004 are as follows:

	Video Game	Book
	Operating	Operating
	Segment	Segment	Total
Balance as of February 1, 2003	$317,957	72,439	$390,396
Goodwill acquired (See footnotes 8 and 9)	2,869	102,075 (a)	104,944
Acquisition of minority interest	12,642	—	12,642
Acquisition adjustment	—	1,262	1,262

Balance as of January 31, 2004	$333,468	175,776	$509,244

(a)	Relates primarily to the acquisition of an approximate 37 percent economic interest in Barnes & Noble.com and is based on a preliminary assessment that is subject to revision as more detailed analysis is completed.

     During the first quarter of fiscal 2003, the purchase price related to the acquisition of Sterling Publishing was allocated based on the valuation performed by an independent firm. As a result, $48,176 was reallocated from goodwill to the intangible assets noted above retroactive to February 1, 2003.

16. Shareholders’ Equity

     In fiscal 1999, the Board of Directors authorized a common stock repurchase program for the purchase of up to $250,000 of the Company’s common shares. As of January 31, 2004, the Company has repurchased 8,807,700 shares at a cost of approximately $189,661 under this program. The repurchased shares are held in treasury.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

17. Impairment Charge

     During the first quarter of fiscal 2002, the Company deemed the decline in value in its available-for-sale securities in Gemstar-TV Guide International, Inc. (Gemstar) and Indigo Books & Music Inc. (Indigo) to be other than temporary. The investments had been carried at fair market value with unrealized gains and losses included in shareholders’ equity. Events such as Gemstar’s largest shareholder taking an impairment charge for its investment, the precipitous decline in the stock price subsequent to the abrupt resignation of one of its senior executives, the questioning of aggressive revenue recognition policies and the filing of a class action lawsuit against Gemstar, were among the items which led to management’s decision to record an impairment for its investment in Gemstar of nearly $24,000 (before taxes). The Company’s decision to record an impairment charge for its investment in Indigo was based on a review of Indigo’s financial condition and historical share trading data. As a result, the Company recorded a non-cash impairment charge to operating earnings of $25,328 ($14,944 after taxes) to reclassify the accumulated unrealized losses and to write down the investments to their fair market value at the close of business on May 4, 2002. In the second quarter of fiscal 2002, the Company sold its investment in Gemstar resulting in a loss of $297.

18. Stock Option Plans

     The Company grants options to purchase Barnes & Noble, Inc. (BKS), GameStop Corp. (GME) and barnesandnoble.com inc. (BNBN) common shares under the incentive plans discussed below. In accordance with SFAS No. 123, the Company discloses the pro forma impact of recording compensation expense utilizing the Black-Scholes model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model does not necessarily provide a reliable measure of the fair value of the companies’ stock options. The pro forma effect on net income and earnings per share, had the Company applied the fair-value-recognition provisions of SFAS No. 123, is shown in Note 1.

     BKS Stock Option Plans

     The Company currently has two incentive plans under which stock options have been granted to officers, directors and key employees of the Company, the 1991 Employee Incentive Plan (the 1991 Plan) and the 1996 Incentive Plan (the 1996 Plan). Additionally, options may continue to be granted in the future under the 1996 Plan. The options to purchase common shares generally are issued at fair market value on the date of the grant, begin vesting after one year in 33-1/3 percent or 25 percent increments per year, expire 10 years from issuance and are conditioned upon continual employment during the vesting period.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     Leonard Riggio, the Company’s chairman, exercised 1,318,750 stock options in September 2003, by tendering in payment of the exercise price of the stock options 606,277 shares that he held in the Company’s stock. Mr. Riggio elected to defer receipt of the balance of the shares (712,473) due from the exercise pursuant to the Company’s Executive Deferred Compensation Plan. In accordance therewith, the Company established a rabbi trust for the benefit of Mr. Riggio which holds 712,473 shares of the Company’s common stock. The shares held by the rabbi trust are treated as treasury stock. Due to the deferred compensation arrangement these shares are included in the denominator of the EPS calculation in accordance with SFAS No. 128, “Earnings per share” when the impact is not antidilutive.

     The weighted-average fair value of the options granted during fiscal 2003, 2002 and 2001 were estimated at $8.02, $8.96 and $10.13, respectively, using the Black-Scholes option-pricing model with the following assumptions:

Fiscal Year	2003	2002	2001
Volatility	40%	40%	35%
Risk-free interest rate	2.71%	3.51%	4.86%
Expected life	6 years	6 years	6 years

A summary of the status of the Company’s BKS stock options is presented below:

		Weighted-Average
(Thousands of shares)	Shares	Exercise Price
Balance, February 3, 2001	12,016	$17.15
Granted	2,204	18.24
Exercised	(2,163)	21.81
Forfeited	(362)	23.76

Balance, February 2, 2002	11,695	18.04
Granted	2,182	20.09
Exercised	(385)	18.52
Forfeited	(924)	20.22

Balance, February 1, 2003	12,568	18.22
Granted	1,967	18.78
Exercised	(5,063)	13.04
Forfeited	(573)	20.98

Balance, January 31, 2004	8,899	$21.12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The following table summarizes information as of January 31, 2004 concerning outstanding and exercisable options:

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-
Range of	Number	Remaining	Average	Number	Weighted-
Exercise	Outstanding	Contractual	Exercise	Exercisable	Average
Prices	(000s)	Life	Price	(000s)	Exercise Price
$10.00 - $16.80	2,329	6.59	$15.55	818	$14.30
$17.13 - $24.43	5,087	7.01	$20.98	2,324	$21.22
$26.50 - $34.75	1,483	5.96	$30.35	1,052	$30.85

$10.00 - $34.75	8,899	6.73	$21.12	4,194	$22.29

     GME Stock Option Plans

     In August 2001, the Company approved the 2001 Incentive Plan of GameStop (the 2001 Plan). The 2001 Plan assumed (by the issuance of replacement options) all stock options outstanding as of the effective date under the 2000 Incentive Plan of GameStop, Inc. (the 2000 Plan) under the same terms.

     Effective September 13, 2000, the Company approved the 2000 Plan. The 2000 and 2001 Plans, as amended, provide a maximum aggregate amount of 20,000,000 shares of common stock with respect to which options may be granted and provide for the granting of incentive stock options, non-qualified stock options, and restricted stock, which may include, without limitation, restrictions on the right to vote such shares and restrictions on the right to receive dividends on such shares. The options to purchase common shares generally are issued at fair market value on the date of grant. Generally, the options vest and become exercisable ratably over a three-year period, commencing one year after the grant date, and expire ten years from issuance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     A summary of the status of the Company’s GME stock options is presented below:

		Weighted-Average
(Thousands of shares)	Shares	Exercise Price
Balance, February 3, 2001	4,470	$3.53
Granted	4,500	4.51
Exercised	—	—
Forfeited	(159)	3.53

Balance, February 2, 2002	8,811	4.03
Granted	4,545	18.02
Exercised	(287)	3.53
Forfeited	(309)	12.10

Balance, February 1, 2003	12,760	8.83
Granted	1,119	12.19
Exercised	(1,943)	3.55
Forfeited	(629)	16.55

Balance, January 31, 2004	11,307	$9.63

     The following table summarizes information as of January 31, 2004 concerning outstanding and exercisable options:

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-
Range of	Number	Remaining	Average	Number	Weighted-
Exercise	Outstanding	Contractual	Exercise	Exercisable	Average
Prices	(000s)	Life	Price	(000s)	Exercise Price
$3.53 - $4.51	6,436 (1)	7.21	$4.21	6,436	$4.21
$11.80 - $12.71	925	9.17	$11.90	—	$11.90
$15.25 - $16.48	115	9.60	$15.41	5	$15.41
$18.00 - $21.25	3,831	8.31	$18.03	1,355	$18.03

$3.53 - $21.25	11,307	7.68	$9.63	7,796	$6.62

(1) 4,500 of these options, at a $4.51 exercise price, are held by Leonard Riggio, the Company’s Chairman of the Board and principal stockholder.

     The weighted-average fair value of the options granted during the 52 weeks ended January 31, 2004, February 1, 2003 and February 2, 2002 were estimated at $5.30, $8.08 and $2.75, respectively, using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year	2003	2002	2001
Volatility	62%	62%	61%
Risk-free interest rate	3.19%	4.60%	4.97%
Expected life	6 years	6 years	6 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

BNBN Stock Option Plans

     As of December 31, 1998, bn.com had one incentive plan (the 1998 Plan) under which stock options were granted to key officers, employees, consultants, advisors, and managers of bn.com and its subsidiaries and affiliates. Bn.com’s Compensation Committee of the Board of Managers was responsible for the administration of the 1998 Plan. Generally, options were granted at fair market value, began vesting one year after grant in 25 percent increments, were to expire 10 years from issuance and were conditioned upon continual employment during the vesting period. Options granted under the 1998 Plan were replaced with options to purchase shares of Class A Common Stock of bn.com under its 1999 Incentive Plan (the 1999 Plan). The 1999 Plan is substantially the same as the 1998 Plan, and is administered by the Compensation Committee of bn.com’s Board of Directors. The 1999 Plan allows bn.com to grant options to purchase 25,500,000 shares of bn.com’s Class A Common Stock.

     A summary of the status of the Company’s BNBN stock options as of bn.com’s fiscal year-ends is presented below:

		Weighted-Average
(Thousands of shares)	Shares	Exercise Price
Balance, December 31, 2000	18,890	$4.93
Granted	9,283	1.29
Exercised	—	—
Forfeited	(9,033)	4.34

Balance, December 31, 2001	19,140	3.44
Granted	3,638	1.19
Exercised	(15)	1.05
Forfeited	(4,591)	2.97

Balance, December 31, 2002	18,172	3.11
Granted	2,421	1.48
Exercised	(4,478)	1.29
Forfeited	(1,173)	4.46

Balance, December 31, 2003	14,942	$3.29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The following table summarizes information as of December 31, 2003 (bn.com’s fiscal year-end) concerning outstanding and exercisable options:

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-
Range of	Number	Remaining	Average	Number	Weighted-
Exercise	Outstanding	Contractual	Exercise	Exercisable	Average
Prices	(000s)	Life	Price	(000s)	Exercise Price
$0.80 - $2.43	8,439	7.74	$1.25	8,292	$1.22
$2.50 - $4.91	3,385	4.55	$3.79	3,385	$3.79
$5.13 - $8.00	2,563	5.61	$7.93	2,563	$7.93
$8.13 - $18.38	555	6.33	$9.43	555	$9.43

$0.80 - $18.38	14,942	6.60	$3.29	14,795	$3.28

     The weighted-average fair value of the options granted during bn.com’s fiscal years ended December 31, 2003, 2002 and 2001 were estimated at $1.03, $1.06 and $1.06, respectively, using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year Ended December 31,	2003	2002	2001
Volatility	102%	140%	113%
Risk-free interest rate	3.65%	4.00%	5.25%
Expected life	4 years	5 years	5 years

19. Commitments and Contingencies

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

     Rental expense under operating leases are as follows:

Fiscal Year	2003	2002	2001
Minimum rentals	$391,676	370,746	358,522
Percentage rentals	12,600	15,404	14,274

	$404,276	386,150	372,796

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of January 31, 2004 are:

Fiscal Year
2004	$383,889
2005	366,072
2006	340,826
2007	321,760
2008	296,666
After 2008	1,227,150

$2,936,363

     The Company provides for minimum rent expense over the lease terms on a straight-line basis. The excess of such rent expense over actual lease payments is reflected primarily in other long-term liabilities in the accompanying balance sheets.

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

20. Legal Proceedings

     There have been no material developments with respect to previously reported legal proceedings, except as follows:

     In August 1998, The Intimate Bookshop, Inc. and its owner, Wallace Kuralt, filed a lawsuit in the United States District Court for the Southern District of New York against the Company, Borders Group, Inc. and others, alleging violation of the Robinson-Patman Act and other federal law, New York statutes governing trade practices and common law. In March 2000, a Second Amended Complaint was served on the Company and other defendants alleging a single cause of action for violations of the Robinson-Patman Act. The Second Amended Complaint claims that The Intimate Bookshop, Inc. has suffered damages of $11,250 or more and requests treble damages, costs, attorneys’ fees and interest, as well as declaratory and injunctive relief prohibiting the defendants from violating the Robinson-Patman Act. The Company served an Answer in April 2000 denying the material allegations of the Second Amended Complaint and asserting various affirmative defenses. On January 11, 2002, the Company and the other defendants filed a motion for summary judgment. A hearing on that motion was held on March 22, 2002. On September 30, 2003, the court granted defendants’ motion and dismissed all of plaintiff’s claims. Plaintiff filed a notice of appeal of that decision, which was withdrawn on February 10, 2004.

     On March 14, 2003, a Company employee filed a class action lawsuit in the Superior Court of California, Orange County against the Company. The complaint alleges that the Company improperly classified the assistant store managers, department managers and receiving managers working in its California stores as salaried exempt employees. The complaint alleges that these employees spent more

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

than 50 percent of their time performing non-exempt work and should have been classified as non-exempt employees. The complaint alleges violations of the California Labor Code and California Business and Professions Code and seeks relief, including overtime compensation, prejudgment interest, penalties, attorneys’ fees and costs. The Company intends to vigorously defend this action, including contesting its certification of a class action.

     Following the November 7, 2003 announcement of the Company’s proposal to purchase all of the outstanding shares of bn.com’s common stock at a price of $2.50 per share in cash, fifteen substantially similar putative class action lawsuits were filed by individual stockholders of bn.com against bn.com, bn.com’s directors and the Company in the Delaware Court of Chancery. The complaints in these actions, which purported to be brought on behalf of all of bn.com’s stockholders excluding the defendants and their affiliates, generally alleged (i) breaches of fiduciary duty by the Company and bn.com’s directors, (ii) that the consideration offered by the Company was inadequate and constituted unfair dealing and (iii) that the Company, as controlling stockholder, breached its duty to bn.com’s remaining stockholders by acting to further its own interests at the expense of bn.com’s remaining stockholders. The complaints sought to enjoin the proposal or, in the alternative, damages in an unspecified amount and rescission in the event a merger occurred pursuant to the proposal. The complaints were eventually consolidated under the caption In re BarnesandNoble.com, Inc. Shareholders Litigation, Consolidated Civil Action No. 042-N. On January 8, 2004, the parties executed a Memorandum of Understanding reflecting the parties’ agreement to settle the action. Pursuant to the terms of the Memorandum of Understanding, the parties agreed in good faith to execute as soon as practicable a Stipulation of Settlement providing for, among other things, the release of all claims of the plaintiffs and other members of the class against defendants that were or could have been asserted in the action or in any way arise out of or in connection with the merger. The Stipulation of Settlement also is to expressly provide that the defendants in the action deny that they have committed any violation of law whatsoever and are entering into the Stipulation of Settlement solely to eliminate the burden, expense and distraction of further litigation and to permit the merger to proceed as scheduled. The parties subsequently agreed that plaintiffs’ counsel will apply to the court for an award of attorney’s fees and costs in the amount of $600 and that defendants will not object to a fee award up to that amount. It was further agreed that defendants would pay or reimburse the costs of mailing. The settlement is contingent upon, among other things, court approval, the merger consideration being $3.05 per share in cash and consummation of the merger.

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

21. Certain Relationships and Related Transactions

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

     The Company leases space for its executive offices in properties in which Leonard Riggio has a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,275, $4,043 and $3,966 in fiscal years 2003, 2002 and 2001, respectively. Rent per square foot is approximately $28.00, which is currently below market.

     The Company leases a 75,000 square-foot office/warehouse from a partnership in which Leonard Riggio has a 50 percent interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid $638, $752 and $490 in fiscal years 2003, 2002 and 2001, respectively.

     The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by Leonard Riggio, subleases space from the Company. Occupancy costs allocated by the Company to B&N College for this space totaled $823, $771 and $748 for fiscal years 2003, 2002 and 2001, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

     The Company subleased warehouse space from Barnes & Noble.com in Reno, Nevada. The Company paid Barnes & Noble.com $279 and $1,838 for such subleased space during fiscal 2002 and 2001, respectively. Additionally, in January 2001, the Company purchased $6,186 of warehouse equipment (valued at original cost) from bn.com’s Reno warehouse. In January 2002, bn.com determined it could not effectively utilize the full capacity of the Reno, Nevada distribution center. As a result, bn.com’s Board of Directors approved the transfer of the Reno warehouse lease and the sale of inventory located in Reno to the Company. The Company purchased the inventory from Barnes & Noble.com at cost for $9,877. In addition, the Company spent $1,755 to refurbish the facility. The Company’s Board of Directors also approved the Company’s assumption of the lease, which expires in 2010, and the hiring of all of the employees at the Reno facility. The Reno lease assignment and the transfer of the Reno facility to the Company was completed in April 2002. The Company uses the Reno facility to facilitate distribution to its current and future West Coast stores. In connection with the transition, Barnes & Noble.com agreed to pay one-half of the rent for the Reno facility through December 31, 2002. Barnes & Noble.com paid $905 in relation to these expenses for fiscal year 2002.

     The Company subleases to Barnes & Noble.com approximately one-third of a 300,000 square-foot warehouse facility located in New Jersey. The Company has received from Barnes & Noble.com $558, $498 and $479 for such subleased space during fiscal 2003, 2002 and 2001, respectively. The amount paid by Barnes & Noble.com to the Company approximates the cost per square foot paid by the Company as a tenant pursuant to the lease of the space from an unaffiliated third party.

     The Company has an agreement (the Supply Agreement) with Barnes & Noble.com whereby the Company charges Barnes & Noble.com the costs associated with such purchases plus incremental overhead incurred by the Company in connection with providing such inventory. The Supply Agreement is subject to certain termination provisions. Barnes & Noble.com purchased $113,758, $108,269 and $119,290 of merchandise from the Company during fiscal 2003, 2002 and 2001, respectively. The Company charged Barnes & Noble.com incremental fees of $3,303, $2,391 and $2,057 during fiscal 2003, 2002 and 2001. Barnes & Noble.com expects to source purchases through the Company in the future.

     The Company has entered into agreements whereby Barnes & Noble.com receives various services from the Company, including, among others, services for payroll processing, benefits administration, insurance (property, casualty, medical, dental, life, etc.), tax, traffic, fulfillment and telecommunications. In accordance with the terms of such agreements, the Company has received, and expects to continue to receive, fees in an amount equal to the direct costs plus incremental expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

associated with providing such services. The Company received $2,025, $3,453 and $5,465 for such services during fiscal 2003, 2002 and 2001, respectively.

     The aggregate receivable (which is historically settled within 60 days) from Barnes & Noble.com, prior to the Company acquiring a majority interest, in connection with the agreements described above was $55,174 and $47,204 as of February 1, 2003 and February 2, 2002, respectively.

     The Company and Barnes & Noble.com commenced a marketing program in November 2000, whereby a customer purchases a subscription to the Barnes & Noble Membership Program for an annual membership fee of $25.00 which is non-refundable after the first 30 days of the membership term. With this card, customers can receive discounts of 10 percent on all Company purchases and 5 percent on all Barnes & Noble.com purchases. The Company and Barnes & Noble.com have agreed to share the expenses, net of revenue from the sale of the cards, related to this program in proportion to the discounts customers receive on purchases with each company.

     In 2002, the Company through its wholly owned subsidiary, Marketing Services (Minnesota) Corp., entered into an agreement with Barnes & Noble.com for marketing services, which includes the issuance of gift cards. Under this agreement, the Company paid Barnes & Noble.com $18,153 and $5,273 during fiscal 2003 and 2002, respectively, which represents reimbursement for gift cards purchased in a Barnes & Noble store and redeemed on the Barnes & Noble.com Web site.

     Barnes & Noble.com, through its fulfillment centers, ships various customer orders for the Company to its retail stores as well as to the Company’s customers’ homes. Barnes & Noble.com charges the Company the costs associated with such shipments plus any incremental overhead incurred by Barnes & Noble.com to process these orders. The Company paid Barnes & Noble.com $2,662, $1,746 and $1,030 for shipping and handling during fiscal 2003, 2002 and 2001, respectively. In addition, during fiscal 2001, the Company and Barnes & Noble.com reached an agreement whereby the Company pays a commission on all items ordered by customers at the Company’s stores and shipped directly to customers’ homes by Barnes & Noble.com. Commissions paid for these sales were $1,505, $1,547 and $359 during fiscal 2003, 2002 and 2001, respectively.

     The Company paid B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges are included in the accompanying consolidated statements of operations and approximated $237, $219 and $188 for fiscal 2003, 2002 and 2001, respectively. B&N College purchased inventory, at cost plus an incremental fee, of $43,403, $44,944 and $41,452 from the Company during fiscal 2003, 2002 and 2001, respectively. The Company charged B&N College $2,198, $2,064 and $1,517 for fiscal years 2003, 2002 and 2001, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

     The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which include fuel, insurance, personnel and other costs approximated $2,373, $1,872 and $2,228 during fiscal 2003, 2002 and 2001, respectively, and are included in the accompanying consolidated statements of operations.

     In fiscal 1999, the Company acquired Babbage’s Etc., one of the nation’s largest video-game and entertainment-software specialty retailers, a company majority owned by Leonard Riggio. An independent Special Committee of the Board of Directors negotiated and approved the acquisition on behalf of the Company. The Company made an additional payment in fiscal 2002 due to certain financial performance targets having been met during fiscal 2001. In fiscal 2000, the Company acquired Funco,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Inc. Through a corporate restructuring, Babbage’s Etc. became a wholly owned subsidiary of Funco, Inc. and the name of Funco, Inc. was changed to GameStop, Inc. In fiscal 2002, the Company completed an initial public offering of its GameStop subsidiary which resulted in the Company retaining an approximate 63 percent interest in GameStop. The Company’s total investment in GameStop amounted to approximately $400,000, of which $250,000 was repaid out of GameStop’s IPO proceeds and $150,000 was converted into a capital contribution.

     GameStop operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7 percent of the gross sales of such departments. The Company charged GameStop a license fee of $974 and $1,103 during fiscal 2003 and 2002.

     GameStop participates in the Company’s worker’s compensation, property and general liability insurance programs. The costs incurred by the Company under these programs are allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. The Company charged GameStop for these services $2,363 and $1,726 during fiscal 2003 and 2002, respectively.

     In fiscal 2003, GameStop purchased an airplane from B&N College. The purchase price was $9,500 and was negotiated through an independent third party following an independent appraisal.

     The Company is provided with national freight distribution, including trucking services by the Argix Direct Inc. (Argix) (formerly the LTA Group, Inc.), a company in which a brother of Leonard and Stephen Riggio owns a 20 percent interest. The Company paid Argix $19,430, $18,509 and $17,746 for such services during fiscal years 2003, 2002 and 2001, respectively. The Company believes the cost of freight delivered to the stores is comparable to the prices charged by publishers and other third-party freight distributors. Argix subleased warehouse space from the Company in Jamesburg, New Jersey. Argix paid the Company $1,822, $1,831 and $1,880 for such subleased space during fiscal 2003, 2002 and 2001, respectively.

     Since 1993, the Company has used AEC One Stop Group, Inc. (AEC) as its primary music and DVD/video supplier and to provide a music and video database. AEC is one of the largest wholesale distributors of music and DVD/videos in the United States. In 1999, AEC’s parent corporation was acquired by an investor group in which Leonard Riggio was a minority investor. The Company paid AEC $246,470, $246,409 and $169,879 for merchandise purchased during fiscal 2003, 2002 and 2001, respectively. In addition, the Company paid AEC $3,721, $7,736 and $2,554 for database equipment and services during fiscal 2003, 2002 and 2001, respectively. The Company believes the cost charged by AEC are comparable to other suppliers. Amounts payable to AEC for merchandise purchased were $20,897 and $21,967 as of January 31, 2004 and February 1, 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

22. Selected Quarterly Financial Information (Unaudited)

     A summary of quarterly financial information for each of the last two fiscal years is as follows:

					Total
Fiscal 2003 Quarter End	April	July	October	January	Fiscal
On or About	2003	2003	2003	2004	Year 2003
Sales	$1,185,605	1,283,243	1,270,072	2,212,095	5,951,015
Gross profit	$300,645	336,973	348,249	641,381	1,627,248
Equity in net loss of Barnes & Noble.com (a)	$(4,972)	(5,404)	(3,935)	—	(14,311)
Net earnings (loss)	$(2,026)	13,663	10,173	130,043	151,853
Earnings (loss) per common share
Basic	$(0.03)	0.21	0.15	1.92	2.30
Diluted	$(0.03)	0.20	0.14	1.65	2.07

					Total
Fiscal 2002 Quarter End	April	July	October	January	Fiscal
On or About	2002	2002	2002	2003	Year 2002
Sales	$1,133,126	1,159,214	1,130,885	1,846,110	5,269,335
Gross profit	$283,633	302,055	293,917	533,888	1,413,493
Equity in net loss of Barnes & Noble.com (a)	$(7,435)	(7,469)	(6,323)	(5,568)	(26,795)
Net earnings (loss)	$(16,321)	1,429	3,829	111,011	99,948
Earnings (loss) per common share
Basic	$(0.25)	0.02	0.06	1.72	1.51
Diluted	$(0.25)	0.02	0.05	1.49	1.39

(a)	Based on varying ownership interests as more fully discussed in Note 8 of the Notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Barnes & Noble, Inc.

     We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of January 31, 2004 and February 1, 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three fiscal years in the period ended January 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and its subsidiaries as of January 31, 2004 and February 1, 2003 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the Consolidated Financial Statements, effective February 3, 2002, the Company adopted Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets.

New York, New York
March 17, 2004

/s/ BDO Seidman, LLP

BDO Seidman, LLP