Form 10-K, Exhibit 13
period 2005-01-29
BARNES & NOBLE INC
filed 2005-04-14
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended January 29, 2005 (fiscal 2004), 52 weeks ended January 31, 2004 (fiscal 2003) and 52 weeks ended February 1, 2003 (fiscal 2002) and the Balance Sheet Data as of January 29, 2005 and January 31, 2004 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended February 2, 2002 (fiscal 2001) and 53 weeks ended February 3, 2001 (fiscal 2000) and the Balance Sheet Data as of February 1, 2003, February 2, 2002 and February 3, 2001 are derived from audited consolidated financial statements not included in this report.

     The Company has restated its previously reported consolidated financial statements for fiscal 2003, 2002, 2001 and 2000 to reflect certain adjustments related to lease accounting as discussed in Note 1 to the Notes to Consolidated Financial Statements.

Fiscal Year
(Thousands of dollars, except per share data)	2004	2003 (1)	2002	2001	2000
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble stores	$4,121,398	3,860,347	3,574,909	3,359,464	3,169,591
B. Dalton stores	176,490	221,020	260,024	310,303	372,230
Barnes & Noble.com(1)	419,821	151,229	—	—	—
Other(2)	155,886	139,581	81,611	79,225	76,419

Total sales	4,873,595	4,372,177	3,916,544	3,748,992	3,618,240

Cost of sales and occupancy	3,386,619	3,060,462	2,731,588	2,611,674	2,526,549

Gross profit	1,486,976	1,311,715	1,184,956	1,137,318	1,091,691
Selling and administrative expenses	1,052,345	910,448	816,597	769,014	704,871
Depreciation and amortization	181,553	166,825	154,844	142,040	144,295
Pre-opening expenses	8,862	8,668	11,933	10,355	9,020
Impairment charge(3)	—	—	25,328	—	106,833
Legal settlement expense(4)	—	—	—	4,500	—

Operating profit	244,216	225,774	176,254	211,409	126,672
Interest expense, net and amortization of deferred financing fees(5)	(11,028)	(20,944)	(22,136)	(16,882)	(30,130)
Debt redemption charge(6)	(14,582)	—	—	—	—
Equity in net loss of Barnes & Noble.com(1)	—	(14,311)	(26,795)	(88,378)	(103,936)
Other expense(7)	—	—	(16,498)	(11,730)	(9,346)

Earnings (loss) before taxes and minority interest	218,606	190,519	110,825	94,419	(16,740)
Income taxes	94,001	78,779	44,609	39,184	18,580

Earnings (loss) before minority interest	124,605	111,740	66,216	55,235	(35,320)
Minority interest (8)	(1,230)	(536)	—	—	—

Earnings (loss) from continuing operations	123,375	111,204	66,216	55,235	(35,320)
Earnings (loss) from discontinued operations (net of income tax)	20,001	40,571	33,262	8,562	(17,313)

Net earnings (loss)	$143,376	151,775	99,478	63,797	(52,633)

Basic earnings (loss) per common share
Earnings (loss) from continuing operations	$1.79	1.69	1.00	0.83	(0.55)
Earnings (loss) from discontinued operations	0.29	0.61	0.50	0.13	(0.27)

Net earnings (loss)	$2.08	2.30	1.50	0.96	(0.82)

Diluted earnings (loss) per common share
Earnings (loss) from continuing operations	$1.68	1.57	0.99	0.82	(0.55)
Earnings (loss) from discontinued operations	0.25	0.50	0.40	0.11	(0.27)

Net earnings (loss)	$1.93	2.07	1.39	0.93	(0.82)

Fiscal Year
(Thousands of dollars, except per share data)	2004	2003 (1)	2002	2001	2000
Weighted average common shares outstanding

Basic	69,018,000	65,989,000	66,362,000	66,393,000	64,341,000
Diluted	75,696,000	77,105,000	77,680,000	77,839,000	64,341,000

OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	666	647	628	591	569
B. Dalton stores	154	195	258	305	339

Total	820	842	886	896	908

Comparable store sales increase (decrease)(9)
Barnes & Noble stores	3.1%	3.2%	0.0%	2.7%	4.9%
B. Dalton stores	(2.2)	(2.0)	(6.4)	(3.7)	(1.7)

Capital expenditures	$184,885	130,103	184,559	187,300	144,445
BALANCE SHEET DATA:
Total assets	$3,351,121	3,851,987	3,222,807	2,834,065	2,753,902
Long-term debt	$245,000	300,000	300,000	449,000	666,900

(1)	Fiscal 2003 includes the results of operations of barnesandnoble.com llc (Barnes & Noble.com) from September 15, 2003, the date the Company acquired a controlling interest in Barnes & Noble.com. Prior to the acquisition date, the Company accounted for the results of Barnes & Noble.com under the equity method of accounting. See Note 8 to the Notes to Consolidated Financial Statements.

(2)	Includes primarily Calendar Club L.L.C. (Calendar Club) (for all periods presented) and third-party sales of Sterling Publishing Co., Inc. (from its acquisition in January 2003) and Barnes & Noble Publishing (for all periods presented).

(3)	In fiscal 2002, the Company recorded a non-cash charge to operating earnings to write down its investments in Gemstar-TV Guide International, Inc. and Indigo Books & Music Inc. to their fair market value. In fiscal 2000, the Company recorded a non-cash charge to adjust the carrying value of certain assets, primarily goodwill relating to the purchase of B. Dalton and other mall-bookstore assets.

(4)	Represents legal and settlement costs associated with the lawsuit brought by the American Booksellers Association.

(5)	Interest expense for fiscal 2004, 2003, 2002, 2001 and 2000 is net of interest income of $3,461, $726, $1,501, $1,196 and $834, respectively.

(6)	One-time charge associated with the redemption of the Company’s convertible subordinated notes in fiscal 2004.

(7)	In fiscal 2002, the Company determined that a decrease in value in certain of its equity investments occurred which was other than temporary. As a result, other expense of $16,498 in fiscal 2002 includes the recognition of losses of $11,485 in excess of what would otherwise have been recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The

$16,498 loss in other expense was primarily comprised of $8,489 attributable to iUniverse.com, $5,081 attributable to BOOK® magazine and $2,351 attributable to enews, inc. Included in other expense in fiscal 2001 and 2000 are losses of $12,066 and $9,730, respectively from the Company’s equity investments.

(8)	Minority interest represents the approximate 26% outside interest in Calendar Club.

(9)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open for 15 months for Barnes & Noble stores (due to the high sales volume associated with grand openings) and 12 months for B. Dalton stores.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, “fiscal 2005” represents the 52 weeks ending January 28, 2006, “fiscal 2004” represents the 52 weeks ended January 29, 2005, “fiscal 2003” represents the 52 weeks ended January 31, 2004 and “fiscal 2002” represents the 52 weeks ended February 1, 2003.

Restatement of Financial Statements

     As a result of a recent clarification from the Security and Exchange Commission, the Company re-evaluated its lease accounting policies. Like many other companies within the retail industry that corrected commonly accepted lease accounting practices, the Company has changed the way it accounts for its leases, including the accounting for tenant allowances and rent holidays during the store build-out period. As a result of its review, the Company has corrected its lease accounting policies in fiscal 2004, and while it does not consider such corrections to be material to any one year, has restated certain historical financial information for prior periods. The restatement adjustments are non-cash and had no impact on revenues or total cash flows.

     Consistent with common retail industry practice, the Company had previously classified tenant allowances received as a result of store openings as a reduction in capital expenditures. The Company has reclassified tenant allowances received from a reduction of fixed assets to an increase in other long-term liabilities. The related amortization of such amounts has been reclassified from a reduction of depreciation expense to a reduction of cost of sales and occupancy. Such amortization reclassifications amounted to $32.1 million and $28.7 million in fiscal 2003 and 2002, respectively.

     In addition, consistent with industry practice, the Company had recognized the straight-line expense for leases beginning on the earlier of the store opening date or the commencement date of the lease, which had the effect of excluding the construction period of its stores from the calculation of the period over which it expenses rent. In order to correct the straight-line rent expense to include the store build-out period, in fiscal 2003 and 2002 the Company has decreased cost of sales and occupancy and increased gross profit by $2.7 million and $2.6 million, respectively, decreased operating profit and earnings before taxes and minority interest by $0.1 million and $0.8 million, respectively, and decreased net earnings by $0.1 million ($0.00 per share) and $0.5 million ($0.01 per share), respectively.The cumulative effect of such adjustments relating to periods prior to fiscal 2002 amounting to $18.0 million, has been recorded as a reduction of retained earnings as of February 2, 2002. The Company also restated the quarterly financial information for fiscal 2003 and the first three quarters of fiscal 2004 (see Note 20 to the Notes to Consolidated Financial Statements).

     The January 31, 2004 balance sheet has been adjusted to reflect the combined impact of the above restatements by increasing net property and equipment by $225.0 million, increasing deferred rent (other long-term liabilities) by $256.7 million, increasing deferred tax assets by $13.2 million and decreasing retained earnings and shareholders’ equity by $18.6 million.

General

     The Company is the nation’s largest bookseller1, and as of January 29, 2005 operates 820 bookstores. Of the 820 bookstores, 666 operate primarily under the Barnes & Noble Booksellers trade

[1]	Based upon sales reported in trade publications and public filings.

name (32 of which were opened in fiscal 2004) and 154 operate primarily under the B. Dalton Bookseller trade name. Barnes & Noble conducts the online part of its business through barnesandnoble.com llc (Barnes & Noble.com), one of the largest sellers of books on the Internet. Through Sterling Publishing Co., Inc. (Sterling), the Company is one of the top 25 publishers in the nation and the industry’s leading publisher of how-to books. The Company employed approximately 42,000 full- and part-time employees as of January 29, 2005.

     Barnes & Noble is the nation’s largest operator of bookstores1 with 666 Barnes & Noble stores located in 49 states and the District of Columbia as of January 29, 2005. With nearly 40 years of bookselling experience, management has a strong sense of customers’ changing needs and the Company leads book retailing with a “community store” concept. Barnes & Noble’s typical store offers a comprehensive title base, a café, a children’s section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities, that make each Barnes & Noble store an active part of its community.

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

     During fiscal 2004, the Company added 0.6 million square feet to the Barnes & Noble store base, bringing the total square footage to 16.4 million square feet, a four percent increase over the prior year. Barnes & Noble stores contributed approximately 85 percent of the Company’s total sales in fiscal 2004. The Company plans to open between 30 and 35 Barnes & Noble stores in fiscal 2005, which are expected to average 27,000 square feet in size.

     At the end of fiscal 2004, the Company operated 154 B. Dalton bookstores in 43 states and the District of Columbia. B. Dalton bookstores employ merchandising strategies that target the mainstream consumer book market, offering a wide range of bestsellers and general-interest titles. Most B. Dalton bookstores range in size from 2,000 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of book superstores in nearby locations continues to have a significant adverse impact on B. Dalton bookstores.

     The Company is continuing its controlled descent of its smaller format B. Dalton bookstores in response to declining sales attributable primarily to book superstore competition. Part of the Company’s strategy has been to close underperforming stores, which has resulted in the closing of 813 B. Dalton bookstores since 1989.

     On September 15, 2003, the Company completed its acquisition of all of Bertelsmann AG’s (Bertelsmann) interest in barnesandnoble.com inc. (bn.com) and Barnes & Noble.com. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com from approximately 38 percent to approximately 75 percent. Subsequent to the purchase, Barnes & Noble.com employees exercised 3.9 million stock options thereby reducing the Company’s economic interest in Barnes & Noble.com to approximately 73 percent. On May 27, 2004, the Company completed a merger (the Merger) of bn.com with a wholly owned subsidiary of the Company. The Merger was approved by the shareholders of bn.com at a special meeting held on May 27, 2004. As a result of the Merger, bn.com became a privately held company, wholly owned by the Company.

     Barnes & Noble.com sells new and used books, music and movies, and has the largest in-stock selection of new in-print book titles of any e-commerce company. Visited by millions of users each month, Barnes & Noble.com has shipped products to more than 21 million customers in 230 countries since its inception in 1997. In 2004, Barnes & Noble.com launched its nationwide “Fast&Free Delivery” service, one of the most competitive delivery offerings available from any online retailer. Any in-stock new book, music or movie is delivered in one to three days within the continental United States, with free delivery on purchases of $25 or more. Barnes & Noble.com provides exclusive content features such as “Meet the Writers”, “What America’s Reading”, and online reading groups, as well as third-party reviews, first chapters and table of contents, and thousands of music clips and video trailers.

     In the fourth quarter 2004 American Customer Satisfaction Index compiled by the University of Michigan, Barnes & Noble.com received the highest rating of any e-commerce company. This annual survey is recognized as the industry’s leading indicator of customer satisfaction. According to comScore MediaMetrix December 2004 report, Barnes & Noble.com’s site was the sixteenth most-trafficked shopping destination.

     Barnes & Noble further differentiates its product offerings from those of its competitors by publishing books under its own imprints. The Company is one of the largest book publishers in the world. Its subsidiary, Sterling, publishes over 1,100 new titles a year and has an active list of over 5,000 titles. As the leading publisher of how-to books, Sterling has particular strength in art technique, gardening, cooking, health, crafts, puzzle and game, woodworking, and house and home. With the addition of the Sterling titles, the Company has publishing or distribution rights to nearly 10,000 titles and offers customers high quality books at exceptional values, while generating attractive gross margins.

     In fiscal 2004, the Company’s Board of Directors approved an overall plan for the complete disposition of all of its Class B common stock in GameStop Corp. (GameStop), the Company’s Video Game operating segment. This disposition was completed in two steps. The first step was the sale of 6,107,338 shares of GameStop Class B common stock held by the Company to GameStop (Stock Sale) for an aggregate consideration of $111.5 million. The Stock Sale was completed on October 1, 2004. The second step in the disposition was the spin-off by the Company of its remaining 29,901,662 shares of GameStop’s Class B common stock (Spin-Off). The Spin-Off was completed on November 12, 2004 with the distribution of 0.424876232 of a share of GameStop Class B common stock as a tax-free distribution on each outstanding share of the Company’s common stock to the Company’s stockholders of record as of the close of business on November 2, 2004. As a result of the Stock Sale and the Spin-Off, GameStop is no longer a subsidiary of the Company. The disposition of all of the Company’s stockholdings in GameStop resulted in the Company presenting all historical results of operations of GameStop as discontinued operations.

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

Other Long-Lived Assets

     The Company’s other long-lived assets include property and equipment and amortizable intangibles. At January 29, 2005, the Company had $804.7 million of property and equipment, net of accumulated depreciation, and $19.4 million of amortizable intangible assets, net of amortization, accounting for approximately 24.6% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value.

Goodwill and Unamortizable Intangible Assets

     At January 29, 2005, the Company had $268.4 million of goodwill and $78.1 million of unamortizable intangible assets (i.e. those with an indefinite useful life), accounting for approximately 10.3% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill in November 2004 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. Changes in market conditions, among other factors, could have a material impact on these estimates.

Closed Store Expenses

     When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $6.5 million, $5.7 million and $9.8 million during fiscal 2004, 2003 and 2002, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Results of Operations

     The Company’s sales, operating profit, comparable store sales, store openings, store closings, number of stores open and square feet of selling space at year end are set forth below:

Fiscal Year	2004	2003(a)	2002(a)(b)
Sales (in thousands)	$4,873,595	4,372,177	3,916,544

Operating Profit (in thousands)	$244,216	225,774	176,254

Comparable Store Sales Increase (Decrease) (c)
Barnes & Noble stores	3.1%	3.2%	0.0%
B. Dalton stores	(2.2)	(2.0)	(6.4)

Stores Opened
Barnes & Noble stores	32	31	47
B. Dalton stores	—	—	—

Total	32	31	47

Stores Closed
Barnes & Noble stores	13	12	10
B. Dalton stores	41	63	47

Total	54	75	57

Number of Stores Open at Year End
Barnes & Noble stores	666	647	628
B. Dalton stores	154	195	258

Total	820	842	886

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	16.4	15.8	15.2
B. Dalton stores	0.6	0.8	1.0

Total	17.0	16.6	16.2

(a)	Operating profit is restated to reflect adjustments related to lease accounting as discussed in Note 1 to the Notes to Consolidated Financial Statements.

(b)	Operating profit is net of a non-cash impairment charge of $25,328.

(c)	Comparable store sales for Barnes & Noble stores are determined using stores open at least 15 months, due to the high sales volume associated with grand openings. Comparable store sales for B. Dalton stores are determined using stores open at least 12 months.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	2004	2003(a)	2002(a)
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	69.5	70.0	69.7

Gross margin	30.5	30.0	30.3
Selling and administrative expenses	21.6	20.8	20.9
Depreciation and amortization	3.7	3.8	4.0
Pre-opening expenses	0.2	0.2	0.3
Impairment charge	—	—	0.6

Operating margin	5.0	5.2	4.5
Interest expense, net and amortization of deferred financing fees	(0.2)	(0.5)	(0.6)
Debt redemption charge	(0.3)	—	—
Equity in net loss of Barnes & Noble.com	—	(0.3)	(0.7)
Other expense	—	—	(0.4)

Earnings before income taxes and minority interest	4.5	4.4	2.8
Income taxes	1.9	1.8	1.1

Income before minority interest	2.6	2.6	1.7
Minority interest	0.1	0.1	—

Income from continuing operations	2.5%	2.5%	1.7%

(a)	Restated to reflect certain adjustments as discussed in Note 1 to the Notes to Consolidated Financial Statements.

52 Weeks Ended January 29, 2005 Compared with 52 Weeks Ended January 31, 2004

Sales

     The Company’s sales increased $501.4 million, or 11.5%, during fiscal 2004 to $4.874 billion from $4.372 billion during fiscal 2003. The increase in sales was primarily attributable to a $261.1 million increase in sales at Barnes & Noble stores and the increase of $268.6 million in sales at Barnes & Noble.com. Barnes & Noble store sales increased $261.1 million, or 6.8%, during fiscal 2004 to $4.121 billion from $3.860 billion during fiscal 2003 and accounted for 84.6% of total Company sales. The 6.8% increase in Barnes & Noble store sales was attributable to an increase in comparable store sales of 3.1% coupled with the opening of 32 new stores during fiscal 2004, which contributed to a 3.7% increase in square footage. This increase was partially offset by declining sales of B. Dalton, due to 41 store closings and a comparable store sales decline of (2.2%) in fiscal 2004. Barnes & Noble.com sales increased $268.6 million primarily due to the full year consolidation of Barnes & Noble.com in fiscal 2004 compared with a partial year in fiscal 2003 resulting from the Company’s acquisition of a controlling interest in Barnes & Noble.com on September 15, 2003.

Cost of Sales and Occupancy

     The Company’s cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues and lease-required advertising partially offset by landlord tenant allowances.

     Cost of sales and occupancy increased $326.2 million, or 10.7%, to $3.387 billion in fiscal 2004 from $3.060 billion in fiscal 2003, primarily due to the inclusion of Barnes & Noble.com’s cost of sales and occupancy for the full period in fiscal 2004 compared with a partial period in fiscal 2003. As a percentage of sales, cost of sales and occupancy decreased to 69.5% in fiscal 2004 from 70.0% in fiscal 2003. This decrease was primarily attributable to the reduction in bestseller markdowns and leverage on fixed occupancy costs.

Selling and Administrative Expenses

     Selling and administrative expenses increased $141.9 million, or 15.6%, to $1,052.3 million in fiscal 2004 from $910.4 million in fiscal 2003, partially due to the inclusion of Barnes & Noble.com’s cost of sales and occupancy for the full period in fiscal 2004 compared with a partial period in fiscal 2003. As a percentage of sales, selling and administrative expenses increased to 21.6% in fiscal 2004 from 20.8% in fiscal 2003. This increase was partially due to the inclusion of Barnes & Noble.com’s selling and administrative expenses for the full period in fiscal 2004 compared with a partial period in fiscal 2003.

Depreciation and Amortization

     Depreciation and amortization increased $14.7 million, or 8.8%, to $181.6 million in fiscal 2004 from $166.8 million in fiscal 2003. This increase was due to the inclusion of Barnes & Noble.com’s depreciation and amortization for the full period in fiscal 2004 compared with a partial period in fiscal 2003, offset by a reduction in depreciation and amortization in the Barnes & Noble stores.

Pre-Opening Expenses

     Pre-opening expenses increased $0.2 million, or 2.2%, in fiscal 2004 to $8.9 million from $8.7 million in fiscal 2003. The slight increase in pre-opening expenses was primarily the result of opening 32 new Barnes & Noble stores during fiscal 2004, compared with 31 new Barnes & Noble stores during fiscal 2003.

Operating Profit

     The Company’s consolidated operating profit increased $18.4 million, or 8.2%, to $244.2 million in fiscal 2004 from $225.8 million in fiscal 2003. Operating profit increased $45.6 million, or 19.6%, in fiscal 2004 excluding the operating losses of Barnes & Noble.com for the full period in fiscal 2004 compared with a partial period in fiscal 2003.

Interest Expense, Net and Amortization of Deferred Financing Fees

     Interest expense, net of interest income, and amortization of deferred financing fees, decreased $9.9 million, or 47.4%, to $11.0 million in fiscal 2004 from $20.9 million in fiscal 2003. The decrease was primarily the result of the redemption of the Company’s $300.0 million 5.25% convertible subordinated notes, which resulted in a reduction of the Company’s average borrowings and interest rate.

Debt Redemption Charge

     In the second quarter of fiscal 2004, the Company completed the redemption of its $300.0 million outstanding 5.25% convertible subordinated notes due 2009. Holders of the notes converted a total of $17.7 million principal amount of the notes into 545,821 shares of common stock of the Company, plus cash in lieu of fractional shares, at a price of $32.512 per share. The Company redeemed the balance of $282.3 million principal amount of the notes at an aggregate redemption price, together with accrued interest and redemption premium, of $295.0 million. The write-off of the unamortized portion of the deferred financing fees from the issuance of the notes and the redemption premium resulted in a charge of $14.6 million.

Equity in Net Loss of Barnes & Noble.com

     The Company accounted for its approximate 38 percent economic interest in Barnes & Noble.com under the equity method through September 15, 2003. Equity losses in Barnes & Noble.com were $14.3 million in fiscal 2003.

Income Taxes

     Barnes & Noble’s effective tax rate in fiscal 2004 increased to 43.00 percent compared with 41.35 percent during fiscal 2003.

Minority Interest

     Minority interest was $1.2 million in fiscal 2004 compared with $0.5 million in fiscal 2003, and relates to the approximate 26% outside interest in Calendar Club L.L.C. (Calendar Club).

Income From Discontinued Operations

     On October 1, 2004, the Board of Directors of the Company approved an overall plan for the complete disposition of all of its Class B common stock in GameStop, the Company’s Video Game operating segment. This disposition was completed in two steps. The first step was the sale of 6,107,338 shares of GameStop Class B common stock held by the Company to GameStop (Stock Sale) for an aggregate consideration of $111.5 million, consisting of $37.5 million in cash and a promissory note in the principal amount of $74.0 million, bearing interest at a rate of 5.5% per annum, payable when principal installments are due. The Stock Sale was completed on October 1, 2004. The second step in the disposition was the spin-off by the Company of its remaining 29,901,662 shares of GameStop’s Class B common stock (Spin-Off). The Spin-Off was completed on November 12, 2004 with the distribution of 0.424876232 of a share of GameStop Class B common stock as a tax-free distribution on each outstanding share of the Company’s common stock to the Company’s stockholders of record as of the close of business on November 2, 2004. As a result of the Stock Sale and the Spin-Off, GameStop is no longer a subsidiary of the Company and, accordingly, the Company will present all historical results of operations of GameStop as discontinued operations.

Earnings

     As a result of the factors discussed above, the Company reported consolidated net earnings of $143.4 million (or $1.93 per share) during fiscal 2004 compared with net earnings of $151.8 million (or $2.07 per share) during fiscal 2003. Components of diluted earnings per share are as follows:

Fiscal Year	2004	2003(a)
Barnes & Noble Bookstores	$2.07	1.75
Barnes & Noble.com(b)	(0.28)	(0.18)

Total book operating segment	1.79	1.57

Debt redemption charge, net of tax	(0.11)	—

EPS from continuing operations	1.68	1.57

Discontinued operations	0.25	0.50

Consolidated EPS	$1.93	2.07

(a)	Restated to reflect certain adjustments relating to lease accounting as discussed in Note 1 to the Notes to Consolidated Financial Statements.

(b)	The Company accounted for its approximate 38 percent equity interest in Barnes & Noble.com under the equity method through September 15, 2003 (the date the Company acquired Bertelsmann’s interest in Barnes & Noble.com) and consolidated the results of Barnes & Noble.com thereafter.

52 Weeks Ended January 31, 2004 Compared with 52 Weeks Ended February 1, 2003

Sales

     The Company’s sales increased $455.6 million, or 11.6%, during fiscal 2003 to $4.372 billion from $3.917 billion during fiscal 2002. The increase in sales was primarily attributable to a $285.4 million increase in sales at Barnes & Noble stores and the inclusion of $151.2 million in sales due to the consolidation of Barnes & Noble.com’s results from September 15, 2003, the date the Company acquired a controlling interest in Barnes & Noble.com. Barnes & Noble store sales increased $285.4 million, or 8.0%, during 2003 to $3.860 billion from $3.575 billion during fiscal 2002 and accounted for 88.3% of total Company sales. The 8.0% increase in Barnes & Noble store sales was attributable to an increase in comparable store sales of 3.2% coupled with the opening of 31 new stores during fiscal 2003, which contributed to a 4.0% increase in square footage. This increase was partially offset by declining sales of B. Dalton, due to 63 store closings and a comparable store sales decline of (2.0%) in fiscal 2003.

Cost of Sales and Occupancy

     The Company’s cost of sales and occupancy includes costs such as rental expense, common area maintenance, merchant association dues and lease-required advertising partially offset by landlord tenant allowances.

     Cost of sales and occupancy increased $328.9 million, or 12.0%, to $3.060 billion in fiscal 2003 from $2.732 billion in fiscal 2002, partially due to the inclusion of Barnes & Noble.com’s cost of sales and occupancy since September 15, 2003. As a percentage of sales, cost of sales and occupancy increased to

70.0% in fiscal 2003 from 69.7% in fiscal 2002. This increase was primarily attributable to the inclusion of Barnes & Noble.com’s cost of sales and occupancy since September 15, 2003.

Selling and Administrative Expenses

     Selling and administrative expenses increased $93.9 million, or 11.5%, to $910.4 million in fiscal 2003 from $816.6 million in fiscal 2002. As a percentage of sales, selling and administrative expenses decreased to 20.8% in fiscal 2003 from 20.9% in fiscal 2002.

Depreciation and Amortization

     Depreciation and amortization increased $12.0 million, or 7.7%, to $166.8 million in fiscal 2003 from $154.8 million in fiscal 2002. The increase was primarily the result of the increase in depreciation related to the 31 new Barnes & Noble stores opened during fiscal 2003 and the inclusion of Barnes & Noble.com’s depreciation since September 15, 2003.

Pre-Opening Expenses

     Pre-opening expenses decreased $3.2 million, or 27.4%, in fiscal 2003 to $8.7 million from $11.9 million in fiscal 2002. The decrease in pre-opening expenses was primarily the result of opening 31 new Barnes & Noble stores during fiscal 2003, compared with 47 new Barnes & Noble stores during fiscal 2002.

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

Operating Profit

     The Company’s consolidated operating profit increased $49.5 million, or 28.1%, to $225.8 million in fiscal 2003 from $176.3 million in fiscal 2002. Operating profit increased $24.2 million, or 12.0%, in fiscal 2003 before the effect of the $25.3 million impairment charge during fiscal 2002.

Interest Expense, Net and Amortization of Deferred Financing Fees

     Interest expense, net of interest income, and amortization of deferred financing fees, decreased $1.2 million, or 5.4%, to $20.9 million in fiscal 2003 from $22.1 million in fiscal 2002. The decrease was primarily the result of reduced average borrowings under the Company’s senior credit facility due to effective working capital management.

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

Income Taxes

     Barnes & Noble’s effective tax rate in fiscal 2003 increased to 41.35 percent compared with 40.25 percent during fiscal 2002.

Minority Interest

     Minority interest was $0.5 million in fiscal 2003 compared with $0.0 million in fiscal 2002, and relates to Calendar Club.

Income From Discontinued Operations

     On October 1, 2004, the Board of Directors of the Company approved an overall plan for the complete disposition of all of its Class B common stock in GameStop, the Company’s Video Game operating segment as fully discussed in 52 Weeks Ended January 29, 2005 Compared with 52 Weeks Ended January 31, 2004. As a result, GameStop is no longer a subsidiary of the Company and, accordingly, the Company will present all historical results of operations of GameStop as discontinued operations.

Earnings

     As a result of the factors discussed above, the Company reported consolidated net earnings of $151.8 million (or $2.07 per share) during fiscal 2003 compared with net earnings of $99.5 million (or $1.39 per share) during fiscal 2002. Components of diluted earnings per share are as follows:

Fiscal Year	2003(a)	2002(a)
Barnes & Noble Bookstores	$1.75	1.52
Barnes & Noble.com(b)	(0.18)	(0.21)

Total book operating segment	1.57	1.31

Impairment charge	—	(0.19)
Other investments	—	(0.13)

EPS from continuing operations	1.57	0.99

Discontinued operations	0.50	0.40

Consolidated EPS	$2.07	1.39

(a)	Restated to reflect certain adjustments as discussed in Note 1 to the Notes to Consolidated Financial Statements.

(b)	The Company accounted for its approximate 38 percent equity interest in Barnes & Noble.com under the equity method through September 15, 2003 (the date the Company acquired Bertelsmann’s interest in Barnes & Noble.com) and consolidated the results of Barnes & Noble.com thereafter.

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

Cash Flow

     Cash flows provided from operating activities were $532.4 million, $471.4 million and $292.6 million during fiscal 2004, 2003 and 2002, respectively. In fiscal 2004, 2003 and 2002, the increase in cash flows from operating activities was primarily attributable to improved working capital management and an increase in net earnings.

     The weighted-average age per square foot of the Company’s 666 Barnes & Noble stores was 7.1 years as of January 29, 2005 and is expected to increase to approximately 8.1 years by January 28, 2006.

As the Barnes & Noble stores continue to mature, and as the number of new stores opened during the fiscal year decreases as a percentage of the existing store base, the increasing operating profits of Barnes & Noble stores are expected to generate a greater portion of the cash flows required for working capital, including new store inventories, capital expenditures and other initiatives.

     Capital Structure

     Strong cash flows from operations and a continued emphasis on working capital management strengthened the Company’s balance sheet in fiscal 2004.

     On August 10, 2004, the Company and certain of its wholly-owned subsidiaries entered into an Amended and Restated Revolving Credit and Term Loan Agreement (Amended Credit Agreement) with a syndicate of banks led by Bank of America, N.A., as administrative agent. The Amended Credit Agreement amended the existing $500.0 million four-year (three-year with a one-year renewal option) senior revolving credit facility dated May 22, 2002 (Credit Facility) to permit a new senior term loan (Term Loan) of $245.0 million while continuing the Credit Facility. The Credit Facility maturity date is May 22, 2006 and the Term Loan maturity date is August 10, 2009. The Credit Facility and Term Loan permit borrowings at various interest-rate options based on the prime rate or London Interbank Offer Rate (LIBOR) plus an applicable margin depending upon the level of the Company’s fixed charge coverage ratio. The one-month LIBOR rate was 2.59 percent as of the last business day in fiscal 2004. The Company’s fixed charge coverage is calculated as the ratio of earnings before interest, taxes, depreciation, amortization and rents to interest plus rents. In addition, the Credit Facility requires the Company to pay a commitment fee of 0.25 percent, which varies based upon the Company’s fixed charge coverage ratio, calculated as a percentage of the unused portion. The Company is required to pay utilization fees of 0.125 percent and 0.25 percent on all outstanding loans under the Credit Facility if the aggregate outstanding loans are greater than 33 percent and 66 percent, respectively, of the aggregate amount of the Credit Facility.

     In accordance with the terms of the Amended Credit Agreement, as a result of the GameStop disposition, the Credit Facility has been reduced from $500.0 million to $400.0 million (which may be increased by the Company to $500.0 million under certain circumstances). A portion of the Credit Facility, not to exceed $100.0 million, is available for the issuance of letters of credit.

     In fiscal 2004, the Company redeemed its $300.0 million outstanding 5.25 percent convertible subordinated notes due 2009. Holders of the notes converted a total of $17.7 million principal amount of the notes into 545,821 shares of common stock of the Company, plus cash in lieu of fractional shares, at a price of $32.512 per share. The Company redeemed the balance of $282.3 million principal amount of the notes at an aggregate redemption price, together with accrued interest and redemption premium, of $295.0 million. The write-off of the unamortized portion of the deferred financing fees from the issuance of the notes and the redemption premium resulted in a charge of $14.6 million.

     Borrowings under the Company’s revolving credit facility, term loan and convertible subordinated notes averaged $276.0 million, $342.5 million and $377.3 million and peaked at $392.7 million, $474.2 million and $490.3 million during fiscal 2004, 2003 and 2002, respectively. The ratio of debt to equity improved to 0.21:1.00 as of January 29, 2005 from 0.24:1.00 as of January 31, 2004.

     Capital Investment

     Capital expenditures totaled $184.9 million, $130.1 million and $184.6 million during fiscal 2004,

2003 and 2002, respectively. Capital expenditures in fiscal 2005, primarily for the opening of between 30 and 35 new Barnes & Noble stores and the opening of a new distribution center scheduled for 2006 are expected to be approximately $190 million, although commitment to many of such expenditures has not yet been made.

     Based on current operating levels and the store expansion planned for the next fiscal year, management believes cash flows generated from operating activities, short-term vendor financing and borrowing capacity under the Credit Facility will be sufficient to meet the Company’s working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months.

     In fiscal 1999, the Board of Directors authorized a common stock repurchase program for the purchase of up to $250.0 million of the Company’s common shares. As of January 29, 2005, the Company has repurchased 9,007,700 shares at a cost of approximately $196.0 million under this program. The repurchased shares are held in treasury. Subsequent to the fiscal 2004 year-end, the Company completed its $250.0 million repurchase program. On March 24, 2005, the Company’s Board of Directors authorized a new share repurchase program of up to $200.0 million of its common shares. Share repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate.

     On September 15, 2003, the Company completed its acquisition of all of Bertelsmann AG’s (Bertelsmann) interest in barnesandnoble.com inc. (bn.com) and barnesandnoble.com llc (Barnes & Noble.com). The purchase price paid by the Company was $165.4 million (including acquisition related costs) in a combination of cash and a note, equivalent to $2.80 per share in bn.com or membership unit in Barnes & Noble.com. The note issued to Bertelsmann in the amount of $82.0 million was paid in fiscal 2003. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com to approximately 75 percent. On May 27, 2004, the Company completed a merger (the Merger) of bn.com with a wholly owned subsidiary of the Company. The purchase price paid by the Company was $158.8 million (including acquisition related costs). Under the terms of the Merger, the holders of bn.com’s outstanding common stock, other than the Company and its subsidiaries, received $3.05 in cash for each share that they owned. The Merger was approved by the shareholders of bn.com at a special meeting held on May 27, 2004. As a result of the Merger, bn.com became a privately held company, wholly owned by the Company.

Contractual Obligations

     The following table sets forth the Company’s contractual obligations as of January 29, 2005 (in millions):

	Payments Due by Period
		Less
		Than 1			More Than 5
Contractual Obligations	Total	Year	1-3 Years	3-5 Years	Years
Long-term debt	$245.0	$—	$—	$245.0	$—
Capital lease obligations	—	—	—	—	—
Operating leases	2,539.3	337.7	629.1	567.6	1,004.8
Purchase obligations	37.5	23.2	14.2	0.1	—
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP	2.1	1.6	0.5	—	—

Total	$2,823.9	$362.5	$643.8	$812.7	$1,004.8

     See also Note 10 to the Notes to Consolidated Financial Statements for information concerning the Company’s Pension and Postretirement Plans.

Off-Balance Sheet Arrangements

     As of January 29, 2005, the Company had no off-balance sheet arrangements as defined in Item 303 of the Regulation S-K.

Impact of Inflation

     The Company does not believe that inflation has had a material effect on its net sales or results of operations.

Certain Relationships and Related Transactions

     See Note 19 to the Notes to Consolidated Financial Statements.

Newly Issued Accounting Pronouncements

     In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position FAS No.106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (Act), which supersedes FASB Staff Position (FSP) No. 106-1, to provide guidance on accounting for the effects of the Act. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The FSP provides guidance on measuring the accumulated postretirement benefit obligation (APBO) and net periodic postretirement benefit cost, and the effects of the Act on the APBO. In addition, the FSP addresses accounting for plan amendments and requires certain disclosures about the Act and its effects on the financial statements. This FSP was effective for the first interim or annual period beginning after June 15, 2004 for public entities. The implementation of this FSP did not have a material impact on the Company’s financial statements.

     In October 2004, the FASB reached a consensus on the effective date for SFAS No. 123R, “Share-Based Payment”. While SFAS No. 123R requires the Company to begin measuring compensation cost for all outstanding unvested share-based awards at fair value beginning no later than the third quarter in fiscal 2005, management currently expects to early-adopt such provisions at the beginning of fiscal 2005. The adoption of this standard will not affect the stock-based compensation associated with the Company’s restricted stock which is already recorded at fair value on the date of grant and recognized over the vesting period, but will result in the recognition of stock-based compensation in future periods for remaining unvested stock options as of the effective date and for new stock options issued thereafter.

     In November 2004, the FASB issued SFAS No.151, “Inventory Costs”, which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”. This Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The Company does not expect the impact of implementing this Statement to have a material effect on its financial statements.

Disclosure Regarding Forward-Looking Statements

This report may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, decreased consumer demand for the Company’s products, possible disruptions in the Company’s computer or telephone systems, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores or the inability to obtain suitable sites for new stores, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of the Company’s online initiatives such as Barnes & Noble.com, the performance and successful integration of acquired businesses, the successful and timely completion and integration of the Company’s new New Jersey distribution center, the success of the Company’s strategic investments, unanticipated increases in merchandise or occupancy costs, unanticipated adverse litigation results or effects, and other factors which may be outside of the Company’s control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year		2003	2002
(In thousands, except per share data)	2004	Restated	Restated
Sales	$4,873,595	4,372,177	3,916,544
Cost of sales and occupancy	3,386,619	3,060,462	2,731,588

Gross profit	1,486,976	1,311,715	1,184,956

Selling and administrative expenses	1,052,345	910,448	816,597
Depreciation and amortization	181,553	166,825	154,844
Pre-opening expenses	8,862	8,668	11,933
Impairment charge	—	—	25,328

Operating profit	244,216	225,774	176,254
Interest (net of interest income of $3,461, $726 and $1,501, respectively) and amortization of deferred financing fees	(11,028)	(20,944)	(22,136)
Debt redemption charge	(14,582)	—	—
Equity in net loss of Barnes & Noble.com	—	(14,311)	(26,795)
Other expense	—	—	(16,498)

Earnings before taxes and minority interest	218,606	190,519	110,825
Income taxes	94,001	78,779	44,609

Earnings before minority interest	124,605	111,740	66,216
Minority interest	(1,230)	(536)	—

Earnings from continuing operations	123,375	111,204	66,216
Earnings from discontinued operations (net of income tax)	20,001	40,571	33,262

Net earnings	$143,376	151,775	99,478

Basic earnings per common share
Earnings from continuing operations	$1.79	1.69	1.00
Earnings from discontinued operations	0.29	0.61	0.50

Net earnings	$2.08	2.30	1.50

Diluted earnings per common share
Earnings from continuing operations	$1.68	1.57	0.99
Earnings from discontinued operations	0.25	0.50	0.40

Net earnings	$1.93	2.07	1.39

Weighted average common shares outstanding
Basic	69,018	65,989	66,362
Diluted	75,696	77,105	77,680

     See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		January 31, 2004
(In thousands, except per share data)	January 29, 2005	Restated
Assets
Current assets:
Cash and cash equivalents	$535,652	282,295
Receivables, net	74,640	50,966
Merchandise inventories	1,274,578	1,289,807
Prepaid expenses and other current assets	85,140	102,821
Current assets of discontinued operations	—	459,996

Total current assets	1,970,010	2,185,885

Property and equipment:
Land and land improvements	3,247	3,247
Buildings and leasehold improvements	940,616	873,706
Fixtures and equipment	1,081,966	1,001,557

	2,025,829	1,878,510
Less accumulated depreciation and amortization	1,221,169	1,070,934

Net property and equipment	804,660	807,576

Goodwill	268,379	175,776

Intangible assets, net	97,538	94,574

Deferred taxes	123,231	83,137

Other noncurrent assets	37,710	22,023

Noncurrent assets of discontinued operations	—	443,065

Total assets	$3,301,528	3,812,036

     See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

		January 31, 2004
(In thousands, except per share data)	January 29, 2005	Restated
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$745,073	639,939
Accrued liabilities	580,509	513,015
Current liabilities of discontinued operations	—	279,370

Total current liabilities	1,325,582	1,432,324

Long-term debt	245,000	300,000

Deferred taxes	193,743	162,750

Other long-term liabilities	362,319	361,931

Noncurrent liabilities of discontinued operations	—	294,142

Minority interest	8,942	19,815

Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 79,276 and 76,855 shares issued, respectively	79	77
Additional paid-in capital	985,609	914,319
Accumulated other comprehensive loss	(9,857)	(8,579)
Retained earnings	386,134	524,918
Treasury stock, at cost, 9,008 and 8,808 shares, respectively	(196,023)	(189,661)

Total shareholders’ equity	1,165,942	1,241,074

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$3,301,528	3,812,036

     See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Accumulated
		Additional	Other		Treasury
		Paid-In	Comprehensive	Retained	Stock at
(In thousands)	Common Stock	Capital	Loss	Earnings	Cost	Total
Balance at February 2, 2002	$73	728,015	(14,303)	291,702	(117,377)	888,110
Prior period adjustments (See Note 1)	—	—	—	(18,037)	—	(18,037)

Balance at February 2, 2002, as restated	73	728,015	(14,303)	273,665	(117,377)	870,073

Comprehensive earnings:
Net earnings, restated (See Note 1)	—	—	—	99,478	—
Other comprehensive income, net of tax (See Note 12):
Unrealized loss on available-for-sale securities, net of reclassification adjustment	—	—	12,950	—	—
Unrealized gain on derivative instrument	—	—	1,316	—	—
Minimum pension liability	—	—	(11,027)	—	—
Total comprehensive earnings, restated (See Note 1)						102,717

GameStop Corp. (GameStop) IPO (net of deferred income tax of $65,306)	—	90,184	—	—	—	90,184
Exercise of 398 common stock options, including tax benefits of $1,359	—	8,482	—	—	—	8,482
Exercise of common stock options of subsidiary, including tax benefits of $1,201	—	1,841	—	—	—	1,841
Treasury stock acquired, 2,998 shares	—	—	—	—	(64,014)	(64,014)

Balance at February 1, 2003	73	828,522	(11,064)	373,143	(181,391)	1,009,283

Comprehensive earnings:
Net earnings, restated (See Note 1)	—	—	—	151,775	—
Other comprehensive income, net of tax (See Note 12):
Foreign currency translation	—	—	296	—	—
Unrealized gain on available-for-sale securities	—	—	128	—	—
Unrealized gain on derivative instrument	—	—	3	—	—
Minimum pension liability	—	—	2,058	—	—
Total comprehensive earnings, restated (See Note 1)						154,260
Exercise of 5,063 common stock options, including tax benefits of $18,724	4	71,816	—	—	(2,556)	69,264
Exercise of common stock options of subsidiaries, including tax benefits of $6,202	—	13,981	—	—	—	13,981
Treasury stock acquired, 305 shares	—	—	—	—	(5,714)	(5,714)

Balance at January 31, 2004	77	914,319	(8,579)	524,918	(189,661)	1,241,074

Comprehensive earnings:
Net earnings	—	—	—	143,376	—
Other comprehensive loss, net of tax (See Note 12):
Foreign currency translation	—	—	(19)	—	—
Unrealized loss on available-for-sale securities, net of reclassification adjustment	—	—	(94)	—	—
Minimum pension liability	—	—	(1,165)	—	—
Total comprehensive earnings						142,098

Exercise of 1,875 common stock options, including tax benefits of $11,300	2	45,197	—	—	—	45,199
Exercise of common stock options of subsidiaries, including tax benefits of $2,363	—	6,911	—	—	—	6,911

     See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Accumulated
		Additional	Other		Treasury
		Paid-In	Comprehensive	Retained	Stock at
(In thousands)	Common Stock	Capital	Loss	Earnings	Cost	Total
Restricted stock	—	48	—	—	—	48
Spin-off of GameStop (See Note 2)	—	—	—	(265,922)	—	(265,922)
Conversion of subordinated notes (See Note 5)	—	17,362	—	—	—	17,362
Change in reporting period of subsidiary (See Note 3)	—	—	—	(1,532)	—	(1,532)
Tax adjustments and costs attributable to the sale of GameStop Class B shares (See Note 2)	—	—	—	(14,706)	—	(14,706)
Acquisition of partial interest in a subsidiary of Calendar Club (See Note 9)	—	1,772	—	—	—	1,772
Treasury stock acquired, 200 shares	—	—	—	—	(6,362)	(6,362)

Balance at January 29, 2005	$79	985,609	(9,857)	386,134	(196,023)	1,165,942

     See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year		2003	2002
(In thousands)	2004	Restated	Restated
Cash flows from operating activities:
Net earnings	$143,376	151,775	99,478
Net earnings from discontinued operations	20,001	40,571	33,262

Net earnings from continuing operations	123,375	111,204	66,216
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	183,508	169,741	157,739
Deferred taxes	21,285	31,451	4,273
Debt redemption charge (deferred financing fees)	6,112	—	—
Minority interest	1,230	536	—
Loss on disposal of property and equipment	1,919	207	6,485
Increase (decrease) in other long-term liabilities for tenant allowances and scheduled rent increases	(971)	(2,036)	18,659
Equity in net loss of Barnes & Noble.com	—	14,311	26,795
Other expense, net	—	—	16,498
Impairment charge	—	—	25,328
Restricted stock compensation expense	48	—	—
Changes in operating assets and liabilities, net	195,935	145,934	(29,362)

Net cash flows from operating activities	532,441	471,348	292,631

Cash flows from investing activities:
Purchases of property and equipment	(184,885)	(130,103)	(184,559)
Acquisition of consolidated subsidiaries, net of cash acquired	(154,427)	(140,929)	(122,593)
Purchase of investments	—	(1,474)	(4,209)
Net increase in other noncurrent assets	(956)	(1,430)	(17,234)
Payment on GameStop note receivable	37,500	—	—

Net cash flows from investing activities	(302,768)	(273,936)	(328,595)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	245,000	—	—
Redemption of convertible subordinated notes	(286,497)	—	—
Net decrease in revolving credit facility	—	—	(149,000)
Proceeds from exercise of common stock options	34,043	54,984	7,123
Purchase of treasury stock	(6,362)	(5,714)	(64,014)

Net cash flows from financing activities	(13,816)	49,270	(205,891)

Effect of discontinued operations	37,500	—	250,000

Net increase (decrease) in cash and cash equivalents	253,357	246,682	8,145
Cash and cash equivalents at beginning of year	282,295	35,613	27,468

Cash and cash equivalents at end of year	$535,652	282,295	35,613

Changes in operating assets and liabilities, net:
Receivables, net	$(10,801)	31,536	4,019
Merchandise inventories	15,317	(17,287)	(64,661)
Prepaid expenses and other current assets	26,650	569	2,264
Accounts payable and accrued liabilities	164,769	131,116	29,016

Changes in operating assets and liabilities, net	$195,935	145,934	(29,362)

Supplemental cash flow information:
Cash paid during the period for:
Interest	$16,536	18,498	20,377
Income taxes	$42,215	56,256	63,962

Supplemental disclosure of subsidiaries acquired:
Assets acquired, net of cash acquired	$162,161	220,656	133,855
Liabilities assumed	7,734	79,727	11,262

     See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year		2003	2002
(In thousands)	2004	Restated	Restated
Cash paid	$154,427	140,929	122,593

Noncash activities:
Net assets distributed in spin-off of GameStop	$265,922	—	—
Note receivable on sale of GameStop shares	$74,020	—	—

     See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended January 29, 2005 (fiscal 2004), January 31, 2004 (fiscal 2003) and February 1, 2003 (fiscal 2002).

  1. Summary of Significant Accounting Policies

Business

     Barnes & Noble, Inc. (Barnes & Noble), through its subsidiaries (collectively, the Company), conducts its business in one operating segment which is primarily engaged in the sale of books. The Company employs two principal bookselling strategies: its superstore strategy through its wholly owned subsidiary Barnes & Noble Booksellers, Inc., primarily under its Barnes & Noble Booksellers trade name (hereafter collectively referred to as Barnes & Noble stores) and its mall strategy through its wholly owned subsidiary B. Dalton Bookseller, Inc. primarily under its B. Dalton store trade name (hereafter collectively referred to as B. Dalton stores). The Company also sells books online through barnesandnoble.com llc (Barnes & Noble.com), one of the largest sellers of books on the Internet. The Company publishes books under its own imprints which, since January 2003, also include the imprints of Sterling Publishing Co., Inc. (Sterling Publishing). Additionally, the Company owns an approximate 74 percent interest in Calendar Club L.L.C. (Calendar Club), an operator of seasonal kiosks.

Consolidation

     The consolidated financial statements include the accounts of Barnes & Noble and its wholly and majority-owned subsidiaries. Investments in affiliates in which ownership interests range from 20 percent to 50 percent, are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. Additionally, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, as revised (FIN 46R). FIN 46R requires an entity determined to be a variable interest entity to be consolidated by the enterprise that absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns or both. FIN 46R was applied in fiscal 2004 in accounting for the acquisition of an incremental ownership interest in a subsidiary of Calendar Club (see Note 9 to the Notes to Consolidated Financial Statements).

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

Restatement Of Previously Issued Consolidated Financial Statements

     As a result of a recent clarification from the Securities and Exchange Commission, the Company re-evaluated its lease accounting policies. Like many other companies within the retail industry that corrected commonly accepted lease accounting practices, the Company has changed the way it accounts for its leases, including the accounting for tenant allowances and rent holidays during the store build-out period. As a result of its review, the Company has corrected its lease accounting policies in fiscal 2004, and while it does not consider such corrections to be material to any one year, has restated certain historical financial information for prior periods. The restatement adjustments are non-cash and had no impact on revenues or total cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     Consistent with common retail industry practice, the Company had previously classified tenant allowances received as a result of store openings as a reduction in capital expenditures. The Company has reclassified tenant allowances received from a reduction of fixed assets to an increase in other long-term liabilities. The related amortization of such amounts has been reclassified from a reduction of depreciation expense to a reduction of cost of sales and occupancy. Such amortization reclassifications amounted to $32,144 and $28,707 in fiscal 2003 and 2002, respectively.

     In addition, consistent with industry practice, the Company had recognized the straight-line expense for leases beginning on the earlier of the store opening date or the commencement date of the lease, which had the effect of excluding the construction period of its stores from the calculation of the period over which it expenses rent. In order to correct the straight-line rent expense to include the store build-out period, in fiscal 2003 and 2002, the Company has decreased cost of sales and occupancy and increased gross profit by $2,659 and $2,624, respectively, decreased operating profit and earnings before taxes and minority interest by $132 and $787, respectively, and decreased net earnings by $78 ($0.00 per share) and $470 ($0.01 per share), respectively. The cumulative effect of such adjustments relating to periods prior to fiscal 2002 amounting to $18,037, has been recorded as a reduction of retained earnings as of February 2, 2002. The Company also restated the quarterly financial information of fiscal 2003 and the first three quarters of fiscal 2004 (see Note 20 to the Notes to Consolidated Financial Statements).

     The January 31, 2004 balance sheet has been adjusted to reflect the combined impact of the above restatements by increasing net property and equipment by $224,959, increasing deferred rent (other long-term liabilities) by $256,708, increasing deferred tax assets by $13,164 and decreasing retained earnings and shareholders’ equity by $18,582.

Cash and Cash Equivalents

     The Company considers all short-term, highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories

     Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 92 percent and 90 percent of the Company’s merchandise inventories as of January 29, 2005 and January 31, 2004, respectively. Merchandise inventories of Barnes & Noble.com and Calendar Club represent four percent and five percent of merchandise inventories as of January 29, 2005 and January 31, 2004, respectively, and are recorded based on the average cost method. The remaining merchandise inventories are valued on the last-in, first-out (LIFO) method.

     If substantially all of the merchandise inventories currently valued at LIFO costs were valued at current costs, merchandise inventories would remain unchanged as of January 29, 2005 and January 31, 2004.

Property and Equipment

     Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, while major improvements and remodeling costs are capitalized. Leasehold improvements are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. Costs incurred in purchasing management information systems are capitalized and included in property and equipment. These costs are amortized over their estimated useful lives from the date the systems become operational.

Other Long-Lived Assets

     The Company’s other long-lived assets include property and equipment and amortizable intangibles. At January 29, 2005, the Company had $804,660 of property and equipment, net of accumulated depreciation, and $19,420 of amortizable intangible assets, net of amortization, accounting for approximately 24.6% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value.

Goodwill and Unamortizable Intangible Assets

     The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

     At January 29, 2005, the Company had $268,379 of goodwill and $78,118 of unamortizable intangible assets (i.e. those with an indefinite life), accounting for approximately 10.3% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill in November 2004 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. Changes in market conditions, among other factors, could have a material impact on these estimates.

Deferred Charges

     Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of January 29, 2005 and January 31, 2004 were $2,396 and $9,732, respectively. Amortization expense included in interest and amortization of deferred financing fees were $1,955, $2,568 and $2,894 during fiscal 2004, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

Advertising Costs

     The costs of advertising are expensed as incurred during the year pursuant to Statement of Position 93-7, “Reporting on Advertising Costs”. In addition, consideration received from vendors in conjunction with the Company’s cooperative advertising program is netted against the related expenses. Advertising costs are charged to selling and administrative expenses. In accordance with Emerging Issues Task Force (EITF) Issue 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, the Company classifies some of its co-op advertising as a reduction in costs of sales and occupancy.

Closed Store Expenses

     When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $6,531, $5,698 and $9,777 during fiscal 2004, 2003 and 2002, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings Per Common Share

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of the Company’s outstanding stock options and with respect to the Company’s deferred compensation plan, and assumes the conversion of the Company’s 5.25% convertible subordinated notes for the period outstanding from the date of their issuance in March 2001 through the date of their redemption in June 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

Stock-Based Compensation

          The Company grants options to purchase Barnes & Noble, Inc. (BKS) common stock, and prior to the Merger (as defined in Note 3 to the Notes to Consolidated Financial Statements) barnesandnoble.com inc. (BNBN) common shares under stock-based incentive plans. Through January 29, 2005, the Company accounted for all transactions under which employees received such options based on the price of the underlying stock in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. The following table illustrates the effect on net income (loss) and income (loss) per share as if the Company had applied the fair value-recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, to stock-based incentive plans:

Fiscal Year	2004	2003 (a)	2002 (a)
Net earnings – as reported	$143,376	151,775	99,478
Compensation expense, net of tax
BKS stock options	19,473	12,513	15,985
BNBN stock options (b)	13	10	—

Pro forma net earnings – pro forma for SFAS No. 123	$123,890	139,252	83,493

Basic earnings per share:
As reported	$2.08	2.30	1.50
Pro forma for SFAS No. 123	$1.80	2.11	1.26

Diluted earnings per share:
As reported	$1.93	2.07	1.39
Pro forma for SFAS No. 123	$1.67	1.91	1.18

(a)	Restated to reflect certain adjustments (see Restatement Of Previously Issued Consolidated Financial Statements within this Note).

(b)	Subsequent to the Company acquiring a controlling interest in Barnes & Noble.com (see Note 3).

          In October 2004, the FASB reached a consensus on the effective date for SFAS No. 123R, “Share-Based Payment”. While SFAS No. 123R requires the Company to begin measuring compensation cost for all outstanding unvested share-based awards at fair value beginning no later than the third quarter in fiscal 2005, management currently expects to early-adopt such provisions at the beginning of fiscal 2005. The adoption of this standard will not affect the stock-based compensation associated with the Company’s restricted stock which is already recorded at fair value on the date of grant and recognized over the vesting period, but will result in the recognition of stock-based compensation in future periods for remaining unvested stock options as of the effective date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Reclassifications

          Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2004 presentation.

Reporting Period

          The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting periods ended January 29, 2005, January 31, 2004 and February 1, 2003 contained 52 weeks.

Newly Issued Accounting Pronouncements

          In May 2004, the FASB issued FASB Staff Position FAS No.106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (Act), which supersedes FASB Staff Position (FSP) No. 106-1, to provide guidance on accounting for the effects of the Act. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The FSP provides guidance on measuring the accumulated postretirement benefit obligation (APBO) and net periodic postretirement benefit cost, and the effects of the Act on the APBO. In addition, the FSP addresses accounting for plan amendments and requires certain disclosures about the Act and its effects on the financial statements. This FSP was effective for the first interim or annual period beginning after June 15, 2004 for public entities. The implementation of this FSP did not have a material impact on the Company’s financial statements.

          In November 2004, the FASB issued SFAS No.151, “Inventory Costs”, which is an amendment of Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”. This Statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of this statement are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. The Company does not expect the impact of implementing this Statement to have a material effect on its financial statements.

     2. GameStop Spin-Off

     On October 1, 2004, the Company’s independent directors approved an overall plan for the complete disposition of all of its Class B common stock in GameStop Corp. (GameStop), the Company’s Video Game operating segment. This disposition was completed in two steps as part of an overall plan, as described below.

     The first step in the disposition was the sale of 6,107,338 shares of GameStop Class B common stock held by the Company to GameStop (the Stock Sale) for an aggregate consideration of $111,520, consisting of $37,500 in cash and a promissory note in the principal amount of $74,020, bearing interest at a rate of 5.5 percent per annum. A scheduled payment on the note of $37,500 was received in January 2005 and the remaining balance is due in three equal annual installments of $12,173 commencing October 1, 2005. The Stock Sale was completed on October 1, 2004. Because of the capital nature of the disposition, the proceeds from the Stock Sale were recorded as a reduction in the basis of the investment in GameStop, resulting in no gain for financial reporting purposes. In that regard, the tax adjustments associated with the related taxable capital gain on the Stock Sale, amounting to $14,443, have been

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

charged directly to retained earnings. Also included in the charge to retained earning are $263 of GameStop costs related to the redemption of their shares from the Company.

          The second step in the disposition was the spin-off by the Company of its remaining 29,901,662 shares of GameStop’s Class B common stock (the Spin-Off). The Spin-Off was completed on November 12, 2004 with the distribution of 0.424876232 of a share of GameStop Class B common stock as a tax-free distribution on each outstanding share of the Company’s common stock to the Company’s stockholders of record as of the close of business on November 2, 2004. The Class B shares retained their super voting power of 10 votes per share and are separately listed on the New York Stock Exchange under the symbol GME.B. As a result of the Stock Sale and the Spin-Off, GameStop is no longer a subsidiary of the Company and, accordingly, the Company will present all historical results of operations of GameStop as discontinued operations. The discontinued operations generated sales of $1,232,141, $1,578,838 and $1,352,791 and net income of $20,001 (net of $19,413 in tax), $40,571 (net of $26,666 in tax) and $33,262 (net of $22,401 in tax) for fiscal 2004 (to the date of the Spin-Off), 2003 and 2002, respectively.

     Net assets related to discontinued operations of $329,549 are reported on the January 31, 2004 balance sheet. These net assets consist of the following:

Cash and cash equivalents	$204,905
Receivables, net	9,563
Merchandise inventories	223,526
Prepaid expenses and other current assets	22,001
Net property and equipment	104,031
Goodwill	333,468
Other noncurrent assets	5,567

Total assets	903,061

Accounts payable	218,129
Accrued liabilities	61,242
Deferred income taxes	83,455
Minority interest	207,472
Other long-term liabilities	3,214

Total liabilities	573,512

Net assets	$329,549

     3. Barnes & Noble.com Acquisition

          On September 15, 2003, the Company completed its acquisition of all of Bertelsmann AG’s (Bertelsmann) interest in barnesandnoble.com inc. (bn.com) and barnesandnoble.com llc (Barnes & Noble.com). The purchase price paid by the Company was $165,406 (including acquisition related costs) in a combination of cash and a note, equivalent to $2.80 per share in bn.com or membership unit in Barnes & Noble.com. The note issued to Bertelsmann in the amount of $82,000 was paid in the fourth quarter of fiscal 2003. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com to approximately 75 percent.

          On May 27, 2004, the Company completed a merger (the Merger) of bn.com with a wholly owned subsidiary of the Company. The purchase price paid by the Company was $158,776 (including

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

acquisition related costs). Under the terms of the Merger, the holders of bn.com’s outstanding common stock, other than the Company and its subsidiaries, received $3.05 in cash for each share that they owned. The Merger was approved by the shareholders of bn.com at a special meeting held on May 27, 2004. As a result of the Merger, bn.com became a privately held company, wholly owned by the Company.

          The acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations since September 15, 2003 are included in the consolidated financial statements. Based upon the assessment of the fair values, the allocation of the purchase price to the proportionate amount of assets acquired and liabilities assumed in the above noted transactions was as follows:

Current assets	$58,835
Hardware and software	24,625
Other assets	16,028
Customer list and relationships	7,700
Trade name	48,400
Deferred tax assets	54,220
Goodwill	183,164

Total assets acquired	392,972

Liabilities assumed	68,790

Total purchase price	$324,182

          Hardware and software have been assigned an estimated useful life of four years. The customer list and relationships intangible asset has been assigned an estimated useful life of four years to be amortized on an accelerated basis based on estimated usage where a substantial portion of the asset will be amortized in the first year. The goodwill and the trade name (which is considered to have an indefinite life and will not be amortized) will be tested at least annually for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

          Goodwill arising from the Bertelsmann acquisition that is deductible for income tax purposes exceeded the related amount for financial reporting purposes by approximately $96,576. In accordance with SFAS No. 109, “Accounting for Income Taxes”, the Company will recognize the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return (see Note 13 to the Notes to Consolidated Financial Statements).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

          The following table summarizes pro forma results as if the Company had acquired Barnes & Noble.com (resulting in a 100 percent economic interest) and recorded the above noted allocations of purchase price on the first day of fiscal 2003:

Fiscal Year	2003 (a)
Sales	$4,649,000

Net income	$139,387

Earnings from continuing operations
Basic	$1.50
Diluted	$1.41

(a)	Net income is restated to reflect certain adjustments as discussed in Note 1 to the Notes to Consolidated Financial Statements.

          Prior to the quarter ended July 31, 2004, the Company reported the results of Barnes & Noble.com on a one month lag basis. Subsequent to the Merger, the results of Barnes & Noble.com have been included based on a reporting period which is consistent with that of the Company. As a result of this change, retained earnings has been charged directly for the $1,532 loss of Barnes & Noble.com for the month of January 2004, and all other reported results are presented as though the reporting period of Barnes & Noble.com was changed at the beginning of the current year.

     4. Receivables, Net

          Receivables represent customer, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	January 29, 2005	January 31, 2004
Credit/debit card receivables (a)	$31,729	27,808
Trade accounts	12,829	9,450
Current portion of note receivable from GameStop	12,173	—
Advertising	9,473	7,719
Receivables from landlords for leasehold improvements	1,298	1,606
Other receivables	7,138	4,383

Total receivables, net	$74,640	50,966

(a)	Credit/debit card receivables consist of receivables from credit/debit card companies. The Company assumes no customer credit risk for these receivables.

     5. Debt

          On August 10, 2004, the Company and certain of its wholly-owned subsidiaries entered into an Amended and Restated Revolving Credit and Term Loan Agreement (Amended Credit Agreement) with a syndicate of banks led by Bank of America, N.A., as administrative agent. The Amended Credit Agreement amended the existing $500,000 four-year (three-year with a one-year renewal option) senior revolving credit facility dated May 22, 2002 (Credit Facility) to permit a new senior term loan (Term

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Loan) of $245,000 while continuing the Credit Facility. The Credit Facility maturity date is May 22, 2006 and the Term Loan maturity date is August 10, 2009. The Credit Facility and Term Loan permit borrowings at various interest-rate options based on the prime rate or London Interbank Offer Rate (LIBOR) plus an applicable margin depending upon the level of the Company’s fixed charge coverage ratio. The one-month LIBOR rate was 2.59 percent as of the last business day in fiscal 2004. The Company’s fixed charge coverage is calculated as the ratio of earnings before interest, taxes, depreciation, amortization and rents to interest plus rents. In addition, the Credit Facility requires the Company to pay a commitment fee of 0.25 percent, which varies based upon the Company’s fixed charge coverage ratio, calculated as a percentage of the unused portion. The Company is required to pay utilization fees of 0.125 percent and 0.25 percent on all outstanding loans under the Credit Facility if the aggregate outstanding loans are greater than 33 percent and 66 percent, respectively, of the aggregate amount of the Credit Facility.

          In accordance with the terms of the Amended Credit Agreement, as a result of the GameStop disposition, the Credit Facility has been reduced from $500,000 to $400,000 (which may be increased by the Company to $500,000 under certain circumstances). A portion of the Credit Facility, not to exceed $100,000, is available for the issuance of letters of credit.

          Mandatory prepayments include the requirement that loans outstanding under the Credit Facility and the Term Loan be reduced by 100 percent of the net cash proceeds from (i) the disposition of the Company’s stock in certain entities, (ii) any equity issuance, and (iii) the disposition of certain other material assets, other than those assets disposed of during the ordinary course of business.

          The Credit Facility and the Term Loan contain covenants, limitations and events of default typical of credit facilities of this size and nature, including financial covenants, which require the Company to meet, among other things, leverage and fixed charge coverage ratios and which limit capital expenditures. Negative covenants include limitations on other indebtedness, liens, investments, mergers, consolidations, sales or leases of assets, acquisitions, distributions and dividends and other payments in respect of capital stock, transactions with affiliates, and sale/leaseback transactions. In the event the Company defaults on these financial covenants, all outstanding borrowings under the Credit Facility and the Term Loan may become immediately payable and no further borrowings may be available. The Credit Facility and the Term Loan are secured by the Company’s capital stock in its subsidiaries, and by the accounts receivable and certain general intangibles of the Company and its subsidiaries. Net proceeds from the Credit Facility are available for general corporate purposes.

          On June 28, 2004, the Company completed the redemption of its $300,000 outstanding 5.25 percent convertible subordinated notes due 2009. Holders of the notes converted a total of $17,746 principal amount of the notes into 545,821 shares of common stock of the Company, plus cash in lieu of fractional shares, at a price of $32.512 per share. The Company redeemed the balance of $282,254 principal amount of the notes at an aggregate redemption price, together with accrued interest and redemption premium, of $294,961. The write-off of the unamortized portion of the deferred financing fees from the issuance of the notes and the redemption premium resulted in a charge of $14,582.

          The Company from time to time enters into interest rate swap agreements to manage interest-costs and risk associated with changes in interest rates. These agreements effectively convert underlying variable-rate debt based on prime rate or LIBOR to fixed-rate debt through the exchange of fixed and floating interest payment obligations without the exchange of underlying principal amounts. For each of the years ended January 29, 2005, January 31, 2004 and February 1, 2003, the Company had a notional amount outstanding of $0, $0 and $55,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

          Selected information related to the Company’s term loan, revolving credit facility and convertible subordinated notes:

Fiscal Year	2004	2003	2002
Balance at end of year	$245,000	300,000	300,000
Average balance outstanding during the year	$276,043	342,469	377,297
Maximum borrowings outstanding during the year	$392,700	474,150	490,300
Weighted average interest rate during the year	5.25%	6.33%	6.26%
Interest rate at end of year	3.78%	5.25%	5.25%

          Fees expensed with respect to the unused portion of the Credit Facility were $1,014, $1,170 and $999, during fiscal 2004, 2003 and 2002, respectively.

          The amounts outstanding under the Credit Facility have been classified as long-term debt based on the Company’s ability to continually maintain principal amounts outstanding.

          The Company has no agreements to maintain compensating balances.

     6. Fair Values of Financial Instruments

          The carrying values of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value due to the short-term maturities of these assets. The aggregate fair value of the Credit Facility approximates its carrying amount because of its recent and frequent repricing based upon market conditions.

     7. Other Expense

          In fiscal 2002, the Company determined that a decrease in value in certain of its equity investments occurred which was other than temporary. As a result, other expense of $16,498 in fiscal 2002 includes the recognition of losses of $11,485 in excess of what would otherwise have been recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The $16,498 loss in other expense was primarily comprised of $8,489 attributable to iUniverse.com, $5,081 attributable to BOOK® magazine and $2,351 attributable to enews, inc. The 22 percent ownership interest in iUniverse.com continues to be accounted for under the equity method, although the recorded value of the investment is $0 as of January 31, 2004 and January 29, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     8. Net Earnings Per Share

          Following is a reconciliation of earnings from continuing operations and weighted average common shares outstanding for purposes of calculating basic and diluted earnings per share:

Fiscal Year	2004	2003 (a)	2002 (a)
Numerator:
Earnings from continuing operations	$123,375	111,204	66,216
Interest expense on 5.25% convertible subordinated notes, net of tax	3,835	10,151	10,249

	$127,210	121,355	76,465

Denominator:
Basic weighted average common shares outstanding	69,018	65,989	66,362
Weighted average assumed conversion of 5.25% convertible subordinated notes	3,752	9,227	9,227
Dilutive effect of stock awards	2,926	1,889	2,091

Diluted outstanding shares	75,696	77,105	77,680

Earnings from continuing operations
Basic	$1.79	1.69	1.00
Diluted	$1.68	1.57	0.99

(a)	Restated to reflect certain adjustments as discussed in Note 1 to the Notes to Consolidated Financial Statements.

     9. Other Acquisitions

          Calendar Club has a minority interest in a joint venture investment, CCUK, which was previously accounted for under the equity method. As a result of the acquisition of an incremental ownership interest in CCUK in fiscal 2004, Calendar Club determined that CCUK should be consolidated under the provisions of FIN 46R. The consolidation of CCUK resulted in an increase in total assets of approximately $10,800 and total liabilities and minority interest of approximately $7,734. The operating results of CCUK are immaterial to the Company.

          In fiscal 2002, the Company acquired Sterling Publishing, one of the top 25 publishers in the nation and the industry’s leading publisher of how-to books. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The excess of purchase price over the fair value of the net assets acquired has been recorded as goodwill and other intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     10. Employees’ Retirement and Defined Contribution Plans

          As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively, and the Pension Plan will continue to hold assets and pay benefits.

          The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993.

          A summary of the components of net periodic cost for the Pension Plan and the Postretirement Plan follows:

	Pension Plan			Postretirement Plan
Fiscal Year	2004	2003	2002	2004	2003	2002
Service cost	$—	—	—	—	—	—
Interest cost	2,245	2,083	2,002	285	282	251
Expected return on plan assets	(2,679)	(2,259)	(2,811)	—	—	—
Net amortization and deferral	1,596	1,184	542	84	51	6

Total expense (income)	$1,162	1,008	(267)	369	333	257

          Total Company contributions charged to employee benefit expenses for the Savings Plan were $7,965, $7,140 and $6,709 during fiscal 2004, 2003 and 2002, respectively.

          Actuarial assumptions used for disclosure of the Pension Plan and the Postretirement Plan are as follows:

	Pension Plan			Postretirement Plan
Fiscal Year	2004	2003	2002	2004	2003	2002
Discount rate	6.0%	6.3%	6.5%	6.0%	6.3%	6.5%
Expected return on plan assets	8.8%	8.8%	8.8%	—	—	—

          Weighted-average actuarial assumptions used in determining the net periodic costs of the Pension Plan and the Postretirement Plan are as follows:

	Pension Plan			Postretirement Plan
Fiscal Year	2004	2003	2002	2004	2003	2002
Discount rate	6.3%	6.5%	7.3%	6.3%	6.5%	7.3%
Expected return on plan assets	8.8%	8.8%	9.5%	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The following table provides a reconciliation of benefit obligations, plan assets and funded status of the Pension Plan and the Postretirement Plan:

	Pension Plan		Postretirement Plan
Fiscal Year	2004	2003	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$34,231	32,522	4,678	3,901
Interest cost	2,245	2,083	285	282
Actuarial loss	3,652	1,337	1,179	995
Medicare prescription subsidy	—	—	(537)	—
Benefits paid	(1,416)	(1,711)	(575)	(500)

Benefit obligation at end of year	$38,712	34,231	5,030	4,678

Change in plan assets:
Fair value of plan assets at beginning of year	$30,872	26,134	—	—
Actual gain on assets	2,571	6,449	—	—
Employer contributions	—	—	—	—
Benefits paid	(1,416)	(1,711)	—	—

Fair value of plan assets at end of year	$32,027	30,872	—	—

Funded status	$(6,685)	(3,359)	(5,030)	(4,678)
Unrecognized net actuarial loss	17,025	14,861	1,993	1,435

Net amount recognized	$10,340	11,502	(3,037)	(3,243)

Amounts recognized in the statement of financial position consist of:
Prepaid (accrued) benefit cost	$—	388	(3,037)	(3,243)
Accrued benefit liability	(6,685)	(3,408)	—	—
Accumulated other comprehensive income	17,025	14,522	—	—

Net amount recognized	$10,340	11,502	(3,037)	(3,243)

          The health-care cost trend rate used to measure the expected cost of the Postretirement Plan benefits is assumed to be 10 percent in 2005 declining at one percent decrements each year through 2010 to five percent in 2010 and each year thereafter. The health-care cost trend assumption has a significant effect on the amounts reported. For example, a one percent increase or decrease in the health-care cost trend rate would change the accumulated postretirement benefit obligation by approximately $415 and ($367), respectively, as of January 29, 2005, and would change the net periodic cost by approximately $24 and ($22), respectively, during fiscal 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     The Company’s Retirement Plan allocation at January 29, 2005 and January 31, 2004, target allocation for fiscal 2005 and expected long-term rate of return by asset category are as follows:

				Weighted-Average
	Target	Percentage of Plan		Expected Long-Term
	Allocation	Assets		Rate of Return
Fiscal Year	2004	2004	2003	2005
Asset Category
Large capitalization equities	25.0%	24.8%	25.0%	2.8%
Mid capitalization equities	15.0	15.0	14.9	1.8
Small capitalization equities	15.0	14.9	15.1	1.8
International equities	5.0	5.0	5.5	0.6
Fixed income core bonds	35.0	35.0	33.0	1.9
Global bonds	5.0	5.0	4.4	0.2
Cash	—	0.3	2.1	—

	100.0%	100.0%	100.0%	9.1%

          The Company’s investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are well diversified within each of the major asset categories.

          The expected long-term rate of return is figured by using the target allocation and expected returns for each asset class as in the table above. The actual historical returns are also relevant. Annualized returns for periods ending January 29, 2005 have been as follows: 12.7% for one year and 9.7% for three years.

          The Company expects that there will be no minimum regulatory funding requirements that will need to be made during the fiscal year ending January 28, 2006 but that voluntary tax deductible contributions of up to about $1,300 will be allowed under Internal Revenue Service (IRS) rules. No decision has been made at this time on Company contributions.

          Expected benefit payments are as follows over future years:

		Postretirement Plan
		Gross
		Before
		Medicare	Expected	Net Including
	Pension	Part D	Medicare Part	Medicare Part
Fiscal Year	Plan	Subsidies	D Subsidies	D Subsidies
2005	$800	$429	$—	$429
2006	922	457	57	400
2007	1,026	486	60	426
2008	1,180	504	61	443
2009	1,271	501	62	439
2010-2014	8,285	2,457	297	2,160

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     11. Income Taxes

          The Company files a consolidated federal return with all 80 percent or more owned subsidiaries. Federal and state income tax provisions (benefits) for fiscal 2004, 2003 and 2002 are as follows:

Fiscal Year	2004	2003 (a)	2002 (a)
Current:
Federal	$59,725	40,042	33,196
State	12,991	7,286	7,140

Total current	72,716	47,328	40,336

Deferred:
Federal	20,647	26,580	4,100
State	638	4,871	173

Total deferred	21,285	31,451	4,273

Total	$94,001	78,779	44,609

(a)	Restated to reflect certain adjustments as discussed in Note 1 to the Notes to Consolidated Financial Statements.

          A reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

Fiscal Year	2004	2003 (a)	2002 (a)
Federal statutory income tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	4.58	4.43	5.05
Prior year taxes	1.86	0.45	—
Other, net	1.56	1.47	0.20

Effective income tax rate	43.00%	41.35%	40.25%

(a)	Restated to reflect certain adjustments as discussed in Note 1 to the Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

          The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of January 29, 2005 and January 31, 2004 are as follows:

	January 29, 2005	January 31, 2004 (a)
Deferred tax liabilities:
Investment in Barnes & Noble.com	$(93,629)	(93,785)
Depreciation	(80,762)	(67,115)
Goodwill and intangible asset amortization	(13,319)	—
Operating expenses	(5,937)	(641)
Other	(6,308)	(1,822)

Total deferred tax liabilities	(199,955)	(163,363)

Deferred tax assets:
Loss carryover	55,413	12,239
Lease transactions	40,848	40,086
Inventory	25,820	21,369
Estimated accruals	21,962	16,457
Investments in equity securities	16,465	18,983
Insurance liability	8,283	7,977
Pension	7,749	6,004
Other	—	4,678

Total deferred tax assets	176,540	127,793

Net deferred tax liabilities	$(23,415)	(35,570)

Balance Sheet caption reported in:
Prepaid expenses and other current assets	$53,309	44,657
Deferred taxes (assets)	123,231	83,137
Accrued liabilities	(6,212)	(614)
Deferred taxes (liabilities)	(193,743)	(162,750)

Net deferred tax liabilities	$(23,415)	(35,570)

(a)	Restated to reflect certain adjustments as discussed in Note 1 to the Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     12. Other Comprehensive Earnings (Loss), Net of Tax

          Comprehensive earnings are net earnings, plus certain other items that are recorded directly to shareholders’ equity, as follows:

Fiscal Year	2004	2003 (a)	2002 (a)
Net earnings	$143,376	151,775	99,478
Other comprehensive earnings (loss):
Foreign currency translation adjustments	(19)	296	—
Unrealized gain (loss) on available-for-sale securities (net of deferred tax expense (benefit) of ($58), $88 and ($1,292), respectively)	(142)	128	(1,859)
Less: reclassification adjustment (net of deferred income tax expense of $20, $0 and $10,465, respectively)	48	—	14,809

Unrealized gain (loss) on available-for-sale securities, net of reclassification adjustment	(94)	128	12,950

Unrealized loss on derivative instrument (net of deferred tax of $0, $2 and $931, respectively)	—	3	1,316

Changes in minimum pension liability (net of deferred tax expense (benefit) of ($879), $1,416 and ($7,429), respectively)	(1,165)	2,058	(11,027)

Total comprehensive earnings	$142,098	154,260	102,717

(a)	Restated to reflect certain adjustments as discussed in Note 1 to the Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     13. Changes in Intangible Assets and Goodwill

          The following intangible assets were acquired by the Company primarily in connection with the purchase of Sterling Publishing in fiscal 2002, the purchase of Bertelsmann’s interest in Barnes & Noble.com in fiscal 2003 and the purchase of the public interest in Barnes & Noble.com in fiscal 2004:

	As of January 29, 2005
	Gross Carrying	Accumulated
	Amount	Amortization	Total
Amortizable intangible assets	$29,390	(9,970)	$19,420
Unamortizable intangible assets	78,118	—	78,118

	$107,508	(9,970)	$97,538

          Amortized intangible assets consist primarily of author contracts and customer list and relationships, which are being amortized over periods of 10 years and four years (on an accelerated basis), respectively.

Aggregate Amortization Expense:
For the 52 weeks ended January 29, 2005	$6,838

Estimated Amortization Expense:
(12 months ending on or about January 31)
2006	$3,720
2007	$2,684
2008	$2,531
2009	$2,395
2010	$2,382

          The changes in the carrying amount of goodwill for the 52 weeks ended January 29, 2005 are as follows:

Balance as of January 31, 2004	$175,776
Goodwill acquired (See Note 3)	94,863
Acquisition of partial interest in a subsidiary of Calendar Club(See Note 9)	3,829
Benefit of excess tax amortization (See Note 3)	(6,089)

Balance as of January 29, 2005	$268,379

     14. Shareholders’ Equity

          In fiscal 1999, the Board of Directors authorized a common stock repurchase program for the purchase of up to $250,000 of the Company’s common shares. As of January 29, 2005, the Company repurchased 9,007,700 shares at a cost of approximately $196,023 under this program. The repurchased shares are held in treasury.

          Subsequent to the fiscal 2004 year-end, the Company completed its $250,000 repurchase program. On March 24, 2005, the Company’s Board of Directors authorized a new share repurchase program of up to $200,000 of its common shares. Share repurchases under this program may be made

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate.

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

     15. Impairment Charge

          During the first quarter of fiscal 2002, the Company deemed the decline in value in its available-for-sale securities in Gemstar-TV Guide International, Inc. (Gemstar) and Indigo Books & Music Inc. (Indigo) to be other than temporary. The investments had been carried at fair market value with unrealized gains and losses included in shareholders’ equity. Events such as Gemstar’s largest shareholder taking an impairment charge for its investment, the precipitous decline in the stock price subsequent to the abrupt resignation of one of its senior executives, the questioning of aggressive revenue recognition policies and the filing of a class action lawsuit against Gemstar, were among the items which led to management’s decision to record an impairment for its investment in Gemstar of nearly $24,000 (before taxes). The Company’s decision to record an impairment charge for its investment in Indigo was based on a review of Indigo’s financial condition and historical share trading data. As a result, the Company recorded a non-cash impairment charge to operating earnings of $25,328 ($14,944 after taxes) to reclassify the accumulated unrealized losses and to write down the investments to their fair market value at the close of business on May 4, 2002. In the second quarter of fiscal 2002, the Company sold its investment in Gemstar resulting in a loss of $297. In the fourth quarter of fiscal 2004, the Company sold its investment in Indigo resulting in a gain of $17.

     16. Stock-Based Incentive Plans

          The Company grants stock awards in the form of restricted stock or options to purchase Barnes & Noble, Inc. (BKS) common stock, and prior to the Merger granted options to purchase barnesandnoble.com inc. (BNBN) common stock under stock-based incentive plans. Through January 29, 2005, the Company accounted for stock-based awards in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. In accordance with SFAS No. 123, the Company discloses the pro forma impact of recording compensation expense utilizing the Black-Scholes model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model does not necessarily provide a reliable measure of the fair value of the companies’ stock options. The pro forma effect on earnings from continuing operations and earnings per share, had the Company applied the fair-value-recognition provisions of SFAS No. 123, is shown in Note 1 to the Notes to Consolidated Financial Statements.

          BKS Stock-Based Incentive Plans

          The Company currently has three incentive plans under which stock options and restricted stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

have been granted to officers, directors and key employees of the Company, the 1991 Employee Incentive Plan (the 1991 Plan), the 1996 Incentive Plan (the 1996 Plan) and the 2004 Incentive Plan (the 2004 Plan). Additionally, options and restricted stock may continue to be granted in the future under the 1996 Plan and the 2004 Plan. The options to purchase common shares generally are issued at fair market value on the date of the grant, begin vesting after one year in 33-1/3 percent or 25 percent increments per year, expire 10 years from issuance and are conditioned upon continual employment during the vesting period.

          The 2004 Plan, the 1996 Plan and the 1991 Plan allow the Company to grant options to purchase up to 8,376,562, 17,667,737 and 4,754,464 shares of common stock, respectively, (7,300,000, 14,500,000 and 4,732,704, respectively, before adjustments to reflect the impact of the GameStop spin-off on shares available for grant, as noted below). Restricted stock awards are counted against this limit as two shares for every one share granted.

          In addition to the three incentive plans, the Company has granted stock options to certain key executives and directors. The vesting terms and contractual lives of these grants are similar to that of the incentive plans.

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

          The weighted-average fair value of the options granted during fiscal 2004, 2003 and 2002 were estimated at $11.68, $8.02 and $8.96, respectively, using the Black-Scholes option-pricing model with the following assumptions:

Fiscal Year	2004	2003	2002
Volatility	31%	40%	40%
Risk-free interest rate	3.73%	2.71%	3.51%
Expected life	6 years	6 years	6 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

A summary of the status of the Company’s BKS stock options is presented below:

	Shares	Weighted-Average
	(000s)	Exercise Price

Balance, February 2, 2002	11,695	$18.04
Granted	2,182	20.09
Exercised	(385)	18.52
Forfeited	(924)	20.22

Balance, February 1, 2003	12,568	18.22
Granted	1,967	18.78
Exercised	(5,063)	13.04
Forfeited	(573)	20.98

Balance, January 31, 2004	8,899	21.12
Granted	3,049	30.97
Exercised	(1,256)	19.42
Forfeited	(414)	23.48

Balance, November 12, 2004	10,278	24.16
Adjustment for GameStop spin-off (a)	4,266	(7.11)

Adjusted balance, November 12, 2004	14,544	17.05

Exercised	(619)	14.75
Forfeited	(65)	16.51

Balance, January 29, 2005	13,860	$17.16

(a)	In conjunction with the spin-off of GameStop, and the consequent reduction in the market price of the Company’s shares, the Company reduced the exercise price of its outstanding options and increased the number of such options, so that option holders would have the same intrinsic value before and after the spin-off.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

          The following table summarizes information as of January 29, 2005 concerning outstanding and exercisable options:

			Options Outstanding			Options Exercisable
				Weighted-
				Average	Weighted-
Range of			Number	Remaining	Average	Number	Weighted-
Exercise			Outstanding	Contractual	Exercise	Exercisable	Average
Prices			(000s)	Life	Price	(000s)	Exercise Price
$8.61	—	$12.32	2,587	5.39	$11.21	1,556	$11.14
$13.18	—	$17.13	5,439	6.39	$15.11	3,202	$15.52
$18.37	—	$21.67	4,630	8.67	$21.19	2,822	$21.07
$22.47	—	$25.63	1,204	6.17	$23.67	605	$24.26

$8.61	—	$25.63	13,860	6.94	$17.16	8,185	$17.24

          During fiscal 2004, the Company granted 50,000 restricted shares at a fair value of $30.80 per share on the date of grant. The restricted shares vest over a four-year period in equal installments. Compensation expense is being recorded as the restricted shares vest.

BNBN Stock Option Plans

          Bn.com had one incentive plan (the 1999 Plan) under which BNBN stock options were granted to key officers, employees, consultants, advisors, and managers of bn.com and its subsidiaries and affiliates. The 1999 Plan was administered by the Compensation Committee of bn.com’s Board of Directors. The 1999 Plan allowed bn.com to grant options to purchase 25,500,000 shares of bn.com’s Class A Common Stock. Generally, options were granted at fair market value, began vesting one year after grant in 25 percent increments, were to expire 10 years from issuance and were conditioned upon continual employment during the vesting period.

          Subsequent to the May 27, 2004 Merger, the holders of bn.com’s outstanding common stock, other than that owned by the Company and its subsidiaries, received $3.05 in cash for each share that they owned and the 1999 Plan was terminated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

          A summary of the status of bn.com’s BNBN stock options as of bn.com’s fiscal year-ends is presented below:

	Shares	Weighted-Average
	(000s)	Exercise Price

Balance, December 31, 2001	19,140	$3.44
Granted	3,638	1.19
Exercised	(15)	1.05
Forfeited	(4,591)	2.97

Balance, December 31, 2002	18,172	3.11
Granted	2,421	1.48
Exercised	(4,478)	1.29
Forfeited	(1,173)	4.46

Balance, December 31, 2003	14,942	3.29
Granted	44	2.93
Exercised	(8,495)	1.26
Forfeited	(6,491)	5.88

Balance, May 27, 2004	—

          The weighted-average fair value of the options granted during the period ended May 27, 2004 and the fiscal years ended December 31, 2003 and 2002 were estimated at $2.00, $1.03 and $1.06, respectively, using the Black-Scholes option pricing model with the following assumptions:

	Period
	Ended	Fiscal Year Ended
	May 27,	December 31,	December 31,
	2004	2003	2002
Volatility	102%	102%	140%
Risk-free interest rate	3.65%	3.65%	4.00%
Expected life	4 years	4 years	5 years

     17. Commitments and Contingencies

          The Company leases retail stores, warehouse facilities, office space and equipment. Substantially all of the retail stores are leased under noncancelable agreements which expire at various dates through 2036 with various renewal options for additional periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Rental expense under operating leases are as follows:

Fiscal Year	2004	2003 (a)	2002 (a)
Minimum rentals	$309,082	297,939	291,473
Percentage rentals	6,031	5,183	4,699

	$315,113	303,122	296,172

(a)	Restated to reflect certain adjustments as discussed in Note 1 to the Notes to Consolidated Financial Statements.

          Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of January 29, 2005 are:

Fiscal Year
2005	$337,670
2006	321,327
2007	307,815
2008	293,223
2009	274,403
After 2009	1,004,871

$2,539,309

          The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is reflected primarily in other long-term liabilities in the accompanying balance sheets.

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

     18. Legal Proceedings

          There have been no material developments with respect to previously reported legal proceedings, except as follows:

          On March 14, 2003, a Company employee filed a class action lawsuit in the Superior Court of California, Orange County against the Company. The complaint alleges that the Company improperly classified the assistant store managers, department managers and receiving managers working in its California stores as salaried exempt employees. The complaint alleges that these employees spent more than 50 percent of their time performing non-exempt work and should have been classified as non-exempt employees. The complaint alleges violations of the California Labor Code and California Business and Professions Code and seeks relief, including overtime compensation, prejudgment interest,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

penalties, attorneys’ fees and costs. On November 18, 2004, an amended complaint was filed alleging that the Company improperly classified the music managers and café managers working in its California stores as salaried exempt employees. The Company intends to vigorously defend this action, including contesting its certification of a class action.

          Following the November 7, 2003 announcement of the Company’s proposal to purchase all of the outstanding shares of bn.com’s common stock at a price of $2.50 per share in cash, fifteen substantially similar putative class action lawsuits were filed by individual stockholders of bn.com against bn.com, bn.com’s directors and the Company in the Delaware Court of Chancery. The complaints in these actions, which purported to be brought on behalf of all of bn.com’s stockholders excluding the defendants and their affiliates, generally alleged (i) breaches of fiduciary duty by the Company and bn.com’s directors, (ii) that the consideration offered by the Company was inadequate and constituted unfair dealing and (iii) that the Company, as controlling stockholder, breached its duty to bn.com’s remaining stockholders by acting to further its own interests at the expense of bn.com’s remaining stockholders. The complaints sought to enjoin the proposal or, in the alternative, damages in an unspecified amount and rescission in the event a merger occurred pursuant to the proposal. The complaints were eventually consolidated under the caption In re BarnesandNoble.com, Inc. Shareholders Litigation, Consolidated Civil Action No. 042-N. On February 23, 2005, the Court entered a Final Order and Judgment approving a Stipulation of Settlement providing for, among other things, the release of all claims of the plaintiffs and other members of the class against defendants that were or could have been asserted in the action or in any way arise out of or in connection with the merger. The Stipulation of Settlement also expressly provides that the defendants in the action deny that they have committed any violation of law whatsoever and are entering into the Stipulation of Settlement solely to eliminate the burden, expense and distraction of further litigation. It was further agreed that defendants would pay or reimburse the costs of mailing. The settlement was made contingent upon, among other things, the merger consideration being $3.05 per share in cash and consummation of the merger, which occurred on May 27, 2004. The Court also approved an attorneys’ fee award to plaintiffs’ counsel in the amount of $600, including costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

          The class action lawsuit In Re Initial Public Offering Securities Litigation filed in the U.S. District Court, Southern District of New York in April 2002 (the Action) named over one thousand individuals and 300 corporations, including Fatbrain.com, LLC (Fatbrain) (a subsidiary of bn.com) and its former officers and directors. The Amended Complaints in the Action all allege that the initial public offering registration statements filed by the defendant issuers with the Securities and Exchange Commission, including the one filed by Fatbrain, were false and misleading because they failed to disclose that the defendant underwriters were receiving excess compensation in the form of profit sharing with certain of its customers and that some of those customers agreed to buy additional shares of the defendant issuers’ common stock in the after market at increasing prices. The Amended Complaints also allege that the foregoing constitute violations of: (i) Section 11 of the Securities Act of 1933, as amended (the 1933 Act) by the defendant issuers, the directors and officers signing the related registration statements, and the related underwriters; (ii) Rule 10b-5 promulgated under the Securities Exchange Act of 1934 (the 1934 Act) by the same parties; and (iii) the control person provisions of the 1933 and 1934 Acts by certain directors and officers of the defendant issuers. A motion to dismiss by the defendant issuers, including Fatbrain, was denied. After extensive negotiations among representatives of plaintiffs and defendants, a memorandum of understanding (MOU), outlining a proposed settlement resolving the claims in the Action between plaintiffs and the defendants issuers, has been entered into. Subsequently a settlement agreement was executed between the defendants and plaintiffs in the action, the terms of which are consistent with the MOU. The Settlement Agreement was submitted to the Court for approval and on February 15, 2005, the judge granted preliminary approval of the settlement, subject to certain modifications. The proposed settlement is expected to be funded by the defendants’ insurance companies.

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

          The Company leases space for its executive offices in properties in which Leonard Riggio has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,475, $4,275 and $4,043 in fiscal years 2004, 2003 and 2002, respectively. Rent per square foot is approximately $29.00, which is currently below market.

          The Company leases a 75,000-square-foot office/warehouse from a partnership in which Leonard Riggio has a 50 percent interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid $304, $638 and $752 in fiscal years 2004, 2003 and 2002, respectively.

          The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by Leonard Riggio, subleases space from the Company. Occupancy costs allocated by the Company to B&N College for this space totaled $810, $823 and $771 for fiscal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

years 2004, 2003 and 2002, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

          The Company subleases to Barnes & Noble.com approximately one-third of a 300,000 square-foot warehouse facility located in New Jersey. The Company had received from Barnes & Noble.com $558 and $498 for such subleased space during fiscal 2003 and 2002, respectively. The amount paid by Barnes & Noble.com to the Company approximates the cost per square foot paid by the Company as a tenant pursuant to the lease of the space from an unaffiliated third party.

          The Company had an agreement (the Supply Agreement) with Barnes & Noble.com whereby the Company charged Barnes & Noble.com the costs associated with such purchases plus incremental overhead incurred by the Company in connection with providing such inventory. The Supply Agreement was subject to certain termination provisions. Barnes & Noble.com purchased $113,758 and $108,269 of merchandise from the Company during fiscal 2003 and 2002, respectively. The Company charged Barnes & Noble.com incremental fees of $3,303 and $2,391 during fiscal 2003 and 2002.

          The Company entered into agreements whereby Barnes & Noble.com received various services from the Company, including, among others, services for payroll processing, benefits administration, insurance (property, casualty, medical, dental, life, etc.), tax, traffic, fulfillment and telecommunications. In accordance with the terms of such agreements, the Company received fees in an amount equal to the direct costs plus incremental expenses associated with providing such services. The Company received $2,025 and $3,453 for such services during fiscal 2003 and 2002, respectively.

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

          Barnes & Noble.com, through its fulfillment centers, ships various customer orders for the Company to its retail stores as well as to the Company’s customers’ homes. Barnes & Noble.com charged the Company the costs associated with such shipments plus any incremental overhead incurred by Barnes & Noble.com to process these orders. The Company paid Barnes & Noble.com $2,662 and $1,746 for shipping and handling during fiscal 2003 and 2002, respectively. The Company and Barnes & Noble.com had an agreement whereby the Company paid a commission on all items ordered by customers at the Company’s stores and shipped directly to customers’ homes by Barnes & Noble.com. Commissions paid for these sales were $1,505 and $1,547 during fiscal 2003 and 2002, respectively.

          The Company paid B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges are included in the accompanying consolidated statements of operations and approximated $219, $237 and $219 for fiscal 2004, 2003 and 2002, respectively. B&N College purchased inventory, at cost plus an incremental fee, of $46,468, $43,403 and $44,944 from the Company during fiscal 2004, 2003 and 2002, respectively. The Company charged B&N College $2,439, $2,198 and $2,064 for fiscal years 2004, 2003 and 2002, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

          The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which include fuel, insurance and other costs approximated $2,361, $2,373 and $1,872 during fiscal 2004, 2003 and 2002, respectively, and are included in the accompanying consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

          GameStop, a company in which Leonard Riggio is a member of the Board of Directors and a minority shareholder, operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7 percent of the gross sales of such departments. The Company charged GameStop a license fee of $859, $974 and $1,103 during fiscal 2004, 2003 and 2002.

          GameStop participates in the Company’s worker’s compensation, property and general liability insurance programs. The costs incurred by the Company under these programs are allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. The Company charged GameStop for these services $2,548, $2,363 and $1,726 during fiscal 2004, 2003 and 2002, respectively. GameStop’s participation in the Company’s insurance programs will expire in fiscal 2005.

          In fiscal 2003, GameStop purchased an airplane from B&N College. The purchase price was $9,500 and was negotiated through an independent third-party following an independent appraisal.

          The Company is provided with national freight distribution, including trucking services by the Argix Direct Inc. (Argix) (formerly the LTA Group, Inc.), a company in which a brother of Leonard and Stephen Riggio owns a 20 percent interest. The Company paid Argix $20,274, $19,430 and $18,509 for such services during fiscal years 2004, 2003 and 2002, respectively. The Company believes the cost of freight delivered to the stores is comparable to the prices charged by publishers and other third-party freight distributors. Argix subleased warehouse space from the Company in Jamesburg, New Jersey. The Company charged Argix $1,828, $1,822 and $1,831 for such subleased space and other operating costs incurred on its behalf during fiscal 2004, 2003 and 2002, respectively.

          Since 1993, the Company has used AEC One Stop Group, Inc. (AEC) as its primary music and DVD/video supplier and to provide a music and video database. AEC is one of the largest wholesale distributors of music and DVD/videos in the United States. In 1999, AEC’s parent corporation was acquired by an investor group in which Leonard Riggio was a minority investor. The Company paid AEC $262,911, $246,470 and $246,409 for merchandise purchased during fiscal 2004, 2003 and 2002, respectively. In addition, the Company paid AEC $5,659, $3,721 and $7,736 for database equipment and services during fiscal 2004, 2003 and 2002, respectively. The Company believes the cost charged by AEC are comparable to other suppliers. Amounts payable to AEC for merchandise purchased were $25,105 and $20,897 as of January 29, 2005 and January 31, 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

     20. Selected Quarterly Financial Information (Unaudited)

          A summary of quarterly financial information for each of the last two fiscal years is as follows:

					Total
Fiscal 2004 Quarter End	April	July	October	January	Fiscal
On or About (a)	2004 (b)	2004	2004	2005	Year 2004
Sales	$1,058,197	1,100,349	1,042,277	1,672,772	4,873,595
Gross profit	$307,783	324,630	308,754	545,809	1,486,976
Income (loss) from continuing operations	$7,229	3,851	(3)	112,298	123,375
Income from discontinued operations (net of income tax)	$4,215	4,883	7,572	3,331	20,001
Net earnings	$11,444	8,734	7,569	115,629	143,376

Basic earnings per common share:
Income from continuing operations	$0.11	0.06	—	1.60	1.79
Income from discontinued operations	0.06	0.07	0.11	0.05	0.29

Net income	$0.17	0.13	0.11	1.65	2.08

Diluted earnings per common share:
Income from continuing operations	$0.10	0.05	—	1.52	1.68
Income from discontinued operations	0.06	0.07	0.10	0.04	0.25

Net income	$0.16	0.12	0.10	1.56	1.93

					Total
Fiscal 2003 Quarter End	April	July	October	January	Fiscal
On or About (a)	2003	2003	2003	2004	Year 2003
Sales	$863,864	977,569	944,029	1,586,715	4,372,177
Gross profit	$243,575	277,407	280,577	510,156	1,311,715
Equity in net loss of Barnes & Noble.com	$(4,972)	(5,404)	(3,935)	—	(14,311)
Income (loss) from continuing operations	$(6,134)	9,281	3,210	104,847	111,204
Income from discontinued operations (net of income tax)	$4,170	4,192	6,867	25,342	40,571
Net earnings (loss)	$(1,964)	13,473	10,077	130,189	151,775

Basic earnings per common share:
Income from continuing operations	$(0.09)	0.14	0.05	1.55	1.69
Income from discontinued operations	0.06	0.06	0.10	0.38	0.61

Net income	$(0.03)	0.20	0.15	1.93	2.30

Diluted earnings per common share:
Income from continuing operations	$(0.09)	0.14	0.05	1.35	1.57
Income from discontinued operations	0.06	0.06	0.09	0.30	0.50

Net income	$(0.03)	0.20	0.14	1.65	2.07

(a)	As a result of certain adjustments related to lease accounting as discussed in Note 1 to the Notes to Consolidated Financial Statements, the amounts reflected above in the quarters ended on or about April, July, and October 2003, and January, April, July and October 2004 have increased or (decreased) relative to the amounts previously reported for gross profit by $8,478, $8,489, $8,697, $9,139, $8,970, $8,950 and $9,050, respectively, for net earnings by $61, $(191), $(96), $148, $(149), $(27) and $(67), respectively, and had no effect on earnings per share in each case.

(b)	As a result of the change in the reporting period used to consolidate the results of Barnes & Noble.com, the amounts reflected above for the quarter ended on or about April 2004 have been decreased relative to the amounts previously reported for sales by $22,912, for net earnings by $1,010 and for earnings per share by $0.01.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Barnes & Noble, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three fiscal years in the period ended January 29, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 29, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Barnes & Noble, Inc. and subsidiaries’ internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 8, 2005 expressed an unqualified opinion thereon.

As discussed in Note 1 to the Notes to Consolidated Financial Statements, the accompanying consolidated financial statements as of January 31, 2004 and for each of the two fiscal years in the period then ended have been restated.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

New York, New York

April 8, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Barnes & Noble, Inc.
New York, New York

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Barnes & Noble, Inc. maintained effective internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of Barnes & Noble, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the internal control over financial reporting of Barnes & Noble, Inc. based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Barnes & Noble, Inc. maintained effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three fiscal years in the period ended January 29, 2005, and our report dated April 8, 2005 expressed an unqualified opinion on those consolidated financial statements.

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP
New York, New York
April 8, 2005

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The management of Barnes & Noble, Inc. is responsible for the contents of the Consolidated Financial Statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The Consolidated Financial Statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the Annual Report is consistent with that in the Consolidated Financial Statements.

The Company maintains a comprehensive accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company’s statement of policy regarding ethical and lawful conduct. The Audit Committee of the Board of Directors composed of directors who are not members of management, meets regularly with management, the independent auditors and the internal auditors to ensure that their respective responsibilities are properly discharged. BDO Seidman, LLP and the Director of Internal Audit have full and free independent access to the Audit Committee. The role of BDO Seidman, LLP, an independent registered public accounting firm, is to provide an objective examination of the Consolidated Financial Statements and the underlying transactions in accordance with the standards of the Public Company Accounting Oversight Board. The report of BDO Seidman, LLP accompanies the Consolidated Financial Statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Barnes & Noble, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules13a-15(f ). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control–Integrated Framework, management concluded that the Company’s internal control over financial reporting was effective as of January 29, 2005. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of January 29, 2005 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report which accompanies the Consolidated Financial Statements.

MANAGEMENT’S CONSIDERATION OF THE RESTATEMENT

In arriving at its conclusion that the internal control over financial reporting was effective as of January 29, 2005, the Company’s management considered, among other things, the control deficiency related to the determination of lease terms, which resulted in the need to restate previously issued financial statements as disclosed in Note 1 to the Notes to Consolidated Financial Statements. After reviewing and analyzing the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 99, “Materiality,” Accounting Principles Board Opinion No. 28, “Interim Financial Reporting,” paragraph 29 and SAB Topic 5-F, “Accounting Changes

Not Retroactively Applied Due to Immateriality,” and taking into consideration: (i) that the restatement adjustments did not have a material impact on the financial statements of prior interim or annual periods individually or taken as a whole; (ii) that the cumulative impact of the restatement adjustments on stockholders’ equity was not material to the financial statements of prior interim or annual periods; and (iii) that the Company decided to restate its previously issued financial statements solely because the cumulative impact of the error, if recorded in the current period, would have been material to the current year’s reported net income, management concluded that the control deficiency that resulted in the restatement of the prior period financial statements was not in itself a material weakness. Furthermore, management concluded that the control deficiency that resulted in the restatement when aggregated with other deficiencies did not constitute a material weakness.

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2004 filed with the Securities and Exchange Commission, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.