Form 10-K, Exhibit 13
period 2006-01-28
BARNES & NOBLE INC
filed 2006-04-05
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended January 28, 2006 (fiscal 2005), 52 weeks ended January 29, 2005 (fiscal 2004) and 52 weeks ended January 31, 2004 (fiscal 2003) and the Balance Sheet Data as of January 28, 2006 and January 29, 2005 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended February 1, 2003 (fiscal 2002) and 52 weeks ended February 2, 2002 (fiscal 2001) and the Balance Sheet Data as of January 31, 2004, February 1, 2003 and February 2, 2002 are derived from audited consolidated financial statements not included in this report.

Fiscal Year	2005	2004	2003 (1)	2002	2001
(In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble stores	$4,356,611	4,121,398	3,860,347	3,574,909	3,359,464
B. Dalton stores	141,584	176,490	221,020	260,024	310,303
Barnes & Noble.com(1)	439,657	419,821	151,229	—	—
Other(2)	165,152	155,886	139,581	81,611	79,225

Total sales	5,103,004	4,873,595	4,372,177	3,916,544	3,748,992

Cost of sales and occupancy	3,533,009	3,386,619	3,060,462	2,731,588	2,611,674

Gross profit	1,569,995	1,486,976	1,311,715	1,184,956	1,137,318
Selling and administrative expenses	1,134,276	1,052,345	910,448	816,597	773,514
Depreciation and amortization	172,957	181,553	166,825	154,844	142,040
Pre-opening expenses	10,938	8,862	8,668	11,933	10,355
Investment impairment charge(3)	—	—	—	25,328	—

Operating profit	251,824	244,216	225,774	176,254	211,409
Interest expense, net and amortization of deferred financing fees(4)	(1,415)	(11,028)	(20,944)	(22,136)	(16,882)
Debt redemption charge(5)	—	(14,582)	—	—	—
Equity in net loss of Barnes & Noble.com(1)	—	—	(14,311)	(26,795)	(88,378)
Other expense(6)	—	—	—	(16,498)	(11,730)

Earnings before taxes and minority interest	250,409	218,606	190,519	110,825	94,419
Income taxes	102,042	94,001	78,779	44,609	39,184

Earnings before minority interest	148,367	124,605	111,740	66,216	55,235
Minority interest (7)	(1,686)	(1,230)	(536)	—	—

Earnings from continuing operations	146,681	123,375	111,204	66,216	55,235
Earnings from discontinued operations (net of income tax)	—	20,001	40,571	33,262	8,562

Net earnings	$146,681	143,376	151,775	99,478	63,797

Basic earnings per common share
Earnings from continuing operations	$2.17	1.79	1.69	1.00	0.83
Earnings from discontinued operations	—	0.29	0.61	0.50	0.13

Net earnings	$2.17	2.08	2.30	1.50	0.96

Diluted earnings per common share
Earnings from continuing operations	$2.03	1.68	1.57	0.99	0.82
Earnings from discontinued operations	—	0.25	0.50	0.40	0.11

Net earnings	$2.03	1.93	2.07	1.39	0.93

Dividends paid per share	$0.30	—	—	—	—

Weighted average common shares outstanding
Basic	67,560	69,018	65,989	66,362	66,393
Diluted	72,150	75,696	77,105	77,680	77,839
OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	681	666	647	628	591
B. Dalton stores	118	154	195	258	305

Total	799	820	842	886	896

Comparable store sales increase (decrease)(8)
Barnes & Noble stores	2.9%	3.1%	3.2%	0.0%	2.7%
B. Dalton stores	0.9	(2.2)	(2.0)	(6.4)	(3.7)

Capital expenditures	$187,167	184,885	130,103	184,559	187,300

BALANCE SHEET DATA:
Total assets	$3,164,132	3,318,389	3,812,036	3,266,303	2,872,392
Long-term debt	$—	245,000	300,000	300,000	449,000

(1)	Fiscal 2003 includes the results of operations of barnesandnoble.com llc (Barnes & Noble.com) from September 15, 2003, the date the Company acquired a controlling interest in Barnes & Noble.com. Prior to the acquisition date, the Company accounted for the results of Barnes & Noble.com under the equity method of accounting. See Note 4 to the Notes to Consolidated Financial Statements.
(2)	Includes primarily Calendar Club L.L.C. (Calendar Club) (for all periods presented) and third-party sales of Sterling Publishing Co., Inc. (from its acquisition in January 2003).
(3)	In fiscal 2002, the Company recorded a non-cash charge to operating earnings to write down its investments in Gemstar-TV Guide International, Inc. and Indigo Books & Music Inc. to their fair market value.
(4)	Interest expense for fiscal 2005, 2004, 2003, 2002 and 2001 is net of interest income of $7,013, $3,461, $726, $1,501 and $1,196, respectively.
(5)	One-time charge associated with the redemption of the Company’s convertible subordinated notes in fiscal 2004.
(6)	In fiscal 2002, the Company determined that a decrease in value in certain of its equity investments occurred which was other than temporary. As a result, other expense of $16,498 in fiscal 2002 includes the recognition of losses of $11,485 in excess of what would otherwise have been recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The $16,498 loss in other expense was primarily comprised of $8,489 attributable to iUniverse.com, $5,081 attributable to BOOK® magazine and $2,351 attributable to enews, inc. Included in other expense in fiscal 2001 is a loss of $12,066 from the Company’s equity investments.
(7)	Minority interest represents the approximate 26% outside interest in Calendar Club.
(8)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open for 15 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, “fiscal 2006” represents the 53 weeks ending February 3, 2007, “fiscal 2005” represents the 52 weeks ended January 28, 2006, “fiscal 2004” represents the 52 weeks ended January 29, 2005 and “fiscal 2003” represents the 52 weeks ended January 31, 2004.

General

The Company is the nation’s largest bookseller1, and as of January 28, 2006 operated 799 bookstores and a Web site. Of the 799 bookstores, 681 operate primarily under the Barnes & Noble Booksellers trade name (27 of which were opened in fiscal 2005) and 118 operate primarily under the B. Dalton Bookseller trade name. Barnes & Noble conducts the online part of its business through barnesandnoble.com llc (Barnes & Noble.com), one of the largest sellers of books on the Internet. Through Sterling Publishing Co., Inc. (Sterling), the Company is a leading general trade book publisher. Additionally, the Company owns an approximate 74% interest in Calendar Club L.L.C. (Calendar Club), an operator of seasonal kiosks. The Company employed approximately 39,000 full- and part-time employees as of January 28, 2006.

Barnes & Noble stores are located in all 50 states and the District of Columbia as of January 28, 2006. With 40 years of bookselling experience, management has a strong sense of customers’ changing needs and the Company leads book retailing with a “community store” concept. Barnes & Noble’s typical store offers a comprehensive title base, a café, a children’s section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities, that make each Barnes & Noble store an active part of its community.

Barnes & Noble stores range in size from 10,000 to 60,000 square feet depending upon market size with an overall average store size of 25,000 square feet. Each store features an authoritative selection of books, ranging from 60,000 to 200,000 unique titles. The comprehensive title selection is diverse and tailored to each store location to reflect local interests. In addition, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers (the “top ten” highest selling hardcover fiction, hardcover non-fiction and trade paperback titles) typically represent between 3% and 5% of Barnes & Noble store sales. Complementing this extensive in-store selection, all Barnes & Noble stores provide customers with on-site access to the millions of books available to online shoppers while offering an option to have the book sent to the store or shipped directly to the customer through Barnes & Noble.com’s delivery system. All Barnes & Noble stores are equipped with its proprietary BookMaster in-store operating system, which enhances the Company’s merchandise-replenishment system, resulting in high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing. The Company has integrated the BookMaster system used in its stores with Barnes & Noble.com so that its customers share the same experience across both channels.

During fiscal 2005, the Company added 0.5 million square feet to the Barnes & Noble store base, bringing the total square footage to 16.9 million square feet, a 3% increase over the prior year. Barnes & Noble stores contributed approximately 85% of the Company’s total sales in fiscal 2005. The Company plans to open between 30 and 40 Barnes & Noble stores in fiscal 2006, which are expected to average 28,000 square feet in size.

[1]	Based upon sales reported in trade publications and public filings.

At the end of fiscal 2005, the Company operated 118 B. Dalton bookstores in 37 states and the District of Columbia. B. Dalton bookstores employ merchandising strategies that target the mainstream consumer book market, offering a wide range of bestsellers and general-interest titles. Most B. Dalton bookstores range in size from 2,000 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of book superstores in nearby locations continues to have a significant adverse impact on B. Dalton bookstores.

The Company is continuing its controlled descent in the number of its smaller format B. Dalton bookstores in response to declining sales attributable primarily to book superstore competition. Part of the Company’s strategy has been to close underperforming stores, which has resulted in the closing of 849 B. Dalton bookstores since 1989.

On September 15, 2003, the Company completed its acquisition of all of Bertelsmann AG’s (Bertelsmann) interest in barnesandnoble.com inc. (bn.com) and Barnes & Noble.com. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com from approximately 38% to approximately 75%. On May 27, 2004, the Company completed a merger (the Merger) of bn.com with a wholly owned subsidiary of the Company. The Merger was approved by the shareholders of bn.com at a special meeting held on May 27, 2004. As a result of the Merger, bn.com became a privately held company, wholly owned by the Company.

Barnes & Noble.com sells books, music and movies, and, to a lesser extent, used books, gifts, educational games, toys and video games. With access to one of the industry’s largest in-stock inventories of new books, Barnes & Noble.com can offer fast delivery throughout the U.S. Barnes & Noble.com’s unique service, “Fast&Free Delivery,” enables customers in the continental U.S. to receive their deliveries within three business days, with no delivery charge on purchases of $25 and over. Visited by millions of users each month, Barnes & Noble.com has shipped products to customers in 230 countries since its inception in 1997. Barnes & Noble.com provides exclusive content features such as “Meet the Writers,” “What America’s Reading,” audio and video author interviews, and online reading groups, as well as third-party reviews, first chapters and table of contents, and thousands of music clips and video trailers.

In the fourth quarter 2005 American Customer Satisfaction Index compiled by the University of Michigan, Barnes & Noble.com received the highest rating in the e-commerce category for the second year in a row. This annual survey is recognized as the industry’s leading indicator of customer satisfaction. According to the comScore MediaMetrix December 2005 report, Barnes & Noble.com’s site was the twenty-first most-trafficked shopping destination, as measured by the number of unique visitors.

The Company’s subsidiary Sterling is a leading general trade book publisher. Sterling’s active title list comprises over 5,000 titles, and it publishes several hundred new titles each year. Sterling’s publication list is particularly extensive in “books for enthusiasts,” categories that include, mind enhancement, puzzles and games, crafts, home repair and remodeling, woodworking, photography, and wines and spirits. Sterling’s list comprises books that it originates itself, purchases from domestic and international book packagers and those that it distributes for other publishers.

In fiscal 2004, the Company’s Board of Directors approved an overall plan for the complete disposition of all of its Class B common stock in GameStop Corp. (GameStop), the Company’s former video game operating segment. This disposition was completed in two steps. The first step was the sale of 6,107,338 shares of GameStop Class B common stock held by the Company to GameStop (Stock Sale) for an aggregate consideration of $111.5 million. The Stock Sale was completed on October 1, 2004. The second step in the disposition was the spin-off by the Company of its remaining 29,901,662 shares of GameStop’s Class B common stock (Spin-Off). The Spin-Off was completed on November 12, 2004 with the distribution of 0.424876232 of a share of GameStop Class B common stock as a tax-free distribution on each outstanding share of the Company’s common stock to the Company’s stockholders of record as of the close of business on November 2, 2004. As a result of the Stock Sale and the Spin-Off, GameStop is no longer a subsidiary of the Company. The disposition of all of the Company’s stockholdings in GameStop resulted in the Company presenting all historical results of operations of GameStop as discontinued operations.

Results of Operations

Fiscal Year	2005	2004	2003
Sales (in thousands)	$5,103,004	4,873,595	4,372,177

Earnings from Continuing Operations (in thousands)	$146,681	123,375	111,204

Diluted Earnings Per Share from Continuing Operations	$2.03	1.68	1.57

Comparable Store Sales Increase (Decrease) (a)
Barnes & Noble stores	2.9%	3.1%	3.2%
B. Dalton stores	0.9	(2.2)	(2.0)

Stores Opened
Barnes & Noble stores	27	32	31
B. Dalton stores	—	—	—

Total	27	32	31

Stores Closed
Barnes & Noble stores	12	13	12
B. Dalton stores	36	41	63

Total	48	54	75

Number of Stores Open at Year End
Barnes & Noble stores	681	666	647
B. Dalton stores	118	154	195

Total	799	820	842

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	16.9	16.4	15.8
B. Dalton stores	0.5	0.6	0.8

Total	17.4	17.0	16.6

(a)	Comparable store sales are determined using stores open at least 15 months.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	2005	2004	2003
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	69.2	69.5	70.0

Gross margin	30.8	30.5	30.0
Selling and administrative expenses	22.2	21.6	20.8
Depreciation and amortization	3.4	3.7	3.8
Pre-opening expenses	0.2	0.2	0.2

Operating margin	4.9	5.0	5.2
Interest expense, net and amortization of deferred financing fees	—	(0.2)	(0.5)
Debt redemption charge	—	(0.3)	—
Equity in net loss of Barnes & Noble.com	—	—	(0.3)

Earnings before income taxes and minority interest	4.9	4.5	4.4
Income taxes	2.0	1.9	1.8

Income before minority interest	2.9	2.6	2.6
Minority interest	—	(0.1)	0.1

Income from continuing operations	2.9%	2.5%	2.5%

52 Weeks Ended January 28, 2006 Compared with 52 Weeks Ended January 29, 2005

Sales

The Company’s sales increased $229.4 million, or 4.7%, during fiscal 2005 to $5.103 billion from $4.874 billion during fiscal 2004. This increase was attributable to a $235.2 million increase in sales at Barnes & Noble stores and a $19.8 million increase in sales at Barnes & Noble.com, offset by a $34.9 million decrease in sales at B. Dalton stores.

Barnes & Noble store sales increased $235.2 million, or 5.7%, during fiscal 2005 to $4.357 billion from $4.121 billion during fiscal 2004 and accounted for 85.4% of total Company sales. The 5.7% increase in Barnes & Noble store sales was attributable to an increase in comparable store sales of 2.9%, coupled with the opening of 27 new stores during fiscal 2005, which contributed to a 3.0% increase in square footage.

In fiscal 2005, B. Dalton sales declined 19.8% and represented 2.8% of total Company sales. The decrease was primarily a result of 36 store closings and a 27.7% reduction in square footage, offset by an increase in comparable store sales of 0.9% in fiscal 2005.

In fiscal 2005, the Company opened 27 Barnes & Noble stores and closed 12, bringing its total number of Barnes & Noble stores to 681 with 16.9 million square feet. The Company closed 36 B. Dalton stores, ending the period with 118 B. Dalton stores and 0.5 million square feet. As of January 28, 2006, the Company operated 799 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, supplies, depreciation, and other operating expenses), rental expense, common area maintenance, merchant association dues and lease-required advertising, partially offset by landlord tenant allowances, amortized over the life of the lease.

Cost of sales and occupancy increased $146.4 million, or 4.3%, to $3.533 billion in fiscal 2005 from $3.387 billion in fiscal 2004. As a percentage of sales, cost of sales and occupancy decreased to 69.2% in fiscal 2005 from 69.5% in fiscal 2004. This decrease was due to less purchases from book wholesalers at higher costs than direct purchases from publishers, higher purchases through the Company’s distribution network, reduced sales of lower margin music and increased sales volume leveraging fixed occupancy costs in the Barnes & Noble stores, offset by the deep discounted selling price on J. K. Rowling’s Harry Potter and the Half-Blood Prince book.

Selling and Administrative Expenses

Selling and administrative expenses increased $81.9 million, or 7.8%, to $1.134 billion in fiscal 2005 from $1.052 billion in fiscal 2004. As a percentage of sales, selling and administrative expenses increased to 22.2% in fiscal 2005 from 21.6% in fiscal 2004. This increase was primarily due to a $12.7 million charge related to the impairment of certain store assets, charges associated with litigation of approximately $6.9 million and $3.6 million related to stock compensation costs associated with the issuance of restricted stock.

Depreciation and Amortization

Depreciation and amortization decreased $8.6 million, or 4.7%, to $173.0 million in fiscal 2005 from $181.6 million in fiscal 2004. This decrease was primarily due to lower amortization of the Barnes & Noble.com customer lists and relationships, and certain Barnes & Noble store assets becoming fully depreciated.

Pre-Opening Expenses

Pre-opening expenses increased $2.1 million, or 23.4%, in fiscal 2005 to $10.9 million from $8.9 million in fiscal 2004. The increase in pre-opening expenses was primarily due to the timing of new Barnes & Noble stores opened during fiscal 2005 and those to be opened during the beginning of fiscal 2006.

Operating Profit

The Company’s consolidated operating profit increased $7.6 million, or 3.1%, to $251.8 million in fiscal 2005 from $244.2 million in fiscal 2004. This increase was primarily due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

Interest expense, net of interest income, and amortization of deferred financing fees, decreased $9.6 million, or 87.2%, to $1.4 million in fiscal 2005 from $11.0 million in fiscal 2004. The decrease was primarily due to reduced average borrowings, the repayment of the Company’s prior outstanding $245 million term loan and interest income increasing $3.5 million, or 100.0%, to $7.0 million in fiscal 2005 from $3.5 million in fiscal 2004.

Debt Redemption Charge

The Company completed the redemption of its $300.0 million outstanding 5.25% convertible subordinated notes due 2009 in the second quarter of fiscal 2004. The write-off of the unamortized portion of the deferred financing fees from the issuance of the notes and the redemption premium resulted in a charge of $14.6 million. The debt redemption charge of $14.6 million in fiscal 2004 was comprised of an $8.5 million redemption premium and the write-off of $6.1 million of unamortized deferred financing fees from the issuance of the notes.

Income Taxes

Barnes & Noble’s effective tax rate in fiscal 2005 decreased to 40.75% compared with 43.00% during fiscal 2004. The decrease in the effective tax rate was primarily due to adjustments in fiscal 2004 related to prior year taxes.

Minority Interest

Minority interest was $1.7 million in fiscal 2005 compared with $1.2 million in fiscal 2004, and relates to the approximate 26% outside interest in Calendar Club L.L.C. (Calendar Club).

Income From Discontinued Operations

On October 1, 2004, the Board of Directors of the Company approved an overall plan for the complete disposition of all of the Company’s Class B common stock in GameStop Corp., the Company’s former video game operating segment. The plan was completed in November 2004 with the distribution to the Company’s stockholders of the GameStop Class B common stock. As a result, GameStop is no longer a subsidiary of the Company and, accordingly, the Company is presenting all historical results of operations of GameStop as discontinued operations.

Earnings

As a result of the factors discussed above, the Company reported consolidated net earnings of $146.7 million (or $2.03 per share) during fiscal 2005 compared with net earnings of $143.4 million (or $1.93 per share) during fiscal 2004. Components of diluted earnings per share (EPS) are as follows:

Fiscal year	2005	2004
EPS from continuing operations	$2.03	1.68
EPS from discontinued operations	—	0.25

Consolidated EPS	$2.03	$1.93

52 Weeks Ended January 29, 2005 Compared with 52 Weeks Ended January 31, 2004

Sales

The Company’s sales increased $501.4 million, or 11.5%, during fiscal 2004 to $4.874 billion from $4.372 billion during fiscal 2003. The increase in sales was primarily attributable to a $261.1 million increase in sales at Barnes & Noble stores and the increase of $268.6 million in sales at Barnes & Noble.com. Barnes & Noble store sales increased $261.1 million, or 6.8%, during fiscal 2004 to $4.121 billion from $3.860 billion during fiscal 2003 and accounted for 84.6% of total Company sales. The 6.8% increase in Barnes & Noble store sales was attributable to an increase in comparable store sales of 3.1% coupled with the opening of 32 new stores during fiscal 2004, which contributed to a 3.7% increase in square footage. This increase was partially offset by declining sales of B. Dalton, due to 41 store closings and a comparable store sales decline of (2.2)% in fiscal 2004. Barnes & Noble.com sales increased $268.6 million primarily due to the full year consolidation of Barnes & Noble.com in fiscal 2004 compared with a partial year in fiscal 2003 resulting from the Company’s acquisition of a controlling interest in Barnes & Noble.com on September 15, 2003.

Cost of Sales and Occupancy

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, supplies, depreciation and other operating expenses), rental expense, common area maintenance, merchant association dues and lease-required advertising, partially offset by landlord tenant allowances amortized over the life of the lease.

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

Selling and Administrative Expenses

Selling and administrative expenses increased $141.9 million, or 15.6%, to $1,052.3 million in fiscal 2004 from $910.4 million in fiscal 2003, partially due to the inclusion of Barnes & Noble.com’s selling and administrative expenses for the full period in fiscal 2004 compared with a partial period in fiscal 2003. As a percentage of sales, selling and administrative expenses increased to 21.6% in fiscal 2004 from 20.8% in fiscal 2003. This increase was partially due to the inclusion of Barnes & Noble.com’s selling and administrative expenses for the full period in fiscal 2004 compared with a partial period in fiscal 2003.

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

Equity in Net Loss of Barnes & Noble.com

The Company accounted for its approximate 38% economic interest in Barnes & Noble.com under the equity method through September 15, 2003. Equity losses in Barnes & Noble.com were $14.3 million in fiscal 2003.

Income Taxes

Barnes & Noble’s effective tax rate in fiscal 2004 increased to 43.00% compared with 41.35% during fiscal 2003. The increase in the effective tax rate was primarily due to adjustments in fiscal 2004 related to prior year taxes.

Minority Interest

Minority interest was $1.2 million in fiscal 2004 compared with $0.5 million in fiscal 2003, and relates to the approximate 26% outside interest in Calendar Club L.L.C. (Calendar Club).

Income From Discontinued Operations

On October 1, 2004, the Board of Directors of the Company approved an overall plan for the complete disposition of all of its Class B common stock in GameStop, the Company’s former video game operating segment. This disposition was completed in two steps. The first step was the sale of 6,107,338 shares of GameStop Class B common stock held by the Company to GameStop (Stock Sale) for an aggregate consideration of $111.5 million, consisting of $37.5 million in cash and a promissory note in the principal amount of $74.0 million, bearing interest at a rate of 5.5% per annum, payable when principal installments are due. The Stock Sale was completed on October 1, 2004. The second step in the disposition was the spin-off by the Company of its remaining 29,901,662 shares of GameStop’s Class B common stock (Spin-Off). The Spin-Off was completed on November 12, 2004 with the distribution of 0.424876232 of a share of GameStop Class B common stock as a tax-free distribution on each outstanding share of the Company’s common stock to the Company’s stockholders of record as of the close of business on November 2, 2004. As a result of the Stock Sale and the Spin-Off, GameStop is no longer a subsidiary of the Company and, accordingly, the Company will present all historical results of operations of GameStop as discontinued operations.

Earnings

As a result of the factors discussed above, the Company reported consolidated net earnings of $143.4 million (or $1.93 per share) during fiscal 2004 compared with net earnings of $151.8 million (or $2.07 per share) during fiscal 2003. Components of diluted earnings per share (EPS) are as follows:

Fiscal Year	2004	2003
EPS from continuing operations (a)	$1.68	1.57
EPS from discontinued operations	0.25	0.50

Consolidated EPS (a)	$1.93	2.07

(a)	Includes a one-time charge of $0.11 per share associated with the redemption of the convertible notes in fiscal 2004.

Seasonality

The Company’s business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the fourth quarter which includes the holiday selling season.

Liquidity and Capital Resources

Working capital requirements are generally at their highest in the Company’s fiscal quarter ending on or about January 31 due to the higher payments to vendors for holiday season merchandise purchases. In addition, the Company’s sales and merchandise inventory levels will fluctuate from quarter to quarter as a result of the number and timing of new store openings.

Cash and cash equivalents on hand, cash flows from operating activities, funds available under its senior credit facility and short-term vendor financing continue to provide the Company with liquidity and capital resources for store expansion, seasonal working capital requirements and capital investments.

Cash Flow

Cash flows provided from operating activities were $499.7 million, $532.4 million and $471.3 million during fiscal 2005, 2004 and 2003, respectively. In fiscal 2005, the decrease in cash flows from operating results was primarily due to the timing of rent payments. In fiscal 2004 and 2003, the increase in cash flows from operating activities was primarily attributable to improved working capital management and an increase in net earnings.

The weighted-average age per square foot of the Company’s 681 Barnes & Noble stores was 7.7 years as of January 28, 2006 and is expected to increase to approximately 8.2 years by February 3, 2007. As the Barnes & Noble stores continue to mature, and as the number of new stores opened during the fiscal year decreases as a percentage of the existing store base, the increasing operating profits of Barnes & Noble stores are expected to generate a greater portion of the cash flows required for working capital, including new store inventories, capital expenditures and other initiatives.

Capital Structure

Strong cash flows from operations and a continued emphasis on working capital management strengthened the Company’s balance sheet in fiscal 2005.

On June 17, 2005, the Company, together with certain of its subsidiaries, entered into a Credit Agreement (the New Facility) with a syndicate led by Bank of America, N.A. and JPMorgan Chase Bank, N.A. The New Facility replaces the Amended and Restated Credit and Term Loan Agreement, dated as of August 10, 2004 (the Prior Facility), which consisted of a revolving credit facility and a term loan. The revolving credit facility portion was due to expire in May 2006 and the term loan had a maturity date of August 10, 2009. The Prior Facility was terminated on June 17, 2005, at which time the prior outstanding term loan of $245.0 million was repaid. Letters of credit issued under the Prior Facility, which totaled approximately $30.0 million as of June 17, 2005, were transferred to become letters of credit under the New Facility.

The New Facility provides for a maximum aggregate borrowing amount of $850.0 million (which under certain circumstances may be increased to $1.0 billion at the option of the Company) and terminates on June 16, 2010. The maximum aggregate borrowing amount may be reduced from time to time according to the terms of the New Facility. Borrowings made pursuant to the New Facility may be committed loans or swing line loans, the combined sum (including any outstanding letters of credit) of which may not exceed the maximum borrowing amount.

Borrowings made pursuant to the New Facility as committed loans will bear interest, payable quarterly or, if earlier, at the end of any interest period, at either (a) the base rate, described in the New Facility as the higher of Bank of America N.A.’s prime rate (7.25% as of January 28, 2006) or the federal funds rate (4.38% as of January 28, 2006) plus 0.50%, or (b) the Eurodollar rate (a publicly published rate which was 4.57% as of January 28, 2006) plus a percentage spread (ranging from 0.750% to 1.375%) based on the Company’s consolidated fixed charge coverage ratio. Swing line loans bear interest at the base rate. Under the New Facility, the Company agrees to pay a commitment facility fee, payable quarterly, at rates that range from 0.150% to 0.300% depending on the Company’s consolidated fixed charge coverage ratio. The payments under the New Facility are guaranteed by material subsidiaries of the Company.

The New Facility contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company and its subsidiaries with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, disposition of assets, sale-leaseback transactions, and transactions with affiliates. The New Facility permits the Company to use proceeds of the credit loans and letters of credit for working capital and capital expenditures and for all other lawful corporate purposes, including payment of dividends, acquisitions of assets, capital stock of other companies and share repurchases, in each case to the extent permitted in the New Facility. The New Facility also contains financial covenants that require the Company to maintain a minimum consolidated fixed charge coverage ratio of 1.75 and a maximum consolidated funded debt to earnings ratio of 2.00.

The New Facility provides for customary events of default with corresponding grace periods, including failure to pay any principal or interest when due, failure to comply with covenants, any material representation or warranty made by the Company proving to be false in any material respect, certain bankruptcy, insolvency or receivership events affecting the Company or its subsidiaries, defaults relating to certain other indebtedness, imposition of certain judgments and a change in control of the Company (as defined in the New Facility).

On June 28, 2004, the Company completed the redemption of its $300.0 million outstanding 5.25% convertible subordinated notes due 2009. Holders of the notes converted a total of $17.7 million principal amount of the notes into 545,821 shares of common stock of the Company, plus cash in lieu of fractional shares, at a price of $32.512 per share. The Company redeemed the balance of $282.3 million principal amount of the notes at an aggregate redemption price, together with accrued interest and redemption premium, of $295.0 million. The write-off of the unamortized portion of the deferred financing fees from the issuance of the notes and the redemption premium resulted in a charge of $14.6 million.

Selected information related to the Company’s term loan, convertible subordinated notes and the New and Prior Facilities:

Fiscal Year	2005	2004	2003
Revolving credit facility	$—	—	—
Term loan	—	245,000	—
Convertible subordinated notes	—	—	300,000

Balance at end of year	$—	245,000	300,000

Average balance outstanding during the year	$121,915	276,043	342,469
Maximum borrowings outstanding during the year	$245,000	392,700	474,150
Weighted average interest rate during the year	6.91%	5.25%	6.33%
Interest rate at end of year	—	3.78%	5.25%

Fees expensed with respect to the unused portion of the New and Prior Facilities were $1.3 million, $1.0 million and $1.2 million, during fiscal 2005, 2004 and 2003, respectively.

The amounts outstanding under the New and Prior Facilities, if any, have been classified as long-term debt based on the Company’s ability to continually maintain principal amounts outstanding.

The Company has no agreements to maintain compensating balances.

Capital Investment

Capital expenditures totaled $187.2 million, $184.9 million and $130.1 million during fiscal 2005, 2004 and 2003, respectively. Capital expenditures in fiscal 2006, primarily for the opening of 30 to 40 new Barnes & Noble stores, the maintenance of existing stores and system enhancements for the retail stores and the Web site, are projected to be in the range of $190.0 million to $200.0 million, although commitment to many of such expenditures has not yet been made.

Based on current operating levels and the store expansion planned for the next fiscal year, management believes cash and cash equivalents on hand, cash flows generated from operating activities, short-term vendor financing and borrowing capacity under the New Credit Facility will be sufficient to meet the Company’s working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months.

In fiscal 1999, the Board of Directors of the Company authorized a common stock repurchase program for the purchase of up to $250.0 million of the Company’s common stock. The Company completed this $250.0 million repurchase program during the first quarter of fiscal 2005. On March 24, 2005, the Company’s Board of Directors authorized an additional share repurchase program of up to $200.0 million of the Company’s common stock. The Company completed this $200.0 million repurchase program during the third quarter of fiscal 2005. On September 15, 2005, the Company’s Board of Directors authorized a new share repurchase program of up to $200.0 million of the Company’s common stock.

Share repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of January 28, 2006, the Company repurchased 7,682,700 shares at a cost of approximately $282.7 million under these programs in fiscal 2005, bringing the combined total of repurchases under these programs to 16,690,400 shares at a cost of approximately $479.0 million under these programs. The maximum dollar value of common shares that may yet be purchased under the current program is approximately $171.0 million as of January 28, 2006. During the first quarter of fiscal 2006 (through March 31, 2006), the Company repurchased 1,602,000 shares at a cost of $68.2 million. All repurchased shares are held in treasury.

On September 15, 2003, the Company completed its acquisition of all of Bertelsmann AG’s (Bertelsmann) interest in barnesandnoble.com inc. (bn.com) and barnesandnoble.com llc (Barnes & Noble.com). The purchase price paid by the Company was $165.4 million (including acquisition related costs) in a combination of cash and a note, equivalent to $2.80 per share in bn.com or membership unit in Barnes & Noble.com. The note issued to Bertelsmann in the amount of $82.0 million was paid in fiscal 2003. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com to approximately 75%. On May 27, 2004, the Company completed a merger (the Merger) of bn.com with a wholly owned subsidiary of the Company. The purchase price paid by the Company was $158.8 million (including acquisition related costs). Under the terms of the Merger, the holders of bn.com’s outstanding common stock, other than the Company and its subsidiaries, received $3.05 in cash for each share that they owned. The Merger was approved by the shareholders of bn.com at a special meeting held on May 27, 2004. As a result of the Merger, bn.com became a privately held company, wholly owned by the Company.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of January 28, 2006 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	2,401.3	344.9	647.4	563.5	845.5
Purchase obligations	32.9	30.4	2.0	0.3	0.2
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP	—	—	—	—	—

Total	$2,434.2	$375.3	$649.4	$563.8	$845.7

See also Note 9 to the Notes to Consolidated Financial Statements for information concerning the Company’s Pension and Postretirement Plans.

Off-Balance Sheet Arrangements

As of January 28, 2006, the Company had no off-balance sheet arrangements as defined in Item 303 of the Regulation S-K.

Impact of Inflation

The Company does not believe that inflation has had a material effect on its net sales or results of operations.

Certain Relationships and Related Transactions

See Note 17 to the Notes to Consolidated Financial Statements.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 95% and 96% of the Company’s merchandise inventories as of January 28, 2006 and January 29, 2005, respectively. The remaining merchandise inventories are recorded based on the average cost method.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At January 28, 2006, the Company had $806.4 million of property and equipment, net of accumulated depreciation, and $15.7 million of amortizable intangible assets, net of amortization, accounting for approximately 26.0% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses totaled $12.7 million, $0.0 million and $0.0 million in fiscal 2005, 2004 and 2003, respectively.

Goodwill and Unamortizable Intangible Assets

At January 28, 2006, the Company had $263.7 million of goodwill and $78.1 million of unamortizable intangible assets (i.e. those with an indefinite useful life), accounting for approximately 10.8% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill in November 2005 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. The Company tests unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Changes in market conditions, among other factors, could have a material impact on these estimates.

Newly Issued Accounting Pronouncements

There were no accounting standards issued during the fiscal year ended January 28, 2006 that are reasonably likely to affect the Company’s consolidated financial statements.

Disclosure Regarding Forward-Looking Statements

This report may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, decreased consumer demand for the Company’s products, possible disruptions in the Company’s computer or telephone systems, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores or the inability to obtain suitable sites for new stores, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of the Company’s online initiatives such as Barnes & Noble.com, the performance and successful integration of acquired businesses, the successful and timely completion and integration of the Company’s new distribution center, the success of the Company’s strategic investments, unanticipated increases in merchandise or occupancy costs, unanticipated adverse litigation results or effects, and other factors which may be outside of the Company’s control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year	2005	2004	2003
(In thousands, except per share data)
Sales	$5,103,004	4,873,595	4,372,177
Cost of sales and occupancy	3,533,009	3,386,619	3,060,462

Gross profit	1,569,995	1,486,976	1,311,715

Selling and administrative expenses	1,134,276	1,052,345	910,448
Depreciation and amortization	172,957	181,553	166,825
Pre-opening expenses	10,938	8,862	8,668

Operating profit	251,824	244,216	225,774
Interest expense (net of interest income of $7,013, $3,461 and $726, respectively) and amortization of deferred financing fees	(1,415)	(11,028)	(20,944)
Debt redemption charge	—	(14,582)	—
Equity in net loss of Barnes & Noble.com	—	—	(14,311)

Earnings before taxes and minority interest	250,409	218,606	190,519
Income taxes	102,042	94,001	78,779

Earnings before minority interest	148,367	124,605	111,740
Minority interest	(1,686)	(1,230)	(536)

Earnings from continuing operations	146,681	123,375	111,204
Earnings from discontinued operations (net of income tax)	—	20,001	40,571

Net earnings	$146,681	143,376	151,775

Basic earnings per common share
Earnings from continuing operations	$2.17	1.79	1.69
Earnings from discontinued operations	—	0.29	0.61

Net earnings	$2.17	2.08	2.30

Diluted earnings per common share
Earnings from continuing operations	$2.03	1.68	1.57
Earnings from discontinued operations	—	0.25	0.50

Net earnings	$2.03	1.93	2.07

Weighted average common shares outstanding
Basic	67,560	69,018	65,989
Diluted	72,150	75,696	77,105

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	January 28, 2006	January 29, 2005
Assets
Current assets:
Cash and cash equivalents	$372,586	535,652
Receivables, net	99,117	91,501
Merchandise inventories	1,313,997	1,274,578
Prepaid expenses and other current assets	74,476	85,140

Total current assets	1,860,176	1,986,871

Property and equipment:
Land and land improvements	3,247	3,247
Buildings and leasehold improvements	984,535	940,616
Fixtures and equipment	1,174,973	1,081,966

	2,162,755	2,025,829
Less accumulated depreciation and amortization	1,356,379	1,221,169

Net property and equipment	806,376	804,660

Goodwill	263,731	268,379
Intangible assets, net	93,834	97,538
Deferred taxes	114,046	123,231
Other noncurrent assets	25,969	37,710

Total assets	$3,164,132	3,318,389

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$828,852	745,073
Accrued liabilities	683,816	580,509

Total current liabilities	1,512,668	1,325,582

Long-term debt	—	245,000
Deferred taxes	158,035	193,743
Other long-term liabilities	367,531	379,180
Minority interest	10,057	8,942
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 83,370 and 79,276 shares issued, respectively	83	79
Additional paid-in capital	1,091,018	985,609
Accumulated other comprehensive loss	(9,085)	(9,857)
Retained earnings	512,594	386,134
Treasury stock, at cost, 16,690 and 9,008 shares, respectively	(478,769)	(196,023)

Total shareholders’ equity	1,115,841	1,165,942

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$3,164,132	3,318,389

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock at Cost	Total
Balance at February 1, 2003	$73	828,522	(11,064)	373,143	(181,391)	1,009,283

Comprehensive earnings:
Net earnings	—	—	—	151,775	—
Other comprehensive income, net of tax (See Note 11):
Foreign currency translation	—	—	296	—	—
Unrealized gain on available-for-sale securities	—	—	128	—	—
Unrealized gain on derivative instrument	—	—	3	—	—
Minimum pension liability	—	—	2,058	—	—
Total comprehensive earnings						154,260
Exercise of 5,063 common stock options, including tax benefits of $18,724	4	71,816	—	—	(2,556)	69,264
Exercise of common stock options of subsidiaries, including tax benefits of $6,202	—	13,981	—	—	—	13,981
Treasury stock acquired, 305 shares	—	—	—	—	(5,714)	(5,714)

Balance at January 31, 2004	77	914,319	(8,579)	524,918	(189,661)	1,241,074

Comprehensive earnings:
Net earnings	—	—	—	143,376	—
Other comprehensive loss, net of tax (See Note 11):
Foreign currency translation	—	—	(19)	—	—
Unrealized loss on available-for-sale securities, net of reclassification adjustment	—	—	(94)	—	—
Minimum pension liability	—	—	(1,165)	—	—
Total comprehensive earnings						142,098

Exercise of 1,875 common stock options, including tax benefits of $11,300	2	45,197	—	—	—	45,199
Exercise of common stock options of subsidiaries, including tax benefits of $2,363	—	6,911	—	—	—	6,911
Restricted stock compensation expense	—	48	—	—	—	48
Spin-off of GameStop (See Note 2)	—	—	—	(265,922)	—	(265,922)
Conversion of subordinated notes (See Note 5)	—	17,362	—	—	—	17,362
Change in reporting period of subsidiary (See Note 3)	—	—	—	(1,532)	—	(1,532)
Tax adjustments and costs attributable to the sale of GameStop Class B shares (See Note 2)	—	—	—	(14,706)	—	(14,706)
Acquisition of partial interest in a subsidiary of Calendar Club (See Note 8)	—	1,772	—	—	—	1,772
Treasury stock acquired, 200 shares	—	—	—	—	(6,362)	(6,362)

Balance at January 29, 2005	79	985,609	(9,857)	386,134	(196,023)	1,165,942

Comprehensive earnings:
Net earnings	—	—	—	146,681	—
Other comprehensive loss, net of tax (See Note 11):
Foreign currency translation	—	—	(457)	—	—
Minimum pension liability	—	—	1,229	—	—
Total comprehensive earnings						147,453

Exercise of 4,068 common stock options, including tax benefits of $39,640	4	101,779	—	—	—	101,783
Restricted stock compensation expense, including tax benefits of $64	—	3,630	—	—	—	3,630

Cash dividends paid to stockholders	—	—	—	(20,221)	—	(20,221)
Treasury stock acquired, 7,682 shares	—	—	—	—	(282,746)	(282,746)

Balance at January 28, 2006	83	1,091,018	(9,085)	512,594	(478,769)	1,115,841

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	2005	2004	2003
(In thousands)
Cash flows from operating activities:
Net earnings	$146,681	143,376	151,775
Net earnings from discontinued operations	—	20,001	40,571

Net earnings from continuing operations	146,681	123,375	111,204
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	173,814	183,508	169,741
Deferred taxes	1,925	21,285	31,451
Property and equipment impairment charge	12,656	—	—
Decrease in other long-term liabilities for tenant allowances and scheduled rent increases	(8,596)	(971)	(2,036)
Restricted stock compensation expense	3,566	48	—
Loss on disposal of property and equipment	3,542	1,919	207
Minority interest	1,686	1,230	536
Debt redemption charge (deferred financing fees)	—	6,112	—
Equity in net loss of Barnes & Noble.com	—	—	14,311
Changes in operating assets and liabilities, net	164,467	195,935	145,934

Net cash flows from operating activities	499,741	532,441	471,348

Cash flows from investing activities:
Purchases of property and equipment	(187,167)	(184,885)	(130,103)
Payments on GameStop note receivable	12,173	37,500	—
Net increase in other noncurrent assets	(1,289)	(956)	(1,430)
Acquisition of consolidated subsidiaries, net of cash acquired	—	(154,427)	(140,929)
Purchase of investments	—	—	(1,474)

Net cash flows from investing activities	(176,283)	(302,768)	(273,936)

Cash flows from financing activities:
Purchase of treasury stock	(282,746)	(6,362)	(5,714)
Repayment of debt	(245,000)	—	—
Proceeds from exercise of common stock options	62,143	34,043	54,984
Cash dividends paid to shareholders	(20,221)	—	—
Dividend to minority interest	(700)	—	—
Proceeds from issuance of long-term debt	—	245,000	—
Redemption of convertible subordinated notes	—	(286,497)	—

Net cash flows from financing activities	(486,524)	(13,816)	49,270

Cash flows from discontinued operations (Revised – See Note 1)
Operating cash flows	—	25,284	67,477
Investing cash flows	—	(79,280)	(66,496)
Financing cash flows (including cash at date of spin-off)	—	(113,409)	(28,105)

Net cash flows from discontinued operations	—	(167,405)	(27,124)

Net increase (decrease) in cash and cash equivalents	(163,066)	48,452	219,558
Cash and cash equivalents at beginning of year	535,652	487,200	267,642

Cash and cash equivalents at end of year (including cash of discontinued operations of $0, $0 and $204,905, respectively)	$372,586	535,652	487,200

Changes in operating assets and liabilities, net:
Receivables, net	$(8,595)	(10,801)	31,536
Merchandise inventories	(39,419)	15,317	(17,287)
Prepaid expenses and other current assets	(8,216)	26,650	569
Accounts payable and accrued liabilities	220,697	164,769	131,116

Changes in operating assets and liabilities, net	$164,467	195,935	145,934

Supplemental cash flow information:
Cash paid during the period for:
Interest	$810	16,536	18,498
Income taxes (net of refunds)	$28,611	42,215	56,256

Supplemental disclosure of subsidiaries acquired:
Assets acquired, net of cash acquired	$—	162,161	220,656
Liabilities assumed	—	7,734	79,727

Cash paid	$—	154,427	140,929

Noncash activities:
Net assets distributed in spin-off of GameStop	$—	160,417	—
Note receivable on sale of GameStop shares	$—	74,020	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended January 28, 2006 (fiscal 2005), January 29, 2005 (fiscal 2004) and January 31, 2004 (fiscal 2003).

1. Summary of Significant Accounting Policies

Business

Barnes & Noble, Inc. (Barnes & Noble), through its subsidiaries (collectively, the Company), is primarily engaged in the sale of books. As of January 28, 2006, the Company operated 799 bookstores, 681 primarily under the Barnes & Noble Booksellers trade name (hereafter collectively referred to as Barnes & Noble stores) and 118 primarily under the B. Dalton Bookseller trade name (hereafter collectively referred to as B. Dalton stores). Barnes & Noble conducts the online part of its business through barnesandnoble.com llc (Barnes & Noble.com), one of the largest sellers of books on the Internet. The Company publishes books under its own imprints which, since January 2003, also include the imprints of Sterling Publishing Co., Inc. (Sterling Publishing). Additionally, the Company owns an approximate 74% interest in Calendar Club L.L.C. (Calendar Club), an operator of seasonal kiosks.

Consolidation

The consolidated financial statements include the accounts of Barnes & Noble and its wholly and majority-owned subsidiaries. Investments in affiliates in which ownership interests range from 20% to 50%, are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. Additionally, the Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, as revised (FIN 46R) requires an entity determined to be a variable interest entity to be consolidated by the enterprise that absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns or both. FIN 46R was applied in fiscal 2004 in accounting for the acquisition of an incremental ownership interest in a subsidiary of Calendar Club (see Note 8 to the Notes to Consolidated Financial Statements).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 95% and 96% of the Company’s merchandise inventories as of January 28, 2006 and January 29, 2005, respectively. The remaining merchandise inventories are recorded based on the average cost method.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment, and amortizable intangibles. At January 28, 2006, the Company had $806,376 of property and equipment, net of accumulated depreciation, and $15,685 of amortizable intangible assets, net of accumulated amortization, accounting for approximately 26.0% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses totaled $12,656, $0 and $0 in fiscal 2005, 2004 and 2003, respectively.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At January 28, 2006, the Company had $263,731 of goodwill and $78,149 of unamortizable intangible assets (i.e. those with an indefinite life), accounting for approximately 10.8% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill in November 2005 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. Changes in market conditions, among other factors, could have a material impact on these estimates.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of January 28, 2006 and January 29, 2005 were $1,878 and $2,396, respectively. Amortization expense included in interest and amortization of deferred financing fees were $857, $1,955 and $2,568 during fiscal 2005, 2004 and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale. Sales returns (which are not significant) are recognized at the time returns are made.

The Barnes & Noble Membership Program entitles the customer to receive a 10% discount on all purchases made during the twelve-month membership period. The annual membership fee of $25.00 is non-refundable after the first 30 days of the membership term. Revenue is being recognized over the twelve-month membership period based upon historical spending patterns for Barnes & Noble customers. Refunds of membership fees due to cancellations within the first 30 days are minimal.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to Statement of Position 93-7, “Reporting on Advertising Costs”. In addition, consideration received from vendors in conjunction with the Company’s cooperative advertising program is netted against the related expenses. Advertising costs are charged to selling and administrative expenses. In accordance with Emerging Issues Task Force (EITF) Issue 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, the Company classifies certain co-op advertising received as a reduction in costs of sales and occupancy.

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $6,905, $6,531 and $5,698 during fiscal 2005, 2004 and 2003, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings Per Common Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of the Company’s outstanding stock options and with respect to the Company’s deferred compensation plan.

Income Taxes

The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse.

Stock-Based Compensation

The Company grants options to purchase Barnes & Noble, Inc. (BKS) common stock and, prior to the May 27, 2004 merger of barnesandnoble.com inc. into a wholly-owned subsidiary of the Company, barnesandnoble.com inc. (BNBN) common stock under stock-based incentive plans. In addition, prior to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

the November 12, 2004 spin-off of GameStop, the Company granted options to purchase GameStop (GME) Class A common stock under a stock-based incentive plan. The Company accounts for all transactions under which employees receive such options based on the price of the underlying stock in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. The following table illustrates the effect on net income and income per share as if the Company had applied the fair value-recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” to stock-based incentive plans:

Fiscal Year	2005	2004	2003
Net earnings – as reported	$146,681	143,376	151,775
Compensation expense, net of tax
BKS stock options	6,764	19,473	12,513
GME stock options, net of minority interest	—	4,319	4,778
BNBN stock options	—	13	10

Pro forma net earnings – pro forma for SFAS No. 123	$139,917	119,571	134,474

Basic earnings per share:
As reported	$2.17	2.08	2.30
Pro forma for SFAS No. 123	$2.07	1.73	2.04

Diluted earnings per share:
As reported	$2.03	1.93	2.07
Pro forma for SFAS No. 123	$1.95	1.62	1.85

In December 2004, the FASB issued SFAS No. 123 (Revised), “Share-Based Payment,” a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R requires the fair value measurement of all stock-based payments to employees, including grants of employee stock options, and recognition of those expenses in the statement of operations. SFAS No. 123R is effective for fiscal years that begin after June 15, 2005. As required, the Company will adopt SFAS No. 123R in the first quarter of fiscal 2006. The adoption of this standard will not affect the stock-based compensation associated with the Company’s restricted stock which is already recorded at fair value on the date of grant and recognized over the vesting period. The Company will use the modified prospective method of adoption which requires companies to record compensation expense for all previously issued unvested stock options at the date of the initial adoption and any stock options issued after January 28, 2006. The Company currently uses the Black-Scholes valuation model to calculate compensation expense for stock options for current footnote disclosure purposes and will continue to use this model in determining future compensation expense. The Company expects the stock option compensation expense in fiscal 2006 to be approximately the same as the fiscal 2005 pro forma compensation expense noted in the above table.

Reclassifications

Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2005 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting periods ended January 28, 2006, January 29, 2005 and January 31, 2004 contained 52 weeks.

Newly Issued Accounting Pronouncements

There were no accounting standards issued during the fiscal year ended January 28, 2006 that are reasonably likely to affect the Company’s consolidated financial statements.

Revised Previously Issued Consolidated Statements of Cash Flows

For fiscal 2005, the Company has revised the amounts shown for net cash flows from (used by) discontinued operations for fiscal 2004 and 2003 from $37,500 and $0 to ($167,405) and ($27,124), respectively, and has separately disclosed the operating, investing and financing portions of these cash flows. In addition, the balance of cash and cash equivalents presented on the statement of cash flows at the beginning and end of fiscal 2003 have been increased by $232,029 and $204,905, respectively, to include the cash of the discontinued operation.

2. GameStop Spin-Off

On October 1, 2004, the Company’s independent directors approved an overall plan for the complete disposition of all of its Class B common stock in GameStop Corp. (GameStop), the Company’s former video game operating segment. This disposition was completed in two steps as described below.

The first step in the disposition was the sale of 6,107,338 shares of GameStop Class B common stock held by the Company to GameStop (the Stock Sale) for an aggregate consideration of $111,520, consisting of $37,500 in cash and a promissory note in the principal amount of $74,020, bearing interest at a rate of 5.5% per annum. Scheduled payments on the note of $37,500 and $12,173 were received in January 2005 and October 2005, respectively, and the remaining balance is due in two equal annual installments of $12,173 on October 1, 2006 and 2007. The Stock Sale was completed on October 1, 2004. Because of the capital nature of the disposition, the proceeds from the Stock Sale were recorded as a reduction in the basis of the investment in GameStop, resulting in no gain for financial reporting purposes. In that regard, the tax adjustments associated with the related taxable capital gain on the Stock Sale, amounting to $14,443, have been charged directly to retained earnings. Also included in the charge to retained earnings are $263 of GameStop costs related to the redemption of their shares from the Company.

The second step in the disposition was the spin-off by the Company of its remaining 29,901,662 shares of GameStop’s Class B common stock (the Spin-Off). The Spin-Off was completed on November 12, 2004 with the distribution of 0.424876232 of a share of GameStop Class B common stock as a tax-free distribution on each outstanding share of the Company’s common stock to the Company’s stockholders of record as of the close of business on November 2, 2004. The Class B shares retained their super voting power of 10 votes per share and are separately listed on the New York Stock Exchange under the symbol GME.B. As a result of the Stock Sale and the Spin-Off, GameStop is no longer a subsidiary of the Company and, accordingly, the Company will present all historical results of operations of GameStop as discontinued operations. The discontinued operations generated sales of $1,232,141 and $1,578,838 and net income of $20,001 (net of $19,413 in tax) and $40,571 (net of $26,666 in tax) for fiscal 2004 (to the date of the Spin-Off) and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

3. Barnes & Noble.com Acquisition

On September 15, 2003, the Company completed its acquisition of all of Bertelsmann AG’s (Bertelsmann) interest in barnesandnoble.com inc. (bn.com) and barnesandnoble.com llc (Barnes & Noble.com). The purchase price paid by the Company was $165,406 (including acquisition related costs) in a combination of cash and a note, equivalent to $2.80 per share in bn.com or membership unit in Barnes & Noble.com. The note issued to Bertelsmann in the amount of $82,000 was paid in the fourth quarter of fiscal 2003. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com to approximately 75%.

On May 27, 2004, the Company completed a merger (the Merger) of bn.com with a wholly owned subsidiary of the Company. The purchase price paid by the Company was $158,776 (including acquisition related costs). Under the terms of the Merger, the holders of bn.com’s outstanding common stock, other than the Company and its subsidiaries, received $3.05 in cash for each share that they owned. The Merger was approved by the shareholders of bn.com at a special meeting held on May 27, 2004. As a result of the Merger, bn.com became a privately held company, wholly owned by the Company.

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

Goodwill arising from the Bertelsmann acquisition that is deductible for income tax purposes exceeded the related amount for financial reporting purposes by approximately $96,576. In accordance with SFAS No. 109, “Accounting for Income Taxes”, the Company will recognize the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return (see Note 12 to the Notes to Consolidated Financial Statements).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The following table summarizes pro forma results as if the Company had acquired Barnes & Noble.com (resulting in a 100% economic interest) and recorded the above noted allocations of purchase price on the first day of fiscal 2003:

Fiscal Year	2003
Sales	$4,649,000
Net income	$139,387

Earnings from continuing operations
Basic	$1.50
Diluted	$1.41

Prior to the quarter ended July 31, 2004, the Company reported the results of Barnes & Noble.com on a one month lag basis. Subsequent to the Merger, the results of Barnes & Noble.com have been included based on a reporting period which is consistent with that of the Company. As a result of this change, retained earnings has been charged directly for the $1,532 loss of Barnes & Noble.com for the month of January 2004, and all other reported results are presented as though the reporting period of Barnes & Noble.com was changed at the beginning of fiscal 2004.

4. Receivables, Net

Receivables represent customer, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	January 28, 2006	January 29, 2005
Credit/debit card receivables (a)	$33,411	31,446
Trade accounts	18,885	12,829
Current portion of note receivable from GameStop	12,173	12,173
Advertising	9,875	9,473
Receivables from landlords for leasehold improvements	14,936	18,159
Other receivables	9,837	7,421

Total receivables, net	$99,117	91,501

(a)	Credit/debit card receivables consist of receivables from credit/debit card companies. The Company assumes no customer credit risk for these receivables.

5. Debt

On June 17, 2005, the Company, together with certain of its subsidiaries, entered into a Credit Agreement (the New Facility) with a syndicate led by Bank of America, N.A. and JPMorgan Chase Bank, N.A. The New Facility replaces the Amended and Restated Credit and Term Loan Agreement, dated as of August 10, 2004 (the Prior Facility), which consisted of a revolving credit facility and a term loan. The revolving credit facility portion was due to expire in May 2006 and the term loan had a maturity date of August 10, 2009. The Prior Facility was terminated on June 17, 2005, at which time the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

prior outstanding term loan of $245,000 was repaid. Letters of credit issued under the Prior Facility, which totaled approximately $30,000 as of June 17, 2005, were transferred to become letters of credit under the New Facility.

The New Facility provides for a maximum aggregate borrowing amount of $850,000 (which under certain circumstances may be increased to $1,000,000 at the option of the Company) and terminates on June 16, 2010. The maximum aggregate borrowing amount may be reduced from time to time according to the terms of the New Facility. Borrowings made pursuant to the New Facility may be committed loans or swing line loans, the combined sum (including any outstanding letters of credit) of which may not exceed the maximum borrowing amount. Amounts borrowed under the New Facility may be borrowed, repaid and reborrowed from time to time until June 16, 2010. The New Facility also provides for the issuance of letters of credit.

Borrowings made pursuant to the New Facility as committed loans will bear interest, payable quarterly or, if earlier, at the end of any interest period, at either (a) the base rate, described in the New Facility as the higher of Bank of America N.A.’s prime rate (7.25% as of January 28, 2006) or the federal funds rate (4.38% as of January 28, 2006) plus 0.50%, or (b) the Eurodollar rate (a publicly published rate which amounted to 4.57% as of January 28, 2006) plus a percentage spread (ranging from 0.750% to 1.375%) based on the Company’s consolidated fixed charge coverage ratio. Swing line loans bear interest at the base rate. Under the New Facility, the Company agrees to pay a commitment facility fee, payable quarterly, at rates that range from 0.150% to 0.300% depending on the Company’s consolidated fixed charge coverage ratio. The payments under the New Facility are guaranteed by material subsidiaries of the Company.

The New Facility contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company and its subsidiaries with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, disposition of assets, sale-leaseback transactions, and transactions with affiliates. The New Facility permits the Company to use proceeds of the credit loans and letters of credit for working capital and capital expenditures and for all other lawful corporate purposes, including payment of dividends, acquisitions of assets, capital stock of other companies and share repurchases, in each case to the extent permitted in the New Facility. The New Facility also contains financial covenants that require the Company to maintain a minimum consolidated fixed charge coverage ratio of 1.75 and a maximum consolidated funded debt to earnings ratio of 2.00.

The New Facility provides for customary events of default with corresponding grace periods, including failure to pay any principal or interest when due, failure to comply with covenants, any material representation or warranty made by the Company proving to be false in any material respect, certain bankruptcy, insolvency or receivership events affecting the Company or its subsidiaries, defaults relating to certain other indebtedness, imposition of certain judgments and a change in control of the Company (as defined in the New Facility).

On June 28, 2004, the Company completed the redemption of its $300,000 outstanding 5.25% convertible subordinated notes due 2009. Holders of the notes converted a total of $17,746 principal amount of the notes into 545,821 shares of common stock of the Company, plus cash in lieu of fractional shares, at a price of $32.512 per share. The Company redeemed the balance of $282,254 principal amount of the notes at an aggregate redemption price, together with accrued interest and redemption premium, of $294,961. The write-off of the unamortized portion of the deferred financing fees from the issuance of the notes and the redemption premium resulted in a charge of $14,582.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Selected information related to the Company’s term loan, convertible subordinated notes and the New and Prior Facilities:

Fiscal Year	2005	2004	2003
Revolving credit facility	$—	—	—
Term loan	—	245,000	—
Convertible subordinated notes	—	—	300,000

Balance at end of year	$—	245,000	300,000

Average balance outstanding during the year	$121,915	276,043	342,469
Maximum borrowings outstanding during the year	$245,000	392,700	474,150
Weighted average interest rate during the year	6.91%	5.25%	6.33%
Interest rate at end of year	—	3.78%	5.25%

Fees expensed with respect to the unused portion of the New and Prior Facilities were $1,320, $1,014 and $1,170, during fiscal 2005, 2004 and 2003, respectively.

The amounts outstanding under the New and Prior Facilities, if any, have been classified as long-term debt based on the Company’s ability to continually maintain principal amounts outstanding.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

7. Net Earnings Per Share

Following is a reconciliation of earnings from continuing operations and weighted average common shares outstanding for purposes of calculating basic and diluted earnings per share:

Fiscal Year	2005	2004	2003
Numerator:
Earnings from continuing operations	$146,681	123,375	111,204
Interest expense on 5.25% convertible subordinated notes, net of tax	—	3,835	10,151

	$146,681	127,210	121,355

Denominator:
Basic weighted average common shares outstanding	67,560	69,018	65,989
Weighted average assumed conversion of 5.25% convertible subordinated notes	—	3,752	9,227
Dilutive effect of stock awards	4,590	2,926	1,889

Diluted outstanding shares	72,150	75,696	77,105

Earnings from continuing operations
Basic	$2.17	1.79	1.69
Diluted	$2.03	1.68	1.57

8. Other Acquisitions

Calendar Club has a minority interest in a joint venture investment, CCUK, which distributes and sells calendars and related products in the United Kingdom. CCUK was previously accounted for under the equity method. As a result of the acquisition of an incremental ownership interest in CCUK in fiscal 2004, Calendar Club determined that CCUK should be consolidated under the provisions of FIN 46R and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The operating results of CCUK are not material to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

A summary of the components of net periodic cost for the Pension Plan and the Postretirement Plan follows:

	Pension Plan			Postretirement Plan
Fiscal Year	2005	2004	2003	2005	2004	2003
Service cost	$—	—	—	—	—	—
Interest cost	2,284	2,245	2,083	176	285	282
Expected return on plan assets	(2,769)	(2,679)	(2,259)	—	—	—
Net amortization and deferral	1,559	1,596	1,184	3	84	51

Total expense	$1,074	1,162	1,008	179	369	333

Total Company contributions charged to employee benefit expenses for the Savings Plan were $9,174, $8,145 and $7,140 during fiscal 2005, 2004 and 2003, respectively.

Actuarial assumptions used for disclosure of the Pension Plan and the Postretirement Plan are as follows:

	Pension Plan			Postretirement Plan
Fiscal Year	2005	2004	2003	2005	2004	2003
Discount rate	6.0%	6.0%	6.3%	6.0%	6.0%	6.3%
Expected return on plan assets	8.8%	8.8%	8.8%	—	—	—

Weighted-average actuarial assumptions used in determining the net periodic costs of the Pension Plan and the Postretirement Plan are as follows:

	Pension Plan			Postretirement Plan
Fiscal Year	2005	2004	2003	2005	2004	2003
Discount rate	6.0%	6.3%	6.5%	6.0%	6.3%	6.5%
Expected return on plan assets	8.8%	8.8%	8.8%	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The following table provides a reconciliation of benefit obligations, plan assets and funded status of the Pension Plan and the Postretirement Plan:

	Pension Plan		Postretirement Plan
Fiscal Year	2005	2004	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$38,712	34,231	5,030	4,678
Interest cost	2,284	2,245	176	285
Actuarial (gain) loss	(255)	3,652	(1,673)	1,179
Medicare prescription subsidy	—	—	—	(537)
Benefits paid	(1,478)	(1,416)	(298)	(575)

Benefit obligation at end of year	$39,263	38,712	3,235	5,030

Change in plan assets:
Fair value of plan assets at beginning of year	$32,027	30,872	—	—
Actual return on assets	3,030	2,571	—	—
Employer contributions	—	—	—	—
Benefits paid	(1,478)	(1,416)	—	—

Fair value of plan assets at end of year	$33,579	32,027	—	—

Funded status	$(5,685)	(6,685)	(3,235)	(5,030)
Unrecognized net actuarial loss	14,951	17,025	317	1,993

Net amount recognized	$9,266	10,340	(2,918)	(3,037)

Amounts recognized in the statement of financial position consist of:
Prepaid (accrued) benefit cost	$—	—	(2,918)	(3,037)
Accrued benefit liability	(5,685)	(6,685)	—	—
Accumulated other comprehensive income	14,951	17,025	—	—

Net amount recognized	$9,266	10,340	(2,918)	(3,037)

The health-care cost trend rate used to measure the expected cost of the Postretirement Plan benefits is assumed to be 9% in 2006 declining at 1% decrements each year through 2010 to 5% in 2010 and each year thereafter. The health-care cost trend assumption has an effect on the amounts reported. For example, a 1% increase or decrease in the health-care cost trend rate would change the accumulated postretirement benefit obligation by approximately $267 and ($228), respectively, as of January 28, 2006, and would change the net periodic cost by approximately $15 and ($13), respectively, during fiscal 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company’s Pension Plan allocation at January 28, 2006 and January 29, 2005 are as follows:

	Percentage of Plan Assets
Fiscal Year	2005	2004
Asset Category
Large capitalization equities	24.7%	24.8%
Mid capitalization equities	15.0	15.0
Small capitalization equities	15.0	14.9
International equities	5.3	5.0
Fixed income core bonds	34.6	35.0
Global bonds	4.9	5.0
Cash	0.5	0.3

	100.0%	100.0%

The Company’s investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are well diversified within each of the major asset categories.

Annualized returns for periods ending January 28, 2006 have been as follows: 8.1% for one year and 14.6% for three years.

The Company expects that there will be no minimum regulatory funding requirements that will need to be made during the fiscal year ending February 3, 2007. No decision has been made at this time on Company contributions.

Expected benefit payments are as follows over future years:

	Pension Plan	Postretirement Plan
Fiscal Year		Gross Before Medicare Part D Subsidies	Expected Medicare Part D Subsidies	Net Including Medicare Part D Subsidies
2006	$901	$295	$56	$239
2007	997	318	58	260
2008	1,142	334	61	273
2009	1,229	338	62	276
2010	1,325	343	62	281
2011-2015	8,932	1,698	299	1,399

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

10. Income Taxes

The Company files a consolidated federal return with all 80% or more owned subsidiaries. Federal and state income tax provisions (benefits) for fiscal 2005, 2004 and 2003 are as follows:

Fiscal Year	2005	2004	2003
Current:
Federal	$90,738	59,725	40,042
State	9,379	12,991	7,286

Total current	100,117	72,716	47,328

Deferred:
Federal	(6,638)	20,647	26,580
State	8,563	638	4,871

Total deferred	1,925	21,285	31,451

Total	$102,042	94,001	78,779

A reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

Fiscal Year	2005	2004	2003
Federal statutory income tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	4.54	4.58	4.43
Prior year taxes	—	1.86	0.45
Other, net	1.21	1.56	1.47

Effective income tax rate	40.75%	43.00%	41.35%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of January 28, 2006 and January 29, 2005 are as follows:

	January 28, 2006	January 29, 2005
Deferred tax liabilities:
Investment in Barnes & Noble.com	$(102,691)	(93,629)
Depreciation	(40,067)	(80,762)
Operating expenses	(15,357)	(5,937)
Goodwill and intangible asset amortization	(11,793)	(13,319)
Other	(3,483)	(6,308)

Total deferred tax liabilities	(173,391)	(199,955)

Deferred tax assets:
Loss carryover	48,188	55,413
Lease transactions	47,836	40,848
Inventory	11,723	25,820
Estimated accruals	14,684	21,962
Investments in equity securities	10,914	16,465
Insurance liability	8,022	8,283
Pension	7,108	7,749

Total deferred tax assets	148,475	176,540

Net deferred tax liabilities	$(24,916)	(23,415)

Balance Sheet caption reported in:
Prepaid expenses and other current assets	$34,429	53,309
Deferred taxes (assets)	114,046	123,231
Accrued liabilities	(15,356)	(6,212)
Deferred taxes (liabilities)	(158,035)	(193,743)

Net deferred tax liabilities	$(24,916)	(23,415)

At January 28, 2006, bn.com, a wholly owned subsidiary of the Company, had federal and state net operating loss (NOL) carryforwards of approximately $119,000 that expire beginning in 2018 through 2022 if not utilized. Due to the change in ownership of bn.com resulting from the Merger described in Note 3 above, the utilization of these NOL carryforwards in the Company’s consolidated tax returns is limited to approximately $6,700 on an annual basis.

The Company has additional state NOL carryforwards of approximately $41,000 that expire beginning in 2006 through 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

11. Other Comprehensive Earnings (Loss), Net of Tax

Comprehensive earnings are net earnings, plus certain other items that are recorded directly to shareholders’ equity, as follows:

Fiscal Year	2005	2004	2003
Net earnings	$146,681	143,376	151,775
Other comprehensive earnings (loss):
Foreign currency translation adjustments	(457)	(19)	296
Unrealized gain (loss) on available-for-sale securities (net of deferred tax expense (benefit) of $0, ($58) and $88, respectively)	—	(142)	128
Less: reclassification adjustment (net of deferred income tax expense of $0, $20 and $0, respectively)	—	48	—

Unrealized gain (loss) on available-for-sale securities, net of reclassification adjustment	—	(94)	128

Unrealized loss on derivative instrument (net of deferred tax of $0, $0 and $2, respectively)	—	—	3
Changes in minimum pension liability (net of deferred tax expense (benefit) of $845, ($879) and $1,416, respectively)	1,229	(1,165)	2,058

Total comprehensive earnings	$147,453	142,098	154,260

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

12. Changes in Intangible Assets and Goodwill

The following intangible assets were acquired by the Company primarily in connection with the purchase of Sterling Publishing in fiscal 2002, the purchase of Bertelsmann’s interest in Barnes & Noble.com in fiscal 2003 and the purchase of the public interest in Barnes & Noble.com in fiscal 2004:

	As of January 28, 2006
	Gross Carrying Amount	Accumulated Amortization	Total
Amortizable intangible assets	$29,363	(13,678)	$15,685
Unamortizable intangible assets	78,149	—	78,149

	$107,512	(13,678)	$93,834

Amortizable intangible assets consist primarily of author contracts and customer list and relationships, which are being amortized over periods of 10 years and four years (on an accelerated basis), respectively.

Aggregate Amortization Expense:
For the 52 weeks ended January 28, 2006	$3,718

Estimated Amortization Expense:
(12 months ending on or about January 31)
2007	$2,684
2008	$2,531
2009	$2,395
2010	$2,382
2011	$2,023

The changes in the carrying amount of goodwill for the 52 weeks ended January 28, 2006 are as follows:

Balance as of January 29, 2005	$268,379
Foreign currency translation	(220)
Benefit of excess tax amortization (See Note 4)	(4,428)

Balance as of January 28, 2006	$263,731

13. Shareholders’ Equity

During the 52 weeks ended January 29, 2000 (fiscal 1999), the Board of Directors authorized a common stock repurchase program for the purchase of up to $250,000 of the Company’s common shares. The Company completed this $250,000 repurchase program during the first quarter of fiscal 2005. On March 24, 2005, the Company’s Board of Directors authorized an additional share repurchase program of up to $200,000 of the Company’s common shares. The Company completed this $200,000 repurchase program during the third quarter of fiscal 2005. On September 15, 2005, the Company’s Board of Directors authorized a new share repurchase program of up to $200,000 of the Company’s common shares. Share repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of January 28, 2006, the Company has repurchased 7,682,700 shares at a cost of approximately $282,746 under these programs in fiscal 2005, bringing the combined total of repurchases under these programs to 16,690,400 shares at a cost of approximately $478,769

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

under these programs. The maximum dollar value of common shares that may yet be purchased under the current program is approximately $171,000 as of January 28, 2006. During the first quarter of fiscal 2006 (through March 31, 2006), the Company repurchased 1,602,000 shares at a cost of $68,184. All repurchased shares are held in treasury.

Each share of the Company’s Common Stock also entitles the holder to the right (the Right) to purchase one four-hundredth of a share of the Company’s Series H Preferred Stock for $225. The Right is only exercisable if a person or group acquires 15% or more of the Company’s outstanding Common Stock or announces a tender offer or exchange offer, the consummation of which would result in such person or group owning 15% or more of the Company’s outstanding Common Stock.

14. Stock-Based Incentive Plans

The Company grants stock awards in the form of restricted stock or options to purchase Barnes & Noble, Inc. (BKS) common stock, and prior to the Merger granted options to purchase barnesandnoble.com inc. (BNBN) common stock under stock-based incentive plans. Through January 28, 2006, the Company has accounted for stock-based awards in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. In accordance with SFAS No. 123, the Company discloses the pro forma impact of recording compensation expense utilizing the Black-Scholes model for estimating the fair value of options issued. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model does not necessarily provide a reliable measure of the fair value of the companies’ stock options. The pro forma effect on earnings from continuing operations and earnings per share, had the Company applied the fair-value-recognition provisions of SFAS No. 123, is shown in Note 1 to the Notes to Consolidated Financial Statements.

BKS Stock-Based Incentive Plans

The Company currently has three incentive plans under which stock options and restricted stock have been granted to officers, directors and key employees of the Company, the 1991 Employee Incentive Plan (the 1991 Plan), the 1996 Incentive Plan (the 1996 Plan) and the 2004 Incentive Plan (the 2004 Plan). Additionally, options and restricted stock may continue to be granted in the future under the 1996 Plan and the 2004 Plan. The options to purchase common shares are issued with an exercise price equal to the fair market value of the common stock on the date of the grant, and generally begin vesting after one year in 33 1/3% or 25% increments per year, expire 10 years from issuance and are conditioned upon continued employment during the vesting period.

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

The weighted-average fair value of the options granted during fiscal 2005, 2004 and 2003 were estimated at $12.69, $11.68 and $8.02, respectively, using the Black-Scholes option-pricing model with the following assumptions:

Fiscal Year	2005	2004	2003
Volatility	30%	31%	40%
Risk-free interest rate	4.19%	3.73%	2.71%
Expected life	6 years	6 years	6 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

A summary of the status of the Company’s BKS stock options is presented below:

	Shares (000s)	Weighted-Average Exercise Price
Balance, February 1, 2003	12,568	$18.22
Granted	1,967	18.78
Exercised	(5,063)	13.04
Forfeited	(573)	20.98

Balance, January 31, 2004	8,899	21.12
Granted	3,049	30.97
Exercised	(1,256)	19.42
Forfeited	(414)	23.48

Balance, November 12, 2004	10,278	24.16
Adjustment for GameStop spin-off (a)	4,266	(7.11)

Adjusted balance, November 12, 2004	14,544	17.05

Exercised	(619)	14.75
Forfeited	(65)	16.51

Balance, January 29, 2005	13,860	17.16
Granted	400	33.37
Exercised	(4,068)	15.27
Forfeited	(423)	16.94

Balance, January 28, 2006	9,769	$18.61

(a)	In conjunction with the spin-off of GameStop, and the consequent reduction in the market price of the Company’s shares, the Company reduced the exercise price of its outstanding options and increased the number of such options, so that option holders would have the same intrinsic value before and after the spin-off.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The following table summarizes information as of January 28, 2006 concerning outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (000s)	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable (000s)	Weighted- Average Exercise Price
$11.27 - $15.06	2,385	6.33	$12.46	1,117	$12.58
$16.10 - $20.84	3,316	5.03	$17.48	2,950	$17.30
$21.67 - $24.55	3,668	7.94	$22.02	2,333	$21.96
$31.96 - $37.85	400	9.16	$33.37	—	$—

$11.27 - $37.85	9,769	6.61	$18.61	6,400	$18.17

The Company granted 443,400 and 50,000 restricted shares with grant date fair values of $15,020 and $1,540 in fiscal 2005 and 2004, respectively. The fair value of these restricted shares is being recorded as compensation expense on a straight-line basis over the related vesting periods which range from one to four years.

BNBN Stock Option Plans

Bn.com had one incentive plan (the 1999 Plan) under which BNBN stock options were granted to key officers, employees, consultants, advisors, and managers of bn.com and its subsidiaries and affiliates. The 1999 Plan was administered by the Compensation Committee of bn.com’s Board of Directors. The 1999 Plan allowed bn.com to grant options to purchase 25,500,000 shares of bn.com’s Class A Common Stock. Generally, options were granted at fair market value, began vesting one year after grant in 25% increments, were to expire 10 years from issuance and were conditioned upon continual employment during the vesting period.

Subsequent to the May 27, 2004 Merger, the holders of bn.com’s outstanding common stock, other than that owned by the Company and its subsidiaries, received $3.05 in cash for each share that they owned and the 1999 Plan was terminated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

A summary of the status of bn.com’s BNBN stock options as of bn.com’s fiscal year-ends is presented below:

	Shares (000s)	Weighted-Average Exercise Price
Balance, December 31, 2002	18,172	3.11
Granted	2,421	1.48
Exercised	(4,478)	1.29
Forfeited	(1,173)	4.46

Balance, December 31, 2003	14,942	3.29
Granted	44	2.93
Exercised	(8,495)	1.26
Forfeited	(6,491)	5.88

Balance, May 27, 2004	—

The weighted-average fair value of the options granted during the period ended May 27, 2004 and the fiscal year ended December 31, 2003 were estimated at $2.00 and $1.03 respectively, using the Black-Scholes option pricing model with the following assumptions:

	Period Ended May 27, 2004	Fiscal Year Ended December 31, 2003
Volatility	102%	102%
Risk-free interest rate	3.65%	3.65%
Expected life	4 years	4 years

15. Commitments and Contingencies

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

Rental expense under operating leases are as follows:

Fiscal Year	2005	2004	2003
Minimum rentals	$319,070	309,082	297,939
Percentage rentals	7,276	6,031	5,183

	$326,346	315,113	303,122

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of January 28, 2006 are:

Fiscal Year
2006	$344,884
2007	331,678
2008	315,745
2009	296,695
2010	266,789
After 2010	845,469

$2,401,260

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

16. Legal Proceedings

There have been no material developments with respect to previously reported legal proceedings, except as follows:

On March 14, 2003, a Company employee filed a class action lawsuit in the Superior Court of California, Orange County against the Company. The complaint alleges that the Company improperly classified the assistant store managers, department managers and receiving managers working in its California stores as salaried exempt employees. The complaint alleges that these employees spent more than 50% of their time performing non-exempt work and should have been classified as non-exempt employees. The complaint alleges violations of the California Labor Code and California Business and Professions Code and sought relief, including overtime compensation, prejudgment interest, penalties, attorneys’ fees and costs. On November 18, 2004, an amended complaint was filed alleging that the Company improperly classified the music managers and café managers working in its California stores as salaried exempt employees. The parties reached agreement on a settlement that provides for a maximum payment of $10,000 to the class, including attorneys’ fees, costs and class representative enhancements. On March 21, 2006, the court entered final judgment on the settlement, and the case was dismissed with prejudice. The Company anticipates that the settlement funds will be disbursed in June 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The class action lawsuit In Re Initial Public Offering Securities Litigation filed in the U.S. District Court, Southern District of New York in April 2002 (the Action) named over one thousand individuals and 300 corporations, including Fatbrain.com, LLC (Fatbrain) (a subsidiary of bn.com) and its former officers and directors. The amended complaints in the Action all allege that the initial public offering registration statements filed by the defendant issuers with the Securities and Exchange Commission, including the one filed by Fatbrain, were false and misleading because they failed to disclose that the defendant underwriters were receiving excess compensation in the form of profit sharing with certain of its customers and that some of those customers agreed to buy additional shares of the defendant issuers’ common stock in the after market at increasing prices. The amended complaints also allege that the foregoing constitute violations of: (i) Section 11 of the Securities Act of 1933, as amended (the 1933 Act) by the defendant issuers, the directors and officers signing the related registration statements, and the related underwriters; (ii) Rule 10b-5 promulgated under the Securities Exchange Act of 1934 (the 1934 Act) by the same parties; and (iii) the control person provisions of the 1933 and 1934 Acts by certain directors and officers of the defendant issuers. A motion to dismiss by the defendant issuers, including Fatbrain, was denied. After extensive negotiations among representatives of plaintiffs and defendants, a memorandum of understanding (MOU), outlining a proposed settlement resolving the claims in the Action between plaintiffs and the defendants issuers, has been entered into. Subsequently a settlement agreement was executed between the defendants and plaintiffs in the action, the terms of which are consistent with the MOU. The Settlement Agreement was submitted to the Court for approval and on February 15, 2005, the judge granted preliminary approval of the settlement, subject to certain modifications. The proposed settlement is expected to be funded by the defendants’ insurance companies. A court conference was held on March 29, 2006. The purposes of the conference were to: (1) set an agenda for the settlement fairness hearing on April 24; (2) determine the timing and scope of any submissions planned by the parties before and/or after the fairness hearing; and (3) give the parties an opportunity to raise any other issues related to the fairness hearing.

Barnes & Noble.com receives communications from time to time from various states regarding the applicability of state sales tax to sales made by Barnes & Noble.com to customers in their respective states. While management believes that the accompanying financial statements reflect the best current estimate of any potential liability in this area, there can be no assurance that the outcome of any discussions between Barnes & Noble.com and any state taxing authority will not result in the payment by Barnes & Noble.com of state taxes for prior periods, or that the amount of any such payments will not be materially in excess of any liability currently recorded.

In addition to the above actions, various claims and lawsuits arising in the normal course of business are pending against the Company. The subject matter of these other proceedings primarily includes commercial disputes, personal injury claims and employment issues. The results of these other proceedings are not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

17. Certain Relationships and Related Transactions

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company leases space for its executive offices in properties in which Leonard Riggio has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,532, $4,475 and $4,275 in fiscal years 2005, 2004 and 2003, respectively. Rent per square foot is approximately $29.00, which is currently below market.

The Company leases a 75,000-square-foot office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid (net of subtenant income) $312, $304 and $638 in fiscal years 2005, 2004 and 2003, respectively.

The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by Leonard Riggio, subleases space from the Company. Occupancy costs allocated by the Company to B&N College for this space totaled $872, $810 and $823 for fiscal years 2005, 2004 and 2003, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

Barnes & Noble.com purchases new and used textbooks directly from MBS Textbook Exchange, Inc. (MBS), a corporation majority-owned by Leonard Riggio. Total purchases were $16,842, $18,148 and $13,829 for fiscal years 2005, 2004 and 2003, respectively. In addition, Barnes & Noble.com maintains a link on its Web site which is hosted by MBS and through which Barnes & Noble.com customers are able to sell used books directly to MBS. Barnes & Noble.com is paid a commission based on the price paid by MBS to the consumer. Total commissions were $46, $62, and $75 for fiscal years 2005, 2004 and 2003, respectively.

Barnes & Noble.com licenses the “Barnes & Noble” name under a royalty-free license agreement, dated October 31, 1998, as amended, between Barnes & Noble.com and B&N College (the License Agreement). Pursuant to the License Agreement, Barnes & Noble.com has been granted an exclusive license to use the “Barnes & Noble” name and trademark in perpetuity for the purpose of selling books over the Internet (excluding sales of college textbooks). Under a separate agreement dated as of January 2001, between Barnes & Noble.com and Textbooks.com, Inc. (Textbooks.com), a corporation owned by Leonard Riggio, Barnes & Noble.com was granted the right to sell college textbooks over the Internet using the “Barnes & Noble” name. Pursuant to this agreement, Barnes & Noble.com pays Textbooks.com a royalty on revenues (net of product returns, applicable sales tax and excluding shipping and handling) realized by Barnes & Noble.com from the sale of books designated as textbooks. The term of the agreement is for five years and renews annually for additional one-year periods unless terminated 12 months prior to the end of any given term. Royalty expense was $4,870, $4,551 and $3,984 for fiscal years 2005, 2004 and 2003, respectively, under the terms of this agreement.

The Company paid B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges are included in the accompanying consolidated statements of operations and approximated $198, $219 and $237 for fiscal 2005, 2004 and 2003, respectively. B&N College purchased inventory, at cost plus an incremental fee, of $49,997, $46,468 and $43,403 from the Company during fiscal 2005, 2004 and 2003, respectively. The Company charged B&N College $2,527, $2,439 and $2,198 for fiscal years 2005, 2004 and 2003, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which include fuel, insurance and other costs approximated $2,590, $2,361 and $2,373 during fiscal 2005, 2004 and 2003, respectively, and are included in the accompanying consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

GameStop, a company in which Leonard Riggio is a member of the Board of Directors and a minority shareholder, operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7% of the gross sales of such departments. The Company charged GameStop a license fee of $857, $859 and $974 during fiscal 2005, 2004 and 2003.

Until June 2005, GameStop participated in the Company’s worker’s compensation, property and general liability insurance programs. The costs incurred by the Company under these programs were allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. The Company charged GameStop for these services $1,726, $2,548 and $2,363 during fiscal 2005, 2004 and 2003, respectively. Although GameStop secured its own insurance coverage, costs will likely continue to be incurred by the Company on insurance claims which were incurred under its programs prior to June 2005 and any such costs applicable to insurance claims against GameStop will be allocated to GameStop.

In fiscal 2003, GameStop purchased an airplane from B&N College. The purchase price was $9,500 and was negotiated through an independent third-party following an independent appraisal.

The Company is provided with national freight distribution, including trucking services by the Argix Direct Inc. (Argix) (formerly the LTA Group, Inc.), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest. The Company paid Argix $20,120, $20,274 and $19,430 for such services during fiscal years 2005, 2004 and 2003, respectively. The Company believes the cost of freight delivered to the stores is comparable to the prices charged by publishers and other third-party freight distributors. Argix subleased warehouse space from the Company in Jamesburg, New Jersey. The Company charged Argix $1,993, $1,828 and $1,822 for such subleased space and other operating costs incurred on its behalf during fiscal 2005, 2004 and 2003, respectively.

Since 1993, the Company has used AEC One Stop Group, Inc. (AEC) as its primary music and DVD/video supplier and to provide a music and video database. AEC is one of the largest wholesale distributors of music and DVD/videos in the United States. In 1999, AEC’s parent corporation was acquired by an investor group in which Leonard Riggio was a minority investor. The Company paid AEC $326,913, $309,702 and $298,727 for merchandise purchased during fiscal 2005, 2004 and 2003, respectively. In addition, during fiscal 2005, AEC spun-off their Digital on Demand subsidiary, that provided the database equipment and services to the Company. Leonard Riggio has a minority interest in Digital on Demand. The Company paid AEC/Digital on Demand $4,974, $6,206 and $4,211 for database equipment and services during fiscal 2005, 2004 and 2003, respectively. The Company believes the cost charged by AEC/Digital on Demand are comparable to other suppliers. Amounts payable to AEC for merchandise purchased were $35,416 and $30,837 as of January 28, 2006 and January 29, 2005, respectively.

The items discussed below in the following paragraphs are eliminated in consolidation subsequent to the Merger in fiscal 2003 with Barnes & Noble.com.

The Company subleased to Barnes & Noble.com approximately one-third of a 300,000 square-foot warehouse facility located in New Jersey. The Company had received from Barnes & Noble.com $558 for such subleased space during fiscal 2003. The amount paid by Barnes & Noble.com to the Company approximates the cost per square foot paid by the Company as a tenant pursuant to the lease of the space from an unaffiliated third party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company had an agreement (the Supply Agreement) with Barnes & Noble.com whereby the Company charged Barnes & Noble.com the costs associated with such purchases plus incremental overhead incurred by the Company in connection with providing such inventory. The Supply Agreement was subject to certain termination provisions. Barnes & Noble.com purchased $113,758 of merchandise from the Company during fiscal 2003. The Company charged Barnes & Noble.com incremental fees of $3,303 during fiscal 2003.

The Company entered into agreements whereby Barnes & Noble.com received various services from the Company, including, among others, services for payroll processing, benefits administration, insurance (property, casualty, medical, dental, life, etc.), tax, traffic, fulfillment and telecommunications. In accordance with the terms of such agreements, the Company received fees in an amount equal to the direct costs plus incremental expenses associated with providing such services. The Company received $2,025 for such services during fiscal 2003.

In 2002, the Company through its wholly owned subsidiary, Marketing Services (Minnesota) Corp., entered into an agreement with Barnes & Noble.com for marketing services, which includes the issuance of gift cards. Under this agreement, the Company paid Barnes & Noble.com $18,153 during fiscal 2003, which represents reimbursement for gift cards purchased in a Barnes & Noble store and redeemed on the Barnes & Noble.com Web site.

Barnes & Noble.com, through its fulfillment centers, ships various customer orders for the Company to its retail stores as well as to the Company’s customers’ homes. Barnes & Noble.com charged the Company the costs associated with such shipments plus any incremental overhead incurred by Barnes & Noble.com to process these orders. The Company paid Barnes & Noble.com $2,662 for shipping and handling during fiscal 2003. The Company and Barnes & Noble.com had an agreement whereby the Company paid a commission on all items ordered by customers at the Company’s stores and shipped directly to customers’ homes by Barnes & Noble.com. Commissions paid for these sales were $1,505 during fiscal 2003.

18. Dividends

On August 18, 2005, the Company announced it had authorized the initiation of a quarterly cash dividend of $0.15 per share. Quarterly cash dividends of $0.15 per share were paid on September 30, 2005 to stockholders of record at the close of business on September 9, 2005, on December 30, 2005 to stockholders of record at the close of business on December 9, 2005 and on March 31, 2006 to stockholders of record at the close of business on March 10, 2006. During fiscal 2004, the Company did not declare or pay any cash dividends or make distributions or payments on its common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

19. Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for each of the last two fiscal years is as follows:

Fiscal 2005 Quarter Ended On or About	April 2005	July 2005	October 2005	January 2006	Total Fiscal Year 2005
Sales	$1,097,170	1,170,800	1,081,785	1,753,249	5,103,004
Gross profit	$327,351	344,399	320,418	577,827	1,569,995
Earnings from continuing operations	$9,906	13,467	327	122,981	146,681
Earnings from discontinued operations (net of income tax)	$—	—	—	—	—
Net earnings	$9,906	13,467	327	122,981	146,681

Basic earnings per common share:
Earnings from continuing operations	$0.14	0.20	—	1.88	2.17
Earnings from discontinued operations	—	—	—	—	—

Net earnings	$0.14	0.20	—	1.88	2.17

Diluted earnings per common share:
Earnings from continuing operations	$0.13	0.18	—	1.76	2.03
Earnings from discontinued operations	—	—	—	—	—

Net earnings	$0.13	0.18	—	1.76	2.03

Fiscal 2004 Quarter Ended On or About	April 2004	July 2004	October 2004	January 2005	Total Fiscal Year 2004
Sales	$1,058,197	1,100,349	1,042,277	1,672,772	4,873,595
Gross profit	$307,783	324,630	308,754	545,809	1,486,976
Earnings (loss) from continuing operations	$7,229	3,851	(3)	112,298	123,375
Earnings from discontinued operations (net of income tax)	$4,215	4,883	7,572	3,331	20,001
Net earnings	$11,444	8,734	7,569	115,629	143,376

Basic earnings per common share:
Earnings from continuing operations	$0.11	0.06	—	1.60	1.79
Earnings from discontinued operations	0.06	0.07	0.11	0.05	0.29

Net earnings	$0.17	0.13	0.11	1.65	2.08

Diluted earnings per common share:
Earnings from continuing operations	$0.10	0.05	—	1.52	1.68
Earnings from discontinued operations	0.06	0.07	0.10	0.04	0.25

Net earnings	$0.16	0.12	0.10	1.56	1.93

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Barnes & Noble, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of January 28, 2006 and January 29, 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three fiscal years in the period ended January 28, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and subsidiaries as of January 28, 2006 and January 29, 2005 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Barnes & Noble, Inc. and subsidiaries’ internal control over financial reporting as of January 28, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 31, 2006 expressed an unqualified opinion thereon.

As explained in Note 1 to the consolidated financial statements, the Company has retroactively revised prior period amounts presented in the consolidated statements of cash flows for cash of discontinued operations and for net cash flows from discontinued operations, and has separately disclosed the operating, investing, and financing portions of such cash flows.

/s/ BDO Seidman, LLP
BDO Seidman, LLP
New York, New York
March 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Barnes & Noble, Inc.

New York, New York

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 8, that Barnes & Noble, Inc. maintained effective internal control over financial reporting as of January 28, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of Barnes & Noble, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the internal control over financial reporting of Barnes & Noble, Inc. based on our audit.

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

In our opinion, management’s assessment that Barnes & Noble, Inc. maintained effective internal control over financial reporting as of January 28, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 28, 2006, based on the criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of January 28, 2006 and January 29, 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three fiscal years in the period ended January 28, 2006, and our report dated March 31, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP
New York, New York
March 31, 2006

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Barnes & Noble, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules13a-15(f ). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control–Integrated Framework, management concluded that the Company’s internal control over financial reporting was effective as of January 28, 2006. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of January 28, 2006 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report which accompanies the Consolidated Financial Statements.

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2005 filed with the Securities and Exchange Commission, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.