Form 10-K, Exhibit 13
period 2007-02-03
BARNES & NOBLE INC
filed 2007-04-04
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 53 weeks ended February 3, 2007 (fiscal 2006), 52 weeks ended January 28, 2006 (fiscal 2005) and 52 weeks ended January 29, 2005 (fiscal 2004) and the Balance Sheet Data as of February 3, 2007 and January 28, 2006 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended January 31, 2004 (fiscal 2003) and 52 weeks ended February 1, 2003 (fiscal 2002) and the Balance Sheet Data as of January 29, 2005, January 31, 2004 and February 1, 2003 are derived from audited consolidated financial statements not included in this report.

Fiscal Year	2006	2005	2004	2003 (1)	2002
(In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble stores	$4,533,912	4,356,611	4,121,398	3,860,347	3,574,909
B. Dalton stores	102,004	141,584	176,490	221,020	260,024
Barnes & Noble.com(1)	433,425	439,657	419,821	151,229	—
Other(2)	191,913	165,152	155,886	139,581	81,611

Total sales	5,261,254	5,103,004	4,873,595	4,372,177	3,916,544
Cost of sales and occupancy	3,622,962	3,535,837	3,388,985	3,061,769	2,731,588

Gross profit	1,638,292	1,567,167	1,484,610	1,310,408	1,184,956
Selling and administrative expenses	1,201,673	1,131,448	1,049,979	909,141	816,597
Depreciation and amortization	170,338	172,957	181,553	166,825	154,844
Pre-opening expenses	12,897	10,938	8,862	8,668	11,933
Investment impairment charge(3)	—	—	—	—	25,328

Operating profit	253,384	251,824	244,216	225,774	176,254
Interest income (expense), net and amortization of deferred financing fees(4)	1,537	(1,415)	(11,028)	(20,944)	(22,136)
Debt redemption charge(5)	—	—	(14,582)	—	—
Equity in net loss of Barnes & Noble.com(1)	—	—	—	(14,311)	(26,795)
Other expense(6)	—	—	—	—	(16,498)

Earnings before taxes and minority interest	254,921	250,409	218,606	190,519	110,825
Income taxes	102,606	102,042	94,001	78,779	44,609

Earnings before minority interest	152,315	148,367	124,605	111,740	66,216
Minority interest(7)	(1,788)	(1,686)	(1,230)	(536)	—

Earnings from continuing operations	150,527	146,681	123,375	111,204	66,216
Earnings from discontinued operations (net of income tax)	—	—	20,001	40,571	33,262

Net earnings	$150,527	146,681	143,376	151,775	99,478

Basic earnings per common share
Earnings from continuing operations	$2.31	2.17	1.79	1.69	1.00
Earnings from discontinued operations	—	—	0.29	0.61	0.50

Net earnings	$2.31	2.17	2.08	2.30	1.50

Diluted earnings per common share
Earnings from continuing operations	$2.17	2.03	1.68	1.57	0.99
Earnings from discontinued operations	—	—	0.25	0.50	0.40

Net earnings	$2.17	2.03	1.93	2.07	1.39

Dividends paid per share	$0.60	0.30	—	—	—

Weighted average common shares outstanding
Basic	65,212	67,560	69,018	65,989	66,362
Diluted	69,226	72,150	75,696	77,105	77,680
OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	695	681	666	647	628
B. Dalton stores	98	118	154	195	258

Total	793	799	820	842	886

Comparable store sales increase (decrease)(8)
Barnes & Noble stores	(0.3)%	2.9%	3.1%	3.2%	0.0%
B. Dalton stores	(6.1)	0.9	(2.2)	(2.0)	(6.4)
Capital expenditures	$179,373	187,167	184,885	130,103	184,559
BALANCE SHEET DATA:
Total assets	$3,196,798	3,156,250	3,318,389	3,812,036	3,266,303
Long-term debt	$—	—	245,000	300,000	300,000

(1)	Fiscal 2003 includes the results of operations of barnesandnoble.com llc (Barnes & Noble.com) from September 15, 2003, the date the Company acquired a controlling interest in Barnes & Noble.com. Prior to the acquisition date, the Company accounted for the results of Barnes & Noble.com under the equity method of accounting. See Note 4 to the Notes to Consolidated Financial Statements.
(2)	Includes primarily Calendar Club L.L.C. (Calendar Club) (for all periods presented) and third-party sales of Sterling Publishing Co., Inc. (from its acquisition in January 2003).
(3)	In fiscal 2002, the Company recorded a non-cash charge to operating earnings to write down its investments in Gemstar-TV Guide International, Inc. and Indigo Books & Music Inc. to their fair market value.
(4)	Amounts for fiscal 2006, 2005, 2004, 2003 and 2002 are net of interest income of $5,789, $7,013, $3,461, $726 and $1,501 respectively.
(5)	One-time charge associated with the redemption of the Company’s convertible subordinated notes in fiscal 2004.
(6)	In fiscal 2002, the Company determined that a decrease in value in certain of its equity investments occurred which was other than temporary. As a result, other expense of $16,498 in fiscal 2002 includes the recognition of losses of $11,485 in excess of what would otherwise have been recognized by application of the equity method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The $16,498 loss in other expense was primarily comprised of $8,489 attributable to iUniverse.com, $5,081 attributable to BOOK® magazine and $2,351 attributable to enews, inc.
(7)	Minority interest represents the approximate 26% outside interest in Calendar Club.
(8)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open for 15 months.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, “fiscal 2007” represents the 52 weeks ending February 2, 2008, “fiscal 2006” represents the 53 weeks ended February 3, 2007, “fiscal 2005” represents the 52 weeks ended January 28, 2006 and “fiscal 2004” represents the 52 weeks ended January 29, 2005.

General

The Company is the nation’s largest bookseller1, and as of February 3, 2007 operated 793 bookstores and a website. Of the 793 bookstores, 695 operate primarily under the Barnes & Noble Booksellers trade name (32 of which were opened in fiscal 2006) and 98 operate primarily under the B. Dalton Bookseller trade name. Barnes & Noble conducts the online part of its business through barnesandnoble.com llc (Barnes & Noble.com), one of the largest sellers of books on the Internet. Through Sterling Publishing Co., Inc. (Sterling), the Company is a leading general trade book publisher. Additionally, the Company owns an approximate 74% interest in Calendar Club L.L.C. (Calendar Club), an operator of seasonal kiosks. The Company employed approximately 39,000 full- and part-time employees as of February 3, 2007.

Barnes & Noble stores are located in all 50 states and the District of Columbia as of February 3, 2007. With over 40 years of bookselling experience, management has a strong sense of customers’ changing needs and the Company leads book retailing with a “community store” concept. Barnes & Noble’s typical store offers a comprehensive title base, a café, a children’s section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities, that make each Barnes & Noble store an active part of its community.

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

During fiscal 2006, the Company added 0.6 million square feet to the Barnes & Noble store base, bringing the total square footage to 17.5 million square feet, a 3% increase over the prior year. Barnes & Noble stores contributed approximately 86% of the Company’s total sales in fiscal 2006. The Company plans to open between 35 and 40 Barnes & Noble stores in fiscal 2007, which are expected to average 27,000 square feet in size.

[1]	Based upon sales reported in trade publications and public filings.

At the end of fiscal 2006, the Company operated 98 B. Dalton bookstores in 36 states and the District of Columbia. B. Dalton bookstores employ merchandising strategies that target the mainstream consumer book market, offering a wide range of bestsellers and general-interest titles. Most B. Dalton bookstores range in size from 2,000 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of book superstores in nearby locations continues to have a significant adverse impact on B. Dalton bookstores.

The Company is continuing its controlled descent in the number of its smaller format B. Dalton bookstores in response to declining sales attributable primarily to book superstore competition. Part of the Company’s strategy has been to close underperforming stores, which has resulted in the closing of 869 B. Dalton bookstores since 1989.

On September 15, 2003, the Company completed its acquisition of all of Bertelsmann AG’s (Bertelsmann) interest in Barnes & Noble.com. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com from approximately 38% to approximately 75%. On May 27, 2004, the Company completed a merger (the Merger) pursuant to which Barnes & Noble.com became a wholly owned subsidiary of the Company.

The Company has a multi-channel marketing strategy that deploys various merchandising programs and promotional activities to drive traffic to both its stores and website. At the center of this program is Barnes & Noble.com, which receives over 70 million customer visits annually, ranking it among the top 30 e-commerce sites in terms of traffic, as measured by Comscore Media Metrix. As a result of this reach, the Company believes that the website provides significant advertising power which would be valued in the tens of millions of dollars if such advertising were placed with third party websites with comparable reach. In this way, Barnes & Noble.com serves as both the Company’s direct-to-home delivery service and as an important broadcast channel and advertising medium for the Barnes & Noble brand. For example, the online store locator at Barnes & Noble.com receives millions of customer visits each year providing store hours, directions, information about author events and other in-store activities.

The Company firmly believes that its website is a key factor behind its industry leading comparable store sales performance. Barnes & Noble.com has continued to receive high ratings for its service: in the fourth quarter of 2006, the American Customer Satisfaction Index ranked Barnes & Noble.com as Number One for customer satisfaction. This well-regarded survey, compiled by the University of Michigan, of 65,000 consumers rating over 200 companies is the industry’s leading indicator of customer satisfaction. 2006 marked the third year in a row that Barnes & Noble.com received the highest rating.

The Company’s subsidiary Sterling is a leading general nonfiction trade book publisher, with more than 5,000 books in print. Sterling publishes a wide range of nonfiction and illustrated books, consisting primarily of reference and “how-to” titles on subjects such as crafts, food and wine, home design, woodworking, puzzles and games, and children’s books. Sterling also publishes books for a number of brands, including AARP, Mensa and HASBRO.

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

Results of Operations

Fiscal Year	2006	2005	2004
Sales (in thousands)	$5,261,254	5,103,004	4,873,595

Earnings from Continuing Operations (in thousands)	$150,527	146,681	123,375

Diluted Earnings Per Share from Continuing Operations	$2.17	2.03	1.68

Comparable Store Sales Increase (Decrease) (a)
Barnes & Noble stores	(0.3)%	2.9%	3.1%
B. Dalton stores	(6.1)	0.9	(2.2)

Stores Opened
Barnes & Noble stores	32	27	32
B. Dalton stores	—	—	—

Total	32	27	32

Stores Closed
Barnes & Noble stores	18	12	13
B. Dalton stores	20	36	41

Total	38	48	54

Number of Stores Open at Year End
Barnes & Noble stores	695	681	666
B. Dalton stores	98	118	154

Total	793	799	820

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	17.5	16.9	16.4
B. Dalton stores	0.4	0.5	0.6

Total	17.9	17.4	17.0

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores open at least 15 months.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	2006	2005	2004
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	68.9	69.3	69.5

Gross margin	31.1	30.7	30.5
Selling and administrative expenses	22.8	22.2	21.6
Depreciation and amortization	3.2	3.4	3.7
Pre-opening expenses	0.2	0.2	0.2

Operating margin	4.8	4.9	5.0
Interest expense, net and amortization of deferred financing fees	—	—	(0.2)
Debt redemption charge	—	—	(0.3)

Earnings before income taxes and minority interest	4.9	4.9	4.5
Income taxes	2.0	2.0	1.9

Income before minority interest	2.9	2.9	2.6
Minority interest	—	—	(0.1)

Income from continuing operations	2.9%	2.9%	2.5%

Stock Option Review

In July 2006, the Company created a Special Committee of the Board of Directors, consisting of Patricia Higgins, to review, with the assistance of independent outside counsel and an independent forensic auditor, the Company’s stock option granting practices. This review was completed and on April 2, 2007, the Special Committee presented its findings and recommendations to the Company’s Board of Directors.

Among other findings, the Special Committee determined that there were numerous instances of stock option grants for which there was an improper measurement of compensation expense under Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Although the Special Committee determined that there were instances of stock options having been dated using favorable dates that were selected with the benefit of hindsight and that serious mistakes were made, the Special Committee did not find any intent to defraud or fraudulent misconduct by any individual or group of individuals. The Special Committee found that the Company’s dating and pricing practice for stock options was applied uniformly by Company personnel to stock options granted and was not used selectively to benefit any one group or individual within the Company. The Company has evaluated these findings and agrees with the Special Committee. The Company has concluded, however, that the charges are not material to the financial statements in any of the periods to which such charges relate and therefore will not restate its historic financial statements. The Company has recorded an adjustment of $0.4 million ($0.2 million after tax) to increase non-cash compensation expense in the fourth quarter of fiscal 2006 to correctly present compensation expense for fiscal 2006. The Company has also recorded an adjustment to decrease retained earnings by $22.8 million, increase deferred taxes by $5.9 million and increase additional paid in capital by $28.7 million, to correct the consolidated balance sheet for the cumulative impact of the misstated compensation cost in periods prior to fiscal 2006.

In December 2006, the Board members and all current Section 16 officers holding options unvested as of December 31, 2004 voluntarily agreed to reprice such options, upon a finding by the Special Committee that such options were improperly priced, to an exercise price determined to be the appropriate fair market value by the Special Committee. The Special Committee has recommended that all incorrectly dated and unexercised stock options issued to current Section 16 officers and directors of the Company, other than hiring grants, be re-priced to reflect the greater of the original grant price or the price appropriate to the measurement date as determined by the Special Committee. The Board members and Section 16 officers will not receive any cash payments to compensate them for their voluntary agreements to reprice such options. The total difference in exercise price as a result of the re-pricing of these unexercised options is approximately $2.64 million.

Consistent with the Special Committee’s recommendation that all incorrectly dated and unexercised options issued to current Section 16 officers be re-priced, the current Section 16 officers have voluntarily agreed to repay to the Company for options granted while they were Section 16 officers allocable portion of an amount equal to the difference in the price at which the stock options were exercised and the price at which the Special Committee believes the stock options should have been priced, net of any income taxes paid in connection with such exercise. The total amount to be voluntarily repaid to the Company by current Section 16 officers is approximately $2.0 million, prior to any allocable portion of income taxes paid in connection with such exercises, which will be recorded as an increase to additional paid in capital upon receipt.

The Company continues to cooperate fully with the informal inquiry of the Securities and Exchange Commission (SEC) regarding the Company’s stock option grant practices. In addition, the Company is also cooperating fully with the United States Attorney’s office for the Southern District of New York in connection with its inquiry into such matters.

Tax-Related Payments

Incorrectly dated options that vested after December 31, 2004 and were exercised in 2006 may be subject to penalty taxes under Section 409A of the Internal Revenue Code. The Company will reimburse Section 16 officers who voluntarily repay the Company if they are subject to these penalty taxes. The Board has approved payment to such executives who are subject to Section 409A taxes in connection with exercised options in an amount equal to the cost of the Section 409A penalty tax, any interest or penalties plus an amount to offset the associated income tax consequences of the reimbursement payments. In reaching this decision, the Board took into consideration, among other factors, the fact that the applicable taxes under Section 409A far exceed the amount of any possible enrichment to such officers as a result of improper grant dating and the agreement by such officers to repay the amount of any enrichment as a result of the improper dating. The Company estimates that the aggregate cost of the payments to such officers, including the gross-up amounts, would be approximately $1.0 million, not taking into account interest and penalties.

Additionally, the Company will make payments on behalf of option holders who are not Section 16 officers, for any 409A tax liability due to the exercise of incorrectly dated options in 2006. The Company estimates that the aggregate cost of these payments, including gross-up payments, will be in a range of from $1.2 million to $1.5 million.

The Company intends to honor all option grants made to employees, but expects to implement a program for employees who are not Section 16 officers to amend incorrectly dated options that vested after December 31, 2004 so as to increase the exercise price to the trading price on the correct measurement date determined by the Special Committee. In addition, the Company will pay to such employees whose options are repriced cash bonuses in the amount of the difference. If necessary to comply with applicable law, such program will be effected as a tender offer. The total aggregate amount to be paid by the Company as cash bonuses under this program is approximately $1.6 million which would be paid in 2008 to comply with applicable tax laws. These amendments to outstanding options are intended to permit the holders to qualify under certain transitional tax rules, so that an excise tax and certain other unfavorable tax consequences of Section 409A that might otherwise apply to such options will not be applicable.

53 Weeks Ended February 3, 2007 Compared with 52 Weeks Ended January 28, 2006

Sales

The Company’s sales increased $158.3 million, or 3.1%, during fiscal 2006 to $5.261 billion from $5.103 billion during fiscal 2005. This increase was primarily attributable to a $177.3 million increase in sales at Barnes & Noble stores, a $12.7 million increase in Sterling Publishing third party sales, offset by a $39.6 million decrease in sales at B. Dalton stores.

Barnes & Noble store sales increased $177.3 million, or 4.1%, during fiscal 2006 to $4.534 billion from $4.357 billion during fiscal 2005 and accounted for 86.2% of total Company sales. The 4.1% increase in Barnes & Noble store sales was primarily attributable to the inclusion of the 53rd week in fiscal 2006 that contributed an increase to sales of $77.7 million, new Barnes & Noble stores that contributed an increase in sales of $168.4 million, offset by closed stores that decreased sales by $68.7 million and a 0.3% decrease in comparable store sales, which decreased sales by $11.7 million.

In fiscal 2006, B. Dalton sales declined $39.6 million or 28.0% and represented 1.9% of total Company sales. The decrease was primarily a result of store closings that contributed to a decrease in sales of $34.7 million, a 6.1% decrease in comparable store sales, which contributed to a decrease in sales of $6.3 million, offset by the inclusion of the 53rd week in fiscal 2006 that contributed an increase to sales of $1.4 million.

In fiscal 2006, the Company opened 32 Barnes & Noble stores and closed 18, bringing its total number of Barnes & Noble stores to 695 with 17.5 million square feet. The Company closed 20 B. Dalton stores, ending the period with 98 B. Dalton stores and 0.4 million square feet. As of February 3, 2007, the Company operated 793 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, supplies, depreciation and other operating expenses), rental expense, common area maintenance, merchant association dues and lease-required advertising, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy increased $87.1 million, or 2.5%, to $3.623 billion in fiscal 2006 from $3.536 billion in fiscal 2005. As a percentage of sales, cost of sales and occupancy decreased to 68.9% in fiscal 2006 from 69.3% in fiscal 2005. This decrease was primarily attributable to favorable inventory shortage results and the deep discounted selling price on J. K. Rowling’s Harry Potter and the Half-Blood Prince in fiscal 2005, offset by the enhancement in the Company’s Member program whereby adult hardcover discounts would increase by an additional 10%.

Selling and Administrative Expenses

Selling and administrative expenses increased $70.2 million, or 6.2%, to $1.202 billion in fiscal 2006 from $1.131 billion in fiscal 2005. As a percentage of sales, selling and administrative expenses increased to 22.8% in fiscal 2006 from 22.2% in fiscal 2005. This increase was primarily due to sales deleveraging due to negative comparable store sales as well as an increase in the amount of stock-based compensation expense, primarily related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (Revised), “Share-Based Payment” (SFAS 123R), offset by a lower impairment charge in fiscal 2006 related to property and equipment.

Depreciation and Amortization

Depreciation and amortization decreased $2.6 million, or 1.5%, to $170.3 million in fiscal 2006 from $173.0 million in fiscal 2005. The decrease was primarily due to lower depreciation on certain Barnes & Noble store assets that became fully depreciated, offset by the higher depreciation in the Company’s new distribution center and accelerated depreciation in connection with the closing of the Company’s Internet distribution center in Memphis, Tennessee.

Pre-Opening Expenses

Pre-opening expenses increased $2.0 million, or 17.9%, in fiscal 2006 to $12.9 million from $10.9 million in fiscal 2005. The increase in pre-opening expenses was primarily the result of higher costs associated with the locations of the stores opened in the first quarter of 2006 as well as an increase in new Barnes & Noble stores opened during fiscal 2006 compared to the new Barnes & Noble stores opened during fiscal 2005.

Operating Profit

The Company’s consolidated operating profit increased $1.6 million, or 0.6%, to $253.4 million in fiscal 2006 from $251.8 million in fiscal 2005. This increase was primarily due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

Interest income (expense), net, and amortization of deferred financing fees, increased $3.0 million, or 208.6%, to $1.5 million in fiscal 2006 from ($1.4) million in fiscal 2005. The increase was due to reduced average borrowings.

Income Taxes

Barnes & Noble’s effective tax rate in fiscal 2006 decreased to 40.25% compared with 40.75% during fiscal 2005. The decrease in the effective tax rate was primarily due to a decrease in the Company’s overall effective state tax rate.

Minority Interest

Minority interest was $1.8 million in fiscal 2006 compared with $1.7 million in fiscal 2005, and relates to the approximate 26% outside interest in Calendar Club.

Income From Discontinued Operations

On October 1, 2004, the Board of Directors of the Company approved an overall plan for the complete disposition of all of the Company’s Class B common stock in GameStop, the Company’s former video game operating segment. The plan was completed in November 2004 with the distribution to the Company’s stockholders of the GameStop Class B common stock. As a result, GameStop is no longer a subsidiary of the Company and, accordingly, the Company is presenting all historical results of operations of GameStop as discontinued operations.

Earnings

As a result of the factors discussed above, the Company reported consolidated net earnings of $150.5 million (or $2.17 per share) during fiscal 2006 compared with net earnings of $146.7 million (or $2.03 per share) during fiscal 2005.

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

Cost of sales and occupancy increased $146.9 million, or 4.3%, to $3.536 billion in fiscal 2005 from $3.389 billion in fiscal 2004. As a percentage of sales, cost of sales and occupancy decreased to 69.3% in fiscal 2005 from 69.5% in fiscal 2004. This decrease was due to less purchases from book wholesalers at higher costs than direct purchases from publishers, higher purchases through the Company’s distribution network, reduced sales of lower margin music and increased sales volume leveraging fixed occupancy costs in the Barnes & Noble stores, offset by the deep discounted selling price on J. K. Rowling’s Harry Potter and the Half-Blood Prince.

Selling and Administrative Expenses

Selling and administrative expenses increased $81.5 million, or 7.8%, to $1.131 billion in fiscal 2005 from $1.050 billion in fiscal 2004. As a percentage of sales, selling and administrative expenses increased to 22.2% in fiscal 2005 from 21.6% in fiscal 2004. This increase was primarily due to a $12.7 million charge related to the impairment of certain store assets, charges associated with litigation of approximately $6.9 million and $3.6 million related to stock compensation costs associated with the issuance of restricted stock.

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

Minority Interest

Minority interest was $1.7 million in fiscal 2005 compared with $1.2 million in fiscal 2004, and relates to the approximate 26% outside interest in Calendar Club.

Income From Discontinued Operations

On October 1, 2004, the Board of Directors of the Company approved an overall plan for the complete disposition of all of the Company’s Class B common stock in GameStop the Company’s former video game operating segment. The plan was completed in November 2004 with the distribution to the Company’s stockholders of the GameStop Class B common stock. As a result, GameStop is no longer a subsidiary of the Company and, accordingly, the Company is presenting all historical results of operations of GameStop as discontinued operations.

Earnings

As a result of the factors discussed above, the Company reported consolidated net earnings of $146.7 million (or $2.03 per share) during fiscal 2005 compared with net earnings of $143.4 million (or $1.93 per share) during fiscal 2004. Components of diluted earnings per share (EPS) are as follows:

Fiscal Year	2005	2004
EPS from continuing operations	$2.03	1.68
EPS from discontinued operations	—	0.25

Consolidated EPS	$2.03	1.93

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

Cash Flow

Cash flows provided from operating activities were $271.0 million, $499.7 million and $532.4 million during fiscal 2006, 2005 and 2004, respectively. In fiscal 2006, the decrease in cash flows from operating results was primarily due to an approximate $243.2 million difference in the timing of payments on inventory and rent accounts payable related principally to the impact of the 53rd week. In fiscal 2005, the decrease in cash flows from operating results was primarily due to a decrease in the portion of income taxes expense that was deferred Taxes. In fiscal 2004, the increase in cash flows from operating activities was primarily attributable to improved working capital management and an increase in net earnings.

The weighted-average age per square foot of the Company’s 695 Barnes & Noble stores was 8.1 years as of February 3, 2007 and is expected to increase to approximately 8.7 years by February 2, 2008. As the Barnes & Noble stores continue to mature, and as the number of new stores opened during the fiscal year decreases as a percentage of the existing store base, the increasing operating profits of Barnes & Noble stores are expected to generate a greater portion of the cash flows required for working capital, including new store inventories, capital expenditures and other initiatives.

Capital Structure

Strong cash flows from operations and a continued emphasis on working capital management strengthened the Company’s balance sheet in fiscal 2006.

On August 2, 2006, the Company entered into Amendment No. 1 (Amended New Facility) to the Company’s Credit Agreement, dated as of June 17, 2005 (the New Facility). The Amended New Facility amended the New Facility to extend the maturity date to July 31, 2011 from June 16, 2010. The Amended New Facility also amended the New Facility: (1) to reduce the applicable margin that is applied to (x) Eurodollar—based loans above the publicly stated Eurodollar rate and (y) standby letters of credit to a spread ranging from 0.500% to 1.000% from the current range of 0.750% to 1.375%; (2) to reduce the fee paid on commercial letters of credit to a range of 0.2500% to 0.5000% from the current range of 0.3750% to 0.6875%; and (3) to reduce the commitment fee to a range of 0.100% to 0.200% from a range of 0.150% to 0.300%. In each case, the applicable rate is based on the Company’s consolidated fixed charge coverage ratio. Proceeds from the Amended New Facility will be used for general corporate purposes, including seasonal working capital needs.

The Amended New Facility, as did the New Facility, includes an $850.0 million five-year revolving credit facility, which under certain circumstances may be increased to $1.0 billion at the option of the Company. The New Facility replaced the Amended and Restated Credit and Term Loan Agreement, dated as of August 10, 2004 (the Prior Facility), which consisted of a $400.0 million revolving credit facility and a $245.0 million term loan. The revolving credit facility portion was due to expire on May 23, 2006 and the term loan had a maturity date of August 10, 2009. The Prior Facility was terminated on June 17, 2005, at which time the prior outstanding term loan of $245.0 million was repaid. Letters of credit issued under the Prior Facility, which totaled approximately $30.0 million as of June 17, 2005, were transferred to become letters of credit under the New Facility.

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

Selected information related to the Company’s term loan, convertible subordinated notes and the Amended New, New and Prior Facilities:

Fiscal Year	2006	2005	2004
Revolving credit facility	$—	—	—
Term loan	—	—	245,000

Balance at end of year	$—	—	245,000

Average balance outstanding during the year	$23,337	121,915	276,043
Maximum borrowings outstanding during the year	$91,800	245,000	392,700
Weighted average interest rate during the year (a)	15.40%	6.91%	5.25%
Interest rate at end of year	—	—	3.78%

(a)	The fiscal 2006 interest rate is higher than prior periods due to the lower average borrowings and the fixed nature of the amortization of the deferred financing fees and commitment fees. Excluding the deferred financing fees and the commitment fees in fiscal 2006, the weighted average interest rate was 7.70%.

Fees expensed with respect to the unused portion of the Amended New, New and Prior Facilities totaled $1.3 million, $1.3 million and $1.0 million, during fiscal 2006, 2005 and 2004, respectively.

The amounts outstanding under the Amended New, New and Prior Facilities, if any, have been classified as long-term debt based on the Company’s ability to continually maintain principal amounts outstanding.

The Company has no agreements to maintain compensating balances.

Capital Investment

Capital expenditures totaled $179.4 million, $187.2 million and $184.9 million during fiscal 2006, 2005 and 2004, respectively. Capital expenditures in fiscal 2007, primarily for the opening of 35 to 40 new Barnes & Noble stores, the maintenance of existing stores and system enhancements for the retail stores and the website, are projected to be in the range of $205.0 million to $215.0 million, although commitment to many of such expenditures has not yet been made.

Based on current operating levels and the store expansion planned for the next fiscal year, management believes cash and cash equivalents on hand, cash flows generated from operating activities, short-term vendor financing and borrowing capacity under the Amended New Facility will be sufficient to meet the Company’s working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months.

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

Share repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of February 3, 2007, the Company has repurchased 19,520,171 shares at a cost of approximately $597.7 million under its share repurchase programs. The maximum dollar value of common shares that may yet be purchased under the current program is approximately $52.3 million as of February 3, 2007. The repurchased shares are held in treasury.

On September 15, 2003, the Company completed its acquisition of all of Bertelsmann AG’s (Bertelsmann) interest in barnesandnoble.com llc (Barnes & Noble.com). The purchase price paid by the Company was $165.4 million (including acquisition related costs) in a combination of cash and a note. The note issued to Bertelsmann in the amount of $82.0 million was paid in fiscal 2003. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com to approximately 75%. On May 27, 2004, the Company completed a merger (the Merger) pursuant to which Barnes & Noble.com became a wholly owned subsidiary of the Company. The purchase price paid by the Company in the Merger was $158.8 million (including acquisition related costs).

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of February 3, 2007 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	2,241.9	353.0	650.4	515.3	723.2
Purchase obligations	50.2	36.2	10.2	3.7	0.1
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP	—	—	—	—	—

Total	$2,292.1	$389.2	$660.6	$519.0	$723.3

See also Note 9 to the Notes to Consolidated Financial Statements for information concerning the Company’s Pension and Postretirement Plans.

Off-Balance Sheet Arrangements

As of February 3, 2007, the Company had no off-balance sheet arrangements as defined in Item 303 of the Regulation S-K.

Impact of Inflation

The Company does not believe that inflation has had a material effect on its net sales or results of operations.

Certain Relationships and Related Transactions

See Note 16 to the Notes to Consolidated Financial Statements.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 96% and 95% of the Company’s merchandise inventories as of February 3, 2007 and January 28, 2006, respectively. The remaining merchandise inventories are recorded based on the average cost method.

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

Stock-Based Compensation

Effective January 29, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 123R, “Share-Based Payment” (SFAS 123R), using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for share-based awards during fiscal 2006 includes (a) compensation expense for all stock-

based compensation awards granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, revised to estimate forfeitures and (b) compensation expense for all stock-based compensation awards granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, results for the prior period have not been restated. Prior to the adoption of SFAS 123R, the Company recognized stock-based compensation expense in accordance with APB 25 and related Interpretations, as permitted by SFAS 123.

The calculation of share-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on traded option volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note 2 to the consolidated financial statements for a further discussion on stock-based compensation.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At February 3, 2007, the Company had $806.0 million of property and equipment, net of accumulated depreciation, and $13.0 million of amortizable intangible assets, net of amortization, accounting for approximately 25.6% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $3.4 million, $12.7 million and $0.0 million in fiscal 2006, 2005 and 2004, respectively and are related to individual store locations.

Goodwill and Unamortizable Intangible Assets

At February 3, 2007, the Company had $259.7 million of goodwill and $78.2 million of unamortizable intangible assets (i.e. those with an indefinite useful life), accounting for approximately 10.6% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill in November 2006 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. The Company also completed its annual impairment tests for unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates.

Gift Cards

Revenue associated with gift cards is deferred until redemption of the gift card. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote and records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold based upon the Company’s historical redemption patterns. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded.

Newly Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Additionally, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48; however, the Company does not expect the adoption of FIN 48 to have a material effect on its financial position, results of operations or cash flows.

Disclosure Regarding Forward-Looking Statements

This report may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, decreased consumer demand for the Company’s products, possible disruptions in the Company’s computer or telephone systems, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores or the inability to obtain suitable sites for new stores, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of the Company’s online initiatives such as Barnes & Noble.com, the performance and successful integration of acquired businesses, the successful and timely completion and integration of the Company’s new distribution center, the success of the Company’s strategic investments, unanticipated increases in merchandise or occupancy costs, unanticipated adverse litigation results or effects, the results or effects of the Special Committee and Securities Exchange Commission reviews of the Company’s stock option practices currently being conducted, and other factors which may be outside of the Company’s control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year	2006	2005	2004
(In thousands, except per share data)
Sales	$5,261,254	5,103,004	4,873,595
Cost of sales and occupancy	3,622,962	3,535,837	3,388,985

Gross profit	1,638,292	1,567,167	1,484,610

Selling and administrative expenses	1,201,673	1,131,448	1,049,979
Depreciation and amortization	170,338	172,957	181,553
Pre-opening expenses	12,897	10,938	8,862

Operating profit	253,384	251,824	244,216
Interest income (expense) (net of interest income of $5,789, $7,013 and $3,461, respectively) and amortization of deferred financing fees	1,537	(1,415)	(11,028)
Debt redemption charge	—	—	(14,582)

Earnings before taxes and minority interest	254,921	250,409	218,606
Income taxes	102,606	102,042	94,001

Earnings before minority interest	152,315	148,367	124,605
Minority interest	(1,788)	(1,686)	(1,230)

Earnings from continuing operations	150,527	146,681	123,375
Earnings from discontinued operations (net of income tax)	—	—	20,001

Net earnings	$150,527	146,681	143,376

Basic earnings per common share
Earnings from continuing operations	$2.31	2.17	1.79
Earnings from discontinued operations	—	—	0.29

Net earnings	$2.31	2.17	2.08

Diluted earnings per common share
Earnings from continuing operations	$2.17	2.03	1.68
Earnings from discontinued operations	—	—	0.25

Net earnings	$2.17	2.03	1.93

Weighted average common shares outstanding
Basic	65,212	67,560	69,018
Diluted	69,226	72,150	75,696

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	February 3, 2007	January 28, 2006
Assets
Current assets:
Cash and cash equivalents	$348,767	372,586
Receivables, net	100,467	99,117
Merchandise inventories	1,354,580	1,313,997
Prepaid expenses and other current assets	118,626	65,334

Total current assets	1,922,440	1,851,034

Property and equipment:
Land and land improvements	3,247	3,247
Buildings and leasehold improvements	990,058	984,535
Fixtures and equipment	1,310,026	1,174,973

	2,303,331	2,162,755
Less accumulated depreciation and amortization	1,497,275	1,356,379

Net property and equipment	806,056	806,376

Goodwill	259,683	263,731
Intangible assets, net	91,176	93,834
Deferred taxes	104,103	115,306
Other noncurrent assets	13,340	25,969

Total assets	$3,196,798	3,156,250

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$792,977	828,852
Accrued liabilities	704,021	675,934

Total current liabilities	1,496,998	1,504,786

Deferred taxes	160,273	158,035
Other long-term liabilities	364,002	367,531
Minority interest	10,660	10,057
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 84,608 and 83,370 shares issued, respectively	85	83
Additional paid-in capital	1,169,167	1,091,018
Accumulated other comprehensive loss	(7,086)	(9,085)
Retained earnings	600,404	512,594
Treasury stock, at cost, 19,520 and 16,690 shares, respectively	(597,705)	(478,769)

Total shareholders’ equity	1,164,865	1,115,841

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$3,196,798	3,156,250

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock at Cost	Total
Balance at January 31, 2004	$77	914,319	(8,579)	524,918	(189,661)	$1,241,074
Comprehensive earnings:
Net earnings	—	—	—	143,376	—
Other comprehensive loss, net of tax (See Note 11):
Foreign currency translation	—	—	(19)	—	—
Unrealized loss on available-for-sale securities, net of reclassification adjustment	—	—	(94)	—	—
Minimum pension liability	—	—	(1,165)	—	—
Total comprehensive earnings						142,098
Exercise of 1,875 common stock options, including tax benefits of $11,300	2	45,197	—	—	—	45,199
Exercise of common stock options of subsidiaries, including tax benefits of $2,363	—	6,911	—	—	—	6,911
Restricted stock compensation expense	—	48	—	—	—	48
Spin-off of GameStop (See Note 3)	—	—	—	(265,922)	—	(265,922)
Conversion of subordinated notes (See Note 6)	—	17,362	—	—	—	17,362
Change in reporting period of subsidiary (See Note 4)	—	—	—	(1,532)	—	(1,532)
Tax adjustments and costs attributable to the sale of GameStop Class B shares (See Note 3)	—	—	—	(14,706)	—	(14,706)
Acquisition of partial interest in a subsidiary of Calendar Club	—	1,772	—	—	—	1,772
Treasury stock acquired, 200 shares	—	—	—	—	(6,362)	(6,362)

Balance at January 29, 2005	79	985,609	(9,857)	386,134	(196,023)	1,165,942
Comprehensive earnings:
Net earnings	—	—	—	146,681	—
Other comprehensive loss, net of tax (See Note 11):
Foreign currency translation	—	—	(457)	—	—
Minimum pension liability	—	—	1,229	—	—
Total comprehensive earnings						147,453
Exercise of 4,068 common stock options, including tax benefits of $39,640	4	101,779	—	—	—	101,783
Restricted stock compensation expense, including tax benefits of $64	—	3,630	—	—	—	3,630
Cash dividends paid to stockholders	—	—	—	(20,221)	—	(20,221)
Treasury stock acquired, 7,682 shares	—	—	—	—	(282,746)	(282,746)

Balance at January 28, 2006	83	1,091,018	(9,085)	512,594	(478,769)	1,115,841
Comprehensive earnings:
Net earnings	—	—	—	150,527	—
Other comprehensive loss, net of tax (See Note 11):
Foreign currency translation	—	—	843	—	—
Minimum pension liability	—	—	1,156	—	—
Total comprehensive earnings						152,526
Exercise of 1,177 common stock options	2	19,733	—	—	—	19,735
Stock options and restricted stock tax benefits	—	12,551	—	—	—	12,551
Stock-based compensation expense	—	17,146	—	—	—	17,146
Cash dividends paid to stockholders	—	—	—	(39,910)	—	(39,910)
APB 25 cumulative adjustment (See Note 2)	—	28,719	—	(22,807)	—	5,912
Treasury stock acquired, 2,830 shares	—	—	—	—	(118,936)	(118,936)

Balance at February 3, 2007	$85	1,169,167	(7,086)	600,404	(597,705)	$1,164,865

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	2006	2005	2004
(In thousands)
Cash flows from operating activities:
Net earnings	$150,527	146,681	143,376
Net earnings from discontinued operations	—	—	20,001

Net earnings from continuing operations	150,527	146,681	123,375
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	170,855	173,814	183,508
Stock-based compensation expense	17,146	3,566	48
Deferred taxes	1,368	1,925	21,285
Property and equipment impairment charge	3,411	12,656	—
Minority interest	1,788	1,686	1,230
Decrease in other long-term liabilities for tenant allowances and scheduled rent increases	(2,048)	(8,596)	(971)
Loss on disposal of property and equipment	1,207	3,542	1,919
Debt redemption charge (deferred financing fees)	—	—	6,112
Changes in operating assets and liabilities, net	(73,001)	164,467	195,935

Net cash flows from operating activities	271,253	499,741	532,441

Cash flows from investing activities:
Purchases of property and equipment	(179,373)	(187,167)	(184,885)
Payments on GameStop note receivable	12,173	12,173	37,500
Net increase in other noncurrent assets	(84)	(1,289)	(956)
Acquisition of consolidated subsidiaries, net of cash acquired	—	—	(154,427)

Net cash flows from investing activities	(167,284)	(176,283)	(302,768)

Cash flows from financing activities:
Purchase of treasury stock	(118,936)	(282,746)	(6,362)
Cash dividends paid to shareholders	(39,910)	(20,221)	—
Proceeds from exercise of common stock options	19,735	62,143	34,043
Excess tax benefit from stock-based compensation	12,551	—	—
Dividend to minority interest	(1,228)	(700)	—
Repayment of debt	—	(245,000)	—
Proceeds from issuance of long-term debt	—	—	245,000
Redemption of convertible subordinated notes	—	—	(286,497)

Net cash flows from financing activities	(127,788)	(486,524)	(13,816)

Cash flows from discontinued operations
Operating cash flows	—	—	25,284
Investing cash flows	—	—	(79,280)
Financing cash flows (including cash at date of spin-off)	—	—	(113,409)

Net cash flows from discontinued operations	—	—	(167,405)

Net increase (decrease) in cash and cash equivalents	(23,819)	(163,066)	48,452
Cash and cash equivalents at beginning of year	372,586	535,652	487,200

Cash and cash equivalents at end of year	$348,767	372,586	535,652

Changes in operating assets and liabilities, net:
Receivables, net	$(1,675)	(8,595)	(10,801)
Merchandise inventories	(40,583)	(39,419)	15,317
Prepaid expenses and other current assets	(33,325)	(8,216)	26,650
Accounts payable and accrued liabilities	2,582	220,697	164,769

Changes in operating assets and liabilities, net	$(73,001)	164,467	195,935

Supplemental cash flow information:
Cash paid during the period for:
Interest paid (received)	$(1,040)	810	16,536
Income taxes (net of refunds)	$85,898	28,611	42,215
Supplemental disclosure of subsidiaries acquired:
Assets acquired, net of cash acquired	$—	—	162,161
Liabilities assumed	—	—	7,734

Cash paid	$—	—	154,427

Noncash activities:
Net assets distributed in spin-off of GameStop	$—	—	160,417
Note receivable on sale of GameStop shares	$—	—	74,020

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 53 weeks ended February 3, 2007 (fiscal 2006) and for the 52 weeks ended January 28, 2006 (fiscal 2005) and January 29, 2005 (fiscal 2004).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, Inc. (Barnes & Noble), through its subsidiaries (collectively, the Company), is primarily engaged in the sale of books. As of February 3, 2007 the Company operated 793 bookstores, 695 primarily under the Barnes & Noble Booksellers trade name (hereafter collectively referred to as Barnes & Noble stores) and 98 primarily under the B. Dalton Bookseller trade name (hereafter collectively referred to as B. Dalton stores). Barnes & Noble conducts the online part of its business through barnesandnoble.com llc (Barnes & Noble.com), one of the largest sellers of books on the Internet. The Company publishes books under its own imprints which include the imprints of Sterling Publishing Co., Inc. (Sterling Publishing). Additionally, the Company owns an approximate 74% interest in Calendar Club L.L.C. (Calendar Club), an operator of seasonal kiosks.

Consolidation

The consolidated financial statements include the accounts of Barnes & Noble and its wholly and majority-owned subsidiaries. Investments in affiliates in which ownership interests range from 20% to 50%, are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates a variable interest entity in which the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 96% and 95% of the Company’s merchandise inventories as of February 3, 2007 and January 28, 2006, respectively. The remaining merchandise inventories are recorded based on the average cost method.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment, and amortizable intangibles. At February 3, 2007, the Company had $806,056 of property and equipment, net of accumulated depreciation, and $13,003 of amortizable intangible assets, net of accumulated amortization, accounting for approximately 25.6% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $3,411, $12,656 and $0 in fiscal 2006, 2005 and 2004, respectively and relate to individual store locations.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At February 3, 2007, the Company had $259,683 of goodwill and $78,173 of unamortizable intangible assets (i.e. those with an indefinite life), accounting for approximately 10.6% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets”, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

impairment test on the goodwill in November 2006 and determined that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. The Company also completed its annual impairment tests for unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of February 3, 2007 and January 28, 2006 were $2,149 and $1,878, respectively. Amortization expense included in interest and amortization of deferred financing fees were $517, $857 and $1,955 during fiscal 2006, 2005 and 2004, respectively.

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale. Sales returns (which are not significant) are recognized at the time returns are made.

The Barnes & Noble Membership Program entitles the customer to receive a 10% discount on all purchases made (20% discount for adult hardcover books) during the twelve-month membership period. The annual membership fee of $25.00 is non-refundable after the first 30 days of the membership term. Revenue is being recognized over the twelve-month membership period based upon historical spending patterns for Barnes & Noble customers. Refunds of membership fees due to cancellations within the first 30 days are minimal.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to Statement of Position 93-7, “Reporting on Advertising Costs.” Advertising costs charged to selling and administrative expenses were $27,312, $27,846 and $33,402 during fiscal 2006, 2005 and 2004, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising and other programs, including payments for product placement in stores, catalogs and online. In accordance with Emerging Issues Task Force (EITF) Issue 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” the Company classifies certain co-op advertising received as a reduction in costs of sales and occupancy. The gross advertising expenses noted above were completely offset by allowances received from vendors and the excess allowances received were recorded as a reduction of cost of goods sold or inventory, as appropriate.

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $7,425, $6,905 and $6,531 during fiscal 2006, 2005 and 2004, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings Per Common Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of the Company’s outstanding stock options and with respect to the Company’s deferred compensation plan. The Company has not excluded any shares from the computation of diluted earnings per share.

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

Stock-Based Compensation

Effective January 29, 2006, the Company adopted the provisions of SFAS No. 123R, “Share-Based Payment” (SFAS 123R) using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for share-based awards during fiscal 2006 includes (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all stock-based compensation awards granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, results for the prior period have not been restated. Prior to the adoption of SFAS 123R, the Company recognized stock-based compensation expense in accordance with APB 25 and related Interpretations, as permitted by SFAS 123.

The calculation of share-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on traded option volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note 2 to the consolidated financial statements for a further discussion on stock-based compensation.

Gift Cards

Revenue associated with gift cards is deferred until redemption of the gift card. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote and records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold based upon the Company’s historical redemption patterns. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded.

Reclassifications

Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2006 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting period ended February 3, 2007 contained 53 weeks. The reporting periods ended January 28, 2006 and January 29, 2005 contained 52 weeks.

Newly Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Additionally, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48; however, the Company does not expect the adoption of FIN 48 to have a material effect on its financial position, results of operations or cash flows.

2.	Stock-Based Compensation

Effective January 29, 2006, the Company adopted the provisions of SFAS 123R, using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for share-based awards during the 53 weeks ended February 3, 2007 includes (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, revised to estimate forfeitures and (b) compensation expense for all stock-based compensation awards granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, results for the prior period have not been restated. Prior to the adoption of SFAS 123R, the Company recognized stock-based compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations, as permitted by SFAS 123.

At February 3, 2007, the Company had stock-based compensation plans as more particularly described below. The total compensation expense related to stock-based awards granted under these plans during fiscal 2006, including the impact of the implementation of the modified prospective transition method in accordance with SFAS 123R, was $17,146. The total compensation expense related to stock-based awards granted under these plans during fiscal 2005 and 2004, reflecting compensation expense recognized in accordance with APB 25, was $3,567 and $48, respectively. Effective January 29, 2006 and subsequent thereto, the Company recognizes stock-based compensation costs, net of estimated forfeitures, for only those shares expected to vest on a straight-line basis over the requisite service period of the award. The Company estimated the forfeiture rate for the year ended February 3, 2007 based on its historical experience during the preceding four fiscal years.

As a result of adopting SFAS 123R, the impact to the consolidated statements of operations for fiscal 2006 on income before income taxes and minority interest, and net income was a reduction of $9,189 and $5,491, respectively, from what would have been presented if the Company had continued to account for stock option awards under APB 25. The impact on basic and diluted earnings per share for fiscal 2006 was a reduction of $0.08 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Prior to the adoption of SFAS 123R, the Company presented all tax benefits related to deductions resulting from the exercise of stock options as operating activities in the consolidated statement of cash flows. Such amounts were $39,641 and $11,300 in fiscal 2005 and 2004, respectively. SFAS 123R requires that cash flows resulting from tax benefits attributable to tax deductions in excess of the compensation expense recognized for those options (excess tax benefits) be classified as financing cash flows. As a result, the Company classified $12,551 of excess tax benefits as financing cash flows for fiscal 2006. The total income tax benefit recognized in the consolidated statement of operations for share-based awards during fiscal 2006 (in accordance with the provisions of SFAS 123R) and during fiscal 2005 (in accordance with the provisions of APB 25) was $6,901 and $1,453, respectively.

The pro forma table below illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation- Transition and Disclosure”, to all stock-based employee compensation for fiscal 2005 and 2004:

Fiscal Year	2005	2004
Net income – as reported	$146,681	143,376
Add: Stock-based compensation expense included in reported net income, net of taxes	2,113	27
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(8,877)	(19,500)
Deduct: GME stock options, net of minority interest	—	(4,319)
Deduct: BNBN stock options	—	(13)

Pro forma net income for SFAS No. 123	$139,917	119,571

Basic earnings per share:
As reported	$2.17	2.08
Pro forma for SFAS No. 123	$2.07	1.73

Diluted earnings per share:
As reported	$2.03	1.93
Pro forma for SFAS No. 123	$1.95	1.62

The Company has share-based awards outstanding under its 1996 Incentive Plan (the 1996 Plan) and its 2004 Incentive Plan (the 2004 Plan). Stock options granted and outstanding under each of the plans generally begin vesting in one year in 33-1/3% or 25% increments per year, expire 10 years from issuance and are conditioned upon continued employment during the vesting period.

The 2004 Plan and the 1996 Plan allow the Company to grant options to purchase up to 17,667,737 and 4,754,464 shares of common stock, respectively. Restricted stock awards are counted against this limit as two shares for every one share granted.

Beginning in the fourth quarter of fiscal 2004, certain employees of the Company and each of its independent directors have been granted restricted stock awards. A restricted stock award is an award of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

common shares that is subject to certain restrictions during a specified period. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the shares before the restricted shares vest. Shares of nonvested restricted stock have the same voting rights as common stock, are entitled to receive dividends and other distributions thereon and are considered to be currently issued and outstanding. Restricted stock awards vest over a period of one to five years. The Company expenses the cost of the restricted stock awards, which is determined to be the fair market value of the shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock is determined based on the closing price of the Company’s common stock on the grant date.

The Company uses the Black-Scholes option-pricing model to value the Company’s stock options for each stock option award. Using this option-pricing model, the fair value of each stock option award is estimated on the date of grant. The fair value of the Company’s stock option awards, which are subject to pro-rata vesting generally over three or four years, is expensed on a straight-line basis over the vesting period of the stock options. The expected volatility assumption is based on traded options volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The expected term assumption incorporates the contractual term of an option grant, which is ten years, as well as the vesting period of an award, which is generally pro-rata vesting over three or four years. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the option granted.

The weighted average assumptions relating to the valuation of the Company’s stock options for fiscal years 2006, 2005 and 2004 were as follows:

Fiscal Year	2006	2005	2004
Weighted average fair value of grants	$11.10	$12.69	$11.68
Volatility	30.22%	30.00%	31.00%
Risk-free interest rate	4.91%	4.19%	3.73%
Expected life	5 years	6 years	6 years
Expected dividend yield	1.63%	0.00%	0.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock options activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, January 31, 2004	8,899	$21.12	6.73 years	$113,717
Granted	3,049	30.97
Exercised	(1,256)	19.42
Forfeited	(414)	23.48

Balance, November 12, 2004	10,278	24.16
Adjustment for GameStop spin-off (a)	4,266	(7.11)

Adjusted balance, November 12, 2004	14,544	17.05
Exercised	(619)	14.75
Forfeited	(65)	16.51

Balance, January 29, 2005	13,860	17.16	6.94 years	$201,592
Granted	400	33.45
Exercised	(4,068)	15.27
Forfeited	(423)	16.94

Balance, January 28, 2006	9,769	18.62	6.61 years	$224,067
Granted	45	36.94
Exercised	(1,177)	16.90
Forfeited	(132)	17.55

Balance, February 3, 2007	8,505	$18.97	5.64 years	$182,557
Vested and expected to vest in the future at February 3, 2007	8,450	$18.95	5.63 years	$181,479
Exercisable at February 3, 2007	6,951	$18.16	5.27 years	$154,825
Available for grant at February 3, 2007	4,156

(a)	In conjunction with the spin-off of GameStop, and the consequent reduction in the market price of the Company’s shares, the Company reduced the exercise price of its outstanding options and increased the number of such options, so that option holders would have the same intrinsic value before and after the spin-off.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the fair market value of the Company’s common stock. The amount as of February 3, 2007 has

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

been reduced by $2,643 due to the increase in price of certain options resulting from the stock option review discussed below. Total intrinsic value of options exercised for fiscal 2006, 2005 and 2004 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $30,029, $97,278 and $27,731, respectively.

As of February 3, 2007, there was $8,670 of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. That expense is expected to be recognized over a weighted average period of 1.5 years.

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, January 31, 2004	—
Granted	50	$30.80

Balance, January 29, 2005	50	30.80
Granted	444	33.87
Vested	(13)	30.94
Forfeited	(29)	34.19

Balance, January 28, 2006	452	33.60
Granted	479	45.85
Vested	(124)	33.52
Forfeited	(40)	38.94

Balance, February 3, 2007	767	40.97

Total fair value of shares of restricted stock that vested during fiscal 2006 was $5,666. As of February 3, 2007, there was $23,806 of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 2.7 years.

For fiscal 2006, 2005 and 2004, stock-based compensation expense of $17,146 (or $0.15 per diluted share), $3,567 (or $0.03 per diluted share) and $48 (or $0.00 per diluted share), respectively, is included in selling and administrative expenses.

Stock Option Review

In July 2006, the Company created a Special Committee of the Board of Directors, consisting of Patricia Higgins, to review, with the assistance of independent outside counsel and an independent forensic auditor, the Company’s stock option granting practices. This review was completed and on April 2, 2007, the Special Committee presented its findings and recommendations to the Company’s Board of Directors.

Among other findings, the Special Committee determined that there were numerous instances of stock option grants for which there was an improper measurement of compensation expense under APB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

25. Although the Special Committee determined that there were instances of stock options having been dated using favorable dates that were selected with the benefit of hindsight and that serious mistakes were made, the Special Committee did not find any intent to defraud or fraudulent misconduct by any individual or group of individuals. The Special Committee found that the Company’s dating and pricing practice for stock options was applied uniformly by Company personnel to stock options granted and was not used selectively to benefit any one group or individual within the Company.

The Company has evaluated these findings and agrees with the Special Committee. The Company has concluded, however, that the charges are not material to the financial statements in any of the periods to which such charges relate and therefore will not restate its historic financial statements. The Company has recorded an adjustment of $411 ($246 after tax) to increase non-cash compensation expense in the fourth quarter of fiscal 2006 to correctly present compensation expense for fiscal 2006. The Company has also recorded an adjustment to decrease retained earnings by $22,807, increase deferred taxes by $5,911 and increase additional paid in capital by $28,719, to correct the consolidated balance sheet for the cumulative impact of the misstated compensation cost in periods prior to fiscal 2006.

In December 2006, the Board members and all current Section 16 officers holding options unvested as of December 31, 2004 voluntarily agreed to reprice such options, upon a finding by the Special Committee that such options were improperly priced, to an exercise price determined to be the appropriate fair market value by the Special Committee. The Special Committee has recommended that all incorrectly dated and unexercised stock options issued to current Section 16 officers and directors of the Company, other than hiring grants, be re-priced to reflect the greater of the original grant price or the price appropriate to the measurement date as determined by the Special Committee. The Board members and Section 16 officers will not receive any cash payments to compensate them for their voluntary agreements to reprice such options. The total difference in exercise price as a result of the re-pricing of these unexercised options is approximately $2,643.

Consistent with the Special Committee’s recommendation that all incorrectly dated and unexercised options issued to current Section 16 officers be re-priced, the current Section 16 officers have voluntarily agreed to repay the Company for options granted while they were Section 16 officers an amount equal to the difference in the price at which the stock options were exercised and the price at which the Special Committee believes the stock options should have been priced, net of any allocable portion of income taxes paid in connection with such exercise. The total amount to be voluntarily repaid to the Company by current Section 16 officers is approximately $1,981 prior to any allocable portion of income taxes paid in connection with such exercise, which will be recorded as an increase to additional paid in capital upon receipt.

The Company continues to cooperate fully with the informal inquiry of the Securities and Exchange (SEC) regarding the Company’s stock option grant practices. In addition, the Company is also cooperating fully with the United States Attorney’s office for the Southern District of New York in connection with its inquiry into such matters.

Tax-Related Payments

Incorrectly dated options that vested after December 31. 2004 and were exercised in 2006 may be subject to penalty taxes under Section 409A of the Internal Revenue Code. The Company will reimburse Section 16 officers who voluntarily repay the Company if they are subject to these penalty taxes. The Board has approved payment to such executives who are subject to Section 409A taxes in connection with exercised options in an amount equal to the cost of the Section 409A penalty tax, any interest or penalties plus an amount to offset the associated income tax consequences of the reimbursement payments. In reaching this decision, the Board took into consideration, among other factors, the fact that the applicable taxes under Section 409A far exceed the amount of any possible enrichment to such officers as a result of improper grant dating and the agreement by such officers to repay the amount of any enrichment as a result of the improper dating. The Company estimates that the aggregate cost of the payments to such officers, including the gross-up amounts, would be approximately $1.0 million, not taking into account interest and penalties.

Additionally, the Company will make payments on behalf of option holders who are not Section 16 officers, for any 409A tax liability due to the exercise of incorrectly dated options in 2006. The Company estimates that the aggregate cost of these payments, including gross-up payments, will be in a range of from $1.2 million to $1.5 million.

The Company intends to honor all option grants made to employees, but expects to implement a program for employees who are not Section 16 officers to amend incorrectly dated options that vested after December 31, 2004 so as to increase the exercise price to the trading price on the correct measurement date determined by the Special Committee. In addition, the Company will pay to such employees whose options are repriced cash bonuses in the amount of the difference. If necessary to comply with applicable law, such program will be effected as a tender offer. The total aggregate amount to be paid by the Company as cash bonuses under this program is approximately $1.6 million which would be paid in 2008 to comply with applicable tax laws. These amendments to outstanding options are intended to permit the holders to qualify under certain transitional tax rules, so that an excise tax and certain other unfavorable tax consequences of Section 409A that might otherwise apply to such options will not be applicable.

3.	GameStop Spin-Off

On October 1, 2004, the Company’s independent directors approved an overall plan for the complete disposition of all of its Class B common stock in GameStop Corp. (GameStop), the Company’s video game operating segment. This disposition was completed in two steps as described below.

The first step in the disposition was the sale of 6,107,338 shares of GameStop Class B common stock held by the Company to GameStop (the Stock Sale) for an aggregate consideration of $111,520, consisting of $37,500 in cash and a promissory note in the principal amount of $74,020, bearing interest at a rate of 5.5% per annum. Scheduled payments on the note of $37,500, $12,173 and $12,173 were received in January 2005, October 2005 and October 2006, respectively, and the remaining balance of $12,173 is due on October 1, 2007. The Stock Sale was completed on October 1, 2004. Because of the capital nature of the disposition, the proceeds from the Stock Sale were recorded as a reduction in the basis of the investment in GameStop, resulting in no gain for financial reporting purposes. In that regard,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

the tax adjustments associated with the related taxable capital gain on the Stock Sale, amounting to $14,443, have been charged directly to retained earnings. Also included in the charge to retained earnings are $263 of GameStop costs related to the redemption of their shares from the Company.

The second step in the disposition was the spin-off by the Company of its remaining 29,901,662 shares of GameStop’s Class B common stock (the Spin-Off). The Spin-Off was completed on November 12, 2004 with the distribution of 0.424876232 of a share of GameStop Class B common stock as a tax-free distribution on each outstanding share of the Company’s common stock to the Company’s stockholders of record as of the close of business on November 2, 2004. The Class B shares retained their super voting power of 10 votes per share and were separately listed on the New York Stock Exchange under the symbol GME.B. As a result of the Stock Sale and the Spin-Off, GameStop is no longer a subsidiary of the Company and, accordingly, the Company will present all historical results of operations of GameStop as discontinued operations. The discontinued operations generated sales of $1,232,141 and $1,578,838 and net income of $20,001 (net of $19,413 in tax) and $40,571 (net of $26,666 in tax) for fiscal 2004 (to the date of the Spin-Off) and 2003, respectively.

4.	Barnes & Noble.com Acquisition

On September 15, 2003, the Company completed its acquisition of all of Bertelsmann AG’s (Bertelsmann) interest in barnesandnoble.com llc (Barnes & Noble.com). The purchase price paid by the Company was $165,406 (including acquisition related costs) in a combination of cash and a note. The note issued to Bertelsmann in the amount of $82,000 was paid in fiscal 2003. As a result of the acquisition, the Company increased its economic interest in Barnes & Noble.com to approximately 75%. On May 27, 2004, the Company completed a merger (the Merger) pursuant to which Barnes & Noble.com became a wholly owned subsidiary of the Company. The purchase price paid by the Company in the Merger was $158,776 (including acquisition related costs).

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

Goodwill arising from the Bertelsmann acquisition that is deductible for income tax purposes exceeded the related amount for financial reporting purposes by approximately $96,576. In accordance with SFAS No. 109, “Accounting for Income Taxes”, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax returns (see Note 12 to the Notes to Consolidated Financial Statements).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

5.	Receivables, Net

Receivables represent customer, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	February 3, 2007	January 28, 2006
Credit/debit card receivables (a)	$31,230	33,411
Trade accounts	18,988	18,885
Current portion of note receivable from GameStop	12,173	12,173
Advertising	9,367	9,875
Receivables from landlords for leasehold improvements	10,725	14,936
Other receivables	17,984	9,837

Total receivables, net	$100,467	99,117

(a)	Credit/debit card receivables consist of receivables from credit/debit card companies. The Company assumes no customer credit risk for these receivables.

6.	Debt

On August 2, 2006, the Company entered into Amendment No. 1 (Amended New Facility) to the Company’s Credit Agreement, dated as of June 17, 2005 (the New Facility). The Amended New Facility amended the New Facility to extend the maturity date to July 31, 2011 from June 16, 2010. The Amended New Facility also amended the New Facility: (1) to reduce the applicable margin that is applied to (x) Eurodollar—based loans above the publicly stated Eurodollar rate and (y) standby letters of credit to a spread ranging from 0.500% to 1.000% from the current range of 0.750% to 1.375%; (2) to reduce the fee paid on commercial letters of credit to a range of 0.2500% to 0.5000% from the current range of 0.3750% to 0.6875%; and (3) to reduce the commitment fee to a range of 0.100% to 0.200% from a range of 0.150% to 0.300%. In each case, the applicable rate is based on the Company’s consolidated fixed charge coverage ratio. Proceeds from the Amended New Facility will be used for general corporate purposes, including seasonal working capital needs.

The Amended New Facility, as did the New Facility, includes an $850,000 five-year revolving credit facility, which under certain circumstances may be increased to $1,000,000 at the option of the Company. The New Facility replaced the Amended and Restated Credit and Term Loan Agreement, dated as of August 10, 2004 (the Prior Facility), which consisted of a $400,000 revolving credit facility and a $245,000 term loan. The revolving credit facility portion was due to expire on May 23, 2006 and the term loan had a maturity date of August 10, 2009. The Prior Facility was terminated on June 17, 2005, at which time the prior outstanding term loan of $245,000 was repaid. Letters of credit issued under the Prior Facility, which totaled approximately $30,000 as of June 17, 2005, were transferred to become letters of credit under the New Facility.

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

On December 5, 2006, the Company, certain of its subsidiaries, the lenders under the Company’s Credit Agreement (Lenders), as amended, dated as of June 17, 2005, Bank of America, N.A., as administrative agent for the Lenders (Administrative Agent), and each of the guarantors named therein, entered into a waiver to the Credit Agreement (Waiver Agreement).

Pursuant to the Waiver Agreement: (1) the due date (Due Date) for the Company to provide the Lenders and the Administrative Agent with the required officer’s certification of the Company’s unaudited consolidated financial statements for the fiscal quarter ended October 28, 2006 was extended until the earliest of (i) the date that is 15 days after the date (without giving effect to any extension thereof) upon which the Company is required to file with the SEC its annual report on Form 10-K for its fiscal year ending February 3, 2007 (10-K Certification Date), (ii) any announcement by the Company that it will not file its annual report on Form 10-K for its fiscal year ending February 3, 2007 on or by the 10-K Certification Date, (iii) any breach by the Company of any undertaking on its part contained in the Waiver Agreement, and (iv) the occurrence of any other event of default (the earliest such date being the Waiver Termination Date); and (2) potential adjustments to previously delivered Company financial statements arising solely from the stock option review will not affect the Company’s ability to obtain credit extensions between the date of the Waiver Agreement and the Waiver Termination Date. The Company expects to deliver the required officer’s certificate to the Lender and the Administrative Agent by the Due Date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Selected information related to the Company’s term loan and convertible subordinated notes and the Amended New, New and Prior Facilities:

Fiscal Year	2006	2005	2004
Revolving credit facility	$—	—	—
Term loan	—	—	245,000

Balance at end of year	$—	—	245,000

Average balance outstanding during the year	$23,337	121,915	276,043
Maximum borrowings outstanding during the year	$91,800	245,000	392,700
Weighted average interest rate during the year (a)	15.40%	6.91%	5.25%
Interest rate at end of year	—	—	3.78%

(a) The fiscal 2006 interest rate is higher than prior periods due to the lower average borrowings and the fixed nature of the amortization of the deferred financing fees and commitment fees. Excluding the deferred financing fees and the commitment fees in fiscal 2006, the weighted average interest rate was 7.70%.

Fees expensed with respect to the unused portion of the Amended New, New and Prior Facilities were $1,275, $1,320 and $1,014, during fiscal 2006, 2005 and 2004, respectively.

The amounts outstanding under the Amended New, New and Prior Facilities, if any, have been classified as long-term debt based on the Company’s ability to continually maintain principal amounts outstanding.

The Company has no agreements to maintain compensating balances.

7.	Fair Values of Financial Instruments

The carrying values of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value due to the short-term maturities of these assets. The aggregate fair value of the Credit Facility approximates its carrying amount because of its recent and frequent repricing based upon market conditions.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

8.	Net Earnings Per Share

Following is a reconciliation of earnings from continuing operations and weighted average common shares outstanding for purposes of calculating basic and diluted earnings per share:

Fiscal Year	2006	2005	2004
Numerator:
Earnings from continuing operations	$150,527	146,681	123,375
Interest expense on 5.25% convertible subordinated notes, net of tax	—	—	3,835

	$150,527	146,681	127,210

Denominator:
Basic weighted average common shares outstanding	65,212	67,560	69,018
Weighted average assumed conversion of 5.25% convertible subordinated notes	—	—	3,752
Dilutive effect of stock awards	4,014	4,590	2,926

Diluted outstanding shares	69,226	72,150	75,696

Earnings from continuing operations
Basic	$2.31	2.17	1.79
Diluted	$2.17	2.03	1.68

9.	Employees’ Retirement and Defined Contribution Plans

As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively, and the Pension Plan will continue to hold assets and pay benefits. The actuarial assumptions used to calculate pension costs are reviewed annually. Pension expense was $645, $1,074 and $1,162 for fiscal 2006, 2005 and 2004, respectively.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $10,243, $9,174 and $8,145 during fiscal 2006, 2005 and 2004, respectively. In

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993. Total Company contributions charged to employee benefit expenses for the Postretirement Plan were $183, $179 and $369 during fiscal 2006, 2005 and 2004, respectively.

10.	Income Taxes

The Company files a consolidated federal return with all 80% or more owned subsidiaries. Federal and state income tax provisions (benefits) for fiscal 2006, 2005 and 2004 are as follows:

Fiscal Year	2006	2005	2004
Current:
Federal	$85,179	90,738	59,725
State	16,059	9,379	12,991

Total current	101,238	100,117	72,716

Deferred:
Federal	703	(6,638)	20,647
State	665	8,563	638

Total deferred	1,368	1,925	21,285

Total	$102,606	102,042	94,001

A reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

Fiscal Year	2006	2005	2004
Federal statutory income tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	4.27	4.54	4.58
Prior year taxes	—	—	1.86
Other, net	0.98	1.21	1.56

Effective income tax rate	40.25%	40.75%	43.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of February 3, 2007 and January 28, 2006 are as follows:

	February 3, 2007	January 28, 2006
Deferred tax liabilities:
Investment in Barnes & Noble.com	$(94,301)	(94,696)
Depreciation	(38,592)	(40,067)
Goodwill and intangible asset amortization	(22,135)	(19,788)
Prepaid expenses	(8,238)	(7,475)
Other	(5,246)	(3,484)

Total deferred tax liabilities	(168,512)	(165,510)

Deferred tax assets:
Loss carryover	45,165	48,188
Lease transactions	39,006	47,836
Estimated accruals	32,690	5,541
Stock-based compensation	11,959	1,260
Insurance liability	8,225	8,022
Pension	6,573	7,108
Inventory	4,204	11,723
Investments in equity securities	1,401	10,915

Total deferred tax assets	149,223	140,593

Net deferred tax liabilities	$(19,289)	(24,917)

Balance Sheet caption reported in:
Prepaid expenses and other current assets	$45,120	25,287
Deferred taxes (assets)	104,103	115,306
Accrued liabilities	(8,238)	(7,475)
Deferred taxes (liabilities)	(160,274)	(158,035)

Net deferred tax liabilities	$(19,289)	(24,917)

At February 3, 2007, the Company had federal and state net operating loss (NOL) carryforwards of approximately $106,000 that expire beginning in 2018 through 2022 if not utilized. The utilization of these NOL carryforwards in the Company’s consolidated tax returns is limited to approximately $6,700 on an annual basis.

The Company has additional state NOL carryforwards of approximately $21,000 that expire beginning in 2007 through 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

11.	Other Comprehensive Earnings (Loss), Net of Tax

Comprehensive earnings are net earnings, plus certain other items that are recorded directly to shareholders’ equity, as follows:

Fiscal Year	2006	2005	2004
Net earnings	$150,527	146,681	143,376
Other comprehensive earnings (loss), net of tax:
Foreign currency translation adjustments	843	(457)	(19)
Unrealized loss on available-for-sale securities (net of deferred tax benefit of $0, $0 and $58, respectively)	—	—	(142)
Less: reclassification adjustment (net of deferred income tax expense of $0, $0 and $20, respectively)	—	—	48

Unrealized loss on available-for-sale securities, net of reclassification adjustment	—	—	(94)

Changes in minimum pension liability (net of deferred tax expense (benefit) of $788, $845 and ($879), respectively)	1,156	1,229	(1,165)

Total comprehensive earnings	$152,526	147,453	142,098

The components of Accumulated Other Comprehensive Loss are as follows:

	Foreign Currency Translation	Unrealized Gains (Loss) On Securities	Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balance at January 31, 2004	$296	94	(8,969)	$(8,579)
Change during period	(19)	(94)	(1,165)	(1,278)

Balance at January 29, 2005	277	—	(10,134)	(9,857)
Change during period	(457)		1,229	772

Balance at January 28, 2006	(180)	—	(8,905)	(9,085)
Change during period	843		1,156	1,999

Balance at February 3, 2007	$663	—	(7,749)	$(7,086)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

12.	Changes in Intangible Assets and Goodwill

The following intangible assets were acquired by the Company primarily in connection with the purchase of Sterling Publishing during the 52 weeks ended February 1, 2003, the purchase of Bertelsmann AG’s interest in Barnes & Noble.com during the 52 weeks ended January 31, 2004 and the purchase of the public interest in Barnes & Noble.com during the 52 weeks ended January 29, 2005:

	As of February 3, 2007
Amortizable intangible assets	Gross Carrying Amount	Accumulated Amortization	Total
Contracts	$18,461	(7,349)	$11,112
Customer lists and relationships	7,700	(7,589)	111
D&O Insurance	3,202	(1,422)	1,780

	$29,363	(16,360)	$13,003

Unamortizable intangible assets
Trade name			$48,400
Copyrights			112
Contracts			29,661

			$78,173

Amortized intangible assets consist primarily of author contracts and customer lists and relationships, which are being amortized over periods of 10 years and four years (on an accelerated basis), respectively.

Aggregate Amortization Expense:
For the 53 weeks ended February 3, 2007	$2,682

Estimated Amortization Expense:
(12 months ending on or about January 31)
2008	$2,531
2009	$2,395
2010	$2,382
2011	$2,023
2012	$1,846

The changes in the carrying amount of goodwill for the 53 weeks ended February 3, 2007 are as follows:

Balance as of January 28, 2006	$263,731
Foreign currency translation	380
Benefit of excess tax amortization (See Note 4)	(4,428)

Balance as of February 3, 2007	$259,683

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

13.	Shareholders’ Equity

During the 52 weeks ended January 29, 2000 (fiscal 1999), the Board of Directors authorized a common stock repurchase program for the purchase of up to $250,000 of the Company’s common shares. The Company completed this $250,000 repurchase program during the first quarter of fiscal 2005. On March 24, 2005, the Company’s Board of Directors authorized an additional share repurchase program of up to $200,000 of the Company’s common shares. The Company completed this $200,000 repurchase program during the third quarter of fiscal 2005. On September 15, 2005, the Company’s Board of Directors authorized a new share repurchase program of up to $200,000 of the Company’s common shares. Share repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of February 3, 2007, the Company has repurchased 19,520,171 shares at a cost of approximately $597,705 under its share repurchase programs. The maximum dollar value of common shares that may yet be purchased under the current program is approximately $52,295 as of February 3, 2007. The repurchased shares are held in treasury.

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

Rental expense under operating leases are as follows:

Fiscal Year	2006	2005	2004
Minimum rentals	$325,326	319,070	309,082
Percentage rentals	7,171	7,276	6,031

	$332,497	326,346	315,113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of February 3, 2007 are:

Fiscal Year
2007	$353,032
2008	336,228
2009	314,165
2010	283,996
2011	231,313
After 2011	723,163

$2,241,897

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

15.	Segment Reporting

The Company has determined that it has one operating segment: bookselling. The bookselling segment has as its principal business the sale of trade books, mass market paperbacks, children’s books, bargain books, magazines, music, movies, calendars, games and gift items direct to customers. Most of these products are sourced by third parties while some are sourced through the Company’s own publishing activities. These product sales collectively account for substantially all of the Company’s sales. This evaluation was made in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” and took into account the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management.

16.	Legal Proceedings

There have been no material developments with respect to previously reported legal proceedings, except as follows:

In July and August 2006, four putative stockholder derivative actions were filed in New York County Supreme Court against certain members of the Company’s Board of Directors and certain current and former executive officers of the Company, alleging breach of fiduciary duty and unjust enrichment in connection with the grant of certain stock options to certain executive officers and directors of the Company. These actions were subsequently consolidated under the caption In re Barnes & Noble, Inc. Derivative Litigation. The Company is named as a nominal defendant only. The consolidated complaint seeks on behalf of the Company unspecified money damages, disgorgement of any proceeds from the exercise of the options that are the subject of the action (and any subsequent sale of the underlying stock), recission of any unexercised stock options, other equitable relief, and costs and disbursements, including attorney’s fees. The Company has filed a motion to dismiss the consolidated complaint.

Subsequent to the initial lawsuit, the SEC informed the Company that the SEC is conducting an informal inquiry into the Company’s stock option practices. The Company is fully cooperating with the SEC’s inquiry.

On August 25, 2006, the Company received a subpoena from the United States Attorney for the Southern District of New York requesting documents regarding the Company’s stock option practices. The Company is cooperating fully in responding to that subpoena.

In July 2006, the Company created a Special Committee of the Board of Directors consisting of Patricia Higgins, to review, with the assistance of independent outside counsel and an independent forensic auditor, the Company’s

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

stock option granting practices. This review was completed and on April 2, 2007, the Special Committee presented its findings and recommendations to the Company’s Board of Directors. See “Stock Option Review” in Note 2 above.

In September 2006, three putative stockholder derivative actions were filed in the United States District Court for the Southern District of New York naming the directors of the Company and certain current and former executive officers as defendants and alleging that the defendants backdated certain stock option grants to executive officers and caused the Company to file false or misleading financial disclosures and proxy statements. These actions were subsequently consolidated under the caption In re Barnes & Noble, Inc. Shareholders Derivative Litigation. The consolidated complaint purports to set forth claims under Section 14(a) of the Securities Exchange Act of 1934 and under Delaware law for breach of fiduciary duty, insider trading, unjust enrichment, rescission, accounting, gross mismanagement, abuse of control, and waste of corporate assets. The Company is named as a nominal defendant only. The consolidated complaint seeks on behalf of the Company unspecified money damages, disgorgement of any proceeds from the exercise of the options that are the subject of the action (and any subsequent sale of the underlying stock), rescission of any unexercised stock options, other equitable relief, and costs and disbursement, including attorney’s fees. The Company is reviewing the complaint and will respond appropriately.

The class action lawsuit In Re Initial Public Offering Securities Litigation filed in the U.S. District Court, Southern District of New York in April 2002 (the Action) named over one thousand individuals and 300 corporations, including Fatbrain.com, LLC (Fatbrain) (a subsidiary of bn.com) and its former officers and directors. The amended complaints in the Action all allege that the initial public offering registration statements filed by the defendant issuers with the Securities and Exchange Commission, including the one filed by Fatbrain, were false and misleading because they failed to disclose that the defendant underwriters were receiving excess compensation in the form of profit sharing with certain of its customers and that some of those customers agreed to buy additional shares of the defendant issuers’ common stock in the after market at increasing prices. The amended complaints also allege that the foregoing constitute violations of: (i) Section 11 of the Securities Act of 1933, as amended (the 1933 Act) by the defendant issuers, the directors and officers signing the related registration statements, and the related underwriters; (ii) Rule 10b-5 promulgated under the Securities Exchange Act of 1934 (the 1934 Act) by the same parties; and (iii) the control person provisions of the 1933 and 1934 Acts by certain directors and officers of the defendant issuers. A motion to dismiss by the defendant issuers, including Fatbrain, was denied. After extensive negotiations among representatives of plaintiffs and defendants, a memorandum of understanding (MOU), outlining a proposed settlement resolving the claims in the Action between plaintiffs and the defendants issuers, has been entered into. Subsequently a settlement agreement was executed between the defendants and plaintiffs in the action, the terms of which are consistent with the MOU. The Settlement Agreement was submitted to the Court for approval and on February 15, 2005, the judge granted preliminary approval of the settlement. On December 5, 2006, the federal appeals court for the Second Circuit issued a decision reversing Judge Scheindlin’s class certification decision in six focus cases. In light of that decision, Judge Scheindlin has stayed all proceedings in the district court, including consideration of the settlement. Plaintiffs then filed, in January 2007, a Petition for Rehearing En Banc before the Second Circuit.

While Barnes & Noble.com is currently collecting sales tax in a majority of states, the Company receives communications from time to time from various states regarding the applicability of state sales tax to sales made to customers in their respective states prior to the commencement of sales tax collection. While management believes that the accompanying financial statements reflect the best current estimate of any potential liability in this area, there can be no assurance that the outcome of any discussions with any state taxing authority will not result in the payment of state sales taxes for prior periods, or that the amount of any such payments will not be materially in excess of any liability currently recorded.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

The Company leases space for its executive offices in properties in which Leonard Riggio has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,559, $4,532 and $4,475 in fiscal years 2006, 2005 and 2004, respectively. Rent per square foot is approximately $29.00, which is currently estimated to be below market.

The Company leases a 75,000-square-foot office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid (net of subtenant income) $260, $312 and $304 in fiscal years 2006, 2005 and 2004, respectively.

The Company leases retail space in a building in which Barnes & Noble College Bookstores, Inc. (B&N College), a company owned by Leonard Riggio, subleases space from the Company. Occupancy costs allocated by the Company to B&N College for this space totaled $884, $872 and $810 for fiscal years 2006, 2005 and 2004, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

Barnes & Noble.com purchases new and used textbooks directly from MBS Textbook Exchange, Inc. (MBS), a corporation majority-owned by Leonard Riggio. Total purchases were $5,681, $16,842 and $18,148 for fiscal years 2006, 2005 and 2004, respectively. In fiscal 2006, MBS began selling used books as part of the Barnes & Noble.com dealer network. Barnes & Noble.com earned a commission of $1,930 on the MBS used book sales in fiscal 2006. In addition, Barnes & Noble.com maintains a link on its website which is hosted by MBS and through which Barnes & Noble.com customers are able to sell used books directly to MBS. Barnes & Noble.com is paid a commission based on the price paid by MBS to the consumer. Total commissions were $34, $46, and $62 for fiscal years 2006, 2005 and 2004, respectively.

Barnes & Noble.com licenses the “Barnes & Noble” name under a royalty-free license agreement, dated October 31, 1998, as amended, between Barnes & Noble.com and B&N College (the License Agreement). Pursuant to the License Agreement, Barnes & Noble.com has been granted an exclusive license to use the “Barnes & Noble” name and trademark in perpetuity for the purpose of selling books over the Internet (excluding sales of college textbooks). Under a separate agreement dated as of January 2001, between Barnes & Noble.com and Textbooks.com, Inc. (Textbooks.com), a corporation owned by Leonard Riggio, Barnes & Noble.com was granted the right to sell college textbooks over the Internet using the “Barnes & Noble” name. Pursuant to this agreement, Barnes & Noble.com pays Textbooks.com a royalty on revenues (net of product returns, applicable sales tax and excluding shipping and handling) realized by Barnes & Noble.com from the sale of books designated as textbooks. The term of the agreement is for five years and renews annually for additional one-year periods unless terminated 12 months prior to the end of any given term. Royalty expense was $3,916, $4,870 and $4,551 for fiscal years 2006, 2005 and 2004, respectively, under the terms of this agreement.

In fiscal 2005, GameStop began selling new and used video games and consoles on the Barnes & Noble.com website. Barnes & Noble.com receives a commission on sales made by GameStop. For fiscal years 2006 and 2005, the commission earned by Barnes & Noble.com was $343 and $264, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company paid B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges are included in the accompanying consolidated statements of operations and approximated $248, $198 and $219 for fiscal 2006, 2005 and 2004, respectively. B&N College purchased inventory, at cost plus an incremental fee, of $48,574, $49,997 and $46,468 from the Company during fiscal 2006, 2005 and 2004, respectively. The Company charged B&N College $2,698, $2,527 and $2,439 for fiscal years 2006, 2005 and 2004, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which include fuel, insurance and other costs approximated $1,722, $2,590 and $2,361 during fiscal 2006, 2005 and 2004, respectively, and are included in the accompanying consolidated statements of operations.

GameStop, a company in which Leonard Riggio is a member of the Board of Directors and a minority shareholder, operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7% of the gross sales of such departments. The Company charged GameStop a license fee of $996, $857 and $859 during fiscal 2006, 2005 and 2004, respectively.

Until June 2005, GameStop participated in the Company’s worker’s compensation, property and general liability insurance programs. The costs incurred by the Company under these programs were allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. The Company charged GameStop for these services $838, $1,726 and $2,548 during fiscal 2006, 2005 and 2004, respectively. Although GameStop secured its own insurance coverage, costs are continuing to be incurred by the Company on insurance claims which were made under its programs prior to June 2005 and any such costs applicable to insurance claims against GameStop will be charged to GameStop at the time incurred.

The Company is provided with national freight distribution, including trucking services by the Argix Direct Inc. (Argix) (formerly the LTA Group, Inc.), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest. The Company paid Argix $20,524, $20,120 and $20,274 for such services during fiscal years 2006, 2005 and 2004, respectively. The Company believes the cost of freight delivered to the stores is comparable to the prices charged by publishers and other third-party freight distributors. Argix subleases warehouse space from the Company in Jamesburg, New Jersey. The Company charged Argix $2,005, $1,993 and $1,828 for such subleased space and other operating costs incurred on its behalf during fiscal 2006, 2005 and 2004, respectively.

Since 1993, the Company has used AEC One Stop Group, Inc. (AEC) as its primary music and DVD/video supplier and to provide a music and video database. AEC is one of the largest wholesale distributors of music and DVD/videos in the United States. In 1999, AEC’s parent corporation was acquired by an investor group in which Leonard Riggio was a minority investor. The Company paid AEC $349,693, $326,913 and $309,702 for merchandise purchased during fiscal 2006, 2005 and 2004, respectively. In addition, during fiscal 2005, AEC spun-off its Digital on Demand subsidiary, that provided the database equipment and services to the Company. Leonard Riggio has a minority interest in Digital on Demand. The Company paid AEC/Digital on Demand $4,705, $4,974 and $6,206 for database equipment and services during fiscal 2006, 2005 and 2004, respectively. The Company believes the cost

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

charged by AEC/Digital on Demand are comparable to other suppliers. Amounts payable to AEC for merchandise purchased were $25,118 and $35,416 as of February 3, 2007 and January 28, 2006, respectively.

18.	Dividends

The Company paid quarterly cash dividends of $0.15 per share on March 31, 2006 to stockholders of record at the close of business on March 10, 2006, on June 30, 2006 to stockholders of record at the close of business on June 9, 2006, on September 29, 2006 for stockholders of record at the close of business on September 8, 2006, on December 29, 2006 to stockholders of record at the close of business on December 8, 2006 and on March 30, 2007 to stockholders of record at the close of business on March 9, 2007.

During fiscal 2005, the Company paid quarterly cash dividends of $0.15 per share on September 30, 2005 to stockholders of record at the close of business on September 9, 2005 and on December 30, 2005 to stockholders of record at the close of business on December 9, 2005.

19.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for each of the last two fiscal years is as follows:

Fiscal 2006 Quarter Ended On or About	April 2006	July 2006	October 2006	January 2007	Total Fiscal Year 2006
Sales	$1,114,735	1,156,160	1,111,958	1,878,401	5,261,254
Gross profit	$338,750	349,523	331,025	618,994	1,638,292
Net earnings (loss)	$9,991	16,576	(2,772)	126,732	150,527
Earnings (loss) per common share:
Basic	$0.15	0.25	(0.04)	1.95	2.31
Diluted	$0.14	0.24	(0.04)	1.83	2.17

Fiscal 2005 Quarter Ended On or About	April 2005	July 2005	October 2005	January 2006	Total Fiscal Year 2005
Sales	$1,097,170	1,170,800	1,081,785	1,753,249	5,103,004
Gross profit	$326,935	343,726	319,977	576,529	1,567,167
Net earnings	$9,906	13,467	327	122,981	146,681
Earnings per common share:
Basic	$0.14	0.20	—	1.88	2.17
Diluted	$0.13	0.18	—	1.76	2.03

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Barnes & Noble, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three fiscal years in the period ended February 3, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Barnes & Noble, Inc. and subsidiaries’ internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 3, 2007 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
BDO Seidman, LLP
New York, New York
April 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Barnes & Noble, Inc.

New York, New York

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 8, that Barnes & Noble, Inc. maintained effective internal control over financial reporting as of February 3, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of Barnes & Noble, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the internal control over financial reporting of Barnes & Noble, Inc. based on our audit.

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

In our opinion, management’s assessment that Barnes & Noble, Inc. maintained effective internal control over financial reporting as of February 3, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 3, 2007, based on the criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three fiscal years in the period ended February 3, 2007, and our report dated April 3, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP
New York, New York
April 3, 2007

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Barnes & Noble, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f ). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control–Integrated Framework, management concluded that the Company’s internal control over financial reporting was effective as of February 3, 2007. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of February 3, 2007 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report which accompanies the Consolidated Financial Statements.

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2006 filed with the Securities and Exchange Commission, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.