Form 10-K, Exhibit 13
period 2008-02-02
BARNES & NOBLE INC
filed 2008-04-02
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended February 2, 2008 (fiscal 2007), 53 weeks ended February 3, 2007 (fiscal 2006) and 52 weeks ended January 28, 2006 (fiscal 2005) and the Balance Sheet Data as of February 2, 2008 and February 3, 2007 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended January 29, 2005 (fiscal 2004) and 52 weeks ended January 31, 2004 (fiscal 2003) and the Balance Sheet Data as of January 28, 2006, January 29, 2005 and January 31, 2004 are derived from audited consolidated financial statements not included in this report.

Fiscal Year (In thousands, except per share data)	2007	2006	2005	2004	2003 (1)
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble stores	$4,648,409	4,533,912	4,356,611	4,121,398	3,860,347
B. Dalton stores	84,497	102,004	141,584	176,490	221,020
Barnes & Noble.com(1)	476,870	433,425	439,657	419,821	151,229
Other(2)	201,052	191,913	165,152	155,886	139,581

Total sales	5,410,828	5,261,254	5,103,004	4,873,595	4,372,177
Cost of sales and occupancy	3,770,007	3,622,962	3,535,837	3,388,985	3,061,769

Gross profit	1,640,821	1,638,292	1,567,167	1,484,610	1,310,408

Selling and administrative expenses	1,250,089	1,201,673	1,131,448	1,049,979	909,141
Depreciation and amortization	172,210	170,338	172,957	181,553	166,825
Pre-opening expenses	10,387	12,897	10,938	8,862	8,668

Operating profit	208,135	253,384	251,824	244,216	225,774
Interest income (expense), net and amortization of deferred financing fees(3)	7,135	1,537	(1,415)	(11,028)	(20,944)
Debt redemption charge(4)	—	—	—	(14,582)	—
Equity in net loss of Barnes & Noble.com(1)	—	—	—	—	(14,311)

Earnings before taxes and minority interest	215,270	254,921	250,409	218,606	190,519
Income taxes	76,917	102,606	102,042	94,001	78,779

Earnings before minority interest	138,353	152,315	148,367	124,605	111,740
Minority interest (5)	(2,554)	(1,788)	(1,686)	(1,230)	(536)

Earnings from continuing operations	135,799	150,527	146,681	123,375	111,204
Earnings from discontinued operations (net of income tax)	—	—	—	20,001	40,571

Net earnings	$135,799	150,527	146,681	143,376	151,775

Basic earnings per common share
Earnings from continuing operations	$2.13	2.31	2.17	1.79	1.69
Earnings from discontinued operations	—	—	—	0.29	0.61

Net earnings	$2.13	2.31	2.17	2.08	2.30

Diluted earnings per common share
Earnings from continuing operations	$2.03	2.17	2.03	1.68	1.57
Earnings from discontinued operations	—	—	—	0.25	0.50

Net earnings	$2.03	2.17	2.03	1.93	2.07

Dividends paid per share	$0.60	0.60	0.30	—	—

Weighted average common shares outstanding
Basic	63,662	65,212	67,560	69,018	65,989
Diluted	67,050	69,226	72,150	75,696	77,105

OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	713	695	681	666	647
B. Dalton stores	85	98	118	154	195

Total	798	793	799	820	842

Comparable store sales increase (decrease)(6)
Barnes & Noble stores	1.8%	(0.3)%	2.9%	3.1%	3.2%
B. Dalton stores	(0.7)	(6.1)	0.9	(2.2)	(2.0)
Capital expenditures	$196,509	179,373	187,167	184,885	130,103
BALANCE SHEET DATA:
Total assets	$3,249,826	3,196,798	3,156,250	3,318,389	3,812,036
Long-term debt	$—	—	—	245,000	300,000

(1)	Fiscal 2003 includes the results of operations of barnesandnoble.com llc (Barnes & Noble.com) from September 15, 2003, the date the Company acquired a controlling interest in Barnes & Noble.com. Prior to the acquisition date, the Company accounted for the results of Barnes & Noble.com under the equity method of accounting.

(2)	Includes primarily Calendar Club entities (Calendar Club) and third-party sales of Sterling Publishing Co., Inc., a wholly-owned subsidiary of the Company.

(3)	Amounts for fiscal 2007 and 2006 are net of interest expense of $2,410 and $4,252, respectively. Amounts for fiscal 2005, 2004 and 2003 are net of interest income of $7,013, $3,461 and $726, respectively.

(4)	One-time charge associated with the redemption of the Company’s convertible subordinated notes in fiscal 2004.

(5)	Minority interest represents the approximate 26% outside interest in Calendar Club.

(6)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales from stores that have been open for at least 15 months and does not include closed or relocated stores.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, “fiscal 2008” represents the 52 weeks ending January 31, 2009, “fiscal 2007” represents the 52 weeks ended February 2, 2008, “fiscal 2006” represents the 53 weeks ended February 3, 2007 and “fiscal 2005” represents the 52 weeks ended January 28, 2006.

General

The Company is the nation’s largest bookseller1, and as of February 2, 2008 operated 798 bookstores and a website. Of the 798 bookstores, 713 operate primarily under the Barnes & Noble Booksellers trade name (31 of which were opened in fiscal 2007) and 85 operate primarily under the B. Dalton Bookseller trade name. Barnes & Noble conducts the online part of its business through barnesandnoble.com llc (Barnes & Noble.com), one of the largest sellers of books on the Internet. Through Sterling Publishing Co., Inc. (Sterling Publishing), the Company is a leading general trade book publisher. Additionally, the Company owns an approximate 74% interest in Calendar Club, L.L.C. (Calendar Club), an operator of seasonal kiosks. The Company employed approximately 40,000 full- and part-time employees as of February 2, 2008.

Barnes & Noble stores are located in all 50 states and the District of Columbia as of February 2, 2008. With over 40 years of bookselling experience, management has a strong sense of customers’ changing needs and the Company leads book retailing with a “community store” concept. Barnes & Noble’s typical store offers a comprehensive title base, a café, a children’s section, a music/DVD department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities, that make each Barnes & Noble store an active part of its community.

Barnes & Noble stores range in size from 10,000 to 60,000 square feet depending upon market size with an overall average store size of 26,000 square feet. Each store features an authoritative selection of books, ranging from 60,000 to 200,000 unique titles. The comprehensive title selection is diverse and tailored to each store location to reflect local interests. In addition, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers (the “top ten” highest selling hardcover fiction, hardcover non-fiction and trade paperback titles) typically represent between 3% and 5% of Barnes & Noble store sales. Complementing this extensive in-store selection, all Barnes & Noble stores provide customers with on-site access to the millions of books available to online shoppers while offering an option to have the book sent to the store or shipped directly to the customer through Barnes & Noble.com’s delivery system. All Barnes & Noble stores are equipped with its proprietary BookMaster in-store operating system, which enhances the Company’s merchandise-replenishment system, resulting in high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing. The Company has integrated, and is continuing to integrate, the BookMaster system used in its stores with Barnes & Noble.com so that its customers share the same experience across both channels.

During fiscal 2007, the Company added 0.7 million square feet to the Barnes & Noble store base, bringing the total square footage to 18.2 million square feet, a 4% increase over the prior year. Barnes & Noble stores contributed approximately 86% of the Company’s total sales in fiscal 2007. The Company plans to open between 35 and 40 Barnes & Noble stores in fiscal 2008, which are expected to average 30,000 square feet in size.

[1]	Based upon sales reported in trade publications and public filings.

At the end of fiscal 2007, the Company operated 85 B. Dalton bookstores in 33 states and the District of Columbia. B. Dalton bookstores employ merchandising strategies that target the mainstream consumer book market, offering a wide range of bestsellers and general-interest titles. Most B. Dalton bookstores range in size from 2,000 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of book superstores in nearby locations continues to have a significant adverse impact on B. Dalton bookstores.

The Company is continuing its controlled descent in the number of its smaller format B. Dalton bookstores in response to declining sales attributable primarily to book superstore competition. Part of the Company’s strategy has been to close underperforming stores, which has resulted in the closing of 882 B. Dalton bookstores since 1989.

The Company has a multi-channel marketing strategy that deploys various merchandising programs and promotional activities to drive traffic to both its stores and website. At the center of this program is Barnes & Noble.com, which receives over 138 million visits annually, ranking it among the top 15 multi-channel retailer websites in terms of traffic, as measured by Comscore Media Metrix. As a result of this reach, the Company believes that the website provides significant advertising power which would be valued in the tens of millions of dollars if such advertising were placed with third-party websites with comparable reach. In this way, Barnes & Noble.com serves as both the Company’s direct-to-home delivery service and as an important broadcast channel and advertising medium for the Barnes & Noble brand. For example, the online store locator at Barnes & Noble.com receives millions of customer visits each year providing store hours, directions, information about author events and other in-store activities. The Company firmly believes that its website is a key factor behind its industry-leading comparable store sales performance.

The Company’s subsidiary Sterling Publishing is a leading general non-fiction trade book publisher. With more than 5,000 books in print, Sterling Publishing publishes a wide range of non-fiction and illustrated books, consisting primarily of reference and “how-to” titles on subjects such as crafts, food and wine, home design, woodworking, puzzles and games, and children’s books. Sterling Publishing also publishes books for a number of brands, including many of the Hearst magazines, Hasbro, Mensa and AARP.

Results of Operations

Fiscal Year	2007	2006	2005
Sales (in thousands)	$5,410,828	5,261,254	5,103,004
Net Earnings (in thousands)	$135,799	150,527	146,681
Diluted Earnings Per Share	$2.03	2.17	2.03
Comparable Store Sales Increase (Decrease) (a)
Barnes & Noble stores	1.8%	(0.3)%	2.9%
B. Dalton stores	(0.7)	(6.1)	0.9
Stores Opened
Barnes & Noble stores	31	32	27
B. Dalton stores	—	—	—

Total	31	32	27

Stores Closed
Barnes & Noble stores	13	18	12
B. Dalton stores	13	20	36

Total	26	38	48

Number of Stores Open at Year End
Barnes & Noble stores	713	695	681
B. Dalton stores	85	98	118

Total	798	793	799

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	18.2	17.5	16.9
B. Dalton stores	0.3	0.4	0.5

Total	18.5	17.9	17.4

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open at least 15 months and does not include closed or relocated stores.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	2007	2006	2005
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	69.7	68.9	69.3

Gross margin	30.3	31.1	30.7
Selling and administrative expenses	23.1	22.8	22.2
Depreciation and amortization	3.2	3.2	3.4
Pre-opening expenses	0.2	0.2	0.2

Operating margin	3.8	4.8	4.9
Interest income, net and amortization of deferred financing fees	0.1	—	—

Earnings before income taxes and minority interest	4.0	4.9	4.9
Income taxes	1.4	2.0	2.0

Income before minority interest	2.6	2.9	2.9
Minority interest	—	—	—

Income from continuing operations	2.5%	2.9%	2.9%

Gain from Insurance Settlements

In August 2005, the Company sustained significant damage to two of its stores, Gulfport, Mississippi and Metairie, Louisiana, and minor damage to four others as a result of Hurricane Katrina. The Company received insurance proceeds of $13.8 million over a fiscal three-year period related to the settlement of the open claims, the final component of which was determined and received in the fourth quarter of fiscal 2007. This resulted in a gain of $6.4 million, which is attributable to settlement of property claims at replacement costs, which were in excess of net book values of property and equipment, as well as business interruption recoveries. The portion of the proceeds attributable to the property claim is included in investing activities within the Consolidated Statement of Cash Flows, while the business interruption recoveries are classified as operating cash flows. The Company invested the insurance settlement in the redevelopment of the stores that were affected.

Stock Option Review

In July 2006, the Company created a Special Committee of the Board of Directors, consisting of Patricia Higgins, to review all of the stock option grants by the Company and the Company’s wholly-owned subsidiary, Barnes & Noble.com, during the period from 1996 through 2006 and engaged independent outside counsel and an independent forensic auditor to assist in this matter. On April 2, 2007, the Special Committee presented its findings and recommendations to the Company’s Board of Directors, as reported in the Company’s Form 8-K filed April 4, 2007. The Special Committee indicated that the Committee and its advisors received the Company’s full cooperation throughout its investigation.

Among other findings, the Special Committee determined that there were numerous instances of stock option grants for which there was an improper measurement of compensation expense under Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Although the Special Committee determined that there were instances of stock options having been dated using favorable dates that were selected with the benefit of hindsight and that serious mistakes were made, the Special Committee did not find any intent to defraud or fraudulent misconduct by any individual or group of individuals. The Special Committee found that the Company’s dating and pricing practice for stock options was applied uniformly by Company personnel to stock options granted and was not used selectively to benefit any one group or individual within the Company. The Company evaluated these findings and agreed with the Special Committee. The Company concluded that the charges were not material to the financial statements in any of the periods to which such charges relate and therefore did not restate its historic financial statements. The Company recorded an adjustment of $0.4 million ($0.2 million after tax) to increase non-cash compensation expense in the fourth quarter of fiscal 2006 to correctly present compensation expense for fiscal 2006. In accordance with Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company also recorded an adjustment to decrease retained earnings by $22.8 million, increase deferred taxes by $5.9 million and increase additional paid-in capital by $28.7 million, to correct the consolidated balance sheet for the cumulative impact of the misstated compensation cost in periods prior to fiscal 2006.

In December 2006, the Board members and all current Section 16 officers holding options unvested as of December 31, 2004 voluntarily agreed to reprice such options, upon a finding by the Special Committee that such options were improperly priced, to an exercise price determined to be the appropriate fair market value by the Special Committee. The Special Committee recommended that all incorrectly dated and unexercised stock options issued to current Section 16 officers and directors of the Company, other than hiring grants, be re-priced to reflect the greater of the original grant price or the price appropriate to the measurement date as determined by the Special Committee. The Board members and Section 16 officers did not receive any cash payments to compensate them for their voluntary agreements to reprice such options. The total difference in exercise price as a result of the re-pricing of these unexercised options was approximately $2.6 million.

Consistent with the Special Committee’s recommendation that all incorrectly dated and unexercised options issued to current Section 16 officers be re-priced, the current Section 16 officers voluntarily agreed to repay to the Company for options granted and exercised while they were Section 16 officers an amount equal to the difference in the price at which the stock options were exercised and the price at which the Special Committee believes the stock options should have been priced, net of any allocable portion of income taxes paid in connection with such exercise. The total amount voluntarily repaid to the Company by current Section 16 officers was approximately $2.0 million, prior to any allocable portion of income taxes paid in connection with such exercise, which was recorded as an increase to additional paid-in capital in fiscal 2007.

Tax-Related Payments

Incorrectly dated options that vested after December 31, 2004 and were exercised in 2006 were subject to penalty taxes under Section 409A of the Internal Revenue Code. The Company reimbursed Section 16 officers who voluntarily repaid the Company and were subject to these penalty taxes. The Board approved payment to such executives who were subject to Section 409A taxes in connection with exercised options in an amount equal to the cost of the Section 409A penalty tax, any interest or penalties, plus an amount to offset the associated income tax consequences of the reimbursement payments. In reaching this decision, the Board took into consideration, among other factors, the fact that the applicable taxes under Section 409A far exceeded the amount of any possible enrichment to such officers as a result of improper grant dating and the agreement by such officers to repay the amount of any enrichment as a result of the improper dating. The aggregate payments to such officers, including the gross-up amounts, were $1.2 million.

Additionally, the Company made payments on behalf of option holders who were not Section 16 officers, for any Section 409A tax liability due to the exercise of incorrectly dated options in 2006. These payments, including gross-up payments, were $1.2 million.

The Company implemented a program for employees who were not Section 16 officers to amend incorrectly dated options that vested after December 31, 2004 so as to increase the exercise price to the trading price on the correct measurement date determined by the Special Committee. In addition, the Company paid such employees whose options were repriced cash bonuses in the amount of the difference. The aggregate amount paid by the Company as cash bonuses under this program was $1.4 million, which was paid in January 2008 to comply with applicable tax laws.

52 Weeks Ended February 2, 2008 Compared with 53 Weeks Ended February 3, 2007

Sales

The Company’s sales increased $149.6 million, or 2.8%, during fiscal 2007 to $5.411 billion from $5.261 billion during fiscal 2006. This increase was primarily attributable to a $114.5 million increase in sales at Barnes & Noble stores and a $43.4 million increase in Barnes & Noble.com sales, offset by a $17.5 million decrease in sales at B. Dalton stores.

Barnes & Noble store sales increased $114.5 million, or 2.5%, during fiscal 2007 to $4.648 billion from $4.534 billion during fiscal 2006 and accounted for 85.9% of total Company sales. The 2.5% increase in Barnes & Noble store sales was primarily attributable to new Barnes & Noble store sales of $159.9 million, coupled with a 1.8% increase in comparable store sales which increased sales by $76.1 million, offset by closed stores that decreased sales by $70.4 million and the inclusion of the 53rd week in fiscal 2006 which accounted for $77.7 million of sales.

Barnes & Noble.com sales increased $43.4 million, or 10.0%, during fiscal 2007 to $476.9 million from $433.4 million during fiscal 2006. This increase was attributable to a 13.4% increase in comparable sales.

In fiscal 2007, the Company opened 31 Barnes & Noble stores and closed 13, bringing its total number of Barnes & Noble stores to 713 with 18.2 million square feet. The Company closed 13 B. Dalton stores, ending the period with 85 B. Dalton stores and 0.3 million square feet. As of February 2, 2008, the Company operated 798 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, common area maintenance, merchant association dues and lease-required advertising, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy increased $147.0 million, or 4.1%, to $3.770 billion in fiscal 2007 from $3.623 billion in fiscal 2006. As a percentage of sales, cost of sales and occupancy increased to 69.7% in fiscal 2007 from 68.9% in fiscal 2006. This increase was primarily attributable to the impact of the rollout of the Company’s new Member program, which went into effect in October 2006, and the deep discount on J.K. Rowling’s Harry Potter and the Deathly Hallows, offset by a favorable variance of $10.3 million related to the annual physical count of inventory.

Selling and Administrative Expenses

Selling and administrative expenses increased $48.4 million, or 4.0%, to $1.250 billion in fiscal 2007 from $1.202 billion in fiscal 2006. As a percentage of sales, selling and administrative expenses increased to 23.1% in fiscal 2007 from 22.8% in fiscal 2006. This increase was primarily due to legal costs offset by a gain in insurance proceeds from the Hurricane Katrina settlement.

Depreciation and Amortization

Depreciation and amortization increased $1.9 million, or 1.1%, to $172.2 million in fiscal 2007 from $170.3 million in fiscal 2006. The increase was primarily due to the accelerated depreciation related to the closing of the Company’s Internet distribution center and higher depreciation in the Company’s new distribution center, offset by lower depreciation in the Company’s executive offices due to certain assets that became fully depreciated.

Pre-Opening Expenses

Pre-opening expenses decreased $2.5 million, or 19.5%, in fiscal 2007 to $10.4 million from $12.9 million in fiscal 2006. The decrease in pre-opening expenses was primarily the result of the timing of new store openings.

Operating Profit

The Company’s consolidated operating profit decreased $45.2 million, or 17.9%, to $208.1 million in fiscal 2007 from $253.4 million in fiscal 2006. This decrease was primarily due to the matters discussed above.

Interest Income (Expense), Net and Amortization of Deferred Financing Fees

Interest income (expense), net, and amortization of deferred financing fees, increased $5.6 million, or 364.2%, to $7.1 million in fiscal 2007 from $1.5 million in fiscal 2006. The increase was primarily due to higher average cash investments and lower average borrowings.

Income Taxes

Barnes & Noble’s effective tax rate in fiscal 2007 decreased to 35.73% compared with 40.25% during fiscal 2006. The provision for income taxes for fiscal 2007 included a tax benefit of $10.3 million resulting from previously unrecognized tax benefits for which the statute of limitations expired in fiscal 2007.

Minority Interest

Minority interest was $2.6 million in fiscal 2007 compared with $1.8 million in fiscal 2006, and relates to the approximate 26% outside interest in Calendar Club.

Earnings

As a result of the factors discussed above, the Company reported consolidated net earnings of $135.8 million (or $2.03 per share) during fiscal 2007 compared with consolidated net earnings of $150.5 million (or $2.17 per share) during fiscal 2006.

53 Weeks Ended February 3, 2007 Compared with 52 Weeks Ended January 28, 2006

Sales

The Company’s sales increased $158.3 million, or 3.1%, during fiscal 2006 to $5.261 billion from $5.103 billion during fiscal 2005. This increase was primarily attributable to a $177.3 million increase in sales at Barnes & Noble stores, a $12.7 million increase in Sterling Publishing third-party sales, offset by a $39.6 million decrease in sales at B. Dalton stores.

Barnes & Noble store sales increased $177.3 million, or 4.1%, during fiscal 2006 to $4.534 billion from $4.357 billion during fiscal 2005 and accounted for 86.2% of total Company sales. The 4.1% increase in Barnes & Noble store sales was primarily attributable to the inclusion of the 53rd week in fiscal 2006 that contributed an increase in sales of $77.7 million, new Barnes & Noble stores that contributed an increase in sales of $168.4 million, offset by closed stores that decreased sales by $68.7 million and a 0.3% decrease in comparable store sales, which decreased sales by $11.7 million.

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

Cost of sales and occupancy increased $87.1 million, or 2.5%, to $3.623 billion in fiscal 2006 from $3.536 billion in fiscal 2005. As a percentage of sales, cost of sales and occupancy decreased to 68.9% in fiscal 2006 from 69.3% in fiscal 2005. This decrease was primarily attributable to favorable inventory shortage results and the deep discounted selling price on J. K. Rowling’s Harry Potter and the Half-Blood Prince in fiscal 2005, offset by the enhancement in the Company’s Member program in fiscal 2006 whereby adult hardcover discounts increased by an additional 10%.

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

Interest Income (Expense), Net and Amortization of Deferred Financing Fees

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

Earnings

As a result of the factors discussed above, the Company reported consolidated net earnings of $150.5 million (or $2.17 per share) during fiscal 2006 compared with consolidated net earnings of $146.7 million (or $2.03 per share) during fiscal 2005.

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

Cash Flow

Cash flows provided from operating activities were $434.6 million, $271.3 million and $499.7 million during fiscal 2007, 2006 and 2005, respectively. Both the decline in fiscal 2006 and the increase in fiscal 2007 were due to timing of payments on inventory purchases, related principally to the impact of the 53rd week in fiscal 2006.

The weighted-average age per square foot of the Company’s 713 Barnes & Noble stores was 8.6 years as of February 2, 2008 and is expected to increase to approximately 9.1 years by January 31, 2009.

Capital Structure

Strong cash flows from operations and a continued emphasis on working capital management strengthened the Company’s balance sheet in fiscal 2007.

On August 2, 2006, the Company entered into Amendment No. 1 (Amended New Facility) to the Company’s Credit Agreement, dated as of June 17, 2005 (the New Facility). The Amended New Facility amended the New Facility to extend the maturity date to July 31, 2011 from June 16, 2010. The Amended New Facility also amended the New Facility: (1) to reduce the applicable margin that is applied to (x) Eurodollar - based loans above the publicly stated Eurodollar rate and (y) standby letters of credit to a spread ranging from 0.500% to 1.000% from the range of 0.750% to 1.375%; (2) to reduce the fee paid on commercial letters of credit to a range of 0.2500% to 0.5000% from the range of 0.3750% to 0.6875%; and (3) to reduce the commitment fee to a range of 0.100% to 0.200% from a range of 0.150% to 0.300%. In each case, the applicable rate is based on the Company’s consolidated fixed charge coverage ratio. Proceeds from the Amended New Facility will be used for general corporate purposes, including seasonal working capital needs.

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

Selected information related to the Company’s Amended New, New and Prior Facilities (in thousands):

Fiscal Year	2007	2006	2005
Revolving credit facility at year end	$—	—	—
Average balance outstanding during the year	$1,392	23,337	121,915
Maximum borrowings outstanding during the year	$37,600	91,800	245,000
Weighted average interest rate during the year (a)	173.16%	15.40%	6.91%
Interest rate at end of year	—	—	—

(a)	The fiscal 2007 and 2006 interest rates are higher than prior periods due to the lower average borrowings and the fixed nature of the amortization of the deferred financing fees and commitment fees. Excluding the deferred financing fees and the commitment fees in fiscal 2007 and 2006, the weighted average interest rate was 7.51% and 7.70%, respectively.

Fees expensed with respect to the unused portion of the Amended New, New and Prior Facilities were $1.0 million, $1.3 million and $1.3 million, during fiscal 2007, 2006 and 2005, respectively.

The Company has no agreements to maintain compensating balances.

Capital Investment

Capital expenditures totaled $196.5 million, $179.4 million and $187.2 million during fiscal 2007, 2006 and 2005, respectively. Capital expenditures in fiscal 2008, primarily for the opening of 35 to 40 new Barnes & Noble stores, the maintenance of existing stores and system enhancements for the retail stores and the website, are projected to be in the range of $200.0 million to $210.0 million, although commitment to many of such expenditures has not yet been made.

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

In fiscal 1999, the Board of Directors of the Company authorized a common stock repurchase program for the purchase of up to $250.0 million of the Company’s common stock. The Company completed this $250.0 million repurchase program during the first quarter of fiscal 2005. On March 24, 2005, the Company’s Board of Directors authorized an additional stock repurchase program of up to $200.0 million of the Company’s common stock. The Company completed this $200.0 million repurchase program during the third quarter of fiscal 2005. On September 15, 2005, the Company’s Board of Directors authorized an additional stock repurchase program of up to $200.0 million of the Company’s common stock. The Company completed this $200.0 million repurchase program during the third quarter of fiscal 2007. On May 15, 2007, the Company’s Board of Directors authorized a new stock repurchase program for the purchase of up to $400.0 million of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $204.0 million as of February 2, 2008.

Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of February 2, 2008, the Company has repurchased 26,461,366 shares at a cost of approximately $846.0 million under its stock repurchase programs. The repurchased shares are held in treasury.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of February 2, 2008 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	2,092.6	360.8	641.7	456.9	633.2
Purchase obligations	60.1	36.0	20.7	3.4	—
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP(a)	—	—	—	—	—

Total	$2,152.7	$396.8	$662.4	$460.3	$633.2

(a)	Excludes $18.9 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 9 to the Notes to Consolidated Financial Statements.

See also Note 8 to the Notes to Consolidated Financial Statements for information concerning the Company’s Pension and Postretirement Plans.

Off-Balance Sheet Arrangements

As of February 2, 2008, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

Impact of Inflation

The Company does not believe that inflation has had a material effect on its net sales or results of operations.

Certain Relationships and Related Transactions

See Note 16 to the Notes to Consolidated Financial Statements.

Critical Accounting Policies

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” discusses the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 99% and 96% of the Company’s merchandise inventories as of February 2, 2008 and February 3, 2007, respectively. The remaining merchandise inventories are recorded based on the average cost method.

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

Stock-Based Compensation

Effective January 29, 2006, the Company adopted the provisions of SFAS 123R, using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for share-based awards during fiscal 2006 includes (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, revised to estimate forfeitures, and (b) compensation expense for all stock-based compensation awards granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, results for fiscal 2005 have not been restated. Prior to the adoption of SFAS 123R, the Company recognized stock-based compensation expense in accordance with APB 25 and related Interpretations, as permitted by SFAS 123.

The calculation of share-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on traded option volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note 3 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At February 2, 2008, the Company had $824.6 million of property and equipment, net of accumulated depreciation, and $18.1 million of amortizable intangible assets, net of amortization, accounting for approximately 25.9% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $5.9 million, $3.4 million and $12.7 million in fiscal 2007, 2006 and 2005, respectively and are related to individual store locations.

Goodwill and Unamortizable Intangible Assets

At February 2, 2008, the Company had $255.3 million of goodwill and $69.9 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 10.0% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill in November 2007 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. During the third quarter of fiscal 2007, the Company reevaluated the categorization of distribution contracts based on the recently observed rate of contract retention and reclassified certain of these contracts having a recorded value of $8.3 million from an unamortizable intangible asset to an amortizable intangible asset. Such distribution contracts were tested for impairment prior to the reclassification and the Company determined that no impairment charge was necessary. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates.

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

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position.

Disclosure Regarding Forward-Looking Statements

This report may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, decreased consumer demand for the Company’s products, possible disruptions in the Company’s computer or telephone systems, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores or the inability to obtain suitable sites for new stores, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of the Company’s online and other initiatives such as Barnes & Noble.com, the performance and successful integration of acquired businesses, the success of the Company’s strategic investments, unanticipated increases in merchandise or occupancy costs, unanticipated adverse litigation results or effects, the results or effects of any governmental review of the Company’s stock option practices, product shortages, and other factors which may be outside of the Company’s control, including those factors discussed in detail in Item 1A, “Risk Factors,” in the Company’s Form 10-K for the fiscal year ended February 2, 2008, and in the Company’s other filings made from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Annual Report.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year	2007	2006	2005
(In thousands, except per share data)
Sales	$5,410,828	5,261,254	5,103,004
Cost of sales and occupancy	3,770,007	3,622,962	3,535,837

Gross profit	1,640,821	1,638,292	1,567,167

Selling and administrative expenses	1,250,089	1,201,673	1,131,448
Depreciation and amortization	172,210	170,338	172,957
Pre-opening expenses	10,387	12,897	10,938

Operating profit	208,135	253,384	251,824
Interest income (expense) (net of interest expense of $2,410, $4,252 and $8,428, respectively) and amortization of deferred financing fees	7,135	1,537	(1,415)

Earnings before taxes and minority interest	215,270	254,921	250,409
Income taxes	76,917	102,606	102,042

Earnings before minority interest	138,353	152,315	148,367
Minority interest	(2,554)	(1,788)	(1,686)

Net earnings	$135,799	150,527	146,681

Earnings per common share
Basic	$2.13	2.31	2.17
Diluted	$2.03	2.17	2.03
Weighted average common shares outstanding
Basic	63,662	65,212	67,560
Diluted	67,050	69,226	72,150

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	February 2, 2008	February 3, 2007
Assets
Current assets:
Cash and cash equivalents	$361,047	348,767
Receivables, net	112,199	100,467
Merchandise inventories	1,366,858	1,354,580
Prepaid expenses and other current assets	125,577	118,626

Total current assets	1,965,681	1,922,440

Property and equipment:
Land and land improvements	3,247	3,247
Buildings and leasehold improvements	1,055,870	990,058
Fixtures and equipment	1,341,568	1,310,026

	2,400,685	2,303,331
Less accumulated depreciation and amortization	1,576,052	1,497,275

Net property and equipment	824,633	806,056

Goodwill	255,290	259,683
Intangible assets, net	87,987	91,176
Deferred taxes	102,633	104,103
Other noncurrent assets	13,602	13,340

Total assets	$3,249,826	3,196,798

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$854,671	792,977
Accrued liabilities	735,496	696,666

Total current liabilities	1,590,167	1,489,643

Deferred taxes	173,496	160,273
Other long-term liabilities	399,390	371,357
Minority interest	12,053	10,660
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 86,754 and 84,608 shares issued, respectively	87	85
Additional paid-in capital	1,233,343	1,169,167
Accumulated other comprehensive loss	(9,523)	(7,086)
Retained earnings	696,861	600,404
Treasury stock, at cost, 26,461 and 19,520 shares, respectively	(846,048)	(597,705)

Total shareholders’ equity	1,074,720	1,164,865

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$3,249,826	3,196,798

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock at Cost	Total
Balance at January 29, 2005	$79	985,609	(9,857)	386,134	(196,023)	$1,165,942
Comprehensive earnings:
Net earnings	—	—	—	146,681	—
Other comprehensive earnings (loss), net of tax (See Note 10):
Foreign currency translation	—	—	(457)	—	—
Minimum pension liability	—	—	1,229	—	—
Total comprehensive earnings						147,453
Exercise of 4,068 common stock options, including tax benefits of $39,640	4	101,779	—	—	—	101,783
Restricted stock compensation expense, including tax benefits of $64	—	3,630	—	—	—	3,630
Cash dividends paid to stockholders	—	—	—	(20,221)	—	(20,221)
Treasury stock acquired, 7,682 shares	—	—	—	—	(282,746)	(282,746)

Balance at January 28, 2006	83	1,091,018	(9,085)	512,594	(478,769)	1,115,841
Comprehensive earnings:
Net earnings	—	—	—	150,527	—
Other comprehensive earnings (loss), net of tax (See Note 10):
Foreign currency translation	—	—	843	—	—
Minimum pension liability	—	—	1,156	—	—
Total comprehensive earnings						152,526
Exercise of 1,177 common stock options	2	19,733	—	—	—	19,735
Stock options and restricted stock tax benefits	—	12,551	—	—	—	12,551
Stock-based compensation expense	—	17,146	—	—	—	17,146
Cash dividends paid to stockholders	—	—	—	(39,910)	—	(39,910)
APB 25 cumulative adjustment (See Note 2)	—	28,719	—	(22,807)	—	5,912
Treasury stock acquired, 2,830 shares	—	—	—	—	(118,936)	(118,936)

Balance at February 3, 2007	85	1,169,167	(7,086)	600,404	(597,705)	1,164,865
Comprehensive earnings:
Net earnings	—	—	—	135,799	—
Other comprehensive earnings (loss), net of tax (See Note 10):
Foreign currency translation	—	—	73	—	—
Minimum pension liability	—	—	(2,510)	—	—
Total comprehensive earnings						133,362
Exercise of 1,852 common stock options	2	31,216	—	—	—	31,218
Stock options and restricted stock tax benefits	—	15,792	—	—	—	15,792
Stock-based compensation expense	—	17,168	—	—	—	17,168
Cash dividends paid to stockholders	—	—	—	(39,342)	—	(39,342)
Treasury stock acquired, 6,941 shares	—	—	—	—	(248,343)	(248,343)

Balance at February 2, 2008	$87	1,233,343	(9,523)	696,861	(846,048)	$1,074,720

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	2007	2006	2005
(In thousands)
Cash flows from operating activities:
Net earnings	$135,799	150,527	146,681
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	172,756	170,855	173,814
Stock-based compensation expense	17,168	17,146	3,566
Deferred taxes	11,593	1,368	1,925
Property and equipment impairment charge	5,876	3,411	12,656
Minority interest	2,554	1,788	1,686
Decrease in other long-term liabilities for tenant allowances and scheduled rent increases	(2,858)	(2,048)	(8,596)
Loss on disposal of property and equipment	3,048	1,207	3,542
Changes in operating assets and liabilities, net	88,672	(73,001)	164,467

Net cash flows from operating activities	434,608	271,253	499,741

Cash flows from investing activities:
Purchases of property and equipment	(196,509)	(179,373)	(187,167)
Insurance proceeds from property claims	4,666	—	—
Payments on GameStop note receivable	12,173	12,173	12,173
Net increase in other noncurrent assets	(821)	(84)	(1,289)

Net cash flows from investing activities	(180,491)	(167,284)	(176,283)

Cash flows from financing activities:
Purchase of treasury stock through repurchase program	(248,343)	(118,936)	(282,746)
Cash dividends paid to shareholders	(39,342)	(39,910)	(20,221)
Proceeds from exercise of common stock options	31,218	19,735	62,143
Excess tax benefit from stock-based compensation	15,792	12,551	—
Dividend to minority interest	(1,162)	(1,228)	(700)
Repayment of debt	—	—	(245,000)

Net cash flows from financing activities	(241,837)	(127,788)	(486,524)

Net increase (decrease) in cash and cash equivalents	12,280	(23,819)	(163,066)
Cash and cash equivalents at beginning of year	348,767	372,586	535,652

Cash and cash equivalents at end of year	$361,047	348,767	372,586

Changes in operating assets and liabilities, net:
Receivables, net	$2,320	(1,675)	(8,595)
Merchandise inventories	(12,278)	(40,583)	(39,419)
Prepaid expenses and other current assets	(4,406)	(33,325)	(8,216)
Accounts payable and accrued liabilities	103,036	2,582	220,697

Changes in operating assets and liabilities, net	$88,672	(73,001)	164,467

Supplemental cash flow information:
Cash paid (received) during the period for:
Interest paid (received)	$(8,251)	(1,040)	810
Income taxes (net of refunds)	$60,716	85,898	28,611

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(Thousands of dollars, except per share data)

For the 52 weeks ended February 2, 2008 (fiscal 2007), the 53 weeks ended February 3, 2007 (fiscal 2006) and the 52 weeks ended January 28, 2006 (fiscal 2005).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, Inc. (Barnes & Noble), through its subsidiaries (collectively, the Company), is primarily engaged in the sale of books. As of February 2, 2008 the Company operated 798 bookstores, 713 primarily under the Barnes & Noble Booksellers trade name (hereafter collectively referred to as Barnes & Noble stores) and 85 primarily under the B. Dalton Bookseller trade name (hereafter collectively referred to as B. Dalton stores). Barnes & Noble conducts the online part of its business through barnesandnoble.com llc (Barnes & Noble.com), one of the largest sellers of books on the Internet. The Company publishes books under its own imprints which include the imprints of Sterling Publishing Co., Inc. Additionally, the Company owns an approximate 74% interest in Calendar Club, L.L.C., an operator of seasonal kiosks.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method on the first-in, first-out (FIFO) basis for 99% and 96% of the Company’s merchandise inventories as of February 2, 2008 and February 3, 2007, respectively. The remaining merchandise inventories are recorded based on the average cost method.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non- returnable inventory.

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

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment, and amortizable intangibles. At February 2, 2008, the Company had $824,633 of property and equipment, net of accumulated depreciation, and $18,126 of amortizable intangible assets, net of accumulated amortization, accounting for approximately 25.9% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $5,876, $3,411 and $12,656 in fiscal 2007, 2006 and 2005, respectively, and relate to individual store locations.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At February 2, 2008, the Company had $255,290 of goodwill and $69,860 of unamortizable intangible assets (i.e. those with an indefinite life), accounting for approximately 10.0% of the Company’s total assets. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS No. 142. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

impairment test on the goodwill in November 2007 and determined that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. During the third quarter of fiscal 2007, the Company reevaluated the categorization of distribution contracts based on the recently observed rate of contract retention and reclassified certain of these contracts having a recorded value of $8,325 from an unamortizable intangible asset to an amortizable intangible asset. Such distribution contracts were tested for impairment prior to the reclassification and the Company determined that no impairment charge was necessary. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of February 2, 2008 and February 3, 2007 were $1,677 and $2,149, respectively. Amortization expense included in interest and amortization of deferred financing fees were $546, $517 and $857 during fiscal 2007, 2006 and 2005, respectively.

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale. Sales returns (which are not significant) are recognized at the time returns are made.

The Barnes & Noble Member program entitles the Member to receive a 10% discount on all purchases made (20% discount for adult hardcover books) during the twelve-month period. The annual fee of $25.00 is non-refundable after the first 30 days. Revenue is being recognized over the twelve-month period based upon historical spending patterns for Barnes & Noble Members. Refunds of fees due to cancellations within the first 30 days are minimal.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to Statement of Position 93-7, “Reporting on Advertising Costs.” Advertising costs charged to selling and administrative expenses were $27,981, $28,124 and $27,846 during fiscal 2007, 2006 and 2005, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising and other programs, including payments for product placement in stores, catalogs and online. In accordance with Emerging Issues Task Force Issue 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” the Company classifies certain co-op advertising received as a reduction in costs of sales and occupancy. The gross advertising expenses noted above were completely offset by allowances received from vendors and the excess allowances received were recorded as a reduction of cost of goods sold or inventory, as appropriate.

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

expected sublease recoveries. Costs associated with store closings of $9,378, $7,425 and $6,905 during fiscal 2007, 2006 and 2005, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

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

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company’s financial statements in accordance with the provisions of FASB Statement No. 109, “Accounting for Income Taxes” (SFAS 109). FIN 48 also provides guidance on the derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. The Company adopted FIN 48 as of February 4, 2007. The adoption of FIN 48 did not result in any adjustments to the Company’s reserves for uncertain tax positions.

Stock-Based Compensation

Effective January 29, 2006, the Company adopted the provisions of SFAS No. 123R, “Share-Based Payment” (SFAS 123R), using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for share-based awards during fiscal 2006 includes (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all stock-based compensation awards granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, results for fiscal 2005 have not been restated. Prior to the adoption of SFAS 123R, the Company recognized stock-based compensation expense in accordance with APB 25 and related Interpretations, as permitted by SFAS 123.

The calculation of share-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on traded option volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note 3 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

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

Reclassifications

Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2007 presentation.

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting periods ended February 2, 2008, February 3, 2007 and January 28, 2006 contained 52 weeks, 53 weeks and 52 weeks, respectively.

2.	Gain from Insurance Settlements

In August 2005, the Company sustained significant damage to two of its stores, Gulfport, Mississippi and Metairie, Louisiana, and minor damage to four others as a result of Hurricane Katrina. The Company received insurance proceeds of $13,754 over a fiscal three-year period related to the settlement of the Hurricane Katrina open claims, which resulted in a gain of $6,454 being recorded in the fourth quarter of fiscal 2007 when the final proceeds were determined and received. The gain is attributable to settlement of property claims at replacement costs, which were in excess of net book values of property and equipment, as well as business interruption recoveries. The portion of the proceeds attributable to the property claim is included in investing activities within the Consolidated Statement of Cash Flows, while the business interruption recoveries are classified as operating cash flows. The Company invested the insurance settlement in the redevelopment of the stores that were affected.

3.	Stock-Based Compensation

Effective January 29, 2006, the Company adopted the provisions of SFAS 123R using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for share-based awards during the 52 weeks ended February 2, 2008 and the 53 weeks ended February 3, 2007 includes (a) compensation expense for all stock-based compensation awards granted

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, revised to estimate forfeitures, and (b) compensation expense for all stock-based compensation awards granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, results for fiscal 2005 have not been restated. Prior to the adoption of SFAS 123R, the Company recognized stock-based compensation expense in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations, as permitted by SFAS 123.

At February 2, 2008, the Company had stock-based compensation plans as more particularly described below. The total compensation expense related to stock-based awards granted under these plans during fiscal 2007 and 2006, including the impact of the implementation of the modified prospective transition method in accordance with SFAS 123R, was $17,168 and $17,146, respectively. The total compensation expense related to stock-based awards granted under these plans during fiscal 2005 reflecting compensation expense recognized in accordance with APB 25, was $3,566. Effective January 29, 2006 and subsequent thereto, the Company recognizes stock-based compensation costs, net of estimated forfeitures, for only those shares expected to vest on a straight-line basis over the requisite service period of the award. The Company estimated the forfeiture rate for the year ended February 2, 2008 based on its historical experience during the preceding four fiscal years.

As a result of adopting SFAS 123R, the impact to the consolidated statements of operations for fiscal 2007 and 2006 on income before income taxes and minority interest was a reduction of $5,350 and $9,189, respectively, and a reduction in net income of $3,210 and $5,491, respectively, from what would have been presented if the Company had continued to account for stock option awards under APB 25. The impact on basic and diluted earnings per share for fiscal 2007 and 2006 was a reduction of $0.05 and $0.08 per share, respectively.

Prior to the adoption of SFAS 123R, the Company presented all tax benefits related to deductions resulting from the exercise of stock options as operating activities in the consolidated statement of cash flows. Such benefits amounted to $39,640 in fiscal 2005. SFAS 123R requires that cash flows resulting from tax benefits attributable to tax deductions in excess of the compensation expense recognized for those options (excess tax benefits) be classified as financing cash flows. As a result, the Company classified $15,792 and $12,551 of excess tax benefits as financing cash flows for fiscal 2007 and 2006, respectively. The total income tax benefit recognized in the consolidated statement of operations for share-based awards during fiscal 2007 and 2006 (in accordance with the provisions of SFAS 123R) and during fiscal 2005 (in accordance with the provisions of APB 25) was $6,867, $6,901 and $1,453, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The pro forma table below illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation- Transition and Disclosure,” to all stock-based employee compensation for fiscal 2005:

Fiscal Year	2005
Net income – as reported	$146,681
Add: Stock-based compensation expense included in reported net income, net of taxes	2,113
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(8,877)

Pro forma net income for SFAS No. 123	$139,917

Basic earnings per share:
As reported	$2.17
Pro forma for SFAS No. 123	$2.07
Diluted earnings per share:
As reported	$2.03
Pro forma for SFAS No. 123	$1.95

The Company has share-based awards outstanding under its 1996 Incentive Plan (the 1996 Plan) and its 2004 Incentive Plan (the 2004 Plan). Stock options granted and outstanding under each of the plans generally begin vesting in one year in 33-1/3% or 25% increments per year, expire 10 years from issuance and are conditioned upon continued employment during the vesting period.

The 2004 Plan allows the Company to grant options to purchase up to 8,376,562 shares of common stock. Restricted stock awards are counted against this limit as two shares for every one share granted.

A restricted stock award is an award of common shares that is subject to certain restrictions during a specified period. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the shares before the restricted shares vest. Shares of nonvested restricted stock have the same voting rights as common stock, are entitled to receive dividends and other distributions thereon and are considered to be currently issued and outstanding. Restricted stock awards vest over a period of one to five years. The Company expenses the cost of the restricted stock awards, which is determined to be the fair market value of the shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock is determined based on the closing price of the Company’s common stock on the grant date.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

The weighted average assumptions relating to the valuation of the Company’s stock options for fiscal years 2007, 2006 and 2005 were as follows:

Fiscal Year	2007	2006	2005
Weighted average fair value of grants	$11.61	$11.10	$12.69
Volatility	28.00%	30.22%	30.00%
Risk-free interest rate	4.59%	4.91%	4.19%
Expected life	5 years	5 years	6 years
Expected dividend yield	1.47%	1.63%	0.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock options activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, January 29, 2005	13,860	$17.16	6.94 years	$201,592
Granted	400	33.45
Exercised	(4,068)	15.27
Forfeited	(423)	16.94

Balance, January 28, 2006	9,769	18.62	6.61 years	$224,067
Granted	45	36.94
Exercised	(1,177)	16.90
Forfeited	(132)	17.55

Balance, February 3, 2007	8,505	18.97	5.64 years	$182,557
Granted	20	40.70
Exercised	(1,852)	16.84
Forfeited	(91)	22.58

Balance, February 2, 2008	6,582	$20.19	4.98 years	$91,597
Vested and expected to vest in the future at February 2, 2008	6,575	$20.18	4.98 years	$91,507
Exercisable at February 2, 2008	5,983	$19.49	4.81 years	$87,221
Available for grant at February 2, 2008	3,236

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. The amount as of February 3, 2007 has been reduced by $2,643 due to the increase in price of certain options resulting from the stock option review discussed below. Total intrinsic value of options exercised for fiscal 2007, 2006 and 2005 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $43,649, $30,029 and $97,278, respectively.

As of February 2, 2008, there was $2,689 of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. That expense is expected to be recognized over a weighted average period of 0.8 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, January 29, 2005	50	30.80
Granted	444	33.87
Vested	(13)	30.94
Forfeited	(29)	34.19

Balance, January 28, 2006	452	33.60
Granted	479	45.85
Vested	(124)	33.52
Forfeited	(40)	38.94

Balance, February 3, 2007	767	40.97
Granted	539	40.01
Vested	(236)	39.83
Forfeited	(44)	40.87

Balance, February 2, 2008	1,026	40.74

Total fair value of shares of restricted stock that vested during fiscal 2007 and 2006 was $9,108 and $5,666, respectively. As of February 2, 2008, there was $30,974 of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 2.6 years.

For fiscal 2007, 2006 and 2005, stock-based compensation expense of $17,168 (or $0.15 per diluted share), $17,146 (or $0.15 per diluted share) and $3,566 (or $0.03 per diluted share), respectively, is included in selling and administrative expenses.

Stock Option Review

In July 2006, the Company created a Special Committee of the Board of Directors, consisting of Patricia Higgins, to review all of the stock option grants by the Company and the Company’s wholly-owned subsidiary, Barnes & Noble.com, during the period from 1996 through 2006 and engaged independent outside counsel and an independent forensic auditor to assist in this matter. On April 2, 2007, the Special Committee presented its findings and recommendations to the Company’s Board of Directors, as reported in the Company’s Form 8-K filed April 4, 2007. The Special Committee indicated that the Committee and its advisors received the Company’s full cooperation throughout its investigation.

Among other findings, the Special Committee determined that there were numerous instances of stock option grants for which there was an improper measurement of compensation expense under APB 25. Although the Special Committee determined that there were instances of stock options having been dated using favorable dates that were selected with the benefit of hindsight and that serious mistakes were made, the Special Committee did not find any intent to defraud or fraudulent misconduct by any individual or group of individuals. The Special Committee found that the Company’s dating and pricing practice for stock options was applied uniformly by Company personnel to stock options granted and was not used selectively to benefit any one group or individual within the Company. The Company has evaluated these findings and agrees with the Special Committee. The Company has concluded, however,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

that the charges are not material to the financial statements in any of the periods to which such charges relate and therefore will not restate its historic financial statements. The Company recorded an adjustment of $411 ($246 after tax) to increase non-cash compensation expense in the fourth quarter of fiscal 2006 to correctly present compensation expense for fiscal 2006. In accordance with Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” the Company also recorded an adjustment to decrease retained earnings by $22,807, increase deferred taxes by $5,911 and increase additional paid-in capital by $28,719, to correct the consolidated balance sheet for the cumulative impact of the misstated compensation cost in periods prior to fiscal 2006.

In December 2006, the Board members and all current Section 16 officers holding options unvested as of December 31, 2004 voluntarily agreed to reprice such options, upon a finding by the Special Committee that such options were improperly priced, to an exercise price determined to be the appropriate fair market value by the Special Committee. The Special Committee recommended that all incorrectly dated and unexercised stock options issued to current Section 16 officers and directors of the Company, other than hiring grants, be re-priced to reflect the greater of the original grant price or the price appropriate to the measurement date as determined by the Special Committee. The Board members and Section 16 officers did not receive any cash payments to compensate them for their voluntary agreements to reprice such options. The total difference in exercise price as a result of the re-pricing of these unexercised options was approximately $2,643.

Consistent with the Special Committee’s recommendation that all incorrectly dated and unexercised options issued to current Section 16 officers be re-priced, the current Section 16 officers voluntarily agreed to repay to the Company for options granted while they were Section 16 officers an amount equal to the difference in the price at which the stock options were exercised and the price at which the Special Committee believes the stock options should have been priced, net of any allocable portion of income taxes paid in connection with such exercise. The total amount voluntarily repaid to the Company by Section 16 officers was approximately $1,981, prior to any allocable portion of income taxes paid in connection with such exercise, which was recorded as an increase to additional paid in capital upon receipt.

Tax-Related Payments

Incorrectly dated options that vested after December 31, 2004 and were exercised in 2006 were subject to penalty taxes under Section 409A of the Internal Revenue Code. The Company reimbursed Section 16 officers who voluntarily repaid the Company and were subject to these penalty taxes. The Board approved payment to such executives who were subject to Section 409A taxes in connection with exercised options in an amount equal to the cost of the Section 409A penalty tax, any interest or penalties, plus an amount to offset the associated income tax consequences of the reimbursement payments. In reaching this decision, the Board took into consideration, among other factors, the fact that the applicable taxes under Section 409A far exceeded the amount of any possible enrichment to such officers as a result of improper grant dating and the agreement by such officers to repay the amount of any enrichment as a result of the improper dating. The aggregate payments to such officers, including the gross-up amounts, were $1,194.

Additionally, the Company made payments on behalf of option holders who were not Section 16 officers, for any Section 409A tax liability due to the exercise of incorrectly dated options in 2006. These payments, including gross-up payments, were $1,216.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company implemented a program for employees who were not Section 16 officers to amend incorrectly dated options that vested after December 31, 2004 so as to increase the exercise price to the trading price on the correct measurement date determined by the Special Committee. In addition, the Company paid such employees whose options were repriced cash bonuses in the amount of the difference. The aggregate amount paid by the Company as cash bonuses under this program was $1,389, which was paid in January 2008 to comply with applicable tax laws.

4.	Receivables, Net

Receivables represent customer, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	February 2, 2008	February 3, 2007
Credit/debit card receivables (a)	$35,878	31,230
Trade accounts	18,511	18,988
Current portion of note receivable from GameStop	—	12,173
Advertising	11,616	9,367
Receivables from landlords for leasehold improvements	33,281	10,725
Other receivables	12,913	17,984

Total receivables, net	$112,199	100,467

(a)	Credit/debit card receivables consist of receivables from credit/debit card companies. The Company assumes no customer credit risk for these receivables.

5.	Debt

On August 2, 2006, the Company entered into Amendment No. 1 (Amended New Facility) to the Company’s Credit Agreement, dated as of June 17, 2005 (the New Facility). The Amended New Facility amended the New Facility to extend the maturity date to July 31, 2011 from June 16, 2010. The Amended New Facility also amended the New Facility: (1) to reduce the applicable margin that is applied to (x) Eurodollar - based loans above the publicly stated Eurodollar rate and (y) standby letters of credit to a spread ranging from 0.500% to 1.000% from the range of 0.750% to 1.375%; (2) to reduce the fee paid on commercial letters of credit to a range of 0.2500% to 0.5000% from the range of 0.3750% to 0.6875%; and (3) to reduce the commitment fee to a range of 0.100% to 0.200% from a range of 0.150% to 0.300%. In each case, the applicable rate is based on the Company’s consolidated fixed charge coverage ratio. Proceeds from the Amended New Facility will be used for general corporate purposes, including seasonal working capital needs.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Selected information related to the Company’s Amended New, New and Prior Facilities:

Fiscal Year	2007	2006	2005
Revolving credit facility at year end	$—	—	—
Average balance outstanding during the year	$1,392	23,337	121,915
Maximum borrowings outstanding during the year	$37,600	91,800	245,000
Weighted average interest rate during the year (a)	173.16%	15.40%	6.91%
Interest rate at end of year	—	—	—

(a)	The fiscal 2007 and 2006 interest rates are higher than prior periods due to the lower average borrowings and the fixed nature of the amortization of the deferred financing fees and commitment fees. Excluding the deferred financing fees and the commitment fees in fiscal 2007 and 2006, the weighted average interest rate was 7.51% and 7.70%, respectively.

Fees expensed with respect to the unused portion of the Amended New, New and Prior Facilities were $1,034, $1,275 and $1,320, during fiscal 2007, 2006 and 2005, respectively.

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

Following is a reconciliation of net earnings and weighted average common shares outstanding for purposes of calculating basic and diluted earnings per share:

Fiscal Year	2007	2006	2005
Numerator:
Net earnings	$135,799	150,527	146,681

Denominator:
Basic weighted average common shares outstanding	63,662	65,212	67,560
Dilutive effect of stock awards	3,388	4,014	4,590

Diluted outstanding shares	67,050	69,226	72,150

Earnings per common share
Basic	$2.13	2.31	2.17
Diluted	$2.03	2.17	2.03

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

8.	Employees’ Retirement and Defined Contribution Plans

As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively, and the Pension Plan will continue to hold assets and pay benefits. The actuarial assumptions used to calculate pension costs are reviewed annually. Pension expense was $576, $645 and $1,074 for fiscal 2007, 2006 and 2005, respectively.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $10,699, $10,243 and $9,174 during fiscal 2007, 2006 and 2005, respectively. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993. Total Company contributions charged to employee benefit expenses for the Postretirement Plan were $199, $183 and $179 during fiscal 2007, 2006 and 2005, respectively.

9.	Income Taxes

The Company files a consolidated federal return with all subsidiaries owned 80% or more. Federal and state income tax provisions (benefits) for fiscal 2007, 2006 and 2005 are as follows:

Fiscal Year	2007	2006	2005
Current:
Federal	$52,283	85,179	90,738
State	13,041	16,059	9,379

Total current	65,324	101,238	100,117

Deferred:
Federal	10,687	703	(6,638)
State	906	665	8,563

Total deferred	11,593	1,368	1,925

Total	$76,917	102,606	102,042

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

A reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

Fiscal Year	2007	2006	2005
Federal statutory income tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	4.21	4.27	4.54
Expiration of statute of limitations	(4.78)	—	—
Other, net	1.30	0.98	1.21

Effective income tax rate	35.73%	40.25%	40.75%

The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of February 2, 2008 and February 3, 2007 are as follows:

	February 2, 2008	February 3, 2007
Deferred tax liabilities:
Investment in Barnes & Noble.com	$(94,784)	(94,301)
Depreciation	(47,201)	(38,592)
Goodwill and intangible asset amortization	(25,454)	(22,135)
Prepaid expenses	(5,945)	(8,238)
Other	(6,057)	(5,246)

Total deferred tax liabilities	(179,441)	(168,512)

Deferred tax assets:
Loss carryover	43,948	45,165
Lease transactions	35,745	39,006
Estimated accruals	30,145	32,690
Stock-based compensation	13,343	11,959
Insurance liability	9,541	8,225
Inventory	7,978	4,204
Pension	7,471	6,573
Investments in equity securities	2,126	1,401

Total deferred tax assets	150,297	149,223

Net deferred tax liabilities	$(29,144)	(19,289)

Balance Sheet caption reported in:
Prepaid expenses and other current assets	$47,664	45,120
Deferred taxes (assets)	102,633	104,103
Accrued liabilities	(5,945)	(8,239)
Deferred taxes (liabilities)	(173,496)	(160,273)

Net deferred tax liabilities	$(29,144)	(19,289)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

At February 2, 2008, the Company had federal and state net operating loss carryforwards (NOLs) of approximately $100,000 that expire beginning in 2018 through 2022, the utilization of which is limited to approximately $6,700 on an annual basis. These NOLs account for $39,182 of the $43,948 of loss carryover deferred tax assets at February 2, 2008, with the remainder relating primarily to other state NOLs.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company’s financial statements in accordance with the provisions of FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 also provides guidance on the derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted FIN 48 as of February 4, 2007. The adoption of FIN 48 did not result in any adjustments to the Company’s reserves for uncertain tax positions.

As of February 2, 2008, the Company had $18,946 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at February 3, 2007	$23,155
Additions for tax positions of the current period	853
Additions for tax positions of prior periods	7,022
Expiration of statute of limitations	(10,294)
Settlements paid during the current period	(1,303)
Other reductions for tax positions of prior periods	(487)

Balance at February 2, 2008	$18,946

The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. As of February 2, 2008, the Company had accrued $3,072 for interest and penalties, which is included in the $18,946 of unrecognized tax benefits noted above. The Company recognized $1,396 in income tax expense for interest and penalties in its fiscal 2007 statement of operations.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily fiscal 2004 through fiscal 2007. Some earlier years remain open for a small minority of states. Prior to fiscal 2006, the Company had a fiscal tax year ending in October.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

10.	Other Comprehensive Earnings (Loss), Net of Tax

Comprehensive earnings are net earnings, plus certain other items that are recorded directly to shareholders’ equity, as follows:

Fiscal Year	2007	2006	2005
Net earnings	$135,799	150,527	146,681
Other comprehensive earnings (loss), net of tax:
Foreign currency translation adjustments	73	843	(457)
Decrease (increase) in minimum pension liability (net of deferred tax expense (benefit) of ($1,674), $788 and $845, respectively)	(2,510)	1,156	1,229

Total comprehensive earnings	$133,362	$152,526	147,453

The components of Accumulated Other Comprehensive Loss are as follows:

	Foreign Currency Translation	Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balance at January 29, 2005	$277	(10,134)	$(9,857)
Change during period	(457)	1,229	772

Balance at January 28, 2006	(180)	(8,905)	(9,085)
Change during period	843	1,156	1,999

Balance at February 3, 2007	663	(7,749)	(7,086)
Change during period	73	(2,510)	(2,437)

Balance at February 2, 2008	$736	(10,259)	$(9,523)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

11.	Changes in Intangible Assets and Goodwill

	As of February 2, 2008
	Gross Carrying Amount	Accumulated Amortization	Total
Amortizable intangible assets
Author contracts	$18,461	(9,197)	$9,264
Distribution contracts (a)	8,325	(723)	7,602
Customer lists and relationships	7,700	(7,688)	12
D&O Insurance	3,202	(1,954)	1,248

	$37,688	(19,562)	$18,126

Unamortizable intangible assets
Trade name			$48,400
Copyrights			124
Publishing contracts			21,336

			$69,860

(a)	During the third quarter of fiscal 2007, the Company reevaluated the categorization of distribution contracts based on the recently observed rate of contract retention and reclassified certain of these contracts having a recorded value of $8,325 from an unamortizable intangible asset to an amortizable intangible asset. Such distribution contracts were tested for impairment prior to the reclassification and the Company determined that no impairment charge was necessary.

Author contracts, distribution contracts and customer lists and relationships are being amortized over periods of 10 years, 10 years and four years (on an accelerated basis), respectively.

Aggregate Amortization Expense:
For the 52 weeks ended February 2, 2008	$3,202

Estimated Amortization Expense:
(12 months ending on or about January 31)
2009	$4,565
2010	$3,009
2011	$2,650
2012	$2,473
2013	$2,473

The changes in the carrying amount of goodwill for the 52 weeks ended February 2, 2008 are as follows:

Balance as of February 3, 2007	$259,683
Foreign currency translation	35
Benefit of excess tax amortization (a)	(4,428)

Balance as of February 2, 2008	$255,290

(a)	The tax basis of goodwill arising from an acquisition in fiscal 2004 exceeded the related basis for financial reporting purposes by approximately $96,576. In accordance with SFAS 109, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

12.	Shareholders’ Equity

During the 52 weeks ended January 29, 2000 (fiscal 1999), the Board of Directors authorized a common stock repurchase program for the purchase of up to $250,000 of the Company’s common stock. The Company completed this $250,000 repurchase program during the first quarter of fiscal 2005. On March 24, 2005, the Company’s Board of Directors authorized an additional stock repurchase program of up to $200,000 of the Company’s common stock. The Company completed this $200,000 repurchase program during the third quarter of fiscal 2005. On September 15, 2005, the Company’s Board of Directors authorized an additional repurchase program of up to $200,000 of the Company’s common stock. The Company completed this $200,000 repurchase program during the third quarter of fiscal 2007. On May 15, 2007, the Company’s Board of Directors authorized a new stock repurchase program for the purchase of up to $400,000 of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $203,952 as of February 2, 2008. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of February 2, 2008, the Company has repurchased 26,461,366 shares at a cost of approximately $846,048 under its stock repurchase programs. The repurchased shares are held in treasury.

Each share of the Company’s common stock also entitles the holder to the right (the Right) to purchase one four-hundredth of a share of the Company’s Series H Preferred Stock for $225. The Right is only exercisable upon certain acquisitions of, or tender or exchange offers for, the Company’s common stock, in accordance with the Shareholder Rights Agreement adopted by the Company on July 10, 1998.

13.	Commitments and Contingencies

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

Rental expense under operating leases is as follows:

Fiscal Year	2007	2006	2005
Minimum rentals	$329,613	325,326	319,070
Percentage rentals	6,931	7,171	7,276

	$336,544	332,497	326,346

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of February 2, 2008 are:

Fiscal Year
2008	$360,775
2009	336,339
2010	305,325
2011	253,083
2012	203,851
After 2012	633,195

$2,092,568

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

14.	Segment Reporting

The Company has determined that it has one operating segment: bookselling. This evaluation was made in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” and took into account the Company’s determination that it operates in one business segment was based on application of the criteria in paragraph 10 of SFAS 131. The Company’s evaluation includes the identification of operating segments by considering the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. The bookselling segment has as its principal business the sale of trade books, mass market paperbacks, children’s books, bargain books, magazines, music, movies, calendars, games and gift items directly to customers. Most of these products are sourced by third parties while some are sourced through the Company’s own publishing activities. These product sales collectively account for substantially all of the Company’s sales. Operating segments for the Company have not been aggregated.

15.	Legal Proceedings

The Company is involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property (IP), taxation, employment, benefits, securities, personal injuries and other matters. The results of these proceedings in the ordinary course of business are not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

The following is a discussion of the material legal matters involving the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

In re Barnes & Noble, Inc. Derivative Litigation

In July and August 2006, four putative stockholder derivative actions were filed in New York County Supreme Court against certain members of the Company’s Board of Directors and certain current and former executive officers of the Company, alleging breach of fiduciary duty and unjust enrichment in connection with the grant of certain stock options to certain executive officers and directors of the Company. These actions were subsequently consolidated under the caption In re Barnes & Noble, Inc. Derivative Litigation (the State Derivative Action). The Company is named as a nominal defendant only. The consolidated complaint sought on behalf of the Company unspecified money damages, disgorgement of any proceeds from the exercise of the options that are the subject of the action (and any subsequent sale of the underlying stock), rescission of any unexercised stock options, other equitable relief, and costs and disbursements, including attorneys’ fees. The Company filed a motion to dismiss the consolidated complaint. On May 4, 2007, the court heard argument on the Company’s motion. The motion was voluntarily withdrawn, subject to the right of re-filing, to permit the parties to pursue efforts to resolve the dispute amicably without the need for any decision on the motion.

In September 2006, three putative stockholder derivative actions were filed in the United States District Court for the Southern District of New York naming the directors of the Company and certain current and former executive officers as defendants and alleging that the defendants backdated certain stock option grants to executive officers and caused the Company to file false or misleading financial disclosures and proxy statements. These actions were subsequently consolidated under the caption In re Barnes & Noble, Inc. Shareholders Derivative Litigation (the Federal Derivative Action). The consolidated complaint purports to set forth claims under Section 14(a) of the Securities Exchange Act of 1934 (the Exchange Act) and under Delaware law for breach of fiduciary duty, insider trading, unjust enrichment, rescission, accounting, gross mismanagement, abuse of control, and waste of corporate assets. The Company is named as a nominal defendant only. The consolidated complaint seeks on behalf of the Company unspecified money damages, disgorgement of any proceeds from the exercise of the options that are the subject of the action (and any subsequent sale of the underlying stock), rescission of any unexercised stock options, other equitable relief, and costs and disbursements, including attorneys’ fees. The Company filed a motion to dismiss the consolidated complaint, but no decision has been issued in light of the parties’ efforts to resolve the matter through out-of-court settlement.

On September 6, 2007, the parties in the State Derivative Action and in the Federal Derivative Action signed a Stipulation of Compromise and Settlement (the Settlement Agreement) with respect to these matters. In entering into the Settlement Agreement, neither Barnes & Noble nor any of the named defendants has admitted to any liability or wrongdoing. Under the terms of the Settlement Agreement, which is subject to court approval, the Company will institute certain corporate governance and internal control measures and will pay plaintiffs’ attorneys’ fees and expenses in the total amount of $2,750.

On November 14, 2007, upon notice duly given to the Company’s shareholders, a hearing was held in the State Derivative Action regarding the terms of the Settlement Agreement. No objections were filed, and no shareholder appeared to contest any aspect of the Settlement Agreement. At the hearing, the court issued an order approving the settlement subject only to a determination by a Special Referee as to the reasonableness of plaintiffs’ attorneys’ fees and expenses. Following a conference before the Special Referee on January 2, 2008, the Special Referee determined that the requested attorneys’ fees and expenses were reasonable. The Court in the State Derivative Action has not yet issued a final order approving the settlement. Once that order issues, the parties will move voluntarily to dismiss the Federal Derivative Action.

In re Initial Public Offering Securities Litigation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The class action lawsuit In re Initial Public Offering Securities Litigation filed in the United States District Court for the Southern District of New York in April 2002 (the Action) named over one thousand individuals and 300 corporations, including Fatbrain.com, LLC (Fatbrain) (a subsidiary of Barnes & Noble.com) and its former officers and directors. The amended complaints in the Action all allege that the initial public offering registration statements filed by the defendant issuers with the Securities and Exchange Commission, including the one filed by Fatbrain, were false and misleading because they failed to disclose that the defendant underwriters were receiving excess compensation in the form of profit sharing with certain of its customers and that some of those customers agreed to buy additional shares of the defendant issuers’ common stock in the after market at increasing prices. The amended complaints also allege that the foregoing constitute violations of: (i) Section 11 of the Securities Act of 1933, as amended (the Securities Act) by the defendant issuers, the directors and officers signing the related registration statements, and the related underwriters; (ii) Rule 10b-5 promulgated under the Exchange Act by the same parties; and (iii) the control person provisions of the Securities and Exchange Acts by certain directors and officers of the defendant issuers. A motion to dismiss by the defendant issuers, including Fatbrain, was denied.

After extensive negotiations among representatives of plaintiffs and defendants, the parties entered into a memorandum of understanding (MOU), outlining a proposed settlement resolving the claims in the Action between plaintiffs and the defendants issuers. Subsequently a settlement agreement was executed between the defendants and plaintiffs in the Action, the terms of which are consistent with the MOU. The settlement agreement was submitted to the court for approval and on February 15, 2005, the judge granted preliminary approval of the settlement.

On December 5, 2006, the federal appeals court for the Second Circuit issued a decision reversing the District Court’s class certification decision in six focus cases. In light of that decision, the District Court has stayed all proceedings, including consideration of the settlement. Plaintiffs then filed, in January 2007, a Petition for Rehearing En Banc before the Second Circuit, which was denied in April 2007. On May 30, 2007, Plaintiffs moved, before the District Court, to certify a new class. On June 25, 2007, the District Court entered an order terminating the settlement agreement.

While a new settlement may be reached, in the event that one is not, the Company intends to vigorously defend this lawsuit.

Barnesandnoble.com LLC v. Yee, et al.

On December 21, 2007, Barnes & Noble.com filed a complaint in the United States District Court for the Eastern District of California for declaratory and injunctive relief against the members of the California Board of Equalization (the “BOE”) and others. The complaint seeks a declaration that the actions of the State of California in seeking to impose California sales and use tax on the sales of Barnes & Noble.com for the period of May 1, 2000 through March 31, 2004 in the amount of approximately $17,000, plus interest and penalties, violate the Commerce Clause and the First Amendment of the United States Constitution, as well as the California Administrative Procedures Act. This assessment is also the subject of an administrative protest filed by Barnes & Noble.com. Barnes & Noble.com is also challenging another earlier assessment by the BOE in the amount of approximately $700, plus interest and penalties, for the period of November 15, 1999 through January 31, 2000. This earlier assessment was struck down by a decision of the California Superior Court on September 7, 2007 in favor of Barnes & Noble.com, and the BOE filed an appeal which is still pending.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

16.	Certain Relationships and Related Transactions

The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and related third parties are at least as favorable to the Company as could have been obtained from unrelated parties. The Audit Committee of the Board of Directors is designated to approve in advance any new proposed transaction or agreement with related parties and utilizes procedures in evaluating the terms and provisions of such proposed transaction or agreements as are appropriate in accordance with the fiduciary duties of directors under Delaware law.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity in which Leonard Riggio has a majority interest and expires in 2013; the second location is leased from an entity in which Leonard Riggio has a minority interest and expires in 2016. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,603, $4,559 and $4,532 in fiscal years 2007, 2006 and 2005, respectively. Rent per square foot is currently estimated to be at or below market.

The Company leases an office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. The space was rented at an annual rent of $738, $727 and $760 in fiscal years 2007, 2006, 2005, respectively. Net of subtenant income, the Company paid $258, $260 and $312 in fiscal years 2007, 2006 and 2005, respectively.

The Company leases retail space in a building in which Barnes & Noble College Booksellers, Inc. (B&N College), a company owned by Leonard Riggio, subleases space from the Company, pursuant to a sublease expiring in 2020. Pursuant to such sublease, the Company charged B&N College $840, $884 and $872 for such subleased space and other operating costs incurred on its behalf during fiscal years 2007, 2006 and 2005, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

The Company purchases new and used textbooks at market prices directly from MBS Textbook Exchange, Inc. (MBS), a corporation majority-owned by Leonard Riggio. Total purchases were $7,539, $6,945 and $19,129 for fiscal years 2007, 2006 and 2005, respectively. MBS distributes certain proprietary product on behalf of the Company for which the Company is paid a commission. Total commissions received were $419, $362 and $321 for fiscal years 2007, 2006 and 2005, respectively.

In fiscal 2006, MBS began selling used books as part of the Barnes & Noble.com dealer network. MBS pays Barnes & Noble.com the same commission as other dealers in the Barnes & Noble dealer network. Barnes & Noble.com earned a commission of $1,598 and $1,626 on the MBS used book sales in fiscal 2007 and 2006, respectively. In addition, Barnes & Noble.com maintains a link on its website which is hosted by MBS and through which Barnes & Noble.com customers are able to sell used books directly to MBS. Barnes & Noble.com is paid a commission based on the price paid by MBS to the customer. Total commissions paid to Barnes & Noble.com were $81, $34, and $46 for fiscal years 2007, 2006 and 2005, respectively.

The Company licenses the “Barnes & Noble” name under a royalty-free license agreement dated February 11, 1988, as amended, from B&N College. Barnes & Noble.com licenses the “Barnes & Noble” name under a royalty-free license agreement, dated October 31, 1998, as amended, between

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Barnes & Noble.com and B&N College (the License Agreement). Pursuant to the License Agreement, Barnes & Noble.com has been granted an exclusive license to use the “Barnes & Noble” name and trademark in perpetuity for the purpose of selling books over the Internet (excluding sales of college textbooks). Under a separate agreement dated as of January 31, 2001, between Barnes & Noble.com, B&N College and Textbooks.com, Inc. (Textbooks.com), a corporation owned by Leonard Riggio, Barnes & Noble.com was granted the right to sell college textbooks over the Internet using the “Barnes & Noble” name. Pursuant to this agreement, Barnes & Noble.com pays Textbooks.com a royalty on revenues (net of product returns, applicable sales tax and excluding shipping and handling) realized by Barnes & Noble.com from the sale of books designated as textbooks. The current term of the agreement is through January 31, 2010 and renews annually for additional one-year periods unless terminated 12 months prior to the end of any given term. Royalty expense was $4,864, $3,916 and $4,870 for fiscal years 2007, 2006 and 2005, respectively, under the terms of this agreement.

The Company reimbursed B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges are included in the accompanying consolidated statements of operations and were $200, $248 and $198 for fiscal 2007, 2006 and 2005, respectively. B&N College purchased inventory, at cost plus an incremental fee, of $50,597, $48,574 and $49,997 from the Company during fiscal 2007, 2006 and 2005, respectively. B&N College reimbursed the Company $4,889, $2,698 and $2,527 for fiscal years 2007, 2006 and 2005, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which include fuel, insurance and other costs were $1,921, $1,722 and $2,590 during fiscal 2007, 2006 and 2005, respectively, and are included in the accompanying consolidated statements of operations.

GameStop Corp. (GameStop), a company in which Leonard Riggio is a member of the Board of Directors and a minority shareholder, operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7% of the gross sales of such departments, which totaled $1,221, $996 and $857 during fiscal 2007, 2006 and 2005, respectively.

In fiscal 2005, GameStop began selling new and used video games and consoles on the Barnes & Noble.com website. Barnes & Noble.com receives a commission on sales made by GameStop. For fiscal years 2007, 2006 and 2005, the commission earned by Barnes & Noble.com was $447, $343 and $264, respectively.

Until June 2005, GameStop participated in the Company’s worker’s compensation, property and general liability insurance programs. The costs incurred by the Company under these programs were allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. GameStop reimbursed the Company for these services $289, $838 and $1,726 during fiscal 2007, 2006 and 2005, respectively. Although GameStop secured its own insurance coverage, costs are continuing to be incurred by the Company on insurance claims which were made under its programs prior to June 2005 and any such costs applicable to insurance claims against GameStop will be charged to GameStop at the time incurred.

On October 1, 2004, the Company’s independent directors approved an overall plan for the complete disposition of all of its Class B common stock in GameStop This disposition was completed in two steps. The first step in the disposition was completed on October 1, 2004 and included the sale of 6,107,338 shares of GameStop Class B common stock held by the Company to GameStop (the Stock Sale) for an aggregate consideration of $111,520. This consideration included a $74,020 note payable to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

the Company, $12,173 of which was received in each of the last three fiscal years. The second step in the disposition was the spin-off by the Company of its remaining 29,901,662 shares of GameStop’s Class B common stock (the Spin-Off). The Spin-Off was completed on November 12, 2004 with the distribution of 0.424876232 of a share of GameStop Class B common stock as a tax-free distribution on each outstanding share of the Company’s common stock to the Company’s stockholders of record as of the close of business on November 2, 2004.

The Company is provided with national freight distribution, including trucking services by the Argix Direct Inc. (Argix) (formerly the LTA Group, Inc.), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest, pursuant to a transportation agreement expiring in 2012. The Company paid Argix $18,953, $20,524 and $20,120 for such services during fiscal years 2007, 2006 and 2005, respectively. The Company believes the cost of freight delivered to the stores is comparable to the prices charged by publishers and other third-party freight distributors. Argix subleases warehouse space from the Company in Jamesburg, New Jersey, pursuant to a sublease expiring in 2011. The Company charged Argix $2,642, $2,005 and $1,993 for such subleased space and other operating costs incurred on its behalf during fiscal 2007, 2006 and 2005, respectively. Rent per square foot is currently estimated to be at or above market.

The Company uses Source Interlink Companies, Inc. (Source Interlink) as its primary supplier of music and DVD/video, as well as magazines and newspapers. Leonard Riggio is an investor in an investment company that owns a minority interest in Source Interlink. The Company paid Source Interlink $438,159, $442,685 and $383,382 for merchandise purchased at market prices during fiscal 2007, 2006 and 2005, respectively. In addition, during fiscal 2005, Source Interlink spun-off its Digital on Demand subsidiary, which provides database equipment and services to the Company. Leonard Riggio has a minority interest in Digital on Demand. The Company paid Digital on Demand $4,396, $4,705 and $4,974 for database equipment and services during fiscal 2007, 2006, and 2005, respectively. The Company believes the cost charged by Digital on Demand is comparable to other suppliers. Outstanding amounts payable to Source Interlink for merchandise purchased were $58,822 and $68,048 as of February 2, 2008 and February 3, 2007, respectively.

17.	Dividends

On March 20, 2008, the Company announced that its Board of Directors has authorized an increase to its quarterly cash dividend from $0.15 to $0.25 per share, commencing with the dividend to be paid in June 2008.

During fiscal 2007, the Company paid quarterly cash dividends of $0.15 per share on March 30, 2007 to stockholders of record at the close of business on March 9, 2007, on June 29, 2007 to stockholders of record at the close of business on June 8, 2007, on September 28, 2007 to stockholders of record at the close of business on September 7, 2007, and on December 28, 2007 to stockholders of record at the close of business on December 7, 2007. The Company also paid a dividend of $0.15 per share on March 31, 2008 to stockholders of record at the close of business on March 10, 2008.

During fiscal 2006, the Company paid quarterly cash dividends of $0.15 per share on March 31, 2006 to stockholders of record at the close of business on March 10, 2006, on June 30, 2006 to stockholders of record at the close of business on June 9, 2006, on September 29, 2006 for stockholders of record at the close of business on September 8, 2006 and on December 29, 2006 to stockholders of record at the close of business on December 8, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

18.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for each of the last two fiscal years is as follows:

Fiscal 2007 Quarter Ended On or About	April 2007	July 2007	October 2007	January 2008	Total Fiscal Year 2007
Sales	$1,145,395	1,244,218	1,175,521	1,845,694	5,410,828
Gross profit	$334,031	361,737	354,954	590,099	1,640,821
Net earnings (loss)	$(1,671)	18,052	4,377	115,041	135,799
Earnings (loss) per common share:
Basic	$(0.03)	0.28	0.07	1.88	2.13
Diluted	$(0.03)	0.26	0.07	1.79	2.03

Fiscal 2006 Quarter Ended On or About	April 2006	July 2006	October 2006	January 2007	Total Fiscal Year 2006
Sales	$1,114,735	1,156,160	1,111,958	1,878,401	5,261,254
Gross profit	$338,750	349,523	331,025	618,994	1,638,292
Net earnings	$9,991	16,576	(2,772)	126,732	150,527
Earnings per common share:
Basic	$0.15	0.25	(0.04)	1.95	2.31
Diluted	$0.14	0.24	(0.04)	1.83	2.17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Barnes & Noble, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of February 2, 2008 and February 3, 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three fiscal years in the period ended February 2, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and subsidiaries as of February 2, 2008 and February 3, 2007 and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Barnes & Noble, Inc. and subsidiaries’ internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 1, 2008 expressed an unqualified opinion thereon.

/s/BDO Seidman, LLP

BDO Seidman, LLP

New York, New York

April 1, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Barnes & Noble, Inc.

New York, New York

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of February 2, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Barnes & Noble, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of February 2, 2008 and February 3, 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three fiscal years in the period ended February 2, 2008, and our report dated April 1, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP
New York, New York
April 1, 2008

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

The Company maintains a comprehensive accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company’s statement of policy regarding ethical and lawful conduct. The Audit Committee of the Board of Directors composed of directors who are not members of management, meets regularly with management, the independent auditors and the internal auditors to ensure that their respective responsibilities are properly discharged. BDO Seidman, LLP and the Internal Audit Department of the Company have full and free independent access to the Audit Committee. The role of BDO Seidman, LLP, an independent registered public accounting firm, is to provide an objective examination of the Consolidated Financial Statements and the underlying transactions in accordance with the standards of the Public Company Accounting Oversight Board. The report of BDO Seidman, LLP accompanies the Consolidated Financial Statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Barnes & Noble, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation under the framework in Internal Control–Integrated Framework, management concluded that the Company’s internal control over financial reporting was effective as of February 2, 2008. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of February 2, 2008 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report which accompanies the Consolidated Financial Statements. The effectiveness of the Company’s internal control over financial reporting as of February 2, 2008 has been independently audited by BDO Seidman, LLP, an independent registered public accounting firm, and their attestation is included herein.

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2007 filed with the Securities and Exchange Commission, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.