Form 10-K, Exhibit 13
period 2009-01-31
BARNES & NOBLE INC
filed 2009-04-01
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended January 31, 2009 (fiscal 2008), 52 weeks ended February 2, 2008 (fiscal 2007), and 53 weeks ended February 3, 2007 (fiscal 2006) and the Balance Sheet Data as of January 31, 2009 and February 2, 2008 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended January 28, 2006 (fiscal 2005) and 52 weeks ended January 29, 2005 (fiscal 2004) and the Balance Sheet Data as of February 3, 2007, January 28, 2006 and January 29, 2005 are derived from audited consolidated financial statements not included in this report.

The Company has restated its previously reported consolidated financial statements for fiscal 2007, 2006, 2005 and 2004 to reflect the results of Calendar Club as a discontinued operation as discussed in Note 2 to the Notes to Consolidated Financial Statements.

Fiscal Year (In thousands, except per share data)	2008	2007	2006	2005	2004
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble stores	$4,525,020	4,648,409	4,533,912	4,356,611	4,121,398
B. Dalton stores	67,525	84,497	102,004	141,584	176,490
Barnes & Noble.com	466,082	476,870	433,425	439,657	419,821
Other(a)	63,177	76,898	70,277	56,080	52,445

Total sales	5,121,804	5,286,674	5,139,618	4,993,932	4,770,154
Cost of sales and occupancy	3,540,596	3,679,845	3,534,097	3,455,536	3,313,071

Gross profit	1,581,208	1,606,829	1,605,521	1,538,396	1,457,083

Selling and administrative expenses	1,251,524	1,225,791	1,178,038	1,112,005	1,029,895
Depreciation and amortization	173,557	168,600	166,581	169,354	178,139
Pre-opening expenses	12,796	10,387	12,897	10,938	8,862

Operating profit	143,331	202,051	248,005	246,099	240,187
Interest income (expense), net and amortization of deferred financing fees(b)	(2,344)	7,483	1,680	(1,296)	(10,978)
Debt redemption charge(c)	—	—	—	—	(14,582)

Earnings from continuing operations before taxes and minority interest	140,987	209,534	249,685	244,803	214,627
Income taxes	55,591	74,623	100,499	99,758	92,290

Earnings from continuing operations before minority interest	85,396	134,911	149,186	145,045	122,337
Minority interest (d)	30	—	—	—	—

Earnings from continuing operations	85,426	134,911	149,186	145,045	122,337
Earnings (loss) from discontinued operations (net of income tax)(e)	(9,506)	888	1,341	1,636	21,039

Net earnings	$75,920	135,799	150,527	146,681	143,376

Basic earnings per common share
Earnings from continuing operations	$1.55	2.12	2.29	2.15	1.77
Earnings (loss) from discontinued operations	(0.17)	0.01	0.02	0.02	0.30

Net earnings	$1.38	2.13	2.31	2.17	2.08

Diluted earnings per common share
Earnings from continuing operations	$1.49	2.01	2.16	2.01	1.67
Earnings (loss) from discontinued operations	(0.17)	0.01	0.02	0.02	0.26

Net earnings	$1.32	2.03	2.17	2.03	1.93

Dividends paid per share	$0.90	0.60	0.60	0.30	—

Weighted average common shares outstanding
Basic	55,207	63,662	65,212	67,560	69,018
Diluted	57,327	67,050	69,226	72,150	75,696
OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	726	713	695	681	666
B. Dalton stores	52	85	98	118	154

Total	778	798	793	799	820

Comparable store sales increase (decrease)
Barnes & Noble stores(f)	(5.4)%	1.8%	(0.3)%	2.9%	3.1%
Barnes & Noble.com(g)	(1.3)%	13.4%	(1.1)%	5.0%	(1.3)%
Capital expenditures(h)	$192,153	193,958	176,040	182,698	179,299
BALANCE SHEET DATA:
Total assets	$2,993,888	3,249,826	3,196,798	3,156,250	3,318,389
Long-term debt	$—	—	—	—	245,000

(a)	Includes primarily third-party sales of Sterling Publishing Co., Inc., a wholly-owned subsidiary of the Company.

(b)	Amounts for fiscal 2008, 2007, 2006, 2005 and 2004 are net of interest income of $1,518, $9,169, $5,292, $6,615 and $3,133, respectively.

(c)	One-time charge associated with the redemption of the Company’s convertible subordinated notes in fiscal 2004.

(d)	Minority interest represents the 50% outside interest in Begin Smart LLC.

(e)	Includes results from Calendar Club for all periods presented and GameStop Corp’s operations in fiscal 2004 prior to the spin-off of GameStop.

(f)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales from stores that have been open for at least 15 months and does not include closed or relocated stores.

(g)	Comparable online sales increase (decrease) is calculated by adjusting the prior year results to conform with the fiscal 2008 presentation.

(h)	Excludes Calendar Club capital expenditures of $1,988, $2,551, $3,333, $4,469 and $5,586 for fiscal 2008, 2007, 2006, 2005 and 2004, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. As used in this section, “fiscal 2009” represents the 52 weeks ending January 30, 2010, “fiscal 2008” represents the 52 weeks ended January 31, 2009, “fiscal 2007” represents the 52 weeks ended February 2, 2008 and “fiscal 2006” represents the 53 weeks ended February 3, 2007.

General

The Company is the nation’s largest bookseller1, and as of January 31, 2009 operated 778 bookstores and a website. Of the 778 bookstores, 726 operate primarily under the Barnes & Noble Booksellers trade name (35 of which were opened in fiscal 2008) and 52 operate primarily under the B. Dalton Bookseller trade name. Barnes & Noble conducts the online part of its business through barnesandnoble.com llc (Barnes & Noble.com), one of the largest sellers of books on the Internet. Through Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), the Company is a leading general trade book publisher. Additionally, as of January 31, 2009, the Company owned an approximate 74% interest in Calendar Club, an operator of seasonal kiosks. The Company subsequently sold its interest in Calendar Club in February 2009. The results of Calendar Club have been classified as discontinued operations in all periods presented. The Company employed approximately 37,000 full- and part-time employees as of January 31, 2009.

Barnes & Noble stores are located in all 50 states and the District of Columbia as of January 31, 2009. With over 40 years of bookselling experience, management has a strong sense of customers’ changing needs and the Company leads book retailing with a “community store” concept. Barnes & Noble’s typical store offers a comprehensive title base, a café, a children’s section, a music/DVD department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities that make each Barnes & Noble store an active part of its community.

Barnes & Noble stores range in size from 10,000 to 60,000 square feet depending upon market size with an overall average store size of 26,000 square feet. Each store features an authoritative selection of books, ranging from 60,000 to 200,000 unique titles. The comprehensive title selection is diverse and tailored to each store location to reflect local interests. In addition, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers (the “top ten” highest selling hardcover fiction and hardcover non-fiction titles) typically represent between 3% and 5% of Barnes & Noble sales. Complementing this extensive in-store selection, all Barnes & Noble stores provide customers with on-site access to the millions of books available to online shoppers while offering an option to have the book sent to the store or shipped directly to the customer through Barnes & Noble.com’s delivery system. All Barnes & Noble stores are equipped with the Company’s proprietary BookMaster in-store operating system, which enhances the Company’s merchandise-replenishment system, resulting in high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing. The Company is in the process of integrating the BookMaster system used in each store with Barnes & Noble.com so that its customers share the same experience across both channels.

[1]	Based upon sales reported in trade publications and public filings.

During fiscal 2008, the Company added 0.5 million square feet to the Barnes & Noble store base, bringing the total square footage to 18.7 million square feet, a 3% increase over the prior year. Barnes & Noble stores contributed approximately 88.3% of the Company’s total sales in fiscal 2008. The Company plans to open approximately 15 Barnes & Noble stores in fiscal 2009, which are expected to average 34,000 square feet in size.

At the end of fiscal 2008, the Company operated 52 B. Dalton bookstores in 24 states and the District of Columbia. B. Dalton bookstores employ merchandising strategies that target the mainstream consumer book market, offering a wide range of bestsellers and general-interest titles. Most B. Dalton bookstores range in size from 2,000 to 6,000 square feet, and while they are appropriate to the size of adjacent mall tenants, the opening of book superstores in nearby locations continues to have a significant adverse impact on B. Dalton bookstores.

The Company is continuing its controlled descent in the number of its smaller format B. Dalton bookstores in response to declining sales attributable primarily to book superstore competition. Part of the Company’s strategy has been to close underperforming stores, which has resulted in the closing of 915 B. Dalton bookstores since 1989.

The Company has a multi-channel marketing strategy that deploys various merchandising programs and promotional activities to drive traffic to both its stores and website. At the center of this program is Barnes & Noble.com, which receives over 365 million visits annually, ranking it among the top 15 multi-channel retailer websites in terms of traffic, as measured by Comscore Media Metrix. As a result of this reach, the Company believes that its website provides significant advertising power which would be valued in the tens of millions of dollars if such advertising were placed with third-party websites with comparable reach. In this way, Barnes & Noble.com serves as both the Company’s direct-to-home delivery service and as an important broadcast channel and advertising medium for the Barnes & Noble brand. For example, the online store locator at Barnes & Noble.com receives millions of customer visits each year providing store hours, directions, information about author events and other in-store activities. Additionally, customers can view store availability for book, music and video products through the website and reserve the available items for pick-up at the store. The Company firmly believes that its website is a key factor behind its industry-leading comparable store sales performance.

The Company’s subsidiary Sterling Publishing is one of the leading publishers of non-fiction trade titles, with more than 5,000 books in print. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books, consisting primarily of subjects such as crafts, food and wine, mind / body / spirit, photography, puzzles and games, current affairs and children’s books. Sterling also publishes books for a number of brands, including many of the Hearst magazines such as Good Housekeeping and Cosmopolitan, Hasbro, The American Museum of Natural History and AARP.

Results of Operations

Fiscal Year	2008	2007	2006
Sales (in thousands)	$5,121,804	5,286,674	5,139,618
Earnings From Continuing Operations (in thousands)	$85,426	134,911	149,186
Diluted Earnings Per Common Share From Continuing Operations	$1.49	2.01	2.16
Comparable Store Sales Increase (Decrease)
Barnes & Noble stores(a)	(5.4)%	1.8%	(0.3)%
Barnes & Noble.com(b)	(1.3)%	13.4%	(1.1)%
Stores Opened
Barnes & Noble stores	35	31	32
B. Dalton stores	—	—	—

Total	35	31	32

Stores Closed
Barnes & Noble stores	22	13	18
B. Dalton stores	33	13	20

Total	55	26	38

Number of Stores Open at Year End
Barnes & Noble stores	726	713	695
B. Dalton stores	52	85	98

Total	778	798	793

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	18.7	18.2	17.5
B. Dalton stores	0.2	0.3	0.4

Total	18.9	18.5	17.9

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, and includes sales of stores that have been open at least 15 months and does not include closed or relocated stores.

(b)	Comparable online sales increase (decrease) is calculated by adjusting the prior year results to conform with the fiscal 2008 presentation.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	2008	2007	2006
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	69.1	69.6	68.8

Gross margin	30.9	30.4	31.2
Selling and administrative expenses	24.4	23.2	22.9
Depreciation and amortization	3.4	3.2	3.2
Pre-opening expenses	0.2	0.2	0.3

Operating margin	2.8	3.8	4.8
Interest income, net and amortization of deferred financing fees	—	0.1	—

Earnings before income taxes and minority interest	2.8	4.0	4.9
Income taxes	1.1	1.4	2.0

Earnings before minority interest	1.7	2.6	2.9
Minority interest	—	—	—

Earnings from continuing operations	1.7%	2.6%	2.9%

Discontinued Operations

During the fourth quarter of fiscal 2008, the Company committed to a plan to dispose of its approximate 74% interest in Calendar Club. The Company subsequently sold its interest in Calendar Club in February 2009 to Calendar Club and its chief executive officer for $7.0 million, which was comprised of $1.0 million in cash and $6.0 million in notes. Calendar Club qualified for held for sale accounting treatment in fiscal 2008 and was written down to its fair value. The Company recorded an after tax charge of $9.7 million related to the write down in fiscal 2008. The results of Calendar Club have been classified as discontinued operations in all periods presented.

Tax Settlement

During the first quarter of fiscal 2008, the Company recorded a charge of $8.3 million in connection with a settlement regarding the collection of sales and use taxes on sales made by Barnes & Noble.com from 1999 to 2005. See Note 16, Legal Proceedings under “Barnesandnoble.com LLC v. Yee, et al.” to the consolidated financial statements for additional information regarding this settlement.

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

Among other findings, the Special Committee determined that there were numerous instances of stock option grants for which there was an improper measurement of compensation expense under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Although the Special Committee determined that there were instances of stock options having been dated using favorable dates that were selected with the benefit of hindsight and that serious mistakes were made, the Special Committee did not find any intent to defraud or fraudulent misconduct by any individual or group of individuals. The Special Committee found that the Company’s dating and pricing practice for stock options was applied uniformly by Company personnel to stock options granted and was not used selectively to benefit any one group or individual within the Company. The Company evaluated these findings and agreed with the Special Committee. The Company concluded that the charges were not material to the financial statements in any of the periods to which such charges relate and therefore did not restate its historic financial statements. The Company recorded an adjustment of $0.4 million ($0.2 million after tax) to increase non-cash compensation expense in the fourth quarter of fiscal 2006 to correctly present compensation expense for fiscal 2006. In accordance with Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company also recorded an adjustment to decrease retained earnings by $22.8 million, increase deferred taxes by $5.9 million and increase additional paid-in capital by $28.7 million, to correct the consolidated balance sheet for the cumulative impact of the misstated compensation cost in periods prior to fiscal 2006.

In December 2006, the Board members and all Section 16 officers holding options unvested as of December 31, 2004 voluntarily agreed to reprice such options, upon a finding by the Special Committee that such options were improperly priced, to an exercise price determined to be the appropriate fair market value by the Special Committee. The Special Committee recommended that all incorrectly dated and unexercised stock options issued to Section 16 officers and directors of the Company, other than hiring grants, be re-priced to reflect the greater of the original grant price or the price appropriate to the measurement date as determined by the Special Committee. The Board members and Section 16 officers did not receive any cash payments to compensate them for their voluntary agreements to reprice such options. The total difference in exercise price as a result of the re-pricing of these unexercised options was approximately $2.6 million.

Consistent with the Special Committee’s recommendation that all incorrectly dated and unexercised options issued to Section 16 officers be re-priced, the Section 16 officers voluntarily agreed to repay to the Company for options granted and exercised while they were Section 16 officers an amount equal to the difference in the price at which the stock options were exercised and the price at which the Special Committee believes the stock options should have been priced, net of any allocable portion of income taxes paid in connection with such exercise. The total amount voluntarily repaid to the Company by Section 16 officers was approximately $2.0 million, prior to any allocable portion of income taxes paid in connection with such exercise, which was recorded as an increase to additional paid-in capital in fiscal 2007.

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

52 Weeks Ended January 31, 2009 Compared with 52 Weeks Ended

February 2, 2008

Sales

The Company’s sales decreased $164.9 million, or 3.1%, during fiscal 2008 to $5,121.8 million from $5,286.7 million during fiscal 2007. This decrease was primarily attributable to a $123.4 million decrease in sales at Barnes & Noble stores, a $17.0 million decrease in sales at B. Dalton stores and a $10.8 million decrease in sales at Barnes & Noble.com.

Barnes & Noble store sales decreased $123.4 million, or 2.7%, during fiscal 2008 to $4,525.0 million from $4,648.4 million during fiscal 2007 and accounted for 88.3% of total Company sales. The 2.7% decrease in Barnes & Noble store sales was primarily attributable to a 5.4% decrease in comparable store sales or $237.7 million, closed stores that decreased sales by $101.3 million, offset by new Barnes & Noble store sales of $208.5 million.

B. Dalton sales decreased $17.0 million, or 20.1%, during fiscal 2008 to $67.5 million from $84.5 million during fiscal 2007. This decrease was primarily attributable to the closing of 33 B. Dalton stores.

Barnes & Noble.com sales decreased $10.8 million, or 2.3%, during fiscal 2008 to $466.1 million from $476.9 million during fiscal 2007. This decrease was primarily attributable to a 1.3% decrease in comparable sales or $6.1 million.

In fiscal 2008, the Company opened 35 Barnes & Noble stores and closed 22, bringing its total number of Barnes & Noble stores to 726 with 18.7 million square feet. The Company closed 33 B. Dalton stores, ending the period with 52 B. Dalton stores and 0.2 million square feet. As of January 31, 2009, the Company operated 778 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $139.2 million, or 3.8%, to $3,540.6 million in fiscal 2008 from $3,679.8 million in fiscal 2007. As a percentage of sales, cost of sales and occupancy decreased to 69.1% in fiscal 2008 from 69.6% in fiscal 2007. This decrease was primarily attributable to reduced promotional markdowns, better product mix and increased volume through the Company’s distribution centers, which more than offset the deleveraging of fixed occupancy costs on the negative comparable store sales.

Selling and Administrative Expenses

Selling and administrative expenses increased $25.7 million, or 2.1%, to $1,251.5 million in fiscal 2008 from $1,225.8 million in fiscal 2007. As a percentage of sales, selling and administrative expenses increased to 24.4% in fiscal 2008 from 23.2% in fiscal 2007. Included in selling and administrative expenses in fiscal 2008 were an $11.7 million impairment charge for property and equipment, an $8.3 million charge for the settlement with the State of California regarding the collection of sales and use taxes on sales made by Barnes & Noble.com from 1999 to 2005, $4.1 million of severance related to the elimination of certain corporate office expenses and a $3.0 million charge related to a management resignation. Included in selling and administrative expenses in fiscal 2007 were legal costs of $11.1 million, and an impairment charge of $5.9 million, offset by a $6.4 million gain in insurance proceeds from the Hurricane Katrina settlement. Excluding these charges, selling and administrative expenses increased in fiscal 2008 as a percentage of sales to 23.9% from 23.0% in fiscal 2007. This increase was primarily due to the deleveraging of fixed expenses with the negative comparable store sales.

Depreciation and Amortization

Depreciation and amortization increased $5.0 million, or 2.9%, to $173.6 million in fiscal 2008 from $168.6 million in fiscal 2007. The increase was primarily due to the depreciation on additional capital expenditures for existing store maintenance, technology investments and new store openings, offset by $2.6 million of accelerated depreciation in fiscal 2007 related to an Internet distribution center closing.

Pre-Opening Expenses

Pre-opening expenses increased $2.4 million, or 23.2%, in fiscal 2008 to $12.8 million from $10.4 million in fiscal 2007. This was primarily the result of the timing of new store openings.

Operating Profit

The Company’s consolidated operating profit decreased $58.7 million, or 29.1%, to $143.3 million in fiscal 2008 from $202.0 million in fiscal 2007. This decrease in operating profit was primarily due to the negative comparable store sales, as well as the matters discussed above.

Interest Income (Expense), Net and Amortization of Deferred Financing Fees

Interest income (expense), net and amortization of deferred financing fees, decreased $9.8 million, or 131.3%, to ($2.3) million in fiscal 2008 from $7.5 million in fiscal 2007. The decrease was primarily due to the utilization of cash to buy back shares under the Company’s repurchase program during the first quarter of fiscal 2008, as well as the decline in operating profit discussed above.

Income Taxes

Income taxes were $55.6 million in fiscal 2008 compared with $74.6 million in fiscal 2007. The Company’s effective tax rate was 39.43% and 35.61% during fiscal 2008 and 2007, respectively. The provision for income taxes for fiscal 2007 included a tax benefit of $10.3 million resulting from previously unrecognized tax benefits for which the statute of limitations expired in fiscal 2007.

Earnings (Loss) from Discontinued Operations

During the fourth quarter of fiscal 2008, the Company committed to a plan to dispose of its approximate 74% interest in Calendar Club. The Company subsequently sold its interest in Calendar Club in February 2009 to Calendar Club and its chief executive officer for $7.0 million, which was comprised of $1.0 million in cash and $6.0 million in notes. Calendar Club qualified for held for sale accounting treatment in fiscal 2008 and was written down to its fair value. The Company recorded an after tax charge of $9.7 million related to the write down in fiscal 2008. The results of Calendar Club have been classified as discontinued operations in all periods presented.

Net Earnings

As a result of the factors discussed above, the Company reported consolidated net earnings of $75.9 million (or $1.32 per diluted share) during fiscal 2008 compared with consolidated net earnings of $135.8 million (or $2.03 per diluted share) during fiscal 2007.

52 Weeks Ended February 2, 2008 Compared with 53 Weeks Ended

February 3, 2007

Sales

The Company’s sales increased $147.0 million, or 2.9%, during fiscal 2007 to $5,286.7 million from $5,139.6 million during fiscal 2006. This increase was primarily attributable to a $114.5 million increase in sales at Barnes & Noble stores and a $43.4 million increase in Barnes & Noble.com sales, offset by a $17.5 million decrease in sales at B. Dalton stores.

Barnes & Noble store sales increased $114.5 million, or 2.5%, during fiscal 2007 to $4,648.4 million from $4,533.9 million during fiscal 2006 and accounted for 87.9% of total Company sales. The 2.5% increase in Barnes & Noble store sales was primarily attributable to new Barnes & Noble store sales of $159.9 million, coupled with a 1.8% increase in comparable store sales which increased sales by $76.1 million, offset by closed stores that decreased sales by $70.4 million and the inclusion of the 53rd week in fiscal 2006 which accounted for $77.7 million of sales.

B. Dalton sales decreased $17.5 million, or 17.2%, during fiscal 2007 to $84.5 million from $102.0 million during fiscal 2006. This decrease was primarily attributable to the closing of 13 B. Dalton stores.

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

Cost of Sales and Occupancy

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy increased $145.7 million, or 4.1%, to $3,679.8 million in fiscal 2007 from $3,534.1 million in fiscal 2006. As a percentage of sales, cost of sales and occupancy increased to 69.6% in fiscal 2007 from 68.8% in fiscal 2006. This increase was primarily attributable to the impact of the new discount structure in the Company’s Member program, which went into effect in October 2006, and the deep discount on J.K. Rowling’s Harry Potter and the Deathly Hallows, offset by a favorable variance of $10.3 million related to the annual physical count of inventory.

Selling and Administrative Expenses

Selling and administrative expenses increased $47.8 million, or 4.1%, to $1,225.8 million in fiscal 2007 from $1,178.0 million in fiscal 2006. As a percentage of sales, selling and administrative expenses increased to 23.2% in fiscal 2007 from 22.9% in fiscal 2006. This increase was primarily due to legal costs offset by a gain in insurance proceeds from the Hurricane Katrina settlement.

Depreciation and Amortization

Depreciation and amortization increased $2.0 million, or 1.2%, to $168.6 million in fiscal 2007 from $166.6 million in fiscal 2006. The increase was primarily due to the accelerated depreciation related to the closing of the Company’s Internet distribution center and higher depreciation in the Company’s new distribution center, offset by lower depreciation in the Company’s home office due to certain assets that became fully depreciated.

Pre-Opening Expenses

Pre-opening expenses decreased $2.5 million, or 19.5%, in fiscal 2007 to $10.4 million from $12.9 million in fiscal 2006. The decrease in pre-opening expenses was primarily the result of the timing of new store openings.

Operating Profit

The Company’s consolidated operating profit decreased $46.0 million, or 18.5%, to $202.0 million in fiscal 2007 from $248.0 million in fiscal 2006. This decrease was primarily due to the matters discussed above.

Interest Income (Expense), Net and Amortization of Deferred Financing Fees

Interest income (expense), net and amortization of deferred financing fees, increased $5.8 million, or 345.4%, to $7.5 million in fiscal 2007 from $1.7 million in fiscal 2006. The increase was primarily due to higher average cash investments and lower average borrowings.

Income Taxes

Barnes & Noble’s effective tax rate in fiscal 2007 decreased to 35.61% compared with 40.25% during fiscal 2006. The provision for income taxes for fiscal 2007 included a tax benefit of $10.3 million resulting from previously unrecognized tax benefits for which the statute of limitations expired in fiscal 2007.

Earnings from Discontinued Operations

During the fourth quarter of fiscal 2008, the Company committed to a plan to dispose of its approximate 74% interest in Calendar Club. Calendar Club qualified for held for sale accounting treatment in fiscal 2008 and was written down to its fair value. The results of Calendar Club have been classified as discontinued operations in all periods presented.

Net Earnings

As a result of the factors discussed above, the Company reported consolidated net earnings of $135.8 million (or $2.03 per diluted share) during fiscal 2007 compared with consolidated net earnings of $150.5 million (or $2.17 per diluted share) during fiscal 2006.

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

Cash Flow

Cash flows provided from operating activities were $376.2 million, $429.0 million and $258.0 million during fiscal 2008, 2007 and 2006, respectively. The decrease in cash flows provided from operating activities in fiscal 2008 was primarily due to lower earnings as a result of negative comparable store sales. The increase in cash flows provided from operating activities in fiscal 2007 was due to timing of payments on inventory purchases, related principally to the impact of the 53rd week in fiscal 2006.

Capital Structure

Strong cash flows from operations and a continued emphasis on working capital management strengthened the Company’s balance sheet in fiscal 2008.

The Company has an $850 million revolving credit facility dated as of June 17, 2005, as amended and restated on August 2, 2006 (Revolving Credit Facility). The Revolving Credit Facility has a maturity date of July 31, 2011 and may be increased to $1.0 billion under certain circumstances at the option of the Company. The Revolving Credit Facility has an applicable margin that is applied to loans and standby letters of credit ranging from 0.500% to 1.000% above the stated Eurodollar rate. A fee is paid on commercial letters of credit ranging from 0.2500% to 0.5000%. In addition, a commitment fee ranging from 0.100% to 0.200% is paid on the unused portion of the Revolving Credit Facility. In each case, the applicable rate is based on the Company’s consolidated fixed charge coverage ratio. Proceeds from the Revolving Credit Facility are used for general corporate purposes, including seasonal working capital needs.

Selected information related to the Company’s Revolving Credit Facility (in thousands):

Fiscal Year	2008	2007	2006
Revolving credit facility at year end	$—	—	—
Average balance outstanding during the year	$63,871	1,392	23,337
Maximum borrowings outstanding during the year	$199,900	37,600	91,800
Weighted average interest rate during the year (a)	6.05%	173.16%	15.40%
Interest rate at end of year	—	—	—

(a)	The fiscal 2007 and 2006 interest rates are higher than the fiscal 2008 interest rate due to the lower average borrowings and the fixed nature of the amortization of the deferred financing fees and commitment fees. Excluding the deferred financing fees and the commitment fees in fiscal 2007 and 2006, the weighted average interest rate was 7.51% and 7.70%, respectively.

Fees expensed with respect to the unused portion of the Revolving Credit Facility were $1.0 million, $1.0 million and $1.3 million, during fiscal 2008, 2007 and 2006, respectively.

The Company has no agreements to maintain compensating balances.

Capital Investment

Capital expenditures for continuing operations were $192.2 million, $194.0 million and $176.0 million during fiscal 2008, 2007 and 2006, respectively. Capital expenditures planned for fiscal 2009 primarily relate to the opening of approximately 15 new Barnes & Noble stores, the maintenance of existing stores and system enhancements for the retail stores and the website. The capital expenditures are projected to be in the range of $120.0 million to $130.0 million for fiscal 2009, although commitment to many of such expenditures has not yet been made.

Based on planned operating levels and capital expenditures for fiscal 2009, management believes cash and cash equivalents on hand, cash flows generated from operating activities, short-term vendor financing and borrowing capacity under the Revolving Credit Facility will be sufficient to meet the Company’s working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months.

On September 15, 2005, the Company’s Board of Directors authorized a stock repurchase program for the purchase of up to $200.0 million of the Company’s common stock. The Company completed this $200.0 million repurchase program during the third quarter of fiscal 2007. On May 15, 2007, the Company announced that its Board of Directors authorized a new stock repurchase program for the purchase of up to $400.0 million of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2.5 million as of January 31, 2009.

Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of January 31, 2009, the Company has repurchased 33,065,712 shares at a cost of approximately $1.0 billion under its stock repurchase programs. The repurchased shares are held in treasury.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of January 31, 2009 (in millions):

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations (a)	1,961.8	362.7	611.6	421.3	566.2
Purchase obligations (b)	45.0	30.5	11.0	3.5	—
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(c)	—	—	—	—	—

Total	$2,006.8	$393.2	$622.6	$424.8	$566.2

(a)	Excludes operating leases for Calendar Club of $11.3, $2.8, $4.7, $3.3 and $0.5 for total, less than 1 year, 1-3 years, 3-5 years and more than 5 years, respectively.

(b)	Excludes purchase obligations for Calendar Club of $0.4, $0.2 and $0.1 for total, less than 1 year and 1-3 years, respectively.

(c)	Excludes $23.8 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 9 to the Notes to Consolidated Financial Statements.

See also Note 8 to the Notes to Consolidated Financial Statements for information concerning the Company’s Pension and Postretirement Plans.

Off-Balance Sheet Arrangements

As of January 31, 2009, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. The Company uses the retail inventory method on the FIFO basis for 97% and 98% of the Company’s merchandise inventories as of January 31, 2009 and February 2, 2008, respectively.

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

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At January 31, 2009, the Company had $820.7 million of property and equipment, net of accumulated depreciation, and $13.6 million of amortizable intangible assets, net of accumulated amortization, accounting for approximately 27.9% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $11.7 million, $5.9 million and $3.4 million in fiscal 2008, 2007 and 2006, respectively, and are related to individual store locations.

Goodwill and Unamortizable Intangible Assets

At January 31, 2009, the Company had $240.0 million of goodwill and $69.9 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 10.4% of the Company’s total assets. SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by SFAS 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill in November 2008 and deemed that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. During the third quarter of fiscal 2007, the Company reevaluated the categorization of distribution contracts based on the then recently observed rate of contract retention and reclassified certain of these contracts having a recorded value of $8.3 million from an unamortizable intangible asset to an amortizable intangible asset. Such distribution contracts were tested for impairment prior to the reclassification and the Company determined that no impairment charge was necessary. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates.

Gift Cards

The Company sells gift cards which can be used in stores or on Barnes & Noble.com. The Company does not charge administrative or dormancy fees on gift cards, and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. The Company also sells online gift certificates for use solely on Barnes & Noble.com, which are treated the same way as gift cards.

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

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 at February 3, 2008, and the adoption had no impact on the Company’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The Company has not elected to measure any financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. Therefore, the adoption of this standard has had no impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. SFAS 160 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited, and the Company does not expect SFAS 160 to have a material impact on its financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R). SFAS 141R significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. This standard will change the Company’s accounting treatment for business combinations, if any, on a prospective basis, including the treatment of any income tax adjustments related to past acquisitions. The Company is currently evaluating the effect, if any, that the adoption of SFAS 141R will have on its financial position, results of operations and cash flows.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP No. FAS 142-3), which amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful lives of recognized intangible assets. FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the effect, if any, that the adoption of FSP No. FAS 142-3 will have on its financial position, results of operations and cash flows.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP No. EITF 03-6-1), which classifies unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities and requires them to be included in the computation of earnings per share pursuant to the two-class method described in SFAS No. 128, Earnings per Share. This Staff Position is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented are to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this Staff Position, with early application not permitted. The Company is currently evaluating the effect, if any, that the adoption of FSP No. EITF 03-6-1 will have on its financial position, results of operations and cash flows.

Disclosure Regarding Forward-Looking Statements

This report may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including, among others, general economic and market conditions, decreased consumer demand for the Company’s products, possible disruptions in the Company’s computer or telephone systems, possible risks associated with data privacy and information security, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores or the inability to obtain suitable sites for new stores, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of the Company’s online and other initiatives such as Barnes & Noble.com, the performance and successful integration of acquired businesses, the success of the Company’s strategic investments, unanticipated increases in merchandise or occupancy costs, unanticipated adverse litigation results or effects, the results or effects of any governmental review of the Company’s stock option practices, product shortages, and other factors which may be outside of the Company’s control, including those factors discussed in detail in Item 1A, “Risk Factors,” in the Company’s Form 10-K for the fiscal year ended January 31, 2009, and in the Company’s other filings made from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Annual Report.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Year (In thousands, except per share data)	2008	2007	2006
Sales	$5,121,804	5,286,674	5,139,618
Cost of sales and occupancy	3,540,596	3,679,845	3,534,097

Gross profit	1,581,208	1,606,829	1,605,521

Selling and administrative expenses	1,251,524	1,225,791	1,178,038
Depreciation and amortization	173,557	168,600	166,581
Pre-opening expenses	12,796	10,387	12,897

Operating profit	143,331	202,051	248,005
Interest income (expense), net and amortization of deferred financing fees	(2,344)	7,483	1,680

Earnings from continuing operations before taxes and minority interest	140,987	209,534	249,685
Income taxes	55,591	74,623	100,499

Earnings from continuing operations before minority interest	85,396	134,911	149,186
Minority interest	30	—	—

Earnings from continuing operations	85,426	134,911	149,186
Earnings (loss) from discontinued operations (net of income tax)	(9,506)	888	1,341

Net earnings	$75,920	135,799	150,527

Basic earnings per common share
Earnings from continuing operations	$1.55	2.12	2.29
Earnings (loss) from discontinued operations	(0.17)	0.01	0.02

Net earnings	$1.38	2.13	2.31

Diluted earnings per common share
Earnings from continuing operations	$1.49	2.01	2.16
Earnings (loss) from discontinued operations	(0.17)	0.01	0.02

Net earnings	$1.32	2.03	2.17

Weighted average common shares outstanding
Basic	55,207	63,662	65,212
Diluted	57,327	67,050	69,226

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	January 31, 2009	February 2, 2008
Assets
Current assets:
Cash and cash equivalents	$281,608	335,080
Receivables, net	80,998	107,137
Merchandise inventories	1,203,471	1,358,170
Prepaid expenses and other current assets	127,028	125,043
Current assets of discontinued operations	30,199	40,251

Total current assets	1,723,304	1,965,681

Property and equipment:
Land and land improvements	9,298	3,247
Buildings and leasehold improvements	1,096,801	1,053,490
Fixtures and equipment	1,385,454	1,310,225

	2,491,553	2,366,962
Less accumulated depreciation and amortization	1,670,839	1,553,067

Net property and equipment	820,714	813,895

Goodwill	240,008	242,633
Intangible assets, net	83,443	87,987
Deferred taxes	110,098	102,633
Other noncurrent assets	8,000	8,372
Noncurrent assets of discontinued operations	8,321	28,625

Total assets	$2,993,888	3,249,826

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$746,599	831,669
Accrued liabilities	710,269	725,054
Current liabilities of discontinued operations	18,807	33,444

Total current liabilities	1,475,675	1,590,167

Deferred taxes	189,268	173,496
Other long-term liabilities	393,006	397,674
Noncurrent liabilities of discontinued operations	12,713	13,769
Minority interest	1,612	—
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 87,681 and 86,754 shares issued, respectively	88	87
Additional paid-in capital	1,262,358	1,233,343
Accumulated other comprehensive loss	(14,503)	(9,523)
Retained earnings	721,200	696,861
Treasury stock, at cost, 33,066 and 26,461 shares, respectively	(1,047,529)	(846,048)

Total shareholders’ equity	921,614	1,074,720

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$2,993,888	3,249,826

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock at Cost	Total
Balance at January 28, 2006	$83	1,091,018	(9,085)	512,594	(478,769)	$1,115,841
Comprehensive earnings:
Net earnings	—	—	—	150,527	—
Other comprehensive earnings (loss), net of tax (See Note 10):
Foreign currency translation	—	—	843	—	—
Minimum pension liability	—	—	1,156	—	—
Total comprehensive earnings						152,526
Exercise of 1,177 common stock options	2	19,733	—	—	—	19,735
Stock options and restricted stock tax benefits	—	12,551	—	—	—	12,551
Stock-based compensation expense	—	17,146	—	—	—	17,146
Cash dividends paid to stockholders	—	—	—	(39,910)	—	(39,910)
APB 25 cumulative adjustment (See Note 3)	—	28,719	—	(22,807)	—	5,912
Treasury stock acquired, 2,830 shares	—	—	—	—	(118,936)	(118,936)

Balance at February 3, 2007	85	1,169,167	(7,086)	600,404	(597,705)	1,164,865
Comprehensive earnings:
Net earnings	—	—	—	135,799	—
Other comprehensive earnings (loss), net of tax (See Note 10):
Foreign currency translation	—	—	73	—	—
Minimum pension liability	—	—	(2,510)	—	—
Total comprehensive earnings						133,362
Exercise of 1,852 common stock options	2	31,216	—	—	—	31,218
Stock options and restricted stock tax benefits	—	15,792	—	—	—	15,792
Stock-based compensation expense	—	17,168	—	—	—	17,168
Cash dividends paid to stockholders	—	—	—	(39,342)	—	(39,342)
Treasury stock acquired, 6,941 shares	—	—	—	—	(248,343)	(248,343)

Balance at February 2, 2008	87	1,233,343	(9,523)	696,861	(846,048)	1,074,720
Comprehensive earnings:
Net earnings	—	—	—	75,920	—
Other comprehensive earnings (loss), net of tax (See Note 10):
Foreign currency translation	—	—	(3,352)	—	—
Minimum pension liability	—	—	(1,628)	—	—
Total comprehensive earnings						70,940
Exercise of 488 common stock options	1	9,661	—	—	—	9,662
Stock options and restricted stock tax benefits	—	(1,195)	—	—	—	(1,195)
Stock-based compensation expense	—	20,549	—	—	—	20,549
Cash dividends paid to stockholders	—	—	—	(51,581)	—	(51,581)
Treasury stock acquired, 6,604 shares	—	—	—	—	(201,481)	(201,481)

Balance at January 31, 2009	$88	1,262,358	(14,503)	721,200	(1,047,529)	$921,614

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year (In thousands)	2008	2007	2006
Cash flows from operating activities:
Net earnings	$75,920	135,799	150,527
Net earnings (loss) from discontinued operations	(9,506)	888	1,341

Net earnings from continuing operations	85,426	134,911	149,186
Adjustments to reconcile net earnings from continuing operations to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	174,104	169,145	167,098
Stock-based compensation expense	20,549	17,168	17,146
Property and equipment impairment charge	11,715	5,876	3,411
Deferred taxes	(430)	11,593	1,368
Decrease (increase) in other long-term liabilities	7,590	(2,858)	(2,048)
Loss on disposal of property and equipment	4,625	2,927	1,391
Minority interest	(30)	—	—
Changes in operating assets and liabilities, net	72,700	90,251	(79,577)

Net cash flows from operating activities	376,249	429,013	257,975

Cash flows from investing activities:
Purchases of property and equipment	(192,153)	(193,958)	(176,040)
Net increase in other noncurrent assets	(723)	(523)	(583)
Insurance proceeds from property claims	—	4,666	—
Payments on GameStop note receivable	—	12,173	12,173

Net cash flows from investing activities	(192,876)	(177,642)	(164,450)

Cash flows from financing activities:
Purchase of treasury stock through repurchase program	(201,481)	(248,343)	(118,936)
Cash dividends paid to shareholders	(51,581)	(39,342)	(39,910)
Proceeds from exercise of common stock options	9,662	31,218	19,735
Excess tax benefit from stock-based compensation	869	15,792	12,551

Net cash flows from financing activities	(242,531)	(240,675)	(126,560)

Cash flows from discontinued operations
Operating cash flows	7,242	4,880	4,476
Investing cash flows	(738)	(2,849)	(2,834)
Financing cash flows	(818)	(1,162)	(1,228)

Net cash flows from discontinued operations	5,686	869	414

Net increase (decrease) in cash and cash equivalents	(53,472)	11,565	(32,621)
Cash and cash equivalents at beginning of year	335,080	323,515	356,136

Cash and cash equivalents at end of year	$281,608	335,080	323,515

Changes in operating assets and liabilities, net:
Receivables, net	$13,881	3,037	6,027
Merchandise inventories	154,699	(12,436)	(39,159)
Prepaid expenses and other current assets	(1,985)	(4,425)	(31,641)
Accounts payable and accrued liabilities	(93,895)	104,075	(14,804)

Changes in operating assets and liabilities, net	$72,700	90,251	(79,577)

Supplemental cash flow information:
Cash paid (received) during the period for:
Interest paid (received)	$1,812	(8,251)	(1,040)
Income taxes (net of refunds)	$50,383	60,716	85,898

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended January 31, 2009 (fiscal 2008), the 52 weeks ended February 2, 2008 (fiscal 2007) and the 53 weeks ended February 3, 2007 (fiscal 2006).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, Inc. (Barnes & Noble), through its subsidiaries (collectively, the Company), is primarily engaged in the sale of books. As of January 31, 2009, the Company operated 778 bookstores, 726 primarily under the Barnes & Noble Booksellers trade name (hereafter collectively referred to as Barnes & Noble stores) and 52 primarily under the B. Dalton Bookseller trade name (hereafter collectively referred to as B. Dalton stores). Barnes & Noble conducts the online part of its business through barnesandnoble.com llc (Barnes & Noble.com). The Company publishes books under its own imprints which include the imprints of Sterling Publishing Co., Inc. (Sterling or Sterling Publishing). Additionally, as of January 31, 2009, the Company owned an approximate 74% interest in Calendar Club, an operator of seasonal kiosks. The Company subsequently sold its interest in Calendar Club in February 2009. The results of Calendar Club have been classified as discontinued operations in all periods presented.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. The Company uses the retail inventory method on the FIFO basis for 97% and 98% of the Company’s merchandise inventories as of January 31, 2009 and February 2, 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. Costs incurred in purchasing management information systems are capitalized and included in property and equipment. These costs are amortized over their estimated useful lives from the date the systems become operational.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment, and amortizable intangibles. At January 31, 2009, the Company had $820,714 of property and equipment, net of accumulated depreciation, and $13,563 of amortizable intangible assets, net of accumulated amortization, accounting for approximately 27.9% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $11,715, $5,876 and $3,411 in fiscal 2008, 2007 and 2006, respectively, and relate to individual store locations.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At January 31, 2009, the Company had $240,008 of goodwill and $69,880 of unamortizable intangible assets (i.e., those with an indefinite useful life), accounting for approximately 10.4% of the Company’s total assets. SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

step process for impairment testing of goodwill as required by SFAS 142. The first step of this test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual impairment test on the goodwill in November 2008 and determined that no impairment charge was necessary. The Company has noted no subsequent indicators of impairment. During the third quarter of fiscal 2007, the Company reevaluated the categorization of distribution contracts based on the then recently observed rate of contract retention and reclassified certain of these contracts having a recorded value of $8,325 from an unamortizable intangible asset to an amortizable intangible asset. Such distribution contracts were tested for impairment prior to the reclassification and the Company determined that no impairment charge was necessary. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of January 31, 2009 and February 2, 2008 were $1,208 and $1,677, respectively. Amortization expense included in interest and amortization of deferred financing fees was $547, $546 and $517 during fiscal 2008, 2007 and 2006, respectively.

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale. Sales returns (which are not significant) are recognized at the time returns are made. Sales taxes collected from retail customers are excluded from reported revenues.

The Barnes & Noble Member Program entitles Members to receive the following benefits: 40% discount of each week’s hardcover Barnes & Noble store bestsellers, 20% discount of all adult hardcover books, 10% discount on all other purchases made, as well as periodic special promotions. The annual fee of $25.00 is non-refundable after the first 30 days. Revenue is recognized over the twelve-month period based upon historical spending patterns for Barnes & Noble Members. Refunds of fees due to cancellations within the first 30 days are minimal.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to Statement of Position 93-7, Reporting on Advertising Costs. Advertising costs charged to selling and administrative expenses were $28,772, $27,158 and $27,335 during fiscal 2008, 2007 and 2006, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising and other programs, including payments for product placement in stores, catalogs and online. In accordance with Emerging Issues Task Force Issue 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, the Company classifies certain co-op advertising received as a reduction in costs of sales and occupancy. The gross advertising expenses noted above were completely offset by allowances received from vendors and the excess allowances received were recorded as a reduction of cost of goods sold or inventory, as appropriate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $11,875, $9,378 and $7,425 during fiscal 2008, 2007 and 2006, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings Per Common Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of the Company’s outstanding stock options, common shares released from restriction upon the vesting of the Company’s outstanding restricted stock and the impact of common shares issuable under the Company’s deferred compensation plan. The Company has not excluded any shares from the computation of diluted earnings per share.

Income Taxes

The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance, if determined to be necessary.

Stock-Based Compensation

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Gift Cards

The Company sells gift cards which can be used in stores or on Barnes & Noble.com. The Company does not charge administrative or dormancy fees on gift cards, and gift cards have no expiration date. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. The Company also sells online gift certificates for use solely on Barnes & Noble.com, which are treated the same way as gift cards.

Reclassifications

Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2008 presentation.

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting periods ended January 31, 2009, February 2, 2008 and February 3, 2007 contained 52 weeks, 52 weeks and 53 weeks, respectively.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 at February 3, 2008, and the adoption had no impact on the Company’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The Company has not elected to measure any financial assets and financial liabilities at fair value that were not previously required to be measured at fair value. Therefore, the adoption of this standard has had no impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. SFAS 160 is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited and the Company does not expect SFAS 160 to have a material impact on its financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R). SFAS 141R significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in an acquired entity’s deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008. This standard will change the Company’s accounting treatment for business combinations, if any, on a prospective basis, including the treatment of any income tax adjustments related to past acquisitions. The Company is currently evaluating the effect, if any, that the adoption of SFAS 141R will have on its financial position, results of operations and cash flows.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP No. FAS 142-3), which amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful lives of recognized intangible assets. FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the effect, if any, that the adoption of FSP No. FAS 142-3 will have on its financial position, results of operations and cash flows.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP No. EITF 03-6-1), which classifies unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities and requires them to be included in the computation of earnings per share pursuant to the two-class method described in SFAS No. 128, Earnings per Share. This Staff Position is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented are to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this Staff Position, with early application not permitted. The Company is currently evaluating the effect, if any, that the adoption of FSP No. EITF 03-6-1 will have on its financial position, results of operations and cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2.	Discontinued Operations

During the fourth quarter of fiscal 2008, the Company committed to a plan to dispose of its approximate 74% interest in Calendar Club. The Company subsequently sold its interest in Calendar Club in February 2009 to Calendar Club and its chief executive officer for $7,000, which was comprised of $1,000 in cash and $6,000 in notes. Calendar Club qualified for held for sale accounting treatment in fiscal 2008 and was written down to its fair value. The Company recorded a charge of $18,655 ($9,675 after tax) related to the write down in fiscal 2008. The results of Calendar Club have been classified as discontinued operations in all periods presented.

The operations of Calendar Club have been segregated from continuing operations and are reflected as discontinued operations in each period’s consolidated statement of operations as follows:

Fiscal Year	2008	2007	2006
Sales	$113,539	124,154	121,636

Earnings (loss) from discontinued operations, net of tax	$(9,506)	888	1,341

Diluted earnings (loss) per common share from discontinued operations, net of tax	$(0.17)	0.01	0.02

Fiscal Year	January 31, 2009	February 2, 2008
Cash and cash equivalents	$23,370	25,967
Receivables, net	760	5,061
Merchandise inventories	5,569	8,689
Prepaid expenses and other current assets	500	534

Current assets of discontinued operations	30,199	40,251

Net property and equipment	3,813	10,739
Goodwill	—	12,656
Other noncurrent assets	4,508	5,230

Noncurrent assets of discontinued operations	8,321	28,625

Accounts payable	16,028	23,002
Accrued liabilities	2,779	10,442

Current liabilities of discontinued operations	18,807	33,444

Noncurrent liabilities of discontinued operations	12,713	13,769

Net assets of discontinued operations	$7,000	21,663

3.	Stock-Based Compensation

The Company has share-based awards outstanding under its 1996 Incentive Plan (the 1996 Plan) and its 2004 Incentive Plan (the 2004 Plan). Stock options granted and outstanding under each of the plans generally begin vesting in one year in 33-1/3% or 25% increments per year, expire 10 years from issuance and are conditioned upon continued employment during the vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

The Company uses the Black-Scholes option-pricing model to value the Company’s stock options for each stock option award. Using this option-pricing model, the fair value of each stock option award is estimated on the date of grant. The fair value of the Company’s stock option awards, which are generally subject to pro-rata vesting annually over four years, is expensed on a straight-line basis over the vesting period of the stock options. The expected volatility assumption is based on traded options volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The expected term assumption incorporates the contractual term of an option grant, which is ten years, as well as the vesting period of an award, which is generally pro-rata vesting annually over four years. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the option granted.

The Company recognizes stock-based compensation costs, net of estimated forfeitures, for only those shares expected to vest on a straight-line basis over the requisite service period of the award. The Company estimated the forfeiture rates for fiscal 2008, 2007 and 2006 based on its historical experience.

The weighted average assumptions relating to the valuation of the Company’s stock options for fiscal years 2008, 2007 and 2006 were as follows:

Fiscal Year	2008	2007	2006
Weighted average fair value of grants	$7.52	$11.61	$11.10
Volatility	65.36%	28.00%	30.22%
Risk-free interest rate	1.43%	4.59%	4.91%
Expected life	.94 years	5 years	5 years
Expected dividend yield	3.54%	1.47%	1.63%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock options activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, January 28, 2006	9,769	18.62	6.61 years	$224,067
Granted	45	36.94
Exercised	(1,177)	16.90
Forfeited	(132)	17.55

Balance, February 3, 2007	8,505	18.97	5.64 years	$182,557
Granted	20	40.70
Exercised	(1,852)	16.84
Forfeited	(91)	22.58

Balance, February 2, 2008	6,582	20.19	4.98 years	$91,597
Granted	289	23.19
Exercised	(488)	19.79
Forfeited	(416)	23.88

Balance, January 31, 2009	5,967	$20.11	4.03 years	$3,557
Vested and expected to vest in the future at January 31, 2009	5,967	$20.11	4.03 years	$3,557
Exercisable at January 31, 2009	5,883	$19.90	4.00 years	$3,557
Available for grant at January 31, 2009	1,832

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. The amount as of February 3, 2007 has been reduced by $2,643 due to the increase in price of certain options resulting from the stock option review discussed below. Total intrinsic value of options exercised for fiscal 2008, 2007 and 2006 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $3,997, $43,649 and $30,029, respectively.

As of January 31, 2009, there was $248 of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. That expense is expected to be recognized over a weighted average period of 0.2 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, January 28, 2006	452	$33.60
Granted	479	45.85
Vested	(124)	33.52
Forfeited	(40)	38.94

Balance, February 3, 2007	767	40.97
Granted	539	40.01
Vested	(236)	39.83
Forfeited	(44)	40.87

Balance, February 2, 2008	1,026	40.74
Granted	991	28.27
Vested	(431)	39.27
Forfeited	(135)	31.13

Balance, January 31, 2009	1,451	$33.55

Total fair value of shares of restricted stock that vested during fiscal 2008, 2007 and 2006 was $12,108, $9,108 and $5,666, respectively. As of January 31, 2009, there was $37,111 of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 2.8 years.

For fiscal 2008, 2007 and 2006, stock-based compensation expense of $20,549, $17,168 and $17,146, respectively, is included in selling and administrative expenses.

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

Among other findings, the Special Committee determined that there were numerous instances of stock option grants for which there was an improper measurement of compensation expense under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Although the Special Committee determined that there were instances of stock options having been dated using favorable dates that were selected with the benefit of hindsight and that serious mistakes were made, the Special Committee did not find any intent to defraud or fraudulent misconduct by any individual or group of individuals. The Special Committee found that the Company’s dating and pricing practice for stock options was applied uniformly by Company personnel to stock options granted and was not used selectively to benefit any one group or individual within the Company. The Company has evaluated these findings and agrees with the Special Committee. The Company has concluded, however,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

that the charges are not material to the financial statements in any of the periods to which such charges relate and therefore will not restate its historic financial statements. The Company recorded an adjustment of $411 ($246 after tax) to increase non-cash compensation expense in the fourth quarter of fiscal 2006 to correctly present compensation expense for fiscal 2006. In accordance with Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company also recorded an adjustment to decrease retained earnings by $22,807, increase deferred taxes by $5,911 and increase additional paid-in capital by $28,719, to correct the consolidated balance sheet for the cumulative impact of the misstated compensation cost in periods prior to fiscal 2006.

In December 2006, the Board members and all Section 16 officers holding options unvested as of December 31, 2004 voluntarily agreed to reprice such options, upon a finding by the Special Committee that such options were improperly priced, to an exercise price determined to be the appropriate fair market value by the Special Committee. The Special Committee recommended that all incorrectly dated and unexercised stock options issued to Section 16 officers and directors of the Company, other than hiring grants, be re-priced to reflect the greater of the original grant price or the price appropriate to the measurement date as determined by the Special Committee. The Board members and Section 16 officers did not receive any cash payments to compensate them for their voluntary agreements to reprice such options. The total difference in exercise price as a result of the re-pricing of these unexercised options was approximately $2,643.

Consistent with the Special Committee’s recommendation that all incorrectly dated and unexercised options issued to Section 16 officers be re-priced, the Section 16 officers voluntarily agreed to repay to the Company for options granted while they were Section 16 officers an amount equal to the difference in the price at which the stock options were exercised and the price at which the Special Committee believes the stock options should have been priced, net of any allocable portion of income taxes paid in connection with such exercise. The total amount voluntarily repaid to the Company by Section 16 officers was approximately $1,981, prior to any allocable portion of income taxes paid in connection with such exercise, which was recorded as an increase to additional paid in capital upon receipt.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Company paid such employees whose options were repriced cash bonuses in the amount of the difference. The aggregate amount paid by the Company as cash bonuses under this program was $1,389, which was paid in January 2008 to comply with applicable tax laws.

4.	Receivables, Net

Receivables represent customer, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	January 31, 2009	February 2, 2008
Credit/debit card receivables (a)	$36,311	35,878
Trade accounts	15,429	18,511
Advertising	13,842	11,616
Receivables from landlords for leasehold improvements	10,576	33,281
Other receivables	4,840	7,851

Total receivables, net	$80,998	107,137

(a)	Credit/debit card receivables consist of receivables from credit/debit card companies. The Company assumes no customer credit risk for these receivables.

5.	Debt

The Company has an $850,000 revolving credit facility dated as of June 17, 2005, as amended and restated on August 2, 2006 (Revolving Credit Facility). The Revolving Credit Facility has a maturity date of July 31, 2011 and may be increased to $1,000,000 under certain circumstances at the option of the Company. The Revolving Credit Facility has an applicable margin that is applied to loans and standby letters of credit ranging from 0.500% to 1.000% above the stated Eurodollar rate. A fee is paid on commercial letters of credit ranging from 0.2500% to 0.5000%. In addition, a commitment fee ranging from 0.100% to 0.200% is paid on the unused portion of the Revolving Credit Facility. In each case, the applicable rate is based on the Company’s consolidated fixed charge coverage ratio. Proceeds from the Revolving Credit Facility are used for general corporate purposes, including seasonal working capital needs.

Selected information related to the Company’s Revolving Credit Facility:

Fiscal Year	2008	2007	2006
Revolving credit facility at year end	$—	—	—
Average balance outstanding during the year	$63,871	1,392	23,337
Maximum borrowings outstanding during the year	$199,900	37,600	91,800
Weighted average interest rate during the year (a)	6.05%	173.16%	15.40%
Interest rate at end of year	—	—	—

(a)	The fiscal 2007 and 2006 interest rates are higher than the fiscal 2008 interest rate due to the lower average borrowings and the fixed nature of the amortization of the deferred financing fees and commitment fees. Excluding the deferred financing fees and the commitment fees in fiscal 2007 and 2006, the weighted average interest rate was 7.51% and 7.70%, respectively.

Fees expensed with respect to the unused portion of the Revolving Credit Facility were $956, $1,034 and $1,275, during fiscal 2008, 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company has no agreements to maintain compensating balances.

6.	Fair Values of Financial Instruments

The carrying values of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value due to the short-term maturities of these assets. The aggregate fair value of the Revolving Credit Facility approximates its carrying amount because of its recent and frequent repricing based upon market conditions.

7.	Net Earnings Per Share

Following is a reconciliation of earnings from continuing operations and weighted average common shares outstanding for purposes of calculating basic and diluted earnings per share:

Fiscal Year	2008	2007	2006
Numerator:
Earnings from continuing operations	$85,426	134,911	149,186

Denominator:
Basic weighted average common shares outstanding	55,207	63,662	65,212
Dilutive effect of stock awards	2,120	3,388	4,014

Diluted outstanding shares	57,327	67,050	69,226

Earnings from continuing operations
Basic	$1.55	2.12	2.29
Diluted	$1.49	2.01	2.16

8.	Employees’ Retirement and Defined Contribution Plans

As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively, and the Pension Plan will continue to hold assets and pay benefits. The actuarial assumptions used to calculate pension costs are reviewed annually. Pension expense was $1,301, $576 and $645 for fiscal 2008, 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $11,645, $10,699 and $10,243 during fiscal 2008, 2007 and 2006, respectively. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993. Total Company contributions charged to employee benefit expenses for the Postretirement Plan were $210, $199 and $183 during fiscal 2008, 2007 and 2006, respectively.

9.	Income Taxes

The Company files a consolidated federal return with all subsidiaries owned 80% or more. Federal and state income tax provisions (benefits) for fiscal 2008, 2007 and 2006 are as follows:

Fiscal Year	2008	2007	2006
Current:
Federal	$44,038	50,325	83,377
State	11,983	12,705	15,754

Total current	56,021	63,030	99,131

Deferred:
Federal	2,540	10,687	703
State	(2,970)	906	665

Total deferred	(430)	11,593	1,368

Total	$55,591	74,623	100,499

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

Fiscal Year	2008	2007	2006
Federal statutory income tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	4.31	4.20	4.26
Expiration of statute of limitations	(0.23)	(4.90)	—
Other, net	0.35	1.31	0.99

Effective income tax rate	39.43%	35.61%	40.25%

The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of January 31, 2009 and February 2, 2008 are as follows:

	January 31, 2009	February 2, 2008
Deferred tax liabilities:
Investment in Barnes & Noble.com	$(94,843)	(94,784)
Depreciation	(63,224)	(47,201)
Goodwill and intangible asset amortization	(29,703)	(25,454)
Prepaid expenses	(5,927)	(5,945)
Other	(1,499)	(6,057)

Total deferred tax liabilities	(195,196)	(179,441)

Deferred tax assets:
Loss carryover	42,907	43,948
Lease transactions	41,285	35,745
Estimated accruals	41,098	30,145
Stock-based compensation	14,375	13,343
Insurance liability	9,697	9,541
Pension	9,400	7,471
Inventory	7,584	7,978
Investments in equity securities	2,132	2,126

Total deferred tax assets	168,478	150,297

Net deferred tax liabilities	$(26,718)	(29,144)

Balance Sheet caption reported in:
Prepaid expenses and other current assets	$58,380	47,664
Deferred taxes (assets)	110,098	102,633
Accrued liabilities	(5,928)	(5,945)
Deferred taxes (liabilities)	(189,268)	(173,496)

Net deferred tax liabilities	$(26,718)	(29,144)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

At January 31, 2009, the Company had federal and state net operating loss carryforwards (NOLs) of approximately $93,000 that expire beginning in 2018 through 2022, the utilization of which is limited to approximately $6,700 on an annual basis. These NOLs account for $36,722 of the $42,907 of loss carryover deferred tax assets at January 31, 2009, with the remainder relating primarily to other state NOLs.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company’s financial statements in accordance with the provisions of FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 also provides guidance on the derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The Company adopted FIN 48 as of February 4, 2007. The adoption of FIN 48 did not result in any adjustments to the Company’s reserves for uncertain tax positions.

As of January 31, 2009, the Company had $23,833 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2007 and fiscal 2008 is as follows:

Balance at February 3, 2007	$23,155
Additions for tax positions of the current period	853
Additions for tax positions of prior periods	7,022
Expiration of statute of limitations	(10,294)
Settlements paid during the current period	(1,303)
Other reductions for tax positions of prior periods	(487)

Balance at February 2, 2008	$18,946

Additions for tax positions of the current period	455
Additions for tax positions of prior periods	5,000
Expiration of statute of limitations	(329)
Settlements paid during the current period	(55)
Other reductions for tax positions of prior periods	(184)

Balance at January 31, 2009	$23,833

The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. As of January 31, 2009, the Company had accrued $6,349 for interest and penalties, which is included in the $23,833 of unrecognized tax benefits noted above. The Company recognized $2,482 in income tax expense for interest and penalties in its fiscal 2008 statement of operations.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily fiscal 2004 through fiscal 2008. Some earlier years remain open for a small minority of states. Prior to fiscal 2006, the Company had a fiscal tax year ending in October.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

10.	Other Comprehensive Earnings (Loss), Net of Tax

Comprehensive earnings are net earnings, plus certain other items that are recorded directly to shareholders’ equity, as follows:

Fiscal Year	2008	2007	2006
Net earnings	$75,920	135,799	150,527
Other comprehensive earnings (loss), net of tax:
Foreign currency translation adjustments	(3,352)	73	843
Decrease (increase) in minimum pension liability (net of deferred tax expense (benefit) of ($1,048), ($1,674) and $788, respectively)	(1,628)	(2,510)	1,156

Total comprehensive earnings	$70,940	133,362	152,526

The components of Accumulated Other Comprehensive Loss are as follows:

	Foreign Currency Translation	Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balance at January 28, 2006	$(180)	(8,905)	$(9,085)
Change during period	843	1,156	1,999

Balance at February 3, 2007	663	(7,749)	(7,086)
Change during period	73	(2,510)	(2,437)

Balance at February 2, 2008	736	(10,259)	(9,523)
Change during period	(3,352)	(1,628)	(4,980)

Balance at January 31, 2009	$(2,616)	(11,887)	$(14,503)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

11.	Changes in Intangible Assets and Goodwill

	As of January 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Total
Amortizable intangible assets
Author contracts	$18,461	(11,045)	$7,416
Distribution contracts	8,325	(2,894)	5,431
D&O Insurance	3,202	(2,486)	716

	$29,988	(16,425)	$13,563

Unamortizable intangible assets
Trade name			$48,400
Copyrights			144
Publishing contracts			21,336

			$69,880

Author contracts, distribution contracts and D&O insurance are generally being amortized over 10 years, 10 years and 6 years, respectively.

Aggregate Amortization Expense:
For the 52 weeks ended January 31, 2009	$4,563

Estimated Amortization Expense:
(12 months ending on or about January 31)
2010	$3,009
2011	$2,650
2012	$2,473
2013	$2,473
2014	$2,456

The changes in the carrying amount of goodwill for the 52 weeks ended January 31, 2009 are as follows:

Balance as of February 2, 2008 (as previously reported)	$255,290
Discontinued operations (See Note 2)	(12,657)

Balance as of February 2, 2008	$242,633
Goodwill acquired (See Note 12)	1,803
Benefit of excess tax amortization (a)	(4,428)

Balance as of January 31, 2009	$240,008

(a)	The tax basis of goodwill arising from an acquisition in fiscal 2004 exceeded the related basis for financial reporting purposes by approximately $96,576. In accordance with SFAS 109, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

12.	Other Acquisitions

Sterling Publishing entered into a joint venture in Begin Smart LLC, acquiring a 50% interest to develop, sell, and distribute books for infants, toddlers, and children under the brand name BEGIN SMART™. In fiscal 2008, the Company determined that Begin Smart LLC should be consolidated under the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, as revised and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The operating results of Begin Smart LLC are immaterial to the Company.

13.	Shareholders’ Equity

On September 15, 2005, the Company’s Board of Directors authorized a stock repurchase program for the purchase of up to $200,000 of the Company’s common stock. The Company completed this $200,000 repurchase program during the third quarter of fiscal 2007. On May 15, 2007, the Company’s Board of Directors authorized a new stock repurchase program for the purchase of up to $400,000 of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2,471 as of January 31, 2009. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of January 31, 2009, the Company has repurchased 33,065,712 shares at a cost of approximately $1,047,529 under its stock repurchase programs. The repurchased shares are held in treasury.

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

Rental expense under operating leases is as follows:

Fiscal Year	2008	2007	2006
Minimum rentals	$310,967	302,060	299,022
Percentage rentals	4,380	6,932	7,171

	$315,347	308,992	306,193

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Future minimum annual rentals, excluding percentage rentals, required under leases that had initial, noncancelable lease terms greater than one year, as of January 31, 2009 are:

Fiscal Year	(a)
2009	$362,714
2010	332,304
2011	279,293
2012	231,226
2013	190,087
After 2013	566,221

$1,961,845

(a)	Excludes future minimum annual rentals for Calendar Club of $2,754, $2,339, $2,387, $1,909, $1,438 and $488 for fiscal years 2009, 2010, 2011, 2012, 2013 and after 2013, respectively.

The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is reflected primarily in other long-term liabilities in the accompanying balance sheets.

On June 26, 2008, the Company exercised its purchase option under a lease on one of its distribution facilities located in South Brunswick, New Jersey from the New Jersey Economic Development Authority. Under the terms of the lease expiring in June 2011, the Company purchased the distribution facility and equipment for approximately $21,000.

15.	Segment Reporting

The Company has determined that it has one operating segment: bookselling. This evaluation was made in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), and took into account the Company’s determination that it operates in one business segment was based on application of the criteria in paragraph 10 of SFAS 131. The Company’s evaluation includes the identification of operating segments by considering the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. The bookselling segment has as its principal business the sale of trade books, mass market paperbacks, children’s books, bargain books, magazines, music, movies, calendars, games, café products and services, and gift items directly to customers. Most of these products are sourced by third parties while some are sourced through the Company’s own publishing activities. These product sales collectively account for substantially all of the Company’s sales. Operating segments for the Company have not been aggregated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

16.	Legal Proceedings

The Company is involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property, taxation, employment, benefits, securities, personal injuries and other matters. The results of these proceedings in the ordinary course of business are not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

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

On September 6, 2007, the parties in the State Derivative Action and in the Federal Derivative Action signed a Stipulation of Compromise and Settlement (the Settlement Agreement) with respect to these matters. In entering into the Settlement Agreement, neither the Company nor any of the named defendants admitted to any liability or wrongdoing. Under the terms of the Settlement Agreement, the Company agreed to institute certain corporate governance and internal control measures and to pay plaintiffs’ attorneys’ fees and expenses in the total amount of $2,750.

On May 5, 2008, the New York Supreme Court granted final approval to the Settlement Agreement in the State Derivative Action, and on May 7, 2008, entered final judgment dismissing all of the state derivative claims with prejudice. Pursuant to the terms of the Settlement Agreement, the parties then jointly applied to the United States District Court to dismiss all of the claims in the Federal Derivative Action with prejudice, and on May 16, 2008, the District Court entered an order doing so. The time to file notices of appeal in the State Derivative Action and the Federal Derivative Action expired in June 2008, and no such notices were filed.

In re Initial Public Offering Securities Litigation

The class action lawsuit In re Initial Public Offering Securities Litigation filed in the United States District Court for the Southern District of New York in April 2002 (the Action) named over 1,000 individuals and 300 corporations, including Fatbrain.com, LLC, a former subsidiary of Barnes & Noble.com (Fatbrain), and its former officers and directors. The amended complaints in the Action all allege that the initial public offering registration statements filed by the defendant issuers with the SEC, including the one filed by Fatbrain, were false and misleading because they failed to disclose that the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

defendant underwriters were receiving excess compensation in the form of profit sharing with certain of its customers and that some of those customers agreed to buy additional shares of the defendant issuers’ common stock in the after market at increasing prices. The amended complaints also allege that the foregoing constitute violations of: (i) Section 11 of the Securities Act of 1933, as amended (Securities Act), by the defendant issuers, the directors and officers signing the related registration statements, and the related underwriters; (ii) Rule 10b-5 promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), by the same parties; and (iii) the control person provisions of the Securities Act and Exchange Act by certain directors and officers of the defendant issuers. A motion to dismiss by the defendant issuers, including Fatbrain, was denied.

After extensive negotiations among representatives of plaintiffs and defendants, the parties entered into a memorandum of understanding (MOU), outlining a proposed settlement resolving the claims in the Action between plaintiffs and the defendant issuers. Subsequently a settlement agreement was executed between the defendants and plaintiffs in the Action, the terms of which are consistent with the MOU. The settlement agreement was submitted to the court for approval and on February 15, 2005, the judge granted preliminary approval of the settlement.

On December 5, 2006, the federal appeals court for the Second Circuit issued a decision reversing the District Court’s class certification decision in six focus cases. In light of that decision, the District Court stayed all proceedings, including consideration of the settlement. Plaintiffs then filed, in January 2007, a Petition for Rehearing En Banc before the Second Circuit, which was denied in April 2007. On May 30, 2007, plaintiffs moved, before the District Court, to certify a new class. On June 25, 2007, the District Court entered an order terminating the settlement agreement. On October 2, 2008, plaintiffs agreed to withdraw the class certification motion. On October 10, 2008, the District Court signed an order granting the request.

An agreement in principle has now been negotiated among counsel for all of the issuers, plaintiffs, insurers and underwriters, which remains subject to court approval. If the proposed settlement is approved, no settlement payment will be made by the Company. If the proposed settlement is not approved, the Company intends to vigorously defend this lawsuit.

Barnesandnoble.com LLC v. Yee, et al.

On December 21, 2007, Barnes & Noble.com filed a complaint in the United States District Court for the Eastern District of California for declaratory and injunctive relief against the members of the California Board of Equalization (the BOE) and others. The complaint sought a declaration that the actions of the State of California in seeking to impose California sales and use tax on the sales of Barnes & Noble.com for the period of May 1, 2000 through March 31, 2004 in the amount of approximately $17,000, plus interest and penalties, violate the Commerce Clause and the First Amendment of the United States Constitution, as well as the California Administrative Procedures Act. This assessment was also the subject of an administrative protest filed by Barnes & Noble.com. Barnes & Noble.com was also challenging another earlier assessment by the BOE in the amount of approximately $700, plus interest and penalties, for the period of November 15, 1999 through January 31, 2000. This earlier assessment was struck down by a decision of the California Superior Court on September 7, 2007 in favor of Barnes & Noble.com, and the BOE filed an appeal in the California Court of Appeal (First District).

On May 29, 2008, the BOE approved a global settlement with Barnes & Noble.com resolving all disputes between Barnes & Noble.com and the State of California for sales and use taxes, including the pending litigation in the United States District Court for the Eastern District of California and the California Court of Appeal (First District). Under the settlement, the two tax determinations against

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Barnes & Noble.com in the total amount of approximately $17,700, plus all interest and penalties, were canceled by the BOE. In addition, the BOE waived all claims for sales and use taxes, interest, and penalties through November 1, 2005, the date on which Barnes & Noble.com voluntarily commenced collecting and remitting sales and use taxes to the State of California. A final settlement agreement was entered into by the parties on August 19, 2008. In connection with the settlement, Barnes & Noble.com paid the State of California $8,302 on August 28, 2008.

Hostetter v. Barnes & Noble Booksellers, Inc. et al.

On December 4, 2008, a purported class action complaint was filed against Barnes & Noble Booksellers, Inc. in the Superior Court for the State of California making the following allegations against defendants with respect to hourly managers and/or assistant managers at Barnes & Noble stores located in the State of California: (1) failure to pay wages and overtime; (2) failure to provide meal and/or rest breaks; (3) waiting time penalties; and (4) unfair competition. The complaint contains no allegations concerning the number of any such alleged violations or the amount of recovery sought on behalf the purported class. On March 4, 2009, Barnes and Noble filed an answer denying all claims. On March 5, 2009, Barnes and Noble removed this matter to federal court.

17.	Certain Relationships and Related Transactions

The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and related third parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into. The Audit Committee of the Board of Directors is designated to approve in advance any new proposed transaction or agreement (including amendments of any existing agreements) with related parties and utilizes procedures in evaluating the terms and provisions of such proposed transaction or agreements as are appropriate in accordance with the fiduciary duties of directors under Delaware law. In addition, management annually analyzes all existing related party agreements and transactions and reviews them with the Audit Committee.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity in which Leonard Riggio (the Company’s Founder and Chairman) has a majority interest and expires in 2013; the second location is leased from an entity in which Leonard Riggio has a minority interest and expires in 2016. The space was rented at an aggregate annual rent including real estate taxes of $4,681, $4,603 and $4,559 in fiscal years 2008, 2007 and 2006, respectively.

The Company leases an office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. The space was rented at an annual rent of $810, $738 and $727 in fiscal years 2008, 2007 and 2006, respectively. Net of subtenant income, the Company paid $307, $258 and $260 in fiscal years 2008, 2007 and 2006, respectively.

The Company leases retail space in a building in which Barnes & Noble College Booksellers, Inc. (B&N College), a company owned by Leonard Riggio and his wife, subleases space from the Company, pursuant to a sublease expiring in 2020. Pursuant to such sublease, the Company charged B&N College $773, $840 and $884 for such subleased space and other operating costs incurred on its behalf during fiscal years 2008, 2007 and 2006, respectively. The amount paid by B&N College to the Company exceeds the cost per square foot paid by the Company to its unaffiliated third-party landlord.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The Company purchases new and used textbooks at market prices directly from MBS Textbook Exchange, Inc. (MBS), a corporation majority-owned by Leonard Riggio, Stephen Riggio and various members of the Riggio family. Total purchases were $8,250, $7,539 and $6,945 for fiscal years 2008, 2007 and 2006, respectively. MBS distributes certain proprietary products on behalf of the Company. Net sales received by the Company after deducting MBS fees were $340, $419 and $362 for fiscal years 2008, 2007 and 2006, respectively. Fees paid to MBS were $50, $65 and $55 during fiscal years 2008, 2007 and 2006, respectively. In fiscal 2006, MBS began selling used books as part of the Barnes & Noble.com dealer network. MBS pays Barnes & Noble.com the same commission as other dealers in the Barnes & Noble dealer network. Barnes & Noble.com earned a commission of $1,410, $1,598 and $1,626 on the MBS used book sales in fiscal 2008, 2007 and 2006, respectively. In addition, Barnes & Noble.com maintains a link on its website which is hosted by MBS and through which Barnes & Noble.com customers are able to sell used books directly to MBS. Barnes & Noble.com is paid a fixed commission on the price paid by MBS to the customer. Total commissions paid to Barnes & Noble.com were $130, $81 and $34 for fiscal years 2008, 2007 and 2006, respectively.

The Company licenses the “Barnes & Noble” name under a royalty-free license agreement dated February 11, 1987, as amended, from B&N College. Barnes & Noble.com licenses the “Barnes & Noble” name under a royalty-free license agreement, dated October 31, 1998, as amended, between Barnes & Noble.com and B&N College (the License Agreement). Pursuant to the License Agreement, Barnes & Noble.com has been granted an exclusive license to use the “Barnes & Noble” name and trademark in perpetuity for the purpose of selling books over the Internet (excluding sales of college textbooks). Under a separate agreement dated as of January 31, 2001 (the Textbook License Agreement), between Barnes & Noble.com, B&N College and Textbooks.com, Inc. (Textbooks.com), a corporation owned by Leonard Riggio, Barnes & Noble.com was granted the right to sell college textbooks over the Internet using the “Barnes & Noble” name. Pursuant to the Textbook License Agreement, Barnes & Noble.com pays Textbooks.com a royalty on revenues (net of product returns, applicable sales tax and excluding shipping and handling) realized by Barnes & Noble.com from the sale of books designated as textbooks. The current term of the agreement is through January 31, 2010 and it renews annually for additional one-year periods unless terminated 12 months prior to the end of any given term. Royalty expense was $5,814, $4,864 and $3,916 for fiscal years 2008, 2007 and 2006, respectively, under the terms of the Textbook License Agreement.

The Company reimbursed B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges are included in the accompanying consolidated statements of operations and were $235, $200 and $248 for fiscal 2008, 2007 and 2006, respectively. B&N College purchased inventory, at cost plus an incremental fee, of $49,172, $50,597 and $48,574 from the Company during fiscal 2008, 2007 and 2006, respectively. B&N College reimbursed the Company $3,506, $4,889 and $2,698 for fiscal years 2008, 2007 and 2006, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which include fuel, insurance and other costs were $1,823, $1,921 and $1,722 during fiscal 2008, 2007 and 2006, respectively, and are included in the accompanying consolidated statements of operations.

B&N College operates campus bookstores pursuant to agreements with a large number of colleges and universities. The Company has recently learned that an officer of the Company executed one such agreement between B&N College and a university in 1998 purportedly limiting the Company’s ability to open a store within five miles of the university bookstore without the university’s consent. This agreement, which expires in December 2012, has not played and is not expected to play any role in the Company’s decisions about where to open stores, and the Company has advised B&N College that the provision in question is not enforceable against the Company.

GameStop Corp. (GameStop), a company in which Leonard Riggio is a member of the Board of Directors and a minority shareholder, operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7% of the gross sales of such departments, which totaled $1,250, $1,221 and $996 during fiscal 2008, 2007 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

GameStop sells new and used video games and consoles on the Barnes & Noble.com website. Barnes & Noble.com receives a commission on sales made by GameStop. For fiscal years 2008, 2007 and 2006, the commission earned by Barnes & Noble.com was $531, $447 and $343, respectively.

Until June 2005, GameStop participated in the Company’s worker’s compensation, property and general liability insurance programs. The costs incurred by the Company under these programs were allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. GameStop reimbursed the Company for these services $162, $289 and $838 during fiscal 2008, 2007 and 2006, respectively. Although GameStop secured its own insurance coverage, costs are continuing to be incurred by the Company on insurance claims which were made under its programs prior to June 2005 and any such costs applicable to insurance claims against GameStop will be charged to GameStop at the time incurred.

The Company is provided with national freight distribution, including trucking services by Argix Direct Inc. (Argix), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest, pursuant to a transportation agreement expiring in 2012. The Company paid Argix $16,981, $18,953 and $20,524 for such services during fiscal years 2008, 2007 and 2006, respectively. At the time of the agreement, the cost of freight delivered to the stores by Argix was comparable to the prices charged by publishers and the Company’s other third party freight distributors. However, due to higher contracted fuel surcharge and transportation costs, Argix’s rates are now higher than the Company’s other third party freight distributors. As a result, the Company amended its existing agreement with Argix effective January 1, 2009. The amendment provides the Company with a $3,000 annual credit to its freight and transportation costs for the remaining life of the existing agreement. Argix also leases office and warehouse space from the Company in Jamesburg, New Jersey, pursuant to a lease expiring in 2011. The Company charged Argix $2,835, $2,642 and $2,005 for such leased space and other operating costs incurred on its behalf during fiscal 2008, 2007 and 2006, respectively.

The Company uses Source Interlink Companies, Inc. (Source Interlink) as its primary supplier of music and DVD/video, as well as magazines and newspapers. Leonard Riggio is an investor in an investment company that owns a minority interest in Source Interlink. In addition, Ronald W. Burkle, who owns a minority interest in the Company, also owns a minority interest in Source Interlink through his ownership interests in AEC Associates, LLC. The Company paid Source Interlink $395,144, $438,159 and $442,685 for merchandise purchased at market prices during fiscal 2008, 2007 and 2006, respectively. Outstanding amounts payable to Source Interlink for merchandise purchased were $53,217, $58,822 and $68,048 as of January 31, 2009, February 2, 2008 and February 3, 2007, respectively.

The Company uses Digital on Demand as its provider of music and video database equipment and services. Leonard Riggio owns a minority interest in Digital on Demand through the same investment company through which he owns a minority interest in Source Interlink. The Company paid Digital on Demand $4,893, $4,396 and $4,705 for music and video database equipment and services during fiscal 2008, 2007 and 2006, respectively.

18.	Dividends

During fiscal 2008, the Company paid a quarterly cash dividend of $0.15 per share on March 31, 2008 to stockholders of record at the close of business on March 10, 2008. On March 20, 2008, the Company announced that its Board of Directors had authorized an increase to its quarterly cash dividend from $0.15 to $0.25 per share, commencing with the dividend to be paid in June 2008. The Company paid quarterly cash dividends of $0.25 per share on June 30, 2008 to stockholders of record at the close of business on June 9, 2008, on September 30, 2008 to stockholders of record at the close of business on September 9, 2008, and on December 31, 2008 to stockholders of record at the close of business on December 10, 2008. The Company also paid a dividend of $0.25 per share on March 31, 2009 to stockholders of record at the close of business on March 10, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

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

19.	Subsequent Events

On March 4, 2009, the Company acquired Fictionwise, a leader in the e-book marketplace, for $15,700 in cash. The Company plans to use Fictionwise as part of its overall digital strategy, which includes the expected launch of an e-Bookstore later this year. In addition to the purchase price, the Company will make earn out payments if certain performance targets are met over the next two years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

20.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for each of the last two fiscal years is as follows:

Fiscal 2008 Quarter Ended On or About	April 2008	July 2008	October 2008	January 2009	Total Fiscal Year 2008
Sales	$1,155,882	1,220,989	1,113,317	1,631,616	5,121,804
Gross profit	$347,967	374,399	336,123	522,717	1,581,208
Earnings (loss) from continuing operations	$(566)	16,771	(15,952)	85,172	85,426
Loss from discontinued operations	(1,658)	(1,360)	(2,468)	(4,020)	(9,506)

Net earnings (loss)	$(2,224)	15,411	(18,420)	81,152	75,920
Basic earnings (loss) per common share:
Earnings (loss) from continuing operations	$(0.01)	0.31	(0.29)	1.56	1.55
Loss from discontinued operations	(0.03)	(0.03)	(0.05)	(0.07)	(0.17)

Net earnings (loss)	$(0.04)	0.28	(0.34)	1.49	1.38
Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations	$(0.01)	0.30	(0.29)	1.53	1.49
Loss from discontinued operations	(0.03)	(0.03)	(0.05)	(0.07)	(0.17)

Net earnings (loss)	$(0.04)	0.27	(0.34)	1.46	1.32

Fiscal 2007 Quarter Ended On or About	April 2007	July 2007	October 2007	January 2008	Total Fiscal Year 2007
Sales	$1,142,256	1,241,434	1,164,004	1,738,980	5,286,674
Gross profit	$333,783	362,167	354,230	556,649	1,606,829
Earnings (loss) from continuing operations	$(128)	19,897	6,601	108,540	134,911
Earnings (loss) from discontinued operations	(1,543)	(1,845)	(2,224)	6,501	888

Net earnings (loss)	$(1,671)	18,052	4,377	115,041	135,799
Basic earnings (loss) per common share:
Earnings (loss) from continuing operations	$(0.00)	0.30	0.10	1.78	2.12
Earnings (loss) from discontinued operations	(0.02)	(0.03)	(0.04)	0.11	0.01

Net earnings (loss)	$(0.03)	0.28	0.07	1.88	2.13
Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations	$(0.00)	0.29	0.10	1.69	2.01
Earnings (loss) from discontinued operations	(0.02)	(0.03)	(0.04)	0.10	0.01

Net earnings (loss)	$(0.03)	0.26	0.07	1.79	2.03

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of January 31, 2009 and February 2, 2008 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three fiscal years in the period ended January 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. and subsidiaries as of January 31, 2009 and February 2, 2008 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Barnes & Noble, Inc. and subsidiaries’ internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 31, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
BDO Seidman, LLP New York, New York March 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of January 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Barnes & Noble, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. and subsidiaries as of January 31, 2009 and February 2, 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three fiscal years in the period ended January 31, 2009, and our report dated March 31, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ BDO SEIDMAN, LLP
BDO Seidman, LLP New York, New York March 31, 2009

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

The Company maintains a comprehensive accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company’s statement of policy regarding ethical and lawful conduct. The Audit Committee of the Board of Directors composed of directors who are not members of management, meets regularly with management, the independent registered public accountants and the internal auditors to ensure that their respective responsibilities are properly discharged. BDO Seidman, LLP and the Internal Audit Department of the Company have full and free independent access to the Audit Committee. The role of BDO Seidman, LLP, an independent registered public accounting firm, is to provide an objective examination of the Consolidated Financial Statements and the underlying transactions in accordance with the standards of the Public Company Accounting Oversight Board. The report of BDO Seidman, LLP accompanies the Consolidated Financial Statements.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Barnes & Noble, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company’s evaluation, management concluded that the Company’s internal control over financial reporting was effective as of January 31, 2009. The Company’s internal control over financial reporting as of January 31, 2009 has been independently audited by BDO Seidman, LLP, an independent registered public accounting firm, and their attestation is included herein.

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2008 filed with the Securities and Exchange Commission, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.