Form 10-K, Exhibit 13
period 2010-05-01
BARNES & NOBLE INC
filed 2010-06-30
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. On September 29, 2009, the Board of Directors of Barnes & Noble, Inc. authorized a change in the Company’s fiscal year end from the Saturday closest to the last day of January to the Saturday closest to the last day of April. The change in fiscal year, which became effective on September 30, 2009 upon the closing of the acquisition of Barnes & Noble College Booksellers, Inc. (B&N College) by Barnes & Noble, Inc. (the Acquisition), gives the Company and B&N College the same fiscal year. The change was intended to better align the Company’s fiscal year with the business cycles of both Barnes & Noble, Inc. and B&N College. As a result of the change in fiscal year, the Company’s 2010 fiscal year began on May 3, 2009 and ended on May 1, 2010 (fiscal 2010).

The Statement of Operations Data for the 52 weeks in fiscal 2010, the 13 weeks ended May 2, 2009 (transition period), 52 weeks ended January 31, 2009 (fiscal 2008), and 52 weeks ended February 2, 2008 (fiscal 2007) and the Balance Sheet Data as of May 1, 2010, May 2, 2009 and January 31, 2009 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 53 weeks ended February 3, 2007 (fiscal 2006) and 52 weeks ended January 28, 2006 (fiscal 2005) and the Balance Sheet Data as of February 2, 2008, February 3, 2007 and January 28, 2006 are derived from audited consolidated financial statements not included in this report. The Statement of Operations Data for the 13 weeks ended May 3, 2008 are derived from unaudited consolidated financial statements which are included elsewhere in this report. The Balance Sheet Data as of May 3, 2008 are derived from unaudited consolidated financial statements not included in this report.

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2010	13 Weeks ended May 2, 2009	13 Weeks ended May 3, 2008	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble stores	$4,320,303	989,149	1,024,667	4,525,020	4,648,409	4,533,912	4,356,611
Barnes & Noble.com	572,763	93,075	100,254	466,082	476,870	433,425	439,657
Barnes & Noble College	836,458	—	—	—	—	—	—
Other(a)	81,040	22,928	30,961	130,702	161,395	172,281	197,664

Total sales	5,810,564	1,105,152	1,155,882	5,121,804	5,286,674	5,139,618	4,993,932
Cost of sales and occupancy	4,133,819	773,491	807,915	3,540,596	3,679,845	3,534,097	3,455,536

Gross profit	1,676,745	331,661	347,967	1,581,208	1,606,829	1,605,521	1,538,396

Selling and administrative expenses	1,392,207	286,554	303,863	1,251,524	1,225,791	1,178,038	1,112,005
Depreciation and amortization	207,774	45,879	41,314	173,557	168,600	166,581	169,354
Pre-opening expenses	3,518	2,472	4,537	12,796	10,387	12,897	10,938

Operating profit (loss)	73,246	(3,244)	(1,747)	143,331	202,051	248,005	246,099
Interest income (expense), net and amortization of deferred financing fees(b)	(28,237)	(199)	807	(2,344)	7,483	1,680	(1,296)

Earnings (loss) from continuing operations before taxes	45,009	(3,443)	(940)	140,987	209,534	249,685	244,803
Income taxes	8,365	(1,374)	(374)	55,591	74,623	100,499	99,758

Earnings (loss) from continuing operations (net of income tax)	36,644	(2,069)	(566)	85,396	134,911	149,186	145,045
Earnings (loss) from discontinued operations (net of income tax)(c)	—	(654)	(1,658)	(9,506)	888	1,341	1,636

Net earnings (loss)	36,644	(2,723)	(2,224)	75,890	135,799	150,527	146,681
Loss attributable to noncontrolling interests(d)	32	30	—	30	—	—	—

Net earnings (loss) attributable to Barnes & Noble, Inc.	$36,676	(2,693)	(2,224)	75,920	135,799	150,527	146,681

Earnings (loss) attributable to Barnes & Noble, Inc.
Earnings (loss) from continuing operations	$36,644	(2,069)	(566)	85,396	134,911	149,186	145,045
Less loss attributable to noncontrolling interests	32	30	—	30	—	—	—

Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$36,676	(2,039)	(566)	85,426	134,911	149,186	145,045

Basic earnings per common share(e)
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$0.64	(0.04)	(0.01)	1.50	2.07	2.24	2.11
Earnings (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	(0.01)	(0.03)	(0.17)	0.01	0.02	0.02

Net earnings (loss) attributable to Barnes & Noble, Inc.	$0.64	(0.05)	(0.04)	1.33	2.08	2.26	2.14

Diluted earnings per common share(e)
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$0.63	(0.04)	(0.01)	1.46	1.99	2.14	2.00
Earnings (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	(0.01)	(0.03)	(0.17)	0.01	0.02	0.02

Net earnings (loss) attributable to Barnes & Noble, Inc.	$0.63	(0.05)	(0.04)	1.29	2.00	2.16	2.02

Dividends paid per share	$1.00	0.25	0.15	0.90	0.60	0.60	0.30

Weighted average common shares outstanding
Basic	55,344	54,759	57,614	55,207	63,662	65,212	67,560
Diluted	56,153	54,759	57,614	56,529	66,221	68,388	71,336

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2010	13 Weeks ended May 2, 2009	13 Weeks ended May 3, 2008	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005
OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	720	726	717	726	713	695	681
Barnes & Noble College	637	—	—	—	—	—	—
B. Dalton stores	—	51	83	52	85	98	118

Total	1,357	777	800	778	798	793	799

Comparable sales increase (decrease)
Barnes & Noble stores(f)	(4.8)%	(5.7)%	(1.5)%	(5.4)%	1.8%	(0.3)%	2.9%
Barnes & Noble.com(g)	24.0%	(7.2)%	7.2%	(1.3)%	13.4%	(1.1)%	5.0%
Barnes & Noble College stores(h)	(0.3)%	—	—	—	—	—	—

Capital expenditures(i)	127,779	22,822	38,278	192,153	193,958	176,040	182,698

BALANCE SHEET DATA:

Total assets	$3,705,686	2,664,279	2,779,006	2,877,864	3,141,247	3,084,456	3,024,674
Long-term debt	$260,400	—	86,700	—	—	—	—
Long-term subordinated note(j)	$150,000	—	—	—	—	—	—

(a)	Includes primarily third-party sales of Sterling Publishing Co., Inc., a wholly-owned subsidiary of the Company, and B. Dalton store sales.

(b)	Amounts for fiscal 2010, the transition period, the 13 weeks ended May 3, 2008, fiscal 2008, 2007, 2006 and 2005 are net of interest income of $452, $211, $1,369, $1,518, $9,169, $5,292 and $6,615, respectively.

(c)	Represents the results of Calendar Club for all periods presented.

(d)	Noncontrolling interest represents the 50% outside interest in Begin Smart LLC.

(e)	On February 1, 2009, the Company adopted ASC 260-10-45, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, whereby the Company’s unvested restricted shares and shares issuable under the Company’s deferred compensation plan are considered participating securities. The Company has retroactively applied the provisions of ASC 260-10-45 to the financial information included for the 13 weeks ended May 3, 2008 and fiscal years 2008, 2007, 2006 and 2005.

(f)	Comparable store sales increase (decrease) is calculated on a 52-week basis (with the exception of those presented for the 13 weeks ended May 2, 2009 and May 3, 2008), and includes sales from stores that have been open for at least 15 months and does not include closed or relocated stores.

(g)	Comparable online sales increase (decrease) have been adjusted from prior year results to conform with the fiscal 2010 presentation.

(h)	Comparable store sales increase (decrease) is calculated since Acquisition and includes sales from stores that have been open for at least 15 months and does not include closed or relocated stores.

(i)	Excludes Calendar Club capital expenditures of $308, $1,988, $2,551, $3,333, and $4,469, for the 13 weeks ended May 3, 2008, fiscal 2008, 2007, 2006, and 2005, respectively.

(j)	See Note 4 to the Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On September 29, 2009, the Board of Directors of Barnes & Noble, Inc. (Barnes & Noble or the Company) authorized a change in the Company’s fiscal year end from the Saturday closest to the last day of January to the Saturday closest to the last day of April. The change in fiscal year, which became effective on September 30, 2009 upon the closing of the acquisition of Barnes & Noble College Booksellers, Inc. (B&N College) by Barnes & Noble (the Acquisition), gives the Company and B&N College the same fiscal year. The change was intended to better align the Company’s fiscal year with the business cycles of both Barnes & Noble and B&N College. Accordingly, the Company’s fiscal 2010 year began on May 3, 2009 following a 13 week transition period ended May 2, 2009. As used in this section, “fiscal 2010” represents the 52 weeks ended May 1, 2010, “transition period” represents the 13 weeks ended May 2, 2009, “fiscal 2008” represents the 52 weeks ended January 31, 2009, and “fiscal 2007” represents the 52 weeks ended February 2, 2008.

General

Barnes & Noble, the nation’s largest bookseller1, is a leading content, commerce and technology company that provides customers easy and convenient access to books, magazines, newspapers and other content across its multi-channel distribution platform. As of May 1, 2010, the Company operated 1,357 bookstores in 50 states, including 637 bookstores on college campuses, and one of the Web’s largest eCommerce sites, which includes the development of digital content products and software. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership and fuel sales growth across multiple channels.

Of the 1,357 bookstores, 720 operate primarily under the Barnes & Noble Booksellers trade name (eight of which were opened during fiscal 2010). B&N College, a wholly-owned subsidiary of Barnes & Noble, operates 637 college bookstores serving nearly four million students and faculty members at colleges and universities across the United States. barnesandnoble.com llc (Barnes & Noble.com) encompasses one of the Web’s largest eCommerce sites, Barnes & Noble eBookstore, Barnes & Noble eReader software, and the Company’s devices and other hardware support. Through Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), the Company is a leading general trade book publisher. The Company employed approximately 40,000 full- and part-time employees as of May 1, 2010.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles, mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, eReaders and related accessories, bargain books, magazines, gifts, café products and services, music and movies direct to customers through its bookstores or on Barnes & Noble.com. Bestsellers (the “top ten” highest selling hardcover fiction and hardcover non-fiction) typically represent between 3% and 5% of Barnes & Noble store sales.

As a result of the Acquisition of B&N College, the Company sells textbooks and course-related materials, emblematic apparel and gifts, trade books, school and dorm supplies, and convenience and café items on college and university campuses. B&N College’s sales account for approximately 14% of the Company’s fiscal 2010 sales. B&N College sales are from the September 30, 2009 Acquisition date. On a full year basis the Company expects B&N College to represent approximately 25% of total Company sales. During fiscal 2010, B&N College operated approximately 16% of the bookstores on college and university campuses throughout the nation.

[1]	Based upon sales reported in trade publications and public filings.

Segments

The Company performed an evaluation on the effect of the Acquisition on the identification of operating segments, considering the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, the Company has determined that it has two operating segments: B&N Retail and B&N College. B&N Retail refers to Barnes & Noble excluding B&N College. The Company will continue to evaluate the effect of its recent change in management structure, as disclosed in the Company’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission (SEC) on March 18, 2010, on the identification of operating segments and reporting units in future filings.

B&N Retail

To address dynamic changes in the book selling industry, Barnes & Noble is repositioning its business from a store-based model to a multi-channel model centered in internet and digital commerce.

In July 2009, Barnes & Noble launched one of the world’s largest eBookstores and digital newsstand, which allows customers to purchase over one million eBooks, newspapers and magazines. Barnes & Noble’s eBookstore is available on a wide range of digital platforms, including NOOK™, iPad™, iPhone®, iPod touch® and select BlackBerry® and Motorola™ smartphones, as well as most laptops or full-sized desktop computers. Barnes & Noble has implemented innovative features on its digital platform to ensure that customers have a seamless experience across their devices.

In October 2009, Barnes & Noble launched NOOK™, the Company’s proprietary eReader, which is sold at Barnes & Noble retail stores, Barnes & Noble.com, Best Buy and BestBuy.com.

Barnes & Noble is currently the only enterprise to offer readers the option of store visits, eCommerce, and digital delivery of books to Barnes & Noble-branded devices or other devices of their choosing.

Barnes & Noble’s digital strategy is to:

•	use its infrastructure to deliver digital content to customers wirelessly and online;

•	utilize the strong Barnes & Noble brand and retail footprint to attract customers to its multi-channel platform;

•	develop innovative technology; and

•	expand its distribution channels through strategic partnerships with world-class hardware and software companies.

Barnes & Noble’s typical retail store offers a comprehensive title base, eReaders and staff who can assist customers with digital content, a café, a children’s section, a music/DVD department, a newsstand and a calendar of ongoing events, including author appearances and children’s activities, which make each Barnes & Noble store an active part of its community. The Company’s leading “community store” concept complements its eCommerce platform, Barnes & Noble.com, which offers direct home delivery of millions of books, music CDs, DVDs/BluRay discs and other related items, which include complementary categories such as toys, games, electronics and gift items.

Barnes & Noble stores range in size from 3,000 to 60,000 square feet depending upon market size, with an overall average store size of 26,000 square feet. In fiscal 2010, the Company reduced the Barnes & Noble store base by 0.1 million square feet, bringing the total square footage to 18.7 million square feet, a 1.5% decrease from fiscal 2008. Each store features an authoritative selection of books, ranging from 20,000 to 200,000 unique titles. The comprehensive title selection is diverse and tailored to each store location to reflect local interests. In addition, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers (the “top ten” highest selling hardcover fiction and hardcover non-fiction titles) typically represent between 3% and 5% of Barnes & Noble sales. Complementing this extensive in-store selection, all Barnes & Noble stores provide customers with on-site access to the millions of books available to online shoppers while offering an option to have the book sent to the store or shipped directly to the customer through Barnes & Noble.com’s delivery system. All Barnes & Noble stores are equipped with the Company’s proprietary BookMaster in-store operating system, which enhances the Company’s merchandise-replenishment system, resulting in high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing. The Company is in the process of integrating the BookMaster system used in each store with Barnes & Noble.com so that its customers share the same experience across both channels.

The Company has a multi-channel marketing strategy that deploys various merchandising programs and promotional activities to drive traffic to both its stores and website. At the center of this program is Barnes & Noble.com, which receives over 450 million visits annually, ranking it among the top 15 multi-channel retailer websites in terms of traffic, as measured by Comscore Media Metrix. Barnes & Noble.com leverages the power of the Barnes & Noble brand to offer online customers a premier destination for books, eBooks, magazines, toys & games, music, DVD and BluRay, video games, and related products and services. In fiscal 2010, Barnes & Noble.com also became a leader in eBooks, offering over one million titles in its eBooks store and launching the award winning NOOK™, the world’s most advanced eBook reader, that features groundbreaking lending technology, a color touchscreen and lets readers download books in seconds.

As a result of this reach, the Company believes that the website provides significant advertising power which would be valued in the tens of millions of dollars if such advertising were placed with third-party websites with comparable reach. In this way, Barnes & Noble.com serves as both the Company’s direct-to-home delivery service and as an important broadcast channel and advertising medium for the Barnes & Noble brand. For example, the online store locator at Barnes & Noble.com receives millions of customer visits each year providing store hours, directions, information about author events and other in-store activities. Similarly, in Barnes & Noble stores, NOOK™ customers can access free Wi-Fi connectivity; enjoy the “Read In Store” feature to browse many complete eBooks for free, and the “More In Store” program, which offers free, exclusive content and special promotions.

The Company’s multi-channel marketing strategy enables it to have consistent cross-channel promotions which are primarily communicated via email. In addition, Barnes & Noble.com is an important component in the Barnes & Noble Member Program.

Fictionwise

On March 4, 2009, the Company acquired Fictionwise, Inc. (Fictionwise), a leader in the eBook marketplace. The acquisition provided a core component to the Company’s overall digital strategy, enabling the launch of one of the world’s largest eBookstores on July 20, 2009. The eBookstore on Barnes & Noble.com enables customers to buy eBooks and read them on a wide range of platforms, including NOOK™, the Company’s eBook reader, iPhone® and iPod touch®, BlackBerry® and Motorola™ smartphones, as well as most laptops or full-sized desktop computers.

Tikatok

On September 24, 2009, the Company acquired the assets of Tikatok Inc. (Tikatok). Tikatok is an online platform where parents and their children and others can write, illustrate, and publish stories into hardcover and paperback books. On its website, Tikatok makes available, among other things, its patent-pending StorySparks™ system, which helps to walk children through the process of creating and writing stories and expands the Company’s reach to additional parents, educators and librarians.

Sterling Publishing

The Company’s subsidiary Sterling Publishing is a leading publisher of non-fiction trade titles. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books and kits across a variety of imprints, in categories such as health & wellness, music & popular culture, food & wine, crafts & photography, puzzles & games and history & current affairs, as well as a large and growing presence in children’s books. In addition, there are over 500 titles in the Barnes & Noble Classics and its Library of Essential Reading series. Sterling also recently introduced ecosystem—a comprehensive assortment of hard- and flexi-cover notebooks, journals and planners. Ecosystem products are 100% made in the USA from 100% recycled paper.

Sterling’s mission is to publish high-quality books that educate, entertain, and enrich the lives of its readers, who deserve the best quality, content and design. Among its best-selling titles are Paul McKenna’s I Can Make You Thin, Kevin Zraly’s Windows on the World Complete Wine Course, Peter Yarrow & Lenny Lipton’s Puff, the Magic Dragon, Terry Walters’s Clean Food, and Cosmopolitan Magazine’s The Cosmo Kama Sutra.

B&N College

On September 30, 2009, the Company acquired B&N College, one of the largest contract operators of bookstores on college and university campuses across the United States. In addition to the bookstores, B&N College operates a corporate website, www.bncollege.com. As of May 1, 2010, College operated 637 stores nationwide serving nearly four million students and faculty members. The company’s customer base, which is mainly comprised of students and faculty, can purchase various items from their campus stores, including textbooks and course-related materials, emblematic apparel and gifts, trade books, eReaders, school and dorm supplies, and convenience and café items. B&N College sells new and used textbooks in campus bookstores and online. In fiscal 2011, B&N College will offer a textbook rental option to its customers, as well as electronic textbooks and other course materials through a proprietary digital platform. B&N College offers its customers a full suite of textbook options: new, used, digital and rental.

B&N College operates 616 traditional college bookstores and 21 academic superstores, which are generally larger in size, offer cafés and provide a sense of community that engages the surrounding campus and local communities in college activities and culture. The traditional bookstores range in size from 500 to 48,000 square feet. The academic superstores range in size from 11,000 to 75,000 square feet.

B&N College generally operates its stores pursuant to multi-year management service agreements under which a school designates B&N College to operate the official school bookstore on campus and B&N College provides the school with regular payments that typically represent a percentage of store sales with a minimum fixed guarantee.

B&N College’s business strategy is to maintain long-term relationships with colleges and universities by providing high-quality service to college administrators, faculty and students.

The Company believes that the key elements that will determine the success of the B&N College stores are:

•	Conversion of more institutionally run college bookstores to contract-managed stores;

•	Opening College Superstores in select markets; and

•	Optimizing comparable store sales through:

•	Growth in enrollments;

•	Expanding local and internet marketing;

•	Increasing web sales of textbooks and other collegiate merchandise; and

•	New merchandising initiatives to roll out additional products and services to B&N College’s locations.

Results of Operations

		13 Weeks Ended
Fiscal Year	Fiscal 2010	May 2, 2009	May 3, 2008	Fiscal 2008	Fiscal 2007
Sales (in thousands)	$5,810,564	1,105,152	1,155,882	5,121,804	5,286,674
Earnings (Loss) From Continuing Operations Attributable to Barnes & Noble, Inc. (in thousands)	$36,676	(2,039)	(566)	85,426	134,911
Diluted Earnings (Loss) Per Common Share From Continuing Operations	$0.63	(0.04)	(0.01)	1.46	1.99
Comparable Sales Increase (Decrease)
Barnes & Noble stores(a)	(4.8)%	(5.7)%	(1.5)%	(5.4)%	1.8%
Barnes & Noble.com(b)	24.0%	(7.2)%	7.2%	(1.3)%	13.4%
Barnes & Noble College stores(c)	(0.3)%	—	—	—	—
Stores Opened
Barnes & Noble stores	8	6	11	35	31
Barnes & Noble College(d)	11	—	—	—	—
B. Dalton stores	—	—	—	—	—

Total	19	6	11	35	31

Stores Closed
Barnes & Noble stores	18	6	7	22	13
Barnes & Noble College(d)	6	—	—	—	—
B. Dalton stores	47	1	2	33	13

Total	71	7	9	55	26

Number of Stores Open at Year End
Barnes & Noble stores(e)	720	726	717	726	713
Barnes & Noble College	637	—	—	—	—
B. Dalton stores	—	51	83	52	85

Total	1,357	777	800	778	798

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores(e)	18.7	18.8	18.3	18.7	18.2
B. Dalton stores	—	0.2	0.3	0.2	0.3

Total	18.7	18.9	18.6	18.9	18.5

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis (with the exception of those presented for the 13 weeks ended May 2, 2009 and May 3, 2008), and includes sales of stores that have been open at least 15 months and does not include closed or relocated stores.

(b)	Comparable online sales increase (decrease) is calculated by adjusting the prior year results to conform with the fiscal 2010 presentation.

(c)	Comparable store sales increase (decrease) is calculated since Acquisition and includes sales from stores that have been open for at least 15 months and does not include closed or relocated stores.

(d)	Represents the number of B&N College stores opened and closed since the Acquisition date.

(e)	Includes the four B. Dalton stores converted to B&N Bookseller stores at February 1, 2010.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

		13 Weeks Ended
Fiscal Year	Fiscal 2010	May 2, 2009	May 3, 2008	Fiscal 2008	Fiscal 2007
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales and occupancy	71.1	70.0	69.9	69.1	69.6

Gross margin	28.9	30.0	30.1	30.9	30.4
Selling and administrative expenses	24.0	25.9	26.3	24.4	23.2
Depreciation and amortization	3.6	4.2	3.6	3.4	3.2
Pre-opening expenses	0.1	0.2	0.4	0.2	0.2

Operating margin (loss)	1.3	(0.3)	(0.2)	2.8	3.8
Interest income, net and amortization of deferred financing fees	0.5	—	0.1	—	0.1

Earnings (loss) from continuing operations before taxes	0.8	(0.3)	(0.1)	2.8	4.0
Income taxes	0.1	(0.1)	—	1.1	1.4

Earnings (loss) from continuing operations (net of income tax)	0.6%	(0.2)%	—%	1.7%	2.6%

Business Overview

Over the past two years, the Company’s financial performance has been adversely impacted by a number of factors, including the economic downturn, increased competition and the expanding digital market.

The Company’s core business is the operation of Barnes & Noble retail stores, from which it derives the majority of its sales and net income. Comparable store sales have declined in recent years due to lower consumer traffic as a result of the factors noted above. Even as the economy improves, the Company expects these trends to continue as consumer spending patterns shift toward internet retailers and digital content. The Company faces increasing competition from the expanding market for electronic books, or “eBooks”, eBook readers and digital distribution of content.

Despite these challenges, the Company believes it has attractive opportunities for future development.

The Company plans to leverage its unique assets, iconic brands and reach to become a leader in the distribution of digital content, as well as increase the online distribution of physical books. In 2009, the Company entered the eBook market with its acquisition of Fictionwise, a leader in the eBook marketplace, and the popularity of its eBook site continues to grow. In addition, the Company launched the NOOK™ eReader, which has become its single best-selling product.

As digital and electronic sales become a larger part of its business, the Company believes its footprint of more than 1,300 stores will continue to be a major competitive asset. The Company plans to integrate its traditional retail, trade book and college bookstores businesses with its electronic and internet offerings, using retail stores in attractive geographic markets to promote and sell digital devices and content. Customers can see, feel and experiment with the NOOK™ in the Company’s stores.

Although the stores will be just a part of the offering, they will remain a key driver of sales and cash flow as the Company expands its multi-channel relationships with its customers. The Company does not expect to open retail stores in new geographic markets or expand the total number of retail stores in the near future.

Although the Company believes cash on hand, cash flows from operating activities, funds available from its senior credit facility and short term vendor financing provide the Company with adequate liquidity and capital resources for seasonal working capital requirements, the Company may raise additional capital to support the growth of online and digital businesses.

52 Weeks Ended May 1, 2010 Compared with 52 Weeks Ended January 31, 2009

Sales

The following table summarizes the Company’s sales for the 52 weeks ended May 1, 2010 and January 31, 2009:

	52 weeks ended
Dollars in thousands	May 1, 2010	% Total	January 31, 2009	% Total
B&N Retail Segment
B&N Stores	$4,320,303	74.4%	$4,525,020	88.3%
B&N.com	572,763	9.9%	466,082	9.1%
Other	81,040	1.4%	130,702	2.6%

B&N Retail Segment Total	$4,974,106	85.6%	$5,121,804	100.0%

B&N College Segment	836,458	14.4%	—	0.0%

Total Sales	$5,810,564	100.0%	$5,121,804	100.0%

The Company’s sales increased $688.8 million, or 13.4%, during fiscal 2010 to $5.81 billion from $5.12 billion during fiscal 2008. This increase was primarily attributable to the following:

•

Barnes & Noble store sales for fiscal 2010 decreased $204.7 million, or 4.5%, to $4.32 billion from $4.53 billion during fiscal 2008, and accounted for 74.4% of total Company sales. The 4.5% decrease in Barnes & Noble store sales was primarily attributable to a 4.8% decrease in comparable store sales, calculated on a 52-week basis comparing fiscal 2010 to the 52 weeks ended May 2, 2009, which decreased sales by $199.3 million, and by closed stores that decreased sales by $89.9 million, offset by new Barnes & Noble stores that contributed to an increase in sales of $113.4 million. The 4.8% decrease in comparable store sales was primarily due to the 5.7% decline in store traffic in fiscal 2010 compared to the 52 weeks ended May 2, 2009, which contributed to lower transaction volumes, as well as decreases in comparable music and audio department sales caused by industry trends toward electronic downloads, offset by sales of NOOK™ at Barnes & Noble stores.

•

Barnes & Noble.com sales increased $106.7 million, or 22.9%, to $572.8 million during fiscal 2010 from $466.1 million during the fiscal 2008. This increase to sales was primarily due to the launch of NOOK™ and other digital product sales, as well as the promotional launch of “everyday low pricing” (EDLP), which also led to increased traffic to the website.

•

B&N College contributed $836.5 million in sales since the Acquisition on September 30, 2009. Comparable sales for B&N College decreased 0.3% during this time and were primarily attributable to modest declines in textbook and trade book sales affected by general economic conditions, the decrease in educational funding for colleges and universities and increased competition.

•	Other includes B. Dalton sales. As of January 31, 2010, all but four B. Dalton stores were closed. The Company has converted the four remaining B. Dalton stores to B&N Bookseller stores.

In fiscal 2010, the Company opened eight Barnes & Noble stores and closed 18, bringing its total number of Barnes & Noble stores to 720 with 18.7 million square feet. Since the date of Acquisition, the Company added 11 B&N College stores and closed six, ending the period with 637 B&N College stores. As of May 1, 2010, the Company operated 1,357 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

	52 weeks ended
Dollars in thousands	May 1, 2010	% Sales	January 31, 2009	% Sales
B&N Retail Segment	$3,474,525	69.9%	$3,540,596	69.1%
B&N College Segment	659,294	78.8%	—	0.0%

Total Cost of Sales and Occupancy	$4,133,819	71.1%	$3,540,596	69.1%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, and common area maintenance, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy increased $593.2 million, or 16.8%, to $4.13 billion in fiscal 2010 from $3.54 billion in fiscal 2008. Cost of sales and occupancy increased as a percentage of sales to 71.1% in fiscal 2010 from 69.1% during fiscal 2008. B&N Retail Segment cost of sales and occupancy increased as a percentage of sales to 69.9% from 69.1% during the 52 weeks ended May 1, 2010 and January 31, 2009, respectively. This increase was primarily attributable to higher online sales due to the promotional launch of EDLP, NOOK™ and eBook sales, offset by reductions in returns to suppliers due to tighter inventory purchasing controls and reductions in the Company’s distribution center average cost per unit processed, as well as lower freight costs in general.

Selling and Administrative Expenses

	52 weeks ended
Dollars in thousands	May 1, 2010	% Sales	January 31, 2009	% Sales
B&N Retail Segment	$1,240,039	24.9%	$1,251,524	24.4%
B&N College Segment	152,168	18.2%	—	0.0%

Total Selling and Administrative Expenses	$1,392,207	24.0%	$1,251,524	24.4%

Selling and administrative expenses increased $140.7 million, or 11.2%, to $1.39 billion in fiscal 2010 from $1.25 billion in fiscal 2008. Selling and administrative expenses decreased as a percentage of sales to 24.0% in fiscal 2010 from 24.4% during fiscal 2008. B&N Retail Segment selling and administrative expenses increased as a percentage of sales to 24.9% during the 52 weeks ended May 1, 2010 from 24.4% during the 52 weeks ended January 31, 2009. This increase was primarily due to $10.4 million of Acquisition-related costs, increased resources into the Company’s digital strategies and the deleveraging of fixed expenses with the negative comparable store sales, offset by a $6.7 million benefit related to an insurance settlement.

Depreciation and Amortization

	52 weeks ended
Dollars in thousands	May 1, 2010	% Sales	January 31, 2009	% Sales
B&N Retail Segment	$182,911	3.7%	$173,557	3.4%
B&N College Segment	24,863	3.0%	—	0.0%

Total Depreciation and Amortization	$207,774	3.6%	$173,557	3.4%

Depreciation and amortization increased $34.2 million, or 19.7%, to $207.8 million in fiscal 2010, from $173.6 million in fiscal 2008. During the 52 weeks ended May 1, 2010, B&N Retail Segment depreciation and amortization increased $9.4 million, or 5.4%, to $182.9 million from $173.6 million during the 52 weeks ended January 31, 2009. This increase was primarily due to the shift in capital expenditures from new store openings to existing store maintenance and technology investments that have shorter economic lives.

Pre-opening Expenses

	52 weeks ended
Dollars in thousands	May 1, 2010	% Sales	January 31, 2009	% Sales
B&N Retail Segment	$3,461	0.1%	$12,796	0.2%
B&N College Segment	57	0.0%	—	0.0%

Total Pre-opening Expenses	$3,518	0.1%	$12,796	0.2%

Pre-opening expenses decreased $9.3 million, or 72.5%, in fiscal 2010 to $3.5 million from $12.8 million in fiscal 2008. This decrease was primarily the result of the lower volume of Barnes & Noble new store openings.

Operating Profit

	52 weeks ended
Dollars in thousands	May 1, 2010	% Sales	January 31, 2009	% Sales
B&N Retail Segment	$73,170	1.5%	$143,331	2.8%
B&N College Segment	76	0.0%	—	0.0%

Total Operating Profit	$73,246	1.3%	$143,331	2.8%

The Company’s consolidated operating profit decreased $70.1 million, or 48.9%, to $73.2 million in fiscal 2010 from $143.3 million in fiscal 2008. This decrease in operating profit was primarily due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 weeks ended
Dollars in thousands	May 1, 2010	January 31, 2009	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$28,237	$2,344	1,104.7%

Net interest expense and amortization of deferred financing fees increased $25.9 million, or 1,104.7%, to $28.2 million in fiscal 2010 from $2.3 million in fiscal 2008. This increase in interest expense was primarily due to the interest expense related to the notes issued in connection with the Acquisition of B&N College.

Income Taxes

	52 weeks ended
Dollars in thousands	May 1, 2010	Effective Rate	January 31, 2009	Effective Rate
Income Taxes	$8,365	18.6%	$55,591	39.4%

Income taxes were $8.4 million in fiscal 2010 compared with $55.6 million in fiscal 2008. The Company’s effective tax rate in fiscal 2010 decreased to 18.6% compared with 39.4% during fiscal 2008. The decrease in the effective tax rate was due primarily to the recognition of previously unrecognized tax benefits for years settled with the applicable tax authorities. This benefit was partially offset by additional accruals for subsequent years’ unrecognized tax benefits.

Loss from Discontinued Operations

On February 25, 2009, the Company sold its interest in Calendar Club to Calendar Club and its chief executive officer for $7.0 million, which was comprised of $1.0 million in cash and $6.0 million in notes. Calendar Club is no longer a subsidiary of the Company and the results of Calendar Club have been classified as discontinued operations in all periods presented. Accordingly, the Company reported a $9.5 million loss from discontinued operations for the 52 weeks ended January 31, 2009.

Net Loss Attributable to Noncontrolling Interests

Net loss attributable to noncontrolling interests was $0.03 million during fiscal 2010 and fiscal 2008, and relates to the 50% outside interest in Begin Smart LLC.

Net Earnings Attributable to Barnes & Noble, Inc.

	52 weeks ended
Dollars in thousands	May 1, 2010	Diluted EPS	January 31, 2009	Diluted EPS
Net Earnings Attributable to Barnes & Noble, Inc.	$36,676	$0.63	$75,920	$1.29

As a result of the factors discussed above, the Company reported consolidated net earnings of $36.7 million (or $0.63 per diluted share) during fiscal 2010, compared with consolidated net earnings of $75.9 million (or $1.29 per diluted share) during fiscal 2008.

13 Weeks Ended May 2, 2009 Compared with 13 Weeks Ended May 3, 2008

Sales

The following table summarizes the Company’s sales for the 13 weeks ended May 2, 2009 and May 3, 2008:

	13 weeks ended
Dollars in thousands	May 2, 2009	% Total	May 3, 2008	% Total
B&N Retail Segment
B&N Stores	$989,149	89.5%	$1,024,667	88.6%
B&N.com	93,075	8.4%	100,254	8.7%
Other	22,928	2.1%	30,961	2.7%

Total Sales	$1,105,152	100.0%	$1,155,882	100.0%

During the 13 weeks ended May 2, 2009, the Company’s sales decreased $50.7 million, or 4.4%, to $1.11 billion from $1.16 billion during the 13 weeks ended May 3, 2008. This decrease was primarily attributable to the following:

•

Barnes & Noble store sales for the 13 weeks ended May 2, 2009 decreased $35.5 million, or 3.5%, to $989.1 million from $1.02 billion during the 13 weeks ended May 3, 2008, and accounted for 89.5% of total Company sales. The 3.5% decrease in Barnes & Noble store sales was primarily attributable to a 4.9% decrease in transaction volume driven by a decline in traffic stemming from general economic conditions, which resulted in a 5.7% decrease in comparable store sales or $54.6 million, and closed stores that decreased sales by $23.4 million, offset by new Barnes & Noble store sales of $42.2 million. The 5.7% decrease in comparable store sales was also attributable to the decrease in comparable music and audio department sales caused by industry trends toward electronic downloads.

•

Barnes & Noble.com sales decreased $7.2 million, or 7.2%, to $93.1 million during the 13 weeks ended May 2, 2009 from $100.3 million during the 13 weeks ended May 3, 2008. This decrease was primarily due to lower conversion ratio, which measures the ratio of online orders to visits. The decrease was also due to lower average online order values.

•

Other includes B. Dalton sales. B. Dalton sales decreased $5.3 million, or 32.7%, to $10.8 million during the 13 weeks ended May 2, 2009 from $16.1 million during the 13 weeks ended May 3, 2008. This decrease was primarily attributable to the closing of 32 B. Dalton stores over the prior 12 months.

During the 13 weeks ended May 2, 2009, the Company opened six Barnes & Noble stores and closed six, bringing its total number of Barnes & Noble stores to 726 with 18.8 million square feet. The Company closed one B. Dalton store, ending the period with 51 B. Dalton stores and 0.2 million square feet. As of May 2, 2009, the Company operated 777 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

	13 weeks ended
Dollars in thousands	May 2, 2009	% Sales	May 3, 2008	% Sales
Cost of Sales and Occupancy	$773,491	70.0%	$807,915	69.9%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense and common area maintenance, partially offset by landlord tenant allowances amortized over the life of the lease.

During the 13 weeks ended May 2, 2009, cost of sales and occupancy decreased $34.4 million, or 4.3%, to $773.5 million from $807.9 million during the 13 weeks ended May 3, 2008. As a percentage of sales, cost of sales and occupancy increased slightly to 70.0% from 69.9% the same period one year ago. This increase was primarily attributable to the deleveraging of fixed occupancy costs on the negative comparable store sales, partially offset by lower distribution expenses as well as merchandising and supply chain initiatives.

Selling and Administrative Expenses

	13 weeks ended
Dollars in thousands	May 2, 2009	% Sales	May 3, 2008	% Sales
Selling and Administrative Expenses	$286,554	25.9%	$303,863	26.3%

Selling and administrative expenses decreased $17.3 million, or 5.7%, to $286.6 million during the 13 weeks ended May 2, 2009 from $303.9 million during the 13 weeks ended May 3, 2008. During the 13 weeks ended May 2, 2009, selling and administrative expenses decreased as a percentage of sales to 25.9% from 26.3% during the prior year period. During the 13 weeks ended May 3, 2008, the Company incurred an $8.3 million charge for a settlement with the State of California regarding the collection of sales and use taxes on sales made by Barnes & Noble.com from 1999 to 2005. Excluding this charge, selling and administrative expenses increased as a percentage of sales to 25.9% from 25.6% the same period one year ago. This increase was primarily due to the deleveraging of fixed expenses with the negative comparable store sales, offset in part by planned cost reductions.

Depreciation and Amortization

	13 weeks ended
Dollars in thousands	May 2, 2009	% Sales	May 3, 2008	% Sales
Depreciation and Amortization	$45,879	4.2%	$41,314	3.6%

During the 13 weeks ended May 2, 2009, depreciation and amortization increased $4.6 million, or 11.0%, to $45.9 million from $41.3 million during the 13 weeks ended May 3, 2008. This increase was primarily due to depreciation on additional capital expenditures for existing store maintenance, technology investments and new store openings.

Pre-opening Expenses

	13 weeks ended
Dollars in thousands	May 2, 2009	% Sales	May 3, 2008	% Sales
Pre-opening Expenses	$2,472	0.2%	$4,537	0.4%

Pre-opening expenses decreased $2.1 million, or 45.5%, to $2.5 million during the 13 weeks ended May 2, 2009 from $4.5 million for the 13 weeks ended May 3, 2008. This decrease was primarily the result of the timing and volume of new store openings.

Operating Loss

	13 weeks ended
Dollars in thousands	May 2, 2009	% Sales	May 3, 2008	% Sales
Operating Loss	$ (3,244)	(0.3)%	$ (1,747)	(0.2)%

The Company’s consolidated operating loss increased $1.5 million, or 85.7%, to $3.2 million during the 13 weeks ended May 2, 2009 from $1.7 million during the 13 weeks ended May 3, 2008. This increase was primarily due to the negative comparable store sales, as well as the matters discussed above.

Interest Income (Expense), Net and Amortization of Deferred Financing Fees

	13 weeks ended
Dollars in thousands	May 2, 2009	May 3, 2008	% of Change
Interest Income (Expense), Net and Amortization of Deferred Financing Fees	$ (199)	$ 807	(124.7)%

Net interest (expense) income and amortization of deferred financing fees decreased $1.0 million, or 124.7%, to ($0.2) million during the 13 weeks ended May 2, 2009 from $0.8 million during the 13 weeks ended May 3, 2008. The decrease in interest income was primarily due to lower investment rates.

Income Taxes

	13 weeks ended
Dollars in thousands	May 2, 2009	Effective Rate	May 3, 2008	Effective Rate
Income Taxes	$(1,374)	39.9%	$(374)	39.8%

Income tax benefit during the 13 weeks ended May 2, 2009 was $1.4 million compared with $0.4 million during the 13 weeks ended May 3, 2008. The Company’s effective tax rate was 39.9% and 39.8% for the 13 weeks ended May 2, 2009 and May 3, 2008, respectively.

Loss from Discontinued Operations

On February 25, 2009, the Company sold its interest in Calendar Club to Calendar Club and its chief executive officer for $7.0 million, which was comprised of $1.0 million in cash and $6.0 million in notes. As a result of this transaction and the operating loss to the date of the sale, the Company incurred a non-cash after-tax charge of approximately $0.7 million during the 13 weeks ended May 2, 2009, compared with $1.7 million during the 13 weeks ended May 3, 2008. Calendar Club is no longer a subsidiary of the Company and the results of Calendar Club have been classified as discontinued operations in all periods presented.

Net Loss Attributable to Noncontrolling Interests

Net loss attributable to noncontrolling interests was $0.03 million during the 13 weeks ended May 2, 2009 and relates to the Company’s 50% outside interest in Begin Smart LLC.

Net Loss Attributable to Barnes & Noble, Inc.

	13 weeks ended
Dollars in thousands	May 2, 2009	Diluted EPS	May 3, 2008	Diluted EPS
Net Loss Attributable to Barnes & Noble, Inc.	$(2,693)	$(0.05)	$(2,224)	$(0.04)

As a result of the factors discussed above, the Company reported a consolidated net loss of $2.7 million (or $0.05 per diluted share) during the 13 weeks ended May 2, 2009, compared with a consolidated net loss of $2.2 million (or $0.04 per diluted share) during the 13 weeks ended May 3, 2008.

52 Weeks Ended January 31, 2009 Compared with 52 Weeks Ended February 2, 2008

Sales

The following table summarizes the Company’s sales for the 52 weeks ended January 31, 2009 and February 2, 2008:

	52 weeks ended
Dollars in thousands	January 31, 2009	% Total	February 2, 2008	% Total
B&N Retail Segment
B&N Stores	$4,525,020	88.3%	$4,648,409	87.9%
B&N.com	466,082	9.1%	476,870	9.0%
Other	130,702	2.6%	161,395	3.1%

Total Sales	$5,121,804	100.0%	$5,286,674	100.0%

During fiscal 2008, the Company’s sales decreased $164.9 million, or 3.1%, to $5.12 billion from $5.29 billion during fiscal 2007. This decrease was primarily attributable to the following:

•

Barnes & Noble store sales decreased $123.4 million, or 2.7%, during fiscal 2008 to $4.53 billion from $4.65 billion during fiscal 2007 and accounted for 88.3% of total Company sales. The 2.7% decrease in Barnes & Noble store sales was primarily attributable to a 5.2% decrease in transaction volume driven by a decline in traffic stemming from general economic conditions, which contributed to a 5.4% decrease in comparable store sales or $237.7 million, and closed stores that decreased sales by $101.3 million, offset by new Barnes & Noble store sales of $208.5 million. The 5.4% decrease in comparable store sales was also due to a decrease in comparable music and audio department sales caused by industry trends toward electronic downloads.

•

Barnes & Noble.com sales decreased $10.8 million, or 2.3%, during fiscal 2008 to $466.1 million from $476.9 million during fiscal 2007. This decrease was primarily attributable to a 1.3% decrease in comparable sales or $6.1 million. The 1.3% decrease in comparable sales was primarily due to a decrease in traffic.

•

Other includes B. Dalton sales. B. Dalton sales decreased $17.0 million, or 20.1%, during fiscal 2008 to $67.5 million from $84.5 million during fiscal 2007. This decrease was primarily attributable to the closing of 33 B. Dalton stores during fiscal 2008.

In fiscal 2008, the Company opened 35 Barnes & Noble stores and closed 22, bringing its total number of Barnes & Noble stores to 726 with 18.7 million square feet. The Company closed 33 B. Dalton stores, ending the period with 52 B. Dalton stores and 0.2 million square feet. As of January 31, 2009, the Company operated 778 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

	52 weeks ended
Dollars in thousands	January 31, 2009	% Sales	February 2, 2008	% Sales
Cost of Sales and Occupancy	$3,540,596	69.1%	$3,679,845	69.6%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense and common area maintenance, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $139.2 million, or 3.8%, to $3.54 billion in fiscal 2008 from $3.68 billion in fiscal 2007. As a percentage of sales, cost of sales and occupancy decreased to 69.1% in fiscal 2008 from 69.6% in fiscal 2007. This decrease was primarily attributable to reduced promotional markdowns, better product mix and increased volume through the Company’s distribution centers, which more than offset the deleveraging of fixed occupancy costs on the negative comparable store sales.

Selling and Administrative Expenses

	52 weeks ended
Dollars in thousands	January 31, 2009	% Sales	February 2, 2008	% Sales
Selling and Administrative Expenses	$1,251,524	24.4%	$1,225,791	23.2%

Selling and administrative expenses increased $25.7 million, or 2.1%, to $1.25 billion in fiscal 2008 from $1.23 billion in fiscal 2007. As a percentage of sales, selling and administrative expenses increased to 24.4% in fiscal 2008 from 23.2% in fiscal 2007. Included in selling and administrative expenses in fiscal 2008 were an $11.7 million impairment charge for property and equipment, an $8.3 million charge for the settlement with the State of California regarding the collection of sales and use taxes on sales made by Barnes & Noble.com from 1999 to 2005, $4.1 million of severance related to the elimination of certain corporate office expenses and a $3.0 million charge related to a management resignation. Included in selling and administrative expenses in fiscal 2007 were legal costs of $11.1 million, and an impairment charge of $5.9 million, offset by a $6.4 million gain in insurance proceeds from the Hurricane Katrina settlement. Excluding these charges, selling and administrative expenses increased in fiscal 2008 as a percentage of sales to 23.9% from 23.0% in fiscal 2007. This increase was primarily due to the deleveraging of fixed expenses with the negative comparable store sales.

Depreciation and Amortization

	52 weeks ended
Dollars in thousands	January 31, 2009	% Sales	February 2, 2008	% Sales
Depreciation and Amortization	$173,557	3.4%	$168,600	3.2%

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

Pre-opening Expenses

	52 weeks ended
Dollars in thousands	January 31, 2009	% Sales	February 2, 2008	% Sales
Pre-opening Expenses	$12,796	0.2%	$10,387	0.2%

Pre-opening expenses increased $2.4 million, or 23.2%, in fiscal 2008 to $12.8 million from $10.4 million in fiscal 2007. This was primarily the result of the timing of new store openings.

Operating Profit

	52 weeks ended
Dollars in thousands	January 31, 2009	% Sales	February 2, 2008	% Sales
Operating Profit	$143,331	2.8%	$202,051	3.8%

The Company’s consolidated operating profit decreased $58.7 million, or 29.1%, to $143.3 million in fiscal 2008 from $202.0 million in fiscal 2007. This decrease in operating profit was primarily due to the negative comparable store sales, as well as the matters discussed above.

Interest Income (Expense), Net and Amortization of Deferred Financing Fees

	52 weeks ended
Dollars in thousands	January 31, 2009	February 2, 2008	% of Change
Interest Income (Expense), Net and Amortization of Deferred Financing Fees	$(2,344)	$7,483	(131.3%)

Net interest income (expense) and amortization of deferred financing fees decreased $9.8 million, or 131.3%, to ($2.3) million in fiscal 2008 from $7.5 million in fiscal 2007. The decrease was primarily due to the utilization of cash to buy back shares under the Company’s repurchase program during the first quarter of fiscal 2008, as well as the decline in operating profit discussed above.

Income Taxes

	52 weeks ended
Dollars in thousands	January 31, 2009	Effective Rate	February 2, 2008	Effective Rate
Income Taxes	$55,591	39.4%	$74,623	35.6%

Income tax expense during fiscal 2008 was $55.6 million compared with $74.6 million in fiscal 2007. The Company’s effective tax rate was 39.4% and 35.6% during fiscal 2008 and 2007, respectively. The provision for income taxes for fiscal 2007 included a tax benefit of $10.3 million resulting from previously unrecognized tax benefits for which the statute of limitations expired in fiscal 2007.

Earnings (Loss) from Discontinued Operations

On February 25, 2009, the Company sold its interest in Calendar Club to Calendar Club and its chief executive officer for $7.0 million, which was comprised of $1.0 million in cash and $6.0 million in notes. As a result of this transaction and the operating loss to the date of the sale, the Company recorded an after tax charge of $9.7 million related to the write down in fiscal 2008. The results of Calendar Club have been classified as discontinued operations in all periods presented.

Net Loss Attributable to Noncontrolling Interests

Net loss attributable to noncontrolling interests was $0.03 million during the 52 weeks ended January 31, 2009 and relates to the 50% outside interest in Begin Smart LLC.

Net Earnings Attributable to Barnes & Noble, Inc.

	52 weeks ended
Dollars in thousands	January 31, 2009	Diluted EPS	February 2, 2008	Diluted EPS
Net Earnings Attributable to Barnes & Noble, Inc.	$75,920	$1.29	$135,799	$2.00

As a result of the factors discussed above, the Company reported consolidated net earnings attributable to Barnes & Noble, Inc. of $75.9 million (or $1.29 per diluted share) during fiscal 2008, compared with consolidated net earnings attributable to Barnes & Noble, Inc. of $135.8 million (or $2.00 per diluted share) during fiscal 2007.

Seasonality

The B&N Retail business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the third fiscal quarter, which includes the holiday selling season. The B&N College business is also seasonal, with the major portion of sales and operating profit realized during the second and third fiscal quarters, when college students generally purchase textbooks for the upcoming semesters.

Liquidity and Capital Resources

For the B&N Retail business, working capital requirements are generally at their highest in the Company’s fiscal quarter ending on or about January 31 due to the higher payments to vendors for holiday season merchandise purchases. For the B&N College business, working capital requirements are typically highest in the second and third fiscal quarters, when college students generally purchase textbooks for the upcoming semesters and lowest in the first and fourth fiscal quarters. In addition, the Company’s sales and merchandise inventory levels will fluctuate from quarter to quarter as a result of the number and timing of new store openings.

Cash and cash equivalents on hand, cash flows from operating activities, funds available under its credit facility and short-term vendor financing continue to provide the Company with liquidity and capital resources for store expansion, seasonal working capital requirements and capital investments. The Company regularly evaluates its capital structure and conditions in the financing markets to ensure it maintains adequate flexibility to successfully execute its business plan.

Cash Flow

Cash flows provided from operating activities were $125.8 million, ($146.7) million, ($158.8) million, $376.2 million and $429.0 million during fiscal 2010, the transition period, the 13 weeks ended May 3, 2008, fiscal 2008 and 2007, respectively. The decrease in cash flows provided from operating activities in fiscal 2010 and fiscal 2008 were primarily due to lower earnings as a result of negative comparable store sales.

Capital Structure

Strong cash flows from operations and a continued emphasis on working capital management strengthened the Company’s balance sheet in fiscal 2010.

On September 30, 2009, in connection with the closing of the Acquisition described in Note 4 to the Consolidated Financial Statements contained herein, the Company issued the Sellers (i) a senior subordinated note in the principal amount of $100.0 million, payable in full on December 15, 2010, with interest of 8% per annum payable on the unpaid principal amount, and (ii) a junior subordinated note in the principal amount of $150.0 million, payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount. On December 22, 2009, the Company consented to the pledge and assignment of the Senior Seller Note by the Sellers as collateral security.

On September 30, 2009, the Company entered into a credit agreement (the Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, under which the lenders committed to provide up to $1.0 billion in commitments under a four-year asset-backed revolving credit facility (the Credit Facility) and which is secured by eligible inventory and accounts receivable and related assets. Borrowings under the Credit Agreement are limited to a specified percentage of eligible inventories and accounts receivable and accrue interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the Credit Agreement). In addition, the Company has the option to request the increase in commitments under the Credit Agreement by up to $300 million subject to certain restrictions.

The Credit Agreement includes a fixed charge coverage ratio requirement which would be triggered if Availability (as defined in the Credit Agreement) were to fall below (a) the greater of (i) 15% of the Loan Cap (as defined in the Credit Agreement) or (ii) $110 million. In addition, the Credit Facility contains covenants that limit, among other things, the Company’s ability to incur indebtedness, create liens, make investments, make restricted payments, merge or acquire assets, and contains default provisions that are typical for this type of financing, among other things.

The Credit Facility replaces the Company’s prior $850 million credit agreement (Prior Credit Facility) which had a maturity date of July 31, 2011, as well as B&N College’s $400 million credit agreement which had a maturity date of November 13, 2011. The remaining unamortized deferred costs of $0.8 million relating to the Company’s Prior Credit Facility was deferred and will be amortized over the four-year term of the Credit Facility.

The Prior Credit Facility had a maturity date of July 31, 2011 and could have been increased to $1.0 billion under certain circumstances at the option of the Company. The Prior Credit Facility had an applicable margin that was applied to loans and standby letters of credit ranging from 0.500% to 1.000% above the stated Eurodollar rate. A fee was paid on commercial letters of credit ranging from 0.2500% to 0.5000%. In addition, a commitment fee ranging from 0.100% to 0.200% was paid on the unused portion of the Prior Credit Facility. In each case, the applicable rate was based on the Company’s consolidated fixed charge coverage ratio. Proceeds from the Prior Credit Facility were used for general corporate purposes, including seasonal working capital needs.

Selected information related to the Company’s Credit Facility and Prior Credit Facility (in thousands):

	Fiscal 2010	13 weeks ended May 2, 2009	13 weeks ended May 3, 2008	Fiscal 2008	Fiscal 2007
Credit facility at period end	$260,400	—	86,700	—	—
Average balance outstanding during the period	$107,504	—	12,064	63,871	1,392
Maximum borrowings outstanding during the period	$512,500	—	98,800	199,900	37,600
Weighted average interest rate during the period (a)	4.38%	—	18.20%	6.05%	173.16%
Interest rate at end of period	4.13%	—	5.00%	—	—

(a)	The fiscal 2007 interest rate, as well as the interest rate for the 13 weeks ended May 3, 2008, is higher than the fiscal 2008 interest rate due to the lower average borrowings and the fixed nature of the amortization of the deferred financing fees and commitment fees. Excluding the deferred financing fees and the commitment fees in the 13 weeks ended May 3, 2008 and fiscal 2007, the weighted average interest rate was 5.14% and 7.51%, respectively.

Fees expensed with respect to the unused portion of the Credit Facility and Prior Credit Facility were $4.2 million, $0.3 million, $0.3 million, $1.0 million and $1.0 million, during fiscal 2010, the transition period, the 13 weeks ended May 3, 2008, fiscal 2008 and 2007, respectively. The increase in commitment fees in fiscal 2010 was related to the Company’s Credit Agreement entered into on September 30, 2009 in connection with the Acquisition.

The Company has no agreements to maintain compensating balances.

Capital Investment

Capital expenditures for continuing operations were $127.8 million, $22.8 million, $38.3 million, $192.2 million and $194.0 million during fiscal 2010, the transition period, the 13 weeks ended May 3, 2008, fiscal 2008 and 2007, respectively. Capital expenditures planned for fiscal 2011 primarily relate to the maintenance of existing stores and system enhancements for the retail and college stores and the Company’s digital initiatives and website. The capital expenditures are projected to be in the range of $150.0 million to $200.0 million for fiscal 2011, although commitment to many of such expenditures has not yet been made.

Based on planned operating levels and capital expenditures for fiscal 2011, management believes cash and cash equivalents on hand, cash flows generated from operating activities, short-term vendor financing and borrowing capacity under the Credit Facility will be sufficient to meet the Company’s working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months. However, the Company may determine to raise additional capital to support the growth of online and digital businesses.

On May 15, 2007, the Company announced that its Board of Directors authorized a stock repurchase program for the purchase of up to $400.0 million of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2.5 million as of May 1, 2010.

Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of May 1, 2010, the Company has repurchased 33,284,610 shares at a cost of approximately $1.1 billion under its stock repurchase programs. The repurchased shares are held in treasury.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of May 1, 2010 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$260.4	$—	$—	$260.4	$—
Capital lease obligations	6.0	1.7	3.0	1.3	—
Operating lease obligations (a)	2,299.4	439.9	711.4	506.8	641.3
Purchase obligations	38.9	25.4	12.8	0.7	—
Interest obligations (b)	105.7	35.5	45.5	24.7	—
Short-term note payable	100.0	100.0	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under GAAP (c)	150.0	—	—	150.0	—

Total	$2,960.4	$602.5	$772.7	$943.9	$641.3

(a)	Excludes obligations under store leases for insurance, taxes and other maintenance costs, which obligations totaled approximately 15% of the minimum rent payments under those leases.

(b)	Represents commitment fees related to the Company’s Credit Facility, as well as interest obligations on the Seller Notes issued in connection with the Acquisition.

(c)	Excludes $15.3 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 13 to the Notes to Consolidated Financial Statements.

See also Note 12 to the Notes to Consolidated Financial Statements for information concerning the Company’s Pension and Postretirement Plans.

Off-Balance Sheet Arrangements

As of May 1, 2010, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

Impact of Inflation

The Company does not believe that inflation has had a material effect on its net sales or results of operations.

Certain Relationships and Related Transactions

See Note 22 to the Notes to Consolidated Financial Statements.

Critical Accounting Policies

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this report discusses the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments with respect to certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under both the first-in, first-out (FIFO) basis and the last-in, first-out (LIFO) basis. The Company uses the retail inventory method for 98% of the Company’s merchandise inventories. As of May 1, 2010, May 2, 2009 and January 31, 2009, 87%, 100% and 100%, respectively, of the Company’s inventory on the retail inventory method was valued under the FIFO basis. B&N College’s textbook and trade book inventories are valued using the LIFO method, where the related reserve was not material to the recorded amount of the Company’s inventories or results of operations.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on the Company’s history of liquidating non-returnable inventory are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory would have affected net earnings by approximately $1.7 million in fiscal 2010.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if Company’s estimates regarding shortage rates are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual shortage rates would have affected net earnings by approximately $1.4 million in fiscal 2010.

Stock-Based Compensation

The calculation of stock-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on traded option volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note 3 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

The Company does not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with the Company’s estimates or assumptions, the Company may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in the Company’s financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in the Company’s stock based compensation expense for the year ended May 1, 2010 would not have had a material impact on the Company’s results of operations in fiscal 2010.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At May 1, 2010, the Company had $812.0 million of property and equipment, net of accumulated depreciation, and $266.1 million of amortizable intangible assets, net of amortization, accounting for approximately 29.1% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the university contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $12.1 million, $0.02 million, $11.7 million and $5.9 million during fiscal 2010, the transition period, fiscal 2008 and 2007 and are related to individual store locations. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would not have had a material impact on the Company’s results of operations in fiscal 2010.

Goodwill and Unamortizable Intangible Assets

At May 1, 2010, the Company had $528.5 million of goodwill and $314.9 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 22.8% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company completed its annual goodwill impairment test in November 2009 and determined that no impairment charge was necessary. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company has noted no subsequent indicators of impairment. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate goodwill and unamortizable intangible asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would have no impact on the Company’s results of operations.

Gift Cards

The Company sells gift cards which can be used in its stores or on Barnes & Noble.com. The Company does not charge administrative or dormancy fees on gift cards, and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. Through fiscal 2010, the Company also sold online gift certificates for use solely on Barnes & Noble.com, which were treated the same way as gift cards. The Company recognized gift card breakage of $21.3 million, $5.4 million, $5.2 million, $21.4 million, and $19.7 million during fiscal 2010, the transition period, the 13 weeks ended May 3, 2008, fiscal 2008 and fiscal 2007, respectively. The Company had gift card liabilities of $291 million, $274 million and $321 million, as of May 1, 2010, May 2, 2009 and January 31, 2009, respectively, which amounts are included in accrued liabilities. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to recognize revenue associated with gift cards. However, if estimates regarding the Company’s history of gift card breakage are incorrect, it may be exposed to losses or gains that could be material. A 10% change in the Company’s gift card breakage rate at May 1, 2010 would have affected net earnings by approximately $2.1 million in fiscal 2010.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position. A 1% variance in the Company’s effective tax rate would not have had a material impact to the Company’s results of operations in fiscal 2010.

Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 105-10, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162. The ASC identifies itself as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States (GAAP). Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs). The FASB will not consider ASUs as authoritative in their own right. ASUs will only serve to update the ASC, provide background information regarding the guidance, and provide the basis for conclusions on the change(s) in the ASC. Effective September 15, 2009, all public filings of the Company reference the ASC as the sole source of authoritative literature.

In April 2009, the FASB issued ASC 855-10-05, Subsequent Events (ASC 855-10-05), which provides guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855-10-05 is effective for interim and annual periods ending after June 15, 2009. The Company adopted ASC 855-10-05 at May 3, 2009 and the adoption had no impact on the Company’s financial position, results of operations and cash flows.

In April 2009, the FASB issued ASC 825-10, Interim Disclosures about Fair Value of Financial Instruments (ASC 825-10). ASC 825-10 amends ASC 825-10, Disclosures About Fair Value of Financial Instruments, and requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. ASC 825-10 also amends ASC 270-10, Interim Financial Reporting, and requires those disclosures in summarized financial information at interim reporting periods. ASC 825-10 is effective for interim reporting periods ending after June 15, 2009. The Company adopted ASC 825-10 at May 3, 2009. The carrying amounts of Cash and Cash Equivalents, Receivables and Accounts Payable approximate fair value due to the short-term maturities of these financial instruments. The Company believes that its Credit Facility (see Note 3) approximates fair value since interest rates are adjusted to reflect current rates. The Company believes that the terms and conditions of the Seller Notes (defined below) are consistent with comparable market debt issues.

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements—a Consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, Revenue Arrangements with Multiple Deliverables. The revised guidance addresses how to separate deliverables, and how to measure and allocate arrangement consideration. Vendors often provide multiple products or services to customers. Because products and services are often provided at different points in time or over different time periods within the same contractual arrangement, this guidance enables vendors to account for products or services separately rather than as a combined unit.

In October 2009, the FASB issued ASU No. 2009-14, Software (ASC 985) – Certain Revenue Arrangements That Include Software Elements (ASU 2009-14). ASU 2009-14 amends the scope of software revenue guidance in ASC 985-605, Software-Revenue Recognition, affecting vendors that sell or lease tangible products in an arrangement that contains software that is more than incidental to the tangible product as a whole. ASU No. 2009-14 does not affect software revenue arrangements that do not include tangible products. They also do not affect software revenue arrangements that include services if the software is essential to the functionality of those services.

ASU 2009-13 and ASU 2009-14 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and must be adopted in the same period using the same transition method. If adoption is elected in a period other than the beginning of a fiscal year, the amendments in these standards must be applied retrospectively to the beginning of the fiscal year. Full retrospective application of these amendments to prior fiscal years is optional. Early adoption of these standards may be elected. The Company has early adopted ASU 2009-13 and ASU 2009-14 at November 1, 2009. See Note 1 for the Company’s revenue recognition policy. Retrospective application does not apply to the Company because the initial sales of products that contain multiple elements were sold in the fiscal quarter of adoption.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 requires new disclosures regarding transfers in and out of the Level 1 and Level 2 fair value measurements and activity within Level 3 fair value measurements and clarifies existing disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. ASU 2010-06 also includes conforming amendments to employers’ disclosures about postretirement benefit plan assets. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The Company adopted ASU 2010-06 at January 31, 2010 and the adoption had no impact on the Company’s financial position, results of operations and cash flows.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (ASU 2010-09) – Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 amends the April 2009 accounting and disclosure guidance for subsequent events. The updated guidance revised certain terms and definitions of the original guidance and requires the Company to evaluate subsequent events through the date the financial statements are issued, rather than the date the financial statements are available to be issued. This amendment is effective immediately.

Disclosure Regarding Forward-Looking Statements

This report may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act)) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including, among others, the general economic environment and consumer spending patterns, decreased consumer demand for the Company’s products, low growth or declining sales and net income due to various factors, possible disruptions in the Company’s computer systems, telephone systems or supply chain, possible risks associated with data privacy, information security and intellectual property, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of the Company’s online, digital and other initiatives, the performance and successful integration of acquired businesses, the success of the Company’s strategic investments, unanticipated increases in merchandise, component or occupancy costs, unanticipated adverse litigation results or effects, the results or effects of any governmental review of the Company’s stock option practices, product and component shortages, and other factors which may be outside of the Company’s control, including those factors discussed in detail in Item 1A, “Risk Factors,” in the Company’s Form 10-K for the fiscal year ended May 1, 2010, and in the Company’s other filings made hereafter from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Annual Report.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2010	13 Weeks Ended May 2, 2009	Fiscal 2008	Fiscal 2007
Sales	$5,810,564	1,105,152	5,121,804	5,286,674
Cost of sales and occupancy	4,133,819	773,491	3,540,596	3,679,845

Gross profit	1,676,745	331,661	1,581,208	1,606,829

Selling and administrative expenses	1,392,207	286,554	1,251,524	1,225,791
Depreciation and amortization	207,774	45,879	173,557	168,600
Pre-opening expenses	3,518	2,472	12,796	10,387

Operating profit (loss)	73,246	(3,244)	143,331	202,051

Interest income (expense), net and amortization of deferred financing fees	(28,237)	(199)	(2,344)	7,483

Earnings (loss) from continuing operations before taxes	45,009	(3,443)	140,987	209,534
Income taxes	8,365	(1,374)	55,591	74,623

Earnings (loss) from continuing operations (net of income tax)	36,644	(2,069)	85,396	134,911
Earnings (loss) from discontinued operations (net of income tax)	—	(654)	(9,506)	888

Net earnings (loss)	36,644	(2,723)	75,890	135,799
Net loss attributable to noncontrolling interests	32	30	30	—

Net earnings (loss) attributable to Barnes & Noble, Inc.	$36,676	(2,693)	75,920	135,799

Earnings (loss) attributable to Barnes & Noble, Inc.
Earnings (loss) from continuing operations	$36,644	(2,069)	85,396	134,911
Less loss attributable to noncontrolling interests	32	30	30	—

Net earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$36,676	(2,039)	85,426	134,911

Basic earnings per common share
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$0.64	(0.04)	1.50	2.07
Earnings (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	(0.01)	(0.17)	0.01

Net earnings (loss) attributable to Barnes & Noble, Inc.	$0.64	(0.05)	1.33	2.08

Diluted earnings per common share
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$0.63	(0.04)	1.46	1.99
Earnings (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	(0.01)	(0.17)	0.01

Net earnings (loss) attributable to Barnes & Noble, Inc.	$0.63	(0.05)	1.29	2.00

Weighted average common shares outstanding
Basic	55,344	54,759	55,207	63,662
Diluted	56,153	54,759	56,529	66,221

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	May 1, 2010	May 2, 2009	January 31, 2009
Assets
Current assets:
Cash and cash equivalents	$60,965	86,594	281,608
Receivables, net	106,576	70,721	80,998
Merchandise inventories	1,370,111	1,233,756	1,203,471
Prepaid expenses and other current assets	181,825	121,563	121,102
Current assets of discontinued operations	—	—	30,199

Total current assets	$1,719,477	1,512,634	1,717,378

Property and equipment:
Land and land improvements	8,618	9,298	9,298
Buildings and leasehold improvements	1,212,567	1,102,439	1,096,801
Fixtures and equipment	1,594,048	1,331,524	1,385,454

	2,815,233	2,443,261	2,491,553
Less accumulated depreciation and amortization	2,003,199	1,642,517	1,670,839

Net property and equipment	812,034	800,744	820,714

Goodwill	528,541	254,842	240,008
Intangible assets, net	580,962	82,691	83,443
Other noncurrent assets	64,672	13,368	8,000
Noncurrent assets of discontinued operations	—	—	8,321

Total assets	$3,705,686	2,664,279	2,877,864

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$868,976	698,315	746,599
Accrued liabilities	755,432	587,454	704,343
Short-term note payable	100,000	—	—
Current liabilities of discontinued operations	—	—	18,807

Total current liabilities	1,724,408	1,285,769	1,469,749

Long-term debt	260,400	—	—
Deferred taxes	311,607	79,369	79,170
Other long-term liabilities	505,903	387,318	393,006
Noncurrent liabilities of discontinued operations	—	—	12,713
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 88,993, 88,225 and 87,681 shares issued, respectively	89	88	88
Additional paid-in capital	1,286,215	1,274,454	1,262,358
Accumulated other comprehensive loss	(13,212)	(12,015)	(14,503)
Retained earnings	681,082	697,042	721,200
Treasury stock, at cost, 33,285, 33,148 and 33,066 shares, respectively	(1,052,356)	(1,049,328)	(1,047,529)

Total Barnes & Noble, Inc. Shareholders’ equity	901,818	910,241	921,614

Noncontrolling interest	1,550	1,582	1,612

Total shareholders’ equity	903,368	911,823	923,226

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity	$3,705,686	2,664,279	2,877,864

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)		Barnes & Noble, Inc. Shareholders’ Equity
	Noncontrolling Interest	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Losses	Retained Earnings	Treasury Stock at Cost	Total
Balance at February 3, 2007	$—	85	1,169,167	(7,086)	600,404	(597,705)	$1,164,865
Comprehensive earnings
Net earnings	—	—	—	—	135,799	—	—
Other comprehensive earnings (loss), net of tax (See Note 14):
Foreign currency translation	—	—	—	73	—	—	—
Minimum pension liability	—	—	—	(2,510)	—	—	—

Total comprehensive earnings	—	—	—	—	—	—	133,362
Exercise of 1,852 common stock options	—	2	31,216	—	—	—	31,218
Stock options and restricted stock tax benefits	—	—	15,792	—	—	—	15,792
Stock-based compensation expense	—	—	17,168	—	—	—	17,168
Cash dividend paid to stockholders	—	—	—	—	(39,342)	—	(39,342)
Treasury stock acquired, 6,941 shares	—	—	—	—	—	(248,343)	(248,343)

Balance at February 2, 2008	—	87	1,233,343	(9,523)	696,861	(846,048)	1,074,720
Comprehensive earnings:
Net earnings (loss)	(30)	—	—	—	75,920	—	—
Other comprehensive earnings (loss), net of tax (See Note 14):
Foreign currency translation	—	—	—	(3,352)	—	—	—
Minimum pension liability	—	—	—	(1,628)	—	—	—
Total comprehensive earnings	—	—	—	—	—	—	70,910

Exercise of 488 common stock options	—	1	9,661	—	—	—	9,662
Stock options and restricted stock tax benefits	—	—	(1,195)	—	—	—	(1,195)
Stock-based compensation expense	—	—	20,549	—	—	—	20,549
Begin Smart LLC Acquisition (See Note 16)	1,642	—	—	—	—	—	1,642
Cash dividend paid to stockholders	—	—	—	—	(51,581)	—	(51,581)
Treasury stock acquired, 6,604 shares	—	—	—	—	—	(201,481)	(201,481)

Balance at January 31, 2009	1,612	88	1,262,358	(14,503)	721,200	(1,047,529)	923,226

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)		Barnes & Noble, Inc. Shareholders’ Equity
	Noncontrolling Interest	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Losses	Retained Earnings	Treasury Stock at Cost	Total
Balance at January 31, 2009	1,612	88	1,262,358	(14,503)	721,200	(1,047,529)	923,226
Comprehensive earnings
Net loss	(30)	—	—	—	(2,693)	—	—

Total comprehensive loss	—	—	—	—	—	—	(2,723)
Exercise of 280 common stock options	—	—	5,519	—	—	—	5,519
Stock options and restricted stock tax benefits	—	—	(2,090)	—	—	—	(2,090)
Stock-based compensation expense	—	—	3,900	—	—	—	3,900
Sale of Calendar Club (See Note 17)	—	—	4,767	2,488	(7,255)	—	—
Cash dividend paid to stockholders	—	—	—	—	(14,210)	—	(14,210)
Treasury stock acquired, 83 shares	—	—	—	—	—	(1,799)	(1,799)

Balance at May 2, 2009	1,582	88	1,274,454	(12,015)	697,042	(1,049,328)	911,823
Comprehensive earnings:
Net earnings (loss)	(32)	—	—	—	36,676	—	—
Other comprehensive earnings (loss), net of tax (See Note 14)
Minimum pension liability	—	—	—	(1,197)	—	—	—

Total comprehensive earnings	—	—	—	—	—	—	35,447
Exercise of 313 common stock options	—	1	4,362	—	—	—	4,363
Stock options and restricted stock tax benefits	—	—	(3,557)	—	—	—	(3,557)
Stock-based compensation expense	—	—	15,723	—	—	—	15,723
Sale of Calendar Club (See Note 17)	—	—	(4,767)	—	4,767	—	—
Cash dividend paid to stockholders	—	—	—	—	(57,403)	—	(57,403)
Treasury stock acquired, 137 shares	—	—	—	—	—	(3,028)	(3,028)

Balance at May 1, 2010	$1,550	89	1,286,215	(13,212)	681,082	(1,052,356)	$903,368

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year (In thousands)	Fiscal 2010	13 Weeks Ended May 2, 2009	Fiscal 2008	Fiscal 2007
Cash flows from operating activities:
Net earnings (loss)	$36,644	(2,723)	75,890	135,799
Net earnings (loss) from discontinued operations	—	(654)	(9,506)	888

Net earnings (loss) from continuing operations	36,644	(2,069)	85,396	134,911
Adjustments to reconcile net earnings (loss) from continuing operations to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	214,464	46,426	174,104	169,145
Stock-based compensation expense	15,723	3,900	20,549	17,168
Property and equipment impairment charge	12,102	—	11,715	5,876
Deferred taxes	(57,170)	1,306	(430)	11,593
Decrease (increase) in other long-term liabilities	(35,222)	(6,441)	7,590	(2,858)
(Gain) loss on disposal of property and equipment	2,388	(29)	4,625	2,927
Changes in operating assets and liabilities, net	(60,703)	(189,811)	72,700	90,251

Net cash flows provided by (used in) operating activities	128,226	(146,718)	376,249	429,013

Cash flows from investing activities:
Acquisition of Barnes & Noble College Booksellers, Inc (net of cash acquired)	(185,928)	—	—	—
Acquisition of Tikatok Inc. (net of cash acquired)	(2,261)	—	—	—
Acquisition of Fictionwise	—	(15,729)	—	—
Purchases of property and equipment	(127,779)	(22,822)	(192,153)	(193,958)
Net (increase) decrease in other noncurrent assets	(3,568)	87	(723)	(523)
Insurance proceeds from property claims	—	—	—	4,666
Payments on GameStop note receivable	—	—	—	12,173

Net cash flows used in investing activities	(319,536)	(38,464)	(192,876)	(177,642)

Cash flows from financing activities:
Net increase in credit facility	260,400	—	—	—
Proceeds from exercise of common stock options	4,363	5,519	9,662	31,218
Excess (reversal) tax benefit from stock-based compensation	(1,582)	312	869	15,792
Purchase of treasury stock	(3,028)	(1,799)	(201,481)	(248,343)
Cash dividends paid to shareholders	(57,403)	(14,210)	(51,581)	(39,342)
Financing fees paid related to debt used to acquire Barnes & Noble College Booksellers, Inc.	(37,069)	—	—	—

Net cash flows provided by (used in) financing activities	165,681	(10,178)	(242,531)	(240,675)

Cash flows from discontinued operations
Operating cash flows	—	(654)	7,242	4,880
Investing cash flows	—	1,000	(738)	(2,849)
Financing cash flows	—	—	(818)	(1,162)

Net cash flows from discontinued operations	—	346	5,686	869

Net (decrease) increase in cash and cash equivalents	(25,629)	(195,014)	(53,472)	11,565
Cash and cash equivalents at beginning of year	86,594	281,608	335,080	323,515

Cash and cash equivalents at end of year	$60,965	86,594	281,608	335,080

Changes in operating assets and liabilities, net:
Receivables, net	119,358	10,150	13,881	3,037
Merchandise inventories	228,822	(30,285)	154,699	(12,436)
Prepaid expenses and other current assets	(56,675)	(462)	(1,985)	(4,425)
Accounts payable and accrued liabilities	(352,208)	(169,214)	(93,895)	104,075

Changes in operating assets and liabilities, net	$(60,703)	(189,811)	72,700	90,251

CONSOLIDATED STATEMENT OF CASH FLOWS

Supplemental cash flow information:
Cash paid (received) during the period for:
Interest paid (received)	$12,305	73	1,812	(8,251)
Income taxes (net of refunds)	$31,461	37,735	50,383	60,716
Supplemental disclosure of subsidiaries acquired:
Assets acquired (net of cash acquired)	$1,416,134	18,501	—	—
Liabilities assumed	1,227,945	2,772	—	—

Cash paid	$188,189	15,729	—	—

Noncash activities:
Note receivable on sale of Calendar Club	$—	6,000	—	—
Notes payable on acquisition of Barnes & Noble College Booksellers, Inc	$250,000	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended May 1, 2010 (fiscal 2010), the 13 weeks ended May 2, 2009 (transition period), the 52 weeks ended January 31, 2009 (fiscal 2008) and the 52 weeks ended February 2, 2008 (fiscal 2007).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, Inc. (Barnes & Noble or the Company), the nation’s largest bookseller2, is a leading content, commerce and technology company that provides customers easy and convenient access to books, magazines, newspapers and other content across its multi-channel distribution platform. As of May 1, 2010, the Company operated 1,357 bookstores in 50 states, including 637 bookstores on college campuses and one of the Web’s largest eCommerce sites, which includes the development of digital content, products and software. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership and fuel sales growth across multiple channels.

Of the 1,357 bookstores, 720 operate primarily under the Barnes & Noble Booksellers trade name (eight of which were opened during the 52 weeks ended May 1, 2010 (fiscal 2010)). Barnes & Noble College Booksellers, LLC (B&N College), a wholly-owned subsidiary of Barnes & Noble, operates 637 college bookstores serving students and faculty members at colleges and universities across the United States. barnesandnoble.com llc (Barnes & Noble.com) encompasses one of the Web’s largest eCommerce sites, Barnes & Noble eBookstore, Barnes & Noble eReader software, and the Company’s devices and other hardware support. Through Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), the Company is a leading general trade book publisher.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles, excluding educational textbooks and specialized religious titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, eReaders and related accessories, bargain books, magazines, gifts, café products and services, music and movies direct to customers through its bookstores or on Barnes & Noble.com.

As a result of the acquisition of B&N College (the Acquisition), the Company sells textbooks and course-related materials, emblematic apparel and gifts, trade books, school and dorm supplies, and convenience and café items on college and university campuses. B&N College’s sales account for approximately 14% of the Company’s fiscal 2010 sales. B&N College sales are from the September 30, 2009 Acquisition date. On a full year basis the Company expects B&N College to represent approximately 25% of total Company sales.

[2]	Based upon sales reported in trade publications and public filings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Consolidation

The consolidated financial statements include the accounts of Barnes & Noble, Inc. and its wholly and majority-owned subsidiaries. Investments in affiliates in which ownership interests range from 20% to 50%, are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates a variable interest entity in which the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership.

The Company performed an evaluation on the effect of the Acquisition on the identification of its operating segments, considering the way the business is managed (focusing on the financial information distributed) and the manner in which its chief operating decision maker interacts with other members of management. As a result of this assessment, the Company has determined that it now has two operating segments: B&N Retail and B&N College. The Company will continue to evaluate the effect of its recent change in management structure on the identification of operating segments and reporting units in future filings.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under both the first-in, first-out (FIFO) basis and the last-in, first-out (LIFO) basis. The Company uses the retail inventory method for 98% of the Company’s merchandise inventories. As of May 1, 2010, May 2, 2009 and January 31, 2009, 87%, 100% and 100%, respectively, of the Company’s inventory on the retail inventory method was valued under the FIFO basis. B&N College’s textbook and trade book inventories are valued using the LIFO method, where the related reserve was not material to the recorded amount of the Company’s inventories or results of operations.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At May 1, 2010, the Company had $812.0 million of property and equipment, net of accumulated depreciation, and $266.1 million of amortizable intangible assets, net of amortization, accounting for approximately 29.1% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $12,102, $0, $11,715 and $5,876 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively, and are related to individual store locations.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At May 1, 2010, the Company had $528.5 million of goodwill and $314.9 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 22.8% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company completed its annual goodwill impairment test in November 2009 and determined that no impairment charge was necessary. The Company performs a two-step process for impairment testing of goodwill as required by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company has noted no subsequent indicators of impairment. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of May 1, 2010, May 2, 2009 and January 31, 2009 were $32,428, $1,071 and $1,208, respectively. Amortization expense included in interest and amortization of deferred financing fees was $5,925, $137, $547 and $546 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively. The increase in deferred charges related to long-term financing as well as related amortization expense is a result of the new credit agreement entered into on September 30, 2009 (see Note 3).

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale, other than those with multiple elements. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience and industry standards. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

In accordance with ASC 605-25, Revenue Recognition, Multiple Element Arrangements and Accounting Standards Updates (ASU) 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price.

The Company includes post-service customer support (PCS) in the form of software updates and potential increased functionality on a when-and-if-available basis, as well as AT&T wireless access and wireless connectivity with the purchase of NOOK™ from the Company. Using the relative selling price described above, the Company allocates revenue based on the best estimate of selling price for the deliverables as no vendor-specific objective evidence or third-party evidence exists for any of the elements. Revenue allocated to NOOK™ and the software essential to its functionality is recognized at the time of sale, provided all other conditions for revenue recognition are met. Revenue allocated to the PCS and the AT&T wireless access is deferred and recognized on a straight-line basis over the 2-year estimated life of NOOK™.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company records revenue from sales of third-party extended warranties, service contracts and other products, for which the Company is not obligated to perform, and for which the Company does not meet the criteria for gross revenue recognition under ASC 605-45-45, Reporting Revenue Gross as a Principal versus Net as an Agent, on a net basis. All other revenue is recognized on a gross basis.

The Barnes & Noble Member Program entitles Members to receive the following benefits: 40% discount off the current hardcover Barnes & Noble store bestsellers, 20% discount off all adult hardcover books, 10% discount off Barnes & Noble sale price of other eligible items, unlimited free express shipping on orders made on Barnes & Noble.com, as well as periodic special promotions at Barnes & Noble stores and online at Barnes & Noble.com. The annual fee of $25.00 is non-refundable after the first 30 days. Revenue is recognized over the twelve-month period based upon historical spending patterns for Barnes & Noble Members.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $33,304, $5,478, $28,772 and $27,158 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising and other programs, including payments for product placement in stores, catalogs and online. In accordance with ASC 605-50-25-10, Customer’s Accounting for Certain Consideration Received from a Vendor, the Company classifies certain co-op advertising received as a reduction in costs of sales and occupancy. The gross advertising expenses noted above were completely offset by allowances received from vendors and the excess allowances received were recorded as a reduction of cost of goods sold or inventory, as appropriate.

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $4,503, $3,236, $11,875 and $9,378 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings (Loss) Per Common Share

Basic earnings per share represent net earnings (loss) attributable to common shareholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of the Company’s outstanding stock options. The Company’s unvested restricted shares and common shares issuable under the Company’s deferred compensation plan are deemed participating securities and are excluded from the dilutive impact of common equivalent shares outstanding under the two-class method since these shares are entitled to participate in dividends declared on common shares. Under the two-class method, earnings (loss) attributable to unvested restricted shares and common shares issuable under the Company’s deferred compensation plan are excluded from net earnings (loss) attributable to common shareholders for purposes of calculating basic and diluted earnings (loss) per common share. See Note 11 for further information regarding the calculation of basic and diluted earnings (loss) per common share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Stock-Based Compensation

The calculation of stock-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on traded option volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note 7 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Gift Cards

The Company sells gift cards which can be used in its stores or on Barnes & Noble.com. The Company does not charge administrative or dormancy fees on gift cards, and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. Through fiscal 2010, the Company also sold online gift certificates for use solely on Barnes & Noble.com, which were treated the same way as gift cards. The Company recognized gift card breakage of $21,328, $5,432, $21,369, and $19,714 during fiscal 2010, the transition period, fiscal 2008 and fiscal 2007, respectively. The Company had gift card liabilities of $290,578, $274,030 and $321,224, as of May 1, 2010, May 2, 2009 and January 31, 2009, respectively, which amounts are included in accrued liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reclassifications

Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2010 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reporting Period

On September 30, 2009, the Board of Directors of Barnes & Noble authorized a change in the Company’s fiscal year end from the Saturday closest to the last day of January to the Saturday closest to the last day of April. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The reporting periods ended May 1, 2010, May 2, 2009, January 31, 2009 and February 2, 2008 contained 52 weeks, 13 weeks, 52 weeks and 52 weeks, respectively.

Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 105-10, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162. The ASC identifies itself as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States (GAAP). Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs). The FASB will not consider ASUs as authoritative in their own right. ASUs will only serve to update the ASC, provide background information regarding the guidance, and provide the basis for conclusions on the change(s) in the ASC. Effective September 15, 2009, all public filings of the Company will reference the ASC as the sole source of authoritative literature.

In April 2009, the FASB issued ASC 855-10-05, Subsequent Events (ASC 855-10-05), which provides guidance to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855-10-05 is effective for interim and annual periods ending after June 15, 2009. The Company adopted ASC 855-10-05 at May 3, 2009 and the adoption had no impact on the Company’s financial position, results of operations and cash flows.

In April 2009, the FASB issued ASC 825-10, Interim Disclosures about Fair Value of Financial Instruments (ASC 825-10). ASC 825-10 amends ASC 825-10, Disclosures About Fair Value of Financial Instruments, and requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. ASC 825-10 also amends ASC 270-10, Interim Financial Reporting, and requires those disclosures in summarized financial information at interim reporting periods. ASC 825-10 is effective for interim reporting periods ending after June 15, 2009. The Company adopted ASC 825-10 at May 3, 2009.

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements—a Consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, Revenue Arrangements with Multiple Deliverables. The revised guidance addresses how to separate deliverables, and how to measure and allocate arrangement consideration. Vendors often provide multiple products or services to customers. Because products and services are often provided at different points in time or over different time periods within the same contractual arrangement, this guidance enables vendors to account for products or services separately rather than as a combined unit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In October 2009, the FASB issued ASU No. 2009-14, Software (ASC 985) – Certain Revenue Arrangements That Include Software Elements (ASU 2009-14). ASU 2009-14 amends the scope of software revenue guidance in ASC 985-605, Software-Revenue Recognition, affecting vendors that sell or lease tangible products in an arrangement that contains software that is more than incidental to the tangible product as a whole. ASU No. 2009-14 does not affect software revenue arrangements that do not include tangible products. They also do not affect software revenue arrangements that include services if the software is essential to the functionality of those services.

ASU 2009-13 and ASU 2009-14 are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and must be adopted in the same period using the same transition method. If adoption is elected in a period other than the beginning of a fiscal year, the amendments in these standards must be applied retrospectively to the beginning of the fiscal year. Full retrospective application of these amendments to prior fiscal years is optional. Early adoption of these standards may be elected. The Company has early adopted ASU 2009-13 and ASU 2009-14 at November 1, 2009. See Note 1 for the Company’s revenue recognition policy. Retrospective application does not apply to the Company because the initial sales of products that contain multiple elements were sold in the fiscal quarter of adoption.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 requires new disclosures regarding transfers in and out of the Level 1 and Level 2 fair value measurements and activity within Level 3 fair value measurements and clarifies existing disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements. ASU 2010-06 also includes conforming amendments to employers’ disclosures about postretirement benefit plan assets. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The Company adopted ASU 2010-06 at January 31, 2010 and the adoption had no impact on the Company’s financial position, results of operations and cash flows.

In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (ASU 2010-09) – Amendments to Certain Recognition and Disclosure Requirements. ASU 2010-09 amends the April 2009 accounting and disclosure guidance for subsequent events. The updated guidance revised certain terms and definitions of the original guidance and requires the Company to evaluate subsequent events through the date the financial statements are issued, rather than the date the financial statements are available to be issued. This amendment is effective immediately.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	Transition Period

On September 30, 2009, the Company’s fiscal year end changed from the Saturday closest to the last day of January to the Saturday closest to the last day of April. Accordingly, the Company is presenting audited financial statements for the 13 week transition period ended May 2, 2009. The following table provides certain unaudited comparative financial information for the same period of the prior year.

	13 Weeks Ended
	May 2, 2009	May 3, 2008 (unaudited)
Sales	$1,105,152	1,155,882
Cost of sales and occupancy	773,491	807,915

Gross profit	331,661	347,967

Selling and administrative expenses	286,554	303,863
Depreciation and amortization	45,879	41,314
Pre-opening expenses	2,472	4,537

Operating loss	(3,244)	(1,747)
Interest (expense) income, net and amortization of deferred financing fees	(199)	807

Loss from continuing operations before taxes	(3,443)	(940)
Income taxes	(1,374)	(374)

Loss from continuing operations (net of income tax)	(2,069)	(566)
Loss from discontinued operations (net of income tax)	(654)	(1,658)

Net loss	(2,723)	(2,224)

Net loss attributable to noncontrolling interests	30	—

Net loss attributable to Barnes & Noble, Inc.	$(2,693)	(2,224)

Loss attributable to Barnes & Noble, Inc.
Loss from continuing operations	$(2,069)	(566)
Less loss attributable to noncontrolling interests	30	—

Net loss from continuing operations attributable to Barnes & Noble, Inc.	$(2,039)	(566)

Basic earnings per common share
Loss from continuing operations attributable to Barnes & Noble, Inc.	$(0.04)	(0.01)
Loss from discontinued operations attributable to Barnes & Noble, Inc.	(0.01)	(0.03)

Net loss attributable to Barnes & Noble, Inc.	$(0.05)	(0.04)

Diluted earnings per common share
Loss from continuing operations attributable to Barnes & Noble, Inc.	$(0.04)	(0.01)
Loss from discontinued operations attributable to Barnes & Noble, Inc.	(0.01)	(0.03)

Net loss attributable to Barnes & Noble, Inc.	$(0.05)	(0.04)

Weighted average common shares outstanding
Basic	54,759	57,614
Diluted	54,759	57,614
Dividends declared per common share	$0.25	0.15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	Credit Facility

On September 30, 2009, the Company entered into a credit agreement (the Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, under which the lenders committed to provide up to $1,000,000 in commitments under a four-year asset-backed revolving credit facility (the Credit Facility) and which is secured by eligible inventory and accounts receivable and related assets. Borrowings under the Credit Agreement are limited to a specified percentage of eligible inventories and accounts receivable and accrue interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the Credit Agreement). In addition, the Company has the option to request the increase in commitments under the Credit Agreement by up to $300,000, subject to certain restrictions.

The Credit Agreement includes a fixed charge coverage ratio requirement which would be triggered if Availability (as defined in the Credit Agreement) were to fall below (a) the greater of (i) 15% of the Loan Cap (as defined in the Credit Agreement) or (ii) $110,000. In addition, the Credit Facility contains covenants that limit, among other things, the Company’s ability to incur indebtedness, create liens, make investments, make restricted payments, merge or acquire assets, and contains default provisions that are typical for this type of financing, among other things.

The Company paid $37,207 for advisory and arrangement fees related to the Credit Facility, which are being amortized over the four-year life of the Credit Facility.

The Credit Facility replaces the Company’s prior $850,000 credit agreement (Prior Credit Facility) which had a maturity date of July 31, 2011, as well as B&N College’s $400,000 credit agreement which had a maturity date of November 13, 2011. The remaining unamortized deferred costs of $807 relating to the Company’s prior credit facility were deferred and are being amortized over the four-year term of the Credit Facility.

The Prior Credit Facility had a maturity date of July 31, 2011 and could have been increased to $1,000,000 under certain circumstances at the option of the Company. The Prior Credit Facility had an applicable margin that was applied to loans and standby letters of credit ranging from 0.500% to 1.000% above the stated Eurodollar rate. A fee was paid on commercial letters of credit ranging from 0.2500% to 0.5000%. In addition, a commitment fee ranging from 0.100% to 0.200% was paid on the unused portion of the Prior Credit Facility. In each case, the applicable rate was based on the Company’s consolidated fixed charge coverage ratio. Proceeds from the Prior Credit Facility were used for general corporate purposes, including seasonal working capital needs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Selected information related to the Company’s Credit Facility and Prior Credit Facility:

	Fiscal 2010	13 Weeks Ended May 2, 2009	Fiscal 2008	Fiscal 2007
Credit facility at period end	$260,400	—	—	—
Average balance outstanding during the period	$107,504	—	63,871	1,392
Maximum borrowings outstanding during the period	$512,500	—	199,900	37,600
Weighted average interest rate during the period (a)	4.38%	—	6.05%	173.16%
Interest rate at end of period	4.13%	—	—	—

(a)	The fiscal 2007 interest rate is higher than the fiscal 2008 interest rate due to the lower average borrowings and the fixed nature of the amortization of the deferred financing fees and commitment fees. Excluding the deferred financing fees and the commitment fees in fiscal 2007, the weighted average interest rate was 7.51%.

Fees expensed with respect to the unused portion of the Credit Facility and Prior Credit Facility were $4,198, $274, $956 and $1,034 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively. The increase in commitment fees in fiscal 2010 was related to the Company’s Credit Agreement entered into on September 30, 2009 in connection with the Acquisition.

The Company has no agreements to maintain compensating balances.

4.	Acquisition of B&N College

On September 30, 2009, the Company completed the acquisition of B&N College from Leonard Riggio and Louise Riggio (Sellers) pursuant a Stock Purchase Agreement dated as of August 7, 2009 among the Company and the Sellers. Mr. Riggio is the Chairman of the Company’s Board of Directors and a significant stockholder. As part of the transaction, the Company acquired the Barnes & Noble trade name that had been owned by B&N College and licensed to the Company.

As a result of the Acquisition, the Company expects to capitalize on the revenue stream derived from the sale of textbooks and course-related materials, emblematic apparel and gifts, trade books, school and dorm supplies, and convenience and café items. Combining both businesses under a unified brand will enable the Company to benefit from the growing online college textbook and eBook markets.

On September 30, 2009, in connection with the closing of the Acquisition described above, the Company issued the Sellers (i) a senior subordinated note in the principal amount of $100,000, payable in full on December 15, 2010, with interest of 8% per annum payable on the unpaid principal amount (the Senior Seller Note), and (ii) a junior subordinated note in the principal amount of $150,000, payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount (the Junior Seller Note; and together with the Senior Seller Note, the Seller Notes). On December 22, 2009, the Company consented to the pledge and assignment of the Senior Seller Note by the Sellers as collateral security.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The purchase price paid to the Sellers was $596,000, consisting of $346,000 in cash and $250,000 in Seller Notes. However, the cash paid to the Sellers was reduced by $82,352 in cash bonuses paid by B&N College to 192 members of its management team and employees, not including Leonard Riggio. The Company financed the Acquisition through $250,000 of seller financing, $150,000 from the Credit Facility and the remainder from both the Company’s and B&N College’s cash on hand.

The Acquisition was accounted for as a business purchase pursuant to Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). Acquisition-related expenses totaled $10,400 and have been recorded as selling and administrative expenses in the Company’s consolidated statement of operations for the 52 weeks ended May 1, 2010. As required by ASC 805-20, the Company allocated the purchase price to assets and liabilities based on their estimated fair value at the Acquisition date. The following table represents the allocation of the purchase price to the acquired net assets and resulting adjustment to goodwill:

Cash Paid	$263,648
Seller Notes	250,000

Fair value of total consideration	$513,648

Allocation of purchase price:
Current assets	$609,786
Non-current assets	114,683
Trade name	245,000
Customer relationships	255,000
Goodwill	274,070

Total assets acquired	$1,498,539
Deferred taxes	234,631
Liabilities assumed	750,260

$513,648

Acquired intangible assets consisted primarily of the trade name and customer relationships.

Trade Name

The Company previously licensed the “Barnes & Noble” trade name from B&N College under certain agreements. The Acquisition gave the Company exclusive ownership of its trade name. The estimated fair value ascribed to the trade name of $245,000 represents solely the estimated incremental value acquired as part of the Acquisition, which is not representative of the value of the “Barnes & Noble” trade name taken as a whole. The trade name has been classified as an indefinite life intangible asset.

Customer Relationships

The estimated fair value of customer relationships of B&N College is $255,000. Customers are comprised of existing college and university contractual relationships at the date of the Acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Amortization of Fair Value Ascribed to Customer Relationships

Historical customer attrition rates imply a life of 50 years; however, the useful life was shortened to 25 years since the majority of the value of discounted cash flows are captured in this period. The $255,000 will be amortized evenly over the 25-year period. The Company recorded $5,950 in amortization during the 52 weeks ended May 1, 2010, related to these intangibles.

The Company also recorded a short-term deferred tax liability of $26,810 and a long-term deferred tax liability of $207,821 related to the difference between the book basis and the tax basis of the net assets acquired. In addition, the Company stepped up the value of other assets and liabilities, resulting in goodwill of $272,879, which is not deductible for income tax purposes.

The following audited condensed financial information of B&N College since the date of the Acquisition on September 30, 2009 was included in the Company’s consolidated results of operations for the 52 weeks ended May 1, 2010:

52 weeks ended May 1, 2010
Sales	$836,458
Net loss	$3,344

The following unaudited pro forma condensed financial information assumes that the Acquisition was accounted for using the acquisition method of accounting for business combinations in accordance with ASC 805 and represents a pro forma presentation based upon available information of the combining companies giving effect to the Acquisition as if it had occurred on May 4, 2008, the first date of B&N College’s prior fiscal year, with adjustments for amortization expense of intangible assets, depreciation expense for the fair value of property and equipment above its book value, termination or changes in certain compensation arrangements, termination of textbook royalties, non-operating expenses not acquired in the Acquisition, interest expense and income tax expense:

	52 weeks ended	13 weeks ended	52 weeks ended
	May 1, 2010	May 2, 2009	January 31, 2009
Sales	$6,786,661	$1,302,769	$6,907,179
Net income (loss) from continuing operations attributable to Barnes & Noble, Inc.	$53,514	$(27,730)	$96,554
Income (loss) from continuing operations attributable to Barnes & Noble, Inc. per common share
Basic	$0.93	$(0.52)	$1.52
Diluted	$0.92	$(0.52)	$1.48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The unaudited pro forma condensed financial information is based on the assumptions and adjustments which give effect to events that are: (i) directly attributable to the Acquisition; (ii) expected to have a continuing impact; and (iii) factually supportable. The unaudited pro forma condensed financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have been achieved had the Acquisition been consummated as of the dates indicated or of the results that may be obtained in the future.

In accordance with ASC 280, Disclosures about Segments of an Enterprise and Related Information, the Company performed an evaluation on the effect of the Acquisition on the identification of operating segments, considering the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, the Company has determined that it now has two operating segments: B&N Retail and B&N College. See Note 20 for more detail on segment information.

5.	Tikatok Acquisition

On September 24, 2009, the Company acquired the assets of Tikatok Inc. (Tikatok) for $2,305 in cash. Tikatok is an online platform where parents and their children and others can write, illustrate, and publish stories into hardcover and paperback books. On its website, Tikatok makes available, among other things, its patent-pending StorySparks™ system, which helps to walk children through the process of creating and writing stories and expands the Company’s reach to additional parents, educators and librarians. In addition to the closing purchase price, the Company has made and may make bonus and/or earn out payments if certain performance targets are met over the next four years.

The Tikatok acquisition was accounted for as a business purchase pursuant to ASC 805. In accordance with ASC 805-20, the purchase price has been allocated to assets based on their estimated fair value at the acquisition date. The following table represents the allocation of the purchase price to the acquired net assets and resulting adjustment to goodwill:

Cash Paid	$2,305

Allocation of purchase price:
Current assets	$46
Trade name	70
Technology	240
Non-current assets	2
Goodwill	1,947

Total assets acquired	$2,305
Liabilities assumed	—

$2,305

Acquired intangible assets consisted of the trade name and technology. The trade name is being amortized on a straight-line basis over three years. Acquired technology is being amortized on a straight-line basis over five years. The goodwill recognized is expected to be deductible for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The results of operations for the period subsequent to the Tikatok acquisition are included in the consolidated financial statements. The pro forma effect assuming the acquisition of Tikatok at the beginning of the fiscal year, the transition period and prior fiscal year is not material.

6.	Acquisition of Fictionwise

On March 4, 2009, the Company acquired Fictionwise, Inc. (Fictionwise), a leader in the eBook marketplace, for $15,729 in cash. In addition to the closing purchase price, the Company has made and may make earn-out payments contingent upon the achievement of certain performance and technology related targets through 2011. The acquisition provided a core component to the Company’s overall digital strategy, enabling the launch of one of the world’s largest eBookstores on July 20, 2009. The eBookstore on Barnes & Noble.com enables customers to buy eBooks and read them on a wide range of platforms, including NOOK™, the Company’s eBook reader, iPhone® and iPod touch®, BlackBerry®, Motorola™ smartphones, as well as most laptops or full-sized desktop computers.

The Fictionwise acquisition was accounted for as a business purchase pursuant to ASC 805, Business Combinations. In accordance with ASC 805-20, the purchase price has been allocated to assets and liabilities based on their estimated fair value at the acquisition date. The fair value of the contingent consideration at the Fictionwise acquisition date is included in the purchase price shown below. Changes to the fair value of the contingent consideration will be recorded in selling and administrative expenses. There was no material change in the fair value of contingent consideration at May 1, 2010 compared to the fair value estimated at October 31, 2009. The following table represents the allocation of the purchase price to the acquired net assets and resulting adjustment to goodwill:

Cash Paid	$15,729
Fair value of contingent consideration	8,165

Fair value of total consideration	$23,894

Allocation of purchase price:
Cash	$255
Trade Name	340
Customer Relationships	2,410
Technology	5,610
Goodwill	18,051

Total assets acquired	$26,666
Liabilities assumed	(2,772)

$23,894

The fair value of the contingent consideration arrangement of $8,165 was determined by estimating the expected (probability – weighted) earn-out payments discounted to present value.

Due to the purchase price allocation not being finalized at the time of the Fictionwise acquisition, the excess purchase price over net assets acquired of $15,941 had been allocated to goodwill. Final purchase accounting adjustments to goodwill of $2,110 were recorded during fiscal 2010. The goodwill recognized is expected to be deductible for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Acquired intangible assets consisted of the trade name, technology and customer relationships. The trade name is being amortized on a straight-line basis over three years. Acquired technology is being amortized on a straight-line basis over a range of five to ten years. Customer relationships are being amortized using an accelerated method over their five-year useful life. The Company recorded $2,176 in amortization during fiscal 2010, related to these intangibles.

The Fictionwise results of operations for the period subsequent to the Fictionwise acquisition date are included in the consolidated financial statements. The pro forma effect assuming the acquisition of Fictionwise at the beginning of the fiscal year, the transition period and prior fiscal year is not material.

7.	Stock-Based Compensation

The Company maintains three share-based incentive plans: the 1996 Incentive Plan, the 2004 Incentive Plan and the 2009 Incentive Plan. Prior to June 2, 2009, the Company issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, the Company’s shareholders approved the 2009 Incentive Plan. The maximum number of shares issuable under the 2009 Incentive Plan is 950,000, plus shares that remain available under the Company’s shareholder-approved 2004 Incentive Plan. At May 1, 2010, there were approximately 1,430,961 shares of common stock available for future grants under the 2009 Incentive Plan.

A restricted stock award is an award of common stock that is subject to certain restrictions during a specified period. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the shares before the restricted shares vest. Shares of unvested restricted stock have the same voting rights as common stock, are entitled to receive dividends and other distributions thereon and are considered to be currently issued and outstanding. The Company’s restricted stock awards vest over a period of one to five years. The Company expenses the cost of the restricted stock awards, which is determined to be the fair market value of the shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock is determined based on the closing price of the Company’s common stock on the grant date.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company recognizes stock-based compensation costs, net of estimated forfeitures, for only those shares expected to vest on a straight-line basis over the requisite service period of the award. The Company estimated the forfeiture rates for fiscal 2010, the transition period, fiscal 2008 and 2007 based on its historical experience.

The weighted average assumptions relating to the valuation of the Company’s stock options for fiscal years 2010, 2008 and 2007 are shown below. No options were granted during the transition period. During fiscal 2008, the Company modified certain stock options related to the death and retirement of two members of the Board of Directors and severance of a former executive officer. These modifications resulted in a lower than normal expected life of the stock option grants made in fiscal 2008.

Fiscal Year	2010	2008	2007
Weighted average fair value of grants	$5.72	$7.52	$11.61
Volatility	41.30%	65.36%	28.00%
Risk-free interest rate	2.59%	1.43%	4.59%
Expected life	5 years	.94 years	5 years
Expected dividend yield	4.53%	3.54%	1.47%

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock options activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, February 3, 2007	8,505	$18.97	5.64 years	$182,557
Granted	20	40.70
Exercised	(1,852)	16.84
Forfeited	(91)	22.58

Balance, February 2, 2008	6,582	20.19	4.98 years	$91,597
Granted	289	23.19
Exercised	(488)	19.79
Forfeited	(416)	23.88

Balance, January 31, 2009	5,967	20.11	4.03 years	$3,557
Granted	—	—
Exercised	(280)	19.73
Forfeited	(126)	19.27

Balance, May 2, 2009	5,561	20.14	3.83 years	$33,633
Granted	500	22.07
Exercised	(313)	13.96
Forfeited	(250)	30.69

Balance, May 1, 2010	5,498	$20.19	3.49 years	$13,782
Vested and expected to vest in the future at May 1, 2010	5,498	$20.19	3.49 years	$13,782
Exercisable at May 1, 2010	4,998	$20.00	2.85 years	$13,782
Available for grant at May 1, 2010	1,431

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. Total intrinsic value of options exercised for fiscal 2010, the transition period, fiscal 2008 and 2007 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $2,321, $1,094, $3,997 and $43,649, respectively.

As of May 1, 2010, there was $2,781 of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. That expense is expected to be recognized over a weighted average period of 2.9 years.

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, February 3, 2007	767	$40.97
Granted	539	40.01
Vested	(236)	39.83
Forfeited	(44)	40.87

Balance, February 2, 2008	1,026	40.74
Granted	991	28.27
Vested	(431)	39.27
Forfeited	(135)	31.13

Balance, January 31, 2009	1,451	33.55
Granted	133	17.56
Vested	(299)	37.21
Forfeited	(50)	35.28

Balance, May 2, 2009	1,235	30.86
Granted	1,647	21.93
Vested	(429)	33.18
Forfeited	(123)	30.41

Balance, May 1, 2010	2,330	$24.15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Total fair value of shares of restricted stock that vested during fiscal 2010, the transition period, fiscal 2008 and 2007 was $9,408, $6,435, $12,108 and $9,108, respectively. As of May 1, 2010, there was $49,918 of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 2.7 years.

For fiscal 2010, the transition period, fiscal 2008 and 2007, stock-based compensation expense of $15,723, $3,900, $20,549 and $17,168, respectively, is included in selling and administrative expenses.

8.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	May 1, 2010	May 2, 2009	January 31, 2009
Credit/debit card receivables (a)	$40,079	35,621	36,311
Trade accounts	46,723	14,165	15,429
Advertising	5,254	5,609	13,842
Receivables from landlords for leasehold improvements	3,206	7,617	10,576
Other receivables	11,314	7,709	4,840

Total receivables, net	$106,576	70,721	80,998

(a)	Credit/debit card receivables consist of receivables from credit/debit card companies. The Company assumes no customer credit risk for these receivables.

9.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred rent and obligations under the Junior Seller Note (see Notes 4 and 22). The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is classified as deferred rent. Other long-term liabilities also include accrued pension liabilities and store closing expenses. The Company had the following long-term liabilities at May 1, 2010, May 2, 2009 and January 31, 2009:

	May 1, 2010	May 2, 2009	January 31, 2009
Deferred Rent	$324,528	359,663	366,596
Junior Seller Note (see Note 4 and Note 22)	150,000	—	—
Other	31,375	27,655	26,410

Total long-term liabilities	$505,903	387,318	393,006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.	Fair Values of Financial Instruments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 –	Observable inputs that reflect quoted prices in active markets

Level 2 –	Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3 –	Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions

		Fair Value Measurement Using
Description	Year Ended May 1, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Contingent consideration (See Note 6)	$8,165			8,165	(1,712)

Fair Value of Financial Instruments

The Company’s financial instruments, other than those presented in the disclosures above, include cash, receivables, other investments, accounts payable and accrued liabilities. The fair values of cash, receivables, accounts payable and accrued liabilities approximated carrying values because of the short-term nature of these instruments. The Company believes that its Credit Facility approximates fair value since interest rates are adjusted to reflect current rates. The Company believes that the terms and conditions of the Seller Notes are consistent with comparable market debt issues.

11.	Net Earnings (Loss) Per Share

In accordance with ASC 260-10-45, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, the Company’s unvested restricted shares and shares issuable under the Company’s deferred compensation plan are considered participating securities. During periods of net income, the calculation of earnings per share for common stock are reclassified to exclude the income attributable to the unvested restricted shares and shares issuable under the Company’s deferred compensation plan from the numerator and exclude the dilutive impact of those

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

shares from the denominator. During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. Due to the net loss for the period, participating securities in the amounts of 2,118,604 were excluded in the calculation of earnings per share using the two-class method for the transition period because the effect would be antidilutive. The Company has retroactively applied the provisions of ASC 260-10-45 to the financial information included for fiscal 2008 and 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following is a reconciliation of the Company’s basic and diluted earnings per share calculation:

	Fiscal 2010	13 weeks ended May 2, 2009	Fiscal 2008	Fiscal 2007
Numerator for basic earnings per share:
Income (loss) from continuing operations attributable to Barnes & Noble, Inc.	$36,676	(2,039)	85,426	134,911
Less allocation of earnings and dividends to participating securities	(1,279)	—	(2,891)	(3,279)
Net income (loss) from continuing operations available to common shareholders	35,397	(2,039)	82,535	131,632
Add income (loss) from discontinued operations, net of allocation of earnings and dividends to participating securities	—	—	(9,111)	897

Net income (loss) available to common shareholders	$35,397	(2,039)	73,424	132,529
Numerator for diluted earnings per share:
Net income (loss) from continuing operations available to common shareholders	$35,397	(2,039)	82,535	131,632
Effect of dilutive options	(10)	—	27	89

Net income (loss) from continuing operations available to common shareholders	35,387	(2,039)	82,562	131,721
Add income (loss) from discontinued operations	—	(654)	(9,506)	888

Net income (loss) available to common shareholders	$35,387	(2,693)	73,056	132,609
Denominator for basic and diluted earnings per share:
Basic weighted average common shares	55,344	54,759	55,207	63,662
Average dilutive options	809	—	1,322	2,559

Diluted weighted average common shares	56,153	54,759	56,529	66,221
Basic earnings per common share
Income (loss) from continuing operations attributable to Barnes & Noble, Inc.	$0.64	(0.04)	1.50	2.07
Income (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	(0.01)	(0.17)	0.01

Net income (loss) attributable to Barnes & Noble, Inc.	$0.64	(0.05)	1.33	2.08
Diluted earnings per common share
Income (loss) from continuing operations attributable to Barnes & Noble, Inc.	$0.63	(0.04)	1.46	1.99
Income (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	(0.01)	(0.17)	0.01

Net income (loss) attributable to Barnes & Noble, Inc.	$0.63	(0.05)	1.29	2.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.	Employees’ Retirement and Defined Contribution Plans

As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively, and the Pension Plan will continue to hold assets and pay benefits. The actuarial assumptions used to calculate pension costs are reviewed annually. Pension expense was $1,951, $752, $1,301 and $576 for fiscal 2010, the transition period, fiscal 2008 and 2007, respectively.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $12,954, $3,062, $11,645 and $10,699 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993. Total Company contributions charged to employee benefit expenses for the Postretirement Plan were ($111), $38, $210 and $199 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively.

13.	Income Taxes

The Company files a consolidated federal return with all subsidiaries owned 80% or more. Federal and state income tax provisions (benefits) for fiscal 2010, the transition period, fiscal 2008 and 2007 are as follows:

	Fiscal 2010	13 Weeks Ended May 2, 2009	Fiscal 2008	Fiscal 2007
Current:
Federal	$51,343	(2,199)	44,038	50,325
State	14,192	(481)	11,983	12,705

Total current	65,535	(2,680)	56,021	63,030

Deferred:
Federal	(45,903)	1,016	2,540	10,687
State	(11,267)	290	(2,970)	906

Total deferred	(57,170)	1,306	(430)	11,593

Total	$8,365	(1,374)	55,591	74,623

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2010	13 Weeks Ended May 2, 2009	Fiscal 2008	Fiscal 2007
Federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.8	3.6	4.3	4.2
Additions to unrecognized tax benefits	11.2	0.5	3.9	3.8
Reductions to unrecognized tax benefits	(31.8)	—	(0.4)	(5.8)
Other, net	0.4	0.8	(3.4)	(1.6)

Effective income tax rate	18.6%	39.9%	39.4%	35.6%

The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of May 1, 2010, May 2, 2009 and January 31, 2009 are as follows:

	May 1, 2010	May 2, 2009	January 31, 2009
Deferred tax liabilities:
Investment in Barnes & Noble.com	$(95,051)	(94,843)	(94,843)
Depreciation	(75,385)	(63,224)	(63,224)
Goodwill and intangible asset amortization	(239,434)	(29,252)	(29,703)
Prepaid expenses	(6,944)	(5,927)	(5,927)
Other	(7,201)	(1,499)	(1,499)

Total deferred tax liabilities	(424,015)	(194,745)	(195,196)

Deferred tax assets:
Loss carryover	41,348	42,907	42,907
Lease transactions	40,353	41,285	41,285
Estimated accruals	81,898	39,792	41,098
Stock-based compensation	11,482	13,724	14,375
Insurance liability	10,896	9,697	9,697
Pension	10,998	9,400	9,400
Inventory	22,642	7,584	7,584
Investments in equity securities	1,282	2,132	2,132

Total deferred tax assets	$220,899	166,521	168,478

Net deferred tax liabilities	$(203,116)	(28,224)	(26,718)

Balance Sheet caption reported in:
Prepaid expenses and other current assets	$108,491	51,145	52,452
Deferred tax liabilities	(311,607)	(79,369)	(79,170)

Net deferred tax liabilities	$(203,116)	(28,224)	(26,718)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At May 1, 2010, the Company had federal and state net operating loss carryforwards (NOLs) of approximately $86,000 that expire beginning in 2018 through 2022, the utilization of which is limited to approximately $6,700 on an annual basis. These NOLs account for $34,594 of the $41,348 of loss carryover deferred tax assets at May 1, 2010, with the remainder relating primarily to other state NOLs.

As of May 1, 2010, the Company had $15,268 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2010, the transition period and fiscal 2008 is as follows:

Balance at February 2, 2008	$18,946
Additions for tax positions of the current period	455
Additions for tax positions of prior periods	5,000
Expiration of statute of limitations	(329)
Reductions due to settlement payments	(55)
Other reductions for tax positions of prior periods	(184)

Balance at January 31, 2009	$23,833

Additions for tax positions of the current period	339
Additions for tax positions of prior periods	369

Balance at May 2, 2009	$24,541

Additions for tax positions of the current period	2,457
Additions for tax positions of prior periods	2,563
Other reductions for tax positions of prior periods	(14,293)

Balance at May 1, 2010	$15,268

The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. As of May 2, 2009 and May 1, 2010, the Company had accrued $5,356 and $3,119, respectively, for net interest and penalties, which is included in the $24,541 and $15,268 of unrecognized tax benefits noted above. The change in the amount accrued for net interest and penalties includes $2,005 in additions for net interest and penalties recognized in income tax expense in the Company’s fiscal 2010 statement of operations and $4,242 in other reductions.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from fiscal 2006 and forward. Some earlier years remain open for a small minority of states.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.	Other Comprehensive Earnings (Loss), Net of Tax

Comprehensive earnings (loss) are net earnings (loss), plus certain other items that are recorded directly to shareholders’ equity, as follows:

	Fiscal 2010	13 Weeks Ended May 2, 2009	Fiscal 2008	Fiscal 2007
Net earnings (loss) attributable to Barnes & Noble, Inc.	$36,676	(2,693)	75,920	135,799
Other comprehensive earnings (loss), net of tax:
Foreign currency translation adjustments	—	—	(3,352)	73
Increase in minimum pension liability (net of deferred tax benefit of $798, $0, $1,048 and $1,674, respectively)	(1,197)	—	(1,628)	(2,510)

Total comprehensive earnings (loss)	35,479	(2,693)	70,940	133,362
Comprehensive loss attributable to noncontrolling interests	32	30	30	—

Total comprehensive earnings (loss) attributable to Barnes & Noble, Inc.	$35,447	(2,723)	70,910	133,362

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The components of Accumulated Other Comprehensive Loss are as follows:

	Sale of Calendar Club	Foreign Currency Translation	Minimum Pension and Postretirement Liability	Accumulated Other Comprehensive Loss
Balance at February 3, 2007	$—	663	(7,749)	$(7,086)
Net actuarial loss, net of tax	—	—	(3,189)	(3,189)
Amortization of net actuarial gain, net of tax	—	—	679	679
Foreign currency translation adjustments	—	73	—	73

Balance at February 2, 2008	—	736	(10,259)	(9,523)
Net actuarial loss, net of tax	—	—	(2,504)	(2,504)
Amortization of net actuarial gain, net of tax	—	—	876	876
Foreign currency translation adjustments	—	(3,352)	—	(3,352)

Balance at January 31, 2009	—	(2,616)	(11,887)	(14,503)
Sale of Calendar Club (See Note 17)	2,488	—	—	2,488

Balance at May 2, 2009	2,488	(2,616)	(11,887)	(12,015)
Net actuarial loss, net of tax	—	—	(2,395)	(2,395)
Amortization of net actuarial gain, net of tax	—	—	1,249	1,249
Prior service credit	—	—	(51)	(51)

Balance at May 1, 2010	$2,488	(2,616)	(13,084)	$(13,212)

15.	Changes in Intangible Assets and Goodwill

		As of May 1, 2010
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	5-25	$257,410	$(7,151)	$250,259
Author contracts	10	18,461	(13,358)	5,103
Technology	5-10	5,850	(842)	5,008
Distribution contracts	10	8,325	(3,677)	4,648
Other	3-10	4,519	(3,477)	1,042

		$294,565	(28,505)	$266,060

Unamortizable intangible assets
Trade name				$293,400
Copyrights				166
Publishing contracts				21,336

				$314,902

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

All amortizable intangible assets are being amortized over their useful life on a straight-line basis, except for the customer relationships related to the Fictionwise acquisition that are being amortized on an accelerated basis.

Aggregate Amortization Expense:
For the 52 weeks ended May 1, 2010	$11,350
For the 13 weeks ended May 2, 2009	$752
For the 52 weeks ended January 31, 2009	$4,563
For the 52 weeks ended February 2, 2008	$3,202

Estimated Amortization Expense:
(12 months ending on or about April 30)
2011	$14,488
2012	$14,106
2013	$13,776
2014	$13,062
2015	$11,286

The changes in the carrying amount of goodwill by segment for fiscal 2010 are as follows:

	B&N Retail Segment	B&N College Segment	Total Company
Balance as of January 31, 2009	$240,008	—	$240,008
Fictionwise acquisition (See Note 6)	15,941	—	15,941
Benefit of excess tax amortization (a)	(1,107)	—	(1,107)

Balance as of May 2, 2009	$254,842	—	$254,842
B&N College acquisition (See Note 4)	—	274,070	274,070
Tikatok acquisition (See Note 5)	1,947	—	1,947
Fictionwise purchase accounting adjustments (See Note 6)	2,110	—	2,110
Benefit of excess tax amortization (a)	(4,428)	—	(4,428)

Balance as of May 1, 2010	$254,471	274,070	$528,541

(a)	The tax basis of goodwill arising from an acquisition during the 52 weeks ended January 29, 2005 exceeded the related basis for financial reporting purposes by approximately $96,576. In accordance with ASC 740-10-30, Accounting for Income Taxes, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	Noncontrolling Interest

Sterling Publishing has entered into a joint venture in Begin Smart LLC, acquiring a 50% interest to develop, sell, and distribute books for infants, toddlers, and children under the brand name BEGIN SMART™. In fiscal 2008, the Company determined that Begin Smart LLC should be consolidated under the provisions of ASC 810-10, Consolidation of Variable Interest and Special Purpose Entities and, accordingly, the results of operations for the period subsequent to the acquisition are included in the consolidated financial statements. The operating results of Begin Smart LLC are immaterial to the Company.

In accordance with ASC 810-10-45, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 5, the Company identifies the 50% outside interest in Begin Smart LLC as noncontrolling interests and classifies it as a component of equity within the consolidated balance sheets. The Company has retroactively applied the provisions in ASC 810-10-45 to the financial information presented for fiscal 2008 and 2007. As of May 1, 2010, May 2, 2009 and January 31, 2009, noncontrolling interests of $1,550, $1,582 and $1,612, respectively, have been classified as a component of equity in the consolidated balance sheet. For fiscal 2010, the transition period, fiscal 2008 and 2007, a net loss attributable to noncontrolling interests of $32, $30, $30 and $0, respectively, is included in the Company’s net earnings (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.	Discontinued Operations

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

The operations of Calendar Club have been segregated from continuing operations and are reflected as discontinued operations in each period’s consolidated statement of operations as follows:

	13 Weeks Ended May 2, 2009	Fiscal 2008	Fiscal 2007
Sales	$347	113,539	124,154

Earnings (loss) from discontinued operations, net of tax	$(654)	(9,506)	888

Diluted earnings (loss) per common share from discontinued operations, net of tax	$(0.01)	(0.17)	0.01

Fiscal Year	January 31, 2009
Cash and cash equivalents	$23,370
Receivables, net	760
Merchandise inventories	5,569
Prepaid expenses and other current assets	500

Current assets of discontinued operations	30,199

Net property and equipment	3,813
Goodwill	—
Other noncurrent assets	4,508

Noncurrent assets of discontinued operations	8,321

Accounts payable	16,028
Accrued liabilities	2,779

Current liabilities of discontinued operations	18,807

Noncurrent liabilities of discontinued operations	12,713

Net assets of discontinued operations	$7,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.	Shareholders’ Equity

On November 17, 2009, the Board of Directors of the Company declared a dividend, payable to stockholders of record on November 27, 2009 of one right (a Right) per each share of outstanding Common Stock of the Company, par value $0.001 per share (Common Stock), to purchase 1/1000th of a share of Series I Preferred Stock, par value $0.001 per share, of the Company (the Preferred Stock), at a price of $100.00 per share (such amount, as may be adjusted from time to time as provided in the Rights Agreement described below, the Purchase Price). In connection therewith, on November 17, 2009, the Company entered into a Rights Agreement, dated November 17, 2009 (as the same may be amended from time to time, the Rights Agreement) with Mellon Investor Services LLC, as Rights Agent. The Rights will be exercisable upon the earlier of (i) such date the Company learns that a person or group, without Board approval, acquires or obtains the right to acquire beneficial ownership of 20% or more of Barnes & Noble’s outstanding common stock or a person or group that already beneficially owns 20% or more of the Company’s outstanding common stock at the time the Rights Agreement was entered into, without Board approval, acquires any additional shares (other than pursuant to the Company’s compensation or benefit plans) (any person or group specified in this sentence, an Acquiring Person) and (ii) such date a person or group announces an intention to commence or following the commencement of (as designated by the Board) a tender or exchange offer which could result in the beneficial ownership of 20% or more of Barnes & Noble’s outstanding common stock. The Rights will expire on November 17, 2012, unless earlier redeemed or canceled by the Company. If a person or group becomes an Acquiring Person, each Rights holder (other than the Acquiring Person) will be entitled to receive, upon exercise of the Right and payment of the Purchase Price, that number of 1/1000ths of a share of Preferred Stock equal to the number of shares of Common Stock which at the time of the applicable triggering transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person, or 50% or more of the Company’s assets are sold to an Acquiring Person, each Right will entitle its holder (other than an Acquiring Person) to purchase common shares in the surviving entity at 50% of the market price. The Company intends to submit the Rights Agreement for stockholder ratification within 12 months of its adoption. See Note 21 for a description of certain pending legal proceedings with respect to the Rights Agreement.

On May 15, 2007, the Company’s Board of Directors authorized a stock repurchase program for the purchase of up to $400,000 of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2,471 as of May 1, 2010. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of May 1, 2010, the Company has repurchased 33,284,610 shares at a cost of approximately $1,052,356 under its stock repurchase programs. The repurchased shares are held in treasury.

19.	Commitments and Contingencies

The Company leases retail stores, warehouse facilities, office space and equipment. Substantially all of the B&N Retail stores are leased under noncancelable agreements which expire at various dates through 2036 with various renewal options for additional periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

B&N College’s contracts are typically for five to ten years, although some extend beyond ten years. Many contracts have a 90 to 120 day cancellation right by the college or university, without penalty.

Rental expense under operating leases is as follows:

	Fiscal 2010	13 Weeks Ended May 2, 2009	Fiscal 2008	Fiscal 2007
Minimum rentals	$400,511	75,161	310,967	302,060
Percentage rentals	3,186	842	4,380	6,932

	$403,697	76,003	315,347	308,992

Future minimum annual rentals, excluding percentage rentals, required under B&N Retail leases that had initial, noncancelable lease terms greater than one year, and under B&N College leases as of May 1, 2010 are:

Fiscal Year	(a)
2011	$441,302
2012	382,918
2013	331,221
2014	284,291
2015	223,767
After 2015	641,280

$2,304,779

(a)	Includes B&N College capital lease obligations of $1,391, $1,391, $1,339, $766, $511 and $0, for fiscal 2011, 2012, 2013, 2014, 2015 and after 2015, respectively.

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

20.	Segment Reporting

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, the Company has determined that it has two operating and reporting segments: B&N Retail and B&N College. The Company will continue to evaluate the effect of its recent change in management structure on the identification of operating segments and reporting units in future filings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

B&N Retail

This group includes 720 bookstores as of May 1, 2010, primarily under the Barnes & Noble Booksellers trade name. The 720 Barnes & Noble stores generally offer a comprehensive title base, a café, a children’s section, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities. In addition, this segment includes Barnes & Noble.com (an online retailer of eBooks, books, music, DVDs/videos and other items), the Company’s publishing operation, Sterling Publishing, and other internet-based operations.

B&N College

This group includes 637 stores as of May 1, 2010, that are primarily school-owned stores operated under contracts by B&N College. The 637 B&N College stores generally sell textbooks and course-related materials, emblematic apparel and gifts, trade books, school and dorm supplies, and convenience and café items.

Summarized financial information concerning the Company’s reportable segments is presented below:

Sales	52 Weeks Ended May 1, 2010	13 Weeks Ended May 2, 2009	52 Weeks Ended January 31, 2009	52 Weeks Ended February 2, 2008
B&N Retail Segment	$4,974,106	$1,105,152	$5,121,804	$5,286,674
B&N College Segment (a)	836,458	—	—	—

Total	$5,810,564	$1,105,152	$5,121,804	$5,286,674

Depreciation and Amortization	52 Weeks Ended May 1, 2010	13 Weeks Ended May 2, 2009	52 Weeks Ended January 31, 2009	52 Weeks Ended February 2, 2008
B&N Retail Segment	$182,911	$45,879	$173,557	$168,600
B&N College Segment (a)	24,863	—	—	—

Total	$207,774	$45,879	$173,557	$168,600

Operating Profit/(Loss)	52 Weeks Ended May 1, 2010	13 Weeks Ended May 2, 2009	52 Weeks Ended January 31, 2009	52 Weeks Ended February 2, 2008
B&N Retail Segment	$73,170	$(3,244)	$143,331	$202,051
B&N College Segment (a)	76	—	—	—

Total	$73,246	$(3,244)	$143,331	$202,051

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Capital Expenditures	52 Weeks Ended May 1, 2010	13 Weeks Ended May 2, 2009	52 Weeks Ended January 31, 2009	52 Weeks Ended February 2, 2008
B&N Retail Segment	$114,063	$22,822	$192,153	$193,958
B&N College Segment (a)	13,716	—	—	—

Total	$127,779	$22,822	$192,153	$193,958

Total Assets	As of May 1, 2010	As of May 2, 2009	As of January 31, 2009	As of February 2, 2008
B&N Retail Segment	$2,761,697	$2,664,279	$2,877,864	$3,141,247
B&N College Segment (a)	943,989	—	—	—

Total	$3,705,686	$2,664,279	$2,877,864	$3,141,247

(a)	Includes only the financial information of B&N College since the date of the Acquisition on September 30, 2009.

A reconciliation of operating profit from reportable segments to income (loss) from continuing operations before taxes in the consolidated financial statements is as follows:

	52 Weeks Ended May 1, 2010	13 Weeks Ended May 2, 2009	52 Weeks Ended January 31, 2009	52 Weeks Ended February 2, 2008
Reportable segments operating profit	$73,246	$(3,244)	$143,331	$202,051
Interest income (expense), net	(28,237)	(199)	(2,344)	7,483

Consolidated income (loss) from continuing operations before taxes	$45,009	$(3,443)	$140,987	$209,534

21.	Legal Proceedings

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

In re Initial Public Offering Securities Litigation

The class action lawsuit In re Initial Public Offering Securities Litigation filed in the United States District Court for the Southern District of New York in April 2002 (the Action) named over 1,000 individuals and 300 corporations, including Fatbrain.com, LLC, a former subsidiary of Barnes & Noble.com (Fatbrain), and its former officers and directors. The amended complaints in the Action all allege that the initial public offering registration statements filed by the defendant issuers with the SEC, including the one filed by Fatbrain, were false and misleading because they failed to disclose that the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

defendant underwriters were receiving excess compensation in the form of profit sharing with certain of its customers and that some of those customers agreed to buy additional shares of the defendant issuers’ common stock in the aftermarket at increasing prices. The amended complaints also allege that the foregoing constitute violations of: (i) Section 11 of the Securities Act of 1933, as amended (Securities Act), by the defendant issuers, the directors and officers signing the related registration statements, and the related underwriters; (ii) Rule 10b-5 promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), by the same parties; and (iii) the control person provisions of the Securities Act and Exchange Act by certain directors and officers of the defendant issuers. A motion to dismiss by the defendant issuers, including Fatbrain, was denied.

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

A settlement agreement in principle, subject to court approval, was negotiated among counsel for all of the issuers, plaintiffs, insurers and underwriters and executed by Barnes & Noble. Final court approval of the settlement was granted on October 5, 2009. The District Court has finished entering the judgments approving the settlement in all of the IPO cases, with the last judgment entered on January 22, 2010. Pursuant to the settlement, no settlement payment will be made by the Company. Since that time, various notices of appeal have been filed by certain objectors on an interlocutory basis. Should any of these appeals be successful and the approval of the settlement overturned, the Company intends to vigorously defend this lawsuit.

Hostetter v. Barnes & Noble Booksellers, Inc. et al.

On December 4, 2008, a purported class action complaint was filed against Barnes & Noble Booksellers, Inc. (B&N Booksellers) in the Superior Court for the State of California making the following allegations against defendants with respect to hourly managers and/or assistant managers at Barnes & Noble stores located in the State of California: (1) failure to pay wages and overtime; (2) failure to provide meal and/or rest breaks; (3) waiting time penalties; and (4) unfair competition. The complaint contains no allegations concerning the number of any such alleged violations or the amount of recovery sought on behalf the purported class. On March 4, 2009, B&N Booksellers filed an answer denying all claims. On March 5, 2009, B&N Booksellers removed this matter to federal court. Discovery concerning purported class member wages, hours worked, and other matters has commenced. The plaintiff moved for class certification on October 19, 2009. On January 25, 2010, the Court denied

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

certification in its entirety, leaving only Hostetter’s individual claim. On February 3, 2010, the plaintiff filed a petition under Federal Rule of Civil Procedure 23(f) with the Ninth Circuit seeking permission to file an interlocutory appeal of the certification denial. The Ninth Circuit denied plaintiff’s petition on April 15, 2010. The parties are now exploring a negotiated resolution of Hostetter’s remaining individual claims.

Minor v. Barnes & Noble Booksellers, Inc. et al.

On May 1, 2009, a purported class action complaint was filed against B&N Booksellers, Inc. in the Superior Court for the State of California alleging wage payments by instruments in a form that did not comply with the requirements of the California Labor Code, allegedly resulting in impermissible wage payment reductions and calling for imposition of statutory penalties. The complaint also alleges a violation of the California Labor Code’s Private Attorneys General Act and seeks restitution of such allegedly unpaid wages under California’s unfair competition law, and an injunction compelling compliance with the California Labor Code. The complaint alleges two subclasses of 500 and 200 employees, respectively (there may be overlap among the subclasses), but contains no allegations concerning the number of alleged violations or the amount of recovery sought on behalf of the purported class. On June 3, 2009, B&N Booksellers filed an answer denying all claims. Discovery concerning purported class member payroll checks and related information is ongoing.

In re Barnes & Noble Stockholder Derivative Litigation (Consolidated Cases Formerly Captioned Separately as: Louisiana Municipal Police Employees Retirement System v. Riggio et al.; Southeastern Pennsylvania Transportation Authority v. Riggio et al.; City of Ann Arbor Employees’ Retirement System v. Riggio et al.; Louise Schuman v. Riggio et al.; Virgin Islands Government Employees’ Retirement System v. Riggio et al.; Electrical Workers Pension Fund, Local 103, I.B.E.W. v. Riggio et al.)

Between August 17, 2009 and August 31, 2009, five putative shareholder derivative complaints were filed in Delaware Chancery Court against the Company’s directors. The complaints generally allege breach of fiduciary duty, waste of corporate assets and unjust enrichment in connection with the Company’s entry into a definitive agreement to purchase Barnes & Noble College Booksellers, which was announced on August 10, 2009 (the Transaction). The complaints generally seek damages in favor of the Company in an unspecified amount; costs, fees and interest; disgorgement; restitution; and equitable relief, including injunctive relief. On September 1, 2009, the Delaware Chancery Court issued an Order of Consolidation consolidating the five lawsuits (the Consolidated Cases) and directing plaintiffs to file a consolidated amended complaint. In a related development, on August 27, 2009, the Company received a demand pursuant to Delaware General Corporation Law, Section 220, on behalf of the Electrical Workers Pension Fund, Local 103, I.B.E.W., a shareholder, seeking to inspect certain books and records related to the Transaction. The Company provided this shareholder with certain documents, on a confidential basis, in response to its demand. On September 18, 2009, this shareholder filed a shareholder derivative complaint in Delaware Chancery Court against certain of the Company’s directors alleging breach of fiduciary duty and unjust enrichment and seeking to enjoin the consummation of the Transaction. At that time, this shareholder also filed a motion for expedited proceedings. At a hearing held on September 21, 2009, the court denied plaintiff’s request for expedited proceedings. On October 6, 2009, the plaintiffs in the Consolidated Cases filed a motion seeking to consolidate the later-filed sixth case with the Consolidated Cases. Also on October 6, 2009, the plaintiff in the sixth case filed a separate motion seeking to consolidate its case with the Consolidated Cases and appoint it as co-lead plaintiff and to appoint its counsel as co-lead counsel. On November 3, 2009, a Consolidated Complaint was filed in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the Consolidated Cases. The Company and defendants sought an extension of their time to answer or otherwise respond to the complaints while the plaintiffs’ respective consolidation motions were pending. On December 11, 2009, the court entered an order consolidating all actions and appointing co-lead counsel for plaintiffs. Plaintiffs designated the Consolidated Complaint filed on November 3, 2009 to be the operative Complaint. The Company and defendants filed motions to dismiss the Consolidated Complaint on January 12, 2010. On January 29, 2010, plaintiffs informed defendants that they would amend their Complaint rather than respond to defendants’ motions to dismiss. Plaintiffs filed an Amended Consolidated Complaint on March 16, 2010. The Company and defendants filed motions to dismiss the Amended Consolidated Complaint on April 30, 2010. Plaintiffs filed their response to the motion to dismiss on June 2, 2010.

Spring Design Inc. v. Barnesandnoble.com LLC

On November 2, 2009, plaintiff filed a complaint against Barnes & Noble.com in the United States District Court for the Northern District of California alleging breach of nondisclosure agreement, misappropriation of trade secrets and unfair competition in connection with Barnes & Noble.com’s development of its NOOK™ eReader. On November 11, 2009, plaintiff filed its first amended complaint and a motion for a preliminary injunction seeking to enjoin shipments of NOOK™. A hearing on plaintiff’s preliminary injunction motion took place on November 30, 2009. On December 1, 2009, the Court issued an order denying plaintiff’s motion for a preliminary injunction, in which it stated, among other things, that plaintiff had not presented sufficient evidence to show that it is likely to succeed on the merits. On January 12, 2010, plaintiff filed a second amended complaint, and on April 22, 2010, after Barnes & Noble.com’s motion to dismiss certain issues on the face of the pleadings was denied, Barnes & Noble.com filed an answer denying all claims.

Yucaipa American Alliance Fund II, L.P. v. Leonard Riggio, et al.

On May 5, 2010, a complaint was filed in Delaware Chancery Court by two of the Company’s shareholders against the Company and its directors. The complaint generally alleges breaches of fiduciary duties by the Company’s directors in connection with the adoption of a Shareholders Rights Plan on November 17, 2009, and the amendment of that plan on February 17, 2010. The complaints generally seek damages in an unspecified amount; costs and fees; and equitable relief, including injunctive relief. On May 5, 2010, the plaintiffs also filed a motion for expedited proceedings. The Court granted that motion on May 25, 2010 and set a trial on the matter to begin on July 8, 2010.

22.	Certain Relationships and Related Transactions

The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and related third parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into. The Audit Committee of the Board of Directors utilizes procedures in evaluating the terms and provisions of proposed related party transactions or agreements in accordance with the fiduciary duties of directors under Delaware law. The Company’s related party transaction procedures contemplate Audit Committee review and approval of all new agreements, transactions or courses of dealing with related parties, including any modifications, waivers or amendments to existing related party transactions. The Company tests to ensure that the terms of related party transactions are at least as favorable to the Company as could have been obtained from unrelated parties at the time of the transaction. The Audit Committee considers, at a minimum, the nature of the relationship between the Company and the related party, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

history of the transaction (in the case of modifications, waivers or amendments), the terms of the proposed transaction, the Company’s rationale for entering the transaction and the terms of comparable transactions with unrelated third parties. In addition, management annually analyzes all existing related party agreements and transactions and reviews them with the Audit Committee.

The Company completed the Acquisition of B&N College from Leonard Riggio and Louise Riggio (Sellers) on September 30, 2009 (see Note 4). Mr. Riggio is the Chairman of the Company’s Board of Directors and a significant stockholder. The Company is a party to a Stock Purchase Agreement dated as of August 7, 2009 among the Company and the Sellers. As part of the Acquisition, the Company acquired the Barnes & Noble trade name that had been owned by B&N College and licensed to the Company (described below). The purchase price paid to the Sellers was $596,000, consisting of $346,000 in cash and $250,000 in Seller Notes (described below). However, the cash paid to the Sellers was reduced by approximately $82,352 in cash bonuses paid by B&N College to 192 members of its management team and employees (Bonus Recipients), not including Leonard Riggio. Pursuant to the terms of the Purchase Agreement, prior to the closing of the Acquisition, B&N College distributed to the Sellers certain assets that are not related to B&N College’s core business, including common stock in the Company. In connection with such distribution, 667,058 shares of the common stock in the Company previously held by B&N College were transferred to certain of the Bonus Recipients. The Company financed the Acquisition through $250,000 of Seller Notes, $150,000 from the Credit Facility and the remainder from both the Company’s and B&N College’s cash on hand.

In connection with the closing of the Acquisition, the Company issued the Sellers (i) a senior subordinated note in the principal amount of $100,000, payable in full on December 15, 2010, with interest of 8% per annum payable on the unpaid principal amount, and (ii) a junior subordinated note in the principal amount of $150,000, payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount (collectively, Seller Notes). The Seller Notes are unsecured and subordinated to the obligations under the Credit Facility and certain other senior obligations. The Company may prepay the Seller Notes at any time without premium or penalty to the extent not prohibited by senior debt documents, provided that the Company may not prepay the junior Seller Note until the senior Seller Note has been repaid in full. On December 22, 2009, the Company consented to the pledge and assignment of the Senior Seller Note by the Sellers as collateral security.

Also in connection with the Acquisition, and as set forth in the Purchase Agreement, B&N College made a tax distribution payment of $54,997 to the Sellers related to taxes imposed on the Sellers’ pro rata share of B&N College S corporation taxable earnings from January 1, 2009 through the date of Acquisition.

The Company pays COBRA benefits for certain former employees and family members that were on the B&N College health benefit plan (prior to the Acquisition). Leonard Riggio has reimbursed the Company $140 to cover such costs, based upon standard COBRA rates, for the period subsequent to Acquisition through fiscal 2010.

In connection with the Acquisition, B&N College and the Company amended and restated B&N College’s existing long-term supply agreement (Supply Agreement) with MBS Textbook Exchange, Inc. (MBS), which is majority owned by Leonard Riggio, Stephen Riggio (the Company’s Vice Chairman and former Chief Executive Officer) and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

learning distribution services. Pursuant to the Supply Agreement, which has a term of ten years, and subject to availability and competitive terms and conditions, B&N College will continue to purchase new and used printed textbooks for a given academic term from MBS prior to buying them from other suppliers, other than in connection with student buy-back programs. MBS pays B&N College commissions based on the volume of textbooks sold to MBS each year and with respect to the textbook requirements of certain distance learning programs that MBS fulfills on B&N College’s behalf. MBS paid B&N College $7,014 related to these commissions in fiscal 2010 from the date of Acquisition. In addition, the Supply Agreement contains restrictive covenants that limit the ability of B&N College and the Company to become a used textbook wholesaler and that place certain limitations on MBS’s business activities.

The Company purchases new and used textbooks at market prices directly from MBS. Total purchases were $24,186, $1,799, $8,250 and $7,539 for fiscal 2010, the transition period, fiscal 2008 and 2007, respectively. Prior to fiscal 2010, MBS distributed certain proprietary products on behalf of the Company. Net sales received by the Company after deducting MBS fees were $9, $340 and $419 for the transition period, fiscal 2008 and 2007, respectively. Fees paid to MBS were $2, $50 and $65 during the transition period, fiscal 2008 and 2007, respectively. MBS sells used books through the Barnes & Noble.com dealer network. MBS pays Barnes & Noble.com the same commission as other dealers in the Barnes & Noble dealer network. Barnes & Noble.com earned a commission of $3,115, $915, $1,410 and $1,598 on the MBS used book sales in fiscal 2010, the transition period, fiscal 2008 and 2007, respectively. In addition, Barnes & Noble.com maintains a link on its website which is hosted by MBS and through which Barnes & Noble.com customers are able to sell used books directly to MBS. Barnes & Noble.com is paid a fixed commission on the price paid by MBS to the customer. Total commissions paid to Barnes & Noble.com were $172, $29, $130 and $81 for fiscal 2010, the transition period, fiscal 2008 and 2007, respectively.

In fiscal 2010, the Company’s wholly owned subsidiary Barnes & Noble Bookquest LLC (Bookquest) entered into an agreement with TXTB.com LLC (TXTB), a subsidiary of MBS, pursuant to which the Bookquest marketplace database of third party sellers on the Barnes & Noble.com website was made available on the TXTB website. Bookquest receives a fee from third party sellers for sales of Bookquest marketplace items and, upon receipt of such fee, Bookquest remits a separate fee to TXTB for any marketplace items sold on the TXTB website. Outstanding amounts payable to TXTB were $33 for fiscal 2010.

Prior to the Acquisition, the Company licensed the “Barnes & Noble” name under a royalty-free license agreement dated February 11, 1987, as amended, from B&N College (the General License Agreement). Barnes & Noble.com licensed the “Barnes & Noble” name under a royalty-free license agreement, dated October 31, 1998, as amended, between Barnes & Noble.com and B&N College (the License Agreement). Pursuant to the License Agreement, Barnes & Noble.com had been granted an exclusive license to use the “Barnes & Noble” name and trademark in perpetuity for the purpose of selling books over the Internet (excluding sales of college textbooks). Under a separate agreement dated as of January 31, 2001 (the Textbook License Agreement), between Barnes & Noble.com, B&N College and Textbooks.com, Barnes & Noble.com was granted the right to sell college textbooks over the Internet using the “Barnes & Noble” name. Pursuant to the Textbook License Agreement, Barnes & Noble.com paid Textbooks.com a royalty on revenues (net of product returns, applicable sales tax and excluding shipping and handling) realized by Barnes & Noble.com from the sale of books designated as textbooks. Royalty expense was $3,431, $973, $5,814, and $4,864 during fiscal 2010 prior to Acquisition, the transition period, fiscal 2008 and 2007, respectively, under the terms of the Textbook License Agreement. Subsequent to the closing of the Acquisition, Textbooks.com paid $146 to B&N College for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

funds that were received by Textbooks.com and were earned by B&N College. In connection with the closing of the Acquisition, the Company terminated the Textbook License Agreement and as a result no longer pays a royalty with respect to online textbook sales.

In fiscal 2010, the Company entered into an Aircraft Time Sharing Agreement with LR Enterprises Management LLC (LR Enterprises), which is owned by Leonard Riggio and Louise Riggio, pursuant to which LR Enterprises granted the Company the right to use a jet aircraft owned by it on a time-sharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the Federal Aviation Regulations (FAR). Such operating costs were $429 during fiscal 2010. LR Enterprises is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, other than insurance obtained for the specific flight as requested by the Company, as provided in the FAR. Prior to the Acquisition, the Company used a jet aircraft owned by B&N College and paid for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which included fuel, insurance and other costs were $113, $420, $1,823 and $1,921 during fiscal 2010 prior to Acquisition, the transition period, fiscal 2008 and 2007, respectively, and were included in the accompanying consolidated statements of operations.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity in which Leonard Riggio has a majority interest and expires in 2013; the second location is leased from an entity in which Leonard Riggio has a minority interest and expires in 2016. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,889, $1,198, $4,681 and $4,603 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively.

The Company leases one of its B&N College stores from a partnership owned by Leonard and Stephen Riggio, pursuant to a lease expiring in 2014. Rent of $512 was paid during fiscal 2010 from the date of the Acquisition.

The Company leases an office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. The space was rented at an annual rent of $759, $186, $810 and $738 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively. Net of subtenant income, the Company paid $241, $57, $307 and $258 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively.

Prior to the Acquisition, the Company leased retail space in a building in which B&N College subleased space from the Company, pursuant to a sublease expiring in 2020. Pursuant to such sublease, the Company charged B&N College $347, $206, $773 and $840 for such subleased space and other operating costs incurred on its behalf during fiscal year 2010 prior to the Acquisition, the transition period, fiscal 2008 and 2007, respectively. The amount paid by B&N College to the Company exceeded the cost per square foot paid by the Company to its unaffiliated third-party landlord.

Prior to the Acquisition, the Company reimbursed B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges were $71, $34, $235 and $200 during fiscal 2010 prior to the Acquisition, the transition period, fiscal 2008 and 2007, respectively. Prior to the Acquisition, B&N College purchased inventory, at cost plus an incremental fee, of $25,187, $2,742, $49,172 and $50,597 from the Company during fiscal 2010 prior to the Acquisition, the transition period, fiscal 2008 and 2007, respectively. Also prior to the Acquisition, B&N College reimbursed the Company $2,700, $926, $3,506 and $4,889 for fiscal year 2010 prior to the Acquisition, the transition period, fiscal 2008 and 2007, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

GameStop Corp. (GameStop), a company in which Leonard Riggio is a member of the Board of Directors and a minority shareholder, operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7% of the gross sales of such departments, which totaled $1,061, $250, $1,250, and $1,221 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively. GameStop sells new and used video games and consoles on the Barnes & Noble.com website. Barnes & Noble.com receives a commission on sales made by GameStop. For fiscal year 2010, the transition period, fiscal 2008 and 2007, the commission earned by Barnes & Noble.com was $334, $76, $531 and $447, respectively. Until June 2005, GameStop participated in the Company’s worker’s compensation, property and general liability insurance programs. The costs incurred by the Company under these programs were allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. GameStop reimbursed the Company for these services $128, $62, $162 and $289 during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively. Although GameStop secured its own insurance coverage, costs are continuing to be incurred by the Company on insurance claims which were made under its programs prior to June 2005 and any such costs applicable to insurance claims against GameStop will be charged to GameStop at the time incurred.

The Company is provided with national freight distribution, including trucking services by Argix Direct Inc. (Argix), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest, pursuant to a transportation agreement expiring in 2012. The Company paid Argix $16,536, $3,820, $16,981 and $18,953 for such services during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively. At the time of the agreement, the cost of freight delivered to the stores by Argix was comparable to the prices charged by publishers and the Company’s other third party freight distributors. However, due to higher contracted fuel surcharge and transportation costs, Argix’s rates are now higher than the Company’s other third party freight distributors. As a result, the Company amended its existing agreement with Argix effective January 1, 2009. The amendment provides the Company with a $3,000 annual credit to its freight and transportation costs for the remaining life of the existing agreement. Argix provides B&N College with transportation services under a separate agreement expiring in 2011. The Company believes that the transportation costs that B&N College paid to Argix are comparable to the transportation costs charged by third party distributors. B&N College paid Argix $658 for such services during fiscal 2010 from the date of Acquisition. Argix also leases office and warehouse space from the Company in Jamesburg, New Jersey, pursuant to a lease expiring in 2011. The Company charged Argix $2,646, $736, $2,835 and $2,642, for such leased space and other operating costs incurred on its behalf during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively.

The Company uses Source Interlink Companies, Inc. (Source Interlink) as its primary supplier of music and DVD/video, as well as magazines and newspapers. Leonard Riggio is an investor in an investment company that formerly owned a minority interest in Source Interlink. In addition, Ronald W. Burkle, who owns a minority interest in the Company, also owned a minority interest in Source Interlink through his ownership interests in AEC Associates, LLC. Pursuant to the confirmation order of the United States Bankruptcy Court of the District of Delaware, as of June 19, 2009 (the Discharge Date) the equity interests held by the then owners of Source Interlink were discharged, cancelled, released and extinguished. The Company paid Source Interlink $33,959, $91,077, $395,144 and $438,159 for merchandise purchased at market prices during fiscal 2010 prior to the Discharge Date, the transition period, fiscal 2008 and 2007, respectively. Outstanding amounts payable to Source Interlink for merchandise purchased were $23,081 and $53,217 as of May 2, 2009 and January 31, 2009, respectively.

The Company uses Digital on Demand as its provider of music and video database equipment and services. Leonard Riggio owns a minority interest in Digital on Demand through the same investment

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

company through which he owns a minority interest in Source Interlink. The Company paid Digital on Demand $2,992, $1,960, $4,893 and $4,396 for music and video database equipment and services during fiscal 2010, the transition period, fiscal 2008 and 2007, respectively.

23.	Dividends

During fiscal 2010, the Company paid quarterly cash dividends of $0.25 per share on June 30, 2009 to stockholders of record at the close of business on June 9, 2009, on September 30, 2009 to stockholders of record at the close of business on September 9, 2009, on December 31, 2009 to stockholders of record at the close of business on December 10, 2009 and on March 31, 2010 to stockholders of record at the close of business on March 10, 2010. The Company also paid a dividend of $0.25 per share on June 30, 2010 to stockholders of record at the close of business on June 11, 2010.

During the transition period, the Company paid a dividend of $0.25 per share on March 31, 2009 to stockholders of record at the close of business on March 10, 2009.

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

24.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for fiscal 2010 and fiscal 2008 is as follows:

Fiscal 2010 Quarter Ended On or About	July 2009	October 2009	January 2010	April 2010(a)	Total Fiscal Year 2010
Sales	$1,155,681	1,160,895	2,174,542	1,319,446	5,810,564
Gross profit	$355,855	342,189	615,671	363,030	1,676,745
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$12,267	(23,957)	80,403	(32,038)	36,676
Loss from discontinued operations	—	—	—	—	—

Net earnings (loss) attributable to Barnes & Noble, Inc.	$12,267	(23,957)	80,403	(32,038)	36,676
Basic earnings (loss) per common share:
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$0.22	(0.43)	1.40	(0.58)	0.64
Loss from discontinued operations attributable to Barnes & Noble, Inc.	—	—	—	—	—

Net earnings (loss) attributable to Barnes & Noble, Inc.	$0.22	(0.43)	1.40	(0.58)	0.64
Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$0.21	(0.43)	1.38	(0.58)	0.63
Loss from discontinued operations attributable to Barnes & Noble, Inc.	—	—	—	—	—

Net earnings (loss) attributable to Barnes & Noble, Inc.	$0.21	(0.43)	1.38	(0.58)	0.63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(a)	Included in the 13 weeks ended May 1, 2010 was a physical inventory benefit of $10.6 million, as results were more favorable than previously estimated and accrued, and a tax benefit of $13.7 million due to the recognition of previously unrecognized tax benefits for years settled with the applicable tax authorities.

Fiscal 2008 Quarter Ended On or About	April 2008	July 2008	October 2008	January 2009	Total Fiscal Year 2008
Sales	$1,155,882	1,220,989	1,113,317	1,631,616	5,121,804
Gross profit	$347,967	374,399	336,123	522,717	1,581,208
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(566)	16,771	(15,952)	85,172	85,426
Loss from discontinued operations	(1,658)	(1,360)	(2,468)	(4,020)	(9,506)

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(2,224)	15,411	(18,420)	81,152	75,920
Basic earnings (loss) per common share:
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(0.01)	0.30	(0.29)	1.50	1.50
Loss from discontinued operations attributable to Barnes & Noble, Inc.	(0.03)	(0.02)	(0.05)	(0.07)	(0.17)

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(0.04)	0.28	(0.34)	1.43	1.33
Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(0.01)	0.29	(0.29)	1.49	1.46
Loss from discontinued operations attributable to Barnes & Noble, Inc.	(0.03)	(0.02)	(0.05)	(0.07)	(0.17)

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(0.04)	0.27	(0.34)	1.42	1.29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc., as of May 1, 2010, May 2, 2009 and January 31, 2009 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three fiscal years ended May 1, 2010 and the transition period ended May 2, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. as of May 1, 2010, May 2, 2009 and January 31, 2009 and the results of its operations and its cash flows for each of the three fiscal years ended May 1, 2010 and the transition period ended May 2, 2009, in conformity with accounting principles generally accepted in the United States of America.

Effective February 1, 2009, the Company retrospectively adopted ASC Topic 810 as it relates to noncontrolling interests in consolidated financial statements and prospectively adopted ASC Topic 805 as it relates to business combinations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Barnes & Noble, Inc.’s internal control over financial reporting as of May 1, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 30, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

New York, New York

June 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of May 1, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Barnes & Noble, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting under Item 9A, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Barnes & Noble College Booksellers, LLC, which was acquired on September 30, 2009, and which is included in the consolidated balance sheet of Barnes & Noble, Inc. as of May 1, 2010 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal year then ended. Barnes & Noble College Booksellers, LLC constituted 4% of total assets as of May 1, 2010 and 14% of sales, respectively, for the fiscal year then ended. Management did not assess the effectiveness of internal control over financial reporting of Barnes & Noble College Booksellers, LLC because of the timing of the acquisition which was completed on September 30, 2009. Our audit of internal control over financial reporting of Barnes & Noble, Inc. also did not include an evaluation of the internal control over financial reporting of Barnes & Noble College Booksellers, LLC.

In our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 1, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. as of May 1, 2010, May 2, 2009 and January 31, 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three fiscal years ended May 1, 2010 and the transition period ended May 2, 2009 and our report dated June 30, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

New York, New York

June 30, 2010

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Barnes & Noble, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In accordance with SEC guidance regarding the reporting of internal control over financial reporting in connection with a material acquisition, management may omit an assessment of an acquired business’ internal control over financial reporting from management’s assessment of internal control over financial reporting for a period not to exceed one year. Accordingly, the Company has excluded B&N College from the scope of management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of May 1, 2010. B&N College constituted 4% of total assets as of May 1, 2010 and 14% of sales, respectively, for the fiscal year then ended. Management did not assess the effectiveness of internal control over financial reporting of B&N College because of the timing of the acquisition which was completed on September 30, 2009.

Based on the Company’s evaluation, management concluded that the Company’s internal control over financial reporting was effective as of May 1, 2010. The Company’s internal control over financial reporting as of May 1, 2010 has been independently audited by BDO Seidman, LLP, an independent registered public accounting firm, and their attestation is included herein. BDO Seidman, LLP’s audit did not include an evaluation of the internal control over financial reporting of B&N College.

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2010 filed with the Securities and Exchange Commission, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.