Form 10-K, Exhibit 13
period 2011-04-30
BARNES & NOBLE INC
filed 2011-06-29
CIK 890491

Exhibit 13.1

CONSOLIDATED STATEMENTS OF OPERATIONS

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

The Statement of Operations Data for the 52 weeks ended April 30, 2011 (fiscal 2011), 52 weeks ended May 1, 2010 (fiscal 2010), 13 weeks ended May 2, 2009 (transition period), and 52 weeks ended January 31, 2009 (fiscal 2008), and the Balance Sheet Data as of April 30, 2011 and May 1, 2010 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended February 2, 2008 (fiscal 2007) and 53 weeks ended February 3, 2007 (fiscal 2006) and the Balance Sheet Data as of May 2, 2009, January 31, 2009, February 2, 2008 and February 3, 2007 are derived from audited consolidated financial statements not included in this report. The Statement of Operations Data for the 13 weeks ended May 3, 2008 are derived from unaudited consolidated financial statements which are included elsewhere in this report.

See accompanying notes to consolidated financial statements.

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	13 weeks ended May 3, 2008	Fiscal 2008	Fiscal 2007	Fiscal 2006
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble Retail	$4,364,246	4,401,343	1,012,077	1,055,628	4,652,666	4,806,350	4,703,234
Barnes & Noble College (a)	1,776,223	833,648	—	—	—	—	—
Barnes & Noble.com	858,096	572,763	93,075	100,254	469,138	480,324	436,384

Total sales	6,998,565	5,807,754	1,105,152	1,155,882	5,121,804	5,286,674	5,139,618
Cost of sales and occupancy	5,205,712	4,131,009	773,491	807,915	3,540,596	3,679,845	3,534,097

Gross profit	1,792,853	1,676,745	331,661	347,967	1,581,208	1,606,829	1,605,521

Selling and administrative expenses	1,629,384	1,392,207	286,554	303,863	1,251,524	1,225,791	1,178,038
Depreciation and amortization	228,647	207,774	45,879	41,314	173,557	168,600	166,581
Pre-opening expenses	81	3,518	2,472	4,537	12,796	10,387	12,897

Operating profit (loss)	(65,259)	73,246	(3,244)	(1,747)	143,331	202,051	248,005
Interest income (expense), net and amortization of deferred financing fees (b)	(57,350)	(28,237)	(199)	807	(2,344)	7,483	1,680

Earnings (loss) from continuing operations before taxes	(122,609)	45,009	(3,443)	(940)	140,987	209,534	249,685
Income taxes	(48,652)	8,365	(1,374)	(374)	55,591	74,623	100,499

Earnings (loss) from continuing operations (net of income tax)	(73,957)	36,644	(2,069)	(566)	85,396	134,911	149,186
Earnings (loss) from discontinued operations (net of income tax) (c)	—	—	(654)	(1,658)	(9,506)	888	1,341

Net earnings (loss)	(73,957)	36,644	(2,723)	(2,224)	75,890	135,799	150,527
Loss attributable to noncontrolling interests (d)	37	32	30	—	30	—	—

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(73,920)	36,676	(2,693)	(2,224)	75,920	135,799	150,527

Earnings (loss) attributable to Barnes & Noble, Inc.
Earnings (loss) from continuing operations	$(73,957)	36,644	(2,069)	(566)	85,396	134,911	149,186
Less loss attributable to noncontrolling interests	37	32	30	—	30	—	—

Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(73,920)	36,676	(2,039)	(566)	85,426	134,911	149,186

Basic earnings per common share
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(1.31)	0.64	(0.04)	(0.01)	1.50	2.07	2.24
Earnings (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	—	(0.01)	(0.03)	(0.17)	0.01	0.02

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.31)	0.64	(0.05)	(0.04)	1.33	2.08	2.26

Diluted earnings per common share
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(1.31)	0.63	(0.04)	(0.01)	1.46	1.99	2.14
Earnings (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	—	(0.01)	(0.03)	(0.17)	0.01	0.02

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.31)	0.63	(0.05)	(0.04)	1.29	2.00	2.16

Dividends paid per share	$0.75	1.00	0.25	0.15	0.90	0.60	0.60

Weighted average common shares outstanding
Basic	56,588	55,344	54,759	57,614	55,207	63,662	65,212
Diluted	56,588	56,153	54,759	57,614	56,529	66,221	68,388

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	13 weeks ended May 3, 2008	Fiscal 2008	Fiscal 2007	Fiscal 2006
OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	705	720	726	717	726	713	695
Barnes & Noble College	636	637	—	—	—	—	—
B. Dalton stores	—	—	51	83	52	85	98

Total	1,341	1,357	777	800	778	798	793

Comparable sales increase (decrease)
Barnes & Noble Retail (e)	0.7%	(4.8)%	(5.7)%	(1.5)%	(5.4)%	1.8%	(0.3)%
Barnes & Noble College (f)	(0.8)%	(0.2)%	—	—	—	—	—
Barnes & Noble.com (g)	64.7%	24.0%	(7.2)%	7.2%	(1.3)%	13.4%	(1.1)%

Capital expenditures (h)	$110,502	127,779	22,822	38,278	192,153	193,958	176,040

BALANCE SHEET DATA:

Total assets	$3,596,466	3,705,686	2,664,279	2,779,006	2,877,864	3,141,247	3,084,456
Long-term debt	$313,100	260,400	—	86,700	—	—	—
Long-term subordinated note (i)	$150,000	150,000	—	—	—	—	—

(a)	B&N College results are included since the Acquisition on September 30, 2009.

(b)	Amounts for fiscal 2011, fiscal 2010, the transition period, the 13 weeks ended May 3, 2008, fiscal 2008, fiscal 2007 and fiscal 2006 are net of interest income of $320, $452, $211, $1,369, $1,518, $9,169 and $5,292, respectively.

(c)	Represents the results of Calendar Club for all periods presented.

(d)	Noncontrolling interest represents the 50% outside interest in Begin Smart LLC. During the second quarter of fiscal 2011, the Company purchased the remaining 50% outside interest in Begin Smart LLC.

(e)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores.

(f)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores. Additionally, for textbook rentals, comparable store sales reflects the retail selling price of a new or used textbook when rented, rather than solely the rental fee received and amortized over the rental period.

(g)	Comparable sales increase (decrease) is calculated on a 52-week basis and includes sales of physical and digital products made online through the Company’s website and eBookstore, including sales through its eReader devices, and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements. Additionally, comparable sales reflects the actual retail selling price for eBooks sold under the agency model, rather than solely the commission received.

(h)	Excludes Calendar Club capital expenditures of $308, $1,988, $2,551 and $3,333, for the 13 weeks ended May 3, 2008, fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

(i)	See Note 12 to the Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On September 29, 2009, the Board of Directors of Barnes & Noble, Inc. (Barnes & Noble or the Company) authorized a change in the Company’s fiscal year end from the Saturday closest to the last day of January to the Saturday closest to the last day of April. The change in fiscal year, which became effective on September 30, 2009 upon the closing of the acquisition of Barnes & Noble College Booksellers, Inc. (B&N College) by Barnes & Noble (the Acquisition), gives the Company and B&N College the same fiscal year. The change was intended to better align the Company’s fiscal year with the business cycles of both Barnes & Noble and B&N College. As used in this section, “fiscal 2011” represents the 52 weeks ended April 30, 2011, “fiscal 2010” represents the 52 weeks ended May 1, 2010, “transition period” represents the 13 weeks ended May 2, 2009, “fiscal 2008” represents the 52 weeks ended January 31, 2009, and “fiscal 2007” represents the 52 weeks ended February 2, 2008.

General

Barnes & Noble, the nation’s largest bookseller,1 is a leading content, commerce and technology company providing customers easy and convenient access to books, magazines, newspapers and other content across its multi-channel distribution platform. As of April 30, 2011, the Company operated 1,341 bookstores in 50 states, including 636 bookstores on college campuses, and one of the Web’s largest eCommerce sites, which includes the development of digital content products and software. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership in the sale of books and increase sales growth across multiple channels.

Of the 1,341 bookstores, 705 operate primarily under the Barnes & Noble Booksellers trade name. B&N College, a wholly-owned subsidiary of Barnes & Noble, operates 636 college bookstores serving over 4.6 million students and faculty members at colleges and universities across the United States. barnesandnoble.com llc (Barnes & Noble.com) encompasses one of the Web’s largest eCommerce sites, Barnes & Noble eBookstore, Barnes & Noble eReader software, and the Company’s devices and other hardware support. Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), bolsters the Company as a leader in general trade book publishing. The Company employed approximately 35,000 full- and part-time employees as of April 30, 2011.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, NOOK (references to NOOK™ include the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™ and The All-New NOOK™ eBook Reader devices),2 and related accessories, bargain books, magazines, gifts, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on Barnes & Noble.com. The Acquisition of B&N College has allowed the Company to expand into sales of textbooks and course-related materials, emblematic apparel and gifts, trade books, school and dorm supplies, and convenience and café items on college and university campuses. In fiscal 2011, B&N

[1]	Based upon sales reported in trade publications and public filings.
[2]	Any reference to NOOK™, NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, and The All-New NOOK™ includes the trademark symbol (™) even if a superscript “TM” is not included.

College began offering a textbook rental option to its customers, and expanded its electronic textbooks and other course materials through a proprietary digital platform (NOOK Study™). B&N College offers its customers a full suite of textbook options – new, used, digital and rental. The Company previously licensed the “Barnes & Noble” trade name from B&N College under certain agreements. The Acquisition gave the Company exclusive ownership of its trade name.

To address dynamic changes in the book selling industry, Barnes & Noble has repositioned its business from a store-based model to a multi-channel model centered in Internet and digital commerce. Barnes & Noble is currently the only enterprise to offer readers the option of store visits, eCommerce, and digital delivery of books to Barnes & Noble-branded devices or other devices of their choosing.

Barnes & Noble’s strategy is to:

•	continue to invest in the digital business to fuel NOOK and seize the market opportunity;

•	use its infrastructure to deliver digital content to customers wirelessly and online;

•	utilize the strong Barnes & Noble brand and retail footprint to attract customers to its multi-channel platform;

•	develop innovative technology; and

•	expand its distribution channels through strategic partnerships with world-class hardware and software companies and retail partners.

The Company has a multi-channel marketing strategy that deploys various merchandising programs and promotional activities to drive traffic to both its stores and website. At the center of this program is Barnes & Noble.com, which receives over one billion visits annually.

Segments

Due to the increased focus on the internet and digital businesses, the Company performed an evaluation on the effect of its impact on the identification of operating segments. The assessment considered the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, the Company has determined that it has three operating segments: B&N Retail, B&N College and B&N.com.

B&N Retail

This segment includes 705 bookstores as of April 30, 2011, primarily under the Barnes & Noble Booksellers trade name. These stores generally offer a NOOK Boutique/Counter, a comprehensive trade book title base, a café, a children’s section, an Educational Toys & Games department, a DVDs/BluRay department, a gift department, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s publishing operation, Sterling Publishing.

Barnes & Noble stores range in size from 3,000 to 60,000 square feet depending upon market size, with an overall average store size of 26,000 square feet. In fiscal 2011, the Company reduced the Barnes & Noble store base by 0.3 million square feet, bringing the total square footage to 18.4 million square feet, a 1.7% decrease from fiscal 2010. Each store features an authoritative selection of books, ranging from 20,000 to 200,000 unique titles. The comprehensive title selection is diverse and tailored to each store location to reflect local interests. In addition, Barnes & Noble emphasizes books published by small and independent publishers and university presses. Bestsellers (the “top ten” highest selling hardcover fiction and hardcover non-fiction titles) typically represent between 2% and 5% of Barnes & Noble sales. Complementing this extensive in-store selection, all Barnes & Noble stores provide customers with on-site access to the millions of books available to online shoppers while offering an option to have the book sent to the store or shipped directly to the customer through Barnes & Noble.com’s delivery system. All Barnes & Noble stores are equipped with the Company’s proprietary BookMaster in-store operating system, which enhances the Company’s merchandise-replenishment system, resulting in high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing. The Company has completed its process of integrating the BookMaster system used in each store with Barnes & Noble.com so that its customers share the same experience across both channels.

Sterling Publishing

Sterling Publishing is a leading publisher of non-fiction trade titles. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books and kits across a variety of imprints, in categories such as health & wellness, music & popular culture, food & wine, crafts & photography, puzzles & games and history & current affairs, as well as a large and growing presence in children’s books. In addition, there are over 500 titles in the Barnes & Noble Classics® and its Library of Essential Reading® series. Sterling combines its distinguished heritage with an open mind to incubating new businesses and an all-consuming, entrepreneurial zest. Sterling’s most recent evolutions include adding two fiction imprints, SilverOak for the adult titles, and Splinter for the children’s titles. These additions expand its 6,000+ title base of e-books and print books, bringing books to life through social events, and creating new ways of storytelling that entertain, enrich and educate.

B&N College

B&N College is one of the largest contract operators of bookstores on college and university campuses across the United States. As of April 30, 2011, B&N College operated 636 stores nationwide serving over 4.6 million students and faculty members. The B&N College customer base, which is mainly comprised of students and faculty, can purchase various items from their campus stores, including textbooks and course-related materials, emblematic apparel and gifts, trade books, computer products and eReaders, school and dorm supplies, and convenience and café items. In fiscal 2011, B&N College began offering a textbook rental option to its customers, and expanded its electronic textbooks and other course materials through a proprietary digital platform (NOOK Study™). B&N College offers its customers a full suite of textbook options – new, used, digital and rental.

B&N College operates 603 traditional college bookstores and 33 academic superstores, which are generally larger in size, offer cafés and provide a sense of community that engages the surrounding campus and local communities in college activities and culture. The traditional bookstores range in size from 500 to 48,000 square feet. The academic superstores range in size from 8,000 to 75,000 square feet, includes a café, and carry a large selection of course required textbooks, supplies, emblematic apparel, gifts, and 10,000 to 112,000 titles of trade and reference books.

B&N College generally operates its stores pursuant to multi-year management service agreements under which a school designates B&N College to operate the official school bookstore on campus and B&N College provides the school with regular payments that represent a percentage of store sales and, in some cases, include a minimum fixed guarantee.

B&N College’s business strategy is to maintain long-term relationships with colleges and universities by providing high-quality service to college administrators, faculty and students.

B&N.com

This segment includes the Company’s online business, which includes the Company’s eCommerce site and features an eBookstore and digital newsstand. Additionally, this segment includes the development and support of the Company’s NOOK product offerings.

The eBookstore and digital newsstand allows customers to purchase over two million eBooks, newspapers and magazines. Barnes & Noble’s eBookstore is available on a wide range of digital platforms, including NOOK™, iPad™, iPhone®, iPod touch® and select BlackBerry® and Motorola™ smartphones, as well as most laptops or full-sized desktop computers. Barnes & Noble has implemented innovative features on its digital platform to ensure that customers have a seamless experience across their devices.

The Company has a multi-channel marketing strategy that deploys various merchandising programs and promotional activities to drive traffic to both its stores and website. At the center of this program is Barnes & Noble.com, which receives over one billion visits annually. In this way, Barnes & Noble.com serves as both the Company’s direct-to-home delivery service and as an important broadcast channel and advertising medium for the Barnes & Noble brand. For example, the online store locator at Barnes & Noble.com receives millions of customer visits each year providing store hours, directions, information about author events and other in-store activities. Similarly, in Barnes & Noble stores, NOOK customers can access free Wi-Fi connectivity; enjoy the “Read In Store” feature to browse many complete eBooks for free, and the “More In Store” program, which offers free, exclusive content and special promotions.

Results of Operations

		13 weeks ended
Fiscal Year	Fiscal 2011	Fiscal 2010	May 2, 2009	May 3, 2008	Fiscal 2008
Sales (in thousands)	$6,998,565	5,807,754	1,105,152	1,155,882	5,121,804
Earnings (Loss) From Continuing Operations Attributable to Barnes & Noble, Inc. (in thousands)	$(73,920)	36,676	(2,039)	(566)	85,426
Diluted Earnings (Loss) Per Common Share From Continuing Operations	$(1.31)	0.63	(0.04)	(0.01)	1.46
Comparable Sales Increase (Decrease)
Barnes & Noble stores (a)	0.7%	(4.8)%	(5.7)%	(1.5)%	(5.4)%
Barnes & Noble College stores (b)	(0.8)%	(0.2)%	—	—	—
Barnes & Noble.com (c)	64.7%	24.0%	(7.2)%	7.2%	(1.3)%
Stores Opened
Barnes & Noble stores	1	8	6	11	35
Barnes & Noble College	15	11	—	—	—
B. Dalton stores	—	—	—	—	—

Total	16	19	6	11	35

Stores Closed
Barnes & Noble stores	16	18	6	7	22
Barnes & Noble College (d)	16	6	—	—	—
B. Dalton stores	—	47	1	2	33

Total	32	71	7	9	55

Number of Stores Open at Year End
Barnes & Noble stores	705	720	726	717	726
Barnes & Noble College (d)	636	637	—	—	—
B. Dalton stores	—	—	51	83	52

Total	1,341	1,357	777	800	778

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	18.4	18.7	18.8	18.3	18.7
B. Dalton stores	—	—	0.2	0.3	0.2

Total	18.4	18.7	18.9	18.6	18.9

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores.

(b)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores. Additionally, for textbook rentals, comparable store sales reflects the retail selling price of a new or used textbook when rented, rather than solely the rental fee received and amortized over the rental period.

(c)	Comparable sales increase (decrease) is calculated on a 52-week basis and includes sales of physical and digital products made online through the Company’s website and eBookstore, including sales through its eReader devices, and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements. Additionally, comparable sales reflects the actual retail selling price for eBooks sold under the agency model, rather than solely the commission received.

(d)	Represents the number of B&N College stores opened and closed since the Acquisition date.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

			13 weeks ended
Fiscal Year	Fiscal 2011	Fiscal 2010	May 2, 2009	May 3, 2008	Fiscal 2008
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales and occupancy	74.4	71.1	70.0	69.9	69.1

Gross margin	25.6	28.9	30.0	30.1	30.9
Selling and administrative expenses	23.3	24.0	25.9	26.3	24.4
Depreciation and amortization	3.3	3.6	4.2	3.6	3.4
Pre-opening expenses	0.0	0.1	0.2	0.4	0.2

Operating margin (loss)	(0.9)	1.3	(0.3)	(0.2)	2.8
Interest income, net and amortization of deferred financing fees	0.8	0.5	—	—	—

Earnings (loss) from continuing operations before taxes	(1.8)	0.8	(0.3)	(0.1)	2.8
Income taxes	(0.7)	0.1	(0.1)	(0.0)	1.1

Earnings (loss) from continuing operations (net of income tax)	(1.1)%	0.6%	(0.2)%	—%	1.7%

Business Overview

The Company’s financial performance has been adversely impacted in recent years by a number of factors, including the economic downturn, increased competition and the expanding digital market.

The Company’s core business is the operation of B&N Retail and B&N College stores, from which it derives the majority of its sales and net income. B&N Retail comparable store sales have declined in recent years due to lower consumer traffic as a result of the factors noted above. Even as the economy improves, the Company expects these trends to continue as consumer spending patterns shift toward internet retailers and digital content. The Company faces increasing competition from the expanding market for electronic books, or “eBooks”, eBook readers and digital distribution of content. In addition, one of B&N Retail’s largest competitors in the sale of physical books, Borders Group, Inc. filed Chapter 11 bankruptcy and closed approximately 25% of their stores. The fourth quarter comparable store sales were temporarily negatively impacted by the liquidation. As those stores have closed, the Company is realizing incremental sales in those markets. With the uncertainty of the remaining stores being closed or sold, the Company remains optimistic that this will present opportunities for B&N Retail over the long term.

Despite these challenges, the Company believes it has attractive opportunities for future development.

The Company has leveraged its unique assets, iconic brands and reach to become a leader in the distribution of digital content. In 2009, the Company entered the eBook market with its acquisition of Fictionwise, a leader in the eBook marketplace, and the popularity of its eBook site continues to grow. Since then, the Company launched its NOOK™ brand of eReading products, which provide a fun, easy-to-use and immersive digital reading experience. With NOOK™, customers gain access to the Company’s expansive NOOK Bookstore™ of more than two million digital titles, and the ability to enjoy content access to a wide array of popular devices. The Company’s eBook market share has grown to over 25%.

In October 2010, Barnes & Noble introduced NOOK Color™, the first full-color touch Reader’s Tablet, complementing its NOOK 1st Edition™ and NOOK Wi-Fi 1st Edition™ devices, which offer a paper-like reading experience with a color touch screen for navigation. Most recently, the Company has introduced The All-New NOOK™, The Simple Touch Reader™, the easiest-to-use, most intuitive eReader available that is ultra light, features best-in-class battery performance, a 6-inch full touchscreen and the most advanced E Ink Pearl display at a desirable market price point. In addition to NOOK™ devices, the Company makes it easy for customers to enjoy any book, anytime, anywhere with its free line of NOOK™ software specific application, which has won the Webby People’s Voice Award. Customers can use Barnes & Noble’s free eReading software to access and read books from their personal Barnes & Noble digital library on devices including iPad™, iPhone®, Android™ smartphones and tablets, BlackBerry® and other smartphones, as well as most laptops or full-sized desktop computers. The Lifetime Library™ helps ensure that Barnes & Noble customers will always be able to access their digital libraries on NOOK™ products and software-enabled devices and BN.com. The Company also offers NOOK Newsstand™, which provides an extensive selection of digital newspapers and magazines, available in both subscription and single copy format, NOOK Kids™, a collection of digital picture and chapter books for children and NOOK Study™, an innovative study platform and software solution for higher education.

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

B&N College provides direct access to a large and well-educated demographic group, enabling the Company to build relationships with students throughout their college years and beyond. The Company also expects to be the beneficiary of market consolidation as more and more schools outsource their bookstore management. The Company is in a unique market position to benefit from this trend given its full suite of services: bookstore management, textbook rental and digital delivery.

Although the Company believes cash on hand, cash flows from operating activities, funds available from its senior credit facility and short-term vendor financing provide the Company with adequate liquidity and capital resources for seasonal working capital requirements, the Company may raise additional capital to support the growth of its online and digital businesses.

Strategic alternative process. On August 3, 2010, the Company’s Board of Directors created a Special Committee to review strategic alternatives, including a possible sale of the Company. On May 19, 2011, the Company announced that the Special Committee received a proposal from Liberty Media to acquire the Company. There can be no assurance that any definitive offer to acquire the Company will be made, or if made what the terms thereof will be, or that this or any other transaction will be approved or consummated. Moreover, there can be no assurance that the Special Committee’s review of strategic alternatives will result in a sale of the Company or in any other transaction.

52 Weeks Ended April 30, 2011 Compared with 52 Weeks Ended May 1, 2010

Sales

The following table summarizes the Company’s sales for the 52 weeks ended April 30, 2011 and May 1, 2010:

	52 weeks ended
Dollars in thousands	April 30, 2011	% Total	May 1, 2010	% Total
B&N Retail	$4,364,246	62.3%	$4,401,343	75.7%
B&N College	1,776,223	25.4%	833,648	14.4%
B&N.com	858,096	12.3%	572,763	9.9%

Total Sales	$6,998,565	100.0%	$5,807,754	100.0%

The Company’s sales increased $1.19 billion, or 20.5%, during fiscal 2011 to $6.99 billion from $5.81 billion during fiscal 2010. The increase or (decrease) by segment is as follows:

•

B&N Retail sales for fiscal 2011 decreased $37.1 million, or 0.8%, to $4.36 billion from $4.40 billion during fiscal 2010, and accounted for 62.3% of total Company sales. This decrease was primarily attributable to closed stores that decreased sales by $93.3 million offset by a 0.7% increase in comparable store sales, which increased sales by $29.1 million, and new Barnes & Noble stores that contributed to an increase in sales of $25.0 million. The 0.7% increase in comparable sales was primarily due to the strong sales of digital products and the expansion into areas such as Toys & Games offset by the decline in trade books. B&N Retail also includes third-party sales of Sterling Publishing Co., Inc.

•

B&N College sales increased $942.6 million, or 113.1%, to $1.78 billion during fiscal 2011 from $833.6 million during fiscal 2010. This increase in sales was due to the Acquisition on September 30, 2009. Comparable sales for B&N College decreased 0.8% during fiscal 2011. This decrease in comparable sales was primarily due to lower textbook and trade book sales offset by higher general merchandise sales.

•

B&N.com sales increased $285.3 million, or 49.8%, to $858.1 million during fiscal 2011 from $572.8 million during fiscal 2010. Comparable sales for B&N.com increased 64.7% in fiscal 2011. This increase in sales was primarily due to higher NOOK and related accessories and digital content sales, as well as higher sales of physical products.

In fiscal 2011, the Company opened one Barnes & Noble store and closed 16, bringing its total number of Barnes & Noble stores to 705 with 18.4 million square feet. In fiscal 2011, the Company added 15 B&N College stores and closed 16, ending the period with 636 B&N College stores. As of April 30, 2011, the Company operated 1,341 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

	52 weeks ended
Dollars in thousands	April 30, 2011	% Sales	May 1, 2010	% Sales
B&N Retail	$3,030,120	69.4%	$2,971,893	67.5%
B&N College	1,392,880	78.4%	656,484	78.7%
B&N.com	782,712	91.2%	502,632	87.8%

Total Cost of Sales and Occupancy	$5,205,712	74.4%	$4,131,009	71.1%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy increased $1.07 billion, or 26.0%, to $5.21 billion, in fiscal 2011 from $4.13 billion in fiscal 2010. Cost of sales and occupancy increased as a percentage of sales to 74.4% in fiscal 2011 from 71.1% in fiscal 2010. The increase or (decrease) by segment is as follows:

•

B&N Retail cost of sales and occupancy increased as a percentage of sales to 69.4% in fiscal 2011 from 67.5% in fiscal 2010. This increase was primarily attributable to greater NOOK™ device sales, which have lower margins.

•

B&N College cost of sales and occupancy, included since the Acquisition on September 30, 2009, decreased slightly as a percentage of sales to 78.4% in fiscal 2011 from 78.7% in fiscal 2010. This decrease was primarily attributable to higher general merchandise sales that have higher margins.

•

B&N.com cost of sales and occupancy increased as a percentage of sales to 91.2% in fiscal 2011 from 87.8% in fiscal 2010. This increase was primarily attributable to greater NOOK™ device sales online, which have lower margins.

Selling and Administrative Expenses

	52 weeks ended
Dollars in thousands	April 30, 2011	% Sales	May 1, 2010	% Sales
B&N Retail	$1,085,688	24.9%	$1,089,095	24.7%
B&N College	263,747	14.8%	152,168	18.3%
B&N.com	279,949	32.6%	150,944	26.4%

Total Selling and Administrative Expenses	$1,629,384	23.3%	$1,392,207	24.0%

Selling and administrative expenses increased $237.2 million, or 17.0%, to $1.63 billion in fiscal 2011 from $1.39 billion in fiscal 2010. Selling and administrative expenses decreased as a percentage of sales to 23.3% in fiscal 2011 from 24.0% in fiscal 2010. The increase or (decrease) by segment is as follows:

•	B&N Retail selling and administrative expenses increased slightly as a percentage of sales to 24.9% in fiscal 2011 from 24.7% in fiscal 2010. This increase was primarily attributable to legal costs relating to the shareholder rights plan litigation and a proxy contest.

•	B&N College selling and administrative expenses, included since the Acquisition on September 30, 2009, decreased as a percentage of sales to 14.8% in fiscal 2011 from 18.3% in fiscal 2010. This decrease was primarily attributable to the inclusion of the Fall back to school rush period in fiscal 2011, resulting in greater leverage on sales.

•	B&N.com selling and administrative expenses increased as a percentage of sales to 32.6% in fiscal 2011 from 26.4% in fiscal 2010. This increase was primarily attributable to increased resources allocated to the Company’s digital strategies, including the marketing program relating to the launch of NOOK Color and the increased cost related to the Company’s customer service center.

Depreciation and Amortization

	52 weeks ended
Dollars in thousands	April 30, 2011	% Sales	May 1, 2010	% Sales
B&N Retail	$157,528	3.6%	$157,663	3.6%
B&N College	43,148	2.4%	24,863	3.0%
B&N.com	27,971	3.3%	25,248	4.4%

Total Depreciation and Amortization	$228,647	3.3%	$207,774	3.6%

Depreciation and amortization increased $20.9 million, or 10.0%, to $228.6 million in fiscal 2011 from $207.8 million in fiscal 2010. This increase was primarily attributable to the inclusion of the B&N College depreciation and amortization since the Acquisition on September 30, 2009, which increased $18.3 million to $43.1 million in fiscal 2011 from $24.9 million during fiscal 2010.

Pre-opening Expenses

	52 weeks ended
Dollars in thousands	April 30, 2011	% Sales	May 1, 2010	% Sales
B&N Retail	$(74)	0.0%	$3,461	0.1%
B&N College	155	0.0%	57	0.0%
B&N.com	—	0.0%	—	0.0%

Total Pre-opening Expenses	$81	0.0%	$3,518	0.1%

Pre-opening expenses decreased $3.4 million, or 97.7%, to $0.08 million in fiscal 2011 from $3.5 million in fiscal 2010. This decrease was primarily the result of the lower volume of B&N Retail store openings.

Operating Profit (Loss)

	52 weeks ended
Dollars in thousands	April 30, 2011	% Sales	May 1, 2010	% Sales
B&N Retail	$90,984	2.1%	$179,231	4.1%
B&N College	76,293	4.3%	76	0.0%
B&N.com	(232,536)	(27.1%)	(106,061)	(18.5%)

Total Operating Profit (Loss)	$(65,259)	(0.9%)	$73,246	1.3%

The Company’s consolidated operating profit decreased $138.5 million, or 189.1%, to an operating loss of $65.3 million in fiscal 2011 from an operating profit of $73.2 million in fiscal 2010. This decrease was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 weeks ended
Dollars in thousands	April 30, 2011	May 1, 2010	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$57,350	$28,237	103.1%

Net interest expense and amortization of deferred financing fees increased $29.1 million, to $57.4 million in fiscal 2011 from $28.2 million in fiscal 2010. This increase in interest expense was primarily due to interest expense related to debt from the Acquisition of B&N College, investments made in digital and a $6.6 million write-off of deferred financing fees related to the amendment of the Company’s credit facility.

Income Taxes

	52 weeks ended
Dollars in thousands	April 30, 2011	Effective Rate	May 1, 2010	Effective Rate
Income Taxes	$(48,652)	39.7%	$8,365	18.6%

Income tax benefit in fiscal 2011 was $48.7 million compared with income tax expense of $8.4 million in fiscal 2010. The Company’s effective tax rate increased to 39.7% in fiscal 2011 compared with 18.6% in fiscal 2010. The lower effective tax rate in fiscal 2010 was due primarily to the recognition of previously unrecognized tax benefits for years settled with the applicable tax authorities. The tax benefit in fiscal 2011 is a result of operating losses incurred during the fiscal year.

Net Loss Attributable to Noncontrolling Interests

Net loss attributable to noncontrolling interests was $0.04 million in fiscal 2011 compared with $0.03 million in fiscal 2010, and relates to the 50% outside interest in Begin Smart LLC (Begin Smart).

During fiscal 2011, the Company purchased the remaining 50% outside interest in Begin Smart LLC for $0.3 million. 100% of Begin Smart results of operations for the period subsequent to the Begin Smart acquisition date are included in the consolidated financial statements.

Net Earnings (Loss) Attributable to Barnes & Noble, Inc.

	52 weeks ended
Dollars in thousands	April 30, 2011	Diluted EPS	May 1, 2010	Diluted EPS
Net Earnings (Loss) Attributable to Barnes & Noble, Inc.	$(73,920)	$(1.31)	$36,676	$0.63

As a result of the factors discussed above, the Company reported a consolidated net loss of $73.9 million (or $1.31 per diluted share) during fiscal 2011, compared with consolidated net earnings of $36.7 million (or $0.63 per diluted share) during fiscal 2010.

52 Weeks Ended May 1, 2010 Compared with 52 Weeks Ended January 31, 2009

Sales

The following table summarizes the Company’s sales for the 52 weeks ended May 1, 2010 and January 31, 2009:

	52 weeks ended
Dollars in thousands	May 1, 2010	% Total	January 31, 2009	% Total
B&N Retail	$4,401,343	75.7%	$4,652,666	90.8%
B&N College	833,648	14.4%	—	0.0%
B&N.com	572,763	9.9%	469,138	9.2%

Total Sales	$5,807,754	100.0%	$5,121,804	100.0%

The Company’s sales increased $688.8 million, or 13.4%, during fiscal 2010 to $5.81 billion from $5.12 billion during fiscal 2008. The increase or (decrease) by segment is as follows:

•

B&N Retail sales for fiscal 2010 decreased $251.3 million, or 5.4%, to $4.40 billion from $4.65 billion during fiscal 2008, and accounted for 75.7% of total Company sales. The 5.4% decrease in Barnes & Noble store sales was primarily attributable to a 4.8% decrease in comparable store sales, calculated on a 52-week basis comparing fiscal 2010 to the 52 weeks ended May 2, 2009, which decreased sales by $199.3 million, and by closed stores that decreased sales by $113.2 million, offset by new Barnes & Noble stores that contributed to an increase in sales of $113.4 million. The 4.8% decrease in comparable store sales was primarily due to a 5.7% decline in store traffic. B&N Retail includes B. Dalton sales. As of January 31, 2010, all but four B. Dalton stores were closed. The Company has converted the four remaining B. Dalton stores to B&N Bookseller stores.

•

B&N College contributed $833.6 million in sales during fiscal 2010 after the Acquisition on September 30, 2009. Comparable sales for B&N College decreased 0.2% during this time and were primarily attributable to modest declines in textbook and trade book sales affected by general economic conditions, the decrease in educational funding for colleges and universities and increased competition.

•

Barnes & Noble.com sales increased $103.6 million, or 22.1%, to $572.8 million during fiscal 2010 from $469.1 million during the fiscal 2008. This increase to sales was primarily attributable to the launch of NOOK™ and other digital product sales, as well as the promotional launch of “everyday low pricing” (EDLP), which also led to increased traffic to the website.

In fiscal 2010, the Company opened eight Barnes & Noble stores and closed 18, bringing its total number of Barnes & Noble stores to 720 with 18.7 million square feet. In fiscal 2010 since the date of Acquisition, the Company added 11 B&N College stores and closed six, ending the period with 637 B&N College stores. As of May 1, 2010, the Company operated 1,357 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

	52 weeks ended
Dollars in thousands	May 1, 2010	% Sales	January 31, 2009	% Sales
B&N Retail	$2,971,893	67.5%	$3,174,921	68.2%
B&N College	656,484	78.7%	—	0.0%
B&N.com	502,632	87.8%	365,675	77.9%

Total Cost of Sales and Occupancy	$4,131,009	71.1%	$3,540,596	69.1%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, and common area maintenance, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy increased $593.2 million, or 16.8%, to $4.13 billion in fiscal 2010 from $3.54 billion in fiscal 2008. Cost of sales and occupancy increased as a percentage of sales to 71.1% in fiscal 2010 from 69.1% during fiscal 2008. The increase or (decrease) by segment is as follows:

•

B&N Retail cost of sales and occupancy decreased as a percentage of sales to 67.5% in fiscal 2010 from 68.2% in fiscal 2008. This decrease was primarily attributable to reductions in returns to suppliers due to tighter inventory purchasing controls and reductions in the Company’s distribution center average cost per unit processed, as well as lower freight costs in general.

•	B&N College cost of sales and occupancy was included since the Acquisition on September 30, 2009.

•

B&N.com cost of sales and occupancy increased as a percentage of sales to 87.8% in fiscal 2010 from 77.9% in fiscal 2008. This increase was primarily attributable to higher online sales due to the promotional launch of EDLP, NOOK™ and eBook sales.

Selling and Administrative Expenses

	52 weeks ended
Dollars in thousands	May 1, 2010	% Sales	January 31, 2009	% Sales
B&N Retail	$1,089,095	24.7%	$1,133,075	24.4%
B&N College	152,168	18.3%	—	0.0%
B&N.com	150,944	26.4%	118,449	25.2%

Total Selling and Administrative Expenses	$1,392,207	24.0%	$1,251,524	24.4%

Selling and administrative expenses increased $140.7 million, or 11.2%, to $1.39 billion in fiscal 2010 from $1.25 billion in fiscal 2008. Selling and administrative expenses decreased as a percentage of sales to 24.0% in fiscal 2010 from 24.4% during fiscal 2008. The increase or (decrease) by segment is as follows:

•

B&N Retail selling and administrative expenses increased as a percentage of sales to 24.7% in fiscal 2010 from 24.4% in fiscal 2008. This increase was primarily attributable to $10.4 million of Acquisition-related costs and the deleveraging of fixed expenses with negative comparable store sales, offset by a $6.7 million benefit related to an insurance settlement.

•	B&N College selling and administrative expenses were included since the Acquisition on September 30, 2009.

•

B&N.com selling and administrative expenses increased as a percentage of sales to 26.4% in fiscal 2010 from 25.2% in fiscal 2008. This increase was primarily attributable to increased resources allocated to the Company’s digital strategies.

Depreciation and Amortization

	52 weeks ended
Dollars in thousands	May 1, 2010	% Sales	January 31, 2009	% Sales
B&N Retail	$157,663	3.6%	$154,304	3.3%
B&N College	24,863	3.0%	—	0.0%
B&N.com	25,248	4.4%	19,253	4.1%

Total Depreciation and Amortization	$207,774	3.6%	$173,557	3.4%

Depreciation and amortization increased $34.2 million, or 19.7%, to $207.8 million in fiscal 2010, from $173.6 million in fiscal 2008. This increase was primarily attributable to the inclusion of B&N College depreciation and amortization of $24.9 million, included since the Acquisition on September 30, 2009.

Pre-opening Expenses

	52 weeks ended
Dollars in thousands	May 1, 2010	% Sales	January 31, 2009	% Sales
B&N Retail	$3,461	0.1%	$12,796	0.3%
B&N College	57	0.0%	—	0.0%
B&N.com	—	0.0%	—	0.0%

Total Pre-opening Expenses	$3,518	0.1%	$12,796	0.2%

Pre-opening expenses decreased $9.3 million, or 72.5%, in fiscal 2010 to $3.5 million from $12.8 million in fiscal 2008. This decrease was primarily the result of the lower volume of Barnes & Noble new store openings.

Operating Profit (Loss)

	52 weeks ended
Dollars in thousands	May 1, 2010	% Sales	January 31, 2009	% Sales
B&N Retail	$179,231	4.1%	$177,570	3.8%
B&N College	76	0.0%	—	0.0%
B&N.com	(106,061)	(18.5%)	(34,239)	(7.3%)

Total Operating Profit	$73,246	1.3%	$143,331	2.8%

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

Net interest expense and amortization of deferred financing fees increased $25.9 million, or 1,104.7%, to $28.2 million in fiscal 2010 from $2.3 million in fiscal 2008. This increase in interest expense was primarily due to interest expense related to the notes issued in connection with the Acquisition of B&N College.

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

Loss from Discontinued Operations

On February 25, 2009, the Company sold its interest in Calendar Club to Calendar Club and its chief executive officer for $7.0 million, which was comprised of $1.0 million in cash and $6.0 million in notes. Calendar Club is no longer a subsidiary of the Company and the results of Calendar Club have been classified as discontinued operations in all periods presented. Accordingly, the Company reported a $9.5 million loss from discontinued operations for the 52 weeks ended January 31, 2009. During fiscal 2011, the Company received the $6.0 million note payment from Calendar Club. The note was received prior to its scheduled due date.

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

13 Weeks Ended May 2, 2009 Compared with 13 Weeks Ended May 3, 2008

Sales

The following table summarizes the Company’s sales for the 13 weeks ended May 2, 2009 and May 3, 2008:

	13 weeks ended
Dollars in thousands	May 2, 2009	% Total	May 3, 2008	% Total
B&N Retail	$1,012,077	91.6%	$1,055,628	91.3%
B&N.com	93,075	8.4%	100,254	8.7%

Total Sales	$1,105,152	100.0%	$1,155,882	100.0%

During the 13 weeks ended May 2, 2009, the Company’s sales decreased $50.7 million, or 4.4%, to $1.11 billion from $1.16 billion during the 13 weeks ended May 3, 2008. This decrease was primarily attributable to the following:

•

Barnes & Noble store sales for the 13 weeks ended May 2, 2009 decreased $43.6 million, or 4.1%, to $1.01 billion from $1.06 billion during the 13 weeks ended May 3, 2008, and accounted for 91.6% of total Company sales. The 4.1% decrease in Barnes & Noble store sales was primarily attributable to a 4.9% decrease in transaction volume driven by a decline in traffic stemming from general economic conditions, which resulted in a 5.7% decrease in comparable store sales or $54.6 million, and closed stores that decreased sales by $28.7 million, offset by new Barnes & Noble store sales of $42.2 million. The 5.7% decrease in comparable store sales was also attributable to the decrease in comparable music and audio department sales caused by industry trends toward electronic downloads.

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

Cost of Sales and Occupancy

	13 weeks ended
Dollars in thousands	May 2, 2009	% Sales	May 3, 2008	% Sales
B&N Retail	$699,916	69.2%	$730,725	69.2%
B&N.com	73,575	79.0%	77,190	77.0%

Total Cost of Sales and Occupancy	$773,491	70.0%	$807,915	69.9%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense and common area maintenance, partially offset by landlord tenant allowances amortized over the life of the lease.

During the 13 weeks ended May 2, 2009, cost of sales and occupancy decreased $34.4 million, or 4.3%, to $773.5 million from $807.9 million during the 13 weeks ended May 3, 2008. As a percentage of sales, cost of sales and occupancy increased slightly to 70.0% from 69.9% the same period one year ago. The increase or (decrease) by segment is as follows:

•	B&N Retail cost of sales and occupancy remained flat as a percentage of sales at 69.2% during 13 weeks ended May 2, 2009 and the 13 weeks ended May 3, 2008.

•

B&N.com cost of sales and occupancy increased as a percentage of sales to 79.0% during 13 weeks ended May 2, 2009 from 77.0% during the 13 weeks ended May 3, 2008. This increase was primarily due to deleveraging of fixed costs on the decrease in sales.

Selling and Administrative Expenses

	13 weeks ended
Dollars in thousands	May 2, 2009	% Sales	May 3, 2008	% Sales
B&N Retail	$259,440	25.6%	$270,484	25.6%
B&N.com	27,114	29.1%	33,379	33.3%

Total Selling and Administrative Expenses	$286,554	25.9%	$303,863	26.3%

Selling and administrative expenses decreased $17.3 million, or 5.7%, to $286.6 million during the 13 weeks ended May 2, 2009 from $303.9 million during the 13 weeks ended May 3, 2008. During the 13 weeks ended May 2, 2009, selling and administrative expenses decreased as a percentage of sales to 25.9% from 26.3% during the prior year period. The increase or (decrease) by segment is as follows:

•	B&N Retail selling and administrative expenses remained flat as a percentage of sales at 25.6% during the 13 weeks ended May 2, 2009 and the 13 weeks ended May 3, 2008.

•

B&N.com selling and administrative expenses decreased as a percentage of sales to 29.1% during 13 weeks ended May 2, 2009 from 33.3% during 13 weeks ended May 3, 2008. This decrease was primarily due to an $8.3 million charge incurred during the 13 weeks ended May 3, 2008 for a settlement with the State of California regarding the collection of sales and use taxes on sales made by Barnes & Noble.com from 1999 to 2005.

Depreciation and Amortization

	13 weeks ended
Dollars in thousands	May 2, 2009	% Sales	May 3, 2008	% Sales
B&N Retail	$41,246	4.1%	$36,504	3.5%
B&N.com	4,633	5.0%	4,810	4.8%

Total Depreciation and Amortization	$45,879	4.2%	$41,314	3.6%

During the 13 weeks ended May 2, 2009, depreciation and amortization increased $4.6 million, or 11.0%, to $45.9 million from $41.3 million during the 13 weeks ended May 3, 2008. This increase was primarily due to depreciation on additional capital expenditures for existing store maintenance, technology investments and new store openings.

Pre-opening Expenses

	13 weeks ended
Dollars in thousands	May 2, 2009	% Sales	May 3, 2008	% Sales
B&N Retail	$2,472	0.2%	$4,537	0.4%
B&N.com	—	0.0%	—	0.0%

Total Pre-opening Expenses	$2,472	0.2%	$4,537	0.4%

Pre-opening expenses decreased $2.1 million, or 45.5%, to $2.5 million during the 13 weeks ended May 2, 2009 from $4.5 million for the 13 weeks ended May 3, 2008. This decrease was primarily the result of the timing and volume of new store openings.

Operating Loss

	13 weeks ended
Dollars in thousands	May 2, 2009	% Sales	May 3, 2008	% Sales
B&N Retail	$9,003	0.9%	$13,378	1.3%
B&N.com	(12,247)	(13.2%)	(15,125)	(15.1%)

Total Operating Loss	$(3,244)	(0.3%)	$(1,747)	(0.2%)

The Company’s consolidated operating loss increased $1.5 million, or 85.7%, to $3.2 million during the 13 weeks ended May 2, 2009 from $1.7 million during the 13 weeks ended May 3, 2008. This increase was primarily due to the negative comparable store sales, as well as the matters discussed above.

Interest Income (Expense), Net and Amortization of Deferred Financing Fees

	13 weeks ended
Dollars in thousands	May 2, 2009	May 3, 2008	% of Change
Interest Income (Expense), Net and Amortization of Deferred Financing Fees	$(199)	$807	(124.7%)

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

Loss from Discontinued Operations

On February 25, 2009, the Company sold its interest in Calendar Club to Calendar Club and its chief executive officer for $7.0 million, which was comprised of $1.0 million in cash and $6.0 million in notes. As a result of this transaction and the operating loss to the date of the sale, the Company incurred a non-cash after-tax charge of approximately $0.7 million during the 13 weeks ended May 2, 2009, compared with $1.7 million during the 13 weeks ended May 3, 2008. Calendar Club is no longer a subsidiary of the Company and the results of Calendar Club have been classified as discontinued operations in all periods presented. During fiscal 2011, the Company received the $6.0 million note payment from Calendar Club. The note was received prior to its scheduled due date.

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

Seasonality

The B&N Retail and B&N.com businesses, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the third fiscal quarter, which includes the holiday selling season. The B&N College business is also seasonal, with the major portion of sales and operating profit realized during the second and third fiscal quarters, when college students generally purchase textbooks for the upcoming semesters.

Liquidity and Capital Resources

For the B&N Retail and B&N.com businesses, working capital requirements are generally at their highest in the Company’s fiscal quarter ending on or about January 31 due to the higher payments to vendors for holiday season merchandise purchases. For the B&N College business, working capital requirements are typically highest in the second and third fiscal quarters due to higher payments to vendors as college students generally purchase textbooks for the upcoming semester. In addition, the Company’s sales and merchandise inventory levels will fluctuate from quarter to quarter as a result of the number and timing of new store openings.

Although the Company believes cash on hand, cash flows from operating activities, funds available from its senior credit facility and short-term vendor financing provide the Company with adequate liquidity and capital resources for seasonal working capital requirements, the Company may raise additional capital to support the growth of online and digital businesses.

Cash Flow

Cash flows provided by (used in) operating activities were $199.1 million, $130.8 million, ($146.7) million and $376.2 million during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. The increase in cash flows provided from operating activities in fiscal 2011 from fiscal 2010 were primarily attributable to a $59.6 million federal tax refund in fiscal 2011.

Capital Structure

On September 30, 2009, in connection with the closing of the Acquisition described in Note 4 to the Consolidated Financial Statements contained herein, the Company issued the Sellers (i) a senior subordinated note in the principal amount of $100.0 million, payable in full on December 15, 2010, with interest of 8% per annum payable on the unpaid principal amount, and (ii) a junior subordinated note in the principal amount of $150.0 million, payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount. On December 22, 2009, the Company consented to the pledge and assignment of the Senior Seller Note by the Sellers as collateral security. The Senior Seller Note was paid on its scheduled due date, December 15, 2010.

On April 29, 2011, the Company entered into an amended and restated credit agreement (the Amended Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, which amends and restates the Credit Agreement entered into on September 30, 2009. Under the Amended Credit Agreement, Lenders are providing up to $1.0 billion in aggregate commitments under a five-year asset-backed revolving credit facility (the Amended Credit Facility), which is secured by eligible inventory with the ability to include eligible real estate and accounts receivable and related assets. Borrowings under the Amended Credit Agreement are limited to a specified percentage of eligible inventories with the ability to include eligible real estate, accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the Amended Credit Agreement). In addition, the Company has the option to request an increase in commitments under the Amended Credit Agreement by up to $300.0 million, subject to certain restrictions.

The Amended Credit Agreement requires Availability (as defined in the Amended Credit Agreement) to be greater than the greater of (i) 10% of the Loan Cap (as defined in the Amended Credit Agreement) and (ii) $50.0 million. In addition, the Amended Credit Facility contains covenants that limit, among other things, the Company’s ability to incur indebtedness, create liens, make investments, make restricted payments, merge or acquire assets, and contains default provisions that are typical for this type of financing, among other things. Proceeds from the Amended Credit Facility are used for general corporate purposes, including seasonal working capital needs.

As a result of the Amended Credit Agreement, $6.6 million of deferred financing fees related to the 2009 Credit Facility were written off, and included in net interest expenses. The remaining unamortized deferred costs of $16.3 million and new charges of $10.2 million relating to the Company’s Amended Credit Facility were deferred and will be amortized over the five-year term of the Amended Credit Facility.

On September 30, 2009, the Company had entered into a credit agreement (the 2009 Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, under which the lenders committed to provide up to $1.0 billion in commitments under a four-year asset-backed revolving credit facility (the 2009 Credit Facility) and which was secured by eligible inventory and accounts receivable and related assets. Borrowings under the 2009 Credit Agreement were limited to a specified percentage of eligible inventories, accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the 2009 Credit Agreement). In addition, the Company had the option to request the increase in commitments under the 2009 Credit Agreement by up to $300.0 million subject to certain restrictions.

Proceeds from the 2009 Credit Facility were used for general corporate purposes, including seasonal working capital needs.

The 2009 Credit Facility replaced the Company’s prior $850.0 million credit agreement (Prior Credit Facility) which had a maturity date of July 31, 2011, as well as B&N College’s $400.0 million credit agreement which had a maturity date of November 13, 2011.

Selected information related to the Company’s Amended Credit Facility, 2009 Credit Facility and Prior Credit Facility (in thousands):

	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	Fiscal 2008
Credit facility at period end	$313,100	260,400	—	—
Average balance outstanding during the period	$338,971	107,504	—	63,871
Maximum borrowings outstanding during the period	$622,800	512,500	—	199,900
Weighted average interest rate during the period (a)	4.30%	4.38%	—	6.05%
Interest rate at end of period	5.13%	4.13%	—	—

Fees expensed with respect to the unused portion of the Amended Credit Facility, 2009 Credit Facility and Prior Credit Facility were $5.5 million, $4.2 million, $0.3 million, $0.3 million and $1.0 million, during fiscal 2011, fiscal 2010, the transition period, the 13 weeks ended May 3, 2008 and fiscal 2008, respectively. The increase in commitment fees in fiscal 2010 was related to the Company’s 2009 Credit Agreement entered into on September 30, 2009 in connection with the Acquisition.

The Company has no agreements to maintain compensating balances.

Capital Investment

Capital expenditures for continuing operations were $110.5 million, $127.8 million, $22.8 million, $38.3 million and $192.2 million during fiscal 2011, fiscal 2010, the transition period, the 13 weeks ended May 3, 2008 and fiscal 2008, respectively. Capital expenditures planned for fiscal 2012 primarily relate to the Company’s digital initiatives and website as well as maintenance of existing stores and system enhancements for the retail and college stores. The capital expenditures are expected to be in the range of $150.0 million to $200.0 million for fiscal 2012, although commitment to many of such expenditures has not yet been made.

Based on planned operating levels and capital expenditures for fiscal 2012, management believes cash and cash equivalents on hand, cash flows generated from operating activities, short-term vendor financing and borrowing capacity under the Amended Credit Facility will be sufficient to meet the Company’s working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months. However, the Company may determine to raise additional capital to support the growth of online and digital businesses.

On May 15, 2007, the Company announced that its Board of Directors authorized a stock repurchase program for the purchase of up to $400.0 million of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2.5 million as of April 30, 2011.

Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of April 30, 2011, the Company has repurchased 33,409,761 shares at a cost of approximately $1.1 billion under its stock repurchase programs. The repurchased shares are held in treasury.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of April 30, 2011 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$313.1	$—	$—	$313.1	$—
Capital lease obligations	3.1	1.1	1.5	0.5	—
Operating lease obligations (a)	1,959.4	399.9	641.9	413.8	503.8
Purchase obligations	44.0	33.7	10.1	0.2	—
Interest obligations (b)	61.7	20.2	31.4	10.1	—
Other long-term liabilities reflected on the Company’s balance sheet under GAAP (c)	150.0	—	—	150.0	—

Total	$2,531.3	$454.9	$684.9	$887.7	$503.8

(a)	Excludes obligations under store leases for insurance, taxes and other maintenance costs, which obligations totaled approximately 16% of the minimum rent payments under those leases.

(b)	Represents commitment fees related to the Company’s Amended Credit Facility and 2009 Credit Facility, as well as interest obligations on the Seller Notes issued in connection with the Acquisition.

(c)	Excludes $16.7 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 9 to the Notes to Consolidated Financial Statements.

See also Note 8 to the Notes to Consolidated Financial Statements for information concerning the Company’s Pension and Postretirement Plans.

Off-Balance Sheet Arrangements

As of April 30, 2011, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

Impact of Inflation

The Company does not believe that inflation has had a material effect on its net sales or results of operations.

Certain Relationships and Related Transactions

See Note 21 to the Notes to Consolidated Financial Statements.

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

In accordance with ASC 605-25, Revenue Recognition, Multiple Element Arrangements and Accounting Standards Updates (ASU) 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK™ eBook Reader revenue (which includes revenue from the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™ and The All-New NOOK™ devices) is recognized at the segment point of sale.

The Company includes post-service customer support (PCS) in the form of software updates and potential increased functionality on a when-and-if-available basis, as well as wireless access and wireless connectivity with the purchase of NOOK™ from the Company. Using the relative selling price described above, the Company allocates revenue based on the best estimate of selling price for the deliverables as no vendor-specific objective evidence or third-party evidence exists for any of the elements. Revenue allocated to NOOK™ and the software essential to its functionality is recognized at the time of sale, provided all other conditions for revenue recognition are met. Revenue allocated to the PCS and the wireless access is deferred and recognized on a straight-line basis over the 2-year estimated life of NOOK™.

The Company also pays certain vendors who distribute NOOK™ a commission on the content sales sold through that device. The Company accounts for these transactions as a reduction in the sales price of the NOOK™ based on historical trends of content sales and a liability is established for the estimated commission expected to be paid over the life of the product. The Company recognizes revenue of the content at the point of sale of the content. The Company records revenue from sales of digital content, sales of third-party extended warranties, service contracts and other products, for which the Company is not obligated to perform, and for which the Company does not meet the criteria for gross revenue recognition under ASC 605-45-45, Reporting Revenue Gross as a Principal versus Net as an Agent, on a net basis. All other revenue is recognized on a gross basis.

The Barnes & Noble Member Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the twelve-month period based upon historical spending patterns for Barnes & Noble Members.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under both the first-in, first-out (FIFO) basis and the last-in, first-out (LIFO) basis. The Company uses the retail inventory method for 97% of the Company’s merchandise inventories. As of April 30, 2011 and May 1, 2010, 87% of the Company’s inventory on the retail inventory method was valued under the FIFO basis. B&N College’s textbook and trade book inventories are valued using the LIFO method, where the related reserve was not material to the recorded amount of the Company’s inventories or results of operations.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on the Company’s history of liquidating non-returnable inventory are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory would have affected net earnings by approximately $2.2 million in fiscal 2011.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if the Company’s estimates regarding shortage rates are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual shortage rates would have affected net earnings by approximately $1.5 million in fiscal 2011.

Research and Development Costs for Software Products

Software development costs for products to be sold, leased, or otherwise marketed are capitalized in accordance with ASC 985-20. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and therefore research and development costs are generally expensed as incurred.

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

The Company does not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with the Company’s estimates or assumptions, the Company may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in the Company’s financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in the Company’s stock-based compensation expense for the year ended April 30, 2011 would not have had a material impact on the Company’s results of operations in fiscal 2011.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At April 30, 2011, the Company had $704.7 million of property and equipment, net of accumulated depreciation, and $251.7 million of amortizable intangible assets, net of amortization, accounting for approximately 26.6% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the university contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $2.9 million, $12.1 million, $0 and $11.7 million during fiscal 2011, fiscal 2010, the transition period and fiscal 2008 and are related to individual store locations. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would not have had a material impact on the Company’s results of operations in fiscal 2011.

Goodwill and Unamortizable Intangible Assets

At April 30, 2011, the Company had $524.1 million of goodwill and $314.9 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 23.3% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the Barnes & Noble Retail, Barnes & Noble College and B&N.com reporting units exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. The Company has noted no subsequent indicators of impairment. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate goodwill and unamortizable intangible asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would have no impact on the Company’s evaluation of goodwill and unamortizable intangible assets.

Gift Cards

The Company sells gift cards which can be used in its stores or on Barnes & Noble.com. The Company does not charge administrative or dormancy fees on gift cards, and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. The Company recognized gift card breakage of $25.9 million, $21.3 million, $5.4 million, $5.2 million and $21.4 million during fiscal 2011, fiscal 2010, the transition period, the 13 weeks ended May 3, 2008 and fiscal 2008, respectively. The Company had gift card liabilities of $311 million and $292 million, as of April 30, 2011 and May 1, 2010, respectively, which amounts are included in accrued liabilities. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to recognize revenue associated with gift cards. However, if estimates regarding the Company’s history of gift card breakage are incorrect, it may be exposed to losses or gains that could be material. A 10% change in the Company’s gift card breakage rate at April 30, 2011 would have affected net earnings by approximately $2.6 million in fiscal 2011.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position. A 1% variance in the Company’s effective tax rate would not have had a material impact to the Company’s results of operations in fiscal 2011.

Recent Accounting Pronouncements

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (ASU 2010-28). ASU 2010-28 provides amendments to Topic 350 to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts to clarify that, for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company is still evaluating whether adoption of ASU 2010-28 will have an impact on the Company’s Fiscal 2012 Consolidated Financial Statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04), which amends ASC 820, Fair Value Measurement. ASU 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or International Financial Reporting Standards (IFRSs). ASU 2011-04 changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company is still evaluating whether adoption of ASU 2011-04 will have an impact on the Company’s Fiscal 2012 Consolidated Financial Statements.

The FASB is currently working on amendments to existing accounting standards governing a number of areas including, but not limited to, accounting for leases. In August 2010, the FASB issued an exposure draft, “Leases” (the Exposure Draft), which would replace the existing guidance in ASC Topic 840, “Leases.” Under the Exposure Draft, among other changes in practice, a lessee’s rights and obligations under all leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet. Subsequent to the end of the related comment period, the

FASB made several amendments to the exposure draft, including revising the definition of the “lease term” to include the non-cancelable lease term plus only those option periods for which there is significant economic incentive for the lessee to extend or not terminate the lease. The FASB also redefined the initial lease liability to be recorded on the Company’s balance sheet to contemplate only those variable lease payments that are in substance “fixed”. The final standard is expected to be issued in the second half of 2011. Management is currently evaluating this proposed standard however, as the standard-setting process is still ongoing, the Company is unable to determine the impact this proposed change in accounting will have on its consolidated financial statements at this time.

Disclosure Regarding Forward-Looking Statements

This report may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act)) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including, among others, the general economic environment and consumer spending patterns, decreased consumer demand for the Company’s products, low growth or declining sales and net income due to various factors, possible disruptions in the Company’s computer systems, telephone systems or supply chain (including supplier risks resulting from the Company’s reliance on suppliers outside the United States, including suppliers in China), possible risks associated with data privacy, information security and intellectual property, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, potential effects of a bankruptcy filing by one of the Company’s largest competitors and actions taken by that competitor during bankruptcy, including store closures or store closures at a rate different than anticipated, sales of inventory at discounted prices and elimination of liabilities, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of the Company’s online, digital and other initiatives, effects of government regulation on the Company’s business, including its online and digital businesses (including with respect to the agency pricing model for digital content distribution), the performance and successful integration of acquired businesses, the success of the Company’s strategic investments, unanticipated increases in merchandise, component or occupancy costs, unanticipated adverse litigation results or effects, including with respect to intellectual property, product and component shortages, the outcome of the Company’s evaluation of strategic alternatives, including a possible sale of the Company, as announced on August 3, 2010 or the outcome of the proposal from Liberty Media announced on May 19, 2011, and other factors which may be outside of the Company’s control, including those factors discussed in detail in Item 1A, “Risk Factors,” in the Company’s Form 10-K for the fiscal year ended April 30, 2011, and in the Company’s other filings made hereafter from time to time with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Annual Report.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	Fiscal 2008
Sales	$6,998,565	5,807,754	1,105,152	5,121,804
Cost of sales and occupancy	5,205,712	4,131,009	773,491	3,540,596

Gross profit	1,792,853	1,676,745	331,661	1,581,208

Selling and administrative expenses	1,629,384	1,392,207	286,554	1,251,524
Depreciation and amortization	228,647	207,774	45,879	173,557
Pre-opening expenses	81	3,518	2,472	12,796

Operating profit (loss)	(65,259)	73,246	(3,244)	143,331
Interest income (expense), net and amortization of deferred financing fees	(57,350)	(28,237)	(199)	(2,344)

Earnings (loss) from continuing operations before taxes	(122,609)	45,009	(3,443)	140,987
Income taxes	(48,652)	8,365	(1,374)	55,591

Earnings (loss) from continuing operations (net of income tax)	(73,957)	36,644	(2,069)	85,396
Earnings (loss) from discontinued operations (net of income tax)	—	—	(654)	(9,506)

Net earnings (loss)	(73,957)	36,644	(2,723)	75,890
Net loss attributable to noncontrolling interests	37	32	30	30

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(73,920)	36,676	(2,693)	75,920

Earnings (loss) attributable to Barnes & Noble, Inc.
Earnings (loss) from continuing operations	$(73,957)	36,644	(2,069)	85,396
Less loss attributable to noncontrolling interests	37	32	30	30

Net earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(73,920)	36,676	(2,039)	85,426

Basic earnings (loss) per common share
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(1.31)	0.64	(0.04)	1.50
Earnings (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	—	(0.01)	(0.17)

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.31)	0.64	(0.05)	1.33

Diluted earnings (loss) per common share
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(1.31)	0.63	(0.04)	1.46
Earnings (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	—	(0.01)	(0.17)

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.31)	0.63	(0.05)	1.29

Weighted average common shares outstanding
Basic	56,588	55,344	54,759	55,207
Diluted	56,588	56,153	54,759	56,529

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	April 30, 2011	May 1, 2010
Assets
Current assets:
Cash and cash equivalents	$59,429	60,965
Receivables, net	150,294	106,576
Merchandise inventories	1,375,362	1,370,111
Prepaid expenses and other current assets	161,936	181,825

Total current assets	$1,747,021	1,719,477

Property and equipment:
Land and land improvements	8,617	8,618
Buildings and leasehold improvements	1,204,108	1,212,567
Fixtures and equipment	1,670,488	1,594,048

	2,883,213	2,815,233
Less accumulated depreciation and amortization	2,178,562	2,003,199

Net property and equipment	704,651	812,034

Goodwill	524,113	528,541
Intangible assets, net	566,578	580,962
Other noncurrent assets	54,103	64,672

Total assets	$3,596,466	3,705,686

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$949,010	868,976
Accrued liabilities	785,667	755,432
Short-term note payable	—	100,000

Total current liabilities	1,734,677	1,724,408

Long-term debt	313,100	260,400
Deferred taxes	280,132	311,607
Other long-term liabilities	448,647	505,903
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 90,465 and 88,993 shares issued, respectively	90	89
Additional paid-in capital	1,323,263	1,286,215
Accumulated other comprehensive loss	(11,630)	(13,212)
Retained earnings	562,379	681,082
Treasury stock, at cost, 33,410 and 33,285 shares, respectively	(1,054,192)	(1,052,356)

Total Barnes & Noble, Inc. Shareholders’ equity	819,910	901,818

Noncontrolling interest	—	1,550

Total shareholders’ equity	819,910	903,368

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$3,596,466	3,705,686

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)		Barnes & Noble, Inc. Shareholders’ Equity
	Noncontrolling Interest	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at February 2, 2008	$—	87	1,233,343	(9,523)	696,861	(846,048)	$1,074,720
Comprehensive earnings:
Net earnings (loss)	(30)	—	—	—	75,920	—	—
Other comprehensive earnings (loss), net of tax (See Note 10):
Foreign currency translation	—	—	—	(3,352)	—	—	—
Minimum pension liability	—	—	—	(1,628)	—	—	—

Total comprehensive earnings	—	—	—	—	—	—	70,910
Exercise of 488 common stock options	—	1	9,661	—	—	—	9,662
Stock options and restricted stock tax benefits	—	—	(1,195)	—	—	—	(1,195)
Stock-based compensation expense	—	—	20,549	—	—	—	20,549
Begin Smart LLC Acquisition	1,642	—	—	—	—	—	1,642
Cash dividend paid to stockholders	—	—	—	—	(51,581)	—	(51,581)
Treasury stock acquired, 6,604 shares	—	—	—	—	—	(201,481)	(201,481)

Balance at January 31, 2009	1,612	88	1,262,358	(14,503)	721,200	(1,047,529)	923,226
Comprehensive loss
Net loss	(30)	—	—	—	(2,693)	—	—

Total comprehensive loss	—	—	—	—	—	—	(2,723)
Exercise of 280 common stock options	—	—	5,519	—	—	—	5,519
Stock options and restricted stock tax benefits	—	—	(2,090)	—	—	—	(2,090)
Stock-based compensation expense	—	—	3,900	—	—	—	3,900
Sale of Calendar Club (See Note 16)	—	—	4,767	2,488	(7,255)	—	—
Cash dividend paid to stockholders	—	—	—	—	(14,210)	—	(14,210)
Treasury stock acquired, 83 shares	—	—	—	—	—	(1,799)	(1,799)

Balance at May 2, 2009	1,582	88	1,274,454	(12,015)	697,042	(1,049,328)	911,823

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands)		Barnes & Noble, Inc. Shareholders’ Equity
	Noncontrolling Interest	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at May 2, 2009	1,582	88	1,274,454	(12,015)	697,042	(1,049,328)	911,823
Comprehensive earnings:
Net earnings (loss)	(32)	—	—	—	36,676	—	—
Other comprehensive earnings (loss), net of tax (See Note 10):
Minimum pension liability	—	—	—	(1,197)	—	—	—

Total comprehensive earnings	—	—	—	—	—	—	35,447
Exercise of 313 common stock options	—	1	4,362	—	—	—	4,363
Stock options and restricted stock tax benefits	—	—	(3,557)	—	—	—	(3,557)
Stock-based compensation expense	—	—	15,723	—	—	—	15,723
Sale of Calendar Club (See Note 16)	—	—	(4,767)	—	4,767	—	—
Cash dividend paid to stockholders	—	—	—	—	(57,403)	—	(57,403)
Treasury stock acquired, 137 shares	—	—	—	—	—	(3,028)	(3,028)

Balance at May 1, 2010	1,550	89	1,286,215	(13,212)	681,082	(1,052,356)	903,368
Comprehensive loss:
Net loss	(37)	—	—	—	(73,920)	—	—
Other comprehensive earnings, net of tax (See Note 10):
Minimum pension liability	—	—	—	1,582	—	—	—

Total comprehensive loss	—	—	—	—	—	—	(72,375)
Purchase of noncontrolling interest	(1,513)	—	1,213	—	—	—	(300)
Exercise of 1,024 common stock options	—	1	17,232	—	—	—	17,233
Stock options and restricted stock tax benefits	—	—	(2,375)	—	—	—	(2,375)
Stock-based compensation expense	—	—	20,978	—	—	—	20,978
Cash dividend paid to stockholders	—	—	—	—	(44,783)	—	(44,783)
Treasury stock acquired, 125 shares	—	—	—	—	—	(1,836)	(1,836)

Balance at April 30, 2011	$—	90	1,323,263	(11,630)	562,379	(1,054,192)	$819,910

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year (In thousands)	Fiscal 2011	Fiscal 2010	13 weeks ended May, 2 2009	Fiscal 2008
Cash flows from operating activities:
Net earnings (loss)	$(73,957)	36,644	(2,723)	75,890
Net earnings (loss) from discontinued operations	—	—	(654)	(9,506)

Net earnings (loss) from continuing operations	(73,957)	36,644	(2,069)	85,396
Adjustments to reconcile net earnings (loss) from continuing operations to net cash flows provided by (used in) operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	244,734	214,464	46,426	174,104
Increase (decrease) in other long-term liabilities	(57,256)	(35,222)	(6,441)	7,590
Changes in operating assets and liabilities, net	59,209	(58,091)	(189,811)	72,700
Stock-based compensation expense	20,978	15,723	3,900	20,549
Deferred taxes	1,614	(57,170)	1,306	(430)
Property and equipment impairment charge	2,857	12,102	—	11,715
(Gain) loss on disposal of property and equipment	893	2,388	(29)	4,625

Net cash flows provided by (used in) operating activities	199,072	130,838	(146,718)	376,249

Cash flows from investing activities:
Purchases of property and equipment	(110,502)	(127,779)	(22,822)	(192,153)
Net (increase) decrease in other noncurrent assets	(1,466)	(3,568)	87	(723)
Acquisition of Fictionwise	—	—	(15,729)	—
Purchase of non-controlling interest	(300)	—	—	—
Acquisition of Barnes & Noble College Booksellers, Inc (net of cash acquired)	—	(185,928)	—	—
Acquisition of Tikatok Inc. (net of cash acquired)	—	(2,261)	—	—

Net cash flows used in investing activities	(112,268)	(319,536)	(38,464)	(192,876)

Cash flows from financing activities:
Payment of short term note payable	(100,000)	—	—	—
Payment received for Calendar Club note receivable	6,000	—	—	—
Net increase in credit facility	52,700	260,400	—	—
Financing fees paid related to the Amended Credit Facility and 2009 Credit Facility	(10,180)	(37,069)	—	—
Fictionwise earn-out payments	(7,508)	(2,612)	—	—
Cash dividends paid to shareholders	(44,783)	(57,403)	(14,210)	(51,581)
Proceeds from exercise of common stock options	17,233	4,363	5,519	9,662
Purchase of treasury stock	(1,836)	(3,028)	(1,799)	(201,481)
Excess (reversal) tax benefit from stock-based compensation	34	(1,582)	312	869

Net cash flows provided by (used in) financing activities	(88,340)	163,069	(10,178)	(242,531)

Cash flows from discontinued operations
Operating cash flows	—	—	(654)	7,242
Investing cash flows	—	—	1,000	(738)
Financing cash flows	—	—	—	(818)

Net cash flows from discontinued operations	—	—	346	5,686

Decrease in cash and cash equivalents	(1,536)	(25,629)	(195,014)	(53,472)
Cash and cash equivalents at beginning of year	60,965	86,594	281,608	335,080

Cash and cash equivalents at end of year	$59,429	60,965	86,594	281,608

Changes in operating assets and liabilities, net:
Receivables, net	$(43,718)	119,358	10,150	13,881
Merchandise inventories	(5,251)	228,822	(30,285)	154,699
Prepaid expenses and other current assets	19,889	(56,675)	(462)	(1,985)
Accounts payable and accrued liabilities	88,289	(349,596)	(169,214)	(93,895)

Changes in operating assets and liabilities, net	$59,209	(58,091)	(189,811)	72,700

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Fiscal Year (In thousands)	Fiscal 2011	Fiscal 2010	13 weeks ended May, 2 2009	Fiscal 2008
Supplemental cash flow information:
Cash paid (received) during the period for:
Interest paid	45,604	12,305	73	1,812
Income taxes (net of refunds)	(41,681)	31,461	37,735	50,383
Supplemental disclosure of subsidiaries acquired:
Assets acquired (net of cash acquired)	1,513	1,416,134	18,501	—
Liabilities assumed	1,213	1,227,945	2,772	—

Cash paid	300	188,189	15,729	—

Noncash activities:
Note receivable on sale of Calendar Club	—	—	6,000	—
Notes payable on Acquisition of B&N College	—	250,000	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Thousands of dollars, except per share data)

For the 52 weeks ended April 30, 2011 (fiscal 2011), May 1, 2010 (fiscal 2010), the 13 weeks ended May 2, 2009 (transition period) and the 52 weeks ended January 31, 2009 (fiscal 2008).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, the nation’s largest bookseller,3 is a leading content, commerce and technology company providing customers easy and convenient access to books, magazines, newspapers and other content across its multi-channel distribution platform. As of April 30, 2011, the Company operated 1,341 bookstores in 50 states, including 636 bookstores on college campuses, and one of the Web’s largest eCommerce sites, which includes the development of digital content products and software. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership in the sale of books and increase sales growth across multiple channels.

Of the 1,341 bookstores, 705 operate primarily under the Barnes & Noble Booksellers trade name. B&N College, a wholly-owned subsidiary of Barnes & Noble, operates 636 college bookstores at colleges and universities across the United States. barnesandnoble.com llc (Barnes & Noble.com) encompasses one of the Web’s largest eCommerce sites, Barnes & Noble eBookstore, Barnes & Noble eReader software, and the Company’s devices and other hardware support. Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), bolsters the Company as a leader in general trade book publishing.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, NOOK (references to NOOK™ include the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™ and The All-New NOOK™ eBook Reader devices),4 and related accessories, bargain books, magazines, gifts, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on Barnes & Noble.com. The Acquisition of B&N College (see Note 12) has allowed the Company to expand into sales of textbooks and course-related materials, emblematic apparel and gifts, trade books, school and dorm supplies, and convenience and café items on college and university campuses. In fiscal 2011, B&N College began offering a textbook rental option to its customers, and expanded its electronic textbooks and other course materials through a proprietary digital platform (NOOK Study™). B&N College offers its customers a full suite of textbook options – new, used, digital and rental.

Due to the increased focus on the internet and digital businesses, the Company performed an evaluation on the effect of its impact on the identification of operating segments. The assessment considered the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, the Company has determined that it has three operating segments: B&N Retail, B&N College and B&N.com.

[3]	Based upon sales reported in trade publications and public filings.
[4]	Any reference to NOOK™, NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, and The All-New NOOK™ includes the trademark symbol (™) even if a superscript “TM” is not included.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under both the first-in, first-out (FIFO) basis and the last-in, first-out (LIFO) basis. The Company uses the retail inventory method for 97% of the Company’s merchandise inventories. As of both April 30, 2011 and May 1, 2010, 87% of the Company’s inventory on the retail inventory method was valued under the FIFO basis. B&N College’s textbook and trade book inventories are valued using the LIFO method, where the related reserve was not material to the recorded amount of the Company’s inventories or results of operations.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At April 30, 2011, the Company had $704,651 of property and equipment, net of accumulated depreciation, and $251,667 of amortizable intangible assets, net of amortization, accounting for approximately 26.6% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $2,857, $12,102, $0, and $11,715 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively, and are related to individual store locations.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 30, 2011, the Company had $524,113 of goodwill and $314,911 of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 23.3% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the Barnes & Noble Retail, Barnes & Noble College and B&N.com reporting units exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. The Company has noted no subsequent indicators of impairment. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of April 30, 2011 and May 1, 2010 were $26,525 and $32,428, respectively. Amortization expense included in interest and amortization of deferred financing fees was $16,087, $5,925, $137 and $547 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively.

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

In accordance with ASC 605-25, Revenue Recognition, Multiple Element Arrangements and Accounting Standards Updates (ASU) 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK™ eBook Reader revenue (which includes revenue from the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™ and The All-New NOOK™ devices) is recognized at the segment point of sale.

The Company includes post-service customer support (PCS) in the form of software updates and potential increased functionality on a when-and-if-available basis, as well as wireless access and wireless connectivity with the purchase of NOOK™ from the Company. Using the relative selling price described above, the Company allocates revenue based on the best estimate of selling price for the deliverables as no vendor-specific objective evidence or third-party evidence exists for any of the elements. Revenue allocated to NOOK™ and the software essential to its functionality is recognized at the time of sale, provided all other conditions for revenue recognition are met. Revenue allocated to the PCS and the wireless access is deferred and recognized on a straight-line basis over the 2-year estimated life of NOOK™.

The Company also pays certain vendors who distribute NOOK™ a commission on the content sales sold through that device. The Company accounts for these transactions as a reduction in the sales price of the NOOK™ based on historical trends of content sales and a liability is established for the estimated commission expected to be paid over the life of the product. The Company recognizes revenue of the content at the point of sale of the content. The Company records revenue from sales of digital content, sales of third-party extended warranties, service contracts and other products, for which the Company is not obligated to perform, and for which the Company does not meet the criteria for gross revenue recognition under ASC 605-45-45, Reporting Revenue Gross as a Principal versus Net as an Agent, on a net basis. All other revenue is recognized on a gross basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Barnes & Noble Member Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the twelve-month period based upon historical spending patterns for Barnes & Noble Members.

Research and Development Costs for Software Products.

The Company follows the guidance in ASC 985-20 regarding software development costs to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and therefore research and development costs are generally expensed as incurred.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $70,013, $34,369, $5,478 and $28,772 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively.

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

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $3,899, $4,503, $3,236 and $11,875 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings (Loss) Per Common Share

Basic earnings per share represent net earnings (loss) attributable to common shareholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of the Company’s outstanding stock options. The Company’s unvested restricted shares and common shares issuable under the Company’s deferred compensation plan are deemed participating securities and are excluded from the dilutive impact of common equivalent shares outstanding under the two-class method since these shares are entitled to participate in dividends declared on common shares. Under the two-class method, earnings (loss) attributable to unvested restricted shares and common shares issuable under the Company’s deferred compensation plan are excluded from net earnings (loss) attributable to common shareholders for purposes of calculating basic and diluted earnings (loss) per common share. See Note 7 for further information regarding the calculation of basic and diluted earnings (loss) per common share.

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

Gift Cards

The Company sells gift cards which can be used in its stores or on Barnes & Noble.com. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. The Company recognized gift card breakage of $25,904, $21,328, $5,432 and $21,369 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. The Company had gift card liabilities of $311,092 and $292,127 as of April 30, 2011 and May 1, 2010, respectively, which amounts are included in accrued liabilities.

Reclassifications

Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2011 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reporting Period

On September 30, 2009, the Board of Directors of Barnes & Noble authorized a change in the Company’s fiscal year end from the Saturday closest to the last day of January to the Saturday closest to the last day of April. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The reporting periods ended April 30, 2011, May 1, 2010, May 2, 2009, and January 31, 2009 contained 52 weeks, 52 weeks, 13 weeks and 52 weeks, respectively.

Recent Accounting Pronouncements

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (ASU 2010-28). ASU 2010-28 provides amendments to Topic 350 to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts to clarify that, for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. For public entities, the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company is still evaluating whether adoption of ASU 2010-28 will have an impact on the Company’s Fiscal 2012 Consolidated Financial Statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04), which amends ASC 820, Fair Value Measurement. ASU 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or International Financial Reporting Standards (IFRSs). ASU 2011-04 changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company is still evaluating whether adoption of ASU 2011-04 will have an impact on the Company’s Fiscal 2012 Consolidated Financial Statements.

The FASB is currently working on amendments to existing accounting standards governing a number of areas including, but not limited to, accounting for leases. In August 2010, the FASB issued an exposure draft, “Leases” (the Exposure Draft), which would replace the existing guidance in ASC topic 840, “Leases.” Under the Exposure Draft, among other changes in practice, a lessee’s rights and obligations under all leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet. Subsequent to the end of the related comment period, the FASB made several amendments to the exposure draft, including revising the definition of the “lease term” to include the non-cancelable lease term plus only those option periods for which there is significant economic incentive for the lessee to extend or not terminate the lease. The FASB also redefined the initial lease liability to be recorded on the Company’s balance sheet to contemplate only those variable lease payments that are in substance “fixed”. The final standard is expected to be issued in the second half of 2011. Management is currently evaluating this proposed standard however, as the standard-setting process is still ongoing, the Company is unable to determine the impact this proposed change in accounting will have on its consolidated financial statements at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	Credit Facility

On April 29, 2011, the Company entered into an amended and restated credit agreement (the Amended Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, which amends and restates the Credit Agreement entered into on September 30, 2009. Under the Amended Credit Agreement, Lenders are providing up to $1,000,000 in aggregate commitments under a five-year asset-backed revolving credit facility (the Amended Credit Facility), which is secured by eligible inventory with the ability to include eligible real estate and accounts receivable and related assets. Borrowings under the Amended Credit Agreement are limited to a specified percentage of eligible inventories and accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the Amended Credit Agreement). In addition, the Company has the option to request an increase in commitments under the Amended Credit Agreement by up to $300,000, subject to certain restrictions.

The Amended Credit Agreement requires Availability (as defined in the Amended Credit Agreement) to be greater than the greater of (i) 10% of the Loan Cap (as defined in the Amended Credit Agreement) and (ii) $50,000. In addition, the Amended Credit Facilities contains covenants that limit, among other things, the Company’s ability to incur indebtedness, create liens, make investments, make restricted payments, merge or acquire assets, and contains default provisions that are typical for this type of financing, among other things. Proceeds from the Amended Credit Facility are used for general corporate purposes, including seasonal working capital needs.

As a result of the Amended Credit Agreement, $6,580 of deferred financing fees related to the 2009 Credit Facility were written off, and included in net interest expenses. The remaining unamortized deferred costs of $16,341 and new charges of $10,180 relating to the Company’s Amended Credit Facility were deferred and will be amortized over the five-year term of the Amended Credit Facility.

On September 30, 2009, the Company had entered into a credit agreement (the 2009 Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, under which the lenders committed to provide up to $1,000,000 in commitments under a four-year asset-backed revolving credit facility (the 2009 Credit Facility), which was secured by eligible inventory and accounts receivable and related assets. Borrowings under the 2009 Credit Agreement were limited to a specified percentage of eligible inventories and accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the 2009 Credit Agreement). In addition, the Company had the option to request the increase in commitments under the 2009 Credit Agreement by up to $300,000, subject to certain restrictions. Proceeds from the 2009 Credit Facility were used for general corporate purposes, including seasonal working capital needs

The 2009 Credit Facility replaced the Company’s prior $850,000 credit agreement (Prior Credit Facility) which had a maturity date of July 31, 2011, as well as B&N College’s $400,000 credit agreement which had a maturity date of November 13, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Selected information related to the Company’s Amended Credit Facility, 2009 Credit Facility and Prior Credit Facility:

	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	Fiscal 2008
Credit facility at period end	$313,100	260,400	—	—
Average balance outstanding during the period	$338,971	107,504	—	63,871
Maximum borrowings outstanding during the period	$622,800	512,500	—	199,900
Weighted average interest rate during the period	4.30%	4.38%	—	6.05%
Interest rate at end of period	5.13%	4.13%	—	—

Fees expensed with respect to the unused portion of the Amended Credit Facility, 2009 Credit Facility and Prior Credit Facility were $5,466, $4,198, $274 and $956 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. The increase in commitment fees in fiscal 2010 was related to the 2009 Company’s Credit Agreement entered into on September 30, 2009 in connection with the Acquisition.

The Company has no agreements to maintain compensating balances.

3.	Stock-Based Compensation

The Company maintains three share-based incentive plans: the 1996 Incentive Plan, the 2004 Incentive Plan and the 2009 Incentive Plan. Prior to June 2, 2009, the Company issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, the Company’s shareholders approved the 2009 Incentive Plan. The maximum number of shares issuable under the 2009 Incentive Plan is 950,000, plus shares that remain available under the Company’s shareholder-approved 2004 Incentive Plan. At April 30, 2011, there were approximately 1,760,447 shares of common stock available for future grants under the 2009 Incentive Plan.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

The Company recognizes stock-based compensation costs, net of estimated forfeitures, for only those shares expected to vest on a straight-line basis over the requisite service period of the award. The Company estimated the forfeiture rates for fiscal 2011, fiscal 2010, the transition period and fiscal 2008 based on its historical experience.

The weighted average assumptions relating to the valuation of the Company’s stock options for fiscal years 2010 and 2008 are shown below. No stock options were granted during fiscal 2011 or the transition period. During fiscal 2008, the Company modified certain stock options related to the death and retirement of two members of the Board of Directors and severance of a former executive officer. These modifications resulted in a lower than normal expected life of the stock option grants made in fiscal 2008.

Fiscal Year	2010	2008
Weighted average fair value of grants	$5.72	$7.52
Volatility	41.30%	65.36%
Risk-free interest rate	2.59%	1.43%
Expected life	5 years	.94 years
Expected dividend yield	4.53%	3.54%

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, February 2, 2008	6,582	$20.19	4.98 years	$91,597
Granted	289	23.19
Exercised	(488)	19.79
Forfeited	(416)	23.88

Balance, January 31, 2009	5,967	20.11	4.03 years	$3,557
Granted	—	—
Exercised	(280)	19.73
Forfeited	(126)	19.27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Balance, May 2, 2009	5,561	20.14	3.83 years	$33,633
Granted	500	22.07
Exercised	(313)	13.96
Forfeited	(250)	30.69

Balance, May 1, 2010	5,498	20.19	3.49 years	$13,782
Granted	—	—
Exercised	(1,024)	16.83
Forfeited	(598)	20.57

Balance, April 30, 2011	3,876	$21.02	3.40 years	—

Vested and expected to vest in the future at April 30, 2011	3,876	$21.02	3.40 years	—
Exercisable at April 30, 2011	3,542	$20.92	2.88 years	—
Available for grant at April 30, 2011	1,760

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. Total intrinsic value of options exercised for fiscal 2011, fiscal 2010, the transition period and fiscal 2008 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $124, $2,321, $1,094 and $3,997, respectively.

As of April 30, 2011, there was $1,827 of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. That expense is expected to be recognized over a weighted average period of 1.9 years.

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, February 2, 2008	1,026	$40.74
Granted	991	28.27
Vested	(431)	39.27
Forfeited	(135)	31.13

Balance, January 31, 2009	1,451	33.55
Granted	133	17.56
Vested	(299)	37.21
Forfeited	(50)	35.28

Balance, May 2, 2009	1,235	30.86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Granted	1,647	21.93
Vested	(429)	33.18
Forfeited	(123)	30.41

Balance, May 1, 2010	2,330	24.15
Granted	684	16.65
Vested	(435)	27.99
Forfeited	(154)	24.76

Balance, April 30, 2011	2,425	21.31

Total fair value of shares of restricted stock that vested during fiscal 2011, fiscal 2010, the transition period and fiscal 2008 was $6,163, $9,408, $6,435 and $12,108, respectively. As of April 30, 2011, there was $37,889 of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 2.3 years.

For fiscal 2011, fiscal 2010, the transition period and fiscal 2008, stock-based compensation expense of $20,978, $15,723, $3,900 and $20,549, respectively, is included in selling and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	April 30, 2011	May 1, 2010
Trade accounts	$81,577	46,723
Credit/debit card receivables	42,982	40,079
Advertising	5,877	5,254
Receivables from landlords for leasehold improvements	867	3,206
Other receivables	18,991	11,314

Total receivables, net	$150,294	106,576

5.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred rent and obligations under the Junior Seller Note (see Notes 12 and 21). The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is classified as deferred rent. Other long-term liabilities also include accrued pension liabilities, store closing expenses and long-term deferred revenues. The Company had the following long-term liabilities at April 30, 2011 and May 1, 2010:

	April 30, 2011	May 1, 2010
Deferred Rent	$271,451	324,528
Junior Seller Note (see Note 12 and Note 21)	150,000	150,000
Other	27,196	31,375

Total long-term liabilities	$448,647	505,903

6.	Fair Values of Financial Instruments

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

Level 1 –	Observable inputs that reflect quoted prices in active markets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Level 2 –	Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3 –	Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions

		Fair Value Measurement Using
Description	As of April 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)

Contingent consideration (See Note 14)	$—	—	—	—	(243)

		Fair Value Measurement Using
Description	As of May 1, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Contingent consideration (See Note 14)	$7,265	—	—	7,265	(1,712)

The following table presents the changes in Level 3 contingent consideration liability for the 52 weeks ended April 30, 2011:

Acquisition of Fictionwise
Beginning balance, May 1, 2010	$7,265
Payments	(7,508)
Losses	243

Balance, April 30, 2011	$—

Fair Value of Financial Instruments

The Company’s financial instruments, other than those presented in the disclosures above, include cash, receivables, other investments and accounts payable. The fair values of cash, receivables, and accounts payable approximated carrying values because of the short-term nature of these instruments. The Company believes that its Amended Credit Facility approximates fair value since interest rates are adjusted to reflect current rates. The Company believes that the terms and conditions of the remaining Seller Notes is consistent with comparable market debt issues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.	Net Earnings (Loss) Per Share

In accordance with ASC 260-10-45, Share-Based Payment Arrangements and Participating Securities and the Two-Class Method, the Company’s unvested restricted shares and shares issuable under the Company’s deferred compensation plan are considered participating securities. During periods of net income, the calculation of earnings per share for common stock are reclassified to exclude the income attributable to the unvested restricted shares and shares issuable under the Company’s deferred compensation plan from the numerator and exclude the dilutive impact of those shares from the denominator. During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. Due to the net loss during fiscal 2011 and the transition period, participating securities in the amounts of 3,228 and 2,118, respectively, were excluded in the calculation of earnings per share using the two-class method for the transition period because the effect would be antidilutive.

The following is a reconciliation of the Company’s basic and diluted earnings per share calculation:

	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	Fiscal 2008
Numerator for basic earnings per share:
Income (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(73,920)	$36,676	(2,039)	85,426
Less allocation of earnings and dividends to participating securities	—	(1,279)	—	(2,891)

Net income (loss) from continuing operations available to common shareholders	(73,920)	35,397	(2,039)	82,535
Add loss from discontinued operations, net of allocation of earnings and dividends to participating securities	—	—	—	(9,111)

Net income (loss) available to common shareholders	$(73,920)	$35,397	(2,039)	73,424

Numerator for diluted earnings per share:
Net income (loss) from continuing operations available to common shareholders	$(73,920)	$35,397	(2,039)	82,535
Effect of dilutive options	—	(10)	—	27

Net income (loss) from continuing operations available to common shareholders	(73,920)	35,387	(2,039)	82,562
Add loss from discontinued operations	—	—	(654)	(9,506)

Net income (loss) available to common shareholders	$(73,920)	$35,387	(2,693)	73,056

Denominator for basic and diluted earnings per share:
Basic weighted average common shares	56,588	55,344	54,759	55,207
Average dilutive options	—	809	—	1,322

Diluted weighted average common shares	56,588	56,153	54,759	56,529

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Basic earnings per common share
Income (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(1.31)	0.64	(0.04)	1.50
Income (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	—	(0.01)	(0.17)

Net income (loss) attributable to Barnes & Noble, Inc.	$(1.31)	0.64	(0.05)	1.33
Diluted earnings per common share
Income (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(1.31)	0.63	(0.04)	1.46
Income (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	—	(0.01)	(0.17)

Net income (loss) attributable to Barnes & Noble, Inc.	$(1.31)	0.63	(0.05)	1.29

8.	Employees’ Retirement and Defined Contribution Plans

As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively, and the Pension Plan will continue to hold assets and pay benefits. The actuarial assumptions used to calculate pension costs are reviewed annually. Pension expense was $2,558, $1,951, $752 and $1,301 for fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $14,212, $12,954, $3,062 and $11,645 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993. Total Company contributions charged to employee benefit expenses for the Postretirement Plan were $150, ($111), $38 and $210 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.	Income Taxes

The Company files a consolidated federal return with all subsidiaries owned 80% or more. Federal and state income tax provisions (benefits) for fiscal 2011, fiscal 2010, the transition period and fiscal 2008 are as follows:

	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	Fiscal 2008
Current:
Federal	$(47,825)	51,343	(2,199)	44,038
State	(2,441)	14,192	(481)	11,983

Total current	(50,266)	65,535	(2,680)	56,021

Deferred:
Federal	8,057	(45,903)	1,016	2,540
State	(6,443)	(11,267)	290	(2,970)

Total deferred	1,614	(57,170)	1,306	(430)

Total	$(48,652)	8,365	(1,374)	55,591

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	Fiscal 2008
Federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	4.8	3.8	3.6	4.3
Additions to unrecognized tax benefits	(2.5)	11.2	0.5	3.9
Reductions to unrecognized tax benefits	1.3	(31.8)	—	(0.4)
Other, net	1.1	0.4	0.8	(3.4)

Effective income tax rate	39.7%	18.6%	39.9%	39.4%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of April 30, 2011 and May 1, 2010 are as follows:

	April 30, 2011	May 1, 2010
Deferred tax liabilities:
Investment in Barnes & Noble.com	$(95,051)	(95,051)
Depreciation	(57,156)	(75,385)
Goodwill and intangible asset amortization	(236,845)	(239,434)
Prepaid expenses	(7,125)	(6,944)
Other	(4,861)	(7,201)

Total deferred tax liabilities	(401,038)	(424,015)

Deferred tax assets:
Loss and credit carryovers	57,751	41,348
Lease transactions	32,986	40,353
Estimated accruals	52,868	81,898
Stock-based compensation	11,508	11,482
Insurance liability	11,396	10,896
Pension	10,254	10,998
Inventory	18,996	22,642
Investments in equity securities	1,282	1,282

Total deferred tax assets	197,041	220,899

Net deferred tax liabilities	$(203,997)	(203,116)

Balance Sheet caption reported in:
Prepaid expenses and other current assets	$76,135	108,491
Deferred tax liabilities	(280,132)	(311,607)

Net deferred tax liabilities	$(203,997)	(203,116)

At April 30, 2011, the Company had federal and state net operating loss carryforwards (NOLs) of approximately $86,000 that expire beginning in 2018 through 2022, the utilization of which is limited to approximately $6,700 on an annual basis. Additionally, the Company had approximately $6,000 of federal NOLs and $149,000 of state NOLs that have no annual limitation and expire in 2030. These NOLs account for $44,232 of the $57,751 of loss and credit carryover deferred tax assets at April 30, 2011, with the remainder relating primarily to other state NOLs and federal credits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As of April 30, 2011, the Company had $16,715 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2011, fiscal 2010, the transition period and fiscal 2008 is as follows:

Balance at January 31, 2009	$23,833
Additions for tax positions of the current period	339
Additions for tax positions of prior periods	369

Balance at May 2, 2009	$24,541

Additions for tax positions of the current period	2,457
Additions for tax positions of prior periods	2,563
Other reductions for tax positions of prior periods	(14,293)

Balance at May 1, 2010	$15,268

Additions for tax positions of the current period	1,809
Additions for tax positions of prior periods	1,199
Reductions due to settlements	(508)
Other reductions for tax positions of prior periods	(1,053)

Balance at April 30, 2011	$16,715

The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. As of May 1, 2010 and April 30, 2011, the Company had accrued $3,119 and $3,236, respectively, for net interest and penalties, which is included in the $15,268 and $16,715 of unrecognized tax benefits noted above. The change in the amount accrued for net interest and penalties includes $825 in additions for net interest and penalties recognized in income tax expense in the Company’s fiscal 2011 statement of operations.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from fiscal 2007 and forward. Some earlier years remain open for a small minority of states.

10.	Other Comprehensive Earnings (Loss), Net of Tax

Comprehensive earnings (loss) are net earnings (loss), plus certain other items that are recorded directly to shareholders’ equity, as follows:

	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	Fiscal 2008
Net earnings (loss) attributable to Barnes & Noble, Inc.	$(73,920)	36,676	(2,693)	75,920
Other comprehensive earnings (loss), net of tax:
Foreign currency translation adjustments	—	—	—	(3,352)
(Increase)/decrease in minimum pension liability (net of deferred tax benefit (expense) of ($1,055), $798, $0 and $1,048, respectively)	1,582	(1,197)	—	(1,628)

Total comprehensive earnings (loss)	(72,338)	35,479	(2,693)	70,940
Comprehensive loss attributable to noncontrolling interests	37	32	30	30

Total comprehensive earnings (loss) attributable to Barnes & Noble, Inc.	$(72,375)	35,447	(2,723)	70,910

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The components of Accumulated Other Comprehensive Loss are as follows:

	Sale of Calendar Club	Foreign Currency Translation	Minimum Pension and Postretirement Liability	Accumulated Other Comprehensive Loss
Balance at February 2, 2008	$—	736	(10,259)	$(9,523)
Net actuarial loss, net of tax	—	—	(2,504)	(2,504)
Amortization of net actuarial gain, net of tax	—	—	876	876
Foreign currency translation adjustments	—	(3,352)	—	(3,352)

Balance at January 31, 2009	—	(2,616)	(11,887)	(14,503)
Sale of Calendar Club (See Note 16)	2,488	—	—	2,488

Balance at May 2, 2009	2,488	(2,616)	(11,887)	(12,015)
Net actuarial loss, net of tax	—	—	(2,395)	(2,395)
Amortization of net actuarial gain, net of tax	—	—	1,249	1,249
Prior service credit	—	—	(51)	(51)

Balance at May 1, 2010	2,488	(2,616)	(13,084)	(13,212)
Net actuarial loss, net of tax	—	—	249	249
Amortization of net actuarial gain, net of tax	—	—	1,287	1,287
Prior service credit	—	—	46	46

Balance at April 30, 2011	$2,488	(2,616)	(11,502)	$(11,630)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.	Changes in Intangible Assets and Goodwill

		As of April 30, 2011
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	5-25	$257,410	$(17,962)	$239,448
Author contracts	10	18,461	(15,204)	3,257
Technology	5-10	5,850	(1,624)	4,226
Distribution contracts	10	8,325	(4,304)	4,021
Other	3-10	4,639	(3,924)	715

		$294,685	(43,018)	$251,667

Unamortizable intangible assets
Trade name				$293,400
Copyrights				175
Publishing contracts				21,336

				$314,911

All amortizable intangible assets are being amortized over their useful life on a straight-line basis, except for the customer relationships related to the Fictionwise acquisition that are being amortized on an accelerated basis.

Aggregate Amortization Expense:
For the 52 weeks ended April 30, 2011	$14,512
For the 52 weeks ended May 1, 2010	$11,350
For the 13 weeks ended May 2, 2009	$752
For the 52 weeks ended January 31, 2009	$4,563

Estimated Amortization Expense:
(12 months ending on or about April 30)
2012	$14,146
2013	$13,815
2014	$13,078
2015	$11,293
2016	$11,241

The changes in the carrying amount of goodwill by segment for fiscal 2011 are as follows:

	B&N Retail Segment	B&N College Segment	B&N.com Segment	Total Company
Balance as of May 1, 2010	$254,471	274,070	—	$528,541
Benefit of excess tax amortization (a)	—	—	(4,428)	(4,428)
Re-allocation of Goodwill (b)	(29,135)	—	29,135	—

Balance as of April 30, 2011	$225,336	274,070	24,707	$524,113

(a)	The tax basis of goodwill arising from an acquisition during the 52 weeks ended January 29, 2005 exceeded the related basis for financial reporting purposes by approximately $96,576. In accordance with ASC 740-10-30, Accounting for Income Taxes, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(b)	Due to the increased focus on the internet and digital businesses, the Company performed an evaluation on the effect of its impact on the identification of operating segments. The assessment considered the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, the Company has determined that it has three operating segments: B&N Retail, B&N College and B&N.com. As a result of this evaluation, $29.1 million of goodwill was re-allocated between B&N Retail and B&N.com segments.

12.	Acquisition of B&N College

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

On September 30, 2009, in connection with the closing of the Acquisition described above, the Company issued the Sellers (i) a senior subordinated note in the principal amount of $100,000, payable in full on December 15, 2010, with interest of 8% per annum payable on the unpaid principal amount (the Senior Seller Note) and (ii) a junior subordinated note in the principal amount of $150,000, payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount (the Junior Seller Note; and together with the Senior Seller Note, the Seller Notes). On December 22, 2009, the Company consented to the pledge and assignment of the Senior Seller Note by the Sellers as collateral security. The Senior Seller Note was paid on its scheduled due date, December 15, 2010.

The purchase price paid to the Sellers was $596,000, consisting of $346,000 in cash and $250,000 in Seller Notes. However, the cash paid to the Sellers was reduced by $82,352 in cash bonuses paid by B&N College to 192 members of its management team and employees, not including Leonard Riggio. The Company financed the Acquisition through $250,000 of seller financing, $150,000 from the 2009 Credit Facility and the remainder from both the Company’s and B&N College’s cash on hand.

The Acquisition was accounted for as a business purchase pursuant to Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). Acquisition-related expenses totaled $10,400 and have been recorded as selling and administrative expenses in the Company’s consolidated statement of operations in fiscal 2010. As required by ASC 805-20, the Company allocated the purchase price to assets and liabilities based on their estimated fair value at the Acquisition date. The following table represents the allocation of the purchase price to the acquired net assets and resulting adjustment to goodwill:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Amortization of Fair Value Ascribed to Customer Relationships

Historical customer attrition rates imply a life of 50 years; however, the useful life was shortened to 25 years since the majority of the value of discounted cash flows are captured in this period. The $255,000 is being amortized evenly over the 25-year period. The Company recorded $10,200 and $5,950 in amortization related to these intangibles during the 52 weeks ended April 30, 2011 and May 1, 2010, respectively.

The Company also recorded a short-term deferred tax liability of $26,810 and a long-term deferred tax liability of $207,821 related to the difference between the book basis and the tax basis of the net assets acquired. In addition, the Company stepped up the value of other assets and liabilities, resulting in goodwill of $272,879, which is not deductible for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following audited condensed financial information of B&N College since the date of the Acquisition on September 30, 2009 was included in the Company’s consolidated results of operations for fiscal 2010:

52 weeks ended May 1, 2010
Sales	$833,648
Net loss	$3,344

The following unaudited pro forma condensed financial information assumes that the Acquisition was accounted for using the acquisition method of accounting for business combinations in accordance with ASC 805 and represents a pro forma presentation based upon available information of the combining companies giving effect to the Acquisition as if it had occurred on May 4, 2008, the first date of B&N College’s prior fiscal year from the Acquisition date, with adjustments for amortization expense of intangible assets, depreciation expense for the fair value of property and equipment above its book value, termination or changes in certain compensation arrangements, termination of textbook royalties, non-operating expenses not acquired in the Acquisition, interest expense and income tax expense:

	52 weeks ended May 1, 2010	13 weeks ended May 2, 2009
Sales	$6,782,403	$1,301,840
Net income (loss) from continuing operations attributable to Barnes & Noble, Inc.	$53,514	$(27,730)
Income (loss) from continuing operations attributable to Barnes & Noble, Inc. per common share
Basic	$0.93	$(0.52)
Diluted	$0.92	$(0.52)

The unaudited pro forma condensed financial information is based on the assumptions and adjustments which give effect to events that are: (i) directly attributable to the Acquisition; (ii) expected to have a continuing impact and (iii) factually supportable. The unaudited pro forma condensed financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have been achieved had the Acquisition been consummated as of the dates indicated or of the results that may be obtained in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.	Tikatok Acquisition

On September 24, 2009, the Company acquired the assets of Tikatok Inc. (Tikatok) for $2,305 in cash. Tikatok is an online platform where parents and their children and others can write, illustrate, and publish stories into hardcover and paperback books. On its website, Tikatok makes available, among other things, its patent-pending StorySparks™ system, which helps to walk children through the process of creating and writing stories and expands the Company’s reach to additional parents, educators and librarians. In addition to the closing purchase price, the Company has made and may make bonus and/or earn out payments if certain performance targets are met over the four years following the acquisition.

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

The results of operations for the period subsequent to the Tikatok acquisition are included in the consolidated financial statements. The pro forma effect assuming the acquisition of Tikatok at the beginning of the transition period is not material.

14.	Acquisition of Fictionwise

On March 4, 2009, the Company acquired Fictionwise, Inc. (Fictionwise), a leader in the eBook marketplace, for $15,729 in cash. In addition to the closing purchase price, the Company has made earn-out payments upon the achievement of certain performance and technology related targets. The acquisition provided a core component to the Company’s overall digital strategy, enabling the launch of one of the world’s largest eBookstores on July 20, 2009. The eBookstore on Barnes & Noble.com enables customers to buy eBooks and read them on a wide range of platforms, including NOOK™, the Company’s eBook reader, iPhone® and iPod touch®, BlackBerry®, as well as most laptops or full-sized desktop computers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Fictionwise acquisition was accounted for as a business purchase pursuant to ASC 805, Business Combinations. In accordance with ASC 805-20, the purchase price has been allocated to assets and liabilities based on their estimated fair value at the acquisition date. The fair value of the contingent consideration at the Fictionwise acquisition date is included in the purchase price shown below. Changes to the fair value of the contingent consideration were recorded in selling and administrative expenses. The following table represents the allocation of the purchase price to the acquired net assets and resulting adjustment to goodwill:

Cash Paid	$15,729
Fair value of contingent consideration	8,165

Fair value of total consideration	$23,894

Allocation of purchase price:
Cash	$255
Trade Name	340
Customer Relationships	2,410
Technology	5,610
Goodwill	18,051

Total assets acquired	$26,666
Liabilities assumed	(2,772)

$23,894

The fair value of the contingent consideration arrangement of $8,165 was determined by estimating the expected (probability–weighted) earn-out payments discounted to present value. The actual final earn-out payments for Fictionwise were $7,508 and $ 2,612 for fiscal 2011 and fiscal 2010, respectively.

Due to the purchase price allocation not being finalized at the time of the Fictionwise acquisition, the excess purchase price over net assets acquired of $15,941 had been allocated to goodwill. Final purchase accounting adjustments to goodwill of $2,110 were recorded during fiscal 2010. The goodwill recognized is deductible for income tax purposes.

Acquired intangible assets consisted of the trade name, technology and customer relationships. The trade name is being amortized on a straight-line basis over three years. Acquired technology is being amortized on a straight-line basis over a range of five to ten years. Customer relationships are being amortized using an accelerated method over their five-year useful life. The Company recorded $1,445 and $2,176 in amortization related to these intangibles during fiscal 2011 and fiscal 2010, respectively.

The Fictionwise results of operations for the period subsequent to the Fictionwise acquisition date are included in the consolidated financial statements. The pro forma effect assuming the acquisition of Fictionwise at the beginning of the transition period is not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.	Transition Period

On September 30, 2009, the Company’s fiscal year end changed from the Saturday closest to the last day of January to the Saturday closest to the last day of April. Accordingly, the Company is presenting audited financial statements for the 13 week transition period ended May 2, 2009. The following table provides certain unaudited comparative financial information for the 13 weeks ended May 3, 2008.

	13 weeks ended
	May 2, 2009	May 3, 2008 (unaudited)
Sales	$1,105,152	1,155,882
Cost of sales and occupancy	773,491	807,915

Gross profit	331,661	347,967

Selling and administrative expenses	286,554	303,863
Depreciation and amortization	45,879	41,314
Pre-opening expenses	2,472	4,537

Operating loss	(3,244)	(1,747)
Interest (expense) income, net and amortization of deferred financing fees	(199)	807

Loss from continuing operations before taxes	(3,443)	(940)
Income taxes	(1,374)	(374)

Loss from continuing operations (net of income tax)	(2,069)	(566)
Loss from discontinued operations (net of income tax)	(654)	(1,658)

Net loss	(2,723)	(2,224)

Net loss attributable to noncontrolling interests	30	—

Net loss attributable to Barnes & Noble, Inc.	$(2,693)	(2,224)

Loss attributable to Barnes & Noble, Inc.
Loss from continuing operations	$(2,069)	(566)
Less loss attributable to noncontrolling interests	30	—

Net loss from continuing operations attributable to Barnes & Noble, Inc.	$(2,039)	(566)

Basic earnings per common share
Loss from continuing operations attributable to Barnes & Noble, Inc.	$(0.04)	(0.01)
Loss from discontinued operations attributable to Barnes & Noble, Inc.	(0.01)	(0.03)

Net loss attributable to Barnes & Noble, Inc.	$(0.05)	(0.04)

Diluted earnings per common share
Loss from continuing operations attributable to Barnes & Noble, Inc.	$(0.04)	(0.01)
Loss from discontinued operations attributable to Barnes & Noble, Inc.	(0.01)	(0.03)

Net loss attributable to Barnes & Noble, Inc.	$(0.05)	(0.04)

Weighted average common shares outstanding
Basic	54,759	57,614
Diluted	54,759	57,614
Dividends declared per common share	$0.25	0.15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.	Discontinued Operations

During the fourth quarter of fiscal 2008, the Company committed to a plan to dispose of its approximate 74% interest in Calendar Club. The Company subsequently sold its interest in Calendar Club in February 2009 to Calendar Club and its chief executive officer for $7,000, which was comprised of $1,000 in cash and $6,000 in notes. Calendar Club qualified for held for sale accounting treatment in fiscal 2008 and was written down to its fair value. The Company recorded a charge of $18,655 ($9,675 after tax) related to the write down in fiscal 2008. The results of Calendar Club have been classified as discontinued operations in all periods presented. During fiscal 2011, the Company received the $6,000 note payment from Calendar Club. The note was received prior to its scheduled due date.

The operations of Calendar Club have been segregated from continuing operations and are reflected as discontinued operations in each period’s consolidated statement of operations as follows:

	13 weeks ended May 2, 2009	Fiscal 2008	Fiscal 2007
Sales	$347	113,539	124,154

Earnings (loss) from discontinued operations, net of tax	$(654)	(9,506)	888

Diluted earnings (loss) per common share from discontinued operations, net of tax	$(0.01)	(0.17)	0.01

17.	Shareholders’ Equity

On November 17, 2009, the Board of Directors of the Company declared a dividend, payable to stockholders of record on November 27, 2009 of one right (a Right) per each share of outstanding Common Stock of the Company, par value $0.001 per share (Common Stock), to purchase 1/1000th of a share of Series I Preferred Stock, par value $0.001 per share, of the Company (the Preferred Stock), at a price of $100.00 per share (such amount, as may be adjusted from time to time as provided in the Rights Agreement described below, the Purchase Price). In connection therewith, on November 17, 2009, the Company entered into a Rights Agreement, dated November 17, 2009 (as amended February 17, 2010, June 23, 2010 and October 29, 2010, and as may be further amended from time to time, the Rights Agreement) with Mellon Investor Services LLC, as Rights Agent. The Rights will be exercisable upon the earlier of (i) such date the Company learns that a person or group, without Board approval, acquires or obtains the right to acquire beneficial ownership of 20% or more of the Company’s outstanding common stock or a person or group that already beneficially owns 20% or more of the Company’s outstanding common stock at the time the Rights Agreement was entered into, without Board approval, acquires any additional shares (other than pursuant to the Company’s compensation or benefit plans) (any person or group specified in this sentence, an Acquiring Person) and (ii) such date a person or group announces an intention to commence or following the commencement of (as designated by the Board) a tender or exchange offer which could result in the beneficial ownership of 20% or more of the Company’s outstanding common stock. The Rights will expire on November 17, 2012, unless earlier redeemed or canceled by the Company. If a person or group becomes an Acquiring Person, each Rights holder (other than the Acquiring Person) will be entitled to receive, upon exercise of the Right and payment of the Purchase Price, that number of 1/1000ths of a share of Preferred Stock equal to the number of shares of Common Stock which at the time of the applicable triggering transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person, or 50% or more of the Company’s assets are sold to an Acquiring Person, each Right will entitle its holder (other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

than an Acquiring Person) to purchase common shares in the surviving entity at 50% of the market price. In connection with the 2010 Annual Meeting of Stockholders, held on September 28, 2010, Yucaipa American Alliance Fund II, L.P. and Yucaipa American Alliance (Parallel) Fund II, L.P. submitted a non-binding proposal requesting the Board of Directors amend the Rights Agreement to increase the beneficial ownership threshold in the Rights Agreement from 20% to 30%. A majority of the votes cast by stockholders at the 2010 Annual Meeting of Stockholders were against this non-binding proposal. On October 28, 2010 the Board of Directors of the Company gave notice of a Special Meeting of Stockholders on November 17, 2010 to seek stockholder ratification of the Rights Agreement. At the November 17, 2010 Special Meeting, the holders of a majority of the outstanding Common Stock entitled to vote at that Special Meeting voted to ratify the Board’s adoption of the Rights Agreement. See Note 20 for a description of certain legal proceedings with respect to the Rights Agreement.

On May 15, 2007, the Company’s Board of Directors authorized a stock repurchase program for the purchase of up to $400,000 of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2,471 as of April 30, 2011. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of April 30, 2011, the Company has repurchased 33,409,761 shares at a cost of approximately $1,054,192 under its stock repurchase programs. The repurchased shares are held in treasury.

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

B&N College’s contracts are typically for five to ten years, although some extend beyond ten years. Many contracts have a 90 to 120 day cancellation right by B&N College, or by the college or university, without penalty.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Rental expense under operating leases is as follows:

	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	Fiscal 2008
Minimum rentals	$394,199	$363,373	$75,161	$310,967
Percentage rentals	102,735	40,324	842	4,380

	$496,934	$403,697	76,003	315,347

Future minimum annual rentals, excluding percentage rentals, required under B&N Retail leases that had initial, noncancelable lease terms greater than one year, and under B&N College leases as of April 30, 2011 are:

Fiscal Year	(a)
2012	$400,959
2013	347,468
2014	295,977
2015	229,514
2016	184,849
After 2016	503,813

$1,962,580

(a)	Includes B&N College capital lease obligations of $1,067, $791, $766, $511, $0 and $0, for fiscal 2012, 2013, 2014, 2015, 2016 and after 2016, respectively.

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

19.	Segment Reporting

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, the Company has determined that it has three operating segments: B&N Retail, B&N College and B&N.com.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

B&N Retail

This segment includes 705 bookstores as of April 30, 2011, primarily under the Barnes & Noble Booksellers trade name. The 705 Barnes & Noble stores generally offer a NOOK™ (references to NOOK™ include the Company’s NOOK 1st Edition™ , NOOK™ Wi-Fi 1st Edition™, NOOK Color™ and The All-New NOOK™ eBook Reader devices) Boutique/Counter, a comprehensive trade book title base, a café, a children’s section, a Toys & Games department, a DVDs/BluRay department, a music department, a magazine section and a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s publishing operation, Sterling Publishing.

B&N College

This group includes 636 stores as of April 30, 2011, that are primarily school-owned stores operated under contracts by B&N College. The 636 B&N College stores generally sell textbooks and course-related materials, emblematic apparel and gifts, trade books, computer products and eReaders, school and dorm supplies, and convenience and café items.

B&N.com

This segment includes the Company’s online business, which includes the Company’s eCommerce site and features an eBookstore and digital newsstand. Additionally, this segment includes the development and support of the Company’s NOOK™ product offering. These products enable customers to buy and read eBooks on the widest range of platforms, including NOOK™ eBook Readers, devices from partner companies, and hundreds of the most popular mobile and computing devices using free NOOK™ software.

Summarized financial information concerning the Company’s reportable segments is presented below:

Sales	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010	13 weeks ended May 2, 2009	52 weeks ended January 31, 2009
B&N Retail	$4,364,246	$4,401,343	$1,012,077	$4,652,666
B&N College (a)	1,776,223	833,648	—	—
B&N.com	858,096	572,763	93,075	469,138

Total	$6,998,565	$5,807,754	$1,105,152	$5,121,804

Depreciation and Amortization	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010	13 weeks ended May 2, 2009	52 weeks ended January 31, 2009
B&N Retail	$157,528	$157,663	$41,246	$154,304
B&N College (a)	43,148	24,863	—	—
B&N.com	27,971	25,248	4,633	19,253

Total	$228,647	$207,774	$45,879	$173,557

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Operating Profit/(Loss)	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010	13 weeks ended May 2, 2009	52 weeks ended January 31, 2009
B&N Retail	$90,984	$179,231	$9,003	$177,570
B&N College (a)	76,293	76	—	—
B&N.com	(232,536)	(106,061)	(12,247)	(34,239)

Total	$(65,259)	$73,246	$(3,244)	$143,331

Capital Expenditures	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010	13 weeks ended May 2, 2009	52 weeks ended January 31, 2009
B&N Retail	$51,924	$83,723	$17,855	$178,210
B&N College (a)	35,004	13,716	—	—
B&N.com	23,574	30,340	4,967	13,943

Total	$110,502	$127,779	$22,822	$192,153

Total Assets	As of April 30, 2011	As of May 1, 2010	As of May 2, 2009	As of January 31, 2009
B&N Retail	$2,331,631	$2,467,352	$2,320,082	$2,516,060
B&N College (a)	979,457	943,989	—	—
B&N.com	285,378	294,345	344,197	361,804

Total	$3,596,466	$3,705,686	$2,664,279	$2,877,864

(a)	Includes only the financial information of B&N College since the date of the Acquisition on September 30, 2009.

A reconciliation of operating profit from reportable segments to income (loss) from continuing operations before taxes in the consolidated financial statements is as follows:

	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010	13 weeks ended May 2, 2009	52 weeks ended January 31, 2009
Reportable segments operating profit	$(65,259)	$73,246	$(3,244)	$143,331
Interest income (expense), net	(57,350)	(28,237)	(199)	(2,344)

Consolidated income (loss) from continuing operations before taxes	$(122,609)	$45,009	$(3,443)	$140,987

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.	Legal Proceedings

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

In re Initial Public Offering Securities Litigation

This class action lawsuit, filed in April 2002 (the Action), named over one thousand individuals and 300 corporations, including Fatbrain.com, LLC (“Fatbrain”), a former subsidiary of Barnes & Noble.com, and its former officers and directors. The amended complaints in the Action all allege that the initial public offering registration statements filed by the defendant issuers with the Securities and Exchange Commission, including the one filed by Fatbrain, were false and misleading because they failed to disclose that the defendant underwriters were receiving excess compensation in the form of profit sharing with certain of its customers, and that some of those customers agreed to buy additional shares of the defendant issuers’ common stock in the aftermarket at increasing prices. The amended complaints also allege that the foregoing constitutes violations of: (i) Section 11 of the Securities Act of 1933, as amended (the “1933 Act”) by the defendant issuers, the directors and officers signing the related registration statements, and the related underwriters; (ii) Rule 10b-5 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”) by the same parties; and (iii) the control person provisions of the 1933 and 1934 Acts by certain directors and officers of the defendant issuers. A motion to dismiss by the defendant issuers, including Fatbrain, was denied.

After extensive negotiations among representatives of plaintiffs and defendants, the parties entered into a memorandum of understanding (MOU), outlining a proposed settlement resolving the claims in the Action between plaintiffs and the defendant issuers. Subsequently, a Settlement Agreement was executed between the defendants and plaintiffs in the Action, the terms of which are consistent with the MOU. The Settlement Agreement was submitted to the court for approval, and on February 15, 2005, the judge granted preliminary approval of the settlement.

On December 5, 2006, the Federal Appeals Court for the Second Circuit (the Second Circuit) issued a decision reversing the District Court’s class certification decision in six focus cases. In light of that decision, the District Court stayed all proceedings, including consideration of the settlement. In January 2007, plaintiffs filed a Petition for Rehearing En Banc before the Second Circuit, which was denied in April 2007. On May 30, 2007, plaintiffs moved, before the District Court, to certify a new class. On June 25, 2007, the District Court entered an order terminating the Settlement Agreement. On October 2, 2008, plaintiffs agreed to withdraw the class certification motion. On October 10, 2008, the District Court signed an order granting the request.

A Settlement Agreement in principle, subject to court approval, was negotiated among counsel for all of the issuers, plaintiffs, insurers and underwriters, and executed by the Client. Preliminary approval of the settlement was granted by the court on June 10, 2009, and final court approval of the settlement was granted on October 5, 2009. Pursuant to the settlement, no settlement payment will be made by the Client. Since that time, various notices of appeal have been filed by certain objectors on an interlocutory basis, two of which have been dismissed. The remaining appeal has been remanded to the District Court for further proceedings. Should the remaining appeal be successful and the approval of the settlement overturned, the Client intends to vigorously defend these lawsuits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Minor v. Barnes & Noble Booksellers, Inc. et al.

On May 1, 2009, a purported class action complaint was filed against B&N Booksellers, Inc. (B&N Booksellers) in the Superior Court for the State of California alleging wage payments by instruments in a form that did not comply with the requirements of the California Labor Code, allegedly resulting in impermissible wage payment reductions and calling for imposition of statutory penalties. The complaint also alleges a violation of the California Labor Code’s Private Attorneys General Act and seeks restitution of such allegedly unpaid wages under California’s unfair competition law, and an injunction compelling compliance with the California Labor Code. The complaint alleges two subclasses of 500 and 200 employees, respectively (there may be overlap among the subclasses), but contains no allegations concerning the number of alleged violations or the amount of recovery sought on behalf of the purported class. On June 3, 2009, B&N Booksellers filed an answer denying all claims. Discovery concerning purported class member payroll checks and related information is ongoing. On August 19, 2010, B&N Booksellers filed a motion to dismiss the case for lack of a class representative when the name plaintiff advised she did not wish to continue to serve in that role. On October 15, 2010, the Court issued an order denying B&N Bookseller’s motion to dismiss. The Court further ruled that Ms. Minor could not serve as a class representative. The Court also granted Plaintiff’s Motion to Compel Further Responses to previously-served discovery seeking contact information for the putative class. B&N Booksellers provided that information on October 15, 2010. The previously scheduled Case Management Conference was continued to January 27, 2011. Plaintiff’s counsel filed an amended complaint on January 26, 2011, adding two new named Plaintiffs, Jacob Allum and Cesar Caminiero. At the Case Management Conference held on January 27, 2011, the Court ordered the parties to complete mediation by May 6, 2011. The parties held a mediation on April 11, 2011. The parties have reached a tentative resolution of this matter and are finalizing the settlement which will be subject to court approval. This settlement is not expected to have a material impact on the Company’s Consolidated Financial Statements.

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

Between August 17, 2009 and August 31, 2009, five putative shareholder derivative complaints were filed in Delaware Chancery Court against the Company’s directors. The complaints generally allege breach of fiduciary duty, waste of corporate assets and unjust enrichment in connection with the Company’s entry into a definitive agreement to purchase Barnes & Noble College Booksellers, which was announced on August 10, 2009 (the Transaction). The complaints generally seek damages in favor of the Company in an unspecified amount; costs, fees and interest; disgorgement; restitution; and equitable relief, including injunctive relief. On September 1, 2009, the Delaware Chancery Court issued an Order of Consolidation consolidating the five lawsuits (the Consolidated Cases) and directing plaintiffs to file a consolidated amended complaint. In a related development, on August 27, 2009, the Company received a demand pursuant to Delaware General Corporation Law, Section 220, on behalf of the Electrical Workers Pension Fund, Local 103, I.B.E.W., a shareholder, seeking to inspect certain books and records related to the Transaction. The Company provided this shareholder with certain documents, on a confidential basis,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

in response to its demand. On September 18, 2009, this shareholder filed a shareholder derivative complaint in Delaware Chancery Court against certain of the Company’s directors alleging breach of fiduciary duty and unjust enrichment and seeking to enjoin the consummation of the Transaction. At that time, this shareholder also filed a motion for expedited proceedings. At a hearing held on September 21, 2009, the court denied plaintiff’s request for expedited proceedings. On October 6, 2009, the plaintiffs in the Consolidated Cases filed a motion seeking to consolidate the later-filed sixth case with the Consolidated Cases. Also on October 6, 2009, the plaintiff in the sixth case filed a separate motion seeking to consolidate its case with the Consolidated Cases and appoint it as co-lead plaintiff and to appoint its counsel as co-lead counsel. On November 3, 2009, a Consolidated Complaint was filed in the Consolidated Cases. The Company and defendants sought an extension of their time to answer or otherwise respond to the complaints while the plaintiffs’ respective consolidation motions were pending. On December 11, 2009, the court entered an order consolidating all actions and appointing co-lead counsel for plaintiffs. Plaintiffs designated the Consolidated Complaint filed on November 3, 2009 to be the operative Complaint. The Company and defendants filed motions to dismiss the Consolidated Complaint on January 12, 2010. On January 29, 2010, plaintiffs informed defendants that they would amend their Complaint rather than respond to defendants’ motions to dismiss. Plaintiffs filed an Amended Consolidated Complaint on March 16, 2010. The Company and defendants filed motions to dismiss the Amended Consolidated Complaint on April 30, 2010. Plaintiffs filed their response to the motion to dismiss on June 2, 2010. Oral argument on the motions to dismiss was held on October 21, 2010. Following those arguments, the Court denied the Company’s motion to dismiss, denied in part and granted in part the motion to dismiss filed by Defendants Leonard Riggio, Stephen Riggio and Lawrence Zilavy, and denied in part and granted in part the motion to dismiss filed by the remaining defendants, dismissing all claims asserted against Directors George Campbell, Jr. and Patricia Higgins. Pursuant to the Court’s January 19, 2011 Scheduling Order, all fact and expert discovery must be completed by October 21, 2011, and trial is scheduled to commence on December 12, 2011. Discovery in this matter is proceeding.

Stephen Strugala v. Leonard Riggio, et al.

On December 21, 2010, a complaint was filed in the United States District Court for the Southern District of New York against the Company’s current directors and former directors Lawrence Zilavy and Michael Del Giudice. The complaint is purportedly brought both directly, on behalf of a putative class of shareholders, and derivatively, on behalf of the Company. The complaint generally alleges breaches of fiduciary duties, waste and unjust enrichment in connection with the Company’s acquisition of Barnes & Noble College Booksellers, the adoption of the Shareholder Rights Plan, and other unspecified instances of alleged mismanagement and alleged wrongful conduct. The complaint also generally alleges violations of Section 14(a) of the Securities Exchange Act of 1934 in connection with the issuance of various proxy statements by the Company. The complaint generally seeks declaratory and equitable relief, including injunctive relief, and costs and fees. On January 19, 2011, the Court granted the parties’ Stipulation and Order. On February 18, 2011, the plaintiff filed a Notice of Voluntary Dismissal of Claim, dismissing without prejudice his putative class claim for violations of Section 14(a) of the Securities Exchange Act of 1934. On March 8, 2011, defendants filed a motion to dismiss all claims in the litigation. Briefing on the motion is complete.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Microsoft Corp. v. Barnes & Noble, Inc. et al.

On March 21, 2011, Microsoft Corp. submitted a complaint to the U.S. International Trade Commission (U.S. ITC), encaptioned Certain Handheld Electronic Computing Devices, Related Software and Components Thereof, Inv. No. 337-TA-769, requesting that the U.S. ITC institute an investigation pursuant to Section 337 of the Tariff Act of 1930, as amended. The complaint was subsequently amended on April 8, 2011. The complaint alleges that the importation into the United States, sale for importation, and/or sale within the United States after importation of Barnes & Noble, Inc.’s and Barnes & Noble.com’s NOOK™ and NOOK Color™ products infringe certain claims of U.S. Patent Nos. 5,778,372 (the ‘372 patent), 6,339,780 (the ‘780 patent), 5,889,522 (the ‘522 patent), 6,891,551 (the ‘551 patent) and 6,957,233 (the ‘233 patent) and requests that the U.S. ITC issue a permanent exclusion order and permanent cease and desist order with respect to these products. On April 1, 2011, the U.S. ITC published a Notice in the Federal Register soliciting comments on any public interest issues raised by the complaint. Barnes & Noble, Inc. and Barnes & Noble.com submitted comments in an April 7, 2011 letter. On April 19, 2011, the ITC served Barnes & Noble, Inc. and Barnes & Noble.com with a Notice of Investigation. On April 25, 2011, the U.S. ITC published the Notice of Investigation in the Federal Register. On May 10, 2011, Barnes & Noble, Inc. and Barnes & Noble.com filed a response to the complaint denying that they have engaged in any action that would constitute unlawful importation into the United States, sale for importation, or sale within the United States after importation. The response also sets forth six affirmative defenses, including a patent misuse defense. The parties filed their discovery statements on May 16, 2011, and a telephonic preliminary conference before the Administrative Law Judge (ALJ) took place on June 2, 2011. The ALJ subsequently set a target date of August 27, 2012 with a final determination filed no later than April 27, 2012. On June 6, 2011, Microsoft moved to strike Barnes & Noble, Inc.’s and Barnes & Noble.com’s patent misuse defense.

On the same day that it submitted its original complaint to the U.S. ITC, Microsoft also filed a complaint against Barnes & Noble, Inc., Barnes & Noble.com, and a number of other defendants in the United States District Court for the Western District of Washington. The district court complaint also alleges that Barnes & Noble, Inc. and Barnes & Noble.com are infringing the ‘372, ‘780, ‘522, ‘551, and ‘233 patents through the sale in the United States and the importation into the United States of the NOOK™ and NOOK Color™ products. Barnes & Noble, Inc. and Barnes & Noble.com answered the district court complaint on April 25, 2011. On May 18, 2011, Barnes & Noble, Inc. and Barnes & Noble.com filed a motion to stay the district court litigation until the ITC’s determinaton in the ITC investigation becomes final. On June 8, 2011, the district court granted the motion to stay.

21.	Certain Relationships and Related Transactions

The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and related third parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into. The Audit Committee of the Board of Directors utilizes procedures in evaluating the terms and provisions of proposed related party transactions or agreements in accordance with the fiduciary duties of directors under Delaware law. The Company’s related party transaction procedures contemplate Audit Committee review and approval of all new agreements, transactions or courses of dealing with related parties, including any modifications, waivers or amendments to existing related party transactions. The Company tests to ensure that the terms of related party transactions are at least as favorable to the Company as could have been obtained from unrelated parties at the time of the transaction. The Audit Committee

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

considers, at a minimum, the nature of the relationship between the Company and the related party, the history of the transaction (in the case of modifications, waivers or amendments), the terms of the proposed transaction, the Company’s rationale for entering the transaction and the terms of comparable transactions with unrelated third parties. In addition, management and internal audit annually analyzes all existing related party agreements and transactions and reviews them with the Audit Committee.

The Company completed the Acquisition of B&N College from Leonard Riggio and Louise Riggio (Sellers) on September 30, 2009 (see Note 12). Mr. Riggio is the Chairman of the Company’s Board of Directors and a significant stockholder. The Company is a party to a Stock Purchase Agreement dated as of August 7, 2009 among the Company and the Sellers. As part of the Acquisition, the Company acquired the Barnes & Noble trade name that had been owned by B&N College and licensed to the Company (described below). The purchase price paid to the Sellers was $596,000, consisting of $346,000 in cash and $250,000 in Seller Notes (described below). However, the cash paid to the Sellers was reduced by approximately $82,352 in cash bonuses paid by B&N College to 192 members of its management team and employees (Bonus Recipients), not including Leonard Riggio. Pursuant to the terms of the Purchase Agreement, prior to the closing of the Acquisition, B&N College distributed to the Sellers certain assets that are not related to B&N College’s core business, including common stock in the Company. In connection with such distribution, 667,058 shares of the common stock in the Company previously held by B&N College were transferred to certain of the Bonus Recipients. The Company financed the Acquisition through $250,000 of Seller Notes, $150,000 from the 2009 Credit Facility and the remainder from both the Company’s and B&N College’s cash on hand.

In connection with the closing of the Acquisition, the Company issued the Sellers (i) a senior subordinated note in the principal amount of $100,000, payable in full on December 15, 2010, with interest of 8% per annum payable on the unpaid principal amount (the Senior Seller Note), and (ii) a junior subordinated note in the principal amount of $150,000 (the Junior Seller Note), payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount. The Senior Seller Note was paid on its scheduled due date, December 15, 2010. The Senior Seller Note was unsecured and subordinated to the obligations under the 2009 Credit Facility and certain other senior obligations. The Company had the right to prepay the Senior Seller Note at any time without premium or penalty to the extent not prohibited by senior debt documents, provided that the Company did not have the right to prepay the Junior Seller Note until the Senior Seller Note had been repaid in full. On December 22, 2009, the Company consented to the pledge and assignment of the Senior Seller Note by the Sellers as collateral security. The Junior Seller Note was and is unsecured and subordinated to the obligations under the 2009 Credit Facility and the Amended Credit Facility, as applicable, as well as certain other senior obligations. The Company may prepay the Junior Seller Note at any time without premium or penalty to the extent not prohibited by the Amended Credit Facility and senior debt documents.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In connection with the Acquisition, B&N College and the Company amended and restated B&N College’s existing long-term supply agreement (Supply Agreement) with MBS Textbook Exchange, Inc. (MBS), which is majority owned by Leonard Riggio, Stephen Riggio (the Company’s Vice Chairman and former Chief Executive Officer) and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Pursuant to the Supply Agreement, which has a term of ten years, and subject to availability and competitive terms and conditions, B&N College will continue to purchase new and used printed textbooks for a given academic term from MBS prior to buying them from other suppliers, other than in connection with student buy-back programs. MBS pays B&N College commissions based on the volume of textbooks sold to MBS each year and with respect to the textbook requirements of certain distance learning programs that MBS fulfills on B&N College’s behalf. MBS paid B&N College $13,031 and $7,014 related to these commissions in fiscal 2011 and fiscal 2010 from the date of Acquisition, respectively. In addition, the Supply Agreement contains restrictive covenants that limit the ability of B&N College and the Company to become a used textbook wholesaler and that place certain limitations on MBS’s business activities. B&N College and Barnes & Noble.com also entered into an agreement with MBS in 2011 pursuant to which MBS agrees to purchase at the end of a given semester certain agreed upon textbooks which B&N College and Barnes & Noble.com shall have rented to students during such semester. Total sales to MBS under this program were $506 for fiscal 2011. In addition, B&N College entered into an agreement with MBS in 2011 pursuant to which MBS purchases books from B&N College, which have no resale value for a flat rate per box. Total sales to MBS under this program were $427 for fiscal 2011.

The Company purchases new and used textbooks at market prices directly from MBS. Total purchases were $102,573, $24,186, $1,799 and $8,250 for fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. Prior to fiscal 2010, MBS distributed certain proprietary products on behalf of the Company. Net sales received by the Company after deducting MBS fees were $9 and $340 for the transition period and fiscal 2008, respectively, and fees paid to MBS were $2 and $50 during the transition period and fiscal 2008, respectively. MBS sells used books through the Barnes & Noble.com dealer network. Barnes & Noble.com earned a commission of $5,474, $3,115, $915 and $1,410 on the MBS used book sales in fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. In addition, Barnes & Noble.com hosts pages on its website through which Barnes & Noble.com customers are able to sell used books directly to MBS. Barnes & Noble.com is paid a fixed commission on the price paid by MBS to the customer. Total commissions paid to Barnes & Noble.com were $184, $172, $29 and $130 for fiscal 2011, fiscal 2010, the transition period, and fiscal 2008, respectively.

In fiscal 2010, the Company’s wholly owned subsidiary Barnes & Noble Bookquest LLC (Bookquest) entered into an agreement with TXTB.com LLC (TXTB), a subsidiary of MBS, pursuant to which the Bookquest marketplace database of third party sellers on the Barnes & Noble.com website was made available on the TXTB website. Bookquest receives a fee from third party sellers for sales of Bookquest marketplace items and, upon receipt of such fee, Bookquest remits a separate fee to TXTB for any marketplace items sold on the TXTB website. Total commissions paid to TXTB were $775 and $0 during fiscal 2011 and fiscal 2010, respectively. Outstanding amounts payable to TXTB were $8 and $33 for fiscal 2011 and fiscal 2010, respectively.

In fiscal 2011, Barnes & Noble.com entered into an agreement with TXTB pursuant to which Barnes & Noble.com became the exclusive provider of trade books to TXTB customers through www.textbooks.com. TXTB receives a commission from Barnes & Noble.com on each purchase by a TXTB customer. Outstanding amounts payable to TXTB were $4 for fiscal 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Prior to the Acquisition, the Company licensed the “Barnes & Noble” name under a royalty-free license agreement dated February 11, 1987, as amended, from B&N College (the General License Agreement). Barnes & Noble.com licensed the “Barnes & Noble” name under a royalty-free license agreement, dated October 31, 1998, as amended, between Barnes & Noble.com and B&N College (the License Agreement). Pursuant to the License Agreement, Barnes & Noble.com had been granted an exclusive license to use the “Barnes & Noble” name and trademark in perpetuity for the purpose of selling books over the Internet (excluding sales of college textbooks). Under a separate agreement dated as of January 31, 2001 (the Textbook License Agreement), between Barnes & Noble.com, B&N College and Textbooks.com, Barnes & Noble.com was granted the right to sell college textbooks over the Internet using the “Barnes & Noble” name. Pursuant to the Textbook License Agreement, Barnes & Noble.com paid Textbooks.com a royalty on revenues (net of product returns, applicable sales tax and excluding shipping and handling) realized by Barnes & Noble.com from the sale of books designated as textbooks. Royalty expense was $3,431, $973 and $5,814 during fiscal 2010 prior to Acquisition, the transition period and fiscal 2008, respectively, under the terms of the Textbook License Agreement. During fiscal 2010, subsequent to the closing of the Acquisition, Textbooks.com paid $146 to B&N College for funds that were received by Textbooks.com and were earned by B&N College. In connection with the closing of the Acquisition, the Company terminated the Textbook License Agreement and as a result no longer pays a royalty with respect to online textbook sales.

In fiscal 2010, the Company entered into an Aircraft Time Sharing Agreement with LR Enterprises Management LLC (LR Enterprises), which is owned by Leonard Riggio and Louise Riggio, pursuant to which LR Enterprises granted the Company the right to use a jet aircraft owned by it on a time-sharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the Federal Aviation Regulations (FAR). Such operating costs were $932 and $429 during fiscal 2011 and fiscal 2010, respectively. LR Enterprises is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, other than insurance obtained for the specific flight as requested by the Company, as provided in the FAR. Prior to the Acquisition, the Company used a jet aircraft owned by B&N College and paid for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which included fuel, insurance and other costs were $113, $420 and $1,823 during fiscal 2010 prior to Acquisition, the transition period and fiscal 2008, respectively, and were included in the accompanying consolidated statements of operations.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity in which Leonard Riggio has a majority interest and expires in 2013; the second location is leased from an entity in which Leonard Riggio has a minority interest and expires in 2016. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,868, $4,889, $1,198 and $4,681 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively.

The Company leases one of its B&N College stores from a partnership owned by Leonard and Stephen Riggio, pursuant to a lease expiring in 2014. Rent of $862 and $512 was paid during fiscal 2011 and fiscal 2010 from the date of the Acquisition, respectively.

The Company leases an office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. The space was rented at an annual rent of $763, $759, $186 and $810 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. Net of subtenant income, the Company paid $246, $241, $57 and $307 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Prior to the Acquisition, the Company leased retail space in a building in which B&N College subleased space from the Company, pursuant to a sublease expiring in 2020. Pursuant to such sublease, the Company charged B&N College $347, $206 and $773 for such subleased space and other operating costs incurred on its behalf during fiscal year 2010 prior to the Acquisition, the transition period and fiscal 2008, respectively. The amount paid by B&N College to the Company exceeded the cost per square foot paid by the Company to its unaffiliated third-party landlord.

Prior to the Acquisition, the Company reimbursed B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges were $71, $34 and $235 during fiscal 2010 prior to the Acquisition, the transition period and fiscal 2008, respectively. Prior to the Acquisition, B&N College purchased inventory, at cost plus an incremental fee, of $25,187, $2,742 and $49,172 from the Company during fiscal 2010 prior to the Acquisition, the transition period and fiscal 2008, respectively. Also prior to the Acquisition, B&N College reimbursed the Company $2,700, $926 and $3,506 for fiscal year 2010 prior to the Acquisition, the transition period and fiscal 2008, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

GameStop Corp. (GameStop), a company in which Leonard Riggio is a member of the Board of Directors and a minority shareholder, operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7% of the gross sales of such departments, which totaled $989, $1,061, $250 and $1,250, during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. GameStop sells new and used video games and consoles on the Barnes & Noble.com website. Barnes & Noble.com receives a commission on sales made by GameStop. For fiscal 2011, fiscal 2010, the transition period, and fiscal 2008, the commission earned by Barnes & Noble.com was $356, $334, $76, and $531, respectively. Until June 2005, GameStop participated in the Company’s worker’s compensation, property and general liability insurance programs. The costs incurred by the Company under these programs were allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. GameStop reimbursed the Company for these services $51, $128, $62 and $162 during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. Although GameStop secured its own insurance coverage, costs are continuing to be incurred by the Company on insurance claims which were made under its programs prior to June 2005 and any such costs applicable to insurance claims against GameStop will be charged to GameStop at the time incurred.

The Company is provided with national freight distribution, including trucking services by Argix Direct Inc. (Argix), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest, pursuant to a transportation agreement expiring in 2012. The Company paid Argix $15,890, $16,536, $3,820 and $16,981 for such services during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. At the time of the agreement, the cost of freight delivered to the stores by Argix was comparable to the prices charged by publishers and the Company’s other third party freight distributors. However, due to higher contracted fuel surcharge and transportation costs, Argix’s rates are now higher than the Company’s other third party freight distributors. As a result, the Company amended its existing agreement with Argix effective January 1, 2009. The amendment provides the Company with a $3,000 annual credit to its freight and transportation costs for the remaining life of the existing agreement. Argix provides B&N College with transportation services under a separate agreement expiring in 2011. The Company believes that the transportation costs that B&N College paid to Argix are comparable to the transportation costs charged by third party distributors. B&N College paid Argix $1,477 and $658 for such services during fiscal 2011 and fiscal 2010 from the date of Acquisition, respectively. Argix also leases office and warehouse space from the Company in Jamesburg, New Jersey, pursuant to a lease expiring in 2011. The Company charged Argix $2,719, $2,646, $736 and $2,835, for such leased space and other operating costs incurred on its behalf during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company used Source Interlink Companies, Inc. (Source Interlink) as its primary supplier of music and DVD/video, as well as magazines and newspapers. Leonard Riggio is an investor in an investment company that formerly owned a minority interest in Source Interlink. In addition, Ronald W. Burkle, who owns a minority interest in the Company, also owned a minority interest in Source Interlink through his ownership interests in AEC Associates, LLC. Pursuant to the confirmation order of the United States Bankruptcy Court of the District of Delaware, as of June 19, 2009 (the Discharge Date) the equity interests held by the then owners of Source Interlink were discharged, cancelled, released and extinguished. The Company paid Source Interlink $33,979, $91,115 and $395,294 for merchandise purchased at market prices during fiscal 2010 prior to the Discharge Date, the transition period and fiscal 2008, respectively. In addition, Source Interlink purchases certain data related to magazine sales of the Company. Source Interlink paid the Company $20, $38 and $150 during fiscal 2010 prior to the Discharge Date, the transition period and fiscal 2008, respectively.

The Company uses Digital on Demand as its provider of music and video database equipment and services. Leonard Riggio owns a minority interest in Digital on Demand through the same investment company through which he owned a minority interest in Source Interlink. The Company paid Digital on Demand $1,932, $2,593, $1,960 and $4,893 for music and video database equipment and services during fiscal 2011, fiscal 2010, the transition period and fiscal 2008, respectively. This agreement was terminated on May 31, 2011.

22.	Dividends

During fiscal 2011, the Company paid a dividend of $0.25 per share on June 30, 2010 to stockholders of record at the close of business on June 11, 2010, on September 30, 2010 to stockholders of record at the close of business on September 9, 2010, and on December 31, 2010 to stockholders of record at the close of business on December 10, 2010. On February 22, 2011, the Company announced that its Board of Directors was suspending its quarterly dividend payment of $0.25 per share. This will provide the Company the financial flexibility to continue investing into its high growth digital strategies.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for fiscal 2011 and fiscal 2010 is as follows:

Fiscal 2011 Quarter Ended On or About	July 2010	October 2010	January 2011	April 2011	Total Fiscal Year 2011
Sales	$1,396,570	1,905,577	2,325,199	1,371,220	6,998,565
Gross profit	$351,700	450,120	613,672	377,362	1,792,853

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(62,518)	(12,568)	60,583	(59,416)	(73,920)
Basic earnings (loss) per common share:

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.12)	(0.22)	1.01	(1.04)	(1.31)
Diluted earnings (loss) per common share:

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.12)	(0.22)	1.00	(1.04)	(1.31)

Fiscal 2010 Quarter Ended On or About	July 2009	October 2009	January 2010	April 2010(a)	Total Fiscal Year 2010
Sales	$1,155,681	1,160,569	2,173,243	1,318,261	5,807,754
Gross profit	$355,855	342,189	615,671	363,030	1,676,745

Net earnings (loss) attributable to Barnes & Noble, Inc.	$12,267	(23,957)	80,403	(32,038)	36,676
Basic earnings (loss) per common share:

Net earnings (loss) attributable to Barnes & Noble, Inc.	$0.22	(0.43)	1.40	(0.58)	0.64
Diluted earnings (loss) per common share:

Net earnings (loss) attributable to Barnes & Noble, Inc.	$0.21	(0.43)	1.38	(0.58)	0.63

(a)	Included in the 13 weeks ended May 1, 2010 was a physical inventory benefit of $10.6 million, as results were more favorable than previously estimated and accrued, and a tax benefit of $13.7 million due to the recognition of previously unrecognized tax benefits for years settled with the applicable tax authorities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc., as of April 30, 2011 and May 1, 2010 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two fiscal years ended April 30, 2011 and May 1, 2010, the transition period ended May 2, 2009 and the fiscal year ended January 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. as of April 30, 2011 and May 1, 2010 and the results of its operations and its cash flows for each of the two fiscal years ended April 30, 2011, May 1, 2010, the transition period ended May 2, 2009 and the fiscal year ended January 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Barnes & Noble, Inc.’s internal control over financial reporting as of April 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 29, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York
June 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of April 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Barnes & Noble, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. as of April 30, 2011 and May 1, 2010 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two fiscal years ended April 30, 2011 and May 1, 2010, the transition period ended May 2, 2009 and the fiscal year ended January 31, 2009 and our report dated June 29, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York
June 29, 2011

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

The Company maintains a comprehensive accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company’s statement of policy regarding ethical and lawful conduct. The Audit Committee of the Board of Directors composed of directors who are not members of management, meets regularly with management, the independent registered public accountants and the internal auditors to ensure that their respective responsibilities are properly discharged. BDO USA, LLP and the Internal Audit Department of the Company have full and free independent access to the Audit Committee. The role of BDO USA, LLP, an independent registered public accounting firm, is to provide an objective examination of the Consolidated Financial Statements and the underlying transactions in accordance with the standards of the Public Company Accounting Oversight Board. The report of BDO USA, LLP accompanies the Consolidated Financial Statements.

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

Based on the Company’s evaluation, management concluded that the Company’s internal control over financial reporting was effective as of April 30, 2011. The Company’s internal control over financial reporting as of April 30, 2011 has been independently audited by BDO USA, LLP, an independent registered public accounting firm, and their attestation is included herein.

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2011 filed with the Securities and Exchange Commission, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.