Form 10-K, Exhibit 13
period 2012-04-28
BARNES & NOBLE INC
filed 2012-06-27
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. On September 29, 2009, the Board of Directors of Barnes & Noble, Inc. authorized a change in the Company’s fiscal year end from the Saturday closest to the last day of January to the Saturday closest to the last day of April. The change in fiscal year, which became effective on September 30, 2009 upon the closing of the acquisition of Barnes & Noble College Booksellers, Inc. (B&N College) by Barnes & Noble, Inc. (the Acquisition), gives the Company and B&N College the same fiscal year. The change was intended to better align the Company’s fiscal year with the business cycles of both Barnes & Noble, Inc. and B&N College. As a result of the change in the Company’s fiscal year end, the Company is providing financial data for the transition period and comparable prior period as defined below.

The Statement of Operations Data for the 52 weeks ended April 28, 2012 (fiscal 2012), 52 weeks ended April 30, 2011 (fiscal 2011), 52 weeks ended May 1, 2010 (fiscal 2010), and the Balance Sheet Data as of April 28, 2012 and April 30, 2011 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 13 weeks ended May 2, 2009 (transition period), 52 weeks ended January 31, 2009 (fiscal 2008) and 52 weeks ended February 2, 2008 (fiscal 2007) and the Balance Sheet Data as of May 1, 2010, May 2, 2009, January 31, 2009 and February 2, 2008 are derived from audited consolidated financial statements not included in this report. The Statement of Operations Data for the 13 weeks ended May 3, 2008 are derived from unaudited consolidated financial statements not included elsewhere in this report.

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2012	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	13 weeks ended May 3, 2008	Fiscal 2008	Fiscal 2007
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble Retail	$4,852,913	$4,926,834	4,947,469	1,105,152	1,155,882	5,121,804	5,286,674
Barnes & Noble College (a)	1,743,662	1,778,159	833,648	—	—	—	—
NOOK	933,471	695,182	105,435	—	—	—	—
Elimination (b)	(400,847)	(401,610)	(78,798)	—	—	—	—

Total sales	7,129,199	6,998,565	5,807,754	1,105,152	1,155,882	5,121,804	5,286,674
Cost of sales and occupancy	5,218,383	5,205,712	4,131,009	773,491	807,915	3,540,596	3,679,845

Gross profit	1,910,816	1,792,853	1,676,745	331,661	347,967	1,581,208	1,606,829

Selling and administrative expenses (c)	1,739,452	1,629,465	1,395,725	289,026	308,400	1,264,320	1,236,178
Depreciation and amortization	232,667	228,647	207,774	45,879	41,314	173,557	168,600

Operating profit (loss)	(61,303)	(65,259)	73,246	(3,244)	(1,747)	143,331	202,051
Interest income (expense), net and amortization of deferred financing fees (d)	(35,304)	(57,350)	(28,237)	(199)	807	(2,344)	7,483

Earnings (loss) from continuing operations before taxes	(96,607)	(122,609)	45,009	(3,443)	(940)	140,987	209,534
Income taxes	(27,740)	(48,652)	8,365	(1,374)	(374)	55,591	74,623

Earnings (loss) from continuing operations (net of income tax)	(68,867)	(73,957)	36,644	(2,069)	(566)	85,396	134,911
Earnings (loss) from discontinued operations (net of income tax) (e)	—	—	—	(654)	(1,658)	(9,506)	888

Net earnings (loss)	(68,867)	(73,957)	36,644	(2,723)	(2,224)	75,890	135,799
Net loss attributable to noncontrolling interests (f)	—	37	32	30	—	30	—

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(68,867)	$(73,920)	36,676	(2,693)	(2,224)	75,920	135,799

Earnings (loss) attributable to Barnes & Noble, Inc.
Earnings (loss) from continuing operations	$(68,867)	$(73,957)	36,644	(2,069)	(566)	85,396	134,911
Less loss attributable to noncontrolling interests	—	37	32	30	—	30	—

Net earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(68,867)	$(73,920)	36,676	(2,039)	(566)	85,426	134,911

Basic earnings per common share
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(1.41)	$(1.31)	0.64	(0.04)	(0.01)	1.50	2.07
Earnings (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	—	—	(0.01)	(0.03)	(0.17)	0.01

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.41)	$(1.31)	0.64	(0.05)	(0.04)	1.33	2.08

Diluted earnings per common share
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(1.41)	$(1.31)	0.63	(0.04)	(0.01)	1.46	1.99
Earnings (loss) from discontinued operations attributable to Barnes & Noble, Inc.	—	—	—	(0.01)	(0.03)	(0.17)	0.01

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.41)	$(1.31)	0.63	(0.05)	(0.04)	1.29	2.00

Dividends paid per share	$—	$0.75	1.00	0.25	0.15	0.90	0.60

Weighted average common shares outstanding
Basic	57,337	56,588	55,344	54,759	57,614	55,207	63,662
Diluted	57,337	56,588	56,153	54,759	57,614	56,529	66,221

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2012	Fiscal 2011	Fiscal 2010	13 weeks ended May 2, 2009	13 weeks ended May 3, 2008	Fiscal 2008	Fiscal 2007
OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	691	705	720	726	717	726	713
Barnes & Noble College	647	636	637	—	—	—	—
B. Dalton stores	—	—	—	51	83	52	85

Total	1,338	1,341	1,357	777	800	778	798

Comparable sales increase (decrease)
Barnes & Noble Retail (g)	1.4%	0.7%	(4.8)%	(5.7)%	(1.5)%	(5.4)%	1.8%
Barnes & Noble College (h)	(0.3)%	(0.8)%	(0.2)%	—	—	—	—
NOOK (i)	45.0%	589.1%	n/m (l)	—	—	—	—
Capital expenditures (j)	$163,552	$110,502	127,779	22,822	38,278	192,153	193,958

BALANCE SHEET DATA:

Total assets	$3,765,249	$3,596,466	3,705,686	2,664,279	2,779,006	2,877,864	3,141,247
Long-term debt	$324,200	$313,100	260,400	—	86,700	—	—
Long-term subordinated note (k)	$150,000	$150,000	150,000	—	—	—	—

(a)	B&N College results are included since the Acquisition on September 30, 2009.

(b)	Represents sales from NOOK to Barnes & Noble Retail and Barnes & Noble College that were sold through to the end user.

(c)	Includes pre-opening expenses.

(d)	Amounts for fiscal 2012, fiscal 2011, fiscal 2010, the transition period, the 13 weeks ended May 3, 2008, fiscal 2008 and fiscal 2007 are net of interest income of $0, $320, $452, $211, $1,369, $1,518 and $9,169, respectively.

(e)	Represents the results of Calendar Club for all periods presented.

(f)	Noncontrolling interest represents the 50% outside interest in Begin Smart LLC. During the second quarter of fiscal 2011, the Company purchased the remaining 50% outside interest in Begin Smart LLC.

(g)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores.

(h)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores. Additionally, for textbook rentals, comparable store sales reflects the retail selling price of a new or used textbook when rented, rather than solely the rental fee received and amortized over the rental period.

(i)	Comparable sales increase (decrease) is calculated on a 52-week basis and includes sales of digital products, including sales through its eReader devices, and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements. Additionally, comparable sales reflects the actual retail selling price for eBooks sold under the agency model, rather than solely the commission received.

(j)	Excludes Calendar Club capital expenditures of $308, $1,988 and $2,551 for the 13 weeks ended May 3, 2008, fiscal 2008 and fiscal 2007, respectively.

(k)	See Notes 5 and 14 to the Notes to Consolidated Financial Statements.

(l)	Not meaningful.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. As used in this section, “fiscal 2012” represents the 52 weeks ended April 28, 2012, “fiscal 2011” represents the 52 weeks ended April 30, 2011 and “fiscal 2010” represents the 52 weeks ended May 1, 2010.

General

Barnes & Noble, one of the nation’s largest booksellers,1 is a leading content, commerce and technology company providing customers easy and convenient access to books, magazines, newspapers and other content across its multi-channel distribution platform. As of April 28, 2012, the Company operated 1,338 bookstores in 50 states, including 647 bookstores on college campuses, and operates one of the Web’s largest eCommerce sites and develops digital content products and software. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership and fuel sales growth across multiple channels.

Of the 1,338 bookstores, 691 operate primarily under the Barnes & Noble Booksellers trade name. Barnes & Noble College Booksellers, LLC (B&N College), a wholly-owned subsidiary of Barnes & Noble, operates 647 college bookstores at colleges and universities across the United States. Barnes & Noble Retail (B&N Retail) operates the 691 retail bookstores and includes the Company’s eCommerce site. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, including the development and support of the Company’s NOOK product offerings. The digital business includes digital content such as eBooks, digital newsstand, apps, and sales of NOOK® devices and accessories to third party distribution partners, as well as B&N Retail and B&N College. The Company employed approximately 35,000 full and part-time employees as of April 28, 2012.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, NOOK® (references to NOOK™ include the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, NOOK Simple Touch™, NOOK Tablet™ and NOOK Simple Touch™ with GlowLightTM eBook Reader devices)2 and related accessories, bargain books, magazines, gifts, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on barnesandnoble.com. On September 30, 2009 Barnes & Noble completed the acquisition of Barnes & Noble College Booksellers, Inc. from Leonard Riggio and Louise Riggio pursuant a Stock Purchase Agreement dated as of August 7, 2009 among the Company and the Sellers (the Acquisition). The Acquisition of B&N College has allowed the Company to expand into sales of textbooks and course-related materials, emblematic apparel and gifts, trade books, computer products, NOOK products and related accessories, school and dorm supplies, and convenience and café items on college and university campuses. In fiscal year ending April 30, 2011 (fiscal 2011), B&N College began offering a textbook rental option to its customers, and expanded its electronic textbooks and other course materials through a proprietary digital platform (NOOK Study™). B&N College offers its customers a full suite of textbook options—new, used, digital and rental. The Company previously licensed the “Barnes & Noble” trade name from B&N College under certain agreements. The Acquisition gave the Company exclusive ownership of its trade name.

To address dynamic changes in the book selling industry, Barnes & Noble has been transforming its business from a store-based model to a multi-channel model centered on its retail stores, Internet and digital commerce. Barnes & Noble is currently the only enterprise to offer readers the option of store visits, eCommerce, and digital delivery of books to Barnes & Noble-branded devices or other devices of their choosing.

[1]	Based upon sales reported in trade publications and public filings.
[2]

Any reference to NOOK®, NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, NOOK Simple Touch™, NOOK Tablet™ and NOOK Simple Touch with GlowLight™ includes the trademark symbol (® or ™, as applicable) even if a symbol is not included.

Barnes & Noble’s strategy is to:

•	continue to invest in the digital business to fuel NOOK and content sales;

•	use its infrastructure to deliver digital content to customers wirelessly and online;

•	utilize the strong Barnes & Noble brand and retail footprint to attract customers to its multi-channel platform; and

•	expand its distribution channels through strategic partnerships with world-class hardware and software companies and retail partners.

The Company has a multi-channel marketing strategy that deploys various merchandising programs and promotional activities to drive traffic to both its stores and website. At the center of this program is the Company’s website, barnesandnoble.com.

On April 27, 2012, the Company entered into an investment agreement among the Company, Morrison Investment Holdings, Inc. (Morrison), and Microsoft Corporation (Microsoft) pursuant to which the Company will form a Delaware limited liability company (NewCo), and transfer to NewCo the Company’s digital device, digital content and college bookstore businesses and NewCo will sell to Morrison, and Morrison will purchase, 300 million convertible preferred membership interests in NewCo for an aggregate purchase price of $300.0 million. Concurrently with its entry into this agreement, the Company has also entered into a commercial agreement with Microsoft, pursuant to which, among other things, NewCo will develop and distribute a Windows 8 application for e-reading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP.

As part of the partnership with Microsoft described above, the Company, through NewCo, plans to launch the NOOK digital bookstore in 10 countries within 12 months, putting NOOK.com websites onto the screens of tens of millions of Windows users. Once the NOOK digital bookstore is launched, customers in these countries will have access to one of the world’s largest marketplaces of digital copyright content and reading technologies, enabling them to buy and consume books, magazines and other forms of content on the world’s best mobile platforms, including WindowsTM, IOSTM, and AndroidTM. The Company is also exploring opportunities to give consumers outside of the U.S. access to its award-winning NOOK portfolio of reading products through potential distribution partnerships yet to be announced. While there can be no assurances, the Company intends to have one or more distribution agreements in place to sell NOOKTM devices in certain countries outside the U.S. prior to the 2012 holiday season.

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty) pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204.0 million in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock will be convertible, at the option of the holders, into shares of Common Stock representing 16.6% of the Common Stock outstanding as of August 29, 2011, (after giving pro forma effect to the issuance of the Preferred Stock), based on the initial conversion rate. The initial conversion rate reflects an initial conversion price of $17.00 and is subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock is equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock to be paid quarterly and subject to adjustment in certain circumstances.

Segments

Prior to year-end, the Company reported an operating segment titled B&N.com, which included both the NOOK digital business and eCommerce operations. Due to the increased focus on the digital business and the Company’s recently developed ability to review the digital business separate from its eCommerce business, the Company performed an evaluation on the effect of its impact on the identification of operating segments. The assessment considered the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, during the fourth quarter of fiscal 2012 the Company has determined that the segment previously referred to B&N.com is no longer applicable and has created a new segment titled NOOK to report upon its digital business, moving the eCommerce business (i.e., sales of physical merchandise over the Internet) into the B&N Retail segment. Also as a result of this assessment, certain corporate office and other costs have been allocated to all three segments. The Company’s three operating segments are: B&N Retail, B&N College and NOOK.

B&N Retail

This segment includes 691 bookstores as of April 28, 2012, primarily under the Barnes & Noble Booksellers trade name. These stores generally offer a comprehensive title base, a NOOK® department/Boutique/Counter, a café, a Children’s department, an Educational Toys & Games department, a Music/DVDs/BluRay department, a gift department, a magazine department, a bargain department and a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, barnesandnoble.com and the publishing operation, Sterling Publishing.

Barnes & Noble stores range in size from 3,000 to 60,000 square feet depending upon market size, with an overall average store size of 26,000 square feet. In fiscal 2012, the Company reduced the Barnes & Noble store base by 0.4 million square feet, bringing the total square footage to 18.0 million square feet, a 1.9% decrease from fiscal 2011. Each Barnes & Noble store features an authoritative selection of books, ranging from 22,000 to 165,000 titles. The comprehensive title selection is diverse and reflects local interests. Bestsellers typically represent between 2% and 5% of Barnes & Noble store sales. BookMaster, the Company’s proprietary inventory management database, has more than 13 million titles. By enhancing the Company’s existing merchandise replenishment systems, BookMaster allows the Company to achieve high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing. Complementing this extensive on-site selection, all Barnes & Noble stores provide customers with access to the millions of books available to online shoppers at barnesandnoble.com while offering an option to have the book sent to the store or shipped directly to the customer. At the center of this eCommerce program is the Company’s website, barnesandnoble.com.

Sterling Publishing

Sterling Publishing is a leading publisher of non-fiction trade titles. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books and kits across a variety of imprints, in categories such as health & wellness, music & popular culture, food & wine, crafts & photography, puzzles & games and history & current affairs, as well as a large and growing presence in children’s books. Sterling with its distinguished heritage, open mind to incubating new businesses and an all-consuming, entrepreneurial zest has a 12,000+ title base of eBooks and print books. In addition, Sterling also distributes 1,600+ titles on behalf of client publishers.

B&N College

B&N College is one of the largest contract operators of bookstores on college and university campuses across the United States. As of April 28, 2012, B&N College operated 647 stores nationwide. B&N College’s customer base, which is mainly comprised of students and faculty, can purchase various items from their campus stores, including textbooks and course-related materials, emblematic apparel and gifts, trade books, computer products, NOOK products and related accessories, school and dorm supplies, convenience and café items, and more recently, textbook rentals. In fiscal 2011, B&N College began offering a textbook rental option to its customers and expanded its electronic textbooks and other course materials through a proprietary digital platform (NOOK Study™). A significant number of textbook are now available in multiple formats: new, used, rental and digital (rental and ownership), resulting in improved choice and substantial student savings alternatives.

B&N College operates 613 traditional college bookstores and 34 academic superstores, which are generally larger in size, offer cafés and provide a sense of community that engages the surrounding campus and local communities in college activities and culture. The traditional bookstores range in size from 500 to 48,000 square feet. The academic superstores range in size from 8,000 to 75,000 square feet.

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

NOOK

This segment represents the Company’s digital business, including the development and support of the Company’s NOOK product offerings. The digital business includes digital content such as eBooks, digital newsstand, apps, and sales of NOOK® devices and accessories to third party distribution partners, as well as B&N Retail and B&N College.

NOOK produces a number of different eReaders, including NOOK Tablet™, NOOK Color™, NOOK Simple Touch™ and NOOK Simple Touch with GlowLight™. These devices are designed in Palo Alto, California. Barnes & Noble’s NOOK eReading software provides customers the ability to purchase digital content and access to their Lifetime Library™ on a wide range of digital platforms, including iPad™, iPhone®, iPod touch®, Android™ smartphones and tablets, as well as most PC and Mac® laptops or full-sized desktop computers. Barnes & Noble has implemented innovative features on its digital platform to ensure that customers have a seamless experience across their devices.

In addition to selling NOOK® devices through its own bookstores, the Company also sells devices through other third-party retail channels. The Company’s third-party retail partners include Best Buy, Walmart, Staples, Target, Radio Shack, Books-A-Million, OfficeMax, Fred Meyer, P.C. Richard & Son, Office Depot, Fry’s Electroncis and Systemax Inc. retailers. These additional retailers expand the reach of the Company’s NOOK® devices.

The NOOK digital products group has knowledgeable product development and operational management teams for designing and delivering on its digital products business. NOOK’s development office in Palo Alto employs experienced engineers in its digital product area. NOOK digital products management team is focused on next generation strategic products that offer customers with a range of digital reading products to enhance the reading experience. The software, engineering and user interface teams provide for new or upgraded products. NOOK digital products remain competitive as a result of its investments in ongoing research and development efforts.

Results of Operations

Fiscal Year	Fiscal 2012	Fiscal 2011	Fiscal 2010
Sales (in thousands)	$7,129,199	$6,998,565	5,807,754
Earnings (Loss) From Continuing Operations Attributable to Barnes & Noble, Inc. (in thousands)	$(68,867)	$(73,920)	36,676
Diluted Earnings (Loss) Per Common Share From Continuing Operations	$(1.41)	$(1.31)	0.63
Comparable Sales Increase (Decrease)
Barnes & Noble stores (a)	1.4%	0.7%	(4.8)%
Barnes & Noble College stores (b)	(0.3)%	(0.8)%	(0.2)%
NOOK (c)	45.0%	589.1%	n/m (e)
Stores Opened
Barnes & Noble stores	—	1	8
Barnes & Noble College	32	15	11

Total	32	16	19

Stores Closed
Barnes & Noble stores	14	16	18
Barnes & Noble College (d)	21	16	6
B. Dalton stores	—	—	47

Total	35	32	71

Number of Stores Open at Year End
Barnes & Noble stores	691	705	720
Barnes & Noble College (d)	647	636	637

Total	1,338	1,341	1,357

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	18.0	18.4	18.7
Total	18.0	18.4	18.7

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores.

(b)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores. Additionally, for textbook rentals, comparable store sales reflects the retail selling price of a new or used textbook when rented, rather than solely the rental fee received and amortized over the rental period.

(c)	Comparable sales increase (decrease) is calculated on a 52-week basis and includes sales of digital products, including sales through its eReader devices, and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements. Additionally, comparable sales reflects the actual retail selling price for eBooks sold under the agency model, rather than solely the commission received.

(d)	Represents the number of B&N College stores opened and closed since the Acquisition date.

(e)	Not meaningful.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	Fiscal 2012	Fiscal 2011	Fiscal 2010
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	73.2	74.4	71.1

Gross margin	26.8	25.6	28.9
Selling and administrative expenses	24.4	23.3	24.0
Depreciation and amortization	3.3	3.3	3.6

Operating margin (loss)	(0.9)	(1.0)	1.3
Interest income, net and amortization of deferred financing fees	0.5	0.8	0.5

Earnings (loss) from continuing operations before taxes	(1.4)	(1.8)	0.8
Income taxes	(0.4)	(0.7)	0.1

Earnings (loss) from continuing operations (net of income tax)	(1.0)%	(1.1)%	0.7%

Business Overview

The Company’s financial performance has been significantly impacted in recent years by a number of factors, including the economic downturn, increased competition and the expanding digital market. However, recently the Company has benefited from reduced physical bookstore competition in the marketplace, as well as the successful execution of new marketing strategies.

The Company’s core business is the operation of B&N Retail and B&N College stores, from which it derives the majority of its sales and net income. B&N Retail comparable store sales trends have improved as one of B&N Retail’s largest competitors in the sale of physical books, Borders Group, Inc. (Borders), completed liquidating all of its stores under Chapter 11 of the Bankruptcy Code in early fiscal 2012. While the Company expects declining physical book trends to continue industry wide as consumer spending shifts further online and toward digital products, it expects to be the beneficiary of further market consolidation as other non-book retailers reduce their presence in the book category. Additionally, the Company continues to experience positive trends in its juvenile, gift and toys & games businesses as a result of the successful execution of new marketing strategies. Other categories such as Café and Newsstand also improved as a result of increased store traffic.

The Company has leveraged its unique assets, iconic brands and reach to become a leader in the distribution of digital content. In 2009, the Company entered the eBook market with its acquisition of Fictionwise, Inc., a leader in the eBook marketplace, and the popularity of its eBook site continues to grow. Since then, the Company launched its NOOK™ brand of eReading products, which provide a fun, easy-to-use and immersive digital reading experience. With NOOK®, customers gain access to the Company’s expansive NOOK Bookstore™ of more than two million digital titles, and the ability to enjoy content access to a wide array of popular devices. The Company’s eBook market share has grown to over 27.0%.

In October 2010, Barnes & Noble introduced NOOK Color™, the first full-color touch Reader’s Tablet™, complementing its NOOK 1st Edition™ and NOOK Wi-Fi 1st Edition™ devices, which offer a paper-like reading experience with a color touch screen for navigation. In May 2011, the Company has introduced The All-New NOOK™, The Simple Touch Reader™, the easiest-to-use, most intuitive eReader available that is ultra light, features best-in-class battery performance, a 6-inch full touchscreen and the most advanced E Ink Pearl display at a desirable market price point. On November 7, 2011, Barnes & Noble launched NOOK Tablet™, the Company’s fastest and lightest tablet with the best in entertainment. On February 21, 2012, Barnes & Noble launched NOOK Tablet™ – 8GB, a new addition to the highly rated NOOK Tablet™ line. On April 12, 2012, the Company introduced NOOK Simple Touch with GlowLightTM, the world’s first E Ink device with patent-pending lighting technology that lets you read in the dark.

In addition to NOOK® devices, the Company makes it easy for customers to enjoy any book, anytime, anywhere with its free line of NOOK® software specific application, which has won the Webby People’s Voice Award. Customers can use Barnes & Noble’s eReading software to access and read books from their personal Barnes & Noble digital library on devices including iPad™, iPhone®, Android™ smartphones and tablets, PC and Mac®. The Lifetime Library™ helps ensure that Barnes & Noble customers will always be able to access their digital libraries on NOOK® products and software-enabled devices and B&N.com. The Company also offers NOOK Newsstand™, which provides an extensive selection of digital newspapers and magazines, available in both subscription and single copy format, NOOK Kids™, a collection of digital picture and chapter books for children and NOOK Study™, an innovative study platform and software solution for higher education.

As digital and electronic sales become a larger part of its business, the Company believes its footprint of more than 1,300 stores will continue to be a major competitive asset. The Company plans to integrate its traditional retail, trade book and college bookstores businesses with its electronic and Internet offerings, using retail stores in attractive geographic markets to promote and sell digital devices and content. Customers can see, feel and experiment with the NOOK® in the Company’s stores.

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

Although the Company believes cash on hand, cash flows from operating activities, funds available from its senior credit facility and short-term vendor financing provide the Company with adequate liquidity and capital resources for seasonal working capital requirements, the Company may raise additional capital to support the growth of its digital businesses.

52 Weeks Ended April 28, 2012 Compared with 52 Weeks Ended April 30, 2011

Sales

The following table summarizes the Company’s sales for the 52 weeks ended April 28, 2012 and April 30, 2011:

	52 weeks ended
Dollars in thousands	April 28, 2012	% Total	April 30, 2011	% Total
B&N Retail	$4,852,913	68.1%	$4,926,834	70.4%
B&N College	1,743,662	24.4%	1,778,159	25.4%
NOOK	933,471	13.1%	695,182	9.9%
Elimination	(400,847)	(5.6%)	(401,610)	(5.7%)

Total Sales	$7,129,199	100.0%	$6,998,565	100.0%

The Company’s sales increased $130.6 million, or 1.9%, during fiscal 2012 to $7.13 billion from $7.00 billion during fiscal 2011. The increase or (decrease) by segment is as follows:

•

B&N Retail sales for fiscal 2012 decreased $73.9 million, or 1.5%, to $4.85 billion from $4.92 billion during fiscal 2011, and accounted for 68.1% of total Company sales. During fiscal 2012 comparable store sales increased 1.4%, which increased sales by $58.1 million, offset by closed stores that decreased sales by $59.2 million. Comparable physical book sales, including trade, juvenile and bargain, were essentially flat as the Company benefited from the Borders liquidation. The increase in comparable store sales was primarily attributable to the strategic expansion of non-book categories, such as NOOK® devices and accessories, Toys & Games and Gift products. B&N Retail also includes its eCommerce business and third-party sales of Sterling Publishing Co., Inc.

•

B&N College sales decreased $34.5 million, or 1.9%, to $1.74 billion during fiscal 2012 from $1.78 billion during fiscal 2011. The decrease in sales was primarily due to a higher mix of textbook rentals, which have a lower price than new or used textbooks. During fiscal 2012 comparable store sales decreased 0.3%, primarily due to lower textbook sales and partially offset by higher general merchandise sales. Closed stores decreased sales by $38.6 million offset by new B&N College stores contributing to an increase in sales of $49.9 million.

•

NOOK sales increased $238.3 million, or 34.3%, to $933.5 million during fiscal 2012 from $695.2 million during fiscal 2011. Comparable sales for NOOK increased 45.0% in fiscal 2012. This increase in sales was primarily due to higher sales of digital content and hardware.

•

The elimination represents sales from NOOK to B&N Retail and B&N College that were sold through to the end user. These amounts remained flat year over year despite NOOK’s top line increase due to higher sales to third party distribution channels.

In fiscal 2012, the Company closed 14 Barnes & Noble stores, bringing its total number of Barnes & Noble stores to 691 with 18.0 million square feet. In fiscal 2012, the Company added 32 B&N College stores and closed 21, ending the period with 647 B&N College stores. As of April 28, 2012, the Company operated 1,338 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

	52 weeks ended
Dollars in thousands	April 28, 2012	% Sales	April 30, 2011	% Sales
B&N Retail	$3,405,474	70.2%	$3,499,825	71.1%
B&N College	1,348,350	77.3%	1,394,690	78.4%
NOOK	464,559	87.2%	311,197	106.0%

Total Cost of Sales and Occupancy	$5,218,383	73.2%	$5,205,712	74.4%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, management service agreement costs with schools, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy increased $12.7 million, or 0.2%, to $5.22 billion, in fiscal 2012 from $5.21 billion in fiscal 2011. Cost of sales and occupancy decreased as a percentage of sales to 73.2% in fiscal 2012 from 74.4% in fiscal 2011. The decrease by segment is as follows:

•

B&N Retail cost of sales and occupancy decreased as a percentage of sales to 70.2% in fiscal 2012 from 71.1% in fiscal 2011. This decrease was primarily attributable to sales mix, higher product margins and lower occupancy costs.

•

B&N College cost of sales and occupancy decreased as a percentage of sales to 77.3% in fiscal 2012 from 78.4% in fiscal 2011. This decrease was primarily driven by a larger mix of higher margin textbook rentals.

•

NOOK cost of sales and occupancy decreased as a percentage of sales to 87.2% in fiscal 2012 from 106.0% in fiscal 2011. This decrease was primarily attributable to higher device margins and a heavier mix of higher margin digital content.

Gross Margin

	52 weeks ended
Dollars in thousands	April 28, 2012	% of Sales	April 30, 2011	% of Sales
B&N Retail	$1,447,440	29.8%	$1,427,010	29.0%
B&N College	395,311	22.7%	383,468	21.6%
NOOK	68,065	12.8%	(17,625)	(6.0%)

Total Gross Margin	$1,910,816	26.8%	$1,792,853	25.6%

The Company’s consolidated gross margin increased $118.0 million, or 6.6%, to $1.91 billion, in fiscal 2012 from $1.79 billion in fiscal 2011. This increase was due to the matters discussed above.

Selling and Administrative Expenses

	52 weeks ended
Dollars in thousands	April 28, 2012	% Sales	April 30, 2011	% Sales
B&N Retail	$1,130,311	23.3%	$1,167,944	23.7%
B&N College	279,364	16.0%	270,022	15.2%
NOOK	329,777	61.9%	191,499	65.2%

Total Selling and Administrative Expenses	$1,739,452	24.4%	$1,629,465	23.3%

Selling and administrative expenses increased $110.0 million, or 6.7%, to $1.74 billion in fiscal 2012 from $1.63 billion in fiscal 2011. Selling and administrative expenses increased as a percentage of sales to 24.4% in fiscal 2012 from 23.3% in fiscal 2011. The increase or (decrease) by segment is as follows:

•

B&N Retail selling and administrative expenses decreased slightly as a percentage of sales to 23.3% in fiscal 2012 from 23.7% in fiscal 2011. This decrease was primarily attributable to increased store productivity.

•

B&N College selling and administrative expenses increased as a percentage of sales to 16.0% in fiscal 2012 from 15.2% in fiscal 2011. This increase was primarily attributable to deleveraging against the increase in textbook rentals, which have a lower price than new or used textbooks.

•

NOOK selling and administrative expenses decreased as a percentage of sales to 61.9% in fiscal 2012 from 65.2% in fiscal 2011. This decrease was primarily attributable to the leveraging of expenses on the increased sales.

Depreciation and Amortization

	52 weeks ended
Dollars in thousands	April 28, 2012	% Sales	April 30, 2011	% Sales
B&N Retail	$162,693	3.4%	$164,934	3.3%
B&N College	45,343	2.6%	43,148	2.4%
NOOK	24,631	4.6%	20,565	7.0%

Total Depreciation and Amortization	$232,667	3.3%	$228,647	3.3%

Depreciation and amortization increased $4.0 million, or 1.8%, to $232.7 million in fiscal 2012 from $228.6 million in fiscal 2011. This increase was primarily attributable due to amortization of intellectual property assets purchased from Borders and additional capital expenditures.

Operating Profit (Loss)

	52 weeks ended
Dollars in thousands	April 28, 2012	% Sales	April 30, 2011	% Sales
B&N Retail	$154,436	3.2%	$94,131	1.9%
B&N College	70,604	4.0%	70,299	4.0%
NOOK	(286,343)	(53.8%)	(229,689)	(78.2%)

Total Operating Loss	$(61,303)	(0.9%)	$(65,259)	(0.9%)

The Company’s consolidated operating loss decreased $3.9 million, or 6.1%, to an operating loss of $61.3 million in fiscal 2012 from an operating loss of $65.3 million in fiscal 2011. This decrease was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 weeks ended
Dollars in thousands	April 28, 2012	April 30, 2011	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$35,304	$57,350	(38.4%)

Net interest expense and amortization of deferred financing fees decreased $22.0 million, to $35.3 million in fiscal 2012 from $57.3 million in fiscal 2011. This decrease was primarily due to more favorable rates on the 2011 Amended Credit Facility under the Company’s credit facility, lower borrowings driven by the Liberty investment, payment of short-term note in December 2010 and a $6.6 million write-off of deferred financing fees in the prior fiscal year related to the amendment of the Company’s credit facility.

Income Taxes

	52 weeks ended
Dollars in thousands	April 28, 2012	Effective Rate	April 30, 2011	Effective Rate
Income Taxes	$(27,740)	28.7%	$(48,652)	39.7%

Income tax benefit in fiscal 2012 was $27.7 million compared with income tax benefit of $48.7 million in fiscal 2011. The Company’s effective tax rate decreased to 28.7% in fiscal 2012 compared with 39.7% in fiscal 2011. The lower effective tax rate in fiscal 2012 was due primarily to additions to the tax reserve and a permanent tax charge related to current and prior year compensation.

Net Loss Attributable to Noncontrolling Interests

Net loss attributable to noncontrolling interests was $0.04 million in fiscal 2011 and relates to the 50% outside interest in Begin Smart LLC (Begin Smart).

During fiscal 2011, the Company purchased the remaining 50% outside interest in Begin Smart LLC for $0.3 million. 100% of Begin Smart results of operations for the period subsequent to the Begin Smart acquisition date were included in the consolidated financial statements.

Net Earnings (Loss) Attributable to Barnes & Noble, Inc.

	52 weeks ended
Dollars in thousands	April 28, 2012	Diluted EPS	April 30, 2011	Diluted EPS
Net Loss Attributable to Barnes & Noble, Inc.	$(68,867)	$(1.41)	$(73,920)	$(1.31)

As a result of the factors discussed above, the Company reported a consolidated net loss of $68.9 million (or $1.41 per diluted share) during fiscal 2012, compared with consolidated net loss of $73.9 million (or $1.31 per diluted share) during fiscal 2011.

52 Weeks Ended April 30, 2011 Compared with 52 Weeks Ended May 1, 2010

Sales

The following table summarizes the Company’s sales for the 52 weeks ended April 30, 2011 and May 1, 2010:

	52 weeks ended
Dollars in thousands	April 30, 2011	% Total	May 1, 2010	% Total
B&N Retail	$4,926,834	70.4%	$4,947,469	85.2%
B&N College	1,778,159	25.4%	833,648	14.4%
NOOK	695,182	9.9%	105,435	1.8%
Elimination	(401,610)	(5.7%)	(78,798)	(1.4%)

Total Sales	$6,998,565	100.0%	$5,807,754	100.0%

The Company’s sales increased $1.19 billion, or 20.5%, during fiscal 2011 to $7.00 billion from $5.81 billion during fiscal 2010. The increase by segment is as follows:

•

B&N Retail sales for fiscal 2011 decreased $20.6 million, or 0.4%, to $4.93 billion from $4.95 billion during fiscal 2010, and accounted for 70.4% of total Company sales. This decrease was primarily attributable to closed stores that decreased sales by $93.3 million, offset by a 0.7% increase in comparable store sales, which increased sales by $29.1 million, and new Barnes & Noble stores that contributed to an increase in sales of $25.0 million. The 0.7% increase in comparable sales was primarily due to the strong sales of digital products and expansion into non-book areas such as Toys & Games, offset by a decline in trade books. B&N Retail also includes its eCommerce business and third-party sales of Sterling Publishing Co., Inc.

•

B&N College sales increased $944.5 million, or 113.3%, to $1.78 billion during fiscal 2011 from $833.6 million during fiscal 2010. This increase in sales was due to the Acquisition on September 30, 2009. Comparable sales for B&N College decreased 0.8% during fiscal 2011. This decrease in comparable sales was primarily due to lower textbook and trade book sales offset by higher general merchandise sales.

•

NOOK sales increased $589.7 million, or 559.3%, to $695.2 million during fiscal 2011 from $105.4 million during fiscal 2010. Comparable sales for NOOK increased 589.1% in fiscal 2011. This increase in sales was primarily due to higher device, accessories and digital content sales.

•	The elimination represents sales from NOOK to B&N Retail and B&N College that were sold through to the end user.

In fiscal 2011, the Company opened one Barnes & Noble store and closed 16, bringing its total number of Barnes & Noble stores to 705 with 18.4 million square feet. In fiscal 2011, the Company added 15 B&N College stores and closed 16, ending the period with 636 B&N College stores. As of April 30, 2011, the Company operated 1,341 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

	52 weeks ended
Dollars in thousands	April 30, 2011	% Sales	May 1, 2010	% Sales
B&N Retail	$3,499,825	71.1%	$3,385,890	68.4%
B&N College	1,394,690	78.4%	656,885	78.8%
NOOK	311,197	106.0%	88,234	331.2%

Total Cost of Sales and Occupancy	$5,205,712	74.4%	$4,131,009	71.1%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, management service agreement costs with schools, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy increased $1.07 billion, or 26.0%, to $5.21 billion, in fiscal 2011 from $4.13 billion in fiscal 2010. Cost of sales and occupancy increased as a percentage of sales to 74.4% in fiscal 2011 from 71.1% in fiscal 2010. The increase or (decrease) by segment is as follows:

•

B&N Retail cost of sales and occupancy increased as a percentage of sales to 71.1% in fiscal 2011 from 68.4% in fiscal 2010. This increase was primarily attributable to greater NOOK® device sales at B&N stores, which have lower margins.

•

B&N College cost of sales and occupancy, included since the Acquisition on September 30, 2009, decreased slightly as a percentage of sales to 78.4% in fiscal 2011 from 78.8% in fiscal 2010. This decrease was primarily attributable to higher general merchandise sales that have higher margins.

•

NOOK cost of sales and occupancy decreased as a percentage of sales to 106.0% in fiscal 2011 from 331.2% in fiscal 2010. This decrease was due to a higher mix of higher margin digital content, as well as improved margins on device and eBooks.

Gross Margin

	52 weeks ended
Dollars in thousands	April 30, 2011	% of Sales	May 1, 2010	% of Sales
B&N Retail	$1,427,010	29.0%	$1,561,578	31.6%
B&N College	383,468	21.6%	176,763	21.2%
NOOK	(17,625)	(6.0%)	(61,596)	(231.2%)

Total Gross Margin	$1,792,853	25.6%	$1,676,745	28.9%

The Company’s consolidated gross margin increased $116.1 million, or 6.9%, to $1.79 billion in fiscal 2011 from $1.68 billion in fiscal 2010. This increase was due to the matters discussed above.

Selling and Administrative Expenses

	52 weeks ended
Dollars in thousands	April 30, 2011	% Sales	May 1, 2010	% Sales
B&N Retail	$1,167,944	23.7%	$1,187,337	24.0%
B&N College	270,022	15.2%	155,613	18.7%
NOOK	191,499	65.2%	52,775	198.1%

Total Selling and Administrative Expenses	$1,629,465	23.3%	$1,395,725	24.0%

Selling and administrative expenses increased $233.7 million, or 16.7%, to $1.63 billion in fiscal 2011 from $1.39 billion in fiscal 2010. Selling and administrative expenses decreased as a percentage of sales to 23.3% in fiscal 2011 from 24.0% in fiscal 2010. The decrease by segment is as follows:

•	B&N Retail selling and administrative expenses decreased as a percentage of sales to 23.7% in fiscal 2011 from 24.0% in fiscal 2010 due to improved store productivity.

•

B&N College selling and administrative expenses, included since the Acquisition on September 30, 2009, decreased as a percentage of sales to 15.2% in fiscal 2011 from 18.7% in fiscal 2010. This decrease was primarily attributable to the inclusion of the Fall back to school rush period in fiscal 2011, resulting in greater leverage on sales. The Acquisition occurred after the Fall rush in 2010.

•

NOOK selling and administrative expenses decreased as a percentage of sales to 65.2% in fiscal 2011 from 198.1% in fiscal 2010. This decrease was primarily attributable to leveraging on increased sales.

Depreciation and Amortization

	52 weeks ended
Dollars in thousands	April 30, 2011	% Sales	May 1, 2010	% Sales
B&N Retail	$164,934	3.3%	$170,777	3.5%
B&N College	43,148	2.4%	24,863	3.0%
NOOK	20,565	7.0%	12,134	45.6%

Total Depreciation and Amortization	$228,647	3.3%	$207,774	3.6%

Depreciation and amortization increased $20.9 million, or 10.0%, to $228.6 million in fiscal 2011 from $207.8 million in fiscal 2010. This increase was primarily attributable to the inclusion of the B&N College depreciation and amortization since the Acquisition on September 30, 2009, which increased $18.3 million to $43.1 million in fiscal 2011 from $24.9 million during fiscal 2010.

Operating Profit (Loss)

	52 weeks ended
Dollars in thousands	April 30, 2011	% Sales	May 1, 2010	% Sales
B&N Retail	$94,132	1.9%	$203,464	4.1%
B&N College	70,298	4.0%	(3,713)	(0.4%)
NOOK	(229,689)	(78.2%)	(126,505)	(474.9%)

Total Operating Profit (Loss)	$(65,259)	(0.9%)	$73,246	1.3%

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

Seasonality

The B&N Retail business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the third fiscal quarter, which includes the holiday selling season. The B&N College business is also seasonal, with the major portion of sales and operating profit realized during the second and third fiscal quarters, when college students generally purchase textbooks for the upcoming semesters. The NOOK business, like that of many technology companies, is impacted by the launch of new products and the promotional efforts to support those new products, as well as the traditional retail holiday selling seasonality.

Liquidity and Capital Resources

The primary sources of Barnes & Noble, Inc.’s (Barnes & Noble or the Company) cash are net cash flows from operating activities, funds available under its senior credit facility and short-term vendor financing.

The Company’s cash and cash equivalents were $54.1 million as of April 28, 2012, compared with $59.4 million as of April 30, 2011.

Merchandise inventories increased $186.5 million, or 13.6%, to $1.562 billion as of April 28, 2012, compared with $1.375 billion as of April 30, 2011. This increase was primarily due to larger inventories of devices and accessories. Receivables, net increased $10.2 million or 6.8% to $160.5 million as of April 28, 2012, compared to $150.3 million as of April 30, 2011. This increase was primarily due to higher shipments of NOOK products to third party channel partners. Prepaid expenses and other current assets increased $59.4 million or 36.7% to $221.3 million as of April 28, 2012, compared to $161.9 million as of April 30, 2011. This increase was primarily due to an increase in textbook rental inventory and higher short-term deferred taxes. Accounts payable increased $10.4 million or 1.1% to $959.4 billion as of April 28, 2012, compared to $949.0 million as of April 30, 2011. Accounts payable was 61% and 69% of merchandise inventory as of April 28, 2012 and April 30, 2011, respectively. The decline in payable ratios was attributable to the increase in device and accessory inventory paid earlier in the year. Accrued liabilities increased $82.2 million or 10.5% to $867.9 million as of April 28, 2012, compared to $785.7 million as of April 30, 2011. This increase was primarily due to several factors, including accrued taxes and deferred income (higher device and textbook rental sales).

Cash Flow

Cash flows provided by (used in) operating activities were $(24.1) million, $199.1 million and $128.4 million, during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. The decrease in cash flows from operating activities in fiscal 2012 from fiscal 2011 was primarily attributable to increased device and accessory inventory levels and changes in deferred taxes. The increase in cash flows provided from operating activities in fiscal 2011 from fiscal 2010 was primarily attributable to a $59.6 million federal tax refund received in fiscal 2011.

Capital Structure

On April 27, 2012, the Company entered into an investment agreement among the Company, Morrison Investment Holdings, Inc. (Morrison), and Microsoft Corporation (Microsoft) pursuant to which the Company will form a Delaware limited liability company (NewCo), and transfer to NewCo the Company’s digital device, digital content and college bookstore businesses and NewCo will sell to Morrison, and Morrison will purchase, 300 million convertible preferred membership interests in NewCo for an aggregate purchase price of $300.0 million. Concurrently with its entry into this agreement, the Company has also entered into a commercial agreement with Microsoft, pursuant to which, among other things, NewCo will develop and distribute a Windows 8 application for e-reading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP.

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty) pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204.0 million in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock will be convertible, at the option of the holders, into shares of Common Stock representing 16.6% of the Common Stock outstanding as of August 29, 2011, (after giving pro forma effect to the issuance of the Preferred Stock), based on the initial conversion rate. The initial conversion rate reflects an initial conversion price of $17.00 and is subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock is equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock to be paid quarterly and subject to adjustment in certain circumstances.

On September 30, 2009, in connection with the closing of the Acquisition described in Note 14 to the Consolidated Financial Statements contained herein, the Company issued the Sellers (i) a senior subordinated note (the Senior Seller Note) in the principal amount of $100.0 million, payable in full on December 15, 2010, with interest of 8% per annum payable on the unpaid principal amount, and (ii) a junior subordinated note (the Junior Seller Note) in the principal amount of $150.0 million, payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount. Pursuant to a settlement agreed to on June 13, 2012 and described in Note 18 to the Consolidated Financial Statements contained herein, the Sellers have agreed to waive their right to receive $22.75 million in principal amount (and interest on such principal amount) of the Junior Seller Note, subject to receipt of court approval. On December 22, 2009, the Company consented to the pledge and assignment of the Senior Seller Note by the Sellers as collateral security. The Senior Seller Note was paid on its scheduled due date, December 15, 2010.

On April 27, 2012, the Company entered into an amendment (the 2012 Amended Credit Facility)

to its existing agreement with Bank of America, N.A. entered into on April 29, 2011, as administrative agent, collateral agent and swing line lender, and other lenders in order to permit the transactions contemplated by the investment agreement among the Company, Morrison Investment Holdings, Inc., and Microsoft Corporation (See Note 11) and to make certain other changes to the Company’s 2011 Amended Credit Agreement in connection therewith.

On April 29, 2011, the Company entered into an amended and restated credit agreement (the 2011 Amended Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, which amended and restated the credit agreement (the 2009 Credit Agreement) entered into on September 30, 2009 with Bank of America N.A., as administrative agent, collateral agent and swing line lender, and other lenders. Under the 2011 Amended Credit Agreement, Lenders provided up to $1.0 billion in aggregate commitments under a five-year asset-backed revolving credit facility (the 2011 Amended Credit Facility), which is secured by eligible inventory with the ability to include eligible real estate and accounts receivable and related assets. Borrowings under the 2011 Amended Credit Agreement were limited to a specified percentage of eligible inventories with the ability to include eligible real estate, accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the 2011 Amended Credit Agreement). In addition, the Company has the option to request an increase in commitments under the 2011 Amended Credit Agreement by up to $300.0 million, subject to certain restrictions.

The 2011 Amended Credit Agreement requires Availability (as defined in the 2011 Amended Credit Agreement) to be greater than the greater of (i) 10% of the Loan Cap (as defined in the 2011 Amended Credit Agreement) and (ii) $50.0 million. In addition, the 2011 Amended Credit Agreement contains covenants that limit, among other things, the Company’s ability to incur indebtedness, create liens, make investments, make restricted payments, merge or acquire assets, and contains default provisions that are typical for this type of financing, among other things. Proceeds from the 2011 Amended Credit Facility are used for general corporate purposes, including seasonal working capital needs.

As a result of the 2011 Amended Credit Agreement, $6.6 million of deferred financing fees related to the 2009 Credit Facility were written off in fiscal 2011, and included in net interest expenses. The remaining unamortized deferred costs of $16.3 million and new charges of $10.2 million relating to the Company’s 2011 Amended Credit Facility were deferred and are being amortized over the five-year term of the 2011 Amended Credit Facility.

On September 30, 2009, the Company had entered into the 2009 Credit Agreement under which the lenders committed to provide up to $1.0 billion in commitments under a four-year asset-backed revolving credit facility (the 2009 Credit Facility) and which was secured by eligible inventory and accounts receivable and related assets. Borrowings under the 2009 Credit Agreement were limited to a specified percentage of eligible inventories, accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the 2009 Credit Agreement). In addition, the Company had the option to request the increase in commitments under the 2009 Credit Agreement by up to $300.0 million subject to certain restrictions.

Selected information related to the Company’s 2012 Amended Credit Facility, 2011 Amended Credit Facility and 2009 Credit Facility (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Credit facility at period end	$324,200	313,100	260,400
Average balance outstanding during the period	$306,038	338,971	107,504
Maximum borrowings outstanding during the period	$582,000	622,800	512,500
Weighted average interest rate during the period	3.34%	4.30%	4.38%
Interest rate at end of period	3.32%	5.13%	4.13%

Fees expensed with respect to the unused portion of the 2012 Amended Credit Facility, 2011 Amended Credit Facility and 2009 Credit Facility were $3.3 million, $5.5 million and $4.2 million during fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

The Company has no agreements to maintain compensating balances.

Capital Investment

Capital expenditures were $163.6 million, $110.5 million and $127.8 million during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Capital expenditures planned for fiscal 2013 primarily relate to the Company’s digital initiatives, buildout of its Palo Alto facilities, new stores, maintenance of existing stores and system enhancements for the retail and college stores. The capital expenditures are expected to be approximately $175.0 million for fiscal 2013, although commitment to many of such expenditures has not yet been made.

Based on planned operating levels and capital expenditures for fiscal 2013, management believes cash and cash equivalents on hand, cash flows generated from operating activities, short-term vendor financing and borrowing capacity under the credit facility will be sufficient to meet the Company’s working capital and debt service requirements, and support the development of its short- and long-term strategies for at least the next 12 months. However, the Company may determine to raise additional capital to support the growth of online and digital businesses.

On May 15, 2007, the Company announced that its Board of Directors authorized a stock repurchase program for the purchase of up to $400.0 million of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2.5 million as of April 28, 2012.

Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of April 28, 2012, the Company has repurchased 33,722,264 shares at a cost of approximately $1.1 billion under its stock repurchase programs. The repurchased shares are held in treasury.

On December 29, 2011, the Company sold its distribution facility located in South Brunswick, New Jersey for $18.0 million, which resulted in a loss of $2.2 million.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of April 28, 2012 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$324.2	$—	$—	$324.2	$—
Capital lease obligations	3.0	1.0	1.7	0.3	—
Operating lease obligations (a)	1,944.7	404.5	643.8	432.0	464.4
Purchase obligations	48.8	30.3	11.7	3.6	3.2
Interest obligations (b)	57.1	20.2	31.9	5.0	—
Other long-term liabilities reflected on the Company’s balance sheet under GAAP (c)	150.0	—	150.0	—	—

Total	$2,527.8	$456.0	$839.1	$765.1	$467.6

(a)	Excludes obligations under store leases for insurance, taxes and other maintenance costs, which obligations totaled approximately 16% of the minimum rent payments under those leases.

(b)	Represents commitment fees related to the Company’s 2012 Amended Credit Facility and interest obligations on the Seller Notes issued in connection with the Acquisition.

(c)	Excludes $17.0 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 9 to the Notes to Consolidated Financial Statements.

See also Note 8 to the Notes to Consolidated Financial Statements for information concerning the Company’s Pension and Postretirement Plans.

Off-Balance Sheet Arrangements

As of April 28, 2012, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

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

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale, other than those with multiple elements and FOB destination point shipping terms. The Company’s products are considered delivered once they have been shipped and title and risk of loss have transferred. While the majority of the Company’s shipping terms are FOB shipping point, there are certain third party distribution partners with shipping terms of FOB destination point. Certain of the Company sales agreements with these distribution partners contain rights of inspection or acceptance provisions as is standard in the Company’s industry. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience and industry standards. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

In accordance with Accounting Standards Codification (ASC) 605-25, Revenue Recognition, Multiple Element Arrangements and Accounting Standards Updates (ASU) 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK® eBook Reader revenue (which includes revenue from the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, NOOK Simple Touch™, NOOK Tablet™ and NOOK Simple Touch with GlowLight™ eBook Reader devices) is recognized at the segment point of sale.

The Company includes post-service customer support (PCS) in the form of software updates and potential increased functionality on a when-and-if-available basis, as well as wireless access and wireless connectivity with the purchase of NOOK® from the Company. Using the relative selling price described above, the Company allocates revenue based on the best estimate of selling price for the deliverables as no vendor-specific objective evidence or third-party evidence exists for any of the elements. Revenue allocated to NOOK® and the software essential to its functionality is recognized at the time of sale, provided all other conditions for revenue recognition are met. Revenue allocated to the PCS and the wireless access is deferred and recognized on a straight-line basis over the 2-year estimated life of NOOK®.

The average percentage of a NOOK’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 2% and 5%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of April 28, 2012 and April 30, 2011 was $19.8 million and $18.2 million, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

The Company also pays certain vendors who distribute NOOK® a commission on the content sales sold through that device. The Company accounts for these transactions as a reduction in the sales price of the NOOK® based on historical trends of content sales and a liability is established for the estimated commission expected to be paid over the life of the product. The Company recognizes revenue of the content at the point of sale of the content. The Company records revenue from sales of digital content, sales of third-party extended warranties, service contracts and other products, for which the Company is not obligated to perform, and for which the Company does not meet the criteria for gross revenue recognition under ASC 605-45-45, Reporting Revenue Gross as a Principal versus Net as an Agent, on a net basis. All other revenue is recognized on a gross basis.

NOOK acquires the rights to distribute digital content from publishers and distributes the content on barnesandnoble.com, NOOK® devices and other eBookstore platforms. Certain digital content is distributed under an agency pricing model in which the publishers set fixed prices for eBooks and NOOK receives a fixed commission on content sold through the eBookstore. The majority of the Company’s eBook sales are sold under the agency model.

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

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on the Company’s history of liquidating non-returnable inventory are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory would have affected net earnings by approximately $0.9 million in fiscal 2012.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if the Company’s estimates regarding shortage rates are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual shortage rates would have affected net earnings by approximately $0.9 million in fiscal 2012.

Research and Development Costs for Software Products

Software development costs for products to be sold, leased, or otherwise marketed are capitalized in accordance with ASC 985-20, Cost of Software to Be Sold, Leased or Marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and therefore research and development costs are generally expensed as incurred.

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

The Company does not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with the Company’s estimates or assumptions, the Company may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in the Company’s financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in the Company’s stock-based compensation expense for the year ended April 28, 2012 would not have had a material impact on the Company’s results of operations in fiscal 2012.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At April 28, 2012, the Company had $622.7 million of property and equipment, net of accumulated depreciation, and $249.3 million of amortizable intangible assets, net of amortization, accounting for approximately 23.2% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the university contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $11.7 million, $2.9 million and $12.1 million during fiscal 2012, fiscal 2011 and fiscal 2010, and are related to individual store locations. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would not have had a material impact on the Company’s results of operations in fiscal 2012.

Goodwill and Unamortizable Intangible Assets

At April 28, 2012, the Company had $519.7 million of goodwill and $314.7 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 22.2% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the B&N Retail, B&N College and B&N.com reporting units exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. During the fourth quarter of fiscal 2012 the Company has determined that the segment previously referred to as B&N.com is no longer applicable and created a new segment titled NOOK to report upon its digital business, moving the eCommerce business (i.e., sales of physical merchandise over the Internet) into the B&N Retail segment. The Company’s three operating segments are: B&N Retail, B&N College and NOOK. As a result of this evaluation, $20.3 million of goodwill was re-allocated between B&N Retail and NOOK segments. There were no subsequent indicators of impairment prior to or after the reallocation of goodwill. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate goodwill and unamortizable intangible asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would have no impact on the Company’s evaluation of goodwill and unamortizable intangible assets, except for the Company’s publishing contracts.

Publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given recent declines in the physical book business, these contracts were at risk of impairment as of its most recent impairment testing date and may be at risk in the future if declines in sales continue. A 10% decrease in Sterling sales trends would have resulted in a $5.4 million impairment charge on the Company’s results of operations in fiscal 2012.

Gift Cards

The Company sells gift cards which can be used in its stores or on Barnes & Noble.com. The Company does not charge administrative or dormancy fees on gift cards, and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. The Company recognized gift card breakage of $29.3 million, $25.9 million and $21.3 million during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. The Company had gift card liabilities of $321 million and $311 million as of April 28, 2012 and April 30, 2011, respectively, which amounts are included in accrued liabilities. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to recognize revenue associated with gift cards. However, if estimates regarding the Company’s history of gift card breakage are incorrect, it may be exposed to losses or gains that could be material. A 10% change in the Company’s gift card breakage rate at April 28, 2012 would have affected net earnings by approximately $1.7 million in fiscal 2012.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position. A 1% variance in the Company’s effective tax rate would not have had a material impact to the Company’s results of operations in fiscal 2012.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-05, Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In addition, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (ASU 2011-12). ASU 2011-12 effectively defers only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. All other requirements in ASU 2011-05 are not affected by this update. These ASUs are effective for the Company’s financial statements for annual and interim periods beginning on or after December 15, 2011 and must be applied retrospectively. The Company has early adopted both ASU 2011-05 and ASU 2011-12.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (ASU 2011-08). ASU 2011-08 gives the Company the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This ASU is effective for the Company’s financial statements for annual and interim periods beginning on or after December 15, 2011. The adoption is not expected to have an impact on the Company’s Fiscal 2013 Consolidated Financial Statements.

Disclosure Regarding Forward-Looking Statements

This report may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act)) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will” and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including, among others, the general economic environment and consumer spending patterns, decreased consumer demand for the Company’s products, low growth or declining sales and net income due to various factors, risk that international expansion will not be successfully achieved or may be achieved later than expected, possible disruptions in the Company’s computer systems, telephone systems or supply chain, possible risks associated with data privacy, information security and intellectual property, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible risks that inventory in channels of distribution may be larger than able to be sold, possible risk that returns from consumers or channels of distribution may be greater than estimated, the risk that the expected sales lift from Borders’ store closures is not achieved in whole or part, the risk that digital sales growth is less than expectations and the risk that it does not exceed the rate of investment spend, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of the Company’s online, digital and other initiatives, the performance and successful integration of acquired businesses, the success of the Company’s strategic investments, unanticipated increases in merchandise, component or occupancy costs, unanticipated adverse litigation results or effects, product and component shortages, the potential adverse impact on the business resulting from the review of a potential separation of the NOOK digital business, the risk that the transactions contemplated by the partnership with Microsoft Corporation (Microsoft) to form a new Company subsidiary (NewCo) to be comprised of NOOK and B&N College, including with respect to any spin-off, split-off or other disposition by the Company of its interest in NewCo, are not able to be implemented on the terms contemplated or at all, the risk that the transactions do not achieve the expected benefits for the parties including the risk that NewCo’s applications are not commercially successful or that the expected distribution of those applications is not achieved, the risk that the separation of the digital and college businesses or any subsequent spin-off, split-off or other disposition by the Company of its interest in NewCo results in adverse impacts on the Company or NewCo (including as a result of termination of agreements and other adverse impacts), the potential impact on the Company’s retail business of the separation, the potential tax consequences for the Company and its shareholders of a subsequent spin-off, split-off or other disposition by the Company of its interest in NewCo, the risk that the international expansion contemplated by the relationship is not successful, the risk that NewCo is not able to perform its obligations under the commercial agreement, including with respect to the development of applications and international expansion, and the consequences thereof, the costs and disruptions arising out of any such separation of NOOK and the B&N College, the risk that the Company may not recoup its investments in NOOK as part of any separation transaction, the risks, difficulties, and uncertainties that may result from the separation of businesses that were previously co-mingled including necessary ongoing relationships, and potential for adverse customer impacts and other factors which may be outside of the Company’s control, including those factors discussed in detail in Item 1A, “Risk Factors,” in the Company’s Form 10-K for the fiscal year ended April 28, 2012, and in the Company’s other filings made hereafter from time to time with the SEC. The forward-looking statements relating to international expansion are also subject to the following risks, among others that may affect the introduction, success and timing of the NOOK® eReader and content in countries outside the United States: the Company may not be successful in reaching agreements with international companies, the terms of agreements that the Company reach may not be advantageous to it, the Company’s NOOK® device may require technological changes to comply with applicable laws, and marketplace acceptance and other companies have already entered the marketplace with products that have achieved some customer acceptance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Annual Report.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Sales	$7,129,199	6,998,565	5,807,754
Cost of sales and occupancy	5,218,383	5,205,712	4,131,009

Gross profit	1,910,816	1,792,853	1,676,745

Selling and administrative expenses	1,739,452	1,629,465	1,395,725
Depreciation and amortization	232,667	228,647	207,774

Operating profit (loss)	(61,303)	(65,259)	73,246
Interest income (expense), net and amortization of deferred financing fees	(35,304)	(57,350)	(28,237)

Earnings (loss) before income taxes (benefit)	(96,607)	(122,609)	45,009
Income taxes (benefit)	(27,740)	(48,652)	8,365

Net earnings (loss)	(68,867)	(73,957)	36,644
Net loss attributable to noncontrolling interests	—	37	32

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(68,867)	(73,920)	36,676

Earnings (loss) attributable to Barnes & Noble, Inc.
Earnings (loss)	$(68,867)	(73,957)	36,644
Less loss attributable to noncontrolling interests	—	37	32

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(68,867)	(73,920)	36,676

Basic earnings (loss) per common share

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.41)	(1.31)	0.64

Diluted earnings (loss) per common share

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.41)	(1.31)	0.63

Weighted average common shares outstanding
Basic	57,337	56,588	55,344
Diluted	57,337	56,588	56,153

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net earnings (loss)	$(68,867)	(73,957)	36,644
Other comprehensive earnings (loss), net of tax:
(Increase) decrease in minimum pension liability (net of deferred tax benefit (expense) of $3,336, ($1,055) and $798, respectively)	(5,005)	1,582	(1,197)

Total comprehensive earnings (loss)	(73,872)	(72,375)	35,447
Comprehensive loss attributable to noncontrolling interest	—	37	32

Total comprehensive earnings (loss) attributable to Barnes & Noble, Inc.	$(73,872)	(72,338)	35,479

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	April 28, 2012	April 30, 2011
Assets
Current assets:
Cash and cash equivalents	$54,131	59,429
Receivables, net	160,497	150,294
Merchandise inventories, net	1,561,841	1,375,362
Prepaid expenses and other current assets	221,324	161,936

Total current assets	$1,997,793	1,747,021

Property and equipment:
Land and land improvements	2,541	8,617
Buildings and leasehold improvements	1,196,764	1,204,108
Fixtures and equipment	1,784,492	1,670,488

	2,983,797	2,883,213
Less accumulated depreciation and amortization	2,361,142	2,178,562

Net property and equipment	622,655	704,651

Goodwill	519,685	524,113
Intangible assets, net	564,054	566,578
Other noncurrent assets	61,062	54,103

Total assets	$3,765,249	3,596,466

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$959,423	949,010
Accrued liabilities	546,495	474,575
Gift card liabilities	321,362	311,092

Total current liabilities	1,827,280	1,734,677

Long-term debt	324,200	313,100
Deferred taxes	268,774	280,132
Other long-term liabilities	405,065	448,647
Redeemable Preferred Shares; $.001 par value; 5,000 shares authorized; 204 and zero shares issued, respectively	192,273	—
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 91,376 and 90,465 shares issued, respectively	91	90
Additional paid-in capital	1,340,909	1,323,263
Accumulated other comprehensive loss	(16,635)	(11,630)
Retained earnings	481,574	562,379
Treasury stock, at cost, 33,722 and 33,410 shares, respectively	(1,058,282)	(1,054,192)

Total Shareholders’ equity	747,657	819,910

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$3,765,249	3,596,466

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)		Barnes & Noble, Inc. Shareholders’ Equity
	Noncontrolling Interest	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at May 2, 2009	$1,582	88	1,274,454	(12,015)	697,042	(1,049,328)	$911,823
Net earnings (loss)	(32)	—	—	—	36,676	—	36,644
Minimum pension liability, net of tax	—	—	—	(1,197)	—	—	(1,197)
Exercise of 313 common stock options	—	1	4,362	—	—	—	4,363
Stock options and restricted stock tax benefits	—	—	(3,557)	—	—	—	(3,557)
Stock-based compensation expense	—	—	15,723	—	—	—	15,723
Sale of Calendar Club	—	—	(4,767)	—	4,767	—	—
Cash dividend paid to stockholders	—	—	—	—	(57,403)	—	(57,403)
Treasury stock acquired, 137 shares	—	—	—	—	—	(3,028)	(3,028)

Balance at May 1, 2010	1,550	89	1,286,215	(13,212)	681,082	(1,052,356)	903,368
Net loss	(37)	—	—	—	(73,920)	—	(73,957)
Minimum pension liability, net of tax	—	—	—	1,582	—	—	1,582
Purchase of noncontrolling interest	(1,513)	—	1,213	—	—	—	(300)
Exercise of 1,024 common stock options	—	1	17,232	—	—	—	17,233
Stock options and restricted stock tax benefits	—	—	(2,375)	—	—	—	(2,375)
Stock-based compensation expense	—	—	20,978	—	—	—	20,978
Cash dividend paid to stockholders	—	—	—	—	(44,783)	—	(44,783)
Treasury stock acquired, 125 shares	—	—	—	—	—	(1,836)	(1,836)

Balance at April 30, 2011	$—	90	1,323,263	(11,630)	562,379	(1,054,192)	$819,910

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands)	Barnes & Noble, Inc. Shareholders’ Equity
	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at April 30, 2011	$90	1,323,263	(11,630)	562,379	(1,054,192)	$819,910
Net loss	—	—	—	(68,867)	—	(68,867)
Minimum pension liability, net of tax	—	—	(5,005)	—	—	(5,005)
Exercise of 92 common stock options	1	1,096	—	—	—	1,097
Stock options and restricted stock tax benefits	—	(4,225)	—	—	—	(4,225)
Stock-based compensation expense	—	20,775	—	—	—	20,775
Accretive dividend on preferred stockholders	—	—	—	(894)	—	(894)
Accrued/paid dividends for preferred stockholders	—	—	—	(11,044)	—	(11,044)
Treasury stock acquired, 313 shares	—	—	—	—	(4,090)	(4,090)

Balance at April 28, 2012	$91	1,340,909	(16,635)	481,574	(1,058,282)	$747,657

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	Fiscal 2012	Fiscal 2011	Fiscal 2010
(In thousands)
Cash flows from operating activities:
Net earnings (loss)	$(68,867)	(73,957)	36,644
Adjustments to reconcile net earnings (loss) to net cash flows provided by (used in) operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	238,048	244,734	214,464
Stock-based compensation expense	20,775	20,978	15,723
Property and equipment impairment charge	11,747	2,857	12,102
Deferred taxes	(37,570)	1,614	(57,170)
Loss on disposal of property and equipment	2,590	893	2,388
Decrease in other long-term liabilities	(43,582)	(57,256)	(35,222)
Changes in operating assets and liabilities, net	(147,253)	59,209	(60,528)

Net cash flows provided by (used in) operating activities	(24,112)	199,072	128,401

Cash flows from investing activities:
Proceeds from sale of distribution center	18,000	—	—
Purchases of property and equipment	(163,552)	(110,502)	(127,779)
Net increase in other noncurrent assets	(13,326)	(1,466)	(3,568)
Purchase of Borders Group, Inc. intellectual property	(14,528)	—	—
Fictionwise earn-out payments	—	(7,508)	(2,612)
Purchase of non-controlling interest	—	(300)	—
Acquisition of Barnes & Noble College Booksellers, Inc. (net of cash acquired)	—	—	(185,928)
Acquisition of Tikatok Inc. (net of cash acquired)	—	—	(2,261)

Net cash flows used in investing activities	(173,406)	(119,776)	(322,148)

Cash flows from financing activities:
Net proceeds from issuance of Redeemable Preferred Shares	191,379	—	—
Net increase in credit facility	11,100	52,700	260,400
Cash dividends paid to shareholders	(7,081)	(44,783)	(57,403)
Proceeds from exercise of common stock options	1,097	17,233	4,363
Purchase of treasury stock	(4,090)	(1,836)	(3,028)
Excess tax benefit from stock-based compensation	193	34	855
Financing fees paid	(378)	(10,180)	(37,069)
Payment of short term note payable	—	(100,000)	—
Payment received for Calendar Club note receivable	—	6,000	—

Net cash flows provided by (used in) financing activities	192,220	(80,832)	168,118

Decrease in cash and cash equivalents	(5,298)	(1,536)	(25,629)
Cash and cash equivalents at beginning of year	59,429	60,965	86,594

Cash and cash equivalents at end of year	$54,131	59,429	60,965

Changes in operating assets and liabilities, net:
Receivables, net	$(10,203)	(43,718)	119,358
Merchandise inventories	(186,479)	(5,251)	228,822
Prepaid expenses and other current assets	(59,388)	19,889	(56,675)
Accounts payable and accrued liabilities	108,817	88,289	(352,033)

Changes in operating assets and liabilities, net	$(147,253)	59,209	(60,528)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Fiscal Year	Fiscal 2012	Fiscal 2011	Fiscal 2010
(In thousands)
Supplemental cash flow information:
Cash paid (received) during the period for:
Interest paid	$28,298	45,604	12,305
Income taxes (net of refunds)	$1,615	(41,681)	31,461
Supplemental disclosure of subsidiaries acquired:
Assets acquired (net of cash acquired)	$—	1,513	1,416,134
Liabilities assumed	—	1,213	1,227,945

Cash paid	$—	300	188,189

Noncash financing activity:
Notes payable on Acquisition of B&N College	—	—	250,000
Accrued dividend on redeemable preferred shares	$3,963	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended April 28, 2012 (fiscal 2012), April 30, 2011 (fiscal 2011), and May 1, 2010 (fiscal 2010).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, one of the nation’s largest booksellers,3 is a leading content, commerce and technology company providing customers easy and convenient access to books, magazines, newspapers and other content across its multi-channel distribution platform. As of April 28, 2012, the Company operated 1,338 bookstores in 50 states, including 647 bookstores on college campuses, one of the Web’s largest eCommerce sites and develops digital content products and software. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership and fuel sales growth across multiple channels.

Of the 1,338 bookstores, 691 operate primarily under the Barnes & Noble Booksellers® trade name. Barnes & Noble College Booksellers, LLC (B&N College), a wholly-owned subsidiary of Barnes & Noble, operates 647 college bookstores at colleges and universities across the United States. Barnes & Noble Retail (B&N Retail) operates the 691 retail bookstores. B&N Retail also includes the Company’s eCommerce site, and Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment includes the Company’s digital business, including the development and support of the Company’s NOOK product offerings. The digital business includes digital content such as eBooks, digital newsstand, apps, and sales of NOOK® devices and accessories to third party distribution partners, B&N Retail and B&N College.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, NOOK® (references to NOOK™ include the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, NOOK Simple Touch™, NOOK Tablet™ and NOOK Simple Touch with GlowLight™ eBook Reader devices),4 and related accessories, bargain books, magazines, gifts, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on Barnes & Noble.com. The acquisition of B&N College (see Note 14) has allowed the Company to expand into sales of textbooks and course-related materials, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, and convenience and café items on college and university campuses. In fiscal 2011, B&N College began offering a textbook rental option to its customers, and expanded its electronic textbooks and other course materials through a proprietary digital platform (NOOK Study™). B&N College offers its customers a full suite of textbook options – new, used, digital and rental.

Prior to year-end, the Company reported an operating segment titled B&N.com which included both its digital business and eCommerce operations. Due to the increased focus on the digital business

[3]	Based upon sales reported in trade publications and public filings.
[4]

Any reference to NOOK®, NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, NOOK Simple Touch™, NOOK Tablet™ and NOOK Simple Touch with GlowLight ™ includes the trademark symbol (® or ™, as applicable) even if a symbol is not included.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and the Company’s recently developed ability to review the digital business separate from its eCommerce business, the Company performed an evaluation on the effect of its impact on the identification of operating segments. The assessment considered the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, during the fourth quarter of fiscal 2012 the Company has determined that the segment previously referred to as B&N.com is no longer applicable and created a new segment titled NOOK to report upon its digital business, moving the eCommerce business (i.e., sales of physical non-NOOK merchandise over the Internet) into the B&N Retail segment. Also, as a result of this assessment, certain corporate office and other costs have been allocated to all three segments. The Company’s three operating segments are: B&N Retail, B&N College and NOOK.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At April 28, 2012, the Company had $622,655 of property and equipment, net of accumulated depreciation, and $249,318 of amortizable intangible assets, net of amortization, accounting for approximately 23.2% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $11,747, $2,857, and $12,102 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively, and are related to individual store locations.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 28, 2012, the Company had $519,685 of goodwill and $314,736 of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 22.2% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2012. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the B&N Retail, B&N College and B&N.com reporting units as of that date exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. During the fourth quarter of fiscal 2012 the Company has determined that the segment previously referred to as B&N.com is no longer applicable and created a new segment titled NOOK to report upon its digital business, moving the eCommerce business (i.e., sales of physical merchandise over the Internet) into the B&N Retail segment. The Company’s three operating segments are: B&N Retail, B&N College and NOOK. As a result of this evaluation, $20,279 of goodwill was re-allocated between B&N Retail and NOOK segments. There were no subsequent indicators of impairment prior to or after the reallocation of goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates, except for the Company’s publishing contracts.

Publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given recent declines in the physical book business, these contracts were at risk of impairment as of its most recent impairment testing date and may be at risk in the future if declines in sales continue.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of April 28, 2012 and April 30, 2011 were $21,522 and $26,525, respectively. Amortization expense included in interest and amortization of deferred financing fees was $5,381, $16,087, and $5,925 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale, other than those with multiple elements and FOB destination point shipping terms. The Company’s products are considered delivered once they have been shipped and title and risk of loss have transferred. While the majority of the Company’s shipping terms are FOB shipping point, there are certain third party distribution partners with shipping terms of FOB destination point. Certain of the Company sales agreements with these distribution partners contain rights of inspection or acceptance provisions as is standard in the Company’s industry. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience and industry standards. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

In accordance with ASC 605-25, Revenue Recognition, Multiple Element Arrangements and Accounting Standards Updates (ASU) 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK™ eBook Reader revenue (which includes revenue from the Company’s NOOK® products) is recognized at the segment point of sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company includes post-service customer support (PCS) in the form of software updates and potential increased functionality on a when-and-if-available basis, as well as wireless access and wireless connectivity with the purchase of NOOK® from the Company. Using the relative selling price described above, the Company allocates revenue based on the best estimate of selling price for the deliverables as no vendor-specific objective evidence or third-party evidence exists for any of the elements. Revenue allocated to NOOK® and the software essential to its functionality is recognized at the time of sale, provided all other conditions for revenue recognition are met. Revenue allocated to the PCS and the wireless access is deferred and recognized on a straight-line basis over the 2-year estimated life of NOOK®.

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 2% and 5%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of April 28, 2012 and April 30, 2011 was $19,785 and $18,184, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

The Company also pays certain vendors who distribute NOOK® a commission on the content sales sold through that device. The Company accounts for these transactions as a reduction in the sales price of the NOOK® based on historical trends of content sales and a liability is established for the estimated commission expected to be paid over the life of the product. The Company recognizes revenue of the content at the point of sale of the content. The Company records revenue from sales of digital content, sales of third-party extended warranties, service contracts and other products, for which the Company is not obligated to perform, and for which the Company does not meet the criteria for gross revenue recognition under ASC 605-45-45, Reporting Revenue Gross as a Principal versus Net as an Agent, on a net basis. All other revenue is recognized on a gross basis.

NOOK acquires the rights to distribute digital content from publishers and distributes the content on barnesandnoble.com, NOOK® devices and other eBookstore platforms. Certain digital content is distributed under an agency pricing model in which the publishers set fixed prices for eBooks and NOOK receives a fixed commission on content sold through the eBookstore. The majority of the Company’s eBook sales are sold under the agency model.

The Barnes & Noble Member Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the twelve-month period based upon historical spending patterns for Barnes & Noble Members.

Research and Development Costs for Software Products

The Company follows the guidance in ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and therefore research and development costs are generally expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $116,388, $73,417, and $37,600 during fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

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

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $551, $3,899, and $4,503 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings (Loss) Per Common Share

Basic earnings per share represent net earnings (loss) attributable to common shareholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of the Company’s outstanding stock options. The Company’s unvested restricted shares, unvested restricted stock units and common shares issuable under the Company’s deferred compensation plan are deemed participating securities and are excluded from the dilutive impact of common equivalent shares outstanding under the two-class method since these shares are entitled to participate in dividends declared on common shares. Under the two-class method, earnings (loss) attributable to unvested restricted shares, unvested restricted stock units and common shares issuable under the Company’s deferred compensation plan are excluded from net earnings (loss) attributable to common shareholders for purposes of calculating basic and diluted earnings (loss) per common share. See Note 7 for further information regarding the calculation of basic and diluted earnings (loss) per common share.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Gift Cards

The Company sells gift cards which can be used in its stores or on Barnes & Noble.com. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. The Company recognized gift card breakage of $29,284, $25,904 and $21,328 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. The Company had gift card liabilities of $321,362 and $311,092 as of April 28, 2012 and April 30, 2011, respectively.

Reclassifications

Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2012 presentation.

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The reporting periods ended April 28, 2012, April 30, 2011 and May 1, 2010 all contained 52 weeks.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-05, Presentation of Comprehensive Income (ASU 2011-05). ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In addition, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (ASU 2011-12). ASU 2011-12 effectively defers only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

accumulated other comprehensive income. All other requirements in ASU 2011-05 are not affected by this update. These ASUs are effective for the Company’s financial statements for annual and interim periods beginning on or after December 15, 2011 and must be applied retrospectively. The Company has early adopted both ASU 2011-05 and ASU 2011-12.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (ASU 2011-08). ASU 2011-08 gives the Company the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This ASU is effective for the Company’s financial statements for annual and interim periods beginning on or after December 15, 2011. The adoption is not expected to have an impact on the Company’s Fiscal 2013 Consolidated Financial Statements.

2.	Credit Facility

On April 27, 2012, the Company entered into an amendment (the 2012 Amended Credit Facility) to its existing agreement with Bank of America, N.A. entered into on April 29, 2011, as administrative agent, collateral agent and swing line lender, and other lenders in order to permit the transactions contemplated by the investment agreement among the Company, Morrison Investment Holdings, Inc., and Microsoft Corporation (See Note 11) and to make certain other changes to the Company’s 2011 Amended Credit Agreement in connection therewith.

On April 29, 2011, the Company entered into an amended and restated credit agreement (the 2011 Amended Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, which amended and restated the credit agreement (the 2009 Credit Agreement) entered into on September 30, 2009 with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders. Under the 2011 Amended Credit Agreement, Lenders provided up to $1,000,000 in aggregate commitments under a five-year asset-backed revolving credit facility, which is secured by eligible inventory with the ability to include eligible real estate and accounts receivable and related assets. Borrowings under the 2011 Amended Credit Agreement were limited to a specified percentage of eligible inventories and accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the 2011 Amended Credit Agreement). In addition, the Company has the option to request an increase in commitments under the 2011 Amended Credit Agreement by up to $300,000, subject to certain restrictions.

The 2011 Amended Credit Agreement requires Availability (as defined in the 2011 Amended Credit Agreement) to be greater than the greater of (i) 10% of the Loan Cap (as defined in the 2011 Amended Credit Agreement) and (ii) $50,000. In addition, the 2011 Amended Credit Agreement contains covenants that limit, among other things, the Company’s ability to incur indebtedness, create liens, make investments, make restricted payments, merge or acquire assets, and contains default provisions that are typical for this type of financing, among other things. Proceeds from the 2011 Amended Credit Facility are used for general corporate purposes, including seasonal working capital needs.

As a result of the 2011 Amended Credit Agreement, $6,580 of deferred financing fees related to the 2009 Credit Facility were written off in fiscal 2011, and included in net interest expenses. The remaining unamortized deferred costs of $16,341 and new charges of $10,180 relating to the Company’s 2011 Amended Credit Facility were deferred and are being amortized over the five-year term of the 2011 Amended Credit Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On September 30, 2009, the Company had entered into the 2009 Credit Agreement, under which the lenders committed to provide up to $1,000,000 in commitments under a four-year asset-backed revolving credit facility (the 2009 Credit Facility), which was secured by eligible inventory and accounts receivable and related assets. Borrowings under the 2009 Credit Agreement were limited to a specified percentage of eligible inventories and accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the 2009 Credit Agreement). In addition, the Company had the option to request the increase in commitments under the 2009 Credit Agreement by up to $300,000, subject to certain restrictions.

Selected information related to the Company’s 2012 Amended Credit Facility, 2011 Amended Credit Facility and 2009 Credit Facility:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Credit facility at period end	$324,200	313,100	260,400
Average balance outstanding during the period	$306,038	338,971	107,504
Maximum borrowings outstanding during the period	$582,000	622,800	512,500
Weighted average interest rate during the period	3.34%	4.30%	4.38%
Interest rate at end of period	3.32%	5.13%	4.13%

Fees expensed with respect to the unused portion of the 2012 Amended Credit Facility, 2011 Amended Credit Facility and 2009 Credit Facility were $3,343, $5,466 and $4,198 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

The Company has no agreements to maintain compensating balances.

3.	Stock-Based Compensation

The Company maintains three share-based incentive plans: the 1996 Incentive Plan, the 2004 Incentive Plan and the 2009 Incentive Plan. Prior to June 2, 2009, the Company issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, the Company’s shareholders approved the 2009 Incentive Plan. Under the 2009 Incentive Plan, the Company has issued restricted stock units, restricted stock and stock options. The maximum number of shares issuable under the 2009 Incentive Plan is 950,000, plus shares that remain available under the Company’s shareholder-approved 2004 Incentive Plan. At April 28, 2012, there were approximately 1,001,440 shares of common stock available for future grants under the 2009 Incentive Plan.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

market value of the shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock is determined based on the closing price of the Company’s common stock on the grant date.

A restricted stock unit is a grant valued in terms of the Company’s common stock, but no stock is issued at the time of grant. The restricted stock units may be redeemed for one share of common stock each once vested. Restricted stock units are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the units except in very limited circumstances and with the consent of the compensation committee. Shares of unvested restricted stock units have no voting rights but are entitled to receive dividends and other distributions thereon. The Company’s restricted stock units vest over a period of one to five years. The Company expenses the cost of the restricted stock units, which is determined to be the fair market value of the shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock is determined based on the closing price of the Company’s common stock on the grant date.

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

The Company recognizes stock-based compensation costs, net of estimated forfeitures, for only those shares expected to vest on a straight-line basis over the requisite service period of the award. The Company estimates the forfeiture rates based on its historical experience.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The weighted average assumptions relating to the valuation of the Company’s stock options for fiscal years 2012 and 2010 are shown below. No stock options were granted during fiscal 2011.

Fiscal Year	2012	2010
Weighted average fair value of grants	$9.85	$5.72
Volatility	78.52%	41.30%
Risk-free interest rate	0.92%	2.59%
Expected life	5 years	5 years
Expected dividend yield	0.00%	4.53%

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, May 2, 2009	5,561	$20.14	3.83 years	$33,633
Granted	500	22.07
Exercised	(313)	13.96
Forfeited	(250)	30.69

Balance, May 1, 2010	5,498	20.19	3.49 years	$13,782
Exercised	(1,024)	16.83
Forfeited	(598)	20.57

Balance, April 30, 2011	3,876	21.02	3.40 years	—
Granted	1,563	15.70
Exercised	(92)	11.89
Forfeited	(1,487)	21.86

Balance, April 28, 2012	3,860	$18.76	5.70 years	$574

Vested and expected to vest in the future at April 28, 2012	3,860	$18.76	5.70 years	$574
Exercisable at April 28, 2012	2,132	$20.74	2.68 years	$515
Available for grant at April 28, 2012	1,001

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

on the market value of the Company’s common stock. Total intrinsic value of options exercised for fiscal 2012, fiscal 2011 and fiscal 2010 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $521, $124 and $2,321, respectively.

As of April 28, 2012, there was $20,384 of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. That expense is expected to be recognized over a weighted average period of 3.4 years.

The Company’s Chief Executive Officer was granted 500,000 stock options, with an exercise price of $22.07 per share, on April 1, 2010 and a grant of 1,000,000 stock options, with an exercise price of $16.00 per share, was approved on December 9, 2011. However, the Company subsequently determined that 500,000 of the stock options approved on December 9, 2011 were not validly granted pursuant to the Company’s 2009 Incentive Plan because they exceeded the limit on the number of options that may be granted to any individual participant within any 36-month period. Accordingly, the attempted grant of these excess options was ineffective, and they were never granted to the Company’s Chief Executive Officer. The estimated liability recorded for the invalid grant in the quarter was not significant.

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, May 2, 2009	1,235	$30.86
Granted	1,647	21.93
Vested	(429)	33.18
Forfeited	(123)	30.41

Balance, May 1, 2010	2,330	24.15
Granted	684	16.65
Vested	(435)	27.99
Forfeited	(154)	24.76

Balance, April 30, 2011	2,425	21.31
Granted	83	13.23
Vested	(1,073)	22.78
Forfeited	(51)	21.52

Balance, April 28, 2012	1,384	$19.68

Total fair value of shares of restricted stock that vested during fiscal 2012, fiscal 2011 and fiscal 2010 was $14,067, $6,163 and $9,408, respectively. As of April 28, 2012, there was $21,561 of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 1.4 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table presents a summary of the Company’s restricted stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 30, 2011	—	$—
Granted	969	16.64
Forfeited	(5)	18.59

Balance, April 28, 2012	964	$16.63

No restricted stock units were granted prior to fiscal 2012 and there were no vestings during fiscal 2012. As of April 28, 2012, there was $14,200 of unrecognized stock-based compensation expense related to nonvested restricted stock units. That cost is expected to be recognized over a weighted average period of 3.1 years.

For fiscal 2012, fiscal 2011 and fiscal 2010, stock-based compensation expense of $20,775, $20,978 and $15,723, respectively, is included in selling and administrative expenses.

4.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	April 28, 2012	April 30, 2011
Trade accounts	$91,476	81,577
Credit/debit card receivables	36,042	42,982
Advertising	3,911	5,877
Receivables from landlords for leasehold improvements	374	867
Other receivables	28,694	18,991

Total receivables, net	$160,497	150,294

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred rent and obligations under the Junior Seller Note (see Notes 14 and 19). The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is classified as deferred rent. Other long-term liabilities also include accrued pension liabilities, store closing expenses and long-term deferred revenues. The Company had the following long-term liabilities at April 28, 2012, April 30, 2011 and May 1, 2010:

	April 28, 2012	April 30, 2011
Deferred Rent	$220,875	271,451
Junior Seller Note (see Note 14 and Note 19)	150,000	150,000
Other	34,190	27,196

Total long-term liabilities	$405,065	448,647

6.	Fair Values of Financial Instruments

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

Level 1 –	Observable inputs that reflect quoted prices in active markets

Level 2 –	Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3 –	Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions

The following table presents the changes in Level 3 contingent consideration liability:

Acquisition of Fictionwise
Beginning balance, May 2, 2009	$8,165
Payments	(2,612)
Losses	1,712

Balance, May 1, 2010	$7,265
Payments	(7,508)
Losses	243

Balance, April 30, 2011 and April 28, 2012	$—

Fair Value of Financial Instruments

The Company’s financial instruments, other than those presented in the disclosures above, include cash, receivables, other investments and accounts payable. The fair values of cash, receivables, and accounts payable approximated carrying values because of the short-term nature of these instruments. The Company believes that its 2012 Amended Credit Facility approximates fair value since interest rates are adjusted to reflect current rates. The Company believes that the terms and conditions of the remaining Seller Notes is consistent with comparable market debt issues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.	Net Earnings (Loss) Per Share

In accordance with ASC 260-10-45, Share-Based Payment Arrangements and Participating Securities and the Two-Class Method, the Company’s unvested restricted shares, unvested restricted stock units and shares issuable under the Company’s deferred compensation plan are considered participating securities. During periods of net income, the calculation of earnings per share for common stock are reclassified to exclude the income attributable to the unvested restricted shares, unvested restricted stock units and shares issuable under the Company’s deferred compensation plan from the numerator and exclude the dilutive impact of those shares from the denominator.

During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. Due to the net loss during fiscal 2012 and 2011, participating securities in the amounts of 3,463 and 3,228, respectively, were excluded in the calculation of loss per share using the two-class method because the effect would be antidilutive. The Company’s outstanding stock options and accretion/payments of dividends on preferred shares were also excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive.

The following is a reconciliation of the Company’s basic and diluted earnings per share calculation:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Numerator for basic earnings (loss) per share:
Income (loss) attributable to Barnes & Noble, Inc.	$(68,867)	(73,920)	36,676
Preferred stock dividends	(11,044)	—	—
Accretion of dividends on preferred stock	(894)	—	—
Less allocation of earnings and dividends to participating securities	—	—	(1,279)

Net income (loss) available to common shareholders	$(80,805)	(73,920)	35,397
Numerator for diluted earnings (loss) per share:
Net income (loss) available to common shareholders	$(80,805)	(73,920)	35,397
Effect of dilutive options	—	—	(10)

Net income (loss) available to common shareholders	$(80,805)	(73,920)	35,387
Denominator for basic and diluted earnings (loss) per share:
Basic weighted average common shares	57,337	56,588	55,344
Average dilutive options	—	—	809

Diluted weighted average common shares	57,337	56,588	56,153
Basic earnings (loss) per common share
Net income (loss) attributable to Barnes & Noble, Inc. available for common shareholders	$(1.41)	(1.31)	0.64
Diluted earnings (loss) per common share
Net income (loss) attributable to Barnes & Noble, Inc. available for common shareholders	$(1.41)	(1.31)	0.63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	Employees’ Retirement and Defined Contribution Plans

As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively, and the Pension Plan will continue to hold assets and pay benefits. The actuarial assumptions used to calculate pension costs are reviewed annually. Pension expense was $1,970, $2,558 and $1,951 for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $15,273, $14,212 and $12,954 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993. Total Company contributions charged to employee benefit expenses for the Postretirement Plan were $150, $150 and ($111) during fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

9.	Income Taxes

The Company files a consolidated federal return with all subsidiaries owned 80% or more. Federal and state income tax provisions (benefits) for fiscal 2012, fiscal 2011 and fiscal 2010 are as follows:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Current:
Federal	$6,228	(47,825)	51,343
State	3,602	(2,441)	14,192

Total current	9,830	(50,266)	65,535

Deferred:
Federal	(28,504)	8,057	(45,903)
State	(9,066)	(6,443)	(11,267)

Total deferred	(37,570)	1,614	(57,170)

Total	$(27,740)	(48,652)	8,365

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	4.4	4.8	3.8
Additions to unrecognized tax benefits	(1.0)	(2.5)	11.2
Reductions to unrecognized tax benefits	0.7	1.3	(31.8)
Excess 162(m) limitation (a)	(9.3)	—	—
Other, net	(1.1)	1.1	0.4

Effective income tax rate	28.7%	39.7%	18.6%

(a)	Relates to 162(m) compensation in excess of limitation for the current year and prior year.

The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of April 28, 2012 and April 30, 2011 are as follows:

	April 28, 2012	April 30, 2011
Deferred tax liabilities:
Investment in Barnes & Noble.com	$(95,051)	(95,051)
Property & equipment	(63,216)	(57,156)
Goodwill and intangible asset amortization	(233,322)	(236,845)
Prepaid expenses	(7,827)	(7,125)
Other	(6,226)	(4,861)

Total deferred tax liabilities	(405,642)	(401,038)

Deferred tax assets:
Loss and credit carryovers	75,817	57,751
Lease transactions	30,043	32,986
Estimated accruals	88,823	52,868
Stock-based compensation	9,946	11,508
Insurance liability	11,105	11,396
Pension	11,953	10,254
Inventory	19,674	18,996
Investments in equity securities	1,282	1,282

Total deferred tax assets	248,643	197,041

Net deferred tax liabilities	$(156,999)	(203,997)

Balance Sheet caption reported in:
Prepaid expenses and other current assets	$111,775	76,135
Deferred tax liabilities	(268,774)	(280,132)

Net deferred tax liabilities	$(156,999)	(203,997)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At April 28, 2012, the Company had federal and state net operating loss carryforwards (NOLs) of approximately $86,000 that expire beginning in 2018 through 2022, the utilization of which is limited to approximately $6,700 on an annual basis. Additionally, the Company had approximately $37,000 of federal NOLs and $134,000 of state NOLs that have no annual limitation and expire beginning in 2030 through 2031. These NOLs account for $57,773 of the $75,817 of loss and credit carryover deferred tax assets at April 28, 2012, with the remainder relating primarily to other state NOLs and federal credits.

As of April 28, 2012, the Company had $17,032 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2012, fiscal 2011 and fiscal 2010 is as follows:

Balance at May 2, 2009	$24,541
Additions for tax positions of the current period	2,457
Additions for tax positions of prior periods	2,563
Other reductions for tax positions of prior periods	(14,293)

Balance at May 1, 2010	$15,268

Additions for tax positions of the current period	1,809
Additions for tax positions of prior periods	1,199
Reductions due to settlements	(508)
Other reductions for tax positions of prior periods	(1,053)

Balance at April 30, 2011	$16,715

Additions for tax positions of prior periods	993
Reductions due to settlements	(228)
Other reductions for tax positions of prior periods	(448)

Balance at April 28, 2012	$17,032

The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. As of April 28, 2012 and April 30, 2011, the Company had accrued $3,897 and $3,236, respectively, for net interest and penalties, which is included in the $17,032 and $16,715 of unrecognized tax benefits noted above. The change in the amount accrued for net interest and penalties includes $974 in additions for net interest and penalties recognized in income tax expense in the Company’s fiscal 2012 statement of operations.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from fiscal 2007 and forward. Some earlier years remain open for a small minority of states.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.	Intangible Assets and Goodwill

		As of April 30, 2011
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	5-25	$257,410	$(17,962)	$239,448
Author contracts	10	18,461	(15,204)	3,257
Technology	5-10	5,850	(1,624)	4,226
Distribution contracts	10	8,325	(4,304)	4,021
Other	3-10	4,639	(3,924)	715

		$294,685	$(43,018)	$251,667

Unamortizable intangible assets
Trade name				$293,400
Copyrights				175
Publishing contracts				21,336

				$314,911

		As of April 28, 2012
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	5-25	$271,938	$(32,398)	$239,540
Author contracts	10	18,461	(17,049)	1,412
Technology	5-10	5,850	(2,427)	3,423
Distribution contracts	10	8,325	(4,932)	3,393
Other	3-10	6,178	(4,628)	1,550

		$310,751	$(61,433)	$249,318

Unamortizable intangible assets
Trade name				$293,400
Publishing contracts				21,336

				$314,736

All amortizable intangible assets are being amortized over their useful life on a straight-line basis, with the exception of certain items such as customer relationships and other acquired intangibles, which are amortized on an accelerated basis.

Aggregate Amortization Expense:
For the 52 weeks ended April 28, 2012	$18,415
For the 52 weeks ended April 30, 2011	$14,512
For the 52 weeks ended May 1, 2010	$11,350

Estimated Amortization Expense:
(12 months ending on or about April 30)
2013	$19,464
2014	$17,213
2015	$13,277
2016	$11,241
2017	$10,875

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The changes in the carrying amount of goodwill by segment for fiscal 2012 are as follows:

	B&N Retail Segment	B&N College Segment	B&N.com Segment	NOOK Segment	Total Company
Balance as of May 1, 2010	$254,471	274,070	—	—	$528,541
Benefit of excess tax amortization (a)	—	—	(4,428)	—	(4,428)
Re-allocation of Goodwill (b)	(29,135)	—	29,135	—	—

Balance as of April 30, 2011	$225,336	274,070	24,707	—	$524,113
Benefit of excess tax amortization (a)	—	—	(4,428)	—	(4,428)
Re-allocation of Goodwill (c)	—	—	(20,279)	20,279	—

Balance as of April 28, 2012	$225,336	274,070	—	20,279	$519,685

(a)	The tax basis of goodwill arising from an acquisition during the 52 weeks ended January 29, 2005 exceeded the related basis for financial reporting purposes by approximately $96,576. In accordance with ASC 740-10-30, Accounting for Income Taxes, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return.
(b)	Due to the increased focus on the internet and digital businesses, the Company performed an evaluation on the effect of its impact on the identification of operating segments. The assessment considered the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, the Company determined that it has three operating segments: B&N Retail, B&N College and B&N.com. As a result of this evaluation, $29,135 of goodwill was re-allocated between B&N Retail and B&N.com segments.
(c)	Prior to April 28, 2012, the Company reported an operating segment titled B&N.com, which included both its NOOK digital business and eCommerce operations. Due to the increased focus on the digital business and the Company’s recently developed ability to review the digital business separate from its eCommerce business, the Company performed an evaluation on the effect of its impact on the identification of operating segments. The assessment considered the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, during the fourth quarter of fiscal 2012, the Company created a new segment titled NOOK to report upon its digital business, moving the eCommerce business into the B&N Retail segment. The Company’s three operating segments are: B&N Retail, B&N College and NOOK. As a result of this evaluation, $20,279 of goodwill was re-allocated between B&N.com and NOOK segments.

On October 17, 2011, the Company finalized the purchase of certain intellectual property assets from the Borders Group, Inc. Chapter 11 Bankruptcy for $14,528 including acquisition related fees. These intellectual property assets include a customer list, trade names and URLs. The Company accounted for the transaction as an asset purchase, and these assets are included on its consolidated balance sheet as Intangible Assets. The intangible assets are being amortized on an accelerated basis over a three year period, commencing October 17, 2011. Amortization expense related to the acquisition of these assets for fiscal 2012 was $3,935.

11.	Microsoft Investment

On April 27, 2012, the Company entered into an investment agreement among the Company, Morrison Investment Holdings, Inc. (Morrison), and Microsoft Corporation (Microsoft) pursuant to which the Company will form a Delaware limited liability company (NewCo), and transfer to NewCo the Company’s digital device, digital content and college bookstore businesses and NewCo will sell to Morrison, and Morrison will purchase, 300,000 convertible preferred membership interests in NewCo (Series A Preferred) for an aggregate purchase price of $300,000.

Concurrently with its entry into this agreement, the Company has also entered into a commercial agreement with Microsoft, pursuant to which, among other things, NewCo will develop and distribute a Windows 8 application for e-reading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The closing conditions are set forth in the definitive documents between the parties. While there can be no assurance that the transaction will close or close by a particular date certain, the Company is actively pursuing work in connection with the closing conditions and is working to try and complete the required conditions prior to the required date set forth in the definitive agreement.

Investment Agreement

Pursuant to the agreement, Microsoft would invest $300,000 in NewCo in exchange for 300,000 Series A Preferred interest, representing approximately 17.6% of the common membership interest in NewCo on an as-converted basis. Following Microsoft’s investment, the Company would retain the common membership interest in NewCo, representing approximately 82.4% of the common membership interests in NewCo (after giving effect to the conversion of the Series A Preferred interests into common membership interests).

Commercial Agreement

Under the commercial agreement, NewCo will develop certain applications for Windows 8 for purchasing the consumption of digital reading content. The commercial agreement also requires NewCo to use its good faith efforts to undertake an international expansion of the digital business.

As part of the commercial agreement, NewCo and Microsoft would share in the revenues, net of certain items, from digital content purchased from NewCo by customers using the NewCo Windows 8 applications or through certain Microsoft products and services that may be developed in the future and are designed to interact with the NewCo online bookstore. Microsoft will make certain nonrefundable advance payments to NewCo in connection with such revenue sharing. For each of the first three years after the launch of such application for Windows 8, these advance payments would be equal to $60,000 per year. These advance payments would be subject to deferral under certain circumstances. Microsoft would also pay to NewCo $25,000 each year for the first five years of the term for purposes of assisting NewCo in acquiring local digital reading content and technology development in the performance of NewCo’s obligations under the commercial agreement.

Settlement and License Agreement

The patent agreement provides for Microsoft and its subsidiaries to license to the Company and its affiliates certain intellectual property in exchange for royalty payments based on sales of certain devices. Additionally, the Company and Microsoft will dismiss certain outstanding patent litigation between the Company, Microsoft and their respective affiliates in accordance with the settlement and license agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.	Liberty Investment

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty), a subsidiary of Liberty Media Corporation, pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204,000, in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock will be convertible, at the option of the holders, into shares of Common Stock representing 16.6% of the Common Stock outstanding as of August 29, 2011, (after giving pro forma effect to the issuance of the Preferred Stock), based on the initial conversion rate. The initial conversion rate reflects an initial conversion price of $17.00 and is subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock is equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock, to be paid quarterly and subject to adjustment in certain circumstances. The Preferred Stock is mandatorily redeemable on August 18, 2021 and may be redeemed at the discretion of the Company anytime after August 17, 2016. Starting August 18, 2013, if the closing price of the Common Stock exceeds 150% of the then-applicable conversion price of the Preferred Stock for 20 consecutive trading days, the Company may require conversion of all the Preferred Stock to Common Stock.

The holders of the Preferred Stock have the same voting rights as holders of the Company Common Stock and are entitled to elect one or two directors to the board of directors of the Company as long as certain Preferred Share ownership requirements are met.

The entry into the investment agreement and the issuance and sale of the Preferred Stock was approved by the Company’s Board of Directors following a recommendation made by a Special Committee of the Board of Directors. The terms, rights, obligations and preferences of the Preferred Stock are set forth in a Certificate of Designations of the Company, which was filed with the Secretary of State of the State of Delaware on August 18, 2011. On August 18, 2011, the Company amended the Rights Agreement to reflect the issuance of the Preferred Stock.

The Preferred Stock does not meet the categories of ASC 480-10, Distinguishing Liabilities from Equity, and is therefore reported as temporary equity for classification purposes. The related issuance costs, which include advisory, legal and accounting fees, of $12,621 were recorded in temporary equity as a reduction of the proceeds from the Liberty investment. The Company will be required to accrete these fees on a straight line basis as dividends over the ten year term. This is in line with ASC 480-10-S99 for SEC registrants, which requires shares to be classified outside of permanent equity as temporary equity or mezzanine equity when there are events not solely within the control of the issuer that could trigger redemption. The Company has determined that the various embedded options did not require bifurcation from the Preferred Stock. Additionally, the Company concluded that a beneficial conversion feature did not exist as the effective conversion price was greater than the Company’s share price on the commitment date.

13.	Acquisition of Noncontrolling Interest

Sterling Publishing had a 50% joint venture interest in Begin Smart LLC (Begin Smart), to develop, sell, and distribute books for infants, toddlers, and children under the brand name BEGIN SMART®. During fiscal 2011, the Company purchased the remaining 50% outside interest in Begin Smart for $300. 100% of Begin Smart results of operations for the period subsequent to the Begin Smart acquisition date are included in the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.	Acquisition of B&N College

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

Pursuant to a settlement agreed to on June 13, 2012 and described in Note 18, the Sellers have agreed to waive $22,750 of the purchase price by waiving a corresponding principal amount (and interest on) of the Junior Seller Note, subject to receipt of court approval.

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

$513,648

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Acquired intangible assets consisted primarily of the trade name and customer relationships.

Trade Name

The Company previously licensed the “Barnes & Noble” trade name from B&N College under certain agreements. The Acquisition gave the Company exclusive ownership of its trade name. The estimated fair value ascribed to the trade name of $245,000 represents solely the estimated incremental value acquired as part of the Acquisition, which is not representative of the value of the “Barnes & Noble” trade name taken as a whole. The trade name has been classified as an unamortizable intangible asset.

Customer Relationships

The estimated fair value of customer relationships of B&N College is $255,000. Customers are comprised of existing college and university contractual relationships at the date of the Acquisition.

Amortization of Fair Value Ascribed to Customer Relationships

Historical customer attrition rates imply a life of 50 years; however, the useful life was shortened to 25 years since the majority of the value of discounted cash flows are captured in this period. The $255,000 is being amortized evenly over the 25-year period. The Company recorded $10,200, $10,200 and $5,950 in amortization related to these intangibles during the 52 weeks ended April 28, 2012, April 30, 2011 and May 1, 2010, respectively.

The Company also recorded a short-term deferred tax liability of $26,810 and a long-term deferred tax liability of $207,821 related to the difference between the book basis and the tax basis of the net assets acquired. In addition, the Company stepped up the value of other assets and liabilities, resulting in goodwill of $272,879, which is not deductible for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.	Shareholders’ Equity

On November 17, 2009, the Board of Directors of the Company declared a dividend, payable to stockholders of record on November 27, 2009 of one right (a Right) per each share of outstanding Common Stock of the Company, par value $0.001 per share (Common Stock), to purchase 1/1000th of a share of Series I Preferred Stock, par value $0.001 per share, of the Company (the Preferred Stock), at a price of $100.00 per share (such amount, as may be adjusted from time to time as provided in the Rights Agreement described below, the Purchase Price). In connection therewith, on November 17, 2009, the Company entered into a Rights Agreement, dated November 17, 2009 (as amended February 17, 2010, June 23, 2010, October 29, 2010 and August 18, 2011 and as may be further amended from time to time, the Rights Agreement) with Mellon Investor Services LLC, as Rights Agent. The Rights will be exercisable upon the earlier of (i) such date the Company learns that a person or group, without Board approval, acquires or obtains the right to acquire beneficial ownership of 20% or more of the Company’s outstanding common stock or a person or group that already beneficially owns 20% or more of the Company’s outstanding common stock at the time the Rights Agreement was entered into, without Board approval, acquires any additional shares (other than pursuant to the Company’s compensation or benefit plans) (any person or group specified in this sentence, an Acquiring Person) and (ii) such date a person or group announces an intention to commence or following the commencement of (as designated by the Board) a tender or exchange offer which could result in the beneficial ownership of 20% or more of the Company’s outstanding common stock. The Rights will expire on November 17, 2012, unless earlier redeemed or canceled by the Company. If a person or group becomes an Acquiring Person, each Rights holder (other than the Acquiring Person) will be entitled to receive, upon exercise of the Right and payment of the Purchase Price, that number of 1/1000ths of a share of Preferred Stock equal to the number of shares of Common Stock which at the time of the applicable triggering transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person, or 50% or more of the Company’s assets are sold to an Acquiring Person, each Right will entitle its holder (other than an Acquiring Person) to purchase common shares in the surviving entity at 50% of the market price.

On May 15, 2007, the Company’s Board of Directors authorized a stock repurchase program for the purchase of up to $400,000 of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2,471 as of April 28, 2012. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of April 28, 2012, the Company has repurchased 33,722,264 shares at a cost of approximately $1,058,282 under its stock repurchase programs. The repurchased shares are held in treasury.

16.	Commitments and Contingencies

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Rental expense under operating leases is as follows:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Minimum rentals	$382,386	394,199	363,373
Percentage rentals	107,127	102,735	40,324

	$489,513	496,934	403,697

Future minimum annual rentals, excluding percentage rentals, required under B&N Retail leases that had initial, noncancelable lease terms greater than one year, and under B&N College leases as of April 28, 2012 are:

Fiscal Year	(a)
2013	$405,484
2014	357,907
2015	287,659
2016	238,840
2017	193,447
After 2017	464,397

$1,947,734

(a)	Includes B&N College capital lease obligations of $1,005, $1,000, $744, $234, $20 and $0 for 2013, 2014, 2015, 2016, 2017 and after 2017, respectively.

The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is reflected primarily in other long-term liabilities in the accompanying balance sheets.

On June 26, 2008, the Company exercised its purchase option under a lease on one of its distribution facilities located in South Brunswick, New Jersey from the New Jersey Economic Development Authority. Under the terms of the lease expiring in June 2011, the Company purchased the distribution facility and equipment for approximately $21,000. Subsequently, on December 29, 2011, the Company sold the distribution facility in South Brunswick, New Jersey for $18,000, which resulted in a loss of $2,178.

17.	Segment Reporting

Prior to year-end, the Company reported an operating segment titled B&N.com which included both its digital business and eCommerce operations. Due to the increased focus on the digital business and the Company’s recently developed ability to review the digital business separate from its eCommerce business, the Company performed an evaluation on the effect of its impact on the identification of operating segments. The assessment considered the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, during the fourth quarter of fiscal 2012 the Company has determined that the segment previously referred to as B&N.com is no longer applicable and has created a new segment titled NOOK to report upon its digital business, moving the eCommerce business (i.e., sales of physical merchandise over the Internet) into the B&N Retail segment. Also as a result of this assessment, certain corporate office and other costs have been allocated to all three segments. The Company’s three operating segments are: B&N Retail, B&N College and NOOK.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

B&N Retail

This segment includes 691 bookstores as of April 28, 2012, primarily under the Barnes & Noble Booksellers trade name. The 691 Barnes & Noble stores generally offer a NOOK® department/Boutique/Counter, a comprehensive trade book title base, a café, a Children’s department, a Toys & Games department, a DVDs/BluRay department, a music department, a magazine department, and bargain department and a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, barnesandnoble.com, and the publishing operation, Sterling Publishing.

B&N College

This segment includes 647 stores as of April 28, 2012, that are primarily school-owned stores operated under contracts by B&N College. The 647 B&N College stores generally sell textbooks and course-related materials, emblematic apparel and gifts, trade books, computer products, NOOK® products and related accessories, school and dorm supplies, and convenience and café items.

NOOK

This segment represents the Company’s digital business, including the development and support of the Company’s NOOK product offerings. The digital business includes digital content such as eBooks, digital newsstand, apps and sales of NOOK® devices and accessories to third party distribution partners, B&N Retail and B&N College.

Summarized financial information concerning the Company’s reportable segments is presented below:

Sales by Segment	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010
B&N Retail	$4,852,913	$4,926,834	$4,947,469
B&N College (a)	1,743,662	1,778,159	833,648
NOOK	933,471	695,182	105,435
Elimination	(400,847)	(401,610)	(78,798)

Total	$7,129,199	$6,998,565	$5,807,754

Sales by Product Line	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010
Media (b)	66%	70%	80%
Digital (c)	15%	11%	2%
Other (d)	19%	19%	18%

Total	100%	100%	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Depreciation and Amortization	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010
B&N Retail	$162,693	$164,934	$170,777
B&N College (a)	45,343	43,148	24,863
NOOK	24,631	20,565	12,134

Total	$232,667	$228,647	$207,774

Operating Profit/(Loss)	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010
B&N Retail	$154,436	$94,132	$157,591
B&N College (a)	70,604	70,298	(3,713)
NOOK	(286,343)	(229,689)	(80,632)

Total	$(61,303)	$(65,259)	$73,246

Capital Expenditures	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010
B&N Retail	$87,596	$62,299	$93,988
B&N College (a)	40,479	35,004	13,716
NOOK	35,477	13,199	20,075

Total	$163,552	$110,502	$127,779

Total Assets (e)	As of April 28, 2012	As of April 30, 2011
B&N Retail	$2,416,318	$2,183,959
B&N College	972,860	1,170,891
NOOK	376,071	241,616

Total	$3,765,249	$3,596,466

(a)	Includes only the financial information of B&N College since the date of the Acquisition on September 30, 2009.
(b)	Includes tangible books, music, movies, rentals and newsstand.
(c)	Includes NOOK, related accessories, eContent and warranties.
(d)	Includes toys & games, café products, gifts and miscellaneous other.
(e)	Excludes intercompany balances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A reconciliation of operating profit from reportable segments to income (loss) from continuing operations before taxes in the consolidated financial statements is as follows:

	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011	52 weeks ended May 1, 2010
Reportable segments operating profit (loss)	$(61,303)	$(65,259)	$73,246
Interest expense, net and amortization of deferred financing costs	(35,304)	(57,350)	(28,237)

Consolidated income (loss) from continuing operations before taxes	$(96,607)	$(122,609)	$45,009

18.	Legal Proceedings

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

The Company records a liability when it believes that it is both probable that a liability will be incurred, and the amount of loss can be reasonably estimated. The Company evaluates, at least quarterly, developments in its legal matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. The Company may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others: (i) if the damages sought are indeterminate; (ii) if proceedings are in the early stages; (iii) if there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) if there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) if there are significant factual issues to be determined or resolved; (vi) if the proceedings involve a large number of parties; (vii) if relevant law is unsettled or novel or untested legal theories are presented; or (viii) if the proceedings are taking place in jurisdictions where the laws are complex or unclear. In such instances, there is considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. With respect to the legal matters described below, the Company has determined, based on its current knowledge, that the amount of loss or range of loss, that is reasonably possible including any reasonably possible losses in excess of amounts already accrued, is not reasonably estimable. However, legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond the Company’s control. As such, there can be no assurance that the final outcome of these matters will not materially and adversely affect the Company’s business, financial condition, results of operations, or cash flows.

The following is a discussion of the material legal matters involving the Company.

Minor v. Barnes & Noble Booksellers, Inc. et al.

On May 1, 2009, a purported class action complaint was filed against B&N Booksellers, Inc. in the Superior Court for the State of California alleging wage payments by instruments in a form that did not comply with the requirements of the California Labor Code, allegedly resulting in impermissible wage payment reductions and calling for imposition of statutory penalties. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

complaint also alleges a violation of the California Labor Code’s Private Attorneys General Act and seeks restitution of such allegedly unpaid wages under California’s unfair competition law, and an injunction compelling compliance with the California Labor Code. The complaint alleges two subclasses of 500 and 200 employees, respectively (there may be overlap among the subclasses), but contains no allegations concerning the number of alleged violations or the amount of recovery sought on behalf of the purported class. The Court granted preliminary approval of the settlement on November 22, 2011 and granted final approval of the settlement on April 6, 2012.

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

Between August 17, 2009 and August 31, 2009, five putative shareholder derivative complaints were filed in Delaware Court of Chancery against the Company’s directors. The complaints generally allege breach of fiduciary duty, waste of corporate assets and unjust enrichment in connection with the Company’s entry into a definitive agreement to purchase Barnes & Noble College Booksellers, which was announced on August 10, 2009 (the Transaction). The complaints generally seek damages in favor of the Company in an unspecified amount; costs, fees and interest; disgorgement; restitution; and equitable relief, including injunctive relief. On September 1, 2009, the Delaware Court of Chancery issued an Order of Consolidation consolidating the five lawsuits (the Consolidated Cases) and directing plaintiffs to file a consolidated amended complaint. In a related development, on August 27, 2009, the Company received a demand pursuant to Delaware General Corporation Law, Section 220, on behalf of the Electrical Workers Pension Fund, Local 103, I.B.E.W., a shareholder, seeking to inspect certain books and records related to the Transaction. On September 18, 2009, this shareholder filed a shareholder derivative complaint in Delaware Court of Chancery against certain of the Company’s directors alleging breach of fiduciary duty and unjust enrichment and seeking to enjoin the consummation of the Transaction. On October 6, 2009, the plaintiffs in the Consolidated Cases filed a motion seeking to consolidate the later-filed sixth case with the Consolidated Cases. On November 3, 2009, a Consolidated Complaint was filed in the Consolidated Cases. On December 11, 2009, the court entered an order consolidating all actions and appointing co-lead counsel for plaintiffs. The Company and defendants filed motions to dismiss the Consolidated Complaint on January 12, 2010. Plaintiffs filed an Amended Consolidated Complaint on March 16, 2010. The Company and defendants filed motions to dismiss the Amended Consolidated Complaint on April 30, 2010. Plaintiffs filed their response to the motion to dismiss on June 2, 2010. Oral argument on the motions to dismiss was held on October 21, 2010. Following those arguments, the Court denied the Company’s motion to dismiss, denied in part and granted in part the motion to dismiss filed by Defendants Leonard Riggio, Stephen Riggio and Lawrence Zilavy, and denied in part and granted in part the motion to dismiss filed by the remaining defendants, dismissing all claims asserted against Directors George Campbell, Jr. and Patricia Higgins. All defendants except Leonard Riggio moved for summary judgment on December 21, 2011. Briefing on those motions was completed by March 2, 2012. The Court ruled on those motions on March 27, 2012, denying summary judgment as to Defendants Lawrence Zilavy and Michael Del Giudice and granting summary judgment as to, and dismissing all claims against, Defendants Stephen Riggio, Irene R. Miller, Margaret T. Monaco and William Dillard, II. On June 13, 2012, all remaining defendants agreed to settle all remaining claims, subject to receipt of court approval (the Settlement). In the Settlement, the sellers in the Transaction have agreed to waive $22,750 of the purchase price by waiving a corresponding principal amount (and interest on) of the Junior Seller Note issued by the Company to the sellers as part of the purchase price of the Transaction. If the Settlement Agreement is approved by the Delaware Court of Chancery, the Consolidated Cases will be dismissed, on the merits, with prejudice. Upon approval, the $22,750 reduction in purchase price will be recorded as a credit to additional paid in capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Whitney Parker v. Leonard Riggio, et al. (formerly Stephen Strugala v. Leonard Riggio, et al.)

On December 21, 2010, a complaint was filed in the United States District Court for the Southern District of New York by Stephen Strugala against the Company’s current directors and former directors Lawrence Zilavy and Michael Del Giudice. The complaint is purportedly brought both directly, on behalf of a putative class of shareholders, and derivatively, on behalf of the Company. The complaint generally alleges breaches of fiduciary duties, waste and unjust enrichment in connection with the Company’s acquisition of Barnes & Noble College Booksellers, the adoption of the Shareholder Rights Plan, and other unspecified instances of alleged mismanagement and alleged wrongful conduct. The complaint also generally alleges violations of Section 14(a) of the 1934 Act in connection with the issuance of various proxy statements by the Company. The complaint generally seeks declaratory and equitable relief, including injunctive relief, and costs and fees. On January 19, 2011, the Court granted the parties’ Stipulation and Order. On February 18, 2011, the plaintiff filed a Notice of Voluntary Dismissal of Claim, dismissing without prejudice his putative class claim for violations of Section 14(a) of the 1934 Act. On March 8, 2011, defendants filed a motion to dismiss all claims in the litigation. On October 4, 2011, the Court granted defendants’ motion to dismiss, but also granted plaintiff leave to replead within 30 days. On November 3, 2011, plaintiff requested a pre-motion conference with the Court to discuss an anticipated motion to substitute a new plaintiff, Ms. Whitney Parker, for Mr. Strugala, and simultaneously filed an amended complaint on behalf of Ms. Parker containing substantially the same claims asserted in Mr. Strugala’s original complaint. The Court held a pre-motion conference on December 9, 2011, at which the parties agreed that Ms. Parker could be substituted for Mr. Strugala without prejudice to any of defendants’ rights. On January 20, 2012, defendants moved to dismiss the amended complaint. Briefing on that motion was completed on May 4, 2012.

Lina v. Barnes & Noble, Inc., and Barnes & Noble Booksellers, Inc. et al.

On August 5, 2011, a purported class action complaint was filed against Barnes & Noble, Inc. and Barnes & Noble Booksellers, Inc. in the Superior Court for the State of California making the following allegations against defendants with respect to salaried Store Managers at Barnes & Noble stores located in the State of California from the period of August 5, 2007 to present: (1) failure to pay wages and overtime; (2) failure to pay for missed meal and/or rest breaks; (3) waiting time penalties; (4) failure to pay minimum wage; (5) failure to provide reimbursement for business expenses; and (6) failure to provide itemized wage statements. The claims are generally derivative of the allegation that these salaried managers were improperly classified as exempt from California’s wage and hour laws. The complaint contains no allegations concerning the number of any such alleged violations or the amount of recovery sought on behalf the purported class. The Company was served with the complaint on August 11, 2011. On August 30, 2011, the Company filed an answer in state court, and on August 31, 2011 it removed the action to federal court pursuant to the Class Action Fairness Act of 2005, 28 U.S.C. § 1332(d). On October 28, 2011, the district court granted plaintiff’s motion to remand the action back to state court, over the Company’s opposition. On November 7, 2011, the Company petitioned the Ninth Circuit for an appeal of the district court’s remand order. The Ninth Circuit affirmed the district court’s remand order on May 18, 2012.

Barnes & Noble, Inc. and Barnesandnoble.com llc v. LSI Corporation and Agere Systems, Inc.

On June 6, 2011, Barnes & Noble, Inc. filed a complaint against LSI Corporation (LSI ) in the United States District Court for the Northern District of California, Case No. 11-CV-2709 EMC. The complaint

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

sought a declaratory judgment that Barnes & Noble, Inc. does not infringe U.S. Patent Nos. 5,546,420; 5,670,730; 5,862,182; 5,920,552; 6,044,073; 6,119,091; 6,404,732; 6,452,958; 6,707,867 and 7,583,582. Barnes & Noble, Inc. amended the complaint on August 10, 2011 to add barnesandnoble.com llc as a plaintiff, to add Agere Systems, Inc. (Agere) as a defendant, to add a cause of action seeking a declaratory judgment that neither Barnes & Noble, Inc. nor barnesandnoble.com llc infringes U.S. Patent No. 7,477,633, and to add causes of action seeking a declaratory judgment that each of the eleven patents-in-suit is invalid. On November 1, 2011, LSI and Agere answered the amended complaint and asserted counterclaims against Barnes & Noble, Inc. and barnesandnoble.com llc, alleging infringement of the eleven patents-in-suit. On November 28, 2011, Barnes & Noble, Inc. and barnesandnoble.com llc answered the counterclaims and asserted several affirmative defenses, including the defense that seven of the patents-in-suit are unenforceable as a result of standard-setting misconduct. The Court has set certain pretrial dates in the case, including a claim construction hearing on March 12, 2013. The Court has not yet set a trial date in the case.

Dustin Torrez, an individual, on behalf of himself and all others similarly situated v. Barnes & Noble, Inc.

On October 11, 2011, a complaint was filed in the Superior Court for the State of California, County of San Francisco against the Company. The complaint is styled as a California state-wide class action. It alleges violations of California Civil Code section 1747.08 (the Song-Beverly Credit Card Act of 1971) due to the Company’s alleged improper requesting and recording of zip codes from California customers who used credit cards as payment. The Summons and Complaint have not been served on the Company.

Kevin Khoa Nguyen, an individual, on behalf of himself and all others similarly situated v. Barnes & Noble, Inc.

On April 17, 2012, a complaint was filed in the Superior Court for the State of California, County of Orange against the Company. The complaint is styled as a nationwide class action and includes a California state-wide subclass based on alleged cancellations of orders for HP TouchPad Tablets placed on the Company’s website in August 2011. The lawsuit alleges claims for unfair business practices and false advertising under both New York and California state law, violation of the Consumer Legal Remedies Act under California law, and breach of contract. The complaint demands specific performance of the alleged contracts to sell HP TouchPad Tablets at a specified price, injunctive relief, and monetary relief, but does not specify an amount. The Company submitted its initial response to the complaint on May 18, 2012.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

proposed transaction, the Company’s rationale for entering the transaction and the terms of comparable transactions with unrelated third parties. In addition, management and internal audit annually analyzes all existing related party agreements and transactions and reviews them with the Audit Committee.

The Company completed the Acquisition of B&N College from Leonard Riggio and Louise Riggio (Sellers) on September 30, 2009 (see Note 14). Mr. Riggio is the Chairman of the Company’s Board of Directors and a significant stockholder. The Company is a party to a Stock Purchase Agreement dated as of August 7, 2009 among the Company and the Sellers. As part of the Acquisition, the Company acquired the Barnes & Noble trade name that had been owned by B&N College and licensed to the Company (described below). The purchase price paid to the Sellers was $596,000, consisting of $346,000 in cash and $250,000 in Seller Notes (described below). However, the cash paid to the Sellers was reduced by approximately $82,352 in cash bonuses paid by B&N College to 192 members of its management team and employees (Bonus Recipients), not including Leonard Riggio. Pursuant to the terms of the Purchase Agreement, prior to the closing of the Acquisition, B&N College distributed to the Sellers certain assets that are not related to B&N College’s core business, including common stock in the Company. In connection with such distribution, 667,058 shares of the common stock in the Company previously held by B&N College were transferred to certain of the Bonus Recipients. The Company financed the Acquisition through $250,000 of Seller Notes, $150,000 from the 2009 Credit Facility and the remainder from both the Company’s and B&N College’s cash on hand.

In connection with the closing of the Acquisition, the Company issued the Sellers (i) a senior subordinated note in the principal amount of $100,000, payable in full on December 15, 2010, with interest of 8% per annum payable on the unpaid principal amount (the Senior Seller Note), and (ii) a junior subordinated note in the principal amount of $150,000 (the Junior Seller Note), payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount. The Senior Seller Note was paid on its scheduled due date, December 15, 2010. The Senior Seller Note was unsecured and subordinated to the obligations under the 2009 Credit Facility and certain other senior obligations. The Company had the right to prepay the Senior Seller Note at any time without premium or penalty to the extent not prohibited by senior debt documents, provided that the Company did not have the right to prepay the Junior Seller Note until the Senior Seller Note had been repaid in full. On December 22, 2009, the Company consented to the pledge and assignment of the Senior Seller Note by the Sellers as collateral security. The Junior Seller Note was and is unsecured and subordinated to the obligations under the 2009 Credit Facility, the 2011 Amended Credit Facility and the 2012 Amended Credit Facility, as applicable, as well as certain other senior obligations. The Company may prepay the Junior Seller Note at any time without premium or penalty to the extent not prohibited by the 2012 Amended Credit Facility and senior debt documents. Pursuant to a settlement agreed to on June 13, 2012 and described in Note 18, the Sellers have agreed to waive $22,750 of the purchase price by waiving a corresponding principal amount (and interest on) of the Junior Seller Note, subject to receipt of court approval.

Also in connection with the Acquisition, and as set forth in the Purchase Agreement, B&N College made a tax distribution payment of $54,997 to the Sellers related to taxes imposed on the Sellers’ pro rata share of B&N College S corporation taxable earnings from January 1, 2009 through the date of Acquisition.

The Company paid COBRA benefits for certain former employees and family members that were on the B&N College health benefit plan (prior to the Acquisition). Leonard Riggio has reimbursed the Company $140 to cover such costs, based upon standard COBRA rates, for the period subsequent to Acquisition through fiscal 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In connection with the Acquisition, B&N College and the Company amended and restated B&N College’s existing long-term supply agreement (Supply Agreement) with MBS Textbook Exchange, Inc. (MBS), which is majority owned by Leonard Riggio, Stephen Riggio (formerly the Company’s Vice Chairman and Chief Executive Officer) and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Pursuant to the Supply Agreement, which has a term of ten years, and subject to availability and competitive terms and conditions, B&N College will continue to purchase new and used printed textbooks for a given academic term from MBS prior to buying them from other suppliers, other than in connection with student buy-back programs. MBS pays B&N College commissions based on the volume of textbooks sold to MBS each year and with respect to the textbook requirements of certain distance learning programs that MBS fulfills on B&N College’s behalf. MBS paid B&N College $10,941, $13,031 and $7,014 related to these commissions in fiscal 2012, fiscal 2011 and fiscal 2010 from the date of Acquisition, respectively. In addition, the Supply Agreement contains restrictive covenants that limit the ability of B&N College and the Company to become a used textbook wholesaler and that place certain limitations on MBS’s business activities. B&N College and Barnes & Noble.com also entered into an agreement with MBS in fiscal 2011 pursuant to which MBS agrees to purchase at the end of a given semester certain agreed upon textbooks which B&N College and Barnes & Noble.com shall have rented to students during such semester. Total sales to MBS under this program were $13,339 and $506 for fiscal 2012 and fiscal 2011, respectively. In addition, B&N College entered into an agreement with MBS in fiscal 2011 pursuant to which MBS purchases books from B&N College, which have no resale value for a flat rate per box. Total sales to MBS under this program were $364 and $427 for fiscal 2012 and fiscal 2011, respectively.

The Company purchases new and used textbooks at market prices directly from MBS. Total purchases were $101,980, $102,573 and $24,186 for fiscal 2012, fiscal 2011 and fiscal 2010, respectively. MBS sells used books through the Barnes & Noble.com dealer network. Barnes & Noble.com earned a commission of $4,661, $5,474 and $3,115 on the MBS used book sales in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. In addition, Barnes & Noble.com hosts pages on its website through which Barnes & Noble.com customers are able to sell used books directly to MBS. Barnes & Noble.com is paid a fixed commission on the price paid by MBS to the customer. Total commissions paid to Barnes & Noble.com were $160, $184 and $172 for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

In fiscal 2010, the Company’s wholly owned subsidiary Barnes & Noble Bookquest LLC (Bookquest) entered into an agreement with TXTB.com LLC (TXTB), a subsidiary of MBS, pursuant to which the marketplace database of third party sellers on the Barnes & Noble.com website was made available on the TXTB website. In fiscal 2012, Bookquest was merged into Barnes & Noble.com. Barnes & Noble.com receives a fee from third party sellers for sales of marketplace items and, upon receipt of such fee, Barnes & Noble.com remits a separate fee to TXTB for any marketplace items sold on the TXTB website. Total commissions paid to TXTB were $559, $775 and $0 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Outstanding amounts payable to TXTB were $6, $8 and $33 for fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

In fiscal 2011, Barnes & Noble.com entered into an agreement with TXTB pursuant to which Barnes & Noble.com became the exclusive provider of trade books to TXTB customers through www.textbooks.com. TXTB receives a commission from Barnes & Noble.com on each purchase by a TXTB customer. Total commissions paid to TXTB were $148 and $0 during fiscal 2012 and fiscal 2011. Outstanding amounts payable to TXTB were $1 and $4 for fiscal 2012 and fiscal 2011.

Prior to the Acquisition, the Company licensed the “Barnes & Noble” name under a royalty-free license agreement dated February 11, 1987, as amended, from B&N College. Barnes & Noble.com licensed the “Barnes & Noble” name under a royalty-free license

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

agreement, dated October 31, 1998, as amended, between Barnes & Noble.com and B&N College (the License Agreement). Pursuant to the License Agreement, Barnes & Noble.com had been granted an exclusive license to use the “Barnes & Noble” name and trademark in perpetuity for the purpose of selling books over the Internet (excluding sales of college textbooks). Under a separate agreement dated as of January 31, 2001 (the Textbook License Agreement), between Barnes & Noble.com, B&N College and Textbooks.com, Barnes & Noble.com was granted the right to sell college textbooks over the Internet using the “Barnes & Noble” name. Pursuant to the Textbook License Agreement, Barnes & Noble.com paid Textbooks.com a royalty on revenues (net of product returns, applicable sales tax and excluding shipping and handling) realized by Barnes & Noble.com from the sale of books designated as textbooks. Royalty expense was $3,431 during fiscal 2010 prior to the Acquisition, under the terms of the Textbook License Agreement. During fiscal 2010, subsequent to the closing of the Acquisition, Textbooks.com paid $146 to B&N College for funds that were received by Textbooks.com and were earned by B&N College. In connection with the closing of the Acquisition, the Company terminated the Textbook License Agreement and as a result no longer pays a royalty with respect to online textbook sales.

In fiscal 2010, the Company entered into an Aircraft Time Sharing Agreement with LR Enterprises Management LLC (LR Enterprises), which is owned by Leonard Riggio and Louise Riggio, pursuant to which LR Enterprises granted the Company the right to use a jet aircraft owned by it on a time-sharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the Federal Aviation Regulations (FAR). Such operating costs were $1,015, $932 and $429 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. LR Enterprises is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, other than insurance obtained for the specific flight as requested by the Company, as provided in the FAR. Prior to the Acquisition, the Company used a jet aircraft owned by B&N College and paid for the costs and expenses of operating the aircraft based upon the Company’s usage. Such costs which included fuel, insurance and other costs were $113 during fiscal 2010 prior to the Acquisition, and were included in the accompanying consolidated statements of operations.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity in which Leonard Riggio has a majority interest and expires in 2013; the second location is leased from an entity in which Leonard Riggio has a minority interest and expires in 2016. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,843, $4,868 and $4,889 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

The Company leases one of its B&N College stores from a partnership owned by Leonard and Stephen Riggio, pursuant to a lease expiring in 2014. Rent of $862, $862 and $512 was paid during fiscal 2012, fiscal 2011 and fiscal 2010 from the date of the Acquisition, respectively.

The Company leases an office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. The space was rented at an annual rent of $759, $763 and $759 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Net of subtenant income, the Company paid $376, $246 and $241 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Prior to the Acquisition, the Company leased retail space in a building in which B&N College subleased space from the Company, pursuant to a sublease expiring in 2020. Pursuant to such sublease, the Company charged B&N College $347 for such subleased space and other operating costs incurred on its behalf during fiscal year 2010 prior to the Acquisition. The amount paid by B&N College to the Company exceeded the cost per square foot paid by the Company to its unaffiliated third-party landlord.

Prior to the Acquisition, the Company reimbursed B&N College certain operating costs B&N College incurred on the Company’s behalf. These charges were $71 during fiscal 2010 prior to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Acquisition. Prior to the Acquisition, B&N College purchased inventory, at cost plus an incremental fee, of $25,187 from the Company during fiscal 2010 prior to the Acquisition. Also prior to the Acquisition, B&N College reimbursed the Company $2,700 for fiscal year 2010 prior to the Acquisition for capital expenditures, business insurance and other operating costs incurred on its behalf.

GameStop Corp. (GameStop), a company in which Leonard Riggio was a member of the Board of Directors and is a minority shareholder, operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7% of the gross sales of such departments, which totaled $871, $989 and $1,061 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. GameStop sold new and used video games and consoles on the Barnes & Noble.com website up until May 1, 2011, when the agreement between GameStop and Barnes & Noble.com terminated. Barnes & Noble.com received a commission on sales made by GameStop. For fiscal 2012, fiscal 2011 and fiscal 2010, the commission earned by Barnes & Noble.com was $1 (from residual activity after the agreement terminated), $356 and $334, respectively. Until June 2005, GameStop participated in the Company’s workers’ compensation, property and general liability insurance programs. The costs incurred by the Company under these programs were allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. GameStop reimbursed the Company for these services $3, $51 and $128 during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Although GameStop secured its own insurance coverage, costs are continuing to be incurred by the Company on insurance claims which were made under its programs prior to June 2005 and any such costs applicable to insurance claims against GameStop will be charged to GameStop at the time incurred.

The Company is provided with national freight distribution, including trucking services by Argix Direct Inc. (Argix), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest, pursuant to a transportation agreement expiring in 2014 (following an automatic renewal of the agreement by its terms in 2012 for an additional two-year term, although at all times the agreement requires a two-year notice to terminate). The Company paid Argix $14,414, $15,890 and $16,536 for such services during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. At the time of the agreement, the cost of freight delivered to the stores by Argix was comparable to the prices charged by publishers and the Company’s other third party freight distributors. However, due to higher contracted fuel surcharge and transportation costs, Argix’s rates were higher than the Company’s other third party freight distributors. As a result, the Company amended its existing agreement with Argix effective January 1, 2009. The amendment provides the Company with a $3,000 annual credit to its freight and transportation costs for the remaining life of the existing agreement. The $3,000 annual credit expired with the April 1, 2012 renewal of the agreement. Argix provides B&N College with transportation services under a separate agreement that expired and was renewed in 2011. The renewed agreement expires in 2013. The Company believes that the transportation costs that B&N College paid to Argix are comparable to the transportation costs charged by third party distributors. B&N College paid Argix $1,294, $1,477 and $658 for such services during fiscal 2012, fiscal 2011 and fiscal 2010 from the date of Acquisition, respectively. Argix also leased office and warehouse space from the Company in Jamesburg, New Jersey, pursuant to a lease expiring in 2011. This lease was renewed for additional space in 2011. However, the Company subsequently sold the warehouse on December 29, 2011 (see Note 16). The Company charged Argix $1,514, $2,719 and $2,646 for such leased space and other operating costs incurred on its behalf prior to the sale of the warehouse during fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

The Company used Source Interlink Companies, Inc. (Source Interlink) as its primary supplier of music and DVD/video, as well as magazines and newspapers. Leonard Riggio is an investor in an investment company that formerly owned a minority interest in Source Interlink. Pursuant to the confirmation order of the United States Bankruptcy Court of the District of Delaware, as of June 19, 2009 (the Discharge Date) the equity interests held by the then owners of Source Interlink were discharged,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

cancelled, released and extinguished. The Company paid Source Interlink $33,979 for merchandise purchased at market prices during fiscal 2010 prior to the Discharge Date. In addition, Source Interlink purchases certain data related to magazine sales of the Company. Source Interlink paid the Company $20 during fiscal 2010 prior to the Discharge Date.

The Company uses Digital on Demand as its provider of music and video database equipment and services. Leonard Riggio owns a minority interest in Digital on Demand through the same investment company through which he owned a minority interest in Source Interlink. The Company paid Digital on Demand $185, $1,932 and $2,593 for music and video database equipment and services during fiscal 2012, fiscal 2011 and fiscal 2010, respectively. This agreement was terminated on May 31, 2011.

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty), a subsidiary of Liberty Media Corporation (Liberty Media), pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share, for an aggregate purchase price of $204,000 in a private placement exempt from the registration requirements of the 1933 Act (see Note 12).

In fiscal 2012, the Company entered into agreements with third parties who sell Barnes & Noble products through QVC and Home Shopping Network (HSN), affiliates of Liberty Media. The Liberty entity that indirectly holds the Barnes & Noble investment (Liberty Media) is a separate public company from the Liberty entity that owns QVC and HSN (Liberty Interactive). Liberty Media was split-off (the Split-Off) from Liberty Interactive on September 28, 2011. No products were sold to the third parties from August 18, 2011, the date of the investment through the date of the Split-Off. The Company purchases trade books, primarily craft/hobbies, from Leisure Arts, Inc. (Leisure Arts), a subsidiary of Liberty Interactive. Total purchases from Leisure Arts following the date of the Liberty investment and prior to the date of the Split-Off were $16. The Company also purchases Halloween costumes from BuySeasons Inc. (BuySeasons), a subsidiary of Liberty Interactive. Total purchases from BuySeasons following the date of the Liberty investment and prior to the date of the Split-Off were $33. On July 19, 2011, the Company renewed a one-year contract with Commerce Technologies, Inc. (Commerce Hub), a subsidiary of Liberty Interactive, who provides services to help facilitate and integrate sales with drop-ship vendors. Total fees paid to Commerce Hub following the date of the Liberty investment and prior to the date of the Split-Off were $22. The Company purchases textbooks from AI2, Inc. (AI2), a subsidiary of Liberty Interactive. There were no purchases from AI2 following the date of the Liberty investment and prior to the date of the Split-Off. The Company paid commissions to Liberty Interactive Advertising (LIA), a subsidiary of Liberty Interactive, who serves as the exclusive premium advertising sales agency for the Company. Total commissions paid to LIA following the date of the Liberty investment and prior to the date of the Split-Off were $5.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.	Dividends

The Company paid a dividend to preferred shareholders in the amount of $7,081 in fiscal 2012.

During fiscal 2011, the Company paid a dividend of $0.25 per share on June 30, 2010 to stockholders of record at the close of business on June 11, 2010, on September 30, 2010 to stockholders of record at the close of business on September 9, 2010 and on December 31, 2010 to stockholders of record at the close of business on December 10, 2010. On February 22, 2011, the Company announced that its Board of Directors was suspending its quarterly dividend payment of $0.25 per share. This provided the Company the financial flexibility to continue investing into its high growth digital strategies.

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

21.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for fiscal 2012, fiscal 2011 and fiscal 2010 is as follows:

Fiscal 2012 Quarter Ended On or About	July 2011	October 2011	January 2012	April 2012	Total Fiscal Year 2012
Sales	$1,418,404	1,891,961	2,439,124	1,379,710	7,129,199
Gross profit	$387,558	471,664	652,816	398,778	1,910,816

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(56,606)	(6,563)	52,031	(57,729)	(68,867)
Basic earnings (loss) per common share:

Net earnings (loss) attributable to Barnes & Noble, Inc. available to common shareholders	$(0.99)	(0.17)	0.78	(1.08)	(1.41)

Diluted earnings (loss) per common share:

Net earnings (loss) attributable to Barnes & Noble, Inc. available to common shareholders	$(0.99)	(0.17)	0.71	(1.08)	(1.41)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Fiscal 2011 Quarter Ended On or About	July 2010	October 2010	January 2011	April 2011	Total Fiscal Year 2011
Sales	$1,395,842	1,904,146	2,323,780	1,374,797	6,998,565
Gross profit	$351,700	450,120	613,672	377,362	1,792,853

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(62,518)	(12,568)	60,583	(59,416)	(73,920)
Basic earnings (loss) per common share:

Net earnings (loss) attributable to Barnes & Noble, Inc. available to common shareholders	$(1.12)	(0.22)	1.01	(1.04)	(1.31)

Diluted earnings (loss) per common share:

Net earnings (loss) attributable to Barnes & Noble, Inc. available to common shareholders	$(1.12)	(0.22)	1.00	(1.04)	(1.31)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc., as of April 28, 2012 and April 30, 2011 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three fiscal years ended April 28, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. as of April 28, 2012 and April 30, 2011 and the results of its operations and its cash flows for each of the three fiscal years ended April 28, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Barnes & Noble, Inc.’s internal control over financial reporting as of April 28, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 27, 2012 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York
June 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of April 28, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Barnes & Noble, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 28, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. as of April 28, 2012 and April 30, 2011 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three fiscal years ended April 28, 2012, and our report dated June 27, 2012 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York June 27, 2012

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

Based on the Company’s evaluation, management concluded that the Company’s internal control over financial reporting was effective as of April 28, 2012. The Company’s internal control over financial reporting as of April 28, 2012 has been independently audited by BDO USA, LLP, an independent registered public accounting firm, and their attestation is included herein.

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2012 filed with the Securities and Exchange Commission, and the Company has submitted to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.