Form 10-K, Exhibit 13
period 2013-04-27
BARNES & NOBLE INC
filed 2013-07-29
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. On September 29, 2009, the Board of Directors of Barnes & Noble, Inc. authorized a change in the Company’s fiscal year end from the Saturday closest to the last day of January to the Saturday closest to the last day of April. The change in fiscal year, which became effective on September 30, 2009 upon the closing of the acquisition of Barnes & Noble College Booksellers, Inc. (B&N College) by Barnes & Noble, Inc., gives the Company and B&N College the same fiscal year. The change was intended to better align the Company’s fiscal year with the business cycles of both Barnes & Noble, Inc. and B&N College. As a result of the change in the Company’s fiscal year end, the Company is providing financial data for the transition period and comparable prior period as defined below.

The Statement of Operations Data for the 52 weeks ended April 27, 2013 (fiscal 2013), 52 weeks ended April 28, 2012 (fiscal 2012), 52 weeks ended April 30, 2011 (fiscal 2011), and the Balance Sheet Data as of April 27, 2013 and April 28, 2012 are derived from, and are qualified by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended May 1, 2010 (fiscal 2010), 13 weeks ended May 2, 2009 (transition period), 52 weeks ended January 31, 2009 (fiscal 2008), the Balance Sheet Data as of April 30, 2011, May 1, 2010, May 2, 2009 and January 31, 2009 and the Statement of Operations Data for the 13 weeks ended May 3, 2008 are derived from unaudited consolidated financial statements not included elsewhere in this report.

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2013	Fiscal 2012(j)	Fiscal 2011(j)	Fiscal 2010(j)	13 weeks ended May 2, 2009(j)	13 weeks ended May 3, 2008(j)	Fiscal 2008(j)
STATEMENT OF OPERATIONS DATA:		Restated	Restated	Restated	Restated	Restated	Restated
Sales
Barnes & Noble Retail	$4,568,243	4,852,913	4,926,834	4,947,469	1,105,152	1,155,882	5,121,804
Barnes & Noble College (a)	1,763,248	1,743,662	1,778,159	833,648	—	—	—
NOOK	780,433	933,471	695,182	105,435	—	—	—
Elimination (b)	(272,919)	(400,847)	(401,610)	(78,798)	—	—	—

Total sales	6,839,005	7,129,199	6,998,565	5,807,754	1,105,152	1,155,882	5,121,804
Cost of sales and occupancy	5,156,499	5,211,683	5,197,252	4,120,842	772,931	807,263	3,531,993

Gross profit	1,682,506	1,917,516	1,801,313	1,686,912	332,221	348,619	1,589,811

Selling and administrative expenses	1,675,376	1,739,452	1,629,465	1,395,725	289,026	308,400	1,264,320
Depreciation and amortization	227,134	232,667	228,647	207,774	45,879	41,314	173,557

Operating profit (loss)	(220,004)	(54,603)	(56,799)	83,413	(2,684)	(1,095)	151,934
Interest income (expense), net and amortization of deferred financing fees (c)	(35,345)	(35,304)	(57,350)	(28,237)	(199)	807	(2,344)

Earnings (loss) from continuing operations before taxes	(255,349)	(89,907)	(114,149)	55,176	(2,883)	(288)	149,590
Income taxes	(97,543)	(25,067)	(45,276)	12,422	(1,156)	(115)	59,006

Earnings (loss) from continuing operations (net of income tax)	(157,806)	(64,840)	(68,873)	42,754	(1,727)	(173)	90,584
Earnings (loss) from discontinued operations (net of income tax) (d)	—	—	—	—	(654)	(1,658)	(9,506)

Net earnings (loss)	(157,806)	(64,840)	(68,873)	42,754	(2,381)	(1,831)	81,078
Net loss attributable to noncontrolling interests (e)	—	—	37	32	30	—	30

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(157,806)	(64,840)	(68,836)	42,786	(2,351)	(1,831)	81,108

Earnings (loss) attributable to Barnes & Noble, Inc.
Earnings (loss) from continuing operations	$(157,806)	(64,840)	(68,873)	42,754	(1,727)	(173)	90,584
Less loss attributable to noncontrolling interests	—	—	37	32	30	—	30

Net earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(157,806)	(64,840)	(68,836)	42,786	(1,697)	(173)	90,614

Basic earnings per common share
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(3.02)	(1.34)	(1.22)	0.75	(0.03)	(0.00)	1.59
Loss from discontinued operations attributable to Barnes & Noble, Inc.	—	—	—	—	(0.01)	(0.03)	(0.17)

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(3.02)	(1.34)	(1.22)	0.75	(0.04)	(0.03)	1.42

Diluted earnings per common share
Earnings (loss) from continuing operations attributable to Barnes & Noble, Inc.	$(3.02)	(1.34)	(1.22)	0.74	(0.03)	(0.00)	1.55
Loss from discontinued operations attributable to Barnes & Noble, Inc.	—	—	—	—	(0.01)	(0.03)	(0.17)

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(3.02)	(1.34)	(1.22)	0.74	(0.04)	(0.03)	1.38

Dividends paid per share	$—	—	0.75	1.00	0.25	0.15	0.90

Weighted average common shares outstanding
Basic	58,247	57,337	56,588	55,344	54,759	57,614	55,207
Diluted	58,247	57,337	56,588	56,153	54,759	57,614	56,529

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2013	Fiscal 2012	Fiscal 2011	Fiscal 2010 (k)	13 weeks ended May 2, 2009 (l)	13 weeks ended May 3, 2008 (m)	Fiscal 2008 (n)
		Restated	Restated	Restated	Restated	Restated	Restated
OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	675	691	705	720	726	717	726
Barnes & Noble College	686	647	636	637	—	—	—
B. Dalton stores	—	—	—	—	51	83	52

Total	1,361	1,338	1,341	1,357	777	800	778

Comparable sales increase (decrease)
Barnes & Noble Retail (f)	(3.4)%	1.4%	0.7%	(4.8)%	(5.7)%	(1.5)%	(5.4)%
Barnes & Noble College (g)	(1.2)%	(0.3)%	(0.8)%	(0.2)%	—	—	—
Capital expenditures (h)	$165,835	163,552	110,502	127,779	22,822	38,278	192,153

BALANCE SHEET DATA:

Total assets	$3,732,536	3,774,699	3,596,466	3,705,686	2,664,279	2,779,006	2,877,864
Total liabilities	$2,443,631	2,730,155	2,675,969	2,706,815	1,804,915	2,024,633	2,028,031
Long-term debt	$77,000	324,200	313,100	260,400	—	86,700	—
Long-term subordinated note (i)	$127,250	150,000	150,000	150,000	—	—	—
Shareholders’ Equity	$713,743	852,271	920,497	997,321	1,008,216	959,680	1,010,271

(a)	B&N College results are included since the Acquisition on September 30, 2009.

(b)	Represents sales from NOOK to B&N Retail and B&N College on a sell through basis.

(c)	Amounts for fiscal 2013, fiscal 2012, fiscal 2011, fiscal 2010, the transition period, the 13 weeks ended May 3, 2008, and fiscal 2008 are net of interest income of $71, $0, $320, $452, $211, $1,369 and $1,518, respectively.

(d)	Represents the results of Calendar Club for all periods presented.

(e)	Noncontrolling interest represents the 50% outside interest in Begin Smart LLC. During the second quarter of fiscal 2011, the Company purchased the remaining 50% outside interest in Begin Smart LLC.

(f)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with Accounting Standards Codification (ASC) 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores.

(g)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores. Additionally, for textbook rentals, comparable store sales reflects the retail selling price of a new or used textbook when rented, rather than solely the rental fee received and amortized over the rental period.

(h)	Excludes Calendar Club capital expenditures of $308 and $1,988 for the 13 weeks ended May 3, 2008 and fiscal 2008, respectively.

(i)	See Notes 6 and 21 to the Notes to Consolidated Financial Statements.

(j)	Fiscal 2008 and 2009 have been restated as a result of the overstatement of certain Distribution Center accruals as fully discussed in Note 2 of the consolidated financial statements.

(k)	Fiscal 2010 reflects an adjustment of $10,167 ($6,110 after tax) to decrease cost of sales to correctly present the statement of operations for fiscal 2010. The Company also decreased accounts payable by $81,040 and increased retained earnings by $69,477, net of tax to correct the consolidated balance sheet for the cumulative impact in periods prior to fiscal 2010. In addition, the Company recorded an adjustment to decrease deferred tax liability and increase retained earnings by $26,026 at May 2, 2009.

(l)	The 13 weeks ended May 2, 2009 reflects an adjustment of $560 ($342 after tax) to decrease cost of sales to correctly present the statement of operations that period. The Company also decreased accounts payable by $70,873 and increased retained earnings by $63,367, net of tax to correct the consolidated balance sheet for the cumulative impact in periods prior to the 13 weeks ended May 2, 2009 . In addition, the Company recorded an adjustment to decrease deferred tax liability and increase retained earnings by $26,026 at May 2, 2009.

(m)	The 13 weeks ended May 3, 2008 reflects an adjustment of $652 ($393 after tax) to decrease cost of sales to correctly present the statement of operations for that period. The Company also decreased accounts payable by $70,313 and increased retained earnings by $63,024, net of tax to correct the consolidated balance sheet for the cumulative impact in periods prior to the 13 weeks ended May 3, 2008. In addition, the Company recorded an adjustment to decrease deferred tax liability and increase retained earnings by $26,026 at May 2, 2009.

(n)	Fiscal 2008 reflects an adjustment of $8,603 ($5,188 after tax) to decrease cost of sales to correctly present the statement of operations for fiscal 2010. The Company also decreased accounts payable by $69,660 and increased retained earnings by $62,631, net of tax to correct the consolidated balance sheet for the cumulative impact in periods prior to fiscal 2008. In addition, the Company recorded an adjustment to decrease deferred tax liability and increase retained earnings by $26,026 at May 2, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. As used in this section, “fiscal 2013” represents the 52 weeks ended April 27, 2013, “fiscal 2012” represents the 52 weeks ended April 28, 2012 and “fiscal 2011” represents the 52 weeks ended April 30, 2011.

General

Barnes & Noble, one of the nation’s largest booksellers,1 is a leading content, commerce and technology company providing customers easy and convenient access to books, magazines, newspapers and other content across its multi-channel distribution platform. As of April 27, 2013, the Company operated 1,361 bookstores in 50 states, including 686 bookstores on college campuses, and operates one of the Web’s largest eCommerce sites and develops digital reading products and operates one of the largest digital bookstores. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership in selling content to drive sales across its multiple channels.

Of the 1,361 bookstores, 675 operate primarily under the Barnes & Noble Booksellers trade name. Barnes & Noble College Booksellers, LLC (B&N College) operates 686 college bookstores at colleges and universities across the United States. Barnes & Noble Retail (B&N Retail) operates the 675 retail bookstores and includes the Company’s eCommerce site. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption through the web, NOOK® reading devices and reading software for iOS, Android and Windows. The Company employed approximately 34,000 full and part-time employees as of April 27, 2013.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, textbooks and course-related materials, NOOK®2 and related accessories, bargain books, magazines, gifts, emblematic apparel and gifts, school and dorm supplies, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on barnesandnoble.com. The Company also offers a textbook rental option to its customers, electronic textbooks and other course materials through a proprietary digital platform (NOOK Study™). The Company offers its customers a full suite of textbook options—new, used, digital and rental.

To address dynamic changes in the book selling industry, Barnes & Noble has been transforming its business from a store-based model to a multi-channel model centered on its retail stores, Internet and digital commerce. The Company offers readers the option of store visits, eCommerce, and digital delivery of books to devices of their choosing, including the award winning NOOK® eReaders.

[1]	Based upon sales reported in trade publications and public filings.
[2]

Any reference to NOOK® include the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, NOOK Simple Touch™, NOOK Tablet™, NOOK Simple Touch with GlowLight™, NOOK® HD and NOOK® HD+ eReader devices, and each of which include the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

Barnes & Noble’s strategy is to:

•	utilize the strong Barnes & Noble brand and retail footprint to attract customers to its multi-channel platform;

•	expand its distribution channels through strategic partnerships with world-class hardware and software companies and retail partners;

•	drive content sales through the web, NOOK® Readers and 3rd party devices;

•	use its infrastructure to deliver digital content to customers; and

•	continue to grow campus partnerships including store locations and students served while continuing its investment in the digital higher education business

The Company has a multi-channel marketing strategy that deploys various merchandising programs and promotional activities to drive traffic to both its stores and website. At the center of this program is the Company’s website, barnesandnoble.com.

On April 27, 2012, the Company entered into an investment agreement between the Company, Morrison Investment Holdings, Inc. (Morrison) and Microsoft Corporation (Microsoft) pursuant to which the Company would form a Delaware limited liability company (NOOK Media), and transfer to NOOK Media the Company’s digital device, digital content and college bookstore businesses and NOOK Media would sell to Morrison, and Morrison would purchase, 300,000 convertible preferred membership interests in NOOK Media for an aggregate purchase price of $300.0 million. On October 4, 2012, NOOK Media was formed and the Company sold to Morrison 300,000 convertible preferred membership interests in NOOK Media for an aggregate purchase price of $300.0 million. The convertible preferred membership interests have a liquidation preference equal to Microsoft’s original investment. Concurrently with its entry into this agreement, the Company has also entered into a commercial agreement with Microsoft, whereby, among other things, NOOK Media has developed and distributed a Windows 8 application for e-reading and digital content purchases, and has entered into an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP. As part of the commercial agreement, for each of the first three years since the launch of the application for Windows 8, NOOK Media received and will continue to receive advance payments of $60.0 million per year from Microsoft. These advance payments are subject to deferral under certain circumstances. Microsoft has paid and is obligated to continue to pay to NOOK Media $25.0 million each year for the first five years of the term for purposes of assisting NOOK Media in acquiring local digital reading content and technology development in the performance of NOOK Media’s obligations under the commercial agreement. Under the terms of this transaction, NOOK Media was debt-free at inception, except for trade accounts payable and other working capital requirements. Under the limited liability company agreement of NOOK Media, no distributions may be made by NOOK Media without Morrison’s approval.

On December 21, 2012, NOOK Media entered into an agreement with a subsidiary of Pearson plc (Pearson) to make a strategic investment in NOOK Media. That transaction closed on January 22, 2013, and Pearson invested approximately $89.5 million of cash in NOOK Media at a post-money valuation of approximately $1.789 billion in exchange for convertible preferred membership interests representing a 5% equity stake in NOOK Media. Following the closing of the transaction, the Company owns approximately 78.2% of NOOK Media and Microsoft, which holds convertible preferred membership interests, owns approximately 16.8%. The convertible preferred membership interests have a liquidation preference equal to the original investment. In addition, NOOK Media granted warrants to Pearson to purchase up to an additional 5% of NOOK Media under certain conditions at a pre-money valuation of NOOK Media of approximately $1.789 billion.

At closing, NOOK Media and Pearson entered into a commercial agreement with respect to distributing Pearson content in connection with this strategic investment.

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty) pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204.0 million in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock will be convertible, at the option of the holders, into shares of Common Stock, based on the initial conversion rate. The initial conversion rate reflects an initial conversion price of $17.00 and is subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock is equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock to be paid quarterly and subject to adjustment in certain circumstances.

Segments

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. The Company’s three operating segments are: B&N Retail, B&N College and NOOK.

B&N Retail

This segment includes 675 bookstores as of April 27, 2013, primarily under the Barnes & Noble Booksellers trade name. These stores generally offer a dedicated NOOK® area, a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music, Gift, Magazine and Bargain products. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s e-Commerce website, barnesandnoble.com, and its publishing operation, Sterling Publishing.

Barnes & Noble stores range in size from 3,000 to 60,000 square feet depending upon market size, with an overall average store size of 26,000 square feet. In fiscal 2013, the Company reduced the Barnes & Noble store base by 0.3 million square feet, bringing the total square footage to 17.7 million square feet, a 1.7% decrease from fiscal 2012. The Company opened two new Barnes & Noble stores in fiscal 2013, which total 49,000 square feet in size. Each Barnes & Noble store features an authoritative selection of books, ranging from 21,000 to 170,000 titles. The comprehensive title selection is diverse and reflects local interests. Bestsellers typically represent between 2% and 5% of Barnes & Noble store sales. BookMaster, the Company’s proprietary inventory management database, has more than 14 million titles. By enhancing the Company’s existing merchandise replenishment systems, BookMaster allows the Company to achieve high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing. Complementing this extensive on-site selection, all Barnes & Noble stores provide customers with access to the millions of books available to online shoppers at barnesandnoble.com while offering an option to have the book sent to the store or shipped directly to the customer. At the center of this eCommerce program is the Company’s website, barnesandnoble.com.

Sterling Publishing

Sterling Publishing is a leading publisher of non-fiction trade titles. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books and kits across a variety of imprints, in categories such as health & wellness, music & popular culture, food & wine, crafts & photography, puzzles & games and history & current affairs, as well as a large children’s line. Sterling with a solid backlist and robust value publishing program, has a 13,000+ title base of eBooks and print books. In addition, Sterling also distributes approximately 1,300 titles on behalf of client publishers.

B&N College

B&N College is one of the largest contract operators of bookstores on college and university campuses across the United States. As of April 27, 2013, B&N College operated 686 stores nationwide. B&N College’s customer base, which is mainly comprised of students and faculty, can purchase various items from their campus stores, including textbooks and course-related materials, emblematic apparel and gifts, trade books, computer products, NOOK® products and related accessories, school and dorm supplies, convenience and café items, and more recently, textbook rentals. B&N College provides extensive textbook rental options to its customers and has expanded its electronic textbooks and other course materials through a proprietary digital platform (NOOK Study™). A significant number of textbooks are now available in multiple formats: new, used, rental and digital (rental and ownership), resulting in improved choice and substantial student savings.

B&N College operates 651 traditional college bookstores and 35 academic superstores, which are generally larger in size, offer cafés and provide a sense of community that engages the surrounding campus and local communities in college activities and culture. The traditional bookstores range in size from 500 to 48,000 square feet. The academic superstores range in size from 8,000 to 75,000 square feet.

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

NOOK

This segment includes the Company’s digital business, which includes the Company’s eBookstore, digital newsstand and sales of NOOK® devices and accessories through B&N Retail, B&N College and third party distribution partners.

The underlying strategy of the NOOK business is to offer customers any digital book, newspaper or magazine, anytime on any device. The Company remains committed to delivering to customers the best digital bookstore experience, while reducing its existing cost structure. As part of this commitment, the Company intends to continue to offer the best black-and-white and color eReaders on the market, backed by quality customer service and technology support for those devices. The Company will continue to sell its existing device inventory through reduced and promotional pricing. At the same time, it will leverage all Barnes & Noble retail, digital and partnership assets, as well as existing NOOK customer relationships.

The Company sells digital content in the U.K. directly through its NOOK devices and its nook.co.uk website. The Company plans to continue to expand into additional international markets and believes that its partnership with Microsoft will help foster that expansion. Under its partnership agreements with Microsoft, the Company previously disclosed that it expected to be in 10 international markets by June 30, 2013. While substantial progress has been made towards meeting the target expansion requirement, the Company now expects expansion into these 10 markets to be accomplished by the end of 2013.

The digital products group has knowledgeable product development and operational management teams in the areas of reading software, digital content retailing and mobile device development. NOOK’s development office in Palo Alto employs experienced engineers in its digital product area. The NOOK digital products management team is currently focused on next generation digital reading products to enhance the reading experience and help consumers discover content in new and interesting ways. The Digital Services team, which includes the Cloud and Commerce groups, is responsible for maintaining and developing the NOOK digital bookstore service.

Restatement of Prior Financial Statements

The Company has restated its previously reported consolidated financial statements for the years ended April 28, 2012 and April 30, 2011, including the opening stockholders’ equity balance, in order to correct certain previously reported amounts. In fiscal 2013, management determined that the Company had incorrectly overstated certain accruals for the periods prior to April 27, 2013, as a result of inadequate controls over its Distribution Center accrual reconciliation process. In accordance with ASC 250-10-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (ASC 250), the Company recorded an adjustment to decrease cost of sales by $6.7 million ($4.0 million after tax) and $8.5 million ($5.1 million after tax) to correctly present the statement of operations for fiscal 2012 and 2011, respectively. The Company also decreased accounts payable by $81.0 million, $89.5 million and $96.2 million at May 1, 2010, April 30, 2011 and April 28, 2012, respectively and increased retained earnings by $69.5 million, $74.6 million and $78.6 million, net of tax at May 1, 2010, April 30, 2011 and April 28, 2012, respectively, to correct the consolidated balance sheet.

Results of Operations

Fiscal Year	Fiscal 2013	Fiscal 2012 Restated	Fiscal 2011 Restated
Sales (in thousands)	$6,839,005	$7,129,199	$6,998,565
Loss From Continuing Operations Attributable to Barnes & Noble, Inc. (in thousands)	$(157,806)	$(64,840)	$(68,836)
Diluted Loss Per Common Share From Continuing Operations	$(3.02)	$(1.34)	$(1.22)
Comparable Sales Increase (Decrease)
Barnes & Noble stores (a)	(3.4)%	1.4%	0.7%
Barnes & Noble College stores (b)	(1.2)%	(0.3)%	(0.8)%
Stores Opened
Barnes & Noble stores	2	—	1
Barnes & Noble College	49	32	15

Total	51	32	16

Stores Closed
Barnes & Noble stores	18	14	16
Barnes & Noble College	10	21	16

Total	28	35	32

Number of Stores Open at Year End
Barnes & Noble stores	675	691	705
Barnes & Noble College	686	647	636

Total	1,361	1,338	1,341

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	17.7	18.0	18.4

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores.

(b)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores. Additionally, for textbook rentals, comparable store sales reflects the retail selling price of a new or used textbook when rented, rather than solely the rental fee received and amortized over the rental period.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	Fiscal 2013	Fiscal 2012	Fiscal 2011
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	75.4	73.1	74.3

Gross margin	24.6	26.9	25.7
Selling and administrative expenses	24.5	24.4	23.3
Depreciation and amortization	3.3	3.3	3.3

Operating loss	(3.2)	(0.8)	(0.8)
Interest expense, net and amortization of deferred financing fees	0.5	0.5	0.8

Loss from continuing operations before taxes	(3.7)	(1.3)	(1.6)
Income taxes	(1.4)	(0.4)	(0.6)

Loss from continuing operations (net of income tax)	(2.3)%	(0.9)%	(1.0)%

Business Overview

The Company’s financial performance has been significantly impacted in recent years by a number of factors, including the economic downturn, increased online competition and the expanding digital market. However, the Company has benefited from reduced physical bookstore competition in the marketplace, as well as the successful execution of new merchandising strategies.

The Company derives the majority of its sales and net income from its B&N Retail and B&N College stores.

B&N Retail comparable store sales benefited as one of B&N Retail’s largest competitors in the sale of physical books, Borders Group, Inc. (Borders), completed liquidating all of its stores under Chapter 11 of the Bankruptcy Code in early fiscal 2012. While the Company expects declining physical book trends to continue industry-wide as consumer spending shifts further online and toward digital products, it expects to be the beneficiary of further market consolidation as other non-book retailers reduce their presence in the book category. Additionally, the Company continues to experience positive trends in its Gift and Toys & Games businesses as a result of the successful execution of new merchandising strategies.

The Company has leveraged its unique assets, iconic brands and reach to become a leader in the distribution of digital content. In 2009, the Company entered the eBook market. Since then, the

Company launched its NOOK® brand of eReading products, which provide a fun, easy-to-use and immersive digital reading experience. With NOOK®, customers gain access to the expansive NOOK Store™ of more than three million digital books, plus periodicals, comics, apps, movies and TV shows, and the ability to enjoy content across a wide array of popular devices through free NOOK Reading Apps™ and NOOK Video apps.

Over the past several years, the Company has introduced leading devices in the tablet and eReader categories. In April 2012, the Company introduced NOOK Simple Touch™ with GlowLightTM, the world’s first E Ink device with patent-pending lighting technology that lets you read in the dark. In September 2012, the Company introduced NOOK® HD, the lightest and highest-resolution 7-Inch HD tablet, and NOOK® HD+, one of the lightest full HD tablets.

In addition to NOOK® devices, the Company makes it easy for customers to enjoy any book, anytime, anywhere with its free line of NOOK® software specific application, which has won the Webby People’s Voice Award. Customers can use Barnes & Noble’s eReading software to access and read books from their personal Barnes & Noble digital library on devices including Windows 8 PCs and tablets, iPad™, iPhone®, Android™ smartphones and tablets, PC and Mac®. The Lifetime Library™ helps ensure that Barnes & Noble customers will always be able to access their digital libraries on NOOK® products and software-enabled devices. The Company also offers NOOK Newsstand™, which provides an extensive selection of digital newspapers and magazines, available in both subscription and single copy format, NOOK Kids™, a collection of digital picture and chapter books for children, NOOK Study™, an innovative study platform and software solution for higher education, and NOOK Video™, which offers an extensive and diverse digital collection of standard and high-definition movies and TV shows available for streaming and download.

The Company sells digital content in the U.K. directly through its NOOK devices and its nook.co.uk website. The Company plans to continue to expand into additional international markets and believes that its partnership with Microsoft will help foster that expansion. Under its partnership agreements with Microsoft, the Company previously disclosed that it expected to be in 10 international markets by June 30, 2013. While substantial progress has been made towards meeting the target expansion requirement, the Company now expects expansion into these 10 markets to be accomplished by the end of 2013. Additionally, the Company believes that its newly formed partnership with Pearson will accelerate customer access to digital content by pairing Pearson’s leading expertise in online learning with NOOK’s expertise in reading technology, online commerce and customer service. The Company has made significant investments over the past three years building the valuable NOOK® digital retailing platform, which has resulted in millions of digital customers buying content from Barnes & Noble. While the Company experienced disappointing NOOK® device sales over the most recent holiday selling season, the Company’s digital strategy is to offer customers any digital book or magazine, any time, on any device. The Company remains committed to continuing to have a premier digital bookstore. In terms of its device strategy, the Company intends to reduce its existing cost structure. Further, the Company’s business plans are being adjusted to reduce its investment in sourcing, assembling and manufacturing the Company’s own NOOK® tablets and to explore outsourcing or co-sourcing such functions. This revised strategy is intended to capitalize on the Company’s design capabilities in partnering with third parties to source co-branded tablets with NOOK® content. This new partnership model may reduce the Company’s risk associated with designing and manufacturing its own tablets in the competitive tablet market, while allowing the Company to offer its vast digital catalog, and high-quality digital bookstore service. NOOK expects to continue to innovate and design best-in-class dedicated eReaders. The Company will also focus on the sale of its existing device inventory and intends to continue to provide the resources necessary for quality customer service and support of those devices as well as devices in use by NOOK’s existing customer base.

The Company believes its footprint of more than 1,300 stores will continue to be a major competitive asset in capturing digital content share. The Company will continue to integrate its traditional retail, trade book and college bookstores businesses with its electronic and Internet offerings, using retail stores in attractive geographic markets to promote and sell digital devices and content. Customers can see, feel and experiment with the NOOK® in the Company’s stores.

Although the stores will be just a part of the offering, they will remain a key driver of sales and cash flow as the Company expands its multi-channel relationships with its customers. While the Company plans to open a few retail stores in new geographic markets, the Company expects to reduce the total net number of retail stores.

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

Although the Company believes cash on hand, cash flows from operating activities, funds available from its senior credit facility, cash received and committed in the formation of NOOK Media, cash received from the Pearson strategic investment in NOOK Media and short-term vendor financing provide the Company with adequate liquidity and capital resources for seasonal working capital requirements, the Company may raise additional capital to support key strategic initiatives.

52 Weeks Ended April 27, 2013 Compared with 52 Weeks Ended April 28, 2012

Sales

The following table summarizes the Company’s sales for the 52 weeks ended April 27, 2013 and April 28, 2012:

	52 weeks ended
Dollars in thousands	April 27, 2013	% Total	April 28, 2012	% Total
B&N Retail	$4,568,243	66.8%	$4,852,913	68.1%
B&N College	1,763,248	25.8%	1,743,662	24.4%
NOOK	780,433	11.4%	933,471	13.1%
Elimination	(272,919)	(4.0)%	(400,847)	(5.6)%

Total Sales	$6,839,005	100.0%	$7,129,199	100.0%

The Company’s sales decreased $290.2 million, or 4.1%, during fiscal 2013 to $6.84 billion from $7.13 billion during fiscal 2012. The increase or (decrease) by segment is as follows:

•

B&N Retail sales for the 52 weeks ended April 27, 2013 decreased $284.7 million, or 5.9%, to $4.57 billion from $4.85 billion during the same period one year ago, and accounted for 66.8% of total Company sales. The decrease was primarily attributable to a 3.4% decrease in comparable store sales which decreased sales by $138.4 million, lower online sales which declined by $83.5 million, and closed store sales which decreased sales by $68.0 million. Core comparable store sales, which exclude sales of NOOK® products, increased 0.1% as compared to the prior year. Sales of NOOK® products declined due to lower unit volume. B&N Retail also includes third-party sales of Sterling Publishing Co., Inc.

•

B&N College sales increased $19.6 million, or 1.1%, to $1.76 billion during the 52 weeks ended April 27, 2013 from $1.74 billion during the 52 weeks ended April 28, 2012. This increase was attributable to a $76.5 million increase in new store sales partially offset by $16.0 million of store closures as well as a comparable store sales decrease of 1.2%, or $41.9 million. While comparable store sales are adjusted for the impact of textbook rentals, total sales dollars are negatively impacted by the continued growth of textbook rentals, which have a lower price than new or used textbooks, and a portion of rental sales are deferred over the rental period. This decrease is partially offset by higher general merchandise sales.

•

NOOK sales decreased $153.0 million, or 16.4%, to $780.4 million during the 52 weeks ended April 27, 2013 from $933.5 million during the 52 weeks ended April 28, 2012. This decrease was primarily due to lower device unit volume and lower average selling prices, partially offset by higher content sales. Digital content sales increased 16.2% during the 52 weeks ended April 27, 2013.

•	The elimination represents sales from NOOK to B&N Retail and B&N College on a sell through basis.

In fiscal 2013, the Company opened two and closed 18 Barnes & Noble stores, bringing its total number of B&N Retail stores to 675 with 17.7 million square feet. In fiscal 2013, the Company added 49 B&N College stores and closed 10, ending the period with 686 B&N College stores. As of April 27, 2013, the Company operated 1,361 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

	52 weeks ended
Dollars in thousands	April 27, 2013	% Sales	April 28, 2012	% Sales
B&N Retail	$3,168,520	69.4%	$3,398,773	70.0%
B&N College	1,358,172	77.0%	1,348,351	77.3%
NOOK	902,726	115.7%	865,406	92.7%
Elimination	(272,919)	(35.0)%	(400,847)	(42.9)%

Total Cost of Sales and Occupancy	$5,156,499	75.4%	$5,211,683	73.1%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, management service agreement costs with schools, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $55.2 million, or 1.1%, to $5.16 billion, in fiscal 2013 from $5.21 billion in fiscal 2012. Cost of sales and occupancy increased as a percentage of sales to 75.4% in fiscal 2013 from 73.1% in fiscal 2012. The increase or (decrease) by segment is as follows:

•

B&N Retail cost of sales and occupancy decreased as a percentage of sales to 69.4% from 70.0% during the same period one year ago. This decrease was attributable to a higher mix of higher margin core products and increased vendor allowances.

•

B&N College cost of sales and occupancy decreased as a percentage of sales to 77.0% from 77.3% during the same period one year ago due to a higher mix of higher margin textbook rentals, partially offset by increases in occupancy associated with contract renewals.

•

NOOK cost of sales and occupancy increased as a percentage of sales to 115.7% from 92.7% during the same period one year ago. This increase was attributable to $222.2 million of additional inventory related charges, of which $189.7 million was recorded to cost of sales, as the holiday sales shortfall resulted in higher than anticipated levels of finished and unfinished goods. Additional provisions may be required if the Company adopts more aggressive short-term promotional strategies, units turn at slower than historical paces, or permanent price markdowns accelerate. Also contributing to the increase was higher occupancy costs on increased office space in Palo Alto, CA, partially offset by a higher mix of higher margin content sales.

Gross Margin

	52 weeks ended
Dollars in thousands	April 27, 2013	% Sales	April 28, 2012	% Sales
B&N Retail	$1,399,723	30.6%	$1,454,140	30.0%
B&N College	405,076	23.0%	395,311	22.7%
NOOK	(122,293)	(24.1)%	68,065	12.8%

Total Gross Margin	$1,682,506	24.6%	$1,917,516	26.9%

The Company’s consolidated gross margin decreased $235.0 million, or 12.3%, to $1.68 billion, in fiscal 2013 from $1.92 billion in fiscal 2012. This decrease was due to the matters discussed above.

Selling and Administrative Expenses

	52 weeks ended
Dollars in thousands	April 27, 2013	% Sales	April 28, 2012	% Sales
B&N Retail	$1,023,633	22.4%	$1,130,311	23.3%
B&N College	293,618	16.7%	279,364	16.0%
NOOK	358,125	70.6%	329,777	61.9%

Total Selling and Administrative Expenses	$1,675,376	24.4%	$1,739,452	24.4%

Selling and administrative expenses decreased $64.1 million, or 3.7%, to $1.68 billion in fiscal 2013 from $1.74 billion in fiscal 2012. Selling and administrative expenses increased as a percentage of sales to 24.5% in fiscal 2013 from 24.4% in fiscal 2012. The increase or (decrease) by segment is as follows:

•	B&N Retail selling and administrative expenses decreased as a percentage of sales to 22.4% from 23.3% during the same period one year ago primarily due to lower net legal and settlement expenses.

•

B&N College selling and administrative expenses increased as a percentage of sales to 16.7% in fiscal 2013 from 16.0% in fiscal 2012. This increase was due to new stores and increased expenses for digital higher education initiatives.

•

NOOK selling and administrative expenses increased as a percentage of sales to 70.6% from 61.9% during the same period one year ago due primarily to decreased sales, the impairment of goodwill and increased costs to support international expansion.

Depreciation and Amortization

	52 weeks ended
Dollars in thousands	April 27, 2013	% Sales	April 28, 2012	% Sales
B&N Retail	$148,855	3.3%	$162,693	3.4%
B&N College	46,849	2.7%	45,343	2.6%
NOOK	31,430	6.2%	24,631	4.6%

Total Depreciation and Amortization	$227,134	3.3%	$232,667	3.3%

Depreciation and amortization decreased $5.5 million, or 2.4%, to $227.1 million in fiscal 2013 from $232.7 million in fiscal 2012. This decrease was primarily attributable to store closings and fully depreciated assets, partially offset by additional capital expenditures.

Operating Profit (Loss)

	52 weeks ended
Dollars in thousands	April 27, 2013	% Sales	April 28, 2012	% Sales
B&N Retail	$227,235	5.0%	$161,136	3.3%
B&N College	64,609	3.7%	70,604	4.0%
NOOK	(511,848)	(100.9)%	(286,343)	(53.8)%

Total Operating Loss	$(220,004)	(3.2)%	$(54,603)	(0.8)%

The Company’s consolidated operating loss increased $165.4 million, or 302.9%, to an operating loss of $220.0 million in fiscal 2013 from an operating loss of $54.6 million in fiscal 2012. This increase was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 weeks ended
Dollars in thousands	April 27, 2013	April 28, 2012	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$35,345	$35,304	0.1%

Net interest expense and amortization of deferred financing fees remained flat at $35.3 million in fiscal 2013, as interest related to the Microsoft Commercial Agreement financing transaction was offset by lower average borrowings.

Income Taxes

	52 weeks ended
Dollars in thousands	April 27, 2013	Effective Rate	April 28, 2012	Effective Rate
Income Taxes	$(97,543)	38.2%	$(25,067)	27.9%

Income tax benefit in fiscal 2013 was $(97.5) million compared with income tax benefit of $(25.1) million in fiscal 2012. The Company’s effective tax rate increased to 38.2% in fiscal 2013 compared with 27.9% in fiscal 2012. The higher effective tax rate in fiscal 2013 was due primarily to a significant increase in R&D tax credits and a significant decrease in the impact of non-deductible compensation partly offset by an increase in tax reserves and a reduction in the state tax rate.

The Company evaluates the realizability of the deferred tax assets on a quarterly basis. As part of this evaluation the Company reviews all evidence both positive and negative to determine if a valuation allowance is needed. At the end of the year, the Company was in a cumulative loss position but this negative evidence was outweighed by the positive evidence available and no valuation allowance, other than those previously recorded against particular deferred assets, is recorded. The Company’s review of positive evidence included the review of feasible tax planning strategies that may be implemented and the reversal of temporary items. The Company monitors the need for the additional valuation allowance at each quarter in the future and if the negative evidence outweighs the positive evidence an allowance will be recorded.

Net Earnings (Loss)

	52 weeks ended
Dollars in thousands	April 27, 2013	Diluted EPS	April 28, 2012	Diluted EPS
Net Loss	$(157,806)	$(3.02)	$(64,840)	$(1.34)

As a result of the factors discussed above, the Company reported a consolidated net loss of $(157.8) million (or $3.02 per diluted share) during fiscal 2013, compared with consolidated net loss of $(64.8) million (or $1.34 per diluted share) during fiscal 2012.

52 Weeks Ended April 28, 2012 Compared with 52 Weeks Ended April 30, 2011

Sales

The following table summarizes the Company’s sales for the 52 weeks ended April 28, 2012 and April 30, 2011:

	52 weeks ended
Dollars in thousands	April 28, 2012	% Total	April 30, 2011	% Total
B&N Retail	$4,852,913	68.1%	$4,926,834	70.4%
B&N College	1,743,662	24.4%	1,778,159	25.4%
NOOK	933,471	13.1%	695,182	9.9%
Elimination	(400,847)	(5.6)%	(401,610)	(5.7)%

Total Sales	$7,129,199	100.0%	$6,998,565	100.0%

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

•	The elimination represents sales from NOOK to B&N Retail and B&N College on a sell through basis.

In fiscal 2012, the Company closed 14 Barnes & Noble stores, bringing its total number of Barnes & Noble stores to 691 with 18.0 million square feet. In fiscal 2012, the Company added 32 B&N College stores and closed 21, ending the period with 647 B&N College stores. As of April 28, 2012, the Company operated 1,338 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

	52 weeks ended
Dollars in thousands	April 28, 2012	% Sales	April 30, 2011	% Sales
B&N Retail	$3,398,773	70.0%	$3,491,365	70.9%
B&N College	1,348,351	77.3%	1,394,690	78.4%
NOOK	865,406	92.7%	712,807	102.5%
Elimination	(400,847)	(42.9)%	(401,610)	(57.8)%

Total Cost of Sales and Occupancy	$5,211,683	73.1%	$5,197,252	74.3%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, management service agreement costs with schools, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy increased $14.4 million, or 0.3%, to $5.21 billion, in fiscal 2012 from $5.20 billion in fiscal 2011. Cost of sales and occupancy decreased as a percentage of sales to 73.1% in fiscal 2012 from 74.3% in fiscal 2011. The decrease by segment is as follows:

•

B&N Retail cost of sales and occupancy decreased as a percentage of sales to 70.0% in fiscal 2012 from 70.9% in fiscal 2011. This decrease was primarily attributable to sales mix, higher product margins and lower occupancy costs.

•

B&N College cost of sales and occupancy decreased as a percentage of sales to 77.3% in fiscal 2012 from 78.4% in fiscal 2011. This decrease was primarily driven by a larger mix of higher margin textbook rentals.

•

NOOK cost of sales and occupancy decreased as a percentage of sales to 92.7% in fiscal 2012 from 102.5% in fiscal 2011. This decrease was primarily attributable to higher device margins and a heavier mix of higher margin digital content.

Gross Margin

	52 weeks ended
Dollars in thousands	April 28, 2012	% Sales	April 30, 2011	% Sales
B&N Retail	$1,454,140	30.0%	$1,435,469	29.1%
B&N College	395,311	22.7%	383,469	21.6%
NOOK	68,065	12.8%	(17,625)	(6.0)%

Total Gross Margin	$1,917,516	26.9%	$1,801,313	25.7%

The Company’s consolidated gross margin increased $116.2 million, or 6.5%, to $1.92 billion, in fiscal 2012 from $1.80 billion in fiscal 2011. This increase was due to the matters discussed above.

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

Depreciation and amortization increased $4.0 million, or 1.8%, to $232.7 million in fiscal 2012 from $228.6 million in fiscal 2011. This increase was primarily attributable to amortization of intellectual property assets purchased from Borders and additional capital expenditures.

Operating Profit (Loss)

	52 weeks ended
Dollars in thousands	April 28, 2012	% Sales	April 30, 2011	% Sales
B&N Retail	$161,136	3.3%	$102,592	2.1%
B&N College	70,604	4.0%	70,298	4.0%
NOOK	(286,343)	(53.8)%	(229,689)	(78.2)%

Total Operating Loss	$(54,603)	(0.8)%	$(56,799)	(0.8)%

The Company’s consolidated operating loss decreased $2.2 million, or 3.9%, to an operating loss of $54.6 million in fiscal 2012 from an operating loss of $56.8 million in fiscal 2011. This decrease was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 weeks ended
Dollars in thousands	April 28, 2012	April 30, 2011	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$35,304	$57,350	(38.4)%

Net interest expense and amortization of deferred financing fees decreased $22.0 million, to $35.3 million in fiscal 2012 from $57.3 million in fiscal 2011. This decrease was primarily due to more favorable rates on the 2011 Amended Credit Facility under the Company’s credit facility, lower borrowings driven by the Liberty investment, payment of a short-term note in December 2010 and a $6.6 million write-off of deferred financing fees in the prior fiscal year related to the amendment of the Company’s credit facility.

Income Taxes

	52 weeks ended
Dollars in thousands	April 28, 2012	Effective Rate	April 30, 2011	Effective Rate
Income Taxes	$(25,067)	27.9%	$(45,276)	39.7%

Income tax benefit in fiscal 2012 was $25.1 million compared with income tax benefit of $45.3 million in fiscal 2011. The Company’s effective tax rate decreased to 27.9% in fiscal 2012 compared with 39.7% in fiscal 2011. The lower effective tax rate in fiscal 2012 was due primarily to additions to the tax reserve and a permanent tax charge related to current and prior year compensation.

Net Loss Attributable to Noncontrolling Interests

Net loss attributable to noncontrolling interests was $0.04 million in fiscal 2011 and relates to the 50% outside interest in Begin Smart LLC (Begin Smart).

During fiscal 2011, the Company purchased the remaining 50% outside interest in Begin Smart for $0.3 million. 100% of Begin Smart results of operations for the period subsequent to the Begin Smart acquisition date were included in the consolidated financial statements.

Net Earnings (Loss) Attributable to Barnes & Noble, Inc.

	52 weeks ended
Dollars in thousands	April 28, 2012	Diluted EPS	April 30, 2011	Diluted EPS
Net Loss Attributable to Barnes & Noble, Inc.	$(64,840)	$(1.34)	$(68,836)	$(1.22)

As a result of the factors discussed above, the Company reported a consolidated net loss of $64.8 million (or $1.34 per diluted share) during fiscal 2012, compared with consolidated net loss of $68.8 million (or $1.22 per diluted share) during fiscal 2011.

Seasonality

The B&N Retail business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during its third fiscal quarter, which includes the holiday selling season.

The B&N College business is highly seasonal, with the major portion of sales and operating profit realized during the second and third fiscal quarters, when college students generally purchase and rent textbooks for the upcoming semesters. Revenues from textbook rentals, which primarily occur at the beginning of the semester, are recognized over the rental period.

The NOOK business, like that of many technology companies, is impacted by the launch of new products and the promotional efforts to support those new products, as well as the traditional retail holiday selling seasonality.

Liquidity and Capital Resources

The primary sources of the Company’s cash are net cash flows from operating activities, funds available under its senior credit facility, cash received and committed in the formation of NOOK Media, cash received from the Pearson strategic investment in NOOK Media and short-term vendor financing.

The Company’s cash and cash equivalents were $160.5 million as of April 27, 2013, compared with $54.1 million as of April 28, 2012.

The Company has arrangements with third-party manufacturers to produce its NOOK® products. These manufacturers procure and assemble unfinished parts and components from third-party suppliers based on forecasts provided by the Company. Given production lead times, commitments are generally made far in advance of finished product delivery. The holiday sales shortfall resulted in higher than anticipated levels of unfinished goods. As a result, the Company is in negotiations with certain vendors for purchase commitments totaling approximately $55.0 million. Based on current negotiations and product development plans, the Company has recorded a provision of $13.8 million for commitments which it estimates as the most likely outcome. Future charges may be required based on the final result of these negotiations as well as changes in forecasted sales. The adjustment in NOOK’s hardware strategy is expected to result in the rationalization of its cost structure. The Company expects to incur restructuring charges as a result of this adjustment. These amounts are currently not estimable.

Merchandise inventories decreased $151.1 million, or 9.7%, to $1.411 billion as of April 27, 2013, compared with $1.562 billion as of April 28, 2012. This decrease included lower trade book inventory at B&N Retail, on higher than anticipated core sales trends and improved core inventory management, lower NOOK inventory due to lower net realizable value, partially offset by an increase in inventory at B&N College related primarily to higher general merchandise inventory to support increased sales and new store growth. Receivables, net decreased $20.6 million or 12.1% to $149.4 million as of April 27, 2013, compared to $169.9 million as of April 28, 2012. This decrease was due to lower channel partner receivables. Prepaid expenses and other current assets increased $105.2 million or 47.5% to $326.5 million as of April 27, 2013, compared to $221.3 million as of April 28, 2012. This increase was primarily due to higher short-term deferred taxes and an increase in the textbook rental business. Accounts payable decreased $58.0 million or 6.7% to $805.2 million as of April 27, 2013, compared to $863.2 million as of April 28, 2012. Accounts payable was 57% and 55% of merchandise inventory as of April 27, 2013 and April 28, 2012, respectively. Accrued liabilities decreased $42.9 million or 7.0% to $569.2 million as of April 27, 2013, compared to $612.1 million as of April 28, 2012. This decrease was due to higher reserves for commitments for unfinished goods and promotional allowances partially offset by lower income taxes. Gift card liabilities of the B&N Retail segment increased $19.7 million or 6.1% to $341.0 million as of April 27, 2013, compared to $321.4 million as of April 28, 2012 due to additional gift card sales.

Cash Flow

Cash flows provided by (used in) operating activities were $117.4 million, $(24.1) million and $199.1 million, during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. The increase in cash flows from operating activities in fiscal 2013 from fiscal 2012 was primarily attributable to lower inventory levels.

Capital Structure

On April 27, 2012, the Company entered into an investment agreement among the Company,

Morrison and Microsoft pursuant to which the Company would form NOOK Media, and transfer to NOOK Media the Company’s digital device, digital content and college bookstore businesses and NOOK Media would sell to Morrison, and Morrison would purchase, 300,000 convertible preferred membership interests in NOOK Media for an aggregate purchase price of $300.0 million. On October 4, 2012, NOOK Media was formed and the Company sold to Morrison 300,000 convertible preferred membership interests in NOOK Media for an aggregate purchase price of $300.0 million. The convertible preferred membership interests have a liquidation preference equal to Microsoft’s original investment. Concurrently with its entry into this agreement, the Company has also entered into a commercial agreement with Microsoft, whereby, among other things, NOOK Media has developed and distributed a Windows 8 application for e-reading and digital content purchases, and has entered into an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP. As part of the commercial agreement, for each of the first three years since the launch of the application for Windows 8, NOOK Media received and will continue to receive advance payments of $60.0 million per year from Microsoft. These advance payments are subject to deferral under certain circumstances. Under its partnership agreements with Microsoft, the Company previously disclosed that it expected to be selling content in 10 international markets by June 30, 2013. While substantial progress has been made towards meeting the target expansion requirement, the Company now expects expansion into these 10 markets to be accomplished by the end of 2013. This delay may entitle Microsoft to defer a portion of advance payments until the target expansion requirement is met. Microsoft has paid and is obligated to continue to pay to NOOK Media $25.0 million each year for the first five years of the term for purposes of assisting NOOK Media in acquiring local digital reading content and technology development in the performance of NOOK Media’s obligations under the commercial agreement. Under the terms of this transaction, NOOK Media was debt-free at inception, except for trade accounts payable and other working capital requirements. Under the limited liability company agreement of NOOK Media, no distributions may be made by NOOK Media without Morrison’s approval.

On December 21, 2012, NOOK Media entered into an agreement with a subsidiary of Pearson to make a strategic investment in NOOK Media. That transaction closed on January 22, 2013, and Pearson invested approximately $89.5 million of cash in NOOK Media at a post-money valuation of approximately $1.789 billion in exchange for convertible preferred membership interests representing a 5% equity stake in NOOK Media. Following the closing of the transaction, the Company owns approximately 78.2% of NOOK Media and Microsoft, which holds convertible preferred membership interests, owns approximately 16.8%. The convertible preferred membership interests have a liquidation preference equal to the original investment. In addition, NOOK Media granted warrants to Pearson to purchase up to an additional 5% of NOOK Media under certain conditions at a pre-money valuation of NOOK Media of approximately $1.789 billion.

At closing, NOOK Media and Pearson entered into a commercial agreement with respect to distributing Pearson content in connection with this strategic investment.

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204.0 million in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock will be convertible, at the option of the holders, into shares of Common Stock, based on the initial conversion rate. The initial conversion rate reflects an initial conversion price of $17.00 and is subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock is equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock to be paid quarterly and subject to adjustment in certain circumstances.

On September 30, 2009, in connection with the closing of the acquisition of B&N College (the Acquisition), the Company issued the sellers (i) a senior subordinated note (the Senior Seller Note) in the principal amount of $100.0 million, with interest of 8% per annum payable on the unpaid principal amount, which was paid on December 15, 2010 in accordance to its scheduled date, and (ii) a junior subordinated note (the Junior Seller Note) in the principal amount of $150.0 million, payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount. Pursuant to a settlement agreed to on June 13, 2012, the sellers have agreed to waive their right to receive $22.8 million in principal amount (and interest on such principal amount) of the Junior Seller Note.

On April 29, 2011, the Company entered into an amended and restated credit agreement (the 2011 Amended Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, which amended and restated the credit agreement (the 2009 Credit Agreement) entered into on September 30, 2009 with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders. Under the 2011 Amended Credit Agreement, Lenders are providing up to $1.0 billion in aggregate commitments under a five-year asset-backed revolving credit facility (the 2011 Amended Credit Facility), which is secured by eligible inventory with the ability to include eligible real estate and accounts receivable and related assets. Borrowings under the 2011 Amended Credit Agreement are limited to a specified percentage of eligible inventories with the ability to include eligible real estate, accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the 2011 Amended Credit Agreement). In addition, the Company has the option to request an increase in commitments under the 2011 Amended Credit Agreement by up to $300.0 million, subject to certain restrictions.

The 2011 Amended Credit Agreement requires Availability (as defined in the 2011 Amended Credit Agreement) to be greater than the greater of (i) 10% of the Loan Cap (as defined in the 2011 Amended Credit Agreement) and (ii) $50.0 million. In addition, the 2011 Amended Credit Agreement contains covenants that limit, among other things, the Company’s ability to incur indebtedness, create liens, make investments, make restricted payments, merge or acquire assets, dispose of assets, and contains default provisions that are typical for this type of financing, among other things. Proceeds from the 2011 Amended Credit Agreement are used for general corporate purposes, including seasonal working capital needs.

As a result of the 2011 Amended Credit Agreement, $6.6 million of deferred financing fees related to the 2009 Credit Agreement were written off in fiscal 2011, and included in net interest expenses. The remaining unamortized deferred costs of $16.3 million and new charges of $10.2 million relating to the Company’s 2011 Amended Credit Facility were deferred and are being amortized over the five-year term of the 2011 Amended Credit Facility.

On April 27, 2012, the Company entered into an amendment to the 2011 Amended Credit Agreement in order to permit the transactions contemplated by the investment agreement among the Company, Morrison and Microsoft and to make certain other changes to the Company’s 2011 Amended Credit Agreement in connection therewith. On December 21, 2012, the Company entered into an amendment to the 2011 Amended Credit Agreement to permit the transactions contemplated by the investment agreement between NOOK Media and a subsidiary of Pearson and make certain other changes to the Company’s 2011 Amended Credit Agreement in connection therewith. On April 26, 2013, the Company entered into a letter amendment to the 2011 Amended Credit Agreement in order to amend the definition of Consolidated EBITDA contained therein to exclude the impact of inventory charges in the fiscal quarter ended January 26, 2013 from the calculation of Consolidated EBITDA. The 2011 Amended Credit Agreement, as amended and modified to date, is hereinafter referred to as the 2013 Amended Credit Facility.

On June 24, 2013, the Company entered into an amendment to its existing credit agreement with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders party thereto in order to amend the restricted payments covenant contained therein.

Selected information related to the Company’s credit facilities (in thousands):

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Credit facility at period end	$77,000	324,200	313,100
Average balance outstanding during the period	$214,702	306,038	338,971
Maximum borrowings outstanding during the period	$462,900	582,000	622,800
Weighted average interest rate during the period (a)	5.56%	4.71%	6.23%
Interest rate at end of period	4.93%	3.32%	5.13%

(a)	Includes commitment fees.

Fees expensed with respect to the unused portion of the credit facilities were $3.8 million, $3.3 million and $5.5 million during fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

The Company had $33.9 million of outstanding letters of credit under the 2013 Amended Credit Facility as of April 27, 2013 compared with $37.4 million as of April 28, 2012.

The Company has no agreements to maintain compensating balances.

Capital Investment

Capital expenditures were $165.8 million, $163.6 million and $110.5 million during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. Capital expenditures planned for fiscal 2014 primarily relate to the Company’s digital initiatives, build-out of its Palo Alto facilities, new stores, eCommerce improvements, maintenance of existing stores and system enhancements for the retail and college stores. Fiscal 2014 capital expenditure levels are expected to be comparable to fiscal 2013, although commitment to many of such expenditures has not yet been made.

Based upon the Company’s current operating levels and capital expenditures for fiscal 2014, management believes cash and cash equivalents on hand, net cash flows from operating activities, cash received and committed in the formation of NOOK Media, short-term vendor financing and the borrowing capacity under the 2013 Amended Credit Facility will be sufficient to meet the Company’s normal working capital and debt service requirements for at least the next twelve months. The Company regularly evaluates its capital structure and conditions in the financing markets to ensure it maintains adequate flexibility to successfully execute its business plan.

On May 15, 2007, the Company announced that its Board of Directors authorized a stock repurchase program for the purchase of up to $400.0 million of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2.5 million as of April 27, 2013.

Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of April 27, 2013, the Company has repurchased 34,078,089 shares at a cost of approximately $1.1 billion under its stock repurchase programs. The repurchased shares are held in treasury.

On December 29, 2011, the Company sold its distribution facility located in South Brunswick, New Jersey for $18.0 million, which resulted in a loss of $2.2 million.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of April 27, 2013 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$77.0	$—	$—	$77.0	$—
Capital lease obligations	2.0	1.0	1.0	—	—
Operating lease obligations (a)	1,837.0	413.8	642.6	436.7	343.9
Purchase obligations (b)	133.0	99.0	31.6	2.4	—
Interest obligations (c)	33.3	17.9	15.4	—	—
Other long-term liabilities reflected on the Company’s balance sheet under GAAP (d)	127.3	—	127.3	—	—

Total	$2,209.6	$531.7	$817.9	$516.1	$343.9

(a)	Excludes obligations under store leases for insurance, taxes and other maintenance costs, which obligations totaled approximately 16% of the minimum rent payments under those leases.

(b)	Includes hardware and software maintenance contracts and inventory purchase commitments.

(c)	Represents commitment fees related to the Company’s 2013 Amended Credit Facility and interest obligations on the Seller Notes issued in connection with the Acquisition.

(d)	Excludes $31.5 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 10 to the Notes to Consolidated Financial Statements.

See also Note 9 to the Notes to Consolidated Financial Statements for information concerning the Company’s Pension and Postretirement Plans.

Off-Balance Sheet Arrangements

As of April 27, 2013, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

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

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale or shipment, other than those with multiple elements and FOB destination point shipping terms. Certain of the Company sales agreements with these distribution partners contain rights of inspection or acceptance provisions as is standard in the Company’s industry. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience and industry standards. ECommerce revenue from sales of products ordered through the Company’s internet site is recognized upon delivery and receipt of the shipment by its customers. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

In accordance with ASC 605-25, Revenue Recognition, Multiple Element Arrangements and Accounting Standards Updates (ASU) 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK® device revenue is recognized at the segment point of sale.

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

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 2% and 6%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of April 27, 2013 and April 28, 2012 was $15.3 million and $19.8 million, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

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

The Company rents both physical and digital textbooks. Revenue from physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue for digital textbooks is deferred and recognized over the rental period commencing the earlier of when the textbook has been downloaded or one year from point of sale.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under both the first-in, first-out (FIFO) basis and the last-in, first-out (LIFO) basis. B&N College’s textbook and trade book inventories are valued using the LIFO method, where the related reserve was not material to the recorded amount of the Company’s inventories or results of operations at April 27, 2013. NOOK merchandise inventories are recorded based on the average cost method.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on the Company’s history of liquidating non-returnable inventory are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory would have affected net earnings by approximately $1.0 million in fiscal 2013.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if the Company’s estimates regarding shortage rates are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual shortage rates would have affected net earnings by approximately $0.5 million in fiscal 2013.

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

Stock-Based Compensation

The calculation of stock-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on traded option volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note 4 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

The Company does not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with the Company’s estimates or assumptions, the Company may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in the Company’s financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in the Company’s stock-based compensation expense for the year ended April 27, 2013 would not have had a material impact on the Company’s results of operations in fiscal 2013.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At April 27, 2013, the Company had $584.9 million of property and equipment, net of accumulated depreciation, and $233.2 million of amortizable intangible assets, net of amortization, accounting for approximately 21.9% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $4.2 million, $11.7 million and $2.9 million during fiscal 2013, fiscal 2012 and fiscal 2011, respectively, and are related to individual store locations. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would not have had a material impact on the Company’s results of operations in fiscal 2013.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 27, 2013, the Company had $495.5 million of goodwill and $314.7 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 21.7% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets (ASC 350-30), requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the B&N Retail, B&N College and NOOK reporting units, as of that date, exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets and determined that no impairment was necessary. Changes in market conditions, among other factors, could have a material impact on these estimates. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate goodwill and unamortizable intangible asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would have no impact on the Company’s evaluation of goodwill and unamortizable intangible assets, except for the Company’s publishing contracts.

During the fourth quarter of 2013, the Company has determined that goodwill impairment indicators arose in its NOOK reporting unit as recurring losses have led to revisions in its strategic plans. As a result, during the fourth quarter of fiscal 2013, the Company recorded a non-cash goodwill impairment charge of $18.3 million in selling and administrative expenses, which represented all the goodwill in the NOOK reporting unit.

Publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given recent declines in the physical book business, these contracts were at risk of impairment as of its most recent impairment testing date and may be at risk in the future if declines in sales continue. A 10% decrease in Sterling sales trends would have resulted in a $0.7 million impairment charge on the Company’s results of operations in fiscal 2013.

In fiscal 2013, the Company decided to shut down the operations of Tikatok. Tikatok was an online platform where parents and their children and others can write, illustrate and publish stories into hardcover and paperback books. This decision resulted in an impairment charge of $2.0 million, including the write-off of goodwill of $1.9 million and intangible assets of $0.03 million during the second quarter of fiscal 2013. The effect of Tikatok operations is not material to the overall results of the Company.

Gift Cards

The Company sells gift cards which can be used in its stores or on barnesandnoble.com. The Company does not charge administrative or dormancy fees on gift cards, and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. The Company recognized gift card breakage of $23.9 million, $29.3 million and $25.9 million during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. The Company had gift card liabilities of $341.0 million and $321.4 million as of April 27, 2013 and April 28, 2012, respectively. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to recognize revenue associated with gift cards. However, if estimates regarding the Company’s history of gift card breakage are incorrect, it may be exposed to losses or gains that could be material. A 10% change in the Company’s gift card breakage rate at April 27, 2013 would have affected net earnings by approximately $1.5 million in fiscal 2013.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position. A 1% variance in the Company’s effective tax rate would not have had a material impact to the Company’s results of operations in fiscal 2013.

Disclosure Regarding Forward-Looking Statements

This report contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to Barnes & Noble that are based on the beliefs of the management of Barnes & Noble as well as assumptions made by and information currently available to the management of Barnes & Noble. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “will,” “forecasts,” “projections,” and similar expressions, as they relate to Barnes & Noble or the management of Barnes & Noble, identify forward-looking statements.

Such statements reflect the current views of Barnes & Noble with respect to future events, the outcome of which is subject to certain risks, including, among others, the general economic environment and consumer spending patterns, decreased consumer demand for Barnes & Noble’s products, low growth or declining sales and net income due to various factors, risk that international expansion will not be successfully achieved or may be achieved later than expected, possible disruptions in Barnes & Noble’s computer systems, telephone systems or supply chain, possible risks associated with data privacy, information security and intellectual property, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible risks that inventory in channels of distribution may be larger than able to be sold, possible risks associated with reducing the extent of internal manufacturing and design of devices, including possible reduction in sales of content, accessories and other merchandise and other adverse financial impacts, possible risk that component parts will be rendered obsolete or otherwise not be able to be effectively utilized in devices to be sold, possible risk that financial and operational forecasts and projections are not achieved, possible risk that returns from consumers or channels of distribution may be greater than estimated, the risk that the expected sales lift from Borders’ store closures is not achieved in whole or part, the risk that digital sales growth is less than expectations and the risk that it does not exceed the rate of investment spend, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of Barnes & Noble’s online, digital and other initiatives, the performance and successful integration of acquired businesses, the success of Barnes & Noble’s strategic investments, unanticipated increases in merchandise, component or occupancy costs, unanticipated adverse litigation results or effects, product and component shortages, the potential adverse impact on the business resulting from the review of a potential separation of the NOOK digital business, the risk that the transactions with Microsoft and Pearson do not achieve the expected benefits for the parties including the risk that NOOK Media’s applications are not commercially successful or that the expected distribution of those applications is not achieved, the risk that any subsequent spin-off, split-off or other disposition by Barnes

& Noble of its interest in NOOK Media or other separation of Barnes & Noble’s businesses results in adverse impacts on Barnes & Noble or NOOK Media (including as a result of termination of agreements and other adverse impacts), the potential impact on Barnes & Noble’s retail business of any separation, the potential tax consequences for Barnes & Noble and its shareholders of a subsequent spin-off, split-off or other disposition by Barnes & Noble of its interest in NOOK Media or other separation of Barnes & Noble’s businesses, the risk that the international expansion contemplated by the relationship with Microsoft or otherwise is not successful or is delayed, the risk that NOOK Media is not able to perform its obligations under the Microsoft commercial agreement, including with respect to the development of applications and international expansion, and the consequences thereof, the costs and disruptions arising out of any such separation of the NOOK digital and College businesses or other separation of Barnes & Noble’s businesses, the risk that Barnes & Noble may not recoup its investments in the NOOK digital business as part of any separation transaction, the risks, difficulties, and uncertainties that may result from the separation of businesses that were previously co-mingled including necessary ongoing relationships, and potential for adverse customer impacts and other factors which may be outside of Barnes & Noble’s control, including those factors discussed in detail in Item 1A, “Risk Factors,” in Barnes & Noble’s Annual Report on Form 10-K, and in Barnes & Noble’s other filings made hereafter from time to time with the SEC. Our forward looking statements relating to international expansion are also subject to the following risks, among others that may affect the introduction, success and timing of the NOOK eReader and content in countries outside the United States: we may not be successful in reaching agreements with international companies, the terms of agreements that we reach may not be advantageous to us, our NOOK device may require technological changes to comply with applicable laws, and marketplace acceptance and other companies have already entered the marketplace with products that have achieved some customer acceptance.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to Barnes & Noble or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. Barnes & Noble undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Annual Report.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2013	Fiscal 2012	Fiscal 2011
		Restated, Note 2	Restated, Note 2
Sales	$6,839,005	7,129,199	6,998,565
Cost of sales and occupancy	5,156,499	5,211,683	5,197,252

Gross profit	1,682,506	1,917,516	1,801,313

Selling and administrative expenses	1,675,376	1,739,452	1,629,465
Depreciation and amortization	227,134	232,667	228,647

Operating loss	(220,004)	(54,603)	(56,799)
Interest expense, net and amortization of deferred financing fees	(35,345)	(35,304)	(57,350)

Loss before income taxes	(255,349)	(89,907)	(114,149)
Income taxes (benefit)	(97,543)	(25,067)	(45,276)

Net loss	(157,806)	(64,840)	(68,873)
Net loss attributable to noncontrolling interests	—	—	37

Net loss attributable to Barnes & Noble, Inc.	$(157,806)	(64,840)	(68,836)

Loss attributable to Barnes & Noble, Inc.
Loss	$(157,806)	(64,840)	(68,873)
Less loss attributable to noncontrolling interests	—	—	37

Net loss attributable to Barnes & Noble, Inc.	$(157,806)	(64,840)	(68,836)

Basic loss per common share

Net loss attributable to Barnes & Noble, Inc.	$(3.02)	(1.34)	(1.22)

Diluted loss per common share

Net loss attributable to Barnes & Noble, Inc.	$(3.02)	(1.34)	(1.22)

Weighted average common shares outstanding
Basic	58,247	57,337	56,588
Diluted	58,247	57,337	56,588

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Fiscal 2013	Fiscal 2012	Fiscal 2011
		Restated, Note 2	Restated, Note 2
Net loss	$(157,806)	(64,840)	(68,873)
Other comprehensive earnings (loss), net of tax:
(Increase) decrease in minimum pension liability (net of deferred tax benefit (expense) of $38, $3,336 and ($1,055) respectively)	(57)	(5,005)	1,582

Total comprehensive loss	(157,863)	(69,845)	(67,291)
Comprehensive loss attributable to noncontrolling interest	—	—	37

Total comprehensive loss attributable to Barnes & Noble, Inc.	$(157,863)	(69,845)	(67,254)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	April 27, 2013	April 28, 2012
		Restated, Note 2
Assets
Current assets:
Cash and cash equivalents	$160,470	54,131
Receivables, net	149,369	169,947
Merchandise inventories, net	1,410,769	1,561,841
Prepaid expenses and other current assets	326,527	221,324

Total current assets	$2,047,135	2,007,243

Property and equipment:
Land and land improvements	2,541	2,541
Buildings and leasehold improvements	1,224,384	1,196,764
Fixtures and equipment	1,883,504	1,784,492

	3,110,429	2,983,797
Less accumulated depreciation and amortization	2,525,520	2,361,142

Net property and equipment	584,909	622,655

Goodwill	495,496	519,685
Intangible assets, net	547,931	564,054
Other noncurrent assets	57,065	61,062

Total assets	$3,732,536	3,774,699

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$805,194	863,223
Accrued liabilities	569,240	612,119
Gift card liabilities	341,036	321,362

Total current liabilities	1,715,470	1,796,704

Long-term debt	77,000	324,200
Deferred taxes	231,215	242,748
Other long-term liabilities	419,946	366,503
Redeemable Preferred Shares; $.001 par value; 5,000 shares authorized; 204 and 204 shares issued, respectively	193,535	192,273
Preferred Membership Interests in NOOK Media, LLC	381,627	—
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 92,784 and 91,376 shares issued, respectively	93	91
Additional paid-in capital	1,383,848	1,340,909
Accumulated other comprehensive loss	(16,692)	(16,635)
Retained earnings	410,349	586,188
Treasury stock, at cost, 34,078 and 33,722 shares, respectively	(1,063,855)	(1,058,282)

Total shareholders’ equity	713,743	852,271

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$3,732,536	3,774,699

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)	Barnes & Noble, Inc. Shareholders’ Equity
	Noncontrolling Interest	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at May 1, 2010 as previously reported	$1,550	89	1,286,215	(13,212)	681,082	(1,052,356)	$903,368
Revision to prior period financial statements (see Note 2)	—	—	—	—	95,503	—	95,503

Balance at May 1, 2010 as restated	1,550	89	1,286,215	(13,212)	776,585	(1,052,356)	998,871
Net loss as restated, Note 2	(37)	—	—	—	(68,836)	—	(68,873)
Minimum pension liability, net of tax	—	—	—	1,582	—	—	1,582
Purchase of noncontrolling interest	(1,513)	—	1,213	—	—	—	(300)
Exercise of 1,024 common stock options	—	1	17,232	—	—	—	17,233
Stock options and restricted stock tax benefits	—	—	(2,375)	—	—	—	(2,375)
Stock-based compensation expense	—	—	20,978	—	—	—	20,978
Cash dividend paid to stockholders	—	—	—	—	(44,783)	—	(44,783)
Treasury stock acquired, 125 shares	—	—	—	—	—	(1,836)	(1,836)

Balance at April 30, 2011	—	90	1,323,263	(11,630)	662,966	(1,054,192)	920,497
Net loss as restated, Note 2	—	—	—	—	(64,840)	—	(64,840)
Minimum pension liability, net of tax	—	—	—	(5,005)	—	—	(5,005)
Exercise of 92 common stock options	—	1	1,096	—	—	—	1,097
Stock options and restricted stock tax benefits	—	—	(4,225)	—	—	—	(4,225)
Stock-based compensation expense	—	—	20,775	—	—	—	20,775
Accretive dividend on preferred stockholders	—	—	—	—	(894)	—	(894)
Accrued/paid dividends for preferred stockholders	—	—	—	—	(11,044)	—	(11,044)
Treasury stock acquired, 313 shares	—	—	—	—	—	(4,090)	(4,090)

Balance at April 28, 2012	$—	91	1,340,909	(16,635)	586,188	(1,058,282)	$852,271

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands)	Barnes & Noble, Inc. Shareholders’ Equity
	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at April 28, 2012	$91	1,340,909	(16,635)	586,188	(1,058,282)	$852,271
Net loss as restated, Note 2	—	—	—	(157,806)	—	(157,806)
Minimum pension liability, net of tax	—	—	(57)	—	—	(57)
Reduction of junior note	—	24,292	—	—	—	24,292
Deferred tax adjustment	—	1,270	—	—	—	1,270
Exercise of 279 common stock options	2	3,398	—	—	—	3,400
Stock options and restricted stock tax benefits	—	(6,208)	—	—	—	(6,208)
Stock-based compensation expense	—	20,187	—	—	—	20,187
Accretive dividend on preferred stockholders	—	—	—	(2,266)	—	(2,266)
Accrued/paid dividends for preferred stockholders	—	—	—	(15,767)	—	(15,767)
Treasury stock acquired, 356 shares	—	—	—	—	(5,573)	(5,573)

Balance at April 27, 2013	$93	1,383,848	(16,692)	410,349	(1,063,855)	$713,743

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year (In thousands)	Fiscal 2013	Fiscal 2012	Fiscal 2011
		Restated, Note 2	Restated, Note 2
Cash flows from operating activities:
Net loss	$(157,806)	(64,840)	(68,873)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	232,604	238,048	244,734
Stock-based compensation expense	20,187	20,775	20,978
Non-cash impairment charges	24,473	11,747	2,857
Deferred taxes	(118,893)	(37,570)	1,614
(Gain) loss on disposal of property and equipment	(750)	2,590	893
Increase (decrease) in other long-term liabilities	24,985	(30,072)	(55,143)
Changes in operating assets and liabilities, net	92,591	(164,790)	52,012

Net cash flows provided by (used in) operating activities	117,391	(24,112)	199,072

Cash flows from investing activities:
Purchases of property and equipment	(165,835)	(163,552)	(110,502)
Net increase in other noncurrent assets	(5,745)	(13,326)	(1,466)
Other investing activities, net	(4,100)	—	—
Proceeds from sale of distribution center	—	18,000	—
Purchase of Borders Group, Inc. intellectual property	—	(14,528)	—
Fictionwise earn-out payments	—	—	(7,508)
Purchase of non-controlling interest	—	—	(300)

Net cash flows used in investing activities	(175,680)	(173,406)	(119,776)

Cash flows from financing activities:
Net proceeds from issuance of Preferred Membership interests	380,623	—	—
Net proceeds from Microsoft Commercial Agreement financing arrangement	48,706	—	—
Net (decrease) increase in credit facility	(247,200)	11,100	52,700
Proceeds from exercise of common stock options	3,400	1,097	17,233
Purchase of treasury stock	(5,573)	(4,090)	(1,836)
Excess tax benefit from stock-based compensation	439	193	34
Cash dividends paid to shareholders	(15,767)	(7,081)	(44,783)
Net proceeds from issuance of Series J preferred stock	—	191,379	—
Payment of new deferred financing fees	—	(378)	(10,180)
Payment of short term note payable	—	—	(100,000)
Payment received for Calendar Club note receivable	—	—	6,000

Net cash flows provided by (used in) financing activities	164,628	192,220	(80,832)

Net decrease in cash and cash equivalents	106,339	(5,298)	(1,536)
Cash and cash equivalents at beginning of year	54,131	59,429	60,965

Cash and cash equivalents at end of year	$160,470	54,131	59,429

Changes in operating assets and liabilities, net:
Receivables, net	$20,578	(19,653)	(43,718)
Merchandise inventories	151,072	(186,479)	(5,251)
Prepaid expenses and other current assets	(105,203)	(59,388)	19,889
Accounts payable and accrued liabilities	26,144	100,730	81,092

Changes in operating assets and liabilities, net	$92,591	(164,790)	52,012

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Fiscal Year	Fiscal 2013	Fiscal 2012	Fiscal 2011
(In thousands)
Supplemental cash flow information:
Cash paid (received) during the period for:
Interest paid	$24,925	28,298	45,604
Income taxes (net of refunds)	$3,822	1,613	(41,681)
Supplemental disclosure of subsidiaries acquired:
Assets acquired (net of cash acquired)	$—	—	1,513
Liabilities assumed	—	—	1,213

Cash paid	$—	—	300

Non-cash financing activity:
Accrued dividend on redeemable preferred shares	$3,942	3,963	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended April 27, 2013 (fiscal 2013), April 28, 2012 (fiscal 2012) and April 30, 2011 (fiscal 2011).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, one of the nation’s largest booksellers,3 is a leading content, commerce and technology company providing customers easy and convenient access to books, magazines, newspapers and other content across its multi-channel distribution platform. As of April 27, 2013, the Company operated 1,361 bookstores in 50 states, including 686 bookstores on college campuses, one of the Web’s largest eCommerce sites and develops digital content products and software. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership and fuel sales growth across multiple channels.

Of the 1,361 bookstores, 675 operate primarily under the Barnes & Noble Booksellers® trade name. Barnes & Noble College Booksellers, LLC (B&N College) operates 686 college bookstores at colleges and universities across the United States. Barnes & Noble Retail (B&N Retail) operates the 675 retail bookstores. B&N Retail also includes the Company’s eCommerce site, and Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment includes the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital newsstand, apps, movies and sales of NOOK® devices and accessories to third party distribution partners, B&N Retail and B&N College.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, textbooks and course-related materials, NOOK®4 and related accessories, bargain books, magazines, gifts, emblematic apparel and gifts, school and dorm supplies, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on barnesandnoble.com. The Company also offers a textbook rental option to its customers, electronic textbooks and other course materials through a proprietary digital platform (NOOK Study™). The Company offers its customers a full suite of textbook options – new, used, digital and rental.

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. The Company has three operating segments: B&N Retail, B&N College and NOOK.

[3]	Based upon sales reported in trade publications and public filings.
[4]

Any reference to NOOK® include the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, NOOK Simple Touch™, NOOK Tablet™, NOOK Simple Touch with GlowLight™, NOOK® HD and NOOK® HD+ eReader devices, and each of which include the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under both the first-in, first-out (FIFO) basis and the last-in, first-out (LIFO) basis. B&N College’s textbook and trade book inventories are valued using the LIFO method, where the related reserve was not material to the recorded amount of the Company’s inventories or results of operations at April 27, 2013. NOOK merchandise inventories are recorded based on the average cost method.

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

During fiscal 2013, the Company recorded $222,235 of additional inventory related charges, of which $175,872 was charged against inventory, $13,800 against purchase commitments and the remainder related to sales allowances, as the holiday sales shortfall resulted in higher than anticipated levels of finished and unfinished goods. Additional provisions may be required if the Company adopts more aggressive short-term promotional strategies, units turn at slower than historical paces, or permanent price markdowns accelerate.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

leases. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. Costs incurred in purchasing management information systems are capitalized and included in property and equipment. These costs are amortized over their estimated useful lives from the date the systems become operational.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At April 27, 2013, the Company had $584,909 of property and equipment, net of accumulated depreciation, and $233,195 of amortizable intangible assets, net of amortization, accounting for approximately 21.9% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $4,168, $11,747 and $2,857 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively, and are related to individual store locations.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 27, 2013, the Company had $495,496 of goodwill and $314,736 of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 21.7% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2013. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the B&N Retail, B&N College and NOOK reporting units as of that date exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During the fourth quarter of 2013, the Company has determined that goodwill impairment indicators arose in its NOOK reporting unit as recurring losses have led to revisions in its strategic plans. As a result, during the fourth quarter of fiscal 2013, the Company recorded a non-cash goodwill impairment charge of $18,332 in selling and administrative expenses, which represented all the goodwill in the NOOK reporting unit.

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

In fiscal 2013, the Company decided to shut down the operations of Tikatok. Tikatok was an online platform where parents and their children and others can write, illustrate and publish stories into hardcover and paperback books. This decision resulted in an impairment charge of $1,973, including the write-off of goodwill of $1,947 and intangible assets of $26 during the second quarter of fiscal 2013. The effect of Tikatok operations is not material to the overall results of the Company.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of April 27, 2013 and April 28, 2012 were $16,297 and $21,522, respectively. Amortization expense included in interest and amortization of deferred financing fees was $5,470, $5,381 and $16,087 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale or shipment, other than those with multiple elements and FOB destination point shipping terms. The Company’s shipping terms are FOB destination point. Certain of the Company sales agreements with these distribution partners contain rights of inspection or acceptance provisions as is standard in the Company’s industry. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience and industry standards. ECommerce revenue from sales of products ordered through the Company’s internet site is recognized upon delivery and receipt of the shipment by its customers. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

In accordance with ASC 605-25, Revenue Recognition, Multiple Element Arrangements and Accounting Standards Updates (ASU) 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK® device revenue is recognized at the segment point of sale.

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

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 2% and 6%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of April 27, 2013 and April 28, 2012 was $15,331 and $19,785, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

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

The Company rents both physical and digital textbooks. Revenue from physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue for digital textbooks is deferred and recognized over the rental period commencing the earlier of when the textbook has been downloaded or one year from point of sale.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $110,878, $116,388 and $73,417 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising and other programs, including payments for product placement in stores, catalogs and online. In accordance with ASC 605-50-25-10, Customer’s Accounting for Certain Consideration Received from a Vendor, the Company classifies certain co-op advertising received as a reduction in costs of sales and occupancy. The gross co-op advertising expenses noted above were completely offset by allowances received from vendors and the excess allowances received were recorded as a reduction of cost of goods sold or inventory, as appropriate.

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $5,006, $551 and $3,899 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings (Loss) Per Common Share

Basic earnings per share represent net earnings (loss) attributable to common shareholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of the Company’s outstanding stock options. The Company’s unvested restricted shares, unvested restricted stock units and common shares issuable under the Company’s deferred compensation plan are deemed participating securities and are excluded from the dilutive impact of common equivalent shares outstanding under the two-class method since these shares are entitled to participate in dividends declared on common shares. Under the two-class method, earnings (loss) attributable to unvested restricted shares, unvested restricted stock units and common shares issuable under the Company’s deferred compensation plan are excluded from net earnings (loss) attributable to common shareholders for purposes of calculating basic and diluted earnings (loss) per common share. See Note 8 for further information regarding the calculation of basic and diluted earnings (loss) per common share.

Income Taxes

The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

laws that are expected to be in effect when the differences reverse. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance, if determined to be necessary.

Stock-Based Compensation

The calculation of stock-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on traded option volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note 4 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Gift Cards

The Company sells gift cards which can be used in its stores or on barnesandnoble.com. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. The Company recognized gift card breakage of $23,929, $29,284 and $25,904 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. The Company had gift card liabilities of $341,036 and $321,362 as of April 27, 2013 and April 28, 2012, respectively.

Reclassifications

Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2013 presentation.

The Company reclassified $47,026 from other long-term liabilities to accrued liabilities related to the current portion of deferred rent and tenant allowances on the April 28, 2012 balance sheet for comparative purposes to conform with the fiscal 2013 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The reporting periods ended April 27, 2013, April 28, 2012 and April 30, 2011 all contained 52 weeks.

2.	Restatement of Prior Period Financial Statements

The Company has restated its previously reported consolidated financial statements for the years ended April 28, 2012 and April 30, 2011, including the opening stockholders’ equity balance, in order to correct certain previously reported amounts.

In fiscal 2013, management determined that the Company had incorrectly overstated certain accruals for the periods prior to April 27, 2013, as a result of inadequate controls over its Distribution Center accrual reconciliation process. In accordance with ASC 250-10-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (ASC 250), the Company recorded an adjustment to decrease cost of sales by $6,700 ($4,027 after tax) and $8,460 ($5,084 after tax) to correctly present the statement of operations for fiscal 2012 and 2011, respectively. The Company also decreased accounts payable by $89,500 and $96,200 at April 30, 2011 and April 28, 2012, respectively; increased income taxes payable included in Accrued Liabilities in the consolidated Balance Sheets by $14,939 and $18,598 at April 30, 2011 and April 28, 2012, respectively; and increased retained earnings by $74,561 and $78,588, net of tax at April 30, 2011 and April 28, 2012, respectively.

In addition, in reviewing the Company’s components of deferred income tax assets and liabilities, management determined that deferred income tax liability in the amount of $26,026, net, was related to a transaction in which gain was reported for both accounting and tax purposes prior to 2010. Accordingly, management concluded that this deferred income tax liability should be reversed. In accordance with ASC 250, the Company recorded an adjustment to decrease deferred tax liability and increase retained earnings by $26,026 at May 1, 2010. The cumulative effect of these adjustments increased previously reported retained earnings by $95,503 at May 1, 2010.

In fiscal 2013, management determined that the Company had not accrued a tenant allowance related to one of its properties in fiscal 2012. The Company recorded an adjustment to increase receivable, net and other long-term liabilities by $9,450 in fiscal 2012.

The following tables set forth the correction to each of the individual affected line items in the consolidated balance sheets as of April 30, 2011 and April 28, 2012 and the consolidated statement of operations for fiscal 2011 and 2012. The restated amounts presented below reflect the impact of these corrections, as well as adjustments of $52,072 and $47,026 related to the current portion of deferred rent and tenant allowances on the April 30, 2011 and April 28, 2012 balance sheet, respectively. The Company did not present tables for the adjustments within the consolidated cash flow statement since all of the adjustments were within the operating section of the consolidated cash flow statement. The above corrections and adjustments did not effect total cash flows from operating activities, financing activities or investing activities for any period presented.

The financial information included in the accompanying financial statements and notes thereto reflect the affects of the corrections and other adjustments described in the preceding discussion and tables.

Balance Sheet Data:	As of April 30, 2011
(In thousands, except per share data)	As Previously Reported	Corrections	Other Adjustments	Restated
Assets
Current assets:
Cash and cash equivalents	$59,429	—	—	$59,429
Receivables, net	150,294	—	—	150,294
Merchandise inventories, net	1,375,362	—	—	1,375,362
Prepaid expenses and other current assets	161,936	—	—	161,936

Total current assets	$1,747,021	—	—	$1,747,021

Property and equipment:
Land and land improvements	8,617	—	—	8,617
Buildings and leasehold improvements	1,204,108	—	—	1,204,108
Fixtures and equipment	1,670,488	—	—	1,670,488

	2,883,213	—	—	2,883,213
Less accumulated depreciation and amortization	2,178,562	—	—	2,178,562

Net property and equipment	704,651	—	—	704,651

Goodwill	524,113	—	—	524,113
Intangible assets, net	566,578	—	—	566,578
Other noncurrent assets	54,103	—	—	54,103

Total assets	$3,596,466	—	—	$3,596,466

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$949,010	(89,500)	—	$859,510
Accrued liabilities	474,575	14,939	52,072	541,586
Gift card liabilities	311,092	—	—	311,092

Total current liabilities	1,734,677	(74,561)	52,072	1,712,188

Long-term debt	313,100	—	—	313,100
Deferred taxes	280,132	(26,026)	—	254,106
Other long-term liabilities	448,647	—	(52,072)	396,575
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 90,465 shares issued	90	—	—	90
Additional paid-in capital	1,323,263	—	—	1,323,263
Accumulated other comprehensive loss	(11,630)	—	—	(11,630)
Retained earnings	562,379	100,587	—	662,966
Treasury stock, at cost, 33,410 shares	(1,054,192)	—	—	(1,054,192)

Total Shareholders’ equity	819,910	100,587	—	920,497

Commitments and contingencies	—	—	—	—

Total liabilities and shareholders’ equity	$3,596,466	—	—	$3,596,466

Balance Sheet Data:	As of April 28, 2012
(In thousands, except per share data)	As Previously Reported	Corrections	Other Adjustments	Restated
Assets
Current assets:
Cash and cash equivalents	$54,131	—	—	$54,131
Receivables, net	160,497	9,450	—	169,947
Merchandise inventories, net	1,561,841	—	—	1,561,841
Prepaid expenses and other current assets	221,324	—	—	221,324

Total current assets	$1,997,793	9,450	—	$2,007,243

Property and equipment:
Land and land improvements	2,541	—	—	2,541
Buildings and leasehold improvements	1,196,764	—	—	1,196,764
Fixtures and equipment	1,784,492	—	—	1,784,492

	2,983,797	—	—	2,983,797
Less accumulated depreciation and amortization	2,361,142	—	—	2,361,142

Net property and equipment	622,655	—	—	622,655

Goodwill	519,685	—	—	519,685
Intangible assets, net	564,054	—	—	564,054
Other noncurrent assets	61,062	—	—	61,062

Total assets	$3,765,249	9,450	—	$3,774,699

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$959,423	(96,200)	—	$863,223
Accrued liabilities	546,495	18,598	47,026	612,119
Gift card liabilities	321,362	—	—	321,362

Total current liabilities	1,827,280	(77,602)	47,026	1,796,704

Long-term debt	324,200	—	—	324,200
Deferred taxes	268,774	(26,026)	—	242,748
Other long-term liabilities	405,065	8,464	(47,026)	366,503
Redeemable Preferred Shares; $.001 par value; 5,000 shares authorized; 204 shares issued	192,273	—	—	192,273

Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 91,376 shares issued	91	—	—	91
Additional paid-in capital	1,340,909	—	—	1,340,909
Accumulated other comprehensive loss	(16,635)	—	—	(16,635)
Retained earnings	481,574	104,614	—	586,188
Treasury stock, at cost, 33,722 shares	(1,058,282)	—	—	(1,058,282)

Total Shareholders’ equity	747,657	104,614	—	852,271

Commitments and contingencies	—	—	—	—

Total liabilities and shareholders’ equity	$3,765,249	9,450	—	$3,774,699

Statement of Operations Data:	Fiscal 2011
	As Previously Reported	Corrections	Restated
(In thousands, except per share data)
Sales	$6,998,565	—	$6,998,565
Cost of sales and occupancy	5,205,712	(8,460)	5,197,252

Gross profit	1,792,853	8,460	1,801,313

Selling and administrative expenses	1,629,465	—	1,629,465
Depreciation and amortization	228,647	—	228,647

Operating income (loss)	(65,259)	8,460	(56,799)
Interest expense, net and amortization of deferred financing fees	(57,350)	—	(57,350)

Income (loss) before income taxes (benefit)	(122,609)	8,460	(114,149)
Income taxes (benefit)	(48,652)	3,376	(45,276)

Net income (loss)	(73,957)	5,084	(68,873)
Net loss attributable to noncontrolling interests	37	—	37

Net income (loss) attributable to Barnes & Noble, Inc.	$(73,920)	5,084	$(68,836)

Diluted income (loss) per common share

Net income (loss) attributable to Barnes & Noble, Inc.	$(1.31)	0.09	$(1.22)

Statement of Operations Data:	Fiscal 2012
	As Previously Reported	Corrections	Restated
(In thousands, except per share data)
Sales	$7,129,199	—	$7,129,199
Cost of sales and occupancy	5,218,383	(6,700)	5,211,683

Gross profit	1,910,816	6,700	1,917,516

Selling and administrative expenses	1,739,452	—	1,739,452
Depreciation and amortization	232,667	—	232,667

Operating income (loss)	(61,303)	6,700	(54,603)
Interest expense, net and amortization of deferred financing fees	(35,304)	—	(35,304)

Income (loss) before income taxes (benefit)	(96,607)	6,700	(89,907)
Income taxes (benefit)	(27,740)	2,673	(25,067)

Net income (loss)	$(68,867)	4,027	$(64,840)

Diluted income (loss) per common share

Net income (loss)	$(1.41)	0.07	$(1.34)

3.	Credit Facility

On April 29, 2011, the Company entered into an amended and restated credit agreement (the 2011 Amended Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, which amended and restated the credit agreement (the 2009 Credit Agreement) entered into on September 30, 2009 with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders. Under the 2011 Amended Credit Agreement, Lenders are providing up to $1,000,000 in aggregate commitments under a five-year asset-backed revolving credit facility, which is secured by eligible inventory with the ability to include eligible real estate and accounts receivable and related assets. Borrowings under the 2011 Amended Credit Agreement are limited to a specified percentage of eligible inventories and accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the 2011 Amended Credit Agreement). In addition, the Company has the option to request an increase in commitments under the 2011 Amended Credit Agreement by up to $300,000, subject to certain restrictions.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As a result of the 2011 Amended Credit Agreement, $6,580 of deferred financing fees related to the 2009 Credit Agreement were written off in fiscal 2011, and included in net interest expenses. The remaining unamortized deferred costs of $16,341 and new charges of $10,180 relating to the Company’s 2011 Amended Credit Facility were deferred and are being amortized over the five-year term of the 2011 Amended Credit Facility.

On April 27, 2012, the Company entered into an amendment the 2011 Amended Credit Agreement in order to permit the transactions contemplated by the investment agreement among the Company, Morrison Investment Holdings, Inc. (Morrison), and Microsoft Corporation (Microsoft) and to make certain other changes to the Company’s 2011 Amended Credit Agreement in connection therewith. On December 21, 2012, the Company entered into an amendment the 2011 Amended Credit Agreement in order to permit the transactions contemplated by the investment agreement between NOOK Media LLC (NOOK Media) and a subsidiary of Pearson plc (Pearson) and make certain other changes to the Company’s 2011 Amended Credit Agreement in connection therewith. On April 26, 2013, the Company entered into a letter amendment to the 2011 Amended Credit Agreement in order to amend the definition of Consolidated EBITDA contained therein to exclude the impact of inventory charges in the fiscal quarter ended January 26, 2013 from the calculation of Consolidated EBITDA. The 2011 Amended Credit Agreement, as amended and modified to date, is hereinafter referred to as the 2013 Amended Credit Facility.

On June 24, 2013, the Company entered into an amendment to its existing credit agreement with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders party thereto in order to amend the restricted payments covenant contained therein.

Selected information related to the Company’s credit facilities:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Credit facility at period end	$77,000	324,200	313,100
Average balance outstanding during the period	$214,702	306,038	338,971
Maximum borrowings outstanding during the period	$462,900	582,000	622,800
Weighted average interest rate during the period (a)	5.56%	4.71%	6.23%
Interest rate at end of period	4.93%	3.32%	5.13%

(a)	Includes commitment fees.

Fees expensed with respect to the unused portion of the credit facilities were $3,794, $3,343 and $5,466 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. The Company had $33,904 of outstanding letters of credit under the 2013 Amended Credit Facility as of April 27, 2013 compared with $37,399 as of April 28, 2012.

The Company has no agreements to maintain compensating balances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	Stock-Based Compensation

The Company maintains four share-based incentive plans: the 1996 Incentive Plan, the 2004 Incentive Plan, the 2009 Incentive Plan and the Amended and Restated 2009 Incentive Plan. Prior to June 2, 2009, the Company issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, the Company’s shareholders approved the 2009 Incentive Plan. Under the 2009 Incentive Plan, the Company has issued restricted stock units, restricted stock and stock options. On September 11, 2012, the Company’s shareholders approved the Amended and Restated 2009 Incentive Plan. Under the Amended and Restated 2009 Incentive Plan, the Company has issued restricted stock units, restricted stock and stock options. The maximum number of shares issuable under the Amended and Restated 2009 Incentive Plan is 1,700,000, plus shares that remain available under the Company’s shareholder-approved 2009 and 2004 Incentive Plan. At April 27, 2013, there were approximately 2,567,842 shares of common stock available for future grants under the Amended and Restated 2009 Incentive Plan.

A restricted stock award is an award of common stock that is subject to certain restrictions during a specified period. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the shares before the restricted shares vest. Shares of unvested restricted stock have the same voting rights as common stock, are entitled to receive dividends and other distributions thereon and are considered to be currently issued and outstanding. The Company’s restricted stock awards vest over a period of one to four years. The Company expenses the cost of the restricted stock awards, which is determined to be the fair market value of the shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock is determined based on the closing price of the Company’s common stock on the grant date.

A restricted stock unit is a grant valued in terms of the Company’s common stock, but no stock is issued at the time of grant. The restricted stock units may be redeemed for one share of common stock each once vested. Restricted stock units are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the units except in very limited circumstances and with the consent of the compensation committee. Shares of unvested restricted stock units have no voting rights but are entitled to receive dividends and other distributions thereon. The Company’s restricted stock units vest over a period of one to four years. The Company expenses the cost of the restricted stock units, which is determined to be the fair market value of the shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock unit is determined based on the closing price of the Company’s common stock on the grant date.

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

The weighted average assumptions relating to the valuation of the Company’s stock options for fiscal years 2013 and 2012 are shown below. No stock options were granted during fiscal 2011.

Fiscal Year	2013	2012
Weighted average fair value of grants	$7.80	$9.85
Volatility	86.13%	78.52%
Risk-free interest rate	0.67%	0.92%
Expected life	5 years	5 years
Expected dividend yield	0.00%	0.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, May 1, 2010	5,498	$20.19	3.49 years	$13,782
Exercised	(1,024)	16.83
Forfeited	(598)	20.57

Balance, April 30, 2011	3,876	21.02	3.40 years	—
Granted	1,563	15.70
Exercised	(92)	11.89
Forfeited	(1,487)	21.86

Balance, April 28, 2012	3,860	18.76	5.70 years	$574
Granted	515	11.64
Exercised	(279)	12.20
Forfeited	(720)	20.19

Balance, April 27, 2013	3,376	$17.91	6.24 years	$7,331

Vested and expected to vest in the future at April 27, 2013	3,295	$17.96	6.19 years	$7,139
Exercisable at April 27, 2013	1,304	$22.19	2.42 years	$580
Available for grant at April 27, 2013	2,568

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. Total intrinsic value of options exercised for fiscal 2013, fiscal 2012 and fiscal 2011 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $1,206, $521 and $124, respectively.

As of April 27, 2013, there was $14,738 of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. That expense is expected to be recognized over a weighted average period of 2.6 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, May 1, 2010	2,330	$24.15
Granted	684	16.65
Vested	(435)	27.99
Forfeited	(154)	24.76

Balance, April 30, 2011	2,425	21.31
Granted	83	13.23
Vested	(1,073)	22.78
Forfeited	(51)	21.52

Balance, April 28, 2012	1,384	19.68
Granted	60	11.52
Vested	(866)	20.49
Forfeited	(293)	19.24

Balance, April 27, 2013	285	$15.91

Total fair value of shares of restricted stock that vested during fiscal 2013, fiscal 2012 and fiscal 2011 was $13,447, $14,067 and $6,163, respectively. As of April 27, 2013, there was $2,359 of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 1.1 years.

The following table presents a summary of the Company’s restricted stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 30, 2011	—	$—
Granted	969	16.64
Forfeited	(5)	18.59

Balance, April 28, 2012	964	16.63
Granted	1,029	16.29
Vested	(13)	15.31
Forfeited	(102)	18.01

Balance, April 27, 2013	1,878	$16.38

Total fair value of shares of restricted stock units that vested during fiscal 2013 was $205. No restricted stock units were granted prior to fiscal 2012 and there were no vestings during fiscal 2012. As of April 27, 2013, there was $26,236 of unrecognized stock-based compensation expense related to nonvested restricted stock units. That cost is expected to be recognized over a weighted average period of 3.1 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For fiscal 2013, fiscal 2012 and fiscal 2011, stock-based compensation expense of $20,187, $20,775 and $20,978, respectively, is included in selling and administrative expenses.

5.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	April 27, 2013	April 28, 2012
Trade accounts	$69,627	91,476
Credit/debit card receivables	33,776	36,042
Other receivables	45,966	42,429

Total receivables, net	$149,369	169,947

6.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred rent, obligations under a junior seller note related to the acquisition of B&N College and the Microsoft Commercial Agreement financing transaction (see Note 21 and 12, respectively). The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is classified as deferred rent. Other long-term liabilities also include accrued pension liabilities, store closing expenses and long-term deferred revenues. The Company had the following long-term liabilities at April 27, 2013 and April 28, 2012:

	April 27, 2013	April 28, 2012
Deferred rent	$149,934	182,313
Junior Seller Note (see Note 21)	127,250	150,000
Microsoft Commercial Agreement financing transaction (see Note 12)	52,642	—
Tax liabilities and reserves	54,068	—
Other	36,052	34,190

Total long-term liabilities	$419,946	366,503

7.	Fair Values of Financial Instruments

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

Level 1 –	Observable inputs that reflect quoted prices in active markets

Level 2 –	Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3 –	Unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table presents the changes in Level 3 contingent consideration liability:

Acquisition of Fictionwise
Beginning balance, May 1, 2010	$7,265
Payments	(7,508)
Losses	243

Balance, April 30, 2011, April 28, 2012 and April 27, 2013	$—

The Company’s financial instruments include cash, receivables, gift cards, accrued liabilities, accounts payable and preferred membership interests warrants. The fair values of cash, receivables and accounts payable approximates carrying values because of the short-term nature of these instruments. The Company believes that its credit facility approximates fair value since interest rates are adjusted to reflect current rates. The Company believes that the terms and conditions of the junior seller note are consistent with comparable market debt issues. The fair value of the preferred membership interests warrants was determined using the Monte Carlo simulation method (see Note 13).

8.	Net Earnings (Loss) Per Share

In accordance with ASC 260-10-45, Share-Based Payment Arrangements and Participating Securities and the Two-Class Method, the Company’s unvested restricted shares, unvested restricted stock units and shares issuable under the Company’s deferred compensation plan are considered participating securities. During periods of net income, the calculation of earnings per share for common stock are reclassified to exclude the income attributable to the unvested restricted shares, unvested restricted stock units and shares issuable under the Company’s deferred compensation plan from the numerator and exclude the dilutive impact of those shares from the denominator. Diluted earnings per share for fiscal year 2013 was calculated using the two-class method for stock options, restricted stock and restricted stock units and the if-converted method for the preferred stock.

During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. Due to the net loss during fiscal 2013 and 2012, participating securities in the amounts of 2,859,084 and 3,462,508, respectively, were excluded in the calculation of loss per share using the two-class method because the effect would be antidilutive. The Company’s outstanding stock options and accretion/payments of dividends on preferred shares were also excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following is a reconciliation of the Company’s basic and diluted earnings per share calculation:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Numerator for basic loss per share:
Loss attributable to Barnes & Noble, Inc.	$(157,806)	(64,840)	(68,873)
Preferred stock dividends	(15,767)	(11,044)	—
Accretion of dividends on preferred stock	(2,266)	(894)	—

Net loss available to common shareholders	$(175,839)	(76,778)	(68,873)
Numerator for diluted loss per share:
Net loss available to common shareholders	$(175,839)	(76,778)	(68,873)
Denominator for basic and diluted loss per share:
Basic weighted average common shares	58,247	57,337	56,588
Basic loss per common share
Net loss attributable to Barnes & Noble, Inc. available for common shareholders	$(3.02)	(1.34)	(1.22)
Diluted loss per common share
Net loss attributable to Barnes & Noble, Inc. available for common shareholders	$(3.02)	(1.34)	(1.22)

9.	Employees’ Retirement and Defined Contribution Plans

As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively, and the Pension Plan will continue to hold assets and pay benefits. The actuarial assumptions used to calculate pension costs are reviewed annually. Pension expense was $2,836, $1,970 and $2,558 for fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $15,902, $15,273 and $14,212 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993. Total Company contributions charged to employee benefit expenses for the Postretirement Plan were $0, $150 and $150 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.	Income Taxes

The Company files a consolidated federal return with all subsidiaries owned 80% or more. Income tax provisions (benefits) for fiscal 2013, fiscal 2012 and fiscal 2011 are as follows:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Current:
Federal	$18,270	8,574	(44,859)
State	2,594	3,929	(2,031)
Foreign	486	—	—

Total current	21,350	12,503	(46,890)

Deferred:
Federal	(93,684)	(28,504)	8,057
State	(25,209)	(9,066)	(6,443)

Total deferred	(118,893)	(37,570)	1,614

Total	$(97,543)	(25,067)	(45,276)

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.9	4.4	4.8
Changes to unrecognized tax benefits	(5.7)	(0.3)	(1.2)
Excess 162(m) limitation	(1.8)	(9.8)	—
Research Tax Credits	7.4	—	—
Other, net	(0.6)	(1.4)	1.1

Effective income tax rate	38.2%	27.9%	39.7%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The tax effects of temporary differences that give rise to significant components of the Company’s deferred tax assets and liabilities as of April 27, 2013 and April 28, 2012 are as follows:

	April 27, 2013	April 28, 2012
Deferred tax assets:
Current deferred tax assets:
Estimated accrued liabilities	$129,408	88,823
Inventory	82,785	19,674
Insurance liability	9,642	11,105
Valuation allowances – current	(4,926)	—

Total current deferred tax assets	216,909	119,602

Non-current deferred tax assets:
Loss and credit carryovers	59,493	75,817
Lease transactions	33,427	30,043
Pension	12,330	11,953
Stock-based compensation	8,740	9,946
Investments in equity securities	1,590	1,282
Other	1,817	—
Valuation allowances – non-current	(2,607)	—

Total non-current deferred tax assets	114,790	129,041

Total deferred tax assets	331,699	248,643

Deferred tax liabilities:
Current deferred tax liabilities:
Prepaid expenses	(7,015)	(7,827)

Total current deferred tax liabilities	(7,015)	(7,827)

Non-current deferred tax liabilities:
Goodwill and intangible asset amortization	(216,182)	(233,322)
Investment in Barnes & Noble.com	(79,034)	(69,025)
Depreciation	(50,790)	(63,216)
Other	—	(6,226)

Total non-current deferred tax liabilities	(346,006)	(371,789)

Total deferred tax liabilities	(353,021)	(379,616)

Net deferred tax liabilities	$(21,322)	(130,973)

Balance sheet caption reported in:
Prepaid expenses and other current assets	$209,893	111,775
Deferred tax liabilities	(231,215)	(242,748)

Net deferred tax liabilities	$(21,322)	(130,973)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At April 27, 2013, and based on its tax year ended January 2013, the Company had federal and state net operating loss carryforwards (NOLs) of approximately $67,000 that are available to offset taxable income beginning in the current period and that expire beginning in 2018 through 2022, the utilization of which is limited to approximately $6,700 on an annual basis. NOLs not used during a particular period may be carried forward to future years, though not beyond the expiration years. Additionally, the Company had approximately $132,000 of state NOLs that have no annual limitation and expire beginning in 2030 through 2031. The Company had net federal and state tax credits totaling $18,000, of which $11,000 has an indefinite life.

As of April 27, 2013, the Company had $31,460 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2013, fiscal 2012 and fiscal 2011 is as follows:

Balance at May 1, 2010	$15,268
Additions for tax positions of the current period	1,809
Additions for tax positions of prior periods	1,199
Reductions due to settlements	(508)
Other reductions for tax positions of prior periods	(1,053)

Balance at April 30, 2011	$16,715

Additions for tax positions of prior periods	993
Reductions due to settlements	(228)
Other reductions for tax positions of prior periods	(448)

Balance at April 28, 2012	$17,032

Additions for tax positions of the current period	3,189
Additions for tax positions of prior periods	16,931
Reductions due to settlements	(924)
Other reductions for tax positions of prior periods	(4,768)

Balance at April 27, 2013	$31,460

The Company’s continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. As of April 27, 2013 and April 28, 2012, the Company had accrued $6,593 and $3,919, respectively, for net interest and penalties, which is included in the $31,460 and $17,032 of unrecognized tax benefits noted above. The change in the amount accrued for net interest and penalties includes $5,665 in additions for net interest and penalties recognized in income tax expense in the Company’s fiscal 2013 statement of operations.

As of April 27, 2013, the Company has not provided for deferred taxes on the excess of financial reporting over the tax basis of investments in certain foreign subsidiaries because we plan to reinvest such earnings indefinitely outside the United States. If these earnings were repatriated in the future, additional income and withholding tax expense would be incurred. Due to complexities in the laws of the foreign jurisdictions and the assumptions that would have to be made, it is not practicable to estimate the total amount of income taxes that would have to be provided on such earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from fiscal 2007 and forward. Some earlier years remain open for a small minority of states.

11.	Intangible Assets and Goodwill

		As of April 28, 2012
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	5-25	$271,938	$(32,398)	$239,540
Author contracts	10	18,461	(17,049)	1,412
Technology	5-10	5,850	(2,427)	3,423
Distribution contracts	10	8,325	(4,932)	3,393
Other	3-10	6,178	(4,628)	1,550

		$310,752	$(61,434)	$249,318

Unamortizable intangible assets
Trade name				$293,400
Publishing contracts				21,336

				$314,736

Total amortizable and unamortizable intangible assets				$564,054

		As of April 27, 2013
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	5-25	$271,938	$(48,040)	$223,898
Technology	5-10	10,710	(4,456)	6,254
Distribution contracts	10	8,325	(6,370)	1,955
Other	3-10	6,338	(5,250)	1,088

		$297,311	$(64,116)	$233,195

Unamortizable intangible assets
Trade name				$293,400
Publishing contracts				21,336

				$314,736

Total amortizable and unamortizable intangible assets				$547,931

All amortizable intangible assets are being amortized over their useful life on a straight-line basis, with the exception of certain items such as customer relationships and other acquired intangibles, which are amortized on an accelerated basis.

Aggregate Amortization Expense:
For the 52 weeks ended April 27, 2013	$21,426
For the 52 weeks ended April 28, 2012	$18,415
For the 52 weeks ended April 30, 2011	$14,512

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Estimated Amortization Expense:
(12 months ending on or about April 30)
2014	$17,356
2015	$14,861
2016	$11,334
2017	$11,060
2018	$10,790

On October 17, 2011, the Company finalized the purchase of certain intellectual property assets from the Borders Group, Inc. Chapter 11 Bankruptcy for $14,528 including acquisition related fees. These intellectual property assets include a customer list, trade names and URLs. The Company accounted for the transaction as an asset purchase, and these assets are included on its consolidated balance sheet as Intangible Assets. The intangible assets are being amortized on an accelerated basis over a three year period, commencing October 17, 2011. Amortization expense related to the acquisition of these assets for fiscal 2013 was $5,145.

The changes in the carrying amount of goodwill by segment for fiscal 2013 are as follows:

	B&N Retail Segment	B&N College Segment	B&N.com Segment	NOOK Segment	Total Company
Balance as of April 30, 2011	$225,336	274,070	24,707	—	$524,113
Benefit of excess tax amortization (a)	—	—	(4,428)	—	(4,428)
Re-allocation of Goodwill (b)	—	—	(20,279)	20,279	—

Balance as of April 28, 2012	$225,336	274,070	—	20,279	$519,685
Benefit of excess tax amortization (a)	(3,910)	—	—	—	(3,910)
Tikatok impairment (see Note 14)	—	—	—	(1,947)	(1,947)
NOOK impairment (c)	—	—	—	(18,332)	(18,332)

Balance as of April 27, 2013	$221,426	274,070	—	—	$495,496

(a)	The tax basis of goodwill arising from an acquisition during the 52 weeks ended January 29, 2005 exceeded the related basis for financial reporting purposes by approximately $96,576. In accordance with ASC 740-10-30, Accounting for Income Taxes, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return.
(b)	Prior to April 28, 2012, the Company reported an operating segment titled B&N.com, which included both its NOOK digital business and eCommerce operations. Due to the increased focus on the digital business and the Company’s ability to review the digital business separate from its eCommerce business, the Company performed an evaluation on the effect of its impact on the identification of operating segments. The assessment considered the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. As a result of this assessment, during the fourth quarter of fiscal 2012, the Company created a new segment titled NOOK to report upon its digital business, moving the eCommerce business into the B&N Retail segment. The Company’s three operating segments are: B&N Retail, B&N College and NOOK. As a result of this evaluation, $20,279 of goodwill was re-allocated between B&N.com and NOOK segments.
(c)	During the fourth quarter of 2013, the Company has determined that goodwill impairment indicators arose in its NOOK reporting unit as recurring losses have led to revisions in its strategic plans. As a result, during the fourth quarter of fiscal 2013, the Company recorded a non-cash goodwill impairment charge of $18,332 in selling and administrative expenses, which represented all the goodwill in the NOOK reporting unit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.	Microsoft Investment

On April 27, 2012, the Company entered into an investment agreement between the Company, Morrison, and Microsoft pursuant to which the Company would form a Delaware limited liability company (NOOK Media), and transfer to NOOK Media the Company’s digital device, digital content and college bookstore businesses and NOOK Media would sell to Morrison, and Morrison would purchase, 300,000 convertible preferred membership interests in NOOK Media (Series A Preferred) for an aggregate purchase price of $300,000.

Concurrently with its entry into this agreement, the Company also entered into a commercial agreement with Microsoft, pursuant to which, among other things, NOOK Media would develop and distribute a Windows 8 application for e-reading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP.

The parties closed Morrison’s investment in NOOK Media and the commercial agreement became effective on October 4, 2012.

Investment Agreement

Pursuant to the agreement, Microsoft invested $300,000 in NOOK Media in exchange for 300,000 Series A Preferred interests, representing approximately 17.6% of the common membership interest in NOOK Media on an as-converted basis as of closing. Following Microsoft’s investment, the Company retained the common membership interest in NOOK Media, representing approximately 82.4% of the common membership interests in NOOK Media (after giving effect to the conversion of the Series A Preferred interests into common membership interests) as of closing. The investment agreement is classified as temporary equity in the mezzanine section of the balance sheet between liabilities and permanent equity, net of investment fees. The temporary equity designation is due to a potential put feature after five years on the preferred membership interests. The preferred membership interests have a liquidation preference equal to the original investment.

Commercial Agreement

Under the commercial agreement, NOOK Media has developed and will continue to develop certain applications for Windows 8 for purchasing and consumption of digital reading content. The commercial agreement also requires NOOK Media to use its good faith efforts to undertake an international expansion of the digital business.

As part of the commercial agreement, NOOK Media and Microsoft share in the revenues, net of certain items, from digital content purchased from NOOK Media by customers using the NOOK Media Windows 8 applications or through certain Microsoft products and services that may be developed in the future and are designed to interact with the NOOK Media online bookstore. Microsoft has made and will continue to make certain guaranteed advance payments to NOOK Media in connection with such revenue sharing. For each of the first three years after the launch of such application for Windows 8, these advance payments are equal to $60,000 per year. These advance payments are subject to deferral under certain circumstances. Microsoft also has paid and will continue to pay to NOOK Media $25,000 each year for the first five years of the term for purposes of assisting NOOK Media in acquiring local digital reading content and technology development in the performance of NOOK Media’s obligations under the commercial agreement.

The guaranteed advance payments in connection with revenue sharing as well as the amounts received for purposes of assisting NOOK Media in acquiring local digital reading content and technology development received from Microsoft are treated as debt in accordance with ASC 470-10-25-2, Sales of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Future Revenues or Various Other Measures of Income. The Company has estimated the cash flows associated with the commercial agreement and is amortizing the discount on the debt to interest expense over the term of the agreement in accordance with ASC 835-30-35-2, The Interest Method.

Settlement and License Agreement

The patent agreement provides for Microsoft and its subsidiaries to license to the Company and its affiliates certain intellectual property in exchange for royalty payments based on sales of certain devices. Additionally, the Company and Microsoft dismissed certain outstanding patent litigation between the Company, Microsoft and their respective affiliates in accordance with the settlement and license agreement. The Company records the royalty expense upon future NOOK sales in the statement of operations in selling and administrative expenses with no expense or liability for the sale of prior devices.

13.	Pearson

On December 21, 2012, NOOK Media entered into an agreement with a subsidiary of Pearson to make a strategic investment in NOOK Media. That transaction closed on January 22, 2013, and Pearson invested approximately $89,500 of cash in NOOK Media at a post-money valuation of approximately $1,789,000 in exchange for preferred membership interests representing a 5% equity stake in NOOK Media. Following the closing of the transaction, the Company owns approximately 78.2% of the NOOK Media subsidiary and Microsoft, which also holds preferred membership interests, owns approximately 16.8%. The preferred membership interests have a liquidation preference equal to the original investment. In addition, NOOK Media granted warrants to Pearson to purchase up to an additional 5% of NOOK Media under certain conditions at a pre-money valuation of NOOK Media of approximately $1,789,000. The fair value of the preferred membership interests warrant liability was calculated using the Monte Carlo simulation approach.

This methodology values financial instruments whose value is dependent on an underlying total equity value by sampling random paths for the total equity value. The assumptions that are analyzed and incorporated into the model include closing date, valuation date, sales price of the preferred membership interests and warrants, warrant expiration date, time to liquidity event, risk-free rate, volatility, various correlations and the probability of meeting the net sales target. Based on the Company’s analysis, the total fair value of preferred membership interest warrants as of the valuation date was $1,700 and was recorded as a noncurrent asset and a long term liability. The noncurrent asset is being amortized over the vesting period in line with its net sales target.

At closing, NOOK Media and Pearson entered into a commercial agreement with respect to distributing Pearson content in connection with this strategic investment.

14.	Tikatok Impairment Charge

During fiscal 2013, the Company decided to shut down the operations of Tikatok. Tikatok was an online platform where parents and their children and others can write, illustrate and publish stories into hardcover and paperback books. This decision resulted in an impairment charge of $1,973, including the write-off of goodwill of $1,947 and intangible assets of $26 during the second quarter of fiscal 2013. The effect of Tikatok operations is not material to the overall results of the Company.

15.	Liberty Investment

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty), a subsidiary of Liberty Media Corporation, pursuant to which the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

The Preferred Stock does not meet the categories of ASC 480-10, Distinguishing Liabilities from Equity, and is therefore reported as temporary equity for classification purposes. The related issuance costs, which include advisory, legal and accounting fees, of $12,621 were recorded in temporary equity as a reduction of the proceeds from the Liberty investment. The Company will be required to accrete these fees on a straight-line basis as dividends over the ten year term. This is in line with ASC 480-10-S99 for SEC registrants, which requires shares to be classified outside of permanent equity as temporary equity or mezzanine equity when there are events not solely within the control of the issuer that could trigger redemption. The Company has determined that the various embedded options did not require bifurcation from the Preferred Stock. Additionally, the Company concluded that a beneficial conversion feature did not exist as the effective conversion price was greater than the Company’s share price on the commitment date.

16.	Acquisition of Noncontrolling Interest

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

On November 17, 2009, the Board of Directors of the Company declared a dividend, payable to stockholders of record on November 27, 2009 of one right (a Right) per each share of outstanding Common Stock of the Company, par value $0.001 per share (Common Stock), to purchase 1/1000th of a share of Series I Preferred Stock, par value $0.001 per share, of the Company (the Preferred Stock), at a price of $100.00 per share (such amount, as may be adjusted from time to time as provided in the Rights Agreement). In connection therewith, on November 17, 2009, the Company entered into a Rights Agreement, dated November 17, 2009 (as amended February 17, 2010, June 23, 2010, October 29, 2010 and August 18, 2011, the Rights Agreement) with Mellon Investor Services LLC, as Rights Agent. The Rights expired on November 17, 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On May 15, 2007, the Company’s Board of Directors authorized a stock repurchase program for the purchase of up to $400,000 of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2,471 as of April 27, 2013. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of April 27, 2013 the Company has repurchased 34,078,089 shares at a cost of approximately $1,063,854 under its stock repurchase programs. The repurchased shares are held in treasury.

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

The Company leases office space in New York, New York and Palo Alto, California for its NOOK operations.

Rental expense under operating leases is as follows:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Minimum rentals	$413,751	382,386	394,199
Percentage rentals	101,960	107,127	102,735

	$515,711	489,513	496,934

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Future minimum annual rentals, excluding percentage rentals, required under B&N Retail leases that had initial, noncancelable lease terms greater than one year, under B&N College and NOOK leases as of April 27, 2013 are:

Fiscal Year	(a)
2014	$414,765
2015	346,215
2016	297,408
2017	250,765
2018	186,016
After 2018	343,873

$1,839,042

(a)	Includes B&N College capital lease obligations of $997, $742, $232, $39, $0 and $0 for 2014, 2015, 2016, 2017, 2018 and after 2018, respectively.

The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is reflected in other long-term liabilities and accrued liabilities in the accompanying balance sheets.

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

19.	Segment Reporting

The Company’s three operating segments are: B&N Retail, B&N College and NOOK.

B&N Retail

This segment includes 675 bookstores as of April 27, 2013, primarily under the Barnes & Noble Booksellers trade name. The 675 Barnes & Noble stores generally offer a dedicated NOOK® area, a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music, Gift, Magazine and Bargain products. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s e-Commerce website, barnesandnoble.com, and its publishing operation, Sterling Publishing.

B&N College

This segment includes 686 stores as of April 27, 2013, that are primarily school-owned stores operated under contracts by B&N College and include sales of digital content within the higher education marketplace through NOOK Study™. The 686 B&N College stores generally offer new, used, rental and digital textbooks, course-related materials, emblematic apparel and gifts, trade books, computer products, NOOK® products and related accessories, school and dorm supplies, and convenience and café items.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOOK

This segment includes the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital newsstand, apps and sales of NOOK® devices and accessories to third party distribution partners, B&N Retail and B&N College.

Summarized financial information concerning the Company’s reportable segments is presented below:

Sales by Segment	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011
B&N Retail	$4,568,243	$4,852,913	$4,926,834
B&N College	1,763,248	1,743,662	1,778,159
NOOK	780,433	933,471	695,182
Elimination	(272,919)	(400,847)	(401,610)

Total	$6,839,005	$7,129,199	$6,998,565

Sales by Product Line	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011
Media (a)	67%	66%	70%
Digital (b)	12%	15%	11%
Other (c)	21%	19%	19%

Total	100%	100%	100%

Depreciation and Amortization	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011
B&N Retail	$148,855	$162,693	$164,934
B&N College	46,849	45,343	43,148
NOOK	31,430	24,631	20,565

Total	$227,134	$232,667	$228,647

Operating Profit/(Loss)	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011
B&N Retail	$227,235	$161,136	$102,592
B&N College	64,609	70,604	70,298
NOOK	(511,848)	(286,343)	(229,689)

Total	$(220,004)	$(54,603)	$(56,799)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Capital Expenditures	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011
B&N Retail	$51,401	$87,596	$62,299
B&N College	38,760	40,479	35,004
NOOK	75,674	35,477	13,199

Total	$165,835	$163,552	$110,502

Total Assets (d)	As of April 27, 2013	As of April 28, 2012
B&N Retail	$2,169,678	$2,416,318
B&N College	989,748	972,860
NOOK	573,110	385,521

Total	$3,732,536	$3,774,699

(a)	Includes tangible books, music, movies, rentals and newsstand.
(b)	Includes NOOK, related accessories, eContent and warranties.
(c)	Includes Toys & Games, café products, gifts and miscellaneous other.
(d)	Excludes intercompany balances.

A reconciliation of operating profit from reportable segments to income (loss) from continuing operations before taxes in the consolidated financial statements is as follows:

	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012	52 weeks ended April 30, 2011
Reportable segments operating loss	$(220,004)	$(54,603)	$(56,799)
Interest expense, net and amortization of deferred financing costs	(35,345)	(35,304)	(57,350)

Consolidated loss before taxes	$(255,349)	$(89,907)	$(114,149)

20.	Legal Proceedings

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

PATENT LITIGATION

Barnes & Noble, Inc. and its subsidiaries are subject to allegations of patent infringement by various patent holders, including non-practicing entities (NPEs), sometimes referred to as “patent trolls,” who may seek monetary settlements from us, our competitors, suppliers and resellers. In some of these cases, the Company is the sole defendant. In others, the Company is one of a number of defendants. The Company is actively defending a number of patent infringement suits, and several pending claims are in various stages of evaluation. The following cases are among the patent infringement cases pending against the Company:

Barnes & Noble, Inc. and Barnesandnoble.com llc v. LSI Corporation and Agere Systems, Inc.

On June 6, 2011, Barnes & Noble, Inc. filed a complaint against LSI Corporation (LSI) in the United States District Court for the Northern District of California. The complaint sought a declaratory judgment that Barnes & Noble, Inc. does not infringe U.S. Patent Nos. 5,546,420; 5,670,730; 5,862,182; 5,920,552; 6,044,073; 6,119,091; 6,404,732; 6,452,958; 6,707,867 and 7,583,582. Barnes & Noble, Inc. amended the complaint on August 10, 2011 to add barnesandnoble.com llc as a plaintiff, to add Agere Systems, Inc. (Agere) as a defendant, to add a cause of action seeking a declaratory judgment that neither Barnes & Noble, Inc. nor barnesandnoble.com llc infringes U.S. Patent No. 7,477,633, and to add causes of action seeking a declaratory judgment that each of the eleven patents-in-suit is invalid. On November 1, 2011, LSI and Agere answered the amended complaint and asserted counterclaims against Barnes & Noble, Inc. and barnesandnoble.com llc, alleging infringement of the eleven patents-in-suit. On November 28, 2011, Barnes & Noble, Inc. and barnesandnoble.com llc answered the counterclaims and asserted several affirmative defenses, including the defense that seven of the patents-in-suit are unenforceable as a result of standard-setting misconduct. As required by the District Court’s Local Patent Rules, LSI and Agere served their Disclosure of Asserted Claims and Infringement Contentions on July 2, 2012. In that disclosure, LSI and Agere asserted infringement of only six of the eleven patents they had previously accused Barnes & Noble, Inc. and barnesandnoble.com llc of infringing. On January 18, 2013, LSI and Agere notified Barnes & Noble that they were dropping another asserted patent. On May 20, 2013, LSI and Agere filed amended counterclaims, alleging infringement of five additional patents—U.S. Patent Nos. 8,041,394; 5,870,087; 5,568,167; 6,982,663 and 5,452,006. Barnes & Noble, Inc. and barnesandnoble.com llc responded to these amended counterclaims and asserted several affirmative defenses on June 21, 2013. The District Court has set certain pretrial dates in the case, including a claim construction hearing beginning on March 24, 2014. The District Court has not yet set a trial date in the case.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Deep9 Corporation v. Barnes & Noble, Inc. and barnesandnoble.com llc

On January 1, 2011, Deep9 Corporation (Deep9) filed a complaint against Barnes & Noble, Inc. and barnesandnoble.com llc in the United States District Court for the Western District of Washington. The complaint alleges that Barnes & Noble, Inc. and barnesandnoble.com llc infringe U.S. Patent Nos. 5,937,405 and 6,377,951. On February 1, 2011, Barnes & Noble, Inc. and barnesandnoble.com llc filed an answer denying infringement and asserting several affirmative defenses. At the same time, Barnes & Noble, Inc. and barnesandnoble.com llc filed counterclaims seeking a declaratory judgment that neither Barnes & Noble, Inc. nor barnesandnoble.com llc infringes the patents-in-suit and that each of the two patents-in-suit is invalid. The District Court issued an order regarding claim construction on January 10, 2012 and amended that order on January 24, 2012. On September 21, 2012, the District Court granted Barnes & Noble, Inc. and barnesandnoble.com llc’s motion for summary judgment of non-infringement as to both of Deep9’s patents-in-suit, and entered judgment in favor of Barnes & Noble, Inc. and barnesandnoble.com llc. On October 16, 2012, Deep9 filed a notice of appeal to the United States Court of Appeals for the Federal Circuit. After the parties briefed the issues raised in Deep9’s appeal, the Federal Circuit heard oral argument on May 8, 2013. On May 13, 2013, the Federal Circuit issued a summary affirmance in which it affirmed the District Court’s judgment in favor of Barnes & Noble, Inc. and barnesandnoble.com llc.

Technology Properties Limited et al. v. Barnes & Noble Inc., et al.

On July 24, 2012, Technology Properties Limited, LLC, Phoenix Digital Solutions, LLC, and Patriot Scientific Corporation (collectively, TPL) submitted a complaint to the U.S. International Trade Commission (ITC), captioned Certain Wireless Consumer Electronics Devices and Components thereof, Inv. No. 337-TA-853, requesting that the ITC institute an investigation pursuant to Section 337 of the Tariff Act of 1930, as amended. The complaint alleges that the sale for importation into the United States, the importation, and/or the sale within the United States after importation of Barnes & Noble, Inc.’s NOOKTM products infringe certain claims of U.S. Patent No. 5,809,336. The complaint also asserts similar claims against the products of 23 other Respondents. The complaint requests that the ITC issue a permanent exclusion order and a permanent cease-and-desist order with respect to these products. On August 21, 2012, the ITC issued a Notice of Institution of Investigation and delegated authority for factfinding on the public interest to the Administrative Law Judge (ALJ) hearing the case. On September 24, 2012, Barnes & Noble filed a response to the complaint, denying that its products infringe the ‘336 patent and denying that it has engaged in any action that would constitute unlawful sale for importation into the United States, importation, or sale within the United States after importation. Barnes & Noble also asserted ten affirmative defenses. On February 12, 2013, TPL entered into a stipulation in which it agreed that the NOOK Simple Touch, NOOK Simple Touch with GlowLight, NOOK HD, and NOOK HD+ are the only Barnes & Noble products accused of infringement in the investigation; therefore, the NOOK 1st Edition, NOOK Color, and NOOK Tablet products are no longer accused of infringement in the investigation. Fact discovery ended on February 22, 2013. Initial expert reports were submitted on March 27, 2013. Following a Markman hearing on March 5, 2013, the ALJ issued a claim construction order on April 18, 2013. Expert discovery ended on May 1, 2013. On June 3-7, 2013 and June 10-11, 2013, the Administrative Law Judge conducted a hearing in the action. The parties filed their opening post-hearing briefs on June 28, 2013, and filed their reply post-hearing briefs on July 10, 2013. The Administrative Law Judge is scheduled to issue his final initial determination on September 6, 2013. The target date for ITC resolution of the investigation is January 6, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Also on July 24, 2012, TPL filed a complaint against Barnes & Noble, Inc. in the United States District Court for the Northern District of California. The complaint similarly alleges that Barnes & Noble is infringing the ‘336 patent through the importation and sale in the United States of NOOKTM products. The complaint also alleges that Barnes & Noble is infringing two other patents in the same patent family: U.S. Patent No. 5,440,749 and U.S. Patent No. 5,530,890. On September 21, 2012, TPL and Barnes & Noble filed a stipulation agreeing to stay the action pending final resolution of the ITC action. On September 26, 2012, the District Court granted the motion to stay.

Adrea LLC v. Barnes & Noble, Inc., barnesandnoble.com LLC and Nook Media LLC

On June 14, 2013, Adrea LLC filed a complaint against Barnes & Noble, Inc., barnesandnoble.com LLC and Nook Media LLC in the United States District Court for the Southern District of New York alleging that various B&N Nook products and related online services infringe U.S. Patent 7,298,851, U.S. Patent 7,299,501, and U.S. Patent 7,620,703. The current deadline to answer or to otherwise respond is August 9, 2013.

OTHER LITIGATION

Kevin Khoa Nguyen, an individual, on behalf of himself and all others similarly situated v. Barnes & Noble, Inc.

On April 17, 2012, a complaint was filed in the Superior Court for the State of California against the Company. The complaint is styled as a nationwide class action and includes a California state-wide subclass based on alleged cancellations of orders for HP TouchPad Tablets placed on the Company’s website in August 2011. The lawsuit alleges claims for unfair business practices and false advertising under both New York and California state law, violation of the Consumer Legal Remedies Act under California law, and breach of contract. The complaint demands specific performance of the alleged contracts to sell HP TouchPad Tablets at a specified price, injunctive relief, and monetary relief, but does not specify an amount. The Company submitted its initial response to the complaint on May 18, 2012, and moved to compel plaintiff to arbitrate his claims on an individual basis pursuant to a contractual arbitration provision on May 25, 2012. The court denied the Company’s motion to compel arbitration, and the Company appealed that denial to the Ninth Circuit Court of Appeals. The Company filed its opening brief on the appeal on February 11, 2013. The answering brief was filed on April 13, 2013, and the Company’s reply brief was filed on May 23, 2013. The Company has also moved to dismiss the complaint and moved to transfer the action to New York. The court granted the Company’s motion to stay on November 26, 2012, and the action has been stayed pending resolution of the Company’s appeal from the court’s denial of its motion to compel arbitration.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PIN Pad Litigation

As previously disclosed, the Company discovered that PIN pads in certain of its stores had been tampered with to allow criminal access to card data and PIN numbers on credit and debit cards swiped through the terminals. Following public disclosure of this matter on October 24, 2012, the Company was served with four putative class action complaints (three in federal district court in the Northern District of Illinois and one in the Northern District of California), each of which alleged on behalf of national and other classes of customers who swiped credit and debit cards in Barnes & Noble Retail stores common law claims such as negligence, breach of contract and invasion of privacy, as well as statutory claims such as violations of the Fair Credit Reporting Act, state data breach notification statutes, and state unfair and deceptive practices statutes. The actions sought various forms of relief including damages, injunctive or equitable relief, multiple or punitive damages, attorneys’ fees, costs, and interest. All four cases have now been transferred and/or assigned to a single Judge in the United States District Court for the Northern District of Illinois, and a single consolidated amended complaint has been filed. The Company has filed a motion to dismiss the consolidated amended complaint in its entirety. It is uncertain when the Court will render a decision on that motion. It is possible that additional litigation arising out of this matter may be commenced on behalf of customers, banks or other card issuers, payment card companies or stockholders seeking damages allegedly arising out of this incident and other related relief.

The Company also has received inquiries related to this matter from the Federal Trade Commission and eight state attorneys general, all of which have either been closed or have not had any recent activity, and the Company intends to cooperate with them if further activity arises. In addition, payment card companies and associations may impose fines by reason of the tampering and federal or state enforcement authorities may impose penalties or other remedies against the Company.

At this point the Company is unable to predict the developments in, outcome of, and economic and other consequences of pending or future litigation or state and federal inquiries related to this matter.

Dustin Torrez, an individual, on behalf of himself and all others similarly situated v. Barnes & Noble, Inc.

On October 11, 2011, a complaint was filed in the Superior Court for the State of California against the Company. The complaint is styled as a California state-wide class action. It alleges violations of California Civil Code section 1747.08 (the Song-Beverly Credit Card Act of 1971) due to the Company’s alleged improper requesting and recording of zip codes from California customers who used credit cards as payment. The complaint was re-filed in the Superior Court for the State of California on December 23, 2011 as a separate action. The Summons and Complaint have not been served on the Company for either action. On February 10, 2012, the plaintiff filed a request that the action filed in December be dismissed with prejudice.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Lina v. Barnes & Noble, Inc., and Barnes & Noble Booksellers, Inc. et al.

On August 5, 2011, a purported class action complaint was filed against Barnes & Noble, Inc. and Barnes & Noble Booksellers, Inc. in the Superior Court for the State of California making the following allegations against defendants with respect to salaried Store Managers at Barnes & Noble stores located in the State of California from the period of August 5, 2007 to present: (1) failure to pay wages and overtime; (2) failure to pay for missed meal and/or rest breaks; (3) waiting time penalties; (4) failure to pay minimum wage; (5) failure to provide reimbursement for business expenses; and (6) failure to provide itemized wage statements. The claims are generally derivative of the allegation that these salaried managers were improperly classified as exempt from California’s wage and hour laws. The complaint contains no allegations concerning the number of any such alleged violations or the amount of recovery sought on behalf of the purported class. The Company was served with the complaint on August 11, 2011. The parties are currently engaged in pre-certification discovery. The state court has set the following certification motion schedule: Lina’s motion for class certification is due August 12, 2013, Barnes & Noble’s opposition is due October 11, 2013, and plaintiff’s reply is due November 25, 2013. The hearing date for the certification motion is December 11, 2013. No trial date has been set.

Jones et al v. Barnes & Noble, Inc., and Barnes & Noble Booksellers, Inc. et al.

On April 23, 2013, Kenneth Jones (Jones) filed a purported Private Attorney General Act (PAGA) action complaint against Barnes & Noble, Inc. and Barnes & Noble Booksellers, Inc. in the Superior Court for the State of California making the following allegations against defendants with respect to salaried Store Managers at Barnes & Noble stores located in the State of California: (1) failure to pay wages and overtime; (2) failure to pay for missed meal and/or rest breaks; (3) waiting time penalties; (4) failure to pay minimum wage; (5) failure to provide reimbursement for business expenses; and (6) failure to provide itemized wage statements. The claims are generally derivative of the allegation that Jones and other “aggrieved employees” were improperly classified as exempt from California’s wage and hour laws. The complaint contains no allegations concerning the number of any such alleged violations or the amount of recovery sought on behalf of the plaintiff or the purported aggrieved employees. The case was initially assigned to the Honorable Barbara Scheper. Because the underlying factual claims in the Jones complaint are almost identical to the claims in the Lina v. Barnes & Noble action, Barnes & Noble filed a Notice of Related Case on May 1, 2013. On May 7, 2013, Judge Michael Johnson (before whom the Lina action is pending) ordered the Jones action related to the Lina action and assigned the Jones action to himself. The Company was served with the complaint on May 16, 2013, and filed an answer on June 10, 2013.

Trimmer v. Barnes & Noble

On January 25, 2013, Steven Trimmer (Trimmer), a former Assistant Store Manager (ASM) of the Company, filed a complaint in the United States District Court for the Southern District of New York alleging violations of the Fair Labor Standards Act (FLSA) and New York Labor Law (NYLL). Specifically, Trimmer alleges that he and other similarly situated ASMs were improperly classified as exempt from overtime and denied overtime wages prior to July 1, 2010, when the Company reclassified them as non-exempt. The complaint seeks to certify a collective action under the FLSA comprised of ASMs throughout the country employed from January 25, 2010 until July 1, 2010, and a class action under the NYLL comprised of ASMs employed in New York from January 25, 2007 until July 1, 2010. The parties are currently engaged in discovery with respect to the individual claims asserted by Trimmer and one opt-in plaintiff only. The Court has stayed all class-wide discovery at this point. The parties have until August 30, 2013 to complete this first phase of discovery.

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

The Company completed the acquisition (the Acquisition) of B&N College from Leonard Riggio and Louise Riggio (the Sellers) on September 30, 2009. In connection with the closing of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Acquisition, the Company issued the Sellers (i) a senior subordinated note in the principal amount of $100,000, with interest of 8% per annum payable on the unpaid principal amount, which was paid on December 15, 2010 in accordance with its scheduled due date, and (ii) a junior subordinated note in the principal amount of $150,000 (the Junior Seller Note), payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount. The Junior Seller Note was and is unsecured and subordinated to the obligations under the 2009 Credit Facility, the 2011 Amended Credit Facility and the 2013 Amended Credit Facility, as applicable, as well as certain other senior obligations. The Company may prepay the Junior Seller Note at any time without premium or penalty to the extent not prohibited by the 2013 Amended Credit Facility and senior debt documents. Pursuant to a settlement agreed to on June 13, 2012, the Sellers agreed to waive $22,750 of the purchase price by waiving a corresponding principal amount (and interest on such principal amount) of the Junior Seller Note.

B&N College has a long-term supply agreement (Supply Agreement) with MBS Textbook Exchange, Inc. (MBS), which is majority owned by Leonard Riggio, Stephen Riggio (formerly the Company’s Vice Chairman and Chief Executive Officer) and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Pursuant to the Supply Agreement, which has a term of ten years, and subject to availability and competitive terms and conditions, B&N College will continue to purchase new and used printed textbooks for a given academic term from MBS prior to buying them from other suppliers, other than in connection with student buy-back programs. Additionally, the Supply Agreement provides for B&N College to sell to MBS certain textbooks that B&N College cannot return to suppliers or use in its stores. MBS pays B&N College commissions based on the volume of these textbooks sold to MBS each year and with respect to the textbook requirements of certain distance learning programs that MBS fulfills on B&N College’s behalf. MBS paid B&N College $8,106, $10,941 and $13,031 related to these commissions in fiscal 2013, fiscal 2012 and fiscal 2011, respectively. In addition, the Supply Agreement contains restrictive covenants that limit the ability of B&N College and the Company to become a used textbook wholesaler and that place certain limitations on MBS’s business activities. B&N College and Barnes & Noble.com also entered into an agreement with MBS in fiscal 2011 pursuant to which MBS agrees to purchase at the end of a given semester certain agreed upon textbooks which B&N College and Barnes & Noble.com shall have rented to students during such semester. Total sales to MBS under this program were $772, $13,339 and $506 for fiscal 2013, fiscal 2012 and fiscal 2011, respectively. In addition, B&N College entered into an agreement with MBS in fiscal 2011 pursuant to which MBS purchases books from B&N College, which have no resale value for a flat rate per box. Total sales to MBS under this program were $503, $364 and $427 for fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

The Company purchases new and used textbooks directly from MBS. Total purchases were $93,514, $101,980 and $102,573 for fiscal 2013, fiscal 2012 and fiscal 2011, respectively. MBS sells used books through the Barnes & Noble.com dealer network. Barnes & Noble.com earned a commission of $3,441, $4,661 and $5,474 on the MBS used book sales in fiscal 2013, fiscal 2012 and fiscal 2011, respectively. In addition, Barnes & Noble.com hosts pages on its website through which Barnes & Noble.com customers are able to sell used books directly to MBS. Barnes & Noble.com is paid a fixed commission on the price paid by MBS to the customer. Total commissions paid to Barnes & Noble.com were $104, $160 and $184 for fiscal 2013, fiscal 2012 and fiscal 2011, respectively. In fiscal 2013, Barnes & Noble Booksellers entered into an agreement with MBS Direct, a division of MBS, pursuant to which the marketplace program on the Barnes & Noble.com website was made available on the MBS Direct website. The Company receives a fee from third party sellers for sales of marketplace items sold on the MBS Direct website and, upon receipt of such fee, remits a separate fee to MBS Direct for those sales. There have been no commissions paid to MBS Direct during fiscal 2013. Total outstanding amounts payable to MBS and MBS Direct for all arrangements net of any amounts due were $24,860 and $24,025 for fiscal 2013 and fiscal 2012, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In fiscal 2010, the Company’s wholly owned subsidiary Barnes & Noble Bookquest LLC (Bookquest) entered into an agreement with TXTB.com LLC (TXTB), a subsidiary of MBS, pursuant to which the marketplace program on the Barnes & Noble.com website was made available on the TXTB website. In fiscal 2012, Bookquest was merged into Barnes & Noble.com. Barnes & Noble.com receives a fee from third party sellers for sales of marketplace items and, upon receipt of such fee, Barnes & Noble.com remits a separate fee to TXTB for any marketplace items sold on the TXTB website. Total commissions paid to TXTB were $302, $559 and $775 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. Outstanding amounts payable to TXTB were $3, $6 and $8 for fiscal 2013, fiscal 2012 and fiscal 2011, respectively. In fiscal 2011, Barnes & Noble.com entered into an agreement with TXTB pursuant to which Barnes & Noble.com became the exclusive provider of trade books to TXTB customers through www.textbooks.com. TXTB receives a commission from Barnes & Noble.com on each purchase by a TXTB customer. Total commissions paid to TXTB were $78, $148 and $0 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. Outstanding amounts payable to TXTB under this agreement were $1, $1 and $4 for fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

In fiscal 2010, the Company entered into an Aircraft Time Sharing Agreement with LR Enterprises Management LLC (LR Enterprises), which is owned by Leonard Riggio and Louise Riggio, pursuant to which LR Enterprises granted the Company the right to use a jet aircraft owned by it on a time-sharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the Federal Aviation Regulations (FAR). Such operating costs were $159, $1,015 and $932 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. LR Enterprises is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, other than insurance obtained for the specific flight as requested by the Company, as provided in the FAR.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity in which Leonard Riggio has a majority interest and expires in 2013; the second location is leased from an entity in which Leonard Riggio has a minority interest and expires in 2016. The space was rented at an aggregate annual rent including real estate taxes of approximately $5,098, $4,843 and $4,868 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. The Company leases one of its B&N College stores from a partnership owned by Leonard and Stephen Riggio, pursuant to a lease expiring in 2014. Rent of $862, $862 and $862 was paid during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. The Company leases an office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. The space was rented at an annual rent of $707, $759 and $763 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. Net of subtenant income, the Company paid $275, $376 and $246 during fiscal 2013, fiscal 2012 and fiscal 2011, respectively.

GameStop Corp. (GameStop), a company in which Leonard Riggio was a five percent beneficial shareholder until October 14, 2010 and a member of the Board of Directors until 2011, operates departments within some of the Company’s bookstores. GameStop pays a license fee to the Company in an amount equal to 7% of the gross sales of such departments, which totaled $989 during fiscal 2011. GameStop sold new and used video games and consoles on the Barnes & Noble.com website up until May 1, 2011, when the agreement between GameStop and Barnes & Noble.com terminated. Barnes & Noble.com received a commission on sales made by GameStop. For fiscal 2011, the commission earned by Barnes & Noble.com was $356. Until June 2005, GameStop participated in the Company’s workers’ compensation, property and general liability insurance programs. The costs incurred by the Company under these programs were allocated to GameStop based upon GameStop’s total payroll expense, property and equipment, and insurance claim history. GameStop reimbursed the Company for these services for $51 during fiscal 2011. Although GameStop secured its own insurance coverage, costs are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

continuing to be incurred by the Company on insurance claims which were made under its programs prior to June 2005 and any such costs applicable to insurance claims against GameStop will be charged to GameStop at the time incurred.

The Company is provided with national freight distribution, including trucking services by Argix Direct Inc. (Argix), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest, pursuant to a transportation agreement expiring in 2014 (following an automatic renewal of the agreement by its terms in 2012 for an additional two-year term, although at all times the agreement requires a two-year notice to terminate). The Company paid Argix $54,768, $49,437 and $53,909 for such services during fiscal 2013, fiscal 2012 and fiscal 2011, respectively, of which approximately 74%, 73% and 72% were remitted by Argix to its subcontractors for fiscal 2013, fiscal 2012 and fiscal 2011, respectively, which subcontractors are not related to the Company. At the time of the agreement, the cost of freight delivered to the stores by Argix was comparable to the prices charged by publishers and the Company’s other third party freight distributors. However, due to higher contracted fuel surcharge and transportation costs, Argix’s rates were higher than the Company’s other third party freight distributors. As a result, the Company amended its existing agreement with Argix effective January 1, 2009. The amendment provides the Company with a $3,000 annual credit to its freight and transportation costs for the remaining life of the existing agreement. The $3,000 annual credit expired with the April 1, 2012 renewal of the agreement. While the terms are currently unfavorable due to the higher fuel surcharges, the Company’s management believes these additional charges are mitigated by the additional delivery services that Argix provides. These additional services are beneficial to store productivity which is not consistently met by other third party freight distributors. Argix provides B&N College with transportation services under a separate agreement that expired and was renewed in 2011. The renewed agreement expires in 2013. The Company believes that the transportation costs that B&N College paid to Argix are comparable to the transportation costs charged by third party distributors. B&N College paid Argix $1,069, $1,294 and $1,477 for such services during fiscal 2013, fiscal 2012 and fiscal 2011, respectively. Argix also leased office and warehouse space from the Company in Jamesburg, New Jersey, pursuant to a lease expiring in 2011. This lease was renewed for additional space in 2011. However, the Company subsequently sold the warehouse on December 29, 2011. The Company charged Argix $1,514 and $2,719 for such leased space and other operating costs incurred on its behalf prior to the sale of the warehouse during fiscal 2012 and fiscal 2011, respectively.

The Company uses Digital on Demand as its provider of music and video database equipment and services. Leonard Riggio owns a minority interest in Digital on Demand. The agreement with Digital on Demand was terminated on May 31, 2011. The Company paid Digital on Demand $185 and $1,932 for music and video database equipment and services during fiscal 2012 through the date of termination and fiscal 2011, respectively.

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty), a subsidiary of Liberty Media Corporation (Liberty Media), pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share, for an aggregate purchase price of $204,000 in a private placement exempt from the registration requirements of the 1933 Act (see Note 15).

The Company purchases trade books, primarily craft and hobby books, from Leisure Arts, Inc. (Leisure Arts), a subsidiary of Liberty Media. Total purchases from Leisure Arts following the date of the Liberty investment were $45 and $59 during fiscal 2013 and fiscal 2012. In fiscal 2013, the Company entered into agreements with Starz Entertainment LLC (Starz Entertainment), then a subsidiary of Liberty Media, pursuant to which Starz Entertainment registered for the NOOK developer program whereby Starz applications were made available for consumer download on NOOK® devices. Separately, the Company entered into a License Agreement with Starz Media, LLC (Starz Media and, together with Starz Entertainment, Starz) in fiscal 2013, pursuant to which Starz granted certain video resale rights to the Company in exchange for royalty payments to Starz Media on such sales. Starz was spun-off from Liberty Media on January 11, 2013. Total payments to Starz during fiscal 2013 prior to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

January 11, 2013 were $17. In fiscal 2013, the Company entered into an agreement with Sirius XM Radio, Inc. (Sirius), a subsidiary of Liberty Media, pursuant to which Sirius registered for the NOOK developer program whereby Sirius applications were made available for consumer download on NOOK® devices. Total commissions received from Sirius during fiscal 2013 were $0.

In fiscal 2012, the Company entered into agreements with third parties who sell Barnes & Noble products through QVC and Home Shopping Network (HSN), which were at such time affiliates of Liberty Media. The entity that indirectly holds the Barnes & Noble investment (Liberty Media) is currently a separate public company from the entity that owns QVC and HSN (Liberty Interactive). Liberty Media was split-off (the Split-Off) from Liberty Interactive on September 28, 2011. No products were sold to the third parties from August 18, 2011, the date of the investment through the date of the Split-Off. The Company also purchased Halloween costumes from BuySeasons Inc. (BuySeasons), a subsidiary of Liberty Interactive. Total purchases from BuySeasons following the date of the Liberty investment and prior to the date of the Split-Off were $33. On July 19, 2011, the Company renewed a one-year contract with Commerce Technologies, Inc. (Commerce Hub), a subsidiary of Liberty Interactive, who provides services to help facilitate and integrate sales with drop-ship vendors. Total fees paid to Commerce Hub following the date of the Liberty investment and prior to the date of the Split-Off were $22. The Company purchases textbooks from AI2, Inc. (AI2), a subsidiary of Liberty Interactive. There were no purchases from AI2 following the date of the Liberty investment and prior to the date of the Split-Off. The Company paid commissions to Liberty Interactive Advertising (LIA), a subsidiary of Liberty Interactive, who serves as the exclusive premium advertising sales agency for the Company. Total commissions paid to LIA following the date of the Liberty investment and prior to the date of the Split-Off were $5.

22.	Dividends

The Company paid a dividend to preferred shareholders in the amount of $15,767 and $7,081 in fiscal 2013 and fiscal 2012, respectively.

The Company paid no dividends to common stockholders during fiscal 2013 and 2012. During fiscal 2011, the Company paid a dividend of $0.25 per share on June 30, 2010 to stockholders of record at the close of business on June 11, 2010, on September 30, 2010 to stockholders of record at the close of business on September 9, 2010 and on December 31, 2010 to stockholders of record at the close of business on December 10, 2010. On February 22, 2011, the Company announced that its Board of Directors was suspending its quarterly dividend payment of $0.25 per share. This provided the Company the financial flexibility to continue investing into its high growth digital strategies.

23.	Subsequent Events (Unaudited)

On July 8, 2013, the Company announced that William J. Lynch, Jr. resigned from the Company’s Board of Directors, effective immediately. On July 8, 2013, the Company also announced that Mr. Lynch has resigned as Chief Executive Officer of the Company, effective immediately. In connection with his termination of employment on July 8, 2013, Mr. Lynch received cash severance of $3,650 and full vesting in respect of 275,846 restricted stock units granted by the Company to Mr. Lynch, which had an aggregate value of $4,871 based on the closing price of the Company’s common stock on July 8, 2013 of $17.66.

Additionally, on July 8, 2013, the Company announced the promotion of Chief Financial Officer Michael P. Huseby to Chief Executive Officer of NOOK Media LLC and President of the Company; Vice President, Corporate Controller Allen W. Lindstrom to Chief Financial Officer of the Company; and Vice President, Corporate Development Kanuj Malhotra to Chief Financial Officer of NOOK Media LLC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for fiscal 2013 and fiscal 2012 is as follows:

Fiscal 2013 Quarterly Period Ended On or About	July 28, 2012 Restated	October 27, 2012 Restated	January 26, 2013 Restated	April 27, 2013	Fiscal Year 2013
Sales	$1,453,507	1,884,532	2,223,945	1,277,021	6,839,005
Gross profit	$415,805	482,289	553,512	230,900	1,682,506

Net income (loss)	$(39,828)	501	(3,683)	(114,796)	(157,806)

Basic loss per common share:
Net loss	$(0.76)	(0.07)	(0.14)	(2.04)	(3.02)

Diluted loss per common share:
Net loss	$(0.76)	(0.07)	(0.14)	(2.04)	(3.02)

Fiscal 2012 Quarterly Period Ended On or About	July 30, 2011 Restated	October 29, 2011 Restated	January 28, 2012 Restated	April 28, 2012 Restated	Fiscal Year 2012 Restated
Sales	$1,418,404	1,891,961	2,439,124	1,379,710	7,129,199
Gross profit	$390,231	472,415	654,243	400,627	1,917,516

Net income (loss)	$(55,000)	(6,111)	52,889	(56,618)	(64,840)

Basic income (loss) per common share:
Net income (loss)	$(0.96)	(0.17)	0.80	(1.06)	(1.34)

Diluted income (loss) per common share:
Net income (loss)	$(0.96)	(0.17)	0.72	(1.06)	(1.34)

The following tables present the effects of the corrections and other adjustments made to the Company’s previously reported unaudited quarterly financial information for the quarters ended July 29, 2012, October 27, 2012 and January 26, 2013, and each of the quarters in the year ended April 28, 2012. See Note 2 for further information regarding these adjustments.

Statement of Operations Data:	13 weeks ended July 28, 2012
	As Previously Reported	Corrections	Restated
(In thousands, except per share data)
Sales	$1,453,507	—	$1,453,507
Cost of sales and occupancy	1,039,619	(1,917)	1,037,702

Gross profit	413,888	1,917	415,805

Selling and administrative expenses	410,055	—	410,055
Depreciation and amortization	58,035	—	58,035

Operating income (loss)	(54,202)	1,917	(52,285)
Interest expense, net and amortization of deferred financing fees	8,941	—	8,941

Income (loss) before income taxes (benefit)	(63,143)	1,917	(61,226)
Income taxes (benefit)	(22,163)	765	(21,398)

Net income (loss)	$(40,980)	1,152	$(39,828)

Diluted income (loss) per common share

Net income (loss)	$(0.78)	0.02	$(0.76)

Statement of Operations Data:	13 weeks ended October 27, 2012
	As Previously Reported	Corrections	Restated
(In thousands, except per share data)
Sales	$1,884,532	—	$1,884,532
Cost of sales and occupancy	1,404,034	(1,791)	1,402,243

Gross profit	480,498	1,791	482,289

Selling and administrative expenses	415,747	—	415,747
Depreciation and amortization	57,613	—	57,613

Operating income	7,138	1,791	8,929
Interest expense, net and amortization of deferred financing fees	8,122	—	8,122

Income (loss) before income taxes (benefit)	(984)	1,791	807
Income taxes (benefit)	(409)	715	306

Net income (loss)	$(575)	1,076	$501

Diluted income (loss) per common share

Net income (loss)	$(0.09)	0.02	$(0.07)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Statement of Operations Data:	13 weeks ended January 26, 2013
	As Previously Reported	Corrections	Restated
(In thousands, except per share data)
Sales	$2,223,945	—	$2,223,945
Cost of sales and occupancy	1,674,384	(3,951)	1,670,433

Gross profit	549,561	3,951	553,512

Selling and administrative expenses	494,094	—	494,094
Depreciation and amortization	55,761	—	55,761

Operating income (loss)	(294)	3,951	3,657
Interest expense, net and amortization of deferred financing fees	8,772	—	8,772

Income (loss) before income taxes (benefit)	(9,066)	3,951	(5,115)
Income taxes (benefit)	(3,008)	1,576	(1,432)

Net income (loss)	$(6,058)	2,375	$(3,683)
Diluted income (loss) per common share

Net income (loss)	$(0.18)	0.04	$(0.14)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Statement of Operations Data:	13 weeks ended July 30, 2011
	As Previously Reported	Corrections	Restated
(In thousands, except per share data)
Sales	$1,418,404	—	$1,418,404
Cost of sales and occupancy	1,030,846	(2,673)	1,028,173

Gross profit	387,558	2,673	390,231

Selling and administrative expenses	411,118	—	411,118
Depreciation and amortization	55,671	—	55,671

Operating income (loss)	(79,231)	2,673	(76,558)
Interest expense, net and amortization of deferred financing fees	(9,442)	—	(9,442)

Income (loss) before income taxes (benefit)	(88,673)	2,673	(86,000)
Income taxes (benefit)	(32,067)	1,067	(31,000)

Net income (loss)	$(56,606)	1,606	$(55,000)
Diluted income (loss) per common share

Net income (loss)	$(0.99)	0.03	$(0.96)

Statement of Operations Data:	13 weeks ended October 29, 2011
	As Previously Reported	Corrections	Restated
(In thousands, except per share data)
Sales	$1,891,961	—	$1,891,961
Cost of sales and occupancy	1,420,297	(751)	1,419,546

Gross profit	471,664	751	472,415

Selling and administrative expenses	415,632	—	415,632
Depreciation and amortization	57,755	—	57,755

Operating income (loss)	(1,723)	751	(972)
Interest expense, net and amortization of deferred financing fees	(8,460)	—	(8,460)

Income (loss) before income taxes (benefit)	(10,183)	751	(9,432)
Income taxes (benefit)	(3,620)	299	(3,321)

Net income (loss)	$(6,563)	452	$(6,111)
Diluted income (loss) per common share

Net income (loss)	$(0.17)	0.00	$(0.17)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Statement of Operations Data:	13 weeks ended January 28, 2012
	As Previously Reported	Corrections	Restated
(In thousands, except per share data)
Sales	$2,439,124	—	$2,439,124
Cost of sales and occupancy	1,786,308	(1,427)	1,784,881

Gross profit	652,816	1,427	654,243

Selling and administrative expenses	502,870	—	502,870
Depreciation and amortization	60,273	—	60,273

Operating income	89,673	1,427	91,100
Interest expense, net and amortization of deferred financing fees	(8,773)	—	(8,773)

Income before income taxes	80,900	1,427	82,327
Income taxes (benefit)	28,869	569	29,438

Net income	$52,031	858	$52,889
Diluted earnings per common share

Net income	$0.71	0.01	$0.72

Statement of Operations Data:	13 weeks ended April 28, 2012
	As Previously Reported	Corrections	Restated
(In thousands, except per share data)
Sales	$1,379,710	—	$1,379,710
Cost of sales and occupancy	980,932	(1,849)	979,083

Gross profit	398,778	1,849	400,627

Selling and administrative expenses	409,832	—	409,832
Depreciation and amortization	58,968	—	58,968

Operating income (loss)	(70,022)	1,849	(68,173)
Interest expense, net and amortization of deferred financing fees	(8,629)	—	(8,629)

Income (loss) before income taxes	(78,651)	1,849	(76,802)
Income taxes (benefit)	(20,922)	738	(20,184)

Net income (loss)	$(57,729)	1,111	$(56,618)
Diluted income (loss) per common share

Net income (loss)	$(1.08)	0.02	$(1.06)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Balance Sheet Data:	As of July 28, 2012
	As Previously Reported	Corrections	Other Adjustments	Restated
(In thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$20,221	—	—	$20,221
Receivables, net	144,297	9,203	—	153,500
Merchandise inventories, net	1,947,422	—	—	1,947,422
Prepaid expenses and other current assets	192,316	—	—	192,316

Total current assets	2,304,256	9,203	—	2,313,459

Property and equipment:
Land and land improvements	2,541	—	—	2,541
Buildings and leasehold improvements	1,200,928	—	—	1,200,928
Fixtures and equipment	1,804,193	—	—	1,804,193

	3,007,662	—	—	3,007,662
Less accumulated depreciation and amortization	2,410,984	—	—	2,410,984

Net property and equipment	596,678	—	—	596,678

Goodwill	518,578	—	—	518,578
Intangible assets, net	562,522	—	—	562,522
Other noncurrent assets	62,650	—	—	62,650

Total assets	$4,044,684	9,203	—	$4,053,887

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,387,004	(98,117)	—	$1,288,887
Accrued liabilities	474,467	19,363	46,275	540,105
Gift card liabilities	312,855	—	—	312,855

Total current liabilities	2,174,326	(78,754)	46,275	2,141,847

Long-term debt	302,800	—	—	302,800
Deferred taxes	268,410	(26,026)	—	242,384
Other long-term liabilities	397,415	8,217	(46,275)	359,357
Redeemable Preferred Shares; $.001 par value; 5,000 shares authorized; 204 shares issued	192,589	—	—	192,589
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 91,376 shares issued	92	—	—	92
Additional paid-in capital	1,347,990	—	—	1,347,990
Accumulated other comprehensive loss	(16,635)	—	—	(16,635)
Retained earnings	436,336	105,766	—	542,102
Treasury stock, at cost, 33,722 shares	(1,058,639)	—	—	(1,058,639)

Total Shareholders’ equity	709,144	105,766	—	814,910

Commitments and contingencies	—	—	—	—

Total liabilities and shareholders’ equity	$4,044,684	9,203	—	$4,053,887

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Balance Sheet Data:	As of October 27, 2012
	As Previously Reported	Corrections	Other Adjustments	Restated
(In thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$470,994	—	—	$470,994
Receivables, net	224,545	8,957	—	233,502
Merchandise inventories, net	1,796,208	—	—	1,796,208
Prepaid expenses and other current assets	223,325	—	—	223,325

Total current assets	2,715,072	8,957	—	2,724,029

Property and equipment:
Land and land improvements	2,541	—	—	2,541
Buildings and leasehold improvements	1,211,156	—	—	1,211,156
Fixtures and equipment	1,833,667	—	—	1,833,667

	3,047,364	—	—	3,047,364
Less accumulated depreciation and amortization	2,462,310	—	—	2,462,310

Net property and equipment	585,054	—	—	585,054

Goodwill	515,524	—	—	515,524
Intangible assets, net	558,157	—	—	558,157
Other noncurrent assets	57,218	—	—	57,218

Total assets	$4,431,025	8,957	—	$4,439,982

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,448,397	(99,908)	—	$1,348,489
Accrued liabilities	470,975	20,078	44,908	535,961
Gift card liabilities	297,191	—	—	297,191

Total current liabilities	2,216,563	(79,830)	44,908	2,181,641

Long-term debt	338,400	—	—	338,400
Deferred taxes	292,879	(26,026)	—	266,853
Other long-term liabilities	364,966	7,971	(44,908)	328,029
Redeemable Preferred Shares; $.001 par value; 5,000 shares authorized; 204 shares issued	192,904	—	—	192,904
Preferred Membership Interests in NOOK Media, LLC	289,054	—	—	289,054
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 91,376 shares issued	92	—	—	92
Additional paid-in capital	1,377,992	—	—	1,377,992
Accumulated other comprehensive loss	(16,635)	—	—	(16,635)
Retained earnings	434,174	106,842	—	541,016
Treasury stock, at cost, 33,722 shares	(1,059,364)	—	—	(1,059,364)

Total Shareholders’ equity	736,259	106,842	—	843,101

Commitments and contingencies	—	—	—	—

Total liabilities and shareholders’ equity	$4,431,025	8,957	—	$4,439,982

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Balance Sheet Data:	As of January 26, 2013
	As Previously Reported	Corrections	Other Adjustments	Restated
(In thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$213,643	—	—	$213,643
Receivables, net	387,459	8,710	—	396,169
Merchandise inventories, net	1,784,949	—	—	1,784,949
Prepaid expenses and other current assets	186,324	—	—	186,324

Total current assets	2,572,375	8,710	—	2,581,085

Property and equipment:
Land and land improvements	2,541	—	—	2,541
Buildings and leasehold improvements	1,208,770	—	—	1,208,770
Fixtures and equipment	1,845,100	—	—	1,845,100

	3,056,411	—	—	3,056,411
Less accumulated depreciation and amortization	2,483,042	—	—	2,483,042

Net property and equipment	573,369	—	—	573,369

Goodwill	514,417	—	—	514,417
Intangible assets, net	553,099	—	—	553,099
Other noncurrent assets	63,001	—	—	63,001

Total assets	$4,276,261	8,710	—	$4,284,971

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,360,613	(103,859)	—	$1,256,754
Accrued liabilities	563,028	21,654	43,300	627,982
Gift card liabilities	386,704	—	—	386,704

Total current liabilities	2,310,345	(82,205)	43,300	2,271,440

Long-term debt	—	—	—	—
Deferred taxes	273,475	(26,026)	—	247,449
Other long-term liabilities	390,025	7,724	(43,300)	354,449
Redeemable Preferred Shares; $.001 par value; 5,000 shares authorized; 204 shares issued	193,220	—	—	193,220
Preferred Membership Interests in NOOK Media, LLC	381,184	—	—	381,184
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 91,376 shares issued	92	—	—	92
Additional paid-in capital	1,383,430	—	—	1,383,430
Accumulated other comprehensive loss	(16,635)	—	—	(16,635)
Retained earnings	420,627	109,217	—	529,844
Treasury stock, at cost, 33,722 shares	(1,059,502)	—	—	(1,059,502)

Total Shareholders’ equity	728,012	109,217	—	837,229

Commitments and contingencies	—	—	—	—

Total liabilities and shareholders’ equity	$4,276,261	8,710	—	$4,284,971

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Balance Sheet Data:	As of July 30, 2011
	As Previously Reported	Corrections	Other Adjustments	Restated
(In thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$22,353	—	—	$22,353
Receivables, net	156,543	—	—	156,543
Merchandise inventories, net	1,814,436	—	—	1,814,436
Prepaid expenses and other current assets	156,632	—	—	156,632

Total current assets	2,149,964	—	—	2,149,964

Property and equipment:
Land and land improvements	8,617	—	—	8,617
Buildings and leasehold improvements	1,208,454	—	—	1,208,454
Fixtures and equipment	1,690,529	—	—	1,690,529

	2,907,600	—	—	2,907,600
Less accumulated depreciation and amortization	2,228,562	—	—	2,228,562

Net property and equipment	679,038	—	—	679,038

Goodwill	523,006	—	—	523,006
Intangible assets, net	563,034	—	—	563,034
Other noncurrent assets	56,615	—	—	56,615

Total assets	$3,971,657	—	—	$3,971,657

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,275,708	(92,173)	—	$1,183,535
Accrued liabilities	403,667	16,006	52,071	471,744
Gift card liabilities	301,249	—	—	301,249

Total current liabilities	1,980,624	(76,167)	52,071	1,956,528

Long-term debt	509,600	—	—	509,600
Deferred taxes	279,716	(26,026)	—	253,690
Other long-term liabilities	434,334	—	(52,071)	382,263
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 90,641 shares issued	91	—	—	91
Additional paid-in capital	1,327,948	—	—	1,327,948
Accumulated other comprehensive loss	(11,630)	—	—	(11,630)
Retained earnings	505,773	102,193	—	607,966
Treasury stock, at cost, 33,453 shares	(1,054,799)	—	—	(1,054,799)

Total Shareholders’ equity	767,383	102,193	—	869,576

Commitments and contingencies	—	—	—	—

Total liabilities and shareholders’ equity	$3,971,657	—	—	$3,971,657

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Balance Sheet Data:	As of October 29, 2011
	As Previously Reported	Corrections	Other Adjustments	Restated
(In thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$23,633	—	—	$23,633
Receivables, net	240,600	—	—	240,600
Merchandise inventories, net	1,836,740	—	—	1,836,740
Prepaid expenses and other current assets	180,352	—	—	180,352

Total current assets	2,281,325	—	—	2,281,325

Property and equipment:
Land and land improvements	8,617	—	—	8,617
Buildings and leasehold improvements	1,220,869	—	—	1,220,869
Fixtures and equipment	1,725,135	—	—	1,725,135

	2,954,621	—	—	2,954,621
Less accumulated depreciation and amortization	2,280,551	—	—	2,280,551

Net property and equipment	674,070	—	—	674,070

Goodwill	521,899	—	—	521,899
Intangible assets, net	574,964	—	—	574,964
Other noncurrent assets	55,794	—	—	55,794

Total assets	$4,108,052	—	—	$4,108,052

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,461,981	(92,924)	—	$1,369,057
Accrued liabilities	436,868	16,305	50,691	503,864
Gift card liabilities	287,268	—	—	287,268

Total current liabilities	2,186,117	(76,619)	50,691	2,160,189

Long-term debt	274,900	—	—	274,900
Deferred taxes	275,868	(26,026)	—	249,842
Other long-term liabilities	418,923	—	(50,691)	368,232
Redeemable Preferred Shares; $.001 par value; 5,000 shares authorized; 204 shares issued	191,681	—	—	191,681
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 90,856 shares issued	91	—	—	91
Additional paid-in capital	1,331,983	—	—	1,331,983
Accumulated other comprehensive loss	(11,630)	—	—	(11,630)
Retained earnings	495,830	102,645	—	598,475
Treasury stock, at cost, 33,527 shares	(1,055,711)	—	—	(1,055,711)

Total Shareholders’ equity	760,563	102,645	—	863,208

Commitments and contingencies	—	—	—	—

Total liabilities and shareholders’ equity	$4,108,052	—	—	$4,108,052

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Balance Sheet Data:	As of January 28, 2012
	As Previously Reported	Corrections	Other Adjustments	Restated
(In thousands, except per share data)
Assets
Current assets:
Cash and cash equivalents	$27,397	—	—	$27,397
Receivables, net	396,854	—	—	396,854
Merchandise inventories, net	1,814,898	—	—	1,814,898
Prepaid expenses and other current assets	169,535	—	—	169,535

Total current assets	2,408,684	—	—	2,408,684

Property and equipment:
Land and land improvements	2,541	—	—	2,541
Buildings and leasehold improvements	1,191,224	—	—	1,191,224
Fixtures and equipment	1,752,333	—	—	1,752,333

	2,946,098	—	—	2,946,098
Less accumulated depreciation and amortization	2,309,607	—	—	2,309,607

Net property and equipment	636,491	—	—	636,491

Goodwill	520,792	—	—	520,792
Intangible assets, net	569,488	—	—	569,488
Other noncurrent assets	54,418	—	—	54,418

Total assets	$4,189,873	—	—	$4,189,873

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,488,552	(94,351)	—	$1,394,201
Accrued liabilities	542,503	16,874	48,826	608,203
Gift card liabilities	367,555	—	—	367,555

Total current liabilities	2,398,610	(77,477)	48,826	2,369,959

Long-term debt	101,600	—	—	101,600
Deferred taxes	275,436	(26,026)	—	249,410
Other long-term liabilities	408,291	—	(48,826)	359,465
Redeemable Preferred Shares; $.001 par value; 5,000 shares authorized; 204 shares issued	191,958	—	—	191,958
Preferred Membership Interests in NOOK Media, LLC	—	—	—	—
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 90,928 shares issued	91	—	—	91
Additional paid-in capital	1,337,777	—	—	1,337,777
Accumulated other comprehensive loss	(11,630)	—	—	(11,630)
Retained earnings	543,582	103,503	—	647,085
Treasury stock, at cost, 33,537 shares	(1,055,842)	—	—	(1,055,842)

Total Shareholders’ equity	813,978	103,503	—	917,481

Commitments and contingencies	—	—	—	—

Total liabilities and shareholders’ equity	$4,189,873	—	—	$4,189,873

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Barnes & Noble, Inc.

We have audited the accompanying consolidated balance sheet of Barnes & Noble, Inc. (the Company) as of April 27, 2013 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended. Our audit also included the financial statement schedule for the 52 week period ended April 27, 2013 listed in the Index at Item15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barnes & Noble, Inc. at April 27, 2013 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the 52 week period ended April 27, 2013, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Barnes & Noble, Inc.’s internal control over financial reporting as of April 27, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated July 26, 2013 expressed an adverse opinion thereon.

/s/ Ernst & Young LLP

New York, New York
July 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Barnes & Noble, Inc.

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of April 27, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). Barnes & Noble, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to the Company’s review and reconciliation of distribution center accruals. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Barnes & Noble, Inc. as of April 27, 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2013 consolidated financial statements, and this report does not affect our report dated July 26, 2013, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Barnes & Noble, Inc. has not maintained effective internal control over financial reporting as of April 27, 2013, based on the COSO criteria.

/s/ Ernst & Young LLP

New York, New York
July 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited the accompanying consolidated balance sheet of Barnes & Noble, Inc., as of April 28, 2012 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two fiscal years ended April 28, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnes & Noble, Inc. as of April 28, 2012 and the results of its operations and its cash flows for each of the two fiscal years ended April 28, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain restatements have been made to the previously issued consolidated financial statements for each of two fiscal years ended April 28, 2012.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York
June 27, 2012, except for Note 2, as to which the date is July 26, 2013

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

The Company maintains a comprehensive accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company’s statement of policy regarding ethical and lawful conduct. The Audit Committee of the Board of Directors composed of directors who are not members of management, meets regularly with management, the independent registered public accountants and the internal auditors to ensure that their respective responsibilities are properly discharged. Ernst & Young, LLP and the Internal Audit Department of the Company have full and free independent access to the Audit Committee. The role of Ernst & Young, LLP, an independent registered public accounting firm, is to provide an objective examination of the Consolidated Financial Statements and the underlying transactions in accordance with the standards of the Public Company Accounting Oversight Board. The report of Ernst & Young, LLP accompanies the Consolidated Financial Statements.

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2013 filed with the Securities and Exchange Commission, and the Company will submit to the New York Stock Exchange a certificate of the Chief Executive Officer of NOOK Media LLC and President of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.