Form 10-K, Exhibit 13
period 2014-05-03
BARNES & NOBLE INC
filed 2014-06-27
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The Statement of Operations Data for the 53 weeks ended May 3, 2014 (fiscal 2014), 52 weeks ended April 27, 2013 (fiscal 2013) and 52 weeks ended April 28, 2012 (fiscal 2012), and the Balance Sheet Data as of May 3, 2014 and April 27, 2013 are derived from, and are incorporated by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended April 30, 2011 (fiscal 2011), May 1, 2010 (fiscal 2010), the Balance Sheet Data as of April 28, 2012, April 30, 2011 and May 1, 2010 are derived from audited consolidated financial statements not included elsewhere in this report.

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2014	Fiscal 2013	Fiscal 2012	Fiscal 2011	Fiscal 2010
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble Retail	$4,295,110	4,568,243	4,852,913	4,926,834	4,947,469
Barnes & Noble College (a)	1,748,042	1,763,248	1,743,662	1,778,159	833,648
NOOK	505,862	780,433	933,471	695,182	105,435
Elimination (b)	(167,657)	(272,919)	(400,847)	(401,610)	(78,798)

Total sales	6,381,357	6,839,005	7,129,199	6,998,565	5,807,754
Cost of sales and occupancy	4,523,422	5,156,499	5,211,683	5,197,252	4,120,842

Gross profit	1,857,935	1,682,506	1,917,516	1,801,313	1,686,912

Selling and administrative expenses	1,606,936	1,675,376	1,739,452	1,629,465	1,395,725
Depreciation and amortization	216,807	227,134	232,667	228,647	207,774

Operating profit (loss)	34,192	(220,004)	(54,603)	(56,799)	83,413
Interest expense, net and amortization of deferred financing fees (c)	(29,507)	(35,345)	(35,304)	(57,350)	(28,237)

Earnings (loss) before taxes	4,685	(255,349)	(89,907)	(114,149)	55,176
Income taxes	51,953	(97,543)	(25,067)	(45,276)	12,422

Earnings (loss) (net of income tax)	(47,268)	(157,806)	(64,840)	(68,873)	42,754
Net loss attributable to noncontrolling interests (d)	—	—	—	37	32

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(47,268)	(157,806)	(64,840)	(68,836)	42,786

Earnings (loss) attributable to Barnes & Noble, Inc.
Earnings (loss)	$(47,268)	(157,806)	(64,840)	(68,873)	42,754
Less loss attributable to noncontrolling interests	—	—	—	37	32

Net earnings (loss) attributable to Barnes & Noble, Inc.	$(47,268)	(157,806)	(64,840)	(68,836)	42,786

Basic earnings per common share
Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.12)	(3.02)	(1.34)	(1.22)	0.75

Diluted earnings per common share
Net earnings (loss) attributable to Barnes & Noble, Inc.	$(1.12)	(3.02)	(1.34)	(1.22)	0.74

Dividends paid per share	$—	—	—	0.75	1.00

Weighted average common shares outstanding
Basic	58,971	58,247	57,337	56,588	55,344
Diluted	58,971	58,247	57,337	56,588	56,153

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2014	Fiscal 2013	Fiscal 2012	Fiscal 2011	Fiscal 2010
OTHER OPERATING DATA:
Number of stores
Barnes & Noble stores	661	675	691	705	720
Barnes & Noble College	700	686	647	636	637
Total	1,361	1,361	1,338	1,341	1,357

Comparable sales increase (decrease)
Barnes & Noble Retail (e)	(5.8)%	(3.4)%	1.4%	0.7%	(4.8)%
Barnes & Noble Retail Core comparable sales (f)	(3.1)%	0.1%	0.7%	(8.3)%	(5.3)%
Barnes & Noble College (g)	(2.7)%	(1.2)%	(0.3)%	(0.8)%	(0.2)%

Capital expenditures	$134,981	165,835	163,552	110,502	127,779

BALANCE SHEET DATA:

Total assets	$3,537,449	3,732,536	3,774,699	3,596,466	3,705,686
Total liabilities	$2,300,559	2,443,631	2,730,155	2,675,969	2,706,815
Long-term debt	$—	77,000	324,200	313,100	260,400
Long-term subordinated note (h)	$—	127,250	150,000	150,000	150,000
Shareholders’ Equity	$658,696	713,743	852,271	920,497	997,321

(a)	B&N College results are included since the Acquisition on September 30, 2009.

(b)	Represents sales from NOOK to B&N Retail and B&N College on a sell through basis.

(c)	Amounts for fiscal 2014, fiscal 2013, fiscal 2012, fiscal 2011 and fiscal 2010 are net of interest income of $190, $71, $0, $320, and $452, respectively.

(d)	Noncontrolling interest represents the 50% outside interest in Begin Smart LLC. During the second quarter of fiscal 2011, the Company purchased the remaining 50% outside interest in Begin Smart LLC.

(e)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with Accounting Standards Codification (ASC) 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores.

(f)	Core comparable store sales, which excludes sales of NOOK products, increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed or relocated stores.

(g)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores. Additionally, for textbook rentals, comparable store sales reflects the retail selling price of a new or used textbook when rented, rather than solely the rental fee received and amortized over the rental period.

(h)	See Notes 5 and 19 to the Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. As used in this section, “fiscal 2014” represents the 53 weeks ended May 3, 2014, “fiscal 2013” represents the 52 weeks ended April 27, 2013 and “fiscal 2012” represents the 52 weeks ended April 28, 2012.

General

Barnes & Noble, one of the nation’s largest booksellers,1 is a leading content, commerce and technology company providing customers easy and convenient access to trade books, textbooks, magazines, newspapers and other content across its multi-channel distribution platform. As of May 3, 2014, the Company operated 1,361 bookstores in 50 states, including 700 bookstores on college campuses, and operates one of the Web’s largest eCommerce sites and develops digital reading products and operates one of the largest digital bookstores. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership in selling content to drive sales across its multiple channels.

Of the 1,361 bookstores, Barnes & Noble Retail (B&N Retail) operates 661 retail bookstores, primarily under the Barnes & Noble Booksellers trade name, and includes the Company’s eCommerce site. Barnes & Noble College Booksellers, LLC (B&N College) operates 700 college bookstores at colleges and universities across the United States, of which 155 stores are co-branded with the universities’ name and Barnes & Noble name. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption through the web, NOOK®2 reading devices and reading software for iOS, Android and Windows 8. The Company employed approximately 34,000 full and part-time employees as of May 3, 2014. Including seasonal and temporary employees, the Company employed approximately 41,000 employees as of May 3, 2014.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, textbooks and course-related materials, NOOK® and related accessories, bargain books, magazines, gifts, emblematic apparel and gifts, school and dorm supplies, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on barnesandnoble.com. The Company also offers a textbook rental option to its customers, as well as digital textbooks and other course materials through a proprietary digital platform (YuzuTM). The Company offers its customers a full suite of textbook options—new, used, digital and rental.

To address dynamic changes in the book selling industry, Barnes & Noble has transformed its business from a store-based model to a multi-channel model centered on its retail stores, Internet and digital commerce. The Company offers readers the option of store visits, eCommerce, and digital delivery of books to devices of their choosing, including the award winning NOOK® eReaders.

[1]	Based upon sales reported in trade publications and public filings.
[2]

Any reference to NOOK® include the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, NOOK Simple Touch™, NOOK Tablet™, NOOK Simple Touch with GlowLight™, NOOK® HD, NOOK® HD+ and NOOK GlowLight™ eReader devices, and each of which include the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

Barnes & Noble’s strategy is to:

•	utilize the strong Barnes & Noble brand and retail footprint to attract customers to its multi-channel platform;

•	expand its distribution channels through strategic partnerships with world-class hardware and software companies and retail partners;

•	drive content sales through the web, NOOK® Readers and 3rd party devices;

•	use its infrastructure to deliver digital content to customers; and

•	continue to grow campus partnerships including store locations and students served while continuing its investment in the digital higher education business.

The Company has a multi-channel marketing strategy that deploys various merchandising programs and promotional activities to drive traffic to both its stores and website. At the center of this program is the Company’s website, barnesandnoble.com.

On April 27, 2012, the Company entered into an investment agreement between the Company, Morrison Investment Holdings, Inc. (Morrison) and Microsoft Corporation (Microsoft) pursuant to which the Company would form a Delaware limited liability company (NOOK Media), and transfer to NOOK Media the Company’s digital device, digital content and college bookstore businesses and NOOK Media would sell to Morrison, and Morrison would purchase, 300,000 convertible preferred membership interests in NOOK Media (Series A preferred) for an aggregate purchase price of $300.0 million. On October 4, 2012, NOOK Media was formed and the Company sold to Morrison 300,000 convertible preferred membership interests in NOOK Media for an aggregate purchase price of $300.0 million. The convertible preferred membership interests have a liquidation preference equal to Microsoft’s original investment. Concurrently with its entry into this agreement, the Company has also entered into a commercial agreement with Microsoft, whereby, among other things, NOOK Media has developed and distributed a Windows 8 application for eReading and digital content purchases, and has entered into an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP. As part of the commercial agreement, for each of the first three years since the launch of the application for Windows 8, NOOK Media received and will continue to receive advance payments of $60.0 million per year from Microsoft. These advance payments are subject to deferral under certain circumstances. Microsoft has paid and is obligated to continue to pay to NOOK Media $25.0 million each year for the first five years of the term for purposes of assisting NOOK Media in acquiring local digital reading content and technology development in the performance of NOOK Media’s obligations under the commercial agreement. Under the terms of this transaction, NOOK Media was debt-free at inception, except for trade accounts payable and other working capital requirements. Under the limited liability company agreement of NOOK Media, no distributions may be made by NOOK Media without Morrison’s approval.

On March 10, 2014, the Company entered into an amendment (Amendment) to its existing Commercial Agreement. Pursuant to the Amendment, NOOK Media and Microsoft agreed to co-branding within the Microsoft Consumer Reader for reading content delivered by NOOK Media. The Amendment also provided that subject to certain conditions NOOK Media would be permitted to discontinue distributing the NOOK Windows app and will cooperate in good faith with Microsoft to transition users to the Microsoft Consumer Reader. Microsoft and NOOK Media also agreed to updated revenue sharing to address this possibility. The Amendment also permits NOOK Media to cease efforts with respect to a Windows phone app.

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

At closing, NOOK Media and Pearson entered into a commercial agreement with respect to distributing Pearson content in connection with this strategic investment. On December 27, 2013, NOOK Media entered into an amendment to the commercial agreement that extends the term of the agreement and the timing of the measurement period to meet certain revenue share milestones.

On June 4, 2014, barnesandnoble.com llc (NOOK Media Sub), a wholly owned subsidiary of NOOK Media and a subsidiary of Barnes & Noble, entered into a commercial agreement (Agreement) with Samsung Electronics America, Inc. (Samsung) relating to tablets.

Pursuant to the Agreement, NOOK Media Sub, after good faith consultations with Samsung and subject to Samsung’s agreement, will select Samsung tablet devices under development to be customized and co-branded by NOOK Media Sub. Such devices will be produced by Samsung. The co-branded NOOK tablet devices may be sold by NOOK Media through Barnes & Noble retail stores, www.barnesandnoble.com, www.nook.com and other Barnes & Noble and NOOK Media websites. NOOK Media Sub and Samsung have agreed to develop co-branded Samsung Galaxy Tab 4 NOOK tablets as the initial co-branded devices pursuant to the Agreement.

NOOK Media Sub has agreed to a minimum purchase commitment of 1,000,000 devices during the first twelve months after the launch of the initial co-branded NOOK devices; provided that if NOOK Media Sub does not meet certain sales thresholds of the initial co-branded NOOK devices by December 31, 2014, then the twelve month period referred to above shall be extended to fifteen months.

NOOK Media Sub and Samsung have agreed to coordinate customer service for the co-branded NOOK devices and have both agreed to a license of intellectual property to promote and market the devices. Additionally, Samsung has agreed to fund a marketing fund for the co-branded NOOK devices at the initial launch and for the duration of the Agreement.

The Agreement has a two year term, with certain termination rights, including termination (i) by NOOK Media Sub for a Samsung material default; (ii) by Samsung for a NOOK Media Sub material default; (iii) by NOOK Media Sub if Samsung fails to meet its shipping and delivery obligations in any material respect on a timely basis; and (iv) by either party upon insolvency or bankruptcy of the other party.

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty) pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204.0 million in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock will be convertible, at the option of the holders, into shares of Common Stock, representing 16.6% of the Common Stock outstanding as of August 29, 2011, (after giving pro forma effect to the issuance of the Preferred Stock), based on the initial conversion rate. The initial conversion rate reflects an initial conversion price of $17.00 and is subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock is equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock to be paid quarterly and subject to adjustment in certain circumstances.

On April 8, 2014, Liberty sold the majority of its shares to qualified institutional buyers in reliance on Rule 144A under the Securities Act and has retained an approximate 10 percent stake of its initial investment. As a result, Liberty will no longer have the right to elect two preferred stock directors to the Company’s Board. Additionally, the consent rights and pre-emptive rights to which Liberty was previously entitled ceased to apply.

On September 30, 2009, in connection with the closing of the acquisition of B&N College (the Acquisition), the Company issued the sellers (i) a senior subordinated note (the Senior Seller Note) in the principal amount of $100.0 million, with interest of 8% per annum payable on the unpaid principal amount, which was paid on December 15, 2010 in accordance to its scheduled date, and (ii) a junior subordinated note (the Junior Seller Note) in the principal amount of $150.0 million, payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount. Pursuant to a settlement agreed to on June 13, 2012, the sellers have agreed to waive their right to receive $22.8 million in principal amount (and interest on such principal amount) of the Junior Seller Note. The net short-term payable of $127.3 million is due September 30, 2014 and has been reclassified to a short-term liability accordingly.

Segments

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. The Company’s three operating segments are: B&N Retail, B&N College and NOOK.

B&N Retail

This segment includes 661 bookstores as of May 3, 2014, primarily under the Barnes & Noble Booksellers trade name. These stores generally offer a dedicated NOOK® area, a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music, Gift, Magazine and Bargain products. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, barnesandnoble.com, and its publishing operation, Sterling Publishing.

Barnes & Noble stores range in size from 3,000 to 60,000 square feet depending upon market size, with an overall average store size of 26,000 square feet. In fiscal 2014, the Company reduced the Barnes & Noble store base by approximately 400,000 square feet, bringing the total square footage to 17.4 million square feet, a 1.9% decrease from fiscal 2013. The Company opened three new Barnes & Noble stores in fiscal 2014, which total 84,000 square feet in size. Each Barnes & Noble store features an authoritative selection of books, ranging from 22,000 to 163,000 titles. The comprehensive title selection is diverse and reflects local interests. Bestsellers typically represent between approximately 4% and 6% of Barnes & Noble store sales. Product Master, the Company’s proprietary inventory management database, has approximately 16 million titles. By enhancing the Company’s existing merchandise replenishment systems, Product Master allows the Company to achieve high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing.

Complementing this extensive on-site selection, all Barnes & Noble stores provide customers with access to the millions of books available to online shoppers at barnesandnoble.com while offering an option to have the book sent to the store or shipped directly to the customer. At the center of this eCommerce program is the Company’s website, barnesandnoble.com.

Sterling Publishing

Sterling Publishing is a leading publisher of non-fiction trade titles. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books and kits across a variety of imprints, in categories such as health & wellness, music & popular culture, food & wine, crafts & photography, puzzles & games and history & current affairs, as well as a large children’s line. Sterling, with a solid backlist and robust value publishing program, has a 14,000+ title base of eBooks and print books. In addition, Sterling also distributes 1,000+ titles on behalf of client publishers.

B&N College

B&N College is one of the largest contract operators of bookstores on college and university campuses across the United States. As of May 3, 2014, B&N College operated 700 stores nationwide. These stores are operated under 448 contracts, which can cover multiple stores and include over 5 million students and faculty. B&N College’s customer base, which is mainly comprised of students and faculty, can purchase various items from their campus stores, including textbooks, textbook rentals and course-related materials, emblematic apparel and gifts, trade books, computer products, NOOK® products and related accessories, school and dorm supplies, convenience and café items. B&N College provides extensive textbook rental options to its customers and has expanded its digital textbooks and other course materials through a proprietary digital platform (Yuzu™). A significant number of textbooks are now available in multiple formats: new, used, rental and digital (rental and ownership), resulting in improved choice and substantial student savings.

B&N College operates 664 traditional college bookstores and 36 academic superstores, which are generally larger in size, offer cafés and provide a sense of community that engages the surrounding campus and local communities in college activities and culture. The traditional bookstores range in size up to 48,000 square feet. The academic superstores range in size from 8,000 to 111,000 square feet.

B&N College generally operates its stores pursuant to multi-year management service agreements under which a school designates B&N College to operate the official school bookstore on campus and B&N College provides the school with regular payments that represent a percentage of store sales and, in some cases, include a minimum fixed guarantee.

B&N College’s business strategy is to maintain long-term relationships with colleges and universities by providing high-quality service to college administrators, faculty and students. B&N College is poised for continued growth with approximately 55% of college bookstores in the United States being operated by the educational institutions themselves. B&N College believes it will achieve this by increasing market share through new account acquisition and through strategic planning and outreach with its existing accounts to exploit opportunities and grow market share.

NOOK

This segment includes the Company’s digital business, which includes the Company’s eBookstore, digital newsstand and sales of NOOK® devices and accessories through B&N Retail, B&N College and third party distribution partners. The underlying strategy of the NOOK business is to offer customers any digital book, newspaper or magazine, anytime, on any device. The Company remains committed to delivering to customers the best digital bookstore experience, while rationalizing its existing cost structure. As part of this commitment, the Company entered into a partnership on June 4, 2014, to develop co-branded Samsung Galaxy Tab 4 NOOK tablets that feature the award-winning Barnes & Noble digital reading experience. The co-branded devices will combine popular Samsung Galaxy Tab 4 hardware with customized NOOK software to give customers powerful, full-featured tablets that are designed for reading, with easy access to Barnes & Noble’s expansive digital collection of more than three million books, leading magazines and newspapers. The companies are expected to introduce the Samsung Galaxy Tab 4 NOOK in a 7-inch version in the U.S. in August 2014. The Company also intends to continue to develop and offer the best black-and-white eReaders on the market, backed by quality customer service and technology support for those devices. The Company will continue to sell through its existing on-hand device inventory as it segues into new products. At the same time, it will continue to leverage all Barnes & Noble retail, digital and partnership assets, as well as existing NOOK customer relationships. The Company intends to continue to provide the resources necessary for quality customer service and support sales of new devices and those in use by NOOK’s existing customer base.

On June 5, 2014, the Company entered into an Assignment of Lease for its 208,000 square foot Palo Alto, California campus. Employees will be relocated to new state-of-the-art facilities totaling 88,000 square feet. NOOK employees will move to a new facility in Santa Clara, California, while Barnes & Noble College’s digital education employees will relocate to a facility in Mountain View, California. The relocations are expected to occur by the end of the first quarter of fiscal 2015. This action will result in a net reduction of annual occupancy expenses of approximately $9.6 million, reducing the Company’s future lease commitments by approximately $102.1 million. In the fourth quarter of fiscal 2014, the Company recorded an asset impairment charge of $28.4 million related to this relocation. The Company also expects to incur cash closing costs and to adjust lease accounting items in the first quarter of fiscal 2015 to reflect the impact of these relocations.

The digital products group has knowledgeable product development and operational management teams in the areas of reading software, digital content retailing and mobile device development. NOOK’s development office employs experienced engineers in its digital product area. The NOOK digital products management team is currently focused on next generation digital reading products to enhance the reading experience and help consumers discover content in new and interesting ways. The Digital Services team, which includes the Cloud and Commerce groups, is responsible for maintaining and developing the NOOK digital bookstore service.

Results of Operations

Fiscal Year	Fiscal 2014	Fiscal 2013	Fiscal 2012
Sales (in thousands)	$6,381,357	$6,839,005	$7,129,199
Loss Attributable to Barnes & Noble, Inc. (in thousands)	$(47,268)	$(157,806)	$(64,840)
Diluted Loss Per Common Share	$(1.12)	$(3.02)	$(1.34)
Comparable Sales Increase (Decrease)
Barnes & Noble stores (a)	(5.8)%	(3.4)%	1.4%
Barnes & Noble Core stores (b)	(3.1)%	0.1%	0.7%
Barnes & Noble College stores (c)	(2.7)%	(1.2)%	(0.3)%
Stores Opened
Barnes & Noble stores	3	2	—
Barnes & Noble College stores	30	49	32

Total	33	51	32

Stores Closed
Barnes & Noble stores	17	18	14
Barnes & Noble College stores	16	10	21

Total	33	28	35

Number of Stores Open at Year End
Barnes & Noble stores	661	675	691
Barnes & Noble College stores	700	686	647

Total	1,361	1,361	1,338

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble stores	17.4	17.7	18.0

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores.

(b)	Core comparable store sales, which excludes sales of NOOK products, increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed or relocated stores.

(c)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with ASC 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores. Additionally, for textbook rentals, comparable store sales reflects the retail selling price of a new or used textbook when rented, rather than solely the rental fee received and amortized over the rental period.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	Fiscal 2014	Fiscal 2013	Fiscal 2012
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	70.9	75.4	73.1

Gross margin	29.1	24.6	26.9
Selling and administrative expenses	25.2	24.5	24.4
Depreciation and amortization	3.4	3.3	3.3

Operating income (loss)	0.5	(3.2)	(0.8)
Interest expense, net and amortization of deferred financing fees	0.5	0.5	0.5

Income (loss) before taxes	0.1	(3.7)	(1.3)
Income taxes	0.8	(1.4)	(0.4)

Loss (net of income tax)	(0.7)%	(2.3)%	(0.9)%

Business Overview

The Company’s financial performance has been significantly impacted in recent years by a number of factors, including the expanding digital market, increased online competition and the economic downturn. However, the Company has benefited from reduced physical bookstore competition in the marketplace, the successful execution of new merchandising strategies, its ability to acquire new college contracts, and by expanding its offerings to college students. Additionally, the Company has leveraged its unique assets, iconic brands and reach to become a leader in the distribution of digital content.

The Company derives the majority of its sales and net income from its B&N Retail and B&N College stores.

B&N Retail comparable store sales benefited as one of B&N Retail’s largest competitors in the sale of physical books, Borders Group, Inc. (Borders), completed liquidating all of its stores under Chapter 11 of the Bankruptcy Code in early fiscal 2012. While the Company expects declining physical book trends to continue industry-wide as consumer spending shifts further online and toward digital products, it expects to be the beneficiary of further market consolidation as other non-book retailers reduce their presence in the book category. Additionally, the Company continues to experience positive trends in its Toys & Games business as a result of the successful execution of new merchandising strategies. The Company is making further investments in its retail business this fiscal year and plans to launch a new eCommerce platform, which it believes will allow it to be more competitive in the marketplace.

B&N College provides direct access to a large and well-educated demographic group, enabling the Company to build relationships with students throughout their college years and beyond. The Company also expects to be the beneficiary of market consolidation as more and more schools outsource their bookstore management. The Company is in a unique market position to benefit from this trend given its full suite of services: bookstore management, textbook rental and digital delivery. The Company is making further investments in its college business, including its most recent launch of YuzuTM. The Company believes higher education provides a long-term growth opportunity.

NOOK represents the Company’s digital business, which includes the Company’s eBookstore, digital newsstand and sales of NOOK® devices and accessories through B&N Retail, B&N College and third party distribution partners. The underlying strategy of the NOOK business is to offer customers any digital book, newspaper or magazine, anytime, on any device. The Company remains committed to delivering to customers the best digital bookstore experience, while rationalizing its existing cost structure. As part of this commitment, the Company entered into a partnership on June 4, 2014, to develop co-branded Samsung Galaxy Tab 4 NOOK tablets that feature the award-winning Barnes & Noble digital reading experience. The co-branded devices will combine popular Samsung Galaxy Tab 4 hardware with customized NOOK software to give customers powerful, full-featured tablets that are designed for reading, with easy access to Barnes & Noble’s expansive digital collection of more than three million books, leading magazines and newspapers. The companies are expected to introduce the Samsung Galaxy Tab 4 NOOK in a 7-inch version in the U.S. in August 2014. The Company also intends to continue to develop and offer the best black-and-white eReaders on the market, backed by quality customer service and technology support for those devices. The Company will continue to sell its existing device inventory through as it segues into new products. At the same time, it will leverage all Barnes & Noble retail, digital and partnership assets, as well as existing NOOK customer relationships. The Company intends to continue to provide the resources necessary for quality customer service and support sales of new devices and those in use by NOOK’s existing customer base.

On June 5, 2014, the Company entered into an Assignment of Lease for its 208,000 square foot Palo Alto, California campus. Employees will be relocated to new state-of-the-art facilities totaling 88,000 square feet. NOOK employees will move to a new facility in Santa Clara, California, while Barnes & Noble College’s digital education employees will relocate to a facility in Mountain View, California. The relocations are expected to occur by the end of the first quarter of fiscal 2015. This action is expected to result in significant annual occupancy expense savings.

The Company sells digital content in the U.K. directly through its NOOK devices and its nook.co.uk website. The Company plans to continue to expand into additional international markets and believes that its partnership with Microsoft will help foster that expansion. Additionally, the Company believes that its partnership with Pearson will accelerate customer access to digital content by pairing Pearson’s leading expertise in online learning with NOOK’s expertise in reading technology, online commerce and customer service.

The Company believes its footprint of more than 1,300 stores will continue to be a major competitive asset in capturing digital content share. The Company will continue to complement its traditional retail, trade book and college bookstores businesses with its electronic and Internet offerings, using retail stores in attractive geographic markets to promote and sell digital devices and content. Customers can see, feel and experiment with NOOK® products in the Company’s stores.

Although the stores will be just a part of the offering, they will remain a key driver of sales and cash flow as the Company expands its multi-channel relationships with its customers. While the Company may open a few retail stores in new geographic markets, the Company expects to reduce the total net number of retail stores. B&N College expects to increase its college store base.

Although the Company believes cash on hand, cash flows from operating activities, funds available from its Credit Facility, cash received and committed to NOOK Media and short-term vendor financing provide the Company with adequate liquidity and capital resources for seasonal working capital requirements, the Company may raise additional capital to support key strategic initiatives.

53 Weeks Ended May 3, 2014 Compared with 52 Weeks Ended April 27, 2013

Sales

The following table summarizes the Company’s sales for the 53 weeks ended May 3, 2014 and 52 weeks ended April 27, 2013:

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	% Total	April 27, 2013	% Total
B&N Retail	$4,295,110	67.3%	$4,568,243	66.8%
B&N College	1,748,042	27.4%	1,763,248	25.8%
NOOK	505,862	7.9%	780,433	11.4%
Elimination	(167,657)	(2.6)%	(272,919)	(4.0)%

Total Sales	$6,381,357	100.0%	$6,839,005	100.0%

The Company’s sales decreased $457.7 million, or 6.7%, during fiscal 2014 to $6.38 billion from $6.84 billion during fiscal 2013. The decrease by segment is as follows:

•

B&N Retail sales decreased $273.1 million, or 6.0%, to $4.30 billion during the 53 weeks ended May 3, 2014 from $4.57 billion during the 52 weeks ended April 27, 2013, and accounted for 67.3% of total Company sales. The inclusion of the 53rd week contributed $56.6 million in additional sales in fiscal 2014. The decrease was attributable to a 5.8% decrease in comparable store sales, which decreased sales by $224.6 million, and lower online sales, which declined by $32.3 million. Closed stores decreased sales by $81.8 million, partially offset by new stores that increased sales by $19.0 million. Core comparable store sales, which exclude sales of NOOK® products, decreased 3.1% as compared to the prior year. Core comparable store sales were impacted by lower physical book sales, partially offset by stronger sales in the Toys & Games and Gift categories. Core comparable sales were impacted by comparisons to the strong sales of the Fifty Shades and Hunger Games trilogies in the prior year. Excluding these trilogies, core comparable store sales decreased 1.7%. Sales of NOOK products at B&N Retail stores declined on lower device unit volume and lower average selling prices. B&N Retail also includes third-party sales of Sterling Publishing, which declined $6.6 million, or 5.7%, versus the prior year.

•

B&N College sales decreased $15.2 million, or 0.9%, to $1.75 billion during the 53 weeks ended May 3, 2014 from $1.76 billion during the 52 weeks ended April 27, 2013, and accounted for 27.4% of total Company sales. The inclusion of the 53rd week contributed $14.6 million in additional sales in fiscal 2014. The decrease was primarily due to a comparable store sales decline of 2.7% on lower textbook sales and a higher mix of lower priced used textbook rentals, partially offset by higher general merchandise sales. While comparable store sales percentages are adjusted for the impact of textbook rentals, sales dollars are negatively impacted by the continued growth of textbook rentals, which have a lower price than new or used textbooks, and a portion of rental sales are deferred over the rental period. Comparable sales dollars decreased sales by $73.5 million for the year. Recognition of previously deferred rental revenues increased sales by $2.0 million for the 53 weeks ended May 3, 2014. Closed stores decreased sales by $21.2 million, offset by new store openings, which increased sales by $63.2 million.

•

NOOK sales decreased $274.6 million, or 35.2%, to $505.9 million during the 53 weeks ended May 3, 2014 from $780.4 million during the 52 weeks ended April 27, 2013. The inclusion of the 53rd week contributed $9.2 million in additional sales in fiscal 2014. Device and accessories sales decreased $211.0 million, or 44.8%, to $260.3 million during the 53 weeks ended May 3, 2014 on lower device unit volume and lower average selling prices. Two new tablet products were launched in fiscal 2013 versus one new e-Ink product in fiscal 2014, as the Company sold through most of its existing device inventories at reduced prices. Digital content sales decreased $63.6 million, or 20.6%, to $245.6 million during the 53 weeks ended May 3, 2014. The digital content decrease was primarily due to lower device unit volume throughout the year, lower average selling prices and comparisons to the Fifty Shades and Hunger Games trilogies in the prior year. Excluding the impact of these two trilogies, digital content sales decreased 17.5% during the 53 weeks ended May 3, 2014.

•

The elimination represents sales from NOOK to B&N Retail and B&N College on a sell through basis. The decrease versus prior year was due to the lower device sales at B&N Retail. NOOK sales, net of this elimination, accounted for 5.3% of total Company sales.

In fiscal 2014, the Company opened three and closed 17 Barnes & Noble stores, bringing its total number of B&N Retail stores to 661 with 17.4 million square feet. In fiscal 2014, the Company added 30 B&N College stores and closed 16, ending the period with 700 B&N College stores. As of May 3, 2014, the Company operated 1,361 stores in the fifty states and the District of Columbia.

Cost of Sales and Occupancy

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	% Sales	April 27, 2013	% Sales
B&N Retail	$2,956,821	68.8%	$3,168,520	69.4%
B&N College	1,310,673	75.0%	1,358,172	77.0%
NOOK	423,585	83.7%	902,726	115.7%
Elimination	(167,657)	(33.1)%	(272,919)	(35.0)%

Total Cost of Sales and Occupancy	$4,523,422	70.9%	$5,156,499	75.4%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, management service agreement costs with schools, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $633.1 million, or 12.3%, to $4.52 billion in fiscal 2014 from $5.16 billion in fiscal 2013. Cost of sales and occupancy decreased as a percentage of sales to 70.9% in fiscal 2014 from 75.4% in fiscal 2013. The decrease by segment is as follows:

•

B&N Retail cost of sales and occupancy decreased as a percentage of sales to 68.8% in fiscal 2014 from 69.4% in fiscal 2013. This decrease was attributable to a higher mix of higher margin core products (which excludes NOOK® products), increased favorable vendor allowances and settlements, partially offset by expense deleverage against sales decline.

•

B&N College cost of sales and occupancy decreased as a percentage of sales to 75.0% in fiscal 2014 from 77.0% in fiscal 2013 due to a favorable sales mix of higher margin textbook rentals and general merchandise, increased textbook rental margin rates, and a $7.7 million favorable LIFO adjustment this year compared to a $2.2 million unfavorable LIFO adjustment last year. These were partially offset by sales deleveraging and higher occupancy costs as a result of contract renewals.

•

NOOK cost of sales and occupancy decreased as a percentage of sales to 83.7% in fiscal 2014 from 115.7% in fiscal 2013. During fiscal 2013, the Company recorded $222.2 million of additional inventory related charges, of which $189.7 million was recorded to cost of sales and the remainder related to sales allowances, as the holiday sales shortfall resulted in higher than anticipated levels of finished and unfinished goods. The current year includes a reduction in cost of sales of $25.7 million as the Company sold through devices at higher average selling prices than originally anticipated, and also was able to use parts and components, which were previously written down, to build more devices to meet higher than expected demand. The current year also includes $21.8 million of inventory charges to write down device development and other costs reflective of changes to the Company’s device strategy.

Gross Margin

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	% Sales	April 27, 2013	% Sales
B&N Retail	$1,338,289	31.2%	$1,399,723	30.6%
B&N College	437,369	25.0%	405,076	23.0%
NOOK	82,277	24.3%	(122,293)	(24.1)%

Total Gross Margin	$1,857,935	29.1%	$1,682,506	24.6%

The Company’s consolidated gross margin increased $175.4 million, or 10.4%, to $1.86 billion in fiscal 2014 from $1.68 billion in fiscal 2013. This increase was due to the matters discussed above.

Selling and Administrative Expenses

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	% Sales	April 27, 2013	% Sales
B&N Retail	$984,236	22.9%	$1,023,633	22.4%
B&N College	322,819	18.5%	293,618	16.7%
NOOK	299,881	88.7%	358,125	70.6%

Total Selling and Administrative Expenses	$1,606,936	25.2%	$1,675,376	24.5%

Selling and administrative expenses decreased $68.4 million, or 4.1%, to $1.61 billion in fiscal 2014 from $1.68 billion in fiscal 2013. Selling and administrative expenses increased as a percentage of sales to 25.2% in fiscal 2014 from 24.5% in fiscal 2013. The change as a percentage of sales by segment is as follows:

•

B&N Retail selling and administrative expenses increased as a percentage of sales to 22.9% in fiscal 2014 from 22.4% in fiscal 2013. This increase was primarily due to deleveraging against the sales decline.

•

B&N College selling and administrative expenses increased as a percentage of sales to 18.5% in fiscal 2014 from 16.7% in fiscal 2013. This increase was primarily due to deleveraging against the sales decline as well as continued investments in YuzuTM, B&N College’s digital education platform.

•

NOOK selling and administrative expenses increased as a percentage of sales to 88.7% in fiscal 2014 from 70.6% in fiscal 2013. The current year includes a $28.4 million asset impairment resulting from the relocation of the Palo Alto, CA facility. The prior year included $20.3 million of impairment charges, primarily including goodwill. Excluding these impairment charges, S&A expenses increased to 80.3% from 66.6% primarily due to sales deleverage. Expense dollars declined on lower advertising, consulting, compensation and legal expenses.

Depreciation and Amortization

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	% Sales	April 27, 2013	% Sales
B&N Retail	$125,991	2.9%	$148,855	3.3%
B&N College	48,014	2.7%	46,849	2.7%
NOOK	42,802	12.7%	31,430	6.2%

Total Depreciation and Amortization	$216,807	3.4%	$227,134	3.3%

Depreciation and amortization decreased $10.3 million, or 4.5%, to $216.8 million in fiscal 2014 from $227.1 million in fiscal 2013. This decrease was primarily attributable to store closings and fully depreciated assets, partially offset by additional capital expenditures.

Operating Profit (Loss)

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	% Sales	April 27, 2013	% Sales
B&N Retail	$228,062	5.3%	$227,235	5.0%
B&N College	66,536	3.8%	64,609	3.7%
NOOK	(260,406)	(77.0)%	(511,848)	(100.9)%

Total Operating Profit (Loss)	$34,192	0.5%	$(220,004)	(3.2)%

The Company’s consolidated operating profit increased $254.2 million, or 115.5%, to an operating profit of $34.2 million in fiscal 2014 from an operating loss of $(220.0) million in fiscal 2013. This increase was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	53 Weeks Ended	52 Weeks Ended
Dollars in thousands	May 3, 2014	April 27, 2013	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$29,507	$35,345	(16.5)%

Net interest expense and amortization of deferred financing fees decreased $5.8 million, or 16.5%, to $29.5 million in fiscal 2014 from $35.3 million in fiscal 2013. This decrease was due to lower average borrowings in the current year.

Income Taxes

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	Effective Rate	April 27, 2013	Effective Rate
Income Taxes	$51,953	1,108.9%	$(97,543)	38.2%

The Company recorded an income tax provision in fiscal 2014 of $52.0 million compared with income tax benefit of $(97.5) million in fiscal 2013. The Company’s effective tax rate increased to 1,108.9% in fiscal 2014 compared with 38.2% in fiscal 2013. The higher effective tax rate in fiscal 2014 was due primarily to the impacts of valuation allowances, loss allocations within the Company’s NOOK Media joint venture and non-deductible expenses, partly offset by R&D tax credits, state loss carryforwards and changes to unrecognized tax benefits.

In accordance with US GAAP rules on accounting for income taxes, the Company evaluates the realizability of its deferred tax assets at each reporting date. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a particular deferred tax asset will not be realized. As part of this evaluation, the Company reviews all evidence, both positive and negative, to determine if a valuation allowance is needed. The Company’s review of positive evidence included the review of feasible tax planning strategies that may be implemented and the reversal of temporary items. The Company determined that there was sufficient negative evidence to establish valuation allowances against certain deferred tax assets generated during this fiscal year, totaling $19.2 million. The Company will monitor the need for additional valuation allowances at each quarter in the future and, if the negative evidence outweighs the positive evidence, an allowance will be recorded.

Net Earnings (Loss)

	53 Weeks Ended		52 Weeks Ended
Dollars in thousands	May 3, 2014	Diluted EPS	April 27, 2013	Diluted EPS
Net Loss	$(47,268)	$(1.12)	$(157,806)	$(3.02)

As a result of the factors discussed above, the Company reported a consolidated net loss of $(47.3) million (or $1.12 per diluted share) during fiscal 2014, compared with consolidated net loss of $(157.8) million (or $3.02 per diluted share) during fiscal 2013.

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

The Company’s sales decreased $290.2 million, or 4.1%, during fiscal 2013 to $6.84 billion from $7.13 billion during fiscal 2012. The increase or decrease by segment is as follows:

•

B&N Retail sales for the 52 weeks ended April 27, 2013 decreased $284.7 million, or 5.9%, to $4.57 billion from $4.85 billion during the same period one year ago, and accounted for 66.8% of total Company sales. The decrease was primarily attributable to a 3.4% decrease in comparable store sales, which decreased sales by $138.4 million, lower online sales, which declined by $83.5 million, and closed store sales, which decreased sales by $68.0 million. Core comparable store sales, which exclude sales of NOOK® products, increased 0.1% as compared to the prior year. Sales of NOOK® products declined due to lower unit volume. B&N Retail also includes third-party sales of Sterling Publishing Co., Inc.

•

B&N College sales increased $19.6 million, or 1.1%, to $1.76 billion during the 52 weeks ended April 27, 2013 from $1.74 billion during the 52 weeks ended April 28, 2012. This increase was attributable to a $76.5 million increase in new store sales partially offset by $16.0 million of store closures as well as a comparable store sales decrease of 1.2%, or $41.9 million. While comparable store sales are adjusted for the impact of textbook rentals, total sales dollars are negatively impacted by the continued growth of textbook rentals, which have a lower price than new or used textbooks, and a portion of rental sales are deferred over the rental period. This decrease was partially offset by higher general merchandise sales.

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

Cost of sales and occupancy decreased $55.2 million, or 1.1%, to $5.16 billion, in fiscal 2013 from $5.21 billion in fiscal 2012. Cost of sales and occupancy increased as a percentage of sales to 75.4% in fiscal 2013 from 73.1% in fiscal 2012. The increase or decrease by segment is as follows:

•

B&N Retail cost of sales and occupancy decreased as a percentage of sales to 69.4% from 70.0% during the same period one year ago. This decrease was attributable to a higher mix of higher margin core products, (which exclude sales of NOOK products) and increased vendor allowances.

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

Selling and Administrative Expenses

	52 weeks ended
Dollars in thousands	April 27, 2013	% Sales	April 28, 2012	% Sales
B&N Retail	$1,023,633	22.4%	$1,130,311	23.3%
B&N College	293,618	16.7%	279,364	16.0%
NOOK	358,125	70.6%	329,777	61.9%

Total Selling and Administrative Expenses	$1,675,376	24.5%	$1,739,452	24.4%

Selling and administrative expenses decreased $64.1 million, or 3.7%, to $1.68 billion in fiscal 2013 from $1.74 billion in fiscal 2012. Selling and administrative expenses increased as a percentage of sales to 24.5% in fiscal 2013 from 24.4% in fiscal 2012. The increase or decrease by segment is as follows:

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

The Company evaluates the realizability of the deferred tax assets on a quarterly basis. As part of this evaluation, the Company reviews all evidence both positive and negative to determine if a valuation allowance is needed. At the end of the year, the Company was in a cumulative loss position. However, this negative evidence was outweighed by the positive evidence available and no valuation allowance, other than those previously recorded against particular deferred assets, is recorded. The Company’s review of positive evidence included the review of feasible tax planning strategies that may be implemented and the reversal of temporary items. The Company monitors the need for the additional valuation allowance at each quarter in the future and if the negative evidence outweighs the positive evidence an allowance will be recorded.

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

Liquidity and Capital Resources

The primary sources of the Company’s cash are net cash flows from operating activities, funds available under its credit facility, cash received and committed to NOOK Media and short-term vendor financing.

The Company’s cash and cash equivalents were $340.2 million as of May 3, 2014, compared with $160.5 million as of April 27, 2013. The increase in cash is primarily attributable to cash flow from operating activities, including the sell-through of existing NOOK inventory. On May 3, 2014, the Company had no borrowings under its $1.0 billion credit facility, compared to $77.0 million in the prior year.

Additional year-over-year balance sheet changes include the following:

•

Merchandise inventories decreased $176.1 million, or 12.5%, to $1.235 billion as of May 3, 2014, compared with $1.411 billion as of April 27, 2013. NOOK inventories decreased due to the sell through of existing on-hand devices, while Retail declined on improved inventory management on the lower sales volume. B&N College inventories slightly increased on higher used textbooks and general merchandise.

•

Receivables, net decreased $5.4 million, or 3.6%, to $144.0 million as of May 3, 2014, compared to $149.4 million as of April 27, 2013. This decrease was primarily due to lower channel partner business, partially offset by the eBook settlement discussed below.

•

Short-term deferred taxes decreased $65.2 million, or 31.0%, to $144.7 million as of May 3, 2014 compared to $209.9 million as of April 27, 2013. This decrease was primarily due to decreases in inventory and accrued liabilities.

•

Property and equipment, net decreased $94.2 million, or 16.1%, to $490.7 million as of May 3, 2014 compared to $584.9 million as of April 27, 2013 as depreciation outpaced capital expenditures. The Company also recorded $28.4 million of asset impairment charges for the Palo Alto relocation.

•	Intangible assets, net decreased $19.4 million, or 3.5%, to $528.6 million as of May 3, 2014 compared to $547.9 million as of April 27, 2013 on additional amortization.

•	Other noncurrent assets decreased $12.5 million, or 22.0%, to $44.5 million as of May 3, 2014 compared to $57.1 million as of April 27, 2013 primarily due to amortization of deferred financing costs.

•

Accounts payable decreased $70.1 million, or 8.7%, to $735.1 million as of May 3, 2014, compared to $805.2 million as of April 27, 2013. Accounts payable were 59.5% and 57.1% of merchandise inventory as of May 3, 2014 and April 27, 2013, respectively.

•

Accrued liabilities decreased $66.7 million, or 11.7%, to $502.6 million as of May 3, 2014, compared to $569.2 million as of April 27, 2013. Accrued liabilities include deferred income, accrued taxes, compensation, occupancy related, legal and other selling and administrative miscellaneous accruals.

•

Gift card liabilities increased $15.7 million, or 4.6%, to $356.7 million as of May 3, 2014, compared to $341.0 million as of April 27, 2013 as gift card issuances exceeded redemptions and breakage over the past twelve months. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. Additional breakage may be required if gift card redemptions continue to run lower than historical patterns.

•	The Junior Seller Note of $127.3 million relates to the acquisition of B&N College and is due September 30, 2014.

•

Long-term deferred taxes decreased $19.3 million, or 8.3%, to $211.9 million as of May 3, 2014 compared to $231.2 million as of April 27, 2013. This decrease was primarily due to lower depreciation partially offset by valuation allowances.

•

Other long-term liabilities decreased $53.0 million, or 12.6%, to $367.0 million as of May 3, 2014, compared to $419.9 million as of April 27, 2013. This decrease was due to the reclassification of the Junior Seller Note to short-term and lower deferred rent partially offset by proceeds received from the Microsoft Commercial Agreement and higher tax reserves.

The Company has arrangements with third-party manufacturers to produce certain NOOK® products. These manufacturers procure and assemble unfinished parts and components from third-party suppliers based on forecasts provided by the Company. Given production lead times, commitments are generally made far in advance of finished product delivery. Based on current purchase commitments and product development plans, the Company records a provision for purchase commitments. Future charges may be required based on changes in forecasted sales or strategic direction.

The Company provided credits to eligible customers resulting from the settlements reached with certain publishers in antitrust lawsuits filed by various State Attorney Generals and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $44.2 million in total credits as a result of the settlement, which is funded by these publishers. If a customer’s credit is not used to make a purchase within one year, the entire credit will expire. The Company recorded estimated redemptions of $33.6 million as a receivable from these publishers and a liability to its customers in March 2014. The Company’s customers had activated $21.5 million in credits thus far as of May 3, 2014.

Cash Flow

Cash flows provided by (used in) operating activities were $320.0 million, $117.4 million and $(24.1) million during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. The increase in cash flows from operating activities in fiscal 2014 was primarily attributable to lower inventory levels.

Capital Structure

On April 27, 2012, the Company entered into an investment agreement between the Company, Morrison and Microsoft pursuant to which the Company would form NOOK Media, and transfer to NOOK Media the Company’s digital device, digital content and college bookstore businesses and NOOK

Media would sell to Morrison, and Morrison would purchase, 300,000 convertible preferred membership interests in NOOK Media (Series A preferred) for an aggregate purchase price of $300.0 million. On October 4, 2012, NOOK Media was formed and the Company sold to Morrison 300,000 convertible preferred membership interests in NOOK Media for an aggregate purchase price of $300.0 million. The convertible preferred membership interests have a liquidation preference equal to Microsoft’s original investment. Concurrently with its entry into this agreement, the Company has also entered into a Commercial Agreement with Microsoft, whereby, among other things, NOOK Media has developed and distributed a Windows 8 application for eReading and digital content purchases, and has entered into an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP. As part of the Commercial Agreement, for each of the first three years since the launch of the application for Windows 8, NOOK Media received and will continue to receive advance payments of $60.0 million per year from Microsoft. These advance payments are subject to deferral under certain circumstances. Microsoft has paid and is obligated to continue to pay to NOOK Media $25.0 million each year for the first five years of the term for purposes of assisting NOOK Media in acquiring local digital reading content and technology development in the performance of NOOK Media’s obligations under the commercial agreement. Under the terms of this transaction, NOOK Media was debt-free at inception, except for trade accounts payable and other working capital requirements. Under the limited liability company agreement of NOOK Media, no distributions may be made by NOOK Media without Morrison’s approval.

On March 10, 2014, the Company entered into an amendment (Amendment) to the existing Commercial Agreement. Pursuant to the Amendment, NOOK Media and Microsoft agreed to co-branding within the Microsoft Consumer Reader for reading content delivered by NOOK Media. The Amendment also provided that subject to certain conditions NOOK Media would be permitted to discontinue distributing the NOOK Windows app and will cooperate in good faith with Microsoft to transition users to the Microsoft Consumer Reader. Microsoft and NOOK Media also agreed to updated revenue sharing to address this possibility. The Amendment also permits NOOK Media to cease efforts with respect to a Windows phone app.

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

At closing, NOOK Media and Pearson entered into a Commercial Agreement with respect to distributing Pearson content in connection with this strategic investment. On December 27, 2013, NOOK Media entered into an amendment to the Commercial Agreement that extends the term of the agreement and the timing of the measurement period to meet certain revenue share milestones.

On June 4, 2014, barnesandnoble.com llc (NOOK Media Sub), a wholly owned subsidiary of NOOK Media and a subsidiary of Barnes & Noble, entered into a commercial agreement (Agreement) with Samsung Electronics America, Inc. (Samsung) relating to tablets.

Pursuant to the Agreement, NOOK Media Sub, after good faith consultations with Samsung and subject to Samsung’s agreement, will select Samsung tablet devices under development to be customized and co-branded by NOOK Media Sub. Such devices will be produced by Samsung. The co-branded NOOK tablet devices may be sold by NOOK Media through Barnes & Noble retail stores, www.barnesandnoble.com, www.nook.com and other Barnes & Noble and NOOK Media websites. NOOK Media Sub and Samsung have agreed to develop co-branded Samsung Galaxy Tab 4 NOOK tablets as the initial co-branded devices pursuant to the Agreement.

NOOK Media Sub has agreed to a minimum purchase commitment of 1,000,000 devices during the first twelve months after the launch of the initial co-branded NOOK devices; provided that if NOOK Media Sub does not meet certain sales thresholds of the initial co-branded NOOK devices by December 31, 2014, then the twelve month period referred to above shall be extended to fifteen months.

NOOK Media Sub and Samsung have agreed to coordinate customer service for the co-branded NOOK devices and have both agreed to a license of intellectual property to promote and market the devices. Additionally, Samsung has agreed to fund a marketing fund for the co-branded NOOK devices at the initial launch and for the duration of the Agreement.

The Agreement has a two year term, with certain termination rights, including termination (i) by NOOK Media Sub for a Samsung material default; (ii) by Samsung for a NOOK Media Sub material default; (iii) by NOOK Media Sub if Samsung fails to meet its shipping and delivery obligations in any material respect on a timely basis; and (iv) by either party upon insolvency or bankruptcy of the other party.

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204.0 million in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock will be convertible, at the option of the holders, into shares of Common Stock, representing 16.6% of the Common Stock outstanding as of August 29, 2011, (after giving pro forma effect to the issuance of the Preferred Stock), based on the initial conversion rate. The initial conversion rate reflects an initial conversion price of $17.00 and is subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock is equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock to be paid quarterly and subject to adjustment in certain circumstances.

On April 8, 2014, Liberty sold the majority of its shares to qualified institutional buyers in reliance on Rule 144A under the Securities Act and has retained an approximate 10 percent stake of its initial investment. As a result, Liberty will no longer have the right to elect two preferred stock directors to the Company’s Board. Additionally, the consent rights and pre-emptive rights to which Liberty was previously entitled ceased to apply.

On September 30, 2009, in connection with the closing of the acquisition of B&N College (the Acquisition), the Company issued the sellers (i) a senior subordinated note (the Senior Seller Note) in the principal amount of $100.0 million, with interest of 8% per annum payable on the unpaid principal amount, which was paid on December 15, 2010 in accordance to its scheduled date, and (ii) a junior subordinated note (the Junior Seller Note) in the principal amount of $150.0 million, payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount. Pursuant to a settlement agreed to on June 13, 2012, the sellers have agreed to waive their right to receive $22.8 million in principal amount (and interest on such principal amount) of the Junior Seller Note. The net short-term payable of $127.3 million is due September 30, 2014 and has been reclassified to a short-term liability accordingly.

The Company is party to an amended and restated credit facility with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified to date, the Credit Facility), consisting of up to $1 billion in aggregate commitments under a five-year asset-backed revolving credit facility expiring on April 29, 2016, which is secured by eligible inventory and accounts receivable with the ability to include eligible real estate and related assets. Borrowings under the Credit Facility are limited to a specified percentage of eligible inventories and accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the Credit Facility). In addition, the Company has the option to request an increase in commitments under the Credit Facility by up to $300 million, subject to certain restrictions.

The Credit Facility requires Availability (as defined in the Credit Facility) to be greater than the greater of (i) 10% of the Loan Cap (as defined in the Credit Facility) and (ii) $50 million. In addition, the Credit Facility contains covenants that limit, among other things, the Company’s ability to incur indebtedness, create liens, make investments, make restricted payments, merge or acquire assets, and contains default provisions that are typical for this type of financing, among other things. Proceeds from the Credit Facility are used for general corporate purposes, including seasonal working capital needs.

Selected information related to the Company’s credit facilities (in thousands):

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Credit facility at period end	$—	77,000	324,200
Average balance outstanding during the period	$48,254	214,702	306,038
Maximum borrowings outstanding during the period	$180,300	462,900	582,000
Weighted average interest rate during the period (a)	15.65%	5.56%	4.71%
Interest rate at end of period	0.00%	4.93%	3.32%

(a)	Includes commitment fees.

Fees expensed with respect to the unused portion of the credit facilities were $4.4 million, $3.8 million and $3.3 million during fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

The Company had $36.8 million of outstanding letters of credit under the 2013 Amended Credit Facility as of May 3, 2014 compared with $33.9 million as of April 27, 2013.

The Company has no agreements to maintain compensating balances.

Capital Investment

The Company’s investing activities consist principally of capital expenditures for the maintenance of existing stores, new store construction, digital initiatives and enhancements to systems and the website. The Company plans to launch its new eCommerce website this year. The new website is expected to enhance its search capabilities, enable faster shipping and yield cost savings. The Company believes that the new website will allow it to be more competitive in the marketplace and continue to be a valuable resource for its customers, whether they would like their purchased products shipped to their homes or made available for pick up in the stores. Capital expenditures totaled $135.0 million, $165.8 million and $163.6 million during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Fiscal 2015 capital expenditure levels are expected to be comparable to fiscal 2014, although commitment to many such expenditures has not yet been made. Capital expenditures planned for fiscal 2015 primarily include maintenance of existing stores, enhancements to systems and the website, new college stores and digital initiatives.

Based upon the Company’s current operating levels and capital expenditures for fiscal 2015, management believes cash and cash equivalents on hand, funds available under its credit facility, cash received and committed to NOOK Media and short-term vendor financing will be sufficient to meet the Company’s normal working capital and debt service requirements for at least the next twelve months. The Company regularly evaluates its capital structure and conditions in the financing markets to ensure it maintains adequate flexibility to successfully execute its business plan.

On May 15, 2007, the Company announced that its Board of Directors authorized a stock repurchase program for the purchase of up to $400.0 million of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2.5 million as of May 3, 2014.

Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of May 3, 2014, the Company has repurchased 34,363,899 shares at a cost of approximately $1.1 billion under its stock repurchase programs. The repurchased shares are held in treasury.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of May 3, 2014 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Capital lease obligations	$0.5	$0.2	$0.3	$—	$—
Operating lease obligations (a)	1,940.6	421.0	703.5	451.5	364.6
Purchase obligations (b)	278.5	205.3	73.0	0.3	—
Interest obligations (c)	15.4	10.4	5.0	—	—
Junior Seller Note (Note 5 and 19)	127.3	127.3	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under GAAP (d)	—	—	—	—	—

Total	$2,362.3	$764.2	$781.8	$451.8	$364.6

(a)	Excludes obligations under store leases for insurance, taxes and other maintenance costs, which obligations totaled approximately 17% of the minimum rent payments under those leases.

(b)	Includes hardware and software maintenance contracts and inventory purchase commitments.

(c)	Represents commitment fees related to the Company’s Credit Facility and interest obligations on the Seller Notes issued in connection with the Acquisition.

(d)	Excludes $19.2 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 9 to the Notes to Consolidated Financial Statements.

See also Note 8 to the Notes to Consolidated Financial Statements for information concerning the Company’s Pension and Postretirement Plans.

Off-Balance Sheet Arrangements

As of May 3, 2014, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

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

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale or shipment, other than those with multiple elements and FOB destination point shipping terms. Certain of the Company sales agreements with its distribution partners contain rights of inspection or acceptance provisions as is standard in the Company’s industry. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience and industry standards. ECommerce revenue from sales of products ordered through the Company’s websites is recognized upon delivery and receipt of the shipment by its customers. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

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

The Company includes post-service customer support (PCS) in the form of software updates and potential increased functionality on a when-and-if-available basis, as well as wireless access and wireless connectivity with the purchase of a NOOK® from the Company. Using the relative selling price described above, the Company allocates revenue based on the best estimate of selling price for the deliverables as no vendor-specific objective evidence or third-party evidence exists for any of the elements. Revenue allocated to NOOK® and the software essential to its functionality is recognized at the time of sale, provided all other conditions for revenue recognition are met. Revenue allocated to the PCS and the wireless access is deferred and recognized on a straight-line basis over the 2-year estimated life of a NOOK®.

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 2% and 7%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of May 3, 2014 and April 27, 2013 was $9.9 million and $15.3 million, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

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

The Company rents both physical and digital textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue for the rental of digital textbooks is deferred and recognized over the rental period commencing when the textbook has been downloaded. Over time, certain digital textbook rentals are not downloaded. The Company estimates that the likelihood of a download of textbooks that have not been downloaded after one year since the point of sale is remote. The Company records this amount in income on the month following the one-year anniversary of the point of sale.

NOOK acquires the rights to distribute digital content from publishers and distributes the content on barnesandnoble.com, NOOK® devices and other eBookstore platforms. Certain digital content is distributed under an agency pricing model in which the publishers set prices for eBooks and NOOK receives a commission on content sold through the eBookstore. The majority of the Company’s eBook sales are sold under the agency model.

The Barnes & Noble Member Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail generally for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the twelve-month period based upon historical spending patterns for Barnes & Noble Members.

Merchandise Inventories

Merchandise inventories, which primarily consist of finished goods, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under both the first-in, first-out (FIFO) basis and the last-in, first-out (LIFO) basis. B&N College’s textbook and trade book inventories are valued using the LIFO method, where the related reserve was not material to the recorded amount of the Company’s inventories at May 3, 2014. The Company recorded a favorable LIFO adjustment through cost of goods sold of $7.7 million and an unfavorable adjustment of $2.2 million in fiscal 2014 and 2013, respectively. NOOK merchandise inventories are recorded based on the average cost method.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on the Company’s history of liquidating non-returnable inventory are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory would have affected pre-tax earnings by approximately $9.1 million in fiscal 2014.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if the Company’s estimates regarding shortage rates are incorrect, it may be exposed to losses or gains that could be material. A 10 basis point change in actual shortage rates would have affected pre-tax earnings by approximately $(3.3) million in fiscal 2014.

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

The Company does not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with the Company’s estimates or assumptions, the Company may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in the Company’s financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in the Company’s stock-based compensation expense for the year ended May 3, 2014 would have affected pre-tax earnings by approximately $1.2 million in fiscal 2014.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At May 3, 2014, the Company had $490.7 million of property and equipment, net of accumulated depreciation, and $215.4 million of amortizable intangible assets, net of amortization, accounting for approximately 20.0% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $32.4 million, $4.2 million and $11.7 million during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Of the $32.4 million recorded in fiscal 2014, $28.4 million relate to an asset impairment charge related to the relocation of the Company’s Palo Alto, California facility. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would have resulted in an additional $0.1 million impairment charge on the Company’s results of operations in fiscal 2014.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At May 3, 2014, the Company had $493.2 million of goodwill and $313.1 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 22.8% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets (ASC 350-30), requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2014. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the B&N Retail, B&N College and NOOK reporting units, as of that date, exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. Goodwill is subject to further risk of impairment if B&N Retail comparable store sales decline at a faster rate than anticipated, store closings accelerate or College Digital projections fall short of expectations.

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Impairment losses included in selling and administrative expenses totaled $1.6 million, $0 and $0 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

The $1.6 million of impairments in fiscal 2014 relate to a certain publishing contract. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the continued declines in the physical book business, certain of these contracts were impaired as of its most recent impairment testing date.

A 10% decrease in the Company’s estimated discounted cash flows would have no impact on the Company’s evaluation of goodwill and unamortizable intangible assets, except for the Company’s publishing contracts. A 10% decrease in the Company’s publishing contracts would have resulted in an additional $3.7 million impairment charge on the Company’s results of operations in fiscal 2014.

During the fourth quarter of 2013, the Company determined that goodwill impairment indicators arose in its NOOK reporting unit as recurring losses led to revisions in its strategic plans. As a result, during the fourth quarter of fiscal 2013, the Company recorded a non-cash goodwill impairment charge of $18.3 million in selling and administrative expenses, which represented all the goodwill in the NOOK reporting unit.

In fiscal 2013, the Company also decided to shut down the operations of Tikatok. Tikatok was an online platform where parents and their children and others can write, illustrate and publish stories into hardcover and paperback books. This decision resulted in an impairment charge of $2.0 million, including the write-off of goodwill of $1.9 million and intangible assets of $0.03 million during the second quarter of fiscal 2013. The effect of Tikatok operations is not material to the overall results of the Company.

Gift Cards

The Company sells gift cards, which can be used in its stores, on barnesandnoble.com and NOOK devices. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, a portion of the gift cards issued is typically not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. The Company recognized gift card breakage of $23.2 million, $23.9 million and $29.3 million during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. The Company had gift card liabilities of $356.7 million and $341.0 million as of May 3, 2014 and April 27, 2013, respectively. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to recognize revenue associated with gift cards. However, additional breakage may be required if gift card redemptions continue to run lower than historical patterns. If estimates regarding the Company’s history of gift card breakage are incorrect, it may be exposed to losses or gains that could be material. A 25 basis point change in the Company’s gift card breakage rate at May 3, 2014 would have affected pre-tax earnings by approximately $10.2 million in fiscal 2014.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position. A 1% variance in the Company’s effective tax rate would have affected the Company’s results of operations in fiscal 2014 by $0.05 million.

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

Such statements reflect the current views of Barnes & Noble with respect to future events, the outcome of which is subject to certain risks, including, among others, the general economic environment and consumer spending patterns, decreased consumer demand for Barnes & Noble’s products, low growth or declining sales and net income due to various factors, possible disruptions in Barnes & Noble’s computer systems, telephone systems or supply chain, possible risks associated with data privacy, information security and intellectual property, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible risks that inventory in channels of distribution may be larger than able to be sold, possible risks associated with changes in the strategic direction of the device business, including possible reduction in sales of content, accessories and other merchandise and other adverse financial impacts, possible risk that component parts will be rendered obsolete or otherwise not be able to be effectively utilized in devices to be sold, possible risk that financial and operational forecasts and projections are not achieved, possible risk that returns from consumers or channels of distribution may be greater than estimated, the risk that digital sales growth is less than expectations and the risk that it does not exceed the rate of investment spend, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of Barnes & Noble’s online, digital and other initiatives, the success of Barnes & Noble’s strategic investments, unanticipated increases in merchandise, component or occupancy costs, unanticipated adverse litigation results or effects, product and component shortages, the potential adverse impact on the Company’s businesses resulting from the Company’s prior reviews of strategic alternatives and the potential separation of the

Company’s businesses, the risk that the transactions with Microsoft and Pearson do not achieve the expected benefits for the parties or impose costs on the Company in excess of what the Company anticipates, including the risk that NOOK Media’s applications are not commercially successful or that the expected distribution of those applications is not achieved, the risks associated with the international expansion contemplated by the relationship with Microsoft, including that it is not successful or is delayed, the risk that NOOK Media is not able to perform its obligations under the Microsoft and Pearson commercial agreements and the consequences thereof, possible delays in the launch of our higher education digital products, the risk that Barnes & Noble College Booksellers, LLC does not continue to grow, including the risk that its growth rate declines, the risks associated with the SEC investigation and associated risks and other factors which may be outside of Barnes & Noble’s control, including those factors discussed in detail in Item 1A, “Risk Factors,” and in Barnes & Noble’s other filings made hereafter from time to time with the SEC.

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

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2014	Fiscal 2013	Fiscal 2012
Sales	$6,381,357	6,839,005	7,129,199
Cost of sales and occupancy	4,523,422	5,156,499	5,211,683

Gross profit	1,857,935	1,682,506	1,917,516
Selling and administrative expenses	1,606,936	1,675,376	1,739,452
Depreciation and amortization	216,807	227,134	232,667

Operating income (loss)	34,192	(220,004)	(54,603)
Interest expense, net and amortization of deferred financing fees	(29,507)	(35,345)	(35,304)

Income (loss) before income taxes	4,685	(255,349)	(89,907)
Income taxes (benefit)	51,953	(97,543)	(25,067)

Net loss	$(47,268)	(157,806)	(64,840)

Income (loss) per common share

Basic	$(1.12)	(3.02)	(1.34)

Diluted	$(1.12)	(3.02)	(1.34)

Weighted average common shares outstanding
Basic	58,971	58,247	57,337
Diluted	58,971	58,247	57,337

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Fiscal 2014	Fiscal 2013	Fiscal 2012
Net loss	$(47,268)	(157,806)	(64,840)
Other comprehensive earnings (loss), net of tax:
(Increase) decrease in minimum pension liability (net of deferred tax benefit (expense) of $(3,001), $38 and $3,336, respectively)	4,919	(57)	(5,005)

Total comprehensive loss	$(42,349)	(157,863)	(69,845)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	May 3, 2014	April 27, 2013
Assets
Current assets:
Cash and cash equivalents	$340,171	$160,470
Receivables, net	143,981	149,369
Merchandise inventories, net	1,234,635	1,410,769
Prepaid expenses and other current assets	116,921	116,634
Short-term deferred tax assets	144,730	209,893

Total current assets	$1,980,438	$2,047,135

Property and equipment:
Land and land improvements	2,541	2,541
Buildings and leasehold improvements	1,224,083	1,224,384
Fixtures and equipment	1,938,555	1,883,504

	3,165,179	3,110,429
Less accumulated depreciation and amortization	2,674,466	2,525,520

Net property and equipment	490,713	584,909

Goodwill	493,189	495,496
Intangible assets, net	528,576	547,931
Other noncurrent assets	44,533	57,065

Total assets	$3,537,449	$3,732,536

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$735,112	$805,194
Accrued liabilities	502,583	569,240
Gift card liabilities	356,700	341,036
Short-term note payable	127,250	—

Total current liabilities	1,721,645	1,715,470

Long-term debt	—	77,000
Long-term deferred taxes	211,925	231,215
Other long-term liabilities	366,989	419,946
Redeemable Preferred Shares; $.001 par value; 5,000 shares authorized; 204 and 204 shares issued, respectively	194,797	193,535
Preferred Membership Interests in NOOK Media, LLC	383,397	381,627
Shareholders’ equity:
Common stock; $.001 par value; 300,000 shares authorized; 93,540 and 92,784 shares issued, respectively	94	93
Additional paid-in capital	1,395,463	1,383,848
Accumulated other comprehensive loss	(11,773)	(16,692)
Retained earnings	344,021	410,349
Treasury stock, at cost, 34,364 and 34,078 shares, respectively	(1,069,109)	(1,063,855)

Total shareholders’ equity	658,696	713,743

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$3,537,449	$3,732,536

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)
	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at April 30, 2011	$90	1,323,263	(11,630)	662,966	(1,054,192)	$920,497
Net loss	—	—	—	(64,840)	—	(64,840)
Minimum pension liability, net of tax	—	—	(5,005)	—	—	(5,005)
Exercise of 92 common stock options	1	1,096	—	—	—	1,097
Stock options and restricted stock tax benefits	—	(4,225)	—	—	—	(4,225)
Stock-based compensation expense	—	20,775	—	—	—	20,775
Accretive dividend on preferred stockholders	—	—	—	(894)	—	(894)
Accrued/paid dividends for preferred stockholders	—	—	—	(11,044)	—	(11,044)
Treasury stock acquired, 313 shares	—	—	—	—	(4,090)	(4,090)

Balance at April 28, 2012	$91	1,340,909	(16,635)	586,188	(1,058,282)	$852,271
Net loss	—	—	—	(157,806)	—	(157,806)
Minimum pension liability, net of tax	—	—	(57)	—	—	(57)
Reduction of junior note	—	24,292	—	—	—	24,292
Deferred tax adjustment	—	1,270	—	—	—	1,270
Exercise of 279 common stock options	2	3,398	—	—	—	3,400
Stock options and restricted stock tax benefits	—	(6,208)	—	—	—	(6,208)
Stock-based compensation expense	—	20,187	—	—	—	20,187
Accretive dividend on preferred stockholders	—	—	—	(2,266)	—	(2,266)
Accrued/paid dividends for preferred stockholders	—	—	—	(15,767)	—	(15,767)
Treasury stock acquired, 356 shares	—	—	—	—	(5,573)	(5,573)

Balance at April 27, 2013	$93	1,383,848	(16,692)	410,349	(1,063,855)	$713,743

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands)	Barnes & Noble, Inc. Shareholders’ Equity
	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at April 27, 2013	$93	1,383,848	(16,692)	410,349	(1,063,855)	$713,743
Net loss	—	—	—	(47,268)	—	(47,268)
Minimum pension liability, net of tax	—	—	4,919	—	—	4,919
Exercise of 66 common stock options	1	1,031	—	—	—	1,032
Stock options and restricted stock tax benefits	—	(1,587)	—	—	—	(1,587)
Stock-based compensation expense	—	12,171	—	—	—	12,171
Accretive dividend on preferred stockholders	—	—	—	(3,032)	—	(3,032)
Accrued/paid dividends for preferred stockholders	—	—	—	(16,028)	—	(16,028)
Treasury stock acquired, 286 shares	—	—	—	—	(5,254)	(5,254)

Balance at May 3, 2014	$94	1,395,463	(11,773)	344,021	(1,069,109)	$658,696

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	Fiscal 2014	Fiscal 2013	Fiscal 2012
(In thousands)
Cash flows from operating activities:
Net loss	$(47,268)	(157,806)	(64,840)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	222,764	232,604	238,048
Stock-based compensation expense	12,171	20,187	20,775
Non-cash impairment charges	32,390	24,473	11,747
Deferred taxes	43,225	(118,893)	(37,570)
(Gain) loss on disposal of property and equipment	(572)	(750)	2,590
Increase (decrease) in other long-term liabilities	(10,382)	24,985	(30,072)
Changes in operating assets and liabilities, net	67,628	92,591	(164,790)

Net cash flows provided by (used in) operating activities	319,956	117,391	(24,112)

Cash flows from investing activities:
Purchases of property and equipment	(134,981)	(165,835)	(163,552)
Net (increase) decrease in other noncurrent assets	6,482	(5,745)	(13,326)
Other investing activities, net	—	(4,100)	—
Proceeds from sale of distribution center	—	—	18,000
Purchase of Borders Group, Inc. intellectual property	—	—	(14,528)

Net cash flows used in investing activities	(128,499)	(175,680)	(173,406)

Cash flows from financing activities:
Net proceeds from issuance of Preferred Membership interests	—	380,623	—
Net proceeds from Microsoft Commercial Agreement financing arrangement	84,675	48,706	—
Proceeds from credit facility Payments on credit facility	734,000 (811,000)	1,639,600 (1,886,800)	1,912,894 (1,901,794)
Proceeds from exercise of common stock options	1,031	3,400	1,097
Purchase of treasury stock	(5,254)	(5,573)	(4,090)
Excess tax benefit from stock-based compensation	560	439	193
Cash dividends paid to shareholders	(15,768)	(15,767)	(7,081)
Net proceeds from issuance of Series J preferred stock	—	—	191,379
Payment of new deferred financing fees	—	—	(378)

Net cash flows provided by (used in) financing activities	(11,756)	164,628	192,220

Net increase (decrease) in cash and cash equivalents	179,701	106,339	(5,298)
Cash and cash equivalents at beginning of year	160,470	54,131	59,429

Cash and cash equivalents at end of year	$340,171	160,470	54,131

Changes in operating assets and liabilities, net:
Receivables, net	$5,388	20,578	(19,653)
Merchandise inventories	176,134	151,072	(186,479)
Prepaid expenses and other current assets	(287)	(7,085)	(23,748)
Accounts payable and accrued liabilities	(113,607)	(71,974)	65,090

Changes in operating assets and liabilities, net	$67,628	92,591	(164,790)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Fiscal Year	Fiscal 2014	Fiscal 2013	Fiscal 2012
(In thousands)
Supplemental cash flow information:
Cash paid during the period for:
Interest paid	$20,115	24,925	28,298
Income taxes (net of refunds)	$3,471	3,822	1,613
Non cash financing activity:
Accrued dividend on redeemable preferred shares	$4,202	3,942	3,963

See accompanying notes to consolidated financial statements.

(Thousands of dollars, except per share data)

For the 53 weeks ended May 3, 2014 (fiscal 2014), 52 weeks ended April 27, 2013 (fiscal 2013) and 52 weeks ended April 28, 2012 (fiscal 2012).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, one of the nation’s largest booksellers,3 is a leading content, commerce and technology company providing customers easy and convenient access to trade books, textbooks, magazines, newspapers and other content across its multi-channel distribution platform. As of May 3, 2014, the Company operated 1,361 bookstores in 50 states, including 700 bookstores on college campuses, one of the Web’s largest eCommerce sites and develops digital reading products and operates one of the largest digital bookstores. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership in selling content to drive sales across its multiple channels.

Of the 1,361 bookstores, Barnes & Noble Retail (B&N Retail) operates 661 retail bookstores, primarily under the Barnes & Noble Booksellers® trade name, and includes the Company’s eCommerce site. Barnes & Noble College Booksellers, LLC (B&N College) operates 700 college bookstores at colleges and universities across the United States, of which 155 stores are co-branded with the universities’ name and Barnes & Noble name. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption through the web, NOOK®4 reading devices and reading software for iOS, Android and Windows 8.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, textbooks and course-related materials, NOOK® and related accessories, bargain books, magazines, gifts, emblematic apparel and gifts, school and dorm supplies, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on barnesandnoble.com. The Company also offers a textbook rental option to its customers, as well as digital textbooks and other course materials through a proprietary digital platform (Yuzu™). The Company offers its customers a full suite of textbook options—new, used, digital and rental.

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. The Company has three operating segments: B&N Retail, B&N College and NOOK.

[3]	Based upon sales reported in trade publications and public filings.
[4]

Any reference to NOOK® include the Company’s NOOK 1st Edition™, NOOK Wi-Fi 1st Edition™, NOOK Color™, NOOK Simple Touch™, NOOK Tablet™, NOOK Simple Touch with GlowLight™, NOOK® HD, NOOK® HD+ and NOOK GlowLight™ eReader devices, and each of which include the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

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

Merchandise Inventories

Merchandise inventories, which primarily consist of finished goods, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under both the first-in, first-out (FIFO) basis and the last-in, first-out (LIFO) basis. B&N College’s textbook and trade book inventories are valued using the LIFO method, where the related reserve was not material to the recorded amount of the Company’s inventories or results of operations at May 3, 2014. The Company recorded a favorable LIFO adjustment through cost of goods sold of $7,692 and an unfavorable adjustment of ($2,200) in fiscal 2014 and 2013, respectively. NOOK merchandise inventories are recorded based on the average cost method.

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

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Fixtures and equipment are capitalized and amortized over the shorter of their estimated useful lives or 10 years. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. System costs are capitalized and included in property and equipment. These costs are amortized over their estimated useful lives from the date the systems become operational.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At May 3, 2014, the Company had $490,713 of property and equipment, net of accumulated depreciation, and $215,442 of amortizable intangible assets, net of amortization, accounting for approximately 20.0% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $32,390, $4,168, and $11,747 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Capitalized software costs of $68,107 and $61,008 for fiscal 2014 and 2013, respectively, are included in property and equipment.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At May 3, 2014, the Company had $493,189 of goodwill and $313,134 of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 22.8% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2014. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the B&N Retail, B&N College and NOOK reporting units as of that date exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized.

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $1,602, $0 and $0 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

These impairments in fiscal 2014 relate to a certain publishing contract. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the continued declines in the physical book business, certain of these contracts were impaired as of its most recent impairment testing date.

During the fourth quarter of 2013, the Company determined that goodwill impairment indicators arose in its NOOK reporting unit as recurring losses have led to revisions in its strategic plans. As a result, during the fourth quarter of fiscal 2013, the Company recorded a non-cash goodwill impairment charge of $18,332 in selling and administrative expenses, which represented all the goodwill in the NOOK reporting unit.

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

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of May 3, 2014 and April 27, 2013 were $10,897 and $16,346, respectively. Amortization expense included in interest and amortization of deferred financing fees was $5,957, $5,470 and $5,381 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale or shipment, other than those with multiple elements and FOB destination point shipping terms. Certain of the Company sales agreements with its distribution partners contain rights of inspection or acceptance provisions as is standard in the Company’s industry. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience and industry standards. ECommerce revenue from sales of products ordered through the Company’s internet websites is recognized upon delivery and receipt of the shipment by its customers. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

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

The Company includes post-service customer support (PCS) in the form of software updates and potential increased functionality on a when-and-if-available basis, as well as wireless access and wireless connectivity with the purchase of a NOOK® from the Company. Using the relative selling price described above, the Company allocates revenue based on the best estimate of selling price for the deliverables as no vendor-specific objective evidence or third-party evidence exists for any of the elements. Revenue allocated to NOOK® and the software essential to its functionality is recognized at the time of sale, provided all other conditions for revenue recognition are met. Revenue allocated to the PCS and the wireless access is deferred and recognized on a straight-line basis over the 2-year estimated life of a NOOK®.

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 2% and 7%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of May 3, 2014 and April 27, 2013 was $9,934 and $15,331, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

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

The Company rents both physical and digital textbooks. Revenue from physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue for digital textbooks is deferred and recognized over the rental period commencing when the textbook has been downloaded. Over time, certain textbook rentals are not downloaded. The Company estimates that the likelihood of a download of textbooks that have not been downloaded after one year since the point of sale is remote. The Company records this amount in income on the month following the one-year anniversary of the point of sale.

NOOK acquires the rights to distribute digital content from publishers and distributes the content on barnesandnoble.com, NOOK® devices and other eBookstore platforms. Certain digital content is distributed under an agency pricing model in which the publishers set prices for eBooks and NOOK receives a commission on content sold through the eBookstore. The majority of the Company’s eBook sales are sold under the agency model.

The Barnes & Noble Member Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail generally for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the twelve-month period based upon historical spending patterns for Barnes & Noble Members.

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

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $61,527, $110,878 and $116,388 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising and other programs, including payments for product placement in stores, catalogs and online. In accordance with ASC 605-50-25-10, Customer’s Accounting for Certain Consideration Received from a Vendor, the Company classifies certain co-op advertising received as a reduction in costs of sales and occupancy. The gross co-op advertising expenses noted above were completely offset by allowances received from vendors and were recorded as a reduction of cost of goods sold or inventory, as appropriate.

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $929, $5,006 and $551 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

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

Gift Cards

The Company sells gift cards, which can be used in its stores, on barnesandnoble.com and NOOK devices. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to recognize revenue associated with gift cards. However, additional breakage may be required if gift card redemptions continue to run lower than historical patterns. The Company recognized gift card breakage of $23,221, $23,929 and $29,284 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. The Company had gift card liabilities of $356,700 and $341,036 as of May 3, 2014 and April 27, 2013, respectively.

Accounts Receivable

Accounts receivable, as presented on the Company’s Consolidated Balance Sheets, is net of allowances. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable and assessments of collectibility based on historic trends, the financial condition of the Company’s customers and an evaluation of economic conditions. The Company writes off uncollectible trade receivables once collection efforts have been exhausted. Costs associated with allowable customer markdowns and operational chargebacks, net of the expected recoveries, are part of the provision for allowances included in accounts receivable. These provisions result from seasonal negotiations, as well as historic deduction trends net of expected recoveries, and the evaluation of current market conditions.

Reclassifications

Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2014 presentation.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company has not yet selected a transition method nor has it determined the impact of adoption on its consolidated financial statements.

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The reporting period ended May 3, 2014 contained 53 weeks, and the reporting periods April 27, 2013 and April 28, 2012 contained 52 weeks.

2.	Credit Facility

The Company is party to an amended and restated credit facility with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified to date, the Credit Facility), consisting of up to

$1,000,000 in aggregate commitments under a five-year asset-backed revolving credit facility expiring on April 29, 2016, which is secured by eligible inventory and accounts receivable with the ability to include eligible real estate and related assets. Borrowings under the Credit Facility are limited to a specified percentage of eligible inventories and accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the Credit Facility). In addition, the Company has the option to request an increase in commitments under the Credit Facility by up to $300,000, subject to certain restrictions.

The Credit Facility requires Availability (as defined in the Credit Facility) to be greater than the greater of (i) 10% of the Loan Cap (as defined in the Credit Facility) and (ii) $50,000. In addition, the Credit Facility contains covenants that limit, among other things, the Company’s ability to incur indebtedness, create liens, make investments, make restricted payments, merge or acquire assets, and contains default provisions that are typical for this type of financing, among other things. Proceeds from the Credit Facility are used for general corporate purposes, including seasonal working capital needs.

The Company had no outstanding debt under the Credit Facility as of May 3, 2014 and $77.0 million as of April 27, 2013.

Selected information related to the Company’s credit facilities:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Credit facility at period end	$—	77,000	324,200
Average balance outstanding during the period	$48,254	214,702	306,038
Maximum borrowings outstanding during the period	$180,300	462,900	582,000
Weighted average interest rate during the period (a)	15.65%	5.56%	4.71%
Interest rate at end of period	0.00%	4.93%	3.32%

(a)	Includes commitment fees.

Fees expensed with respect to the unused portion of the credit facilities were $4,375, $3,794 and $3,343 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. The Company had $36,782 of outstanding letters of credit under the 2013 Amended Credit Facility as of May 3, 2014 compared with $33,904 as of April 27, 2013.

The Company has no agreements to maintain compensating balances.

3.	Stock-Based Compensation

The Company maintains four share-based incentive plans: the 1996 Incentive Plan, the 2004 Incentive Plan, the 2009 Incentive Plan and the Amended and Restated 2009 Incentive Plan. Prior to June 2, 2009, the Company issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, the Company’s shareholders approved the 2009 Incentive Plan. Under the 2009 Incentive Plan, the Company has issued restricted stock units, restricted stock and stock options. On September 11, 2012, the Company’s shareholders approved the Amended and Restated 2009 Incentive Plan. Under the Amended and Restated 2009 Incentive Plan, the Company

has issued restricted stock units, restricted stock and stock options. The maximum number of shares issuable under the Amended and Restated 2009 Incentive Plan is 1,700,000, plus shares that remain available under the Company’s shareholder-approved 2009 and 2004 Incentive Plan. At May 3, 2014, there were approximately 3,380,683 shares of common stock available for future grants under the Amended and Restated 2009 Incentive Plan.

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

The weighted average assumptions relating to the valuation of the Company’s stock options for fiscal years 2013 and 2012 are shown below. No stock options were granted during fiscal 2014.

Fiscal Year	2013	2012
Weighted average fair value of grants	$7.80	$9.85
Volatility	86.13%	78.52%
Risk-free interest rate	0.67%	0.92%
Expected life	5 years	5 years
Expected dividend yield	0.00%	0.00%

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, April 30, 2011	3,876	$21.02	3.40 years	—
Granted	1,563	15.70
Exercised	(92)	11.89
Forfeited	(1,487)	21.86

Balance, April 28, 2012	3,860	$18.76	5.70 years	$574
Granted	515	11.64
Exercised	(279)	12.20
Forfeited	(720)	20.19

Balance, April 27, 2013	3,376	$17.91	6.24 years	$7,331
Granted	0	0.00
Exercised	(66)	15.71
Forfeited	(2,272)	16.95

Balance, May 3, 2014	1,039	$20.14	4.53 years	$725

Vested and expected to vest in the future at May 3, 2014	987	$20.37	4.37 years	$679
Exercisable at May 3, 2014	632	$23.17	2.56 years	$218
Available for grant at May 3, 2014	3,381

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. Total intrinsic value of options exercised for fiscal 2014, fiscal 2013 and fiscal 2012 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $227, $1,206, and $521, respectively.

As of May 3, 2014, there was $3,791 of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. That expense is expected to be recognized over a weighted average period of 1.58 years.

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 30, 2011	2,425	$21.31
Granted	83	13.23
Vested	(1,073)	22.78
Forfeited	(51)	21.52

Balance, April 28, 2012	1,384	$19.68
Granted	60	11.52
Vested	(866)	20.49
Forfeited	(293)	19.24

Balance, April 27, 2013	285	$15.91
Granted	61	13.81
Vested	(194)	16.15
Forfeited	(62)	15.71

Balance, May 3, 2014	90	$14.11

Total fair value of shares of restricted stock that vested during fiscal 2014, fiscal 2013 and fiscal 2012 was $2,955, $13,447 and $14,067, respectively. As of May 3, 2014, there was $433 of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 0.4 years.

The following table presents a summary of the Company’s restricted stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 28, 2012	964	$16.63
Granted	1,029	16.29
Vested	(13)	15.31
Forfeited	(102)	18.01

Balance, April 27, 2013	1,878	$16.38
Granted	2,469	15.12
Vested	(497)	16.76
Forfeited	(723)	17.13

Balance, May 3, 2014	3,127	$15.15

Total fair value of shares of restricted stock units that vested during fiscal 2014 and fiscal 2013 were $9,475 and $205, respectively. No restricted stock units were granted prior to fiscal 2012 and there were no vestings during fiscal 2012. As of May 3, 2014, there was $40,061 of unrecognized stock-based compensation expense related to nonvested restricted stock units. That cost is expected to be recognized over a weighted average period of 2.55 years.

For fiscal 2014, fiscal 2013 and fiscal 2012, stock-based compensation expense of $12,171, $20,187 and $20,775, respectively, is included in selling and administrative expenses.

4.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	May 3, 2014	April 27, 2013
Trade accounts	$54,375	$69,627
Credit/debit card receivables	32,331	33,776
EBook settlement receivable (a)	28,117	—
Other receivables	29,158	45,966

Total receivables, net	$143,981	$149,369

(a)	The Company provided credits to eligible customers resulting from the settlements reached with certain publishers in antitrust lawsuits filed by various State Attorney Generals and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $44.2 million in total credits as a result of the settlement, which is funded by these publishers. If a customer’s credit is not used to make a purchase within one year, the entire credit will expire. The Company recorded estimated redemptions of $33.6 million as a receivable from these publishers and a liability to its customers in March 2014. The Company’s customers had activated $21.5 million in credits thus far as of May 3, 2014.

5.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred rent, obligations under a Junior Seller Note related to the acquisition of B&N College, the Microsoft Commercial Agreement financing transaction (see Note 19 and 11, respectively) and tax liabilities and reserves. The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is classified as deferred rent. Other long-term liabilities include accrued pension liabilities, store closing expenses and long-term deferred revenues. The Company had the following long-term liabilities at May 3, 2014 and April 27, 2013:

	May 3, 2014	April 27, 2013
Deferred rent	$128,280	$149,934
Junior Seller Note (see Note 19)	—	127,250
Microsoft Commercial Agreement financing transaction (see Note 11)	140,714	52,642
Tax liabilities and reserves	51,399	54,068
Other	46,596	36,052

Total long-term liabilities	$366,989	$419,946

6.	Fair Values of Financial Instruments

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

The Company’s financial instruments include cash, receivables, gift cards, accrued liabilities and accounts payable. The fair values of cash, receivables and accounts payable approximates carrying values because of the short-term nature of these instruments. The Company believes that its credit facility approximates fair value since interest rates are adjusted to reflect current rates. The Company believes that the terms and conditions of the Junior Seller Note are consistent with comparable market debt issues.

7.	Net Earnings (Loss) Per Share

In accordance with ASC 260-10-45, Share-Based Payment Arrangements and Participating Securities and the Two-Class Method, the Company’s unvested restricted shares, unvested restricted stock units and shares issuable under the Company’s deferred compensation plan are considered participating securities. During periods of net income, the calculation of earnings per share for common stock are reclassified to exclude the income attributable to the unvested restricted shares, unvested restricted stock units and shares issuable under the Company’s deferred compensation plan from the numerator and exclude the dilutive impact of those shares from the denominator. Diluted earnings per share for fiscal year 2014 was calculated using the two-class method for stock options, restricted stock and restricted stock units and the if-converted method for the preferred stock.

During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. Due to the net loss during fiscal 2014, 2013 and 2012, participating securities in the amounts of 3,048,040, 2,859,084 and 3,462,508, respectively, were excluded in the calculation of loss per share using the two-class method because the effect would be antidilutive. The Company’s outstanding stock options and accretion/payments of dividends on preferred shares were also excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive.

The following is a reconciliation of the Company’s basic and diluted earnings per share calculation:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Numerator for basic loss per share:
Loss attributable to Barnes & Noble, Inc.	$(47,268)	(157,806)	(64,840)
Preferred stock dividends	(16,028)	(15,767)	(11,044)
Accretion of dividends on preferred stock	(3,032)	(2,266)	(894)

Net loss available to common shareholders	$(66,328)	(175,839)	(76,778)
Numerator for diluted loss per share:
Net loss available to common shareholders	$(66,328)	(175,839)	(76,778)
Denominator for basic and diluted loss per share:
Basic weighted average common shares	58,971	58,247	57,337
Basic loss per common share:
Net loss attributable to Barnes & Noble, Inc. available for common shareholders	$(1.12)	(3.02)	(1.34)
Diluted loss per common share:
Net loss attributable to Barnes & Noble, Inc. available for common shareholders	$(1.12)	(3.02)	(1.34)

8.	Employees’ Retirement and Defined Contribution Plans

As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively, and the Pension Plan will continue to hold assets and pay benefits. The actuarial assumptions used to calculate pension costs are reviewed annually. Pension expense was $2,465, $2,836 and $1,970 for fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $16,744, $15,902 and $15,273 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to retired employees, limited to those receiving benefits or retired as of April 1, 1993. Total Company contributions charged to employee benefit expenses for the Postretirement Plan were $44, $0 and $150 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

9.	Income Taxes

Income (loss) before income taxes for fiscal 2014, fiscal 2013 and fiscal 2012 are as follows:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Domestic operations	$3,952	(257,173)	(89,026)
Foreign operations	733	1,824	(881)

Total income (loss) before taxes	$4,685	(255,349)	(89,907)

Income tax provisions (benefits) for fiscal 2014, fiscal 2013 and fiscal 2012 are as follows:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Current:
Federal	$5,753	18,270	8,574
State	2,819	2,594	3,929
Foreign	156	486	—

Total current	8,728	21,350	12,503

Deferred:
Federal	30,792	(93,684)	(28,504)
State	12,433	(25,209)	(9,066)

Total deferred	43,225	(118,893)	(37,570)

Total	$51,953	(97,543)	(25,067)

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	156.8	3.9	4.4
Changes to unrecognized tax benefits	42.5	(5.7)	(0.3)
Excess executive compensation	14.0	(1.8)	(9.8)
Meals and entertainment disallowance	16.0	(0.2)	(0.6)
Research Tax Credits	(63.4)	7.4	—
Joint venture net loss allocation	657.8	—	—
Change in valuation allowance	248.5	—	—
Other, net	1.7	(0.4)	(0.8)

Effective income tax rate	1,108.9%	38.2%	27.9%

The Company accounts for income taxes using the asset and liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. At May 3, 2014 and April 27, 2013, the significant components of the Company’s deferred taxes consisted of the following:

	May 3, 2014	April 27, 2013
Deferred tax assets:
Estimated accrued liabilities	$124,875	$129,408
Inventory	42,671	82,785
Insurance liability	8,804	9,642
Loss and credit carryovers	47,308	59,493
Lease transactions	24,499	33,427
Pension	4,885	12,330
Stock-based compensation	6,364	8,740
Investments in equity securities	1,564	1,590
Other	1,263	1,817

Gross deferred tax assets	262,233	339,232

Valuation allowance	(19,176)	(7,533)

Net deferred tax assets	243,057	331,699

Deferred tax liabilities:
Prepaid expenses	(6,900)	(7,015)

Goodwill and intangible asset amortization	(209,541)	(216,182)
Investment in Barnes & Noble.com	(78,554)	(79,034)
Depreciation	(15,257)	(50,790)

Gross deferred tax liabilities	(310,252)	(353,021)

Net deferred tax liabilities	$(67,195)	$(21,322)

In assessing the realizability of the deferred tax assets, management considered whether it is more likely than not that some or all of the deferred tax assets would be realized. In evaluating the Company’s ability to utilize its deferred tax assets, it considered all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. The Company has recorded a valuation allowance of $19,176 and $7,533 at May 3, 2014 and April 27, 2013, respectively. The $11,643 increase in the valuation allowance during fiscal 2014 is due to uncertainty in the Company’s ability to realize deferred tax assets, primarily driven by the cumulative loss position.

At May 3, 2014, and based on its tax year ended January 2014, the Company had federal net operating loss carryforwards (NOLs) of approximately $59,874 and state net operating loss carryforwards of $421,926 that are available to offset taxable income in its respective taxing jurisdiction beginning in the current period and that expire beginning in 2019 through 2023. The utilization of federal net operating loss carryforward is limited to approximately $6,653 on an annual basis. NOLs not used during a particular period may be carried forward to future years, though not beyond the expiration years. Additionally, the Company had approximately $410,087 of state NOLs that have no annual limitation and expire beginning in 2030. The Company had net federal and state tax credits totaling $10,235, which has an indefinite life.

As of May 3, 2014, the Company had $19,155 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2014, fiscal 2013 and fiscal 2012 is as follows:

Balance at April 30, 2011	$13,479
Additions for tax positions of prior periods	—
Reductions due to settlements	(228)
Other reductions for tax positions of prior periods	(116)

Balance at April 28, 2012	$13,135
Additions for tax positions of the current period	3,189
Additions for tax positions of prior periods	9,187
Reductions due to settlements	(370)
Other reductions for tax positions of prior periods	(3,815)

Balance at April 27, 2013	$21,326
Additions for tax positions of the current period	2,693
Additions for tax positions of prior periods	2,206
Reductions due to settlements	—
Other reductions for tax positions of prior periods	(7,070)

Balance at May 3, 2014	$19,155

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. As of May 3, 2014 and April 27, 2013, the Company had accrued $10,606 and $10,134, respectively, for net interest and penalties. The change in the amount accrued for net interest and penalties includes $472 in additions for net interest and penalties recognized in income tax expense in the Company’s fiscal 2014 statement of operations. Further, we believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 25, 2014 could decrease by approximately $8,533 within the next twelve months, as a result, of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of deferred taxes including the need for additional valuation allowances, and the recognition of tax benefits.

As of May 3, 2014, the Company has not provided for deferred taxes on the excess of financial reporting over the tax basis of investments in certain foreign subsidiaries because the Company plans to reinvest such earnings indefinitely outside the United States. If these earnings were repatriated in the future, additional income and withholding tax expense would be incurred. Due to complexities in the laws of the foreign jurisdictions and the assumptions that would have to be made, it is not practicable to estimate the total amount of income taxes that would have to be provided on such earnings.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from fiscal 2007 and forward. Some earlier years remain open for a small minority of states.

10.	Intangible Assets and Goodwill

Amortizable intangible assets	Useful Life	As of April 27, 2013
		Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	5-25	$271,938	$(48,040)	$223,898
Technology	5-10	10,710	(4,456)	6,254
Distribution contracts	10	8,325	(6,370)	1,955
Other	3-10	6,338	(5,250)	1,088

		$297,311	$(64,116)	$233,195

Unamortizable intangible assets
Trade name				$293,400
Publishing contracts				21,336

				$314,736

Total amortizable and unamortizable intangible assets				$547,931

Amortizable intangible assets	Useful Life	As of May 3, 2014
		Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	5-25	$271,938	$(61,872)	$210,066
Technology	5-10	10,710	(6,824)	3,886
Distribution contracts	10	8,325	(7,312)	1,013
Other	3-10	6,419	(5,942)	477

		$297,392	$(81,950)	$215,442

Unamortizable intangible assets
Trade name				$293,400
Publishing contracts				19,734

				$313,134

Total amortizable and unamortizable intangible assets				$528,576

All amortizable intangible assets are being amortized over their useful life on a straight-line basis, with the exception of certain items such as customer relationships and other acquired intangibles, which are amortized on an accelerated basis.

Aggregate Amortization Expense:
For the 53 weeks ended May 3, 2014	$17,835
For the 52 weeks ended April 27, 2013	$21,426
For the 52 weeks ended April 28, 2012	$18,415

Estimated Amortization Expense:
(12 months ending on or about April 30)
2015	$14,704
2016	$11,224
2017	$10,948
2018	$10,732
2019	$10,539

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $1,602, $0 and $0 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

These impairments in fiscal 2014 relate to a certain publishing contract. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the continued declines in the physical book business, certain of these contracts were impaired as of its most recent impairment testing date.

On October 17, 2011, the Company finalized the purchase of certain intellectual property assets from the Borders Group, Inc. Chapter 11 Bankruptcy for $14,528 including acquisition related fees. These intellectual property assets include a customer list, trade names and URLs. The Company accounted for the transaction as an asset purchase, and these assets are included on its consolidated balance sheet as Intangible Assets. The intangible assets are being amortized on an accelerated basis over a three-year period, commencing October 17, 2011. Amortization expense related to the acquisition of these assets for fiscal 2013 was $5,145.

The changes in the carrying amount of goodwill by segment for fiscal 2014 are as follows:

	B&N Retail Segment	B&N College Segment	NOOK Segment	Total Company
Balance as of April 28, 2012	$225,336	274,070	20,279	$519,685
Benefit of excess tax amortization (a)	(3,910)	—	—	(3,910)
Tikatok impairment (see Note 13)	—	—	(1,947)	(1,947)
NOOK impairment (b)	—	—	(18,332)	(18,332)

Balance as of April 27, 2013	$221,426	274,070	—	$495,496
Benefit of excess tax amortization (a)	(2,307)	—	—	(2,307)

Balance as of May 3, 2014	$219,119	274,070	—	$493,189

(a)	The tax basis of goodwill arising from an acquisition during the 52 weeks ended January 29, 2005 exceeded the related basis for financial reporting purposes by approximately $96,576. In accordance with ASC 740-10-30, Accounting for Income Taxes, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return.
(b)	During the fourth quarter of 2013, the Company determined that goodwill impairment indicators arose in its NOOK reporting unit as recurring losses have led to revisions in its strategic plans. As a result, during the fourth quarter of fiscal 2013, the Company recorded a non-cash goodwill impairment charge of $18,332 in selling and administrative expenses, which represented all the goodwill in the NOOK reporting unit.

11.	Microsoft Investment

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

Concurrently with its entry into this agreement, the Company also entered into a commercial agreement with Microsoft, pursuant to which, among other things, NOOK Media would develop and distribute a Windows 8 application for eReading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP.

The parties closed Morrison’s investment in NOOK Media and the commercial agreement became effective on October 4, 2012.

Investment Agreement

Pursuant to the agreement, Microsoft invested $300,000 in NOOK Media in exchange for 300,000 Series A Preferred interests, representing approximately 17.6% of the common membership interests in NOOK Media on an as-converted basis as of closing. Following Microsoft’s investment, the Company retained the common membership interest in NOOK Media, representing approximately 82.4% of the common membership interests in NOOK Media (after giving effect to the conversion of the Series A Preferred interests into common membership interests) as of closing. The investment agreement is classified as temporary equity in the mezzanine section of the balance sheet between liabilities and permanent equity, net of investment fees. The temporary equity designation is due to a potential put feature after five years from the closing of the investment agreement on the preferred membership interests. The preferred membership interests have a liquidation preference equal to the original investment.

Commercial Agreement

Under the commercial agreement, NOOK Media has developed and will continue to develop certain applications for Windows 8 for purchasing and consumption of digital reading content. The commercial agreement also requires NOOK Media to use its good faith efforts to undertake an international expansion of the digital business.

As part of the commercial agreement, NOOK Media and Microsoft share in the revenues, net of certain items, from digital content purchased from NOOK Media by customers using the NOOK Media Windows 8 applications or through certain Microsoft products and services that may be developed in the future and are designed to interact with the NOOK Media online bookstore. Microsoft has made and is obligated to continue to make certain guaranteed advance payments to NOOK Media in connection with such revenue sharing. For each of the first three years after the launch of such application for Windows 8, these advance payments are equal to $60,000 per year. These advance payments are subject to deferral under certain circumstances. Microsoft also has paid and is obligated to continue to pay to NOOK Media $25,000 each year for the first five years of the term for purposes of assisting NOOK Media in acquiring local digital reading content and technology development in the performance of NOOK Media’s obligations under the commercial agreement.

The guaranteed advance payments in connection with revenue sharing as well as the amounts received for purposes of assisting NOOK Media in acquiring local digital reading content and technology development received from Microsoft are treated as debt in accordance with ASC 470-10-25-2, Sales of Future Revenues or Various Other Measures of Income. The Company has estimated the cash flows associated with the commercial agreement and is amortizing the discount on the debt to interest expense over the term of the agreement in accordance with ASC 835-30-35-2, The Interest Method. Notwithstanding this treatment, the limited liability company agreement of NOOK Media provides that, under certain conditions, partnership losses or deductions can be allocated for income tax purposes to Microsoft in respect of amounts advanced to NOOK Media under the terms of the Commercial Agreement.

Settlement and License Agreement

The patent agreement provides for Microsoft and its subsidiaries to license to the Company and its affiliates certain intellectual property in exchange for royalty payments based on sales of certain devices. Additionally, the Company and Microsoft dismissed certain outstanding patent litigation between the Company, Microsoft and their respective affiliates in accordance with the settlement and license agreement. The Company records the royalty expense upon future NOOK® sales in the statement of operations in cost of sales and occupancy with no expense or liability for the sale of devices prior to this agreement.

12.	Pearson

On December 21, 2012, NOOK Media entered into an agreement with a subsidiary of Pearson plc (Pearson) to make a strategic investment in NOOK Media. That transaction closed on January 22, 2013, and Pearson invested approximately $89,500 of cash in NOOK Media in exchange for preferred membership interests representing a 5% equity stake in NOOK Media. Following the closing of the transaction, the Company owns approximately 78.2% of the NOOK Media subsidiary and Microsoft, which also holds preferred membership interests, owns approximately 16.8%. The preferred membership interests have a liquidation preference equal to the original investment. In addition, NOOK Media granted warrants to Pearson to purchase up to an additional 5% of NOOK Media under certain conditions at a pre-money valuation of NOOK Media. The fair value of the preferred membership interests warrant liability was calculated using the Monte Carlo simulation approach.

This methodology values financial instruments whose value is dependent on an underlying total equity value by sampling random paths for the total equity value. The assumptions that are analyzed and incorporated into the model include closing date, valuation date, sales price of the preferred membership interests and warrants, warrant expiration date, time to liquidity event, risk-free rate, volatility, various correlations and the probability of meeting the net sales target. Based on the Company’s analysis, the total fair value of preferred membership interests warrants as of the valuation date was $1,700 and was recorded as a noncurrent asset and a long term liability. During the 13 weeks ended January 25, 2014, management determined that the probability of meeting the net sales target by the warrant measurement date was remote and fully wrote down the value of the warrant accordingly. Management will continue to monitor the sales projections in relation to the sales target.

At closing, NOOK Media and Pearson entered into a commercial agreement with respect to distributing Pearson content in connection with this strategic investment. On December 27, 2013, NOOK Media entered into an amendment to the commercial agreement that extends the term of the agreement and the timing of the measurement period to meet certain revenue share milestones.

13.	Tikatok Impairment Charge

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

14.	Liberty Investment

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

On April 8, 2014, Liberty sold the majority of its shares to qualified institutional buyers in reliance on Rule 144A under the Securities Act and has retained an approximate 10 percent stake of its initial investment. As a result, Liberty will no longer have the right to elect two preferred stock directors to the Company’s Board. Additionally, the consent rights and pre-emptive rights to which Liberty was previously entitled ceased to apply.

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

On May 15, 2007, the Company’s Board of Directors authorized a stock repurchase program for the purchase of up to $400,000 of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2,471 as of May 3, 2014. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of May 3, 2014 the Company has repurchased 34,363,899 shares at a cost of approximately $1,069,109 under its stock repurchase programs. The repurchased shares are held in treasury.

16.	Commitments and Contingencies

The Company leases retail stores, warehouse facilities, office space and equipment. Substantially all of the B&N Retail stores are leased under noncancelable agreements, which expire at various dates through 2036 with various renewal options for additional periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

B&N College’s contracts are typically for five to ten years, although some extend beyond ten years. Many contracts have a 90 to 120 day cancellation right by B&N College, or by the college or university, without penalty.

The Company leases office space in New York, New York and Palo Alto, California for its NOOK operations (Note 21).

Rental expense under operating leases is as follows:

	Fiscal 2014	Fiscal 2013	Fiscal 2012
Minimum rentals	$424,952	413,751	382,386
Percentage rentals	98,467	101,960	107,127

	$523,419	515,711	489,513

Future minimum annual rentals, excluding percentage rentals, required under B&N Retail leases that had initial, noncancelable lease terms greater than one year, under B&N College and NOOK leases as of May 3, 2014 are:

Fiscal Year	(a)
2015	$421,268
2016	374,803
2017	328,928
2018	258,375
2019	193,103
After 2019	364,624

$1,941,101

(a)	Includes B&N College capital lease obligations of $232, $232, $39, $0, $0 and $0 for 2015, 2016, 2017, 2018, 2019 and after 2019, respectively.

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

Purchase obligations, which includes hardware and software maintenance contracts and inventory purchase commitments, as of May 3, 2014 are as follows:

Less Than 1 Year	$205,281
1-3 Years	72,975
3-5 Years	273
More Than 5 Years	—

Total	$278,529

17.	Segment Reporting

The Company’s three operating segments are: B&N Retail, B&N College and NOOK.

B&N Retail

This segment includes 661 bookstores as of May 3, 2014, primarily under the Barnes & Noble Booksellers trade name. The 661 Barnes & Noble stores generally offer a dedicated NOOK® area, a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music, Gift, Magazine and Bargain products. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, barnesandnoble.com, and its publishing operation, Sterling Publishing.

B&N College

This segment includes 700 stores as of May 3, 2014, that are primarily school-owned stores operated under contracts by B&N College and include sales of digital content within the higher education marketplace through Yuzu™. The 700 B&N College stores generally offer new, used, rental and digital textbooks, course-related materials, emblematic apparel and gifts, trade books, computer products, NOOK® products and related accessories, school and dorm supplies, and convenience and café items.

NOOK

This segment includes the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital newsstand, apps and sales of NOOK® devices and accessories to third party distribution partners, B&N Retail and B&N College.

Summarized financial information concerning the Company’s reportable segments is presented below:

Sales by Segment	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012
B&N Retail	$4,295,110	$4,568,243	$4,852,913
B&N College	1,748,042	1,763,248	1,743,662
NOOK	505,862	780,433	933,471
Elimination	(167,657)	(272,919)	(400,847)

Total	$6,381,357	$6,839,005	$7,129,199

Sales by Product Line	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012
Media (a)	68%	67%	66%
Digital (b)	9%	12%	15%
Other (c)	23%	21%	19%

Total	100%	100%	100%

Depreciation and Amortization	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012
B&N Retail	$125,991	$148,855	$162,693
B&N College	48,014	46,849	45,343
NOOK	42,802	31,430	24,631

Total	$216,807	$227,134	$232,667

Operating Profit/(Loss)	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012
B&N Retail	$228,062	$227,235	$161,136
B&N College	66,536	64,609	70,604
NOOK	(260,406)	(511,848)	(286,343)

Total	$34,192	$(220,004)	$(54,603)

Capital Expenditures	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012
B&N Retail	$66,763	$51,401	$87,596
B&N College	38,253	38,760	40,479
NOOK	29,965	75,674	35,477

Total	$134,981	$165,835	$163,552

Total Assets(d)	As of May 3, 2014	As of April 27, 2013
B&N Retail	$2,234,795	$2,193,458
B&N College	1,146,475	995,034
NOOK	156,179	544,044

Total	$3,537,449	$3,732,536

(a)	Includes tangible books, music, movies, rentals and newsstand.
(b)	Includes NOOK, related accessories, eContent and warranties.
(c)	Includes Toys & Games, café products, gifts and miscellaneous other.
(d)	Excludes intercompany balances.

A reconciliation of operating profit from reportable segments to income (loss) from continuing operations before taxes in the consolidated financial statements is as follows:

	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013	52 weeks ended April 28, 2012
Reportable segments operating income (loss)	$34,192	$(220,004)	$(54,603)
Interest expense, net and amortization of deferred financing costs	(29,507)	(35,345)	(35,304)

Consolidated income (loss) before taxes	$4,685	$(255,349)	$(89,907)

18.	Legal Proceedings

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

PATENT LITIGATION

Barnes & Noble, Inc. and its subsidiaries are subject to allegations of patent infringement by various patent holders, including non-practicing entities, sometimes referred to as “patent trolls,” who may seek monetary settlements from the Company, its competitors, suppliers and resellers. In some of these cases, the Company is the sole defendant. In others, the Company is one of a number of defendants. The Company is actively defending a number of patent infringement suits, and several pending claims are in various stages of evaluation. The following cases are among the patent infringement cases pending against the Company:

Technology Properties Limited et al. v. Barnes & Noble, Inc., et al.

On July 24, 2012, Technology Properties Limited, LLC, Phoenix Digital Solutions, LLC, and Patriot Scientific Corporation (collectively, TPL) submitted a complaint to the U.S. International Trade Commission (ITC), captioned Certain Wireless Consumer Electronics Devices and Components thereof, Inv. No. 337-TA-853, requesting that the ITC institute an investigation pursuant to Section 337 of the Tariff Act of 1930, as amended. The complaint alleges that the sale for importation into the United States, the importation, and/or the sale within the United States after importation of the Company’s NOOKTM products infringe certain claims of U.S. Patent No. 5,809,336 (’336). The complaint also asserts similar claims against the products of 23 other Respondents. The complaint requests that the ITC issue a permanent exclusion order and a permanent cease-and-desist order with respect to these products. On September 24, 2012, the Company filed a response to the complaint, denying that its products infringe the ’336 patent and denying that it has engaged in any action that would constitute unlawful sale for importation into the United States, importation, or sale within the United States after importation. The Company also asserted ten affirmative defenses. On June 3-7, 2013 and June 10-11, 2013, the Administrative Law

Judge (ALJ) conducted a hearing in the action. On September 6, 2013, the ALJ issued his Initial Determination on Violation of Section 337 (ID), in which the ALJ found that neither the Company nor any of the other Respondents had violated Section 337. On November 25, 2013, the Commission granted partial review of the ID. On February 19, 2014, the Commission issued its Notice of Commission Determination Finding No Violation of Section 337; Termination of Investigation (Notice). In its Notice, the Commission affirmed the ALJ’s challenged claim constructions and non-infringement findings and, therefore, terminated the investigation. TPL failed to appeal this determination to the Court of Appeals for the Federal Circuit.

Also on July 24, 2012, TPL filed a complaint against the Company in the United States District Court for the Northern District of California. The complaint similarly alleges that the Company is infringing the ’336 patent through the importation and sale in the United States of NOOKTM products. The complaint also alleges that Barnes & Noble is infringing two other patents in the same patent family: U.S. Patent No. 5,440,749 and U.S. Patent No. 5,530,890. On September 26, 2012, the District Court stayed the action pending final resolution of the ITC investigation. On May 19, 2014, the District Court lifted the stay. On June 9, 2014, the Company answered the complaint, denying TPL’s material allegations, asserting several affirmative defenses, and asserting counterclaims for a declaratory judgment of non-infringement and invalidity. A case management conference is scheduled on July 11, 2014.

Adrea LLC v. Barnes & Noble, Inc., barnesandnoble.com llc and Nook Media LLC

On June 14, 2013, Adrea LLC filed a complaint against Barnes & Noble, Inc., barnesandnoble.com llc and Nook Media LLC (B&N) in the United States District Court for the Southern District of New York alleging that various B&N NOOK products and related online services infringe U.S. Patent Nos. 7,298,851, 7,299,501 and 7,620,703. B&N filed its Answer on August 9, 2013, denying infringement and asserting several affirmative defenses. At the same time, B&N filed counterclaims seeking declaratory judgments of non-infringement and invalidity with respect to each of the patents-in-suit. Following the claim construction hearing held on November 1, 2013 (as to which the Court issued a claim construction order on December 1, 2013), the Court set a further amended case management schedule, under which fact discovery was to be (and has been) substantially completed by November 20, 2013, and concluded by December 9, 2013; and expert disclosures and discovery were to be (and have been) completed by January 17, 2014. According to the amended case management schedule, summary judgment motion briefing was to have been, and has now been completed as of February 21, 2014. The final pretrial conference, originally scheduled to be held on February 28, 2014, was adjourned by the Court until April 10, 2014. On that date the summary judgment motions were orally argued to the Court, and the Court reserved decision on such motions until a later date. The parties then discussed various pretrial proceedings with the Court, and the Court set the date of October 6, 2014 for trial.

Commonwealth Scientific and Industrial Research Organisation v. Barnes & Noble, Inc., et al.

On August 27, 2012, Commonwealth Scientific and Industrial Research Organisation (CSIRO) filed a complaint against Barnes & Noble, Inc. and seven other defendants in the United States District Court for the Eastern District of Texas. The complaint alleges that the Company is infringing U.S. Patent No. 5,487,069 (’069 patent). On October 19, 2012, the Company answered the complaint, denying CSIRO’s material allegations, asserting several affirmative defenses, and asserting counterclaims for a declaratory judgment of invalidity and non-infringement. On February 19, 2013, the Company amended its answer to add an affirmative defense that the ’069 patent is unenforceable due to inequitable conduct. On November 23, 2013, the ’069 patent expired. On January 23, 2014, CSIRO served an amended complaint to allege that the Company is infringing the ’069 patent because its products may support the 802.11 ac and draft ac standards. In this amended complaint, CSIRO dropped its request for injunctive relief. On January 23, 2014, the Company served an amended answer to set forth additional Fair, Reasonable and Non-Discriminatory (F/RAND) related defenses and counterclaims: breach of contract, promissory estoppel, and waiver. On February 6, 2014, the Company and CSIRO responded to these amended pleadings.

On April 25, 2013, the District Court entered a discovery order and docket control order. On May 12, 2014, the Magistrate Judge assigned to the action issued a memorandum opinion and order in which the Magistrate Judge construed certain claim terms in the ‘069 patent and recommended denying Defendants’ motion for summary judgment of invalidity on the grounds of indefiniteness as to certain other claim terms in the ‘069 patent. On May 26, 2014, CSIRO filed objections to the Magistrate Judge’s May 12, 2014 memorandum opinion and order. On May 27, 2014, Defendants also filed objections to the Magistrate Judge’s May 12, 2014 memorandum opinion and order. The parties’ objections are still pending before the District Judge overseeing the action. In considering the parties’ objections, the District Judge will conduct a de novo review of the Magistrate Judge’s May 12, 2014 memorandum opinion and order. The District Court has set the trial date for July 6, 2015.

OTHER LITIGATION AND PROCEEDINGS

Kevin Khoa Nguyen, an individual, on behalf of himself and all others similarly situated v. Barnes & Noble, Inc.

On April 17, 2012, a complaint was filed in the Superior Court for the State of California against the Company. The complaint is styled as a nationwide class action and includes a California state-wide subclass based on alleged cancellations of orders for HP TouchPad Tablets placed on the Company’s website in August 2011. The lawsuit alleges claims for unfair business practices and false advertising under both New York and California state law, violation of the Consumer Legal Remedies Act under California law, and breach of contract. The complaint demands specific performance of the alleged contracts to sell HP TouchPad Tablets at a specified price, injunctive relief, and monetary relief, but does not specify an amount. The Company submitted its initial response to the complaint on May 18, 2012, and moved to compel plaintiff to arbitrate his claims on an individual basis pursuant to a contractual arbitration provision on May 25, 2012. The Company has also moved to dismiss the complaint and moved to transfer the action to New York. The court denied the Company’s motion to compel arbitration, and the Company appealed that denial to the Ninth Circuit Court of Appeals. The court granted the Company’s motion to stay on November 26, 2012, and the action has been stayed pending resolution of the Company’s appeal from the court’s denial of its motion to compel arbitration. The Company filed its opening brief on the appeal on February 11, 2013. The answering brief was filed on April 13, 2013, and the Company’s reply brief was filed on May 23, 2013. The appeal was argued and submitted on May 16, 2014.

PIN Pad Litigation

As previously disclosed, the Company discovered that PIN pads in certain of its stores had been tampered with to allow criminal access to card data and PIN numbers on credit and debit cards swiped through the terminals. Following public disclosure of this matter on October 24, 2012, the Company was served with four putative class action complaints (three in federal district court in the Northern District of Illinois and one in the Northern District of California), each of which alleged on behalf of national and other classes of customers who swiped credit and debit cards in Barnes & Noble Retail stores common law claims such as negligence, breach of contract and invasion of privacy, as well as statutory claims such as violations of the Fair Credit Reporting Act, state data breach notification statutes, and state unfair and deceptive practices statutes. The actions sought various forms of relief including damages, injunctive or equitable relief, multiple or punitive damages, attorneys’ fees, costs, and interest. All four cases were transferred and/or assigned to a single judge in the United States District Court for the Northern District of Illinois, and a single consolidated amended complaint was filed. The Company filed a motion to dismiss the consolidated amended complaint in its entirety, and in September 2013, the Court granted the motion to dismiss without prejudice. The Plaintiffs then filed an amended complaint, and the Company filed a second motion to dismiss. That motion is pending.

The Company also has received inquiries related to this matter from the Federal Trade Commission and eight state attorneys general, all of which have either been closed or have not had any recent activity. The Company intends to cooperate with them if further activity arises. In addition, payment card companies and associations may impose fines by reason of the tampering and federal or state enforcement authorities may impose penalties or other remedies against the Company.

Lina v. Barnes & Noble, Inc., and Barnes & Noble Booksellers, Inc. et al.

On August 5, 2011, a purported class action complaint was filed against Barnes & Noble, Inc. and Barnes & Noble Booksellers, Inc. in the Superior Court for the State of California making the following allegations against defendants with respect to salaried Store Managers at Barnes & Noble stores located in the State of California from the period of August 5, 2007 to present: (1) failure to pay wages and overtime; (2) failure to pay for missed meals and/or rest breaks; (3) waiting time penalties; (4) failure to pay minimum wage; (5) failure to reimburse for business expenses; and (6) failure to provide itemized wage statements. The claims are generally derivative of the allegation that these salaried managers were improperly classified as exempt from California’s wage and hour laws. The complaint contains no allegations concerning the number of any such alleged violations or the amount of recovery sought on behalf of the purported class. The Company was served with the complaint on August 11, 2011. The parties have completed pre-certification discovery. Plaintiff’s motion for class certification was filed November 11, 2013, Barnes & Noble’s opposition was filed February 28, 2014, and plaintiff’s reply was filed April 11, 2014. The hearing date for the certification motion is scheduled for July 1, 2014. No trial date has been set.

Jones et al v. Barnes & Noble, Inc., and Barnes & Noble Booksellers, Inc. et al.

On April 23, 2013, Kenneth Jones (Jones) filed a purported Private Attorney General Act action complaint against Barnes & Noble, Inc. and Barnes & Noble Booksellers, Inc. in the Superior Court for the State of California making the following allegations against defendants with respect to salaried Store Managers at Barnes & Noble stores located in the State of California: (1) failure to pay wages and overtime; (2) failure to pay for missed meal and/or rest breaks; (3) waiting time penalties; (4) failure to pay minimum wage; (5) failure to provide reimbursement for business expenses; and (6) failure to provide itemized wage statements. The claims are generally derivative of the allegation that Jones and other “aggrieved employees” were improperly classified as exempt from California’s wage and hour laws. The complaint contains no allegations concerning the number of any such alleged violations or the amount of recovery sought on behalf of the plaintiff or the purported aggrieved employees. The case was initially assigned to the Honorable Barbara Scheper. Because the underlying factual claims in the Jones complaint are almost identical to the claims in the Lina v. Barnes & Noble action, the Company filed a Notice of Related Case on May 1, 2013. On May 7, 2013, Judge Michael Johnson (before whom the Lina action is pending) ordered the Jones action related to the Lina action and assigned the Jones action to himself. The Company was served with the complaint on May 16, 2013, and filed an answer on June 10, 2013. The hearing date for the case management conference is scheduled for July 1, 2014.

Cassandra Carag individually and on behalf of others similarly situated v. Barnes & Noble, Inc, Barnes & Noble Booksellers, Inc. and DOES 1 through 100 inclusive

On November 27, 2013, former Associate Store Manager Cassandra Carag (Carag) brought suit in Sacramento County Superior Court, asserting claims on behalf of herself and all other hourly (non-exempt) Barnes & Noble employees in California in the preceding four years for unpaid regular and overtime wages based on alleged off-the-clock work, penalties and pay based on missed meal and rest breaks, and for improper wage statements, payroll records, and untimely pay at separation as a result of the alleged pay errors during employment. Via the complaint, Carag seeks to recover unpaid wages and statutory penalties for all hourly Barnes & Noble employees within California from November 27, 2009 to present. On February 13, 2014, the Company filed an Answer in the state court and concurrently requested removal of the action to federal court. On May 30, 2014, the Court granted Plaintiff’s motion to remand the case to state court and denied Plaintiff’s motion to strike portions of the Answer to the Complaint (referring the latter motion to the lower court for future consideration). Written discovery has begun.

Trimmer v. Barnes & Noble

On January 25, 2013, Steven Trimmer (Trimmer), a former Assistant Store Manager (ASM) of the Company, filed a complaint in the United States District Court for the Southern District of New York alleging violations of the Fair Labor Standards Act (FLSA) and New York Labor Law (NYLL). Specifically, Trimmer alleges that he and other similarly situated ASMs were improperly classified as exempt from overtime and denied overtime wages prior to July 1, 2010, when the Company reclassified them as non-exempt. The complaint seeks to certify a collective action under the FLSA comprised of ASMs throughout the country employed from January 25, 2010 until July 1, 2010, and a class action under the NYLL comprised of ASMs employed in New York from January 25, 2007 until July 1, 2010. The parties have completed the first phase of discovery with respect to the individual claims asserted by Trimmer and one opt-in plaintiff only. The Court has stayed all class-wide discovery at this point. The Company filed a summary judgment motion on November 25, 2013. That motion is fully briefed. The hearing date for the summary judgment motion is scheduled for July 7, 2014.

David Shaev Profit Sharing Account v. Leonard Riggio et al.

On December 17, 2013, David Shaev Profit Sharing Account (Shaev) filed a verified shareholder derivative complaint against Leonard Riggio, George Campbell, Jr., Mark Carleton, William Dillard, II, David Golden, Patricia Higgins, Gregory Maffei and David Wilson (collectively, the defendants), and naming Barnes & Noble, Inc., as nominal defendant, in the Supreme Court of New York, County of New York. The complaint alleges that defendants (1) breached their fiduciary duties by knowingly or recklessly permitting the Company to function without effective internal controls over financial reporting while simultaneously allowing the Company to assure the public that the Company’s internal controls functioned properly; and (2) abused their ability to control and influence the Company. The complaint was served on the Company on December 19, 2013, and assigned to the Commercial Division of the Supreme Court on February 4, 2014. The Company filed a motion to dismiss the complaint on February 14, 2014, and in response, on March 14, 2014, Shaev filed an amended complaint. The Company filed a motion to dismiss the amended complaint on April 11, 2014, and Shaev filed an opposition to the motion to dismiss on May 19, 2014. The Company filed its reply on June 10, 2014.

Taylor v. Barnes & Noble, Inc., et al.

Maitland-Lewis v. Barnes & Noble, Inc., et al.

Anthony Taylor (Taylor) and Stephen Maitland-Lewis (Maitland-Lewis) filed class action complaints for violations of the federal securities law on January 8, 2014, and January 23, 2014, respectively. Both of these actions, which are substantially similar, were filed in the United States District Court for the Southern District of New York. Barnes & Noble, Inc., Leonard Riggio, William Lynch, Jr., and Michael Huseby are named as defendants in the Taylor action. Barnes & Noble, Inc., Michael Huseby, William Lynch, Jr. and Allen Lindstrom are named as defendants in the Maitland-Lewis action. The complaints allege violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder (making false statements or otherwise engaging in a scheme to defraud, or omitting to state material facts causing inflation of company stock), and Section 20(a) of the Securities Exchange Act of 1934 (liability for controlling persons). Specifically, plaintiffs allege that the defendants made, or caused the Company to make, false statements or omitted, or caused the Company to omit, material information with respect to the Company’s failure to implement adequate internal controls over financial reporting.

Securities and Exchange Commission (SEC) Investigation

On October 16, 2013, the SEC’s New York Regional office notified the Company that it had commenced an investigation into: (1) the Company’s restatement of earnings announced on July 29, 2013, and (2) a separate matter related to a former non-executive employee’s allegation that the Company improperly allocated certain Information Technology expenses between its NOOK and Retail segments for purposes of segment reporting. The Company is cooperating with the SEC, including responding to requests for documents.

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

The Company completed the acquisition (the Acquisition) of B&N College from Leonard Riggio and Louise Riggio (the Sellers) on September 30, 2009. In connection with the closing of the Acquisition, the Company issued the Sellers (i) a senior subordinated note in the principal amount of $100,000, with interest of 8% per annum payable on the unpaid principal amount, which was paid on December 15, 2010 in accordance with its scheduled due date, and (ii) a junior subordinated note in the principal amount of $150,000 (the Junior Seller Note), payable in full on the fifth anniversary of the closing of the Acquisition, with interest of 10% per annum payable on the unpaid principal amount. The Junior Seller Note was and is unsecured and subordinated to the obligations under Credit Facility as well as certain other senior obligations. The Company may prepay the Junior Seller Note at any time without premium or penalty to the extent not prohibited by the Credit Facility and senior debt documents. Pursuant to a settlement agreed to on June 13, 2012, the Sellers agreed to waive $22,750 of the purchase price by waiving a corresponding principal amount (and interest on such principal amount) of the Junior Seller Note.

B&N College has a long-term supply agreement (Supply Agreement) with MBS Textbook Exchange, Inc. (MBS), which is majority owned by Leonard Riggio, Stephen Riggio (formerly the Company’s Vice Chairman and Chief Executive Officer) and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Pursuant to the Supply Agreement, which has a term of ten years, and subject to availability and competitive terms and conditions, B&N College will continue to purchase new and used printed textbooks for a given academic term from MBS prior to buying them from other suppliers, other than in connection with student buy-back programs. Additionally, the Supply Agreement provides for B&N College to sell to MBS certain textbooks that B&N College cannot return to suppliers or use in its stores. MBS pays B&N College commissions based on the volume of these textbooks sold to MBS each year and with respect to the textbook requirements of certain distance learning programs that MBS fulfills on B&N College’s behalf. MBS paid B&N College $7,097, $8,106 and $10,941 related to these commissions in fiscal 2014, fiscal 2013 and fiscal 2012, respectively. In addition, the Supply Agreement contains restrictive covenants that limit the ability of B&N College and the Company to become a used textbook wholesaler and that place certain limitations on MBS’s business activities. B&N College and Barnes & Noble.com also entered into an agreement with MBS in fiscal 2011 pursuant to which MBS agrees to purchase at the end of a given semester certain agreed upon textbooks which B&N College and Barnes & Noble.com shall have rented to students during such semester. Total sales to MBS under this program were $1,388, $772 and $13,339 for fiscal 2014, fiscal 2013 and fiscal 2012, respectively. In addition, B&N College entered into an agreement with MBS in fiscal 2011 pursuant to which MBS purchases books from B&N College, which have no resale value for a flat rate per box. Total sales to MBS under this program were $602, $503 and $364 for fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Total outstanding amounts payable to MBS for all arrangements net of any amounts due were $31,142 and $24,860 for fiscal 2014 and fiscal 2013, respectively.

The Company purchases new and used textbooks directly from MBS. Total purchases were $84,498, $93,514 and $101,980 for fiscal 2014, fiscal 2013 and fiscal 2012, respectively. MBS sells used books through the Barnes & Noble.com dealer network. The Company earned a commission of $2,231, $3,441 and $4,661 on the MBS used book sales in fiscal 2014, fiscal 2013 and fiscal 2012, respectively. In addition, Barnes & Noble.com hosts pages on its website through which Barnes & Noble.com customers are able to sell used books directly to MBS. The Company is paid a fixed commission on the price paid by MBS to the customer. Total commissions paid to the Company were $99, $104 and $160 for fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

In fiscal 2010, the Company entered into an agreement with TXTB.com LLC (TXTB), a subsidiary of MBS, pursuant to which the marketplace program on the Barnes & Noble.com website was made available through the TXTB website. The Company receives a fee from third party sellers for sales of marketplace items and, upon receipt of such fee, the Company remits a separate fee to TXTB for any marketplace items sold through the TXTB website. In fiscal 2013, the Company also entered into an agreement with MBS Direct, a division of MBS, pursuant to which the marketplace program on the Barnes & Noble.com website was made available through the MBS Direct website. The Company receives a fee from third party sellers for sales of marketplace items sold on the MBS Direct website and, upon receipt of such fee, remits a separate fee to MBS Direct for those sales. Total commissions paid to TXTB and MBS Direct were $192, $302 and $559 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Outstanding amounts payable to TXTB were $2, $3 and $6 for fiscal 2014, fiscal 2013 and fiscal 2012, respectively. In fiscal 2011, the Company entered into an agreement with TXTB pursuant to which the Company became the exclusive provider of trade books to TXTB customers through the TXTB website. TXTB receives a commission from the Company on each purchase by a TXTB customer. Total commissions paid to TXTB were $46, $78 and $148 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Outstanding amounts payable to TXTB and MBS Direct under this agreement were $0, $1 and $1 for fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

In fiscal 2010, the Company entered into an Aircraft Time Sharing Agreement with LR Enterprises Management LLC (LR Enterprises), which is owned by Leonard Riggio and Louise Riggio, pursuant to which LR Enterprises granted the Company the right to use a jet aircraft owned by it on a time-sharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the Federal Aviation Regulations (FAR). Such operating costs were $175, $159 and $1,015 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. LR Enterprises is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, other than insurance obtained for the specific flight as requested by the Company, as provided in the FAR.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity in which Leonard Riggio has a majority interest and expires in 2023; the second location is leased from an entity in which Leonard Riggio has a minority interest and expires in 2016. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,299, $5,098 and $4,843 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. The Company leased one of its B&N College stores from a partnership owned by Leonard and Stephen Riggio, pursuant to a lease which was terminated on February 15, 2014. Rent of $685, $862 and $862 was paid during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. The Company leases an office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. The space was rented at an annual rent of $707, $707 and $759 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Net of subtenant income, the Company paid $270, $275 and $376 during fiscal 2014, fiscal 2013 and fiscal 2012, respectively.

The Company is provided with national freight distribution, including trucking services by Argix Direct Inc. (Argix), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest, pursuant to a transportation agreement expiring in 2014 (following an automatic renewal of the agreement by its terms in 2012 for an additional two-year term, although at all times the agreement requires a two-year notice to terminate). The Company paid Argix $52,087, $54,768 and $49,437 for such services during fiscal 2014, fiscal 2013 and fiscal 2012, respectively, of which approximately 73%, 74% and 73% were remitted by Argix to its subcontractors for fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Subcontractors are not related to the Company. At the time of the agreement, the cost of freight delivered to the stores by Argix was comparable to the prices charged by publishers and the Company’s other third party freight distributors. However, due to higher contracted fuel surcharge and transportation costs, Argix’s rates were higher than the Company’s other third party freight distributors. As a result, the Company amended its existing agreement with Argix effective January 1, 2009. The amendment provided the Company with a $3,000 annual credit to its freight and transportation costs for the remaining life of the existing agreement. The $3,000 annual credit expired with the April 1, 2012 renewal of the agreement. While the terms are currently unfavorable due to the higher fuel surcharges, the Company’s management believes these additional charges are mitigated by the additional delivery services that Argix provides. These additional services are beneficial to store productivity which is not consistently met by other third party freight distributors. Argix provides B&N College with transportation services under a separate agreement that expired and was renewed in 2011. The renewed agreement was amended in 2013 and expires in 2015. The Company believes that the transportation costs that B&N College paid to Argix are comparable to the transportation costs charged by third party distributors. B&N College paid Argix $1,066, $1,069 and $1,294 for such services during fiscal 2014, fiscal 2013 and fiscal 2012, respectively. Argix also leased office and warehouse space from the Company in Jamesburg, New Jersey, pursuant to a lease expiring in 2011. This lease was renewed for additional space in 2011. However, the Company subsequently sold the warehouse on December 29, 2011. The Company charged Argix $1,514 for such leased space and other operating costs incurred on its behalf prior to the sale of the warehouse during fiscal 2012.

The Company uses Digital on Demand as its provider of music and video database equipment and services. Leonard Riggio owns a minority interest in Digital on Demand. The agreement with Digital on Demand was terminated on May 31, 2011. The Company paid Digital on Demand $185 for music and video database equipment and services during fiscal 2012 through the date of termination.

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

On April 8, 2014, Liberty sold the majority of its shares to qualified institutional buyers in reliance on Rule 144A under the Securities Act and has retained an approximate 10 percent stake of its initial investment. As a result, Liberty will no longer have the right to elect two preferred stock directors to the Company’s Board. Additionally, the consent rights and pre-emptive rights to which Liberty was previously entitled ceased to apply.

The Company purchases trade books, primarily craft and hobby books, from Leisure Arts, Inc. (Leisure Arts), a subsidiary of Liberty Media. Total purchases from Leisure Arts following the date of the Liberty investment were $38, $45 and $59 during fiscal 2014, fiscal 2013 and fiscal 2012. In fiscal 2013, the Company entered into agreements with Starz Entertainment LLC (Starz Entertainment), then a subsidiary of Liberty Media, pursuant to which Starz Entertainment registered for the NOOK developer program whereby Starz applications were made available for consumer download on NOOK® devices. Separately, the Company entered into a License Agreement with Starz Media, LLC (Starz Media and, together with Starz Entertainment, Starz) in fiscal 2013, pursuant to which Starz granted certain video resale rights to the Company in exchange for royalty payments to Starz Media on such sales. Starz was spun-off from Liberty Media on January 11, 2013. Total payments to Starz during fiscal 2013 prior to the spin-off were $17. In fiscal 2013, the Company entered into an agreement with Sirius XM Radio, Inc. (Sirius), a subsidiary of Liberty Media, pursuant to which Sirius registered for the NOOK developer program whereby Sirius applications were made available for consumer download on NOOK® devices. Total commissions received from Sirius during fiscal 2014 and fiscal 2013 were $1 and $0, respectively.

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

20.	Dividends

The Company paid a dividend to preferred shareholders in the amount of $15,768 and $15,767 in fiscal 2014 and fiscal 2013, respectively.

The Company paid no dividends to common stockholders during fiscal 2014 and 2013.

21.	Subsequent Events (Unaudited)

Samsung Commercial Agreement

On June 4, 2014, barnesandnoble.com llc (NOOK Media Sub), a wholly owned subsidiary of NOOK Media and a subsidiary of Barnes & Noble, entered into a commercial agreement (Agreement) with Samsung Electronics America, Inc. (Samsung) relating to tablets.

Pursuant to the Agreement, NOOK Media Sub, after good faith consultations with Samsung and subject to Samsung’s agreement, will select Samsung tablet devices under development to be customized and co-branded by NOOK Media Sub. Such devices will be produced by Samsung. The co-branded NOOK tablet devices may be sold by NOOK Media through Barnes & Noble retail stores, www.barnesandnoble.com, www.nook.com and other Barnes & Noble and NOOK Media websites. NOOK Media Sub and Samsung have agreed to develop co-branded Samsung Galaxy Tab 4 NOOK tablets as the initial co-branded devices pursuant to the Agreement.

NOOK Media Sub has agreed to a minimum purchase commitment of 1,000,000 devices during the first twelve months after the launch of the initial co-branded NOOK devices; provided that if NOOK Media Sub does not meet certain sales thresholds of the initial co-branded NOOK devices by December 31, 2014, then the twelve month period referred to above shall be extended to fifteen months.

NOOK Media Sub and Samsung have agreed to coordinate customer service for the co-branded NOOK devices and have both agreed to a license of intellectual property to promote and market the devices. Additionally, Samsung has agreed to fund a marketing fund for the co-branded NOOK devices at the initial launch and for the duration of the Agreement.

The Agreement has a two year term, with certain termination rights, including termination (i) by NOOK Media Sub for a Samsung material default; (ii) by Samsung for a NOOK Media Sub material default; (iii) by NOOK Media Sub if Samsung fails to meet its shipping and delivery obligations in any material respect on a timely basis; and (iv) by either party upon insolvency or bankruptcy of the other party.

Palo Alto Lease Agreement

On June 5, 2014, the Company entered into an Assignment of Lease for its 208,000 square foot Palo Alto, California campus. Employees will be relocated to new state-of-the-art facilities totaling 88,000 square feet. NOOK employees will move to a new facility in Santa Clara, California, while Barnes & Noble College’s digital education employees will relocate to a facility in Mountain View, California. The relocations are expected to occur by the end of the first quarter of fiscal 2015. This action will result in a net reduction of annual occupancy expenses of approximately $9,600, reducing the Company’s future lease commitments by approximately $102,100. In the fourth quarter of fiscal 2014, the Company recorded an asset impairment charge of $28,400 related to this relocation. The Company determined the impairment charge by comparing the estimated fair value to its carrying amount. The fair value was developed primarily using the cost approach in evaluating the replacement cost of the asset (Level 2 fair value assumptions) and then adjusting any value due to economic obsolescence, function obsolesces or physical deterioration. The Company also expects to incur closing costs and to adjust lease accounting items in the first quarter of fiscal 2015 to reflect the impact of these relocations.

Termination of Pension Plan

As of December 31, 1999, substantially all employees of the Company were covered under a Pension Plan. As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. On June 18, 2014, the Company’s Board of Directors approved a resolution to terminate the Pension Plan. As a result of this termination, pension liability and other comprehensive loss will increase by approximately $16,000 before tax in the first quarter of fiscal 2015. It is expected to take 18 to 24 months to complete the termination. Currently, there is not enough information available to determine the ultimate charge of the termination.

NOOK Media Separation

On June 25, 2014, the Company announced that its Board of Directors has authorized management of the Company to take steps to separate the NOOK Media business from Barnes & Noble Retail into two separate public companies. The Company’s objective is to take the steps necessary to complete the separation by the end of the first quarter of the next calendar year.

There can be no assurances regarding the ultimate timing of the separation or that the separation will be completed. Any separation of NOOK Media and Barnes & Noble Retail into two separate public companies will be subject to customary regulatory approvals, securing any necessary financing, tax considerations, final approval of the Barnes & Noble Board of Directors and other customary matters and is dependent on numerous factors that include the macroeconomic environment, credit markets and equity markets.

22.	Restatement of Prior Period Financial Statements

In fiscal 2013, the Company restated its previously reported consolidated financial statements for the year ended April 28, 2012, including the opening stockholders’ equity balance, in order to correct certain previously reported amounts. These restated amounts resulted in a reduction of $6,700 (net of tax $4,027) in costs of sales and occupancy during fiscal 2012 and increased fiscal 2012 opening retained earnings by $100,587. In fiscal 2013, management determined that the Company had incorrectly overstated certain accruals for the periods prior to April 27, 2013, as a result of inadequate controls over its distribution center accrual reconciliation process. In addition, in reviewing the Company’s components of deferred income tax assets and liabilities, management determined that a deferred income tax liability was related to a transaction in which gain was reported for both accounting and tax purposes prior to 2010. Accordingly, management concluded that this deferred income tax liability should be reversed. Also, in fiscal 2013, management determined that the Company had not accrued a tenant allowance related to one of its properties in fiscal 2012 and did not record the current portion of deferred rent and tenant allowances as current liabilities. The financial information included in the accompanying financial statements and notes thereto reflect the impact of the corrections described within.

23.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for fiscal 2014 and fiscal 2013 is as follows:

Fiscal 2014 Quarterly Period Ended On or About	July 27, 2013	October 26, 2013	January 25, 2014	May 3, 2014	Fiscal Year 2014
Sales	$1,329,502	1,734,159	1,995,790	1,321,906	6,381,357
Gross profit	$368,201	461,942	603,441	424,351	1,857,935

Net income (loss)	$(87,022)	13,229	63,229	(36,704)	(47,268)
Basic loss per common share:

Net income (loss)	$(1.56)	0.15	0.95	(0.72)	(1.12)

Diluted loss per common share:

Net income (loss)	$(1.56)	0.15	0.86	(0.72)	(1.12)

Fiscal 2013 Quarterly Period Ended On or About	July 28, 2012	October 27, 2012	January 26, 2013	April 27, 2013	Fiscal Year 2013
Sales	$1,453,507	1,884,532	2,223,945	1,277,021	6,839,005
Gross profit	$415,805	482,289	553,512	230,900	1,682,506

Net income (loss)	$(39,828)	501	(3,683)	(114,796)	(157,806)
Basic loss per common share:

Net loss	$(0.76)	(0.07)	(0.14)	(2.04)	(3.02)

Diluted loss per common share:

Net loss	$(0.76)	(0.07)	(0.14)	(2.04)	(3.02)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Barnes & Noble, Inc.

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. as of May 3, 2014 and April 27, 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the fiscal years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a) for fiscal years 2013 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barnes & Noble, Inc. at May 3, 2014 and April 27, 2013, and the consolidated results of its operations and its cash flows for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth herein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Barnes & Noble, Inc.’s internal control over financial reporting as of May 3, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated June 27, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
June 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Barnes & Noble, Inc.

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of May 3, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Barnes & Noble, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 3, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. as of May 3, 2014 and April 27, 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the fiscal years then ended of Barnes & Noble, Inc. and our report dated June 27, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
June 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Barnes & Noble, Inc.

New York, New York

We have audited the accompanying consolidated statement of operations of Barnes & Noble, Inc., as of April 28, 2012 and the related statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the fiscal year ended April 28, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Barnes & Noble, Inc. as of April 28, 2012 and its cash flows for the fiscal year ended April 28, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York

June 27, 2012, except for Note 22, as to which the date is July 26, 2013

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

The Company maintains a comprehensive accounting system, which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. An internal audit staff is employed to regularly test and evaluate both internal accounting controls and operating procedures, including compliance with the Company’s statement of policy regarding ethical and lawful conduct. The Audit Committee of the Board of Directors composed of directors who are not members of management, meets regularly with management, the independent registered public accountants and the internal auditors to ensure that their respective responsibilities are properly discharged. Ernst & Young LLP and the Internal Audit Department of the Company have full and free independent access to the Audit Committee. The role of Ernst & Young LLP, an independent registered public accounting firm, is to provide an objective examination of the Consolidated Financial Statements and the underlying transactions in accordance with the standards of the Public Company Accounting Oversight Board. The report of Ernst & Young LLP accompanies the Consolidated Financial Statements.

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