Form 10-K, Exhibit 13
period 2015-05-02
BARNES & NOBLE INC
filed 2015-06-26
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The Statement of Operations Data for the 52 weeks ended May 2, 2015 (fiscal 2015), 53 weeks ended May 3, 2014 (fiscal 2014) and 52 weeks ended April 27, 2013 (fiscal 2013), and the Balance Sheet Data as of May 2, 2015 and May 3, 2014 are derived from, and are incorporated by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended April 28, 2012 (fiscal 2012), April 30, 2011 (fiscal 2011), the Balance Sheet Data as of April 27, 2013, April 28, 2012 and April 30, 2011 are derived from audited consolidated financial statements not included elsewhere in this report.

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012	Fiscal 2011
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble Retail	$4,108,243	4,295,110	4,568,243	4,852,913	4,926,834
Barnes & Noble College	1,772,389	1,748,042	1,763,248	1,743,662	1,778,159
NOOK	263,833	505,862	780,433	933,471	695,182
Elimination (a)	(74,968)	(167,657)	(272,919)	(400,847)	(401,610)

Total sales	6,069,497	6,381,357	6,839,005	7,129,199	6,998,565
Cost of sales and occupancy	4,196,998	4,523,422	5,156,499	5,211,683	5,197,252

Gross profit	1,872,499	1,857,935	1,682,506	1,917,516	1,801,313

Selling and administrative expenses	1,545,152	1,606,936	1,675,376	1,739,452	1,629,465
Depreciation and amortization	194,174	216,807	227,134	232,667	228,647

Operating profit (loss)	133,173	34,192	(220,004)	(54,603)	(56,799)
Interest expense, net and amortization of deferred financing fees (b)	(17,890)	(29,507)	(35,345)	(35,304)	(57,350)

Earnings (loss) before taxes	115,283	4,685	(255,349)	(89,907)	(114,149)
Income taxes	78,687	51,953	(97,543)	(25,067)	(45,276)

Earnings (loss) (net of income tax)	36,596	(47,268)	(157,806)	(64,840)	(68,873)
Net earnings (loss) attributable to noncontrolling interests (c)	—	—	—	—	37

Net earnings (loss) attributable to Barnes & Noble, Inc.	$36,596	(47,268)	(157,806)	(64,840)	(68,836)

Earnings (loss) attributable to Barnes & Noble, Inc.
Earnings (loss)	$36,596	(47,268)	(157,806)	(64,840)	(68,873)
Less loss attributable to noncontrolling interests	—	—	—	—	37

Net earnings (loss) attributable to Barnes & Noble, Inc.	$36,596	(47,268)	(157,806)	(64,840)	(68,836)

Basic earnings per common share
Net earnings (loss) attributable to Barnes & Noble, Inc.	$0.21	(1.12)	(3.02)	(1.34)	(1.22)

Diluted earnings per common share
Net earnings (loss) attributable to Barnes & Noble, Inc.	$0.21	(1.12)	(3.02)	(1.34)	(1.22)

Dividends paid per share	$—	—	—	—	0.75

Weighted average common shares outstanding
Basic	60,842	58,971	58,247	57,337	56,588
Diluted	60,928	58,971	58,247	57,337	56,588

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012	Fiscal 2011
OTHER OPERATING DATA:
Number of stores
Barnes & Noble Retail	648	661	675	691	705
Barnes & Noble College	724	700	686	647	636
Total	1,372	1,361	1,361	1,338	1,341

Comparable sales increase (decrease)
Barnes & Noble Retail (d)	(1.9)%	(5.8)%	(3.4)%	1.4%	0.7%
Barnes & Noble Retail Core comparable sales (e)	0.5%	(3.1)%	0.1%	0.7%	(8.3)%
Barnes & Noble College (f)	0.1%	(2.7)%	(1.2)%	(0.3)%	(0.8)%

Capital expenditures	$143,257	134,981	165,835	163,552	110,502

BALANCE SHEET DATA:

Total assets	$3,229,505	3,537,449	3,732,536	3,774,699	3,596,466
Total liabilities	$1,844,088	2,300,559	2,443,631	2,730,155	2,675,969
Long-term debt	$—	—	77,000	324,200	313,100
Long-term subordinated note (g)	$—	—	127,250	150,000	150,000
Shareholders’ Equity	$1,189,358	658,696	713,743	852,271	920,497

(a)	Represents sales from NOOK to B&N Retail and B&N College on a sell-through basis.

(b)	Amounts for fiscal 2015, fiscal 2014, fiscal 2013, fiscal 2012 and fiscal 2011 are net of interest income of $58, $190, $71, $0 and $320, respectively.

(c)	Noncontrolling interest represents the 50% outside interest in Begin Smart LLC. During the second quarter of fiscal 2011, the Company purchased the remaining 50% outside interest in Begin Smart LLC.

(d)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with Accounting Standards Codification 605-25 Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores.

(e)

Core comparable store sales, which excludes sales of NOOK® products, increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed or relocated stores.

(f)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed stores for all periods presented. In fiscal 2012 through fiscal 2014, as the Company developed its textbook rental business, comparable store sales reflected the retail selling price of a new or used textbook when rented, rather than solely the rental fees received, to provide a more representative comparable store sales figure. Beginning with the 26 weeks ended November 1, 2014, as a result of the significant expansion of the textbook rental business as compared to prior periods, the comparable store sales are determined based upon the actual revenue received from textbook rentals and are no longer adjusted to reflect the equivalent textbook retail selling price.

(g)	See Note 21 to the Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. As used in this section, “fiscal 2015” represents the 52 weeks ended May 2, 2015, “fiscal 2014” represents the 53 weeks ended May 3, 2014 and “fiscal 2013” represents the 52 weeks ended April 27, 2013.

General

Barnes & Noble, one of the nation’s largest booksellers,1 is a leading content, commerce and technology company providing customers easy and convenient access to trade books, textbooks, magazines, newspapers and other content across its multi-channel distribution platform. As of May 2, 2015, the Company operates 1,372 bookstores in 50 states, including 724 bookstores on college campuses, operates one of the Web’s largest eCommerce sites, develops digital reading products and operates one of the largest digital bookstores. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership in selling content to drive sales across its multiple channels.

Of the 1,372 bookstores, Barnes & Noble Retail (B&N Retail) operates 648 retail bookstores, primarily under the Barnes & Noble Booksellers trade name, and includes the Company’s eCommerce site. Barnes & Noble College Booksellers, LLC (B&N College) operates 724 college bookstores at colleges and universities across the United States, of which 154 stores are co-branded with the universities’ names and Barnes & Noble name. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption online, NOOK®2 reading devices, co-branded NOOK® devices and reading software for iOS, Android and Windows 8. The Company employed approximately 33,000 full and part-time employees as of May 2, 2015. Including seasonal and temporary employees, the Company employed approximately 41,000 employees as of May 2, 2015.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, textbooks and course-related materials, NOOK® and related accessories, bargain books, magazines, gifts, emblematic apparel and gifts, school and dorm supplies, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on barnesandnoble.com. The Company also offers a textbook rental option to its customers, digital textbooks and other course materials through a proprietary digital platform (YuzuTM). The Company offers its customers a full suite of textbook options—new, used, digital and rental.

[1]	Based upon sales reported in trade publications and public filings.
[2]

Any reference to NOOK® include the Company’s Samsung Galaxy Tab® 4 NOOK® 7.0 and 10.1 devices and NOOK GlowLightTM, and each of which includes the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

To address dynamic changes in the book selling industry, Barnes & Noble has transformed its business from a store-based model to a multi-channel model centered on its retail stores, Internet and digital commerce. The Company offers readers the option of store visits, eCommerce, and digital delivery of books to devices of their choosing, including the NOOK® branded and co-branded tablets.

Barnes & Noble’s strategy is to:

•	utilize the strong Barnes & Noble brand and retail footprint to attract customers to its multi-channel platform;

•	drive content sales through the web, NOOK® eReaders and 3rd party devices;

•	use its infrastructure to deliver digital content to customers; and

•	continue to grow campus partnerships including store locations and students served while continuing its investment in the digital higher education business.

The Company has a multi-channel marketing strategy that deploys various merchandising programs and promotional activities to drive traffic to both its stores and website. At the center of this program is the Company’s website, barnesandnoble.com.

Separation of B&N Education, Inc.

On February 26, 2015, Barnes & Noble announced plans for the legal and structural separation of Barnes & Noble Education, Inc. (Barnes & Noble Education or B&N Education) (formerly known as NOOK Media Inc.) from Barnes & Noble into an independent public company (the Spin-Off).

This Spin-Off is expected to be executed by means of a pro-rata distribution of B&N Education’s common stock to Barnes & Noble’s existing shareholders and is expected to be a non-taxable event for Barnes & Noble and its shareholders.

The distribution of B&N Education’s common stock to Barnes & Noble shareholders is conditioned on, among other things, final approval of the Spin-Off plan by the Barnes & Noble Board of Directors; the receipt of opinions from external legal counsel and KPMG LLP to Barnes & Noble, confirming the tax-free status of the Spin-Off for U.S. federal income tax purposes; and the United States Securities and Exchange Commission (SEC) declaring effective the Registration Statement, which was filed on a Registration Statement on Form S-1 with the SEC on February 26, 2015, which has been amended on April 29, 2015 and June 4, 2015.

History of B&N Education, Inc.

On September 30, 2009, Barnes & Noble acquired Barnes & Noble College Booksellers, LLC (B&N College) from Leonard and Louise Riggio. From that date until October 4, 2012, B&N College was wholly owned by Barnes & Noble Booksellers, Inc. B&N Education was initially incorporated under the name NOOK Media Inc. in July 2012 to hold Barnes & Noble’s B&N College and NOOK digital businesses. On October 4, 2012, Microsoft Corporation (Microsoft) acquired a 17.6% non-controlling preferred membership interest in B&N Education’s subsidiary B&N Education, LLC (formerly NOOK Media LLC) (the LLC), and through B&N Education, Barnes & Noble maintained an 82.4% controlling interest of the B&N College and NOOK digital businesses.

On January 22, 2013, Pearson Education, Inc. (Pearson) acquired a 5% non-controlling preferred membership interest in the LLC, entered into a commercial agreement with the LLC relating to the B&N College business and received warrants to purchase an additional preferred membership interest in the LLC.

On December 4, 2014, B&N Education re-acquired Microsoft’s interest in the LLC in exchange for cash and common stock of Barnes & Noble and the Microsoft commercial agreement was terminated effective as of such date. On December 22, 2014, B&N Education also re-acquired Pearson’s interest in the LLC and certain related warrants previously issued to Pearson. In connection with these transactions, Barnes & Noble entered into contingent payment agreements with Microsoft and Pearson providing for additional payments upon the occurrence of certain events, including upon a sale of the NOOK digital business. As a result of these transactions, Barnes & Noble owns, and will own prior to the Spin-Off, 100% of B&N Education.

On May 1, 2015, B&N Education distributed to Barnes & Noble all of the membership interests in B&N Education’s NOOK digital business. As a result, B&N Education ceased to own any interest in the NOOK digital business, which will remain a wholly owned subsidiary of Barnes & Noble.

The Company expects that the completion of the potential separation of the Company’s businesses could occur by the end of August 2015, although there can be no assurances regarding the timing of such potential separation or that such separation will be completed.

In connection with the closing of the acquisition of B&N College, the Company issued the sellers (i) a senior subordinated note in the principal amount of $100.0 million, with interest of 8% per annum payable on the unpaid principal amount, which was paid on December 15, 2010 in accordance with its scheduled date, and (ii) a junior subordinated note (the Junior Seller Note) in the principal amount of $150.0 million, payable in full on the fifth anniversary of the closing of the acquisition, with interest of 10% per annum payable on the unpaid principal amount. Pursuant to a settlement agreed to on June 13, 2012, the sellers have agreed to waive their right to receive $22.8 million in principal amount (and interest on such principal amount) of the Junior Seller Note. The net short-term payable of $127.3 million was paid in September 2014, in accordance with its terms.

Samsung Commercial Agreement

On June 4, 2014, NOOK Digital, LLC (NOOK Digital) (formerly barnesandnoble.com llc), a wholly owned subsidiary of B&N Education as of such date and a subsidiary of Barnes & Noble, entered into a commercial agreement (Agreement) with Samsung Electronics America, Inc. (Samsung) relating to tablets.

Pursuant to the Agreement, NOOK Digital, after good faith consultations with Samsung and subject to Samsung’s agreement, selected Samsung tablet devices under development to be customized and co-branded by NOOK Digital. Such devices are produced by Samsung. The co-branded NOOK® tablet devices are sold by NOOK Digital through Barnes & Noble retail stores, www.barnesandnoble.com, www.nook.com and other Barnes & Noble websites. NOOK Digital and Samsung agreed to develop co-branded Samsung Galaxy Tab® 4 NOOK® tablets as the initial co-branded devices pursuant to the Agreement.

Under the Agreement, NOOK Digital committed to purchase a minimum of 1,000,000 NOOK-Samsung co-branded devices from Samsung within 12 months after the launch of the initial co-branded device, which launch occurred on August 20, 2014. The 12-month period was automatically extended by three months due to the quantity of sales of such co-branded devices through December 31, 2014, and the period was further extended until June 30, 2016 by an amendment executed by the parties on March 7, 2015.

NOOK Digital and Samsung have agreed to coordinate customer service for the co-branded NOOK® devices and have both agreed to a license of intellectual property to promote and market the devices. Additionally, Samsung has agreed to fund a marketing fund for the co-branded NOOK® devices at the initial launch and for the duration of the Agreement.

The Agreement has a two-year term, with certain termination rights, including termination (i) by NOOK Digital for a Samsung material default; (ii) by Samsung for a NOOK Digital material default; (iii) by NOOK Digital if Samsung fails to meet its shipping and delivery obligations in any material respect on a timely basis; and (iv) by either party upon insolvency or bankruptcy of the other party.

The companies introduced the Samsung Galaxy Tab® 4 NOOK® in a 7-inch version in the U.S. in August 2014 and a 10-inch version in October 2014. The co-branded device combines the popular Samsung Galaxy Tab® 4 hardware with customized NOOK® software to give customers powerful, full-featured tablets that are designed for reading, with easy access to Barnes & Noble’s expansive digital collection of approximately four million eBooks, digital magazines and newspapers.

Series J Preferred Shares

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

On June 5, 2015, the Company entered into conversion agreements with five existing beneficial owners (Series J Holders) of its Preferred Stock, pursuant to which each of the Series J Holders has agreed to convert (Conversion) shares of Preferred Stock it beneficially owns into shares of the Company’s common stock, par value $0.001 per share (Company Common Stock), and will in addition receive a cash payment from the Company in connection with the Conversion. The Series J Holders have agreed to convert an aggregate of 103,995 shares of Preferred Stock into 6,117,347 shares of Company Common Stock in the Conversion, and the Company has agreed to make an aggregate cash payment to the Series J Holders of $8.1 million plus cash in lieu of fractional shares in connection with the Conversion, in each case, subject to adjustment under certain circumstances. The Company expects to issue the shares of Company Common Stock to be issued in the Conversion on or about July 9, 2015.

The number of shares of Company Common Stock to be issued was determined based on a conversion ratio of 58.8235 shares of Company Common Stock per share of Preferred Stock converted, which is the conversion rate in the Certificate of the Designations with respect to the Preferred Stock dated as of August 18, 2011.

Segments

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. The Company’s three operating segments are B&N Retail, B&N College and NOOK.

B&N Retail

This segment includes 648 bookstores as of May 2, 2015, primarily under the Barnes & Noble Booksellers trade name. These stores generally offer a dedicated NOOK® area, a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music, Gift, Magazine and Bargain products. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, barnesandnoble.com, and its publishing operation, Sterling Publishing.

Barnes & Noble stores range in size from 3,000 to 60,000 square feet depending upon market size, with an overall average store size of 26,000 square feet. In fiscal 2015, the Company reduced the Barnes & Noble store base by approximately 271,000 square feet, bringing the total square footage to 17.1 million square feet, a net reduction of 1.6% from fiscal 2014. The Company did not open any new Barnes & Noble stores in fiscal 2015. Each Barnes & Noble store features an authoritative selection of books, ranging from 22,000 to 164,000 titles. The comprehensive title selection is diverse and reflects local interests. Bestsellers typically represent between approximately 4% and 6% of Barnes & Noble store sales. Product Master, the Company’s proprietary inventory management database, has approximately 16.0 million titles. By enhancing the Company’s existing merchandise replenishment systems, Product Master allows the Company to achieve high in-stock positions and productivity at the store level through efficiencies in receiving, cashiering and returns processing. Complementing this extensive on-site selection, all Barnes & Noble stores provide customers with access to the millions of books available to online shoppers at barnesandnoble.com while offering an option to have the book sent to the store or shipped directly to the customer. At the center of this eCommerce program is the Company’s website, barnesandnoble.com.

Sterling Publishing

Sterling Publishing is a leading publisher of non-fiction trade titles. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books and kits across a variety of imprints, in categories such as health & wellness, music & popular culture, food & wine, crafts & photography, puzzles & games and history & current affairs, as well as a large children’s line. Sterling, with a solid backlist and robust value publishing program, has a title base of approximately 16,000 eBooks and print books. In addition, Sterling also distributes approximately 800 titles on behalf of client publishers.

B&N College

B&N College is one of the largest contract operators of bookstores on college and university campuses across the United States. As of May 2, 2015, B&N College operated 724 stores nationwide. These stores are operated under 453 contracts, which can cover multiple stores and include over 5 million students and faculty. B&N College’s customer base, which is mainly comprised of students and faculty, can purchase various items from their campus stores, including textbooks, textbook rentals and course-related materials, emblematic apparel and gifts, trade books, computer products, NOOK® products and related accessories, school and dorm supplies, convenience and café items. B&N College provides extensive textbook rental options to its customers and has expanded its digital textbooks and other course materials through a proprietary digital platform (Yuzu™). A significant number of textbooks are now available in multiple formats: new, used, rental and digital (rental and ownership), resulting in improved choice and substantial student savings.

B&N College operates 688 traditional college bookstores and 36 academic superstores, which are generally larger in size, offer cafés and provide a sense of community that engages the surrounding campus and local communities in college activities and culture. The traditional bookstores range in size up to 48,000 square feet. The academic superstores range in size from 8,000 to 111,000 square feet.

B&N College generally operates its stores pursuant to multi-year management service agreements under which a school designates B&N College to operate the official school bookstore on campus and B&N College provides the school with regular payments that represent a percentage of store sales and, in some cases, include a minimum fixed guarantee.

B&N College’s business strategy is to maintain long-term relationships with colleges and universities by providing high-quality service to college administrators, faculty and students. B&N College is poised for continued growth with approximately 52% of college and university affiliated bookstores in the United States being operated by their respective educational institutions. B&N College believes it will achieve this by increasing market share through new account acquisition and through strategic planning and outreach with its existing accounts to exploit opportunities and grow market share.

NOOK

This segment includes the Company’s digital business, which includes the Company’s eBookstore, digital newsstand and sales of NOOK® devices and accessories through B&N Retail, B&N College and third party distribution partners. The underlying strategy of the NOOK business is to offer customers any digital book, newspaper or magazine, anytime, on any device. The Company remains committed to delivering to customers the best digital bookstore experience, while rationalizing its existing cost structure. As part of this commitment, the Company entered into a partnership on June 4, 2014, to develop co-branded Samsung Galaxy Tab® 4 NOOK® tablets that feature the award-winning Barnes & Noble digital reading experience. The co-branded devices combined the popular Samsung Galaxy Tab® 4 hardware with customized NOOK software to give customers powerful, full-featured tablets that are designed for reading, with easy access to Barnes & Noble’s expansive digital collection of approximately four million eBooks, digital magazines and newspapers. The companies introduced the Samsung Galaxy Tab® 4 NOOK® in a 7-inch version in the U.S. in August 2014 and the 10-inch version in October 2014. The Company also intends to continue to offer the best black-and-white eReaders on the market, backed by quality customer service and technology support for those devices. The Company will continue to sell its existing device inventory as it segues into new products. At the same time, it will leverage all Barnes & Noble retail, digital and partnership assets, as well as existing NOOK customer relationships. The Company intends to continue to provide the resources necessary for quality customer service and support sales of new devices and those in use by NOOK’s existing customer base.

On June 5, 2014, the Company entered into an Assignment of Lease for its 208,000 square foot Palo Alto, California campus. Employees were relocated to new state-of-the-art facilities totaling 88,000 square feet. NOOK employees were moved to a new facility in Santa Clara, California, while Barnes & Noble College’s digital education employees were relocated to a facility in Mountain View, California. The relocations occurred during the first quarter of fiscal 2015. This action resulted in a net reduction of annual occupancy expenses of approximately $9.6 million, reducing the Company’s future lease commitments by approximately $102.1 million. In the fourth quarter of fiscal 2014, the Company recorded an asset impairment charge of $28.4 million related to this relocation. In the first quarter of fiscal 2015, the Company recorded a benefit, net of closing related costs, of $5.5 million primarily driven by the reversal of previously deferred rent liabilities upon exiting the facility.

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

Results of Operations

Fiscal Year	Fiscal 2015	Fiscal 2014	Fiscal 2013
Sales (in thousands)	$6,069,497	$6,381,357	$6,839,005
Net Income (Loss) Attributable to Barnes & Noble, Inc. (in thousands)	$36,596	$(47,268)	$(157,806)
Diluted Earnings (Loss) Per Common Share	$0.21	$(1.12)	$(3.02)
Comparable Sales Increase (Decrease)
Barnes & Noble Retail stores (a)	(1.9)%	(5.8)%	(3.4)%
Barnes & Noble Retail core sales (b)	0.5%	(3.1)%	0.1%
Barnes & Noble College stores (c)	0.1%	(2.7)%	(1.2)%
Stores Opened
Barnes & Noble Retail stores	0	3	2
Barnes & Noble College stores	48	30	49

Total	48	33	51

Stores Closed
Barnes & Noble Retail stores	13	17	18
Barnes & Noble College stores	24	16	10

Total	37	33	28

Number of Stores Open at Year End
Barnes & Noble Retail stores	648	661	675
Barnes & Noble College stores	724	700	686

Total	1,372	1,361	1,361

Square Feet of Selling Space at Year End (in millions)
Barnes & Noble Retail stores	17.1	17.4	17.7

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with Accounting Standards Codification (ASC) 605-25, Revenue Recognition, Multiple Element Arrangements, and does not include sales from closed or relocated stores.

(b)

Core comparable store sales, which excludes sales of NOOK® products, increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed or relocated stores.

(c)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed stores for all periods presented. In fiscal 2012 through fiscal 2014, as the Company developed its textbook rental business, comparable store sales reflected the retail selling price of a new or used textbook when rented, rather than solely the rental fees received, to provide a more representative comparable store sales figure. Beginning with the 26 weeks ended November 1, 2014, as a result of the significant expansion of the textbook rental business as compared to prior periods, the comparable store sales are determined based upon the actual revenue received from textbook rentals and are no longer adjusted to reflect the equivalent textbook retail selling price.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	Fiscal 2015	Fiscal 2014	Fiscal 2013
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	69.1	70.9	75.4

Gross margin	30.9	29.1	24.6
Selling and administrative expenses	25.5	25.2	24.5
Depreciation and amortization	3.2	3.4	3.3

Operating income (loss)	2.2	0.5	(3.2)
Interest expense, net and amortization of deferred financing fees	0.3	0.5	0.5

Income (loss) before taxes	1.9	0.1	(3.7)
Income taxes	1.3	0.8	(1.4)

Income (loss), net of income tax	0.6%	(0.7)%	(2.3)%

Business Overview

The Company’s financial performance has been significantly impacted in recent years by a number of factors, including the expanding digital market, increased online competition and the economic downturn. However, the Company has benefited from reduced physical bookstore competition in the marketplace, the successful execution of new merchandising strategies, its ability to acquire new college contracts and by expanding its offerings to college students. Additionally, the Company has leveraged its unique assets, iconic brands and reach to become a significant aggregator and distributor of digital content, although competition from much larger companies with greater resources has challenged the Company’s ability to maintain its share of the U.S. eBook market.

The Company derives the majority of its sales and net income from its B&N Retail and B&N College stores.

In recent years, B&N Retail has experienced declining sales trends due to secular industry challenges, including the growth of the digital book market and online shopping, declining sales of NOOK® devices and fewer stores. More recently, the Company has benefitted from improving book industry trends, including a moderation of the growth of the digital book market, as well as successful merchandising initiatives that increased store traffic and sales and drove positive trends in its Toys & Games and Gift businesses. Additionally, the Company continues to expect to benefit from further market consolidation as non-book retailers reduce their presence in the book category. The Company is making further investments in its retail business this fiscal year and is scheduled to launch a new eCommerce platform in June 2015, which it believes will allow it to be more competitive in the marketplace.

B&N College provides direct access to a large and well-educated demographic group, enabling the Company to build relationships with students throughout their college years and beyond. The Company also expects to be the beneficiary of market consolidation as more and more schools outsource their bookstore management. The Company is in a unique market position to benefit from this trend given its full suite of services: bookstore management, textbook rental and digital delivery. The Company is making further investments in its college business, including the launch of YuzuTM in March 2014, its developing digital education platform that provides access to a wide range of rich, engaging content, including digital textbooks and select consumer titles applicable to the higher education market. The Company believes higher education provides a long-term growth opportunity, both organically by adding additional bookstores to its outsourcing model, and also, through strategic acquisition and merger activity.

NOOK represents the Company’s digital business, which includes the Company’s eBookstore, digital newsstand and sales of NOOK® devices and accessories. The underlying strategy of the NOOK business is to offer customers any digital book, newspaper or magazine, anytime, on any device. The Company remains committed to delivering to customers the best digital bookstore experience, while rationalizing its existing cost structure. As part of this commitment, the Company entered into a partnership on June 4, 2014, to develop co-branded Samsung Galaxy Tab® 4 NOOK® tablets that feature the award-winning Barnes & Noble digital reading experience. The co-branded devices combined popular Samsung Galaxy Tab® 4 hardware with customized NOOK software to give customers powerful, full-featured tablets that are designed for reading, with easy access to Barnes & Noble’s expansive digital collection of approximately four million eBooks, digital magazines and newspapers. The companies introduced the Samsung Galaxy Tab® 4 NOOK® in a 7-inch version in the U.S. in August 2014 and a 10-inch version in October 2014. The Company also intends to continue to develop and offer the best black-and-white eReaders on the market, backed by quality customer service and technology support for those devices. At the same time, it will leverage all Barnes & Noble retail, digital and partnership assets, as well as existing NOOK customer relationships. The Company intends to continue to provide the resources necessary for quality customer service and support sales of new devices and those in use by NOOK’s existing customer base, while continuing to rationalize the business.

The Company believes that its commercial partnership with Pearson will accelerate customer access to digital content by pairing Pearson’s leading expertise in online learning with B&N College’s expertise in digital reading technology, online commerce and customer service.

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

Although the Company believes cash on hand, cash flows from operating activities, funds available from its credit facility and short-term vendor financing provide the Company with adequate liquidity and capital resources for seasonal working capital requirements, the Company may raise additional capital to support key strategic initiatives.

52 Weeks Ended May 2, 2015 Compared with 53 Weeks Ended May 3, 2014

Sales

The following table summarizes the Company’s sales for the 52 weeks ended May 2, 2015 and 53 weeks ended May 3, 2014:

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Total	May 3, 2014	% Total
B&N Retail	$4,108,243	67.7%	$4,295,110	67.3%
B&N College	1,772,389	29.2%	1,748,042	27.4%
NOOK	263,833	4.3%	505,862	7.9%
Elimination	(74,968)	(1.2)%	(167,657)	(2.6)%

Total Sales	$6,069,497	100.0%	$6,381,357	100.0%

The Company’s sales decreased $311.9 million, or 4.9%, during fiscal 2015 to $6.07 billion from $6.38 billion during fiscal 2014. The changes by segment are as follows:

•

B&N Retail sales for the 52 weeks ended May 2, 2015, decreased $186.9 million, or 4.4%, to $4.108 billion from $4.295 billion during the 53 weeks ended May 3, 2014, and accounted for 67.7% of total Company sales. The inclusion of the 53rd week contributed $56.6 million of additional sales in fiscal 2014. Excluding the 53rd week, sales decreased $130.3 million, or 3.1%, for the year. The decrease was attributable to a 1.9% decrease in comparable store sales, which decreased sales by $68.7 million, closed stores, which decreased sales by $57.9 million and lower online sales, which declined by $16.3 million, or 4.6%. These unfavorable variances were partially offset by new stores, which increased sales by $5.8 million and a $7.3 million reimbursement resulting from favorable claims experience with a warranty service provider. B&N Retail also includes third-party sales of Sterling Publishing Co., Inc, which decreased by $1.6 million, or 3.9%, versus the prior year.

Of the $68.7 million decrease in comparable store sales, sales of NOOK® products at B&N Retail stores declined $85.1 million, or 53.2%, primarily on lower device unit volume, slightly offset by higher average selling prices, while core comparable store sales, which exclude sales of NOOK® products, increased $16.4 million, or 0.5%, as compared to the prior year. Non-book core categories increased sales by $21.9 million primarily due to the continued growth of the Toys & Games and Gift businesses, as the Company increasingly becomes a differentiated destination for shoppers during the holiday season and throughout the year. Book categories decreased sales by $5.5 million primarily due to lower Trade and Juvenile sales, which is attributable to stronger titles in the prior year.

•

B&N College sales increased $24.3 million, or 1.4%, to $1.772 billion during the 52 weeks ended May 2, 2015 from $1.748 billion during the 53 weeks ended May 3, 2014, and accounted for 29.2% of total Company sales. The inclusion of the 53rd week in the prior year contributed $14.6 million of additional sales in fiscal 2014. Excluding the 53rd week, sales increased $38.9 million, or 2.2% for the year. New store openings over the past year increased sales by $71.0 million, partially offset by closed stores, which decreased sales by $22.9 million. Comparable store sales increased 0.1% or $1.4 million for the comparable sales period. General merchandise sales increased $22.2 million, or 4.7%, primarily due to strong emblematic apparel sales, partially offset by $17.9 million in decreased textbook sales as students continued to shift to lower priced rentals. General merchandise sales have continued to increase as B&N College’s product assortments continue to emphasize and reflect the changing consumer trends and B&N College evolves its presentation concepts and merchandising of product in stores and online.

•

NOOK sales decreased $242.0 million, or 47.8%, to $263.8 million during the 52 weeks ended May 2, 2015 from $505.9 million during the 53 weeks ended May 3, 2014, and accounted for 4.3% of total Company sales. The inclusion of the 53rd week contributed $9.2 million of additional sales in fiscal 2014. Device and accessories sales decreased $173.7 million, or 66.7%, to $86.5 million on lower unit sales, partially offset by higher average selling prices. Digital content sales decreased $68.3 million, or 27.8%, to $177.3 million during the 52 weeks ended May 2, 2015 on lower unit sales, partially offset by higher average selling prices.

•

The elimination represents sales from NOOK to B&N Retail and B&N College on a sell-through basis. The $92.7 million, or 55.3%, decrease versus the prior year was due to the lower device sales at B&N Retail. NOOK sales, net of elimination, accounted for 3.1% of total Company sales.

In fiscal 2015, the Company closed 13 Barnes & Noble stores, bringing its total number of B&N Retail stores to 648 with 17.1 million square feet. In fiscal 2015, the Company added 48 B&N College stores and closed 24, ending the period with 724 B&N College stores. As of May 2, 2015, the Company operated 1,372 stores in the 50 states and the District of Columbia.

Cost of Sales and Occupancy

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Sales	May 3, 2014	% Sales
B&N Retail	$2,796,521	68.1%	$2,956,821	68.8%
B&N College	1,328,139	74.9%	1,310,673	75.0%
NOOK	147,306	55.8%	423,585	83.7%
Elimination	(74,968)	(28.4)%	(167,657)	(33.1)%

Total Cost of Sales and Occupancy	$4,196,998	69.1%	$4,523,422	70.9%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, management service agreement costs with schools, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $326.4 million, or 7.2%, to $4.20 billion in fiscal 2015 from $4.52 billion in fiscal 2014. Cost of sales and occupancy decreased as a percentage of sales to 69.1% in fiscal 2015 from 70.9% in fiscal 2014. The change as a percentage of sales by segment is as follows:

•

B&N Retail cost of sales and occupancy decreased as a percentage of sales to 68.1% in fiscal 2015 from 68.8% in fiscal 2014. This decrease was attributable to a higher sales mix of higher margin core products (which exclude NOOK® products), which decreased cost of goods sold and occupancy as a percentage of sales by 60 basis points, lower core product markdowns, which decreased cost of goods sold and occupancy as a percentage of sales by 30 basis points on a lower mix of bestselling titles, increased vendor allowances on additional showroom partnerships, which decreased cost of sales and occupancy as a percentage of sales by 60 basis points and a $7.3 million reimbursement resulting from favorable claims experience with a warranty service provider (included in sales), which decreased cost of goods sold and occupancy as a percentage of sales by 20 basis points. These favorable variances were partially offset by higher occupancy costs, which increased cost of goods sold and occupancy as a percentage of sales by 40 basis points, expense deleverage of 35 basis points against the sales decline and lower vendor settlements of 20 basis points.

•

B&N College cost of sales and occupancy decreased as a percentage of sales to 74.9% in fiscal 2015 from 75.0% in fiscal 2014 on a favorable sales mix of higher margin textbook rentals and general merchandise, which decreased cost of goods sold and occupancy as a percentage of sales by 70 basis points and margin improvements, primarily on textbook rentals, which decreased cost of goods sold and occupancy as a percentage of sales by 40 basis points. These variances were partially offset by higher occupancy costs resulting from contract renewals, which increased cost of sales and occupancy as a percentage of sales by 55 basis points and comparisons to a prior year favorable LIFO adjustment of $7.7 million, which resulted in an increase to cost of sales and occupancy as a percentage of sales by 45 basis points.

•

NOOK cost of sales and occupancy decreased as a percentage of sales to 55.8% in fiscal 2015 from 83.7% in fiscal 2014. This decrease is due to a higher mix of higher margin content sales, lower occupancy, freight and returns in the current year, as well as improved margin on devices.

The current year includes a benefit from the adjustment of lease accounting items to reflect the impact of the Palo Alto relocations. This benefit, net of closing related costs, of $5.5 million was primarily driven by the reversal of previously deferred rent liabilities upon exiting the facility. In addition, cost of goods sold and occupancy included the recognition of a $6.9 million benefit on the settlement of previously estimated and accrued parts and components liabilities.

The current year also includes higher device recoverability rates resulting from a new relationship with a third-party purchaser of returned product.

The prior year included a reduction in cost of sales of $25.7 million as the Company sold through devices at higher average selling prices than originally anticipated, and also was able to use parts and components, which were previously written down, to build more devices to meet higher than expected demand. The prior year also included $21.8 million of inventory charges to write down device development and other costs reflective of the Company’s revised device strategy.

Gross Margin

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Sales	May 3, 2014	% Sales
B&N Retail	$1,311,722	31.9%	$1,338,289	31.2%
B&N College	444,250	25.1%	437,369	25.0%
NOOK	116,527	61.7%	82,277	24.3%

Total Gross Margin	$1,872,499	30.9%	$1,857,935	29.1%

The Company’s consolidated gross margin increased $14.6 million, or 0.8%, to $1.87 billion in fiscal 2015 from $1.86 billion in fiscal 2014. This increase was due to the matters discussed above.

Selling and Administrative Expenses

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Sales	May 3, 2014	% Sales
B&N Retail	$989,223	24.1%	$984,236	22.9%
B&N College	353,130	19.9%	322,819	18.5%
NOOK	202,799	107.4%	299,881	88.7%

Total Selling and Administrative Expenses	$1,545,152	25.5%	$1,606,936	25.2%

Selling and administrative expenses decreased $61.8 million, or 3.8%, to $1.55 billion in fiscal 2015 from $1.61 billion in fiscal 2014. The current year includes $11.5 million of separation related costs. Selling and administrative expenses increased as a percentage of sales to 25.5% in fiscal 2015 from 25.2% in fiscal 2014. The change as a percentage of sales by segment is as follows:

•

B&N Retail selling and administrative expenses increased as a percentage of sales to 24.1% in fiscal 2015 from 22.9% in fiscal 2014. This increase was primarily due to deleveraging against the sales decline of 30 basis points, primarily due to store payroll given the comparable store sales decline. The increase also included higher professional fees which increased selling and administrative expenses as a percentage of sales by 30 basis points (including separation-related costs and legal fees), a pension settlement charge, which increased selling and administrative expenses as a percentage of sales by 20 basis points and higher advertising costs, which increased selling and administrative expenses as a percentage of sales by 10 basis points.

•

B&N College selling and administrative expenses increased as a percentage of sales to 19.9% in fiscal 2015 from 18.5% in fiscal 2014. This increase included continued investments in Yuzu™, which increased $3.0 million, or 15 basis points, to $24.3 million in fiscal 2015, as compared to $21.3 million in fiscal 2014. Excluding Yuzu™, B&N College’s selling and administrative expenses increased as a percentage of sales by 130 basis points, due primarily to higher store payroll and operating expenses, including benefits and marketing, which increased selling and administrative expenses as a percentage of sales by 60 basis points, planned infrastructure costs to support business growth increased selling and administrative expenses as a percentage of sales by 40 basis points and separation-related costs increased selling and administrative expenses as a percentage of sales by 15 basis points.

•

NOOK selling and administrative expenses increased as a percentage of sales to 107.4% in fiscal 2015 from 88.7% in fiscal 2014. The prior year included a $28.4 million asset impairment resulting from the relocation of the Palo Alto, CA facility. Excluding the impairment charge, SG&A expenses as a percentage of sales increased on sales deleverage. On a dollar basis excluding this charge, expenses declined $69.0 million primarily on cost rationalization, including compensation, legal and consulting costs of approximately $46.6 million, lower advertising costs of $12.0 million and lower variable expenses commensurate with the sales decline.

Depreciation and Amortization

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Sales	May 3, 2014	% Sales
B&N Retail	$104,373	2.5%	$125,991	2.9%
B&N College	50,509	2.8%	48,014	2.7%
NOOK	39,292	20.8%	42,802	12.7%

Total Depreciation and Amortization	$194,174	3.2%	$216,807	3.4%

Depreciation and amortization decreased $22.6 million, or 10.4%, to $194.2 million in fiscal 2015 from $216.8 million in fiscal 2014. This decrease was primarily attributable to fully depreciated assets and store closings at B&N Retail, partially offset by additional capital expenditures.

Operating Profit (Loss)

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Sales	May 3, 2014	% Sales
B&N Retail	$218,126	5.3%	$228,062	5.3%
B&N College	40,611	2.3%	66,536	3.8%
NOOK	(125,564)	(66.5)%	(260,406)	(77.0)%

Total Operating Profit	$133,173	2.2%	$34,192	0.5%

The Company’s consolidated operating profit increased $99.0 million, or 289.5%, to an operating profit of $133.2 million in fiscal 2015 from an operating profit of $34.2 million in fiscal 2014. This increase was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 Weeks Ended	53 Weeks Ended
Dollars in thousands	May 2, 2015	May 3, 2014	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$17,890	$29,507	(39.4)%

Net interest expense and amortization of deferred financing fees decreased $11.6 million, or 39.4%, to $17.9 million in fiscal 2015 from $29.5 million in fiscal 2014. This decrease was due to lower interest related to the repayment of the Junior Seller Note in September 2014, lower average borrowings and the terminated Microsoft commercial agreement.

Income Taxes

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	Effective Rate	May 3, 2014	Effective Rate
Income Taxes	$78,687	68.3%	$51,953	1,108.9%

The Company recorded an income tax provision in fiscal 2015 of $78.7 million compared with income tax provision of $52.0 million in fiscal 2014. The Company’s effective tax rate decreased to 68.3% in fiscal 2015 compared with 1,108.9% in fiscal 2014. The lower effective tax rate in fiscal 2015 was due primarily to the impacts of loss allocations within the Company’s NOOK Media joint venture and non-deductible expenses, partly offset by valuation allowances, R&D tax credits and changes to unrecognized tax benefits.

In accordance with accounting principles generally accepted in the United States (GAAP) rules on accounting for income taxes, the Company evaluates the realizability of its deferred tax assets at each reporting date. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a particular deferred tax asset will not be realized. As part of this evaluation, the Company reviews all evidence, both positive and negative, to determine if a valuation allowance is needed. The Company’s review of positive evidence included the review of feasible tax planning strategies that may be implemented and the reversal of temporary items. The Company determined that there was sufficient negative evidence to establish valuation allowances against certain deferred tax assets generated during this fiscal year, totaling $1.2 million. The Company will monitor the need for additional valuation allowances at each quarter in the future and, if the negative evidence outweighs the positive evidence, an allowance will be recorded.

Net Earnings (Loss)

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	Diluted EPS	May 3, 2014	Diluted EPS
Net Income (Loss)	$36,596	$0.21	$(47,268)	$(1.12)

As a result of the factors discussed above, the Company reported a consolidated net income of $36.6 million (or $0.21 per diluted share) during fiscal 2015, compared with consolidated net loss of $(47.3) million (or $1.12 per diluted share) during fiscal 2014.

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

The Company’s sales decreased $457.7 million, or 6.7%, during fiscal 2014 to $6.38 billion from $6.84 billion during fiscal 2013. The decrease by segment is as follows:

•

B&N Retail sales decreased $273.1 million, or 6.0%, to $4.30 billion during the 53 weeks ended May 3, 2014 from $4.57 billion during the 52 weeks ended April 27, 2013, and accounted for 67.3% of total Company sales. The inclusion of the 53rd week contributed $56.6 million in additional sales in fiscal 2014. Excluding the 53rd week, sales decreased $329.7 million, or 7.2%, for the year. The decrease was attributable to a 5.8% decrease in comparable store sales, which decreased sales by $224.6 million and lower online sales, which declined by $32.3 million. Closed stores decreased sales by $81.8 million, partially offset by new stores, which increased sales by $19.0 million. B&N Retail also includes third-party sales of Sterling Publishing, which declined $6.6 million, or 5.7%, versus the prior year.

Of the $224.6 million decrease in comparable store sales, core comparable store sales, which exclude sales of NOOK® products, decreased $112.7 million, or 3.1%, as compared to the prior year, while sales of NOOK® products at B&N Retail stores declined $111.8 million on lower device unit volume and lower average selling prices. Core comparable sales were impacted by comparisons to the strong sales of the Fifty Shades and Hunger Games trilogies in the prior year. Excluding these trilogies, core comparable store sales decreased $60.4 million or 1.7%. Core comparable store sales were impacted by lower physical book sales, which decreased sales by $45.0 million and a decrease in non-book core categories of $15.4 million. Non-book core categories include Toys & Games, Gift, Café and other items. Core sales trends benefitted from a strong line-up of bestselling book titles, merchandising initiatives and a holiday advertising campaign. The Company’s management believes this campaign created greater awareness of the in-store shopping experience and expanded depth and breadth of product offerings.

•

B&N College sales decreased $15.2 million, or 0.9%, to $1.75 billion during the 53 weeks ended May 3, 2014 from $1.76 billion during the 52 weeks ended April 27, 2013, and accounted for 27.4% of total Company sales. The inclusion of the 53rd week contributed $14.6 million in additional sales in fiscal 2014. Excluding the 53rd week, sales decreased $29.8 million, or 2.2%, for the year. Comparable sales dollars decreased sales by $73.5 million, or 2.7%, for the year. Recognition of previously deferred rental revenues increased sales by $2.0 million for the year. Closed stores decreased sales by $21.2 million, offset by new store openings, which increased sales by $63.2 million.

The comparable store sales decline of 2.7% was attributable to lower textbook sales, which decreased sales by $150.3 million, partially offset by higher textbook rentals, which increased sales by $70.1 million and higher general merchandise sales, which increased sales by $14.3 million. While comparable store sales percentages were adjusted for the impact of textbook rentals, sales dollars were negatively impacted by the continued growth of textbook rentals, which have a lower price than new or used textbooks, and a portion of rental sales are deferred over the rental period. As B&N College expanded its textbook rental offerings, its consumers have been shifting away from higher priced textbook purchases to lower priced rental options. General merchandise sales have continued to increase as B&N College continues to expand its product offerings in its stores.

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

•

The elimination represents sales from NOOK to B&N Retail and B&N College on a sell-through basis. The decrease versus prior year was due to the lower device sales at B&N Retail. NOOK sales, net of this elimination, accounted for 5.3% of total Company sales.

In fiscal 2014, the Company opened three and closed 17 Barnes & Noble stores, bringing its total number of B&N Retail stores to 661 with 17.4 million square feet. In fiscal 2014, the Company added 30 B&N College stores and closed 16, ending the period with 700 B&N College stores. As of May 3, 2014, the Company operated 1,361 stores in the 50 states and the District of Columbia.

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

Cost of sales and occupancy decreased $633.1 million, or 12.3%, to $4.52 billion in fiscal 2014 from $5.16 billion in fiscal 2013. Cost of sales and occupancy decreased as a percentage of sales to 70.9% in fiscal 2014 from 75.4% in fiscal 2013. The decrease by segment is as follows:

•

B&N Retail cost of sales and occupancy decreased as a percentage of sales to 68.8% in fiscal 2014 from 69.4% in fiscal 2013. This decrease was attributable to a higher sales mix of higher margin core products (which excludes NOOK® products), which decreased costs of goods sold and occupancy as a percentage of sales by 70 basis points, increased vendor allowances on additional showroom partnerships, which decreased costs of sales and occupancy as a percentage of sales by 30 basis points, and favorable settlements, which decreased costs of sales and occupancy as a percentage of sales by 35 basis points on improvements to the distribution center accrual reconciliation process. These favorable variances were partially offset by higher occupancy costs, which increased cost of goods sold and occupancy as a percentage of sales by 60 basis points and expense deleverage of 10 basis points against the sales decline, as described above.

•

B&N College cost of sales and occupancy decreased as a percentage of sales to 75.0% in fiscal 2014 from 77.0% in fiscal 2013 due to a favorable sales mix of higher margin textbook rentals and general merchandise, which decreased costs of goods sold and occupancy as a percentage of sales by 160 basis points and a $7.7 million favorable LIFO adjustment this year compared to a $2.2 million unfavorable LIFO adjustment last year, which decreased costs of goods sold and occupancy as a percentage of sales by 55 basis points. These were partially offset by higher occupancy costs as a percentage of sales of 15 basis points as a result of contract renewals. As B&N College expanded its textbook rental offerings, its consumers have been shifting away from higher priced textbook purchases to lower priced rental options. General merchandise sales have continued to increase as B&N College continues to expand its general merchandise product offerings in its stores.

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

Selling and administrative expenses decreased $68.4 million, or 4.1%, to $1.61 billion in fiscal 2014 from $1.68 billion in fiscal 2013. Selling and administrative expenses increased as a percentage of sales to 25.2% in fiscal 2014 from 24.5% in fiscal 2013. The change as a percentage of sales by segment is as follows:

•

B&N Retail selling and administrative expenses increased as a percentage of sales to 22.9% in fiscal 2014 from 22.4% in fiscal 2013. This increase was primarily due to deleveraging against the sales decline of 55 basis points, primarily store payroll and corporate overhead costs, given the comparable store sales decline.

•

B&N College selling and administrative expenses increased as a percentage of sales to 18.5% in fiscal 2014 from 16.7% in fiscal 2013. This increase was primarily due to deleveraging against the sales decline as well as continued investments in YuzuTM, B&N College’s digital education platform. The investment in Yuzu™ increased $13.9 million, or 80 basis points, to $21.3 million in fiscal 2014, as compared to $7.4 million in fiscal 2013. Excluding Yuzu™, B&N College’s selling and administrative expenses increased by 100 basis points as a percentage of sales, as store payroll and corporate overhead costs delevered against the comparable store sales decline.

•

NOOK selling and administrative expenses increased as a percentage of sales to 88.7% in fiscal 2014 from 70.6% in fiscal 2013. The current year includes a $28.4 million asset impairment resulting from the relocation of the Palo Alto, CA facility. The prior year included $20.3 million of impairment charges, primarily including goodwill. Excluding these impairment charges, selling and administrative expenses increased to 80.3% from 66.6% primarily due to sales deleverage. On a dollar basis, excluding these impairment charges, expenses declined $66.4 million primarily on lower advertising costs of $48.5 million, and a reduction in consulting expenses of $14.4 million.

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

In accordance with U.S. GAAP rules on accounting for income taxes, the Company evaluates the realizability of its deferred tax assets at each reporting date. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a particular deferred tax asset will not be realized. As part of this evaluation, the Company reviewed all evidence, both positive and negative, to determine if a valuation allowance was needed. The Company’s review of positive evidence included the review of feasible tax planning strategies that may be implemented and the reversal of temporary items. The Company determined that there was sufficient negative evidence to establish valuation allowances against certain deferred tax assets generated during fiscal 2014, totaling $19.2 million. The Company will monitor the need for additional valuation allowances at each quarter in the future and, if the negative evidence outweighs the positive evidence, an allowance will be recorded.

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

Liquidity and Capital Resources

The primary sources of the Company’s cash are net cash flows from operating activities, funds available under its credit facility and short-term vendor financing.

The Company’s cash and cash equivalents were $74.4 million as of May 2, 2015, compared with $340.2 million as of May 3, 2014. The decrease in cash and cash equivalents of $265.8 million versus the prior year period includes payment of $76.2 million in cash to re-acquire the Company’s preferred membership interests in NOOK Media Inc., repayment of the Junior Seller Note of $127.3 million on September 30, 2014, and changes in working capital as outlined below.

The Company had no borrowings under its $1.0 billion credit facility at May 2, 2015 and May 3, 2014.

Additional year-over-year balance sheet changes include the following:

•

Receivables, net decreased $45.4 million, or 31.5%, to $98.6 million as of May 2, 2015, compared to $144.0 million as of May 3, 2014. This decrease was attributable to lower channel partner business and the collection of eBook settlement receivables.

•	Merchandise inventories increased $58.5 million, or 4.7%, to $1.293 billion as of May 2, 2015, compared to $1.235 billion as of May 3, 2014. Retail inventories increased $31.6 million, or 3.3%,

on higher Toys & Games and Juvenile positions to support sales increases in these categories. B&N College inventories increased $22.1 million, or 8.0%, primarily due to new store growth. NOOK inventories increased $4.8 million, or 39.5%, versus the prior year on lower than expected device sales volume.

•	Textbook rental inventories increased $4.7 million, or 9.4%, to $55.1 million as of May 2, 2015, compared to $50.3 million as of May 3, 2014.

•	Prepaid expenses and other current assets decreased $1.2 million, or 1.9%, to $65.3 million as of May 2, 2015 compared to $66.6 million as of May 3, 2014.

•

Short-term deferred taxes decreased $1.9 million, or 1.3%, to $142.8 million as of May 2, 2015, compared to $144.7 million as of May 3, 2014. This decrease is primarily due to a reversal of timing differences and a change in valuation allowances.

•	Property and equipment, net decreased $41.4 million, or 8.4%, to $449.3 million as of May 2, 2015, compared to $490.7 million as of May 3, 2014 as depreciation outpaced capital expenditures.

•	Intangible assets, net decreased $14.7 million, or 2.8%, to $513.8 million as of May 2, 2015, compared to $528.6 million as of May 3, 2014 on additional amortization.

•	Other noncurrent assets increased $3.3 million, or 7.3%, to $47.8 million as of May 2, 2015, compared to $44.5 million as of May 3, 2014.

•

Accounts payable decreased $80.0 million, or 10.9%, to $655.1 million as of May 2, 2015, compared to $735.1 million as of May 3, 2014. Accounts payable were 50.7% and 59.5% of merchandise inventory as of May 2, 2015 and May 3, 2014, respectively. The decline is primarily due to product mix and the timing of purchases and returns.

•

Accrued liabilities decreased $68.5 million, or 13.6%, to $434.0 million as of May 2, 2015, compared to $502.6 million as of May 3, 2014. Accrued liabilities include deferred income, accrued taxes, compensation, occupancy related, legal and other selling and administrative miscellaneous accruals. This decrease was primarily due to reductions in income tax liabilities, device related liabilities and the eBook settlement liability.

•

Gift card liabilities increased $1.4 million, or 0.4%, to $358.1 million as of May 2, 2015, compared to $356.7 million as of May 3, 2014. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company recognized $26.1 million in gift card breakage during the 52 weeks ended May 2, 2015 compared to $23.2 million in gift card breakage during the 53 weeks ended May 3, 2014. Additional breakage may be required if gift card redemptions continue to run lower than historical patterns.

•	The Junior Seller Note of $127.3 million related to the acquisition of B&N College and was paid in September 2014, in accordance with its terms.

•

Long-term deferred taxes decreased $11.4 million, or 5.4%, to $200.5 million as of May 2, 2015, compared to $211.9 million as of May 3, 2014. This decrease was primarily due to a reversal of timing differences and a change in valuation allowances.

•

Other long-term liabilities decreased $170.7 million, or 46.5%, to $196.3 million as of May 2, 2015, compared to $367.0 million as of May 3, 2014 due to lower deferred rent and the settlement of the Microsoft commercial liability as a result of the purchase of Microsoft’s preferred membership interests, partially offset by higher tax reserves.

•	In December 2014, the Company re-acquired Microsoft and Pearson’s interest in NOOK Media, Inc. in exchange for $76.2 million cash and $76.2 million in common stock of Barnes & Noble.

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

The Company provided credits to eligible customers resulting from the settlements reached with certain publishers in antitrust lawsuits filed by various State Attorney Generals and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $44.2 million in total credits as a result of the settlement, which is funded by these publishers. If a customer’s credit is not used to make a purchase within one year, the entire credit will expire. The Company recorded estimated redemptions of $33.6 million as a receivable from these publishers and a liability to its customers in March 2014, all of which were activated by customers as of March 2015.

Cash Flow

Cash flows provided by operating activities were $55.9 million, $320.0 million and $117.4 million during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Cash flows from operating activities increased $202.6 million in fiscal 2014 as compared to fiscal 2013 primarily due to the sell-through of excess NOOK inventories in fiscal 2014. Cash flows from operating activities decreased $264.0 million in fiscal 2015 compared to fiscal 2014 primarily due to the sell-through of excess NOOK inventories in fiscal 2014, higher B&N Retail core merchandise payments in fiscal 2015 (driven by product mix, increased sales and timing of purchases and returns), B&N College new store growth and higher income tax payments.

Capital Structure

On April 27, 2012, Barnes & Noble entered into an investment agreement pursuant to which Barnes & Noble transferred to the LLC its digital device, digital content and college bookstore businesses, and Morrison Investment Holdings, Inc. (Morrison) purchased from the LLC, 300,000 convertible preferred membership interests in the LLC (Series A Preferred) for an aggregate purchase price of $300.0 million. Concurrently with its entry into this agreement, Barnes & Noble also entered into a commercial agreement with Microsoft, pursuant to which, among other things, the LLC would develop and distribute a Windows 8 application for eReading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP. The parties closed Morrison’s investment in the LLC and the commercial agreement became effective on October 4, 2012.

On December 3, 2014, Morrison, Microsoft, Barnes & Noble and Barnes & Noble Education entered into agreements pursuant to which Morrison’s interest in the LLC was purchased by Barnes & Noble Education and the Microsoft commercial agreement was terminated effective as of such date. Pursuant to the Purchase Agreement (the Purchase Agreement) among Barnes & Noble, Barnes & Noble Education, Morrison, and Microsoft, Barnes & Noble Education purchased from Morrison, and Morrison sold, all of its $300.0 million convertible Series A preferred limited liability company interest in the LLC in exchange for an aggregate purchase price of $124.9 million consisting of (i) $62.4 million in cash and (ii) 2,737,290 shares of common stock, par value $0.001 per share, of Barnes & Noble. The Purchase Agreement closed on December 4, 2014. The Company accounted for this transaction in accordance with ASC 810-10, Non Controlling Interest (ASC 810-10) and accordingly, the transaction was reflected as an equity transaction. In connection with the closing, the parties entered into a Digital Business Contingent Payment Agreement pursuant to which Microsoft is entitled to receive 22.7% of the proceeds from, among other events or transactions, (1) any future dividends or other distributions received from Barnes & Noble’s NOOK digital business at any time until the date that is three years from the closing, subject to a one-year extension under certain circumstances, and (2) the sale of Barnes & Noble’s NOOK digital business at any time until the date that is three years from the closing, subject to a one-year extension under certain circumstances.

On December 21, 2012, the LLC entered into an agreement with a subsidiary of Pearson plc (Pearson) to make a strategic investment in the LLC. That transaction closed on January 22, 2013, and Pearson invested approximately $89.5 million of cash in the LLC in exchange for preferred membership interests representing a 5% equity stake in the LLC. Following the closing of the transaction, Barnes & Noble owned approximately 78.2% of the LLC and Microsoft owned approximately 16.8%. The preferred membership interests had a liquidation preference equal to the original investment. In addition, the LLC granted warrants to Pearson to purchase up to an additional 5% of the LLC under certain conditions. Upon the completion of the acquisition of Pearson’s interest in the LLC, as stated below, the temporary equity was converted to permanent equity.

At closing, the LLC and Pearson entered into a commercial agreement with respect to distributing Pearson content in connection with this strategic investment. On December 27, 2013, the LLC entered into an amendment to the commercial agreement that extends the term of the agreement and the timing of the measurement period to meet certain revenue share milestones.

On December 22, 2014, Barnes & Noble entered into a Purchase Agreement (the Pearson Purchase Agreement) among Barnes & Noble, Barnes & Noble Education, NOOK Media Member Two LLC, a Delaware limited liability company (NOOK Member Two), Pearson Education, Inc. (Pearson Education) and Pearson Inc., pursuant to which Barnes & Noble Education and NOOK Member Two purchased from Pearson Education all of its convertible Series B preferred limited liability company interest in the LLC and all of its warrants to purchase additional Series B preferred limited liability company interests, in exchange for an aggregate purchase price equal to (i) $13.8 million in cash and (ii) 602,927 shares of common stock, par value $0.001 per share, of Barnes & Noble. The transactions under the Pearson Purchase Agreement closed on December 22, 2014. The Company accounted for this transaction in accordance with ASC 810-10 and it accordingly was reflected as an equity transaction. As a condition to closing, the parties entered into an amended and restated Digital Business Contingent Payment Agreement, pursuant to which a Digital Business Contingent Payment Agreement dated as of December 3, 2014, by and between Barnes & Noble, the LLC and Pearson, was amended and restated to include provisions consistent with the Digital Business Contingent Payment Agreement entered into with Morrison on December 3, 2014.

On June 4, 2014, NOOK Digital, a wholly owned subsidiary of B&N Education as of such date and a subsidiary of Barnes & Noble, entered into the Agreement with Samsung relating to tablets.

Pursuant to the Agreement, NOOK Digital, after good faith consultations with Samsung and subject to Samsung’s agreement, selected Samsung tablet devices under development to be customized and co-branded by NOOK Digital. Such devices are produced by Samsung. The co-branded NOOK® tablet devices may be sold by NOOK Digital through Barnes & Noble retail stores, www.barnesandnoble.com, www.nook.com and other Barnes & Noble websites. NOOK Digital and Samsung agreed to develop co-branded Samsung Galaxy Tab® 4 NOOK® tablets as the initial co-branded devices pursuant to the Agreement.

Under the Agreement, NOOK Digital committed to purchase a minimum of 1,000,000 NOOK®-Samsung co-branded devices from Samsung within 12 months after the launch of the initial co-branded device, which launch occurred on August 20, 2014. The 12-month period was automatically extended by three months due to the quantity of sales of such co-branded devices through December 31, 2014, and the period was further extended until June 30, 2016 by an amendment executed by the parties on March 7, 2015.

NOOK Digital and Samsung have agreed to coordinate customer service for the co-branded NOOK® devices and have both agreed to a license of intellectual property to promote and market the devices. Additionally, Samsung has agreed to fund a marketing fund for the co-branded NOOK® devices at the initial launch and for the duration of the Agreement.

The Agreement has a two year term, with certain termination rights, including termination (i) by NOOK Digital for a Samsung material default; (ii) by Samsung for a NOOK Digital material default; (iii) by NOOK Digital if Samsung fails to meet its shipping and delivery obligations in any material respect on a timely basis; and (iv) by either party upon insolvency or bankruptcy of the other party.

The companies introduced the Samsung Galaxy Tab® 4 NOOK® in a 7-inch version in the U.S. in August 2014 and a 10-inch version in October 2014. The co-branded device combines the popular Samsung Galaxy Tab® 4 hardware with customized NOOK® software to give customers powerful, full-featured tablets that are designed for reading, with easy access to Barnes & Noble’s expansive digital collection of approximately four million eBooks, digital magazines and newspapers.

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty) pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204.0 million in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock will be convertible, at the option of the holders, into shares of Common Stock representing 16.6% of the Common Stock outstanding as of August 29, 2011 (after giving pro forma effect to the issuance of the Preferred Stock) based on the initial conversion rate. The initial conversion rate reflects an initial conversion price of $17.00 and is subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock is equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock to be paid quarterly and subject to adjustment in certain circumstances.

On April 8, 2014, Liberty sold the majority of its shares to qualified institutional buyers in reliance on Rule 144A under the Securities Act and initially retained an approximate 10 percent stake of its initial investment. As a result, Liberty no longer has the right to elect two preferred stock directors to the Company’s Board. Additionally, the consent rights and pre-emptive rights to which Liberty was previously entitled ceased to apply.

On June 5, 2015, the Company entered into Conversion Agreements with five existing beneficial owners (Series J Holders) of its Preferred Stock, pursuant to which each of the Series J Holders has agreed to convert (Conversion) shares of Preferred Stock it beneficially owns into shares of the Company’s common stock, par value $0.001 per share (Company Common Stock), and will in addition receive a cash payment from the Company in connection with the Conversion. The Series J Holders have agreed to convert an aggregate of 103,995 shares of Preferred Stock into 6,117,347 shares of Company Common Stock in the Conversion, and the Company has agreed to make an aggregate cash payment to the Series J Holders of $8.1 million plus cash in lieu of fractional shares in connection with the Conversion, in each case, subject to adjustment under certain circumstances. The Company expects to issue the shares of Company Common Stock to be issued in the Conversion on or about July 9, 2015.

The number of shares of Company Common Stock to be issued was determined based on a conversion ratio of 58.8235 shares of Company Common Stock per share of Preferred Stock converted, which is the conversion rate in the Certificate of the Designations with respect to the Preferred Stock dated as of August 18, 2011.

On September 30, 2009, in connection with the closing of the acquisition of B&N College, the Company issued the sellers (i) a senior subordinated note in the principal amount of $100.0 million, with interest of 8% per annum payable on the unpaid principal amount, which was paid on December 15, 2010 in accordance to its scheduled date, and (ii) a junior subordinated note (the Junior Seller Note) in the principal amount of $150.0 million, payable in full on the fifth anniversary of the closing of the acquisition, with interest of 10% per annum payable on the unpaid principal amount. Pursuant to a settlement agreed to on June 13, 2012, the sellers waived their right to receive $22.8 million in principal amount (and interest on such principal amount) of the Junior Seller Note. The net short-term payable of $127.3 million was paid in September 2014, in accordance with its terms.

The Company is party to an amended and restated credit facility with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified to date, the Credit Facility), consisting of up to $1.0 billion in aggregate commitments under a five-year asset-backed revolving credit facility expiring on April 29, 2016, which is secured by eligible inventory and accounts receivable with the ability to include eligible real estate and related assets. Borrowings under the Credit Facility are limited to a specified percentage of eligible inventories and accounts receivable and accrued interest, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an Applicable Margin (each term as defined in the Credit Facility). In addition, the Company has the option to request an increase in commitments under the Credit Facility by up to $300.0 million, subject to certain restrictions.

The Credit Facility requires Availability (as defined in the Credit Facility) to be greater than the greater of (i) 10% of the Loan Cap (as defined in the Credit Facility) and (ii) $50.0 million. In addition, the Credit Facility contains covenants that limit, among other things, the Company’s ability to incur indebtedness, create liens, make investments, make restricted payments, merge or acquire assets, and contains default provisions that are typical for this type of financing, among other things. Proceeds from the Credit Facility are used for general corporate purposes, including seasonal working capital needs.

Selected information related to the Company’s credit facilities (in thousands):

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Credit facility at period end	$—	—	77,000
Average balance outstanding during the period	$18,227	48,254	214,702
Maximum borrowings outstanding during the period	$202,800	180,300	462,900
Weighted average interest rate during the period (a)	38.18%	15.65%	5.56%
Interest rate at end of period	0.00%	0.00%	4.93%

(a)	Includes commitment fees.

Fees expensed with respect to the unused portion of the credit facilities were $4.7 million, $4.4 million and $3.8 million during fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

The Company had $66.9 million of outstanding letters of credit under the 2013 Amended Credit Facility as of May 2, 2015 compared with $36.8 million as of May 3, 2014.

The Company has no agreements to maintain compensating balances.

Capital Investment

The Company’s investing activities consist principally of capital expenditures for the maintenance of existing stores, new store construction, digital initiatives and enhancements to systems and the website. The Company is scheduled to launch its new eCommerce website in June 2015. The new website is expected to have better search capabilities, improved user experience and yield cost savings to the Company. The Company believes that the new website will allow it to be more competitive in the marketplace and continue to be a valuable resource for its customers, whether they would like their purchased products shipped to their homes or made available for pick up in the stores. Capital expenditures totaled $143.3 million, $135.0 million and $165.8 million during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Fiscal 2016 capital expenditure levels are expected to be comparable to fiscal 2015, although commitment to many such expenditures has not yet been made. Capital expenditures planned for fiscal 2016 primarily include maintenance of existing stores, enhancements to systems and the website, new college stores and digital initiatives.

Based upon the Company’s current operating levels and capital expenditures for fiscal 2015, management believes cash and cash equivalents on hand, funds available under its credit facility and short-term vendor financing will be sufficient to meet the Company’s normal working capital and debt service requirements for at least the next twelve months. The Company regularly evaluates its capital structure and conditions in the financing markets to ensure it maintains adequate flexibility to successfully execute its business plan.

On May 15, 2007, the Company announced that its Board of Directors authorized a stock repurchase program for the purchase of up to $400.0 million of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2.5 million as of May 2, 2015.

Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of May 2, 2015, the Company has repurchased 34,840,750 shares at a cost of approximately $1.1 billion under its stock repurchase programs. The repurchased shares are held in treasury.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of May 2, 2015 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease obligations (a)	$1,941.4	$438.3	$721.6	$445.7	$335.8
Capital lease obligations	0.3	0.2	0.1	—	—
Purchase obligations (b)	146.7	135.1	11.3	0.3	—
Interest obligations (c)	5.0	5.0	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet under U.S. GAAP (d)	—	—	—	—	—

Total	$2,093.4	$578.6	$733.0	$446.0	$335.8

(a)	Excludes obligations under store leases for insurance, taxes and other maintenance costs, which obligations totaled approximately 14% of the minimum rent payments under those leases.

(b)	Includes hardware and software maintenance contracts and inventory purchase commitments.

(c)	Represents commitment fees related to the Company’s Credit Facility.

(d)	Excludes $18.4 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 9 to the Notes to Consolidated Financial Statements.

See also Note 8 to the Notes to Consolidated Financial Statements for information concerning the Company’s pension and postretirement plans.

Off-Balance Sheet Arrangements

As of May 2, 2015, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

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

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale or shipment, other than those with multiple elements and Free On Board (FOB) destination point shipping terms. Certain of the Company sales agreements with its distribution partners contain rights of inspection or acceptance provisions as is standard in the Company’s industry. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience and industry standards. ECommerce revenue from sales of products ordered through the Company’s websites is recognized upon delivery and receipt of the shipment by its customers. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

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

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 0% and 6%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of May 2, 2015 and May 3, 2014 was $2.4 million and $9.9 million, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

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

The Company rents both physical and digital textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue from the rental of digital textbooks is recognized at time of sale. A software feature is imbedded within the content of our digital textbooks, such that upon expiration of the rental term the customer is no longer able to access the content. While the digital rental allows the customer to access digital content for a fixed period of time, once the digital content is delivered to the customer the Company’s obligation is complete. The Company offers a buyout option to allow the purchase of a rented book at the end of the semester. The Company records the buyout purchase when the customer exercises and pays the buyout option price. In these instances, the Company would accelerate any remaining deferred rental revenue at the point of sale.

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

In May 2014, the Financial Accounting Standards Board issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company has not yet selected a transition method nor has it determined the impact of adoption on its consolidated financial statements.

Merchandise Inventories

Merchandise inventories, which primarily consist of finished goods, are stated at the lower of cost or market, where cost is determined primarily by the retail inventory method under both the first-in, first-out (FIFO) basis and the last-in, first-out (LIFO) basis. B&N College’s textbook and trade book inventories are valued using the LIFO method, where the related reserve was not material to the recorded amount of the Company’s inventories or results of operations at May 2, 2015. There were no LIFO adjustments in fiscal 2015 compared to a favorable LIFO adjustment of $7.7 million in fiscal 2014. NOOK merchandise inventories are recorded based on the average cost method.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on the Company’s history of liquidating non-returnable inventory are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory reserve would have affected pre-tax earnings by approximately $10.1 million in fiscal 2015.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if the Company’s estimates regarding shortage rates are incorrect, it may be exposed to losses or gains that could be material. A 10 basis point change in actual shortage rates would have affected pre-tax earnings by approximately $1.0 million in fiscal 2015.

Internal-use Software and Website Development Costs

Direct costs incurred to develop software for internal use and website development costs are capitalized and amortized over an estimated useful life of three to seven years. During fiscal 2015 and 2014, the Company capitalized costs, primarily related to labor, consulting, hardware and software of $42.7 million and $50.6 million, respectively. Amortization of previously capitalized amounts was $27.6 million, $24.1 million and $19.1 million for fiscal 2015, 2014 and 2013, respectively. Costs related to the design or maintenance of internal use software and website development are expensed as incurred.

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

The Company does not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with the Company’s estimates or assumptions, the Company may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in the Company’s financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in the Company’s stock-based compensation expense for the year ended May 2, 2015 would have affected pre-tax earnings by approximately $2.0 million in fiscal 2015.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. At May 2, 2015, the Company had $449.3 million of property and equipment, net of accumulated depreciation, and $200.7 million of amortizable intangible assets, net of amortization, accounting for approximately 20.1% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $0.4 million, $32.4 million and $4.2 million during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would have resulted in an additional $0.7 million impairment charge on the Company’s results of operations in fiscal 2015.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At May 2, 2015, the Company had $489.3 million of goodwill and $313.1 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 24.8% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets (ASC 350-30), requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2015. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the B&N Retail, B&N College and NOOK reporting units, as of that date, exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. Goodwill is subject to further risk of impairment if B&N Retail comparable store sales decline, store closings accelerate or B&N College digital projections fall short of expectations. In addition, goodwill testing did not incorporate the impact of the proposed separation of B&N Education. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $0, $0 and $20.3 million during fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Impairment losses included in selling and administrative expenses totaled $0, $1.6 million and $0 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

The $1.6 million of impairments in fiscal 2014 related to a certain publishing contract. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the continued declines in the physical book business, certain of these contracts were impaired.

A 10% decrease in the Company’s estimated discounted cash flows in the evaluation of goodwill and unamortizable intangible assets would result in the failure of the first step in the B&N College goodwill impairment test and would have resulted in a $0.2 million impairment charge related to the Company’s publishing contracts on the Company’s results of operations in fiscal 2015. The second step related to the B&N College goodwill testing would then need to be performed to determine the potential impact, if any, on results of operations. The 10% decrease in the Company’s estimated discounted cash flows would have no impact on the Company’s remaining goodwill and unamortizable intangible assets.

Gift Cards

The Company sells gift cards, which can be used in its stores, on barnesandnoble.com and NOOK® devices. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, a portion of the gift cards issued is typically not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. If actual redemption patterns vary from the Company’s estimates, actual gift card breakage may differ from the amounts recorded. The Company recognized gift card breakage of $26.1 million, $23.2 million and $23.9 million during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. The Company had gift card liabilities of $358.1 million and $356.7 million as of May 2, 2015 and May 3, 2014, respectively. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to recognize revenue associated with gift cards. However, additional breakage may be required if gift card redemptions continue to run lower than historical patterns. If estimates regarding the Company’s history of gift card breakage are incorrect, it may be exposed to losses or gains that could be material. A 25 basis point change in the Company’s gift card breakage rate at May 2, 2015 would have affected pre-tax earnings by approximately $5.6 million in fiscal 2015.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position. A 1% variance in the Company’s effective tax rate would have affected the Company’s results of operations in fiscal 2015 by $1.2 million.

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

Such statements reflect the current views of Barnes & Noble with respect to future events, the outcome of which is subject to certain risks, including, among others, the general economic environment and consumer spending patterns, decreased consumer demand for Barnes & Noble’s products, low growth or declining sales and net income due to various factors, possible disruptions in Barnes & Noble’s computer systems, telephone systems or supply chain, possible risks associated with data privacy, information security and intellectual property, possible work stoppages or increases in labor costs, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible risks that inventory in channels of distribution may be larger than able to be sold, possible risks associated with changes in the strategic direction of the device business, including possible reduction in sales of content, accessories and other merchandise and other adverse financial impacts, possible risk that component parts will be rendered obsolete or otherwise not be able to be effectively utilized in devices to be sold, possible risk that financial and operational forecasts and projections are not achieved, possible risk that returns from consumers or channels of distribution may be greater than estimated, the risk that digital sales growth is less than expectations and the risk that it does not exceed the rate of investment spend, higher-than-anticipated store closing or relocation costs, higher interest rates, the performance of Barnes & Noble’s online, digital and other initiatives, the success of Barnes & Noble’s strategic investments, unanticipated increases in merchandise, component or occupancy costs, unanticipated adverse litigation results or effects, product and component shortages, risks associated with NOOK Digital, LLC’s (NOOK Digital) commercial agreement with Samsung Electronics America, Inc. (Samsung), the effect of the proposed separation of Barnes & Noble Education, Inc. (including with respect to the timing of the completion thereof), the potential adverse impact on the Company’s businesses resulting from the Company’s prior reviews of strategic alternatives, the risk that the transactions with Pearson plc (Pearson) and Samsung do not achieve the expected benefits for the parties or impose costs on the Company in excess of what the Company anticipates, including the risk that NOOK Digital’s applications are not commercially successful or that the expected distribution of those applications is not achieved, the risks associated with the international expansion previously undertaken, including any risks associated with a reduction of international operations following termination of the Microsoft Corporation (Microsoft) commercial agreement, the risk that NOOK Digital is not able to perform its obligations under the Pearson and Samsung commercial agreements and the consequences thereof, the risks associated with the termination of the Microsoft commercial agreement, including potential customer losses, the risk that Barnes & Noble Education, Inc. and its subsidiaries do not continue to grow, including the risk that its growth rate declines, the risk of possible delays in the launch of our higher education digital products, the risks associated with the Securities and Exchange Commission (SEC) investigation and associated risks and other factors which may be outside of Barnes & Noble’s control, including those factors discussed in detail in Item 1A, “Risk Factors,” and in Barnes & Noble’s other filings made hereafter from time to time with the SEC.

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

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2015	Fiscal 2014	Fiscal 2013
Sales	$6,069,497	6,381,357	6,839,005
Cost of sales and occupancy	4,196,998	4,523,422	5,156,499

Gross profit	1,872,499	1,857,935	1,682,506
Selling and administrative expenses	1,545,152	1,606,936	1,675,376
Depreciation and amortization	194,174	216,807	227,134

Operating income (loss)	133,173	34,192	(220,004)
Interest expense, net and amortization of deferred financing fees	(17,890)	(29,507)	(35,345)

Income (loss) before income taxes	115,283	4,685	(255,349)
Income taxes (benefit)	78,687	51,953	(97,543)

Net income (loss)	$36,596	(47,268)	(157,806)

Income (loss) per common share

Basic	$0.21	(1.12)	(3.02)

Diluted	$0.21	(1.12)	(3.02)

Weighted average common shares outstanding
Basic	60,842	58,971	58,247
Diluted	60,928	58,971	58,247

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Fiscal 2015	Fiscal 2014	Fiscal 2013
Net income (loss)	$36,596	(47,268)	(157,806)
Other comprehensive earnings (loss), net of tax:
(Increase) decrease in minimum pension liability (net of deferred tax benefit (expense) of $1,896, $(3,001) and $38, respectively)	(12,077)	4,919	(57)
Pension reclassification (see Note 8)	7,317	—	—

Total comprehensive income (loss)	$31,836	(42,349)	(157,863)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	May 2, 2015	May 3, 2014
Assets
Current assets:
Cash and cash equivalents	$74,360	$340,171
Receivables, net	98,576	143,981
Merchandise inventories, net	1,293,164	1,234,635
Textbook rental inventories	55,075	50,341
Prepaid expenses and other current assets	65,331	66,580
Short-term deferred tax assets	142,809	144,730

Total current assets	$1,729,315	$1,980,438

Property and equipment:
Land and land improvements	2,541	2,541
Buildings and leasehold improvements	1,207,039	1,224,083
Fixtures and equipment	1,866,719	1,938,555

	3,076,299	3,165,179
Less accumulated depreciation and amortization	2,627,007	2,674,466

Net property and equipment	449,292	490,713

Goodwill	489,267	493,189
Intangible assets, net	513,842	528,576
Other noncurrent assets	47,789	44,533

Total assets	$3,229,505	$3,537,449

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$655,064	$735,112
Accrued liabilities	434,049	502,583
Gift card liabilities	358,146	356,700
Short-term note payable	—	127,250

Total current liabilities	1,447,259	1,721,645

Long-term deferred taxes	200,527	211,925
Other long-term liabilities	196,302	366,989
Redeemable Preferred Shares; $0.001 par value; 5,000 shares authorized; 204 and 204 shares issued, respectively	196,059	194,797
Preferred Membership Interests in NOOK Media, LLC	—	383,397
Shareholders’ equity:
Common stock; $0.001 par value; 300,000 shares authorized; 98,115 and 93,540 shares issued, respectively	98	94
Additional paid-in capital	1,927,997	1,395,463
Accumulated other comprehensive loss	(16,533)	(11,773)
Retained earnings	357,512	344,021
Treasury stock, at cost, 34,841 and 34,364 shares, respectively	(1,079,716)	(1,069,109)

Total shareholders’ equity	1,189,358	658,696

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$3,229,505	$3,537,449

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)	Barnes & Noble, Inc. Shareholders’ Equity
	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at April 28, 2012	$91	1,340,909	(16,635)	586,188	(1,058,282)	$852,271
Net loss	—	—	—	(157,806)	—	(157,806)
Minimum pension liability, net of tax	—	—	(57)	—	—	(57)
Reduction of junior note	—	24,292	—	—	—	24,292
Deferred tax adjustment	—	1,270	—	—	—	1,270
Exercise of 279 common stock options	2	3,398	—	—	—	3,400
Stock options and restricted stock tax benefits	—	(6,208)	—	—	—	(6,208)
Stock-based compensation expense	—	20,187	—	—	—	20,187
Accretive dividend on preferred stockholders	—	—	—	(2,266)	—	(2,266)
Accrued/paid dividends for preferred stockholders	—	—	—	(15,767)	—	(15,767)
Treasury stock acquired, 356 shares	—	—	—	—	(5,573)	(5,573)

Balance at April 27, 2013	$93	1,383,848	(16,692)	410,349	(1,063,855)	$713,743
Net loss	—	—	—	(47,268)	—	(47,268)
Minimum pension liability, net of tax	—	—	4,919	—	—	4,919
Exercise of 66 common stock options	1	1,031	—	—	—	1,032
Stock options and restricted stock tax benefits	—	(1,587)	—	—	—	(1,587)
Stock-based compensation expense	—	12,171	—	—	—	12,171
Accretive dividend on preferred stockholders	—	—	—	(3,032)	—	(3,032)
Accrued/paid dividends for preferred stockholders	—	—	—	(16,028)	—	(16,028)
Treasury stock acquired, 286 shares	—	—	—	—	(5,254)	(5,254)

Balance at May 3, 2014	$94	1,395,463	(11,773)	344,021	(1,069,109)	$658,696

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands)	Barnes & Noble, Inc. Shareholders’ Equity
	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at May 3, 2014	$94	1,395,463	(11,773)	344,021	(1,069,109)	$658,696
Net income	—	—	—	36,596	—	36,596
Minimum pension liability, net of tax	—	—	(12,077)	—	—	(12,077)
Pension reclassification (see Note 8)	—	—	7,317	—	—	7,317
Exercise of 83 common stock options	1	1,282	—	—	—	1,283
Stock options and restricted stock tax benefits	—	652	—	—	—	652
Stock-based compensation expense	—	19,989	—	—	—	19,989
Accretive dividend on preferred stockholders	—	—	—	(7,340)	—	(7,340)
Accrued/paid dividends for preferred stockholders	—	—	—	(15,765)	—	(15,765)
Treasury stock acquired, 477 shares	—	—	—	—	(10,607)	(10,607)
Acquisition of preferred membership interest	3	313,295	—	—	—	313,298
Settlement of Microsoft commercial liability	—	197,316	—	—	—	197,316

Balance at May 2, 2015	$98	1,927,997	(16,533)	357,512	(1,079,716)	$1,189,358

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	Fiscal 2015	Fiscal 2014	Fiscal 2013
(In thousands)
Cash flows from operating activities:
Net income (loss)	$36,596	(47,268)	(157,806)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	199,652	222,764	232,604
Stock-based compensation expense	19,989	12,171	20,187
Non-cash impairment charges	373	32,390	24,473
Deferred taxes	(12,578)	43,225	(118,893)
(Gain) loss on disposal of property and equipment	4,843	(572)	(750)
Increase (decrease) in other long-term liabilities	(30,532)	(10,382)	24,985
Pension reclassification (see Note 8)	7,317	—	—
Changes in operating assets and liabilities, net	(169,752)	67,628	92,591

Net cash flows provided by operating activities	55,908	319,956	117,391

Cash flows from investing activities:
Purchases of property and equipment	(143,257)	(134,981)	(165,835)
Net (increase) decrease in other noncurrent assets	(5,712)	6,482	(5,745)
Other investing activities, net	(3,000)	—	(4,100)

Net cash flows used in investing activities	(151,969)	(128,499)	(175,680)

Cash flows from financing activities:
Net proceeds from issuance of Preferred Membership interests	—	—	380,623
Net proceeds from Microsoft Commercial Agreement financing arrangement	57,161	84,675	48,706
Proceeds from credit facility	349,400	734,000	1,639,600
Payments on credit facility	(349,400)	(811,000)	(1,886,800)
Proceeds from exercise of common stock options	1,282	1,031	3,400
Purchase of treasury stock	(10,607)	(5,254)	(5,573)
Excess tax benefit from stock-based compensation	1,865	560	439
Cash dividends paid to shareholders	(16,026)	(15,768)	(15,767)
Payment of Junior Seller Note	(127,250)	—	—
Acquisition of Preferred Membership Interests	(76,175)	—	—

Net cash flows provided by (used in) financing activities	(169,750)	(11,756)	164,628

Net increase (decrease) in cash and cash equivalents	(265,811)	179,701	106,339
Cash and cash equivalents at beginning of year	340,171	160,470	54,131

Cash and cash equivalents at end of year	$74,360	340,171	160,470

Changes in operating assets and liabilities, net:
Receivables, net	$45,405	5,388	20,578
Merchandise inventories	(58,529)	176,134	151,072
Textbook rental inventories	(4,734)	3,410	(19,956)
Prepaid expenses and other current assets	1,249	(3,697)	12,871
Accounts payable and accrued liabilities	(153,143)	(113,607)	(71,974)

Changes in operating assets and liabilities, net	$(169,752)	67,628	92,591

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Fiscal Year	Fiscal 2015	Fiscal 2014	Fiscal 2013
(In thousands)
Supplemental cash flow information:
Cash paid during the period for:
Interest paid	$16,548	20,115	24,925
Income taxes (net of refunds)	$95,584	3,471	3,822
Non-cash financing activity:
Accrued dividend on redeemable preferred shares	$3,941	4,202	3,942
Acquisition of Preferred Membership Interests for 2,737,290 shares of common stock of Barnes & Noble	$76,175	—	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended May 2, 2015 (fiscal 2015), 53 weeks ended May 3, 2014 (fiscal 2014) and 52 weeks ended April 27, 2013 (fiscal 2013).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, one of the nation’s largest booksellers3, is a leading content, commerce and technology company providing customers easy and convenient access to trade books, textbooks, magazines, newspapers and other content across its multi-channel distribution platform. As of May 2, 2015, the Company operated 1,372 bookstores in 50 states, including 724 bookstores on college campuses, operates one of the Web’s largest eCommerce sites, develops digital reading products and operates one of the largest digital bookstores. Given the dynamic nature of the book industry, the challenges faced by traditional booksellers, and the robust innovation pipeline fueling new opportunities in hardware, software and content creation and delivery, Barnes & Noble is utilizing the strength of its retail footprint to bolster its leadership in selling content to drive sales across its multiple channels.

Of the 1,372 bookstores, Barnes & Noble Retail (B&N Retail) operates 648 retail bookstores, primarily under the Barnes & Noble Booksellers® trade name, and includes the Company’s eCommerce site. Barnes & Noble College Booksellers, LLC (B&N College) operates 724 college bookstores at colleges and universities across the United States, of which 154 stores are co-branded with the universities’ names and Barnes & Noble name. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption online, NOOK®4 reading devices, co-branded NOOK® tablets and reading software for iOS, Android and Windows 8.

The Company’s principal business is the sale of trade books (generally hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, textbooks and course-related materials, NOOK® and related accessories, bargain books, magazines, gifts, emblematic apparel and gifts, school and dorm supplies, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on barnesandnoble.com. The Company also offers a textbook rental option to its customers, as well as digital textbooks and other course materials through a proprietary digital platform (Yuzu™). The Company offers its customers a full suite of textbook options — new, used, digital and rental.

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. The Company has three operating segments: B&N Retail, B&N College and NOOK.

[3]	Based upon sales reported in trade publications and public filings.
[4]

Any reference to NOOK® include the Company’s Samsung Galaxy Tab® 4 NOOK® 7.0 and 10.1 devices and NOOK GlowLightTM, and each of which includes the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

Separation of B&N Education, Inc.

On February 26, 2015, Barnes & Noble announced plans for the legal and structural separation of Barnes & Noble Education, Inc. (Barnes & Noble Education or B&N Education) (formerly known as NOOK Media Inc.) from Barnes & Noble into an independent public company (the Spin-Off).

This Spin-Off is expected to be executed by means of a pro-rata distribution of B&N Education’s common stock to Barnes & Noble’s existing shareholders and is expected to be a non-taxable event for Barnes & Noble and its shareholders.

The distribution of B&N Education’s common stock to Barnes & Noble shareholders is conditioned on, among other things, final approval of the Spin-Off plan by the Barnes & Noble Board of Directors; the receipt of opinions from external legal counsel and KPMG LLP to Barnes & Noble, confirming the tax-free status of the Spin-Off for U.S. federal income tax purposes; and the United States Securities and Exchange Commission (SEC) declaring effective the Registration Statement, which was filed on a Registration Statement on Form S-1 with the SEC on February 26, 2015, which has been amended on April 29, 2015 and June 4, 2015.

History of B&N Education, Inc.

On September 30, 2009, Barnes & Noble acquired Barnes & Noble College Booksellers, LLC (B&N College) from Leonard and Louise Riggio. From that date until October 4, 2012, B&N College was wholly owned by Barnes & Noble Booksellers, Inc. B&N Education was initially incorporated under the name NOOK Media Inc. in July 2012 to hold Barnes & Noble’s B&N College and NOOK digital businesses. On October 4, 2012, Microsoft Corporation (Microsoft) acquired a 17.6% non-controlling preferred membership interest in B&N Education’s subsidiary B&N Education, LLC (formerly NOOK Media LLC) (the LLC), and through B&N Education, Barnes & Noble maintained an 82.4% controlling interest of the B&N College and NOOK digital businesses.

On January 22, 2013, Pearson Education, Inc. (Pearson) acquired a 5% non-controlling preferred membership interest in the LLC, entered into a commercial agreement with the LLC relating to the B&N College business and received warrants to purchase an additional preferred membership interest in the LLC.

On December 4, 2014, B&N Education re-acquired Microsoft’s interest in the LLC in exchange for cash and common stock of Barnes & Noble and the Microsoft commercial agreement was terminated effective as of such date. On December 22, 2014, B&N Education also re-acquired Pearson’s interest in the LLC and certain related warrants previously issued to Pearson. In connection with these transactions, Barnes & Noble entered into contingent payment agreements with Microsoft and Pearson providing for additional payments upon the occurrence of certain events, including upon a sale of the NOOK digital business. As a result of these transactions, Barnes & Noble owns, and will own prior to the Spin-Off, 100% of B&N Education.

On May 1, 2015, B&N Education distributed to Barnes & Noble all of the membership interests in B&N Education’s NOOK digital business. As a result, B&N Education ceased to own any interest in the NOOK digital business, which will remain a wholly owned subsidiary of Barnes & Noble.

The Company expects that the completion of the potential separation of the Company’s businesses could occur by the end of August 2015, although there can be no assurances regarding the timing of such potential separation or that such separation will be completed.

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

Merchandise Inventories

Merchandise inventories, which primarily consist of finished goods, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under both the first-in, first-out (FIFO) basis and the last-in, first-out (LIFO) basis. B&N College’s textbook and trade book inventories are valued using the LIFO method, where the related reserve was not material to the recorded amount of the Company’s inventories at May 2, 2015. There were no LIFO adjustments in fiscal 2015 compared to a favorable adjustment of $7,692 in fiscal 2014, respectively. NOOK merchandise inventories are recorded based on the average cost method.

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

Property and Equipment, and Other Long-Lived Assets

Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Fixtures and equipment are capitalized and amortized over the shorter of their estimated useful lives or 10 years. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. System costs are capitalized and included in property and equipment. These costs are depreciated over their estimated useful lives from the date the systems become operational. The Company had $449,292 and $490,713 of property and equipment, net of accumulated depreciation, at May 2, 2015 and May 3, 2014, respectively, and $179,462, $198,972 and $205,708 of depreciation expense for fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Capitalized software costs of $54,205 and $68,107 for fiscal 2015 and fiscal 2014, respectively, are included in property and equipment.

Other Long-Lived Assets

The Company’s other long-lived assets include property and equipment and amortizable intangibles. The Company had $200,708 and $215,442 of amortizable intangible assets, net of amortization, at May 2, 2015 and May 3, 2014, respectively. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, except for B&N College long-lived assets, which are evaluated for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $373, $32,390 and $4,168 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At May 2, 2015, the Company had $489,267 of goodwill and $313,134 of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 24.8% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2015. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the B&N Retail, B&N College and NOOK reporting units as of that date exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. Impairment losses included in selling and administrative expenses related to goodwill totaled $0, $0 and $20,278 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $0, $1,602 and $0 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

The impairments in fiscal 2014 related to certain publishing contracts. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the continued declines in the physical book business, certain of these contracts were impaired.

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

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other noncurrent assets as of May 2, 2015 and May 3, 2014 were $5,371 and $10,897, respectively. Amortization expense included in interest and amortization of deferred financing fees was $5,477, $5,957 and $5,470 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale or shipment, other than those with multiple elements and Free On Board (FOB) destination point shipping terms. Certain of the Company sales agreements with its distribution partners contain rights of inspection or acceptance provisions as is standard in the Company’s industry. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience and industry standards. ECommerce revenue from sales of products ordered through the Company’s websites is recognized upon delivery and receipt of the shipment by its customers. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

In accordance with ASC No. 605-25, Revenue Recognition, Multiple Element Arrangements and Accounting Standards Updates (ASU) 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK® device revenue is recognized at the segment point of sale.

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

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 0% and 6%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of May 2, 2015 and May 3, 2014 was $2,406 and $9,934, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

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

The Company rents both physical and digital textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue from the rental of digital textbooks is recognized at time of sale. A software feature is imbedded within the content of our digital textbooks, such that upon expiration of the rental term the customer is no longer able to access the content. While the digital rental allows the customer to access digital content for a fixed period of time, once the digital content is delivered to the customer our obligation is complete. The Company offers a buyout option to allow the purchase of a rented book at the end of the semester. The Company records the buyout purchase when the customer exercises and pays the buyout option price. In these instances, the Company would accelerate any remaining deferred rental revenue at the point of sale.

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

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company has not yet selected a transition method nor has it determined the impact of adoption on its consolidated financial statements.

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

Internal-use Software and Website Development Costs

Direct costs incurred to develop software for internal-use and website development costs are capitalized and amortized over an estimated useful life of three to seven years. During fiscal 2015 and 2014, the Company capitalized costs, primarily related to labor, consulting, hardware and software of $42,699 and $50,565, respectively. Amortization of previously capitalized amounts was $27,568, $24,145 and $19,044 for fiscal 2015, 2014 and 2013, respectively. Costs related to the design or maintenance of internal-use software and website development are expensed as incurred.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $58,823, $61,527 and $110,878 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising and other programs, including payments for product placement in stores, catalogs and online. In accordance with ASC 605-50-25-10, Customer’s Accounting for Certain Consideration Received from a Vendor, the Company classifies certain co-op advertising received as a reduction in costs of sales and occupancy. Allowances received from vendors exceeded gross advertising costs in each of the fiscal years noted above.

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $1,201, $929 and $5,006 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

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

Gift Cards

The Company sells gift cards, which can be used in its stores, on barnesandnoble.com and NOOK® devices. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, some portion of the gift cards issued is not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to recognize revenue associated with gift cards. However, additional breakage may be required if gift card redemptions continue to run lower than historical patterns. The Company recognized gift card breakage of $26,080, $23,221 and $23,929 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. The Company had gift card liabilities of $358,146 and $356,700 as of May 2, 2015 and May 3, 2014, respectively.

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

Reclassifications

Certain prior-period amounts have been reclassified for comparative purposes to conform with the fiscal 2015 presentation.

Recent Accounting Pronouncements

In April 2015, the FASB issued ASU No. 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets (ASU 2015-04). For an entity with a fiscal year-end that does not coincide with a month-end, the amendments in this ASU provide a practical expedient that permits the entity to measure defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end and apply that practical expedient consistently from year to year. The practical expedient should be applied consistently to all plans if an entity has more than one plan. ASU 2015-04 is effective for annual reporting periods beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Earlier application is permitted. The amendments in this ASU should be applied prospectively. The Company has not yet selected a transition method nor has it determined the impact of adoption on its consolidated financial statements.

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The reporting periods ended May 2, 2015 contained 52 weeks, May 3, 2014 contained 53 weeks, and April 27, 2013 contained 52 weeks.

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

The Company had no outstanding debt under the Credit Facility as of May 2, 2015 and May 3, 2014.

Selected information related to the Company’s credit facilities:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Credit facility at period end	$—	—	77,000
Average balance outstanding during the period	$18,227	48,254	214,702
Maximum borrowings outstanding during the period	$202,800	180,300	462,900
Weighted average interest rate during the period (a)	38.18%	15.65%	5.56%
Interest rate at end of period	0.00%	0.00%	4.93%

(a)	Includes commitment fees.

Fees expensed with respect to the unused portion of the credit facilities were $4,658, $4,375 and $3,794 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. The Company had $66,946 of outstanding letters of credit under the 2013 Amended Credit Facility as of May 2, 2015 compared with $36,782 as of May 3, 2014.

The Company has no agreements to maintain compensating balances.

3.	Stock-Based Compensation

The Company maintains four share-based incentive plans: the 1996 Incentive Plan, the 2004 Incentive Plan, the 2009 Incentive Plan and the Amended and Restated 2009 Incentive Plan. Prior to June 2, 2009, the Company issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, the Company’s shareholders approved the 2009 Incentive Plan. Under the 2009 Incentive Plan, the Company has issued restricted stock units, restricted stock and stock options. On September 11, 2012, the Company’s shareholders approved the Amended and Restated 2009 Incentive Plan. Under the Amended and Restated 2009 Incentive Plan, the Company has issued restricted stock units, restricted stock and stock options. The maximum number of shares issuable under the Amended and Restated 2009 Incentive Plan is 1,700,000, plus shares that remain available under the Company’s shareholder-approved 2009 and 2004 Incentive Plan. At May 2, 2015, there were approximately 4,326,902 shares of common stock available for future grants under the Amended and Restated 2009 Incentive Plan.

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

The weighted average assumptions relating to the valuation of the Company’s stock options for fiscal year 2013 are shown below. No stock options were granted during fiscal 2015 or fiscal 2014.

Fiscal Year	2013
Weighted average fair value of grants	$7.80
Volatility	86.13%
Risk-free interest rate	0.67%
Expected life	5 years
Expected dividend yield	0.00%

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, April 28, 2012	3,860	$18.76	5.70 years	$574
Granted	515	11.64
Exercised	(279)	12.20
Forfeited	(720)	20.19

Balance, April 27, 2013	3,376	$17.91	6.24 years	$7,331
Granted	0	0.00
Exercised	(66)	15.71
Forfeited	(2,272)	16.95

Balance, May 3, 2014	1,039	$20.14	4.53 years	$725
Granted	0	0.00
Exercised	(83)	15.47
Forfeited	(501)	24.12

Balance, May 2, 2015	455	$16.62	6.27 years	$3,114

Vested and expected to vest in the future at May 2, 2015	438	$16.69	6.25 years	$2,984
Exercisable at May 2, 2015	196	$18.14	5.86 years	$1,245
Available for grant at May 2, 2015	4,327

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. Total intrinsic value of options exercised for fiscal 2015, fiscal 2014 and fiscal 2013 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $596, $227 and $1,206, respectively.

As of May 2, 2015, there was $671 of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. That expense is expected to be recognized over a weighted average period of 0.59 years.

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 28, 2012	1,384	$19.68
Granted	60	11.52
Vested	(866)	20.49
Forfeited	(293)	19.24

Balance, April 27, 2013	285	$15.91
Granted	61	13.81
Vested	(194)	16.15
Forfeited	(53)	16.02

Balance, May 3, 2014	99	$14.09
Granted	43	22.24
Vested	(96)	14.10
Forfeited	(3)	13.46

Balance, May 2, 2015	43	$22.24

Total fair value of shares of restricted stock that vested during fiscal 2015, fiscal 2014 and fiscal 2013 was $2,188, $2,955 and $13,447, respectively. As of May 2, 2015, there was $320 of unrecognized stock-based compensation expense related to nonvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 0.38 years.

The following table presents a summary of the Company’s restricted stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 28, 2012	964	$16.63
Granted	1,029	16.29
Vested	(13)	15.31
Forfeited	(102)	18.01

Balance, April 27, 2013	1,878	$16.38
Granted	2,469	15.12
Vested	(497)	16.76
Forfeited	(723)	17.13

Balance, May 3, 2014	3,127	$15.15
Granted	291	19.40
Vested	(1,054)	15.19
Forfeited	(309)	15.94

Balance, May 2, 2015	2,055	$15.62

Total fair value of shares of restricted stock units that vested during fiscal 2015, fiscal 2014 and fiscal 2013 were $23,578, $9,475 and $205, respectively. As of May 2, 2015, there was $23,101 of unrecognized stock-based compensation expense related to nonvested restricted stock units. That cost is expected to be recognized over a weighted average period of 1.77 years.

For fiscal 2015, fiscal 2014 and fiscal 2013, stock-based compensation expense of $19,989, $12,171 and $20,187, respectively, is included in selling and administrative expenses.

4.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	May 2, 2015	May 3, 2014
Trade accounts	$43,880	$54,375
Credit/debit card receivables	29,993	32,331
EBook settlement receivable (a)	—	28,117
Other receivables	24,703	29,158

Total receivables, net	$98,576	$143,981

(a)	The Company provided credits to eligible customers resulting from the settlements reached with certain publishers in antitrust lawsuits filed by various State Attorney Generals and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $44,203 in total credits as a result of the settlement, which is funded by these publishers. If a customer’s credit is not used to make a purchase within one year, the entire credit will expire. The Company recorded estimated redemptions of $33,646 as a receivable from these publishers and a liability to its customers in March 2014, all of which were activated by customers as of March 2015.

5.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred rent, the Microsoft Commercial Agreement financing transaction (see Note 11) and tax liabilities and reserves. The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is classified as deferred rent. Other long-term liabilities include store closing expenses and long-term deferred revenues. The Company had the following long-term liabilities at May 2, 2015 and May 3, 2014:

	May 2, 2015	May 3, 2014
Deferred rent	$94,952	$128,280
Microsoft Commercial Agreement financing transaction (see Note 11)	—	140,714
Tax liabilities and reserves	71,369	51,399
Pension Liability (a) (see Note 8)	—	11,154
Other	29,981	35,442

Total long-term liabilities	$196,302	$366,989

(a)	Pension liabilities of $14,216 as of May 2, 2015 were reclassed to short-term as the plan termination is expected to be settled within twelve months.

6.	Fair Values of Financial Instruments

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

The Company’s financial instruments include cash, receivables, gift cards, accrued liabilities and accounts payable. The fair values of cash, receivables, accrued liabilities and accounts payable approximate carrying values because of the short-term nature of these instruments. The Company believes that its credit facility approximates fair value since interest rates are adjusted to reflect current rates.

7.	Net Earnings (Loss) Per Share

In accordance with ASC 260-10-45, Share-Based Payment Arrangements and Participating Securities and the Two-Class Method, the Company’s unvested restricted shares, unvested restricted stock units and shares issuable under the Company’s deferred compensation plan are considered participating securities. During periods of net income, the calculation of earnings per share for common stock are reclassified to exclude the income attributable to the unvested restricted shares, unvested restricted stock units and shares issuable under the Company’s deferred compensation plan from the numerator and exclude the dilutive impact of those shares from the denominator. Diluted earnings per share for fiscal year 2015 were calculated using the two-class method for stock options, restricted stock and restricted stock units and the if-converted method for the preferred stock.

During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. Due to the net loss during fiscal 2014 and 2013, participating securities in the amounts of 3,048,040 and 2,859,084, respectively, were excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive. The Company’s outstanding dilutive stock options of 31,778 and 55,977, for fiscal 2014 and 2013, respectively, and accretion/payments of dividends on preferred shares were also excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive.

The following is a reconciliation of the Company’s basic and diluted earnings per share calculation:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Numerator for basic income (loss) per share:
Net income (loss) attributable to Barnes & Noble, Inc.	$36,596	(47,268)	(157,806)
Preferred stock dividends	(15,767)	(16,028)	(15,767)
Accretion of dividends on preferred stock	(7,339)	(3,032)	(2,266)
Less allocation of earnings and dividends to participating securities	(739)	—	—

Net income (loss) available to common shareholders	$12,751	(66,328)	(175,839)
Numerator for diluted income (loss) per share:
Net income (loss) available to common shareholders	$12,751	(66,328)	(175,839)
Preferred stock dividends (a)	—	—	—
Accretion of dividends on preferred stock (a)	—	—	—
Allocation of earnings and dividends to participating securities	739	—	—
Less diluted allocation of earnings and dividends to participating securities	(738)	—	—

Net income (loss) available to common shareholders	$12,752	(66,328)	(175,839)
Denominator for basic income (loss) per share:
Basic weighted average common shares	60,842	58,971	58,247
Denominator for diluted income (loss) per share:
Basic weighted average shares	60,842	58,971	58,247
Preferred shares (a)	—	—	—
Average dilutive options	86	—	—

Diluted weighted average shares	60,928	58,971	58,247
Income (loss) per common share:
Basic	$0.21	(1.12)	(3.02)
Diluted	$0.21	(1.12)	(3.02)

(a)	Although the Company was in a net income position during the 52 weeks ended May 2, 2015, the dilutive effect of the Company’s convertible preferred shares were excluded from the calculation of income per share using the two-class method because the effect would be antidilutive.

8.	Employees’ Retirement and Defined Contribution Plans

As of December 31, 1999, substantially all employees of the Company were covered under a noncontributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively. The actuarial assumptions used to calculate pension costs are reviewed annually. Pension expense was $10,434, $2,465 and $2,836 for fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

On June 18, 2014, the Company’s Board of Directors approved a resolution to terminate the Pension Plan. The Pension Plan termination was effective November 1, 2014. As a result of the Pension Plan termination, pension liability and other comprehensive loss increased by $15,747, before tax, during the 13 weeks ended August 2, 2014. It is expected to take 18 to 24 months to complete the termination from the date of the approved resolution to terminate the Pension Plan. The pension liability will be settled in either a lump sum payment or a purchased annuity. A special lump sum opportunity was offered to terminated vested participants in the Pension Plan during the 13 weeks ended November 1, 2014, which triggered settlement accounting in the period ending January 31, 2015. The settlement represents 735 participants who elected to receive a lump sum of their benefit, totaling $15,190. The distributions primarily took place in December 2014 and resulted in a settlement charge of $7,317, which was reclassified from other comprehensive income to selling and administrative expenses during fiscal 2015. The net impact of the Pension Plan termination, special lump sum opportunity, settlement accounting and remeasurement and regular plan experience, was an increase in pension liability of $3,062 and a decrease in other comprehensive income of $6,503, before tax, in fiscal 2015. There will be another lump sum opportunity available to the remaining 2,300 active and terminated vested participants at the final Pension Plan termination distribution date. Currently, there is not enough information available to determine the ultimate charge of the termination. The actuarial assumptions used to calculate pension costs are typically reviewed annually. In light of the resolution to terminate the Pension Plan, the assumptions used to calculate the pension costs were reviewed during the 13 weeks ended August 2, 2014. In addition, due to the required settlement, the assumptions were again reviewed during the 13 weeks ended January 31, 2015.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $16,270, $16,744 and $15,902 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to certain retired employees, limited to those receiving benefits or retired as of April 1, 1993. Total Company contributions charged to employee benefit expenses for the Postretirement Plan were $52, $44 and $0 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

9.	Income Taxes

Income (loss) before income taxes for fiscal 2015, fiscal 2014 and fiscal 2013 are as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Domestic operations	$111,302	3,952	(257,173)
Foreign operations	3,981	733	1,824

Total income (loss) before taxes	$115,283	4,685	(255,349)

Income tax provisions (benefits) for fiscal 2015, fiscal 2014 and fiscal 2013 are as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Current:
Federal	$81,107	5,753	18,270
State	8,844	2,819	2,594
Foreign	1,314	156	486

Total current	91,265	8,728	21,350

Deferred:
Federal	(41)	30,792	(93,684)
State	(12,581)	12,433	(25,209)
Foreign	44	—	—

Total deferred	(12,578)	43,225	(118,893)

Total	$78,687	51,953	(97,543)

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	9.5	156.8	3.9
Changes to unrecognized tax benefits	0.1	42.5	(5.7)
Excess executive compensation	2.4	14.0	(1.8)
Meals and entertainment disallowance	0.7	16.0	(0.2)
Research Tax Credits	(2.4)	(63.4)	7.4
Joint venture net loss allocation	32.0	657.8	—
Change in valuation allowance	(11.3)	248.5	—
Other, net	2.3	1.7	(0.4)

Effective income tax rate	68.3%	1,108.9%	38.2%

The joint venture net loss allocation identified in the table above refers to our obligation under the joint venture with Microsoft and Pearson that was terminated earlier in the fiscal year to allocate items of loss and expense to Microsoft for income tax purposes. In the current fiscal year, this commitment resulted in an additional allocation for tax purposes of $105,542 of joint venture losses to Microsoft.

The Company accounts for income taxes using the asset and liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. At May 2, 2015 and May 3, 2014, the significant components of the Company’s deferred taxes consisted of the following:

	May 2, 2015	May 3, 2014
Deferred tax assets:
Estimated accrued liabilities	$131,347	$124,875
Inventory	28,437	42,671
Insurance liability	9,149	8,804
Loss and credit carryovers	28,735	47,308
Lease transactions	25,292	24,499
Pension	6,175	4,885
Stock-based compensation	4,565	6,364
Investments in equity securities	39	1,564
Depreciation	4,501	—
Other	809	1,263

Gross deferred tax assets	239,049	262,233

Valuation allowance	(1,215)	(19,176)

Net deferred tax assets	237,834	243,057

Deferred tax liabilities:
Prepaid expenses	(6,777)	(6,900)
Goodwill and intangible asset amortization	(210,249)	(209,541)
Investment in Barnes & Noble.com	(78,526)	(78,554)
Depreciation	—	(15,257)

Gross deferred tax liabilities	(295,552)	(310,252)

Net deferred tax liabilities	$(57,718)	$(67,195)

In assessing the realizability of the deferred tax assets, management considered whether it is more likely than not that some or all of the deferred tax assets would be realized. In evaluating the Company’s ability to utilize its deferred tax assets, it considered all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. The Company has recorded a valuation allowance of $1,215 and $19,176 at May 2, 2015 and May 3, 2014, respectively. The $17,961 decrease in the valuation allowance during fiscal 2015 is due principally to the actual utilization of deferred tax assets in the current fiscal year.

At May 2, 2015, and based on its tax year ended January 2015, the Company had federal net operating loss carryforwards (NOLs) of approximately $53,222 and state net operating loss carryforwards of $168,023 that are available to offset taxable income in its respective taxing jurisdiction beginning in the current period and that expire beginning in 2019 through 2023. The utilization of federal net operating loss carryforward is limited to approximately $6,653 on an annual basis. NOLs not used during a particular period may be carried forward to future years, though not beyond the expiration years. Additionally, the Company had approximately $152,853 of state NOLs that have no annual limitation and expire beginning in 2030. The Company had net federal and state tax credits totaling $2,152, which has an indefinite life.

As of May 2, 2015, the Company had $18,382 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2015, fiscal 2014 and fiscal 2013 is as follows:

Balance at April 28, 2012	$13,135
Additions for tax positions of the current period	3,189
Additions for tax positions of prior periods	9,187
Reductions due to settlements	(370)
Other reductions for tax positions of prior periods	(3,815)

Balance at April 27, 2013	$21,326
Additions for tax positions of the current period	2,693
Additions for tax positions of prior periods	2,206
Reductions due to settlements	—
Other reductions for tax positions of prior periods	(7,070)

Balance at May 3, 2014	$19,155
Additions for tax positions of the current period	731
Additions for tax positions of prior periods	—
Reductions due to settlements	—
Other reductions for tax positions of prior periods	(1,504)

Balance at May 2, 2015	$18,382

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company recorded net interest and penalties expense of approximately $1,394, $472 and $2,674 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. As of May 2, 2015 and May 3, 2014, the Company had net accrued interest and penalties of $12,000 and $10,606, respectively. Further, we believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2015 could decrease by approximately $2,479 within the next twelve months, as a result, of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of deferred taxes including the need for additional valuation allowances, and the recognition of tax benefits.

As of May 2, 2015, the Company has not provided for deferred taxes on the excess of financial reporting over the tax basis of investments in certain foreign subsidiaries because the Company plans to reinvest such earnings indefinitely outside the United States. If these earnings were repatriated in the future, additional income and withholding tax expense would be incurred. Due to complexities in the laws of the foreign jurisdictions and the assumptions that would have to be made, it is not practicable to estimate the total amount of income taxes that would have to be provided on such earnings.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from fiscal 2008 and forward. Some earlier years remain open for a small minority of states.

10.	Intangible Assets and Goodwill

		As of May 3, 2014
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	5-25	$271,938	$(61,872)	$210,066
Technology	5-10	10,710	(6,824)	3,886
Distribution contracts	10	8,325	(7,312)	1,013
Other	3-10	6,419	(5,942)	477

		$297,392	$(81,950)	$215,442

Unamortizable intangible assets
Trade name				$293,400
Publishing contracts				19,734

				$313,134

Total amortizable and unamortizable intangible assets				$528,576

		As of May 2, 2015
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	5-25	$271,938	$(73,888)	$198,050
Technology	5-10	10,710	(8,933)	1,777
Distribution contracts	10	8,325	(7,608)	717
Other	3-10	6,397	(6,233)	164

		$297,370	$(96,662)	$200,708

Unamortizable intangible assets
Trade name				$293,400
Publishing contracts				19,734

				$313,134

Total amortizable and unamortizable intangible assets				$513,842

All amortizable intangible assets are being amortized over their useful life on a straight-line basis, with the exception of certain items such as customer relationships and other acquired intangibles, which are amortized on an accelerated basis.

Aggregate Amortization Expense:
For the 52 weeks ended May 2, 2015	$14,713
For the 53 weeks ended May 3, 2014	$17,835
For the 52 weeks ended April 27, 2013	$21,426

Estimated Amortization Expense:
(12 months ending on or about April 30)
2016	$11,227
2017	$10,957
2018	$10,732
2019	$10,520
2020	$10,206

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $0, $1,602 and $0 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

The impairments in fiscal 2014 related to a certain publishing contract. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the continued declines in the physical book business, certain of these contracts were impaired.

The changes in the carrying amount of goodwill by segment for fiscal 2015 are as follows:

	B&N Retail Segment	B&N College Segment	NOOK Segment	Total Company
Balance as of April 27, 2013	$221,426	274,070	—	$495,496
Benefit of excess tax amortization (a)	(2,307)	—	—	(2,307)

Balance as of May 3, 2014	$219,119	274,070	—	$493,189

Benefit of excess tax amortization (a)	(3,922)	—	—	(3,922)

Balance as of May 2, 2015	$215,197	274,070	—	$489,267

(a)	The tax basis of goodwill arising from an acquisition during the 52 weeks ended January 29, 2005 exceeded the related basis for financial reporting purposes by approximately $96,576. In accordance with ASC 740-10-30, Accounting for Income Taxes, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return.

11.	Microsoft Investment

On April 27, 2012, Barnes & Noble entered into an investment agreement pursuant to which Barnes & Noble transferred to the LLC its digital device, digital content and college bookstore businesses, and Morrison purchased from the LLC, 300,000 convertible preferred membership interests in the LLC (Series A Preferred) for an aggregate purchase price of $300,000. Concurrently with its entry into this agreement, Barnes & Noble also entered into a commercial agreement with Microsoft, pursuant to which, among other things, the LLC would develop and distribute a Windows 8 application for eReading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP. The parties closed Morrison’s investment in the LLC and the commercial agreement became effective on October 4, 2012.

On December 3, 2014, Morrison, Microsoft, Barnes & Noble and Barnes & Noble Education entered into agreements pursuant to which Morrison’s interest in the LLC was purchased by Barnes & Noble Education and the Microsoft commercial agreement was terminated effective as of such date. Pursuant to the Purchase Agreement (the Purchase Agreement) among Barnes & Noble, Barnes & Noble Education, Morrison and Microsoft, Barnes & Noble Education purchased from Morrison, and Morrison sold, all of its $300,000 convertible Series A preferred limited liability company interest in the LLC in exchange for an aggregate purchase price of $124,850 consisting of (i) $62,425 in cash and (ii) 2,737,290 shares of common stock, par value $0.001 per share, of Barnes & Noble. The Purchase Agreement closed on December 4, 2014. The Company accounted for this transaction in accordance with ASC 810-10, Non Controlling Interest (ASC 810-10) and accordingly was reflected as an equity transaction. In connection with the closing, the parties entered into a Digital Business Contingent Payment Agreement pursuant to which Microsoft is entitled to receive 22.7% of the proceeds from, among other events or transactions, (1) any future dividends or other distributions received from Barnes & Noble’s NOOK digital business at any time until the date that is three years from the closing, subject to a one-year extension under certain circumstances, and (2) the sale of Barnes & Noble’s NOOK digital business at any time until the date that is three years from the closing, subject to a one-year extension under certain circumstances.

Investment Agreement

Microsoft’s investment represented approximately 17.6% of the common membership interests in the LLC on an as-converted basis as of closing, with Barnes & Noble retaining the remaining ownership interests. This investment was classified as temporary equity in the mezzanine section of the balance sheet between liabilities and permanent equity, net of investment fees. The temporary equity designation was due to a potential put feature after five years from the closing of the investment agreement on the preferred membership interests. The preferred membership interests had a liquidation preference equal to the original investment. Upon the completion of the acquisition of Microsoft’s interest in the LLC, the temporary equity was converted to permanent equity.

Commercial Agreement

Under the commercial agreement, the LLC has developed certain applications for Windows 8 for purchasing and consumption of digital reading content and use efforts to expand internationally.

The commercial agreement provided for revenue sharing for digital content purchased from the LLC by customers using the LLC’s Windows 8 applications. Microsoft has made and was obligated to continue to make guaranteed advance payments to the LLC in connection with such revenue sharing equal to $60,000 per year. Microsoft also has paid and was obligated to continue to pay to the LLC $25,000 each year for purposes of assisting the LLC in acquiring local digital reading content and technology development in the performance of the LLC’s obligations under the commercial agreement.

The guaranteed advance payments in connection with revenue sharing as well as the amounts received for purposes of assisting the LLC in acquiring local digital reading content and technology development received from Microsoft were treated as debt in accordance with ASC 470-10-25-2, Sales of Future Revenues or Various Other Measures of Income. The Company estimated the cash flows associated with the commercial agreement and amortized the discount on the debt to interest expense over the term of the agreement in accordance with ASC 835-30-35-2, The Interest Method. Upon termination of this agreement, the Company has accounted for this transaction in accordance with several accounting codifications covering this topic that require transactions with related parties to be accounted for as equity transactions and accordingly the remaining debt balance of $197,316 included within other long term liabilities was converted to equity. Notwithstanding this treatment, the limited liability company agreement of the LLC provides that, under certain conditions, partnership losses or deductions can be allocated for income tax purposes to Microsoft in respect of amounts advanced to the LLC under the terms of the commercial agreement.

Settlement and License Agreement

The patent agreement provided for Microsoft and its subsidiaries to license to the Company and its affiliates certain intellectual property in exchange for royalty payments based on sales of certain devices. Additionally, the Company and Microsoft dismissed certain outstanding patent litigation between the Company, Microsoft and their respective affiliates in accordance with the settlement and license agreement. The Company recorded the royalty expense on NOOK® sales in the statement of operations in cost of sales and occupancy with no expense or liability for the sale of devices prior to this agreement.

12.	Pearson

On December 21, 2012, the LLC entered into an agreement with a subsidiary of Pearson plc (Pearson) to make a strategic investment in the LLC. That transaction closed on January 22, 2013, and Pearson invested approximately $89,500 of cash in the LLC in exchange for preferred membership interests representing a 5% equity stake in the LLC. Following the closing of the transaction, Barnes & Noble owned approximately 78.2% of the LLC and Microsoft owned approximately 16.8%. The preferred membership interests had a liquidation preference equal to the original investment. In addition, the LLC granted warrants to Pearson to purchase up to an additional 5% of the LLC under certain conditions. Upon the completion of the acquisition of Pearson’s interest in the LLC, as stated below, the temporary equity was converted to permanent equity.

The fair value of the preferred membership interests warrant liability was calculated using the Monte Carlo simulation approach.

This methodology values financial instruments whose value is dependent on an underlying total equity value by sampling random paths for the total equity value. The assumptions that are analyzed and incorporated into the model include closing date, valuation date, sales price of the preferred membership interests and warrants, warrant expiration date, time to liquidity event, risk-free rate, volatility, various correlations and the probability of meeting the net sales target. Based on Barnes & Nobles’ analysis, the total fair value of preferred membership interests warrants as of the valuation date was $1,700 and was recorded as a noncurrent asset and a long-term liability. During the 13 weeks ended January 25, 2014, management determined that the probability of meeting the net sales target by the warrant measurement date was remote and fully wrote down the value of the warrant accordingly.

At closing, the LLC and Pearson entered into a commercial agreement with respect to distributing Pearson content in connection with this strategic investment. On December 27, 2013, the LLC entered into an amendment to the commercial agreement that extends the term of the agreement and the timing of the measurement period to meet certain revenue share milestones.

On December 22, 2014, Barnes & Noble entered into a Purchase Agreement (the Pearson Purchase Agreement) among Barnes & Noble, Barnes & Noble Education, NOOK Media Member Two LLC, a Delaware limited liability company (NOOK Member Two), Pearson Education, Inc. (Pearson Education) and Pearson Inc., pursuant to which Barnes & Noble Education and NOOK Member Two purchased from Pearson Education all of its convertible Series B preferred limited liability company interest in the LLC and all of its warrants to purchase additional Series B preferred limited liability company interests, in exchange for an aggregate purchase price equal to (i) $13,750 in cash and (ii) 602,927 shares of common stock, par value $0.001 per share, of Barnes & Noble. The transactions under the Pearson Purchase Agreement closed on December 22, 2014. The Company accounted for this transaction in accordance with ASC 810-10 and accordingly was reflected as an equity transaction. As a condition to closing, the parties entered into an amended and restated Digital Business Contingent Payment Agreement, pursuant to which a Digital Business Contingent Payment Agreement dated as of December 3, 2014, by and between Barnes & Noble, the LLC and Pearson, was amended and restated to include provisions consistent with the Digital Business Contingent Payment Agreement entered into with Morrison on December 3, 2014.

13.	Samsung Commercial Agreement

On June 4, 2014, NOOK Digital, LLC (NOOK Digital) (formerly barnesandnoble.com llc), a wholly owned subsidiary of B&N Education as of such date and a subsidiary of Barnes & Noble, entered into a commercial agreement (Agreement) with Samsung Electronics America, Inc. (Samsung) relating to tablets.

Pursuant to the Agreement, NOOK Digital, after good faith consultations with Samsung and subject to Samsung’s agreement, selected Samsung tablet devices under development to be customized and co-branded by NOOK Digital. Such devices are produced by Samsung. The co-branded NOOK® tablet devices are sold by NOOK Digital through Barnes & Noble retail stores, www.barnesandnoble.com, www.nook.com and other Barnes & Noble and NOOK Media websites. NOOK Digital and Samsung agreed to develop co-branded Samsung Galaxy Tab® 4 NOOK® tablets as the initial co-branded devices pursuant to the Agreement.

Under the Agreement, NOOK Digital committed to purchase a minimum of 1,000,000 NOOK®-Samsung co-branded devices from Samsung within 12 months after the launch of the initial co-branded device, which launch occurred on August 20, 2014. The 12-month period was automatically extended by three months due to the quantity of sales of such co-branded devices through December 31, 2014, and the period was further extended until June 30, 2016 by an amendment executed by the parties on March 7, 2015.

NOOK Digital and Samsung have agreed to coordinate customer service for the co-branded NOOK® devices and have both agreed to a license of intellectual property to promote and market the devices. Additionally, Samsung has agreed to fund a marketing fund for the co-branded NOOK® devices at the initial launch and for the duration of the Agreement.

The Agreement has a two year term, with certain termination rights, including termination (i) by NOOK Digital for a Samsung material default; (ii) by Samsung for a NOOK Digital material default; (iii) by NOOK Digital if Samsung fails to meet its shipping and delivery obligations in any material respect on a timely basis; and (iv) by either party upon insolvency or bankruptcy of the other party.

The companies introduced the Samsung Galaxy Tab® 4 NOOK® in a 7-inch version in the U.S. in August 2014 and a 10-inch version in October 2014. The co-branded device combines the popular Samsung Galaxy Tab® 4 hardware with customized NOOK® software to give customers powerful, full-featured tablets that are designed for reading, with easy access to Barnes & Noble’s expansive digital collection of approximately four million eBooks, digital magazines and newspapers.

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

15.	Palo Alto Lease

On June 5, 2014, the Company entered into an Assignment of Lease for its 208,000 square foot Palo Alto, California campus. Employees were relocated to a new state-of-the art facilities totaling 88,000 square feet. NOOK employees were moved to new facility in Santa Clara, California, while Barnes & Noble College’s digital education employees were relocated to a facility in Mountain View, California. The relocations occurred during the first quarter of fiscal 2015. In the fourth quarter of fiscal 2014, the Company recorded an asset impairment charge of $28,440 within selling and administrative expenses related to this relocation since the assignment of lease was being actively negotiated in fiscal 2014, and was completed prior to the issuance of the financial statements, the impaired assets that resulted from the completion of the assignment were reflected in the financial statements for fiscal 2014 in accordance with ASC 855-10 Subsequent Events. Of the $28,440 asset impairment charge that was recorded in fiscal 2014, $23,928 related to leasehold improvements, $2,750 related to furniture, fixtures, machinery and equipment and $1,762 related to assets under construction. The Company determined the impairment charge by comparing the estimated fair value to its carrying amount. The fair value was developed primarily using the cost approach in evaluating the replacement cost of the asset (Level 2 fair value assumptions) and then adjusting any value due to economic obsolescence, functional obsolescence or physical deterioration. The amount of the fair value measurement of the assets related to the relocation as of May 3, 2014 was $10,624. The lease termination was accounted for in the first quarter of fiscal 2015, which was the period in which the lease was assigned.

16.	Series J Preferred Stock

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty) pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204,000 in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock will be convertible, at the option of the holders, into shares of Common Stock representing 16.6% of the Common Stock outstanding as of August 29, 2011 (after giving pro forma effect to the issuance of the Preferred Stock) based on the initial conversion rate. The initial conversion rate reflects an initial conversion price of $17.00 and is subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock is equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock to be paid quarterly and subject to adjustment in certain circumstances.

On April 8, 2014, Liberty sold the majority of its shares to qualified institutional buyers in reliance on Rule 144A under the Securities Act and initially retained an approximate 10 percent stake of its initial investment. As a result, Liberty no longer has the right to elect two preferred stock directors to the Company’s Board. Additionally, the consent rights and pre-emptive rights to which Liberty was previously entitled ceased to apply.

On June 5, 2015, the Company entered into Conversion Agreements with five existing beneficial owners (Series J Holders) of its Preferred Stock, pursuant to which each of the Series J Holders has agreed to convert (Conversion) shares of Preferred Stock it beneficially owns into shares of the Company’s common stock, par value $0.001 per share (Company Common Stock), and will in addition receive a cash payment from the Company in connection with the Conversion. The Series J Holders have agreed to convert an aggregate of 103,995 shares of Preferred Stock into 6,117,347 shares of Company Common Stock in the Conversion, and the Company has agreed to make an aggregate cash payment to the Series J Holders of $8,104 plus cash in lieu of fractional shares in connection with the Conversion, in each case, subject to adjustment under certain circumstances. The Company expects to issue the shares of Company Common Stock to be issued in the Conversion on or about July 9, 2015.

The number of shares of Company Common Stock to be issued was determined based on a conversion ratio of 58.8235 shares of Company Common Stock per share of Preferred Stock converted, which is the conversion rate in the Certificate of the Designations with respect to the Preferred Stock dated as of August 18, 2011.

17.	Shareholders’ Equity

On May 15, 2007, the Company’s Board of Directors authorized a stock repurchase program for the purchase of up to $400,000 of the Company’s common stock. The maximum dollar value of common stock that may yet be purchased under the current program is approximately $2,471 as of May 2, 2015. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. As of May 2, 2015, the Company has repurchased 34,840,750 shares at a cost of approximately $1,079,716 under its stock repurchase programs. The repurchased shares are held in treasury.

18.	Commitments and Contingencies

The Company leases retail stores, warehouse facilities, office space and equipment. Substantially all of the B&N Retail stores are leased under noncancelable agreements, which expire at various dates through 2031 with various renewal options for additional periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

B&N College’s contracts are typically for five to ten years, although some extend beyond ten years. Many contracts have a 90 to 120 day cancellation right by B&N College, or by the college or university, without penalty.

The Company leases office space in New York, New York and Santa Clara, California for its NOOK operations (Note 21).

Rental expense under operating leases is as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Minimum rentals	$419,602	424,952	413,751
Percentage rentals	108,315	98,467	101,960

	$527,917	523,419	515,711

Future minimum annual rentals, excluding percentage rentals, required under B&N Retail leases that had initial, noncancelable lease terms greater than one year, under B&N College and NOOK leases as of May 2, 2015 are:

Fiscal Year	(a)
2016	$438,523
2017	396,514
2018	325,113
2019	257,501
2020	188,248
After 2020	335,849

$1,941,748

(a)	Includes B&N College capital lease obligations of $232, $39, $0, $0, $0 and $0 for 2016, 2017, 2018, 2019, 2020 and after 2020, respectively.

The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is reflected in other long-term liabilities and accrued liabilities in the accompanying balance sheets.

Purchase obligations, which includes hardware and software maintenance contracts and inventory purchase commitments, as of May 2, 2015 are as follows:

Less Than 1 Year	$135,058
1-3 Years	11,347
3-5 Years	284
More Than 5 Years	—

Total	$146,689

19.	Segment Reporting

The Company’s three operating segments are B&N Retail, B&N College and NOOK.

B&N Retail

This segment includes 648 bookstores as of May 2, 2015, primarily under the Barnes & Noble Booksellers trade name. The 648 Barnes & Noble stores generally offer a dedicated NOOK® area, a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys &

Games, DVDs, Music, Gift, Magazine and Bargain products. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, barnesandnoble.com, and its publishing operation, Sterling Publishing.

B&N College

This segment includes 724 stores as of May 2, 2015, that are primarily school-owned stores operated under contracts by B&N College and include sales of digital content within the higher education marketplace through Yuzu™. These B&N College stores generally offer course-related materials, which include new and used print textbooks and digital textbooks, which are available for sale or rent, emblematic apparel and gifts, trade books, computer products, NOOK® products and related accessories, school and dorm supplies, convenience and café items and graduation products.

NOOK

This segment includes the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital newsstand, apps and sales of NOOK® devices and accessories to third-party distribution partners, B&N Retail and B&N College.

Summarized financial information concerning the Company’s reportable segments is presented below:

Sales by Segment	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013
B&N Retail	$4,108,243	$4,295,110	$4,568,243
B&N College	1,772,389	1,748,042	1,763,248
NOOK	263,833	505,862	780,433
Elimination	(74,968)	(167,657)	(272,919)

Total	$6,069,497	$6,381,357	$6,839,005

Sales by Product Line	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013
Media (a)	70%	68%	67%
Digital (b)	5%	9%	12%
Other (c)	25%	23%	21%

Total	100%	100%	100%

Depreciation and Amortization	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013
B&N Retail	$104,373	$125,991	$148,855
B&N College	50,509	48,014	46,849
NOOK	39,292	42,802	31,430

Total	$194,174	$216,807	$227,134

Operating Profit/(Loss)	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013
B&N Retail	$218,126	$228,062	$227,235
B&N College	40,611	66,536	64,609
NOOK	(125,564)	(260,406)	(511,848)

Total	$133,173	$34,192	$(220,004)

Capital Expenditures	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013
B&N Retail	$73,783	$66,763	$51,401
B&N College	48,452	38,253	38,760
NOOK	21,022	29,965	75,674

Total	$143,257	$134,981	$165,835

Total Assets(d)	As of May 2, 2015	As of May 3, 2014
B&N Retail	$2,029,137	$2,234,795
B&N College	1,094,353	1,146,475
NOOK	106,015	156,179

Total	$3,229,505	$3,537,449

(a)	Includes tangible books, music, movies, rentals and newsstand.
(b)	Includes NOOK®, related accessories, eContent and warranties.
(c)	Includes Toys & Games, café products, gifts and miscellaneous other.
(d)	Excludes intercompany balances.

A reconciliation of operating profit from reportable segments to income (loss) from continuing operations before taxes in the consolidated financial statements is as follows:

	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014	52 weeks ended April 27, 2013
Reportable segments operating income (loss)	$133,173	$34,192	$(220,004)
Interest expense, net and amortization of deferred financing costs	(17,890)	(29,507)	(35,345)

Consolidated income (loss) before taxes	$115,283	$4,685	$(255,349)

20.	Legal Proceedings

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

Technology Properties Limited et al. v. Barnes & Noble, Inc., et al.

On July 24, 2012, Technology Properties Limited, LLC, Phoenix Digital Solutions, LLC, and Patriot Scientific Corporation (collectively, TPL) filed a complaint against the Company in the United States District Court for the Northern District of California. The complaint alleges that the Company is infringing U.S. Patent No. 5,809,336, U.S. Patent No. 5,440,749, and U.S. Patent No. 5,530,890 through the importation, manufacture, use, offer for sale, and/or sale in the United States of NOOKTM products. The District Court stayed the action between September 26, 2012 and May 19, 2014 during the pendency of a related U.S. International Trade Commission investigation. On June 9, 2014, the Company answered the complaint, denying TPL’s material allegations, asserting several affirmative defenses, and asserting counterclaims for a declaratory judgment of non-infringement and invalidity. On July 22, 2014, TPL served its preliminary infringement contentions. On September 12, 2014, the Company served its preliminary invalidity contentions.

On October 15, 2014, the District Judge overseeing the case found the case to be related to seven other pending cases in which TPL alleges that other defendants infringe the three asserted TPL patents. The District Judge then referred all eight cases to a Magistrate Judge for pretrial management purposes, including the preparation of a report and recommendation on claim construction and summary judgment. On November 20, 2014, the Magistrate Judge set various pretrial dates in the eight cases, including a July 22, 2015 fact discovery cutoff, a September 16, 2015 expert discovery cutoff, and a November 12, 2015 claim construction and summary judgment hearing. The Magistrate Judge did not set a trial date.

On February 4, 2015, the Company filed a motion for judgment on the pleadings directed to TPL’s U.S. Patent No. 5,809,336 (’336 patent) on the grounds that the ’336 patent is barred by the Kessler doctrine because the ITC previously found that the Company did not infringe the ’336 patent in the related ITC investigation and TPL chose not to appeal the ITC’s decision to the Federal Circuit. On May 31, 2015, the Magistrate Judge issued a report and recommendation denying the Company’s motion. The Company had until June 15, 2015 to file objections to the report and recommendation before the District Judge.

On April 10, 2015, the Company also filed a motion for judgment on the pleadings directed to TPL’s U.S. Patent No. 5,440,749 (‘749 patent) on the grounds that the asserted claims of the ’749 patent are invalid as indefinite for reciting both an apparatus and a method of using that apparatus. TPL opposed the Company’s motion. Oral argument on the motion was held on May 19, 2015. The Magistrate Judge took the motion under submission.

Adrea LLC v. Barnes & Noble, Inc., barnesandnoble.com llc and Nook Media LLC

On June 14, 2013, Adrea LLC (Adrea) filed a complaint against Barnes & Noble, Inc., NOOK Digital, LLC (formerly barnesandnoble.com llc) and B&N Education, LLC (formerly NOOK Media LLC) (B&N) in the United States District Court for the Southern District of New York alleging that various B&N NOOK products and related online services infringe U.S. Patent Nos. 7,298,851 (’851 Patent), 7,299,501 (’501 Patent) and 7,620,703 (’703 Patent). B&N filed its Answer on August 9, 2013, denying infringement and asserting several affirmative defenses. At the same time, B&N filed counterclaims seeking declaratory judgments of non-infringement and invalidity with respect to each of the patents-in-suit. Following the claim construction hearing held on November 1, 2013 (as to which the Court issued a claim construction order on December 1, 2013), the Court set a further amended case management schedule, under which fact discovery was to be (and has been) substantially completed by November 20, 2013, and concluded by December 9, 2013; and expert disclosures and discovery were to be (and have been) completed by January 17, 2014. According to the amended case management schedule, summary judgment motion briefing was to have been, and has now been completed as of February 21, 2014. The final pretrial conference, originally scheduled to be held on February 28, 2014, was adjourned by the Court until April 10, 2014. On that date the summary judgment motions were orally argued to the Court, and the Court reserved decision on such motions until a later date. The parties then discussed various pretrial proceedings with the Court, and the Court set the date of October 6, 2014 for trial. Subsequently, on July 1, 2014, the Court issued a decision granting partial summary judgment in B&N’s favor, and in particular granting B&N’s motion to dismiss one of Adrea’s infringement claims, and granting B&N’s motion to limit any damages award with respect to another of Adrea’s infringement claims.

Beginning October 7, 2014, through and including October 22, 2014, the case was tried to a jury in the Southern District of New York. The jury returned its verdict on October 27, 2014. The jury found no infringement with respect to the ‘851 patent, and infringement with respect to the ‘501 and ‘703 patents. It awarded damages in the amount of $1,330. The jury further found no willful infringement with respect to any patent.

To date, the Court has yet to enter judgment, as it is currently reviewing and deciding post-trial briefing with respect to certain legal issues raised by the parties, which, if decided in B&N’s favor, could overturn all or a portion of the jury’s findings on liability. Once the Court determines those issues and enters judgment, it is anticipated that the parties will file post-judgment motions, including, on B&N’s part, a motion for judgment in its favor as a matter of law, notwithstanding the jury’s verdict.

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

On June 19, 2015, the Company and CSIRO executed an agreement to settle the action without the need for further litigation. The Company and CSIRO will be filing a dismissal of the action promptly.

OTHER LITIGATION AND PROCEEDINGS

Kevin Khoa Nguyen, an individual, on behalf of himself and all others similarly situated v. Barnes & Noble, Inc.

On April 17, 2012, a complaint was filed in the Superior Court for the State of California against the Company. The complaint is styled as a nationwide class action and includes a California state-wide subclass based on alleged cancellations of orders for HP TouchPad Tablets placed on the

Company’s website in August 2011. The lawsuit alleges claims for unfair business practices and false advertising under both New York and California state law, violation of the Consumer Legal Remedies Act under California law, and breach of contract. The complaint demands specific performance of the alleged contracts to sell HP TouchPad Tablets at a specified price, injunctive relief, and monetary relief, but does not specify an amount. The Company submitted its initial response to the complaint on May 18, 2012, removing the case to the United States District Court for the Central District of California, and moved to compel plaintiff to arbitrate his claims on an individual basis pursuant to a contractual arbitration provision on May 25, 2012. The Company also moved to dismiss the complaint and moved to transfer the action to New York. The court denied the Company’s motion to compel arbitration, and the Company appealed that denial to the Ninth Circuit Court of Appeals. The court granted the Company’s motion to stay on November 26, 2012, and the action had been stayed pending resolution of the Company’s appeal from the court’s denial of its motion to compel arbitration. On August 18, 2014, the Ninth Circuit Court of Appeals affirmed the district court’s denial of the Company’s motion to compel arbitration. On September 2, 2014, the Company filed a petition for rehearing and rehearing en banc in the Ninth Circuit Court of Appeals. On October 14, 2014, the court denied the Company’s petition for rehearing and rehearing en banc, and on October 23, 2014, the mandate issued returning the case to the United States District Court for the Central District of California. The Company then refiled its motion to dismiss the complaint and motion to transfer the action to New York. On February 17, 2015, the court denied the Company’s motion to transfer. On June 16, 2015, the court granted-in-part the Company’s motion to dismiss to the extent certain California unfair business practices and false advertising claims sought restitution or injunctive relief and denied-in-part the Company’s motion to dismiss as to the remaining claims. The surviving claims are for breach of contract, violation of the California Consumers Legal Remedies Act, and violation of two New York consumer protection statutes. The parties are engaging in discovery and pursuant to the court’s scheduling order dated December 17, 2014 as amended on March 31, 2015 and June 12, 2015. All dates for the case have been scheduled, including the deadline for plaintiff to file for class certification of July 30, 2015, and a trial date of May 3, 2016.

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

Lina v. Barnes & Noble, Inc., and Barnes & Noble Booksellers, Inc. et al.

On August 5, 2011, a purported class action complaint was filed against Barnes & Noble, Inc. and Barnes & Noble Booksellers, Inc. in the Superior Court for the State of California making the following allegations with respect to salaried Store Managers at Barnes & Noble stores located in California from August 5, 2007 to present: (1) failure to pay wages and overtime; (2) failure to pay for missed meals and/or rest breaks; (3) waiting time penalties; (4) failure to pay minimum wage; (5) failure to reimburse for business expenses; and (6) failure to provide itemized wage statements. The claims are generally derivative of the allegation that these salaried managers were improperly classified as exempt from California’s wage and hour laws. The complaint contains no allegations concerning the number of any such alleged violations or the amount of recovery sought on behalf of the purported class. The Company was served with the complaint on August 11, 2011. On July 1, 2014 the court denied plaintiff’s motion for class certification. The court ruled that plaintiff failed to satisfy his burden to demonstrate common issues predominated over individual issues, that plaintiff was a sufficient class representative, or that a class action was a superior method to adjudicate plaintiff’s claims. Plaintiff filed a notice of appeal on August 29, 2014; under the current appeal briefing schedule, plaintiff’s opening brief is due July 8, 2015 and Barnes & Noble’s opposition is due August 7, 2015. On November 18, 2014, the trial court stayed all proceedings pending appeal. On January 14, 2015, Barnes & Noble removed the action to federal court based on new United States Supreme Court authority, and the district court remanded the action on April 1, 2015. On April 13, 2015, Barnes & Noble petitioned the Ninth Circuit Court of Appeals for review of the remand decision. The Ninth Circuit denied the discretionary review and Barnes & Noble is considering a petition for an en banc review.

Jones et al v. Barnes & Noble, Inc., and Barnes & Noble Booksellers, Inc. et al.

On April 23, 2013, Kenneth Jones (Jones) filed a purported Private Attorney General Act action complaint against Barnes & Noble, Inc. and Barnes & Noble Booksellers, Inc. in the Superior Court for the State of California making the following allegations with respect to salaried Store Managers at Barnes & Noble stores located in California: (1) failure to pay wages and overtime; (2) failure to pay for missed meal and/or rest breaks; (3) waiting time penalties; (4) failure to pay minimum wage; (5) failure to provide reimbursement for business expenses; and (6) failure to provide itemized wage statements. The claims are generally derivative of the allegation that Jones and other “aggrieved employees” were improperly classified as exempt from California’s wage and hour laws. The complaint contains no allegations concerning the number of any such alleged violations or the amount of recovery sought on behalf of the plaintiff or the purported aggrieved employees. On May 7, 2013, Judge Michael Johnson (before whom the Lina action is pending) ordered the Jones action related to the Lina action and assigned the Jones action to himself. The Company was served with the complaint on May 16, 2013 and answered on June 10, 2013. On November 18, 2014, the court stayed all proceedings pending appeal in the related Lina action.

Cassandra Carag individually and on behalf of others similarly situated v. Barnes & Noble, Inc, Barnes & Noble Booksellers, Inc. and DOES 1 through 100 inclusive

On November 27, 2013, former Associate Store Manager Cassandra Carag (Carag) brought suit in Sacramento County Superior Court, asserting claims on behalf of herself and all other hourly (non-exempt) Barnes & Noble employees in California in the preceding four years for unpaid regular and overtime wages based on alleged off-the-clock work, penalties and pay based on missed meal and rest breaks, and for improper wage statements, payroll records, and untimely pay at separation as a result of the alleged pay errors during employment. Via the complaint, Carag seeks to recover unpaid wages and statutory penalties for all hourly Barnes & Noble employees within California from November 27, 2009 to present. On February 13, 2014, the Company filed an Answer in the state court and concurrently requested removal of the action to federal court. On May 30, 2014, the federal court granted Plaintiff’s motion to remand the case to state court and denied

Plaintiff’s motion to strike portions of the Answer to the Complaint (referring the latter motion to the lower court for future consideration). On September 2, 2014, the state court denied Plaintiff’s motion to disqualify counsel based on their prior role in the Lina matter. On January 14, 2015, the Company removed the case to federal court based on new US Supreme Court authority. On June 11, 2015, the federal court remanded the case to Sacramento Superior Court. There are no existing deadlines on calendar. The Company anticipates filing a petition to the Ninth Circuit Court of Appeals for review of the federal court’s remand decision.

Trimmer v. Barnes & Noble

On January 25, 2013, Steven Trimmer (Trimmer), a former Assistant Store Manager (ASM) of the Company, filed a complaint in the United States District Court for the Southern District of New York (“Court”) alleging violations of the Fair Labor Standards Act (FLSA) and New York Labor Law (NYLL). Specifically, Trimmer alleges that he and other similarly situated ASMs were improperly classified as exempt from overtime and denied overtime wages prior to July 1, 2010, when the Company reclassified them as non-exempt. The complaint seeks to certify a collective action under the FLSA comprised of ASMs throughout the country employed from January 25, 2010 until July 1, 2010, and a class action under the NYLL comprised of ASMs employed in New York from January 25, 2007 until July 1, 2010. The Company opposed Trimmer’s motion to certify the collective action and class action. While those motions were pending, the parties engaged in settlement discussions and reached a settlement of the case on behalf of three plaintiffs (rather than a class). The settlement agreement was approved by the Court in May 2015 and the case was dismissed with prejudice.

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

21.	Certain Relationships and Related Transactions

The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and related third-parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into. The Audit Committee of the Board of Directors utilizes procedures in evaluating the terms and provisions of proposed related party transactions or agreements in accordance with the fiduciary duties of directors under Delaware law. The Company’s related party transaction procedures contemplate Audit Committee review and approval of all new agreements, transactions or courses of dealing with related parties, including any modifications, waivers or amendments to existing related party transactions. The Company tests to ensure that the terms of related party transactions are at least as favorable to the Company as could have been obtained from unrelated parties at the time of the transaction. The Audit Committee considers, at a minimum, the nature of the relationship between the Company and the related party, the history of the transaction (in the case of modifications, waivers or amendments), the terms of the proposed transaction, the Company’s rationale for entering the transaction and the terms of comparable transactions with unrelated third-parties. In addition, management and internal audit annually analyzes all existing related party agreements and transactions and reviews them with the Audit Committee.

The Company completed the acquisition (the Acquisition) of B&N College from Leonard Riggio and Louise Riggio (the Sellers) on September 30, 2009. In connection with the closing of the Acquisition, the Company issued the Sellers (i) a senior subordinated note in the principal amount of $100,000, with interest of 8% per annum payable on the unpaid principal amount, which was paid on December 15, 2010 in accordance with its scheduled due date, and (ii) a junior subordinated note in the principal amount of $150,000 (the Junior Seller Note), with interest of 10% per annum payable on the unpaid principal amount, which was paid on September 30, 2014 in accordance with its scheduled due date. Pursuant to a settlement agreed to on June 13, 2012, the Sellers waived their right to receive $22,750 in principal amount (and interest on such principal amount) of the Junior Seller Note.

B&N College has a long-term supply agreement (Supply Agreement) with MBS Textbook Exchange, Inc. (MBS), which is majority owned by Leonard Riggio and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Pursuant to the Supply Agreement, which has a term of ten years, and subject to availability and competitive terms and conditions, B&N College will continue to purchase new and used printed textbooks for a given academic term from MBS prior to buying them from other suppliers, other than in connection with student buy-back programs. Additionally, the Supply Agreement provides for B&N College to sell to MBS certain textbooks that B&N College cannot return to suppliers or use in its stores. MBS pays B&N College commissions based on the volume of these textbooks sold to MBS each year and with respect to the textbook requirements of certain distance learning programs that MBS fulfills on B&N College’s behalf. MBS paid B&N College $5,512, $7,097 and $8,106 related to these commissions in fiscal 2015, fiscal 2014 and fiscal 2013, respectively. In addition, the Supply Agreement contains restrictive covenants that limit the ability of B&N College and the Company to become a used textbook wholesaler and that place certain limitations on MBS’s business activities. B&N College and Barnes & Noble also entered into an agreement with MBS in fiscal 2011 pursuant to which MBS agrees to purchase at the end of a given semester certain agreed upon textbooks which B&N College and Barnes & Noble shall have rented to students during such semester. Total sales to MBS under this program were $619, $1,388 and $772 for fiscal 2015, fiscal 2014 and fiscal 2013, respectively. In addition, B&N College entered into an agreement with MBS in fiscal 2011 pursuant to which MBS purchases books from B&N College, which have no resale value for a flat rate per box. Total sales to MBS under this program were $419, $602 and $503 for fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Total outstanding amounts payable to MBS for all arrangements net of any amounts due were $26,519 and $31,142 for fiscal 2015 and fiscal 2014, respectively.

The Company purchases new and used textbooks directly from MBS. Total purchases were $68,947, $84,498 and $93,514 for fiscal 2015, fiscal 2014 and fiscal 2013, respectively. MBS sells used books through the Barnes & Noble dealer network. The Company earned a commission of $2,269, $2,231 and $3,441 on the MBS used book sales in fiscal 2015, fiscal 2014 and fiscal 2013, respectively. In addition, Barnes & Noble hosts pages on its website through which Barnes & Noble customers are able to sell used books directly to MBS. The Company is paid a fixed commission on the price paid by MBS to the customer. Total commissions paid to the Company were $91, $99 and $104 for fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

In fiscal 2010, the Company entered into an agreement with TXTB.com LLC (TXTB), a subsidiary of MBS, pursuant to which the marketplace program on the Barnes & Noble website was made available through the TXTB website. The Company receives a fee from third-party sellers for sales of marketplace items and, upon receipt of such fee, the Company remits a separate fee to TXTB for any marketplace items sold through the TXTB website. In fiscal 2013, the Company also entered into an agreement with MBS Direct, a division of MBS, pursuant to which the marketplace program on the Barnes & Noble website was made available through the MBS Direct website. The Company receives a fee from third-party sellers for sales of marketplace items sold on the MBS Direct website and, upon receipt of such fee, remits a separate fee to MBS Direct for those sales. Total commissions paid to TXTB and MBS Direct were $389, $192 and $302 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Outstanding amounts payable to TXTB were $7 and $2 for fiscal 2015 and fiscal 2014, respectively. In fiscal 2011, the Company entered into an agreement with TXTB pursuant to which the Company became the exclusive provider of trade books to TXTB customers through the TXTB website. TXTB receives a commission from the Company on each purchase by a TXTB customer. Total commissions paid to TXTB were $40, $46 and $78 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Outstanding amounts payable to TXTB and MBS Direct under this agreement were $0 for fiscal 2015 and fiscal 2014.

In fiscal 2010, the Company entered into an Aircraft Time Sharing Agreement with LR Enterprises Management LLC (LR Enterprises), which is owned by Leonard Riggio and Louise Riggio, pursuant to which LR Enterprises granted the Company the right to use a jet aircraft owned by it on a time-sharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the Federal Aviation Regulations (FAR). Such operating costs were $155, $175 and $159 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. LR Enterprises is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, other than insurance obtained for the specific flight as requested by the Company, as provided in the FAR.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity in which Leonard Riggio has a majority interest and expires in 2023; the second location is leased from an entity in which Leonard Riggio has a minority interest and expires in 2016. The space was rented at an aggregate annual rent including real estate taxes of approximately $6,834, $4,299 and $5,098 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. The Company leased one of its B&N College stores from a partnership owned by Leonard Riggio, pursuant to a lease which was terminated on February 15, 2014. Rent of $685 and $862 was paid during fiscal 2014 and fiscal 2013, respectively. The Company leases an office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. The space was rented at an annual rent of $262, $707 and $707 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively. During fiscal 2015, the Company received credits totaling $418 representing the net effect of inadvertent overpayment of construction expenses and underpayment of base rent previously paid. Net of subtenant income and credits received in 2015, the Company paid $174, $270 and $275 during fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

The Company is provided with national freight distribution, including trucking services by Argix Direct Inc. (Argix), a company in which a brother of Leonard Riggio owns a 20% interest, pursuant to a transportation agreement which auto-renews with rate adjustments every two years and, at all times, requires a two-year notice to terminate. The Company paid Argix $47,536, $52,087 and $54,768 for such services during fiscal 2015, fiscal 2014 and fiscal 2013, respectively, of which approximately 74%, 73% and 74% were remitted by Argix to its subcontractors for fiscal 2015, fiscal 2014 and fiscal 2013, respectively. Subcontractors are not related to the Company. At the time of the agreement, the cost of freight delivered to the stores by Argix was comparable to the prices charged by publishers and the Company’s other third-party freight distributors. However, due to higher contracted fuel surcharge and transportation costs, Argix’s rates are higher than the Company’s other third-party freight distributors. While the terms are currently unfavorable due to the higher fuel surcharges, the Company’s management believes these additional charges are mitigated by the additional delivery services that Argix provides. These additional services are beneficial to store productivity which is not consistently met by other third-party freight distributors. Prior to renewal, the Company conducts an internal analysis of Argix’s rates, fuel surcharges and additional delivery services and benchmarks them against the Company’s other carriers.

Argix provided B&N College with transportation services under a separate agreement that expired April 30, 2015. B&N College paid Argix $936, $1,066 and $1,069 for such services during fiscal 2015, fiscal 2014 and fiscal 2013, respectively.

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

The Company purchased trade books, primarily craft and hobby books, from Leisure Arts, Inc. (Leisure Arts), a subsidiary of Liberty Media. Total purchases from Leisure Arts following the date of the Liberty investment were $38 and $45 during fiscal 2014 and fiscal 2013. In fiscal 2013, the Company entered into agreements with Starz Entertainment LLC (Starz Entertainment), then a subsidiary of Liberty Media, pursuant to which Starz Entertainment registered for the NOOK® developer program whereby Starz applications were made available for consumer download on NOOK® devices. Separately, the Company entered into a License Agreement with Starz Media, LLC (Starz Media and, together with Starz Entertainment, Starz) in fiscal 2013, pursuant to which Starz granted certain video resale rights to the Company in exchange for royalty payments to Starz Media on such sales. Starz was spun-off from Liberty Media on January 11, 2013. Total payments to Starz during fiscal 2013 prior to the spin-off were $17. In fiscal 2013, the Company entered into an agreement with Sirius XM Radio, Inc. (Sirius), a subsidiary of Liberty Media, pursuant to which Sirius registered for the NOOK® developer program whereby Sirius applications were made available for consumer download on NOOK® devices. Total commissions received from Sirius during fiscal 2014 and fiscal 2013 were $1 and $0, respectively.

22.	Dividends

The Company paid a dividend to preferred shareholders in the amount of $16,026 and $15,768 in fiscal 2015 and fiscal 2014, respectively.

The Company paid no dividends to common stockholders during fiscal 2015 and 2014.

23.	Subsequent Events (Unaudited)

On June 5, 2015, the Company entered into Conversion Agreements with five existing beneficial owners (Series J Holders) of its Preferred Stock, pursuant to which each of the Series J Holders has agreed to convert (Conversion) shares of Preferred Stock it beneficially owns into shares of the Company’s common stock, par value $0.001 per share (Company Common Stock), and will in addition receive a cash payment from the Company in connection with the Conversion. The Series J Holders have agreed to convert an aggregate of 103,995 shares of Preferred Stock into 6,117,347 shares of Company Common Stock in the Conversion, and the Company has agreed to make an aggregate cash payment to the Series J Holders of $8,104 plus cash in lieu of fractional shares in connection with the Conversion, in each case, subject to adjustment under certain circumstances. The Company expects to issue the shares of Company Common Stock to be issued in the Conversion on or about July 9, 2015.

The number of shares of Company Common Stock to be issued was determined based on a conversion ratio of 58.8235 shares of Company Common Stock per share of Preferred Stock converted, which is the conversion rate in the Certificate of the Designations with respect to the Preferred Stock dated as of August 18, 2011.

24.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for fiscal 2015 and fiscal 2014 is as follows:

Fiscal 2015 Quarterly Period Ended On or About	August 2, 2014	November 1, 2014	January 31, 2015	May 2, 2015	Fiscal Year 2015
Sales	$1,236,447	1,687,820	1,961,151	1,184,079	6,069,497
Gross profit	382,692	459,888	628,037	401,882	1,872,499

Net income (loss)	$(28,449)	12,298	72,168	(19,421)	36,596
Basic loss per common share:

Net income (loss)	$(0.56)	0.12	0.96	(0.37)	0.21

Diluted loss per common share:

Net income (loss)	$(0.56)	0.12	0.93	(0.37)	0.21

Fiscal 2014 Quarterly Period Ended On or About	July 27, 2013	October 26, 2013	January 25, 2014	May 3, 2014	Fiscal Year 2014
Sales	$1,329,502	1,734,159	1,995,790	1,321,906	6,381,357
Gross profit	368,201	461,942	603,441	424,351	1,857,935

Net income (loss)	$(87,022)	13,229	63,229	(36,704)	(47,268)
Basic loss per common share:

Net income (loss)	$(1.56)	0.15	0.95	(0.72)	(1.12)

Diluted loss per common share:

Net income (loss)	$(1.56)	0.15	0.86	(0.72)	(1.12)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Barnes & Noble, Inc.

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. as of May 2, 2015 and May 3, 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended May 2, 2015. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barnes & Noble, Inc. at May 2, 2015 and May 3, 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 2, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Barnes & Noble, Inc.’s internal control over financial reporting as of May 2, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 26, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY June 26, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Barnes & Noble, Inc.

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of May 2, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Barnes & Noble, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of May 2, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. as of May 2, 2015 and May 3, 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years ended May 2, 2015 of Barnes & Noble, Inc. and our report dated June 26, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
June 26, 2015

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

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2015 filed with the Securities and Exchange Commission, and the Company will submit to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.