Form 10-K, Exhibit 13
period 2016-04-30
BARNES & NOBLE INC
filed 2016-06-23
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The Statement of Operations Data for the 52 weeks ended April 30, 2016 (fiscal 2016), 52 weeks ended May 2, 2015 (fiscal 2015) and 53 weeks ended May 3, 2014 (fiscal 2014), and the Balance Sheet Data as of April 30, 2016 and May 2, 2015 are derived from, and are incorporated by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended April 27, 2013 (fiscal 2013), April 28, 2012 (fiscal 2012), the Balance Sheet Data as of May 3, 2014, April 27, 2013 and April 28, 2012 are derived from audited consolidated financial statements not included elsewhere in this report.

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble Retail	$4,028,614	4,108,243	4,295,140	4,568,247	4,852,913
NOOK	191,520	263,833	505,862	780,433	933,471
Elimination (a)	(56,290)	(74,968)	(167,657)	(272,919)	(400,847)

Total sales	4,163,844	4,297,108	4,633,345	5,075,761	5,385,537
Cost of sales and occupancy	2,836,547	2,871,184	3,214,396	3,800,064	3,865,066

Gross profit	1,327,297	1,425,924	1,418,949	1,275,697	1,520,471

Selling and administrative expenses	1,176,778	1,192,065	1,287,163	1,380,747	1,458,556
Depreciation and amortization	135,863	143,665	168,793	180,285	187,324

Operating income (loss)	14,656	90,194	(37,007)	(285,335)	(125,409)
Interest expense, net and amortization of deferred financing fees (b)	8,770	17,678	29,122	30,474	29,620

Income (loss) before taxes	5,886	72,516	(66,129)	(315,809)	(155,029)
Income taxes	(8,814)	39,644	13,011	(122,407)	(51,436)

Net income (loss) from continuing operations	14,700	32,872	(79,140)	(193,402)	(103,593)
Net income (loss) from discontinued operations	(39,146)	3,724	31,872	35,596	38,753

Net income (loss) attributable to Barnes & Noble, Inc.	$(24,446)	36,596	(47,268)	(157,806)	(64,840)

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.05	0.15	(1.67)	(3.63)	(2.01)
Income (loss) from discontinued operations	(0.54)	0.06	0.54	0.61	0.68

Basic income (loss) per common share	$(0.49)	0.21	(1.12)	(3.02)	(1.34)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.05	0.15	(1.67)	(3.63)	(2.01)
Income (loss) from discontinued operations	(0.54)	0.06	0.54	0.61	0.68

Diluted income (loss) per common share	$(0.49)	0.21	(1.12)	(3.02)	(1.34)

Weighted average common shares outstanding:
Basic	72,410	60,842	58,971	58,247	57,337
Diluted	72,542	60,928	58,971	58,247	57,337
Dividends declared per common share	$0.60	—	—	—	—

Fiscal Year (In thousands of dollars, except per share data)	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012
OTHER OPERATING DATA:
Number of Barnes & Noble Retail stores	640	648	661	675	691
Comparable sales increase (decrease):
Barnes & Noble Retail store sales (c)	0.0%	(1.9)%	(5.8)%	(3.4)%	1.4%
Barnes & Noble Retail core sales (d)	0.4%	0.5%	(3.1)%	0.1%	0.7%

Capital expenditures	$94,274	94,805	96,728	127,075	123,073

BALANCE SHEET DATA:

Total assets – continuing operations	$2,012,782	2,045,104	2,270,649	2,542,108	2,707,209
Total assets – discontinued operations	$—	1,067,327	1,122,071	980,535	955,716
Total liabilities – continuing operations	$1,409,272	1,347,384	1,798,649	1,880,729	2,334,073
Total liabilities – discontinued operations	$—	379,630	357,180	353,009	284,307
Long-term debt	$47,200	—	—	77,000	324,200
Long-term subordinated note (e)	$—	—	—	127,250	150,000
Shareholders’ Equity	$603,510	1,189,358	658,696	713,743	852,271

(a)	Represents sales from NOOK to B&N Retail on a sell-through basis.

(b)	Amounts for fiscal 2016, fiscal 2015, fiscal 2014, fiscal 2013 and fiscal 2012 are net of interest income of $0, $58, $190, $71 and $0, respectively.

(c)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with Accounting Standards Codification 605-25, Revenue Recognition, Multiple-Element Arrangements, and does not include sales from closed or relocated stores.

(d)

Core comparable store sales, which exclude sales of NOOK® products, increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed or relocated stores.

(e)	See Note 24 to the Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. As used in this section, “fiscal 2016” represents the 52 weeks ended April 30, 2016, “fiscal 2015” represents the 52 weeks ended May 2, 2015 and “fiscal 2014” represents the 53 weeks ended May 3, 2014.

General

Barnes & Noble, Inc., one of the nation’s largest booksellers,1 is a leading content and commerce company providing customers easy and convenient access to trade books and other content across its multi-channel distribution platform. As of April 30, 2016, the Company operates 640 bookstores in 50 states, maintains an eCommerce site, develops digital reading products and operates one of the largest digital bookstores. Barnes & Noble is utilizing the strength of its retail footprint in combination with its online and digital businesses to provide an omni-channel experience for its customers, fulfilling its commitment to offer customers any book, anytime, anywhere and in any format.

Barnes & Noble Retail (B&N Retail) operates 640 retail bookstores, primarily under the Barnes & Noble Booksellers® trade name, and includes the Company’s eCommerce site. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption online, NOOK®2 reading devices, co-branded NOOK® tablets and reading software for iOS, Android and Windows 8. The Company employed approximately 28,000 full- and part-time employees as of April 30, 2016. Including seasonal and temporary employees, the Company employed approximately 29,000 employees as of April 30, 2016.

The Company’s principal business is the sale of trade books (generally, hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, NOOK® and related accessories, bargain books, magazines, gifts, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on www.barnesandnoble.com. The Company also offers a textbook rental option to its customers through www.barnesandnoble.com. The Company offers its customers a full suite of textbook options—new, used, digital and rental.

NOOK represents the Company’s digital business, which includes the Company’s eBookstore, digital newsstand and sales of NOOK® devices and accessories. The underlying strategy of the NOOK business is to offer customers any digital book, newspaper or magazine, anytime, on any device. The Company remains committed to delivering to customers the best digital bookstore experience, providing easy access to Barnes & Noble’s expansive digital collection of over four million eBooks, digital magazines and newspapers, while rationalizing its existing cost structure.

Separation of B&N Education, Inc.

On February 26, 2015, Barnes & Noble announced plans for the legal and structural separation of Barnes & Noble Education, Inc. (Barnes & Noble Education or B&N Education) (formerly known as NOOK Media Inc.) from Barnes & Noble into an independent public company (the Spin-Off).

[1]	Based upon sales reported in trade publications and public filings.
[2]

Any references to NOOK® include the Company’s Samsung Galaxy Tab® S2 NOOK®, Samsung Galaxy Tab E NOOK®, Samsung Galaxy Tab® 4 NOOK® 7.0 device and NOOK GlowLightTM Plus, each of which includes the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

On July 14, 2015, the Barnes & Noble board of directors (the Board) approved the final distribution ratio and declared a pro rata dividend of the outstanding shares of B&N Education common stock, which resulted in the complete legal and structural separation of the two companies. The distribution was subject to the satisfaction or waiver of certain conditions as set forth in B&N Education’s Registration Statement on Form S-1, which was filed with the SEC on February 26, 2015 and was amended on April 29, 2015, June 4, 2015, June 29, 2015, July 13, 2015, July 14, 2015 and July 15, 2015.

On August 2, 2015, Barnes & Noble completed the Spin-Off of Barnes & Noble Education and distributed, on a pro rata basis, all of the shares of B&N Education common stock to the Company’s stockholders of record as of July 27, 2015. These Barnes & Noble stockholders of record as of July 27, 2015 received a distribution of 0.632 shares of B&N Education common stock for each share of Barnes & Noble common stock held as of the record date. Immediately following the completion of the Spin-Off, the Company’s stockholders owned 100% of the outstanding shares of common stock of B&N Education. Following the Spin-Off, B&N Education operates as an independent public company and as the parent of Barnes & Noble College, trading on New York Stock Exchange under the ticker symbol “BNED”.

In connection with the separation of B&N Education, the Company and B&N Education entered into a Separation and Distribution Agreement on July 14, 2015 and several other ancillary agreements on August 2, 2015. These agreements govern the relationship between the Company and B&N Education after the separation and allocate between the Company and B&N Education various assets, liabilities, rights and obligations following the separation, including employee benefits, intellectual property, information technology, insurance and tax-related assets and liabilities. The agreements also describe the Company’s future commitments to provide B&N Education with certain transition services.

This Spin-Off is expected to be a non-taxable event for Barnes & Noble and its shareholders, and Barnes & Noble’s U.S. shareholders (other than those subject to special rules) generally will not recognize gain or loss as a result of the distribution of B&N Education shares.

Discontinued Operations of B&N Education, Inc.

The Company has recognized the separation of B&N Education in accordance with Accounting Standards Codification (ASC) 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education for fiscal 2015 and fiscal 2014 have been adjusted to include pre-spin B&N Education results and separation-related costs and exclude corporate allocations with B&N Retail, and have been classified as discontinued operations. Additionally, discontinued operations for fiscal 2016 include investment banking fees (as they directly relate to the Spin-Off), as well as pre-spin B&N Education results and separation-related costs and exclude corporate allocation adjustments with B&N Retail.

Resignation Charge

On August 2, 2015, Michael P. Huseby resigned from the Company’s Board of Directors and as Chief Executive Officer of the Company, which was contingent upon the successful separation of B&N Education. In connection with his termination of employment, he received severance payments based on the terms of his employment agreement with the Company, effective as of January 7, 2014. Under the terms of his employment agreement, upon a resignation for “Good Reason”, Mr. Huseby was entitled to receive lump-sum severance equal to two times the sum of (a) annual base salary, (b) the average annual incentive compensation paid to the named executive officer with respect to the preceding two completed years and (c) the cost of benefits. In addition, Mr. Huseby was entitled to accelerated vesting of the equity-based awards granted pursuant to his employment agreement. As a result, Mr. Huseby received a severance payment equal to $7.7 million and additionally was entitled to 300,000 shares of the Company’s common stock pursuant to the accelerated vesting of the equity-based awards, which were settled for cash based on the closing price of the Company’s common stock on the record date of the Spin-Off in an amount equal to $8.0 million. The net cash payments related to Mr. Huseby’s resignation totaled $15.7 million during the second fiscal quarter ended October 31, 2015. Mr. Huseby’s 300,000 shares have been ratably expensed from the initial grant date, thereby reducing the total resignation charge to $10.5 million, which was recorded within selling and administrative expenses during the second fiscal quarter ended October 31, 2015.

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

On December 4, 2014, B&N Education re-acquired Microsoft’s interest in the LLC in exchange for cash and common stock of Barnes & Noble and the Microsoft commercial agreement was terminated effective as of such date. On December 22, 2014, B&N Education also re-acquired Pearson’s interest in the LLC and certain related warrants previously issued to Pearson. In connection with these transactions, Barnes & Noble entered into contingent payment agreements with Microsoft and Pearson providing for additional payments upon the occurrence of certain events, including upon a sale of the NOOK digital business. As a result of these transactions, Barnes & Noble owned, prior to the Spin-Off, 100% of B&N Education.

On May 1, 2015, B&N Education distributed to Barnes & Noble all of the membership interests in B&N Education’s NOOK digital business. As a result, B&N Education ceased to own any interest in the NOOK digital business, which remains a wholly owned subsidiary of Barnes & Noble.

Samsung Commercial Agreement

On June 4, 2014, NOOK Digital, LLC (NOOK Digital) (formerly NOOK Media Sub and barnesandnoble.com llc), a wholly owned subsidiary of B&N Education as of such date and a subsidiary of Barnes & Noble, entered into a commercial agreement (Agreement) with Samsung Electronics America, Inc. (Samsung) relating to tablets.

Pursuant to the Agreement, NOOK Digital, after good faith consultations with Samsung and subject to Samsung’s agreement, selected Samsung tablet devices under development to be customized and co-branded by NOOK Digital. Such devices are produced by Samsung. The co-branded NOOK® tablet devices are sold by NOOK Digital through Barnes & Noble retail stores, www.barnesandnoble.com and www.nook.com.

Under the Agreement, NOOK Digital committed to purchase a minimum of 1,000,000 NOOK®-Samsung co-branded devices from Samsung within 12 months after the launch of the initial co-branded device, which occurred on August 20, 2014. The 12-month period was automatically extended by three months due to the quantity of sales of such co-branded devices through December 31, 2014, and the period was further extended until June 30, 2016 by an amendment executed by the parties on March 7, 2015.

NOOK Digital and Samsung have agreed to coordinate customer service for the co-branded NOOK® devices and have both agreed to a license of intellectual property to promote and market the devices. Additionally, Samsung has agreed to fund a marketing fund for the co-branded NOOK® devices at the initial launch and for the duration of the Agreement.

The Agreement had a two-year term, with certain termination rights, including termination (i) by NOOK Digital for a Samsung material default; (ii) by Samsung for a NOOK Digital material default; (iii) by NOOK Digital if Samsung fails to meet its shipping and delivery obligations in any material respect on a timely basis; and (iv) by either party upon insolvency or bankruptcy of the other party.

On May 17, 2016, NOOK Digital and Samsung amended the Agreement, pursuant to which NOOK Digital agreed to a minimum purchase commitment of devices with a total retail value equal to $10.0 million during the first twelve months after launch of any co-branded NOOK tablet device. The amended minimum purchase commitment replaces all prior purchase commitments contained in the Agreement by NOOK Digital and Samsung.

Series J Preferred Stock

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty), pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204.0 million in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock were convertible, at the option of the holders, into shares of Common Stock representing 16.6% of the Common Stock outstanding as of August 29, 2011 (after giving pro forma effect to the issuance of the Preferred Stock) based on the initial conversion rate. The initial conversion rate reflected an initial conversion price of $17.00 and was subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock was equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock paid quarterly and subject to adjustment in certain circumstances.

On April 8, 2014, Liberty sold the majority of its shares to qualified institutional buyers in reliance on Rule 144A under the Securities Act and had retained an approximate 10% stake of its initial investment. As a result, Liberty no longer had the right to elect two preferred stock directors to the Company’s Board. Additionally, the consent rights and pre-emptive rights, to which Liberty was previously entitled, ceased to apply.

On June 5, 2015, the Company entered into conversion agreements with five beneficial owners (Series J Holders) of its Preferred Stock, pursuant to which each of the Series J Holders had agreed to convert (Conversion) shares of Preferred Stock it beneficially owned into shares of the Company’s common stock, par value $0.001 per share (Company Common Stock), and additionally received a cash payment from the Company in connection with the Conversion.

On July 9, 2015, the Company completed the Conversion. Pursuant to the terms of the Conversion Agreements, the Series J Holders converted an aggregate of 103,995 shares of Preferred Stock into 6,117,342 shares of Company Common Stock, and made an aggregate cash payment to the Series J Holders of $3.7 million plus cash in lieu of fractional shares in connection with the Conversion.

On July 10, 2015, the Company gave notice of its exercise of the right to force conversion of all outstanding shares of its Senior Convertible Redeemable Series J Preferred Stock into Company Common Stock pursuant to Section 9 of the Certificate of Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series J Preferred Stock, dated as of August 18, 2011 (the Forced Conversion). The effective date of the Forced Conversion was July 24, 2015. On the date of the Forced Conversion, each share of Series J Preferred Stock was automatically converted into 59.8727 shares of Company Common Stock, which included shares of Company Common Stock reflecting accrued and unpaid dividends on Series J Preferred Stock. Each holder of Series J Preferred Stock received whole shares of Company Common Stock and a cash amount in lieu of fractional shares of Company Common Stock.

As a result of the transactions described above, all shares of Series J Preferred Stock were retired by the Company and are no longer outstanding.

Segments

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management. The Company’s two operating segments are B&N Retail and NOOK.

B&N Retail

This segment includes 640 bookstores as of April 30, 2016, primarily under the Barnes & Noble Booksellers trade name. These Barnes & Noble stores generally offer a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music & Vinyl, Gift, Magazine, Bargain products and a dedicated NOOK® area. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, www.barnesandnoble.com, and its publishing operation, Sterling Publishing.

Barnes & Noble stores range in size from 3,000 to 60,000 square feet depending upon market size, with an overall average store size of 26,000 square feet. In fiscal 2016, the Company reduced the Barnes & Noble store base by approximately 229,000 square feet, bringing the total square footage to 16.9 million square feet, a net reduction of 1.3% from fiscal 2015. The Company did not open any new Barnes & Noble stores in fiscal 2016.

Each Barnes & Noble store features an authoritative selection of books, ranging from 22,000 to 160,000 titles. The comprehensive title selection is diverse and reflects local interests and regional titles and authors’ works. Bestsellers typically represent between approximately 4% and 6% of Barnes & Noble store sales. Product Master, the Company’s proprietary inventory management database, has approximately 17.1 million titles. It includes approximately 7.3 million active titles and provides each store with comprehensive title selections. By enhancing the Company’s existing merchandise replenishment systems, Product Master allows the Company to achieve higher in-stock positions and better productivity at the bookstore level through efficiencies in receiving, cashiering and returns processing. Complementing this extensive on-site selection, all Barnes & Noble stores provide customers with access to the millions of books available to online shoppers at www.barnesandnoble.com by offering an option to have the book sent to the store or shipped directly to the customer.

Sterling Publishing

Sterling Publishing is a leading publisher of non-fiction trade titles. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books and kits across a variety of imprints, in categories such as health & wellness, music & popular culture, food & wine, crafts & photography, puzzles & games, coloring books and history & current affairs, as well as a large children’s line. Sterling, with a solid backlist and robust value publishing program, has a title base of approximately 16,000 eBooks and print books. In addition, Sterling also distributes approximately 1,000 titles on behalf of client publishers.

NOOK

This segment represents the Company’s digital business, which includes the Company’s eBookstore, digital newsstand and sales of NOOK® devices and accessories. The underlying strategy of the NOOK business is to offer customers any digital book, newspaper or magazine, anytime, on any device. The Company remains committed to delivering to customers the best digital bookstore experience, providing easy access to Barnes & Noble’s expansive digital collection of over four million eBooks, digital magazines and newspapers, while rationalizing its existing cost structure. As part of this commitment, the Company has a partnership with Samsung to develop co-branded NOOK® tablets that feature the award-winning Barnes & Noble digital reading experience, while continuing to develop and offer its own black-and-white NOOK® eReaders.

On April 7, 2016, the Company entered into an agreement with Bahwan CyberTek (BCT), a global software products and services company, in which BCT will take over certain NOOK technology services, including cloud management and development support for NOOK software.

Results of Operations

Fiscal Year	Fiscal 2016	Fiscal 2015	Fiscal 2014
Sales (in thousands)	$4,163,844	$4,297,108	$4,633,345
Net Income (Loss) From Continuing Operations (in thousands)	$14,700	$32,872	$(79,140)
Net Income (Loss) From Discontinued Operations (in thousands)	$(39,146)	$3,724	$31,872
Net Income (Loss) (in thousands)	$(24,446)	$36,596	$(47,268)
Diluted Income (Loss) Per Common Share From Continuing Operations	$0.05	$0.15	$(1.67)
Diluted Income (Loss) Per Common Share From Discontinued Operations	$(0.54)	$0.06	$0.54
Diluted Income (Loss) Per Common Share	$(0.49)	$0.21	$(1.12)
Comparable Sales Increase (Decrease)
Barnes & Noble Retail store sales (a)	0.0%	(1.9)%	(5.8)%
Barnes & Noble Retail core sales (b)	0.4%	0.5%	(3.1)%
Stores Opened
Barnes & Noble Retail stores	0	0	3
Stores Closed
Barnes & Noble Retail stores	8	13	17
Number of Stores Open at Year End
Barnes & Noble Retail stores	640	648	661
Square Feet of Selling Space at Year End (in millions)
Barnes & Noble Retail stores	16.9	17.1	17.4

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with Accounting Standards Codification (ASC) 605-25, Revenue Recognition, Multiple-Element Arrangements, and does not include sales from closed or relocated stores.

(b)

Core comparable store sales, which exclude sales of NOOK® products, increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed or relocated stores.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	Fiscal 2016	Fiscal 2015	Fiscal 2014
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	68.1	66.8	69.4

Gross profit	31.9	33.2	30.6
Selling and administrative expenses	28.3	27.7	27.8
Depreciation and amortization	3.3	3.3	3.6

Operating income (loss)	0.4	2.1	(0.8)
Interest expense, net and amortization of deferred financing fees	0.2	0.4	0.6

Income (loss) before taxes	0.1	1.7	(1.4)
Income taxes	(0.2)	0.9	0.3

Income (loss) from continuing operations, net of income tax	0.4	0.8	(1.7)
Income (loss) from discontinued operations, net of income tax	(0.9)	0.1	0.7

Income (loss), net of income tax	(0.6)%	0.9%	(1.0)%

Business Overview

In recent years, B&N Retail has experienced declining sales trends due to secular industry challenges, leading to lower comparable store sales, decreased online sales and store closures. The Company also experienced expense deleverage due to the declining sales trends. More recently, the Company has benefited from favorable book industry trends, including a plateauing of the growth of the digital book market. In addition, the Company implemented successful merchandising initiatives, which improved traffic and sales trends, especially in its non-book businesses. The Company has also increased the size and scope of its in-store events, which now include nationwide campaigns, such as Get Pop-Cultured and Maker Faire that increase traffic and sales and further reinforce Barnes & Noble as a community center. The Company is also improving the navigation and discovery of titles that takes place in its stores to make books easier to find amongst its vast selection, which it believes will improve performance. The Company launched a new eCommerce platform in June 2015 and expected certain challenges that generally accompany any new site launch. However, the challenges were greater than anticipated and reduced website traffic, as well as conversion. The Company has been and continues to implement website fixes to increase traffic and conversion on the site, as well as improve the overall user experience. BN.com is an important component of the Company’s omni-channel strategy, and it believes that in the long term the new platform will enable it to be more competitive in the marketplace.

The Company believes that through its omni-channel offering it is well positioned to improve results and is focused on executing four key objectives to achieve success, including: significantly reducing NOOK losses; growing online and bookstore sales; reducing B&N Retail’s cost structure; and growing its Membership program.

The Company has recently taken a number of actions that will help further reduce NOOK losses, including the exit of its Apps and Video businesses, as well as the exit of the U.K. eBook market. The Company also entered into an agreement with Bahwan CyberTek (BCT) to outsource certain NOOK functions, including cloud management and development support for NOOK software, which will enable it to close its Santa Clara, CA and Taipei offices. Additionally, the Company entered into a new partnership with Samsung to bring new co-branded devices to market.

To grow online and bookstore sales, the Company will utilize the strong Barnes & Noble brand and retail footprint to attract customers to its omni-channel offerings. The Company has also recently created individual bookstore social media accounts, which enable its booksellers to communicate directly with customers at the local level to inform them of all the great events and merchandise available at their local Barnes & Noble stores. The Company is also focused on increasing traffic through store events, and conversion through improved navigation and discovery throughout the store, including a customer friendly and more intuitive organization of books and improved signage for easier browsing within and across sections.

The Company is reviewing its organizational design and exploring process improvements to look for opportunities to reduce B&N Retail’s selling and administrative expenses. The Company also retained consultants to help evaluate and benchmark its selling and administrative expenses to its peers, as well as provide recommendations.

The Company’s Membership program provides the Company with valuable data and insights into its customer base, enabling the Company to have deeper relationships and more meaningful communications with its Members. The Company plans to leverage its unique assets to increase the appeal of the program and the loyalty of its Members.

52 Weeks Ended April 30, 2016 Compared with 52 Weeks Ended May 2, 2015

The following tables summarize the Company’s results of operations for the 52 weeks ended April 30, 2016 and 52 weeks ended May 2, 2015.

Sales

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	% Total	May 2, 2015	% Total
B&N Retail	$4,028,614	96.8%	$4,108,243	95.6%
NOOK	191,520	4.6%	263,833	6.1%
Elimination	(56,290)	(1.4)%	(74,968)	(1.7)%

Total Sales	$4,163,844	100.0%	$4,297,108	100.0%

The Company’s sales decreased $133.3 million, or 3.1%, during fiscal 2016 to $4.164 billion from $4.297 billion during fiscal 2015. The changes by segment are as follows:

•

B&N Retail sales decreased $79.6 million, or 1.9%, to $4.029 billion from $4.108 billion during the same period one year ago, and accounted for 96.8% of total Company sales. Online sales were impacted by challenges following the launch of the new BN.com website, decreasing $49.0 million, or 14.4%, versus the prior year. Closed stores decreased sales by $40.5 million. Device warranty reimbursements, resulting from favorable claims experience with a warranty service provider, decreased $4.8 million on a year-to-date basis as compared to the prior year due to a smaller claim period and lower volume. These unfavorable variances were partially offset by a $3.0 million increase in gift card breakage as redemptions continue to run lower than historical patterns. B&N Retail also includes third-party sales of Sterling Publishing Co., Inc., which increased by $8.7 million, or 21.7%, on increased adult coloring book business.

Comparable store sales decreased $1.3 million, or essentially flat, as compared to the prior year. Of the $1.3 million decrease in comparable store sales, core comparable store sales, which exclude sales of NOOK® products, increased $13.0 million, or 0.4%, as compared to the prior year. Non-book core categories increased sales by $48.3 million, or 4.2%, on growth of the Toys & Games and Gift businesses. Book categories decreased sales by $35.3 million, or 1.5%, primarily on lower sales of Trade and Juvenile titles, partially offset by strong sales of coloring books. Sales of NOOK® products at B&N Retail stores decreased $14.3 million, or 19.2%, versus the prior year on lower device unit sales and lower average selling prices.

•

NOOK sales decreased $72.3 million, or 27.4%, to $191.5 million from $263.8 million during the same period one year ago, and accounted for 4.6% of total Company sales. Digital content sales decreased $47.3 million, or 26.7%, to $130.0 million primarily on lower unit sales and to a lesser extent, agency vs. non-agency mix. Device and accessories sales decreased $25.0 million, or 28.9%, to $61.5 million primarily on lower unit sales.

•

Elimination sales, which represent sales from NOOK to B&N Retail on a sell-through basis, decreased $18.7 million, or 24.9%, versus the prior year. NOOK sales, net of elimination, accounted for 3.2% of total Company sales.

In fiscal 2016, the Company closed eight Barnes & Noble stores, bringing its total number of B&N Retail stores to 640, with 16.9 million square feet, in the 50 states.

Cost of Sales and Occupancy

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	% Sales	May 2, 2015	% Sales
B&N Retail	$2,770,209	68.8%	$2,798,846	68.1%
NOOK	122,628	64.0%	147,306	55.8%
Elimination	(56,290)	(29.4)%	(74,968)	(28.4)%

Total Cost of Sales and Occupancy	$2,836,547	68.1%	$2,871,184	66.8%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $34.6 million, or 1.2%, to $2.837 billion in fiscal 2016 from $2.871 billion in fiscal 2015. Cost of sales and occupancy increased as a percentage of sales to 68.1% in fiscal 2016 from 66.8% in fiscal 2015. The percentage of sales changes by segment are as follows:

•

B&N Retail cost of sales and occupancy increased as a percentage of sales to 68.8% from 68.1%, or 70 basis points, during the same period one year ago. This increase was due to the following factors. Ecommerce margin decreased 35 basis points on the Company’s promotional activity, reserves on non-returnable products increased 30 basis points on inventory mix, distribution costs increased 15 basis points on the transition to a new third-party service provider during the year, as well as expense deleverage, higher occupancy costs of 20 basis points on expense deleverage and the lower warranty reimbursement of 10 basis points, partially offset by a favorable product mix (45 basis points).

•

NOOK cost of sales and occupancy increased as a percentage of sales to 64.0% from 55.8% during the same period one year ago. The prior year included a favorable benefit from the adjustment of lease accounting items to reflect the impact of the Palo Alto relocations. This benefit, net of closing costs, was primarily driven by the reversal of previously deferred rent liabilities upon exiting the facility. In addition, the prior year included a favorable reduction in costs of goods sold on renegotiated parts and components liabilities. Cost of sales and occupancy was also impacted by product mix and sales deleverage.

Gross Profit

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	% Sales	May 2, 2015	% Sales
B&N Retail	$1,258,405	31.2%	$1,309,397	31.9%
NOOK	68,892	50.9%	116,527	61.7%

Total Gross Profit	$1,327,297	31.9%	$1,425,924	33.2%

The Company’s consolidated gross profit decreased $98.6 million, or 6.9%, to $1.327 billion in fiscal 2016 from $1.426 billion in fiscal 2015. This decrease was due to the matters discussed above.

Selling and Administrative Expenses

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	% Sales	May 2, 2015	% Sales
B&N Retail	$1,043,221	25.9%	$991,669	24.1%
NOOK	133,557	98.8%	200,396	106.1%

Total Selling and Administrative Expenses	$1,176,778	28.3%	$1,192,065	27.7%

Selling and administrative expenses decreased $15.3 million, or 1.3%, to $1.177 billion in fiscal 2016 from $1.192 billion in fiscal 2015. Selling and administrative expenses increased as a percentage of sales to 28.3% in fiscal 2016 from 27.7% in fiscal 2015. The percentage of sales changes by segment are as follows:

•

B&N Retail selling and administrative expenses increased as a percentage of sales to 25.9% from 24.1% during the same period one year ago. The current year included executive severance costs of $10.5 million, an impairment charge on a publishing contract of $3.8 million and a net increase in pension settlement charges of $13.6 million ($20.9 million in the current year and $7.3 million in the prior year). Excluding these charges, selling and administrative expenses increased 100 basis points as a percentage of sales to 25.0% from 24.0% during the same period one year ago. Advertising costs increased 30 basis points as the Company invested in the bookstore-focused “You never know who you’ll meet at Barnes & Noble” holiday television campaign. Store payroll increased 30 basis points (on store sales) as wage increases outpaced productivity gains. The new website increased expenses by 20 basis points primarily due to a significant amount of website fixes to stabilize the site, increase traffic and improve the overall user experience. Other increases include increased employee benefit costs (20 basis points).

•

NOOK selling and administrative expenses decreased as a percentage of sales to 98.8% from 106.1% during the same period one year ago. On a dollar basis, selling and administrative expenses decreased $66.8 million on cost rationalization efforts, including lower compensation-related costs, advertising, consulting and legal costs, as well as lower variable costs on the sales decline, partially offset by higher severance, bad debt and exit costs related to the Video, Apps and UK businesses.

Depreciation and Amortization

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	% Sales	May 2, 2015	% Sales
B&N Retail	$101,888	2.5%	$104,373	2.5%
NOOK	33,975	25.1%	39,292	20.8%

Total Depreciation and Amortization	$135,863	3.3%	$143,665	3.3%

Depreciation and amortization decreased $7.8 million, or 5.4%, to $135.9 million in fiscal 2016 from $143.7 million in fiscal 2015. This decrease was primarily attributable to fully depreciated assets and store closings, partially offset by additional capital expenditures.

Operating Profit (Loss)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	% Sales	May 2, 2015	% Sales
B&N Retail	$113,296	2.8%	$213,355	5.2%
NOOK	(98,640)	(72.9)%	(123,161)	(65.2)%

Total Operating Profit	$14,656	0.4%	$90,194	2.1%

The Company’s consolidated operating profit decreased $75.5 million, or 83.8%, to an operating profit of $14.7 million in fiscal 2016 from an operating profit of $90.2 million in fiscal 2015. This decrease was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 Weeks Ended	52 Weeks Ended
Dollars in thousands	April 30, 2016	May 2, 2015	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$8,770	$17,678	(50.4)%

Net interest expense and amortization of deferred financing fees decreased $8.9 million, or 50.4%, to $8.8 million in fiscal 2016 from $17.7 million in fiscal 2015. This decrease was primarily due to lower interest related to the repayment of the Junior Seller Note in September 2014 and lower deferred financing fees in conjunction with the refinancing of the credit facility.

Income Taxes

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	Effective Rate	May 2, 2015	Effective Rate
Income Taxes	$(8,814)	(149.7)%	$39,644	54.7%

The Company recorded an income tax benefit of $8.8 million in fiscal 2016 compared with an income tax provision of $39.6 million in fiscal 2015. The Company’s effective tax rate was (149.7)% and 54.7% in fiscal 2016 and fiscal 2015, respectively. The income tax (benefit)/provision in fiscal 2016 and fiscal 2015, respectively, include the impact of permanent items such as meals and entertainment, non-deductible executive compensation and changes in uncertain tax positions. Fiscal 2016 also includes the impact of the finalization of the federal income tax audit covering the 2008 through 2012 tax years, the closure of many state taxing jurisdiction statutes and the impact of new legislation enacted by Congress permanently reinstating the research and development credit. The Company continues to maintain a valuation allowance against certain state items. In the prior year, the Company recorded the tax implications of the Microsoft agreement, which do not impact the current year, as a result of the termination of the Microsoft agreement in December 2014.

In accordance with accounting principles generally accepted in the United States (GAAP) rules on accounting for income taxes, the Company evaluates the realizability of its deferred tax assets at each reporting date. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a particular deferred tax asset will not be realized. As part of this evaluation, the Company reviews all evidence, both positive and negative, to determine if a valuation allowance is needed. The Company’s review of positive evidence included the review of historic profitability, projected profitability, feasible tax planning strategies that may be implemented and the reversal of temporary items. The Company determined that there was sufficient negative evidence to establish valuation allowances against certain deferred tax assets, totaling $6.7 million. The Company will monitor the need for additional valuation allowances at each quarter in the future and adjust the valuation allowance as necessary.

Net Income from Continuing Operations

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	Diluted EPS	May 2, 2015	Diluted EPS
Net Income from Continuing Operations	$14,700	$0.05	$32,872	$0.15

As a result of the factors discussed above, the Company reported a consolidated net income from continuing operations of $14.7 million (or $0.05 per diluted share) during fiscal 2016, compared with consolidated net income from continuing operations of $32.9 million (or $0.15 per diluted share) during fiscal 2015.

Net Income (Loss) from Discontinued Operations

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	Diluted EPS	May 2, 2015	Diluted EPS
Net Income (Loss) from Discontinued Operations	$(39,146)	$(0.54)	$3,724	$0.06

The Company has recognized the separation of B&N Education in accordance with ASC 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education for fiscal 2015 have been adjusted to include pre-spin B&N Education results and separation-related costs and exclude corporate allocations with B&N Retail, and have been classified as discontinued operations. Additionally, discontinued operations for fiscal 2016 include investment banking fees (as they directly relate to the Spin-Off), as well as pre-spin B&N Education results and separation-related costs and exclude corporate allocation adjustments with B&N Retail.

Net Income (Loss)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	Diluted EPS	May 2, 2015	Diluted EPS
Net Income (Loss)	$(24,446)	$(0.49)	$36,596	$0.21

As a result of the factors discussed above, the Company reported a consolidated net loss of $24.4 million (or $0.49 per diluted share) during fiscal 2016, compared with consolidated net income of $36.6 million (or $0.21 per diluted share) during fiscal 2015.

52 Weeks Ended May 2, 2015 Compared with 53 Weeks Ended May 3, 2014

The following tables summarize the Company’s results of operations for the 52 weeks ended May 2, 2015 and 53 weeks ended May 3, 2014.

Sales

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Total	May 3, 2014	% Total
B&N Retail	$4,108,243	95.6%	$4,295,140	92.7%
NOOK	263,833	6.1%	505,862	10.9%
Elimination	(74,968)	(1.7)%	(167,657)	(3.6)%

Total Sales	$4,297,108	100.0%	$4,633,345	100.0%

The Company’s sales decreased $336.2 million, or 7.3%, during fiscal 2015 to $4.297 billion from $4.633 billion during fiscal 2014. The changes by segment are as follows:

•

B&N Retail sales for the 52 weeks ended May 2, 2015, decreased $186.9 million, or 4.4%, to $4.108 billion from $4.295 billion during the 53 weeks ended May 3, 2014, and accounted for 95.6% of total Company sales. The inclusion of the 53rd week contributed $56.6 million of additional sales in fiscal 2014. Excluding the 53rd week, sales decreased $130.3 million, or 3.1%, for the year. The decrease was attributable to a 1.9% decrease in comparable store sales, which decreased sales by $68.7 million, closed stores, which decreased sales by $57.9 million and lower online sales, which declined by $16.3 million, or 4.6%. These unfavorable variances were partially offset by new stores, which increased sales by $5.8 million and a $7.3 million reimbursement resulting from favorable claims experience with a warranty service provider. B&N Retail also includes third-party sales of Sterling Publishing Co., Inc., which decreased by $1.6 million, or 3.9%, versus the prior year.

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

•

NOOK sales decreased $242.0 million, or 47.8%, to $263.8 million during the 52 weeks ended May 2, 2015 from $505.9 million during the 53 weeks ended May 3, 2014, and accounted for 6.1% of total Company sales. The inclusion of the 53rd week contributed $9.2 million of additional sales in fiscal 2014. Device and accessories sales decreased $173.7 million, or 66.7%, to $86.5 million on lower unit sales, partially offset by higher average selling prices. Digital content sales decreased $68.3 million, or 27.8%, to $177.3 million during the 52 weeks ended May 2, 2015 on lower unit sales, partially offset by higher average selling prices.

•

The elimination represents sales from NOOK to B&N Retail on a sell-through basis. The $92.7 million, or 55.3%, decrease versus the prior year was due to the lower device sales at B&N Retail. NOOK sales, net of elimination, accounted for 4.4% of total Company sales.

In fiscal 2015, the Company closed 13 Barnes & Noble stores, bringing its total number of B&N Retail stores to 648, with 17.1 million square feet, in the 50 states and the District of Columbia.

Cost of Sales and Occupancy

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Sales	May 3, 2014	% Sales
B&N Retail	$2,798,846	68.1%	$2,958,468	68.9%
NOOK	147,306	55.8%	423,585	83.7%
Elimination	(74,968)	(28.4)%	(167,657)	(33.1)%

Total Cost of Sales and Occupancy	$2,871,184	66.8%	$3,214,396	69.4%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies, depreciation and other operating expenses), rental expense, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $343.2 million, or 10.7%, to $2.871 billion in fiscal 2015 from $3.214 billion in fiscal 2014. Cost of sales and occupancy decreased as a percentage of sales to 66.8% in fiscal 2015 from 69.4% in fiscal 2014. The percentage of sales changes by segment are as follows:

•

B&N Retail cost of sales and occupancy decreased as a percentage of sales to 68.1% in fiscal 2015 from 68.9% in fiscal 2014. This decrease was attributable to a higher sales mix of higher margin core products (which exclude NOOK® products), which decreased cost of goods sold and occupancy as a percentage of sales by 60 basis points, lower core product markdowns, which decreased cost of goods sold and occupancy as a percentage of sales by 30 basis points on a lower mix of bestselling titles, increased vendor allowances on additional showroom partnerships, which decreased cost of sales and occupancy as a percentage of sales by 60 basis points and a $7.3 million reimbursement resulting from favorable claims experience with a warranty service provider (included in sales), which decreased cost of goods sold and occupancy as a percentage of sales by 20 basis points. These favorable variances were partially offset by higher occupancy costs, which increased cost of goods sold and occupancy as a percentage of sales by 40 basis points, expense deleverage of 35 basis points against the sales decline and lower vendor settlements of 20 basis points.

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

The prior year included a reduction in cost of sales of $25.7 million as the Company sold through devices at higher average selling prices than originally anticipated and also was able to use parts and components, which were previously written down, to build more devices to meet higher than expected demand. The prior year also included $21.8 million of inventory charges to write down device development and other costs reflective of the Company’s revised device strategy.

Gross Profit

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Sales	May 3, 2014	% Sales
B&N Retail	$1,309,397	31.9%	$1,336,672	31.1%
NOOK	116,527	61.7%	82,277	24.3%

Total Gross Profit	$1,425,924	33.2%	$1,418,949	30.6%

The Company’s consolidated gross profit increased $7.0 million, or 0.5%, to $1.426 billion in fiscal 2015 from $1.419 billion in fiscal 2014. This increase was due to the matters discussed above.

Selling and Administrative Expenses

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Sales	May 3, 2014	% Sales
B&N Retail	$991,669	24.1%	$987,479	23.0%
NOOK	200,396	106.1%	299,684	88.6%

Total Selling and Administrative Expenses	$1,192,065	27.7%	$1,287,163	27.8%

Selling and administrative expenses decreased $95.1 million, or 7.4%, to $1.192 billion in fiscal 2015 from $1.287 billion in fiscal 2014. Fiscal 2015 includes $9.5 million of separation related costs. Selling and administrative expenses decreased as a percentage of sales to 27.7% in fiscal 2015 from 27.8% in fiscal 2014. The percentage of sales changes by segment are as follows:

•

B&N Retail selling and administrative expenses increased as a percentage of sales to 24.1% in fiscal 2015 from 23.0% in fiscal 2014. This increase was primarily due to deleveraging against the sales decline of 30 basis points, primarily due to store payroll given the comparable store sales decline. The increase also included higher professional fees, which increased selling and administrative expenses as a percentage of sales by 20 basis points (including separation-related costs and legal fees), a pension settlement charge, which increased selling and administrative expenses as a percentage of sales by 20 basis points and higher advertising costs, which increased selling and administrative expenses as a percentage of sales by 10 basis points.

•	NOOK selling and administrative expenses increased as a percentage of sales to 106.1% in fiscal

2015 from 88.6% in fiscal 2014. Fiscal 2014 included a $28.4 million asset impairment resulting from the relocation of the Palo Alto, CA facility. Excluding the impairment charge, selling and administrative expenses as a percentage of sales increased on sales deleverage. On a dollar basis excluding this charge, expenses declined $70.9 million primarily on cost rationalization, including compensation, legal and consulting costs of approximately $46.6 million, lower advertising costs of $12.0 million and lower variable expenses commensurate with the sales decline.

Depreciation and Amortization

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Sales	May 3, 2014	% Sales
B&N Retail	$104,373	2.5%	$125,991	2.9%
NOOK	39,292	20.8%	42,802	12.7%

Total Depreciation and Amortization	$143,665	3.3%	$168,793	3.6%

Depreciation and amortization decreased $25.1 million, or 14.9%, to $143.7 million in fiscal 2015 from $168.8 million in fiscal 2014. This decrease was primarily attributable to fully depreciated assets and store closings at B&N Retail, partially offset by additional capital expenditures.

Operating Profit (Loss)

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	% Sales	May 3, 2014	% Sales
B&N Retail	$213,355	5.2%	$223,202	5.2%
NOOK	(123,161)	(65.2)%	(260,209)	(76.9)%

Total Operating Profit (Loss)	$90,194	2.1%	$(37,007)	(0.8)%

The Company’s consolidated operating profit increased $127.2 million, or 343.7%, to an operating profit of $90.2 million in fiscal 2015 from an operating loss of $37.0 million in fiscal 2014. This increase was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 Weeks Ended	53 Weeks Ended
Dollars in thousands	May 2, 2015	May 3, 2014	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$17,678	$29,122	(39.3)%

Net interest expense and amortization of deferred financing fees decreased $11.4 million, or 39.3%, to $17.7 million in fiscal 2015 from $29.1 million in fiscal 2014. This decrease was due to lower interest related to the repayment of the Junior Seller Note in September 2014, lower average borrowings and the terminated Microsoft commercial agreement.

Income Taxes

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	Effective Rate	May 3, 2014	Effective Rate
Income Taxes	$39,644	54.7%	$13,011	(19.7)%

The Company recorded an income tax provision in fiscal 2015 of $39.6 million compared with an income tax provision of $13.0 million in fiscal 2014. The Company’s effective tax rate increased to 54.7% in fiscal 2015 compared with (19.7)% in fiscal 2014. The higher effective tax rate in fiscal 2015 was due primarily to the impacts of the Microsoft Agreement and non-deductible expenses, partly offset by valuation allowances, R&D tax credits and changes to unrecognized tax benefits.

Net Income (Loss) from Continuing Operations

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	Diluted EPS	May 3, 2014	Diluted EPS
Net Income (Loss) from Continuing Operations	$32,872	$0.15	$(79,140)	$(1.67)

As a result of the factors discussed above, the Company reported a consolidated net income from continuing operations of $32.9 million (or $0.15 per diluted share) during fiscal 2015, compared with consolidated net loss from continuing operations of $79.1 million (or $1.67 per diluted share) during fiscal 2014.

Net Income from Discontinued Operations

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	Diluted EPS	May 3, 2014	Diluted EPS
Net Income from Discontinued Operations	$3,724	$0.06	$31,872	$0.54

The Company has recognized the separation of B&N Education in accordance with ASC 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education for fiscal 2015 and fiscal 2014 have been adjusted to include pre-spin B&N Education results and separation-related costs and exclude corporate allocations with B&N Retail, and have been classified as discontinued operations.

Net Income (Loss)

	52 Weeks Ended		53 Weeks Ended
Dollars in thousands	May 2, 2015	Diluted EPS	May 3, 2014	Diluted EPS
Net Income (Loss)	$36,596	$0.21	$(47,268)	$(1.12)

As a result of the factors discussed above, the Company reported a consolidated net income of $36.6 million (or $0.21 per diluted share) during fiscal 2015, compared with consolidated net loss of $47.3 million (or $1.12 per diluted share) during fiscal 2014.

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

The Company’s cash and cash equivalents were $13.8 million as of April 30, 2016, compared with $14.6 million as of May 2, 2015. The Company had $47.2 million in borrowings under its $700.0 million New Credit Facility at April 30, 2016 and no borrowings under its $1.0 billion previous Credit Facility at May 2, 2015. The Company had $47.9 million of outstanding letters of credit as of April 30, 2016 compared with $66.9 million as of May 2, 2015.

Additional year-over-year balance sheet changes include the following:

•

Receivables, net increased $64.7 million, or 107.3%, to $124.9 million as of April 30, 2016, compared to $60.3 million as of May 2, 2015, primarily due to the Apple settlement receivable as well as higher third-party Sterling business.

•

Merchandise inventories, net decreased $62.0 million, or 6.2%, to $933.7 million as of April 30, 2016, compared to $995.7 million as of May 2, 2015. Retail inventories decreased $57.5 million, or 5.9%, primarily on targeted inventory reductions. NOOK inventories decreased $4.5 million, or 26.2%, versus the prior year commensurate with the decline in device sales volume.

•	Prepaid expenses and other current assets increased $11.9 million, or 12.7%, to $105.9 million as of April 30, 2016, compared to $94.0 million as of May 2, 2015, primarily due to tax differences.

•	Property and equipment, net decreased $43.2 million, or 12.6%, to $298.6 million as of April 30, 2016, compared to $341.7 million as of May 2, 2015, as depreciation outpaced capital expenditures.

•

Intangible assets, net decreased $4.7 million, or 1.5%, to $310.9 million as of April 30, 2016, compared to $315.7 million as of May 2, 2015, on additional amortization and a $3.8 million impairment of a publishing contract.

•

Other non-current assets increased $5.7 million, or 72.4%, to $13.6 million as of April 30, 2016, compared to $7.9 million as of May 2, 2015. Financing fees related to the New Credit Facility were partially offset by the amortization of financing fees over the past twelve months.

•

Accounts payable decreased $4.0 million, or 0.8%, to $480.6 million as of April 30, 2016, compared to $484.6 million as of May 2, 2015. Accounts payable were 51.5% and 48.7% of merchandise inventories as of April 30, 2016 and May 2, 2015, respectively. This ratio is subject to changes in product mix and the timing of purchases, payments and returns.

•

Accrued liabilities increased $33.5 million, or 10.3%, to $360.2 million as of April 30, 2016, compared to $326.7 million as of May 2, 2015. Accrued liabilities include deferred income, accrued taxes, compensation, occupancy related, legal and other selling and administrative miscellaneous accruals.

•

Gift card liabilities decreased $5.0 million, or 1.4%, to $353.1 million as of April 30, 2016, compared to $358.1 million as of May 2, 2015. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company recognized gift card breakage of $29.1 million and $26.1 million during the 52 weeks ended April 30, 2016 and May 2, 2015, respectively. Additional breakage may be required if gift card redemptions continue to run lower than historical patterns.

•

Long-term deferred taxes increased $38.2 million, or 242.0%, to $54.0 million as of April 30, 2016, compared to $15.8 million as of May 2, 2015. This increase is primarily due to an increase of timing differences and a change in valuation allowances.

•	Other long-term liabilities decreased $48.0 million, or 29.6%, to $114.2 million as of April 30, 2016, compared to $162.2 million as of May 2, 2015, due to lower deferred rent and lower tax reserves.

•	During July 2015, the outstanding Series J Preferred stock was converted to shares of the Company’s Common Stock.

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

The Company provided credits to eligible customers resulting from the settlements reached with certain publishers in antitrust lawsuits filed by various State Attorney Generals and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $44.2 million in total credits as a result of the settlement, which was funded by these publishers. During fiscal 2015, the Company received $31.9 million from these publishers related to this liability to the Company’s customers, all of which were activated by customers as of March 2015. These customers’ credits that were not activated by March 2015 expired.

Apple Settlement

The Company provided credits to eligible customers resulting from the settlement reached with Apple Inc. (Apple) in an antitrust lawsuit filed by various State Attorneys General and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $95.7 million in total credits as a result of the settlement, which is funded by Apple. If a customer’s credit is not used to make a purchase within one year, the entire credit will expire. The Company recorded estimated redemptions of $53.8 million as a receivable from Apple and a liability to its customers with a deadline of June 2017 for the activation of all credits.

Cash Flow

Net cash flows provided by operating activities for fiscal 2016 were $195.7 million, as compared to net cash flows used in operating activities of $0.7 million for fiscal 2015. The favorable year-over-year comparison was primarily attributable to changes in working capital.

Net cash flows used in investing activities for fiscal 2016 were $94.3 million, as compared to net cash flows used in investing activities of $94.8 million for fiscal 2015. The Company’s investing activities consist principally of capital expenditures for the maintenance of existing stores, merchandising initiatives, and enhancements to systems and the website. Capital expenditures totaled $94.3 million and $94.8 million during fiscal 2016 and fiscal 2015, respectively.

Net cash flows used in financing activities for fiscal 2016 were $47.8 million as the Company returned $72.8 million to its shareholders via common dividends and share repurchases, offset by net proceeds from its credit facility. Net cash flows used in financing activities of $169.8 million for fiscal 2015 included the repayment of the Junior Seller Note, the acquisition of preferred membership interests and preferred dividends, offset by Microsoft proceeds.

Capital Structure

Microsoft Investment

On April 27, 2012, Barnes & Noble entered into an investment agreement, pursuant to which Barnes & Noble transferred to the LLC its digital device, digital content and college bookstore businesses, and Morrison Investment Holdings, Inc. (Morrison) purchased from the LLC 300,000 convertible preferred membership interests in the LLC (Series A Preferred) for an aggregate purchase price of $300.0 million. Concurrently with its entry into this agreement, Barnes & Noble also entered into a commercial agreement with Microsoft, pursuant to which, among other things, the LLC would develop and distribute a Windows 8 application for eReading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP. The parties closed Morrison’s investment in the LLC and the commercial agreement became effective on October 4, 2012.

On December 3, 2014, Morrison, Microsoft, Barnes & Noble and Barnes & Noble Education entered into agreements, pursuant to which Morrison’s interest in the LLC was purchased by Barnes & Noble Education and the Microsoft commercial agreement was terminated effective as of such date. Pursuant to the Purchase Agreement (the Purchase Agreement) among Barnes & Noble, Barnes & Noble Education, Morrison and Microsoft, Barnes & Noble Education purchased from Morrison, and Morrison sold, all of its $300.0 million convertible Series A preferred limited liability company interest in the LLC in exchange for an aggregate purchase price of $124.9 million consisting of (i) $62.4 million in cash and (ii) 2,737,290 shares of common stock, par value $0.001 per share, of Barnes & Noble. The Purchase Agreement closed on December 4, 2014. The Company accounted for this transaction in accordance with ASC 810-10, Non-Controlling Interest (ASC 810-10) and it accordingly was reflected as an equity transaction. In connection with the closing, the parties entered into a Digital Business Contingent Payment Agreement, pursuant to which Microsoft is entitled to receive 22.7% of the proceeds from, among other events or transactions, (1) any future dividends or other distributions received from Barnes & Noble’s NOOK digital business at any time until the date that is three years from the closing, subject to a one-year extension under certain circumstances, and (2) the sale of Barnes & Noble’s NOOK digital business at any time until the date that is three years from the closing, subject to a one-year extension under certain circumstances.

Pearson Investment

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

Samsung Agreement

On June 4, 2014, NOOK Digital, LLC (NOOK Digital) (formerly NOOK Media Sub and barnesandnoble.com llc), a wholly owned subsidiary of B&N Education as of such date and a subsidiary of Barnes & Noble, entered into a commercial agreement (Agreement) with Samsung Electronics America, Inc. (Samsung) relating to tablets.

Pursuant to the Agreement, NOOK Digital, after good faith consultations with Samsung and subject to Samsung’s agreement, selected Samsung tablet devices under development to be customized and co-branded by NOOK Digital. Such devices are produced by Samsung. The co-branded NOOK® tablet devices are sold by NOOK Digital through Barnes & Noble retail stores, www.barnesandnoble.com and www.nook.com.

Under the Agreement, NOOK Digital committed to purchase a minimum of 1.0 million NOOK®-Samsung co-branded devices from Samsung within 12 months after the launch of the initial co-branded device, which occurred on August 20, 2014. The 12-month period was automatically extended by three months due to the quantity of sales of such co-branded devices through December 31, 2014, and the period was further extended until June 30, 2016 by an amendment executed by the parties on March 7, 2015.

NOOK Digital and Samsung have agreed to coordinate customer service for the co-branded NOOK® devices and have both agreed to a license of intellectual property to promote and market the devices. Additionally, Samsung has agreed to fund a marketing fund for the co-branded NOOK® devices at the initial launch and for the duration of the Agreement.

The Agreement had a two-year term, with certain termination rights, including termination (i) by NOOK Digital for a Samsung material default; (ii) by Samsung for a NOOK Digital material default; (iii) by NOOK Digital if Samsung fails to meet its shipping and delivery obligations in any material respect on a timely basis; and (iv) by either party upon insolvency or bankruptcy of the other party.

On May 17, 2016, NOOK Digital and Samsung amended the Agreement, pursuant to which NOOK Digital agreed to a minimum purchase commitment of devices with a total retail value equal to $10.0 million during the first twelve months after launch of any co-branded NOOK tablet device. The amended minimum purchase commitment replaces all prior purchase commitments contained in the Agreement by NOOK Digital and Samsung.

Preferred Shares

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty), pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204.0 million in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock were convertible, at the option of the holders, into shares of Common Stock representing 16.6% of the Common Stock outstanding as of August 29, 2011 (after giving pro forma effect to the issuance of the Preferred Stock) based on the initial conversion rate. The initial conversion rate reflected an initial conversion price of $17.00 and was subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock was equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock paid quarterly and subject to adjustment in certain circumstances.

On April 8, 2014, Liberty sold the majority of its shares to qualified institutional buyers in reliance on Rule 144A under the Securities Act and had retained an approximate 10% stake of its initial investment. As a result, Liberty no longer had the right to elect two preferred stock directors to the Company’s Board. Additionally, the consent rights and pre-emptive rights, to which Liberty was previously entitled, ceased to apply.

On June 5, 2015, the Company entered into conversion agreements with five beneficial owners (Series J Holders) of its Preferred Stock, pursuant to which each of the Series J Holders had agreed to convert (Conversion) shares of Preferred Stock it beneficially owned into shares of the Company’s common stock, par value $0.001 per share (Company Common Stock), and additionally received a cash payment from the Company in connection with the Conversion.

On July 9, 2015, the Company completed the Conversion. Pursuant to the terms of the Conversion Agreements, the Series J Holders converted an aggregate of 103,995 shares of Preferred Stock into 6,117,342 shares of Company Common Stock, and made an aggregate cash payment to the Series J Holders of $3.7 million plus cash in lieu of fractional shares in connection with the Conversion.

On July 10, 2015, the Company gave notice of its exercise of the right to force conversion of all outstanding shares of its Senior Convertible Redeemable Series J Preferred Stock into Company Common Stock pursuant to Section 9 of the Certificate of Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series J Preferred Stock, dated as of August 18, 2011 (the Forced Conversion). The effective date of the Forced Conversion was July 24, 2015. On the date of the Forced Conversion, each share of Series J Preferred Stock was automatically converted into 59.8727 shares of Company Common Stock, which included shares of Company Common Stock reflecting accrued and unpaid dividends on Series J Preferred Stock. Each holder of Series J Preferred Stock received whole shares of Company Common Stock and a cash amount in lieu of fractional shares of Company Common Stock.

As a result of the transactions described above, all shares of Series J Preferred Stock were retired by the Company and are no longer outstanding.

Resignation Charge

On August 2, 2015, Michael P. Huseby resigned from the Company’s Board of Directors and as Chief Executive Officer of the Company, which was contingent upon the successful separation of B&N Education. In connection with his termination of employment, he received severance payments based on the terms of his employment agreement with the Company, effective as of January 7, 2014. Under the terms of his employment agreement, upon a resignation for “Good Reason”, Mr. Huseby was entitled to receive lump-sum severance equal to two times the sum of (a) annual base salary, (b) the average annual incentive compensation paid to the named executive officer with respect to the preceding two completed years and (c) the cost of benefits. In addition, Mr. Huseby was entitled to accelerated vesting of the equity-based awards granted pursuant to his employment agreement. As a result, Mr. Huseby received a severance payment equal to $7.7 million and additionally was entitled to 300,000 shares of the Company’s common stock pursuant to the accelerated vesting of the equity-based awards, which were settled for cash based on the closing price of the Company’s common stock on the record date of the Spin-Off in an amount equal to $8.0 million. The net cash payments related to Mr. Huseby’s resignation totaled $15.7 million during the second fiscal quarter ended October 31, 2015. Mr. Huseby’s 300,000 shares have been ratably expensed from the initial grant date, thereby reducing the total resignation charge to $10.5 million, which was recorded within selling and administrative expenses during the second fiscal quarter ended October 31, 2015.

Credit Facility

Prior to August 3, 2015, the Company was party to an amended and restated credit facility with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified to date, the Credit Facility), consisting of up to $1.0 billion in aggregate commitments under a five-year asset-backed revolving credit facility, which was scheduled to expire on April 29, 2016.

On August 3, 2015, the Company and certain of its subsidiaries entered into a credit agreement (New Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders from time to time party thereto, under which the lenders committed to provide a five-year asset-backed revolving credit facility in an aggregate committed principal amount of $700.0 million (New Credit Facility). Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Bank, N.A. and SunTrust Robinson Humphrey, Inc. are the joint lead arrangers for the New Credit Facility. The $700.0 million New Credit Facility replaced the $1.0 billion Credit Facility. Proceeds from the New Credit Facility are used for general corporate purposes, including seasonal working capital needs.

The Company and certain of its subsidiaries are permitted to borrow under the New Credit Facility. The New Credit Facility is secured by substantially all of the inventory, accounts receivable and related assets of the borrowers under the New Credit Facility (collectively, the Loan Parties), but excluding the equity interests in the Company and its subsidiaries, intellectual property, equipment and certain other property. Borrowings under the New Credit Facility are limited to a specified percentage of eligible collateral. The Company has the option to request an increase in commitments under the New Credit Facility of up to $250.0 million, subject to certain restrictions.

Interest under the New Credit Facility accrues, at the election of the Company, at a LIBOR or alternate base rate, plus, in each case, an applicable interest rate margin, which is determined by reference to the level of excess availability under the New Credit Facility. Loans will initially bear interest at LIBOR plus 1.750% per annum, in the case of LIBOR borrowings, or at the alternate base rate plus 0.750% per annum, in the alternative, and thereafter the interest rate will fluctuate between LIBOR plus 2.000% per annum and LIBOR plus 1.500% per annum (or between the alternate base rate plus 1.000% per annum and the alternate base rate plus 0.500% per annum), based upon the average daily availability for the immediately preceding fiscal quarter.

The New Credit Agreement contains customary negative covenants, which limit the Company’s ability to incur additional indebtedness, create liens, make investments, make restricted payments or specified payments and merge or acquire assets, among other things. In addition, if excess availability under the New Credit Facility were to fall below certain specified levels, certain additional covenants (including fixed charge coverage ratio requirements) would be triggered, and the lenders would assume dominion and control over the Loan Parties’ cash.

The New Credit Agreement contains customary events of default, including payment defaults, material breaches of representations and warranties, covenant defaults, default on other material indebtedness, customary ERISA events of default, bankruptcy and insolvency, material judgments, invalidity of liens on collateral, change of control or cessation of business. The New Credit Agreement also contains customary affirmative covenants and representations and warranties.

The following table presents selected information related to the Company’s credit facilities (in thousands):

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Credit facility at period end	$47,200	—	—
Average balance outstanding during the period	$66,948	18,227	48,254
Maximum borrowings outstanding during the period	$293,200	202,800	180,300
Weighted average interest rate during the period (a)	8.21%	38.18%	15.65%
Interest rate at end of period	2.69%	0.00%	0.00%

(a)	Includes commitment fees.

The Company wrote off $0.5 million of deferred financing fees related to the Credit Facility during the 52 weeks ended April 30, 2016 and the remaining unamortized deferred financing fees of $3.5 million were deferred and are being amortized over the five-year term of the New Credit Facility. The Company also incurred $5.7 million of fees to secure the New Credit Facility, which are being amortized over the five-year term accordingly.

Fees expensed with respect to the unused portion of the credit facilities were $2.8 million, $4.7 million and $4.4 million during fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

The Company had $47.9 million of outstanding letters of credit under its New Credit Facility as of April 30, 2016 compared with $66.9 million under the previous Credit Facility as of May 2, 2015.

The Company has no agreements to maintain compensating balances.

Capital Investment

The Company’s investing activities consist principally of capital expenditures for the maintenance of existing stores, merchandising initiatives, and enhancements to systems and the website. Capital expenditures totaled $94.3 million, $94.8 million and $96.7 million during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Fiscal 2017 capital expenditure levels are expected to be approximately $100.0 million, although commitment to many such expenditures has not yet been made. Capital expenditures planned for fiscal 2017 primarily include new store development, merchandising initiatives, maintenance of existing stores, enhancements to systems and the website.

Based upon the Company’s current operating levels and capital expenditures for fiscal 2017, management believes cash and cash equivalents on hand, funds available under its credit facility and short-term vendor financing will be sufficient to meet the Company’s normal working capital and debt service requirements for at least the next twelve months. The Company regularly evaluates its capital structure and conditions in the financing markets to ensure it maintains adequate flexibility to successfully execute its business plan.

On October 20, 2015, the Company’s Board of Directors authorized a new stock repurchase program of up to $50.0 million of its common shares. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. The repurchase problem has no expiration date and may be suspended or discontinued at any time. The Company’s repurchase plan is intended to comply with the requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended. During fiscal 2016, the Company repurchased 2,763,142 shares at a cost of $26.7 million under this plan. The Company has remaining capacity of approximately $23.3 million under this program as of April 30, 2016.

As of April 30, 2016, the Company has repurchased 37,941,321 shares at a cost of approximately $1.1 billion since the inception of the Company’s stock repurchase programs. The repurchased shares are held in treasury.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of April 30, 2016 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease obligations (a)	$1,109.1	$312.2	$456.6	$220.8	$119.5
Purchase obligations (b)	57.7	37.6	20.1	—	—
Interest obligations (c)	11.7	2.8	5.5	3.4	—
Other long-term liabilities reflected on the Company’s balance sheet under U.S. GAAP (d)	—	—	—	—	—

Total	$1,178.5	$352.6	$482.2	$224.2	$119.5

(a)	Excludes obligations under store leases for insurance, taxes and other maintenance costs, which totaled approximately 20.7% of the minimum rent payments under those leases.

(b)	Includes hardware and software maintenance contracts and inventory purchase commitments.

(c)	Represents commitment fees related to the Company’s Credit Facility.

(d)	Excludes $14.6 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 12 to the Notes to Consolidated Financial Statements.

See also Note 11 to the Notes to Consolidated Financial Statements for information concerning the Company’s pension and postretirement plans.

Off-Balance Sheet Arrangements

As of April 30, 2016, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

Impact of Inflation

The Company does not believe that inflation has had a material effect on its net sales or results of operations.

Certain Relationships and Related Transactions

See Note 24 to the Notes to Consolidated Financial Statements.

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

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale or shipment, other than those with multiple elements and Free On Board (FOB) destination point shipping terms. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience. ECommerce revenue from sales of products ordered through the Company’s websites is recognized upon estimated delivery and receipt of the shipment by its customers. Freight costs are included within the Company’s cost of sales and occupancy. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

In accordance with ASC 605-25, Revenue Recognition, Multiple-Element Arrangements, and Accounting Standards Updates (ASU) No. 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK® device revenue is recognized at the segment point of sale.

The Company includes post-service customer support (PCS) in the form of software updates and potential increased functionality on a when-and-if-available basis with the purchase of a NOOK® from the Company. Using the relative selling-price method described above, the Company allocates revenue based on the best estimate of selling price for the deliverables as no vendor-specific objective evidence or third-party evidence exists for any of the elements. Revenue allocated to NOOK® and the software essential to its functionality is recognized at the time of sale, provided all other conditions for revenue recognition are met. Revenue allocated to the PCS is deferred and recognized on a straight-line basis over the 2-year estimated life of a NOOK® device.

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 0% and 4%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of April 30, 2016 and May 2, 2015 was $0.2 million and $2.3 million, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

The Company also pays certain vendors who distributed NOOK® a commission on the content sales sold through that device. The Company accounts for these transactions as a reduction in the sales price of the NOOK® based on historical trends of content sales and a liability is established for the estimated commission expected to be paid over the life of the product. The Company recognizes revenue of the content at the point of sale of the content. The Company records revenue from sales of digital content, sales of third-party extended warranties, service contracts and other products, for which the Company is not obligated to perform, and for which the Company does not meet the criteria for gross revenue recognition under ASC 605-45-45, Reporting Revenue Gross as a Principal versus Net as an Agent, on a net basis. All other revenue is recognized on a gross basis.

The Company rents physical textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. The Company offers a buyout option to allow the purchase of a rented book at the end of the semester. The Company records the buyout purchase when the customer exercises and pays the buyout option price. In these instances, the Company would accelerate any remaining deferred rental revenue at the point of sale.

NOOK acquires the rights to distribute digital content from publishers and distributes the content on www.barnesandnoble.com, NOOK® devices and other eBookstore platforms. Certain digital content is distributed under an agency pricing model, in which the publishers set prices for eBooks and NOOK receives a commission on content sold through the eBookstore. The majority of the Company’s eBooks are sold under the agency model.

The Barnes & Noble Member Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail, for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the twelve-month period based upon historical spending patterns for Barnes & Noble Members.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09, as amended by ASU 2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-12, is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted for annual reporting periods beginning after December 15, 2016. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company has not yet selected a transition method nor has it determined the impact of adoption on its consolidated financial statements.

Merchandise Inventories

Merchandise inventories, which primarily consist of finished goods, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under the first-in, first-out (FIFO) basis. NOOK merchandise inventories are recorded based on the average cost method.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on the Company’s history of liquidating non-returnable inventory are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory reserve would have affected pre-tax earnings by approximately $5.4 million in fiscal 2016.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if the Company’s estimates regarding shortage rates are incorrect, it may be exposed to losses or gains that could be material. A 10 basis point change in actual shortage rates would have affected pre-tax earnings by approximately $0.7 million in fiscal 2016.

Internal-Use Software and Website Development Costs

Direct costs incurred to develop software for internal use and website development costs are capitalized and amortized over an estimated useful life of three to seven years. During fiscal 2016 and 2015, the Company capitalized costs, primarily related to labor, consulting, hardware and software, of $31.5 million and $37.1 million, respectively. Amortization of previously capitalized amounts was $30.5 million, $27.6 million and $24.2 million for fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Costs related to the design or maintenance of internal-use software and website development are expensed as incurred.

Research and Development Costs for Software Products

The Company follows the guidance in ASC 985-20, Cost of Software to be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and, therefore, research and development costs are generally expensed as incurred.

Stock-Based Compensation

The calculation of stock-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on traded option volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note 6 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

The Company does not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with the Company’s estimates or assumptions, the Company may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in the Company’s financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in the Company’s stock-based compensation expense for the year ended April 30, 2016 would have affected pre-tax earnings by approximately $1.4 million in fiscal 2016.

Property and Equipment and Other Long-Lived Assets

The Company’s long-lived assets include property and equipment and amortizable intangibles. At April 30, 2016, the Company had $298.6 million of property and equipment, net of accumulated depreciation, and $1.6 million of amortizable intangible assets, net of amortization, accounting for approximately 14.9% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses related to amortizable assets totaled $0.2 million, $0.4 million and $30.8 million during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would not have resulted in a material impairment charge on the Company’s results of operations in fiscal 2016.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 30, 2016, the Company had $211.3 million of goodwill and $309.3 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 25.9% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets (ASC 350-30), requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators.

The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2016. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the B&N Retail and NOOK reporting units, as of that date, exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. Goodwill is subject to further risk of impairment if B&N Retail comparable store sales decline or store closings accelerate. There were no impairment losses included in selling and administrative expenses related to goodwill during fiscal 2016, fiscal 2015 and fiscal 2014.

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $3.8 million, $0 and $1.6 million during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

During fiscal 2016, the Company impaired one of its publishing contracts due to a significant drop in current year business with that publisher, driven by lower title offerings, product quality and the loss of a distribution partner. As a result, the Company recorded an impairment charge of $3.8 million in selling and administrative expenses. During fiscal 2014, the Company recorded $1.6 million of impairments related to a certain publishing contract. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the continued declines in the physical book business, certain of these contracts were impaired.

A 10% decrease in the Company’s estimated discounted cash flows would have no impact on the Company’s evaluation of publishing contracts in fiscal 2016.

Gift Cards

The Company sells gift cards, which can be used in its stores, on www.barnesandnoble.com, on NOOK® devices and at B&N Education stores. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Over time, a portion of the gift cards issued is typically not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to recognize revenue associated with gift cards. Additional breakage may be required if gift card redemptions continue to run lower than historical patterns.

The Company recognized gift card breakage of $29.1 million, $26.1 million and $23.2 million during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. The Company had gift card liabilities of $353.1 million and $358.1 million as of April 30, 2016 and May 2, 2015, respectively. If estimates regarding the Company’s history of gift card breakage are incorrect, it may be exposed to losses or gains that could be material. A 25 basis point change in the Company’s gift card breakage rate at April 30, 2016 would have affected pre-tax earnings by approximately $15.0 million in fiscal 2016.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position. A 1% variance in the Company’s effective tax rate would have affected the Company’s results of operations in fiscal 2016 by $0.1 million.

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

Such statements reflect the current views of Barnes & Noble with respect to future events, the outcome of which is subject to certain risks, including, among others, the general economic environment and consumer spending patterns, decreased consumer demand for Barnes & Noble’s products, low growth or declining sales and net income due to various factors, including store closings, higher-than-anticipated or increasing costs, including with respect to store closings, relocation, occupancy (including in connection with lease renewals) and labor costs, the effects of competition, the risk of insufficient access to financing to implement future business initiatives, risks associated with data privacy and information security, risks associated with Barnes & Noble’s supply chain, including possible delays and disruptions and increases in shipping rates, various risks associated with the digital business, including the possible loss of customers, declines in digital content sales, risks and costs associated with ongoing efforts to rationalize the digital business and the digital business not being able to perform its obligations under the Samsung commercial agreement and the consequences thereof, the risk that financial and operational forecasts and projections are not achieved, the performance of Barnes & Noble’s online and other initiatives, effects on Barnes & Noble and its remaining businesses resulting from the separation of Barnes & Noble Education, unanticipated adverse litigation results or effects, potential infringement of Barnes & Noble’s intellectual property by third parties or by Barnes & Noble of the intellectual property of third parties, and other factors, including those factors discussed in detail in Item 1A, “Risk Factors,” and in Barnes & Noble’s other filings made hereafter from time to time with the Securities and Exchange Commission (SEC).

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

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2016	Fiscal 2015	Fiscal 2014
Sales	$4,163,844	$4,297,108	$4,633,345
Cost of sales and occupancy	2,836,547	2,871,184	3,214,396

Gross profit	1,327,297	1,425,924	1,418,949
Selling and administrative expenses	1,176,778	1,192,065	1,287,163
Depreciation and amortization	135,863	143,665	168,793

Operating income (loss)	14,656	90,194	(37,007)
Interest expense, net and amortization of deferred financing fees	8,770	17,678	29,122

Income (loss) before income taxes	5,886	72,516	(66,129)
Income taxes provision (benefit)	(8,814)	39,644	13,011

Net income (loss) from continuing operations	$14,700	$32,872	$(79,140)
Net income (loss) from discontinued operations	(39,146)	3,724	31,872

Net income (loss)	$(24,446)	$36,596	$(47,268)

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.05	$0.15	$(1.67)
Income (loss) from discontinued operations	(0.54)	0.06	0.54

Basic income (loss) per common share	$(0.49)	$0.21	$(1.12)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.05	$0.15	$(1.67)
Income (loss) from discontinued operations	(0.54)	0.06	0.54

Diluted income (loss) per common share	$(0.49)	$0.21	$(1.12)

Weighted average common shares outstanding:
Basic	72,410	60,842	58,971
Diluted	72,542	60,928	58,971
Dividends declared per common share	$0.60	$—	$—

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Fiscal 2016	Fiscal 2015	Fiscal 2014
Net income (loss)	$(24,446)	$36,596	$(47,268)
Other comprehensive income (loss), net of tax:	3,662	(9,370)	4,919
(Increase) decrease in minimum pension liability (net of deferred tax benefit (expense) of $(2,188), $4,603 and $(3,001), respectively)
Pension reclassification (net of deferred tax benefit (expense) of $(7,780), $(2,707) and $0, respectively) (see Note 11)	13,022	4,610	—

Total comprehensive income (loss)	$(7,762)	$31,836	$(42,349)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	April 30, 2016	May 2, 2015
ASSETS
Current assets:
Cash and cash equivalents	$13,838	$14,646
Receivables, net	124,917	60,265
Merchandise inventories, net	933,723	995,738
Prepaid expenses and other current assets	105,912	93,965
Current assets of discontinued operations	—	447,626

Total current assets	1,178,390	1,612,240

Property and equipment:
Land and land improvements	2,541	2,541
Buildings and leasehold improvements	1,058,452	1,057,975
Fixtures and equipment	1,560,005	1,531,315

	2,620,998	2,591,831
Less accumulated depreciation and amortization	2,322,418	2,250,096

Net property and equipment	298,580	341,735

Goodwill	211,276	215,197
Intangible assets, net	310,904	315,653
Other non-current assets	13,632	7,905
Non-current assets of discontinued operations	—	619,701

Total assets	$2,012,782	$3,112,431

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$480,574	$484,574
Accrued liabilities	360,194	326,660
Gift card liabilities	353,103	358,146
Current liabilities of discontinued operations	—	303,613

Total current liabilities	1,193,871	1,472,993

Long-term debt	47,200	—
Long-term deferred taxes	54,017	15,795
Other long-term liabilities	114,184	162,209
Non-current liabilities of discontinued operations	—	76,017
Redeemable Preferred Shares; $0.001 par value; 5,000 shares authorized; 0 and 204 shares issued, respectively	—	196,059
Shareholders’ equity:
Common stock; $0.001 par value; 300,000 shares authorized; 111,228 and 98,115 shares issued, respectively	112	98
Additional paid-in capital	1,738,034	1,927,997
Accumulated other comprehensive income (loss)	151	(16,533)
Retained earnings	(24,349)	357,512
Treasury stock, at cost, 37,941 and 34,841 shares, respectively	(1,110,438)	(1,079,716)

Total shareholders’ equity	603,510	1,189,358

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$2,012,782	$3,112,431

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)	Barnes & Noble, Inc. Shareholders’ Equity
	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at April 27, 2013	$93	1,383,848	(16,692)	410,349	(1,063,855)	$713,743
Net loss	—	—	—	(47,268)	—	(47,268)
Minimum pension liability, net of tax	—	—	4,919	—	—	4,919
Exercise of 66 common stock options	1	1,031	—	—	—	1,032
Stock options and restricted stock tax benefits	—	(1,587)	—	—	—	(1,587)
Stock-based compensation expense	—	12,171	—	—	—	12,171
Accretive dividend on preferred stockholders	—	—	—	(3,032)	—	(3,032)
Accrued/paid dividends for preferred stockholders	—	—	—	(16,028)	—	(16,028)
Treasury stock acquired, 286 shares	—	—	—	—	(5,254)	(5,254)

Balance at May 3, 2014	$94	1,395,463	(11,773)	344,021	(1,069,109)	$658,696
Net income	—	—	—	36,596	—	36,596
Minimum pension liability, net of tax	—	—	(9,370)	—	—	(9,370)
Pension reclassification (see Note 11)	—	—	4,610	—	—	4,610
Exercise of 83 common stock options	1	1,282	—	—	—	1,283
Stock options and restricted stock tax benefits	—	652	—	—	—	652
Stock-based compensation expense	—	19,989	—	—	—	19,989
Accretive dividend on preferred stockholders	—	—	—	(7,340)	—	(7,340)
Accrued/paid dividends for preferred stockholders	—	—	—	(15,765)	—	(15,765)
Treasury stock acquired, 477 shares	—	—	—	—	(10,607)	(10,607)
Acquisition of preferred membership interest	3	313,295	—	—	—	313,298
Settlement of Microsoft commercial liability	—	197,316	—	—	—	197,316

Balance at May 2, 2015	$98	1,927,997	(16,533)	357,512	(1,079,716)	$1,189,358

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands)	Barnes & Noble, Inc. Shareholders’ Equity
	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at May 2, 2015	$98	1,927,997	(16,533)	357,512	(1,079,716)	$1,189,358
Net loss	—	—	—	(24,446)	—	(24,446)
Minimum pension liability, net of tax	—	—	3,662	—	—	3,662
Pension reclassification	—	—	13,022	—	—	13,022
Exercise of 111 common stock options	2	1,301	—	—	—	1,303
Stock options and restricted stock tax benefits	—	1,094	—	—	—	1,094
Stock-based compensation expense	—	14,889	—	—	—	14,889
Accretive dividend on preferred stockholders and membership interests	—	—	—	(4,204)	—	(4,204)
Inducement fee paid upon conversion of Series J preferred stock	—	—	—	(3,657)	—	(3,657)
Cash dividends declared	—	—	—	(46,056)	—	(46,056)
Accrued dividends for long-term incentive awards	—	—	—	(451)	—	(451)
Purchase of treasury stock related to stock-based compensation, 337 shares	—	—	—	—	(4,004)	(4,004)
Treasury stock repurchase plan, 2,763 shares	—	—	—	—	(26,718)	(26,718)
Dividend to preferred shareholders paid in shares	—	1,783	—	(1,783)	—	—
Common shares issued upon conversion of Series J preferred stock	12	200,250	—	—	—	200,262
Cash settlement of equity award	—	(8,022)	—	—	—	(8,022)
Separation of B&N Education, Inc.	—	(401,258)	—	(301,264)	—	(702,522)

Balance at April 30, 2016	$112	1,738,034	151	(24,349)	(1,110,438)	$603,510

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	Fiscal 2016	Fiscal 2015	Fiscal 2014
(In thousands)
Cash flows from operating activities:
Net income (loss)	$(24,446)	$36,596	$(47,268)
Net income (loss) from discontinued operations	(39,146)	3,724	31,872

Net income (loss) from continuing operations	$14,700	$32,872	$(79,140)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	139,138	149,143	174,750
Stock-based compensation expense	14,201	16,875	11,154
Impairment charges	3,991	366	32,379
Deferred taxes	34,604	(3,858)	58,098
(Gain) loss on disposal of property and equipment	2,428	4,605	(920)
Decrease in other long-term liabilities	(48,025)	(4,201)	(5,223)
Pension contributions	(12,707)	(13,667)	(1,904)
Pension reclassification	20,802	7,317	—
Net (increase) decrease in other non-current assets	(3,405)	1,019	3,983
Changes in operating assets and liabilities, net	29,960	(191,201)	82,507

Net cash flows provided by (used in) operating activities	$195,687	$(730)	$275,684

Cash flows from investing activities:
Purchases of property and equipment	(94,274)	(94,805)	(96,728)
Net (increase) decrease in other non-current assets	—	—	3,402

Net cash flows used in investing activities	$(94,274)	$(94,805)	$(93,326)

Cash flows from financing activities:
Proceeds from credit facility	929,500	349,400	734,000
Payments on credit facility	(882,300)	(349,400)	(811,000)
Cash dividends paid	(46,056)	—	—
Treasury stock repurchase plan	(26,718)	—	—
Cash settlement of equity award	(8,022)	—	—
Payment of new credit facility related fees	(5,701)	—	—
Purchase of treasury stock related to stock-based compensation	(4,004)	(10,607)	(5,254)
Cash dividends paid to preferred shareholders	(3,941)	(16,026)	(15,768)
Inducement fee paid upon conversion of Series J preferred stock	(3,657)	—	—
Excess tax benefit from stock-based compensation	1,838	1,865	560
Proceeds from exercise of common stock options	1,303	1,282	1,031
Payment of Junior Seller Note	—	(127,250)	—
Acquisition of preferred membership interests	—	(76,175)	—
Net proceeds from Microsoft commercial agreement financing arrangement	—	57,161	84,675

Net cash flows used in financing activities	$(47,758)	$(169,750)	$(11,756)

Cash flows from discontinued operations:
Operating cash flows	(81,643)	57,657	48,255
Investing cash flows	(16,505)	(58,183)	(39,156)
Financing cash flows (including cash at date of Spin-Off)	(16,029)	—	—

Net cash flows provided by (used in) discontinued operations	(114,177)	(526)	9,099

Net increase (decrease) in cash and cash equivalents	(60,522)	(265,811)	179,701
Cash and cash equivalents at beginning of period	74,360	340,171	160,470

Cash and cash equivalents at end of period	13,838	74,360	340,171
Cash and cash equivalents of discontinued operations	—	(59,714)	(144,269)

Cash and cash equivalents at end of period	$13,838	$14,646	$195,902

Changes in operating assets and liabilities, net:
Receivables, net	$(64,652)	$44,715	$8,097
Merchandise inventories, net	62,015	(36,448)	206,121
Prepaid expenses and other current assets	(11,947)	(28,228)	4,197
Accounts payable and accrued liabilities	44,544	(171,240)	(135,908)

Changes in operating assets and liabilities, net	$29,960	$(191,201)	$82,507

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Fiscal Year	Fiscal 2016	Fiscal 2015	Fiscal 2014
(In thousands)
Supplemental cash flow information
Cash paid during the period for:
Interest	$12,217	$16,548	$20,115
Income taxes (net of refunds)	$16,107	$95,584	$3,471
Non-cash financing activity:
Accrued dividends for long-term incentive awards	$451	$—	$—
Dividends to preferred stockholders paid in shares	$1,783	$—	$—
Issuance of common stock upon conversion of Series J preferred stock	$200,262	$—	$—
Accrued dividends on redeemable preferred stock	$—	$3,941	$4,202
Acquisition of preferred membership interests for 2,737,290 shares of common stock of Barnes & Noble, Inc.	$—	$76,175	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended April 30, 2016 (fiscal 2016), 52 weeks ended May 2, 2015 (fiscal 2015) and 53 weeks ended May 3, 2014 (fiscal 2014).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, Inc. (Barnes & Noble or the Company), one of the nation’s largest booksellers,3 is a leading content and commerce company providing customers easy and convenient access to trade books and other content across its multi-channel distribution platform. As of April 30, 2016, the Company operates 640 bookstores in 50 states, maintains an eCommerce site, develops digital reading products and operates one of the largest digital bookstores. Barnes & Noble is utilizing the strength of its retail footprint in combination with its online and digital businesses to provide an omni-channel experience for its customers, fulfilling its commitment to offer customers any book, anytime, anywhere and in any format.

Barnes & Noble Retail (B&N Retail) operates 640 retail bookstores, primarily under the Barnes & Noble Booksellers® trade name, and includes the Company’s eCommerce site. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption online, NOOK®4 reading devices, co-branded NOOK® tablets and reading software for iOS, Android and Windows 8.

The Company’s principal business is the sale of trade books (generally, hardcover and paperback consumer titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, NOOK® and related accessories, bargain books, magazines, gifts, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on www.barnesandnoble.com. The Company offers its customers a full suite of textbook options — new, used, digital and rental.

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management, and makes decisions on the allocation of resources. The Company’s two operating segments are B&N Retail and NOOK.

Separation of B&N Education, Inc.

On February 26, 2015, Barnes & Noble announced plans for the legal and structural separation of Barnes & Noble Education, Inc. (Barnes & Noble Education or B&N Education) (formerly known as NOOK Media Inc.) from Barnes & Noble into an independent public company (the Spin-Off).

On July 14, 2015, the Barnes & Noble board of directors (the Board) approved the final distribution ratio and declared a pro rata dividend of the outstanding shares of B&N Education common stock, which resulted in the complete legal and structural separation of the two companies.

[3]	Based upon sales reported in trade publications and public filings.
[4]

Any references to NOOK® include the Company’s Samsung Galaxy Tab® S2 NOOK®, Samsung Galaxy Tab E NOOK®, Samsung Galaxy Tab® 4 NOOK® 7.0 device and NOOK GlowLightTM Plus, each of which includes the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

The distribution was subject to the satisfaction or waiver of certain conditions as set forth in B&N Education’s Registration Statement on Form S-1, which was filed with the SEC on February 26, 2015 and was amended on April 29, 2015, June 4, 2015, June 29, 2015, July 13, 2015, July 14, 2015 and July 15, 2015.

On August 2, 2015, Barnes & Noble completed the Spin-Off of Barnes & Noble Education and distributed, on a pro rata basis, all of the shares of B&N Education common stock to the Company’s stockholders of record as of July 27, 2015. These Barnes & Noble stockholders of record as of July 27, 2015 received a distribution of 0.632 shares of B&N Education common stock for each share of Barnes & Noble common stock held as of the record date. Immediately following the completion of the Spin-Off, the Company’s stockholders owned 100% of the outstanding shares of common stock of B&N Education. Following the Spin-Off, B&N Education operates as an independent public company and as the parent of Barnes & Noble College, trading on New York Stock Exchange under the ticker symbol “BNED”.

In connection with the separation of B&N Education, the Company and B&N Education entered into a Separation and Distribution Agreement on July 14, 2015 and several other ancillary agreements on August 2, 2015. These agreements govern the relationship between the Company and B&N Education after the separation and allocate between the Company and B&N Education various assets, liabilities, rights and obligations following the separation, including employee benefits, intellectual property, information technology, insurance and tax-related assets and liabilities. The agreements also describe the Company’s future commitments to provide B&N Education with certain transition services.

This Spin-Off is expected to be a non-taxable event for Barnes & Noble and its shareholders, and Barnes & Noble’s U.S. shareholders (other than those subject to special rules) generally will not recognize gain or loss as a result of the distribution of B&N Education shares.

Discontinued Operations of B&N Education, Inc.

The Company has recognized the separation of B&N Education in accordance with Accounting Standards Codification (ASC) 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education for fiscal 2015 have been adjusted to include pre-spin B&N Education results and separation-related costs and exclude corporate allocations with B&N Retail, and have been classified as discontinued operations. Additionally, discontinued operations for fiscal 2016 include investment banking fees (as they directly relate to the Spin-Off), as well as pre-spin B&N Education results and separation-related costs and exclude corporate allocation adjustments with B&N Retail.

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

On December 4, 2014, B&N Education re-acquired Microsoft’s interest in the LLC in exchange for cash and common stock of Barnes & Noble and the Microsoft commercial agreement was terminated effective as of such date. On December 22, 2014, B&N Education also re-acquired Pearson’s interest in the LLC and certain related warrants previously issued to Pearson. In connection with these transactions, Barnes & Noble entered into contingent payment agreements with Microsoft and Pearson providing for additional payments upon the occurrence of certain events, including upon a sale of the NOOK digital business. As a result of these transactions, Barnes & Noble owned, prior to the Spin-Off, 100% of B&N Education.

On May 1, 2015, B&N Education distributed to Barnes & Noble all of the membership interests in B&N Education’s NOOK digital business. As a result, B&N Education ceased to own any interest in the NOOK digital business, which remains a wholly owned subsidiary of Barnes & Noble.

On July 14, 2015, the Board approved the final distribution ratio and declared a pro rata dividend of the outstanding shares of B&N Education common stock, which resulted in the complete legal and structural separation of the two companies on August 2, 2015.

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

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under the first-in, first-out (FIFO) basis. NOOK merchandise inventories are recorded based on the average cost method.

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

Property and Equipment and Other Long-Lived Assets

Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Fixtures and equipment are capitalized and amortized over the shorter of their estimated useful lives or 10 years. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. System costs are capitalized and included in property and equipment. These costs are depreciated over their estimated useful lives from the date the systems become operational. The Company had $298,580 and $341,735 of property and equipment, net of accumulated depreciation, at April 30, 2016 and May 2, 2015, respectively, and $134,850, $139,204 and $161,252 of depreciation expense for fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Capitalized software costs of $79,890 and $39,897 for fiscal 2016 and fiscal 2015, respectively, are included in property and equipment.

The Company had $1,610 and $2,519 of amortizable intangible assets, net of amortization, at April 30, 2016 and May 2, 2015, respectively. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses related to amortizable assets totaled $150, $366 and $30,777 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 30, 2016, the Company had $211,276 of goodwill and $309,294 of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 25.9% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2016. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair values of the B&N Retail and NOOK reporting units as of that date exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. There were no impairment losses included in selling and administrative expenses related to goodwill during fiscal 2016, fiscal 2015 and fiscal 2014.

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $3,840, $0 and $1,602 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

During fiscal 2016, the Company impaired one of its publishing contracts due to a significant drop in current year business with that publisher, driven by lower title offerings, product quality and the loss of a distribution partner. As a result, the Company recorded an impairment charge of $3,840 in selling and administrative expenses. During fiscal 2014, the Company recorded $1,602 of impairments related to a certain publishing contract. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the continued declines in the physical book business, certain of these contracts were impaired.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the interest method. Unamortized costs included in other non-current assets as of April 30, 2016 and May 2, 2015 were $7,796 and $5,371, respectively. Amortization expense included in interest and amortization of deferred financing fees was $3,276, $5,477 and $5,957 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

Revenue Recognition

Revenue from sales of the Company’s products is recognized at the time of sale or shipment, other than those with multiple elements and Free On Board (FOB) destination point shipping terms. The Company accrues for estimated sales returns in the period in which the related revenue is recognized based on historical experience. ECommerce revenue from sales of products ordered through the Company’s websites is recognized upon estimated delivery and receipt of the shipment by its customers. Freight costs are included within the Company’s cost of sales and occupancy. Sales taxes collected from retail customers are excluded from reported revenues. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

In accordance with ASC No. 605-25, Revenue Recognition, Multiple-Element Arrangements, and Accounting Standards Updates (ASU) No. 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK® device revenue is recognized at the segment point of sale.

The Company includes post-service customer support (PCS) in the form of software updates and potential increased functionality on a when-and-if-available basis with the purchase of a NOOK® from the Company. Using the relative selling-price method described above, the Company allocates revenue based on the best estimate of selling price for the deliverables as no vendor-

specific objective evidence or third-party evidence exists for any of the elements. Revenue allocated to NOOK® and the software essential to its functionality is recognized at the time of sale, provided all other conditions for revenue recognition are met. Revenue allocated to the PCS is deferred and recognized on a straight-line basis over the 2-year estimated life of a NOOK® device.

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 0% and 4%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of April 30, 2016 and May 2, 2015 was $160 and $2,345, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

The Company also pays certain vendors who distributed NOOK® a commission on the content sales sold through that device. The Company accounts for these transactions as a reduction in the sales price of the NOOK® based on historical trends of content sales and a liability is established for the estimated commission expected to be paid over the life of the product. The Company recognizes revenue of the content at the point of sale of the content. The Company records revenue from sales of digital content, sales of third-party extended warranties, service contracts and other products, for which the Company is not obligated to perform, and for which the Company does not meet the criteria for gross revenue recognition under ASC 605-45-45, Reporting Revenue Gross as a Principal versus Net as an Agent, on a net basis. All other revenue is recognized on a gross basis.

The Company rents physical textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. The Company offers a buyout option to allow the purchase of a rented book at the end of the semester. The Company records the buyout purchase when the customer exercises and pays the buyout option price. In these instances, the Company would accelerate any remaining deferred rental revenue at the point of sale.

NOOK acquires the rights to distribute digital content from publishers and distributes the content on www.barnesandnoble.com, NOOK® devices and other eBookstore platforms. Certain digital content is distributed under an agency pricing model, in which the publishers set prices for eBooks and NOOK receives a commission on content sold through the eBookstore. The majority of the Company’s eBooks are sold under the agency model.

The Barnes & Noble Member Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail, for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the twelve-month period based upon historical spending patterns for Barnes & Noble Members.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09, as amended by ASU 2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-12, is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted for annual reporting periods beginning after December 15, 2016. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company has not yet selected a transition method nor has it determined the impact of adoption on its consolidated financial statements.

Research and Development Costs for Software Products

The Company follows the guidance in ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and, therefore, research and development costs are generally expensed as incurred.

Internal-Use Software and Website Development Costs

Direct costs incurred to develop software for internal use and website development costs are capitalized and amortized over an estimated useful life of three to seven years. During fiscal 2016 and 2015, the Company capitalized costs, primarily related to labor, consulting, hardware and software, of $31,531 and $37,145, respectively. Amortization of previously capitalized amounts was $30,461, $27,618 and $24,194 for fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Costs related to the design or maintenance of internal-use software and website development are expensed as incurred.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $53,569, $50,210 and $57,247 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

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

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $744, $1,301 and $2,423 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings (Loss) Per Common Share

In accordance with ASC 260-10-45, Share-Based Payment Arrangements and Participating Securities and the Two-Class Method, unvested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company’s unvested restricted shares and unvested restricted stock units granted prior to July 15, 2015 and shares issuable under the Company’s deferred compensation plan are considered participating securities. Cash dividends to restricted stock units and performance-based stock units granted on or after July 15, 2015 are not distributed until and except to the extent that the restricted stock units vest, and in the case of performance-based stock units, until and except to the extent that the performance metrics are achieved or are otherwise deemed satisfied. Stock options do not receive cash dividends. As such, these awards are not considered participating securities.

Basic earnings per common share is calculated by dividing the net income, adjusted for preferred dividends and income allocated to participating securities, by the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the dilution that would occur if any potentially dilutive instruments were exercised or converted into common shares. The dilutive effect of participating securities is calculated using the more dilutive of the treasury stock method or two-class method. Other potentially dilutive securities include preferred stock, stock options, restricted stock units granted after July 15, 2015, and performance-based stock units and are included in diluted shares to the extent they are dilutive under the treasury stock method for the applicable periods. See Note 10 to the Consolidated Financial Statements for further information regarding the calculation of basic and diluted earnings (loss) per common share.

Income Taxes

The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance, if determined to be necessary. The Company establishes a reserve for uncertain tax positions. If the Company considers that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, it recognizes the tax benefit. A reserve for an uncertain income tax position will be recognized if it has less than a 50% likelihood of being sustained. The tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments for those positions. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense.

Stock-Based Compensation

The calculation of stock-based employee compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on traded option volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note 5 to the Consolidated Financial Statements for a further discussion on stock-based compensation.

Gift Cards

The Company sells gift cards, which can be used in its stores, on www.barnesandnoble.com, on NOOK® devices and at B&N Education stores. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Gift cards redeemed at B&N Education are funded by the gift card liability at the Company. Over time, a portion of the gift cards issued is typically not redeemed. The

Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in income on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to recognize revenue associated with gift cards. Additional breakage may be required if gift card redemptions continue to run lower than historical patterns.

The Company recognized gift card breakage of $29,074, $26,080 and $23,221 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. The Company had gift card liabilities of $353,103 and $358,146 as of April 30, 2016 and May 2, 2015, respectively.

Accounts Receivable

Accounts receivable, as presented on the Company’s Consolidated Balance Sheets, is net of allowances. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable and assessments of collectability based on historic trends, the financial condition of the Company’s customers and an evaluation of economic conditions. The Company writes off uncollectible trade receivables once collection efforts have been exhausted. Costs associated with allowable customer markdowns and operational chargebacks, net of the expected recoveries, are part of the provision for allowances included in accounts receivable. These provisions result from seasonal negotiations, as well as historic deduction trends net of expected recoveries, and the evaluation of current market conditions.

Reclassifications

Certain prior period amounts have been reclassified for comparative purposes to conform with the fiscal 2016 presentation.

Recent Accounting Pronouncements

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718) – Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 includes provisions to simplify certain aspects related to the accounting for share-based awards and the related financial statement presentation. This ASU includes a requirement that the tax effect related to the settlement of share-based awards be recorded in income tax benefit or expense in the statements of earnings. This change is required to be adopted prospectively in the period of adoption. In addition, the ASU modifies the classification of certain share-based payment activities within the statements of cash flows and these changes are required to be applied retrospectively to all periods presented, or in certain cases prospectively, beginning in the period of adoption. ASU 2016-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-04, Liabilities – Extinguishments of Liabilities (Subtopic 405-20), Recognition of Breakage for Certain Prepaid Stored-Value Products (ASU 2016-04). ASU 2016-04 requires entities that sell prepaid stored-value products redeemable for goods, services or cash at third-party merchants to recognize breakage (i.e. the value that is ultimately not redeemed by the consumer) in a way that is consistent with how it will be recognized under the new revenue recognition standard. Under current GAAP, there is diversity in practice in how entities account for breakage that results when a consumer does not redeem the entire product balance. Some entities view liabilities for prepaid stored-value products that can be redeemed only for goods or services from a third party as non-financial because the issuer’s obligation to the consumer will be settled by the transfer of goods or services, not cash. Others view these liabilities as financial, given that the issuer is ultimately obligated to transfer cash to a third party. This ASU clarifies that an entity’s liability for prepaid stored-value products within its scope meets the definition of a financial liability. The amendments of this ASU are effective for reporting periods beginning after December 15, 2017, with early adoption permitted. Entities will apply the guidance using either a modified retrospective approach or a full retrospective approach. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous GAAP. ASU 2016-02 requires that a lessee should recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on the balance sheet.
ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes, Balance Sheet Classification of Deferred Taxes
(ASU 2015-17). This standard requires all deferred tax assets and liabilities to be classified as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. In addition, valuation allowance allocations between current and non-current deferred tax assets are no longer required because those allowances also will be classified as non-current. ASU 2015-17 is effective for public companies for annual periods beginning after December 15, 2016, and interim periods within those annual periods, and early adoption is permitted. Entities are permitted to apply the amendments either prospectively or retrospectively. The Company early adopted ASU 2015-17 on a retrospective basis, and deferred taxes previously classified as components of current assets and current liabilities were reclassified to non-current assets and non-current liabilities, respectively, as of May 2, 2015.

In July 2015, the FASB issued an ASU 2015-11, Simplifying the Measurement of Inventory (ASU 2015-11), modifying the accounting for inventory. Under ASU 2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. ASU 2015-11 defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is applicable to inventory that is accounted for under the first-in, first-out method and is effective for reporting periods after December 15, 2016, with early adoption permitted. The Company has not yet determined the impact of adoption on its consolidated financial statements.

In June 2015, the FASB issued ASU 2015-10, Technical Corrections and Improvements. The amendments in this update cover a wide range of Topics in the Codification. The amendments in this update represent changes to make minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. This update is the final version of Proposed Accounting Standards Update 2014-240, Technical Corrections and Improvements, which has been deleted. The adoption did not have a material effect on the Company’s consolidated financial position or results of operations.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03). ASU 2015-03 simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by ASU 2015-03. In August 2015, FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (ASU 2015-15). ASU 2015-15 clarifies the presentation and measuring of debt issuance costs incurred in connection with line-of-credit arrangements given the lack of guidance on this topic in ASU 2015-03. For line-of-credit arrangements, an entity can continue to present debt issuance costs as an asset and amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement. ASU 2015-03, as amended, is effective for annual reporting periods beginning after December 15, 2015, including interim periods within such annual reporting periods with early adoption permitted. ASU 2015-03 is to be retrospectively adopted to each prior reporting period presented. The Company does not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

Effective May 3, 2015, the Company was required to adopt ASU 2014-08, Reporting Discontinued Operations and Disclosure of Disposals of Components of an Entity. The amended guidance requires that a disposal representing a strategic shift that has (or will have) a major effect on an entity’s financial results or a business activity classified as held for sale should be reported as discontinued operations. The amendments also expand the disclosure requirements for discontinued operations and add new disclosures for individually significant dispositions that do not qualify as discontinued operations. The Company has classified the Spin-Off of Barnes & Noble Education as discontinued operations starting the second quarter ended October 31, 2015.

In May 2014, the FASB issued ASU 2014-09. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09, as amended by ASU 2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-12, is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted for annual reporting periods beginning after December 15, 2016. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company has not yet selected a transition method nor has it determined the impact of adoption on its consolidated financial statements.

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The reporting periods ended April 30, 2016 contained 52 weeks, May 2, 2015 contained 52 weeks, and May 3, 2014 contained 53 weeks.

2.	Discontinued Operations of Barnes & Noble Education, Inc.

The Company has recognized the separation of B&N Education in accordance with Accounting Standards Codification (ASC) 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education for fiscal 2015 and fiscal 2014 have been adjusted to include pre-spin B&N Education results and separation-related costs and exclude corporate allocations with B&N Retail, and have been classified as discontinued operations. Additionally, discontinued operations for fiscal 2016 include investment banking fees (as they directly relate to the Spin-Off), as well as pre-spin B&N Education results and separation-related costs and exclude corporate allocation adjustments with B&N Retail.

The following financial information presents the discontinued operations for fiscal 2016, fiscal 2015 and fiscal 2014:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Sales	$238,983	$1,772,389	$1,748,012
Cost of sales and occupancy	186,697	1,325,814	1,309,026

Gross profit	52,286	446,575	438,986
Selling and administrative expenses	94,933	353,087	319,773
Depreciation and amortization	13,100	50,509	48,014

Operating income (loss) from discontinued operations	(55,747)	42,979	71,199
Interest expense, net and amortization of deferred financing fees	3	210	385

Income (loss) before income taxes from discontinued operations	(55,750)	42,769	70,814
Income taxes	(16,604)	39,045	38,942

Net income (loss) from discontinued operations	$(39,146)	$3,724	$31,872

The following table presents the aggregate carrying amounts of the classes of assets and liabilities of discontinued operations:

May 2, 2015
Carrying amounts of assets included as part of discontinued operations:
Cash and cash equivalents	$59,714
Receivables, net	38,311
Merchandise inventories, net	297,425
Prepaid expenses and other current assets	52,176

Total current assets	447,626

Property and equipment:
Buildings and leasehold improvements	149,065
Fixtures and equipment	335,404

484,469
Less accumulated depreciation and amortization	376,911

Net property and equipment	107,558

Goodwill	274,070
Intangible assets, net	198,190
Other non-current assets	39,883

Total assets classified as discontinued operations in the consolidated balance sheet	$1,067,327

Carrying amounts of liabilities included as part of discontinued operations:
Accounts payable	$170,490
Accrued liabilities	133,123

Total current liabilities	303,613
Long-term deferred taxes	41,924
Other long-term liabilities	34,093

Total liabilities classified as discontinued operations in the consolidated balance sheet	$379,630

3.	Resignation Charge

On August 2, 2015, Michael P. Huseby resigned from the Company’s Board of Directors and as Chief Executive Officer of the Company, which was contingent upon the successful separation of B&N Education. In connection with his termination of employment, he received severance payments based on the terms of his employment agreement with the Company, effective as of January 7, 2014. Under the terms of his employment agreement, upon a resignation for “Good Reason”, Mr. Huseby was entitled to receive lump-sum severance equal to two times the sum of (a) annual base salary, (b) the average annual incentive compensation paid to the named executive officer with respect to the preceding two completed years and (c) the cost of benefits. In addition, Mr. Huseby was entitled to accelerated vesting of the equity-based awards granted pursuant to his employment agreement. As a result, Mr. Huseby received a severance payment equal to $7,742 and additionally was entitled to 300,000 shares of the Company’s common stock pursuant to the accelerated vesting of the equity-based awards, which were settled for cash based on the closing price of the Company’s common stock on the record date of the Spin-Off in an amount equal to $8,022. The net cash payments related to Mr. Huseby’s resignation totaled $15,764 during the second fiscal quarter ended October 31, 2015. Mr. Huseby’s 300,000 shares have been ratably expensed from the initial grant date, thereby reducing the total resignation charge to $10,510, which was recorded within selling and administrative expenses during the second fiscal quarter ended October 31, 2015.

4.	Apple Settlement

The Company provided credits to eligible customers resulting from the settlement reached with Apple Inc. (Apple) in an antitrust lawsuit filed by various State Attorneys General and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $95,707 in total credits as a result of the settlement, which is funded by Apple. If a customer’s credit is not used to make a purchase within one year, the entire credit will expire. The Company recorded estimated redemptions of $53,809 as a receivable from Apple and a liability to its customers with a deadline of June 2017 for the activation of all credits.

5.	Credit Facility

Prior to August 3, 2015, the Company was party to an amended and restated credit facility with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified to date, the Credit Facility), consisting of up to $1,000,000 in aggregate commitments under a five-year asset-backed revolving credit facility, which expired on April 29, 2016.

On August 3, 2015, the Company and certain of its subsidiaries entered into a credit agreement (New Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders from time to time party thereto, under which the lenders committed to provide a five-year asset-backed revolving credit facility in an aggregate committed principal amount of $700,000 (New Credit Facility). Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Bank, N.A. and SunTrust Robinson Humphrey, Inc. are the joint lead arrangers for the New Credit Facility. The $700,000 New Credit Facility replaced the $1,000,000 Credit Facility. Proceeds from the New Credit Facility are expected to be used for general corporate purposes, including seasonal working capital needs.

The Company and certain of its subsidiaries will be permitted to borrow under the New Credit Facility. The New Credit Facility is secured by substantially all of the inventory, accounts receivable and related assets of the borrowers under the New Credit Facility (collectively, the Loan Parties), but excluding the equity interests in the Company and its subsidiaries, intellectual property, equipment and certain other property. Borrowings under the New Credit Facility are limited to a specified percentage of eligible collateral. The Company has the option to request an increase in commitments under the New Credit Facility of up to $250,000, subject to certain restrictions.

Interest under the New Credit Facility accrues, at the election of the Company, at a LIBOR or alternate base rate, plus, in each case, an applicable interest rate margin, which is determined by reference to the level of excess availability under the New Credit Facility. Loans will initially bear interest at LIBOR plus 1.750% per annum, in the case of LIBOR borrowings, or at the alternate base rate plus 0.750% per annum, in the alternative, and thereafter the interest rate will fluctuate between LIBOR plus 2.000% per annum and LIBOR plus 1.500% per annum (or between the alternate base rate plus 1.000% per annum and the alternate base rate plus 0.500% per annum), based upon the average daily availability for the immediately preceding fiscal quarter.

The New Credit Agreement contains customary negative covenants, which limit the Company’s ability to incur additional indebtedness, create liens, make investments, make restricted payments or specified payments and merge or acquire assets, among other things. In addition, if excess availability under the New Credit Facility were to fall below certain specified levels, certain additional covenants (including fixed charge coverage ratio requirements) would be triggered, and the lenders would assume dominion and control over the Loan Parties’ cash.

The New Credit Agreement contains customary events of default, including payment defaults, material breaches of representations and warranties, covenant defaults, default on other material indebtedness, customary ERISA events of default, bankruptcy and insolvency, material judgments, invalidity of liens on collateral, change of control or cessation of business. The New Credit Agreement also contains customary affirmative covenants and representations and warranties.

The Company wrote off $460 of deferred financing fees related to the Credit Facility during fiscal 2016 and the remaining unamortized deferred financing fees of $3,542 were deferred and will be amortized over the five-year term of the New Credit Facility. The Company also incurred $5,701 of fees to secure the New Credit Facility, which will be amortized over the five-year term accordingly.

The Company had $47,200 of outstanding debt under the New Credit Facility as of April 30, 2016 and no outstanding debt under the previous Credit Facility as of May 2, 2015.

The following table presents selected information related to the Company’s credit facilities:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Credit facility at period end	$47,200	—	—
Average balance outstanding during the period	$66,948	18,227	48,254
Maximum borrowings outstanding during the period	$293,200	202,800	180,300
Weighted average interest rate during the period (a)	8.21%	38.18%	15.65%
Interest rate at end of period	2.69%	0.00%	0.00%

(a)	Includes commitment fees.

Fees expensed with respect to the unused portion of the credit facilities were $2,781, $4,658 and $4,375 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. The Company had $47,895 of outstanding letters of credit under its New Credit Facility as of April 30, 2016 compared with $66,946 under the previous Credit Facility as of May 2, 2015.

The Company has no agreements to maintain compensating balances.

6.	Stock-Based Compensation

The Company maintains four share-based incentive plans: the 1996 Incentive Plan, the 2004 Incentive Plan, the 2009 Incentive Plan and the Amended and Restated 2009 Incentive Plan. Prior to June 2, 2009, the Company issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, the Company’s shareholders approved the 2009 Incentive Plan. Under the 2009 Incentive Plan, the Company has issued restricted stock units, restricted stock and stock options. On September 11, 2012, the Company’s shareholders approved the Amended and Restated 2009 Incentive Plan. Under the Amended and Restated 2009 Incentive Plan, the Company has issued performance-based stock units, restricted stock units, restricted stock and stock options. At April 30, 2016, there were approximately 7,251,953 shares of common stock available for future grants under the Amended and Restated 2009 Incentive Plan.

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

A restricted stock unit is a grant valued in terms of the Company’s common stock, but no stock is issued at the time of grant. The restricted stock units may be redeemed for one share of common stock each once vested. Restricted stock units are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the units except in very limited circumstances and with the consent of the compensation committee. Shares of unvested restricted stock units have no voting rights but are entitled to receive dividends and other distributions thereon. Cash dividends to restricted stock units granted on or after July 15, 2015 are not distributed until the restricted stock units vest. The Company’s restricted stock units vest over a period of one to four years. The Company expenses the cost of the restricted stock units, which is determined to be the fair market value of the shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock unit is determined based on the closing price of the Company’s common stock on the grant date.

A performance-based stock unit is a grant valued in terms of the Company’s common stock, but no stock is issued at the time of grant. Each performance-based stock unit may be redeemed for one share of common stock once vested. In general, upon the achievement of a minimum threshold, 50% to 150% of these awards vest at the end of a three year performance period from the date of grant based upon achievement of the performance goal specified in the performance-based stock unit agreement. Performance-based stock units are generally subject to forfeiture if employment terminates prior to the settlement of the award. The grantee cannot transfer the units except in very limited circumstances and with the consent of the compensation committee. Shares of unvested performance-based stock units have no voting rights but are entitled to receive dividends and other distributions thereon. Cash dividends to performance-based stock units are not distributed until the award is settled. The Company expenses the cost of the performance-based stock units, which is determined to be the fair market value of the shares at the date of grant, ratably over the requisite service period, based on the probability of achieving the performance goal, with changes in expectations recognized as an adjustment to earnings in the period of the change. If the performance goal is not met, no compensation cost is recognized and any previously recognized compensation cost is reversed.

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

No stock options were granted during fiscal 2016, fiscal 2015 or fiscal 2014.

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, April 27, 2013	3,376	$17.91		6.24 years	$7,331
Granted	—	0.00
Exercised	(66)	15.71
Forfeited	(2,272)	16.95

Balance, May 3, 2014	1,039	$20.14		4.53 years	$725
Granted	—	0.00
Exercised	(83)	15.47
Forfeited	(501)	24.12

Balance, May 2, 2015	455	$16.62		6.27 years	$3,114
Granted	—	0.00	(a)
Exercised	(111)	11.71	(a)
Forfeited	(239)	10.89	(a)
Adjustment due to the Spin-Off of B&N Education	219

Balance, April 30, 2016	324	$11.29		5.09 years	$516

Vested and expected to vest in the future at April 30, 2016	324	$11.29		5.09 years	$516
Exercisable at April 30, 2016	324	$11.29		5.09 years	$516
Available for grant at April 30, 2016	7,252

(a)	Weighted average exercise price is calculated using exercise price prior to the Spin-Off and after the Spin-Off.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. Total intrinsic value of options exercised for fiscal 2016, fiscal 2015 and fiscal 2014 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $546, $596 and $227, respectively.

As of April 30, 2016, there was no unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans.

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 27, 2013	285	$15.91
Granted	61	13.81
Vested	(194)	16.15
Forfeited	(53)	16.02

Balance, May 3, 2014	99	$14.09
Granted	43	22.24
Vested	(96)	14.10
Forfeited	(3)	13.46

Balance, May 2, 2015	43	$22.24
Granted	64	13.04
Vested	(43)	22.24
Forfeited	—	—

Balance, April 30, 2016	64	$13.04

Total fair value of shares of restricted stock that vested during fiscal 2016, fiscal 2015 and fiscal 2014 was $637, $2,188 and $2,955, respectively. As of April 30, 2016, there was $350 of unrecognized stock-based compensation expense related to non-vested restricted stock awards. That cost is expected to be recognized over a weighted average period of 0.46 years.

The following table presents a summary of the Company’s restricted stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 27, 2013	1,878	$16.38
Granted	2,469	15.12
Vested	(497)	16.76
Forfeited	(723)	17.13

Balance, May 3, 2014	3,127	$15.15
Granted	291	19.40
Vested	(1,054)	15.19
Forfeited	(309)	15.94

Balance, May 2, 2015	2,055	$15.62
Granted	692	18.82	(a)
Vested	(1,312)	10.68	(a)
Forfeited	(1,054)	10.74	(a)
Adjustment due to the Spin- Off of B&N Education	1,057

Balance, April 30, 2016	1,438	$13.76

(a)	Weighted average grant date fair value is calculated using the grant price prior to the Spin-Off and after the Spin-Off.

Total fair value of shares of restricted stock units that vested during fiscal 2016, fiscal 2015 and fiscal 2014 were $18,047, $23,578 and $9,475, respectively. As of April 30, 2016, there was $13,926 of unrecognized stock-based compensation expense related to non-vested restricted stock units. That cost is expected to be recognized over a weighted average period of 1.66 years.

The following table presents a summary of the Company’s performance-based stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 27, 2013	—	$0.00
Granted	—	0.00
Vested	—	0.00
Forfeited	—	0.00

Balance, May 3, 2014	—	$0.00
Granted	—	0.00
Vested	—	0.00
Forfeited	—	0.00

Balance, May 2, 2015	—	$0.00
Granted	110	28.08	(a)
Vested	—	0.00	(a)
Forfeited	(17)	18.46	(a)
Adjustment due to the Spin- Off of B&N Education	58

Balance, April 30, 2016	151	$18.41

(a)	Weighted average grant date fair value is calculated using the grant price prior to the Spin-Off and after the Spin-Off.

Total fair value of shares of performance-based stock units that vested during fiscal 2016, fiscal 2015 and fiscal 2014 were $0, in each years. As of April 30, 2016, there was $2,004 of unrecognized stock-based compensation expense related to non-vested performance-based stock units. That cost is expected to be recognized over a weighted average period of 2.21 years.

For fiscal 2016, fiscal 2015 and fiscal 2014, stock-based compensation expense of $14,201, $16,874 and $11,154, respectively, is included in selling and administrative expenses.

7.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	April 30, 2016	May 2, 2015
Trade accounts	$21,000	$17,457
Credit/debit card receivables	28,232	27,174
eBook settlement receivable (see Note 4)	53,809	—
Other receivables	21,876	15,634

Total receivables, net	$124,917	$60,265

8.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred rent, tax liabilities and reserves, and long-term insurance liabilities. The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is classified as deferred rent. Other long-term liabilities include store closing expenses and long-term deferred revenues. The Company had the following long-term liabilities at April 30, 2016 and May 2, 2015:

	April 30, 2016	May 2, 2015
Deferred rent	$70,006	$90,871
Tax liabilities and reserves	13,758	43,090
Insurance liabilities	15,219	15,277
Other	15,201	12,971

Total other long-term liabilities	$114,184	$162,209

9.	Fair Values of Financial Instruments

In accordance with ASC 820, Fair Value Measurements and Disclosures (ASC 820), the fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated, knowledgeable and willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

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

During fiscal 2016, the Company impaired one of its publishing contracts due to a significant drop in current year business with that publisher, driven by lower title offerings, product quality and the loss of a distribution partner. As a result, the Company recorded an impairment charge of $3,840 in selling and administrative expenses. In determining whether the carrying value of unamortizable intangible assets is less than its estimated fair value, a discounted cash flow approach to value is used and is based on Level 3 inputs as defined by ASC 820.

10.	Net Earnings (Loss) Per Share

In accordance with ASC 260-10-45, Share-Based Payment Arrangements and Participating Securities and the Two-Class Method, unvested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company’s unvested restricted shares and unvested restricted stock units granted prior to July 15, 2015 and shares issuable under the Company’s deferred compensation plan are considered participating securities. Cash dividends to restricted stock units and performance-based stock units granted on or after July 15, 2015 are not distributed until and except to the extent that the restricted stock units vest, and in the case of performance-based stock units, until and except to the extent that the performance metrics are achieved or are otherwise deemed satisfied. Stock options do not receive cash dividends. As such, these awards are not considered participating securities.

Basic earnings per common share are calculated by dividing the net income, adjusted for preferred dividends and income allocated to participating securities, by the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the dilution that would occur if any potentially dilutive instruments were exercised or converted into common shares. The dilutive effect of participating securities is calculated using the more dilutive of the treasury stock method or two-class method. Other potentially dilutive securities include preferred stock, stock options, restricted stock units granted after July 15, 2015, and performance-based stock units and are included in diluted shares to the extent they are dilutive under the treasury stock method for the applicable periods.

During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. Due to the net loss during fiscal 2016 and fiscal 2014, participating securities in the amounts of 2,163,190 and 3,048,040, respectively, were excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive. The Company’s outstanding non-participating securities consisting of dilutive stock options were 31,778 for fiscal 2014 and accretion/payments of dividends on preferred shares were also excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive.

The following is a reconciliation of the Company’s basic and diluted income (loss) per share calculation:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Numerator for basic income (loss) per share:
Net income (loss) from continuing operations attributable to Barnes & Noble, Inc.	$14,700	32,872	(79,140)
Inducement fee paid upon conversion of Series J preferred stock	(3,657)	—	—
Preferred stock dividends	—	(15,767)	(16,028)
Preferred stock dividends paid in shares	(1,783)	—	—
Accretion of dividends on preferred stock and membership units	(4,204)	(7,339)	(3,032)
Less allocation of dividends to participating securities	(1,219)	—	—
Less allocation of undistributed earnings to participating securities	—	(535)	—

Net income (loss) from continuing operations available to common shareholders	3,837	9,231	(98,200)
Net income (loss) from discontinued operations attributable to Barnes & Noble, Inc.	(39,146)	3,724	31,872
Less allocation of undistributed earnings to participating securities	—	(204)	—

Net income (loss) from discontinued operations available to common shareholders	(39,146)	3,520	31,872

Net income (loss) available to common shareholders	$(35,309)	12,751	(66,328)

Numerator for diluted income (loss) per share:
Net income (loss) from continuing operations available to common shareholders	$3,837	9,231	(98,200)

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Preferred stock dividends (a)	—	—	—
Accretion of dividends on preferred stock (a)	—	—	—
Allocation of undistributed earnings to participating securities	—	535	—
Less diluted allocation of undistributed earnings to participating securities	—	(534)	—

Net income (loss) from continuing operations available to common shareholders	3,837	9,232	(98,200)
Net income (loss) from discontinued operations available to common shareholders	(39,146)	3,520	31,872
Allocation of undistributed earnings to participating securities	—	204	—
Less diluted allocation of undistributed earnings to participating securities	—	(204)	—

Net income (loss) from discontinued operations available to common shareholders	(39,146)	3,520	31,872

Net income (loss) available to common shareholders	$(35,309)	12,752	(66,328)

Denominator for basic income (loss) per share:
Basic weighted average common shares	72,410	60,842	58,971
Denominator for diluted income (loss) per share:
Basic weighted average shares	72,410	60,842	58,971
Preferred shares (a)	—	—	—
Average dilutive options	118	86	—
Average dilutive non-participating securities	14	—	—

Diluted weighted average common shares	72,542	60,928	58,971

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.05	0.15	(1.67)
Income (loss) from discontinued operations	(0.54)	0.06	0.54

Basic income (loss) per common share	(0.49)	0.21	(1.12)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.05	0.15	(1.67)
Income (loss) from discontinued operations	(0.54)	0.06	0.54

Diluted income (loss) per common share	(0.49)	0.21	(1.12)

(a)	Although the Company was in a net income position during the 52 weeks ended April 30, 2016 and May 2, 2015, the dilutive effect of the Company’s convertible preferred shares was excluded from the calculation of income per share using the two-class method because the effect would be antidilutive.

11.	Employees’ Retirement and Defined Contribution Plans

As of December 31, 1999, substantially all employees of the Company were covered under a non-contributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively.

On June 18, 2014, the Company’s Board of Directors approved a resolution to terminate the Pension Plan. The Pension Plan termination was effective November 1, 2014 and the accrued benefit for active participants was vested as of such date. As a result of the Pension Plan termination, pension liability and other comprehensive loss increased by $15,747, before tax, during the 13 weeks ended August 2, 2014. The pension liability was settled in either a lump sum payment or a purchased annuity. A special lump sum opportunity was offered to the terminated vested participants in the Pension Plan during the 13 weeks ended November 1, 2014, which triggered settlement accounting in the period ended January 31, 2015. The settlement represented 735 participants who elected to receive a lump sum of their benefit, totaling $15,190. The distributions primarily took place in December 2014 and resulted in a settlement charge of $7,317, which was reclassified from other comprehensive income to selling and administrative expenses during fiscal 2015. In addition, the Pension Plan received a favorable determination letter, dated October 15, 2015, from the IRS. This determination letter rules that the termination of the Pension Plan, as amended, does not affect its tax-qualified status.

The net impact of the Pension Plan termination, special lump sum opportunity, settlement accounting and remeasurement and regular plan experience, was an increase in pension liability of $3,062 and a decrease in other comprehensive income of $6,503, before tax, in fiscal 2015.

In fiscal 2016 there was a final Pension Plan termination lump sum opportunity offered to the remaining 2,300 active and terminated vested participants at the final Pension Plan termination distribution date. To effectuate the full plan liquidation, lump sum payments totaling approximately $18,100 were distributed in March 2016 to about 1,800 participants who elected to receive an immediate distribution of their benefit as part of the plan termination lump sum window. Benefits for the remaining plan population were transferred to Massachusetts Mutual Life Insurance Company for an annuity purchase premium of $34,500, which was paid on March 28, 2016. As of April 30, 2016, approximately $250 in assets remained in the trust to cover the monthly annuity benefits for May 2016.

For fiscal 2016, regular annual expense was $4,433, with pension settlement charge of $20,897 from the plan liquidation, for a total pension expense for fiscal 2016 of $25,330. Pension expense was $10,434 and $2,465 for fiscal 2015 and fiscal 2014, respectively.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $12,251, $12,363 and $13,269 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. In addition, the Company provides certain health care and life insurance benefits (the Postretirement Plan) to certain retired employees, limited to those receiving benefits or retired as of April 1, 1993. Total Company contributions charged to employee benefit expenses for the Postretirement Plan were $150, $52 and $44 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

12.	Income Taxes

Income (loss) before income taxes for fiscal 2016, fiscal 2015 and fiscal 2014 are as follows:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Domestic operations	$6,827	68,535	(66,862)
Foreign operations	(941)	3,981	733

Total income (loss) before taxes	$5,886	72,516	(66,129)

Income tax provisions (benefits) for fiscal 2016, fiscal 2015 and fiscal 2014 are as follows:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Current:
Federal	$(47,053)	39,514	(43,024)
State	3,908	2,674	(2,219)
Foreign	(273)	1,314	156

Total current	(43,418)	43,502	(45,087)

Deferred:
Federal	21,570	6,099	42,695
State	13,018	(10,001)	15,403
Foreign	16	44	—

Total deferred	34,604	(3,858)	58,098

Total	$(8,814)	39,644	13,011

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	8.3	10.8	(6.3)
Change to unrecognized tax benefits	(111.3)	0.2	(2.9)
Excess executive compensation	8.0	3.7	(1.0)
Meals and entertainment disallowance	5.1	1.1	(0.8)
Tax credits	(76.3)	(3.9)	4.3
Joint venture net loss allocation	—	33.1	(30.3)
Change in valuation allowance	108.6	(19.8)	(17.6)
Changes in deferred taxes and payables	(134.8)	(5.4)	—
State law changes	4.7	—	—
Other, net	3.0	(0.1)	(0.1)

Effective income tax rate	(149.7)%	54.7%	(19.7)%

In 2016, the effective rate reconciliation percentages are impacted by the Company’s lower pre-tax earnings as compared to fiscal 2015 and fiscal 2014. In 2016, as shown above in the Changes in deferred taxes and payables, certain adjustments to earnings were recorded to correct immaterial errors attributable to prior fiscal years. The Company has evaluated the effects of these errors, both qualitatively and quantitatively, and concluded that the correction of these errors in prior period amounts is not material to the current period or any previously reported periods, including quarterly reporting.

The joint venture net loss allocation identified in the table above refers to our obligation under the joint venture with Microsoft and Pearson that was terminated in fiscal 2015 to allocate items of loss and expense to Microsoft for income tax purposes. In fiscal 2015, this commitment resulted in an additional allocation for tax purposes of $105,542 of joint venture losses to Microsoft.

The Company recorded an income tax benefit of $8,814 million in fiscal 2016 compared with an income tax provision of $39,644 and $13,011 million in fiscal 2015 and fiscal 2014, respectively. The Company’s effective tax rate was (149.7)%, 54.7% and (19.7)% in fiscal 2016, fiscal 2015 and fiscal 2014, respectively. The income tax (benefit)/provision in fiscal 2016, fiscal 2015 and fiscal 2014, respectively, include the impact of permanent items such as meals and entertainment, non-deductible executive compensation and changes in uncertain tax positions. Fiscal 2016 also includes the impact of the finalization of the federal income tax audit covering the 2008 through 2012 tax years, the closure of many state taxing jurisdiction statutes and the impact of new legislation enacted by Congress permanently reinstating the research and development credit. The Company continues to maintain a valuation allowance against certain state items. In fiscal 2015 and fiscal 2014, the Company recorded the tax implications of the Microsoft agreement, which do not impact the current year, as a result of the termination of the Microsoft agreement in December 2014.

The Company accounts for income taxes using the asset and liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. At April 30, 2016 and May 2, 2015, the significant components of the Company’s deferred taxes consisted of the following:

	April 30, 2016	May 2, 2015
Deferred tax assets:
Accrued liabilities	$124,475	$119,458
Inventory	3,844	15,616
Insurance liability	8,392	8,212
Loss and credit carryovers	31,100	24,411
Lease transactions	13,813	23,685
Pension	670	6,175
Stock-based compensation	1,918	3,373
Other	503	1,132

Gross deferred tax assets	184,715	202,062

Valuation allowance	(7,903)	(1,215)

Net deferred tax assets	176,812	200,847

Deferred tax liabilities:
Prepaid expenses	(5,678)	(6,778)
Goodwill and intangible asset amortization	(133,267)	(131,338)
Investment in Barnes & Noble.com	(78,650)	(78,526)
Depreciation	(13,234)	—

Gross deferred tax liabilities	(230,829)	(216,642)

Net deferred tax liabilities	$(54,017)	$(15,795)

In assessing the realizability of the deferred tax assets, management considered whether it is more likely than not that some or all of the deferred tax assets would be realized. In evaluating the Company’s ability to utilize its deferred tax assets, it considered all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. The Company has recorded a valuation allowance of $7,903 and $1,215 at April 30, 2016 and May 2, 2015, respectively. The $6,688 increase in the valuation allowance during fiscal 2016 is due principally to the expected inability to utilize California R&D Credits due to statutory tax law limitations.

At April 30, 2016, and based on its tax year ended January 2016, the Company had federal net operating loss carryforwards (NOLs) of approximately $53,222 and state net operating loss carryforwards of $76,230 that are available to offset taxable income in its respective taxing jurisdiction. The federal net operating losses begin to expire in 2019 through 2024. The utilization of federal net operating loss carryforward is limited to approximately $6,653 on an annual basis. NOLs not used during a particular period may be carried forward to future years, though not beyond the expiration years. Additionally, the Company had approximately $75,790 of state NOLs that have no annual limitation and expire beginning in 2030. The Company had net federal and state tax credits totaling $6,641, which have an indefinite life.

As of April 30, 2016, the Company had $14,572 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2016, fiscal 2015 and fiscal 2014 is as follows:

Balance at April 27, 2013	$21,326
Additions for tax positions of the current period	2,693
Additions for tax positions of prior periods	2,206
Reductions due to settlements	—
Reductions for tax positions of prior periods	(7,070)

Balance at May 3, 2014	$19,155
Additions for tax positions of the current period	731
Additions for tax positions of prior periods	—
Reductions due to settlements	—
Reductions for tax positions of prior periods	(1,504)

Balance at May 2, 2015	$18,382
Additions for tax positions of the current period	238
Additions for tax positions of prior periods	7,433
Reductions due to settlements	(5,980)
Reductions for tax positions of prior periods	(5,501)

Balance at April 30, 2016	$14,572

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company recorded net interest and penalties (benefit) expense of approximately $(7,774), $1,394 and $472 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. As of April 30, 2016 and May 2, 2015, the Company had net accrued interest and penalties of $4,226 and $12,000, respectively.

The Company completed the federal income tax audit covering tax years 2008 through 2012. As a result, many state statutes expired upon the filing of amended state income tax returns reflecting the federal audit adjustments. Accordingly the amount of unrecognized tax benefits decreased by $5,980. Further, we believe that it is reasonably possible that the total amount of unrecognized tax benefits at April 30, 2016 could decrease by approximately $7,384 within the next twelve months, as a result of settlement of certain tax audits or lapses of statutes of limitations which could impact the effective tax rate.

As of April 30, 2016, the Company has not provided for deferred taxes on the excess of financial reporting over the tax basis of investments in certain foreign subsidiaries because the Company plans to utilize the foreign earnings to facilitate the closing of certain foreign operations. If these earnings were repatriated in the future, additional income and withholding tax expense would be incurred. Due to complexities in the laws of the foreign jurisdictions and the assumptions that would have to be made, it is not practicable to estimate the total amount of income taxes that would have to be provided on such earnings.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from fiscal 2014 and forward. Some earlier years remain open for a small minority of states.

In November 2015, the FASB issued ASU 2015-17, Income Taxes, Balance Sheet Classification of Deferred Taxes (ASU 2015-17). This standard requires all deferred tax assets and liabilities to be classified as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. In addition, valuation allowance allocations between current and non-current deferred tax assets are no longer required because those allowances also will be classified as non-current. ASU 2015-17 is effective for public companies for annual periods beginning after December 15, 2016, and interim periods within those annual periods, and early adoption is permitted. Entities are permitted to apply the amendments either prospectively or retrospectively. The Company early adopted ASU 2015-17 on a retrospective basis, and deferred taxes previously classified as components of current assets and current liabilities were reclassified to non-current assets and non-current liabilities, respectively, as of May 2, 2015. The amounts reclassified from current assets to non-current liabilities was $117,816 and $120,707 in fiscal 2015 and fiscal 2014, respectively.

13.	Intangible Assets and Goodwill

Amortizable intangible assets	Useful Life	As of May 2, 2015
		Gross Carrying Amount	Accumulated Amortization	Total
Technology	5-10	$10,710	$(8,933)	$1,777
Distribution contracts	10	8,325	(7,608)	717
Other	3-10	5,725	(5,700)	25

		$24,760	$(22,241)	$2,519

Unamortizable intangible assets		Trade Name	Publishing Contracts	Total
Balance at May 3, 2014		$293,400	$19,734	$313,134
Impairment		—	—	—

Balance at May 2, 2015		$293,400	$19,734	$313,134

Total amortizable and unamortizable intangible assets				$315,653

Amortizable intangible assets	Useful Life	As of April 30, 2016
		Gross Carrying Amount	Accumulated Amortization	Total
Technology	5-10	$10,710	$(9,589)	$1,121
Distribution contracts	10	8,325	(7,905)	420
Other	3-10	6,375	(6,306)	69

		$25,410	$(23,800)	$1,610

Unamortizable intangible assets		Trade Name	Publishing Contracts	Total
Balance at May 2, 2015		$293,400	$19,734	$313,134
Impairment		—	(3,840)	(3,840)

Balance at April 30, 2016		$293,400	$15,894	$309,294

Total amortizable and unamortizable intangible assets				$310,904

All amortizable intangible assets are being amortized over their useful life on a straight-line basis, with the exception of certain other acquired intangible assets, which are amortized on an accelerated basis.

Aggregate Amortization Expense:
For the 52 weeks ended April 30, 2016	$1,012
For the 52 weeks ended May 2, 2015	$4,461
For the 53 weeks ended May 3, 2014	$7,542

Estimated Amortization Expense:
(12 months ending on or about April 30)
2017	$744
2018	$541
2019	$324

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $3,840, $0 and $1,602 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

During fiscal 2016, the Company impaired one of its publishing contracts due to a significant drop in current year business with that publisher, driven by lower title offerings, product quality and the loss of a distribution partner. As a result, the Company recorded an impairment charge of $3,840 in selling and administrative expenses during the 13 weeks ended January 30, 2016.

The changes in the carrying amount of goodwill by segment for fiscal 2016 are as follows:

	B&N Retail Segment	NOOK Segment	Total Company
Balance as of May 3, 2014	$219,119	—	$219,119
Benefit of excess tax amortization (a)	(3,922)	—	(3,922)

Balance as of May 2, 2015	$215,197	—	$215,197

Benefit of excess tax amortization (a)	(3,921)	—	(3,921)

Balance as of April 30, 2016	$211,276	—	$211,276

(a)	The tax basis of goodwill arising from an acquisition during the 52 weeks ended January 29, 2005 exceeded the related basis for financial reporting purposes by approximately $96,576. In accordance with ASC 740-10-30, Accounting for Income Taxes, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return.

14.	Microsoft Investment

On April 27, 2012, Barnes & Noble entered into an investment agreement, pursuant to which Barnes & Noble transferred to the LLC its digital device, digital content and college bookstore businesses, and Morrison Investment Holdings, Inc. (Morrison) purchased from the LLC 300,000 convertible preferred membership interests in the LLC (Series A Preferred) for an aggregate purchase price of $300,000. Concurrently with its entry into this agreement, Barnes & Noble also entered into a commercial agreement with Microsoft, pursuant to which, among other things, the LLC would develop and distribute a Windows 8 application for eReading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP. The parties closed Morrison’s investment in the LLC and the commercial agreement became effective on October 4, 2012.

On December 3, 2014, Morrison, Microsoft, Barnes & Noble and Barnes & Noble Education entered into agreements, pursuant to which Morrison’s interest in the LLC was purchased by Barnes & Noble Education and the Microsoft commercial agreement was terminated effective as of such date. Pursuant to the Purchase Agreement (the Purchase Agreement) among Barnes & Noble, Barnes & Noble Education, Morrison and Microsoft, Barnes & Noble Education purchased from Morrison, and Morrison sold, all of its $300,000 convertible Series A preferred limited liability company interest in the LLC in exchange for an aggregate purchase price of $124,850 consisting of (i) $62,425 in cash and (ii) 2,737,290 shares of common stock, par value $0.001 per share, of Barnes & Noble. The Purchase Agreement closed on December 4, 2014. The Company accounted for this transaction in accordance with ASC 810-10, Non-Controlling Interest (ASC 810-10) and it accordingly was reflected as an equity transaction. In connection with the closing, the parties entered into a Digital Business Contingent Payment Agreement, pursuant to which Microsoft is entitled to receive 22.7% of the proceeds from, among other events or transactions, (1) any future dividends or other distributions received from Barnes & Noble’s NOOK digital business at any time until the date that is three years from the closing, subject to a one-year extension under certain circumstances, and (2) the sale of Barnes & Noble’s NOOK digital business at any time until the date that is three years from the closing, subject to a one-year extension under certain circumstances.

15.	Pearson

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

16.	Samsung Commercial Agreement

On June 4, 2014, NOOK Digital, LLC (NOOK Digital) (formerly NOOK Media Sub and barnesandnoble.com llc), a wholly owned subsidiary of B&N Education as of such date and a subsidiary of Barnes & Noble, entered into a commercial agreement (Agreement) with Samsung Electronics America, Inc. (Samsung) relating to tablets.

Pursuant to the Agreement, NOOK Digital, after good faith consultations with Samsung and subject to Samsung’s agreement, selected Samsung tablet devices under development to be customized and co-branded by NOOK Digital. Such devices are produced by Samsung. The co-branded NOOK® tablet devices are sold by NOOK Digital through Barnes & Noble retail stores, www.barnesandnoble.com and www.nook.com.

Under the Agreement, NOOK Digital committed to purchase a minimum of 1,000,000 NOOK®-Samsung co-branded devices from Samsung within 12 months after the launch of the initial co-branded device, which occurred on August 20, 2014. The 12-month period was automatically extended by three months due to the quantity of sales of such co-branded devices through December 31, 2014, and the period was further extended until June 30, 2016 by an amendment executed by the parties on March 7, 2015.

NOOK Digital and Samsung have agreed to coordinate customer service for the co-branded NOOK® devices and have both agreed to a license of intellectual property to promote and market the devices. Additionally, Samsung has agreed to fund a marketing fund for the co-branded NOOK® devices at the initial launch and for the duration of the Agreement.

The Agreement had a two-year term, with certain termination rights, including termination (i) by NOOK Digital for a Samsung material default; (ii) by Samsung for a NOOK Digital material default; (iii) by NOOK Digital if Samsung fails to meet its shipping and delivery obligations in any material respect on a timely basis; and (iv) by either party upon insolvency or bankruptcy of the other party.

On May 17, 2016, NOOK Digital and Samsung amended the Agreement, pursuant to which NOOK Digital agreed to a minimum purchase commitment of devices with a total retail value equal to $10,000 during the first twelve months after launch of any co-branded NOOK tablet device. The amended minimum purchase commitment replaces all prior purchase commitments contained in the Agreement by NOOK Digital and Samsung.

17.	Palo Alto Lease

On June 5, 2014, the Company entered into an Assignment of Lease for its 208,000 square foot Palo Alto, California campus. NOOK employees were moved to a new facility in Santa Clara, California, while Barnes & Noble College’s digital education employees were relocated to a facility in Mountain View, California. The relocations occurred during the first quarter of fiscal 2015.

In the fourth quarter of fiscal 2014, the Company recorded an asset impairment charge of $28,440 within selling and administrative expenses related to this relocation. Since the assignment of lease was being actively negotiated in fiscal 2014 and was completed prior to the issuance of the financial statements, the impaired assets that resulted from the completion of the assignment were reflected in the financial statements for fiscal 2014 in accordance with ASC 855-10, Subsequent Events. Of the $28,440 asset impairment charge that was recorded in fiscal 2014, $23,928 related to leasehold improvements, $2,750 related to furniture, fixtures, machinery and equipment and $1,762 related to assets under construction. The Company determined the impairment charge by comparing the estimated fair value to its carrying amount. The fair value was developed primarily using the cost approach in evaluating the replacement cost of the asset (Level 2 fair value assumptions) and then adjusting any value due to economic obsolescence, functional obsolescence or physical deterioration. The amount of the fair value measurement of the assets related to the relocation as of May 3, 2014 was $10,624. The lease termination was accounted for in the first quarter of fiscal 2015, which was the period in which the lease was assigned.

18.	Series J Preferred Stock

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty), pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204,000 in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock were convertible, at the option of the holders, into shares of Common Stock representing 16.6% of the Common Stock outstanding as of August 29, 2011 (after giving pro forma effect to the issuance of the Preferred Stock) based on the initial conversion rate. The initial conversion rate reflected an initial conversion price of $17.00 and was subject to adjustment in certain circumstances. The initial dividend rate for the Preferred Stock was equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock paid quarterly and subject to adjustment in certain circumstances.

On April 8, 2014, Liberty sold the majority of its shares to qualified institutional buyers in reliance on Rule 144A under the Securities Act and had retained an approximate 10% stake of its initial investment. As a result, Liberty no longer had the right to elect two preferred stock directors to the Company’s Board. Additionally, the consent rights and pre-emptive rights, to which Liberty was previously entitled, ceased to apply.

On June 5, 2015, the Company entered into conversion agreements with five beneficial owners (Series J Holders) of its Preferred Stock, pursuant to which each of the Series J Holders had agreed to convert (Conversion) shares of Preferred Stock it beneficially owned into shares of the Company’s common stock, par value $0.001 per share (Company Common Stock), and additionally received a cash payment from the Company in connection with the Conversion.

On July 9, 2015, the Company completed the Conversion. Pursuant to the terms of the Conversion Agreements, the Series J Holders converted an aggregate of 103,995 shares of Preferred Stock into 6,117,342 shares of Company Common Stock, and made an aggregate cash payment to the Series J Holders of $3,657 plus cash in lieu of fractional shares in connection with the Conversion.

The number of shares of Company Common Stock issued was determined based on a conversion ratio of 58.8235 shares of Company Common Stock per share of Preferred Stock converted, which was the conversion rate in the Certificate of the Designations with respect to the Preferred Stock dated as of August 18, 2011.

On July 10, 2015, the Company gave notice of its exercise of the right to force conversion of all outstanding shares of its Senior Convertible Redeemable Series J Preferred Stock into Company Common Stock pursuant to Section 9 of the Certificate of Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series J Preferred Stock, dated as of August 18, 2011 (the Forced Conversion). The effective date of the Forced Conversion was July 24, 2015. On the date of the Forced Conversion, each share of Series J Preferred Stock was automatically converted into 59.8727 shares of Company Common Stock, which included shares of Company Common Stock reflecting accrued and unpaid dividends on Series J Preferred Stock. Each holder of Series J Preferred Stock received whole shares of Company Common Stock and a cash amount in lieu of fractional shares of Company Common Stock.

As a result of the transactions described above, all shares of Series J Preferred Stock were retired by the Company and are no longer outstanding.

19.	Shareholders’ Equity

On October 20, 2015 the Company’s Board of Directors authorized a new stock repurchase program of up to $50,000 of its common shares. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. The repurchase program has no expiration date and may be suspended or discontinued at any time. The Company’s repurchase plan is intended to comply with the requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended. During the 52 weeks ended April 30, 2016, the Company repurchased 2,763,142 shares at a cost of $26,718 under this plan. The Company has remaining capacity of approximately $23,282 under this program as of April 30, 2016. As of April 30, 2016, the Company has repurchased 37,941,321 shares at a cost of approximately $1,083,720 since the inception of the Company’s stock repurchase programs. The repurchased shares are held in treasury.

20.	Commitments and Contingencies

The Company leases retail stores, warehouse facilities, office space and equipment. Substantially all of the B&N Retail stores are leased under non-cancelable agreements, which expire at various dates through 2029 with various renewal options for additional periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

The Company leases office space in New York, New York and Santa Clara, California for its NOOK operations.

Rental expense under operating leases is as follows:

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Minimum rentals	$297,322	294,214	303,161
Percentage rentals	1,821	2,305	2,711

	$299,143	296,519	305,872

Future minimum annual rentals, excluding percentage rentals, required under B&N Retail leases that had initial, non-cancelable lease terms greater than one year, and NOOK leases as of April 30, 2016 are:

Fiscal Year
2017	$312,193
2018	257,517
2019	199,045
2020	140,073
2021	80,692
After 2021	119,543

$1,109,063

The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is reflected in other long-term liabilities and accrued liabilities in the accompanying balance sheets.

Purchase obligations, which include hardware and software maintenance contracts and inventory purchase commitments, as of April 30, 2016 are as follows:

Less Than 1 Year	$37,578
1-3 Years	20,078
3-5 Years	—
More Than 5 Years	—

Total	$57,656

21.	Segment Reporting

The Company’s two operating segments are B&N Retail and NOOK.

B&N Retail

This segment includes 640 bookstores as of April 30, 2016, primarily under the Barnes & Noble Booksellers trade name. These Barnes & Noble stores generally offer a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music & Vinyl, Gift, Magazine, Bargain products and a dedicated NOOK® area. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, www.barnesandnoble.com, and its publishing operation, Sterling Publishing.

NOOK

This segment includes the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital newsstand and sales of NOOK® devices and accessories to B&N.

Summarized financial information concerning the Company’s reportable segments is presented below:

Sales by Segment	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014
B&N Retail	$4,028,614	$4,108,243	$4,295,140
NOOK	191,520	263,833	505,862
Elimination	(56,290)	(74,968)	(167,657)

Total	$4,163,844	$4,297,108	$4,633,345

Sales by Product Line	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014
Media (a)	70%	70%	67%
Digital (b)	5%	7%	12%
Other (c)	25%	23%	21%

Total	100%	100%	100%

Depreciation and Amortization	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014
B&N Retail	$101,888	$104,373	$125,991
NOOK	33,975	39,292	42,802

Total	$135,863	$143,665	$168,793

Operating Income (Loss)	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014
B&N Retail	$113,296	$213,355	$223,202
NOOK	(98,640)	(123,161)	(260,209)

Total	$14,656	$90,194	$(37,007)

Capital Expenditures	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014
B&N Retail	$81,277	$73,783	$66,763
NOOK	12,997	21,022	29,965

Total	$94,274	$94,805	$96,728

Total Assets(d)	As of April 30, 2016	As of May 2, 2015
B&N Retail	$1,873,381	$1,633,554
NOOK	139,401	411,550
Discontinued Operations	—	1,067,327

Total	$2,012,782	$3,112,431

(a)	Includes tangible books, music, movies, rentals and newsstand.
(b)	Includes NOOK®, related accessories, eContent and warranties.
(c)	Includes Toys & Games, café products, gifts and miscellaneous other.
(d)	Excludes intercompany balances.

A reconciliation of operating income (loss) from reportable segments to income (loss) from continuing operations before taxes in the consolidated financial statements is as follows:

	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015	53 weeks ended May 3, 2014
Reportable segments operating income (loss)	$14,656	$90,194	$(37,007)
Interest expense, net and amortization of deferred financing costs	(8,770)	(17,678)	(29,122)

Consolidated income (loss) before taxes	$5,886	$72,516	$(66,129)

22.	Legal Proceedings

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

Except as otherwise described below with respect to the Adrea LLC (Adrea) matter, the Company has determined that a loss is reasonably possible with respect to the matters described below. Based on its current knowledge the Company has determined that the amount of loss or range of loss, that is reasonably possible (or in the case of Adrea, probable), including any reasonably possible (or, in the case of Adrea, probable) losses in excess of amounts already accrued, is not estimable.

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

Cassandra Carag individually and on behalf of others similarly situated v. Barnes & Noble, Inc., Barnes & Noble Booksellers, Inc. and DOES 1 through 100 inclusive

On November 27, 2013, former Associate Store Manager Cassandra Carag (Carag) brought suit in Sacramento County Superior Court, asserting claims on behalf of herself and all other hourly (non-exempt) Barnes & Noble employees in California in the preceding four years for unpaid regular and overtime wages based on alleged off-the-clock work, penalties and pay based on missed meal and rest breaks, and for improper wage statements, payroll records, and untimely pay at separation as a result of the alleged pay errors during employment. Via the complaint, Carag seeks to recover unpaid wages and statutory penalties for all hourly Barnes & Noble employees within California from November 27, 2009 to present. On February 13, 2014, the Company filed an Answer in the state court and concurrently requested removal of the action to federal court. On May 30, 2014, the federal court granted Plaintiff’s motion to remand the case to state court and denied Plaintiff’s motion to strike portions of the Answer to the Complaint (referring the latter motion to the lower court for future consideration).

Adrea LLC v. Barnes & Noble, Inc., barnesandnoble.com llc and NOOK Media LLC

With respect to the Adrea matter described herein, the Company has determined, based on its current knowledge, that a loss is probable.

On June 14, 2013, Adrea filed a complaint against Barnes & Noble, Inc., NOOK Digital, LLC (formerly barnesandnoble.com llc) and B&N Education, LLC (formerly NOOK Media LLC) (B&N) in the United States District Court for the Southern District of New York alleging that various B&N NOOK products and related online services infringe U.S. Patent Nos. 7,298,851 (‘851 patent), 7,299,501 (‘501 patent) and 7,620,703 (‘703 patent). B&N filed its Answer on August 9, 2013, denying infringement and asserting several affirmative defenses. At the same time, B&N filed counterclaims seeking declaratory judgments of non-infringement and invalidity with respect to each of the patents-in-suit. On July 1, 2014, the Court issued a decision granting partial summary judgment in B&N’s favor, and in particular granting B&N’s motion to dismiss one of Adrea’s infringement claims, and granting B&N’s motion to limit any damages award with respect to another of Adrea’s infringement claims.

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

On July 24, 2015, the Court granted B&N’s post-trial application to invalidate one of the two patents (the ‘501 Patent) the jury found to have been infringed. On September 28, 2015, the Court heard post-trial motions on the jury’s infringement and validity determinations, and on February 24, 2016, it issued a decision upholding the jury’s determination of infringement and validity with respect to the ‘703 patent. Accordingly, the Court has now ordered a new trial on damages with respect to ‘703 patent, since the original damages award was a total award for both patents. The trial commenced June 23, 2016 and is expected to be completed by June 24, 2016.

23.	Barnes & Noble Education, Inc. Transactions

Direct Costs Incurred Related to On-going Agreements with Barnes & Noble Education (Subsequent to the Spin-Off)

In connection with the separation of B&N Education, the Company entered into a Separation and Distribution Agreement with B&N Education on July 14, 2015 and several other ancillary agreements on August 2, 2015. These agreements govern the relationship between the parties after the separation and allocate between the parties various assets, liabilities, rights and obligations following the separation, including inventory purchases, employee benefits, intellectual property, information technology, insurance and tax-related assets and liabilities. The agreements also describe the Company’s future commitments to provide B&N Education with certain transition services following the Spin-Off. These agreements include the following:

•

a Separation and Distribution Agreement that sets forth the Company’s and B&N Education’s agreements regarding the principal actions that both parties took in connection with the Spin-Off and aspects of this relationship following the Spin-Off. The term of the agreement is perpetual after the Distribution date;

•

a Transition Services Agreement, pursuant to which the Company agreed to provide B&N Education with specified services for a limited time to help ensure an orderly transition following the Spin-Off. The Transition Services Agreement specifies the calculation of B&N Education costs for these services. The agreement will expire and services under it will cease no later than two years following the Spin-Off date or sooner in the event B&N Education no longer requires such services;

•

a Tax Matters Agreement governs the respective rights, responsibilities and obligations of the Company and B&N Education after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests). The agreement will expire after two years following the Spin-Off date;

•

an Employee Matters Agreement with B&N Education, addressing employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs, in which B&N Education employees participated prior to the Spin-Off. The agreement will expire and services under it will cease when B&N Education no longer requires such services; and

•

a Trademark License Agreement, pursuant to which the Company grants B&N Education an exclusive license in certain licensed trademarks and a non-exclusive license in other licensed trademarks. The term of the agreement is perpetual after the Spin-Off date.

Summary of Transactions with Barnes & Noble Education

During the 39 weeks ended April 30, 2016 (i.e. second, third and fourth quarter of fiscal 2016, periods presented as discontinued operations after the Spin-Off), the Company charged B&N Education $22,673 for purchases of inventory and direct costs incurred under the agreements discussed above.

As of April 30, 2016, amounts due from B&N Education for book purchases and direct costs incurred under the agreements discussed above were $5,246.

24.	Certain Relationships and Related Transactions

The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and related third parties are at least as favorable to the Company as the transactions and agreements that could have been entered into with unrelated parties at the time they were entered into. The Audit Committee of the Board of Directors utilizes procedures in evaluating the terms and provisions of proposed related party transactions or agreements in accordance with the fiduciary duties of directors under Delaware law. The Company’s related party transaction procedures contemplate Audit Committee review and approval of all new agreements, transactions or courses of dealing with related parties, including any modifications, waivers or amendments to existing related party transactions. The Company tests to ensure that the terms of related party transactions are at least as favorable to the Company as the terms that could have been obtained from unrelated parties at the time of the transaction. The Audit Committee considers, at a minimum, the nature of the relationship between the Company and the related party, the history of the transaction (in the case of modifications, waivers or amendments), the terms of the proposed transaction, the Company’s rationale for entering the transaction and the terms of comparable transactions with unrelated third parties. In addition, management and internal audit annually analyze all existing related party agreements and transactions and review them with the Audit Committee.

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

On July 14, 2015, the Board approved the final distribution ratio and declared a pro rata dividend of the outstanding shares of B&N Education common stock, which resulted in the complete legal and structural separation of the two companies on August 2, 2015.

In fiscal 2011, the Company entered into an agreement with MBS Textbook Exchange, Inc. (MBS), which is majority-owned by Leonard Riggio and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Pursuant to this agreement, MBS agrees to purchase at the end of a given semester certain agreed upon textbooks, which the Company shall have rented to students during such semester. Total sales to MBS under this program were $2, $619 and $1,388 for fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Total outstanding amounts payable to MBS for these arrangements, net of any amounts due, were $183 and $165 for fiscal 2016 and fiscal 2015, respectively.

The Company purchases new and used textbooks directly from MBS. Total purchases were $7,092, $14,594 and $14,371 for fiscal 2016, fiscal 2015 and fiscal 2014, respectively. MBS sells used books through the Barnes & Noble dealer network. The Company earned a commission of $268, $316 and $315 on the MBS used book sales in fiscal 2016, fiscal 2015 and fiscal 2014, respectively. In addition, Barnes & Noble hosts pages on its website, through which Barnes & Noble customers are able to sell used books directly to MBS. The Company is paid a fixed commission on the price paid by MBS to the customer. Total commissions paid to the Company under this arrangement were $68, $91 and $99 for fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

In fiscal 2010, the Company entered into an agreement with TXTB.com LLC (TXTB), a subsidiary of MBS, pursuant to which the marketplace program on the Barnes & Noble website was made available through the TXTB website. The Company receives a fee from third-party sellers for sales of marketplace items sold on the TXTB website and, upon receipt of such fee, the Company remits a separate fee to TXTB for those sales. In fiscal 2011, the Company entered into an agreement with TXTB, pursuant to which the Company became the exclusive provider of trade books to TXTB customers through the TXTB website. TXTB receives a commission from the Company on each purchase by a TXTB customer. In fiscal 2013, the Company also entered into an agreement with MBS Direct, a division of MBS, pursuant to which the marketplace program on the Barnes & Noble website was made available through the MBS Direct website. The Company receives a fee from third-party sellers for sales of marketplace items sold on the MBS Direct website and, upon receipt of such fee, the Company remits a separate fee to MBS Direct for those sales. Total commissions paid to TXTB and MBS Direct under these arrangements were $515, $429 and $238 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. Outstanding amounts payable to TXTB and MBS Direct were $0 and $7 for fiscal 2016 and fiscal 2015, respectively.

In fiscal 2010, the Company entered into an Aircraft Time Sharing Agreement with LR Enterprises Management LLC (LR Enterprises), which is owned by Leonard Riggio and Louise Riggio, pursuant to which LR Enterprises granted the Company the right to use a jet aircraft owned by it on a time-sharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the Federal Aviation Regulations (FAR). Such operating costs were $63, $155 and $175 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively. LR Enterprises is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, other than insurance obtained for the specific flight as requested by the Company, as provided in the FAR.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity, in which Leonard Riggio has a majority interest, under a lease expiring in 2023, and the second location is leased from an entity, in which Leonard Riggio has a minority interest, under a lease expiring in 2016. The space was rented at an aggregate annual rent, including real estate taxes, of approximately $7,784, $6,834 and $4,299 during fiscal 2016, fiscal 2015 and fiscal 2014, respectively.

The Company leased an office/warehouse from a partnership, in which Leonard Riggio has a 50% interest, pursuant to a lease terminated effective December 30, 2015. The space was rented at an annual rent of $456, $262 and $707 during fiscal 2016 through the date of termination, fiscal 2015 and fiscal 2014, respectively. During fiscal 2015, the Company received credits totaling $418, representing the net effect of inadvertent overpayment of construction expenses and underpayment of base rent previously paid. Net of subtenant income, the Company paid rent of $179 during fiscal 2016 through the date of termination, received $174 during fiscal 2015 due to credits noted above and paid $270 during fiscal 2014.

The Company was provided with national freight distribution and trucking services by Argix Direct Inc. (Argix), a company in which a brother of Leonard Riggio owned a 20% interest. The Company paid Argix $19,102, $47,536 and $52,087 for such services during fiscal 2016 through the date of termination, fiscal 2015 and fiscal 2014, respectively. The contracted relationship between Argix and the Company has terminated due to Argix exiting the industry during fiscal 2016.

On August 18, 2011, the Company entered into an investment agreement between the Company and Liberty GIC, Inc. (Liberty), pursuant to which the Company issued and sold to Liberty, and Liberty purchased, 204,000 shares of the Company’s Series J Preferred Stock, par value $0.001 per share (Preferred Stock), for an aggregate purchase price of $204,000 in a private placement exempt from the registration requirements of the 1933 Act. The shares of Preferred Stock were convertible, at the option of the holders, into shares of Common Stock representing 16.6% of the Common Stock outstanding as of August 29, 2011 (after giving pro forma effect to the issuance of the Preferred Stock) based on the initial conversion rate. The initial conversion rate reflected an initial conversion price of $17.00 and was subject to adjustment in certain circumstances. The initial dividends rate for the Preferred Stock was equal to 7.75% per annum of the initial liquidation preference of the Preferred Stock paid quarterly and subject to adjustment in certain circumstances.

On July 10, 2015, the Company gave notice of its exercise of the right to force conversion of all outstanding shares of its Senior Convertible Redeemable Series J Preferred Stock into Company Common Stock pursuant to Section 9 of the Certificate of Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series J Preferred Stock, dated as of August 18, 2011 (the Forced Conversion). The effective date of the Forced Conversion was July 24, 2015. On the date of the Forced Conversion, each share of Series J Preferred Stock was automatically converted into 59.8727 shares of Company Common Stock, which included shares of Company Common Stock reflecting accrued and unpaid dividends on Series J Preferred Stock. Each holder of Series J Preferred Stock received whole shares of Company Common Stock and a cash amount in lieu of fractional shares of Company Common Stock.

As a result of the Forced Conversion and an earlier voluntary conversion, all shares of Series J Preferred were retired by the Company and are no longer outstanding.

The Company purchased trade books, primarily craft and hobby books, from Leisure Arts, Inc. (Leisure Arts), a subsidiary of Liberty Media. Total purchases from Leisure Arts following the date of the Liberty investment were $38 during fiscal 2014. In fiscal 2013, the Company entered into an agreement with Sirius XM Radio, Inc. (Sirius), a subsidiary of Liberty Media, pursuant to which Sirius registered for the NOOK® developer program whereby Sirius applications were made available for consumer download on NOOK® devices. Total commissions received from Sirius during fiscal 2014 were $1.

25.	Dividends

The Company paid a dividend to preferred shareholders in the amount of $3,941 and $16,026 in fiscal 2016 and fiscal 2015, respectively.

The Company paid a dividend to common stockholders in the amount of $46,056 and $0 during fiscal 2016 and fiscal 2015, respectively.

26.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for fiscal 2016 and fiscal 2015 is as follows:

Fiscal 2016 Quarterly Period Ended On	August 1, 2015	October 31, 2015	January 30, 2016	April 30, 2016	Fiscal Year 2016
Sales	$978,559	894,654	1,413,947	876,684	4,163,844
Gross profit	300,098	269,786	491,655	265,758	1,327,297

Net income (loss) from continuing operations	(7,751)	(27,203)	80,262	(30,608)	14,700
Net loss from discontinued operations	(27,123)	(12,023)	—	—	(39,146)

Net income (loss)	$(34,874)	(39,226)	80,262	(30,608)	(24,446)

Basic income (loss) per common share:
Income (loss) from continuing operations	$(0.27)	(0.36)	1.04	(0.42)	0.05
Loss from discontinued operations	(0.41)	(0.16)	—	—	(0.54)

Basic income (loss) per common share	$(0.68)	(0.52)	1.04	(0.42)	(0.49)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(0.27)	(0.36)	1.04	(0.42)	0.05
Loss from discontinued operations	(0.41)	(0.16)	—	—	(0.54)

Diluted income (loss) per common share	$(0.68)	(0.52)	1.04	(0.42)	(0.49)

Fiscal 2015 Quarterly Period Ended On	August 2, 2014	November 1, 2014	January 31, 2015	May 2, 2015	Fiscal Year 2015
Sales	$1,010,353	936,544	1,440,132	910,079	4,297,108
Gross profit	334,602	285,731	505,784	299,807	1,425,924

Net income (loss) from continuing operations	2,023	(5,109)	38,977	(3,019)	32,872
Net income (loss) from discontinued operations	(30,472)	17,407	33,191	(16,402)	3,724

Net income (loss)	$(28,449)	12,298	72,168	(19,421)	36,596

Basic income (loss) per common share:
Income (loss) from continuing operations	$(0.05)	(0.16)	0.45	(0.12)	0.15
Income (loss) from discontinued operations	(0.51)	0.28	0.51	(0.26)	0.06

Basic income (loss) per common share	$(0.56)	0.12	0.96	(0.37)	0.21

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(0.05)	(0.16)	0.45	(0.12)	0.15
Income (loss) from discontinued operations	(0.51)	0.28	0.51	(0.26)	0.06

Diluted income (loss) per common share	$(0.56)	0.12	0.96	(0.37)	0.21

27.	Subsequent Events

Dividends to Stockholders

On June 8, 2016, the Company announced its Board of Directors declared a quarterly cash dividend of $0.15 per share, payable on July 29, 2016 to stockholders of record at the close of business on July 8, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Barnes & Noble, Inc.

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. as of April 30, 2016 and May 2, 2015, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended April 30, 2016. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barnes & Noble, Inc. at April 30, 2016 and May 2, 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Barnes & Noble, Inc.’s internal control over financial reporting as of April 30, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 23, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
June 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Barnes & Noble, Inc.

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of April 30, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Barnes & Noble, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. as of April 30, 2016 and May 2, 2015, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended April 30, 2016 of Barnes & Noble, Inc. and our report dated June 23, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY
June 23, 2016

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

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2016 filed with the Securities and Exchange Commission, and the Company will submit to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.