Form 10-K, Exhibit 13
period 2017-04-29
BARNES & NOBLE INC
filed 2017-06-22
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The Statement of Operations Data for the 52 weeks ended April 29, 2017 (fiscal 2017), 52 weeks ended April 30, 2016 (fiscal 2016) and 52 weeks ended May 2, 2015 (fiscal 2015), and the Balance Sheet Data as of April 29, 2017 and April 30, 2016 are derived from, and are incorporated by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 53 weeks ended May 3, 2014 (fiscal 2014), 52 weeks ended April 27, 2013 (fiscal 2013), the Balance Sheet Data as of May 2, 2015, May 3, 2014 and April 27, 2013 are derived from audited consolidated financial statements not included elsewhere in this report.

Fiscal Year (In thousands, except per share data)	Fiscal 2017	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble Retail	$3,784,655	4,028,614	4,108,243	4,295,140	4,568,247
NOOK	146,514	191,520	263,833	505,862	780,433
Elimination (a)	(36,611)	(56,290)	(74,968)	(167,657)	(272,919)

Total sales	3,894,558	4,163,844	4,297,108	4,633,345	5,075,761
Cost of sales and occupancy	2,682,356	2,836,547	2,871,184	3,214,396	3,800,064

Gross profit	1,212,202	1,327,297	1,425,924	1,418,949	1,275,697

Selling and administrative expenses	1,040,007	1,176,778	1,192,065	1,287,163	1,380,747
Depreciation and amortization	117,887	135,863	143,665	168,793	180,285

Operating income (loss)	54,308	14,656	90,194	(37,007)	(285,335)
Interest expense, net and amortization of deferred financing fees (b)	7,509	8,770	17,678	29,122	30,474

Income (loss) before taxes	46,799	5,886	72,516	(66,129)	(315,809)
Income taxes	24,776	(8,814)	39,644	13,011	(122,407)

Net income (loss) from continuing operations	22,023	14,700	32,872	(79,140)	(193,402)
Net income (loss) from discontinued operations	—	(39,146)	3,724	31,872	35,596

Net income (loss)	$22,023	(24,446)	36,596	(47,268)	(157,806)

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.30	0.05	0.15	(1.67)	(3.63)
Income (loss) from discontinued operations	—	(0.54)	0.06	0.54	0.61

Basic income (loss) per common share	$0.30	(0.49)	0.21	(1.12)	(3.02)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.30	0.05	0.15	(1.67)	(3.63)
Income (loss) from discontinued operations	—	(0.54)	0.06	0.54	0.61

Diluted income (loss) per common share	$0.30	(0.49)	0.21	(1.12)	(3.02)

Weighted average common shares outstanding:
Basic	72,188	72,410	60,842	58,971	58,247
Diluted	72,328	72,542	60,928	58,971	58,247
Dividends declared per common share	$0.60	0.60	—	—	—

(In thousands of dollars, except per share data)	Fiscal 2017	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013
OTHER OPERATING DATA:
Number of Barnes & Noble Retail stores	633	640	648	661	675
Comparable sales increase (decrease):
Barnes & Noble Retail store sales (c)	(6.3)%	0.0%	(1.9)%	(5.8)%	(3.4)%
Barnes & Noble Retail core sales (d)	(5.7)%	0.4%	0.5%	(3.1)%	0.1%

Capital expenditures	$96,258	94,274	94,805	96,728	127,075

BALANCE SHEET DATA:

Total assets – continuing operations	$1,932,921	2,012,782	2,045,104	2,270,649	2,542,108
Total assets – discontinued operations	$—	—	1,067,327	1,122,071	980,535
Total liabilities – continuing operations	$1,358,610	1,409,272	1,347,384	1,798,649	1,880,729
Total liabilities – discontinued operations	$—	—	379,630	357,180	353,009
Long-term debt	$64,900	47,200	—	—	77,000
Long-term subordinated note	$—	—	—	—	127,250
Shareholders’ equity	$574,311	603,510	1,189,358	658,696	713,743

(a)	Represents sales from NOOK to B&N Retail on a sell-through basis.

(b)	Amounts for fiscal 2017, fiscal 2016, fiscal 2015, fiscal 2014 and fiscal 2013 are net of interest income of $0, $0, $58, $190 and $71, respectively.

(c)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with Accounting Standards Codification 605-25, Revenue Recognition, Multiple-Element Arrangements, and does not include sales from closed or relocated stores.

(d)

Core comparable store sales, which exclude sales of NOOK® products, increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed or relocated stores.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. As used in this section, “fiscal 2017” represents the 52 weeks ended April 29, 2017, “fiscal 2016” represents the 52 weeks ended April 30, 2016 and “fiscal 2015” represents the 52 weeks ended May 2, 2015.

General

Barnes & Noble, Inc., one of the nation’s largest booksellers,1 provides customers a unique experience across its multi-channel distribution platform. As of April 29, 2017, the Company operates 633 bookstores in 50 states, maintains an eCommerce site, develops digital reading products and operates NOOK, one of the largest digital bookstores. Barnes & Noble is utilizing the strength of its retail footprint in combination with its online and digital businesses to provide an omni-channel experience for its customers, fulfilling its commitment to offer customers any book, anytime, anywhere and in any format.

Barnes & Noble Retail (B&N Retail) operates 633 retail bookstores, primarily under the Barnes & Noble Booksellers® trade name, and includes the Company’s eCommerce site. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption online, NOOK®2 reading devices, co-branded NOOK® tablets and reading software for iOS, Android and Windows. The Company employed approximately 26,000 employees (11,000 full-time and 15,000 part-time employees) as of April 29, 2017.

The Company’s principal business is the sale of trade books (generally, hardcover and paperback titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, NOOK® and related accessories, bargain books, magazines, gifts, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on www.barnesandnoble.com. The Company offers its customers a full suite of textbook options (new, used, digital and rental).

Separation of Barnes & Noble Education, Inc.

On February 26, 2015, Barnes & Noble announced plans for the legal and structural separation of Barnes & Noble Education, Inc. (Barnes & Noble Education or B&N Education) (formerly known as NOOK Media Inc.) from Barnes & Noble into an independent public company (the Spin-Off).

On July 14, 2015, the Barnes & Noble board of directors (the Board) approved the final distribution ratio and declared a pro rata dividend of the outstanding shares of B&N Education common stock, which resulted in the complete legal and structural separation of the two companies. The distribution was subject to the satisfaction or waiver of certain conditions as set forth in B&N Education’s Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (SEC) on February 26, 2015 and was amended on April 29, 2015, June 4, 2015, June 29, 2015, July 13, 2015, July 14, 2015 and July 15, 2015.

[1]	Based upon sales reported in trade publications and public filings.
[2]

Any references to NOOK® include the Company’s NOOK® Tablet, Samsung Galaxy Tab® A NOOK®, Samsung Galaxy Tab® S2 NOOK®, Samsung Galaxy Tab® E NOOK® and NOOK GlowLightTM Plus devices, each of which includes the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

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

History of Barnes & Noble Education, Inc.

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

Discontinued Operations of Barnes & Noble Education, Inc.

The Company has recognized the separation of B&N Education in accordance with Accounting Standards Codification (ASC) 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education for fiscal 2015 and fiscal 2014 have been adjusted to include pre-spin B&N Education results and separation-related costs and exclude corporate allocations with B&N Retail, and have been classified as discontinued operations. Additionally, discontinued operations for fiscal 2016 primarily consisted of pre-spin B&N Education results, investment banking fees (as they directly related to the Spin-Off) and separation-related costs, and excluded corporate allocation adjustments with B&N Retail.

Resignation Charge

On August 2, 2015, Michael P. Huseby resigned from the Company’s Board of Directors and as Chief Executive Officer of the Company, which was contingent upon the successful separation of B&N Education. In connection with his termination of employment, he received severance payments based on the terms of his employment agreement with the Company, effective as of January 7, 2014. Under the terms of his employment agreement, upon a resignation for “Good Reason”, Mr. Huseby was entitled to receive lump-sum severance equal to two times the sum of (a) annual base salary, (b) the average annual incentive compensation paid to the named executive officer with respect to the preceding two completed years and (c) the cost of benefits. In addition, Mr. Huseby was entitled to accelerated vesting of the equity-based awards granted pursuant to his employment agreement. As a result, Mr. Huseby received a severance payment equal to $7.7 million and additionally was entitled to 300,000 shares of the Company’s common stock pursuant to the accelerated vesting of the equity-based awards, which were settled for cash based on the closing price of the Company’s common stock on the record date of the Spin-Off in an amount equal to $8.0 million. The net cash payments related to Mr. Huseby’s resignation totaled $15.7 million during the second quarter of fiscal 2016. Mr. Huseby’s 300,000 shares have been ratably expensed from the initial grant date, thereby reducing the total resignation charge to $10.5 million, which was recorded within selling and administrative expenses during the second quarter of fiscal 2016.

CEO Departure

On October 26, 2016, the Company entered into a release agreement (the Release Agreement) with its former Chief Executive Officer, Ronald D. Boire. Under the Release Agreement, Mr. Boire and the Company agreed to release claims against each other in connection with Mr. Boire’s termination of employment in exchange for a cash payment contemplated by his employment agreement. In connection with the execution of the Release Agreement, Mr. Boire also agreed to forfeit all equity awards that were granted to him by the Company.

The cash payment in connection with the Release Agreement totaled $4.8 million. The Company has previously recognized $1.9 million in expense relating to the equity awards granted to Mr. Boire during his employment. Taking into account the reversal of those expenses, the Company recorded a net charge related to the cash payment to Mr. Boire in connection with the Release Agreement of $2.9 million within selling and administrative expenses during the second quarter of fiscal 2017.

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

Segments

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management and makes decisions on the allocation of resources. The Company’s two operating segments are B&N Retail and NOOK.

B&N Retail

This segment includes 633 bookstores as of April 29, 2017, primarily under the Barnes & Noble Booksellers trade name. These Barnes & Noble stores generally offer a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music & Vinyl, Gift, Magazine, Bargain products and a dedicated NOOK® area. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, www.barnesandnoble.com, and its publishing operation, Sterling Publishing.

Barnes & Noble stores range in size from 3,000 to 60,000 square feet depending upon market size, with an overall average store size of 26,000 square feet. In fiscal 2017, the Company reduced the Barnes & Noble store base by approximately 199,000 square feet, bringing the total square footage to 16.7 million square feet, a net reduction of 1.2% from fiscal 2016.

Each Barnes & Noble store features an authoritative selection of books, ranging from 22,000 to 163,000 titles. The comprehensive title selection is diverse and reflects local interests and regional titles and authors’ works. Bestsellers typically represent between approximately 4% and 6% of Barnes & Noble store sales. Product Master, the Company’s proprietary inventory management database, has approximately 19.0 million titles. It includes approximately 7.3 million active titles and provides each store with comprehensive title selections. By enhancing the Company’s existing merchandise replenishment systems, Product Master allows the Company to achieve higher in-stock positions and better productivity at the bookstore level through efficiencies in receiving, cashiering and returns processing. Complementing this extensive on-site selection, all Barnes & Noble stores provide customers with access to the millions of books available to online shoppers at www.barnesandnoble.com by offering an option to have the book sent to the store or shipped directly to the customer.

Sterling Publishing

Sterling Publishing is a leading publisher of non-fiction trade titles. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books and kits across a variety of imprints, in categories such as health & wellness, music & popular culture, food & wine, crafts, puzzles & games, coloring books and history & current affairs, as well as a large children’s line. Sterling, with a solid backlist and robust value publishing program, has a title base of approximately 15,000 eBooks and print books. In addition, Sterling also distributes approximately 1,100 titles on behalf of client publishers.

NOOK

This segment represents the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital newsstand and sales of NOOK® devices and accessories to B&N Retail. The underlying strategy of the NOOK business is to offer customers any digital book, newspaper or magazine, anytime, on any device. The Company remains committed to delivering to customers the best digital bookstore experience, providing easy access to Barnes & Noble’s expansive digital collection of over four million eBooks, digital magazines and newspapers, while rationalizing its existing cost structure. As part of this commitment, the Company partners with Samsung to develop co-branded NOOK® tablets that feature the award-winning Barnes & Noble digital reading experience, while continuing to develop and offer its own black-and-white NOOK® eReaders.

On April 7, 2016, the Company entered into an agreement with Bahwan CyberTek (BCT), a global software products and services company, in which the Company outsourced certain NOOK functions, including cloud management and development support for NOOK® software.

Results of Operations

Fiscal Year	Fiscal 2017	Fiscal 2016	Fiscal 2015
Sales (in thousands)	$3,894,558	$4,163,844	$4,297,108
Net Income From Continuing Operations (in thousands)	$22,023	$14,700	$32,872
Net Income (Loss) From Discontinued Operations (in thousands)	$—	$(39,146)	$3,724
Net Income (Loss) (in thousands)	$22,023	$(24,446)	$36,596
Diluted Income Per Common Share From Continuing Operations	$0.30	$0.05	$0.15
Diluted Income (Loss) Per Common Share From Discontinued Operations	$—	$(0.54)	$0.06

Diluted Income (Loss) Per Common Share	$0.30	$(0.49)	$0.21
Comparable Sales Increase (Decrease)
Barnes & Noble Retail store sales (a)	(6.3)%	0.0%	(1.9)%
Barnes & Noble Retail core sales (b)	(5.7)%	0.4%	0.5%
Stores Opened
Barnes & Noble Retail stores	3	0	0
Stores Closed
Barnes & Noble Retail stores	10	8	13
Number of Stores Open at Year End
Barnes & Noble Retail stores	633	640	648
Square Feet of Selling Space at Year End (in millions)
Barnes & Noble Retail stores	16.7	16.9	17.1

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with Accounting Standards Codification (ASC) 605-25, Revenue Recognition, Multiple-Element Arrangements, and does not include sales from closed or relocated stores.

(b)

Core comparable store sales, which exclude sales of NOOK® products, increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed or relocated stores.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	Fiscal 2017	Fiscal 2016	Fiscal 2015
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	68.9	68.1	66.8

Gross profit	31.1	31.9	33.2
Selling and administrative expenses	26.7	28.3	27.7
Depreciation and amortization	3.0	3.3	3.3

Operating income	1.4	0.4	2.1
Interest expense, net and amortization of deferred financing fees	0.2	0.2	0.4

Income before taxes	1.2	0.1	1.7
Income taxes	0.6	(0.2)	0.9

Net income from continuing operations	0.6	0.4	0.8
Net income (loss) from discontinued operations	—	(0.9)	0.1

Net income (loss)	0.6%	(0.6)%	0.9%

Business Overview

Recently, Barnes & Noble has experienced declining sales trends due primarily to lower store traffic and the challenging retail environment. Despite sales declines, the Company has been able to sustain profit levels on cost reductions. While the Company believes it has lost share on its recent sales performance, it also sees opportunities in an industry that has become more stable.

To grow sales, the Company will leverage the strength of its Barnes & Noble brand, knowledgeable booksellers, vast selection and retail footprint to attract customers to its omni-channel offerings. Merchandising initiatives are focused on increasing the number of value offers, improving SKU productivity, improving inventory management processes, testing changes to existing store layouts and remerchandising select business units in stores. The Company believes there is opportunity to increase conversion, by improving navigation and discovery throughout the store, including a customer friendly and more intuitive organization of books and improved signage for easier browsing within and across sections.

In-store events also drive traffic, reinforcing Barnes & Noble as a community center where customers can meet, browse and discover. The Company is also utilizing social media, where booksellers communicate events, promotions and new product offerings with customers at the local level.

In addition to initiatives focused on growing sales through its existing store base, the Company is also testing new bookstore formats, which it believes could foster sales growth in the future.

BN.com and NOOK are important components of the Company’s omni-channel strategy. The Company believes that in the long term, enhancements to its BN.com platform will enable it to be more competitive in the marketplace. The Company continues to improve its overall eCommerce user experience across channels, including desktop, tablet, mobile and app based, with the goal of providing a great device agnostic user experience. For customers interested in eBooks, the Company continues to judiciously bring new NOOK devices and apps to market.

The Company’s Membership program provides the Company with valuable data and insights into its customer base, enabling the Company to better understand and market to its customers. Members are more productive than Non-Members, as they spend more and visit more often. The Company continues to test programs to grow sales to both Members and Non-Members, increase Membership, improve price perception and enhance its overall customer value proposition.

In light of the declining sales trends, the Company remains committed to right sizing its cost structure. The Company is focused on simplification throughout its organization to create efficiencies and reinvest resources to support sales growth. At B&N Retail, the Company is focused on increasing store and supply chain productivity, streamlining operations and eliminating non-productive spend. At NOOK, the Company exited non-core businesses and outsourced certain functions, which enabled it to close its Santa Clara, CA and Taipei offices. NOOK expects to continue to re-calibrate its cost structure commensurate with sales, further reducing its losses.

52 Weeks Ended April 29, 2017 Compared with 52 Weeks Ended April 30, 2016

The following tables summarize the Company’s results of operations for the 52 weeks ended April 29, 2017 and 52 weeks ended April 30, 2016.

Sales

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	% Total	April 30, 2016	% Total
B&N Retail	$3,784,655	97.2%	$4,028,614	96.8%
NOOK	146,514	3.8%	191,520	4.6%
Elimination	(36,611)	(0.9)%	(56,290)	(1.4)%

Total Sales	$3,894,558	100.0%	$4,163,844	100.0%

The Company’s sales decreased $269.3 million, or 6.5%, during fiscal 2017 to $3.895 billion from $4.164 billion during fiscal 2016. The changes by segment are as follows:

•

B&N Retail sales decreased $244.0 million, or 6.1%, to $3.785 billion from $4.029 billion during the same period one year ago, and accounted for 97.2% of total Company sales. Comparable store sales decreased $216.5 million, or 6.3%, as compared to the prior year. Closed stores decreased sales by $46.7 million. B&N Retail also includes third-party sales of Sterling Publishing Co., Inc., which decreased by $13.4 million, or 27.3%, versus the prior year on lower coloring book sales. Online sales increased $10.8 million, or 3.7%, versus the prior year period on benefits from an eBook settlement (as discussed below), site improvements and increased promotional activity. New stores increased sales by $7.7 million. Gift card breakage increased $6.5 million as redemptions continue to run lower than historical patterns.

Of the $216.5 million decrease in comparable store sales, core comparable store sales, which exclude sales of NOOK® products, decreased $194.2 million, or 5.7%, as compared to the prior year due in large part to lower traffic, comparisons to last year’s coloring book and artist supplies phenomenon and the challenging retail environment. Book categories decreased sales by $134.5 million, or 6.0%, on lower sales of Trade, Bargain (primarily coloring books) and Juvenile titles, while non-book core categories decreased sales by $59.7 million, or 5.1% on declines in the DVD, Café, Newsstand and Gift businesses. Comparable sales of NOOK® products at B&N Retail stores decreased $22.3 million, or 37.5%, primarily on lower device unit volume and lower average selling prices.

•

NOOK sales decreased $45.0 million, or 23.5%, to $146.5 million from $191.5 million during the same period one year ago, and accounted for 3.8% of total Company sales. Digital content sales decreased $23.6 million, or 18.1%, compared to prior year on lower unit sales, partially offset by higher average selling prices. Current year content volume benefited from an eBook settlement. Device and accessories sales decreased $21.4 million, or 34.9%, primarily on lower unit sales and lower average selling prices.

•

Elimination sales, which represent sales from NOOK to B&N Retail on a sell-through basis, decreased $19.7 million, or 35.0%, versus the prior year. NOOK sales, net of elimination, accounted for 2.8% of total Company sales.

In fiscal 2017, the Company opened three and closed ten Barnes & Noble stores, bringing its total number of B&N Retail stores to 633, with 16.7 million square feet, in the 50 states.

Cost of Sales and Occupancy

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	% Sales	April 30, 2016	% Sales
B&N Retail	$2,636,113	69.7%	$2,770,209	68.8%
NOOK	82,854	56.6%	122,628	64.0%
Elimination	(36,611)	(25.0)%	(56,290)	(29.4)%

Total Cost of Sales and Occupancy	$2,682,356	68.9%	$2,836,547	68.1%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies and other operating expenses), rental expense, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $154.2 million, or 5.4%, to $2.682 billion in fiscal 2017 from $2.837 billion in fiscal 2016. Cost of sales and occupancy increased as a percentage of sales to 68.9% in fiscal 2017 from 68.1% in fiscal 2016. The changes by segment are as follows:

•

B&N Retail cost of sales and occupancy increased as a percentage of sales to 69.7% from 68.8%, or 90 basis points, during the same period one year ago primarily on occupancy deleverage (60 basis points), higher markdowns (50 basis points) from promotional activity, including Harry Potter and the Cursed Child, as well as markdowns to clear non-returnable merchandise resulting from the holiday sales shortfall. The remaining variance included product mix, sales deleverage and general timing differences.

•

NOOK cost of sales and occupancy decreased as a percentage of sales to 56.6% from 64.0% during the same period one year ago. This decrease was primarily due to sales mix, improved device margins and a favorable channel partner settlement.

Gross Profit

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	% Sales	April 30, 2016	% Sales
B&N Retail	$1,148,542	30.3%	$1,258,405	31.2%
NOOK	63,660	57.9%	68,892	50.9%

Total Gross Profit	$1,212,202	31.1%	$1,327,297	31.9%

The Company’s consolidated gross profit decreased $115.1 million, or 8.7%, to $1.212 billion in fiscal 2017 from $1.327 billion in fiscal 2016. This decrease was due to the matters discussed above.

Selling and Administrative Expenses

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	% Sales	April 30, 2016	% Sales
B&N Retail	$959,002	25.3%	$1,043,221	25.9%
NOOK	81,005	73.7%	133,557	98.8%

Total Selling and Administrative Expenses	$1,040,007	26.7%	$1,176,778	28.3%

Selling and administrative expenses decreased $136.8 million, or 11.6%, to $1.040 billion in fiscal 2017 from $1.177 billion in fiscal 2016. Selling and administrative expenses decreased as a percentage of sales to 26.7% in fiscal 2017 from 28.3% in fiscal 2016. The changes by segment are as follows:

•

B&N Retail selling and administrative expenses decreased $84.2 million as compared to prior year, decreasing 60 basis points as a percentage of sales to 25.3% from 25.9% for the year. Favorable variances to the prior year include lower pension expense (60 basis points) on the prior year pension settlement charge, lower holiday advertising (45 basis points) and lower website expenses (25 basis points) as the prior year included investments to stabilize the site and improve traffic and customer experience. The prior year also included a net CEO separation-related severance charge of $10.5 million (25 basis points). Unfavorable variances to the prior year include higher store payroll (65 basis points on store sales) as sales deleverage and wage increases offset productivity gains, higher non-CEO severance costs (25 basis points) primarily resulting from a cost reduction program and a severance charge (net of reversal of expense relating to equity awards) of $3.0 million resulting from the current year CEO departure (10 basis points). The remaining variance included the general timing of expenses.

•

NOOK selling and administrative expenses decreased $52.6 million as compared to the prior year, decreasing as a percentage of sales to 73.7% from 98.8% during the same period a year ago. Current year expenses include severance and transitional costs of $10.7 million related to the outsourcing of certain services and the closure of its California and Taiwan offices. Excluding these costs, the decrease in dollars was primarily attributable to continued cost rationalization efforts, including lower compensation, as well as lower variable costs on the sales decline.

Depreciation and Amortization

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	% Sales	April 30, 2016	% Sales
B&N Retail	$98,877	2.6%	$101,888	2.5%
NOOK	19,010	17.3%	33,975	25.1%

Total Depreciation and Amortization	$117,887	3.0%	$135,863	3.3%

Depreciation and amortization decreased $18.0 million, or 13.2%, to $117.9 million in fiscal 2017 from $135.9 million in fiscal 2016. This decrease was primarily attributable to fully depreciated assets, partially offset by additional capital expenditures.

Operating Income (Loss)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	% Sales	April 30, 2016	% Sales
B&N Retail	$90,663	2.4%	$113,296	2.8%
NOOK	(36,355)	(33.1)%	(98,640)	(72.9)%

Total Operating Income	$54,308	1.4%	$14,656	0.4%

The Company’s consolidated operating income increased $39.7 million, or 270.6%, to an operating income of $54.3 million in fiscal 2017 from an operating income of $14.7 million in fiscal 2016. This increase was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 Weeks Ended	52 Weeks Ended
Dollars in thousands	April 29, 2017	April 30, 2016	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$7,509	$8,770	(14.4)%

Net interest expense and amortization of deferred financing fees decreased $1.3 million, or 14.4%, to $7.5 million in fiscal 2017 from $8.8 million in fiscal 2016. This decrease was primarily due to lower deferred financing fees in conjunction with the refinancing of the credit facility in August 2015.

Income Taxes

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	Effective Rate	April 30, 2016	Effective Rate
Income Taxes	$24,776	52.9%	$(8,814)	(149.7)%

The Company recorded an income tax provision of $24.8 million in fiscal 2017 compared with an income tax benefit of $8.8 million in fiscal 2016. The Company’s effective tax rate was 52.9% and (149.7)% in fiscal 2017 and fiscal 2016, respectively. The Company’s effective tax rate differs from the statutory rate due to the impact of permanent items such as meals and entertainment, non-deductible executive compensation, tax credits, changes in uncertain tax positions and the impact of return to provision adjustments and state tax provision, net of federal benefit. The Company continues to maintain a valuation allowance against certain state items. The prior year rate was impacted by uncertain tax positions, finalization of the federal income tax audit covering the 2008 through 2012 tax years, the closure of many state taxing jurisdiction statutes, the impact of new legislation enacted by Congress permanently reinstating the research and development credit and the impact of filing the income tax returns.

In accordance with accounting principles generally accepted in the United States (GAAP) rules on accounting for income taxes, the Company evaluates the realizability of its deferred tax assets at each reporting date. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a particular deferred tax asset will not be realized. As part of this evaluation, the Company reviews all evidence, both positive and negative, to determine if a valuation allowance is needed. The Company’s review of positive evidence included the review of historic profitability, projected profitability, feasible tax planning strategies that may be implemented and the reversal of temporary items. The Company determined that there was sufficient negative evidence to establish valuation allowances against certain deferred tax assets, totaling $7.6 million. The Company will monitor the need for additional valuation allowances at each quarter in the future and adjust the valuation allowance as necessary.

Net Income from Continuing Operations

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	Diluted EPS	April 30, 2016	Diluted EPS
Net Income from Continuing Operations	$22,023	$0.30	$14,700	$0.05

As a result of the factors discussed above, the Company reported a consolidated net income from continuing operations of $22.0 million (or $0.30 per diluted share) during fiscal 2017, compared with consolidated net income from continuing operations of $14.7 million (or $0.05 per diluted share) during fiscal 2016.

Net Loss from Discontinued Operations

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	Diluted EPS	April 30, 2016	Diluted EPS
Net Loss from Discontinued Operations	$—	$—	$(39,146)	$(0.54)

The Company has recognized the separation of B&N Education in accordance with ASC 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education have been classified as discontinued operations.

Discontinued operations for fiscal 2016 primarily consisted of pre-spin B&N Education results, investment banking fees (as they directly related to the Spin-Off) and separation-related costs, and excluded corporate allocation adjustments with B&N Retail.

Net Income (Loss)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	Diluted EPS	April 30, 2016	Diluted EPS
Net Income (Loss)	$22,023	$0.30	$(24,446)	$(0.49)

As a result of the factors discussed above, the Company reported a consolidated net income of $22.0 million (or $0.30 per diluted share) during fiscal 2017, compared with consolidated net loss of $24.4 million (or $0.49 per diluted share) during fiscal 2016.

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

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies and other operating expenses), rental expense, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

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

Operating Income (Loss)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 30, 2016	% Sales	May 2, 2015	% Sales
B&N Retail	$113,296	2.8%	$213,355	5.2%
NOOK	(98,640)	(72.9)%	(123,161)	(65.2)%

Total Operating Income	$14,656	0.4%	$90,194	2.1%

The Company’s consolidated operating income decreased $75.5 million, or 83.8%, to an operating income of $14.7 million in fiscal 2016 from an operating income of $90.2 million in fiscal 2015. This decrease was due to the matters discussed above.

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

The Company recorded an income tax benefit of $8.8 million in fiscal 2016 compared with an income tax provision of $39.6 million in fiscal 2015. The Company’s effective tax rate was (149.7)% and 54.7% in fiscal 2016 and fiscal 2015, respectively. The income tax (benefit)/provision in fiscal 2016 and fiscal 2015, respectively, include the impact of permanent items such as meals and entertainment, non-deductible executive compensation and changes in uncertain tax positions. Fiscal 2016 also includes the impact of the finalization of the federal income tax audit covering the 2008 through 2012 tax years, the closure of many state taxing jurisdiction statutes and the impact of new legislation enacted by Congress permanently reinstating the research and development credit. The Company continues to maintain a valuation allowance against certain state items. In fiscal 2015, the Company recorded the tax implications of the Microsoft agreement, which do not impact the current year, as a result of the termination of the Microsoft agreement in December 2014.

In accordance with GAAP rules on accounting for income taxes, the Company evaluates the realizability of its deferred tax assets at each reporting date. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a particular deferred tax asset will not be realized. As part of this evaluation, the Company reviews all evidence, both positive and negative, to determine if a valuation allowance is needed. The Company’s review of positive evidence included the review of historic profitability, projected profitability, feasible tax planning strategies that may be implemented and the reversal of temporary items. The Company determined that there was sufficient negative evidence to establish valuation allowances against certain deferred tax assets, totaling $6.7 million during fiscal 2016. The Company will monitor the need for additional valuation allowances at each quarter in the future and adjust the valuation allowance as necessary.

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

The Company has recognized the separation of B&N Education in accordance with ASC 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education for fiscal 2015 have been adjusted to include pre-spin B&N Education results and separation-related costs and exclude corporate allocations with B&N Retail, and have been classified as discontinued operations. Additionally, discontinued operations for fiscal 2016 included investment banking fees (as they directly related to the Spin-Off), as well as pre-spin B&N Education results and separation-related costs, and excluded corporate allocation adjustments with B&N Retail.

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

Seasonality

The B&N Retail business, like that of many retailers, is seasonal, with the major portion of sales and operating income realized during its third fiscal quarter, which includes the holiday selling season.

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

Cash Flows

The Company’s cash and cash equivalents were $12.0 million as of April 29, 2017, compared with $13.8 million as of April 30, 2016. The decrease in cash and cash equivalents of $1.8 million versus the prior year period was due to changes in working capital and cash flows as outlined below.

Net cash flows provided by operating activities for fiscal 2017 were $145.2 million, as compared to net cash flows provided by operating activities of $195.7 million for fiscal 2016. The unfavorable year-over-year comparison was primarily attributable to changes in working capital.

Net cash flows used in investing activities for fiscal 2017 were $96.3 million, as compared to net cash flows used in investing activities of $94.3 million for fiscal 2016. The Company’s investing activities primarily consisted of capital expenditures for the maintenance of existing stores, merchandising initiatives, new store construction and enhancements to systems and the website.

Net cash flows used in financing activities for fiscal 2017 were $50.8 million, as compared to net cash flows used in financing activities of $47.8 million for fiscal 2016. The Company’s financing activities during fiscal 2017 consisted primarily of common dividends and share repurchases, partially offset by net proceeds on its credit facility. Financing activities during fiscal 2016 consisted primarily of common and preferred dividends, share repurchases, fees incurred to enter into the New Credit Facility (as defined below) and other financing activities, partially offset by net proceeds on the Company’s credit facility.

Over the past 12 months, the Company has returned $67.2 million in cash to its shareholders through share repurchases and dividends. Since July 2015, the Company has returned $139.9 million in cash to its shareholders through share repurchases and dividends.

Additional year-over-year balance sheet changes include the following:

•

Receivables, net decreased $57.6 million, or 46.1%, to $67.3 million as of April 29, 2017, compared to $124.9 million as of April 30, 2016, primarily due to collections on the eBook settlement receivable.

•

Merchandise inventories, net increased $13.2 million, or 1.4%, to $946.9 million as of April 29, 2017, compared to $933.7 million as of April 30, 2016. Retail inventories increased $16.2 million, or 1.8% as the prior year included heavier fourth quarter return volume. NOOK inventories decreased $3.0 million, or 24.3%, versus the prior year on lower planned sales volume.

•	Prepaid expenses and other current assets decreased $4.1 million, or 3.9%, to $101.8 million as of April 29, 2017, compared to $105.9 million as of April 30, 2016, primarily on income tax differences.

•	Property and equipment, net decreased $22.5 million, or 7.5%, to $276.1 million as of April 29, 2017, compared to $298.6 million as of April 30, 2016, as depreciation outpaced capital expenditures.

•	Intangible assets, net decreased $0.7 million, or 0.2%, to $310.2 million as of April 29, 2017, compared to $310.9 million as of April 30, 2016, on additional amortization.

•	Other non-current assets decreased $2.4 million, or 17.8%, to $11.2 million as of April 29, 2017, compared to $13.6 million as of April 30, 2016.

•

Accounts payable decreased $6.9 million, or 1.4%, to $473.7 million as of April 29, 2017, compared to $480.6 million as of April 30, 2016. Accounts payable represented 50.0% and 51.5% of merchandise inventories as of April 29, 2017 and April 30, 2016, respectively. This ratio is subject to changes in product mix and the timing of purchases, payments and returns.

•

Accrued liabilities decreased $77.0 million, or 21.4%, to $283.2 million as of April 29, 2017, compared to $360.2 million as of April 30, 2016. Accrued liabilities include the eBook settlement, deferred income, compensation, occupancy related, legal and other selling and administrative miscellaneous accruals.

•

Gift card liabilities decreased $1.7 million, or 0.5%, to $351.4 million as of April 29, 2017, compared to $353.1 million as of April 30, 2016. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company recognized gift card breakage of $35.5 million and $29.1 million during the 52 weeks ended April 29, 2017 and April 30, 2016, respectively. Gift card breakage increased over last year as redemptions continue to run lower than historical patterns. Additional breakage may be required if gift card redemptions continue to run lower than historical patterns.

•

Deferred taxes increased $32.1 million, or 59.5%, to $86.1 million as of April 29, 2017, compared to $54.0 million as of April 30, 2016. This increase is primarily due to true-up activity upon filing of federal and state returns, as well as recurring movement in temporary differences and the impact of accounting method changes.

•

Other long-term liabilities decreased $14.9 million, or 13.0%, to $99.3 million as of April 29, 2017, compared to $114.2 million as of April 30, 2016, due to lower deferred rent and lower tax reserves.

The Company has arrangements with third-party manufacturers to produce certain NOOK® products. These manufacturers procure and assemble unfinished parts and components from third-party suppliers based on forecasts provided by the Company. Given production lead times, commitments are generally made far in advance of finished product delivery. Based on current purchase commitments and product development plans, the Company did not record any provision for purchase commitments. Future charges may be required based on changes in forecasted sales or strategic direction.

EBook Settlement

The Company provided credits to eligible customers resulting from the settlement reached with Apple Inc. (Apple) in an antitrust lawsuit filed by various State Attorneys General and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $95.7 million in total credits as a result of the settlement, which is funded by Apple. If a customer’s credit is not used to make a purchase within one year, the entire credit will expire. The Company estimated total activations of $60.8 million through June 2017, which are recorded as a liability to its customers to the extent they have not yet been activated and as a receivable from Apple settlement fund to the extent they have not yet been reimbursed. As of April 29, 2017, the Company’s customers had activated $59.2 million in credits, of which $52.7 million were redeemed. Total receivables from the Apple settlement fund were $2.5 million as of April 29, 2017.

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

Credit Facility

Prior to August 3, 2015, the Company was party to an amended and restated credit facility with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified through August 3, 2015, the Prior Credit Facility), consisting of up to $1.0 billion in aggregate commitments under a five-year asset-backed revolving credit facility, which was scheduled to expire on April 29, 2016.

On August 3, 2015, the Company and certain of its subsidiaries entered into a credit agreement (New Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders from time to time party thereto, under which the lenders committed to provide a five-year asset-backed revolving credit facility in an aggregate committed principal amount of up to $700.0 million (Revolving Credit Facility). On September 30, 2016, the Company amended the New Credit Agreement to provide for a new “first-in, last-out” revolving credit facility (the FILO Credit Facility and, together with the Revolving Credit Facility, the New Credit Facility) in an aggregate principal amount of up to $50.0 million, which supplements availability under the Revolving Credit Facility. The Company generally must draw down the FILO Credit Facility before making any borrowings under the Revolving Credit Facility.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Bank, N.A. and SunTrust Robinson Humphrey, Inc. are the joint lead arrangers for the New Credit Facility. The New Credit Facility replaced the Prior Credit Facility. Proceeds from the New Credit Facility are used for general corporate purposes, including seasonal working capital needs.

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

The New Credit Facility allows the Company to declare and pay up to $70.0 million in dividends annually to its stockholders without compliance with any availability or ratio-based limitations.

Interest under the Revolving Credit Facility accrues, at the election of the Company, at a LIBOR or alternate base rate, plus, in each case, an applicable interest rate margin, which is determined by reference to the level of excess availability under the Revolving Credit Facility. Through the end of the fiscal quarter during which the closing of the Revolving Credit Facility occurred, loans under the Revolving Credit Facility bore interest at LIBOR plus 1.750% per annum, in the case of LIBOR borrowings, or at the alternate base rate plus 0.750% per annum, in the alternative, and thereafter the interest rate began to fluctuate between LIBOR plus 2.000% per annum and LIBOR plus 1.500% per annum (or between the alternate base rate plus 1.000% per annum and the alternate base rate plus 0.500% per annum), based upon the average daily availability under the Revolving Credit Facility for the immediately preceding fiscal quarter. Interest under the FILO Credit Facility accrues, at the election of the Company, at a LIBOR or alternate base rate, plus, in each case, an applicable interest rate margin, which is also determined by reference to the level of excess availability under the Revolving Credit Facility. Loans under the FILO Credit Facility bear interest at 1.000% per annum more than loans under the Revolving Credit Facility.

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

The following table presents selected information related to the Company’s credit facilities (in thousands):

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Credit facility at period end	$64,900	47,200	—
Average balance outstanding during the period	$96,297	66,948	18,227
Maximum borrowings outstanding during the period	$285,278	293,200	202,800
Weighted average interest rate during the period (a)	5.77%	8.21%	38.18%
Interest rate at end of period	3.73%	2.69%	0.00%

(a)	Includes commitment fees.

The Company wrote off $0.5 million of deferred financing fees related to the Prior Credit Facility during the 52 weeks ended April 30, 2016 and the remaining unamortized deferred financing fees of $3.5 million were deferred and are being amortized over the five-year term of the New Credit Facility. The Company also incurred $5.7 million of fees to secure the New Credit Facility, which are being amortized over the five-year term accordingly. During the 52 weeks ended April 29, 2017, the Company incurred $0.5 million of fees to secure the FILO Credit Facility, which are being amortized over the same term as the New Credit Facility.

Fees expensed with respect to the unused portion of the credit facilities were $2.2 million, $2.8 million and $4.7 million during fiscal 2017, fiscal 2016 and fiscal 2015, respectively.

The Company had $64.9 million and $47.2 million of outstanding debt under the New Credit Facility as of April 29, 2017 and April 30, 2016, respectively. The Company had $38.8 million and $47.9 million of outstanding letters of credit under its New Credit Facility as of April 29, 2017 and April 30, 2016, respectively.

The Company has no agreements to maintain compensating balances.

Capital Investment

The Company’s investing activities consist principally of capital expenditures for the maintenance of existing stores, merchandising initiatives, new store construction and enhancements to systems and the website. Capital expenditures totaled $96.3 million, $94.3 million and $94.8 million during fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Fiscal 2018 capital expenditure levels are expected to be approximately $100.0 million, although commitment to many such expenditures has not yet been made. Capital expenditures planned for fiscal 2018 primarily include new store development, merchandising initiatives, maintenance of existing stores, enhancements to systems and the website.

Based upon the Company’s current operating levels and capital expenditures for fiscal 2018, management believes cash and cash equivalents on hand, funds available under its credit facility and short-term vendor financing will be sufficient to meet the Company’s normal working capital and debt service requirements for at least the next 12 months. The Company regularly evaluates its capital structure and conditions in the financing markets to ensure it maintains adequate flexibility to successfully execute its business plan.

On October 20, 2015, the Company’s Board of Directors authorized a stock repurchase program (prior repurchase plan) of up to $50.0 million of its common shares. During fiscal 2016, the Company repurchased 2,763,142 shares at a cost of $26.7 million under the prior repurchase plan. During fiscal 2017, the Company repurchased 2,019,798 shares at a cost of $23.3 million under the prior repurchase plan. On March 15, 2017, subsequent to completing the prior repurchase plan, the Company’s Board of Directors authorized a new stock repurchase program of up to $50.0 million of its common shares. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. The new stock repurchase program has no expiration date and may be suspended or discontinued at any time. The Company’s repurchase plan is intended to comply with the requirements of Rule 10b-18 under the Securities Exchange Act of 1934. The Company has not repurchased shares under this plan in fiscal 2017. The Company has remaining capacity of $50.0 million under the new repurchase program as of April 29, 2017.

As of April 29, 2017, the Company has repurchased 39,496,765 shares at a cost of approximately $1.1 billion since the inception of the Company’s stock repurchase programs. The repurchased shares are held in treasury.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of April 29, 2017 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease obligations (a)	$1,125.0	$314.3	$465.8	$238.3	$106.6
Purchase obligations (b)	55.4	34.1	21.2	0.1	—
Interest obligations (c)	9.3	2.9	5.7	0.7	—
Other long-term liabilities reflected on the Company’s balance sheet under U.S. GAAP (d)	—	—	—	—	—

Total	$1,189.7	$351.3	$492.7	$239.1	$106.6

(a)	Excludes obligations under store leases for insurance, taxes and other maintenance costs, which totaled approximately 19.7% of the minimum rent payments under those leases.

(b)	Includes hardware and software maintenance contracts and inventory purchase commitments.

(c)	Represents commitment fees related to the Company’s New Credit Facility.

(d)	Excludes $9.4 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 13 to the Notes to Consolidated Financial Statements.

See also Note 12 to the Notes to Consolidated Financial Statements for information concerning the Company’s pension and postretirement plans.

Off-Balance Sheet Arrangements

As of April 29, 2017, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

Impact of Inflation

The Company does not believe that inflation has had a material effect on its net sales or results of operations.

Certain Relationships and Related Transactions

See Note 23 to the Notes to Consolidated Financial Statements.

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

In accordance with ASC 605-25, Revenue Recognition, Multiple-Element Arrangements, and Accounting Standards Updates (ASU) 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK® device revenue is recognized at the segment point of sale.

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

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 0% and 5%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of April 29, 2017 and April 30, 2016 was $0.2 million and $0.2 million, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

The Company also pays certain vendors who distributed NOOK® a commission on the content sales sold through that device. The Company accounts for these transactions as a reduction in the sales price of the NOOK® based on historical trends of content sales and a liability was established for the estimated commission expected to be paid over the life of the product. The Company recognizes revenue of the content at the point of sale of the content. The Company records revenue from sales of digital content, sales of third-party extended warranties, service contracts and other products, for which the Company is not obligated to perform, and for which the Company does not meet the criteria for gross revenue recognition under ASC 605-45-45, Reporting Revenue Gross as a Principal versus Net as an Agent, on a net basis. All other revenue is recognized on a gross basis.

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

The Barnes & Noble Member Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail, for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the 12-month period based upon historical spending patterns for Barnes & Noble Members.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under the first-in, first-out (FIFO) basis. NOOK merchandise inventories are recorded based on the average cost method.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on the Company’s history of liquidating non-returnable inventory are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory reserve would have affected pre-tax earnings by approximately $5.2 million in fiscal 2017.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if the Company’s estimates regarding shortage rates are incorrect, it may be exposed to losses or gains that could be material. A 10 basis point change in actual shortage rates would have affected pre-tax earnings by approximately $0.7 million in fiscal 2017.

Internal-Use Software and Website Development Costs

Direct costs incurred to develop software for internal use and website development costs are capitalized and amortized over an estimated useful life of three to seven years. During fiscal 2017 and fiscal 2016, the Company capitalized costs, primarily related to labor, consulting, hardware and software, of $18.5 million and $31.5 million, respectively. Amortization of previously capitalized amounts was $23.6 million, $30.5 million and $27.6 million for fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Costs related to the design or maintenance of internal-use software and website development are expensed as incurred.

Research and Development Costs for Software Products

The Company follows the guidance in ASC 985-20, Cost of Software to be Sold, Leased or Marketed, regarding research and development costs for software products to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and, therefore, research and development costs are generally expensed as incurred.

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

The Company does not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with the Company’s estimates or assumptions, the Company may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in the Company’s financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in the Company’s stock-based compensation expense for the year ended April 29, 2017 would have affected pre-tax earnings by approximately $0.6 million in fiscal 2017.

Property and Equipment and Other Long-Lived Assets

The Company’s long-lived assets include property and equipment and amortizable intangibles. At April 29, 2017, the Company had $276.1 million of property and equipment, net of accumulated depreciation, and $0.9 million of amortizable intangible assets, net of amortization, accounting for approximately 14.3% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses related to amortizable assets totaled $0.3 million, $0.2 million and $0.4 million during fiscal 2017, fiscal 2016 and fiscal 2015, respectively. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to losses that could be material. A 10% decrease in the Company’s estimated discounted cash flows would not have resulted in a material impairment charge on the Company’s results of operations in fiscal 2017.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 29, 2017, the Company had $207.4 million of goodwill (on its Retail reporting unit) and $309.3 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 26.7% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets (ASC 350-30), requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators.

The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2017. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair value of the B&N Retail reporting unit, as of that date, exceeded its carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. Goodwill is subject to further risk of impairment if B&N Retail comparable store sales continue to decline, the Company’s cost reduction plans do not materialize or store closings accelerate. There were no impairment losses included in selling and administrative expenses related to goodwill during fiscal 2017, fiscal 2016 and fiscal 2015.

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $0 million, $3.8 and $0 million during fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

During fiscal 2016, the Company impaired one of its publishing contracts due to a significant drop in business with that publisher, driven by lower title offerings, product quality and the loss of a distribution partner. As a result, the Company recorded an impairment charge of $3.8 million in selling and administrative expenses. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the continued declines in the physical book business, certain of these contracts were impaired.

A 10% decrease in the Company’s estimated discounted cash flows would have no impact on the Company’s evaluation of publishing contracts in fiscal 2017.

Gift Cards

The Company sells gift cards, which can be used in its stores, on www.barnesandnoble.com, on NOOK® devices and at B&N Education stores. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Gift cards redeemed at B&N Education are funded by the gift card liability at the Company. Over time, a portion of the gift cards issued is typically not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in revenue on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. Additional breakage may be required if gift card redemptions continue to run lower than historical patterns.

The Company recognized gift card breakage of $35.5 million, $29.1 million and $26.1 million during fiscal 2017, fiscal 2016 and fiscal 2015, respectively. The Company had gift card liabilities of $351.4 million and $353.1 million as of April 29, 2017 and April 30, 2016, respectively. Gift card breakage increased over last year as redemptions continue to run lower than historical patterns. If estimates regarding the Company’s history of gift card breakage are incorrect, it may be exposed to losses or gains that could be material. A 25 basis point change in the Company’s gift card breakage rate at April 29, 2017 would have affected pre-tax earnings by approximately $15.8 million in fiscal 2017.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position. A 1% variance in the Company’s effective tax rate would have affected the Company’s results of operations in fiscal 2017 by $0.5 million.

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

Such statements reflect the current views of Barnes & Noble with respect to future events, the outcome of which is subject to certain risks, including, among others, the general economic environment and consumer spending patterns, decreased consumer demand for Barnes & Noble’s products, low growth or declining sales and net income due to various factors, including store closings, higher-than-anticipated or increasing costs, including with respect to store closings, relocation, occupancy (including in connection with lease renewals) and labor costs, the effects of competition, the risk of insufficient access to financing to implement future business initiatives, risks associated with data privacy and information security, risks associated with Barnes & Noble’s supply chain, including possible delays and disruptions and increases in shipping rates, various risks associated with the digital business, including the possible loss of customers, declines in digital content sales, risks and costs associated with ongoing efforts to rationalize the digital business and the digital business not being able to perform its obligations under the Samsung commercial agreement and the consequences thereof, the risk that financial and operational forecasts and projections are not achieved, the performance of Barnes & Noble’s initiatives including but not limited to its new store concept and eCommerce initiatives, unanticipated adverse litigation results or effects, potential infringement of Barnes & Noble’s intellectual property by third parties or by Barnes & Noble of the intellectual property of third parties, and other factors, including those factors discussed in detail in Item 1A, “Risk Factors,” and in Barnes & Noble’s other filings made hereafter from time to time with the SEC.

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

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2017	Fiscal 2016	Fiscal 2015
Sales	$3,894,558	$4,163,844	$4,297,108
Cost of sales and occupancy	2,682,356	2,836,547	2,871,184

Gross profit	1,212,202	1,327,297	1,425,924
Selling and administrative expenses	1,040,007	1,176,778	1,192,065
Depreciation and amortization	117,887	135,863	143,665

Operating income	54,308	14,656	90,194
Interest expense, net and amortization of deferred financing fees	7,509	8,770	17,678

Income before income taxes	46,799	5,886	72,516
Income taxes provision (benefit)	24,776	(8,814)	39,644

Net income from continuing operations	$22,023	$14,700	$32,872
Net income (loss) from discontinued operations	—	(39,146)	3,724

Net income (loss)	$22,023	$(24,446)	$36,596

Basic income (loss) per common share:
Income from continuing operations	$0.30	$0.05	$0.15
Income (loss) from discontinued operations	—	(0.54)	0.06

Basic income (loss) per common share	$0.30	$(0.49)	$0.21

Diluted income (loss) per common share:
Income from continuing operations	$0.30	$0.05	$0.15
Income (loss) from discontinued operations	—	(0.54)	0.06

Diluted income (loss) per common share	$0.30	$(0.49)	$0.21

Weighted average common shares outstanding:
Basic	72,188	72,410	60,842
Diluted	72,328	72,542	60,928
Dividends declared per common share	$0.60	$0.60	$—

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Fiscal 2017	Fiscal 2016	Fiscal 2015
Net income (loss)	$22,023	$(24,446)	$36,596
Other comprehensive income (loss), net of tax:
(Increase) decrease in minimum pension liability (net of deferred tax benefit (expense) of $(107), $(2,188) and $4,603, respectively)	164	3,662	(9,370)
Pension reclassification (net of deferred tax expense of $0, $(7,780) and $(2,707), respectively) (see Note 12)	—	13,022	4,610

Total comprehensive income (loss)	$22,187	$(7,762)	$31,836

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	April 29, 2017	April 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	$11,993	$13,838
Receivables, net	67,294	124,917
Merchandise inventories, net	946,909	933,723
Prepaid expenses and other current assets	101,816	105,912

Total current assets	1,128,012	1,178,390

Property and equipment:
Land and land improvements	2,541	2,541
Buildings and leasehold improvements	1,072,007	1,058,452
Fixtures and equipment	1,608,433	1,560,005

	2,682,981	2,620,998
Less accumulated depreciation and amortization	2,406,859	2,322,418

Net property and equipment	276,122	298,580

Goodwill	207,381	211,276
Intangible assets, net	310,205	310,904
Other non-current assets	11,201	13,632

Total assets	$1,932,921	$2,012,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$473,686	$480,574
Accrued liabilities	283,157	360,194
Gift card liabilities	351,424	353,103

Total current liabilities	1,108,267	1,193,871

Long-term debt	64,900	47,200
Deferred taxes	86,132	54,017
Other long-term liabilities	99,311	114,184
Shareholders’ equity:
Common stock; $0.001 par value; 300,000 shares authorized; 111,933 and 111,228 shares issued, respectively	112	112
Additional paid-in capital	1,741,380	1,738,034
Accumulated other comprehensive income	315	151
Retained earnings	(46,425)	(24,349)
Treasury stock, at cost, 39,497 and 37,941 shares, respectively	(1,121,071)	(1,110,438)

Total shareholders’ equity	574,311	603,510

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$1,932,921	$2,012,782

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)
	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains (Losses)	Retained Earnings	Stock at Cost	Total
Balance at May 3, 2014	$94	1,395,463	(11,773)	344,021	(1,069,109)	$658,696
Net income	—	—	—	36,596	—	36,596
Minimum pension liability, net of tax	—	—	(9,370)	—	—	(9,370)
Pension reclassification (see Note 12)	—	—	4,610	—	—	4,610
Exercise of 83 common stock options	1	1,282	—	—	—	1,283
Stock options and restricted stock tax benefits	—	652	—	—	—	652
Stock-based compensation expense	—	19,989	—	—	—	19,989
Accretive dividend on preferred stockholders	—	—	—	(7,340)	—	(7,340)
Accrued/paid dividends for preferred stockholders	—	—	—	(15,765)	—	(15,765)
Treasury stock acquired, 477 shares	—	—	—	—	(10,607)	(10,607)
Acquisition of preferred membership interest	3	313,295	—	—	—	313,298
Settlement of Microsoft commercial liability	—	197,316	—	—	—	197,316

Balance at May 2, 2015	$98	1,927,997	(16,533)	357,512	(1,079,716)	$1,189,358

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands)
	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at May 2, 2015	$98	1,927,997	(16,533)	357,512	(1,079,716)	$1,189,358
Net loss	—	—	—	(24,446)	—	(24,446)
Minimum pension liability, net of tax	—	—	3,662	—	—	3,662
Pension reclassification (see Note 12)	—	—	13,022	—	—	13,022
Exercise of 111 common stock options	2	1,301	—	—	—	1,303
Stock options and restricted stock tax benefits	—	1,094	—	—	—	1,094
Stock-based compensation expense	—	14,889	—	—	—	14,889
Accretive dividend on preferred stockholders and membership interests	—	—	—	(4,204)	—	(4,204)
Inducement fee paid upon conversion of Series J preferred stock	—	—	—	(3,657)	—	(3,657)
Cash dividends declared	—	—	—	(46,056)	—	(46,056)
Accrued dividends for long-term incentive awards	—	—	—	(451)	—	(451)
Purchase of treasury stock related to stock-based compensation, 337 shares	—	—	—	—	(4,004)	(4,004)
Treasury stock repurchase plan, 2,763 shares	—	—	—	—	(26,718)	(26,718)
Dividend to preferred shareholders paid in shares	—	1,783	—	(1,783)	—	—
Common shares issued upon conversion of Series J preferred stock	12	200,250	—	—	—	200,262
Cash settlement of equity award	—	(8,022)	—	—	—	(8,022)
Separation of B&N Education, Inc.	—	(401,258)	—	(301,264)	—	(702,522)

Balance at April 30, 2016	$112	1,738,034	151	(24,349)	(1,110,438)	$603,510

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands)
	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains	Retained Earnings	Treasury Stock at Cost	Total
Balance at April 30, 2016	$112	1,738,034	151	(24,349)	(1,110,438)	$603,510
Net income	—	—	—	22,023	—	22,023
Postretirement plan liability, net of tax	—	—	164	—	—	164
Exercise of 31 common stock options	—	312	—	—	—	312
Stock options and restricted stock tax benefit	—	1,110	—	—	—	1,110
Stock-based compensation expense	—	6,299	—	—	—	6,299
Cash dividends declared	—	—	—	(43,887)	—	(43,887)
Accrued dividends for long-term incentive awards	—	—	—	(212)	—	(212)
Purchase of treasury stock related to stock-based compensation, 248 shares	—	—	—	—	(2,694)	(2,694)
Treasury stock repurchase plan, 2,020 shares	—	—	—	—	(23,281)	(23,281)
Distribution of Rabbi Trust shares (see Note 7)	—	(15,342)	—	—	15,342	—
Tax benefit from distribution of Rabbi Trust	—	10,967	—	—	—	10,967

Balance at April 29, 2017	$112	1,741,380	315	(46,425)	(1,121,071)	$574,311

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	Fiscal 2017	Fiscal 2016	Fiscal 2015
(In thousands)
Cash flows from operating activities:
Net income (loss)	$22,023	$(24,446)	$36,596
Net income (loss) from discontinued operations	—	(39,146)	3,724

Net income from continuing operations	$22,023	$14,700	$32,872
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	119,837	139,138	149,143
Stock-based compensation expense	6,299	14,201	16,875
Impairment charges	349	3,991	366
Deferred taxes	28,534	34,604	(3,858)
Loss on disposal of property and equipment	1,262	2,428	4,605
Net decrease in other long-term liabilities	(14,602)	(48,025)	(4,201)
Pension contributions	—	(12,707)	(13,667)
Pension reclassification	—	20,802	7,317
Net (increase) decrease in other non-current assets	872	(3,405)	1,019
Changes in operating assets and liabilities, net	(19,331)	29,960	(191,201)

Net cash flows provided by (used in) operating activities	$145,243	$195,687	$(730)

Cash flows from investing activities:
Purchases of property and equipment	(96,258)	(94,274)	(94,805)

Net cash flows used in investing activities	$(96,258)	$(94,274)	$(94,805)

Cash flows from financing activities:
Proceeds from credit facility	1,140,178	929,500	349,400
Payments on credit facility	(1,122,478)	(882,300)	(349,400)
Cash dividends paid	(43,887)	(46,056)	—
Treasury stock repurchase plan	(23,281)	(26,718)	—
Purchase of treasury stock related to stock-based compensation	(2,694)	(4,004)	(10,607)
Payment of new credit facility related fees	(474)	(5,701)	—
Proceeds from exercise of common stock options	312	1,303	1,282
Excess tax benefit from stock-based compensation	1,579	1,838	1,865
Cash dividends paid for long-term incentive awards	(85)	—	—
Cash settlement of equity award	—	(8,022)	—
Cash dividends paid to preferred shareholders	—	(3,941)	(16,026)
Inducement fee paid upon conversion of Series J preferred stock	—	(3,657)	—
Payment of Junior Seller Note	—	—	(127,250)
Acquisition of preferred membership interests	—	—	(76,175)
Net proceeds from Microsoft commercial agreement financing arrangement	—	—	57,161

Net cash flows used in financing activities	$(50,830)	$(47,758)	$(169,750)

Cash flows from discontinued operations:
Operating cash flows	—	(86,384)	50,926
Investing cash flows	—	(11,764)	(51,452)
Financing cash flows (including cash at date of Spin-Off)	—	(16,029)	—

Net cash flows used in discontinued operations	—	(114,177)	(526)

Net decrease in cash and cash equivalents	(1,845)	(60,522)	(265,811)
Cash and cash equivalents at beginning of period	13,838	74,360	340,171

Cash and cash equivalents at end of period	11,993	13,838	74,360
Cash and cash equivalents of discontinued operations	—	—	(59,714)

Cash and cash equivalents at end of period	$11,993	$13,838	$14,646

Changes in operating assets and liabilities, net:
Receivables, net	$57,623	$(64,652)	$44,715
Merchandise inventories, net	(13,186)	62,015	(36,448)
Prepaid expenses and other current assets	4,096	(11,947)	(28,228)
Accounts payable, accrued liabilities and gift card liabilities	(67,864)	44,544	(171,240)

Changes in operating assets and liabilities, net	$(19,331)	$29,960	$(191,201)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Fiscal Year	Fiscal 2017	Fiscal 2016	Fiscal 2015
(In thousands)
Supplemental cash flow information
Cash paid during the period for:
Interest	$5,487	$12,217	$16,548
Income taxes (net of refunds)	$(16,859)	$16,107	$95,584
Non-cash financing activity:
Accrued dividends for long-term incentive awards	$577	$451	$—
Dividends to preferred stockholders paid in shares	$—	$1,783	$—
Issuance of common stock upon conversion of Series J preferred stock	$—	$200,262	$—
Accrued dividends on redeemable preferred stock	$—	$—	$3,941
Acquisition of preferred membership interests for 2,737 shares of common stock of Barnes & Noble, Inc.	$—	$—	$76,175

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended April 29, 2017 (fiscal 2017), 52 weeks ended April 30, 2016 (fiscal 2016) and 52 weeks ended May 2, 2015 (fiscal 2015).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, Inc. (Barnes & Noble or the Company), one of the nation’s largest booksellers,3 provides customers a unique experience across its multi-channel distribution platform. As of April 29, 2017, the Company operates 633 bookstores in 50 states, maintains an eCommerce site, develops digital reading products and operates NOOK, one of the largest digital bookstores. Barnes & Noble is utilizing the strength of its retail footprint in combination with its online and digital businesses to provide an omni-channel experience for its customers, fulfilling its commitment to offer customers any book, anytime, anywhere and in any format.

Barnes & Noble Retail (B&N Retail) operates 633 retail bookstores, primarily under the Barnes & Noble Booksellers® trade name, and includes the Company’s eCommerce site. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption online, NOOK®4 reading devices, co-branded NOOK® tablets and reading software for iOS, Android and Windows.

The Company’s principal business is the sale of trade books (generally, hardcover and paperback titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, NOOK® and related accessories, bargain books, magazines, gifts, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on www.barnesandnoble.com. The Company offers its customers a full suite of textbook options (new, used, digital and rental).

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management, and makes decisions on the allocation of resources. The Company’s two operating segments are B&N Retail and NOOK.

Separation of Barnes & Noble Education, Inc.

On February 26, 2015, Barnes & Noble announced plans for the legal and structural separation of Barnes & Noble Education, Inc. (Barnes & Noble Education or B&N Education) (formerly known as NOOK Media Inc.) from Barnes & Noble into an independent public company (the Spin-Off).

On July 14, 2015, the Barnes & Noble board of directors (the Board) approved the final distribution ratio and declared a pro rata dividend of the outstanding shares of B&N Education common stock, which resulted in the complete legal and structural separation of the two companies. The distribution was subject to the satisfaction or waiver of certain conditions as set forth in B&N Education’s Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (SEC) on February 26, 2015 and was amended on April 29, 2015, June 4, 2015, June 29, 2015, July 13, 2015, July 14, 2015 and July 15, 2015.

[3]	Based upon sales reported in trade publications and public filings.
[4]

Any references to NOOK® include the Company’s NOOK® Tablet, Samsung Galaxy Tab® A NOOK®, Samsung Galaxy Tab® S2 NOOK®, Samsung Galaxy Tab® E NOOK® and NOOK GlowLightTM Plus devices, each of which includes the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

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

Discontinued Operations of Barnes & Noble Education, Inc.

The Company has recognized the separation of B&N Education in accordance with Accounting Standards Codification (ASC) 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education have been adjusted to include pre-spin B&N Education results and separation-related costs and exclude corporate allocations with B&N Retail, and have been classified as discontinued operations. Additionally, discontinued operations for fiscal 2016 included investment banking fees (as they directly related to the Spin-Off).

History of Barnes & Noble Education, Inc.

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

Property and Equipment and Other Long-Lived Assets

Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Fixtures and equipment are capitalized and amortized over the shorter of their estimated useful lives or 10 years. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. System costs are capitalized and included in property and equipment. These costs are depreciated over their estimated useful lives from the date the systems become operational. The Company had $276,122 and $298,580 of property and equipment, net of accumulated depreciation, at April 29, 2017 and April 30, 2016, respectively, and $117,105, $134,850 and $139,204 of depreciation expense for fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Capitalized software costs of $75,893 and $79,890 for fiscal 2017 and fiscal 2016, respectively, are included in property and equipment.

The Company had $911 and $1,610 of amortizable intangible assets, net of amortization, at April 29, 2017 and April 30, 2016, respectively. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates long-lived assets for impairment at the individual Barnes & Noble store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses related to amortizable assets totaled $349, $150 and $366 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 29, 2017, the Company had $207,381 of goodwill (on its Retail reporting unit) and $309,294 of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 26.7% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators.

The Company performs a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount. Fair value was determined using the combination of a discounted cash flow method (income approach) and the guideline public company method (market comparable approach), weighted equally in determining the fair value of the Company. The market comparable approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies in the retail industry. The second step (if necessary) measures the amount of the impairment. The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2017. In performing the valuations, the Company used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the Company’s step one testing, the fair value of the B&N Retail reporting unit as of that date exceeded its carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized.

Goodwill is subject to further risk of impairment if B&N Retail comparable store sales continue to decline, the Company’s cost reduction plans do not materialize or store closings accelerate. There were no impairment losses included in selling and administrative expenses related to goodwill during fiscal 2017, fiscal 2016 and fiscal 2015.

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $0, $3,840 and $0 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

During fiscal 2016, the Company impaired one of its publishing contracts due to a significant drop in business with that publisher, driven by lower title offerings, product quality and the loss of a distribution partner. As a result, the Company recorded an impairment charge of $3,840 in selling and administrative expenses. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the effective interest method. Unamortized costs included in other non-current assets as of April 29, 2017 and April 30, 2016 were $6,346 and $7,796, respectively. Amortization expense included in interest and amortization of deferred financing fees was $1,950, $3,276 and $5,477 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively.

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

In accordance with ASC 605-25, Revenue Recognition, Multiple-Element Arrangements, and Accounting Standards Updates (ASU) 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK® device revenue is recognized at the segment point of sale.

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

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 0% and 5%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of April 29, 2017 and April 30, 2016 was $226 and $160, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

The Company also pays certain vendors who distributed NOOK® a commission on the content sales sold through that device. The Company accounted for these transactions as a reduction in the sales price of the NOOK® based on historical trends of content sales and a liability was established for the estimated commission expected to be paid over the life of the product. The Company recognizes revenue of the content at the point of sale of the content. The Company records revenue from sales of digital content, sales of third-party extended warranties, service contracts and other products, for which the Company is not obligated to perform, and for which the Company does not meet the criteria for gross revenue recognition under ASC 605-45-45, Reporting Revenue Gross as a Principal versus Net as an Agent, on a net basis. All other revenue is recognized on a gross basis.

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

The Barnes & Noble Member Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail, for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the 12-month period based upon historical spending patterns for Barnes & Noble Members.

Research and Development Costs for Software Products

The Company follows the guidance in ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding research and development costs for software products to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and, therefore, research and development costs are generally expensed as incurred.

Internal-Use Software and Website Development Costs

Direct costs incurred to develop software for internal use and website development costs are capitalized and amortized over an estimated useful life of three to seven years. During fiscal 2017 and fiscal 2016, the Company capitalized costs, primarily related to labor, consulting, hardware and software, of $18,450 and $31,531, respectively. Amortization of previously capitalized amounts was $23,584, $30,461 and $27,618 for fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Costs related to the design or maintenance of internal-use software and website development are expensed as incurred.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $36,420, $53,569 and $50,210 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively.

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

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $1,434, $744 and $1,301 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

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

Basic earnings per common share is calculated by dividing the net income, adjusted for preferred dividends and income allocated to participating securities, by the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the dilution that would occur if any potentially dilutive instruments were exercised or converted into common shares. The dilutive effect of participating securities is calculated using the more dilutive of the treasury stock method or two-class method. Other potentially dilutive securities include preferred stock, stock options, restricted stock units granted after July 15, 2015, and performance-based stock units and are included in diluted shares to the extent they are dilutive under the treasury stock method for the applicable periods. See Note 11 to the Consolidated Financial Statements for further information regarding the calculation of basic and diluted earnings (loss) per common share.

Income Taxes

The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance, if determined to be necessary. The Company establishes a reserve for uncertain tax positions. If the Company considers that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, it recognizes the tax benefit. The Company measures the tax benefit by determining the largest amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. A reserve for an uncertain income tax position will be recognized if it has less than a 50% likelihood of being sustained. The tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments for those positions. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense.

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

Gift Cards

The Company sells gift cards, which can be used in its stores, on www.barnesandnoble.com, on NOOK® devices and at B&N Education stores. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Gift cards redeemed at B&N Education are funded by the gift card liability at the Company. Over time, a portion of the gift cards issued is typically not redeemed. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company records this amount in revenue on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. Additional breakage may be required if gift card redemptions continue to run lower than historical patterns.

The Company recognized gift card breakage of $35,524, $29,074 and $26,080 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively. The Company had gift card liabilities of $351,424 and $353,103 as of April 29, 2017 and April 30, 2016, respectively.

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

Reclassifications

Certain prior period amounts have been reclassified for comparative purposes to conform with the fiscal 2017 presentation.

Recent Accounting Pronouncements

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740) – Intra-Entity Transfers of Assets Other Than Inventory (ASU 2016-16). This standard requires that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this standard eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments in this standard do not include new disclosure requirements; however, existing disclosure requirements might be applicable. ASU 2016-16 is effective for public companies for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). This update clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. ASU 2016-15 is effective for the Company beginning May 1, 2018 under a retrospective approach. Since the standard only impacts classification in the statements of cash flows, adoption will not affect the Company’s cash and cash equivalents.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). The new guidance changes certain aspects of accounting for share-based payments including accounting for income taxes, forfeitures and classifications in the statement of cash flows. The Company plans to adopt this standard in the first quarter of fiscal 2018, which aligns with the required adoption date. As allowed by ASU 2016-09, the Company plans to change its accounting for forfeitures from its current method of estimating the number of awards that are expected to vest to recording forfeitures as they occur. This will require a cumulative-effect adjustment to equity as of the beginning of fiscal 2018. The Company does not expect this adjustment to be material to its consolidated financial statements. In addition, the Company does not expect the remaining changes caused by ASU 2016-09 to have a material impact to its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02), in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous Generally Accepted Accounting Principles. ASU 2016-02 requires that a lessee should recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on the balance sheet. ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company currently anticipate early adoption of ASU 2016-02 effective April 29, 2018 in conjunction with the adoption of ASU 2014-09. While the Company’s ability to early adopt depends on system readiness and completing the Company’s analysis of information necessary to restate prior period consolidated financial statements, the Company remains on schedule and have implemented key system functionality to enable the preparation of restated financial information. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements, but expects that it will result in a significant increase to its long-term assets and liabilities on its consolidated balance sheet. However, the Company does not expect adoption will have a material impact on its consolidated income statement.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (ASU 2015-11), modifying the accounting for inventory. Under ASU 2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. ASU 2015-11 defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is applicable to inventory that is accounted for under the first-in, first-out method and is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2015-11 effective May 1, 2017. The Company will apply the amendments in this update prospectively to the measurement of inventory after the date of adoption. The majority of the Company’s merchandise inventories are valued using the retail inventory method, which is outside the scope of ASU 2015-11. The remaining inventory of the Company’s merchandise inventories are valued at the lower of cost or market using the average cost method, and the Company is evaluating the effect of this update on these inventory values. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03). ASU 2015-03 simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by ASU 2015-03. In August 2015, FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (ASU 2015-15). ASU 2015-15 clarifies the presentation and measuring of debt issuance costs incurred in connection with line-of-credit arrangements given the lack of guidance on this topic in ASU 2015-03. For line-of-credit arrangements, an entity can continue to present debt issuance costs as an asset and amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement. ASU 2015-03, as amended, is effective for annual reporting periods beginning after December 15, 2015, including interim periods within such annual reporting periods with early adoption permitted. ASU 2015-03 is to be retrospectively adopted to each prior reporting period presented. The Company adopted ASU 2015-03 in the first quarter ended July 30, 2016. The Company made a policy election to continue recording the debt issuance costs as an asset, as allowed for revolving credit agreements. As the Company only has a line-of-credit arrangement, the adoption of this ASU did not result in a change in the Company’s accounting for debt issuance costs related to such line of credit and had no impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09, as amended by ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20, is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted for annual reporting periods beginning after December 15, 2016. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company plans to adopt ASU 2014-09 effective April 29, 2018. The Company currently anticipates adopting the standard using the modified retrospective method. The Company has begun the process of implementing this standard, including performing a review of its revenue streams to identify any differences in the timing, measurement, or presentation of revenue recognition. The Company currently believes that the primary impact will be changes to the timing of recognition of revenues related to gift card breakage. The Company will continue to assess the impact on all areas of its revenue recognition, disclosure requirements and changes that may be necessary to its internal controls over financial reporting. The Company is continuing to evaluate the impact of adopting this ASU on its consolidated financial statements. The Company remains on schedule to adopt this ASU effective April 29, 2018.

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The reporting periods ended April 29, 2017, April 30, 2016 and May 2, 2015 each contained 52 weeks.

2.	Discontinued Operations of Barnes & Noble Education, Inc.

The Company has recognized the separation of B&N Education in accordance with Accounting Standards Codification (ASC) 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education have been adjusted to include pre-spin B&N Education results and separation-related costs and exclude corporate allocations with B&N Retail, and have been classified as discontinued operations. Additionally, discontinued operations for fiscal 2016 included investment banking fees (as they directly related to the Spin-Off).

The following financial information presents the discontinued operations for fiscal 2016 and fiscal 2015:

	Fiscal 2016	Fiscal 2015
Sales	$238,983	$1,772,389
Cost of sales and occupancy	186,697	1,325,814

Gross profit	52,286	446,575
Selling and administrative expenses	94,933	353,087
Depreciation and amortization	13,100	50,509

Operating income (loss) from discontinued operations	(55,747)	42,979
Interest expense, net and amortization of deferred financing fees	3	210

Income (loss) before income taxes from discontinued operations	(55,750)	42,769
Income taxes	(16,604)	39,045

Net income (loss) from discontinued operations	$(39,146)	$3,724

The following table presents the aggregate carrying amounts of the classes of assets and liabilities of discontinued operations:

May 2, 2015
Carrying amounts of assets included as part of discontinued operations:
Cash and cash equivalents	$59,714
Receivables, net	38,311
Merchandise inventories, net	297,425
Prepaid expenses and other current assets	52,176

Total current assets	447,626

Property and equipment:
Buildings and leasehold improvements	149,065
Fixtures and equipment	335,404

484,469
Less accumulated depreciation and amortization	376,911

Net property and equipment	107,558

Goodwill	274,070
Intangible assets, net	198,190
Other non-current assets	39,883

Total assets classified as discontinued operations in the consolidated balance sheet	$1,067,327

Carrying amounts of liabilities included as part of discontinued operations:
Accounts payable	$170,490
Accrued liabilities	133,123

Total current liabilities	303,613
Long-term deferred taxes	41,924
Other long-term liabilities	34,093

Total liabilities classified as discontinued operations in the consolidated balance sheet	$379,630

3.	Resignation Charge

On August 2, 2015, Michael P. Huseby resigned from the Company’s Board of Directors and as Chief Executive Officer of the Company, which was contingent upon the successful separation of B&N Education. In connection with his termination of employment, he received severance payments based on the terms of his employment agreement with the Company, effective as of January 7, 2014. Under the terms of his employment agreement, upon a resignation for “Good Reason”, Mr. Huseby was entitled to receive lump-sum severance equal to two times the sum of (a) annual base salary, (b) the average annual incentive compensation paid to the named executive officer with respect to the preceding two completed years and (c) the cost of benefits. In addition, Mr. Huseby was entitled to accelerated vesting of the equity-based awards granted pursuant to his employment agreement. As a result, Mr. Huseby received a severance payment equal to $7,742 and additionally was entitled to 300,000 shares of the Company’s common stock pursuant to the accelerated vesting of the equity-based awards, which were settled for cash based on the closing price of the Company’s common stock on the record date of the Spin-Off in an amount equal to $8,022. The net cash payments related to Mr. Huseby’s resignation totaled $15,764 during the second quarter of fiscal 2016. Mr. Huseby’s 300,000 shares have been ratably expensed from the initial grant date, thereby reducing the total resignation charge to $10,510, which was recorded within selling and administrative expenses during the second quarter of fiscal 2016.

4.	CEO Departure

On October 26, 2016, the Company entered into a release agreement (the Release Agreement) with its former Chief Executive Officer, Ronald D. Boire. Under the Release Agreement, Mr. Boire and the Company agreed to release claims against each other in connection with Mr. Boire’s termination of employment in exchange for a cash payment contemplated by his employment agreement. In connection with the execution of the Release Agreement, Mr. Boire also agreed to forfeit all equity awards that were granted to him by the Company.

The cash payment in connection with the Release Agreement totaled $4,826. The Company has previously recognized $1,933 in expense relating to the equity awards granted to Mr. Boire during his employment. Taking into account the reversal of those expenses, the Company recorded a net charge related to the cash payment to Mr. Boire in connection with the Release Agreement of $2,892 within selling and administrative expenses during the second quarter of fiscal 2017.

5.	EBook Settlement

The Company provided credits to eligible customers resulting from the settlement reached with Apple Inc. (Apple) in an antitrust lawsuit filed by various State Attorneys General and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $95,707 in total credits as a result of the settlement, which is funded by Apple. If a customer’s credit is not used to make a purchase within one year, the entire credit will expire. The Company estimated total activations of $60,844 through June 2017, which are recorded as a liability to customers to the extent they have not yet been activated and as a receivable from the Apple settlement fund to the extent they have not yet been reimbursed. As of April 29, 2017, the Company’s customers had activated $59,232 in credits, of which $52,687 were redeemed. Total receivables from the Apple settlement fund were $2,478 as of April 29, 2017.

6.	Credit Facility

Prior to August 3, 2015, the Company was party to an amended and restated credit facility with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified through August 3, 2015, the Prior Credit Facility), consisting of up to $1,000,000 in aggregate commitments under a five-year asset-backed revolving credit facility, which was scheduled to expire on April 29, 2016.

On August 3, 2015, the Company and certain of its subsidiaries entered into a credit agreement (New Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders from time to time party thereto, under which the lenders committed to provide a five-year asset-backed revolving credit facility in an aggregate committed principal amount of up to $700,000 (Revolving Credit Facility). On September 30, 2016, the Company amended the New Credit Agreement to provide for a new “first-in, last-out” revolving credit facility (the FILO Credit Facility and, together with the Revolving Credit Facility, the New Credit Facility) in an aggregate principal amount of up to $50,000, which supplements availability under the Revolving Credit Facility. The Company generally must draw down the FILO Credit Facility before making any borrowings under the Revolving Credit Facility.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Bank, N.A. and SunTrust Robinson Humphrey, Inc. are the joint lead arrangers for the New Credit Facility. The New Credit Facility replaced the Prior Credit Facility. Proceeds from the New Credit Facility are used for general corporate purposes, including seasonal working capital needs.

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

The New Credit Facility allows the Company to declare and pay up to $70,000 in dividends annually to its stockholders without compliance with any availability or ratio-based limitations.

Interest under the Revolving Credit Facility accrues, at the election of the Company, at a LIBOR or alternate base rate, plus, in each case, an applicable interest rate margin, which is determined by reference to the level of excess availability under the Revolving Credit Facility. Through the end of the fiscal quarter during which the closing of the Revolving Credit Facility occurred, loans under the Revolving Credit Facility bore interest at LIBOR plus 1.750% per annum, in the case of LIBOR borrowings, or at the alternate base rate plus 0.750% per annum, in the alternative, and thereafter the interest rate began to fluctuate between LIBOR plus 2.000% per annum and LIBOR plus 1.500% per annum (or between the alternate base rate plus 1.000% per annum and the alternate base rate plus 0.500% per annum), based upon the average daily availability under the Revolving Credit Facility for the immediately preceding fiscal quarter. Interest under the FILO Credit Facility accrues, at the election of the Company, at a LIBOR or alternate base rate, plus, in each case, an applicable interest rate margin, which is also determined by reference to the level of excess availability under the Revolving Credit Facility. Loans under the FILO Credit Facility bear interest at 1.000% per annum more than loans under the Revolving Credit Facility.

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

The Company wrote off $460 of deferred financing fees related to the Prior Credit Facility during fiscal 2016 and the remaining unamortized deferred financing fees of $3,542 were deferred and are being amortized over the five-year term of the New Credit Facility. The Company also incurred $5,701 of fees to secure the New Credit Facility, which are being amortized over the five-year term accordingly. During fiscal 2017, the Company incurred $474 of fees to secure the FILO Credit Facility, which are being amortized over the same term as the New Credit Facility.

The Company had $64,900 and $47,200 of outstanding debt under the New Credit Facility as of April 29, 2017 and April 30, 2016, respectively. The Company had $38,833 and $47,895 of outstanding letters of credit under its New Credit Facility as of April 29, 2017 and April 30, 2016, respectively.

The following table presents selected information related to the Company’s credit facilities:

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Credit facility at period end	$64,900	47,200	—
Average balance outstanding during the period	$96,297	66,948	18,227
Maximum borrowings outstanding during the period	$285,278	293,200	202,800
Weighted average interest rate during the period (a)	5.77%	8.21%	38.18%
Interest rate at end of period	3.73%	2.69%	0.00%

(a)	Includes commitment fees.

Fees expensed with respect to the unused portion of the credit facilities were $2,235, $2,781 and $4,658 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively.

The Company has no agreements to maintain compensating balances.

7.	Stock-Based Compensation

The Company maintains two active share-based incentive plans: the 2009 Incentive Plan and the Amended and Restated 2009 Incentive Plan. Prior to June 2, 2009, the Company issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, the Company’s shareholders approved the 2009 Incentive Plan. Under the 2009 Incentive Plan, the Company has issued restricted stock units, restricted stock and stock options. On September 11, 2012, the Company’s shareholders approved the Amended and Restated 2009 Incentive Plan. Under the Amended and Restated 2009 Incentive Plan, the Company has issued performance-based stock units, restricted stock units, restricted stock and stock options. At April 29, 2017, there were approximately 7,261,401 shares of common stock available for future grants under the Amended and Restated 2009 Incentive Plan.

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

No stock options were granted during fiscal 2017, fiscal 2016 or fiscal 2015.

In September 2003, Leonard Riggio, the Company’s Executive Chairman, exercised 1,318,750 stock options by tendering in payment of the exercise price of the stock options 606,277 shares that he held in the Company’s stock. Mr. Riggio elected to defer receipt of the balance of the shares (712,473) due from the exercise pursuant to the Company’s Executive Deferred Compensation Plan (Plan). In accordance therewith, the Company established a rabbi trust (Rabbi Trust) under the Plan for the benefit of Mr. Riggio, which holds 712,473 shares of the Company’s common stock. The shares held by the Rabbi Trust were treated as treasury stock. Due to the deferred compensation arrangement, these shares were included in the denominator of the earnings per share calculation in accordance with ASC 260, Earnings per share when the impact was not antidilutive.

On March 15, 2017, the Board of Directors of the Company approved the termination of the Plan and the Rabbi Trust. As part of the termination of the Plan, all amounts deferred under the Plan and held in the Rabbi Trust were distributed in March 2017 to Mr. Riggio, who was the sole participant in the Plan.

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, May 3, 2014	1,039	$20.14		4.53 years	$725
Granted	—	0.00
Exercised	(83)	15.47
Forfeited	(501)	24.12

Balance, May 2, 2015	455	$16.62		6.27 years	$3,114
Granted	—	0.00	(a)
Exercised	(111)	11.71	(a)
Forfeited	(239)	10.89	(a)
Adjustment due to the Spin-Off of B&N Education	219

Balance, April 30, 2016	324	$11.29		5.09 years	$516
Granted	—	0.00
Exercised	(31)	9.91
Forfeited	(38)	21.14

Balance, April 29, 2017	255	$9.99		4.62 years	$11

Vested and expected to vest in the future at April 29, 2017	255	$9.99		4.62 years	$11
Exercisable at April 29, 2017	255	$9.99		4.62 years	$11
Available for grant at April 29, 2017	7,261

(a)	Weighted average exercise price is calculated using exercise price prior to the Spin-Off and after the Spin-Off.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. Total intrinsic value of options exercised for fiscal 2017, fiscal 2016 and fiscal 2015 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $99, $546 and $596, respectively.

As of April 29, 2017, there was no unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans.

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, May 3, 2014	99	$14.09
Granted	43	22.24
Vested	(96)	14.10
Forfeited	(3)	13.46

Balance, May 2, 2015	43	$22.24
Granted	64	13.04
Vested	(43)	22.24
Forfeited	—	0.00

Balance, April 30, 2016	64	$13.04
Granted	77	10.95
Vested	(64)	13.04
Forfeited	—	0.00

Balance, April 29, 2017	77	$10.95

Total fair value of shares of restricted stock that vested during fiscal 2017, fiscal 2016 and fiscal 2015 was $680, $637 and $2,188, respectively. As of April 29, 2017, there was $280 of unrecognized stock-based compensation expense related to non-vested restricted stock awards. That cost is expected to be recognized over a weighted average period of 0.38 years.

The following table presents a summary of the Company’s restricted stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, May 3, 2014	3,127	$15.15
Granted	291	19.40
Vested	(1,054)	15.19
Forfeited	(309)	15.94

Balance, May 2, 2015	2,055	$15.62
Granted	692	18.82	(a)
Vested	(1,312)	10.68	(a)
Forfeited	(1,054)	10.74	(a)
Adjustment due to the Spin-Off of B&N Education	1,057

Balance, April 30, 2016	1,438	$13.76
Granted	547	12.42
Vested	(609)	11.75
Forfeited	(826)	14.22

Balance, April 29, 2017	550	$13.96

(a)	Weighted average grant date fair value is calculated using the grant price prior to the Spin-Off and after the Spin-Off.

Total fair value of shares of restricted stock units that vested during fiscal 2017, fiscal 2016 and fiscal 2015 were $6,612, $18,047 and $23,578, respectively. As of April 29, 2017, there was $5,084 of unrecognized stock-based compensation expense related to non-vested restricted stock units. That cost is expected to be recognized over a weighted average period of 1.79 years.

The following table presents a summary of the Company’s performance-based stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, May 3, 2014	—	$0.00
Granted	—	0.00
Vested	—	0.00
Forfeited	—	0.00

Balance, May 2, 2015	—	$0.00
Granted	110	28.08	(a)
Vested	—	0.00	(a)
Forfeited	(17)	18.46	(a)
Adjustment due to the Spin- Off of B&N Education	58

Balance, April 30, 2016	151	$18.41
Granted	507	12.48
Vested	—	0.00
Forfeited	(238)	13.55

Balance, April 29, 2017	420	$14.00

(a)	Weighted average grant date fair value is calculated using the grant price prior to the Spin-Off and after the Spin-Off.

There were no vesting of performance-based stock units during fiscal 2017, fiscal 2016 and fiscal 2015. As of April 29, 2017, there was $2,940 of unrecognized stock-based compensation expense related to non-vested performance-based stock units. That cost is expected to be recognized over a weighted average period of 1.97 years.

For fiscal 2017, fiscal 2016 and fiscal 2015, stock-based compensation expense of $6,299, $14,201 and $16,875, respectively, is included in selling and administrative expenses.

8.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	April 29, 2017	April 30, 2016
Trade accounts	$16,189	$21,000
Credit/debit card receivables	25,136	28,232
eBook settlement receivable (see Note 5)	2,478	53,809
Other receivables	23,491	21,876

Total receivables, net	$67,294	$124,917

9.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred rent, tax liabilities and reserves, long-term insurance liabilities and asset retirement obligations. The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is classified as deferred rent. Other long-term liabilities also include store closing expenses, long-term deferred revenues and a health care and life insurance plan for certain retired employees. The Company had the following other long-term liabilities at April 29, 2017 and April 30, 2016:

	April 29, 2017	April 30, 2016
Deferred rent	$59,142	$70,006
Tax liabilities and reserves	8,711	13,758
Insurance liabilities	14,225	15,219
Asset retirement obligations	11,482	11,268
Other	5,751	3,933

Total other long-term liabilities	$99,311	$114,184

10.	Fair Values of Financial Instruments

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

The Company’s financial instruments include cash, receivables, gift cards, accrued liabilities, accounts payable and its credit facility. The fair values of cash, receivables, gift cards accrued liabilities and accounts payable approximate carrying values because of the short-term nature of these instruments. The Company believes that its credit facility approximates fair value since interest rates are adjusted to reflect current rates.

During fiscal 2016, the Company impaired one of its publishing contracts due to a significant drop in business with that publisher, driven by lower title offerings, product quality and the loss of a distribution partner. As a result, the Company recorded an impairment charge of $3,840 in selling and administrative expenses. In determining whether the carrying value of unamortizable intangible assets is less than its estimated fair value, a discounted cash flow approach to value was used, which was based on Level 3 inputs as defined by ASC 820.

11.	Net Earnings (Loss) per Share

In accordance with ASC 260-10-45, Share-Based Payment Arrangements and Participating Securities and the Two-Class Method, unvested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company’s unvested restricted shares and unvested restricted stock units granted prior to July 15, 2015 and shares issuable under the Company’s deferred compensation plan were considered participating securities. Cash dividends to restricted stock units and performance-based stock units granted on or after July 15, 2015 are not distributed until and except to the extent that the restricted stock units vest, and in the case of performance-based stock units, until and except to the extent that the performance metrics are achieved or are otherwise deemed satisfied. Stock options do not receive cash dividends. As such, these awards are not considered participating securities.

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

During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. Due to the net loss during fiscal 2016, participating securities in the amount of 2,163,190 were excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive. The Company’s outstanding non-participating securities consisting of dilutive stock options and restricted stock units of 140,341, 129,450 and 86,491 for fiscal 2017, fiscal 2016 and fiscal 2015, respectively, and accretion/payments of dividends on preferred shares were also excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive.

The following is a reconciliation of the Company’s basic and diluted income (loss) per share calculation:

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Numerator for basic income (loss) per share:
Net income from continuing operations	$22,023	14,700	32,872
Inducement fee paid upon conversion of Series J preferred stock	—	(3,657)	—
Preferred stock dividends	—	—	(15,767)
Preferred stock dividends paid in shares	—	(1,783)	—
Accretion of dividends on preferred stock	—	(4,204)	(7,339)
Less allocation of dividends to participating securities	(576)	(1,219)	—
Less allocation of undistributed earnings to participating securities	—	—	(535)

Net income from continuing operations available to common shareholders	21,447	3,837	9,231
Net income (loss) from discontinued operations available to common shareholders	—	(39,146)	3,724
Less allocation of undistributed earnings to participating securities	—	—	(204)

Net income (loss) from discontinued operations available to common shareholders	—	(39,146)	3,520

Net income (loss) available to common shareholders	$21,447	(35,309)	12,751

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Numerator for diluted income (loss) per share:
Net income from continuing operations available to common shareholders	$21,447	3,837	9,231
Preferred stock dividends (a)	—	—	—
Accretion of dividends on preferred stock (a)	—	—	—
Allocation of undistributed earnings to participating securities	—	—	535
Less diluted allocation of undistributed earnings to participating securities	—	—	(534)

Net income from continuing operations available to common shareholders	21,447	3,837	9,232
Net income (loss) from discontinued operations available to common shareholders	—	(39,146)	3,520
Allocation of undistributed earnings to participating securities	—	—	204
Less diluted allocation of undistributed earnings to participating securities	—	—	(204)

Net income (loss) from discontinued operations available to common shareholders	—	(39,146)	3,520

Net income (loss) available to common shareholders	$21,447	(35,309)	12,752

Denominator for basic income (loss) per share:
Basic weighted average common shares	72,188	72,410	60,842
Denominator for diluted income (loss) per share:
Basic weighted average shares	72,188	72,410	60,842
Preferred shares (a)	—	—	—
Average dilutive options	63	118	86
Average dilutive non-participating securities	77	14	—

Diluted weighted average common shares	72,328	72,542	60,928

Basic income (loss) per common share:
Income from continuing operations	$0.30	0.05	0.15
Income (loss) from discontinued operations	—	(0.54)	0.06

Basic income (loss) per common share	0.30	(0.49)	0.21

Diluted income (loss) per common share:
Income from continuing operations	$0.30	0.05	0.15
Income (loss) from discontinued operations	—	(0.54)	0.06

Diluted income (loss) per common share	0.30	(0.49)	0.21

(a)	Although the Company was in a net income position during fiscal 2016 and fiscal 2015, the dilutive effect of the Company’s convertible preferred shares was excluded from the calculation of income per share using the two-class method because the effect would be antidilutive.

12.	Pension and Other Postretirement Benefit Plans

As of December 31, 1999, substantially all employees of the Company were covered under a non-contributory defined benefit pension plan (the Pension Plan). As of January 1, 2000, the Pension Plan was amended so that employees no longer earn benefits for subsequent service. Effective December 31, 2004, the Barnes & Noble.com Employees’ Retirement Plan (the B&N.com Retirement Plan) was merged with the Pension Plan. Substantially all employees of Barnes & Noble.com were covered under the B&N.com Retirement Plan. As of July 1, 2000, the B&N.com Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continued to be the basis for vesting of benefits not yet vested at December 31, 1999 and June 30, 2000 for the Pension Plan and the B&N.com Retirement Plan, respectively.

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

The net impact of the Pension Plan termination, special lump-sum opportunity, settlement accounting and remeasurement and regular plan experience, was an increase in pension liability of $3,062 and a decrease in other comprehensive income of $6,503, before tax, in fiscal 2015.

In fiscal 2016, there was a final Pension Plan termination lump-sum opportunity offered to the remaining 2,300 active and terminated vested participants at the final Pension Plan termination distribution date. As a result, lump-sum payments of approximately $18,100 were distributed in March 2016 to about 1,800 participants who elected to receive an immediate distribution of their benefit as part of the plan termination lump-sum window. Benefits for the remaining plan population were transferred to Massachusetts Mutual Life Insurance Company for an annuity purchase premium of $34,300. Further, in October 2016, a payment was made by the Company to the Pension Benefit Guaranty Corporation to transfer the liability for benefits payable to 28 missing participants. A final distribution of remaining assets from the trust was made on November 8, 2016.

Pension expense was $276, $25,330 and $10,434 for fiscal 2017, fiscal 2016 and fiscal 2015, respectively. For fiscal 2016, regular annual expense was $4,433, with pension settlement charge of $20,897 from the plan liquidation, for a total pension expense for fiscal 2016 of $25,330.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $11,815, $12,251 and $12,363 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively.

13.	Income Taxes

Income before income taxes for fiscal 2017, fiscal 2016 and fiscal 2015 are as follows:

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Domestic operations	$47,127	6,827	68,535
Foreign operations	(328)	(941)	3,981

Total income before taxes	$46,799	5,886	72,516

Income tax provisions (benefits) for fiscal 2017, fiscal 2016 and fiscal 2015 are as follows:

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Current:
Federal	$3,722	(47,053)	39,514
State	(7,480)	3,908	2,674
Foreign	—	(273)	1,314

Total current	(3,758)	(43,418)	43,502

Deferred:
Federal	25,724	21,570	6,099
State	2,810	13,018	(10,001)
Foreign	—	16	44

Total deferred	28,534	34,604	(3,858)

Total	$24,776	(8,814)	39,644

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	10.0	8.3	10.8
Change to unrecognized tax benefits	(5.9)	(111.3)	0.2
Excess executive compensation	0.3	8.0	3.7
Meals and entertainment disallowance	0.5	5.1	1.1
Tax credits	—	(76.3)	(3.9)
Joint venture net loss allocation	—	—	33.1
Change in valuation allowance	(1.2)	108.6	(19.8)
Changes in deferred taxes and payables	7.0	(134.8)	(5.4)
Amounts not deductible for tax	1.9	—	—
State law changes	3.1	4.7	—
Other, net	2.2	3.0	(0.1)

Effective income tax rate	52.9%	(149.7)%	54.7%

The Company recorded an income tax provision of $24,776 in fiscal 2017 compared with an income tax benefit of $8,814 and income tax provision of $39,644 in fiscal 2016 and fiscal 2015, respectively. The Company’s effective tax rate was 52.9%, (149.7)% and 54.7% in fiscal 2017, fiscal 2016 and fiscal 2015, respectively. The primary drivers of the effective tax rate in fiscal 2017 include changes in uncertain tax positions and changes in deferred taxes and payables. The Company continues to maintain a valuation allowance against certain state items.

In fiscal 2016, the effective rate reconciliation percentages are impacted by the Company’s lower pre-tax earnings as compared to fiscal 2015. In fiscal 2016, as shown above in the Changes in deferred taxes and payables, Changes to unrecognized tax benefits and Changes in valuation allowance, certain adjustments to earnings were recorded to correct immaterial errors attributable to prior fiscal years. The Company has evaluated the effects of these errors, both qualitatively and quantitatively, and concluded that the correction of these errors in prior period amounts was not material to the current period or any previously reported periods, including quarterly reporting.

The joint venture net loss allocation identified in the table above refers to our obligation under the joint venture with Microsoft and Pearson that was terminated in fiscal 2015 to allocate items of loss and expense to Microsoft for income tax purposes. In fiscal 2015, this commitment resulted in an additional allocation for tax purposes of $105,542 of joint venture losses to Microsoft.

The Company accounts for income taxes using the asset and liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. At April 29, 2017 and April 30, 2016, the significant components of the Company’s deferred taxes consisted of the following:

	April 29, 2017	April 30, 2016
Deferred tax assets:
Accrued liabilities	$110,029	$124,475
Inventory	—	3,844
Insurance liability	7,973	8,392
Loss and credit carryovers	31,221	31,100
Lease transactions	7,131	13,813
Pension and post-retirement healthcare	581	670
Stock-based compensation	3,182	1,918
Other	1,379	503

Gross deferred tax assets	161,496	184,715

Valuation allowance	(7,644)	(7,903)

Net deferred tax assets	153,852	176,812

Deferred tax liabilities:
Prepaid expenses	(4,670)	(5,678)
Goodwill and intangible asset amortization	(140,270)	(133,267)
Inventory	(2,608)	—
Investment in Barnes & Noble.com	(78,756)	(78,650)
Depreciation	(13,680)	(13,234)

Gross deferred tax liabilities	(239,984)	(230,829)

Net deferred tax liabilities	$(86,132)	$(54,017)

In assessing the realizability of the deferred tax assets, management considered whether it is more likely than not that some or all of the deferred tax assets would be realized. In evaluating the Company’s ability to utilize its deferred tax assets, it considered all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. The Company has recorded a valuation allowance of $7,644 and $7,903 at April 29, 2017 and April 30, 2016, respectively. The $259 decrease in the valuation allowance during fiscal 2017 is due principally to the reclassification between uncertain tax positions and valuation allowance.

At April 29, 2017, the Company had federal net operating loss carryforwards (NOLs) of approximately $53,222 and state net operating loss carryforwards of $88,217 that are available to offset taxable income in its respective taxing jurisdictions. The federal net operating losses begin to expire in 2019 through 2024. The utilization of federal net operating loss carryforward is limited to approximately $6,653 on an annual basis. NOLs not used during a particular period may be carried forward to future years, though not beyond the expiration years. Additionally, the Company had approximately $87,876 of state NOLs that have no annual limitation and expire beginning in 2030. The Company had state tax credits totaling $6,386, which have an indefinite life.

The Company has $4,219 and $3,943 of federal and state net operating losses, respectively, that are primarily windfall excess tax benefits related to stock-based compensation expense, the benefit of which, if realized, will be an increase to additional paid-in capital as opposed to a reduction in income tax expense.

As of April 29, 2017, the Company had $9,419 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2017, fiscal 2016 and fiscal 2015 is as follows:

Balance at May 3, 2014	$19,155
Additions for tax positions of the current period	731
Additions for tax positions of prior periods	—
Reductions due to settlements	—
Reductions for tax positions of prior periods	(1,504)

Balance at May 2, 2015	$18,382
Additions for tax positions of the current period	238
Additions for tax positions of prior periods	7,433
Reductions due to settlements	(5,980)
Reductions for tax positions of prior periods	(5,501)

Balance at April 30, 2016	$14,572
Additions for tax positions of the current period	337
Additions for tax positions of prior periods	1,644
Reductions due to settlements	—
Reductions for tax positions of prior periods	(7,134)

Balance at April 29, 2017	$9,419

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company recorded net interest and penalties (benefit) expense of approximately $(2,860), $(7,774) and $1,394 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively. As of April 29, 2017 and April 30, 2016, the Company had net accrued interest and penalties of $1,561 and $4,226, respectively.

The amount of unrecognized tax benefits decreased primarily due to the expiration of various state statutes. Further, we believe that it is reasonably possible that the total amount of unrecognized tax benefits at April 29, 2017 could decrease by approximately $3,740 within the next 12 months as a result of settlement of certain tax audits or lapses of statutes of limitations, which could impact the effective tax rate.

During fiscal 2017, the Company finalized the liquidation of its foreign subsidiary operations. The Company no longer has unremitted foreign earnings as of the balance sheet date.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from fiscal 2014 and forward. Some earlier years remain open for a small minority of states.

14.	Intangible Assets and Goodwill

Amortizable intangible assets	Useful Life	As of April 29, 2017
		Gross Carrying Amount	Accumulated Amortization	Total
Technology	5-10	$10,710	$(9,997)	$713
Distribution contracts	10	8,325	(8,201)	124
Other	3-10	6,458	(6,384)	74

		$25,493	$(24,582)	$911

Unamortizable intangible assets
Trade name				$293,400
Publishing contracts				15,894

				$309,294

Total amortizable and unamortizable intangible assets as of April 29, 2017				$310,205

Amortizable intangible assets	Useful Life	As of April 30, 2016
		Gross Carrying Amount	Accumulated Amortization	Total
Technology	5-10	$10,710	$(9,589)	$1,121
Distribution contracts	10	8,325	(7,905)	420
Other	3-10	6,375	(6,306)	69

		$25,410	$(23,800)	$1,610

Unamortizable intangible assets		Trade name	Publishing contracts	Total
Balance at May 2, 2015		$293,400	$19,734	$313,134
Impairment		—	(3,840)	(3,840)

Balance at April 30, 2016		$293,400	$15,894	$309,294

Total amortizable and unamortizable intangible assets as of April 30, 2016				$310,904

All amortizable intangible assets are being amortized over their useful life on a straight-line basis.

Aggregate Amortization Expense
For the 52 weeks ended April 29, 2017	$782
For the 52 weeks ended April 30, 2016	$1,012
For the 52 weeks ended May 2, 2015	$4,461

Estimated Amortization Expense
(12 months ending on or about April 30)
2018	$587
2019	$324

The Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. Impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $0, $3,840 and $0 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively. Changes in market conditions, among other factors, could have a material impact on these estimates.

During fiscal 2016, the Company impaired one of its publishing contracts due to a significant drop in business with that publisher, driven by lower title offerings, product quality and the loss of a distribution partner. As a result, the Company recorded an impairment charge of $3,840 in selling and administrative expenses during the 13 weeks ended January 30, 2016.

The changes in the carrying amount of goodwill by segment for fiscal 2017 and fiscal 2016 are as follows:

	B&N Retail Segment	NOOK Segment	Total Company
Balance as of May 2, 2015	$215,197	—	$215,197
Benefit of excess tax amortization (a)	(3,921)	—	(3,921)

Balance as of April 30, 2016	$211,276	—	$211,276
Benefit of excess tax amortization (a)	(3,895)	—	(3,895)

Balance as of April 29, 2017	$207,381	—	$207,381

(a)	The tax basis of goodwill arising from an acquisition during the 52 weeks ended January 29, 2005 exceeded the related basis for financial reporting purposes by approximately $96,576. In accordance with ASC 740-10-30, Accounting for Income Taxes, the Company is recognizing the tax benefits of amortizing such excess as a reduction of goodwill as it is realized on the Company’s income tax return.

15.	Microsoft Investment

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

16.	Pearson Investment

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

17.	Series J Preferred Stock

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

The number of shares of Company Common Stock issued was determined based on a conversion ratio of 58.8235 shares of Company Common Stock per share of Preferred Stock converted, which was the conversion rate in the Certificate of the Designations with respect to the Preferred Stock, dated as of August 18, 2011.

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

As a result of the transactions described above, all shares of Series J Preferred Stock were retired by the Company and are no longer outstanding.

18.	Shareholders’ Equity

On October 20, 2015, the Company’s Board of Directors authorized a stock repurchase program (prior repurchase plan) of up to $50,000 of its common shares. During fiscal 2016, the Company repurchased 2,763,142 shares at a cost of $26,718 under this plan. During fiscal 2017, the Company repurchased 2,019,798 shares at a cost of $23,281 under this plan. On March 15, 2017, subsequent to completing the prior repurchase plan, the Company’s Board of Directors authorized a new stock repurchase program of up to $50,000 of its common shares. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. The new stock repurchase program has no expiration date and may be suspended or discontinued at any time. The Company’s repurchase plan is intended to comply with the requirements of Rule 10b-18 under the Securities Exchange Act of 1934. The Company did not repurchase shares under this plan in fiscal 2017. The Company has remaining capacity of $50,000 under the new repurchase program as of April 29, 2017.

As of April 29, 2017, the Company has repurchased 39,496,765 shares at a cost of approximately $1,086,414 since the inception of the Company’s stock repurchase programs. The repurchased shares are held in treasury.

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

The Company leases office space in New York, New York and Santa Clara, California for its NOOK operations.

Rental expense under operating leases is as follows:

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Minimum rentals	$302,784	297,322	294,214
Percentage rentals	1,353	1,821	2,305

	$304,137	299,143	296,519

Future minimum annual rentals, excluding percentage rentals, required under B&N Retail leases that had initial, non-cancelable lease terms greater than one year, and NOOK leases as of April 29, 2017 are:

Fiscal Year
2018	$314,274
2019	263,121
2020	202,711
2021	141,638
2022	96,621
After 2022	106,648

$1,125,013

The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is reflected in other long-term liabilities and accrued liabilities in the accompanying balance sheets.

Purchase obligations, which include hardware and software maintenance contracts and inventory purchase commitments, as of April 29, 2017 are as follows:

Less Than 1 Year	$34,105
1-3 Years	21,231
3-5 Years	—
More Than 5 Years	—

Total	$55,336

20.	Segment Reporting

The Company’s two operating segments are B&N Retail and NOOK.

B&N Retail

This segment includes 633 bookstores as of April 29, 2017, primarily under the Barnes & Noble Booksellers trade name. These Barnes & Noble stores generally offer a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music & Vinyl, Gift, Magazine, Bargain products and a dedicated NOOK® area. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, www.barnesandnoble.com, and its publishing operation, Sterling Publishing Co., Inc.

NOOK

This segment includes the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital newsstand and sales of NOOK® devices and accessories to B&N Retail.

Summarized financial information concerning the Company’s reportable segments is presented below:

Sales by Segment	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015
B&N Retail	$3,784,655	$4,028,614	$4,108,243
NOOK	146,514	191,520	263,833
Elimination(a)	(36,611)	(56,290)	(74,968)

Total	$3,894,558	$4,163,844	$4,297,108

Sales by Product Line	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015
Media (b)	70%	70%	70%
Digital (c)	3%	5%	7%
Other (d)	27%	25%	23%

Total	100%	100%	100%

Depreciation and Amortization	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015
B&N Retail	$98,877	$101,888	$104,373
NOOK	19,010	33,975	39,292

Total	$117,887	$135,863	$143,665

Operating Income (Loss)	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015
B&N Retail	$90,663	$113,296	$213,355
NOOK	(36,355)	(98,640)	(123,161)

Total	$54,308	$14,656	$90,194

Capital Expenditures	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015
B&N Retail	$89,706	$81,277	$73,783
NOOK	6,552	12,997	21,022

Total	$96,258	$94,274	$94,805

Total Assets(e)	As of April 29, 2017	As of April 30, 2016
B&N Retail	$1,897,122	$1,873,381
NOOK(f)	35,799	139,401

Total	$1,932,921	$2,012,782

(a)	Represents sales from NOOK to B&N Retail on a sell-through basis.
(b)	Includes tangible books, music, movies, rentals and newsstand.
(c)	Includes NOOK®, related accessories, eContent and warranties.
(d)	Includes Toys & Games, café products, gifts and miscellaneous other.
(e)	Excludes intercompany balances.
(f)	Decrease in assets is related to the net tax receivable position.

A reconciliation of operating income from reportable segments to income from continuing operations before taxes in the consolidated financial statements is as follows:

	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016	52 weeks ended May 2, 2015
Reportable segments operating income	$54,308	$14,656	$90,194
Interest expense, net and amortization of deferred financing costs	(7,509)	(8,770)	(17,678)

Consolidated income before taxes	$46,799	$5,886	$72,516

21.	Legal Proceedings

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

Except as otherwise described below with respect to the Adrea LLC (Adrea) matter, the Company has determined that a loss is reasonably possible with respect to the matters described below. Based on its current knowledge, the Company has determined that the amount of loss or range of loss that is reasonably possible, including any reasonably possible losses in excess of amounts already accrued, is not estimable. With respect to the Adrea matter, the Company has determined there will be a loss, as described below.

The following is a discussion of the material legal matters involving the Company.

PIN Pad Litigation

As previously disclosed, the Company discovered that PIN pads in certain of its stores had been tampered with to allow criminal access to card data and PIN numbers on credit and debit cards swiped through the terminals. Following public disclosure of this matter on October 24, 2012, the Company was served with four putative class action complaints (three in federal district court in the Northern District of Illinois and one in the Northern District of California), each of which alleged on behalf of national and other classes of customers who swiped credit and debit cards in Barnes & Noble Retail stores common law claims such as negligence, breach of contract and invasion of privacy, as well as statutory claims such as violations of the Fair Credit Reporting Act, state data breach notification statutes, and state unfair and deceptive practices statutes. The actions sought various forms of relief including damages, injunctive or equitable relief, multiple or punitive damages, attorneys’ fees, costs, and interest. All four cases were transferred and/or assigned to a single judge in the United States District Court for the Northern District of Illinois, and a single consolidated amended complaint was filed. The Company filed a motion to dismiss the consolidated amended complaint in its entirety, and in September 2013, the Court granted the motion to dismiss without prejudice. The Plaintiffs then filed an amended complaint, and the Company filed a second motion to dismiss. On October 3, 2016, the Court granted the second motion to dismiss, and dismissed the case without prejudice; in doing so, the Court permitted plaintiffs to file a second amended complaint by October 31, 2016. On October 31, 2016, the plaintiffs filed a second amended complaint, and on January 25, 2017, the Company filed a motion to dismiss the second amended complaint. On June 13, 2017, the Court granted the Company’s motion to dismiss with prejudice.

Cassandra Carag individually and on behalf of others similarly situated v. Barnes & Noble, Inc., Barnes & Noble Booksellers, Inc. and DOES 1 through 100 inclusive

On November 27, 2013, former Associate Store Manager Cassandra Carag (Carag) brought suit in Sacramento County Superior Court, asserting claims on behalf of herself and all other hourly (non-exempt) Barnes & Noble employees in California in the preceding four years for unpaid regular and overtime wages based on alleged off-the-clock work, penalties and pay based on missed meal and rest breaks, and for improper wage statements, payroll records, and untimely pay at separation as a result of the alleged pay errors during employment. Via the complaint, Carag seeks to recover unpaid wages and statutory penalties for all hourly Barnes & Noble employees within California from November 27, 2009 to present. On February 13, 2014, the Company filed an answer to the complaint in the state court and concurrently requested removal of the action to federal court. On May 30, 2014, the federal court granted Plaintiff’s motion to remand the case to state court and denied Plaintiff’s motion to strike portions of the answer to the complaint (referring the latter motion to the lower court for future consideration). The Court has not yet scheduled any further hearings or deadlines.

Adrea LLC v. Barnes & Noble, Inc., barnesandnoble.com llc and NOOK Media LLC

On June 14, 2013, Adrea filed a complaint against Barnes & Noble, Inc., NOOK Digital, LLC (formerly barnesandnoble.com llc) and B&N Education, LLC (formerly NOOK Media LLC) (collectively, B&N) in the United States District Court for the Southern District of New York alleging that various B&N NOOK products and related online services infringe U.S. Patent Nos. 7,298,851 (‘851 patent), 7,299,501 (‘501 patent) and 7,620,703 (‘703 patent). B&N filed its Answer on August 9, 2013, denying infringement and asserting several affirmative defenses. At the same time, B&N filed counterclaims seeking declaratory judgments of non-infringement and invalidity with respect to each of the patents-in-suit. On July 1, 2014, the Court issued a decision granting partial summary judgment in B&N’s favor, and in particular granting B&N’s motion to dismiss one of Adrea’s infringement claims, and granting B&N’s motion to limit any damages award with respect to another of Adrea’s infringement claims.

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

On July 24, 2015, the Court granted B&N’s post-trial application to invalidate one of the two patents (the ‘501 patent) the jury found to have been infringed. On September 28, 2015, the Court heard post-trial motions on the jury’s infringement and validity determinations, and on February 24, 2016, it issued a decision upholding the jury’s determination of infringement and validity with respect to the ‘703 patent. Since the original damages award was a total award for infringement of both patents, the Court held a new trial to determine damages for infringement of the ‘703 patent, which trial concluded on July 15, 2016.

On December 28, 2016, the Court issued its decision on the issue of damages, finding that (a) Adrea should be entitled to a damages award of $267, based on a reasonable royalty rate of 5.1 cents per unit, and (ii) Adrea was not entitled to any enhancement of damages, as B&N’s infringement was not willful. Following letter briefing, in which Adrea asked the Court to award prejudgment interest of approximately $90, the Court, following B&N’s reasoning, added $3 in prejudgment interest to its damages award, and on January 12, 2017, entered judgment in favor of Adrea in the total amount of $270. Adrea subsequently moved the Court for supplemental damages relating to any allegedly infringing products B&N may have sold that were not taken into account in the first verdict, including new devices not previously accused. In addition, Adrea asked the Clerk of the Court to tax costs against B&N in the amount of $110. B&N opposed both requests, and following briefing, the court awarded supplemental damages for sales of accused devices of approximately $13, refused to award damages or ongoing royalties for any new devices, and entered a final judgment of $282. As for the issue of costs, the Clerk awarded Adrea approximately $27. Both parties have requested review of the Clerk’s award, with B&N taking the position that no costs should have been awarded, since Adrea was not the prevailing party for purposes of a costs award, and that in any case the award was excessive. Adrea sought to recover an additional $25 in costs. The parties are awaiting the Court’s decision on the costs issue. This will be the final proceeding in this action, as neither party has filed a Notice of Appeal.

Café Manager Class Actions

Two former Café Managers have filed separate actions alleging similar claims of entitlement to unpaid compensation for overtime. In each action, the plaintiff seeks to represent a class of allegedly similarly situated employees who performed the same position (Café Manager). Specifically, Christine Hartpence filed a complaint against Barnes & Noble, Inc. (Barnes & Noble) in Philadelphia County Court of Common Pleas on May 26, 2015 (Case No.: 160503426), alleging that she is entitled to unpaid compensation for overtime under Pennsylvania law and seeking to represent a class of allegedly similarly situated employees who performed the same position (Café Manager). On July 14, 2016, Ms. Hartpence amended her complaint to assert a purported collective action for alleged unpaid overtime compensation under the federal Fair Labor Standards Act (FLSA), by which she sought to act as a class representative for similarly situated Café Managers throughout the United States. On July 27, 2016, Barnes & Noble removed the case to the U.S. District Court of the Eastern District of Pennsylvania (Case No.: 16-4034). Ms. Hartpence then voluntarily dismissed her complaint and subsequently re-filed a similar complaint in the Philadelphia County Court of Common Pleas (Case No.: 161003213), where it is currently pending. The re-filed complaint alleges only claims of unpaid overtime under Pennsylvania law and alleges class claims under Pennsylvania law that are limited to current and former Café Managers within Pennsylvania.

On September 20, 2016, Kelly Brown filed a complaint against Barnes & Noble in the U.S. District Court for the Southern District of New York (Case No.: 16-7333) in which she also alleges that she is entitled to unpaid compensation under the FLSA and Illinois law. Ms. Brown seeks to represent a national class of all similarly situated Café Managers under the FLSA, as well as an Illinois-based class under Illinois law. On November 9, 2016, Ms. Brown filed an amended complaint to add an additional plaintiff named Tiffany Stewart, who is a former Café Manager who also alleges unpaid overtime compensation in violation of New York law and seeks to represent a class of similarly situated New York-based Café Managers under New York law. Since the commencement of the action, eight former Café Managers have filed consent forms to join the action as plaintiffs. On May 2, 2017, the Court denied Plaintiffs’ Motion for Conditional Certification, without prejudice.

22.	Barnes & Noble Education, Inc. Transactions

Direct Costs Incurred Related to On-going Agreements with Barnes & Noble Education, Inc. (Subsequent to the Spin-Off)

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

Summary of Transactions with Barnes & Noble Education, Inc.

During the 52 weeks ended April 29, 2017, the Company charged B&N Education $29,174 for purchases of inventory and direct costs incurred under the agreements discussed above.

As of April 29, 2017, amounts due from B&N Education for book purchases and direct costs incurred under the agreements discussed above were $8,160.

23.	Certain Relationships and Related Transactions

The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and related third parties are at least as favorable to the Company as could have been entered into with unrelated parties at the time they were entered into. The Audit Committee of the Board of Directors utilizes procedures in evaluating the terms and provisions of proposed related party transactions or agreements in accordance with the fiduciary duties of directors under Delaware law. The Company’s related party transaction procedures contemplate Audit Committee review and approval of all new agreements, transactions or courses of dealing with related parties, including any modifications, waivers or amendments to existing related party transactions. The Company tests to ensure that the terms of related party transactions are at least as favorable to the Company as could have been obtained from unrelated parties at the time of the transaction. The Audit Committee considers, at a minimum, the nature of the relationship between the Company and the related party, the history of the transaction (in the case of modifications, waivers or amendments), the terms of the proposed transaction, the Company’s rationale for entering the transaction and the terms of comparable transactions with unrelated third parties. In addition, management and internal audit annually analyze all existing related party agreements and transactions and review them with the Audit Committee.

On February 27, 2017, B&N Education purchased MBS Textbook Exchange, Inc. (MBS), which was then privately-held and majority-owned by affiliates of Leonard Riggio (the MBS Purchase). MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Following the MBS Purchase, Leonard Riggio, his affiliates and other members of the Riggio family ceased to have any ownership interest in MBS.

The Company entered into an agreement with MBS in 2009, which has a term of ten years and contains restrictive covenants limiting the ability of the Company to become a used textbook wholesaler and placing certain limitations on MBS’s business activities. The Company also entered into an agreement with MBS in fiscal 2011, pursuant to which, MBS agreed to purchase at the end of a given semester certain agreed upon textbooks, which the Company shall have rented to students during such semester. Total sales to MBS under this program were $0, $2 and $619 for fiscal 2017 prior to the MBS Purchase, fiscal 2016 and fiscal 2015, respectively. Total outstanding amounts payable to MBS for all arrangements, net of any amounts due, were $480 and $183 for fiscal 2017 and fiscal 2016, respectively.

The Company purchases new and used textbooks directly from MBS. Total purchases were $8,328, $7,092 and $14,594 for fiscal 2017 prior to the MBS Purchase, fiscal 2016 and fiscal 2015, respectively. MBS sells used books through the Barnes & Noble dealer network. The Company earned a commission of $198, $268 and $316 on the MBS used book sales in fiscal 2017 prior to the MBS Purchase, fiscal 2016 and fiscal 2015, respectively. In addition, Barnes & Noble hosts pages on its website, through which Barnes & Noble customers are able to sell used books directly to MBS. The Company is paid a fixed commission on the price paid by MBS to the customer. Total commissions paid to the Company under this arrangement were $47, $68 and $91 for fiscal 2017 prior to the MBS Purchase prior to the MBS Purchase, fiscal 2016 and fiscal 2015, respectively.

In fiscal 2010, the Company entered into an agreement with TXTB.com LLC (TXTB), a subsidiary of MBS, pursuant to which the marketplace program on the Barnes & Noble website was made available through the TXTB website. The Company receives a fee from third-party sellers for sales of marketplace items sold on the TXTB website and, upon receipt of such fee, the Company remits a separate fee to TXTB for those sales. In fiscal 2011, the Company entered into an agreement with TXTB, pursuant to which the Company became the exclusive provider of trade books to TXTB customers through the TXTB website. TXTB receives a commission from the Company on each purchase by a TXTB customer. In fiscal 2013, the Company also entered into an agreement with MBS Direct, a division of MBS, pursuant to which the marketplace program on the Barnes & Noble website was made available through the MBS Direct website. The Company receives a fee from third-party sellers for sales of marketplace items sold on the MBS Direct website and, upon receipt of such fee, the Company remits a separate fee to MBS Direct for those sales. Total commissions paid to TXTB and MBS Direct under these arrangements were $645, $515 and $429 during fiscal 2017 prior to the MBS Purchase, fiscal 2016 and fiscal 2015, respectively. Outstanding amounts payable to TXTB and MBS Direct were $5 and $0 for fiscal 2017 prior to the MBS Purchase and fiscal 2016, respectively.

In fiscal 2010, the Company entered into an Aircraft Time Sharing Agreement with LR Enterprises Management LLC (LR Enterprises), which is owned by Leonard Riggio and Louise Riggio, pursuant to which LR Enterprises granted the Company the right to use a jet aircraft owned by it on a time-sharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the Federal Aviation Regulations (FAR). Such operating costs were $153, $63 and $155 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively. LR Enterprises is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, other than insurance obtained for the specific flight as requested by the Company, as provided in the FAR.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity, in which Leonard Riggio has a majority interest, under a lease expiring in 2023, and the second location is leased from an entity, in which Leonard Riggio has a minority interest, under a lease expired in 2016. In fiscal 2017, the second location was extended through 2023. Both locations were rented at an aggregate annual rent, including real estate taxes, of approximately $9,637, $7,784 and $6,834 during fiscal 2017, fiscal 2016 and fiscal 2015, respectively.

The Company leased an office/warehouse from a partnership, in which Leonard Riggio had a 50% interest, pursuant to a lease terminated effective December 30, 2015. The space was rented at an annual rent of $456 and $262 during fiscal 2016 through the date of termination and fiscal 2015, respectively. During fiscal 2015, the Company received credits totaling $418, representing the net effect of inadvertent overpayment of construction expenses and underpayment of base rent previously paid. Net of subtenant income, the Company paid rent of $179 during fiscal 2016 through the date of termination and received $174 during fiscal 2015 due to credits noted above.

The Company was provided with national freight distribution and trucking services by Argix Direct Inc. (Argix), a company in which a brother of Leonard Riggio owned a 20% interest. The Company paid Argix $19,102 and $47,536 for such services during fiscal 2016 through the date of termination and fiscal 2015, respectively. The contracted relationship between Argix and the Company has terminated due to Argix exiting the industry during fiscal 2016.

24.	Dividends

The Company paid a dividend to preferred shareholders in the amount of $0 and $3,941 in fiscal 2017 and fiscal 2016, respectively.

The Company paid a dividend to common stockholders in the amount of $43,887 and $46,056 during fiscal 2017 and fiscal 2016, respectively.

25.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for fiscal 2017 and fiscal 2016 is as follows:

Fiscal 2017 Quarterly Period Ended On	July 30, 2016	October 29, 2016	January 28, 2017	April 29, 2017	Fiscal Year 2017
Sales	$913,882	858,548	1,300,908	821,220	3,894,558
Gross profit	277,539	255,375	436,801	242,487	1,212,202

Net income (loss)	$(14,416)	(20,409)	70,276	(13,428)	22,023
Basic income (loss) per common share	$(0.20)	(0.29)	0.97	(0.19)	0.30
Diluted income (loss) per common share	$(0.20)	(0.29)	0.96	(0.19)	0.30

Fiscal 2016 Quarterly Period Ended On	August 1, 2015	October 31, 2015	January 30, 2016	April 30, 2016	Fiscal Year 2016
Sales	$978,559	894,654	1,413,947	876,684	4,163,844
Gross profit	300,098	269,786	491,655	265,758	1,327,297

Net income (loss) from continuing operations	(7,751)	(27,203)	80,262	(30,608)	14,700
Net loss from discontinued operations	(27,123)	(12,023)	—	—	(39,146)

Net income (loss)	$(34,874)	(39,226)	80,262	(30,608)	(24,446)
Basic income (loss) per common share:
Income (loss) from continuing operations	$(0.27)	(0.36)	1.04	(0.42)	0.05
Loss from discontinued operations	(0.41)	(0.16)	—	—	(0.54)

Basic income (loss) per common share	$(0.68)	(0.52)	1.04	(0.42)	(0.49)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(0.27)	(0.36)	1.04	(0.42)	0.05
Loss from discontinued operations	(0.41)	(0.16)	—	—	(0.54)

Diluted income (loss) per common share	$(0.68)	(0.52)	1.04	(0.42)	(0.49)

26.	Subsequent Events

Dividends to Stockholders

On June 7, 2017, the Company announced its Board of Directors declared a quarterly cash dividend of $0.15 per share, payable on July 28, 2017 to stockholders of record at the close of business on July 7, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Barnes & Noble, Inc.

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. as of April 29, 2017 and April 30, 2016, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended April 29, 2017. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barnes & Noble, Inc. at April 29, 2017 and April 30, 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 29, 2017, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Barnes & Noble, Inc.’s internal control over financial reporting as of April 29, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 22, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY

June 22, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Barnes & Noble, Inc.

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of April 29, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Barnes & Noble, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Barnes & Noble, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 29, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Barnes & Noble, Inc. as of April 29, 2017 and April 30, 2016, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended April 29, 2017 of Barnes & Noble, Inc. and our report dated June 22, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, NY

June 22, 2017

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

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2017 filed with the Securities and Exchange Commission, and the Company will submit to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.