Form 10-K, Exhibit 13
period 2018-04-28
BARNES & NOBLE INC
filed 2018-06-21
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The Statement of Operations Data for the 52 weeks ended April 28, 2018 (fiscal 2018), 52 weeks ended April 29, 2017 (fiscal 2017) and 52 weeks ended April 30, 2016 (fiscal 2016), and the Balance Sheet Data as of April 28, 2018 and April 29, 2017 are derived from, and are incorporated by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended May 2, 2015 (fiscal 2015) and 53 weeks ended May 3, 2014 (fiscal 2014), the Balance Sheet Data as of April 30, 2016, May 2, 2015 and May 3, 2014 are derived from audited consolidated financial statements not included elsewhere in this report.

Fiscal Year (In thousands, except per share data)	Fiscal 2018	Fiscal 2017	Fiscal 2016	Fiscal 2015	Fiscal 2014
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble Retail	$3,575,614	3,784,655	4,028,614	4,108,243	4,295,140
NOOK	111,487	146,514	191,520	263,833	505,862
Elimination (a)	(24,821)	(36,611)	(56,290)	(74,968)	(167,657)

Total sales	3,662,280	3,894,558	4,163,844	4,297,108	4,633,345
Cost of sales and occupancy	2,551,077	2,682,356	2,836,547	2,871,184	3,214,396

Gross profit	1,111,203	1,212,202	1,327,297	1,425,924	1,418,949

Selling and administrative expenses	999,109	1,040,007	1,176,778	1,192,065	1,287,163
Depreciation and amortization	106,340	117,887	135,863	143,665	168,793
Goodwill impairment	133,612	—	_—	—	—

Operating income (loss)	(127,858)	54,308	14,656	90,194	(37,007)
Interest expense, net and amortization of deferred financing fees (b)	9,837	7,509	8,770	17,678	29,122

Income (loss) before taxes	(137,695)	46,799	5,886	72,516	(66,129)
Income tax provision (benefit)	(12,215)	24,776	(8,814)	39,644	13,011

Net income (loss) from continuing operations	(125,480)	22,023	14,700	32,872	(79,140)
Net income (loss) from discontinued operations	—	—	(39,146)	3,724	31,872

Net income (loss)	$(125,480)	22,023	(24,446)	36,596	(47,268)

Basic income (loss) per common share:
Income (loss) from continuing operations	$(1.73)	0.30	0.05	0.15	(1.67)
Income (loss) from discontinued operations	—	—	(0.54)	0.06	0.54

Basic income (loss) per common share	$(1.73)	0.30	(0.49)	0.21	(1.12)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(1.73)	0.30	0.05	0.15	(1.67)
Income (loss) from discontinued operations	—	—	(0.54)	0.06	0.54

Diluted income (loss) per common share	$(1.73)	0.30	(0.49)	0.21	(1.12)

Weighted average common shares outstanding:
Basic	72,588	72,188	72,410	60,842	58,971
Diluted	72,588	72,328	72,542	60,928	58,971
Dividends declared per common share	$0.60	0.60	0.60	—	—

(In thousands of dollars, except per share data)	Fiscal 2018	Fiscal 2017	Fiscal 2016	Fiscal 2015	Fiscal 2014
OTHER OPERATING DATA:
Number of Barnes & Noble Retail stores	630	633	640	648	661
Comparable sales increase (decrease):
Barnes & Noble Retail store sales (c)	(5.4)%	(6.3)%	0.0%	(1.9)%	(5.8)%

Capital expenditures	$87,651	96,258	94,274	94,805	96,728

BALANCE SHEET DATA:

Total assets – continuing operations	$1,749,568	1,932,921	2,012,782	2,045,104	2,270,649
Total assets – discontinued operations	$—	—	—	1,067,327	1,122,071
Total liabilities – continuing operations	$1,337,585	1,358,610	1,409,272	1,347,384	1,798,649
Total liabilities – discontinued operations	$—	—	—	379,630	357,180
Long-term debt	$158,700	64,900	47,200	—	—
Shareholders’ equity	$411,983	574,311	603,510	1,189,358	658,696

(a)	Represents sales from NOOK to B&N Retail on a sell-through basis.

(b)	Amounts for fiscal 2018, fiscal 2017, fiscal 2016, fiscal 2015 and fiscal 2014 are net of interest income of $0, $0, $0, $58 and $190, respectively.

(c)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with Accounting Standards Codification 605-25, Revenue Recognition, Multiple-Element Arrangements, and does not include sales from closed or relocated stores.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. As used in this section, “fiscal 2018” represents the 52 weeks ended April 28, 2018, “fiscal 2017” represents the 52 weeks ended April 29, 2017 and “fiscal 2016” represents the 52 weeks ended April 30, 2016.

General

Barnes & Noble, Inc., one of the nation’s largest booksellers,1 provides customers a unique experience across its multi-channel distribution platform. As of April 28, 2018, the Company operates 630 bookstores in 50 states, maintains an eCommerce site, develops digital reading products and operates NOOK, one of the largest digital bookstores. Barnes & Noble is utilizing the strength of its retail footprint in combination with its online and digital businesses to provide an omni-channel experience for its customers, fulfilling its commitment to offer customers any book, anytime, anywhere and in any format.

Barnes & Noble Retail (B&N Retail) operates 630 retail bookstores, primarily under the Barnes & Noble Booksellers® trade name, and includes the Company’s eCommerce site. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption online, NOOK®2 reading devices, co-branded NOOK® tablets and reading software for iOS, Android and Windows. As of April 28, 2018, the Company employed approximately 23,000 employees (8,000 full-time and 15,000 part-time employees).

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

B&N Retail

This segment includes 630 bookstores as of April 28, 2018, primarily under the Barnes & Noble Booksellers trade name. These Barnes & Noble stores generally offer a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music & Vinyl, Gift, Magazine, Bargain products and a dedicated NOOK® area. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, www.barnesandnoble.com, and its publishing operation, Sterling Publishing.

[1]	Based upon sales reported in trade publications and public filings.
[2]

Any references to NOOK® include the Company’s NOOK® Tablet, Samsung Galaxy Tab® A NOOK®, Samsung Galaxy Tab® S2 NOOK®, Samsung Galaxy Tab® E NOOK® and NOOK GlowLightTM 3 devices, each of which includes the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

Barnes & Noble stores range in size from 3,000 to 60,000 square feet depending upon market size, with an overall average store size of 26,000 square feet. In fiscal 2018, the Company reduced the Barnes & Noble store base by approximately 135,000 square feet, bringing the total square footage to 16.6 million square feet, a net reduction of 0.8% from fiscal 2017.

Each Barnes & Noble store features an authoritative selection of books, ranging from 19,000 to 143,000 titles. The comprehensive title selection is diverse and reflects local interests and regional titles and authors’ works. Bestsellers typically represent between approximately 4% and 6% of Barnes & Noble store sales. Product Master, the Company’s proprietary inventory management database, has approximately 19.6 million titles. It includes approximately 7.2 million active titles and provides each store with comprehensive title selections. By enhancing the Company’s existing merchandise replenishment systems, Product Master allows the Company to achieve higher in-stock positions and better productivity at the bookstore level through efficiencies in receiving, cashiering and returns processing. Complementing this extensive on-site selection, all Barnes & Noble stores provide customers with access to the millions of books available to online shoppers at www.barnesandnoble.com by offering an option to have the book sent to the store or shipped directly to the customer.

Sterling Publishing

Sterling Publishing is a leading publisher of non-fiction trade titles. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books and kits across a variety of imprints, in categories such as health & wellness, music & popular culture, food & wine, crafts, puzzles & games and history & current affairs, as well as a large children’s line. Sterling, with a solid backlist and robust value publishing program, has a title base of approximately 15,000 print books and eBooks. In addition, Sterling also distributes approximately 1,300 titles on behalf of client publishers.

NOOK

This segment represents the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital newsstand and sales of NOOK® devices and accessories to B&N Retail. The underlying strategy of the NOOK business is to offer customers any digital book, newspaper or magazine, anytime, on any device. The Company remains committed to delivering to customers the best digital bookstore experience, providing easy access to Barnes & Noble’s expansive digital collection of over three million eBooks, digital magazines and newspapers, while rationalizing its existing cost structure. As part of this commitment, the Company partners with Samsung to develop co-branded NOOK® tablets that feature the award-winning Barnes & Noble digital reading experience, while continuing to develop and offer its own black-and-white NOOK® eReaders and NOOK® Tablet.

Results of Operations

Fiscal Year	Fiscal 2018	Fiscal 2017	Fiscal 2016
Sales (in thousands)	$3,662,280	3,894,558	4,163,844
Net Income (Loss) From Continuing Operations (in thousands)	$(125,480)	22,023	14,700
Net Loss From Discontinued Operations (in thousands)	$—	—	(39,146)

Net Income (Loss) (in thousands)	$(125,480)	22,023	(24,446)
Diluted Income (Loss) Per Common Share From Continuing Operations	$(1.73)	0.30	0.05
Diluted Loss Per Common Share From Discontinued Operations	$—	—	(0.54)

Diluted Income (Loss) Per Common Share	$(1.73)	$0.30	$(0.49)
Comparable Sales Increase (Decrease)
Barnes & Noble Retail store sales (a)	(5.4)%	(6.3)%	0.0%
Stores Opened
Barnes & Noble Retail stores	3	3	0
Stores Closed
Barnes & Noble Retail stores	6	10	8
Number of Stores Open at Year End
Barnes & Noble Retail stores	630	633	640
Square Feet of Selling Space at Year End (in millions)
Barnes & Noble Retail stores	16.6	16.7	16.9

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and all eReader device revenue deferred in accordance with Accounting Standards Codification (ASC) 605-25, Revenue Recognition, Multiple-Element Arrangements, and does not include sales from closed or relocated stores.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	Fiscal 2018	Fiscal 2017	Fiscal 2016
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	69.7	68.9	68.1

Gross profit	30.3	31.1	31.9
Selling and administrative expenses	27.3	26.7	28.3
Depreciation and amortization	2.9	3.0	3.3
Goodwill impairment	3.6	0.0	0.0

Operating income (loss)	(3.5)	1.4	0.4
Interest expense, net and amortization of deferred financing fees	0.3	0.2	0.2

Income (loss) before taxes	(3.8)	1.2	0.1
Income tax provision (benefit)	(0.3)	0.6	(0.2)

Net income (loss) from continuing operations	(3.4)	0.6	0.4
Net loss from discontinued operations	—	—	(0.9)

Net income (loss)	(3.4)%	0.6%	(0.6)%

Business Overview

Barnes & Noble has been experiencing declining sales trends primarily due to lower store traffic. The Company has been able to offset some of the traffic decline through its efforts to increase conversion through higher customer engagement. Additionally, the Company has been able to partially mitigate the impact of the sales decline on profit levels through cost reductions. While the Company believes it has lost share on its recent sales performance, it sees opportunities in an industry that has become more stable.

To improve its performance, the Company has initiated a strategic turnaround plan, focused on strengthening the core business by enhancing the customer value proposition; improving profitability through an aggressive expense management program, which will be used to fund growth initiatives; accelerating execution through simplification; and innovating for the future, which will position the Company for long-term growth.

To strengthen its core business, the Company is enhancing this customer value proposition by improving its merchandise mix, enhancing the overall shopping experience, increasing the value of its Membership Program and improving its omni-channel capabilities. The Company will leverage the strength of its Barnes & Noble brand, knowledgeable booksellers, vast book selection and retail footprint to attract customers and grow sales.

Merchandising initiatives are focused on increasing the impact of promotional activities, narrowing product assortments, improving SKU productivity, improving inventory management processes, testing changes to existing store layouts and remerchandising select business units in stores. Additionally, the Company has created a new business development team, which will introduce new business categories that are complementary to its existing businesses. The Company believes there is opportunity to increase conversion through higher customer engagement and by improving navigation and discovery throughout the store, including a customer friendly and more intuitive organization of books and improved signage for easier browsing within and across sections.

In-store events also drive traffic, reinforcing Barnes & Noble as a destination where customers can meet, browse and discover. The Company is also utilizing social media, where booksellers communicate events, promotions and new product offerings with customers at the local level in order to drive traffic.

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

The Company is focused on simplification throughout its organization to create efficiencies and reinvest resources to support sales growth. The Company is also committed to right sizing its cost structure. At B&N Retail, the Company has implemented a new labor model for its stores, which allows Store Managers to adjust staff up or down based on the needs of the business, increase store productivity and streamline store operations. This action resulted in the elimination of certain store positions. At NOOK, the Company exited non-core businesses and outsourced certain functions. NOOK expects to continue to re-calibrate its cost structure commensurate with sales.

In addition to initiatives focused on growing sales through its existing store base, the Company is innovating for the future and is expecting to open smaller, newly designed prototype stores later this year, which it believes could foster sales growth in the future. The Company has also created a Test & Learn pipeline process, through which it is testing a number of new initiatives to improve future performance.

52 Weeks Ended April 28, 2018 Compared with 52 Weeks Ended April 29, 2017

The following tables summarize the Company’s results of operations for the 52 weeks ended April 28, 2018 and 52 weeks ended April 29, 2017.

Sales

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	% Total	April 29, 2017	% Total
B&N Retail	$3,575,614	97.6%	$3,784,655	97.2%
NOOK	111,487	3.0%	146,514	3.8%
Elimination	(24,821)	(0.7)%	(36,611)	(0.9)%

Total Sales	$3,662,280	100.0%	$3,894,558	100.0%

The Company’s sales decreased $232.3 million, or 6.0%, during fiscal 2018 to $3.662 billion from $3.895 billion during fiscal 2017. The changes by segment are as follows:

•

B&N Retail sales decreased $209.0 million, or 5.5%, to $3.576 billion from $3.785 billion during the same period one year ago, and accounted for 97.6% of total Company sales. Comparable store sales decreased $172.4 million, or 5.4%, as compared to the prior year on lower store traffic and comparisons to the prior year release of Harry Potter and the Cursed Child. Closed stores decreased sales by $31.3 million, while new stores increased sales by $11.2 million. Online sales decreased $29.5 million, or 9.6%, on lower conversion rates, which were impacted by reduced promotional activity and comparisons to the prior year eBook settlement. B&N Retail also includes third-party sales of Sterling Publishing Co., Inc., which increased by $3.8 million, or 10.6%, versus the prior year. Gift card breakage increased $8.4 million as redemptions continue to run lower than historical patterns.

Of the $172.4 million decrease in comparable store sales, book categories decreased sales by $83.0 million, or 4.0%, due primarily to declines in Juvenile, Trade and Bargain titles, while non-book categories decreased sales by $77.0 million, or 7.0%, primarily on Gift, Music and DVD, partially offset by increases in Toys & Games. Comparable sales of NOOK® products at B&N Retail stores decreased $12.4 million, or 33.6%, primarily on lower device unit volume and lower average selling prices.

•

NOOK sales decreased $35.0 million, or 23.9%, to $111.5 million from $146.5 million during the same period one year ago, and accounted for 3.0% of total Company sales. Digital content sales decreased $21.4 million, or 20.1%, compared to the prior year primarily on lower unit sales. Device and accessories sales decreased $13.6 million, or 34.0%, primarily on lower average selling prices and lower unit sales.

•

Elimination sales, which represent sales from NOOK to B&N Retail on a sell-through basis, decreased $11.8 million, or 32.2%, versus the prior year. NOOK sales, net of elimination, accounted for 2.4% of total Company sales.

In fiscal 2018, the Company opened three and closed six Barnes & Noble stores, bringing its total number of B&N Retail stores to 630, with 16.6 million square feet, in the 50 states.

Cost of Sales and Occupancy

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	% Sales	April 29, 2017	% Sales
B&N Retail	$2,521,419	70.5%	$2,636,113	69.7%
NOOK	54,479	48.9%	82,854	56.6%
Elimination	(24,821)	(22.3)%	(36,611)	(25.0)%

Total Cost of Sales and Occupancy	$2,551,077	69.7%	$2,682,356	68.9%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies and other operating expenses), rental expense, common area maintenance and real estate taxes, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $131.3 million, or 4.9%, to $2.551 billion in fiscal 2018 from $2.682 billion in fiscal 2017. Cost of sales and occupancy increased as a percentage of sales to 69.7% in fiscal 2018 from 68.9% in fiscal 2017. The changes by segment are as follows:

•

B&N Retail cost of sales and occupancy increased as a percentage of sales to 70.5% from 69.7%, or 85 basis points, during the same period one year ago primarily due to occupancy deleverage (60 basis points) and higher markdowns to clear non-returnable merchandise (30 basis points). The remaining variance was attributable to sales mix and the general timing of expenses.

•	NOOK cost of sales and occupancy decreased as a percentage of sales to 48.9% from 56.6% during the same period one year ago primarily on lower occupancy and sales mix.

Gross Profit

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	% Sales	April 29, 2017	% Sales
B&N Retail	$1,054,195	29.5%	$1,148,542	30.3%
NOOK	57,008	65.8%	63,660	57.9%

Total Gross Profit	$1,111,203	30.3%	$1,212,202	31.1%

The Company’s consolidated gross profit decreased $101.0 million, or 8.3%, to $1.111 billion in fiscal 2018 from $1.212 billion in fiscal 2017. This change was due to the matters discussed above.

Selling and Administrative Expenses

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	% Sales	April 29, 2017	% Sales
B&N Retail	$945,643	26.4%	$959,002	25.3%
NOOK	53,466	61.7%	81,005	73.7%

Total Selling and Administrative Expenses	$999,109	27.3%	$1,040,007	26.7%

Selling and administrative expenses decreased $40.9 million, or 3.9%, to $999.1 million in fiscal 2018 from $1.040 billion in fiscal 2017. Selling and administrative expenses increased as a percentage of sales to 27.3% in fiscal 2018 from 26.7% in fiscal 2017. The changes by segment are as follows:

•

B&N Retail selling and administrative expenses decreased $13.4 million as compared to prior year, while increasing 110 basis points as a percentage of sales to 26.4% from 25.3% for the year. The current year included severance costs of $16.2 million (45 basis points). The Company implemented a new labor model for its stores, resulting in the elimination of certain store positions. Unfavorable variances to the prior year also included higher store payroll (25 basis points on store sales) as sales deleverage and wage increases outpaced productivity gains, higher employee benefit costs (20 basis points) on increased medical claims and strategic consulting costs (20 basis points). The remaining variance was attributable to sales deleverage and the general timing of expenses.

•

NOOK selling and administrative expenses decreased $27.5 million as compared to the prior year, decreasing as a percentage of sales to 61.7% from 73.7% during the same period a year ago. The prior year included severance and transitional costs of $10.7 million related to the outsourcing of certain services and the closure of NOOK’s California and Taiwan offices. Excluding these costs, the decrease in dollars was primarily attributable to continued cost rationalization efforts, as well as lower variable costs on the sales decline. The current year also includes a favorable expense impact from a channel partner settlement.

Goodwill Impairment

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	% Sales	April 29, 2017	% Sales
B&N Retail	$133,612	3.7%	$—	0.0%
NOOK	—	0.0%	—	0.0%

Total Goodwill Impairment	$133,612	3.6%	$—	0.0%

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets be tested for impairment at least annually or earlier if there are impairment indicators.

In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment (ASU 2017-04), which simplifies the subsequent measurement of goodwill by removing the requirement to perform a hypothetical purchase price allocation to compute the implied fair value of goodwill to measure impairment.

Following the announcement on January 4, 2018 of the Company’s holiday sales results and its revised outlook, the market price of the Company’s common stock sharply declined. Due to these new impairment indicators, the Company performed an interim goodwill impairment test as of December 30, 2017. As a result of this interim testing, the Company recognized an impairment of its B&N Retail reporting unit goodwill of $133.6 million during the third quarter of fiscal 2018.

Depreciation and Amortization

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	% Sales	April 29, 2017	% Sales
B&N Retail	$94,334	2.6%	$98,877	2.6%
NOOK	12,006	13.9%	19,010	17.3%

Total Depreciation and Amortization	$106,340	2.9%	$117,887	3.0%

Depreciation and amortization decreased $11.5 million, or 9.8%, to $106.3 million in fiscal 2018 from $117.9 million in fiscal 2017. This decrease was primarily attributable to fully depreciated assets, partially offset by additional capital expenditures.

Operating Income (Loss)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	% Sales	April 29, 2017	% Sales
B&N Retail	$(119,394)	(3.3)%	$90,663	2.4%
NOOK	(8,464)	(9.8)%	(36,355)	(33.1)%

Total Operating Income (Loss)	$(127,858)	(3.5)%	$54,308	1.4%

The Company’s consolidated operating income decreased $182.2 million, or 335.4%, to an operating loss of $127.9 million in fiscal 2018 from an operating income of $54.3 million in fiscal 2017. This change was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 Weeks Ended	52 Weeks Ended
Dollars in thousands	April 28, 2018	April 29, 2017	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$9,837	$7,509	31.0%

Net interest expense and amortization of deferred financing fees increased $2.3 million, or 31.0%, to $9.8 million in fiscal 2018 from $7.5 million in fiscal 2017 primarily on higher average borrowings.

Income Tax Provision (Benefit)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	Effective Rate	April 29, 2017	Effective Rate
Income Tax Provision (Benefit)	$(12,215)	8.9%	$24,776	52.9%

The Company recorded an income tax benefit of $12.2 million in fiscal 2018 compared with an income tax provision of $24.8 million in fiscal 2017. The Company’s effective tax rate was 8.9% and 52.9% in fiscal 2018 and fiscal 2017, respectively. The Company’s effective tax rate differs from the statutory rate due to the impact of the remeasurement of deferred taxes resulting from the Tax Cuts and Jobs Act, the impact of return to provision adjustments, the establishment of valuation allowance on definite lived NOLs, and state tax provision, net of federal benefit. The prior year rate was impacted primarily by changes in uncertain tax positions and changes in deferred taxes and payables.

In accordance with accounting principles generally accepted in the United States (GAAP) rules on accounting for income taxes, the Company evaluates the realizability of its deferred tax assets at each reporting date. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a particular deferred tax asset will not be realized. As part of this evaluation, the Company reviews all evidence, both positive and negative, to determine if a valuation allowance is needed. The Company’s review of positive evidence included the review of historic profitability, projected profitability, feasible tax planning strategies that may be implemented and the reversal of temporary items. The Company determined that there was sufficient negative evidence to establish valuation allowances against certain deferred tax assets, totaling $36.7 million. The Company will monitor the need for additional valuation allowances at each quarter in the future and adjust the valuation allowance as necessary.

Net Income (Loss)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	Diluted EPS	April 29, 2017	Diluted EPS
Net Income (Loss)	$(125,480)	$(1.73)	$22,023	$0.30

As a result of the factors discussed above, the Company reported a consolidated net loss of $125.5 million (or $1.73 per diluted share) during fiscal 2018, compared with consolidated net income of $22.0 million (or $0.30 per diluted share) during fiscal 2017.

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

The Company’s sales decreased $269.3 million, or 6.5%, during fiscal 2017 to $3.895 billion from $4.164 billion during fiscal 2016. The changes by segment are as follows:

•

B&N Retail sales decreased $244.0 million, or 6.1%, to $3.785 billion from $4.029 billion during the same period one year ago, and accounted for 97.2% of total Company sales. Comparable store sales decreased $216.5 million, or 6.3%, as compared to the prior year. Closed stores decreased sales by $46.7 million. B&N Retail also includes third-party sales of Sterling Publishing Co., Inc., which decreased by $13.4 million, or 27.3%, versus the prior year on lower coloring book sales. Online sales increased $10.8 million, or 3.7%, versus the prior year period on benefits from an eBook settlement, site improvements and increased promotional activity. New stores increased sales by $7.7 million. Gift card breakage increased $6.5 million as redemptions continue to run lower than historical patterns.

Of the $216.5 million decrease in comparable store sales, core comparable store sales, which exclude sales of NOOK® products, decreased $194.2 million, or 5.7%, as compared to the prior year due in large part to lower traffic, comparisons to last year’s coloring book and artist supplies phenomenon and the challenging retail environment. Book categories decreased sales by $134.5 million, or 6.0%, on lower sales of Trade, Bargain (primarily coloring books) and Juvenile titles, while non-book core categories decreased sales by $59.7 million, or 5.1%, on declines in the DVD, Café, Newsstand and Gift businesses. Comparable sales of NOOK® products at B&N Retail stores decreased $22.3 million, or 37.5%, primarily on lower device unit volume and lower average selling prices.

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

Income Tax Provision (Benefit)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 29, 2017	Effective Rate	April 30, 2016	Effective Rate
Income Tax Provision (Benefit)	$24,776	52.9%	$(8,814)	(149.7)%

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

In accordance with United States GAAP rules on accounting for income taxes, the Company evaluates the realizability of its deferred tax assets at each reporting date. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a particular deferred tax asset will not be realized. As part of this evaluation, the Company reviews all evidence, both positive and negative, to determine if a valuation allowance is needed. The Company’s review of positive evidence included the review of historic profitability, projected profitability, feasible tax planning strategies that may be implemented and the reversal of temporary items. The Company determined that there was sufficient negative evidence to establish valuation allowances against certain deferred tax assets, totaling $7.6 million. The Company will monitor the need for additional valuation allowances at each quarter in the future and adjust the valuation allowance as necessary.

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

The Company has recognized the separation of Barnes & Noble Education, Inc. (B&N Education) (the Spin-Off) in accordance with ASC 205-20, Discontinued Operations. As such, the historical results of B&N Education have been classified as discontinued operations. See Note 16 to the Consolidated Financial Statements for a further discussion on the separation of B&N Education.

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

Seasonality

The B&N Retail business, like that of many retailers, is seasonal, with the major portion of sales and operating income typically realized during its third fiscal quarter, which includes the holiday selling season.

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

Cash Flows

The Company’s cash and cash equivalents were $10.8 million as of April 28, 2018, compared with $12.0 million as of April 29, 2017. The decrease in cash and cash equivalents of $1.2 million versus the prior year period was due to the earnings decline, changes in working capital and cash flows as outlined below.

Net cash flows provided by operating activities for fiscal 2018 were $37.1 million, as compared to net cash flows provided by operating activities of $146.8 million for fiscal 2017. The unfavorable year-over-year comparison was primarily attributable to changes in working capital and the earnings decline.

Net cash flows used in investing activities for fiscal 2018 were $87.7 million, as compared to net cash flows used in investing activities of $96.3 million for fiscal 2017. The Company’s investing activities primarily consisted of capital expenditures for the maintenance of existing stores, merchandising initiatives, new store construction and enhancements to systems and the website.

Net cash flows provided by financing activities for fiscal 2018 were $49.3 million, as compared to net cash flows used in financing activities of $52.4 million for fiscal 2017. The Company’s financing activities during fiscal 2018 consisted primarily of net proceeds on its credit facility, offset by common dividends. Financing activities during fiscal 2017 consisted primarily of common dividends and share repurchases, partially offset by net proceeds on its credit facility.

Over the past 12 months, the Company has returned $43.6 million in cash to its shareholders through dividends.

Additional year-over-year balance sheet changes include the following:

•	Receivables, net decreased $2.7 million, or 4.1%, to $64.6 million as of April 28, 2018, compared to $67.3 million as of April 29, 2017.

•	Merchandise inventories, net increased $11.3 million, or 1.2%, to $958.2 million as of April 28, 2018, compared to $946.9 million as of April 29, 2017 due in part to the timing of merchandise returns.

•	Prepaid expenses and other current assets decreased $36.7 million, or 36.0%, to $65.2 million as of April 28, 2018, compared to $101.8 million as of April 29, 2017, primarily related to income taxes.

•	Property and equipment, net decreased $20.6 million, or 7.5%, to $255.5 million as of April 28, 2018, compared to $276.1 million as of April 29, 2017, as depreciation outpaced capital expenditures.

•

Goodwill decreased $135.8 million, or 65.5%, to $71.6 million as of April 28, 2018, compared to $207.4 million as of April 29, 2017, due to a $133.6 million impairment charge recorded during the third quarter of fiscal 2018.

•	Intangible assets, net decreased $0.6 million, or 0.2%, to $309.6 million as of April 28, 2018, compared to $310.2 million as of April 29, 2017, on additional amortization.

•

Other non-current assets increased $2.9 million, or 26.1%, to $14.1 million as of April 28, 2018, compared to $11.2 million as of April 29, 2017, primarily related to income taxes, partially offset by amortization of deferred financing fees.

•

Accounts payable decreased $14.8 million, or 3.1%, to $458.9 million as of April 28, 2018, compared to $473.7 million as of April 29, 2017. Accounts payable represented 47.9% and 50.0% of merchandise inventories as of April 28, 2018 and April 29, 2017, respectively. This ratio is subject to changes in product mix and the timing of purchases, payments and returns.

•

Accrued liabilities decreased $22.9 million, or 8.1%, to $260.2 million as of April 28, 2018, compared to $283.2 million as of April 29, 2017. Accrued liabilities include deferred income, compensation, occupancy related, legal and other selling and administrative miscellaneous accruals.

•

Gift card liabilities decreased $28.0 million, or 8.0%, to $323.5 million as of April 28, 2018, compared to $351.4 million as of April 29, 2017. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. The Company recognized gift card breakage of $43.9 million and $35.5 million during fiscal 2018 and fiscal 2017, respectively. Gift card breakage increased over last year as redemptions continue to run lower than historical patterns. Additional breakage may be required if gift card redemptions continue to run lower than historical patterns.

•

Deferred taxes decreased $34.1 million, or 39.6%, to $52.0 million as of April 28, 2018, compared to $86.1 million as of April 29, 2017 due to the remeasurement of deferred taxes as a result of the Tax Cuts and Jobs Act and the deferred tax impact of the goodwill impairment charge, partially offset by the valuation allowance recorded.

•	Other long-term liabilities decreased $15.0 million, or 15.1%, to $84.3 million as of April 28, 2018, compared to $99.3 million as of April 29, 2017, primarily due to lower deferred rent.

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

Capital Structure

Credit Facility

On August 3, 2015, the Company and certain of its subsidiaries entered into a credit agreement (Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders from time to time party thereto, under which the lenders committed to provide a five-year asset-backed revolving credit facility in an aggregate committed principal amount of up to $700.0 million (Revolving Credit Facility). On September 30, 2016, the Company amended the

Credit Agreement to provide for a new “first-in, last-out” revolving credit facility (the FILO Credit Facility and, together with the Revolving Credit Facility, the Credit Facility) in an aggregate principal amount of up to $50.0 million, which supplements availability under the Revolving Credit Facility. The Company generally must draw down the FILO Credit Facility before making any borrowings under the Revolving Credit Facility.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Bank, N.A. and SunTrust Robinson Humphrey, Inc. are the joint lead arrangers for the Credit Facility. The Credit Facility replaced the prior credit facility. Proceeds from the Credit Facility are used for general corporate purposes, including seasonal working capital needs.

The Company and certain of its subsidiaries are permitted to borrow under the Credit Facility. The Credit Facility is secured by substantially all of the inventory, accounts receivable and related assets of the borrowers under the Credit Facility (collectively, the Loan Parties), but excluding the equity interests in the Company and its subsidiaries, intellectual property, equipment and certain other property. Borrowings under the Credit Facility are limited to a specified percentage of eligible collateral. The Company has the option to request an increase in commitments under the Credit Facility of up to $250.0 million, subject to certain restrictions.

The Credit Facility allows the Company to declare and pay up to $70.0 million in dividends annually to its stockholders without compliance with any availability or ratio-based limitations.

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

The Credit Agreement contains customary negative covenants, which limit the Company’s ability to incur additional indebtedness, create liens, make investments, make restricted payments or specified payments and merge or acquire assets, among other things. In addition, if excess availability under the Credit Facility were to fall below certain specified levels, certain additional covenants (including fixed charge coverage ratio requirements) would be triggered, and the lenders would assume dominion and control over the Loan Parties’ cash.

The Credit Agreement contains customary events of default, including payment defaults, material breaches of representations and warranties, covenant defaults, default on other material indebtedness, customary ERISA events of default, bankruptcy and insolvency, material judgments, invalidity of liens on collateral, change of control or cessation of business. The Credit Agreement also contains customary affirmative covenants and representations and warranties.

The following table presents selected information related to the Company’s credit facilities (in thousands):

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Credit facility at period end	$158,700	64,900	47,200
Average balance outstanding during the period	$141,478	96,297	66,948
Maximum borrowings outstanding during the period	$287,933	285,278	293,200
Weighted average interest rate during the period (a)	5.55%	5.77%	8.21%
Interest rate at end of period	3.92%	3.73%	2.69%

(a)	Includes commitment fees.

The Company wrote off $0.5 million of deferred financing fees related to the prior credit facility during fiscal 2016 and the remaining unamortized deferred financing fees of $3.5 million were deferred and are being amortized over the five-year term of the Credit Facility. The Company also incurred $5.7 million of fees to secure the Credit Facility, which are being amortized over the five-year term accordingly. During fiscal 2017, the Company incurred $0.5 million of fees to secure the FILO Credit Facility, which are being amortized over the same term as the Credit Facility.

Fees expensed with respect to the unused portion of the credit facilities were $2.2 million, $2.2 million and $2.8 million during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

The Company had $158.7 million and $64.9 million of outstanding debt under the Credit Facility as of April 28, 2018 and April 29, 2017, respectively. The Company had $34.2 million and $38.8 million of outstanding letters of credit under the Credit Facility as of April 28, 2018 and April 29, 2017, respectively.

The Company has no agreements to maintain compensating balances.

Capital Investment

The Company’s investing activities consist principally of capital expenditures for the maintenance of existing stores, merchandising initiatives, new store construction and enhancements to systems and the website. Capital expenditures totaled $87.7 million, $96.3 million and $94.3 million during fiscal 2018, fiscal 2017 and fiscal 2016, respectively. Fiscal 2019 capital expenditure levels are expected to be approximately $100.0 million, although commitment to many such expenditures has not yet been made. Capital expenditures planned for fiscal 2019 primarily include new store development, merchandising initiatives, maintenance of existing stores, enhancements to systems and the website.

Based upon the Company’s current operating levels and capital expenditures for fiscal 2019, management believes cash and cash equivalents on hand, funds available under its credit facility and short-term vendor financing will be sufficient to meet the Company’s normal working capital and debt service requirements for at least the next 12 months. The Company regularly evaluates its capital structure and conditions in the financing markets to ensure it maintains adequate flexibility to successfully execute its business plan.

On October 20, 2015, the Company’s Board of Directors authorized a stock repurchase program (prior repurchase plan) of up to $50.0 million of its common shares. During fiscal 2016, the Company repurchased 2,763,142 shares at a cost of $26.7 million under the prior repurchase plan. During fiscal 2017, the Company repurchased 2,019,798 shares at a cost of $23.3 million under the prior repurchase plan. On March 15, 2017, subsequent to completing the prior repurchase plan, the Company’s Board of Directors authorized a new stock repurchase program of up to $50.0 million of its common shares. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. The new stock repurchase program has no expiration date and may be suspended or discontinued at any time. The Company’s repurchase plan is intended to comply with the requirements of Rule 10b-18 under the Securities Exchange Act of 1934. The Company did not repurchase shares under this plan in fiscal 2018 and fiscal 2017. The Company has remaining capacity of $50.0 million under the new repurchase program as of April 28, 2018.

As of April 28, 2018, the Company has repurchased 39,584,907 shares at a cost of approximately $1.1 billion since the inception of the Company’s stock repurchase programs. The repurchased shares are held in treasury.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of April 28, 2018 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease obligations (a)	$1,112.5	$316.3	$467.6	$240.1	$88.5
Purchase obligations (b)	72.6	56.9	15.7	—	—
Interest obligations (c)	7.8	3.3	4.5	—	—
Other long-term liabilities reflected on the Company’s balance sheet under U.S. GAAP (d)	—	—	—	—	—

Total	$1,192.9	$376.5	$487.8	$240.1	$88.5

(a)	Excludes obligations under store leases for insurance, taxes and other maintenance costs, which totaled approximately 21.1% of the minimum rent payments under those leases.

(b)	Includes hardware and software maintenance contracts and inventory purchase commitments.

(c)	Represents commitment fees related to the Company’s Credit Facility.

(d)	Excludes $6.8 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 9 to the Notes to Consolidated Financial Statements.

See also Note 8 to the Notes to Consolidated Financial Statements for information concerning the Company’s pension and postretirement plans.

Off-Balance Sheet Arrangements

As of April 28, 2018, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

Impact of Inflation

The Company does not believe that inflation has had a material effect on its net sales or results of operations.

Certain Relationships and Related Transactions

See Note 18 to the Notes to Consolidated Financial Statements.

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

In accordance with ASC 605-25, Revenue Recognition, Multiple-Element Arrangements, and ASU 2009-13 and 2009-14, for multiple-element arrangements that involve tangible products that contain software that is essential to the tangible product’s functionality, undelivered software elements that relate to the tangible product’s essential software and other separable elements, the Company allocates revenue to all deliverables using the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence, third-party evidence of selling price, or best estimate of selling price. NOOK® device revenue is recognized at the segment point of sale.

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

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 0% and 5%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of April 28, 2018 and April 29, 2017 was $0.1 million and $0.2 million, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

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

NOOK acquires the rights to distribute digital content from publishers and distributes the content on www.barnesandnoble.com, NOOK® devices and other eBookstore platforms. Certain digital content is distributed under an agency pricing model, in which the publishers set prices for eBooks and NOOK receives a commission on content sold through the eBookstore. The majority of the Company’s eBooks sold are under the agency model.

The Barnes & Noble Membership Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail, for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the 12-month period based upon historical spending patterns for Barnes & Noble members.

Merchandise Inventories

Merchandise inventories, except NOOK merchandise inventories, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under the first-in, first-out (FIFO) basis. NOOK merchandise inventories are recorded based on the average cost method and are valued at the lower of cost and net realizable value.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on the Company’s history of liquidating non-returnable inventory are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory reserve would have affected pre-tax earnings by approximately $4.4 million in fiscal 2018.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if the Company’s estimates regarding shortage rates are incorrect, it may be exposed to losses or gains that could be material. A 10 basis point change in actual shortage rates would have affected pre-tax earnings by approximately $0.7 million in fiscal 2018.

Internal-Use Software and Website Development Costs

Direct costs incurred to develop software for internal use and website development costs are capitalized and amortized over an estimated useful life of three to seven years. During fiscal 2018 and fiscal 2017, the Company capitalized costs, primarily related to labor, consulting, hardware and software, of $17.6 million and $18.5 million, respectively. Amortization of previously capitalized amounts was $21.8 million, $23.6 million and $30.5 million for fiscal 2018, fiscal 2017 and fiscal 2016, respectively. Costs related to the design or maintenance of internal-use software and website development are expensed as incurred.

Research and Development Costs for Software Products

The Company follows the guidance in ASC 985-20, Cost of Software to be Sold, Leased or Marketed, regarding research and development costs for software products to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as for the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and, therefore, research and development costs are generally expensed as incurred.

Property and Equipment and Other Long-Lived Assets

The Company’s long-lived assets include property and equipment and amortizable intangibles. At April 28, 2018, the Company had $255.5 million of property and equipment, net of accumulated depreciation, and $0.4 million of amortizable intangible assets, net of amortization, accounting for approximately 14.6% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates its stores’ long-lived assets and its other long-lived assets for impairment at the individual Barnes & Noble store level and at the reporting unit level, respectively, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses related to amortizable assets totaled $1.8 million, $0.3 million and $0.2 million during fiscal 2018, fiscal 2017 and fiscal 2016, respectively. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if the Company is subject to further risk of impairment if comparable store sales continue to decline, the Company’s cost reduction plans do not materialize, the assumed long-term discount rate increases or in general the Company does not achieve its forecasted strategic turnaround plan. A 10% decrease in the Company’s estimated discounted cash flows would not have resulted in a material impairment charge on the Company’s results of operations in fiscal 2018.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 28, 2018, the Company had $71.6 million of goodwill (on its Retail reporting unit) and $309.3 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 21.8% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets (ASC 350-30), requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators.

In January 2017, the FASB issued ASU 2017-04, which simplifies the subsequent measurement of goodwill by removing the requirement to perform a hypothetical purchase price allocation to compute the implied fair value of goodwill to measure impairment. Instead, goodwill impairment is measured as the difference between the fair value of the reporting unit and the carrying value of the reporting unit. The standard also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. This standard is effective for annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019, with early adoption permitted for impairment tests performed after January 1, 2017. The Company has early adopted ASU 2017-04 on October 29, 2017, the first day of the third quarter of fiscal 2018.

The Company compares the fair value of a reporting unit and the carrying value of the reporting unit to measure goodwill impairment loss as required by ASU 2017-04. Fair value was determined using the combination of a discounted cash flow method (income approach) and the guideline public company method (market comparable approach), weighted equally in determining the fair value of the Company. The market comparable approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies. In performing the valuations, significant assumptions utilized include unobservable Level 3 inputs including cash flows and long-term growth rates reflective of management’s forecasted outlook, and discount rates inclusive of risk adjustments consistent with current market conditions. Discount rates are based on the development of a weighted average cost of capital using guideline public company data, factoring in current market data and any company specific risk factors.

The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2018 (October 29, 2017). The fair value of the B&N Retail reporting unit had been in excess of carrying value as of the first day of the third quarter of fiscal 2017 (October 30, 2016) and fiscal 2018 (October 29, 2017) based on the annual goodwill impairment test performed as of those dates. In addition, no impairment indicators had arisen after that test to signal that an interim impairment test should be performed prior to the next annual test. Although no impairment resulted from the Company’s next annual goodwill impairment test as of October 29, 2017, the fair value of the B&N Retail reporting unit (for which $207.4 million of goodwill was allocated as of such date) only exceeded its carrying value by approximately $26.8 million or 5%.

Subsequent to the annual goodwill impairment test as of October 29, 2017, sales trends unexpectedly softened during the holiday selling season. Given these lower than expected sales results, the Company revised its forecasted outlook. Following the announcement on January 4, 2018 of the Company’s holiday sales results and its revised outlook, the market price of the Company’s common stock sharply declined. Due to these new impairment indicators, the Company performed an interim goodwill impairment test as of December 30, 2017. As a result of this interim testing, the Company recognized an impairment of its B&N Retail reporting unit goodwill of $133.6 million. While the Company has initiated a strategic turnaround plan focused on stabilizing sales, improving productivity and reducing expenses, achievement of its long-term goals requires a significant multi-year transformation. The interim test incorporated revised discounted cash flow projections given the Company’s holiday sales performance and the early stage of its turnaround efforts. The fair value of the B&N Retail reporting unit had declined from the prior test primarily as a result of the revised forecast and an increased discount rate to account for risk in the Company’s plan. The goodwill of the B&N Retail reporting unit is subject to further risk of impairment if B&N Retail comparable store sales continue to decline, the Company’s cost reduction plans do not materialize, store closings accelerate, the assumed long-term discount rate increases or in general the Company does not achieve its forecasted strategic turnaround plan. A 50 basis point decline in its expected long-term growth rates would result in an approximate $10.1 million incremental goodwill impairment charge, or a 100 basis point increase in the Company’s discount rate would result in an approximate $23.5 million incremental goodwill impairment charge. There were no indicators of impairment identified subsequent to the December 30, 2017 impairment test.

There were no impairment losses related to goodwill during fiscal 2017 and fiscal 2016.

In addition to goodwill, the Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Based on the results of the Company’s tests, it recorded impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaled $0, $0 and $3.8 million during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

With regard to valuing its trade name, the Company uses the relief from royalty method (income approach). The estimated fair value of the Company’s trade name exceeded its carrying value by approximately $17.1 million, or 5%, as of October 29, 2017. Based on the impairment indicators noted above, the Company performed an interim impairment test of its trade name as of December 30, 2017 and the estimated fair value exceeded its carrying value by approximately $23.5 million, or 8%, as of that date. Significant assumptions used to determine fair value under the relief from royalty method include future trends in sales, a royalty rate and an appropriate discount rate inclusive of risk adjustments consistent with market conditions and company specific risk factors. The fair value of the Company’s trade name had declined from the prior year primarily as a result of declining sales and an increased discount rate to account for risk in the Company’s revised forecast. Although the Company determined that no impairment charge was necessary, the Company’s trade name is at risk of impairment if B&N Retail comparable store sales continue to decline, forecasted sales expectations are not met, store closings accelerate, the assumed long-term discount rate increases, or in general the Company does not achieve its forecasted strategic turnaround plan. For example, an 800 basis point decline in expected sales would result in an approximate $1.9 million trade name impairment charge or a 200 basis point increase in the Company’s discount rate would result in an approximate $29.3 million trade name impairment charge. There were no indicators of impairment identified subsequent to the December 30, 2017 impairment test.

The fair value of the Company’s publishing contracts was determined using the discounted cash flow method (income approach). Based on this test, the estimated fair value of the Company’s publishing contracts exceeded its carrying value by approximately $4.2 million or 26%. The Company’s publishing contracts are subject to risk of impairment if forecasted sales expectations are not met, the assumed long-term discount rate increases, or in general the Company does not achieve its forecasted strategic turnaround. Such publishing contracts were tested for impairment and the Company determined that no impairment charge was necessary for fiscal 2018 and fiscal 2017. During fiscal 2016, the Company impaired one of its publishing contracts due to a significant drop in business with that publisher, driven by lower title offerings, product quality and the loss of a distribution partner. As a result, the Company recorded an impairment charge of $3.8 million in selling and administrative expenses. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life.

A 10% decrease in the Company’s estimated discounted cash flows would have no impact on the Company’s evaluation of publishing contracts in fiscal 2018.

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

The Company recognized gift card breakage of $43.9 million, $35.5 million and $29.1 million during fiscal 2018, fiscal 2017 and fiscal 2016, respectively. The Company had gift card liabilities of $323.5 million and $351.4 million as of April 28, 2018 and April 29, 2017, respectively. Gift card breakage increased over last year as redemptions continue to run lower than historical patterns. If estimates regarding the Company’s history of gift card breakage are incorrect, it may be exposed to losses or gains that could be material. A 25 basis point change in the Company’s gift card breakage rate at April 28, 2018 would have affected pre-tax earnings by approximately $11.7 million in fiscal 2018.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position. A 1% variance in the Company’s effective tax rate would have affected the Company’s results of operations in fiscal 2018 by $1.4 million.

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

Such statements reflect the current views of Barnes & Noble with respect to future events, the outcome of which is subject to certain risks, including, among others, the general economic environment and consumer spending patterns, decreased consumer demand for Barnes & Noble’s products, low growth or declining sales and net income due to various factors, including store closings, higher-than-anticipated or increasing costs, including with respect to store closings, relocation, occupancy (including in connection with lease renewals) and labor costs, the effects of competition, the risk of insufficient access to financing to implement future business initiatives, risks associated with data privacy and information security, risks associated with Barnes & Noble’s supply chain, including possible delays and disruptions and increases in shipping rates, various risks associated with the digital business, including the possible loss of customers, declines in digital content sales, risks and costs associated with ongoing efforts to rationalize the digital business, risks associated with the eCommerce business, including the possible loss of eCommerce customers and declines in eCommerce sales, the risk that financial and operational forecasts and projections are not achieved, the performance of Barnes & Noble’s initiatives including but not limited to new store concepts and eCommerce initiatives, unanticipated adverse litigation results or effects, potential infringement of Barnes & Noble’s intellectual property by third parties or by Barnes & Noble of the intellectual property of third parties, and other factors, including those factors discussed in detail in Item 1A, “Risk Factors,” and in Barnes & Noble’s other filings made hereafter from time to time with the SEC.

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

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2018	Fiscal 2017	Fiscal 2016
Sales	$3,662,280	$3,894,558	$4,163,844
Cost of sales and occupancy	2,551,077	2,682,356	2,836,547

Gross profit	1,111,203	1,212,202	1,327,297
Selling and administrative expenses	999,109	1,040,007	1,176,778
Depreciation and amortization	106,340	117,887	135,863
Goodwill impairment	133,612	—	—

Operating income (loss)	(127,858)	54,308	14,656
Interest expense, net and amortization of deferred financing fees	9,837	7,509	8,770

Income (loss) before income taxes	(137,695)	46,799	5,886
Income tax provision (benefit)	(12,215)	24,776	(8,814)

Net income (loss) from continuing operations	$(125,480)	$22,023	$14,700
Net loss from discontinued operations	—	—	(39,146)

Net income (loss)	$(125,480)	$22,023	$(24,446)

Basic income (loss) per common share:
Income (loss) from continuing operations	$(1.73)	$0.30	$0.05
Loss from discontinued operations	—	—	(0.54)

Basic income (loss) per common share	$(1.73)	$0.30	$(0.49)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(1.73)	$0.30	$0.05
Loss from discontinued operations	—	—	(0.54)

Diluted income (loss) per common share	$(1.73)	$0.30	$(0.49)

Weighted average common shares outstanding:
Basic	72,588	72,188	72,410
Diluted Dividends declared per common share	$72,588 0.60	$72,328 0.60	$72,542 0.60

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Fiscal 2018	Fiscal 2017	Fiscal 2016
Net income (loss)	$(125,480)	$22,023	$(24,446)
Other comprehensive income (loss), net of tax:
(Increase) decrease in minimum pension/post-retirement liability (net of deferred tax benefit (expense) of $15, $(107) and $(2,188), respectively)	(39)	164	3,662
Pension reclassification (net of deferred tax expense of $0, $0 and $7,780, respectively) (see Note 8)	—	—	13,022

Total comprehensive income (loss)	$(125,519)	$22,187	$(7,762)

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	April 28, 2018	April 29, 2017
ASSETS
Current assets:
Cash and cash equivalents	$10,769	$11,993
Receivables, net	64,562	67,294
Merchandise inventories, net	958,196	946,909
Prepaid expenses and other current assets	65,153	101,816

Total current assets	1,098,680	1,128,012

Property and equipment:
Land and land improvements	2,541	2,541
Buildings and leasehold improvements	1,080,952	1,072,007
Fixtures and equipment	1,523,485	1,608,433

	2,606,978	2,682,981
Less accumulated depreciation and amortization	2,351,454	2,406,859

Net property and equipment	255,524	276,122

Goodwill	71,593	207,381
Intangible assets, net	309,649	310,205
Other non-current assets	14,122	11,201

Total assets	$1,749,568	$1,932,921

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$458,896	$473,686
Accrued liabilities	260,209	283,157
Gift card liabilities	323,465	351,424

Total current liabilities	1,042,570	1,108,267

Long-term debt	158,700	64,900
Deferred taxes	52,044	86,132
Other long-term liabilities	84,271	99,311
Shareholders’ equity:
Common stock; $0.001 par value; 300,000 shares authorized; 112,238 and 111,933 shares issued, respectively	112	112
Additional paid-in capital	1,749,555	1,741,380
Accumulated other comprehensive income	276	315
Retained earnings	(216,236)	(46,425)
Treasury stock, at cost, 39,585 and 39,497 shares, respectively	(1,121,724)	(1,121,071)

Total shareholders’ equity	411,983	574,311

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$1,749,568	$1,932,921

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at May 2, 2015	$98	1,927,997	(16,533)	357,512	(1,079,716)	$1,189,358
Net loss	—	—	—	(24,446)	—	(24,446)
Minimum pension liability, net of tax	—	—	3,662	—	—	3,662
Pension reclassification (see Note 8)	—	—	13,022	—	—	13,022
Exercise of 111 common stock options	2	1,301	—	—	—	1,303
Stock options and restricted stock tax benefits	—	1,094	—	—	—	1,094
Stock-based compensation expense	—	14,889	—	—	—	14,889
Accretive dividend on preferred stockholders and membership interests	—	—	—	(4,204)	—	(4,204)
Inducement fee paid upon conversion of Series J preferred stock	—	—	—	(3,657)	—	(3,657)
Cash dividends declared	—	—	—	(46,056)	—	(46,056)
Accrued dividends for long-term incentive awards	—	—	—	(451)	—	(451)
Purchase of treasury stock related to stock-based compensation, 337 shares	—	—	—	—	(4,004)	(4,004)
Treasury stock repurchase plan, 2,763 shares	—	—	—	—	(26,718)	(26,718)
Dividend to preferred shareholders paid in shares	—	1,783	—	(1,783)	—	—
Common shares issued upon conversion of Series J preferred stock	12	200,250	—	—	—	200,262
Cash settlement of equity award	—	(8,022)	—	—	—	(8,022)
Separation of B&N Education, Inc.	—	(401,258)	—	(301,264)	—	(702,522)

Balance at April 30, 2016	$112	1,738,034	151	(24,349)	(1,110,438)	$603,510

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands)	Common Stock	Additional Paid-In Capital	Accumlated Other Comprehensive Gains (Losses)	Retained Earnings	Treasury Stock at Cost	Total
Balance at April 30, 2016	$112	1,738,034	151	(24,349)	(1,110,438)	$603,510
Net income	—	—	—	22,023	—	22,023
Postretirement plan liability, net of tax	—	—	164	—	—	164
Exercise of 31 common stock options	—	312	—	—	—	312
Stock options and restricted stock tax benefit	—	1,110	—	—	—	1,110
Stock-based compensation expense	—	6,299	—	—	—	6,299
Cash dividends declared	—	—	—	(43,887)	—	(43,887)
Accrued dividends for long-term incentive awards	—	—	—	(212)	—	(212)
Purchase of treasury stock related to stock-based compensation, 248 shares	—	—	—	—	(2,694)	(2,694)
Treasury stock repurchase plan, 2,020 shares	—	—	—	—	(23,281)	(23,281)
Distribution of Rabbi Trust shares (see Note 3)	—	(15,342)	—	—	15,342	—
Tax benefit from distribution of Rabbi Trust	—	10,967	—	—	—	10,967

Balance at April 29, 2017	$112	1,741,380	315	(46,425)	(1,121,071)	$574,311

Adoption of ASU 2016-09 (see Note 1)	—	1,310	—	155	—	1,465
Net loss	—	—	—	(125,480)	—	(125,480)
Postretirement plan liability, net of tax	—	—	(39)	—	—	(39)
Stock-based compensation expense	—	6,865	—	—	—	6,865
Cash dividends declared	—	—	—	(43,638)	—	(43,638)
Accrued dividends for long-term incentive awards	—	—	—	(848)	—	(848)
Purchase of treasury stock related to stock-based compensation, 88 shares	—	—	—	—	(653)	(653)

Balance at April 28, 2018	$112	1,749,555	276	(216,236)	(1,121,724)	$411,983

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	Fiscal 2018	Fiscal 2017	Fiscal 2016
(In thousands)
Cash flows from operating activities:
Net income (loss)	$(125,480)	$22,023	$(24,446)
Net loss from discontinued operations	—	—	(39,146)

Net income (loss) from continuing operations	$(125,480)	$22,023	$14,700
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	108,293	119,837	139,138
Stock-based compensation expense	6,865	6,299	14,201
Impairment charges	135,435	349	3,991
Deferred taxes	(30,865)	28,534	34,604
Loss on disposal of property and equipment	730	1,262	2,428
Net decrease in other long-term liabilities	(15,094)	(14,602)	(48,025)
Pension contributions	—	—	(12,707)
Pension reclassification	—	—	20,802
Net (increase) decrease in other non-current assets	(4,962)	872	(3,405)
Changes in operating assets and liabilities, net	(37,816)	(17,752)	31,798

Net cash flows provided by operating activities	$37,106	$146,822	$197,525

Cash flows from investing activities:
Purchases of property and equipment	(87,651)	(96,258)	(94,274)

Net cash flows used in investing activities	$(87,651)	$(96,258)	$(94,274)

Cash flows from financing activities:
Proceeds from credit facility	1,173,317	1,140,178	929,500
Payments on credit facility	(1,079,517)	(1,122,478)	(882,300)
Cash dividends paid	(43,638)	(43,887)	(46,056)
Treasury stock repurchase plan	—	(23,281)	(26,718)
Purchase of treasury stock related to stock-based compensation	(653)	(2,694)	(4,004)
Payment of credit facility related fees	—	(474)	(5,701)
Proceeds from exercise of common stock options	—	312	1,303
Cash dividends paid for long-term incentive awards	(188)	(85)	—
Cash settlement of equity award	—	—	(8,022)
Cash dividends paid to preferred shareholders	—	—	(3,941)
Inducement fee paid upon conversion of Series J preferred stock	—	—	(3,657)

Net cash flows provided by (used in) financing activities	$49,321	$(52,409)	$(49,596)

Cash flows from discontinued operations:
Operating cash flows	—	—	(86,384)
Investing cash flows	—	—	(11,764)
Financing cash flows (including cash at date of Spin-Off)	—	—	(16,029)

Net cash flows used in discontinued operations	$—	$—	$(114,177)

Net decrease in cash and cash equivalents	(1,224)	(1,845)	(60,522)
Cash and cash equivalents at beginning of period	11,993	13,838	74,360

Cash and cash equivalents at end of period	$10,769	$11,993	$13,838

Changes in operating assets and liabilities, net:
Receivables, net	$2,732	$57,623	$(64,652)
Merchandise inventories, net	(11,287)	(13,186)	62,015
Prepaid expenses and other current assets	37,096	4,096	(11,947)
Accounts payable, accrued liabilities and gift card liabilities	(66,357)	(66,285)	46,382

Changes in operating assets and liabilities, net	$(37,816)	$(17,752)	$31,798

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Fiscal Year	Fiscal 2018	Fiscal 2017	Fiscal 2016
(In thousands)
Supplemental cash flow information
Cash paid during the period for:
Interest	$7,611	$5,487	$12,217
Income taxes (net of refunds)	$(3,145)	$(16,859)	$16,107
Non-cash financing activity:
Accrued dividends for long-term incentive awards	$1,237	$577	$451
Dividends to preferred stockholders paid in shares	$—	$—	$1,783
Issuance of common stock upon conversion of Series J preferred stock	$—	$—	$200,262

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended April 28, 2018 (fiscal 2018), 52 weeks ended April 29, 2017 (fiscal 2017) and 52 weeks ended April 30, 2016 (fiscal 2016).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, Inc. (Barnes & Noble or the Company), one of the nation’s largest booksellers,3 provides customers a unique experience across its multi-channel distribution platform. As of April 28, 2018, the Company operates 630 bookstores in 50 states, maintains an eCommerce site, develops digital reading products and operates NOOK, one of the largest digital bookstores. Barnes & Noble is utilizing the strength of its retail footprint in combination with its online and digital businesses to provide an omni-channel experience for its customers, fulfilling its commitment to offer customers any book, anytime, anywhere and in any format.

Barnes & Noble Retail (B&N Retail) operates 630 retail bookstores, primarily under the Barnes & Noble Booksellers® trade name, and includes the Company’s eCommerce site. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption online, NOOK®4 reading devices, co-branded NOOK® tablets and reading software for iOS, Android and Windows.

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
[4]

Any references to NOOK® include the Company’s NOOK® Tablet, Samsung Galaxy Tab® A NOOK®, Samsung Galaxy Tab® S2 NOOK®, Samsung Galaxy Tab® E NOOK® and NOOK GlowLightTM 3 devices, each of which includes the trademark symbol (® or ™, as applicable) even if a trademark symbol is not included.

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

Merchandise Inventories

Merchandise inventories, except NOOK merchandise inventories, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under the first-in, first-out (FIFO) basis. NOOK merchandise inventories are recorded based on the average cost method and are valued at the lower of cost and net realizable value.

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

Property and Equipment and Other Long-Lived Assets

Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Fixtures and equipment are capitalized and amortized over the shorter of their estimated useful lives or 10 years. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. System costs are capitalized and included in property and equipment. These costs are depreciated over their estimated useful lives from the date the systems become operational. The Company had $255,524 and $276,122 of property and equipment, net of accumulated depreciation, at April 28, 2018 and April 29, 2017, respectively, and $105,696, $117,105 and $134,850 of depreciation expense for fiscal 2018, fiscal 2017 and fiscal 2016, respectively. Capitalized software costs of $72,462 and $75,893 for fiscal 2018 and fiscal 2017, respectively, are included in property and equipment.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10). The Company evaluates its stores’ long-lived assets and its other long-lived assets for impairment at the individual Barnes & Noble store level and at the reporting unit level, respectively, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses related to amortizable assets totaled $1,823, $349 and $150 during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 28, 2018, the Company had $71,593 of goodwill (on its Retail reporting unit) and $309,294 of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 21.8% of the Company’s total assets. ASC 350-30 requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators.

In January 2017, the FASB issued ASU 2017-04, which simplifies the subsequent measurement of goodwill by removing the requirement to perform a hypothetical purchase price allocation to compute the implied fair value of goodwill to measure impairment. Instead, goodwill impairment is measured as the difference between the fair value of the reporting unit and the carrying value of the reporting unit. The standard also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. This standard is effective for annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019, with early adoption permitted for impairment tests performed after January 1, 2017. The Company has early adopted ASU 2017-04 on October 29, 2017, the first day of the third quarter of fiscal 2018.

The Company compares the fair value of a reporting unit and the carrying value of the reporting unit to measure goodwill impairment loss as required by ASU 2017-04. Fair value was determined using the combination of a discounted cash flow method (income approach) and the guideline public company method (market comparable approach), weighted equally in determining the fair value of the reporting units. The market comparable approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies. In performing the valuations, significant assumptions utilized include unobservable Level 3 inputs including cash flows and long-term growth rates reflective of management’s forecasted outlook, and discount rates inclusive of risk adjustments consistent with current market conditions. Discount rates are based on the development of a weighted average cost of capital using guideline public company data, factoring in current market data and any company specific risk factors.

The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2018 (October 29, 2017). The fair value of the B&N Retail reporting unit had been in excess of carrying value as of the first day of the third quarter of fiscal 2017 (October 30, 2016) and fiscal 2018 (October 29, 2017) based on the annual goodwill impairment test performed as of those dates. In addition, no impairment indicators had arisen after that test to signal that an interim impairment test should be performed prior to the next annual test. Although no impairment resulted from the Company’s next annual goodwill impairment test as of October 29, 2017, the fair value of the B&N Retail reporting unit (for which $207,381 of goodwill was allocated as of such date) only exceeded its carrying value by approximately $26,800 or 5%.

Subsequent to the annual goodwill impairment test as of October 29, 2017, sales trends unexpectedly softened during the holiday selling season. Given these lower than expected sales results, the Company revised its forecasted outlook. Following the announcement on January 4, 2018 of the Company’s holiday sales results and its revised outlook, the market price of the Company’s common stock sharply declined. Due to these new impairment indicators, the Company performed an interim goodwill impairment test as of December 30, 2017. As a result of this interim testing, the Company recognized an impairment of its B&N Retail reporting unit goodwill of $133,612. While the

Company has initiated a strategic turnaround plan focused on stabilizing sales, improving productivity and reducing expenses, achievement of its long-term goals requires a significant multi-year transformation. The interim test incorporated revised discounted cash flow projections given the Company’s holiday sales performance and the early stage of its turnaround efforts. The fair value of the B&N Retail reporting unit had declined from the prior test primarily as a result of the revised forecast and an increased discount rate to account for risk in the Company’s plan. The goodwill of the B&N Retail reporting unit is subject to further risk of impairment if B&N Retail comparable store sales continue to decline, the Company’s cost reduction plans do not materialize, store closings accelerate, the assumed long-term discount rate increases or in general the Company does not achieve its forecasted strategic turnaround plan. There were no indicators of impairment identified subsequent to the December 30, 2017 impairment test.

There were no impairment losses related to goodwill during fiscal 2017 and fiscal 2016.

In addition to goodwill, the Company tests unamortizable intangible assets by comparing the fair value and the carrying value of such assets. The Company also completed its annual impairment tests for its other unamortizable intangible assets by comparing the estimated fair value to the carrying value of such assets. Based on the results of the Company’s tests, it recorded impairment losses included in selling and administrative expenses related to unamortizable intangible assets totaling $0, $0 and $3,840 during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

With regard to valuing its trade name, the Company uses the relief from royalty method (income approach). The estimated fair value of the Company’s trade name exceeded its carrying value by approximately $17,100, or 5%, as of October 29, 2017. Based on the impairment indicators noted above, the Company performed an interim impairment test of its trade name as of December 30, 2017 and the estimated fair value exceeded its carrying value by approximately $23,500, or 8%, as of that date. Significant assumptions used to determine fair value under the relief from royalty method include future trends in sales, a royalty rate and an appropriate discount rate inclusive of risk adjustments consistent with market conditions and company specific risk factors. The fair value of the Company’s trade name had declined from the prior year primarily as a result of declining sales and an increased discount rate to account for risk in the Company’s revised forecast. Although the Company determined that no impairment charge was necessary, the Company’s trade name is at risk of impairment if B&N Retail comparable store sales continue to decline, forecasted sales expectations are not met, store closings accelerate, the assumed long-term discount rate increases, or in general the Company does not achieve its forecasted strategic turnaround plan. There were no indicators of impairment identified subsequent to the December 30, 2017 impairment test.

The fair value of the Company’s publishing contracts was determined using the discounted cash flow method (income approach). Based on this test, the estimated fair value of the Company’s publishing contracts exceeded its carrying value by approximately $4,200, or 26%. The Company’s publishing contracts are subject to risk of impairment if forecasted sales expectations are not met, the assumed long-term discount rate increases, or in general the Company does not achieve its forecasted strategic turnaround. Such publishing contracts were tested for impairment and the Company determined that no impairment charge was necessary for fiscal 2018 and fiscal 2017. During fiscal 2016, the Company impaired one of its publishing contracts due to a significant drop in business with that publisher, driven by lower title offerings, product quality and the loss of a distribution partner. As a result, the Company recorded an impairment charge of $3,840 in selling and administrative expenses. The publishing contracts include the value of long-standing relationships with authors, agents and publishers established upon the Company’s acquisition of Sterling in 2003. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the effective interest method. Unamortized costs included in other non-current assets as of April 28, 2018 and April 29, 2017 were $4,393 and $6,346, respectively. Amortization expense included in interest and amortization of deferred financing fees was $1,953, $1,950 and $3,276 during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

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

The average percentage of a NOOK®’s sales price that is deferred for undelivered items and recognized over its 2-year estimated life ranges between 0% and 5%, depending on the type of device sold. The amount of NOOK®-related deferred revenue as of April 28, 2018 and April 29, 2017 was $61 and $226, respectively. These amounts are classified on the Company’s balance sheet in accrued liabilities for the portion that is subject to deferral for one year or less and other long-term liabilities for the portion that is subject to deferral for more than one year.

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

NOOK acquires the rights to distribute digital content from publishers and distributes the content on www.barnesandnoble.com, NOOK® devices and other eBookstore platforms. Certain digital content is distributed under an agency pricing model, in which the publishers set prices for eBooks and NOOK receives a commission on content sold through the eBookstore. The majority of the Company’s eBooks sold are under the agency model.

The Barnes & Noble Membership Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail, for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the 12-month period based upon historical spending patterns for Barnes & Noble members.

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

Internal-Use Software and Website Development Costs

Direct costs incurred to develop software for internal use and website development costs are capitalized and amortized over an estimated useful life of three to seven years. During fiscal 2018 and fiscal 2017, the Company capitalized costs, primarily related to labor, consulting, hardware and software, of $17,572 and $18,450, respectively. Amortization of previously capitalized amounts was $21,807, $23,584 and $30,461 for fiscal 2018, fiscal 2017 and fiscal 2016, respectively. Costs related to the design or maintenance of internal-use software and website development are expensed as incurred.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $27,553, $36,420 and $53,569 during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

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

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $474, $1,434 and $744 during fiscal 2018, fiscal 2017 and fiscal 2016, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

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

Basic earnings per common share is calculated by dividing the net income, adjusted for preferred dividends and income allocated to participating securities, by the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the dilution that would occur if any potentially dilutive instruments were exercised or converted into common shares. The dilutive effect of participating securities is calculated using the more dilutive of the treasury stock method or two-class method. Other potentially dilutive securities include preferred stock, stock options, restricted stock units granted after July 15, 2015, and performance-based stock units and are included in diluted shares to the extent they are dilutive under the treasury stock method for the applicable periods. See Note 7 to the Consolidated Financial Statements for further information regarding the calculation of basic and diluted earnings (loss) per common share.

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

The Company recognized gift card breakage of $43,922, $35,524 and $29,074 during fiscal 2018, fiscal 2017 and fiscal 2016, respectively. The Company had gift card liabilities of $323,465 and $351,424 as of April 28, 2018 and April 29, 2017, respectively.

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

Reclassifications

Certain prior period amounts have been reclassified for comparative purposes to conform with the fiscal 2018 presentation.

Recent Accounting Pronouncements

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows for an optional reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects as a result of the newly enacted federal corporate income tax rate under the Tax Cuts and Jobs Act. This guidance is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. Two transition methods are available: at the beginning of the period of adoption, or retrospective to each period in which the income tax effects of the Tax Cuts and Jobs Act related to items remaining in accumulated other comprehensive income are recognized. The Company is evaluating the effect this ASU will have on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04. The standard simplifies the subsequent measurement of goodwill by removing the requirement to perform a hypothetical purchase price allocation to compute the implied fair value of goodwill to measure impairment. Instead, goodwill impairment is measured as the difference between the fair value of the reporting unit and the carrying value of the reporting unit. The standard also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. This standard is effective for annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019, with early adoption permitted for impairment tests performed after January 1, 2017. The Company has early adopted ASU 2017-04 on October 29, 2017, the first day of the third quarter of fiscal 2018.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). This update clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. ASU 2016-15 is effective for the Company beginning April 29, 2018 under a retrospective approach. The Company does not expect adoption will have a material impact on its consolidated statement of cash flows.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718) – Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 includes provisions to simplify certain aspects related to the accounting for share-based awards and the related financial statement presentation. ASU 2016-09 provides for changes to accounting for stock compensation, including: 1) excess tax benefits and tax deficiencies related to share based payment awards to be recognized as income tax benefit or expense when the awards vest or are settled (previously such amounts were recognized in additional paid-in capital); entities must apply the new guidance on accounting for excess tax benefits and tax deficiencies prospectively, except for excess tax benefits that were identified from previous transactions that had not been previously recognized because the related tax deduction did not reduce income taxes payable; entities must use a modified retrospective transition method to recognize such excess tax benefits as a credit to retained earnings; any deferred tax assets recorded in connection with the modified retrospective recognition of excess tax benefits must be assessed for realizability, and, if necessary, a valuation allowance must be recognized through a cumulative-effect adjustment to retained earnings; 2) excess tax benefits will be classified as an operating activity in the statement of cash flows; 3) the option to elect to estimate forfeitures or account for them when they occur; 4) classification of cash payments made on an employee’s behalf for withheld shares should be presented as a financing activity in the statements of cash flows; and 5) eliminating the requirement to delay the recognition of excess tax benefits until it reduces current taxes payable.

The Company adopted ASU 2016-09 during the first quarter ended July 29, 2017. Accordingly, the primary effects of the adoption are as follows: 1) excess tax expense of $915 was recorded during fiscal 2018 related to the prospective application of excess tax benefits and tax deficiencies related to stock-based compensation settlements; 2) using a modified retrospective application, the Company recorded unrecognized excess tax benefits of $1,235 as a cumulative-effect adjustment, which increased retained earnings, and reduced deferred taxes by the same; 3) using a modified retrospective application, the Company has elected to recognize forfeitures as they occur and recorded a $1,310 increase to additional paid-in capital, a $1,079 reduction to retained earnings, and a $231 reduction to deferred taxes to reflect the incremental stock-based compensation expense, net of the related tax impacts, that would have been recognized in prior years under the modified guidance; and 4) $1,579 and $1,838 in excess tax benefits from stock-based compensation was reclassified from cash flows from financing activities to cash flows from operating activities for fiscal 2017 and fiscal 2016, respectively, in the Consolidated Statements of Cash Flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02), in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous Generally Accepted Accounting Principles. ASU 2016-02 requires that a lessee should recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on the balance sheet. ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company plans to adopt ASU 2016-02 effective April 28, 2019. The Company remains on schedule and has implemented key system functionality to enable the preparation of restated financial information. The Company is currently evaluating the provisions of this standard and assessing its existing lease portfolio in order to determine the impact on its accounting systems, processes and internal controls over financial reporting. The Company expects the adoption of this standard will result in a significant increase to its long-term assets and liabilities on its consolidated balance sheet. However, the Company does not expect adoption will have a material impact on its consolidated statement of operations and cash flows.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (ASU 2015-11), modifying the accounting for inventory. Under ASU 2015-11, the measurement principle for inventory will change from lower of cost or market value to lower of cost and net realizable value. ASU 2015-11 defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. ASU 2015-11 is applicable to inventory that is accounted for under the first-in, first-out method and is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2015-11 effective April 30, 2017. The majority of the Company’s merchandise inventories are valued using the retail inventory method, which is outside the scope of ASU 2015-11. The remaining inventory of the Company’s merchandise inventories are valued at the lower of cost and net realizable value using the average cost method. The Company applied the amendments in this update prospectively to the measurement of inventory after the date of adoption with no material impact to the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which was further amended in 2015 and 2016 (Topic 606). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. Topic 606 was effective for the Company on April 29, 2018. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented (full retrospective method), or apply the requirements in the year of adoption, through a cumulative adjustment (modified retrospective method). The Company will adopt Topic 606 in the first quarter of fiscal 2019 using the modified retrospective method. The new standard primarily impacts the Company’s accounting for gift card breakage. Under Topic 606, the Company will recognize gift card breakage proportionately as redemptions occur. The changes in accounting policies related to the adoption of Topic 606 will result in a cumulative adjustment net of income taxes to increase retained earnings of approximately $65,000 to $80,000. The Company is in the process of implementing changes to its processes, controls and systems in support of the adoption of this ASU.

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The reporting periods ended April 28, 2018, April 29, 2017 and April 30, 2016 each contained 52 weeks.

2.	Credit Facility

On August 3, 2015, the Company and certain of its subsidiaries entered into a credit agreement (Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders from time to time party thereto, under which the lenders committed to provide a five-year asset-backed revolving credit facility in an aggregate committed principal amount of up to $700,000 (Revolving Credit Facility). On September 30, 2016, the Company amended the Credit Agreement to provide for a new “first-in, last-out” revolving credit facility (the FILO Credit Facility and, together with the Revolving Credit Facility, the Credit Facility) in an aggregate principal amount of up to $50,000, which supplements availability under the Revolving Credit Facility. The Company generally must draw down the FILO Credit Facility before making any borrowings under the Revolving Credit Facility.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Bank, N.A. and SunTrust Robinson Humphrey, Inc. are the joint lead arrangers for the Credit Facility. The Credit Facility replaced the prior credit facility. Proceeds from the Credit Facility are used for general corporate purposes, including seasonal working capital needs.

The Company and certain of its subsidiaries are permitted to borrow under the Credit Facility. The Credit Facility is secured by substantially all of the inventory, accounts receivable and related assets of the borrowers under the Credit Facility (collectively, the Loan Parties), but excluding the equity interests in the Company and its subsidiaries, intellectual property, equipment and certain other property. Borrowings under the Credit Facility are limited to a specified percentage of eligible collateral. The Company has the option to request an increase in commitments under the Credit Facility of up to $250,000, subject to certain restrictions.

The Credit Facility allows the Company to declare and pay up to $70,000 in dividends annually to its stockholders without compliance with any availability or ratio-based limitations.

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

The Credit Agreement contains customary negative covenants, which limit the Company’s ability to incur additional indebtedness, create liens, make investments, make restricted payments or specified payments and merge or acquire assets, among other things. In addition, if excess availability under the Credit Facility were to fall below certain specified levels, certain additional covenants (including fixed charge coverage ratio requirements) would be triggered, and the lenders would assume dominion and control over the Loan Parties’ cash.

The Credit Agreement contains customary events of default, including payment defaults, material breaches of representations and warranties, covenant defaults, default on other material indebtedness, customary ERISA events of default, bankruptcy and insolvency, material judgments, invalidity of liens on collateral, change of control or cessation of business. The Credit Agreement also contains customary affirmative covenants and representations and warranties.

The Company wrote off $460 of deferred financing fees related to the prior credit facility during fiscal 2016 and the remaining unamortized deferred financing fees of $3,542 were deferred and are being amortized over the five-year term of the Credit Facility. The Company also incurred $5,701 of fees to secure the Credit Facility, which are being amortized over the five-year term accordingly. During fiscal 2017, the Company incurred $474 of fees to secure the FILO Credit Facility, which are being amortized over the same term as the Credit Facility.

The Company had $158,700 and $64,900 of outstanding debt under the Credit Facility as of April 28, 2018 and April 29, 2017, respectively. The Company had $34,213 and $38,833 of outstanding letters of credit under its Credit Facility as of April 28, 2018 and April 29, 2017, respectively.

The following table presents selected information related to the Company’s credit facilities:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Credit facility at period end	$158,700	64,900	47,200
Average balance outstanding during the period	$141,478	96,297	66,948
Maximum borrowings outstanding during the period	$287,933	285,278	293,200
Weighted average interest rate during the period (a)	5.55%	5.77%	8.21%
Interest rate at end of period	3.92%	3.73%	2.69%

(a)	Includes commitment fees.

Fees expensed with respect to the unused portion of the credit facilities were $2,235, $2,235 and $2,781 during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

The Company has no agreements to maintain compensating balances.

3.	Stock-Based Compensation

The Company maintains one active share-based incentive plan: the Amended and Restated 2009 Incentive Plan. Prior to June 2, 2009, the Company issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, the Company’s shareholders approved the 2009 Incentive Plan. Under the 2009 Incentive Plan, the Company has issued restricted stock units, restricted stock and stock options. On September 11, 2012, the Company’s shareholders approved the Amended and Restated 2009 Incentive Plan. Under the Amended and Restated 2009 Incentive Plan, the Company has issued performance-based stock units, restricted stock units, restricted stock and stock options. At April 28, 2018, there were approximately 5,689,643 shares of common stock available for future grants under the Amended and Restated 2009 Incentive Plan.

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

No stock options were granted during fiscal 2018, fiscal 2017 or fiscal 2016.

The Company recognizes stock-based compensation costs on a straight-line basis over the requisite service period of the award and recognizes forfeitures as they occur.

In September 2003, Leonard Riggio, the Company’s Executive Chairman, exercised 1,318,750 stock options by tendering in payment of the exercise price of the stock options 606,277 shares that he held in the Company’s stock. Mr. Riggio elected to defer receipt of the balance of the shares (712,473) due from the exercise pursuant to the Company’s Executive Deferred Compensation Plan (Plan). In accordance therewith, the Company established a rabbi trust (Rabbi Trust) under the Plan for the benefit of Mr. Riggio, which holds 712,473 shares of the Company’s common stock. The shares held by the Rabbi Trust were treated as treasury stock. Due to the deferred compensation arrangement, these shares were included in the denominator of the earnings per share calculation in accordance with ASC 260, Earnings Per Share, when the impact was not antidilutive.

On March 15, 2017, the Board of Directors of the Company approved the termination of the Plan and the Rabbi Trust. As part of the termination of the Plan, all amounts deferred under the Plan and held in the Rabbi Trust were distributed in March 2017 to Mr. Riggio, who was the sole participant in the Plan.

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, May 2, 2015	455	$16.62		6.27 years	$3,114
Granted	—	0.00	(a)
Exercised	(111)	11.71	(a)
Forfeited	(239)	10.89	(a)
Adjustment due to the Spin-Off of B&N Education	219

Balance, April 30, 2016	324	$11.29		5.09 years	$516
Granted	—	0.00
Exercised	(31)	9.91
Forfeited	(38)	21.14

Balance, April 29, 2017	255	$9.99		4.62 years	$11
Granted	—	0.00
Exercised	—	0.00
Forfeited	(79)	10.08

Balance, April 28, 2018	176	$9.95		3.63 years	$0

Vested and expected to vest in the future at April 28, 2018	176	$9.95		3.63 years	$0
Exercisable at April 28, 2018	176	$9.95		3.63 years	$0
Available for grant at April 28, 2018	5,690

(a)	Weighted average exercise price is calculated using exercise price prior to the Spin-Off and after the Spin-Off.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. Total intrinsic value of options exercised for fiscal 2018, fiscal 2017 and fiscal 2016 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $0, $99 and $546, respectively.

As of April 28, 2018, there was no unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans.

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, May 2, 2015	43	$22.24
Granted	64	13.04
Vested	(43)	22.24
Forfeited	—	0.00

Balance, April 30, 2016	64	$13.04
Granted	77	10.95
Vested	(64)	13.04
Forfeited	—	0.00

Balance, April 29, 2017	77	$10.95
Granted	141	7.10
Vested	(77)	10.95
Forfeited	—	0.00

Balance, April 28, 2018	141	$7.10

Total fair value of shares of restricted stock that vested during fiscal 2018, fiscal 2017 and fiscal 2016 was $548, $680 and $637, respectively. As of April 28, 2018, there was $333 of unrecognized stock-based compensation expense related to non-vested restricted stock awards. That cost is expected to be recognized over a weighted average period of 0.40 years.

The following table presents a summary of the Company’s restricted stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, May 2, 2015	2,055	$15.62
Granted	692	18.82	(a)
Vested	(1,312)	10.68	(a)
Forfeited	(1,054)	10.74	(a)
Adjustment due to the Spin-Off of B&N Education	1,057

Balance, April 30, 2016	1,438	$13.76
Granted	547	12.42
Vested	(609)	11.75
Forfeited	(826)	14.22

Balance, April 29, 2017	550	$13.96
Granted	813	7.17
Vested	(228)	14.10
Forfeited	(99)	11.39

Balance, April 28, 2018	1,036	$8.85

(a)	Weighted average grant date fair value is calculated using the grant price prior to the Spin-Off and after the Spin-Off.

Total fair value of shares of restricted stock units that vested during fiscal 2018, fiscal 2017 and fiscal 2016 were $1,694, $6,612 and $18,047, respectively. As of April 28, 2018, there was $5,685 of unrecognized stock-based compensation expense related to non-vested restricted stock units. That cost is expected to be recognized over a weighted average period of 1.93 years.

The following table presents a summary of the Company’s performance-based stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, May 2, 2015	—	$0.00
Granted	110	28.08	(a)
Vested	—	0.00	(a)
Forfeited	(17)	18.46	(a)
Adjustment due to the Spin-Off of B&N Education	58

Balance, April 30, 2016	151	$18.41
Granted	507	12.48
Vested	—	0.00
Forfeited	(238)	13.55

Balance, April 29, 2017	420	$14.00
Granted	706	7.35
Vested	—	0.00
Forfeited	(117)	12.01

Balance, April 28, 2018	1,009	$9.58

(a)	Weighted average grant date fair value is calculated using the grant price prior to the Spin-Off and after the Spin-Off.

There were no vesting of performance-based stock units during fiscal 2018, fiscal 2017 and fiscal 2016. As of April 28, 2018, there was $4,069 of unrecognized stock-based compensation expense related to non-vested performance-based stock units. That cost is expected to be recognized over a weighted average period of 1.80 years.

For fiscal 2018, fiscal 2017 and fiscal 2016, stock-based compensation expense of $6,865, $6,299 and $14,201, respectively, is included in selling and administrative expenses.

4.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	April 28, 2018	April 29, 2017
Trade accounts	$19,446	$16,189
Credit/debit card receivables	22,564	25,136
eBook settlement receivable (see Note 21)	452	2,478
Other receivables	22,100	23,491

Total receivables, net	$64,562	$67,294

5.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred rent, long-term insurance liabilities, asset retirement obligations and tax liabilities and reserves. The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is classified as deferred rent. Other long-term liabilities also include store closing expenses, long-term deferred revenues and a health care and life insurance plan for certain retired employees. The Company had the following other long-term liabilities at April 28, 2018 and April 29, 2017:

	April 28, 2018	April 29, 2017
Deferred rent	$50,720	$59,142
Insurance liabilities	12,589	14,225
Asset retirement obligations	11,629	11,482
Tax liabilities and reserves	5,124	8,711
Other	4,209	5,751

Total other long-term liabilities	$84,271	$99,311

6.	Fair Values of Financial Instruments

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

The Company’s financial instruments include cash, receivables, gift cards, accrued liabilities, accounts payable and its credit facility. The fair values of cash, receivables, gift cards, accrued liabilities and accounts payable approximate carrying values because of the short-term nature of these instruments. The Company believes that its credit facility approximates fair value since interest rates are adjusted to reflect current rates.

The Company compares the fair value of a reporting unit and the carrying value of the reporting unit to measure goodwill impairment loss as required by ASU 2017-04. During fiscal 2018, the Company recognized an impairment of its B&N Retail reporting unit goodwill of $133,612 as a result of lower than expected holiday season sales, which resulted in a revised forecast outlook and lower market price of the Company’s common stock. Fair value was determined using the combination of a discounted cash flow method (income approach) and the guideline public company method (market comparable approach), weighted equally in determining the fair value of the Company. The market comparable approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies. In performing the valuations, significant assumptions utilized include unobservable Level 3 inputs including cash flows and long-term growth rates reflective of management’s forecasted outlook, and discount rates inclusive of risk adjustments consistent with current market conditions. Discount rates are based on the development of a weighted average cost of capital using guideline public company data, factoring in current market data and any company specific risk factors. See Note 1 for further discussion on goodwill impairment.

During fiscal 2018, the Company impaired long-lived asset at B&N Retail stores due to lower than expected holiday season. As a result, the Company recorded an impairment charge of $1,823 in selling and administrative expenses. In determining whether the carrying value of long-lived assets is less than its estimated fair value, a discounted cash flow approach to value was used, which was based on Level 3 inputs as defined by ASC 820.

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

During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. Due to the net loss during fiscal 2018 and fiscal 2016, participating securities in the amounts of 127,509 and 2,163,190, respectively, were excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive. The Company’s outstanding non-participating securities consisting of dilutive stock options and restricted stock units of 38,584, 140,341 and 129,450 for fiscal 2018, fiscal 2017 and fiscal 2016, respectively, and accretion/payments of dividends on preferred shares in fiscal 2006 were also excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive.

The following is a reconciliation of the Company’s basic and diluted income (loss) per share calculation:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Numerator for basic income (loss) per share:
Net income (loss) from continuing operations	$(125,480)	22,023	14,700
Inducement fee paid upon conversion of Series J preferred stock	—	—	(3,657)
Preferred stock dividends paid in shares	—	—	(1,783)
Accretion of dividends on preferred stock	—	—	(4,204)
Less allocation of dividends to participating securities	(80)	(576)	(1,219)

Net income (loss) from continuing operations available to common shareholders	(125,560)	21,447	3,837
Net loss from discontinued operations available to common shareholders	—	—	(39,146)

Net income (loss) available to common shareholders	$(125,560)	21,447	(35,309)

Numerator for diluted income (loss) per share:
Net income (loss) from continuing operations available to common shareholders	$(125,560)	21,447	3,837
Accretion of dividends on preferred stock (a)	—	—	—
Allocation of undistributed earnings to participating securities	—	—	—
Less diluted allocation of undistributed earnings to participating securities	—	—	—

Net income (loss) from continuing operations available to common shareholders	(125,560)	21,447	3,837
Net loss from discontinued operations available to common shareholders	—	—	(39,146)

Net income (loss) available to common shareholders	$(125,560)	21,447	(35,309)

Denominator for basic income (loss) per share:
Basic weighted average common shares	72,588	72,188	72,410
Denominator for diluted income (loss) per share:
Basic weighted average shares	72,588	72,188	72,410
Average dilutive options	—	63	118
Average dilutive non-participating securities	—	77	14

Diluted weighted average common shares	72,588	72,328	72,542

Basic income (loss) per common share:
Income (loss) from continuing operations	$(1.73)	0.30	0.05
Loss from discontinued operations	—	—	(0.54)

Basic income (loss) per common share	$(1.73)	0.30	(0.49)

Diluted income (loss) per common share:
Income (loss) from continuing operations	$(1.73)	0.30	0.05
Loss from discontinued operations	—	—	(0.54)

Diluted income (loss) per common share	$(1.73)	0.30	(0.49)

(a)

Although the Company was in a net income position during fiscal 2016, the dilutive effect of the Company’s convertible preferred shares was excluded from the calculation of income per share using the two-class method because the effect would be antidilutive.

8.	Pension and Other Postretirement Benefit Plans

The Company previously maintained a non-contributory defined benefit pension plan (the Pension Plan). On June 18, 2014, the Company’s Board of Directors approved a resolution to terminate the Pension Plan. The Pension Plan termination was effective November 1, 2014 and the accrued benefit for active participants was vested as of such date.

In fiscal 2016, there was a final Pension Plan termination lump-sum opportunity offered to 2,300 active and terminated vested participants at the final Pension Plan termination distribution date. As a result, lump-sum payments of approximately $18,100 were distributed in March 2016 to about 1,800 participants who elected to receive an immediate distribution of their benefit as part of the plan termination lump-sum window. Benefits for the remaining plan population were transferred to Massachusetts Mutual Life Insurance Company for an annuity purchase premium of $34,300. Further, in October 2016, a payment was made by the Company to the Pension Benefit Guaranty Corporation to transfer the liability for benefits payable to 28 missing participants. A final distribution of remaining assets from the trust was made on November 8, 2016.

Pension expense was $3, $276 and $25,330 for fiscal 2018, fiscal 2017 and fiscal 2016, respectively. For fiscal 2016, regular annual expense was $4,433, with pension settlement charge of $20,897 from the plan liquidation, for a total pension expense for fiscal 2016 of $25,330.

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $11,275, $11,815 and $12,251 during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

9.	Income Taxes

Income (loss) before income taxes for fiscal 2018, fiscal 2017 and fiscal 2016 are as follows:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Domestic operations	$(137,693)	47,127	6,827
Foreign operations	(2)	(328)	(941)

Total income (loss) before taxes	(137,695)	46,799	5,886

Income tax provisions (benefits) for fiscal 2018, fiscal 2017 and fiscal 2016 are as follows:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Current:
Federal	$19,990	3,722	(47,053)
State	(1,340)	(7,480)	3,908
Foreign	—	—	(273)

Total current	18,650	(3,758)	(43,418)

Deferred:
Federal	(52,831)	25,724	21,570
State	21,966	2,810	13,018
Foreign	—	—	16

Total deferred	(30,865)	28,534	34,604

Total	$(12,215)	24,776	(8,814)

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Federal statutory income tax rate	30.3%	35.0%	35.0%
State income taxes, net of federal income tax benefit	3.0	10.0	8.3
Changes to unrecognized tax benefits	1.8	(5.9)	(111.3)
Excess executive compensation	(0.1)	0.3	8.0
Meals and entertainment disallowance	(0.2)	0.5	5.1
Tax credits	0.6	—	(76.3)
Changes in valuation allowance	(26.7)	(1.2)	108.6
Changes in deferred taxes and payables	(3.7)	7.0	(134.8)
Amounts not deductible for tax	0.1	1.9	—
State law changes	1.5	3.1	4.7
Impact of Tax Cuts and Jobs Act	4.1	—	—
Goodwill impairment	(1.8)	—	—
Other, net	—	2.2	3.0

Effective income tax rate	8.9%	52.9%	(149.7)%

The Company recorded an income tax benefit of $12,215 in fiscal 2018 compared with an income tax provision of $24,776 and income tax benefit of $8,814 in fiscal 2017 and fiscal 2016, respectively. The current federal tax expense of $19,990 is primarily due to certain reclassifications recorded as a result of the Company changing its tax year during fiscal 2018, with a corresponding deferred tax benefit. The net impact of the tax year-end change on total tax expense was nominal. The Company’s effective tax rate was 8.9%, 52.9% and (149.7)% in fiscal 2018, fiscal 2017 and fiscal 2016, respectively. The primary drivers of the effective tax rate in fiscal 2018 include the impact of remeasurement of deferred taxes as a result of the Tax Cuts and Jobs Act, changes in deferred taxes and payables and the establishment of valuation allowance against federal and certain state net operating losses. Due to the change in the federal tax rate from 35% to 21%, fiscal year filers are required to use a blended rate for their fiscal year that includes the date of enactment. Accordingly, the federal statutory rate for the Company is 30.3% for fiscal 2018.

The primary drivers of the effective tax rate in fiscal 2017 included changes in uncertain tax positions and changes in deferred taxes and payables. In fiscal 2016, as shown above in the changes in deferred taxes and payables, changes to unrecognized tax benefits and changes in valuation allowance, certain adjustments to earnings were recorded to correct immaterial errors attributable to prior fiscal years. The Company has evaluated the effects of these errors, both qualitatively and quantitatively, and concluded that the correction of these errors in prior period amounts was not material to fiscal 2016 or any previously reported periods, including quarterly reporting.

Effects of the Tax Cuts and Jobs Act

New tax legislation, commonly referred to as the Tax Cuts and Jobs Act or Tax Reform, was enacted on December 22, 2017. Certain aspects of the new law, including the federal corporate tax rate change, had an impact recorded in the Company’s financial statements.

Given the significance of the legislation, the SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allows registrants to record provisional amounts during a one year “measurement period” similar to that used when accounting for business combinations. However, the measurement period is deemed to have ended earlier when the registrant has obtained, prepared and analyzed the information necessary to finalize its accounting. During the measurement period, impacts of the law are expected to be recorded at the time a reasonable estimate for all or a portion of the effects can be made, and provisional amounts can be recognized and adjusted as information becomes available, prepared or analyzed.

SAB 118 summarizes a three-step process to be applied at each reporting period to account for and qualitatively disclose: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but that a reasonable estimate has been determined; and (3) a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with law prior to the enactment of the Tax Cuts and Jobs Act.

Items for which a reasonable estimate was determined include the impact of the change in the corporate tax rate from 35% to 21% and the changes to the non-deductible executive compensation provisions. The Company recorded a benefit of $27,128 on the remeasurement of its deferred tax assets and liabilities during fiscal 2018. During fiscal 2018, the Company also recorded a net tax detriment as a result of the changes to the non-deductible executive compensation provisions. As the Company awaits further guidance regarding the transition rules, the tax impact recorded during fiscal 2018 represents a provisional amount based on the guidance that is available. As no additional guidance on the transition rules has been released, the amount recorded remains provisional.

Other significant provisions that did not have an impact on the fiscal 2018 provision but may impact the Company’s income taxes for future fiscal years include: limitation on the current deductibility of net interest expense in excess of 30% of adjusted taxable income, a limitation of net operating losses generated after fiscal 2018 to 80% of taxable income, and entertainment and other expense deduction limitation.

The Company continues to not be subject to any transition tax as there are no untaxed foreign earnings.

The Company accounts for income taxes using the asset and liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. At April 28, 2018 and April 29, 2017, the significant components of the Company’s deferred taxes consisted of the following:

	April 28, 2018	April 29, 2017
Deferred tax assets:
Accrued liabilities	$70,891	$110,029
Insurance liability	4,830	7,973
Loss and credit carryovers	43,704	31,221
Lease transactions	93	7,131
Pension and post-retirement healthcare	340	581
Stock-based compensation	2,237	3,182
Other	1,542	1,379

Gross deferred tax assets	123,637	161,496

Valuation allowance	(45,861)	(7,644)

Net deferred tax assets	77,776	153,852

Deferred tax liabilities:
Prepaid expenses	(2,779)	(4,670)
Goodwill and intangible asset amortization	(65,910)	(140,270)
Inventory	(1,440)	(2,608)
Investment in Barnes & Noble.com	(53,304)	(78,756)
Depreciation	(6,387)	(13,680)

Gross deferred tax liabilities	(129,820)	(239,984)

Net deferred tax liabilities	$(52,044)	$(86,132)

The change in deferred tax asset balance during fiscal 2018 is primarily due to the reduction of the corporate tax rate from 35% to 21% under the Tax Cuts and Jobs Act.

In assessing the realizability of the deferred tax assets, management considered whether it is more likely than not that some or all of the deferred tax assets would be realized. In evaluating the Company’s ability to utilize its deferred tax assets, it considered all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. The Company has recorded a valuation allowance of $45,861 and $7,644 at April 28, 2018 and April 29, 2017, respectively. The increase in the valuation allowance during fiscal 2018 is due principally to additional allowance being established against any non-indefinite lived net operating losses.

At April 28, 2018, the Company had federal net operating loss carryforwards (NOLs) of approximately $128,414 and state net operating loss carryforwards of $212,192 that are available to offset taxable income in its respective taxing jurisdictions. The federal net operating losses begin to expire in 2019 through 2024. The utilization of $54,880 of the federal NOLs are subject to IRC Section 382 and are limited to approximately $6,653 on an annual basis. NOLs not used during a particular period may be carried forward to future years, though not beyond the expiration years. Additionally, the Company had approximately $73,533 and $211,356 of federal and state NOLs, respectively, that have no annual limitation. The Company had state tax credits totaling $10,168, which have an indefinite life.

As of April 28, 2018, the Company had $6,849 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2018, fiscal 2017 and fiscal 2016 is as follows:

Balance at May 2, 2015	$18,382
Additions for tax positions of the current period	238
Additions for tax positions of prior periods	7,433
Reductions due to settlements	(5,980)
Reductions for tax positions of prior periods	(5,501)

Balance at April 30, 2016	$14,572
Additions for tax positions of the current period	337
Additions for tax positions of prior periods	1,644
Reductions due to settlements	—
Reductions for tax positions of prior periods	(7,134)

Balance at April 29, 2017	$9,419
Additions for tax positions of the current period	—
Additions for tax positions of prior periods	—
Reductions due to settlements	(22)
Reductions for tax positions of prior periods	(2,548)

Balance at April 28, 2018	$6,849

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company recorded net interest and penalties (benefit) expense of approximately $587, $(2,860), and $(7,774) during fiscal 2018, fiscal 2017 and fiscal 2016, respectively. As of April 28, 2018 and April 29, 2017, the Company had net accrued interest and penalties of $974 and $1,561 respectively.

The amount of unrecognized tax benefits decreased primarily due to the expiration of various state statutes. Further, we believe that it is reasonably possible that the total amount of unrecognized tax benefits at April 28, 2018 could decrease by approximately $1,162 within the next 12 months as a result of settlement of certain tax audits or lapses of statutes of limitations, which could impact the effective tax rate.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from fiscal 2014 and forward.

10.	Intangible Assets and Goodwill

Amortizable intangible assets	Useful Life	As of April 28, 2018
		Gross Carrying Amount	Accumulated Amortization	Total
Technology	5-10	$10,710	$(10,404)	$306
Other	3-10	6,546	(6,497)	49

		$17,256	$(16,901)	$355

Unamortizable intangible assets
Trade name				$293,400
Publishing contracts				15,894

				$309,294

Total amortizable and unamortizable intangible assets as of April 28, 2018				$309,649

Amortizable intangible assets	Useful Life	As of April 29, 2017
		Gross Carrying Amount	Accumulated Amortization	Total
Technology	5-10	$10,710	$(9,997)	$713
Distribution contracts	10	8,325	(8,201)	124
Other	3-10	6,458	(6,384)	74

		$25,493	$(24,582)	$911

Unamortizable intangible assets
Trade name				$293,400
Publishing contracts				15,894

				$309,294

Total amortizable and unamortizable intangible assets as of April 29, 2017				$310,205

All amortizable intangible assets are being amortized over their useful life on a straight-line basis.

Aggregate Amortization Expense
For the 52 weeks ended April 28, 2018	$644
For the 52 weeks ended April 29, 2017	$782
For the 52 weeks ended April 30, 2016	$1,012

Estimated Amortization Expense
(12 months ending on or about April 30)
2019	$355

See Note 1 for discussion on impairment testing of unamortizable intangible assets.

The changes in the carrying amount of goodwill, which relate to the B&N Retail reporting unit, for fiscal 2018 and fiscal 2017, are as follows:

Total Company
Balance as of April 30, 2016	$211,276
Benefit of excess tax amortization (a)	(3,895)

Balance as of April 29, 2017	$207,381
Benefit of excess tax amortization (a)	(2,176)
Goodwill impairment (b)	(133,612)

Balance as of April 28, 2018	$71,593

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

(b)	See Note 1 for discussion on goodwill impairment testing.

11.	Series J Preferred Stock

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

As a result of the transactions described above, all shares of Series J Preferred Stock were retired by the Company and are no longer outstanding.

12.	Shareholders’ Equity

On October 20, 2015, the Company’s Board of Directors authorized a stock repurchase program (prior repurchase plan) of up to $50,000 of its common shares. During fiscal 2016, the Company repurchased 2,763,142 shares at a cost of $26,718 under the prior repurchase plan. During fiscal 2017, the Company repurchased 2,019,798 shares at a cost of $23,281 under the prior repurchase plan. On March 15, 2017, subsequent to completing the prior repurchase plan, the Company’s Board of Directors authorized a new stock repurchase program of up to $50,000 of its common shares. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. The new stock repurchase program has no expiration date and may be suspended or discontinued at any time. The Company’s repurchase plan is intended to comply with the requirements of Rule 10b-18 under the Securities Exchange Act of 1934. The Company did not repurchase shares under this plan in fiscal 2018 and fiscal 2017. The Company has remaining capacity of $50,000 under the new repurchase program as of April 28, 2018.

As of April 28, 2018, the Company has repurchased 39,584,907 shares at a cost of approximately $1,087,067 since the inception of the Company’s stock repurchase programs. The repurchased shares are held in treasury.

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

The Company leases office space in New York, New York and Santa Clara, California for its NOOK operations.

Rental expense under operating leases is as follows:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Minimum rentals	$301,057	302,784	297,322
Percentage rentals	1,076	1,353	1,821

	$302,133	304,137	299,143

Future minimum annual rentals, excluding percentage rentals, required under B&N Retail leases that had initial, non-cancelable lease terms greater than one year, and NOOK leases as of April 28, 2018 are:

Fiscal Year
2019	$316,329
2020	267,494
2021	200,147
2022	151,424
2023	88,626
After 2023	88,498

$1,112,518

The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is reflected in other long-term liabilities and accrued liabilities in the accompanying balance sheets.

Purchase obligations, which include hardware and software maintenance contracts and inventory purchase commitments, as of April 28, 2018 are as follows:

Less Than 1 Year	$56,929
1-3 Years	15,721
3-5 Years	11
More Than 5 Years	—

Total	$72,661

14.	Segment Reporting

The Company’s two operating segments are B&N Retail and NOOK.

B&N Retail

This segment includes 630 bookstores as of April 28, 2018, primarily under the Barnes & Noble Booksellers trade name. These Barnes & Noble stores generally offer a comprehensive trade book title base, a café, and departments dedicated to Juvenile, Toys & Games, DVDs, Music & Vinyl, Gift, Magazine, Bargain products and a dedicated NOOK® area. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, www.barnesandnoble.com, and its publishing operation, Sterling Publishing Co., Inc.

NOOK

This segment includes the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital newsstand and sales of NOOK® devices and accessories to B&N Retail.

Summarized financial information concerning the Company’s reportable segments is presented below:

Sales by Segment	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016
B&N Retail	$3,575,614	$3,784,655	$4,028,614
NOOK	111,487	146,514	191,520
Elimination(a)	(24,821)	(36,611)	(56,290)

Total	$3,662,280	$3,894,558	$4,163,844

Sales by Product Line	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016
Media (b)	69%	70%	70%
Digital (c)	3%	3%	5%
Other (d)	28%	27%	25%

Total	100%	100%	100%

Depreciation and Amortization	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016
B&N Retail	$94,334	$98,877	$101,888
NOOK	12,006	19,010	33,975

Total	$106,340	$117,887	$135,863

Operating Income (Loss)	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016
B&N Retail	$(119,394)	$90,663	$113,296
NOOK	(8,464)	(36,355)	(98,640)

Total	$(127,858)	$54,308	$14,656

Capital Expenditures	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016
B&N Retail	$80,670	$89,706	$81,277
NOOK	6,981	6,552	12,997

Total	$87,651	$96,258	$94,274

Total Assets(e)		As of April 28, 2018	As of April 29, 2017
B&N Retail		$1,724,279	$1,897,122
NOOK		25,289	35,799

Total		$1,749,568	$1,932,921

(a)	Represents sales from NOOK to B&N Retail on a sell-through basis.
(b)	Includes tangible books, music, movies, rentals and newsstand.
(c)	Includes NOOK®, related accessories, eContent and warranties.
(d)	Includes Toys & Games, café products, gifts and miscellaneous other.
(e)	Excludes intercompany balances.

A reconciliation of operating income (loss) from reportable segments to income (loss) from continuing operations before taxes in the consolidated financial statements is as follows:

	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017	52 weeks ended April 30, 2016
Reportable segments operating income (loss)	$(127,858)	$54,308	$14,656
Interest expense, net and amortization of deferred financing costs	(9,837)	(7,509)	(8,770)

Consolidated income (loss) before taxes	$(137,695)	$46,799	$5,886

15.	Legal Proceedings

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

With respect to the legal matters described below, the Company has determined, based on its current knowledge, that the amount of loss or range of loss that is reasonably possible, including any reasonably possible losses in excess of amounts already accrued, is not reasonably estimable. However, legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond the Company’s control. As such, there can be no assurance that the final outcome of these matters will not materially and adversely affect the Company’s business, financial condition, results of operations, or cash flows.

The following is a discussion of the material legal matters involving the Company.

PIN Pad Litigation

As previously disclosed, the Company discovered that PIN pads in certain of its stores had been tampered with to allow criminal access to card data and PIN numbers on credit and debit cards swiped through the terminals. Following public disclosure of this matter on October 24, 2012, the Company was served with four putative class action complaints (three in federal district court in the Northern District of Illinois and one in the Northern District of California), each of which alleged on behalf of national and other classes of customers who swiped credit and debit cards in Barnes & Noble Retail stores common law claims such as negligence, breach of contract and invasion of privacy, as well as statutory claims such as violations of the Fair Credit Reporting Act, state data breach notification statutes, and state unfair and deceptive practices statutes. The actions sought various forms of relief including damages, injunctive or equitable relief, multiple or punitive damages, attorneys’ fees, costs, and interest. All four cases were transferred and/or assigned to a single judge in the United States District Court for the Northern District of Illinois, and a single consolidated amended complaint was filed. The Company filed a motion to dismiss the consolidated amended complaint in its entirety, and in September 2013, the Court granted the motion to dismiss without prejudice. The Plaintiffs then filed an amended complaint, and the Company filed a second motion to dismiss. On October 3, 2016, the Court granted the second motion to dismiss, and dismissed the case without prejudice; in doing so, the Court permitted plaintiffs to file a second amended complaint by October 31, 2016. On October 31, 2016, the plaintiffs filed a second amended complaint, and on January 25, 2017, the Company filed a motion to dismiss the second amended complaint. On June 13, 2017, the Court granted the Company’s motion to dismiss with prejudice. Plaintiffs filed a notice of appeal to the United States Court of Appeals for the Seventh Circuit. On April 11, 2018, the Court of Appeals reversed the District Court’s decision granting the motion to dismiss the case, and remanded the case to the District Court for further proceedings. The Company filed with the Court of Appeals a petition for rehearing and rehearing en banc; that petition was denied on May 10, 2018.

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

Café Manager Class Actions

Two former Café Managers have filed separate actions alleging similar claims of entitlement to unpaid compensation for overtime. In each action, the plaintiff seeks to represent a class of allegedly similarly situated employees who performed the same position (Café Manager). Specifically, Christine Hartpence filed a complaint against Barnes & Noble in Philadelphia County Court of Common Pleas on May 26, 2015, alleging that she is entitled to unpaid compensation for overtime under Pennsylvania law and seeking to represent a class of allegedly similarly situated employees who performed the same position (Café Manager). On July 14, 2016, Ms. Hartpence amended her complaint to assert a purported collective action for alleged unpaid overtime compensation under the federal Fair Labor Standards Act (FLSA), by which she sought to act as a class representative for similarly situated Café Managers throughout the United States. On July 27, 2016, Barnes & Noble removed the case to the U.S. District Court of the Eastern District of Pennsylvania. Ms. Hartpence then voluntarily dismissed her complaint and subsequently re-filed a similar complaint in the Philadelphia County Court of Common Pleas. The re-filed complaint alleged only claims of unpaid overtime under Pennsylvania law and class claims under Pennsylvania law that were limited to current and former Café Managers within Pennsylvania. On June 22, 2017, Ms. Hartpence filed an additional, separate action in Philadelphia County Court of Common Pleas in which she repeated her allegations under Pennsylvania law and asserts a similar claim for unpaid wages under New Jersey law, purportedly on behalf of herself and others similarly situated. The Court consolidated the two pending cases on November 1, 2017. On December 8, 2017, Barnes & Noble removed the consolidated action after Ms. Hartpence amended her complaint to add a cause of action under the FLSA in which Ms. Hartpence purported to assert claims on behalf of herself and a national class of all similarly situated Café Managers. The Hartpence matter settled pursuant to a settlement agreement and release. The Court approved the settlement in an Order entered on April 25, 2018.

On September 20, 2016, Kelly Brown filed a complaint against Barnes & Noble in the U.S. District Court for the Southern District of New York in which she also alleges that she is entitled to unpaid compensation under the FLSA and Illinois law. Ms. Brown seeks to represent a national class of all similarly situated Café Managers under the FLSA, as well as an Illinois-based class under Illinois law. On November 9, 2016, Ms. Brown filed an amended complaint to add an additional plaintiff named Tiffany Stewart, who is a former Café Manager who also alleges unpaid overtime compensation in violation of New York law and seeks to represent a class of similarly situated New York-based Café Managers under New York law. On May 2, 2017, the Court denied Plaintiffs’ Motion for Conditional Certification, without prejudice. The Plaintiffs filed a renewed motion for Conditional Certification on November 17, 2017, which is now fully briefed by the parties and pending before the Court. There are currently 23 former Café Managers who have joined the action as opt-in plaintiffs.

Bernardino v. Barnes & Noble Booksellers, Inc.

On June 16, 2017, a putative class action complaint was filed against Barnes & Noble Booksellers, Inc. (B&N Booksellers) in the United States District Court for the Southern District of New York, alleging violations of the federal Video Privacy Protection Act and related New York law. The plaintiff, who seeks to represent a class of subscribers of Facebook, Inc. (Facebook) who purchased DVDs or other video media from the Barnes & Noble website, seeks damages, injunctive relief and attorneys’ fees, among other things, based on her allegation that B&N Booksellers supposedly knowingly disclosed her personally identifiable information to Facebook without her consent when she bought a DVD from Barnes & Noble’s website. On July 10, 2017, the plaintiff moved for a preliminary injunction requiring Barnes & Noble to change the operation of its website, which motion B&N Booksellers opposed. On July 31, 2017, B&N Booksellers moved to compel the case to arbitration, consistent with the terms of use on Barnes & Noble’s website. On August 28,

2017, the court denied the plaintiff’s motion for a preliminary injunction. On January 31, 2018, the court granted B&N Booksellers’ motion to compel arbitration, and the clerk of court closed the case on February 1, 2018. On March 2, 2018, the plaintiff filed an appeal in the United States Court of Appeals for the Second Circuit from the district court’s grant of B&N Booksellers’ motion to compel arbitration.

16.	Discontinued Operations of Barnes & Noble Education, Inc.

On August 2, 2015, Barnes & Noble completed the spin-off of Barnes & Noble Education, Inc. (Barnes & Noble Education or B&N Education) from Barnes & Noble into an independent public company (the Spin-Off) and distributed, on a pro rata basis, all of the shares of B&N Education common stock to the Company’s stockholders of record as of July 27, 2015. These Barnes & Noble stockholders of record as of July 27, 2015 received a distribution of 0.632 shares of B&N Education common stock for each share of Barnes & Noble common stock held as of the record date. Immediately following the completion of the Spin-Off, the Company’s stockholders owned 100% of the outstanding shares of common stock of B&N Education. Following the Spin-Off, B&N Education operates as an independent public company and as the parent of Barnes & Noble College, trading on New York Stock Exchange under the ticker symbol “BNED”.

In connection with the separation of B&N Education, the Company and B&N Education entered into a Separation and Distribution Agreement on July 14, 2015 and several other ancillary agreements on August 2, 2015. These agreements govern the relationship between the Company and B&N Education after the separation, allocate between the Company and B&N Education various assets, liabilities, rights and obligations following the separation and describe the Company’s future commitments to provide B&N Education with certain transition services.

This Spin-Off is expected to be a non-taxable event for Barnes & Noble and its shareholders, and Barnes & Noble’s U.S. shareholders (other than those subject to special rules) generally will not recognize gain or loss as a result of the distribution of B&N Education shares.

The Company has recognized the separation of B&N Education in accordance with ASC 205-20, Discontinued Operations. As such, the historical results of Barnes & Noble Education have been adjusted to include pre-spin B&N Education results, separation-related costs and investment banking fees (as they directly related to the Spin-Off) and exclude corporate allocations with B&N Retail, and have been classified as discontinued operations.

The following financial information presents the discontinued operations for fiscal 2016:

Fiscal 2016
Sales	$238,983
Cost of sales and occupancy	186,697

Gross profit	52,286
Selling and administrative expenses	94,933
Depreciation and amortization	13,100

Operating loss from discontinued operations	(55,747)
Interest expense, net and amortization of deferred financing fees	3

Loss before income taxes from discontinued operations	(55,750)
Income tax benefit	(16,604)

Net loss from discontinued operations	$(39,146)

17.	Barnes & Noble Education, Inc. Transactions

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

Summary of Transactions with Barnes & Noble Education, Inc.

During the 52 weeks ended April 28, 2018, the Company charged B&N Education $25,930 for purchases of inventory and direct costs incurred under the agreements discussed above.

As of April 28, 2018, amounts due from B&N Education for book purchases and direct costs incurred under the agreements discussed above were $7,849.

18.	Certain Relationships and Related Transactions

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

In fiscal 2010, the Company entered into an Aircraft Time Sharing Agreement with LR Enterprises Management LLC (LR Enterprises), which is owned by Leonard Riggio and Louise Riggio, pursuant to which LR Enterprises granted the Company the right to use a jet aircraft owned by it on a time-sharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the Federal Aviation Regulations (FAR). Such operating costs were $185, $153 and $63 during fiscal 2018, fiscal 2017 and fiscal 2016, respectively. LR Enterprises is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, other than insurance obtained for the specific flight as requested by the Company, as provided in the FAR.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity, in which Leonard Riggio has a majority interest, under a lease expiring in 2023, and the second location is leased from an entity, in which Leonard Riggio has a minority interest, under a lease expiring in 2023. Both locations were rented at an aggregate annual rent, including real estate taxes, of approximately $10,503, $9,637 and $7,784 during fiscal 2018, fiscal 2017 and fiscal 2016, respectively.

The Company leased an office/warehouse from a partnership, in which Leonard Riggio had a 50% interest, pursuant to a lease terminated effective December 30, 2015. The space was rented at an annual rent of $456 during fiscal 2016 through the date of termination. Net of subtenant income, the Company paid rent of $179 during fiscal 2016 through the date of termination.

Kimberley A. Van Der Zon is a member of the Company’s Board of Directors. Ms. Van Der Zon leads the Global Board Practice at Egon Zehnder (Egon), a global board advisory, executive search and leadership consulting firm, which she joined in 1999. She had served as Partner of Egon from 2005 to April 2018. The Company had retained Egon to provide recruiting consultation for certain executive positions. Total fees paid to Egon were $253 and $64 during fiscal 2018 and fiscal 2017, respectively.

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

The Company entered into an agreement with MBS in 2009, which had a term of ten years and contained restrictive covenants limiting the ability of the Company to become a used textbook wholesaler and placing certain limitations on MBS’s business activities. The Company also entered into an agreement with MBS in fiscal 2011, pursuant to which MBS agreed to purchase at the end of a given semester certain agreed upon textbooks, which the Company shall have rented to students during such semester. Total sales to MBS under this program were $0 and $2 for fiscal 2017 prior to the MBS Purchase and fiscal 2016, respectively. Total outstanding amounts payable to MBS for all arrangements, net of any amounts due, were $480 for fiscal 2017.

The Company purchases new and used textbooks directly from MBS. Total purchases were $8,328 and $7,092 for fiscal 2017 prior to the MBS Purchase and fiscal 2016, respectively. MBS sells used books through the Barnes & Noble dealer network. The Company earned a commission of $198 and $268 on the MBS used book sales in fiscal 2017 prior to the MBS Purchase and fiscal 2016, respectively. In addition, Barnes & Noble hosts pages on its website, through which Barnes & Noble customers are able to sell used books directly to MBS. The Company is paid a fixed commission on the price paid by MBS to the customer. Total commissions paid to the Company under this arrangement were $47 and $68 for fiscal 2017 prior to the MBS Purchase and fiscal 2016, respectively.

In fiscal 2010, the Company entered into an agreement with TXTB.com LLC (TXTB), a subsidiary of MBS, pursuant to which the marketplace program on the Barnes & Noble website was made available through the TXTB website. The Company receives a fee from third-party sellers for sales of marketplace items sold on the TXTB website and, upon receipt of such fee, the Company remits a separate fee to TXTB for those sales. In fiscal 2011, the Company entered into an agreement with TXTB, pursuant to which the Company became the exclusive provider of trade books to TXTB customers through the TXTB website. TXTB receives a commission from the Company on each purchase by a TXTB customer. In fiscal 2013, the Company also entered into an agreement with MBS Direct, a division of MBS, pursuant to which the marketplace program on the Barnes & Noble website was made available through the MBS Direct website. The Company receives a fee from third-party sellers for sales of marketplace items sold on the MBS Direct website and, upon receipt of such fee, the Company remits a separate fee to MBS Direct for those sales. Total commissions paid to TXTB and MBS Direct under these arrangements were $645 and $515 during fiscal 2017 prior to the MBS Purchase and fiscal 2016, respectively. Outstanding amounts payable to TXTB and MBS Direct were $5 and $0 for fiscal 2017 prior to the MBS Purchase and fiscal 2016, respectively.

The Company was provided with national freight distribution and trucking services by Argix Direct Inc. (Argix), a company in which a brother of Leonard Riggio owned a 20% interest. The contracted relationship between Argix and the Company has terminated due to Argix exiting the industry during fiscal 2016. The Company paid Argix $19,102 for such services during fiscal 2016 through the date of termination.

19.	Dividends

The Company paid a dividend to common stockholders in the amount of $43,638 and $43,887 during fiscal 2018 and fiscal 2017, respectively.

20.	Severance

On February 13, 2018, the Company announced that it has implemented a new labor model for its stores that has resulted in the elimination of certain store positions. The new model will allow stores to adjust staff up or down based on the needs of the business, increase store productivity and streamline store operations. Current year also included home office reductions as part of the Company’s strategic initiatives. The Company recorded a charge of $16,212 for aggregate employee-related severance costs in connection with these actions within selling and administrative expenses during fiscal 2018.

21.	EBook Settlement

The Company provided credits to eligible customers resulting from the settlement reached with Apple Inc. (Apple) in an antitrust lawsuit filed by various State Attorneys General and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $95,707 in total credits as a result of the settlement, which was funded by Apple. If a customer’s credit was not used to make a purchase by June 24, 2017, the entire credit would have expired. The program concluded on July 1, 2017, through which date the Company’s customers had activated $60,397 in credits, of which $56,472 were redeemed. No balances were due from the Apple settlement fund as of April 28, 2018 related to this portion of the program.

On September 7, 2017, the court approved redistribution of remaining funds from the Apple settlement. Customers who redeemed some or all of their credits from the first distribution that concluded on July 1, 2017 were eligible to receive additional credits in October 2017. The Company’s customers were entitled to $14,815 in total credits as a result of the redistribution, which were funded by Apple. This program concluded on April 20, 2018, through which date the Company’s customers had activated $10,851 in credits, of which $10,249 were redeemed. Total receivables from the Apple settlement fund were $452 and $2,478 as of April 28, 2018 and April 29, 2017, respectively.

22.	CEO Departure

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

The cash payment in connection with the Release Agreement totaled $4,826. The Company has previously recognized $1,933 in expense relating to the equity awards granted to Mr. Boire during his employment. Taking into account the reversal of those expenses, the Company recorded a net charge related to the cash payment to Mr. Boire in connection with the Release Agreement of $2,892 within selling and administrative expenses during fiscal 2017.

23.	Resignation Charge

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

Huseby’s resignation totaled $15,764 during the second quarter of fiscal 2016. Mr. Huseby’s 300,000 shares have been ratably expensed from the initial grant date, thereby reducing the total resignation charge to $10,510, which was recorded within selling and administrative expenses during fiscal 2016.

24.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for fiscal 2018 and fiscal 2017 is as follows:

Fiscal 2018 Quarterly Period Ended On	July 29, 2017	October 28, 2017	January 27, 2018	April 28, 2018	Fiscal Year 2018
Sales	$853,316	791,117	1,231,771	786,076	$3,662,280
Gross profit	253,481	228,695	400,026	229,001	1,111,203

Net loss	$(10,778)	(30,094)	(63,536)	(21,072)	$(125,480)
Basic loss per common share	$(0.15)	(0.41)	(0.87)	(0.29)	$(1.73)
Diluted loss per common share	$(0.15)	(0.41)	(0.87)	(0.29)	$(1.73)

Fiscal 2017 Quarterly Period Ended On	July 30, 2016	October 29, 2016	January 28, 2017	April 29, 2017	Fiscal Year 2017
Sales	$913,882	858,548	1,300,908	821,220	$3,894,558
Gross profit	277,539	255,375	436,801	242,487	1,212,202

Net income (loss)	$(14,416)	(20,409)	70,276	(13,428)	$22,023
Basic income (loss) per common share	$(0.20)	(0.29)	0.97	(0.19)	$0.30
Diluted income (loss) per common share	$(0.20)	(0.29)	0.96	(0.19)	$0.30

25.	Subsequent Events

Dividends to Stockholders

On June 13, 2018, the Company announced its Board of Directors declared a quarterly cash dividend of $0.15 per share, payable on July 27, 2018 to stockholders of record at the close of business on July 6, 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Barnes & Noble, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. (the “Company”) as of April 28, 2018 and April 29, 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended April 28, 2018, and the related notes and the financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at April 28, 2018 and April 29, 2017, and the results of its operations and its cash flows for each of the three years in the period ended April 28, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of April 28, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 21, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.

New York, NY

June 21, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Barnes & Noble, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of April 28, 2018, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Barnes & Noble, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of April 28, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2018 consolidated balance sheets of the Company as of April 28, 2018 and April 29, 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended April 28, 2018, and the related notes and the financial statement schedules listed in the Index at Item 15(a), and our report dated June 21, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLP

New York, NY

June 21, 2018

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

OTHER INFORMATION

The Company has included the Section 302 certifications of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2018 filed with the Securities and Exchange Commission, and the Company will submit to the New York Stock Exchange a certificate of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.