Form 10-K, Exhibit 13
period 2019-04-27
BARNES & NOBLE INC
filed 2019-06-19
CIK 890491

Exhibit 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of Barnes & Noble, Inc. and its subsidiaries (collectively, the Company) set forth on the following pages should be read in conjunction with the consolidated financial statements and notes included elsewhere in this report. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The Statement of Operations Data for the 52 weeks ended April 27, 2019 (fiscal 2019), 52 weeks ended April 28, 2018 (fiscal 2018) and 52 weeks ended April 29, 2017 (fiscal 2017), and the Balance Sheet Data as of April 27, 2019 and April 28, 2018 are derived from, and are incorporated by reference to, audited consolidated financial statements which are included elsewhere in this report. The Statement of Operations Data for the 52 weeks ended April 30, 2016 (fiscal 2016) and 52 weeks ended May 2, 2015 (fiscal 2015), the Balance Sheet Data as of April 29, 2017, April 30, 2016 and May 2, 2015 are derived from audited consolidated financial statements not included elsewhere in this report.

Fiscal Year (In thousands, except per share data)	Fiscal 2019	Fiscal 2018	Fiscal 2017	Fiscal 2016	Fiscal 2015
STATEMENT OF OPERATIONS DATA:
Sales
Barnes & Noble Retail	$3,481,949	3,575,614	3,784,655	4,028,614	4,108,243
NOOK	92,136	111,487	146,514	191,520	263,833
Elimination (a)	(21,340)	(24,821)	(36,611)	(56,290)	(74,968)

Total sales	3,552,745	3,662,280	3,894,558	4,163,844	4,297,108
Cost of sales and occupancy	2,479,725	2,551,077	2,682,356	2,836,547	2,871,184

Gross profit	1,073,020	1,111,203	1,212,202	1,327,297	1,425,924

Selling and administrative expenses	936,745	997,286	1,039,658	1,172,787	1,191,699
Depreciation and amortization	97,679	106,340	117,887	135,863	143,665
Asset impairments	22,067	135,435	349	3,991	366

Operating income (loss)	16,529	(127,858)	54,308	14,656	90,194
Interest expense, net and amortization of deferred financing fees (b)	13,447	9,837	7,509	8,770	17,678

Income (loss) before taxes	3,082	(137,695)	46,799	5,886	72,516
Income tax provision (benefit)	(687)	(12,215)	24,776	(8,814)	39,644

Net income (loss) from continuing operations	3,769	(125,480)	22,023	14,700	32,872
Net income (loss) from discontinued operations	—	—	—	(39,146)	3,724

Net income (loss)	$3,769	(125,480)	22,023	(24,446)	36,596

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.05	(1.73)	0.30	0.05	0.15
Income (loss) from discontinued operations	—	—	—	(0.54)	0.06

Basic income (loss) per common share	$0.05	(1.73)	0.30	(0.49)	0.21

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.05	(1.73)	0.30	0.05	0.15
Income (loss) from discontinued operations	—	—	—	(0.54)	0.06

Diluted income (loss) per common share	$0.05	(1.73)	0.30	(0.49)	0.21

Weighted average common shares outstanding:
Basic	72,919	72,588	72,188	72,410	60,842
Diluted	73,124	72,588	72,328	72,542	60,928
Dividends declared per common share	$0.60	0.60	0.60	0.60	—

(In thousands of dollars, except per share data)	Fiscal 2019	Fiscal 2018	Fiscal 2017	Fiscal 2016	Fiscal 2015
OTHER OPERATING DATA:
Number of Barnes & Noble Retail stores	627	630	633	640	648
Comparable sales decrease:
Barnes & Noble Retail store sales (c)	(1.9)%	(5.4)%	(6.3)%	0.0%	(1.9)%

Capital expenditures	$113,731	87,651	96,258	94,274	94,805

BALANCE SHEET DATA:

Total assets – continuing operations	$1,705,634	1,749,568	1,932,921	2,012,782	2,045,104
Total assets – discontinued operations	$—	—	—	—	1,067,327
Total liabilities – continuing operations	$1,261,137	1,337,585	1,358,610	1,409,272	1,347,384
Total liabilities – discontinued operations	$—	—	—	—	379,630
Long-term debt	$203,800	158,700	64,900	47,200	—
Shareholders’ equity	$444,497	411,983	574,311	603,510	1,189,358

(a)	Represents sales from NOOK to B&N Retail on a sell-through basis.

(b)	Amount for fiscal 2015 is net of interest income of $58. All other years shown have no interest income.

(c)	Comparable store sales decrease is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed or relocated stores.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Barnes & Noble, Inc.’s (Barnes & Noble or the Company) fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. As used in this section, “fiscal 2019” represents the 52 weeks ended April 27, 2019, “fiscal 2018” represents the 52 weeks ended April 28, 2018 and “fiscal 2017” represents the 52 weeks ended April 29, 2017.

General

Barnes & Noble, Inc., one of the nation’s largest booksellers,1 provides customers a unique experience across its omni-channel distribution platform. As of April 27, 2019, the Company operates 627 bookstores in 50 states, maintains an eCommerce site, develops digital reading products and operates NOOK, one of the largest digital bookstores. Barnes & Noble is utilizing the strength of its retail footprint in combination with its online and digital businesses to provide an omni-channel experience for its customers, fulfilling its commitment to offer customers any book, anytime, anywhere and in any format.

Barnes & Noble Retail (B&N Retail) operates 627 retail bookstores, primarily under the Barnes & Noble Booksellers® trade name, and includes the Company’s eCommerce site. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books, digital audio books and magazines for sale and consumption online, NOOK®2 reading devices, co-branded NOOK® tablets and reading software for iOS, Android and Windows. As of April 27, 2019, the Company employed approximately 24,000 employees (7,000 full-time and 17,000 part-time employees).

The Company’s principal business is the sale of trade books (generally, hardcover and paperback titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, NOOK® and related accessories, bargain books, textbooks, magazines, gifts, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on www.barnesandnoble.com.

Merger Agreement

On June 6, 2019, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Chapters Holdco Inc., a Delaware corporation (Parent), and Chapters Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (Merger Sub). Subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the Merger), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub were formed by affiliates of Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership.

The Board of Directors of the Company approved the Merger Agreement and the transactions contemplated thereby following the recommendation of a special committee consisting solely of independent and disinterested directors, to which the Board of Directors of the Company had delegated authority to consider and negotiate the Merger Agreement and the transactions contemplated thereby (including the Voting and Support Agreement (the Voting Agreement) dated as of June 6, 2019 by and among the Company, certain significant stockholders of the Company and Parent, and the transactions contemplated thereby).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the Effective Time), each share of the Company’s common stock, par value $0.001 per share (the Company Common Stock) (other than (i) shares of Company Common Stock held by the Company or any of its subsidiaries, including as treasury stock, or by Parent or any of its subsidiaries, including Merger Sub, which will be cancelled and cease to exist, and (ii) shares of Company Common Stock for which stockholders have exercised statutory appraisal rights and which will be entitled to the appraised value thereof, if applicable, pursuant to Section 262 of the General Corporation Law of the State of Delaware (the DGCL)), will be converted into the right to receive cash in the amount of $6.50 (the Merger Consideration).

The transaction is expected to close in the third quarter of calendar year 2019, and is subject to certain mutual conditions, including (i) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of Company Common Stock, voting together as a single class; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iii) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned upon (i) the accuracy of the representations and warranties of the other party as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers) and (ii) the compliance by the other party in all material respects with its pre-closing obligations under the Merger Agreement. Parent’s and Merger Sub’s respective obligations to consummate the Merger are also conditioned upon the absence of a Company Material Adverse Effect (as defined in the Merger Agreement). Closing of the Merger is not subject to a financing condition.

Segments

The Company identifies its operating segments based on the way the business is managed (focusing on the financial information distributed) and the manner in which the chief operating decision maker interacts with other members of management and makes decisions on the allocation of resources. The Company’s two operating segments are B&N Retail and NOOK.

B&N Retail

This segment includes 627 bookstores as of April 27, 2019, primarily under the Barnes & Noble Booksellers trade name. These Barnes & Noble stores generally offer a comprehensive trade book title base, a café, departments dedicated to Kids and Young Adults, Toys & Games, DVDs, Music & Vinyl, Gift, Magazine and Bargain products, and a dedicated NOOK® area. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, www.barnesandnoble.com, and its publishing operation, Sterling Publishing.

[1]	Based upon sales reported in trade publications and public filings.
[2]

Any references to NOOK® include the Company’s NOOK® Tablets, Samsung Galaxy Tab® A NOOK®, Samsung Galaxy Tab® E NOOK®, NOOK® GlowLight® 3 and NOOK® GlowLight Plus® devices, each of which includes a registered trademark symbol (®) even if such a symbol is not included herein.

Barnes & Noble stores range in size from 2,800 to 60,000 square feet depending upon market size, with an overall average store size of approximately 26,000 square feet. In fiscal 2019, the Company reduced the Barnes & Noble store base by approximately 172,000 square feet, bringing the total square footage to 16.4 million square feet, a net reduction of 1.0% from fiscal 2018.

Each Barnes & Noble store features an authoritative selection of books, ranging from approximately 19,000 to 133,000 unique titles with an overall average title base of 66,000 per store. The comprehensive title selection is diverse and reflects local interests and regional titles and authors’ works. Bestsellers typically represent between approximately 5% and 6% of Barnes & Noble store sales. Product Master, the Company’s authoritative data repository system, provides each store with comprehensive title selections. By enhancing the Company’s existing merchandise replenishment systems, Product Master allows the Company to achieve higher in-stock positions and better productivity at the bookstore level through efficiencies in receiving, cashiering and returns processing. Complementing this extensive on-site selection, all Barnes & Noble stores provide customers with access to the millions of books available to online shoppers at www.barnesandnoble.com by offering an option to have the book sent to the store or shipped directly to the customer.

Sterling Publishing

Sterling Publishing is a leading publisher of non-fiction trade titles. Founded in 1949, Sterling publishes a wide range of non-fiction and illustrated books and kits across a variety of imprints, in categories such as health & wellness, music & popular culture, food & wine, crafts, puzzles & games and history & current affairs, as well as a large children’s line. Sterling, with a solid backlist and robust value publishing program, has a title base of approximately 13,000 print books and eBooks. In addition, Sterling also distributes approximately 1,500 titles on behalf of client publishers.

NOOK

This segment represents the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital newsstand and sales of NOOK® devices and accessories to B&N Retail. The underlying strategy of the NOOK business is to offer customers any digital book, newspaper or magazine, anytime, on any device. The Company remains committed to delivering to customers the best digital bookstore experience, providing easy access to Barnes & Noble’s expansive digital collection of over three million eBooks, digital magazines and newspapers, while rationalizing its existing cost structure. As part of this commitment, the Company partners with Samsung to develop co-branded NOOK® tablets that feature the award-winning Barnes & Noble digital reading experience, while continuing to develop and offer its own NOOK® Tablets and E-Ink NOOK® eReaders.

Results of Operations

Fiscal Year	Fiscal 2019	Fiscal 2018	Fiscal 2017
Sales (in thousands)	$3,552,745	3,662,280	3,894,558
Net Income (Loss) (in thousands)	$3,769	(125,480)	22,023
Diluted Income (Loss) Per Common Share	$0.05	(1.73)	0.30
Comparable Sales Decrease
Barnes & Noble Retail store sales (a)	(1.9)%	(5.4)%	(6.3)%
Stores Opened
Barnes & Noble Retail stores	7	3	3
Stores Closed
Barnes & Noble Retail stores	10	6	10
Number of Stores Open at Year End
Barnes & Noble Retail stores	627	630	633
Square Feet of Selling Space at Year End (in millions)
Barnes & Noble Retail stores	16.4	16.6	16.7

(a)	Comparable store sales decrease is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed or relocated stores.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Fiscal Year	Fiscal 2019	Fiscal 2018	Fiscal 2017
Sales	100.0%	100.0%	100.0%
Cost of sales and occupancy	69.8	69.7	68.9

Gross profit	30.2	30.3	31.1
Selling and administrative expenses	26.4	27.2	26.7
Depreciation and amortization	2.7	2.9	3.0
Asset impairments	0.6	3.7	0.0

Operating income (loss)	0.5	(3.5)	1.4
Interest expense, net and amortization of deferred financing fees	0.4	0.3	0.2

Income (loss) before taxes	0.1	(3.8)	1.2
Income tax provision (benefit)	(0.0)	(0.3)	0.6

Net income (loss)	0.1%	(3.4)%	0.6%

Business Overview

Barnes & Noble has been experiencing declining sales trends primarily due to lower store traffic. The Company has been able to offset some of the traffic decline through its efforts to increase conversion through higher customer engagement, as well as increase average transaction values through better merchandise offerings. Additionally, the Company has been able to partially mitigate the impact of the sales decline on profit levels through cost reductions. Recently, the Company began to reinvest some of its cost savings into initiatives to grow its top line sales, including an advertising campaign and increased promotional offers, which contributed to a comparable store sales increase during the third quarter of fiscal 2019. While the Company believes it has lost share on its sales performance, it sees opportunities in an industry that has become more stable.

To improve its performance, the Company’s strategic plan is focused on strengthening its core business by enhancing its customer value proposition; improving profitability through an aggressive expense management program, which will be redeployed to fund growth initiatives; and innovating for the future, which will position the Company for long-term growth.

To strengthen its core business, the Company is focused on enhancing its customer value proposition by improving its merchandise offerings, enriching the overall shopping experience, increasing the value of its Membership Program and expanding its omni-channel capabilities. The Company will continue to leverage the strength of its Barnes & Noble brand, knowledgeable booksellers, vast book selection, omni-channel offering and retail footprint to attract customers and grow sales.

Merchandising initiatives are focused on increasing the impact of promotional activities, narrowing product assortments, improving SKU productivity, refining inventory management processes, testing changes to existing store layouts and remerchandising select business units. The Company believes there is opportunity to increase conversion through higher customer engagement and by improving navigation and discovery throughout the store. Additionally, the Company believes its reinvigorated marketing efforts, which include improved email campaigns and new advertising campaigns, can help improve store traffic trends.

In-store events also drive traffic, reinforcing Barnes & Noble as a destination where customers can meet, browse and discover. The Company has launched new events, such as the Barnes & Noble Book Club, which was designed to bring readers in communities across the country together to discuss some of the most compelling books being published. To generate interest in these and other events, the Company is also utilizing social media, where booksellers communicate events, promotions and new product offerings with customers at the local level in order to drive additional traffic.

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

The Company is focused on simplification throughout its organization to create efficiencies and reinvest resources to support sales growth. The Company is also committed to right sizing its cost structure. At B&N Retail, the Company implemented a new labor model for its stores, increasing store productivity and streamlining store operations. At NOOK, the Company exited non-core businesses and outsourced certain functions. NOOK expects to continue to re-calibrate its cost structure commensurate with sales.

In addition to initiatives focused on growing sales through its existing store base, the Company is innovating for the future and is opening newly designed prototype stores, which it believes could foster sales growth in the future.

52 Weeks Ended April 27, 2019 Compared with 52 Weeks Ended April 28, 2018

The following tables summarize the Company’s results of operations for the 52 weeks ended April 27, 2019 and 52 weeks ended April 28, 2018.

Sales

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 27, 2019	% Total	April 28, 2018	% Total
B&N Retail	$3,481,949	98.0%	$3,575,614	97.6%
NOOK	92,136	2.6%	111,487	3.0%
Elimination	(21,340)	(0.6)%	(24,821)	(0.7)%

Total Sales	$3,552,745	100.0%	$3,662,280	100.0%

The Company’s sales decreased $109.5 million, or 3.0%, during fiscal 2019 to $3.553 billion from $3.662 billion during fiscal 2018. The changes by segment are as follows:

•

B&N Retail sales decreased $93.7 million, or 2.6%, to $3.482 billion from $3.576 billion during the same period one year ago, and accounted for 98.0% of total Company sales. Comparable store sales decreased $56.3 million, or 1.9%, as book categories decreased sales by $76.3 million, or 3.9%, while non-book categories increased sales by $20.0 million, or 1.9%. Closed stores decreased sales by $31.2 million, while new stores increased sales by $13.4 million. Online sales decreased $18.5 million, or 6.7%, as compared to the prior year.

•	NOOK sales decreased $19.4 million, or 17.4%, to $92.1 million from $111.5 million during the same period one year ago, and accounted for 2.6% of total Company sales.

•

Elimination sales, which represent sales from NOOK to B&N Retail on a sell-through basis, decreased $3.5 million, or 14.0%, as compared to the prior year. NOOK sales, net of elimination, accounted for 2.0% of total Company sales.

In fiscal 2019, the Company opened seven and closed ten Barnes & Noble stores, bringing its total number of B&N Retail stores to 627, with 16.4 million square feet in 50 states.

Cost of Sales and Occupancy

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 27, 2019	% Sales	April 28, 2018	% Sales
B&N Retail	$2,453,608	70.5%	$2,521,419	70.5%
NOOK	47,457	51.5%	54,479	48.9%
Elimination	(21,340)	(23.2)%	(24,821)	(22.3)%

Total Cost of Sales and Occupancy	$2,479,725	69.8%	$2,551,077	69.7%

The Company’s cost of sales and occupancy includes costs such as merchandise costs, distribution center costs (including payroll, freight, supplies and other operating expenses), rental expense and common area maintenance, partially offset by landlord tenant allowances amortized over the life of the lease.

Cost of sales and occupancy decreased $71.4 million, or 2.8%, to $2.480 billion in fiscal 2019 from $2.551 billion in fiscal 2018. Cost of sales and occupancy increased as a percentage of sales to 69.8% in fiscal 2019 from 69.7% in fiscal 2018. The changes by segment are as follows:

•

B&N Retail cost of sales and occupancy remained flat as a percentage of sales at 70.5% compared to the same period one year ago primarily due to higher vendor incentives (65 basis points) resulting from amendments to certain publisher agreements and decreased online promotions (35 basis points), partially offset by occupancy deleverage (40 basis points) and higher store markdowns and shrink (40 basis points). The remaining variance was attributable to sales mix and cost deleverage.

•

NOOK cost of sales and occupancy increased as a percentage of sales to 51.5% from 48.9% during the same period one year ago primarily on sales mix, cost deleverage and a prior year favorable channel partner settlement.

Gross Profit

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 27, 2019	% Sales	April 28, 2018	% Sales
B&N Retail	$1,028,341	29.5%	$1,054,195	29.5%
NOOK	44,679	63.1%	57,008	65.8%

Total Gross Profit	$1,073,020	30.2%	$1,111,203	30.3%

The Company’s consolidated gross profit decreased $38.2 million, or 3.4%, to $1.073 billion in fiscal 2019 from $1.111 billion in fiscal 2018. This change was due to the matters discussed above.

Selling and Administrative Expenses

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 27, 2019	% Sales	April 28, 2018	% Sales
B&N Retail	$895,485	25.7%	$943,820	26.4%
NOOK	41,260	58.3%	53,466	61.7%

Total Selling and Administrative Expenses	$936,745	26.4%	$997,286	27.2%

Selling and administrative expenses decreased $60.5 million, or 6.1%, to $936.7 million in fiscal 2019 from $997.3 million in fiscal 2018. Selling and administrative expenses decreased as a percentage of sales to 26.4% in fiscal 2019 from 27.2% in fiscal 2018. The changes by segment are as follows:

•

B&N Retail selling and administrative expenses decreased $48.3 million as compared to prior year, or 70 basis points as a percentage of sales to 25.7% from 26.4%, primarily due to lower store payroll (80 basis points on store sales) on a new labor model, lower employee benefit costs (40 basis points) on lower payroll and favorable claims, and lower severance costs (30 basis points) on prior year strategic initiatives, partially offset by non-recurring professional fees (30 basis points) due to litigation and deal costs and increased advertising and marketing expenses (25 basis points). The remaining variance was attributable to cost reduction initiatives and sales deleverage.

•

NOOK selling and administrative expenses decreased $12.2 million as compared to the prior year, decreasing as a percentage of sales to 58.3% from 61.7% during the same period a year ago. The dollar decrease was primarily attributable to continued cost rationalization efforts, as well as lower variable costs on the sales decline.

Depreciation and Amortization

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 27, 2019	% Sales	April 28, 2018	% Sales
B&N Retail	$87,887	2.5%	$94,334	2.6%
NOOK	9,792	13.8%	12,006	13.9%

Total Depreciation and Amortization	$97,679	2.7%	$106,340	2.9%

Depreciation and amortization decreased $8.7 million, or 8.1%, to $97.7 million in fiscal 2019 from $106.3 million in fiscal 2018. The impact of fully depreciated assets, asset impairments and store closures were partially offset by additional capital expenditures.

Asset Impairments

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 27, 2019	% Sales	April 28, 2018	% Sales
B&N Retail	$22,067	0.6%	$135,435	3.8%
NOOK	—	0.0%	—	0.0%

Total Asset Impairments	$22,067	0.6%	$135,435	3.7%

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets be tested for impairment at least annually or earlier if there are impairment indicators.

Historically, the Company completed its annual goodwill and trade name impairment test as of the first day of its fiscal third quarter of each fiscal year. During the third quarter of fiscal 2019, the Company voluntarily changed the date of its annual goodwill and trade name impairment testing from the first day of fiscal November to the first day of fiscal January. This voluntary change is preferable as it better aligns the timing of the goodwill and trade name impairment testing with the Company’s strategic and annual operating planning process and allows for the inclusion of the most recent holiday sales results in the quantitative and qualitative considerations of the annual impairment tests. The voluntary change in accounting principle related to the annual testing date will not delay, accelerate or avoid an impairment charge. This change is not applied retrospectively as it is impracticable to do so because retrospective application would require application of significant estimates and assumptions with the use of hindsight. Accordingly, the change will be applied prospectively.

The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2019 (October 28, 2018). The fair value of the B&N Retail reporting unit exceeded its carrying value and no impairment existed. The Company completed its new annual goodwill impairment test as of the first day of fiscal January (December 30, 2018). The fair value of the B&N Retail reporting unit exceeded its carrying value and no impairment existed. Although no impairment existed, the Company’s goodwill is at risk of impairment if B&N Retail comparable store sales decline, store closings accelerate, the assumed long-term discount rate increases, or in general the Company does not achieve its forecasted multi-year strategic plan.

The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2018 (October 29, 2017). The fair value of the B&N Retail reporting unit exceeded its carrying value based on the annual goodwill impairment test performed as of that date. Subsequent to the annual goodwill impairment test as of October 29, 2017, sales trends unexpectedly softened during the holiday selling season. Given the lower than expected sales results, the Company revised its forecasted outlook. Following the announcement on January 4, 2018 of the Company’s holiday sales results and its revised outlook, the market price of the Company’s common stock sharply declined. Due to those new impairment indicators, the Company performed an interim goodwill impairment test as of December 30, 2017. As a result of the interim testing, the Company recognized an impairment of its B&N Retail reporting unit goodwill of $133.6 million during the third quarter of fiscal 2018.

The Company completed its annual other unamortizable intangible assets impairment test for its trade name as of the first day of the third quarter of fiscal 2019 (October 28, 2018) and determined that no impairment was necessary. The Company completed its new annual other unamortizable intangible assets impairment test as of the first day of fiscal January (December 30, 2018) and determined that no impairment was necessary. Although no impairment was necessary, the Company’s trade name is at risk of impairment if B&N Retail comparable store sales decline, store closings accelerate, the assumed long-term discount rate increases, or in general the Company does not achieve its forecasted multi-year strategic plan.

The Company completed its annual other unamortizable intangible assets impairment test for its publishing contracts as of the first day of fiscal January (December 30, 2018). As a result of the testing, the Company recognized an impairment of $5.6 million during the third quarter of fiscal 2019. The publishing contracts include the value of long-standing relationships with authors, agents and publishers. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the increased costs related to these publishing contracts, these contracts were impaired.

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates its stores’ long-lived assets and its other long-lived assets for impairment at the individual Barnes & Noble store level and at the reporting unit level, respectively, which is the lowest level at which individual cash flows can be identified. Store impairment losses related to amortizable assets were $16.5 million and $1.8 million for fiscal 2019 and fiscal 2018, respectively.

Operating Income (Loss)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 27, 2019	% Sales	April 28, 2018	% Sales
B&N Retail	$22,902	0.7%	$(119,394)	(3.3)%
NOOK	(6,373)	(9.0)%	(8,464)	(9.8)%

Total Operating Income (Loss)	$16,529	0.5%	$(127,858)	(3.5)%

The Company’s consolidated operating income increased $144.4 million, or 112.9%, to $16.5 million in fiscal 2019 from an operating loss of $127.9 million in fiscal 2018. This change was due to the matters discussed above.

Interest Expense, Net and Amortization of Deferred Financing Fees

	52 Weeks Ended	52 Weeks Ended
Dollars in thousands	April 27, 2019	April 28, 2018	% of Change
Interest Expense, Net and Amortization of Deferred Financing Fees	$13,447	$9,837	36.7%

Net interest expense and amortization of deferred financing fees increased $3.6 million, or 36.7%, to $13.4 million in fiscal 2019 from $9.8 million in fiscal 2018, primarily on higher average borrowings.

Income Tax Benefit

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 27, 2019	Effective Rate	April 28, 2018	Effective Rate
Income Tax Benefit	$(687)	(22.3)%	$(12,215)	8.9%

The Company recorded an income tax benefit of $0.7 million on a pre-tax income of $3.1 million in fiscal 2019, which represented an effective income tax rate of (22.3)%. The Company recorded an income tax benefit of $12.2 million on a pre-tax loss of $137.7 million in fiscal 2018, which represented an effective income tax rate of 8.9%.

The Company’s effective tax rate for fiscal 2019 differs from the statutory rate due to the impact of permanent items such as meals and entertainment, non-deductible executive compensation, tax credits, changes in uncertain tax positions, changes in valuation allowance, state legislation changes and state tax provision, net of federal benefit. The Company’s effective tax rate for fiscal 2018 differs from the statutory rate due to the impact of permanent items such as meals and entertainment, non-deductible executive compensation, tax credits, changes in uncertain tax positions, the impact of the Tax Cuts and Jobs Act, goodwill impairment, changes to valuation allowance and state tax provision, net of federal benefit.

The Company believes that it is reasonably possible that approximately $0.4 million of the remaining unrecognized tax benefits may be recognized within the next twelve months, as a result of settlement of certain tax audits or lapses of statutes of limitations, which could impact the effective tax rate.

Net Income (Loss)

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 27, 2019	Diluted EPS	April 28, 2018	Diluted EPS
Net Income (Loss)	$3,769	$0.05	$(125,480)	$(1.73)

As a result of the factors discussed above, the Company reported a consolidated net income of $3.8 million (or $0.05 per diluted share) during fiscal 2019, compared with consolidated net loss of $125.5 million (or $1.73 per diluted share) during fiscal 2018.

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

Selling and Administrative Expenses

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	% Sales	April 29, 2017	% Sales
B&N Retail	$943,820	26.4%	$958,653	25.3%
NOOK	53,466	61.7%	81,005	73.7%

Total Selling and Administrative Expenses	$997,286	27.2%	$1,039,658	26.7%

Selling and administrative expenses decreased $42.4 million, or 4.1%, to $997.3 million in fiscal 2018 from $1.040 billion in fiscal 2017. Selling and administrative expenses increased as a percentage of sales to 27.2% in fiscal 2018 from 26.7% in fiscal 2017. The changes by segment are as follows:

•

B&N Retail selling and administrative expenses decreased $14.8 million as compared to prior year, while increasing 105 basis points as a percentage of sales to 26.4% from 25.3% for the year. The current year included severance costs of $16.2 million (45 basis points). The Company implemented a new labor model for its stores, resulting in the elimination of certain store positions. Unfavorable variances to the prior year also included higher store payroll (25 basis points on store sales) as sales deleverage and wage increases outpaced productivity gains, higher employee benefit costs (20 basis points) on increased medical claims and strategic consulting costs (20 basis points). The remaining variance was attributable to sales deleverage and the general timing of expenses.

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

Asset Impairments

	52 Weeks Ended		52 Weeks Ended
Dollars in thousands	April 28, 2018	% Sales	April 29, 2017	% Sales
B&N Retail	$135,435	3.8%	$349	0.0%
NOOK	—	0.0%	—	0.0%

Total Asset Impairments	$135,435	3.7%	$349	0.0%

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets be tested for impairment at least annually or earlier if there are impairment indicators.

The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2018 (October 29, 2017). The fair value of the B&N Retail reporting unit exceeded its carrying value based on the annual goodwill impairment test performed as of that date. Subsequent to the annual goodwill impairment test as of October 29, 2017, sales trends unexpectedly softened during the holiday selling season. Given the lower than expected sales results, the Company revised its forecasted outlook. Following the announcement on January 4, 2018 of the Company’s holiday sales results and its revised outlook, the market price of the Company’s common stock sharply declined. Due to those new impairment indicators, the Company performed an interim goodwill impairment test as of December 30, 2017. As a result of the interim testing, the Company recognized an impairment of its B&N Retail reporting unit goodwill of $133.6 million during the third quarter of fiscal 2018.

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates its stores’ long-lived assets and its other long-lived assets for impairment at the individual Barnes & Noble store level and at the reporting unit level, respectively, which is the lowest level at which individual cash flows can be identified. Store impairment losses related to amortizable assets were $1.8 million and $0.3 million for fiscal 2018 and fiscal 2017, respectively.

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

Net interest expense and amortization of deferred financing fees increased $2.3 million, or 31.0%, to $9.8 million in fiscal 2018 from $7.5 million in fiscal 2017, primarily on higher average borrowings.

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

Cash Flows

The Company’s cash and cash equivalents were $9.4 million as of April 27, 2019, compared with $10.8 million as of April 28, 2018. The decrease in cash and cash equivalents of $1.3 million versus the prior year period was due to changes in working capital and cash flows as outlined below.

Net cash flows provided by operating activities for fiscal 2019 were $106.0 million, as compared to net cash flows provided by operating activities of $37.1 million for fiscal 2018. The favorable year-over-year comparison was primarily attributable to higher earnings, changes in working capital and changes in uncertain tax positions.

Net cash flows used in investing activities for fiscal 2019 were $113.7 million, as compared to net cash flows used in investing activities of $87.7 million for fiscal 2018. This increase was primarily related to an increase in capital expenditures for new store prototypes and merchandising initiatives.

Net cash flows provided by financing activities for fiscal 2019 were $6.4 million, as compared to net cash flows provided by financing activities of $49.3 million for fiscal 2018. This decrease was primarily related to repayment of debt and bank fees related to the credit facility amendment, partially offset by the timing of dividend payments.

Over the past 12 months, the Company has returned $32.9 million in cash to its shareholders through dividends.

Additional year-over-year balance sheet changes include the following:

•	Receivables, net decreased $3.3 million, or 5.1%, to $61.2 million as of April 27, 2019, compared to $64.6 million as of April 28, 2018.

•

Merchandise inventories, net decreased $34.5 million, or 3.6%, to $923.7 million as of April 27, 2019, compared to $958.2 million as of April 28, 2018, on improved inventory management, including, but not limited to, the timing of merchandise returns.

•	Prepaid expenses and other current assets increased $4.7 million, or 7.1%, to $69.8 million as of April 27, 2019, compared to $65.2 million as of April 28, 2018, primarily related to income taxes.

•

Property and equipment, net increased $1.3 million, or 0.5%, to $256.8 million as of April 27, 2019, compared to $255.5 million as of April 28, 2018, as capital expenditures were offset by depreciation, retirements and impairments.

•

Intangible assets, net decreased $5.9 million, or 1.9%, to $303.7 million as of April 27, 2019, compared to $309.6 million as of April 28, 2018, due to a publishing contracts impairment charge of $5.6 million during the third quarter of fiscal 2019.

•

Other non-current assets decreased $3.3 million, or 23.0%, to $10.9 million as of April 27, 2019, compared to $14.1 million as of April 28, 2018, due to income taxes, partially offset by a net increase in deferred financing fees related to the credit facility amendment.

•

Accounts payable decreased $39.9 million, or 8.7%, to $418.9 million as of April 27, 2019, compared to $458.9 million as of April 28, 2018. Accounts payable represented 45.4% and 47.9% of merchandise inventories as of April 27, 2019 and April 28, 2018, respectively. This ratio is subject to changes in product mix and the timing of purchases, payments and returns.

•

Accrued liabilities increased $7.9 million, or 3.0%, to $268.1 million as of April 27, 2019, compared to $260.2 million as of April 28, 2018. Accrued liabilities include deferred income, compensation, occupancy related, legal and other selling and administrative miscellaneous accruals.

•

Gift card liabilities decreased $108.0 million, or 33.4%, to $215.5 million as of April 27, 2019, compared to $323.5 million as of April 28, 2018, due primarily to the impact of the adoption of Topic 606. The Company recognized gift card breakage of $42.3 million and $43.9 million during fiscal 2019 and fiscal 2018, respectively.

•	Deferred taxes increased $18.2 million, or 35.0%, to $70.3 million as of April 27, 2019, compared to $52.0 million as of April 28, 2018, primarily due to the impact of the adoption of Topic 606.

•	Other long-term liabilities increased $0.3 million, or 0.3%, to $84.5 million as of April 27, 2019, compared to $84.3 million as of April 28, 2018, primarily due to deferred rent.

Capital Structure

Credit Facility

On August 3, 2015, the Company and certain of its subsidiaries entered into a credit agreement (as amended, the Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders from time to time party thereto, under which the lenders committed to provide a five-year asset-backed revolving credit facility in an aggregate committed principal amount of up to $700.0 million (Revolving Credit Facility). On September 30, 2016, the Company amended the Credit Agreement to provide for a new “first-in, last-out” revolving credit facility (the FILO Credit Facility and, together with the Revolving Credit Facility, the Credit Facility) in an aggregate principal amount of up to $50.0 million. The Company generally must draw down the FILO Credit Facility before making any borrowings under the Revolving Credit Facility. On July 13, 2018, the Company entered into a second amendment to the Credit Agreement which, among other things, extended the maturity date of the $750.0 million Credit Facility to July 13, 2023 and reduced the interest rate margins applicable to the loans thereunder (Second Amendment). On June 6, 2019, the Company entered into an amendment to the Credit Agreement which amended the first sentence of Section 7.04 (Fundamental Change) of the Credit Agreement by deleting the words “(or agree to do any of the foregoing)”, which deletion permitted the Company to enter into the Merger Agreement (together with the Second Amendment, the Amended Credit Facility).

Proceeds from the Amended Credit Facility are primarily used for general corporate purposes, including seasonal working capital needs. The Amended Credit Facility is secured by substantially all of the inventory, accounts receivable and related assets of the Company and certain of its subsidiaries (collectively, the Loan Parties), but excluding the equity interests in the Company and its subsidiaries, intellectual property, equipment and certain other property. Borrowings under the Amended Credit Facility are limited to a specified percentage of eligible collateral. The Company has the option to request an increase in commitments under the Amended Credit Facility of up to $250.0 million, subject to certain restrictions.

The Amended Credit Facility allows the Company to declare and pay up to $70.0 million in dividends annually to its stockholders without compliance with any availability or ratio-based limitations.

Interest under the Revolving Credit Facility accrues, at the election of the Company, at a LIBOR or alternate base rate, plus, in each case, an applicable interest rate margin between LIBOR plus 1.750% per annum and LIBOR plus 1.250% per annum or between the alternate base rate plus 0.750% per annum and the alternate base rate plus 0.250% per annum, based upon the average daily availability under the Revolving Credit Facility for the immediately preceding fiscal quarter. Interest under the FILO Credit Facility accrues, at the election of the Company, at a LIBOR or alternate base rate, plus, in each case, an applicable interest rate margin, which is also determined by reference to the level of excess availability under the Revolving Credit Facility. Loans under the FILO Credit Facility bear interest at 1.000% per annum more than loans under the Revolving Credit Facility.

The Credit Agreement contains customary negative covenants, which limit the Company’s ability to incur additional indebtedness, create liens, make investments, make restricted payments or specified payments and merge or acquire assets, among other things. In addition, if excess availability under the Amended Credit Facility were to fall below certain specified levels, certain additional covenants (including fixed charge coverage ratio requirements) would be triggered, and the lenders would assume dominion and control over the Loan Parties’ cash.

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

The following table presents selected information related to the Company’s credit facilities (in thousands):

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Credit facility at period end	$203,800	158,700	64,900
Average balance outstanding during the period	$215,630	141,478	96,297
Maximum borrowings outstanding during the period	$335,825	287,933	285,278
Weighted average interest rate during the period (a)	5.29%	5.55%	5.77%
Interest rate at end of period	4.17%	3.92%	3.73%

(a)	Includes commitment fees.

The Company wrote off $0.3 million of deferred financing fees related to the Credit Facility during the first quarter of fiscal 2019 and the remaining unamortized deferred financing fees of $3.8 million were deferred and are being amortized over the five-year term of the Amended Credit Facility. The Company also incurred $4.4 million of fees to secure the Amended Credit Facility, which are being amortized over the five-year term accordingly.

Fees expensed with respect to the unused portion of the credit facilities were $1.9 million, $2.2 million and $2.2 million during fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

The Company had $203.8 million of outstanding debt under the Amended Credit Facility as of April 27, 2019 and $158.7 million of outstanding debt under the Credit Facility as of April 28, 2018. The Company had $31.7 million of outstanding letters of credit under the Amended Credit Facility as of April 27, 2019 and $34.2 million of outstanding letters of credit under the Credit Facility as of April 28, 2018.

The Company has no agreements to maintain compensating balances.

Capital Investment

The Company’s investing activities consist principally of capital expenditures for the maintenance of existing stores, merchandising initiatives, new store construction and enhancements to systems and the website. Capital expenditures totaled $113.7 million, $87.7 million and $96.3 million during fiscal 2019, fiscal 2018 and fiscal 2017, respectively. Fiscal 2020 capital expenditure levels are expected to be approximately $100.0 million, although commitment to many such expenditures has not yet been made. Capital expenditures planned for fiscal 2020 primarily include new store development, merchandising initiatives, maintenance of existing stores, enhancements to systems and the website.

Based upon the Company’s current operating levels and capital expenditures planned for fiscal 2020, management believes cash and cash equivalents on hand, funds available under its credit facility and short-term vendor financing will be sufficient to meet the Company’s normal working capital and debt service requirements for at least the next 12 months. The Company regularly evaluates its capital structure and conditions in the financing markets to ensure it maintains adequate flexibility to successfully execute its business plan.

On March 15, 2017, the Company’s Board of Directors authorized a stock repurchase program of up to $50.0 million of its common shares. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. The stock repurchase program has no expiration date and may be suspended or discontinued at any time. The Company’s repurchase plan is intended to comply with the requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company did not repurchase shares under this plan in fiscal 2019 and fiscal 2018. The Company has remaining capacity of $50.0 million under the repurchase program as of April 27, 2019.

As of April 27, 2019, the Company has repurchased 39,745,497 shares at a cost of approximately $1.1 billion since the inception of the Company’s current and prior stock repurchase programs. The repurchased shares are held in treasury.

Contractual Obligations

The following table sets forth the Company’s contractual obligations as of April 27, 2019 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating lease obligations (a)	$1,126.3	$316.0	$476.8	$235.8	$97.7
Purchase obligations (b)	116.2	70.2	44.5	1.5	—
Interest obligations (c)	11.8	2.9	5.6	3.3	—
Other long-term liabilities reflected on the Company’s balance sheet under U.S. GAAP (d)	—	—	—	—	—

Total	$1,254.3	$389.1	$526.9	$240.6	$97.7

(a)	Excludes obligations under store leases for insurance, taxes and other maintenance costs, which totaled approximately 23.7% of the minimum rent payments under those leases.

(b)	Includes hardware and software maintenance contracts and inventory purchase commitments.

(c)	Represents commitment fees related to the Company’s Credit Facility.

(d)

Excludes $4.4 million of unrecognized tax benefits for which the Company cannot make a reasonably reliable estimate of the amount and period of payment. See Note 9 to the Notes to Consolidated Financial Statements.

See also Note 8 to the Notes to Consolidated Financial Statements for information concerning the Company’s defined contribution plan.

Off-Balance Sheet Arrangements

As of April 27, 2019, the Company had no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

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

Revenue Recognition

On April 29, 2018, the Company adopted Topic 606 using the modified retrospective approach for all contracts not completed as of the adoption date. Financial results for reporting periods beginning after April 28, 2018 are presented in accordance with Topic 606, while prior periods will continue to be reported in accordance with our pre-adoption accounting policies and therefore have not been adjusted to conform to Topic 606.

The primary impact of adopting Topic 606 relates to the timing of revenue recognition for gift card breakage. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. Prior to adoption of Topic 606, the Company recorded this amount in revenue on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. Upon adoption, the Company now recognizes estimated gift card breakage as revenue proportionately as redemption occurs. This change in accounting policy was accounted for through a cumulative effect adjustment to increase retained earnings during the first quarter of fiscal 2019. The Company reclassified $90.1 million from gift card liabilities resulting in a cumulative effect adjustment of $70.0 million, net of tax, to retained earnings on the Company’s consolidated balance sheets and consolidated statement of changes in stockholders’ equity. Additionally, the adoption of Topic 606 resulted in insignificant financial statement presentation reclassifications related to sales return reserve. The Company does not expect the adoption of Topic 606 to have a significant impact on the consolidated financial statements on a prospective basis.

In accordance with Topic 606, revenue shall be recognized upon satisfaction of all contractual performance obligations and transfer of control to the customer. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for corresponding goods or services. Substantially all of the Company’s sales are single performance obligation arrangements for retail sale transactions for which the transaction price is equivalent to the stated price of the product or service, net of any stated discounts applicable at a point in time. Each sales transaction results in an implicit contract with the customer to deliver a product or service at the point of sale. Revenue from retail sales is recognized at the point of sale, net of sales tax and estimated future returns. Revenue from eCommerce sales is recognized upon estimated delivery and receipt of the shipment by the Company’s customers. Freight costs are included within the Company’s cost of sales and occupancy. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of goods sold in the period that the related sales are recorded. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

NOOK acquires the rights to distribute digital content from publishers and distributes the content on www.barnesandnoble.com, NOOK® devices and other eBookstore platforms. Certain digital content is distributed under an agency pricing model, in which the publishers set prices for eBooks and NOOK receives a commission on content sold. The majority of the Company’s eBooks sold are under the agency model.

The Barnes & Noble Membership Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail, for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the 12-month period based upon historical spending patterns for Barnes & Noble members.

The following table summarizes disaggregated revenue from contracts with customers by product line:

Sales by Product Line	52 weeks ended April 27, 2019	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017
Media (a)	68%	69%	70%
Digital (b)	2%	3%	3%
Other (c)	30%	28%	27%

Total	100%	100%	100%

(a)	Includes tangible books, music, movies and newsstand.

(b)	Includes NOOK®, related accessories, eContent and warranties.

(c)	Includes Toys & Games, café products, gifts and miscellaneous other.

Gift Cards

The Company sells gift cards, which can be used in its stores, on www.barnesandnoble.com, on NOOK® devices and at Barnes & Noble Education, Inc. (B&N Education) stores. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Gift cards redeemed at B&N Education are funded by the gift card liability at the Company. Over time, a portion of the gift cards issued is typically not redeemed. This is referred to as gift card breakage. Effective April 29, 2018, the Company adopted Topic 606. The adoption of Topic 606 resulted in changes in the timing of revenue recognition for gift card breakage. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. Prior to adoption of Topic 606, the Company recorded this amount in revenue on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. Upon adoption, the Company now recognizes estimated gift card breakage as revenue proportionately as redemption occurs.

The Company’s contract liabilities relate to its gift card program. Below is a summary of the changes during fiscal 2019 (in thousands):

Total Company
Gift card liabilities balance as of April 28, 2018	$323,465
Adoption of Topic 606	(90,147)
Gift card breakage	(42,282)
Gift card redemptions	(247,231)
Gift card issuances	271,654

Gift card liabilities balance as of April 27, 2019	$215,459

The Company recognized gift card breakage of $42.3 million, $43.9 million and $35.5 million during fiscal 2019, fiscal 2018 and fiscal 2017, respectively. A 25 basis point change in the Company’s gift card breakage rate at April 27, 2019 would have affected pre-tax earnings by approximately $1.9 million in fiscal 2019.

Merchandise Inventories

Merchandise inventories, except NOOK merchandise inventories, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under the first-in, first-out (FIFO) basis. NOOK merchandise inventories are recorded based on the average cost method and are valued at the lower of cost or net realizable value.

Market is determined based on the estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on the Company’s history of liquidating non-returnable inventory. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on the Company’s history of liquidating non-returnable inventory are incorrect, it may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory reserve would have affected pre-tax earnings by approximately $5.2 million in fiscal 2019.

The Company also estimates and accrues shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. The Company does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if the Company’s estimates regarding shortage rates are incorrect, it may be exposed to losses or gains that could be material. A 10 basis point change in actual shortage rates would have affected pre-tax earnings by approximately $1.3 million in fiscal 2019.

Property and Equipment and Other Long-Lived Assets

The Company’s long-lived assets include property and equipment and amortizable intangibles. At April 27, 2019, the Company had $256.8 million of property and equipment, net of accumulated depreciation, and $0.0 million of amortizable intangible assets, net of amortization, accounting for approximately 15.1% of the Company’s total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates its stores’ long-lived assets and its other long-lived assets for impairment at the individual Barnes & Noble store level and at the reporting unit level, respectively, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Store impairment losses related to amortizable assets totaled $16.5 million, $1.8 million and $0.3 million during fiscal 2019, fiscal 2018 and fiscal 2017, respectively. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if the Company is subject to further risk of impairment if comparable store sales continue to decline, the Company’s cost reduction plans do not materialize, the assumed long-term discount rate increases, new store prototypes do not meet their forecasted returns, or in general the Company does not achieve its forecasted strategic turnaround plan. A 10% decrease in the Company’s estimated discounted cash flows would have resulted in an additional $0.2 million of store impairment charge on the Company’s results of operations in fiscal 2019.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 27, 2019, the Company had $70.0 million of goodwill (on its Retail reporting unit) and $303.7 million of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 21.9% of the Company’s total assets. ASC 350-30, Goodwill and Other Intangible Assets (ASC 350-30), requires that goodwill and other unamortizable intangible assets be tested for impairment at least annually or earlier if there are impairment indicators.

Historically, the Company completed its annual goodwill and trade name impairment test as of the first day of its fiscal third quarter of each fiscal year. During the third quarter of fiscal 2019, the Company voluntarily changed the date of its annual goodwill and trade name impairment testing from the first day of fiscal November to the first day of fiscal January. This voluntary change is preferable as it better aligns the timing of the goodwill and trade name impairment testing with the Company’s strategic and annual operating planning process and allows for the inclusion of the most recent holiday sales results in the quantitative and qualitative considerations of the annual impairment tests. The voluntary change in accounting principle related to the annual testing date will not delay, accelerate or avoid an impairment charge. This change is not applied retrospectively as it is impracticable to do so because retrospective application would require application of significant estimates and assumptions with the use of hindsight. Accordingly, the change will be applied prospectively.

The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2019 (October 28, 2018). The fair value of the B&N Retail reporting unit exceeded its carrying value and no impairment existed. The Company completed its new annual goodwill impairment test as of the first day of fiscal January (December 30, 2018). The fair value of the B&N Retail reporting unit exceeded its carrying value and no impairment existed. Although no impairment existed, the Company’s goodwill is at risk of impairment if B&N Retail comparable store sales decline, store closings accelerate, the assumed long-term discount rate increases, or in general the Company does not achieve its forecasted multi-year strategic plan.

The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2018 (October 29, 2017). The fair value of the B&N Retail reporting unit exceeded its carrying value based on the annual goodwill impairment test performed as of that date. Subsequent to the annual goodwill impairment test as of October 29, 2017, sales trends unexpectedly softened during the holiday selling season. Given the lower than expected sales results, the Company revised its forecasted outlook. Following the announcement on January 4, 2018 of the Company’s holiday sales results and its revised outlook, the market price of the Company’s common stock sharply declined. Due to those new impairment indicators, the Company performed an interim goodwill impairment test as of December 30, 2017. As a result of the interim testing, the Company recognized an impairment of its B&N Retail reporting unit goodwill of $133.6 million during the third quarter of fiscal 2018.

There was no impairment loss related to goodwill during fiscal 2017.

The Company completed its annual other unamortizable intangible assets impairment test for its trade name as of the first day of the third quarter of fiscal 2019 (October 28, 2018) and determined that no impairment was necessary. The Company completed its new annual other unamortizable intangible assets impairment test as of the first day of fiscal January (December 30, 2018) and determined that no impairment was necessary. Although no impairment was necessary, the Company’s trade name is at risk of impairment if B&N Retail comparable store sales decline, store closings accelerate, the assumed long-term discount rate increases, or in general the Company does not achieve its forecasted multi-year strategic plan.

The Company completed its annual other unamortizable intangible assets impairment test for its publishing contracts as of the first day of fiscal January (December 30, 2018). As a result of the testing, the Company recognized an impairment of $5.6 million during the third quarter of fiscal 2019. The publishing contracts include the value of long-standing relationships with authors, agents and publishers. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the increased costs related to these publishing contracts, these contracts were impaired.

There were no impairment losses related to unamortizable intangible assets during fiscal 2018 and fiscal 2017.

A 10% decrease in the Company’s estimated discounted cash flows would have resulted in an additional $1.0 million impairment charge on the Company’s results of operations in fiscal 2019.

Internal-Use Software and Website Development Costs

Direct costs incurred to develop software for internal use and website development costs are capitalized and amortized over an estimated useful life of three to seven years. During fiscal 2019 and fiscal 2018, the Company capitalized costs, primarily related to labor, consulting, hardware and software, of $15.5 million and $17.6 million, respectively. Amortization of previously capitalized amounts was $23.4 million, $21.8 million and $23.6 million for fiscal 2019, fiscal 2018 and fiscal 2017, respectively. Costs related to the design or maintenance of internal-use software and website development are expensed as incurred.

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

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various tax authorities. Consequently, changes in the Company’s estimates for contingent tax liabilities may materially impact the Company’s results of operations or financial position. A 1% variance in the Company’s effective tax rate would have affected the Company’s results of operations in fiscal 2019 by $0.0 million.

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

Such statements reflect the current views of Barnes & Noble with respect to future events, the outcome of which is subject to certain risks, including, among others, risks arising in connection with the Merger Agreement, the general economic environment and consumer spending patterns, decreased consumer demand for Barnes & Noble’s products, low growth or declining sales and net income due to various factors, including store closings, higher-than-anticipated or increasing costs, including with respect to store closings, relocation, occupancy (including in connection with lease renewals) and labor costs, the effects of competition, the risk of insufficient access to financing to implement future business initiatives, risks associated with data privacy and information security, risks associated with Barnes & Noble’s supply chain, including possible delays and disruptions and increases in shipping rates, various risks associated with the digital business, including the possible loss of customers, declines in digital content sales, risks and costs associated with ongoing efforts to rationalize the digital business, risks associated with the eCommerce business, including the possible loss of eCommerce customers and declines in eCommerce sales, the risk that financial and operational forecasts and projections are not achieved, the performance of Barnes & Noble’s initiatives including but not limited to new store concepts and eCommerce initiatives, unanticipated adverse litigation results or effects, potential infringement of Barnes & Noble’s intellectual property by third parties or by Barnes & Noble of the intellectual property of third parties, and other factors, including those factors discussed in detail in Item 1A, “Risk Factors,” and in Barnes & Noble’s other filings made hereafter from time to time with the SEC.

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

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2019	Fiscal 2018	Fiscal 2017
Sales	$3,552,745	$3,662,280	$3,894,558
Cost of sales and occupancy	2,479,725	2,551,077	2,682,356

Gross profit	1,073,020	1,111,203	1,212,202
Selling and administrative expenses	936,745	997,286	1,039,658
Depreciation and amortization	97,679	106,340	117,887
Asset impairments	22,067	135,435	349

Operating income (loss)	16,529	(127,858)	54,308
Interest expense, net and amortization of deferred financing fees	13,447	9,837	7,509

Income (loss) before income taxes	3,082	(137,695)	46,799
Income tax provision (benefit)	(687)	(12,215)	24,776

Net income (loss)	$3,769	$(125,480)	$22,023

Income (loss) per common share:
Basic	$0.05	$(1.73)	$0.30
Diluted	$0.05	$(1.73)	$0.30
Weighted average common shares outstanding:
Basic	72,919	72,588	72,188
Diluted	73,124	72,588	72,328
Dividends declared per common share	$0.60	$0.60	$0.60

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	Fiscal 2019	Fiscal 2018	Fiscal 2017
Net income (loss)	$3,769	$(125,480)	$22,023
Other comprehensive income (loss), net of tax:
(Increase) decrease in minimum pension/post-retirement liability (net of deferred tax benefit (expense) of $(8), $15 and $(107), respectively)	22	(39)	164

Total comprehensive income (loss)	$3,791	$(125,519)	$22,187

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	April 27, 2019	April 28, 2018
ASSETS
Current assets:
Cash and cash equivalents	$9,443	$10,769
Receivables, net	61,247	64,562
Merchandise inventories, net	923,714	958,196
Prepaid expenses and other current assets	69,807	65,153

Total current assets	1,064,211	1,098,680

Property and equipment:
Land and land improvements	2,541	2,541
Buildings and leasehold improvements	1,096,778	1,080,952
Fixtures and equipment	1,552,613	1,523,485

	2,651,932	2,606,978
Less accumulated depreciation and amortization	2,395,142	2,351,454

Net property and equipment	256,790	255,524

Goodwill	70,030	71,593
Intangible assets, net	303,736	309,649
Other non-current assets	10,867	14,122

Total assets	$1,705,634	$1,749,568

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$418,948	$458,896
Accrued liabilities	268,143	260,209
Gift card liabilities	215,459	323,465

Total current liabilities	902,550	1,042,570

Long-term debt	203,800	158,700
Deferred taxes	70,261	52,044
Other long-term liabilities	84,526	84,271
Shareholders’ equity:
Common stock; $0.001 par value; 300,000 shares authorized; 112,782 and 112,238 shares issued, respectively	112	112
Additional paid-in capital	1,753,530	1,749,555
Accumulated other comprehensive income	298	276
Retained earnings	(186,823)	(216,236)
Treasury stock, at cost, 39,745 and 39,585 shares, respectively	(1,122,620)	(1,121,724)

Total shareholders’ equity	444,497	411,983

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	$1,705,634	$1,749,568

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands)	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock, at Cost	Total
Balance at April 30, 2016	$112	1,738,034	151	(24,349)	(1,110,438)	$603,510
Net income	—	—	—	22,023	—	22,023
Postretirement plan liability, net of tax	—	—	164	—	—	164
Exercise of 31 common stock options	—	312	—	—	—	312
Stock options and restricted stock tax benefits	—	1,110	—	—	—	1,110
Stock-based compensation expense	—	6,299	—	—	—	6,299
Cash dividends declared	—	—	—	(43,887)	—	(43,887)
Accrued dividends for long-term incentive awards	—	—	—	(212)	—	(212)
Purchase of treasury stock related to stock-based compensation, 248 shares	—	—	—	—	(2,694)	(2,694)
Treasury stock repurchase plan, 2,020 shares	—	—	—	—	(23,281)	(23,281)
Distribution of Rabbi Trust shares (see Note 3)	—	(15,342)	—	—	15,342	—
Tax benefit from distribution of Rabbi Trust	—	10,967	—	—	—	10,967

Balance at April 29, 2017	$112	1,741,380	315	(46,425)	(1,121,071)	$574,311

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands)	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock, at Cost	Total
Balance at April 29, 2017	$112	1,741,380	315	(46,425)	(1,121,071)	$574,311
Adoption of ASU 2016-09	—	1,310	—	155	—	1,465
Net loss	—	—	—	(125,480)	—	(125,480)
Postretirement plan liability, net of tax	—	—	(39)	—	—	(39)
Stock-based compensation expense	—	6,865	—	—	—	6,865
Cash dividends declared	—	—	—	(43,638)	—	(43,638)
Accrued dividends for long-term incentive awards	—	—	—	(848)	—	(848)
Purchase of treasury stock related to stock-based compensation, 88 shares	—	—	—	—	(653)	(653)

Balance at April 28, 2018	$112	1,749,555	276	(216,236)	(1,121,724)	$411,983

Net income	—	—	—	3,769	—	3,769
Postretirement plan liability, net of tax	—	—	22	—	—	22
Stock-based compensation expense	—	3,975	—	—	—	3,975
Cash dividends declared/paid	—	—	—	(43,874)	—	(43,874)
Accrued dividends for long-term incentive awards	—	—	—	(526)	—	(526)
Purchase of treasury stock related to stock-based compensation, 161 shares	—	—	—	—	(896)	(896)
Adoption of ASU 2014-09 (see Note 1)	—	—	—	70,044	—	70,044

Balance at April 27, 2019	$112	1,753,530	298	(186,823)	(1,122,620)	$444,497

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year	Fiscal 2019	Fiscal 2018	Fiscal 2017
(In thousands)
Cash flows from operating activities:
Net income (loss)	$3,769	$(125,480)	$22,023
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization (including amortization of deferred financing fees)	99,649	108,293	119,837
Stock-based compensation expense	3,975	6,865	6,299
Impairment charges	22,067	135,435	349
Deferred taxes	766	(30,865)	28,534
Loss on disposal of property and equipment	782	730	1,262
Net decrease in other long-term liabilities	(1,772)	(15,094)	(14,602)
Net (increase) decrease in other non-current assets	5,617	(4,962)	872
Changes in operating assets and liabilities, net	(28,863)	(37,816)	(17,752)

Net cash flows provided by operating activities	$105,990	$37,106	$146,822

Cash flows from investing activities:
Purchases of property and equipment	(113,731)	(87,651)	(96,258)

Net cash flows used in investing activities	$(113,731)	$(87,651)	$(96,258)

Cash flows from financing activities:
Proceeds from credit facility	1,218,274	1,173,317	1,140,178
Payments on credit facility	(1,173,174)	(1,079,517)	(1,122,478)
Cash dividends paid	(32,874)	(43,638)	(43,887)
Treasury stock repurchase plan	—	—	(23,281)
Purchase of treasury stock related to stock-based compensation	(896)	(653)	(2,694)
Payment of amended credit facility related fees	(4,425)	—	—
Payment of credit facility related fees	—	—	(474)
Proceeds from exercise of common stock options	—	—	312
Cash dividends paid for long-term incentive awards	(490)	(188)	(85)

Net cash flows provided by (used in) financing activities	$6,415	$49,321	$(52,409)

Net decrease in cash and cash equivalents	(1,326)	(1,224)	(1,845)
Cash and cash equivalents at beginning of period	10,769	11,993	13,838

Cash and cash equivalents at end of period	$9,443	$10,769	$11,993

Changes in operating assets and liabilities, net:
Receivables, net	$3,315	$2,732	$57,623
Merchandise inventories, net	34,482	(11,287)	(13,186)
Prepaid expenses and other current assets	(5,751)	37,096	4,096
Accounts payable, accrued liabilities and gift card liabilities	(60,909)	(66,357)	(66,285)

Changes in operating assets and liabilities, net	$(28,863)	$(37,816)	$(17,752)

Supplemental cash flow information
Cash paid during the period for:
Interest	$11,609	$7,611	$5,487
Income taxes (net of refunds)	$(469)	$(3,145)	$(16,859)
Non-cash financing activity:
Accrued cash dividends	$11,000	$—	$—
Accrued dividends for long-term incentive awards	$1,273	$1,237	$577

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)

For the 52 weeks ended April 27, 2019 (fiscal 2019), 52 weeks ended April 28, 2018 (fiscal 2018) and 52 weeks ended April 29, 2017 (fiscal 2017).

1.	Summary of Significant Accounting Policies

Business

Barnes & Noble, Inc. (Barnes & Noble or the Company), one of the nation’s largest booksellers,3 provides customers a unique experience across its omni-channel distribution platform. As of April 27, 2019, the Company operates 627 bookstores in 50 states, maintains an eCommerce site, develops digital reading products and operates NOOK, one of the largest digital bookstores. Barnes & Noble is utilizing the strength of its retail footprint in combination with its online and digital businesses to provide an omni-channel experience for its customers, fulfilling its commitment to offer customers any book, anytime, anywhere and in any format.

Barnes & Noble Retail (B&N Retail) operates 627 retail bookstores, primarily under the Barnes & Noble Booksellers® trade name, and includes the Company’s eCommerce site. B&N Retail also includes Sterling Publishing Co., Inc. (Sterling or Sterling Publishing), a leader in general trade book publishing. The NOOK segment represents the Company’s digital business, offering digital books and magazines for sale and consumption online, NOOK®4 reading devices, co-branded NOOK® tablets and reading software for iOS, Android and Windows.

The Company’s principal business is the sale of trade books (generally, hardcover and paperback titles), mass market paperbacks (such as mystery, romance, science fiction and other popular fiction), children’s books, eBooks and other digital content, NOOK® and related accessories, bargain books, textbooks, magazines, gifts, café products and services, educational toys & games, music and movies direct to customers through its bookstores or on www.barnesandnoble.com.

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
[4]

Any references to NOOK® include the Company’s NOOK® Tablets, Samsung Galaxy Tab® A NOOK®, Samsung Galaxy Tab® E NOOK®, NOOK® GlowLight® 3 and NOOK® GlowLight Plus® devices, each of which includes a registered trademark symbol (®) even if such a symbol is not included herein.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories

Merchandise inventories, except NOOK merchandise inventories, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method under the first-in, first-out (FIFO) basis. NOOK merchandise inventories are recorded based on the average cost method and are valued at the lower of cost or net realizable value.

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

Property and Equipment and Other Long-Lived Assets

Property and equipment are carried at cost, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed using the straight-line method over estimated useful lives. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. Fixtures and equipment are capitalized and amortized over the shorter of their estimated useful lives or 10 years. Capitalized lease acquisition costs are being amortized over the lease terms of the underlying leases. System costs are capitalized and included in property and equipment. These costs are depreciated over their estimated useful lives from the date the systems become operational. The Company had $256,790 and $255,524 of property and equipment, net of accumulated depreciation, at April 27, 2019 and April 28, 2018, respectively, and $97,267, $105,696 and $117,105 of depreciation expense for fiscal 2019, fiscal 2018 and fiscal 2017, respectively. Capitalized software costs of $63,723 and $72,462 for fiscal 2019 and fiscal 2018, respectively, are included in property and equipment.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and considers market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company evaluates its stores’ long-lived assets and its other long-lived assets for impairment at the individual Barnes & Noble store level and at the reporting unit level, respectively, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, the Company will first compare the carrying amount of the assets to the individual store’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the individual store’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Store impairment losses related to amortizable assets totaled $16,473, $1,823 and $349 during fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying consolidated balance sheets.

At April 27, 2019, the Company had $70,030 of goodwill (on its Retail reporting unit) and $303,700 of unamortizable intangible assets (those with an indefinite useful life), accounting for approximately 21.9% of the Company’s total assets. ASC 350-30 requires that goodwill and other unamortizable intangible assets be tested for impairment at least annually or earlier if there are impairment indicators.

Historically, the Company completed its annual goodwill and trade name impairment test as of the first day of its fiscal third quarter of each fiscal year. During the third quarter of fiscal 2019, the Company voluntarily changed the date of its annual goodwill and trade name impairment testing from the first day of fiscal November to the first day of fiscal January. This voluntary change is preferable as it better aligns the timing of the goodwill and trade name impairment testing with the Company’s strategic and annual operating planning process and allows for the inclusion of the most recent holiday sales results in the quantitative and qualitative considerations of the annual impairment tests. The voluntary change in accounting principle related to the annual testing date will not delay, accelerate or avoid an impairment charge. This change is not applied retrospectively as it is impracticable to do so because retrospective application would require application of significant estimates and assumptions with the use of hindsight. Accordingly, the change will be applied prospectively.

The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2019 (October 28, 2018). The fair value of the B&N Retail reporting unit exceeded its carrying value and no impairment existed. The Company completed its new annual goodwill impairment test as of the first day of fiscal January (December 30, 2018). The fair value of the B&N Retail reporting unit exceeded its carrying value and no impairment existed. Although no impairment existed, the Company’s goodwill is at risk of impairment if B&N Retail comparable store sales decline, store closings accelerate, the assumed long-term discount rate increases, or in general the Company does not achieve its forecasted multi-year strategic plan.

The Company completed its annual goodwill impairment test as of the first day of the third quarter of fiscal 2018 (October 29, 2017). The fair value of the B&N Retail reporting unit exceeded its carrying value based on the annual goodwill impairment test performed as of that date. Subsequent to the annual goodwill impairment test as of October 29, 2017, sales trends unexpectedly softened during the holiday selling season. Given the lower than expected sales results, the Company revised its forecasted outlook. Following the announcement on January 4, 2018 of the Company’s holiday sales results and its revised outlook, the market price of the Company’s common stock sharply declined. Due to those new impairment indicators, the Company performed an interim goodwill impairment test as of December 30, 2017. As a result of the interim testing, the Company recognized an impairment of its B&N Retail reporting unit goodwill of $133,612 during the third quarter of fiscal 2018.

There was no impairment loss related to goodwill during fiscal 2017.

The Company completed its annual other unamortizable intangible assets impairment test for its trade name as of the first day of the third quarter of fiscal 2019 (October 28, 2018) and determined that no impairment was necessary. The Company completed its new annual other unamortizable intangible assets impairment test as of the first day of fiscal January (December 30, 2018) and determined that no impairment was necessary. Although no impairment was necessary, the Company’s trade name is at risk of impairment if B&N Retail comparable store sales decline, store closings accelerate, the assumed long-term discount rate increases, or in general the Company does not achieve its forecasted multi-year strategic plan.

The Company completed its annual other unamortizable intangible assets impairment test for its publishing contracts as of the first day of fiscal January (December 30, 2018). As a result of the testing, the Company recognized an impairment of $5,594 during the third quarter of fiscal 2019. The publishing contracts include the value of long-standing relationships with authors, agents and publishers. Given Sterling’s strong history of maintaining such relationships, the Company believes they produce value indefinitely without an identifiable remaining useful life. However, given the increased costs related to these publishing contracts, these contracts were impaired.

There were no impairment losses related to unamortizable intangible assets during fiscal 2018 and fiscal 2017.

Deferred Charges

Costs incurred to obtain long-term financing are amortized over the terms of the respective debt agreements using the straight-line method, which approximates the effective interest method. Unamortized costs included in other non-current assets as of April 27, 2019 and April 28, 2018 were $6,848 and $4,393, respectively. Amortization expense included in interest and amortization of deferred financing fees was $1,970, $1,953 and $1,950 during fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

Revenue Recognition

On April 29, 2018, the Company adopted Topic 606 using the modified retrospective approach for all contracts not completed as of the adoption date. Financial results for reporting periods beginning after April 28, 2018 are presented in accordance with Topic 606, while prior periods will continue to be reported in accordance with our pre-adoption accounting policies and therefore have not been adjusted to conform to Topic 606.

The primary impact of adopting Topic 606 relates to the timing of revenue recognition for gift card breakage. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. Prior to adoption of Topic 606, the Company recorded this amount in revenue on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. Upon adoption, the Company now recognizes estimated gift card breakage as revenue proportionately as redemption occurs. This change in accounting policy was accounted for through a cumulative effect adjustment to increase retained earnings during the first quarter of fiscal 2019. The Company reclassified $90,147 from gift card liabilities resulting in a cumulative effect adjustment of $70,044, net of tax, to retained earnings on the Company’s consolidated balance sheets and consolidated statement of changes in stockholders’ equity. Additionally, the adoption of Topic 606 resulted in insignificant financial statement presentation reclassifications related to sales return reserve. The Company does not expect the adoption of Topic 606 to have a significant impact on the consolidated financial statements on a prospective basis.

In accordance with Topic 606, revenue shall be recognized upon satisfaction of all contractual performance obligations and transfer of control to the customer. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for corresponding goods or services. Substantially all of the Company’s sales are single performance obligation arrangements for retail sale transactions for which the transaction price is equivalent to the stated price of the product or service, net of any stated discounts applicable at a point in time. Each sales transaction results in an implicit contract with the customer to deliver a product or service at the point of sale. Revenue from retail sales is recognized at the point of sale, net of sales tax and estimated future returns. Revenue from eCommerce sales is recognized upon estimated delivery and receipt of the shipment by the Company’s customers. Freight costs are included within the Company’s cost of sales and occupancy. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of goods sold in the period that the related sales are recorded. All of the Company’s sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. The Company does not treat any promotional offers as expenses.

NOOK acquires the rights to distribute digital content from publishers and distributes the content on www.barnesandnoble.com, NOOK® devices and other eBookstore platforms. Certain digital content is distributed under an agency pricing model, in which the publishers set prices for eBooks and NOOK receives a commission on content sold. The majority of the Company’s eBooks sold are under the agency model.

The Barnes & Noble Membership Program offers members greater discounts and other benefits for products and services, as well as exclusive offers and promotions via e-mail or direct mail, for an annual fee of $25.00, which is non-refundable after the first 30 days. Revenue is recognized over the 12-month period based upon historical spending patterns for Barnes & Noble members.

The following table summarizes disaggregated revenue from contracts with customers by product line:

Sales by Product Line	52 weeks ended April 27, 2019	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017
Media (a)	68%	69%	70%
Digital (b)	2%	3%	3%
Other (c)	30%	28%	27%

Total	100%	100%	100%

(a)	Includes tangible books, music, movies and newsstand.
(b)	Includes NOOK®, related accessories, eContent and warranties.
(c)	Includes Toys & Games, café products, gifts and miscellaneous other.

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

Internal-Use Software and Website Development Costs

Direct costs incurred to develop software for internal use and website development costs are capitalized and amortized over an estimated useful life of three to seven years. During fiscal 2019 and fiscal 2018, the Company capitalized costs, primarily related to labor, consulting, hardware and software, of $15,496 and $17,572, respectively. Amortization of previously capitalized amounts was $23,409, $21,807 and $23,584 for fiscal 2019, fiscal 2018 and fiscal 2017, respectively. Costs related to the design or maintenance of internal-use software and website development are expensed as incurred.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $34,713, $27,553 and $36,420 during fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising and other programs, including payments for product placement in stores, catalogs and online. The Company classifies certain co-op advertising received as a reduction in costs of sales and occupancy. Allowances received from vendors exceeded gross advertising costs in each of the fiscal years noted above.

Closed Store Expenses

When the Company closes or relocates a store, the Company charges unrecoverable costs to expense. Such costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $1,510, $474 and $1,434 during fiscal 2019, fiscal 2018 and fiscal 2017, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Net Earnings (Loss) per Share

In accordance with ASC 260-10-45, Share-Based Payment Arrangements and Participating Securities and the Two-Class Method, unvested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company’s unvested restricted shares and unvested restricted stock units granted prior to July 15, 2015 were considered participating securities. Cash dividends to restricted stock units and performance-based stock units granted on or after July 15, 2015 are not distributed until and except to the extent that the restricted stock units vest, and in the case of performance-based stock units, until and except to the extent that the performance metrics are achieved or are otherwise deemed satisfied. Stock options do not receive cash dividends. As such, these awards are not considered participating securities.

Basic earnings per common share are calculated by dividing the net income, adjusted for income allocated to participating securities, by the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the dilution that would occur if any potentially dilutive instruments were exercised or converted into common shares. The dilutive effect of participating securities is calculated using the more dilutive of the treasury stock method or two-class method. Other potentially dilutive securities include stock options, restricted stock units granted after July 15, 2015, and performance-based stock units and are included in diluted shares to the extent they are dilutive under the treasury stock method for the applicable periods. See Note 7 to the Consolidated Financial Statements for further information regarding the calculation of basic and diluted earnings (loss) per common share.

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

Gift Cards

The Company sells gift cards, which can be used in its stores, on www.barnesandnoble.com, on NOOK® devices and at B&N Education stores. The Company does not charge administrative or dormancy fees on gift cards and gift cards have no expiration dates. Upon the purchase of a gift card, a liability is established for its cash value. Revenue associated with gift cards is deferred until redemption of the gift card. Gift cards redeemed at B&N Education are funded by the gift card liability at the Company. Over time, a portion of the gift cards issued is typically not redeemed. This is referred to as gift card breakage. Effective April 29, 2018, the Company adopted Topic 606. The adoption of Topic 606 resulted in changes in the timing of revenue recognition for gift card breakage. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. Prior to adoption of Topic 606, the Company recorded this amount in revenue on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. Upon adoption, the Company now recognizes estimated gift card breakage as revenue proportionately as redemption occurs.

The Company’s contract liabilities relate to its gift card program. Below is a summary of the changes during fiscal 2019:

Total Company
Gift card liabilities balance as of April 28, 2018	$323,465
Adoption of Topic 606	(90,147)
Gift card breakage	(42,282)
Gift card redemptions	(247,231)
Gift card issuances	271,654

Gift card liabilities balance as of April 27, 2019	$215,459

The Company recognized gift card breakage of $42,282, $43,922 and $35,524 during fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

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

Reclassifications

Certain prior period amounts have been reclassified for comparative purposes to conform with the fiscal 2019 presentation.

Recently Adopted Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). This update clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted. The Company adopted ASU 2016-15 effective April 29, 2018 using the retrospective approach with no impact on the Company’s consolidated statement of cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which was further amended in 2015 and 2016 (Topic 606). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes previous revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the previous revenue guidance. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented (full retrospective method), or apply the requirements in the year of adoption, through a cumulative adjustment (modified retrospective method). The Company adopted Topic 606 effective April 29, 2018 using the modified retrospective method.

The majority of the Company’s revenue is generated from the sale of product in its retail stores, which will continue to be recognized when control of the product is transferred to the customer. The adoption of Topic 606 resulted in the following changes: 1) presentation of estimated merchandise returns as both an asset, equal to the inventory value net of processing costs, and a corresponding return liability, compared to the previous practice of recording an estimated net return liability; and 2) the timing of revenue recognition for gift card breakage. The Company estimates the portion of the gift card liability for which the likelihood of redemption is remote based upon the Company’s historical redemption patterns. Prior to adoption of Topic 606, the Company recorded this amount in revenue on a straight-line basis over a 12-month period beginning in the 13th month after the month the gift card was originally sold. Upon adoption, the Company now recognizes estimated gift card breakage as revenue proportionately as redemption occurs.

The below tables set forth the adjustments to the Company’s consolidated statement of operations and consolidated balance sheet as a result of the newly adopted revenue recognition standard.

	52 Weeks Ended April 27, 2019
	As Reported	Balances Without Adoption of Topic 606	Impact of Adoption Increase (Decrease)
Sales	$3,552,745	3,561,575	(8,830)
Cost of sales and occupancy	2,479,725	2,479,725	—

Gross profit	$1,073,020	1,081,850	(8,830)

	April 27, 2019
	As Reported	Balances Without Adoption of Topic 606	Impact of Adoption Increase (Decrease)
Assets
Prepaid expenses and other current assets	$69,807	70,050	(243)
Liabilities and Shareholders’ Equity
Accrued liabilities	$268,143	267,521	622
Gift card liabilities	$215,459	296,776	(81,317)
Deferred taxes	$70,261	50,158	20,103
Retained earnings	$(186,823)	(248,903)	62,080

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This guidance requires companies to apply the internal-use software guidance in ASC 350-40 to implementation costs incurred in a hosting arrangement that is a service contract to determine whether to capitalize certain implementation costs or expense them as incurred. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company early adopted in the fourth quarter of fiscal 2019. The adoption did not have a material impact on its consolidated financial statements and related disclosures.

Recent Accounting Pronouncements

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which allows for an optional reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects as a result of the newly enacted federal corporate income tax rate under the Tax Cuts and Jobs Act. This guidance is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. Two transition methods are available: at the beginning of the period of adoption, or retrospective to each period in which the income tax effects of the Tax Cuts and Jobs Act related to items remaining in accumulated other comprehensive income are recognized. The Company does not expect the adoption will have a material impact on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (ASU 2016-02), in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous Generally Accepted Accounting Principles. ASU 2016-02 requires that a lessee should recognize a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term on the balance sheet. ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company plans to adopt ASU 2016-02 effective April 28, 2019. The Company remains on schedule and has implemented key system functionality to enable the preparation of restated financial information. The Company is currently evaluating the provisions of this standard and assessing its existing lease portfolio in order to determine the impact on its accounting systems, processes and internal controls over financial reporting. The Company expects the adoption of this standard will increase its long-term assets and liabilities on its consolidated balance sheet by approximately $900,000 to $1,100,000. However, the Company does not expect adoption will have a material impact on its consolidated statement of operations and cash flows.

Reporting Period

The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The reporting periods ended April 27, 2019, April 28, 2018 and April 29, 2017 each contained 52 weeks.

2.	Credit Facility

On August 3, 2015, the Company and certain of its subsidiaries entered into a credit agreement (as amended, the Credit Agreement) with Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and the other lenders from time to time party thereto, under which the lenders committed to provide a five-year asset-backed revolving credit facility in an aggregate committed principal amount of up to $700,000 (Revolving Credit Facility). On September 30, 2016, the Company amended the Credit Agreement to provide for a new “first-in, last-out” revolving credit facility (the FILO Credit Facility and, together with the Revolving Credit Facility, the Credit Facility) in an aggregate principal amount of up to $50,000. The Company generally must draw down the FILO Credit Facility before making any borrowings under the Revolving Credit Facility. On July 13, 2018, the Company entered into a second amendment to the Credit Agreement which, among other things, extended the maturity date of the $750,000 Credit Facility to July 13, 2023 and reduced the interest rate margins applicable to the loans thereunder (Second Amendment). On June 6, 2019, the Company entered into an amendment to the Credit Agreement which amended the first sentence of Section 7.04 (Fundamental Change) of the Credit Agreement by deleting the words “(or agree to do any of the foregoing)”, which deletion permitted the Company to enter into the Merger Agreement (together with the Second Amendment, the Amended Credit Facility).

Proceeds from the Amended Credit Facility are primarily used for general corporate purposes, including seasonal working capital needs. The Amended Credit Facility is secured by substantially all of the inventory, accounts receivable and related assets of the Company and certain of its subsidiaries (collectively, the Loan Parties), but excluding the equity interests in the Company and its subsidiaries, intellectual property, equipment and certain other property. Borrowings under the Amended Credit Facility are limited to a specified percentage of eligible collateral. The Company has the option to request an increase in commitments under the Amended Credit Facility of up to $250,000, subject to certain restrictions.

The Amended Credit Facility allows the Company to declare and pay up to $70,000 in dividends annually to its stockholders without compliance with any availability or ratio-based limitations.

Interest under the Revolving Credit Facility accrues, at the election of the Company, at a LIBOR or alternate base rate, plus, in each case, an applicable interest rate margin between LIBOR plus 1.750% per annum and LIBOR plus 1.250% per annum or between the alternate base rate plus 0.750% per annum and the alternate base rate plus 0.250% per annum based upon the average daily availability under the Revolving Credit Facility for the immediately preceding fiscal quarter. Interest under the FILO Credit Facility accrues, at the election of the Company, at a LIBOR or alternate base rate, plus, in each case, an applicable interest rate margin, which is also determined by reference to the level of excess availability under the Revolving Credit Facility. Loans under the FILO Credit Facility bear interest at 1.000% per annum more than loans under the Revolving Credit Facility.

The Credit Agreement contains customary negative covenants, which limit the Company’s ability to incur additional indebtedness, create liens, make investments, make restricted payments or specified payments and merge or acquire assets, among other things. In addition, if excess availability under the Amended Credit Facility were to fall below certain specified levels, certain additional covenants (including fixed charge coverage ratio requirements) would be triggered, and the lenders would assume dominion and control over the Loan Parties’ cash.

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

The Company wrote off $275 of deferred financing fees related to the Credit Facility during the first quarter of fiscal 2019 and the remaining unamortized deferred financing fees of $3,780 were deferred and are being amortized over the five-year term of the Amended Credit Facility. The Company also incurred $4,425 of fees to secure the Amended Credit Facility, which are being amortized over the five-year term accordingly.

The Company had $203,800 of outstanding debt under the Amended Credit Facility as of April 27, 2019 and $158,700 of outstanding debt under the Credit Facility as of April 28, 2018. The Company had $31,663 of outstanding letters of credit under the Amended Credit Facility as of April 27, 2019 and $34,213 of outstanding letters of credit under the Credit Facility as of April 28, 2018.

The following table presents selected information related to the Company’s credit facilities:

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Credit facility at period end	$203,800	158,700	64,900
Average balance outstanding during the period	$215,630	141,478	96,297
Maximum borrowings outstanding during the period	$335,825	287,933	285,278
Weighted average interest rate during the period (a)	5.29%	5.55%	5.77%
Interest rate at end of period	4.17%	3.92%	3.73%

(a)	Includes commitment fees.

Fees expensed with respect to the unused portion of the credit facilities were $1,896, $2,235 and $2,235 during fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

The Company has no agreements to maintain compensating balances.

3.	Stock-Based Compensation

The Company maintains one active share-based incentive plan: the Amended and Restated 2009 Incentive Plan. Prior to June 2, 2009, the Company issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, the Company’s shareholders approved the 2009 Incentive Plan. Under the 2009 Incentive Plan, the Company has issued restricted stock units, restricted stock and stock options. On September 11, 2012, the Company’s shareholders approved the Amended and Restated 2009 Incentive Plan. Under the Amended and Restated 2009 Incentive Plan, the Company has issued performance-based stock units, restricted stock units, restricted stock and stock options. At April 27, 2019, there were approximately 5,347,176 shares of common stock available for future grants under the Amended and Restated 2009 Incentive Plan.

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

No stock options were granted during fiscal 2019, fiscal 2018 or fiscal 2017.

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

Stock-Based Compensation Activity

The following table presents a summary of the Company’s stock option activity:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, April 30, 2016	324	$11.29	5.09 years	$516
Granted	—	0.00
Exercised	(31)	9.91
Forfeited	(38)	21.14

Balance, April 29, 2017	255	$9.99	4.62 years	$11
Granted	—	0.00
Exercised	—	0.00
Forfeited	(79)	10.08

Balance, April 28, 2018	176	$9.95	3.63 years	$0
Granted	—	0.00
Exercised	—	0.00
Forfeited	—	0.00

Balance, April 27, 2019	176	$9.95	2.63 years	$0

Vested and expected to vest in the future at April 27, 2019	176	$9.95	2.63 years	$0
Exercisable at April 27, 2019	176	$9.95	2.63 years	$0
Available for grant at April 27, 2019	5,347

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of the Company’s common stock. Total intrinsic value of options exercised for fiscal 2019, fiscal 2018 and fiscal 2017 (based on the difference between the Company’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised) was $0, $0 and $99, respectively.

As of April 27, 2019, there was no unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans.

The following table presents a summary of the Company’s restricted stock activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 30, 2016	64	$13.04
Granted	77	10.95
Vested	(64)	13.04
Forfeited	—	0.00

Balance, April 29, 2017	77	$10.95
Granted	141	7.10
Vested	(77)	10.95
Forfeited	—	0.00

Balance, April 28, 2018	141	$7.10
Granted	170	6.62
Vested	(141)	7.10
Forfeited	—	0.00

Balance, April 27, 2019	170	$6.62

Total fair value of shares of restricted stock that vested during fiscal 2019, fiscal 2018 and fiscal 2017 was $789, $548 and $680, respectively. As of April 27, 2019, there was $473 of unrecognized stock-based compensation expense related to non-vested restricted stock awards. That cost is expected to be recognized over a weighted average period of 0.45 years.

The following table presents a summary of the Company’s restricted stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 30, 2016	1,438	$13.76
Granted	547	12.42
Vested	(609)	11.75
Forfeited	(826)	14.22

Balance, April 29, 2017	550	$13.96
Granted	813	7.17
Vested	(228)	14.10
Forfeited	(99)	11.39

Balance, April 28, 2018	1,036	$8.85
Granted	740	5.65
Vested	(336)	10.75
Forfeited	(518)	7.33

Balance, April 27, 2019	922	$6.44

Total fair value of shares of restricted stock units that vested during fiscal 2019, fiscal 2018 and fiscal 2017 were $1,878, $1,694 and $6,612, respectively. As of April 27, 2019, there was $3,769 of unrecognized stock-based compensation expense related to non-vested restricted stock units. That cost is expected to be recognized over a weighted average period of 1.87 years.

The following table presents a summary of the Company’s performance-based stock unit activity:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 30, 2016	151	$18.41
Granted	507	12.48
Vested	—	0.00
Forfeited	(238)	13.55

Balance, April 29, 2017	420	$14.00
Granted	706	7.35
Vested	—	0.00
Forfeited	(117)	12.01

Balance, April 28, 2018	1,009	$9.58
Granted	632	5.50
Vested	(68)	18.36
Forfeited	(535)	8.01

Balance, April 27, 2019	1,038	$7.32

Total fair value of shares of performance-based stock units that vested during fiscal 2019, fiscal 2018 and fiscal 2017 were $369, $0 and $0, respectively. As of April 27, 2019, there was $2,516 of unrecognized stock-based compensation expense related to non-vested performance-based stock units. That cost is expected to be recognized over a weighted average period of 1.54 years.

For fiscal 2019, fiscal 2018 and fiscal 2017, stock-based compensation expense of $3,975, $6,865 and $6,299, respectively, is included in selling and administrative expenses.

4.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising, landlord and other receivables due within one year as follows:

	April 27, 2019	April 28, 2018
Trade accounts	$17,060	$19,446
Credit/debit card receivables	21,543	22,564
Other receivables	22,644	22,542

Total receivables, net	$61,247	$64,562

5.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred rent, long-term insurance liabilities, asset retirement obligations and tax liabilities and reserves. The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is classified as deferred rent. Other long-term liabilities also include store closing expenses, long-term deferred revenues and a health care and life insurance plan for certain retired employees. The Company had the following other long-term liabilities at April 27, 2019 and April 28, 2018:

	April 27, 2019	April 28, 2018
Deferred rent	$52,707	$50,720
Insurance liabilities	12,615	12,589
Asset retirement obligations	12,949	11,629
Tax liabilities and reserves	3,406	5,124
Other	2,849	4,209

Total other long-term liabilities	$84,526	$84,271

6.	Fair Values of Financial Instruments

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

During fiscal 2019, the Company impaired its publishing contracts due to increased costs. As a result, the Company recorded an impairment charge of $5,594. In determining whether the carrying value of unamortizable intangible assets is less than its estimated fair value, a discounted cash flow approach to value was used, which was based on Level 3 inputs as defined by ASC 820.

Store impairment losses related to amortizable assets totaled $16,473, $1,823 and $349 during fiscal 2019, fiscal 2018 and fiscal 2017, respectively. In determining whether the carrying value of long-lived assets is less than its estimated fair value, a discounted cash flow approach to value was used, which was based on Level 3 inputs as defined by ASC 820.

7.	Net Earnings (Loss) per Share

In accordance with ASC 260-10-45, Share-Based Payment Arrangements and Participating Securities and the Two-Class Method, unvested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. The Company’s unvested restricted shares and unvested restricted stock units granted prior to July 15, 2015 were considered participating securities. Cash dividends to restricted stock units and performance-based stock units granted on or after July 15, 2015 are not distributed until and except to the extent that the restricted stock units vest, and in the case of performance-based stock units, until and except to the extent that the performance metrics are achieved or are otherwise deemed satisfied. Stock options do not receive cash dividends. As such, these awards are not considered participating securities.

Basic earnings per common share are calculated by dividing the net income, adjusted for income allocated to participating securities, by the weighted average number of common shares outstanding during the period. Diluted net income per common share reflects the dilution that would occur if any potentially dilutive instruments were exercised or converted into common shares. The dilutive effect of participating securities is calculated using the more dilutive of the treasury stock method or two-class method. Other potentially dilutive securities include stock options, restricted stock units granted after July 15, 2015, and performance-based stock units and are included in diluted shares to the extent they are dilutive under the treasury stock method for the applicable periods.

During periods of net loss, no effect is given to the participating securities because they do not share in the losses of the Company. Due to the net loss during fiscal 2018, participating securities in the amounts of 127,509, were excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive. The Company’s outstanding non-participating securities consisting of dilutive stock options and restricted stock units of 205,065, 38,584 and 140,341 for fiscal 2019, fiscal 2018 and fiscal 2017, respectively, were excluded from the calculation of loss per share using the two-class method because the effect would be antidilutive.

The following is a reconciliation of the Company’s basic and diluted income (loss) per share calculation:

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Numerator for basic income (loss) per share:
Net income (loss)	$3,769	(125,480)	22,023
Less allocation of dividends to participating securities	(95)	(80)	(576)
Less allocation of undistributed earnings to participating securities	—	—	—

Net income (loss) available to common shareholders	$3,674	(125,560)	21,447

Numerator for diluted income (loss) per share:
Net income (loss) available to common shareholders	$3,674	(125,560)	21,447
Allocation of undistributed earnings to participating securities	—	—	—
Less diluted allocation of undistributed earnings to participating securities	—	—	—

Net income (loss) available to common shareholders	$3,674	(125,560)	21,447

Denominator for basic income (loss) per share:
Basic weighted average common shares	72,919	72,588	72,188
Denominator for diluted income (loss) per share:
Basic weighted average shares	72,919	72,588	72,188
Average dilutive options	—	—	63
Average dilutive non-participating securities	205	—	77

Diluted weighted average common shares	73,124	72,588	72,328

Income (loss) per common share:
Basic	$0.05	(1.73)	0.30
Diluted	$0.05	(1.73)	0.30

8.	Defined Contribution Plan

The Company maintains a defined contribution plan (the Savings Plan) for the benefit of substantially all employees. Total Company contributions charged to employee benefit expenses for the Savings Plan were $9,772, $11,275 and $11,815 during fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

9.	Income Taxes

Income (loss) before income taxes for fiscal 2019, fiscal 2018 and fiscal 2017 are as follows:

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Domestic operations	$3,082	(137,693)	47,127
Foreign operations	—	(2)	(328)

Total income (loss) before taxes	3,082	(137,695)	46,799

Income tax provisions (benefits) for fiscal 2019, fiscal 2018 and fiscal 2017 are as follows:

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Current:
Federal	$175	19,990	3,722
State	(1,628)	(1,340)	(7,480)
Foreign	—	—	—

Total current	(1,453)	18,650	(3,758)

Deferred:
Federal	43	(52,831)	25,724
State	723	21,966	2,810
Foreign	—	—	—

Total deferred	766	(30,865)	28,534

Total	$(687)	(12,215)	24,776

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Federal statutory income tax rate	21.0%	30.3%	35.0%
State income taxes, net of federal income tax benefit	21.5	3.0	10.0
Changes to unrecognized tax benefits	(72.0)	1.8	(5.9)
Excess executive compensation	(0.9)	(0.1)	0.3
Meals and entertainment disallowance	10.0	(0.2)	0.5
Tax credits	(6.0)	0.6	—
Changes in valuation allowance	103.2	(26.7)	(1.2)
Changes in deferred taxes and payables	(34.7)	(3.7)	7.0
Amounts not deductible for tax	5.5	0.1	1.9
State law changes	(72.1)	1.5	3.1
Impact of Tax Cuts and Jobs Act	—	4.1	—
Goodwill impairment	—	(1.8)	—
Other, net	2.2	—	2.2

Effective income tax rate	(22.3)%	8.9%	52.9%

The Company recorded an income tax benefit of $687 in fiscal 2019 compared with an income tax benefit of $12,215 and income tax provision of $24,776 in fiscal 2018 and fiscal 2017, respectively. The Company’s effective tax rate was (22.3)%, 8.9% and 52.9% in fiscal 2019, fiscal 2018 and fiscal 2017, respectively. The primary drivers of the effective tax rate in fiscal 2019 include the changes in deferred taxes and payable, changes in valuation allowance, changes to unrecognized tax benefits and the impact of state legislative changes.

The primary drivers of the effective tax rate in fiscal 2018 included the impact of remeasurement of deferred taxes as a result of the Tax Cuts and Jobs Act, changes in deferred taxes and payables and the establishment of valuation allowance against federal and certain state net operating losses. In fiscal 2017, the primary drivers of the effective tax rate included changes in uncertain tax positions and changes in deferred taxes and payables.

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

During the third quarter of fiscal 2019, the Company completed its analysis of the provisional amounts recorded during fiscal 2018 and recorded an additional provision of $170 for nondeductible expenditures. The Company was not subject to the transition tax as there were no untaxed foreign earnings.

The Company accounts for income taxes using the asset and liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. At April 27, 2019 and April 28, 2018, the significant components of the Company’s deferred taxes consisted of the following:

	April 27, 2019	April 28, 2018
Deferred tax assets:
Accrued liabilities	$37,288	$70,891
Insurance liability	4,577	4,830
Loss and credit carryovers	50,413	43,704
Lease transactions	—	93
Pension and post-retirement healthcare	317	340
Stock-based compensation	1,821	2,237
Other	1,669	1,542

Gross deferred tax assets	96,085	123,637

Valuation allowance	(42,503)	(45,861)

Net deferred tax assets	53,582	77,776

Deferred tax liabilities:
Prepaid expenses	(2,419)	(2,779)
Goodwill and intangible asset amortization	(64,529)	(65,910)
Inventory	(930)	(1,440)
Investment in Barnes & Noble.com	(51,978)	(53,304)
Depreciation	(1,310)	(6,387)
Lease transactions	(2,677)	—

Gross deferred tax liabilities	(123,843)	(129,820)

Net deferred tax liabilities	$(70,261)	$(52,044)

The change in deferred tax asset balance during fiscal 2019 is primarily due to the impact of the adoption of Topic 606.

In assessing the realizability of the deferred tax assets, management considered whether it is more likely than not that some or all of the deferred tax assets would be realized. In evaluating the Company’s ability to utilize its deferred tax assets, it considered all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. The Company has recorded a valuation allowance of $42,503 and $45,861 at April 27, 2019 and April 28, 2018, respectively. The decrease in the valuation allowance during fiscal 2019 is due principally to a decrease in deferred tax assets that will no longer require a valuation allowance.

At April 27, 2019, the Company had federal net operating loss carryforwards (NOLs) of approximately $166,144 and state net operating loss carryforwards of $178,143 that are available to offset taxable income in its respective taxing jurisdictions. The federal net operating losses begin to expire in 2019 through 2024. The utilization of $48,228 of the federal NOLs are subject to IRC Section 382 and are limited to approximately $6,653 on an annual basis. NOLs not used during a particular period may be carried forward to future years, though not beyond the expiration years. Additionally, the Company had approximately $117,917 and $177,318 of federal and state NOLs, respectively, that have no annual limitation. The Company had state tax credits totaling $8,538, which have an indefinite life.

As of April 27, 2019, the Company had $4,376 of unrecognized tax benefits, all of which, if recognized, would affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal 2019, fiscal 2018 and fiscal 2017 is as follows:

Balance at April 30, 2016	$14,572
Additions for tax positions of the current period	337
Additions for tax positions of prior periods	1,644
Reductions due to settlements	—
Reductions for tax positions of prior periods	(7,134)

Balance at April 29, 2017	$9,419
Additions for tax positions of the current period	—
Additions for tax positions of prior periods	—
Reductions due to settlements	(22)
Reductions for tax positions of prior periods	(2,548)

Balance at April 28, 2018	$6,849
Additions for tax positions of the current period	—
Additions for tax positions of prior periods	—
Reductions due to settlements	—
Reductions for tax positions of prior periods	(2,473)

Balance at April 27, 2019	$4,376

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company recorded net interest and penalties (benefit) expense of approximately $337, $587, and $(2,860) during fiscal 2019, fiscal 2018 and fiscal 2017, respectively. As of April 27, 2019 and April 28, 2018, the Company had net accrued interest and penalties of $637 and $974 respectively.

The amount of unrecognized tax benefits decreased primarily due to the expiration of various state statutes. Further, we believe that it is reasonably possible that the total amount of unrecognized tax benefits at April 27, 2019 could decrease by approximately $368 within the next 12 months as a result of settlement of certain tax audits or lapses of statutes of limitations, which could impact the effective tax rate.

The Company is subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from fiscal 2014 and forward.

10.	Intangible Assets and Goodwill

		As of April 27, 2019
Amortizable Intangible Assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Other	3-10	$6,639	(6,603)	$36

Unamortizable Intangible Assets(a)		Trade name	Publishing contracts	Total
Balance at April 28, 2018		$293,400	$15,894	$309,294
Impairment		—	(5,594)	(5,594)

Balance at April 27, 2019		$293,400	$10,300	$303,700

Total amortizable and unamortizable intangible assets as of April 27, 2019				$303,736

(a)	See Note 1 for discussion on impairment testing of unamortizable intangible assets.

		As of April 28, 2018
Amortizable Intangible Assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Technology	5-10	$10,710	$(10,404)	$306
Other	3-10	6,546	(6,497)	49

		$17,256	$(16,901)	$355

Unamortizable Intangible Assets
Trade name				$293,400
Publishing contracts				15,894

				$309,294

Total amortizable and unamortizable intangible assets as of April 28, 2018				$309,649

All amortizable intangible assets are being amortized over their useful life on a straight-line basis.

Aggregate Amortization Expense
For the 52 weeks ended April 27, 2019	$412
For the 52 weeks ended April 28, 2018	$644
For the 52 weeks ended April 29, 2017	$782

Estimated Amortization Expense
(12 months ending on or about April 30)
2020	$36

The changes in the carrying amount of goodwill, which relate to the B&N Retail reporting unit, for fiscal 2019 and fiscal 2018, are as follows:

Total Company
Balance as of April 29, 2017	$207,381
Benefit of excess tax amortization (a)	(2,176)
Goodwill impairment (b)	(133,612)

Balance as of April 28, 2018	$71,593
Benefit of excess tax amortization (a)	(1,563)

Balance as of April 27, 2019	$70,030

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

(b)	See Note 1 for discussion on goodwill impairment testing.

11.	Shareholders’ Equity

On March 15, 2017, the Company’s Board of Directors authorized a stock repurchase program of up to $50,000 of its common shares. Stock repurchases under this program may be made through open market and privately negotiated transactions from time to time and in such amounts as management deems appropriate. The stock repurchase program has no expiration date and may be suspended or discontinued at any time. The Company’s repurchase plan is intended to comply with the requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company did not repurchase shares under this plan in fiscal 2019 and fiscal 2018. The Company has remaining capacity of $50,000 under the repurchase program as of April 27, 2019.

As of April 27, 2019, the Company has repurchased 39,745,497 shares at a cost of approximately $1,087,963 since the inception of the Company’s current and prior stock repurchase programs. The repurchased shares are held in treasury.

On October 3, 2018, the Board of Directors approved the adoption of a short-term stockholder rights plan (the Rights Plan). In connection with the Rights Plan, the Board of Directors authorized and declared a dividend, payable to common stockholders of record on October 13, 2018, of one right (Right) per each share of common stock outstanding, to purchase 1/1,000th of a share of Series K Preferred Stock, par value $0.001 per share (Series K Preferred Stock), of the Company, at a price of $24.00 per share (such amount, as may be adjusted from time to time as provided in the Rights Agreement, the Purchase Price). If a person or group acquires beneficial ownership of 20% or more of the shares of common stock outstanding or announces a tender offer or exchange offer, the consummation of which would result in such person or group beneficially owning 20% or more of the shares of common stock outstanding, in each case, without prior approval of the Board of Directors, each holder of a Right (other than any Acquiring Person (as defined in the Rights Agreement), whose Rights will become void) will have the right to purchase, upon payment of the Purchase Price and in accordance with the terms of the Rights Plan, that number of 1/1000ths of a share of Series K Preferred Stock equal to the number of shares of common stock which at the time of the applicable triggering transaction would have a market value of twice the Purchase Price.

The complete terms of the Rights are set forth in a Rights Agreement (the Rights Agreement) dated as of October 3, 2018, as amended by Amendment No. 1 thereto (Amendment No. 1) date as of June 6, 2019, between the Company and Computershare Trust Company, N.A., as rights agent. Amendment No. 1 provided, among other things, that (i) neither the approval, execution, delivery or performance or, if approved by the Board of Directors, amendment, modification or waiver of the Merger Agreement (the Merger Agreement) dated as of June 6, 2019 by and among the Company, Chapters Holdco Inc., a Delaware corporation (Parent), and Chapters Merger Sub Inc., a Delaware corporation, or the Voting Agreement (the Voting Agreement) dated as of June 6, 2019 by and among the Company, certain significant stockholders of the Company and Parent, or the consummation of the merger (Merger) or any other transaction contemplated by the Merger Agreement or the Voting Agreement, nor the public announcement of any of the foregoing will (a) cause any person to (1) become an Acquiring Person or be deemed to have become an Acquiring Person or (2) be deemed to have acquired Beneficial Ownership (as defined in the Rights Agreement) of any securities of the Company or (b) result in the occurrence or deemed occurrence of a Distribution Date (as defined in the Rights Agreement), Business Combination (as defined in the Rights Agreement) or other event or occurrence resulting in a triggering of rights of holders of Rights, or of obligations of the Company under the Rights Agreement, and (ii) the Rights will expire in their entirety, and the Rights Agreement will terminate upon the earliest of (a) the Close of Business (as defined in the Rights Agreement) on October 2, 2019, (b) the time at which all Rights are redeemed, and (c) immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger.

12.	Commitments and Contingencies

The Company leases retail stores, warehouse facilities, office space and equipment. Substantially all of the B&N Retail stores are leased under non-cancelable agreements, which expire at various dates through 2031 with various renewal options for additional periods. The agreements, which have been classified as operating leases, generally provide for both minimum and percentage rentals and require the Company to pay insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores.

The Company leases office space in New York, New York, Monroe Township, New Jersey, Reno, Nevada, Lyndhurst, New Jersey and Westbury, New York.

Rental expense under operating leases is as follows:

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Minimum rentals	$309,586	301,057	302,784
Percentage rentals	959	1,076	1,353

	$310,545	302,133	304,137

Future minimum annual rentals, excluding percentage rentals, required under B&N Retail leases that had initial, non-cancelable lease terms greater than one year, and NOOK leases as of April 27, 2019 are:

Fiscal Year
2020	$315,393
2021	263,304
2022	212,850
2023	145,635
2024	90,197
After 2024	97,687

$1,125,066

The Company provides for minimum rent expense over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of tenant allowances) is reflected in other long-term liabilities and accrued liabilities in the accompanying balance sheets.

Purchase obligations, which include hardware and software maintenance contracts and inventory purchase commitments, as of April 27, 2019 are as follows:

Less Than 1 Year	$70,240
1-3 Years	44,467
3-5 Years	1,481
More Than 5 Years	—

Total	$116,188

13.	Segment Reporting

The Company’s two operating segments are B&N Retail and NOOK.

B&N Retail

This segment includes 627 bookstores as of April 27, 2019, primarily under the Barnes & Noble Booksellers trade name. These Barnes & Noble stores generally offer a comprehensive trade book title base, a café, departments dedicated to Kids and Young Adults, Toys & Games, DVDs,

Music & Vinyl, Gift, Magazine and Bargain products, and a dedicated NOOK® area. The stores also offer a calendar of ongoing events, including author appearances and children’s activities. The B&N Retail segment also includes the Company’s eCommerce website, www.barnesandnoble.com, and its publishing operation, Sterling Publishing Co., Inc.

NOOK

This segment includes the Company’s digital business, including the development and support of the Company’s NOOK® product offerings. The digital business includes digital content such as eBooks, digital audio books, digital newsstand and sales of NOOK® devices and accessories to B&N Retail.

Summarized financial information concerning the Company’s reportable segments is presented below:

Sales by Segment	52 weeks ended April 27, 2019	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017
B&N Retail	$3,481,949	$3,575,614	$3,784,655
NOOK	92,136	111,487	146,514
Elimination(a)	(21,340)	(24,821)	(36,611)

Total	$3,552,745	$3,662,280	$3,894,558

Depreciation and Amortization	52 weeks ended April 27, 2019	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017
B&N Retail	$87,887	$94,334	$98,877
NOOK	9,792	12,006	19,010

Total	$97,679	$106,340	$117,887

Operating Income (Loss)	52 weeks ended April 27, 2019	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017
B&N Retail	$22,902	$(119,394)	$90,663
NOOK	(6,373)	(8,464)	(36,355)

Total	$16,529	$(127,858)	$54,308

Capital Expenditures	52 weeks ended April 27, 2019	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017
B&N Retail	$107,914	$80,670	$89,706
NOOK	5,817	6,981	6,552

Total	$113,731	$87,651	$96,258

Total Assets(b)		As of April 27, 2019	As of April 28, 2018
B&N Retail		$1,678,632	$1,724,279
NOOK		27,002	25,289

Total		$1,705,634	$1,749,568

(a)	Represents sales from NOOK to B&N Retail on a sell-through basis.
(b)	Excludes intercompany balances.

A reconciliation of operating income (loss) from reportable segments to income (loss) before taxes in the consolidated financial statements is as follows:

	52 weeks ended April 27, 2019	52 weeks ended April 28, 2018	52 weeks ended April 29, 2017
Reportable segments operating income (loss)	$16,529	$(127,858)	$54,308
Interest expense, net and amortization of deferred financing costs	(13,447)	(9,837)	(7,509)

Consolidated income (loss) before taxes	$3,082	$(137,695)	$46,799

14.	Legal Proceedings

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

Cassandra Carag individually and on behalf of others similarly situated v. Barnes & Noble, Inc., Barnes & Noble Booksellers, Inc. and DOES 1 through 100 inclusive

On November 27, 2013, former Associate Store Manager Cassandra Carag (Carag) brought suit in Sacramento County Superior Court, asserting claims on behalf of herself and all other hourly (non-exempt) Barnes & Noble employees in California in the preceding four years for unpaid regular and overtime wages based on alleged off-the-clock work, penalties and pay based on missed meal and rest breaks, and for improper wage statements, payroll records, and untimely pay at separation as a result of the alleged pay errors during employment. Via the complaint, Carag seeks to recover unpaid wages and statutory penalties for all hourly Barnes & Noble employees within California from November 27, 2009 to present. On February 13, 2014, the Company filed an answer to the complaint in the state court and concurrently requested removal of the action to federal court. On May 30, 2014, the federal court granted Plaintiff’s motion to remand the case to state court and denied Plaintiff’s motion to strike portions of the answer to the complaint (referring the latter motion to the lower court for future consideration). Plaintiff sought relief from the mandatory five-year trial deadline and the Court denied the application.

Café Manager Class Action

On September 20, 2016, Kelly Brown filed a complaint against Barnes & Noble in the U.S. District Court for the Southern District of New York in which she alleges that she is entitled to unpaid compensation under the Fair Labor Standards Act (FLSA) and Illinois law. Ms. Brown seeks to represent a class of allegedly similarly situated employees who performed the same position (Café Manager) under the FLSA, as well as an Illinois-based class under Illinois law. On November 9, 2016, Ms. Brown filed an amended complaint to add an additional plaintiff named Tiffany Stewart, who is a former Café Manager who also alleges unpaid overtime compensation in violation of New York law and seeks to represent a class of similarly situated New York-based Café Managers under New York law. On May 2, 2017, the Court denied Plaintiffs’ Motion for Conditional Certification, without prejudice. Plaintiffs filed a renewed motion for Conditional Certification on November 17, 2017, which the Court denied on June 25, 2018. There are currently 33 former Café Managers who have joined the action as opt-in plaintiffs.

Bernardino v. Barnes & Noble Booksellers, Inc.

On June 16, 2017, a putative class action complaint was filed against Barnes & Noble Booksellers, Inc. (B&N Booksellers) in the United States District Court for the Southern District of New York, alleging violations of the federal Video Privacy Protection Act and related New York law. The plaintiff, who seeks to represent a class of subscribers of Facebook, Inc. (Facebook) who purchased DVDs or other video media from the Barnes & Noble website, seeks damages, injunctive relief and attorneys’ fees, among other things, based on her allegation that B&N Booksellers supposedly knowingly disclosed her personally identifiable information to Facebook without her consent when she bought a DVD from Barnes & Noble’s website. On July 10, 2017, the plaintiff moved for a preliminary injunction requiring Barnes & Noble to change the operation of its website, which motion B&N Booksellers opposed. On July 31, 2017, B&N Booksellers moved to compel the case to arbitration, consistent with the terms of use on Barnes & Noble’s website. On August 28, 2017, the court denied the plaintiff’s motion for a preliminary injunction. On January 31, 2018, the court granted B&N Booksellers’ motion to compel arbitration, and the clerk of court closed the case on February 1, 2018. On March 2, 2018, the plaintiff filed an appeal in the United States Court of Appeals for the Second Circuit from the district court’s grant of B&N Booksellers’ motion to compel arbitration. On March 7, 2019, following briefing and oral argument, the United States Court of Appeals for the Second Circuit entered a summary order and judgment, dismissing the plaintiff’s appeal for lack of jurisdiction.

Parneros v. Barnes & Noble, Inc.

On August 28, 2018, Demos Parneros, the former Chief Executive Officer of Barnes & Noble, Inc., filed a complaint against Barnes & Noble, Inc. in the United States District Court for the Southern District of New York. The plaintiff asserts claims for breach of contract and defamation under New York law. On October 5, 2018, the plaintiff filed an amended complaint asserting a third cause of action for breach of the covenant of good faith and fair dealing. The plaintiff seeks injunctive relief, compensatory damages, and punitive damages, among other things, based on allegations that he did not violate the Company’s policies prior to his employment termination, and that the Company’s press release damaged his reputation. On October 30, 2018, Barnes & Noble, Inc. filed its answer, affirmative defenses and counterclaims. Specifically, the Company asserted counterclaims for breach of fiduciary duty and faithless servant, based on allegations that the plaintiff violated his fiduciary duties of loyalty and good faith in connection with a potential transaction, as well as for a declaratory judgment that the plaintiff’s outstanding equity awards at the time of his termination were subject to cancellation under the Company’s Amended and Restated 2009 Incentive Plan. Barnes & Noble, Inc. seeks, among other things, damages in connection with the plaintiff’s breach of his fiduciary duties. On December 21, 2018, the plaintiff filed a motion to dismiss the Company’s faithless servant counterclaim, which was denied by Order dated May 6, 2019. On January 18, 2019, the plaintiff filed a motion seeking partial advancement of his attorneys’ fees and expenses based on his employment contract and the Company’s bylaws, which was granted by Order dated May 6, 2019. On May 17, 2019, the plaintiff filed a motion to compel the production of certain documents over which the Company is asserting privilege, which has been fully briefed and which has been referred by the District Judge to the Magistrate Judge for determination. On May 8, 2019, upon the parties’ request, the Court entered a first amended Scheduling Order, which provides, inter alia, that discovery will be completed by September 20, 2019, that dispositive motions will be completed by December 6, 2019, and that the parties will be ready for trial on or after February 10, 2020.

Vickie Hebert individually and on behalf of others similarly situated v. Barnes & Noble, Inc., and DOES 1 through 100 inclusive

On February 6, 2019, Vicki Hebert filed a complaint against Barnes & Noble in the Superior Court of the State of California, County of San Diego in which she alleges that she is entitled to statutory and punitive damages under the Fair Credit Reporting Act (FCRA). Ms. Hebert seeks to represent a class of allegedly similarly situated individuals for whom Barnes & Noble procured a consumer report for reporting purposes under the FCRA. The Company has removed the action to federal court in the Southern District of California and filed its answer to the operative complaint on April 29, 2019. The Court scheduled the initial case management conference for June 19, 2019 and the settlement conference for August 13, 2019.

15.	Barnes & Noble Education, Inc. Transactions

Direct Costs Incurred Related to On-going Agreements with Barnes & Noble Education, Inc. (Subsequent to the Spin-Off)

In connection with the separation of B&N Education, Inc. (Barnes & Noble Education or B&N Education), the Company entered into a Separation and Distribution Agreement with B&N Education on July 14, 2015 and several other ancillary agreements on August 2, 2015. These agreements govern the relationship between the parties after the separation and allocate between the parties various assets, liabilities, rights and obligations following the separation, including inventory purchases, employee benefits, intellectual property, information technology, insurance and tax-related assets and liabilities. The agreements also describe the Company’s future commitments to provide B&N Education with certain transition services following the Spin-Off. These agreements include the following:

•

a Separation and Distribution Agreement that sets forth the Company’s and B&N Education’s agreements regarding the principal actions that both parties took in connection with the Spin-Off and aspects of this relationship following the Spin-Off. The term of the agreement is perpetual after the Distribution date;

•

a Transition Services Agreement, pursuant to which the Company agreed to provide B&N Education with specified services for a limited time to help ensure an orderly transition following the Spin-Off. The Transition Services Agreement specifies the calculation of B&N Education costs for these services. This agreement has expired pursuant to its terms;

•

a Tax Matters Agreement governs the respective rights, responsibilities and obligations of the Company and B&N Education after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests). The Tax Matters Agreement was terminated by the parties on March 27, 2019, with the exception of certain indemnification obligations;

•

an Employee Matters Agreement with B&N Education, addressing employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs, in which B&N Education employees participated prior to the Spin-Off. This agreement has expired pursuant to its terms; and

•

a Trademark License Agreement, pursuant to which the Company grants B&N Education an exclusive license in certain licensed trademarks and a non-exclusive license in other licensed trademarks. The term of the agreement is perpetual after the Spin-Off date.

Summary of Transactions with Barnes & Noble Education, Inc.

During the 52 weeks ended April 27, 2019, the Company charged B&N Education $19,847 for purchases of inventory and direct costs incurred under the agreements discussed above.

As of April 27, 2019, amounts due from B&N Education for book purchases and direct costs incurred under the agreements discussed above were $2,124.

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

In fiscal 2010, the Company entered into an Aircraft Time Sharing Agreement with LR Enterprises Management LLC (LR Enterprises), which is owned by Leonard Riggio and Louise Riggio, pursuant to which LR Enterprises granted the Company the right to use a jet aircraft owned by it on a time-sharing basis in accordance with, and subject to the reimbursement of certain operating costs and expenses as provided in, the Federal Aviation Regulations (FAR). Such operating costs were $147, $185 and $153 during fiscal 2019, fiscal 2018 and fiscal 2017, respectively. LR Enterprises is solely responsible for the physical and technical operation of the aircraft, aircraft maintenance and the cost of maintaining aircraft liability insurance, other than insurance obtained for the specific flight as requested by the Company, as provided in the FAR.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity, in which Leonard Riggio has a majority interest, under a lease expiring in 2023, and the second location is leased from an entity, in which Leonard Riggio has a minority interest, under a lease expiring in 2023. Both locations were rented at an aggregate annual rent, including real estate taxes, of approximately $10,649, $10,503 and $9,637 during fiscal 2019, fiscal 2018 and fiscal 2017, respectively.

William Dillard II is a member of the Company’s Board of Directors. Mr. Dillard II serves as a Director at LiveRamp Holdings, Inc., which owns LiveRamp, Inc. (LiveRamp), a marketing data services firm. In fiscal 2018, the Company entered into an agreement to utilize LiveRamp’s services. Total fees paid to LiveRamp were $165 and $0 during fiscal 2019 and fiscal 2018, respectively.

17.	Dividends

The Company paid a dividend to common stockholders in the amount of $32,874 and $43,638 during fiscal 2019 and fiscal 2018, respectively. The Company declared a dividend to common stockholders in the amount of $43,874 and $43,638 during fiscal 2019 and fiscal 2018, respectively.

18.	Severance

On February 13, 2018, the Company announced that it implemented a new labor model for its stores that has resulted in the elimination of certain store positions. In addition, in fiscal 2018 the Company executed home office reductions as part of the Company’s strategic initiatives. The Company recorded a charge of $16,212 for aggregate employee-related severance costs in connection with these actions within selling and administrative expenses during fiscal 2018.

19.	EBook Settlement

The Company provided credits to eligible customers resulting from the settlement reached with Apple Inc. (Apple) in an antitrust lawsuit filed by various State Attorneys General and private class plaintiffs regarding the price of digital books. The Company’s customers were entitled to $95,707 in total credits as a result of the settlement, which was funded by Apple. If a customer’s credit was not used to make a purchase by June 24, 2017, the entire credit would have expired. The program concluded on July 1, 2017, through which date the Company’s customers had activated $60,397 in credits, of which $56,472 were redeemed. No balances were due from the Apple settlement fund as of April 27, 2019 related to this portion of the program.

On September 7, 2017, the court approved redistribution of remaining funds from the Apple settlement. Customers who redeemed some or all of their credits from the first distribution that concluded on July 1, 2017 were eligible to receive additional credits in October 2017. The Company’s customers were entitled to $14,815 in total credits as a result of the redistribution, which were funded by Apple. This program concluded on April 20, 2018, through which date the Company’s customers had activated $10,851 in credits, of which $10,249 were redeemed. Total receivables from the Apple settlement fund were $0 and $452 as of April 27, 2019 and April 28, 2018, respectively.

20.	CEO Departure

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

21.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for fiscal 2019 and fiscal 2018 is as follows:

Fiscal 2019 Quarterly Period Ended On	July 28, 2018	October 27, 2018	January 26, 2019	April 27, 2019	Fiscal Year 2019
Sales	$794,776	771,188	1,231,348	755,433	$3,552,745
Gross profit	228,072	225,347	397,358	222,243	1,073,020

Net income (loss)	$(17,038)	(27,394)	66,930	(18,729)	$3,769
Basic income (loss) per common share	$(0.23)	(0.38)	0.91	(0.26)	$0.05
Diluted income (loss) per common share	$(0.23)	(0.38)	0.91	(0.26)	$0.05

Fiscal 2018 Quarterly Period Ended On	July 29, 2017	October 28, 2017	January 27, 2018	April 28, 2018	Fiscal Year 2018
Sales	$853,316	791,117	1,231,771	786,076	$3,662,280
Gross profit	253,481	228,695	400,026	229,001	1,111,203

Net loss	$(10,778)	(30,094)	(63,536)	(21,072)	$(125,480)
Basic loss per common share	$(0.15)	(0.41)	(0.87)	(0.29)	$(1.73)
Diluted loss per common share	$(0.15)	(0.41)	(0.87)	(0.29)	$(1.73)

22.	Subsequent Events

Dividends to Stockholders

On June 7, 2019, the Company announced its Board of Directors declared a quarterly cash dividend of $0.15 per share, payable on August 2, 2019 to stockholders of record at the close of business on July 5, 2019.

Merger Agreement

On June 6, 2019, the Company entered into the Merger Agreement to further the consummation of the Merger. The Board of Directors of the Company approved the Merger Agreement and the transactions contemplated thereby following the recommendation of a special committee consisting solely of independent and disinterested directors, to which the Board of Directors of the Company had delegated authority to consider and negotiate the Merger Agreement and the transactions contemplated thereby (including the Voting Agreement and the transactions contemplated thereby).

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, each share of the Company’s Common Stock (other than (i) shares of Company Common Stock held by the Company or any of its subsidiaries, including as treasury stock, or by Parent or any of its subsidiaries, including Merger Sub, which will be cancelled and cease to exist, and (ii) shares of Company Common Stock for which stockholders have exercised statutory appraisal rights and which will be entitled to the appraised value thereof, if applicable, pursuant to Section 262 of the DGCL), will be converted into the right to receive the Merger Consideration.

The transaction is expected to close in the third quarter of calendar year 2019, and is subject to certain mutual conditions, including (i) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of Company Common Stock, voting together as a single class; (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iii) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned upon (i) the accuracy of the representations and warranties of the other party as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers) and (ii) the compliance by the other party in all material respects with its pre-closing obligations under the Merger Agreement. Parent’s and Merger Sub’s respective obligations to consummate the Merger are also conditioned upon the absence of a Company Material Adverse Effect (as defined in the Merger Agreement). Closing of the Merger is not subject to a financing condition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Barnes & Noble, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Barnes & Noble, Inc. (the “Company”) as of April 27, 2019 and April 28, 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended April 27, 2019, and the related notes and the financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at April 27, 2019 and April 28, 2018, and the results of its operations and its cash flows for each of the three years in the period ended April 27, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of April 27, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated June 19, 2019 expressed an unqualified opinion thereon.

Adoption of ASU No. 2014-09

As discussed in Note 1 to the consolidated financial statements, the Company changed its method for recognizing revenue as a result of the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the amendments in ASUs 2015-14, 2016-08, 2016-10 and 2016-12 effective April 29, 2018.

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

New York, New York

June 19, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Barnes & Noble, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Barnes & Noble, Inc.’s internal control over financial reporting as of April 27, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Barnes & Noble, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of April 27, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2019 consolidated balance sheets of the Company as of April 27, 2019 and April 28, 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended April 27, 2019, and the related notes and the financial statement schedule listed in the Index at Item 15(a), and our report dated June 19, 2019 expressed an unqualified opinion thereon.

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

New York, New York

June 19, 2019

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

OTHER INFORMATION

The Company has included the Section 302 certifications of the Members of the Office of the Chief Executive Officer and the Chief Financial Officer of the Company as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal 2019 filed with the Securities and Exchange Commission, and the Company will submit to the New York Stock Exchange a certificate of the Members of the Office of the Chief Executive Officer of the Company certifying that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards.